As confidentially submitted to the U.S. Securities and Exchange Commission on October 21, 2025.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-[•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM F-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

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ROSE HOLDCO PTE. LTD.*
(Exact name of registrant as specified in its charter)

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Singapore	7371	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

For Co-Registrants, see “Table of Co-Registrants” on the following page.

29 Media Cir. #05-22
Singapore, 138565
Telephone: +65 6591 8840
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

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Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
Telephone: 302-738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

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Copies to:

Joel L. Rubinstein Jonathan Rochwarger Daniel Nussen White & Case LLP 1221 Avenue of the Americas New York, NY 10020 Telephone: (212) 819-8200	Neeta Sahadev White & Case LLP 3000 El Camino Real 2 Palo Alto Square, Suite 900 Palo Alto, CA 94306 Telephone: (650) 213-0300	Adam C. Berkaw David Landau Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Fl. New York, NY 10105 Telephone: (212) 370-1300

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Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the transactions contemplated by the Business Combination Agreement described in the included proxy statement/prospectus have been satisfied or waived.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

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†           The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

*           Prior to the consummation of the amalgamation described herein, the Registrant intends to convert from a Singapore private company limited by shares to a Singapore public company limited by shares. All securities being registered will be issued by the Registrant after its conversion to a Singapore public company limited by shares. Upon such conversion, the Registrant will be known as “Horizon Quantum Holdings Ltd.”

The Registrant and Co-Registrant hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant and Co-Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

TABLE OF CO-REGISTRANTS

Exact Name of Co-Registrant as Specified in its Charter(1)(2)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Horizon Quantum Computing Pte. Ltd.	Singapore	7371	N/A

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(1)      The Co-Registrant has the following principal executive office:

Horizon Quantum Computing Pte. Ltd.
29 Media Cir., #05-22
Singapore, 138565
Telephone: +65 6591 8840

(2)      The agent for service for the Co-Registrant is:

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
Telephone: 302-738-6680

EXPLANATORY NOTE

This registration statement contains two prospectuses, as set forth below.

•        Primary Offering Prospectus.    A primary offering prospectus of Rose Holdco Pte. Ltd. (which will be converted from a Singapore private company to a Singapore public company and renamed “Horizon Quantum Holdings Ltd.” prior to the amalgamation described herein) with respect to the issuance of up to 27,994,580 Holdco Class A Ordinary Shares, up to 20,242,712 Holdco Class B Ordinary Shares, and 6,044,160 Holdco Warrants in connection with the completion of the Business Combination and the issuance of up to 20,242,712 Holdco Class A Ordinary Shares upon the conversion of such Holdco Class B Ordinary Shares and 6,044,160 Holdco Class A Ordinary Shares issuable upon the exercise of such Holdco Warrants; and

•        Resale Prospectus.    A resale prospectus with respect to the resale by the Selling Securityholder named therein of up to 2,884,660 Holdco Warrants and 2,884,660 Holdco Class A Ordinary Shares issuable upon the exercise of such Holdco Warrants.

The resale prospectus is substantively identical to the primary offering prospectus, except for the following:

•        the resale prospectus contains a different cover page;

•        a “Selling Securityholder” section is included in the resale prospectus; and

•        an alternate “Plan of Distribution” section is included in the resale prospectus.

This registration statement includes a set of alternate pages after the end of the primary offering prospectus (the “Alternate Pages”) that form a part of the resale prospectus and not the primary offering prospectus. The primary offering prospectus excludes the Alternate Pages and will be used for the primary offering by Rose Holdco Pte. Ltd. (which will be converted from a Singapore private company limited by shares to a Singapore public company limited by shares prior to the amalgamation described herein. Upon such conversion, the registrant will be known as “Horizon Quantum Holdings Ltd.”). The resale prospectus adds and substitutes the Alternate Pages and will be used for the resale offering by the Selling Securityholder named therein.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION DATED OCTOBER 21, 2025

PROXY STATEMENT FOR SPECIAL MEETING OF
SHAREHOLDERS OF
DMY SQUARED TECHNOLOGY GROUP, INC.

PROSPECTUS FOR
UP TO 27,994,580 CLASS A ORDINARY SHARES, UP TO 20,242,712 CLASS B ORDINARY SHARES, 6,044,160
WARRANTS, UP TO 20,242,712 CLASS A ORDINARY SHARES ISSUABLE UPON THE CONVERSION OF
SUCH CLASS B ORDINARY SHARES, AND 6,044,160 CLASS A ORDINARY SHARES ISSUABLE
UPON THE EXERCISE OF SUCH WARRANTS, IN EACH CASE,
OF
ROSE HOLDCO PTE. LTD. (WHICH WILL BE CONVERTED FROM A SINGAPORE PRIVATE
COMPANY LIMITED BY SHARES TO A SINGAPORE PUBLIC COMPANY LIMITED BY SHARES
PRIOR TO THE AMALGAMATION DESCRIBED HEREIN. UPON SUCH CONVERSION, THE
REGISTRANT WILL BE KNOWN AS “HORIZON QUANTUM HOLDINGS LTD.”)

On September 8, 2025, the board of directors (“DMY Board”) of dMY Squared Technology Group, Inc., a Massachusetts corporation (“DMY,” “we,” “us” or “our”), unanimously approved the Business Combination Agreement, entered into on September 9, 2025, by and among DMY, Rose Holdco Pte. Ltd. (Company Registration No.: 202537774K), a Singapore private company limited by shares (“Holdco”), Rose Acquisition Pte. Ltd. (Company Registration No.: 202537790M), a Singapore private company limited by shares and a wholly-owned subsidiary of Holdco (“Merger Sub 1”), Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”), and Horizon Quantum Computing Pte. Ltd. (Company Registration No.: 201802755E), a Singapore private company limited by shares (“Horizon”) (as it may be amended, restated, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which the following will occur: (1) Holdco will be converted from a Singapore private company limited by shares to a Singapore public company limited by shares and, in connection therewith, will adopt an amended and restated constitution (the “Holdco A&R Constitution”), and, among other things, upon such conversion, Holdco will be known as “Horizon Quantum Holdings Ltd.”; (2) the amalgamation of Merger Sub 1 and Horizon under Section 215A of the Companies Act 1967 of Singapore, as amended (the “Singapore Companies Act”), with Horizon surviving as the amalgamated company and a wholly-owned subsidiary of Holdco (the “Amalgamation”); (3) the merger of Merger Sub 2 with and into and DMY, pursuant to the Massachusetts Business Corporation Act (the “MBCA”), with DMY surviving the merger as a wholly-owned subsidiary of Holdco (the “SPAC Merger”); and (4) the other transactions contemplated by the Business Combination Agreement and documents related thereto (such transactions, together with the Amalgamation and the SPAC Merger, the “Business Combination”), all as described in more detail in the accompanying proxy statement/prospectus. A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

Holdco was incorporated in Singapore with a constitution (the “Holdco Constitution”) which, among other things, implements a dual class structure wherein Holdco’s ordinary shares (the “Holdco Ordinary Shares”) consist of Class A ordinary shares of the share capital of Holdco (the “Holdco Class A Ordinary Shares”) and Class B ordinary shares of the share capital of Holdco (the “Holdco Class B Ordinary Shares”). The rights attaching to the Holdco Class B Ordinary Shares and the Holdco Class A Ordinary Shares are identical in all respects and the Holdco Class A Ordinary Shares and Holdco Class B Ordinary Shares vote together as a single class on all matters, except that the holders of Holdco Class A Ordinary Shares will have one vote per share of Holdco Class A Ordinary Shares and the holders of Holdco Class B Ordinary Shares will have three votes per share of Holdco Class B Ordinary Shares. Upon any sale, assignment, transfer, conveyance, pledge, hypothecation or other transfer or disposition of the Holdco Class B Ordinary Shares, whether or not for value and whether or not voluntary or involuntary (with certain customary exceptions described in more detail in the accompanying proxy statement/prospectus) or by operation of law, such Holdco Class B Ordinary Shares will automatically convert into Holdco Class A Ordinary Shares at an initial conversion rate of one to one, subject to adjustment by the Holdco Board. Additionally, all outstanding Holdco Class B Ordinary Shares will automatically be converted into Holdco Class A Ordinary Shares at an initial conversion rate of one to one, subject to adjustment by the Holdco Board, as follows: (x) at 5:00 p.m., Singapore time, on the first day following the date on which the Horizon Founder (as defined below) is no longer serving as a director or officer of Holdco, (y) the death or incapacity of the Horizon Founder, and (z) such time as the number of outstanding Holdco Class B Ordinary Shares is less than 50% of the total number of Holdco Class B Ordinary Shares outstanding as of immediately following the Amalgamation (as equitably adjusted for share splits, reverse share splits, share dividends, reorganizations, consolidations, exchanges of shares or other similar transactions). The Holdco Class B Ordinary Shares are also convertible into an equal number of Holdco Class A Ordinary Shares at any time at the option of the holder. Prior to the effective time of the Amalgamation, Holdco will adopt, in accordance with the Singapore Companies Act, the Holdco A&R Constitution, which will govern the rights, privileges, and preferences of the holders of Holdco securities upon its conversion into a Singapore public company. A copy of the Holdco A&R Constitution is attached to the accompanying proxy statement/prospectus as Annex B.

No later than one business day prior to the effective time of the Amalgamation, each Horizon Preference Share (as defined below) will be exchanged and converted into Horizon Ordinary Shares (as defined below) at the applicable conversion ratio set forth in the Horizon Constitution (the “Horizon Preference Share Conversion”). Prior to the effective time of the Amalgamation, Holdco will adopt the Holdco A&R Constitution. At the effective time of the Amalgamation, (i) each simple agreement for future equity (“SAFE”) that has not been terminated or expired, pursuant to its terms, will be canceled and automatically deemed for all purposes to represent the right to receive a number of Holdco Class A Ordinary Shares equal to the Exchange Ratio (as defined below) multiplied by the number of Horizon shares (on an as-converted basis) subject to such SAFE, (ii) each issued and outstanding ordinary share in the share capital of Horizon (the “Horizon Ordinary Shares”) (after taking into account the Horizon Preference Share Conversion and including any ordinary shares issued in any Horizon Pre-Closing Financing (as defined below)) will be automatically converted into the right to receive a number of Holdco Ordinary Shares equal to the Exchange Ratio, on the terms and subject to the conditions of the Business Combination Agreement; provided that Horizon Ordinary Shares held by Dr. Joseph Fitzsimons, the founder and Chief Executive Officer of Horizon (the “Horizon Founder”), will be converted into Holdco Class B Ordinary Shares, and the Horizon Ordinary Shares held by each other shareholder of Horizon will be converted into Holdco Class A Ordinary Shares. Additionally, at the effective time of the Amalgamation, each outstanding and unexercised option to subscribe for Horizon Ordinary Shares (each, a “Horizon Option”) will become an option to subscribe for Holdco Class A Ordinary Shares (each, a “Holdco Option”) containing the same terms, conditions, vesting and other provisions as are currently applicable to such Horizon Options, provided that each Holdco Option will be exercisable for the number of Holdco Class A Ordinary Shares equal to the Exchange Ratio (as defined below) multiplied by the number of Horizon Ordinary Shares subject to the Horizon Option as of immediately prior to the effective time of the Amalgamation, rounded down to the nearest whole share, at an exercise price equal to the per share exercise price of the Horizon Option divided by the Exchange Ratio, rounded up to the nearest whole cent.

The “Aggregate Amalgamation Consideration”, being the aggregate number of new Holdco Ordinary Shares to be issued to the holders of Horizon’s capital stock (the “Horizon Shareholders”) and holders of SAFEs in connection with the Amalgamation, will be a number of Holdco Ordinary Shares determined by dividing (a) the sum of (i) $503,000,000 plus (ii) the aggregate amount of any Horizon Pre-Closing Financing (of which $1 million has been raised as of the date of this proxy statement/prospectus), by (b) the per share price at which each Public Share (as defined below) may be redeemed in connection with the Business Combination (the “Redemption Price”). The “Exchange Ratio” is the number of Holdco Ordinary Shares to be issued in exchange for issued and outstanding Horizon capital stock upon the Amalgamation, and is equal to the quotient obtained by dividing (x) the Aggregate Amalgamation Consideration by (y) the Fully Diluted Horizon Capitalization. The “Fully-Diluted Horizon Capitalization” means the sum, without duplication of (i) the aggregate number of Horizon Ordinary Shares issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (ii) the aggregate number of seed convertible preference shares of Horizon (“Horizon Seed Preference Shares”) (on an as-converted to Horizon Ordinary Shares basis) issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (iii) the aggregate number of seed plus convertible preference shares of Horizon (“Horizon Seed Plus Preference Shares”) (on an as-converted to Horizon Ordinary Shares basis) issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (iv) the aggregate number of Series A convertible preference shares of Horizon (“Horizon Series A Preference Shares”, and together with the Horizon Seed Preference Shares and Horizon Seed Plus Preference Shares, the “Horizon Preference Shares”, and together with the Horizon Ordinary Shares, the “Horizon Shares”) (on an as-converted to Horizon Ordinary Shares basis) issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (v) the aggregate number of Horizon Shares (on an as-converted basis) issuable upon the conversion of SAFEs that have not terminated or expired as of immediately prior to the effective time of the Amalgamation, plus (vi) the aggregate number of Horizon Ordinary Shares issuable upon, or pursuant to, the exercise of Horizon Options that are issued and outstanding and vested as of immediately prior to the effective time of the Amalgamation, treating such outstanding and vested Horizon Options as having been exercised in full (calculated using the treasury stock method of accounting), plus (vii) the aggregate number of Horizon Ordinary Shares issuable upon, or pursuant to, the Horizon Pre-Closing Financing, if any. Accordingly, assuming that the Fully Diluted Horizon Capitalization on the Closing Date is 17,417,522 shares and that the Redemption Price is approximately $11.59, which is estimated using an assumed Closing Date of September 30, 2025, the estimated Exchange Ratio is approximately 2.50 Holdco Ordinary Shares for every Horizon Ordinary Share (the “Estimated Exchange Ratio”).

After the effective time of the Amalgamation and immediately prior to the effective time of the SPAC Merger, (1) DMY will effect the redemption of the shares of Class A common stock of DMY, par value $0.0001 per share (the “DMY Class A Shares”), initially issued as part of the DMY Units (as defined below) sold in DMY’s IPO (the “Public Shares” and the holders of Public Shares, the “Public Shareholders”) that are validly submitted for redemption and not withdrawn, (2) each outstanding share of Class B common stock of DMY, par value $0.0001 per share (the “DMY Class B Shares”, and together with the DMY Class A Shares, the “DMY Common Stock”), will be automatically converted into DMY Class A Shares on a one-for-one basis (the “Class B Share Conversion”), and (3) each unit sold in DMY’s IPO (the “DMY Units”) will be automatically separated into its component parts (the “Unit Separation”) and the holder of each DMY Unit will be deemed to hold one DMY Class A Share and one-half of one warrant to purchase DMY Class A Shares (“DMY Public Warrants”) (provided that no fractional DMY Public Warrants will be issued upon the separation of the DMY Units and only whole DMY Public Warrants will be assumed by Holdco and become Holdco Warrants (as defined below)).

At the effective time of the SPAC Merger, (a) each outstanding DMY Class A Share (excluding Public Shares validly submitted for redemption and any dissenting shares, but including DMY Class A Shares issued upon the Class B Share Conversion and DMY Class A Shares issued upon the Unit Separation) will be automatically converted into the right to receive one Holdco Class A Ordinary Share, (b) each outstanding whole DMY Public Warrant (including DMY Public Warrants issued upon the Unit Separation) will be assumed by Holdco and will be exercisable for Holdco Class A Ordinary Shares in lieu of DMY Class A Shares (the “Holdco Public Warrants”), and (c) each outstanding private placement warrant of DMY initially issued in a private placement simultaneous with DMY’s IPO (the “DMY Private Warrants”) will be assumed by Holdco and will be exercisable for Holdco Class A Ordinary Shares in lieu of DMY Class A Shares (the “Holdco Private Warrants”, and together with the Holdco Public Warrants, the “Holdco Warrants”).

Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain closing conditions of the respective parties, including, without limitation: (i) the aggregate cash proceeds available to Holdco, consisting of the (w) cash remaining in the trust account established in connection with DMY’s IPO (the “Trust Account”) (net of the amount required to be paid to redeeming Public Shareholders, but for the avoidance of doubt, prior to the payment of any transaction expenses), plus (x) aggregate cash proceeds actually received by Holdco from the PIPE Investments (as defined below), plus (y) aggregate cash proceeds received by DMY, Holdco, or Horizon in respect of any Additional Financing (as defined below), plus (z) available cash and cash equivalents on the balance sheets of DMY and Horizon as of the closing of the transactions (not including any cash proceeds received by Horizon in respect of any Additional Financing) (the “Closing” and the date of the Closing, the “Closing Date”) (such amount, the “Aggregate Closing Cash”), equaling or exceeding the sum of transaction expenses (estimated to be $17 million) plus requisite working capital of $45 million, for a total estimated requirement of $62 million to satisfy such condition (the “Minimum Cash Condition”); (ii) the Holdco Class A Ordinary Shares to be issued in connection with the Business Combination having been approved for listing on the New York Stock Exchange, the NYSE American or Nasdaq, as mutually determined by DMY and Horizon (the “Stock Exchange”) subject to official notice of issuance; (iii) this registration statement having been declared effective by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of this registration statement being in effect, and no proceedings for purposes of suspending the effectiveness of this registration statement having been initiated or threatened in writing by the SEC; and (iv) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by the requisite vote of the holders of DMY Common Stock (such holders, the “DMY Shareholders” and such vote, the “DMY Shareholder Approval”) and Horizon Shareholders (the “Horizon Shareholder Approval”). The Minimum Cash Condition described above is for the benefit of Horizon only and is subject to waiver by Horizon. Conditions (ii) through (iv) above are for the benefit of both DMY and Horizon and are subject to waiver by both DMY and Horizon. As of the date of this proxy statement/prospectus, the Minimum Cash Condition has not been satisfied. The parties intend to satisfy the Minimum Cash Condition through a PIPE Investment, Additional Financing, and through amounts released from the Trust Account. In the event the Minimum Cash Condition is not satisfied as a result of redemptions of Public Shares which reduce the amount available to be released to the parties from the Trust Account and/or the failure to obtain third-party financing, Horizon may, in its sole discretion, waive the Minimum Cash Condition. If Horizon waives the Minimum Cash Condition, DMY intends to file a Current Report on Form 8-K within four business days of such event, however such condition may be waived at any time prior to the Closing, including after the deadline for submitting redemption requests or the Special Meeting, and, given such timing, you may not be notified before the deadline for submitting redemption requests or the Special Meeting. For more information, see “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing.”

The Business Combination Agreement requires DMY, Horizon, and Holdco to use their reasonable best efforts to enter into mutually agreed subscription agreements with accredited investors, pursuant to which such investors will agree, subject to the terms and conditions set forth therein, to subscribe for and purchase, at the Closing, Holdco Class A Ordinary Shares at a purchase price equal to the Redemption Price (the “PIPE Investment”). Further, DMY and Horizon may upon mutual determination, seek one or more additional financing commitments (the “Additional Financing”) in the form of (x) SAFEs or any other form of equity financing of Horizon, which financing closes and is funded to Horizon prior to the Closing (the “Horizon Pre-Closing Financing”), (y) backstops against redemptions by Public Shareholders or non-redemption agreements with Public Shareholders, or (z) equity or equity-linked financing of Holdco or DMY, which closes concurrently with the Closing. Holdco would use the proceeds from the PIPE Investment and/or Additional Financing, if any, together with the proceeds received from the Trust Account, for general corporate purposes. Unless waived by Horizon, Horizon’s obligation to consummate the Business Combination is conditioned on the Minimum Cash Condition being met. DMY and Horizon are actively seeking PIPE Investments and Additional Financing. However, if they are not successful in obtaining PIPE Investments or Additional Financing, or if any such financing, together with the cash held in the Trust Account, is not sufficient to meet the estimated $62 million Minimum Cash Condition, Horizon can either waive such closing condition under the Business Combination Agreement or refuse to close. As of the date of this proxy statement/prospectus, Horizon has entered into agreements for an additional $1 million of SAFE financing, however, there has been no binding agreement for a PIPE Investment or other financing.

In connection with the execution of the Business Combination Agreement, on September 9, 2025, DMY Squared Sponsor, LLC, a Delaware limited liability company and the sponsor of DMY (the “Sponsor”) entered into a support agreement with DMY, Holdco, and Horizon (the “DMY Support Agreement”), pursuant to which the Sponsor has agreed, and any permitted transferee of the Sponsor will agree (such permitted transferees, together with the Sponsor, the “Holders of Founder Shares”) (i) to vote, at any meeting of the shareholders of DMY, and in any action by written consent of the shareholders of DMY, all of their DMY Class A Shares and DMY Class B Shares in favor of the Business Combination Agreement and each other proposal presented by DMY in this proxy statement/prospectus, and against certain competing proposals or competing transactions, and in favor of any proposal sought by DMY to extend the deadline by which DMY must consummate its initial business combination, (ii) to certain non-solicitation limitations with respect to certain competing transactions, (iii) to irrevocably waive, to the fullest extent permitted by law and DMY’s amended and restated articles of association (the “DMY Articles”), the anti-dilution provisions of the DMY Articles that would have DMY Class B Shares convert to DMY Class A Shares at a ratio of greater than one-for-one, and (iv) to refrain from selling, assigning or transferring any DMY Common Stock except to certain permitted transferees, until the earliest of (A) the effective time of the SPAC Merger, (B) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (C) the liquidation of DMY, (D) the written agreement of each of the terminating Holders of Founder Shares, DMY and Horizon with respect to terminating the rights and obligations under the DMY Support Agreement of a specific Holder of Founder Shares or a subset of Holders of Founder Shares and (E) the written agreement of all Holders of Founder Shares, DMY and Horizon to terminate the DMY Support Agreement in its entirety. Pursuant to the DMY Support Agreement, the Sponsor agreed, and each other Holder of Founder Shares will agree, to comply with their non-redemption obligations as specified in the letter agreement they entered into with DMY in connection with DMY’s IPO. No consideration has been or will be paid by DMY, Holdco, or Horizon to the Sponsor or other Holders of Founder Shares in connection with such agreements. The DMY Support Agreement is attached to the accompanying proxy statement/prospectus as Annex C. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — DMY Support Agreement.”

Additionally, in connection with the execution of the Business Combination Agreement, on September 9, 2025, DMY, Holdco, Horizon, and each of the Horizon Shareholders entered into a support agreement (the “Horizon Support Agreement”). Pursuant to the Horizon Support Agreement, each Horizon Shareholder (a) agreed to vote (whether pursuant to a duly convened meeting of the Horizon Shareholders or to approve by way of a written resolution of the Horizon Shareholders) all Horizon Shares owned by them in favor of approving the Business Combination Agreement, the Ancillary Agreements to which Horizon is or will be a party, the Business Combination, and Horizon Preference Share Conversion, (b) agreed to vote in opposition to any Alternative Transaction (as defined below) and any and all other proposals, actions or agreements for the acquisition of Horizon, that would materially impede the Business Combination, or would result in any material change in the present capitalization of Horizon, any amendment of the Horizon Constitution, or Horizon’s corporate structure or business, among other things, (c) agreed that the Amalgamation, Business Combination, and the entry into the Business Combination Agreement and Ancillary Agreements constitute Affirmative Vote Items, and agreed to consent and approve them for all purposes under the existing Shareholders’ Agreement and the Horizon Constitution, and waive all rights they may have under the Shareholders’ Agreement and the Horizon Constitution in relation to the Business Combination (including to the extent any rights of first refusal, tag-along rights, pre-emptive rights or other transfer restrictions may apply), (d) agreed that the Shareholders’ Agreement shall be automatically terminated and of no further force and effect effective as of, and subject to and conditioned upon, the Closing, (e) agreed not to transfer any of its Horizon Shares except to certain permitted transferees prior to the Closing, in each case, on the terms and subject to the conditions set forth in the Horizon Support Agreements, (f) agreed not to raise any right to dissent, right to demand payment or right of appraisal under applicable law, and (g) in the case of holders of Horizon Preference Shares, they have notified Horizon of their election to convert all of the Horizon Preference Shares held by them into Horizon Ordinary Shares on the date that is one business day before the effective time of the Amalgamation. The form of Horizon Support Agreement is attached to the accompanying proxy statement/prospectus as Annex D. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Horizon Support Agreement.”

In connection with the Closing, pursuant to the Business Combination Agreement, the Sponsor, the other Holders of Founder Shares, and the Horizon Shareholders (together, the “Lock-Up Securityholders”) will enter into a lock-up agreement with Holdco (the “Lock-Up Agreement”), pursuant to which the Lock-Up Securityholders will agree not to transfer (except for certain permitted transfers, and not including any shares acquired in the PIPE Investment, if any, or in the public market or pursuant to a transaction exempt from registration under the Securities Act that occurs on or after the Closing) the Holdco Ordinary Shares held by each such person (the “Lock-Up Shares”) immediately following the Closing Date until the earlier of (i) the date that is 24 months after the Closing Date and (ii) the date on which Holdco completes a liquidation, merger, capital share exchange, reorganization or other similar transaction that results in all of Holdco’s shareholders having the right to exchange their Holdco Ordinary Shares for cash, securities, or other property (the “Shares Lock-Up Period”). Additionally, pursuant to the Lock-Up Agreement, Lock-Up Securityholders will agree not to transfer the Holdco Warrants held by each such person, or the Holdco Ordinary Shares issuable upon exercise of such Holdco Warrants, immediately following the Closing Date until the date that is 30 days after the Closing Date (the “Warrants Lock-Up Period”). The form of Lock-Up Agreement is attached to the accompanying proxy statement/prospectus as Annex E. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Lock-Up Agreement.”

In connection with the Closing, pursuant to the Business Combination Agreement, the Sponsor, certain Horizon Shareholders and Holdco will enter into a registration rights agreement (“Registration Rights Agreement”), which will provide customary demand and piggyback registration rights. DMY estimates that approximately 42.2 million Holdco Ordinary Shares will be subject to registration rights pursuant to the Registration Rights Agreement immediately following the Closing, representing approximately 88.9% of the total issued and outstanding Holdco Ordinary Shares following the Business Combination, assuming the No Additional Redemptions Scenario (as defined below, which scenario includes $1 million of additional SAFEs entered into as of the date of this proxy statement/prospectus, and assumes an aggregate of approximately $33.8 million of PIPE Investment for which there is no binding commitment as of the date of this proxy statement/prospectus and assumes no other financing). The form of Registration Rights Agreement is attached to the accompanying proxy statement/prospectus as Annex F. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Registration Rights Agreement.”

In connection with the Closing, pursuant to the Business Combination Agreement, Holdco, DMY and Continental Stock Transfer & Trust Company will enter into a warrant assignment, assumption and amendment agreement (the “Warrant Assumption Agreement”), the form of which is attached to the accompanying proxy statement/prospectus as Annex G. Each DMY Warrant outstanding immediately prior to the effective time of the SPAC Merger will cease to be a warrant exercisable for DMY Class A Shares and will be assumed by Holdco and become a Holdco Warrant exercisable for Holdco Class A Ordinary Shares pursuant to the Warrant Assumption Agreement.

Additionally, in connection with the Closing, pursuant to the Business Combination Agreement, Holdco, Horizon, and Sponsor will enter into an indemnification agreement (the “Sponsor Indemnification Agreement”) whereby Holdco and Horizon will agree to indemnify, exonerate and hold harmless Sponsor and its affiliates, the form of which is attached to the accompanying proxy statement/prospectus as Annex H.

After careful consideration, the DMY Board has unanimously determined that the Business Combination is fair, advisable, and in the best interests of DMY and its shareholders, unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” the adoption of the

Business Combination Agreement, and approval of the transactions contemplated thereby, including the Amalgamation and SPAC Merger, and “FOR” all other proposals presented to DMY’s shareholders in this proxy statement/prospectus.    The Business Combination was not structured to require the approval of at least a majority of DMY’s unaffiliated shareholders because such a vote is not required under Massachusetts law. The DMY Board did not receive a third-party valuation or fairness opinion in connection with the approval of the Business Combination. When you consider the recommendation of the proposals herein by the DMY Board, you should keep in mind that the Sponsor and DMY’s directors and officers and their affiliates have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and DMY’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

Based on the 27,994,580 Holdco Class A Ordinary Shares and 20,242,712 Holdco Class B Ordinary Shares expected to be outstanding immediately following the Closing, assuming the No Additional Redemptions Scenario (as defined below, which scenario includes $1 million of additional SAFEs entered into as of the date of this proxy statement/prospectus, and assumes an aggregate of approximately $33.8 million of PIPE Investment for which there is no binding commitment as of the date of this proxy statement/prospectus and assumes no other financing), the holders of Holdco Class A Ordinary Shares are expected to have 27,994,580 votes in the aggregate and the holders of Holdco Class B Ordinary Shares are expected to have 60,728,136 votes in the aggregate, respectively, on all matters submitted to the holders of Holdco Ordinary Shares for a vote. The Holdco Class B Ordinary Shares will be exclusively held by the Horizon Founder. Accordingly, the dual class structure will increase the voting power of the Horizon Founder. If additional Holdco Class B Ordinary Shares are issued after the Closing, the effect of the dual class structure on the concentration of voting control may increase. Future transfers by the Horizon Founder of Holdco Class B Ordinary Shares will generally result in those shares converting to Holdco Class A Ordinary Shares, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. See “Risk Factors — Risks Related to Ownership of Holdco’s Securities — Holdco’s dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Holdco Class A Ordinary Shares may view as beneficial.”

Immediately following the Closing, assuming the redemption of no additional Public Shares, and including $1 million of additional SAFEs entered into as of the date of this proxy statement/prospectus, and further assuming that there is an aggregate of approximately $33.8 million of PIPE Investment for which there is no binding commitment as of the date of this proxy statement/prospectus, which is the amount of additional funding required to satisfy the estimated $62 million Minimum Cash Condition at this assumed level of redemptions (the “No Additional Redemptions Scenario”), using an Estimated Exchange Ratio of approximately 2.50 (based on a Redemption Price of $11.59 as of September 30, 2025), and without giving effect to any dilutive instruments, such as the exercise of the Holdco Options or Holdco Warrants, it is expected that (i) Public Shareholders will own approximately 5.0% of the Holdco Ordinary Shares outstanding and approximately 2.8% of the voting power of outstanding Holdco Ordinary Shares, (ii) the Sponsor will own approximately 2.5% of the Holdco Ordinary Shares outstanding at that time (which includes 1,163,484 Founder Shares but does not include the 2,884,660 Holdco Ordinary Shares issuable upon the exercise of Holdco Private Warrants held by the Sponsor) and approximately 1.3% of the voting power of outstanding Holdco Ordinary Shares, (iii) other Holders of Founder Shares will own less than one percent of the Holdco Ordinary Shares outstanding at that time and less than one percent of the voting power of outstanding Holdco Ordinary Shares, (iv) the Horizon Founder will own approximately 42.2% of the Holdco Ordinary Shares outstanding and approximately 69.1% of the voting power of outstanding Holdco Ordinary Shares, and (v) Horizon Shareholders (other than the Horizon Founder) will own approximately 42.8% of the Holdco Ordinary Shares outstanding and approximately 23.0% of the voting power of outstanding Holdco Ordinary Shares. The Public Shareholders currently own approximately 59.7% of the issued and outstanding shares of DMY Common Stock prior to the Business Combination. Accordingly, Public Shareholders, as a group, will experience immediate dilution as a consequence of the Business Combination. As redemptions increase, the overall percentage ownership and voting percentage held by the Sponsor, other Holders of Founder Shares, and Horizon Shareholders will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. If the amount of PIPE Investment or Additional Financing is greater than the assumptions above, such financing would further increase dilution to Public Shareholders, and the amount of such potential additional dilution will not be calculable until definitive agreements for a PIPE Investment and/or Additional Financing are entered into, if any. For more information on the percentage of the issued and outstanding Holdco Ordinary Shares immediately following the Closing that are expected to be held by securityholders, in various redemptions scenarios, see “Questions and Answers About the Business Combination — What equity stake will current DMY Shareholders and Horizon Shareholders hold in Holdco immediately after the Closing?” and for more information about dilution to Public Shareholders, see “Dilution.”

Pursuant to the Business Combination Agreement, Public Shareholders who do not redeem their Public Shares will receive one Holdco Class A Ordinary Share for each DMY Class A Share held by them immediately prior to the Merger. While DMY cannot be certain of the price such Public Shareholders paid for their Public Shares, assuming they purchased their Public Shares for $10.00 per share, which was the price of the DMY Class A Shares sold in DMY’s IPO, the effective purchase price paid per Holdco Class A Ordinary Share issued to each Public Shareholder at Closing would be $10.00. In connection with DMY’s IPO, the Sponsor paid an aggregate of $25,000 for the Founder Shares, or approximately $0.02 per share. In connection with the Business Combination, an aggregate of 1,163,484 Founder Shares held by the Sponsor will be automatically converted on a one-for-one basis into DMY Class A Shares immediately prior to the SPAC Merger, which will then automatically convert at the effective time of the SPAC Merger into an equal number of Holdco Class A Ordinary Shares, valued at the Redemption Price (estimated to be approximately $11.59 per share, as of September 30, 2025), which is the assumed per share price used in the Business Combination pursuant to the Business Combination Agreement. The Sponsor also purchased 2,884,660 DMY Private Warrants at a price of $1.00 per DMY Private Warrant, or $2,884,660 in the aggregate, in a private placement that occurred simultaneously with the closing of the DMY IPO; such warrants will automatically be assumed by Holdco at the effective time of the SPAC Merger and will become Holdco Private Warrants exercisable for 2,884,660 Holdco Class A Ordinary Shares at an initial exercise price of $11.50 per share. Horizon Shareholders and holders of SAFEs will receive an estimated 40,400,620 Holdco Ordinary Shares in the Business Combination, and holders of Horizon Options will receive an estimated 5,970,124 Holdco Options exercisable for Holdco Class A Ordinary Shares, which is equal to $504,000,000 divided by approximately $11.59, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of September 30, 2025, divided by the Fully-Diluted Horizon Capitalization. As a result of the low price the Sponsor paid for the Founder Shares, the Sponsor may realize a positive rate of return on its investment even if the market price per Holdco Class A Ordinary Share is below $10.00 per share after Closing, in which case the Public Shareholders may experience a negative rate of return on their investment. See “Questions and Answers about the Business Combination — What is the effective purchase price attributed to the Holdco Ordinary Shares to be received by Public Shareholders, the Sponsor, DMY officers and directors, and the Horizon Shareholders at the Closing?”

Compensation to be Received by the Sponsor and DMY’s Officers and Directors in connection with the Business Combination:    The Sponsor will receive (i) 1,163,484 Holdco Class A Ordinary Shares upon the conversion of 1,163,484 Founder Shares, which were initially purchased prior to the DMY IPO for approximately $0.02 per share and (ii) 2,884,660 Holdco Warrants upon the assumption of 2,884,660 DMY Private Warrants, which were initially purchased in a private placement that closed concurrently with the DMY IPO for $1.00 per warrant. The securities to be issued to the Sponsor may result in a material dilution of the equity interests of non-redeeming Public Shareholders. See “Dilution”, “Proposal No. 1 — The Business Combination Proposal — Interests of DMY’s Sponsor and Directors and Officers in the Business Combination”, “Proposal No. 1 — The Business Combination Proposal — Compensation to be Received by the Sponsor and DMY’s Officers and Directors in Connection with the Business Combination” and “Information About DMY — Executive and Director Compensation.”

DMY’s independent directors do not hold shares of DMY Common Stock and are not members of the Sponsor. DMY’s independent directors will each receive $100,000 of cash compensation for their service as directors of DMY, payable upon the earlier of the Closing or DMY’s liquidation. None of the funds in the Trust Account will be used to compensate our directors. The Sponsor and DMY’s officers and directors will also be reimbursed for loans, advances, and out-of-pocket expenses incurred by them related to identifying, negotiating, investigating and completing the Business Combination. Harry You has loaned $1,091,667 to DMY pursuant to the Extension Note (as defined below), which amounts were used to make contributions to the Trust Account required in connection with monthly extensions of DMY’s liquidation date. An aggregate of $1,688,630 of other loans, advances, or out-of-pocket expenses are outstanding as of the date of this proxy statement/prospectus. In addition, DMY has agreed to pay the Sponsor $10,000 per month for office space, secretarial and administrative support services provided to members of the DMY management team, of which an aggregate of $280,000 of accrued administrative services fees are owed to the Sponsor as of the date of this proxy statement/prospectus. Additionally, the Sponsor and DMY’s officers and directors will be entitled to continued indemnification and the continuation of directors’ and officer’s liability insurance after the Business Combination.

In order to finance transaction costs in connection with the Business Combination, the Sponsor and DMY’s officers and directors may, but are not obligated to, loan DMY funds as may be required (“Working Capital Loans”). If DMY completes the Business Combination, DMY would repay any such Working Capital Loans out of the proceeds of the Trust Account released to DMY without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into Holdco Private Warrants, at a price of $1.00 per warrant, at the Closing. If DMY liquidates without completing a business combination, any such Working Capital Loans would be repaid only out of funds held outside the Trust Account, if any. In connection with the DMY IPO, the Sponsor extended overfunding loans to DMY in an aggregate amount of $947,850, equal to $0.15 per DMY Unit sold in the DMY IPO (the “Overfunding Loans”), which were evidenced by a promissory note dated October 11, 2022 (the “Overfunding Loans Note”). Additionally, On January 2, 2024, DMY issued a non-interest bearing convertible note to Harry You with a principal amount up to $1.75 million (the “Extension Note”) in connection with Contributions (as defined below) that Mr. You may make to the Trust Account and for working capital purposes. As of the date of this proxy statement/prospectus, the outstanding amount under the Extension Note is $1,091,667, which amounts were used to make contributions to the Trust Account required in connection with monthly extensions of DMY’s liquidation date. Up to $1.5 million of such outstanding amount may be converted into private placement warrants at a price of $1.00 per warrant or repaid in cash at the Closing, at the Sponsor’s option.

Except for the foregoing, no compensation of any kind, including finder’s and consulting fees, have been paid or will be paid to the Sponsor, officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of the Business Combination. The reimbursement of expenses and advances to the Sponsor and DMY’s officers and directors may result in a material dilution of the equity interests of non-redeeming Public Shareholders. Further, Harry You, DMY’s Chairman, Chief Executive Officer and Chief Financial Officer, is expected to serve as a director of Holdco after the Closing, and as such, in the future, Mr. You may receive compensation for his service as a director of Holdco. See “Dilution”, “Proposal No. 1 — The Business Combination Proposal — Interests of DMY’s Sponsor and Directors and Officers in the Business Combination”, “Proposal No. 1 — The Business Combination Proposal — Compensation to be Received by the Sponsor and DMY’s Officers and Directors in Connection with the Business Combination” and “Information About DMY — Executive and Director Compensation.”

Potential conflicts of interest in connection with the Business Combination:    There may be actual or potential material conflicts of interest between or among (i) the Sponsor, DMY officers and directors, Horizon officers and directors and (ii) unaffiliated security holders of DMY. Such conflicts of interest may include a material conflict of interest arising in determining whether to proceed with the Business Combination, the shares to be issued to the Sponsor and DMY’s officers and directors in connection with the Business Combination, the shares to be issued to the Horizon Founder and the dual class structure, and the reimbursement of loans and advances. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and DMY’s Directors and Officers in the Business Combination” and “Proposal No. 1 — The Business Combination Proposal — Interests of the Horizon Founder and Horizon’s Directors and Officers in the Business Combination” for more information.

DMY completed DMY’s IPO of 6,319,000 DMY Units (including the underwriters’ partial exercise of their over-allotment option) in October 2022, at a price of $10.00 per DMY Unit, generating gross proceeds of $63,190,000. Simultaneously with the completion of the DMY IPO, the Sponsor purchased an aggregate of 2,884,660 DMY Private Warrants for $1.00 per warrant, or an aggregate of $2,884,660. The Sponsor extended Overfunding Loans to DMY. An aggregate of $64,137,850 of the net proceeds of the DMY IPO, private placement, and Overfunding Loans was placed into the Trust Account. DMY initially had 15 months from the closing of the DMY IPO, or until January 4, 2024, to complete its initial business combination. On January 2, 2024, DMY’s shareholders approved an amendment to the DMY Articles to extend the date by which DMY has to consummate its initial business combination (the “Extension”), from January 4, 2024 to January 29, 2024 and to allow DMY, without another shareholder vote, by resolution of the DMY Board, to elect to further extend such date up to twenty-three times for an additional one month each time, until up to December 29, 2025 (such time period, the “Combination Period”), only if the Sponsor or its designee would deposit (the “Contribution”) into the Trust Account as a loan, (i) on or before January 4, 2024, with respect to the initial extension, an amount of $41,667, and (ii) one business day following the public announcement by DMY disclosing that the DMY Board has determined to implement an additional monthly extension, with respect to each such additional extension, an amount of $50,000. In connection with the shareholder approval of the extension, an aggregate of 3,980,414 Public Shares were redeemed for an aggregate of approximately $42.0 million, representing redemptions of approximately 63% of the Public Shares. As of the date of this proxy statement/prospectus, the DMY Board has extended the Combination Period, monthly, through October 29, 2025, and Mr. You has made an aggregate of $1,091,667 of Contributions pursuant to the Extension Note.

In connection with the shareholder meeting to approve the Extension, DMY’s shareholders also approved proposals to (1) amend the DMY Articles to provide for the right of a holder of DMY Class B Shares to convert their DMY Class B Shares into DMY Class A Shares on a one-for-one basis at any time and from time to time at the election of the holder; (2) amend the DMY Articles to eliminate from the DMY Articles (i) the limitation that DMY may not redeem Public Shares in an amount that would cause DMY’s net tangible assets to be less than $5,000,001 and (ii) the limitation that DMY will not consummate a Business Combination unless DMY has net tangible assets of at least $5,000,001; (3) amend the DMY Articles to permit the DMY Board, in its sole discretion, to elect to wind up DMY’s operations at any time, as determined by the DMY Board and included in a public announcement; and (4) amend the investment management trust agreement between DMY and Continental Stock Transfer and Trust Company (the “Trust Agreement”) to reflect the amendments to the DMY Articles.

If DMY does not complete the Business Combination with Horizon or another initial business combination by the end of the Combination Period, DMY will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem one hundred percent (100%) of the Public Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to DMY to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Public Shares, which redemption will completely extinguish rights of the Public Shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of DMY’s remaining shareholders and the DMY Board, in accordance with applicable law, dissolve and liquidate, subject in each case to DMY’s obligations under the MBCA to provide for claims of creditors and other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to DMY Public Warrants or DMY Private Warrants if DMY fails to complete its initial business combination before the end of the Combination Period. The Sponsor and DMY’s officers and directors have no rights to liquidating distributions from the Trust Account with respect to any Founder Shares and any Public Shares held by them if DMY fails to complete an initial business combination within the Combination Period, although they will be entitled to liquidating distributions from assets outside the Trust Account.

The DMY Class A Shares and DMY Public Warrants are traded on the OTCQB market (“OTCQB”), operated by the OTC Markets Group (“OTC Markets”), and the DMY Units are traded on the OTCID market (“OTCID”), under the symbols “DMYY”, “DMYYU”, and “DMYYW”, respectively, following the delisting from the NYSE American exchange on September 29, 2025 due to DMY’s failure to complete its initial business combination within 36 months of the effectiveness of its initial public offering registration statement. DMY shareholders should know that there may be a very limited market in which DMY’s securities are traded, the trading price of DMY’s securities may be adversely affected, and the DMY Class A Shares may be deemed to be a “penny stock”. DMY can provide no assurance that its securities will continue to trade on the OTC Market, whether broker-dealers will continue to provide public quotes of its securities on the OTC Market, or whether the trading volume of its securities will be sufficient to provide for an efficient trading market for existing and potential holders of its securities. See “Risk Factors — Risks Related to DMY and the Business Combination — DMY’s securities were delisted from trading on the NYSE American exchange and trade on the OTC Markets, which could limit investors’ ability to make transactions in DMY’s securities and subject DMY to additional trading restrictions.”

On September 8, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, the closing price of the DMY Class A Shares on the NYSE American exchange was $12.03, the closing price of the DMY Units on the NYSE American exchange was $14.04, and the closing price of the DMY Public Warrants on the NYSE American exchange was $0.94. As of October 17, 2025, the closing price of the DMY Class A Shares on the OTCQB was $12.70, the closing price of the DMY Units on the OTCID was $15.00, and the closing price of the DMY Public Warrants on the OTCQB was $2.70.

Although Holdco is not currently a public reporting company, following the effectiveness of the registration statement of which this prospectus forms a part and the Closing, Holdco will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

Holdco intends to apply for listing, to be effective at Closing, of the Holdco Class A Ordinary Shares and Holdco Warrants on the Nasdaq Stock Market (“Nasdaq”) under the symbols “HQ” and “HQW”, respectively. It is a condition to Horizon’s and DMY’s obligations to consummate the Business Combination that the Holdco Class A Ordinary Shares to be issued in connection with the Business Combination Agreement is approved for listing on the Stock Exchange, subject only to official notice of issuance. DMY and Horizon believe that Holdco will satisfy the initial listing requirements of Nasdaq at the Closing, but there can be no assurance such listing condition will be met. If such listing condition is not met, the Business Combination may not be consummated unless such condition is waived by Horizon and DMY. The Stock Exchange listing condition may be waived by Horizon and DMY at any time prior to the Closing, including after the deadline for submitting redemption requests or the Special Meeting. If Horizon and DMY waive such condition, DMY intends to file a Current Report on Form 8-K within four business days of such event, however you should know that given such timing you may not be notified before the deadline for submitting redemption requests or the Special Meeting. It is important for you to consider that, at the time of the deadline for submitting redemption requests or the Special Meeting, Holdco may not have received from Nasdaq either confirmation of the listing of the Holdco Class A Ordinary Shares and Holdco Warrants or confirmation that approval will be obtained prior to the consummation of the Business Combination, and you will not be notified prior to the deadline for submitting redemption requests or the Special Meeting if Holdco has not yet received such approval or confirmation. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without knowing whether the Holdco Class A Ordinary Shares and Holdco Warrants will be listed on Nasdaq or another securities exchange and, further, it is possible that such listing may never be achieved and the Business Combination could still be consummated if such condition is waived.

As a result of the concentration of Holdco Class B Ordinary Shares and voting control in the Horizon Founder, upon the consummation of the Business Combination, Holdco may qualify as a “controlled company” as defined under the corporate governance rules of Nasdaq, because it is expected that the Horizon Founder will beneficially own more than 50% of the total voting power of all issued and outstanding Holdco Ordinary Shares immediately following the consummation of the Business Combination. For so long as Holdco remains a controlled company under that definition, it is permitted to elect to rely, and may rely, on certain exemptions from Nasdaq corporate governance rules.

In addition, Holdco is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, Holdco is permitted to follow the corporate governance practices of its home country, Singapore, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. As a foreign private issuer, Holdco is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. Holdco does not currently expect to rely on these exemptions and intends to fully comply with all corporate governance requirements under the listing standards of Nasdaq. However, if it were to utilize some or all of these exemptions, Horizon would not comply with certain of the corporate governance standards of the Nasdaq, which could adversely affect the protections for other stockholders.

DMY is, and Holdco will be, an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and has elected to comply with certain reduced public company reporting requirements.

This proxy statement/prospectus also covers the resale by the Selling Securityholder as described in the section entitled “Selling Securityholder,” of up to 2,884,660 Holdco Private Warrants to be received by the Selling Securityholder in the Business Combination and 2,884,660 Holdco Class A Ordinary Shares issuable upon the exercise of such warrants. The Selling Securityholder is deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. The Selling Securityholder may sell all, some or none of such Holdco Private Warrants and Holdco Class A Ordinary Shares. Holdco will not receive any proceeds from any such offer or sale by the Selling Securityholder, but will receive proceeds to the extent that the Holdco Private Warrants are exercised for cash.

Investing in the Holdco Class A Ordinary Shares, Holdco Class B Ordinary Shares, and Holdco Warrants involves a high degree of risk. See “Risk Factors” beginning on page 55 of the accompanying proxy statement/prospectus for a discussion of information that should be considered in connection with an investment in Holdco’s securities.

This proxy statement/prospectus provides you with detailed information about the Business Combination and other matters to be considered at the Special Meeting. DMY encourages you to carefully read this entire document. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 55.

When you review the information included in the accompanying proxy statement/prospectus and consider the DMY Board’s recommendation to vote in favor of the proposals described therein, you should keep in mind that the Sponsor and DMY’s officers and directors have interests in the Business Combination that may conflict with your interests as a shareholder. For instance, the Sponsor and DMY’s officers and directors will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidating DMY. See the sections entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and DMY’s Directors and Officers in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This proxy statement/prospectus is dated [•], and is first being mailed to DMY Shareholders on or about [•].

PRELIMINARY PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION, DATED OCTOBER 21, 2025

dMY Squared Technology Group, Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, NV 89144
Tel: (702) 781-4313

NOTICE OF SPECIAL MEETING OF DMY SHAREHOLDERS
TO BE HELD ON [•]

To the Shareholders of dMY Squared Technology Group, Inc.:

NOTICE IS HEREBY GIVEN that a special meeting (the “Special Meeting”) of shareholders of dMY Squared Technology Group, Inc., a Massachusetts corporation (“DMY”), will be held at [time], Eastern Time, on [date]. The Special Meeting will be a virtual meeting conducted via live webcast at [•]. You are cordially invited to attend the Special Meeting, which will be held for the following purposes:

(1)    Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to approve and adopt the Business Combination Agreement, dated as of September 9, 2025 (as it may be amended, restated, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among DMY, Rose Holdco Pte. Ltd., a Singapore private company limited by shares (“Holdco”), Rose Acquisition Pte. Ltd., a Singapore private company limited by shares and a wholly-owned subsidiary of Holdco (“Merger Sub 1”), Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”), and Horizon Quantum Computing Pte. Ltd., a Singapore private company limited by shares (“Horizon”), pursuant to which the following will occur: (1) Holdco will be converted from a Singapore private company limited by shares to a Singapore public company limited by shares and, in connection therewith, will adopt an amended and restated constitution (the “Holdco A&R Constitution”). Upon such conversion, Holdco will be knowns as “Horizon Quantum Holdings Ltd.”; (2) the amalgamation of Merger Sub 1 and Horizon under Section 215A of the Companies Act 1967 of Singapore, as amended (the “Singapore Companies Act”), with Horizon surviving as the amalgamated company and a wholly-owned subsidiary of Holdco (the “Amalgamation”); (3) the merger of Merger Sub 2 with and into and DMY, pursuant to the Massachusetts Business Corporation Act (the “MBCA”), with DMY surviving the merger as a wholly-owned subsidiary of Holdco (the “SPAC Merger”); and (4) the other transactions contemplated by the Business Combination Agreement and documents related thereto (such transactions, together with the Amalgamation and the SPAC Merger, the “Business Combination”), all as described in more detail in the accompanying proxy statement/prospectus. A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A

(2)    Proposal No. 2 — The Advisory Organizational Documents Proposals — To consider and vote upon the following seven separate proposals (collectively, the “Advisory Organizational Documents Proposals”) to approve on a non-binding and advisory basis only the following material differences between DMY’s amended and restated articles of association (the “DMY Articles”) and DMY’s bylaws (the “DMY Bylaws”), on the one hand, and the Holdco A&R Constitution, on the other hand. A copy of the Holdco A&R Constitution is attached to the accompanying proxy statement/prospectus as Annex B.

(a)     Advisory Organizational Documents Proposal 2(a) — Change in Authorized Share Capital:    to provide advisory approval of the absence of any provisions in the Holdco A&R Constitution relating to a cap on the number of authorized shares of Holdco, and the inclusion of the provision that, subject to the Companies Act 1967 of Singapore and the Holdco A&R Constitution, no shares may be issued by the directors of Holdco without the prior approval of Holdco Shareholders in general meeting, to align with the requirements of Singapore law. DMY is currently authorized to issue 41,000,000 shares, consisting of (a) 40,000,000 shares of DMY Common Stock, including (i) 35,000,000 shares of DMY Class A Common Stock, and (ii) 5,000,000 shares of Class B Common Stock, and (b) 1,000,000 shares of DMY Preferred Stock.

(b)    Advisory Organizational Documents Proposal 2(b) — Removal of Directors:    to provide advisory approval of the inclusion of provisions in the Holdco A&R Constitution providing that Holdco may in a general meeting, subject to any requirements of the Companies Act 1967 of Singapore, by ordinary resolution of which special notice has been given to all shareholders entitled to receive notices, from time to time remove any director before the expiration of their period of office.

(c)     Advisory Organizational Documents Proposal 2(c) — Shareholder Right to Call Meetings:    to provide advisory approval of the inclusion of provisions in the Holdco A&R Constitution providing that extraordinary general meetings of shareholders may be called by the board of directors of Holdco (the “Holdco Board”), and shall also be convened on such requisition by shareholders representing not less than 10% of the total number of paid up shares as of the date of deposit of the requisition carrying the right to vote at a general meeting in accordance with the Companies Act 1967 of Singapore, or in default may be convened by such requisitioning shareholder or shareholders as provided for under the Companies Act 1967 of Singapore.

(d)    Advisory Organizational Documents Proposal 2(d) — Quorum:    to provide advisory approval of the inclusion of provisions in the Holdco A&R Constitution that provide not less than one-third of the issued Holdco Ordinary Shares present in person or by proxy or attorney as quorum for any meeting of Holdco shareholders.

(e)     Advisory Organizational Documents Proposal 2(e) — Dual Class Share Structure:    to provide advisory approval of each outstanding (i) Holdco Class A Ordinary Share being entitled to one (1) vote per share and (ii) Holdco Class B Ordinary Share being entitled to three (3) votes per share.

(f)     Advisory Organizational Documents Proposal 2(f) — Declassified Board:    to provide advisory approval of the absence of any provisions in the Holdco A&R Constitution that would create a classified board of directors that is currently present in the DMY Charter.

(g)    Advisory Organizational Documents Proposal 2(g) — Removal of Blank Check Company Provisions:    to provide advisory approval of the absence of certain blank check provisions in the Holdco A&R Constitution that will not be necessary to include in the Holdco A&R Constitution following the consummation of the Business Combination.

(3)    Proposal No. 3 — The Adjournment Proposal — To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt, or otherwise in connection with, any of the foregoing proposals, or if DMY determines that additional time is needed in order to satisfy one or more of the conditions to Closing, or in connection with a SPAC Change in Recommendation (as defined below) if necessary to provide sufficient time for SPAC Shareholders to consider such SPAC Change in Recommendation (the “Adjournment Proposal”).

Only holders of record of DMY Class A Shares and DMY Class B Shares (together, the “DMY Common Stock”) at the close of business on [•] (the “Record Date”) are entitled to notice of and to vote at and to have their votes counted at the Special Meeting and any adjournment of the Special Meeting.

This proxy statement/prospectus and accompanying proxy card is being provided to DMY’s shareholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment of the Special Meeting. Whether or not you plan to attend the Special Meeting, all of DMY’s shareholders are urged to read this proxy statement/prospectus, including the Annexes and the documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described under the heading “Risk Factors” beginning on page 55 of this proxy statement/prospectus.

After careful consideration, the DMY Board has unanimously determined that the Business Combination is fair, advisable, and in the best interests of DMY and its shareholders, unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” the adoption of the Business Combination Agreement, and approval of the transactions contemplated thereby, including the Amalgamation and SPAC Merger, and “FOR” all other proposals presented to DMY’s shareholders in this proxy statement/prospectus. The Business Combination was not structured to require the approval of at least a majority of DMY’s unaffiliated shareholders because such a vote is not required under Massachusetts law. The DMY Board did not receive a third-party valuation or fairness opinion in connection with the approval of the Business Combination. When you consider the recommendation of the proposals herein by the DMY Board, you should keep in mind that the Sponsor and DMY’s directors and officers and their affiliates have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and DMY’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

Pursuant to the DMY Articles, a holder of DMY Class A Shares initially issued in DMY’s IPO (the “Public Shares”, and such holder, a “Public Shareholder”), other than the Sponsor and the other Holders of Founder Shares, may request that DMY redeem all or a portion of his, her, or its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

(i)     hold Public Shares;

(ii)    submit a written request to Continental Stock Transfer & Trust Company (“Continental”), DMY’s transfer agent, including the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that DMY redeem all or a portion of your Public Shares for cash; and

(iii)   tender or deliver your Public Shares (and share certificates (if any) and other redemption forms) to Continental, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to [•], Eastern Time, on [•] (two business days before the scheduled date of the Special Meeting) in order for their DMY Class A Shares to be redeemed.

Holders of Public Shares (other than the Sponsor and the other Holders of Founder Shares) may elect to redeem all or a portion of their Public Shares regardless of if or how they vote in respect of the Business Combination Proposal and regardless of whether they hold Public Shares on the Record Date. If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank.

If the Business Combination is consummated, and if a Public Shareholder (other than the Sponsor and the other Holders of Founder Shares) properly exercises its right to redeem all or a portion of the Public Shares that it holds, including timely delivering such shares to Continental, DMY will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the funds held in the trust account established at the consummation of DMY’s IPO (the “Trust Account”) (including interest earned on the funds held in the Trust Account not previously released to DMY to pay its taxes, net of taxes payable), calculated as of two business days prior to the consummation of the Business Combination (the “Redemption Price”). For illustrative purposes, as of the Record Date, this would have amounted to approximately $[•] per issued and outstanding Public Share. Prior to exercising redemption rights, Public Shareholders should verify the market price of the DMY Class A Shares, as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. DMY cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in the DMY Class A Shares when Public Shareholders wish to sell their shares. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange his, her or its Public Shares for cash and will no longer own Public Shares. See “Special Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming his, her or its Public Shares with respect to more than an aggregate of 15% of the Public Shares without DMY’s prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the DMY Class A Shares, then any such shares in excess of that 15% limit would not be redeemed for cash without DMY’s prior consent.

Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain closing conditions of the respective parties, including, without limitation: (i) the aggregate cash proceeds available to Holdco, consisting of (w) the cash remaining in the Trust Account (net of the amount required to be paid to redeeming Public Shareholders, but for the avoidance of doubt, prior to the payment of any transaction expenses), plus (x) with the aggregate cash proceeds actually received by Holdco from the PIPE Investments (as defined below), plus (y) the aggregate cash proceeds received by DMY, Holdco, or Horizon in respect of any Additional Financing, plus (z) the available cash and cash equivalents on the balance sheets of DMY and Horizon as of the closing of the transactions (not including any cash proceeds received by Horizon in respect of any Additional Financing) (the “Closing” and the date of the Closing, the “Closing Date”) (such amount, the “Aggregate Closing Cash”), equaling or exceeding the sum of transaction expenses (estimated to be $17 million) plus requisite working capital of $45 million, for a total estimated requirement of $62 million to satisfy such condition (the “Minimum Cash Condition”); (ii) the Holdco Class A Ordinary Shares to be issued in connection with the Business Combination having been approved for listing on the New York Stock Exchange, the NYSE American or Nasdaq, as mutually determined by DMY and Horizon (the “Stock Exchange”) subject to official notice of issuance; (iii) this registration statement having been declared effective by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), no stop order suspending the effectiveness of this registration statement being in effect, and no proceedings for purposes of suspending the effectiveness of this registration statement having been initiated or threatened in writing by the SEC; and (iv) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by the requisite vote of the holders of DMY Common Stock (such holders, the “DMY Shareholders” and such vote, the “DMY Shareholder Approval”) and Horizon Shareholders (the “Horizon Shareholder Approval”). The Minimum Cash Condition described above is for the benefit of Horizon only and is subject to waiver by Horizon. Conditions (ii) through (iv) above are for the benefit of both DMY and Horizon and are subject to waiver by both DMY and Horizon. As of the date of this proxy statement/prospectus, the Minimum Cash Condition has not been satisfied. The parties intend to satisfy the Minimum Cash Condition through a PIPE Investment and Additional Financing and through amounts released from the Trust Account. In the event the Minimum Cash Condition is not satisfied as a result of redemptions of Public Shares which reduce the amount available to be released to the parties from the Trust Account, Horizon may, in its sole discretion, waive the Minimum Cash Condition. If Horizon waives the Minimum Cash Condition, DMY intends to file a Current Report on Form 8-K within four business days of such event, however such condition may be waived at any time prior to the Closing, including after the deadline for submitting redemption requests or the Special Meeting, and, given such timing, you may not be notified before the deadline for submitting redemption requests or the Special Meeting. For more information, see “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing.”

Only holders of record of DMY Common Stock at the close of business on the Record Date are entitled to notice of and to have their votes counted at the Special Meeting and any adjournment of the Special Meeting.

Pursuant to the DMY Articles and Massachusetts law, the approval of each of the Business Combination Proposal and Adjournment Proposal (if submitted to DMY Shareholders for a vote) requires the affirmative vote of a majority of the votes cast by the holders of shares of DMY Common Stock at the Special Meeting.

Pursuant to the DMY Articles and Massachusetts law, the advisory approval of each of the Advisory Organizational Documents Proposals requires the affirmative vote of a majority of the shares of DMY Common Stock entitled to vote thereon.

In connection with DMY’s IPO, the Sponsor and DMY’s officers and directors entered into a letter agreement with DMY (the “Insider Letter”), pursuant to which they agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of an initial business combination. Such redemption rights waiver was provided at the time of the DMY IPO without any separate consideration paid. Additionally, pursuant to the DMY Support Agreement, the Sponsor and each of DMY’s Insiders who hold Founder Shares agreed not to redeem any shares of DMY Common Stock held by them in connection with the Business Combination. Such redemption rights waiver was provided without any separate consideration paid in connection with providing such waiver. The Holders of Founder Shares collectively own 1,579,750 Founder Shares, or approximately 40.3% of the issued and outstanding shares of DMY Common Stock.

Your vote is very important.    Whether or not you plan to attend the Special Meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the Special Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting. The transactions contemplated by the Business Combination Agreement will be consummated only if the Business Combination

Proposal is approved at the Special Meeting, and if the other conditions to Closing are satisfied or waived. The Advisory Organizational Documents Proposals and the Adjournment Proposal are not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting and will not be voted. If a valid quorum is established, any such failure to vote or to provide voting instructions will have no effect on the outcome of any proposal in the accompanying proxy statement/prospectus. An abstention will be counted towards the quorum requirement; broker non-votes cast on a “routine” matter will be counted as present for purposes of establishing a quorum, while broker non-votes cast on a “non-routine” matter will not be counted toward the quorum requirement. We do not expect any of the matters being presented at the Special Meeting to constitute “routine” matters. Abstentions and broker non-votes will not count as a vote cast at the Special Meeting and otherwise will have no effect on a particular proposal because each proposal requires the affirmative vote of a particular number of votes cast and an abstention and a broker non-vote is not a vote cast. If you are a shareholder of record and you attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

Your attention is directed to the remainder of the proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the Business Combination and related transactions and each of the proposals. You are encouraged to read this proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your DMY Common Stock, please contact [•], our proxy solicitor, by email at [•]. Individuals may also call [•] toll free at [•]; banks and brokers can call [•]. This notice of Special Meeting and the proxy statement/prospectus are available at [•].

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,

Harry L. You
Chairman, Chief Executive Officer, and Chief Financial Officer
[•]

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting to be held on [•]: This notice of Special Meeting and the related proxy statement will be available at [•].

IF YOU RETURN YOUR PROXY CARD SIGNED AND WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR PROXY CARD WILL APPOINT HARRY YOU AS YOUR PROXY TO VOTE YOUR SHARES IN THEIR DISCRETION. HARRY YOU WILL VOTE ANY UNDIRECTED PROXIES IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) SUBMIT A WRITTEN REQUEST TO CONTINENTAL AT LEAST TWO BUSINESS DAYS PRIOR TO THE SCHEDULED VOTE AT THE SPECIAL MEETING, WHICH REQUEST MUST INCLUDE THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE PUBLIC SHARES FOR WHICH REDEMPTION IS REQUESTED, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH, AND (2) TENDER OR DELIVER YOUR PUBLIC SHARES (AND SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS) TO CONTINENTAL, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE SPECIAL MEETING — REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

The accompanying proxy statement/prospectus is dated [•] and is first being mailed to shareholders on or about [•].

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ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form F-4 filed with the Securities and Exchange Commission (the “SEC”) by Holdco and Horizon, constitutes a prospectus of Holdco under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the Holdco Class A Ordinary Shares, Holdco Class B Ordinary Shares, and Holdco Warrants to be issued under the Business Combination Agreement if the Business Combination described herein is consummated, as well as the Holdco Class A Ordinary Shares issuable upon the conversion of the Holdco Class B Ordinary Shares and the Holdco Class A Ordinary Shares issuable upon the exercise of such Holdco Warrants. This document also constitutes a notice of meeting and a proxy statement of DMY under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the Special Meeting of DMY at which DMY Shareholders will be asked to consider and vote upon proposals to approve the Business Combination by the adoption of the Business Combination Agreement, among other matters.

This document also contains a resale prospectus with respect to the resale by the Selling Securityholder from time to time of up to 2,884,660 Warrants to be received by it in the Business Combination, and 2,884,660 Holdco Class A Ordinary Shares issuable upon the exercise of such Warrants. The Selling Securityholder may sell all, some or none of such Warrants and Holdco Class A Ordinary Shares. Holdco will not receive any proceeds from any such offer or sale by the Selling Securityholder, but will receive proceeds to the extent that the Holdco Private Warrants are exercised for cash.

The two prospectuses contained in this registration statement (i.e., the primary offering prospectus and the resale prospectus) are substantively identical in all respects, except that the resale prospectus contains a different cover page, a “Selling Securityholder” section and an alternate “Plan of Distribution” section, each of which is set forth in the Alternate Pages.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to DMY Shareholders nor the issuance by Holdco of Holdco Ordinary Shares and Holdco Warrants in connection with the Business Combination will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding DMY has been provided by DMY and information contained in this proxy statement/prospectus regarding Horizon has been provided by Horizon.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

FREQUENTLY USED TERMS

In this proxy statement/prospectus, the following terms have the following meanings:

“2025 Plan” means the Horizon Quantum Holdings Ltd. 2025 Equity Incentive Plan, to be adopted by the Holdco Board upon the Closing.

“25% Redemptions Scenario” means the redemptions scenario that assumes that 584,646 Public Shares are redeemed, or approximately 25% of the Public Shares, and that there is an aggregate of approximately $40.6 million of PIPE Investment, which is the amount of additional funding required to satisfy the estimated $62 million Minimum Cash Condition at this assumed level of redemptions.

“50% Redemptions Scenario” means the redemptions scenario that assumes that 1,169,293 Public Shares are redeemed, or 50% of the Public Shares, and that there is an aggregate of approximately $47.5 million of PIPE Investment, which is the amount of additional funding required to satisfy the estimated $62 million Minimum Cash Condition at this assumed level of redemptions.

“75% Redemptions Scenario” means the redemptions scenario that assumes that 1,753,940 Public Shares are redeemed, or approximately 75% of the Public Shares and that there is an aggregate of approximately $54.3 million of PIPE Investment, which is the amount of additional funding required to satisfy the estimated $62 million Minimum Cash Condition at this assumed level of redemptions.

“100% Redemptions Scenario” means the redemptions scenario that assumes that 2,338,586 Public Shares are redeemed, or 100% of the Public Shares, and that there is an aggregate of approximately $61.2 million of PIPE Investment, which is the amount of additional funding required to satisfy the estimated $62 million Minimum Cash Condition at this assumed level of redemptions.

“Additional Financing” means any mutually agreed financing commitments in the form of (a) SAFEs or any other form of equity financing of Horizon, which financing closes and is funded to Horizon prior to the Closing (the “Company Pre-Closing Financing”), (b) backstops against exercises of redemptions or non-redemption agreements, or (c) equity or equity-linked financing of Holdco or DMY, which closes concurrently with the Closing.

“Aggregate Amalgamation Consideration” means the aggregate number of new Holdco Ordinary Shares to be issued to the Horizon Shareholders and holders of SAFEs in connection with the Amalgamation, which will be a number of Holdco Ordinary Shares determined by dividing (a) the sum of (i) $503,000,000 plus (ii) the aggregate amount of any Horizon Pre-Closing Financing (of which $1 million has been raised as of the date of this proxy statement/prospectus), by (b) the Redemption Price.

“Aggregate Closing Cash” means the sum (i) the aggregate cash proceeds available for release to DMY from the Trust Account in connection with the Business Combination, after giving effect to the redemption of Public Shares validly submitted for redemption and not withdrawn but before the payment of any Transaction Expenses, plus (ii) the aggregate cash proceeds received by Holdco in respect of the PIPE Investment, plus (iii) the aggregate cash proceeds received by DMY, Holdco, or Horizon in respect of the Additional Financing, plus (iv) the available cash and cash equivalents on DMY’s balance sheet and Horizon’s consolidated balance sheet as of the Closing; provided that any amounts included in (ii) or (iii) shall not be included in (iv).

“Alternative Transaction” means any of the following transactions (in a single transaction or series of transactions) involving Horizon, any of its subsidiaries, Holdco or either of the Merger Subs, other than the Business Combination: (A) any direct or indirect merger, consolidation, share exchange, business combination, reconsolidation, recapitalization, reorganization, liquidation, dissolution, or other similar transaction, (B) any direct or indirect sale, lease, license, exchange, transfer, option or other disposition of (x) all or a material portion of the assets or properties of Horizon and any of its subsidiaries, taken as a whole, or (y) any class or series of the shares or other equity interests of Horizon, any of its subsidiaries, Holdco or either of the Merger Subs, or (C) any initial public offering or direct listing on any stock exchange.

“Alternative DMY Transaction” means any business combination involving DMY, other than the Business Combination.

“Amalgamation” means the combination of Merger Sub 1 and Horizon in accordance with Section 215A of the Singapore Companies Act, with Horizon surviving as the amalgamated company and as a wholly-owned subsidiary of Holdco, pursuant to the terms of the Business Combination Agreement.

“Business Combination” means the transactions contemplated by the Business Combination Agreement and documents related thereto, including the Amalgamation and the SPAC Merger.

“Business Combination Agreement” means the business combination agreement, dated as of September 9, 2025, by and among DMY, Holdco, Merger Sub 1, Merger Sub 2, and Horizon.

“Class B Share Conversion” means the automatic conversion of DMY Class B Shares into DMY Class A Shares on a one-for-one basis, which will occur after the Amalgamation and immediately prior to the SPAC Merger pursuant to the terms of the Business Combination Agreement.

“Combination Period” means the period within which DMY must complete a business combination. Pursuant to the DMY Articles, the Combination Period currently extends to up to December 29, 2025.

“DMY” (also “we,” “us,” or “our”) means dMY Squared Technology Group, Inc., a Massachusetts corporation.

“DMY Articles” means DMY’s amended and restated articles of association.

“DMY Board” means the board of directors of DMY.

“DMY Class A Shares” means Class A common stock of DMY, par value $0.0001 per share.

“DMY Class B Shares” means Class B common stock of DMY, par value $0.0001 per share.

“DMY Common Stock” means, collectively, the DMY Class A Shares and DMY Class B Shares.

“DMY IPO” or “DMY’s IPO” means the initial public offering of DMY Units, which closed in October 2022.

“DMY Private Warrants” means the outstanding private placement warrants of DMY initially issued in a private placement simultaneous with DMY’s IPO.

“DMY Public Warrants” means the warrants of DMY issued as part of the DMY Units sold in DMY’s IPO.

“DMY Shareholders” means holders of DMY Common Stock.

“DMY Units” means the units sold in DMY’s IPO.

“Estimated Exchange Ratio” means approximately 2.50 Holdco Ordinary Shares for each Horizon Ordinary Share. The Estimated Exchange Ratio is estimated assuming that the Fully Diluted Horizon Capitalization on the Closing Date is 17,417,522 shares and that the Redemption Price is approximately $11.59, which is estimated using an assumed Closing Date of September 30, 2025.

“ESPP” means the Horizon Quantum Holdings Ltd. Employee Share Purchase Plan, to be adopted by the Holdco Board upon the Closing.

“Exchange Ratio” means the number of Holdco Ordinary Shares to be issued in exchange for issued and outstanding Horizon capital stock upon the Amalgamation, and is equal to the quotient obtained by dividing (x) the Aggregate Amalgamation Consideration by (y) the Fully Diluted Horizon Capitalization.

“Founder Shares” means the DMY Class B Shares issued to or purchased by the Sponsor in a private placement prior to DMY’s IPO, and the DMY Class Shares issued or issuable upon the conversion of the DMY Class B Shares.

“Fully-Diluted Horizon Capitalization” means the sum, without duplication of (i) the aggregate number of Horizon Ordinary Shares issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (ii) the aggregate number of seed convertible preference shares of Horizon (“Horizon Seed Preference Shares”) (on an as-converted to Horizon Ordinary Shares basis) issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (iii) the aggregate number of seed plus convertible preference shares of Horizon (“Horizon Seed Plus Preference Shares”) (on an as-converted to Horizon Ordinary Shares basis) issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (iv) the aggregate number of Series A convertible preference shares of Horizon (“Horizon Series A Preference Shares”, and together with the Horizon Seed Preference Shares and Horizon Seed Plus Preference Shares, the “Horizon Preference Shares”, and together with the Horizon Ordinary Shares, the “Horizon Shares”) (on an as-converted to Horizon Ordinary Shares basis) issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (v) the aggregate number of Horizon Shares (on an as-converted basis) issuable upon the conversion of SAFEs that have not terminated or expired as of immediately prior to the effective time of the Amalgamation, plus (vi) the aggregate number of Horizon Ordinary Shares issuable upon, or pursuant to, the exercise of Horizon Options that are issued and outstanding and vested as of immediately prior to the effective time of the Amalgamation, treating such outstanding and vested Horizon Options as having been exercised in full (calculated using the treasury stock method of accounting), plus (vii) the aggregate number of Horizon Ordinary Shares issuable upon, or pursuant to, the Horizon Pre-Closing Financing, if any.

“Holdco” means Rose Holdco Pte. Ltd. (Company Registration No.: 202537774K), a Singapore private company limited by shares, which will be renamed “Horizon Quantum Holdings Ltd.” upon the conversion of Holdco from a Singapore private company to a Singapore public company and the adoption of the Holdco A&R Constitution, pursuant to the Business Combination Agreement.

“Holdco A&R Constitution” means the amended and restated constitution of Holdco, which is attached as Annex B to this proxy statement/prospectus.

“Holdco Board” means the board of directors of Holdco.

“Holdco Class A Ordinary Shares” means the Class A ordinary shares of the share capital of Holdco, with each Holdco Class A Ordinary Share entitling the holder thereof to one vote per share on all matters on which the Holdco Ordinary Shares are entitled to vote.

“Holdco Class B Ordinary Shares” means Class B ordinary shares of the share capital of Holdco, with each Holdco Class B Ordinary Share having economic rights (including dividend and liquidation rights) identical to those of the Holdco Class A Ordinary Shares but the holders thereof are entitled to three votes per share on all matters on which the Holdco Ordinary Shares are entitled to vote.

“Holdco Ordinary Shares” means the Holdco Class A Ordinary Shares and Holdco Class B Ordinary Shares, together.

“Holdco Private Warrant” means each outstanding whole private placement warrant of Holdco outstanding immediate following the SPAC Merger Effective Time, which were assumed by Holdco and are exercisable for Holdco Class A Ordinary Shares.

“Holdco Public Warrant” means each outstanding whole public warrant of Holdco outstanding immediate following the SPAC Merger Effective Time, which were assumed by Holdco and are exercisable for Holdco Class A Ordinary Shares.

“Holdco Warrants” means, collectively, the Holdco Private Warrants and Holdco Public Warrants.

“Horizon” means Horizon Quantum Computing Pte. Ltd. (Company Registration No.: 201802755E), a Singapore private company limited by shares.

“Horizon Board” means the bord of directors of Horizon.

“Horizon Founder” means Dr. Joseph Francis Fitzsimons.

“Horizon Ordinary Shares” means the ordinary shares in the share capital of Horizon.

“Horizon Preference Share Conversion” means the exchange and conversion of each Horizon Preference Share into Horizon Ordinary Shares at the applicable conversion ratio set forth in the Horizon Constitution, which will occur no later than one business day prior to the effective time of the Amalgamation pursuant to the terms of the Business Combination Agreement.

“Horizon Shareholders” means the holders of Horizon’s capital stock.

“MBCA” means the Massachusetts Business Corporation Act.

v

“Merger Sub 1” means Rose Acquisition Pte. Ltd. (Company Registration No.: 202537790M), a Singapore private company limited by shares and a wholly-owned subsidiary of Holdco.

“Merger Sub 2” means Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco.

“Merger Subs” means Merger Sub 1 and Merger Sub 2 together.

“Minimum Cash Condition” means the Closing condition that the Aggregate Closing Cash shall equal or exceed the sum of (i) Transaction Expenses (estimated to be $17 million) plus (ii) Requisite Working Capital of $45 million. The Aggregate Closing Cash required to satisfy the Minimum Cash Condition is estimated to be $62 million.

“No Additional Redemptions Scenario” means the redemptions scenario that assumes no additional Public Shares are redeemed and that there is an aggregate of approximately $33.8 million of PIPE Investment, which is the amount of additional funding required to satisfy the estimated $62 million Minimum Cash Condition at this assumed level of redemptions.

“PIPE Investment” means agreement by accredited investors, pursuant to mutually agreed subscription agreements, to subscribe for and purchase, at the Closing, Holdco Class A Ordinary Shares at a purchase price equal to the Redemption Price.

“Public Shares” means the DMY Class A Shares initially issued as part of the DMY Units sold in DMY’s IPO.

“Record Date” means the close of business on [•], the date that DMY has fixed for determining DMY Shareholders are entitled to notice of and to attend and vote at the Special Meeting.

“Redemption Price” means the per share price at which each Public Share may be redeemed in connection with the Business Combination, which is equal to the amount of cash then on deposit in the Trust Account, calculated as of two business days prior to the Closing (including interest earned on the funds held in the Trust Account not previously released to Coliseum to pay its taxes, net of taxes payable), divided by the number of issued and outstanding Public Shares. As of September 30, 2025, the estimated Redemption Price is $11.59.

“SAFE” means a simple agreement for future equity.

“Second Surviving Company” means DMY as the surviving company of the SPAC Merger and as a wholly-owned subsidiary of Holdco.

“Singapore Companies Act” means the Companies Act of Singapore, as amended.

“SPAC Change in Recommendation” means the DMY Board’s change, withdrawal, withholding, qualification or modification of its recommendation to DMY Shareholders to vote in favor of the Business Combination, or its public proposal to do the foregoing.

“SPAC Merger” means the merger of Merger Sub 2 with and into and DMY, in accordance with the MBCA, with DMY surviving the merger as a wholly-owned subsidiary of Holdco pursuant to the terms of the Business Combination Agreement.

“Special Meeting” means the special meeting of DMY Shareholders called to approve the proposals set forth in this proxy statement/prospectus pursuant to the MBCA, the DMY Articles, and the Business Combination Agreement.

“Sponsor” means dMY Squared Sponsor, LLC, a Delaware limited liability company established for the purpose of forming and managing DMY.

“Trust Account” means the trust account established in connection with DMY’s IPO.

“Trust Agreement” means the investment management trust agreement between DMY and Continental Stock Transfer and Trust Company.

“Unit Separation” means the automatic separation of DMY Units into their component parts following the Amalgamation and immediately prior to the SPAC Merger, pursuant to the terms of the Business Combination Agreement.

FINANCIAL STATEMENT PRESENTATION

DMY

The historical unaudited condensed consolidated financial statements of DMY as of and for the six months ended June 30, 2025 and the historical audited financial statements of DMY as of and for the years ended December 31, 2024 and 2023 were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are denominated in U.S. dollars.

Horizon

The historical unaudited financial statements of Horizon as of and for the six months ended June 30, 2025 and the historical audited financial statements of Horizon as of and for the years ended December 31, 2024 and 2023 were prepared in accordance with U.S. GAAP and are denominated in Singapore dollars.

Holdco

The historical audited financial statements of Holdco as of August 31, 2025 and for the period from August 26, 2025 (inception) through August 31, 2025 were prepared in accordance with U.S. GAAP and are denominated in Singapore dollars.

Rounding and Negative Amounts

Certain numerical information and other amounts and percentages in this proxy statement/prospectus, including financial data, have been rounded. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables may not conform exactly to the total figure given for that column or row or the sum of certain numbers presented as a percentage may not conform exactly to the total percentage given.

In preparing the audited and unaudited historical financial statements of DMY, Horizon, and Holdco, most numerical figures are presented in thousands. For the convenience of the reader of this proxy statement/prospectus, certain numerical figures in this proxy statement/prospectus are rounded to the nearest thousand. As a result of this rounding, certain numerical figures presented herein may vary slightly from the corresponding numerical figures presented in DMY’s, Horizon’s, and Holdco’s financial statements.

The percentages presented in the textual financial disclosure in this proxy statement/prospectus are derived directly from the financial information contained in DMY’s, Horizon’s, and Holdco’s financial statements. The percentages derived from DMY’s, Horizon’s, and Holdco’s financial statements may be computed using the numerical figures expressed in thousands in its financial statements. Therefore, such percentages are not calculated on the basis of the financial information in the textual disclosure that has been subjected to rounding adjustments in this proxy statement/prospectus.

In tables, negative amounts are shown between parentheses. Otherwise, negative amounts may also be shown by “—” before the amount.

Currency Presentation

The financial statements of DMY are measured and presented using United States dollars. The financial statements of Horizon and Holdco are measured and presented using Singapore dollars.

References to “$,” “US$,” “USD” and “U.S. dollar” each refer to the United States dollar. References to “S$” refer to Singapore dollars. Unless otherwise noted, all translations from Singapore dollars to U.S. dollars in this proxy statement/prospectus (i) for the financial period as of and for the six months ended June 30, 2025, are made at a rate of SGD1.00 = USD0.7862, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2025 and (ii) for the financial period as of and for the year ended December 31, 2024, are made at a rate of SGD1.00 = USD0.7320, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that any Singapore dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Singapore dollars, as the case may be, at any particular rate, or at all.

MARKET AND INDUSTRY DATA

DMY, Horizon, and Holdco are responsible for the disclosure contained in this proxy statement/prospectus. However, information contained in this proxy statement/prospectus concerning the market and the industry in which Horizon competes, including its market position, general expectations of market opportunity, size and growth rates, is based on information from various third-party sources, on assumptions made by Horizon based on such sources and Horizon’s knowledge of the markets for its services and solutions. This information and any estimates provided herein involve numerous assumptions and limitations, and third-party sources generally state that the information contained in such source has been obtained from sources believed to be reliable. The industry in which Horizon operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this proxy statement/prospectus are subject to change based on various factors, including those described in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors — Risks Related to Horizon and the Business Combination” and elsewhere in this proxy statement/prospectus.

Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Although DMY, Horizon, and Holdco have not independently verified the accuracy or completeness of third-party information, DMY, Horizon, and Holdco believe the industry and market information included in this proxy statement/prospectus is reliable. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this proxy statement/prospectus. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in any forecasts or estimates.

Notwithstanding anything in this proxy statement/prospectus to the contrary, DMY, Horizon, and Holdco are responsible for all disclosures in this proxy statement/prospectus.

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This document contains references to trademarks, trade names and service marks belonging to Horizon or to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this proxy statement/prospectus that are not historical facts are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to:

•        statements regarding estimates and forecasts of performance and projections of market opportunity;

•        expectations and timing related to the success, cost and timing of product development activities;

•        financing and other business milestones;

•        potential benefits of the Business Combination; and

•        expectations relating to the Business Combination, including the proceeds of the Business Combination, the financing and Horizon’s expected cash runway and the timing of the Closing of the Business Combination.

These statements are based on various assumptions and on the current expectations of Horizon’s and DMY’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions. Many actual events and circumstances are beyond the control of Horizon and DMY.

These forward-looking statements are subject to a number of risks and uncertainties, including:

•        changes in domestic and foreign business, market, financial, political, and legal conditions;

•        economic uncertainty and capital markets disruption, which has been significantly impacted by a new U.S. presidential administration and accompanying regulatory activities and economic policies and events related thereto, ongoing military conflicts and geopolitical instability and inflation and interest rates;

•        the risk that the approval of the DMY Shareholders, Horizon Shareholders, or any other condition to Closing is not obtained;

•        failure to realize the anticipated benefits of the Business Combination;

•        the ability to obtain and/or maintain the listing of the Holdco Class A Ordinary Shares and Holdco Warrants on Nasdaq;

•        future financial performance of Holdco following the Business Combination;

•        risks relating to any legal proceedings that may be instituted against DMY, Horizon, Holdco or others following the announcement of the Business Combination;

•        global economic and political conditions;

•        international trade disputes, including threatened or implemented tariffs by the U.S. and threatened or implemented tariffs by foreign countries in retaliation;

•        the effects of competition on Horizon’s future business; and

•        the amount of redemption requests made by DMY’s Public Shareholders.

x

If any of these risks materialize or DMY’s or Horizon’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither DMY nor Horizon presently know or that DMY and Horizon currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect DMY’s and Horizon’s expectations, plans, or forecasts of future events and views as of the date of this proxy statement/prospectus and are qualified in their entirety by reference to the cautionary statements herein. DMY and Horizon anticipate that subsequent events and developments will cause DMY’s and Horizon’s assessments to change. These forward-looking statements should not be relied upon as representing DMY’s and Horizon’s assessments as of any date subsequent to the date of this proxy statement/prospectus. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither DMY, Horizon, Holdco, nor any of their respective affiliates undertake any obligation to update these forward-looking statements, except as required by law.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

The questions and answers below highlight only selected information from this proxy statement/prospectus and only briefly address some commonly asked questions about the Special Meeting and the proposals to be presented at the Special Meeting, including with respect to the Business Combination. The following questions and answers do not include all the information that is important to DMY Shareholders. Shareholders are urged to read carefully this entire proxy statement/prospectus, including the Annexes and the other documents referred to herein, to fully understand the Business Combination and the voting procedures for the Special Meeting.

Q:     Why am I receiving this proxy statement/prospectus?

A:     You are receiving this proxy statement/prospectus because you are a shareholder of DMY and you are entitled to vote at the Special Meeting to approve the matters set forth herein. This document serves as:

•        a proxy statement of DMY to solicit proxies for the Special Meeting to vote on the proposals set forth herein;

•        a prospectus of Holdco to offer Holdco Ordinary Shares and Holdco Warrants to DMY Shareholders and Horizon Shareholders in the Business Combination; and

•        a resale prospectus of the Selling Securityholder with respect to the resale of Holdco Warrants and underlying Holdco Class A Ordinary Shares to be received by them in the Business Combination.

DMY Shareholders are being asked to consider and vote upon, among other proposals, a proposal to approve and adopt the Business Combination Agreement and approve the Business Combination. DMY is proposing to consummate the Business Combination with Horizon. The terms of the Business Combination Agreement are described in this proxy statement/prospectus. A copy of the Business Combination Agreement is attached hereto as Annex A. DMY urges its shareholders to read the Business Combination Agreement in its entirety.

THE VOTE OF DMY SHAREHOLDERS IS IMPORTANT. DMY SHAREHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE SPECIAL MEETING.

Q:     What proposals are DMY Shareholders being asked to vote on?

A:     At the Special Meeting, DMY is asking holders of DMY Common Stock to consider and vote upon the following proposals:

•        the Business Combination Proposal;

•        the Advisory Organizational Documents Proposals; and

•        the Adjournment Proposal (if presented).

If DMY’s shareholders do not approve the Business Combination Proposal, then unless certain conditions in the Business Combination Agreement are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could be terminated and the Business Combination may not be consummated. See “Proposal No. 1 — The Business Combination Proposal” and “Proposal No. 2 — The Advisory Organizational Documents Proposals” of this proxy statement/prospectus, respectively.

DMY will hold the Special Meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the Business Combination and the other matters to be acted upon at the Special Meeting. DMY Shareholders should read it carefully.

After careful consideration, the DMY Board has determined that each of the Business Combination Proposal, the Advisory Organizational Documents Proposals, and the Adjournment Proposal, if presented, are fair, advisable, and in the best interests of DMY and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.

The existence of financial and personal interests of one or more of DMY’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of DMY and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and DMY’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and DMY’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

Q:     Are the proposals conditioned on one another?

A:     No. The Business Combination is conditioned on the approval of the Business Combination Proposal at the Special Meeting. The Advisory Organizational Documents Proposals and Adjournment Proposal are not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

Q:     I am a holder of Public Shares. Why am I receiving this proxy statement/prospectus?

A:     Upon consummation of the Business Combination, and without any action on the part of any party or any other person, each outstanding DMY Class A Share (excluding Public Shares validly submitted for redemption but including DMY Class A Shares issued upon the Class B Share Conversion and Unit Separation) will be reclassified as one Holdco Class A Ordinary Share. This proxy statement/prospectus includes important information about Holdco and the business of Holdco and its subsidiaries following consummation of the Business Combination. DMY urges you to read the information contained in this proxy statement/prospectus carefully.

Q.     I am a holder of DMY Warrants. Why am I receiving this proxy statement/prospectus?

A.     Upon consummation of the Business Combination, issued and outstanding whole DMY Warrants (including DMY Warrants issued in the Unit Separation) will, by their terms, be assumed by Holdco and thereby entitle the holders to purchase Holdco Class A Ordinary Shares (and not DMY Class A Shares) at a purchase price of $11.50 per share. This proxy statement/prospectus includes important information about the business of Holdco and its subsidiaries following consummation of the Business Combination. DMY urges you to read the information contained in this proxy statement/prospectus carefully.

Q:     Why is DMY proposing the Business Combination?

A:     DMY was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses.

DMY completed DMY’s IPO of 6,319,000 DMY Units (including the underwriters’ partial exercise of their over-allotment option) in October 2022, at a price of $10.00 per DMY Unit, generating gross proceeds of $63,190,000. Simultaneously with the completion of the DMY IPO, the Sponsor purchased an aggregate of 2,884,660 DMY Private Warrants for $1.00 per warrant, or an aggregate of $2,884,660. In connection with the DMY IPO, the Sponsor extended overfunding loans to DMY in an aggregate amount of $947,850, equal to $0.15 per DMY Unit sold in the DMY IPO (the “Overfunding Loans”), which were evidenced by a promissory note dated October 11, 2022 (the “Overfunding Loans Note”). An aggregate of $64,137,850 of the net proceeds of the DMY IPO, private placement, and Overfunding Loans was placed into the Trust Account. DMY initially had 15 months from the closing of the DMY IPO, or until January 4, 2024, to complete its initial business combination. On January 2, 2024, DMY’s shareholders approved an amendment to the DMY Articles to extend the date by which DMY has to consummate its initial business combination (the “Extension”), from January 4, 2024 to January 29, 2024 and to allow DMY, without another shareholder vote, by resolution of the DMY Board, to elect to further extend such date up to twenty-three times for an additional one month each time, until up to December 29, 2025 (such time period, the “Combination Period”), only if the Sponsor or its designee would deposit into the Trust Account as a loan, (i) on or before January 4, 2024, with respect to the initial extension, an amount of $41,667, and (ii) one business day following the public announcement by DMY disclosing that the DMY Board has determined to implement an additional monthly extension, with respect to each such additional extension, an amount of $50,000. In connection with the shareholder approval of the extension, an aggregate of 3,980,414 Public Shares were redeemed for an aggregate of approximately $42.0 million, representing redemptions of approximately 63% of the Public Shares. As of the date of this proxy statement/prospectus, the

DMY Board has extended the Combination Period, monthly, through October 29, 2025, and Mr. You has made an aggregate of $1,091,667 of Contributions pursuant to the Extension Note. Since the DMY IPO, DMY’s activity has been limited to the evaluation of business combination target companies.

Horizon is in the business of developing operating systems software and software development tools for quantum computing and related services. The DMY Board considered a wide variety of factors in connection with its evaluation of the Business Combination, including the DMY Board’s review of the results of the due diligence conducted by DMY management and its advisors. As a result, the DMY Board concluded that the Business Combination with Horizon would present a unique business combination opportunity and is in the best interests of DMY and its shareholders. The DMY Board also considered certain potentially material negative factors as well as certain potential conflicts of interest in arriving at that conclusion. These factors are discussed in greater detail in the section entitled “Proposal No. 1 — The Business Combination Proposal — The DMY Board’s Reasons for the Approval of the Business Combination,” as well as in the section entitled “Risk Factors”.

Q:     What will happen in the Business Combination?

A:     The Business Combination is structured as follows:

(A)    Prior to the effective time of the Amalgamation, Holdco will adopt, in accordance with the Singapore Companies Act, the Holdco A&R Constitution, which will govern the rights, privileges, and preferences of the holders of Holdco securities after Holdco’s conversion into a public company limited by shares.

(B)    No later than one business day prior to the effective time of the Amalgamation, the Horizon Preference Share Conversion will occur, whereby all of the issued and outstanding Horizon Preference Shares will be automatically converted into Horizon Ordinary Shares at the applicable conversion ratio set forth in the Horizon Constitution Amendment.

(C)    At the effective time of the Amalgamation, upon the terms and subject to the conditions of the Business Combination Agreement, and in accordance with the applicable provisions of the Singapore Companies Act, Merger Sub 1 and Horizon will amalgamate and continue as one company, with Horizon becoming a direct, wholly-owned subsidiary of Holdco.

(D)    At the effective time of the Amalgamation, (i) each SAFE that has not been terminated or expired, pursuant to its terms, will be canceled and automatically deemed for all purposes to represent the right to receive a number of Holdco Class A Ordinary Shares equal to the Exchange Ratio multiplied by the number of Horizon shares (on an as-converted basis) subject to such SAFE, (ii) each issued and outstanding Horizon Ordinary Share (after taking into account the Horizon Preference Share Conversion and including any Horizon Ordinary Shares issued in any Horizon Pre-Closing Financing) will be automatically converted into the right to receive a number of Holdco Ordinary Shares equal to the Exchange Ratio, on the terms and subject to the conditions of the Business Combination Agreement; provided that Horizon ordinary shares held by the Horizon Founder will be converted into Holdco Class B Ordinary Shares, and the Horizon ordinary shares held by each other Horizon Shareholder will be converted into Holdco Class A Ordinary Shares. Additionally, at the effective time of the Amalgamation, each outstanding and unexercised Horizon Option will become a Holdco Option containing the same terms, conditions, vesting and other provisions as are currently applicable to such Horizon Options, provided that each Holdco Option will be exercisable for the number of Holdco Class A Ordinary Shares equal to the Exchange Ratio multiplied by the number of Horizon ordinary shares subject to the Horizon Option as of immediately prior to the effective time of the Amalgamation, rounded down to the nearest whole share, at an exercise price equal to the per share exercise price of the Horizon Option divided by the Exchange Ratio, rounded up to the nearest whole cent.

(E)    After the effective time of the Amalgamation, and immediately prior to the effective time of the SPAC Merger, DMY will cause each Public Share that a Public Shareholder has timely and validly elected to redeem pursuant to the DMY Articles to be redeemed for cash.

(F)    Additionally, after the effective time of the Amalgamation, and immediately prior to the effective time of the SPAC Merger, the Class B Share Conversion and the Unit Separation will automatically occur.

(G)    Then, the SPAC Merger will occur, whereby Merger Sub 2 will merge with and into DMY, with DMY surviving as a wholly-owned subsidiary of Holdco.

(H)    At the effective time of the SPAC Merger, (i) each outstanding DMY Class A Share (excluding Public Shares validly submitted for redemption and any dissenting shares, but including DMY Class A Shares issued upon the Class B Share Conversion and DMY Class A Shares issued upon the Unit Separation) will be automatically converted into the right to receive one Holdco Class A Ordinary Share, (ii) each outstanding whole DMY Public Warrant (including DMY Public Warrants issued upon the Unit Separation) will be assumed by Holdco and will become Holdco Public Warrants exercisable for Holdco Class A Ordinary Shares in lieu of DMY Class A Shares, and (iii) each outstanding DMY Private Warrant will be assumed by Holdco and will become Holdco Private Warrants exercisable for Holdco Class A Ordinary Shares in lieu of DMY Class A Shares.

Q:     What are the reasons for the structure and timing of the Business Combination and potential financing?

A:     DMY was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. Following the completion of DMY’s IPO, at the direction of the DMY Board, DMY’s management and directors commenced a search for potential business combination targets, leveraging the prior experience and network of DMY’s management and directors. DMY’s management team and the DMY Board considered and analyzed approximately 50 potential acquisition targets other than Horizon, each of which had enterprise values between $500 million and $2 billion. Of those, DMY considered six in greater detail, and entered into non-disclosure agreements with them, which contained customary terms regarding protections of confidentiality but did not impose conditions of exclusivity or other similarly restrictive provisions or standstills. Two such businesses were quantum computing businesses, one was a quantum software business, one was in the logistics industry, one was an entertainment company, and one was a rare earth company. DMY ultimately did not progress its discussions with the other potential target businesses for a variety of reasons, including that DMY did not think their growth trajectory was compelling enough, could not come to terms on valuation, or the target decided to remain private.

DMY was initially introduced to Horizon in December 2024 by Niccolo de Masi, then Co-CEO of DMY. Mr. de Masi had previously connected with the Horizon Founder years prior regarding another SPAC. In January 2025, DMY’s management team started considering Horizon as a potential target candidate due to its business prospects, including its ability to become an industry leader in quantum software, as well as the valuation and the likelihood of successfully consummating a transaction. On January 7, 2025, members of the DMY management team engaged in preliminary discussions with Dr. Fitzsimons of Horizon regarding a potential business combination. However, until the execution of the letter of intent on February 13, 2025, there was no agreement, arrangement, or understanding between Horizon and DMY, Sponsor, or any of DMY’s management team to enter into a business combination with DMY, and no agreement, arrangement, or understanding between DMY and DMY’s management or Sponsor with respect to determining whether to explore a potential business combination with Horizon or to proceed with the Business Combination. The terms of the Business Combination Agreement are the result of extensive negotiations between the representatives of DMY and Horizon, each in consultation with its advisors, which occurred between January 2025 and September 2025.

DMY and Horizon are pursuing potential financing, including the PIPE Investment and Additional Financing, in order to provide additional capital to fund Horizon’s operations after the Business Combination is completed. Horizon entered into a $3 million SAFE prior to the execution of the Business Combination Agreement. As of the date of this proxy statement/prospectus, Horizon has entered into SAFEs for an additional $1 million. No other definitive agreement for any financing has been entered into as of the date of this proxy statement/prospectus, and DMY, Horizon, and Holdco cannot assure you that any financing will be obtained on terms favorable to the parties or at all.

As contemplated by the Business Combination Agreement, the structure and timing of the Business Combination, potential PIPE Investment, and potential Additional Financing are consistent with common practice in initial business combination transactions consummated by special purpose acquisition companies. In addition, the timing for the consummation of the Business Combination provided for in the Business Combination Agreement, which was effectively as soon as reasonably practicable following the execution of the Business Combination Agreement, was determined and agreed by the parties in light of general business considerations weighing in favor of consummating the transaction promptly and the deadline for DMY to complete an initial business combination pursuant to the DMY Articles.

For more information, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination.”

Q:     What is the effect of the dual class structure?

A:     The Holdco A&R Constitution authorizes two classes of Holdco Ordinary Shares: the Holdco Class A Ordinary Shares and the Holdco Class B Ordinary Shares. The rights attaching to the Holdco Class B Ordinary Shares and the Holdco Class A Ordinary Shares are identical in all respects and the Holdco Class A Ordinary Shares and Holdco Class B Ordinary Shares vote together as a single class on all matters, except that the holders of Holdco Class A Ordinary Shares will have one vote per share of Holdco Class A Ordinary Shares and the holders of Holdco Class B Ordinary Shares will have three votes per share of Holdco Class B Ordinary Shares. A copy of the Holdco A&R Constitution is attached to the accompanying proxy statement/prospectus as Annex B.

Based on the 27,994,580 Holdco Class A Ordinary Shares and 20,242,712 Holdco Class B Ordinary Shares expected to be outstanding immediately following the Closing (assuming the No Additional Redemptions Scenario, which scenario includes $1 million of additional SAFEs entered into as of the date of this proxy statement/prospectus, and assumes an aggregate of approximately $33.8 million of PIPE Investment for which there is no binding commitment as of the date of this proxy statement/prospectus and assumes no other financing), the holders of Holdco Class A Ordinary Shares are expected to have 27,994,580 votes in the aggregate and the holders of Holdco Class B Ordinary Shares are expected to have 60,728,136 votes in the aggregate, respectively, on all matters submitted to the holders of Holdco Ordinary Shares for a vote. The Holdco Class B Ordinary Shares will be exclusively held by the Horizon Founder. Accordingly, the dual class structure will increase the voting power of the Horizon Founder. If additional Holdco Class B Ordinary Shares are issued after the Closing, the effect of the dual class structure on the concentration of voting control may increase. Future transfers by the Horizon Founder of Holdco Class B Ordinary Shares will generally result in those shares converting to Holdco Class A Ordinary Shares, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. See “Risk Factors — Risks Related to Ownership of Holdco’s Securities — Holdco’s dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Holdco Class A Ordinary Shares may view as beneficial.”

Upon any sale, assignment, transfer, pledge or other disposition of the Holdco Class B Ordinary Shares, whether or not for value and whether or not voluntary or involuntary (with certain customary exceptions described in more detail elsewhere in this proxy statement/prospectus), such Holdco Class B Ordinary Shares will automatically be converted into Holdco Class A Ordinary Shares at an initial conversion rate of one to one, subject to adjustment by the Holdco Board. Additionally, all outstanding Holdco Class B Ordinary Shares will automatically be converted into Holdco Class A Ordinary Shares at an initial conversion rate of one to one, subject to adjustment by the Holdco Board, as follows: (x) at 5:00 p.m., Singapore time, on the first day following the date on which the Horizon Founder is no longer serving as a director or officer of Holdco, (y) the death or incapacity of the Horizon Founder, and (z) such time as the number of outstanding Holdco Class B Ordinary Shares is less than 50% of the total number of Holdco Class B Ordinary Shares outstanding as of immediately following the Amalgamation (as equitably adjusted for share splits, reverse share splits, share dividends, reorganizations, consolidations, exchanges of shares or other similar transactions). The Holdco Class B Ordinary Shares are also convertible into an equal number of Holdco Class A Ordinary Shares at any time at the option of the holder.

Q:     What will DMY Shareholders receive in the Business Combination?

A:     Upon the SPAC Merger, each outstanding DMY Class A Share (excluding Public Shares validly submitted for redemption and any dissenting shares, but including DMY Class A Shares issued upon the Class B Share Conversion and DMY Class A Shares issued upon the Unit Separation) will be automatically converted into the right to receive one Holdco Class A Ordinary Share.

Q:     What will DMY Warrantholders receive in the Business Combination?

A:     Upon the SPAC Merger, each outstanding whole DMY Public Warrant (including DMY Public Warrants issued upon the Unit Separation) will be assumed by Holdco and will be exercisable for Holdco Class A Ordinary Shares in lieu of DMY Class A Shares, and each outstanding DMY Private Warrant will be assumed by Holdco and will be exercisable for Holdco Class A Ordinary Shares in lieu of DMY Class A Shares.

Q:     What will DMY Unitholders receive in the Business Combination?

A:     Immediately prior to the consummation of the SPAC Merger, each DMY Unit then outstanding and not previously separated will be automatically separated into its component parts and the holder of each DMY Unit will be deemed to hold on DMY Class A Share and one-half of one DMY Public Warrant (provided that no fractional

DMY Public Warrants will be issued upon the separation of the DMY Units and only whole warrants will be assumed by Holdco and become Holdco Public Warrants). Upon the consummation of the SPAC Merger, each such DMY Class A Share will be exchanged for one Holdco Class A Ordinary Share and each whole DMY Public Warrant will become a Holdco Public Warrant, in each case subject to the terms and conditions of the Business Combination Agreement.

Q:     What will Horizon Shareholders receive in the Business Combination?

A:     At the effective time of the Amalgamation, (i) each SAFE that has not been terminated or expired, pursuant to its terms, will be canceled and automatically deemed for all purposes to represent the right to receive a number of Holdco Class A Ordinary Shares equal to the Exchange Ratio multiplied by the number of Horizon shares (on an as-converted basis) subject to such SAFE, (ii) each issued and outstanding Horizon Ordinary Share (after taking into account the Horizon Preference Share Conversion and including any Horizon Ordinary Shares issued in any Horizon Pre-Closing Financing) will be automatically converted into the right to receive a number of Holdco Ordinary Shares equal to the Exchange Ratio, on the terms and subject to the conditions of the Business Combination Agreement; provided that Horizon Ordinary Shares held by the Horizon Founder will be converted into Holdco Class B Ordinary Shares, and the Horizon Ordinary Shares held by each other shareholder of Horizon will be converted into Holdco Class A Ordinary Shares. Additionally, at the effective time of the Amalgamation, each outstanding and unexercised Horizon Option will become a Holdco Option containing the same terms, conditions, vesting and other provisions as are currently applicable to such Horizon Options, provided that each Holdco Option will be exercisable for the number of Holdco Class A Ordinary Shares equal to the Exchange Ratio multiplied by the number of Horizon ordinary shares subject to the Horizon Option as of immediately prior to the effective time of the Amalgamation, rounded down to the nearest whole share, at an exercise price equal to the per share exercise price of the Horizon Option divided by the Exchange Ratio, rounded up to the nearest whole cent.

The Aggregate Amalgamation Consideration will be determined by dividing (a) the sum of (i) $503,000,000 plus (ii) the aggregate amount of any Horizon Pre-Closing Financing (of which $1 million has been raised as of the date of this proxy statement/prospectus), by (b) the Redemption Price. The Exchange Ratio is the number of Holdco Ordinary Shares to be issued in exchange for issued and outstanding Horizon capital stock upon the Amalgamation, and is equal to the quotient obtained by dividing (x) the Aggregate Amalgamation Consideration by (y) the Fully Diluted Horizon Capitalization. The “Fully-Diluted Horizon Capitalization” means the sum, without duplication of (i) the aggregate number of Horizon Ordinary Shares issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (ii) the aggregate number of Horizon Seed Preference Shares (on an as-converted to Horizon Ordinary Shares basis) issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (iii) the aggregate number of Horizon Seed Plus Preference Shares (on an as-converted to Horizon Ordinary Shares basis) issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (iv) the aggregate number of Horizon Series A Preference Shares, (on an as-converted to Horizon Ordinary Shares basis) issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (v) the aggregate number of Horizon Shares (on an as-converted basis) issuable upon the conversion of SAFEs that have not terminated or expired as of immediately prior to the effective time of the Amalgamation, plus (vi) the aggregate number of Horizon Ordinary Shares issuable upon, or pursuant to, the exercise of Horizon Options that are issued and outstanding and vested as of immediately prior to the effective time of the Amalgamation, treating such outstanding and vested Horizon Options as having been exercised in full (calculated using the treasury stock method of accounting), plus (vii) the aggregate number of Horizon Ordinary Shares issuable upon, or pursuant to, the Horizon Pre-Closing Financing, if any.

Accordingly, assuming that the Fully Diluted Horizon Capitalization on the Closing Date is 17,417,522 shares and that the Redemption Price is approximately $11.59, which is estimated using an assumed Closing Date of September 30, 2025, the Estimated Exchange Ratio is approximately 2.50 Holdco Ordinary Shares.

Q:     Will DMY and Horizon obtain new financing in connection with the Business Combination and are there any arrangements to help ensure that DMY will have sufficient funds to consummate the Business Combination and that Holdco has sufficient funds to operate Horizon’s business following the Closing?

A:     The Business Combination Agreement requires DMY, Horizon, and Holdco to use their reasonable best efforts to enter into mutually agreed subscription agreements with accredited investors, pursuant to which such investors will agree, subject to the terms and conditions set forth therein, to subscribe for and purchase, at the Closing, Holdco Class A Ordinary Shares at a purchase price equal to the Redemption Price, which we refer to herein as the PIPE Investment.

Further, DMY and Horizon may upon mutual determination, seek one or more additional financing commitments, which we refer to herein as the Additional Financing. The Additional Financing may be in the form of (x) SAFEs or any other form of equity financing of Horizon, which financing closes and is funded to Horizon prior to the Closing, which we refer to as the Horizon Pre-Closing Financing, (y) backstops against redemptions by Public Shareholders or non-redemption agreements with Public Shareholders, or (z) equity or equity-linked financing of Holdco or DMY, which closes concurrently with the Closing.

Holdco would use the proceeds from the PIPE Investment and/or Additional Financing, if any, together with the proceeds received from the Trust Account, for general corporate purposes. Unless waived by Horizon, Horizon’s obligation to consummate the Business Combination is conditioned on the Minimum Cash Condition being met. DMY and Horizon are actively seeking PIPE Investments and Additional Financing. However, if they are not successful in obtaining PIPE Investments or Additional Financing, or if any such financing, together with the cash held in the Trust Account, is not sufficient to meet the estimated $62 million Minimum Cash Condition, Horizon can either waive such closing condition under the Business Combination Agreement or refuse to close. As of the date of this proxy statement/prospectus, Horizon has entered into agreements for an additional $1 million of SAFE financing, however there has been no binding agreement for a PIPE Investment or other financing.

Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain closing conditions of the respective parties, including, without limitation, the Aggregate Closing Cash equaling or exceeding the sum of transaction expenses (estimated to be $17 million) plus requisite working capital of $45 million, for a total estimated requirement of $62 million. As of the date of this proxy statement/prospectus, the Minimum Cash Condition has not been satisfied. The parties intend to satisfy the Minimum Cash Condition through a PIPE Investment and Additional Financing and through amounts released from the Trust Account. In the event the Minimum Cash Condition is not satisfied as a result of redemptions of Public Shares which reduce the amount available to be released to the parties from the Trust Account, Horizon may, in its sole discretion, waive the Minimum Cash Condition. If Horizon waives the Minimum Cash Condition, DMY intends to file a Current Report on Form 8-K within four business days of such event, however such condition may be waived at any time prior to the Closing, including after the deadline for submitting redemption requests or the Special Meeting, and, given such timing, you may not be notified before the deadline for submitting redemption requests or the Special Meeting. For more information, see “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing.”

Q:     What equity stake will current DMY Shareholders and Horizon Shareholders hold in Holdco immediately after the Closing?

A:     The following tables illustrate estimated ownership levels in Holdco, immediately following the consummation of the Business Combination, based on varying levels of redemptions by Public Shareholders. Each redemptions scenario assumes that the estimated $62 million Minimum Cash Condition is met through a combination of assumed illustrative PIPE Financing, Additional Financing, and retained funds in the Trust Account. In the event the Minimum Cash Condition is not satisfied as a result of redemptions of Public Shares which reduce the amount available to be released to us from the Trust Account, and/or we obtain less financing proceeds than we expect, Horizon may, in its sole discretion, waive the Minimum Cash Condition. If Horizon waives the Minimum Cash Condition, DMY intends to file a Current Report on Form 8-K within four business days of such event, however such condition may be waived at any time prior to the Closing, including after the deadline for submitting redemption requests or the Special Meeting, and, given such timing, you may not be notified before the deadline for submitting redemption requests or the Special Meeting.

The following table excludes the dilutive effect of Holdco Warrants, Holdco Options, and Holdco Class A Ordinary Shares that will initially be available for issuance under the 2025 Plan and ESPP.

	No Additional Redemptions Scenario				25% Redemptions Scenario				50% Redemptions Scenario				75% Redemptions Scenario				100% Redemptions Scenario
Pro Forma Ownership	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)
Public Shareholders(2)	2,338,586	—	5.0%	2.8%	1,753,940	—	3.7%	2.0%	1,169,293	—	2.5%	1.4%	584,647	—	1.2%	0.8%	—	—	0.0%	0.0%
Sponsor	1,163,484	—	2.5%	1.3%	1,163,484	—	2.5%	1.3%	1,163,484	—	2.5%	1.3%	1,163,484	—	2.5%	1.3%	1,163,484	—	2.5%	1.3%
Other Holders of Founder Shares	416,266		0.9%	0.5%	416,266		0.9%	0.5%	416,266		0.9%	0.5%	416,266		0.9%	0.5%	416,266		0.9%	0.5%
Horizon shareholders (excluding Horizon Founder)	20,157,908	—	42.8%	23.0%	20,157,908	—	42.8%	23.0%	20,157,908	—	42.8%	23.0%	20,157,908	—	42.8%	23.0%	20,157,908	—	42.8%	23.0%
Horizon Founder	—	20,242,712	42.8%	69.1%	—	20,242,712	42.8%	69.1%	—	20,242,712	42.8%	69.1%	—	20,242,712	42.8%	69.1%	—	20,242,712	42.8%	69.1%
Assumed PIPE shares(3)	2,916,516	—	6.0%	3.3%	3,507,008	—	7.3%	4.1%	4,097,501	—	8.5%	4.7%	4,687,993	—	9.8%	5.3%	5,278,486	—	11.0%	6.1%
Total	26,992,760	20,242,712	100.0%	100.0%	26,998,606	20,242,712	100.0%	100.0%	27,004,452	20,242,712	100.0%	100.0%	27,010,298	20,242,712	100.0%	100.0%	27,016,144	20,242,712	100.0%	100.0%

____________

*        Less than 1%

(1)      Each Holdco Class A Ordinary Share will entitle the holder thereof to one (1) vote per share on all matters on which the Holdco Class A Ordinary Shares are entitled to vote, and each Holdco Class B Ordinary Share will entitle the holder thereof to three (3) votes per share on all matters on which the Holdco Class B Ordinary Shares are entitled to vote.

(2)      Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios. This amount reflects the assumed redemption of (i) 0 shares under the No Additional Redemptions Scenario, (ii) 584,646 shares under the 25% Redemptions Scenario, (iii) 1,169,293 shares under the 50% Redemptions Scenario, (iv) 1,753,939 shares under the 75% Redemptions Scenario, and (v) 2,338,586 shares under the 100% Redemptions Scenario.

(3)      Amount reflects the estimated Holdco Class A Ordinary Shares that would be issued assuming the levels of PIPE Investment required to satisfy the estimated $62 million Minimum Cash Condition at each assumed level of redemptions and assumes no Additional Financing or other financing. These amounts reflect approximately (i) $33.8 million of PIPE Investment in the No Additional Redemptions Scenario, (ii) $40.6 million of PIPE Investment in the 25% Redemptions Scenario, (iii) $47.5 million of PIPE Investment in the 50% Redemptions Scenario, (iv) $54.3 million of PIPE Investment in the 75% Redemptions Scenario, and (v) $61.2 million of PIPE Investment in the 100% Redemptions Scenario. As of the date of this proxy statement/prospectus, Horizon has entered into agreements for an additional $1 million of SAFE financing, however there has been no binding agreement for a PIPE Investment or other financing.

Dilutive Instruments

The following table shows possible sources of dilution and the extent of such dilution that non-redeeming Public Shareholders could experience in connection with the closing of the Business Combination. In an effort to illustrate the extent of such dilution, the table below assumes the exercise of all Holdco Warrants for a cash exercise price of $11.50, the exercise of all Holdco Options for cash, which will each be exercisable for one Holdco Class A Ordinary Share at an average exercise price of approximately $2.48 per share (based on the Estimated Exchange Ratio). The table excludes Holdco Ordinary Shares that will initially be available for issuance under the 2025 Plan and ESPP, as such shares will not be outstanding on the Closing Date. Additionally, assumes that all Working Capital Loans and Overfunding Loans are repaid in cash at the Closing.

	No Additional Redemptions Scenario				25% Redemptions Scenario				50% Redemptions Scenario				75% Redemptions Scenario				100% Redemptions Scenario
Pro Forma Ownership	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)
Public Shareholders(2)	2,338,586	—	3.9%	2.3%	1,753,940	—	2.9%	1.8%	1,169,293	—	1.9%	1.2%	584,647	—	0.9%	0.6%	—	—	0.0%	0.0%
Sponsor	1,163,484	—	2.0%	1.2%	1,163,484	—	2.0%	1.2%	1,163,484	—	2.0%	1.2%	1,163,484	—	2.0%	1.2%	1,163,484	—	2.0%	1.2%
Other Holders of Founder Shares	416,266	—	0.7%	0.4%	416,266	—	0.7%	0.4%	416,266	—	0.7%	0.4%	416,266	—	0.7%	0.4%	416,266	—	0.7%	0.4%
Horizon shareholders (excluding Horizon Founder)	20,157,908	—	34.0%	20.2%	20,157,908	—	34.0%	20.2%	20,157,908	—	34.0%	20.2%	20,157,908	—	34.0%	20.2%	20,157,908	—	34.0%	20.2%
Horizon Founder	—	20,242,712	34.2%	60.9%	—	20,242,712	34.2%	60.9%	—	20,242,712	34.2%	60.9%	—	20,242,712	34.2%	60.9%	—	20,242,712	34.2%	60.9%
Assumed PIPE shares(3)	2,916,516	—	4.9%	2.9%	3,507,008	—	5.9%	3.4%	4,097,501	—	6.9%	4.0%	4,687,993	—	7.9%	4.6%	5,278,486	—	8.8%	5.2%
Public Warrants(4)	3,159,500	—	5.3%	3.2%	3,159,500	—	5.3%	3.2%	3,159,500	—	5.3%	3.2%	3,159,500	—	5.3%	3.2%	3,159,500	—	5.3%	3.2%
Private Warrants(5)	2,884,660	—	4.9%	2.9%	2,884,660	—	4.9%	2.9%	2,884,660	—	4.9%	2.9%	2,884,660	—	4.9%	2.9%	2,884,660	—	4.9%	2.9%
Horizon Options(6)	5,970,124	—	10.1%	6.0%	5,970,124	—	10.1%	6.0%	5,970,124	—	10.1%	6.0%	5,970,124	—	10.1%	6.0%	5,970,124	—	10.1%	6.0%
Total	39,007,044	20,242,712	100.0%	100.0%	39,012,890	20,242,712	100.0%	100.0%	39,018,736	20,242,712	100.0%	100.0%	39,024,582	20,242,712	100.0%	100.0%	39,030,428	20,242,712	100.0%	100.0%

____________

*        Less than 1%

(1)      Each Holdco Class A Ordinary Share will entitle the holder thereof to one (1) vote per share on all matters on which the Holdco Class A Ordinary Shares are entitled to vote, and each Holdco Class B Ordinary Share will entitle the holder thereof to three (3) votes per share on all matters on which the Holdco Class B Ordinary Shares are entitled to vote.

(2)      Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios. This amount reflects the assumed redemption of (i) 0 shares under the No Additional Redemptions Scenario, (ii) 584,646 shares under the 25% Redemptions Scenario, (iii) 1,169,293 shares under the 50% Redemptions Scenario, (iv) 1,753,939 shares under the 75% Redemptions Scenario, and (v) 2,338,586 shares under the 100% Redemptions Scenario.

(3)      Amount reflects the estimated Holdco Class A Ordinary Shares that would be issued assuming the levels of PIPE Investment required to satisfy the estimated $62 million Minimum Cash Condition at each assumed level of redemptions and assumes no Additional Financing or other financing. These amounts reflect approximately (i) $33.8 million of PIPE Investment in the No Additional Redemptions Scenario, (ii) $40.6 million of PIPE Investment in the 25% Redemptions Scenario, (iii) $47.5 million of PIPE Investment in the 50% Redemptions Scenario, (iv) $54.3 million of PIPE Investment in the 75% Redemptions Scenario, and (v) $61.2 million of PIPE Investment in the 100% Redemptions Scenario. As of the date of this proxy statement/prospectus, As of the date of this proxy statement/prospectus, Horizon has entered into agreements for an additional $1 million of SAFE financing, however there has been no binding agreement for a PIPE Investment or other financing.

(4)      Reflects Holdco Class A Ordinary Shares issuable upon the exercise of the DMY Public Warrants sold as part of the DMY Units in the DMY IPO, assuming all such DMY Public Warrants are exercised for cash immediately upon the Closing.

(5)      Reflects Holdco Class A Ordinary Shares issuable upon the exercise of the DMY Private Warrants sold as in a private placement consummated simultaneous with the DMY IPO, assuming all such DMY Private Warrants are exercised for cash immediately upon the Closing. Upon the closing of the Business Combination, DMY’s Overfunding Loans will be repaid or converted into DMY Class A Shares at a conversion price of $10.00 per share (or a combination of both), at the Sponsor’s discretion, which could result in additional dilution to the Public Stockholders. Additionally, up to $1,500,000 of outstanding Working Capital Loans may be converted into up to 1,500,000 DMY Private Warrants at a price of $1.00 per warrant upon Closing, which could result in additional dilution to the Public Stockholders. However, at this point of time, Sponsor does not intend to convert either the Overfunding Loans or the Working Capital Loans, and therefore, no related dilution is reflected herein.

(6)      Reflects Holdco Class A Ordinary Shares issuable upon the exercise of outstanding Horizon Options, which will be assumed in the Amalgamation and become Holdco Options, assuming all such Horizon Options are exercised for cash immediately upon the Closing.

Share ownership presented in the two tables above is only presented for illustrative purposes and does not necessarily reflect what Holdco’s share ownership will be after the Closing. DMY and Horizon cannot predict how many of the Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the redemption amount and the number of Public Shares redeemed in connection with the Business Combination may differ from the amounts presented above, and therefore the ownership percentages of Public Shareholders may also differ if the actual redemptions are different from these assumptions. The Public Shareholders that do not elect to redeem their Public Shares will experience immediate dilution as a result of the Business Combination. The Public Shareholders currently own approximately 59.7% of the issued and outstanding shares of DMY Common Stock. As noted in the above table, even if no Public Shareholders redeem their Public Shares in the Business Combination, the Public Shareholders’ ownership will decrease from approximately 59.7% of the DMY Common Stock prior to the Business Combination to owning approximately 5.0% and 3.9% of the total outstanding Holdco Ordinary Shares at the Closing (basic and diluted, respectively), and 2.8% and 2.3% of the voting power of the outstanding Holdco Ordinary Shares (basic and diluted, respectively). As redemptions increase, the overall percentage ownership and voting percentage held by Sponsor, other Holders of Founder Shares, and Horizon Shareholders and will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. If the amount of PIPE Investment or Additional Financing is greater than the assumptions above, such financing would further increase dilution to Public Shareholders, and the amount of such potential additional dilution will not be calculable until definitive agreements for a PIPE Investment and/or Additional Financing are entered into, if any. For more information about the consideration to be received in the Business Combination, these scenarios, and the underlying assumptions, see “Unaudited Pro Forma Combined Financial Information.” See also “Risk Factors — The Public Shareholders will experience immediate dilution as a consequence of the issuance of Holdco Ordinary Shares as consideration in the Business Combination, potential issuances in connection with financing, and due to future issuances of equity awards to Horizon employees, directors, or consultants. Having a minority share position may reduce the influence that our current shareholders have on the management of Holdco.”

Q:     What is the effective purchase price attributed to the Holdco Ordinary Shares to be received by the Public Shareholders, the Sponsor and the Horizon Shareholders at Closing?

A.     Pursuant to the Business Combination Agreement, Public Shareholders who do not redeem their Public Shares will receive one Holdco Class A Ordinary Share for each DMY Class A Share held by them immediately prior to the Merger. While DMY cannot be certain of the price such Public Shareholders paid for their Public Shares, assuming they purchased their Public Shares for $10.00 per share, which was the price of the DMY Class A Shares sold in DMY’s IPO, the effective purchase price paid per Holdco Class A Ordinary Share issued to each Public Shareholder at Closing would be $10.00. In connection with DMY’s IPO, the Sponsor paid an aggregate of $25,000 for the Founder Shares, or approximately $0.02 per share. In connection with the Business Combination, an aggregate of 1,163,484 Founder Shares held by the Sponsor will be automatically converted on a one-for-one basis into DMY Class A Shares immediately prior to the SPAC Merger, which will then automatically convert at the effective time of the SPAC Merger into an equal number of Holdco Class A Ordinary Shares, valued at the Redemption Price (estimated to be approximately $11.59 per share, as of September 30, 2025), which is the assumed per share price used in the Business Combination pursuant to the Business Combination Agreement. The Sponsor also purchased 2,884,660 DMY Private Warrants at a price of $1.00 per DMY Private Warrants, or $2,884,660 in the aggregate, in a private placement that occurred simultaneously with the closing of the DMY IPO; such warrants will automatically be assumed by Holdco at the effective time of the SPAC Merger and will become Holdco Private Warrants exercisable for 2,884,660 Holdco Class A Ordinary Shares at an initial exercise price of $11.50 per share. Horizon Shareholders and holders of SAFEs will receive an estimated 40,400,620 Holdco Ordinary Shares in the Business Combination, and holders of Horizon Options will receive an estimated 5,970,124 Holdco Options exercisable for Holdco Class A Ordinary Shares, which is equal to $504,000,000 divided by approximately $11.59, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of September 30, 2025, divided by the Fully-Diluted Horizon Capitalization. As a result of the low price the Sponsor paid for the Founder Shares, the Sponsor may realize a positive rate of return on its investment even if the market price per Holdco Class A Ordinary Share is below $10.00 per share after Closing, in which case the Public Shareholders may experience a negative rate of return on their investment. Based on the closing price of $12.70 per DMY Class A Share on OTCQB on October 17, 2025, the Sponsor may receive potential profits of approximately $12.68 per Founder Share, and accordingly may make a substantial profit on its investment in the Founder Shares at a time when Holdco Class A Ordinary Shares may have lost significant value. On the other hand, if DMY liquidates without completing a business combination during the Combination Period, the Sponsor will lose its investment in DMY.

For information about conflicts of interest with respect to the Sponsor, see “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and DMY’s Directors and Officers in the Business Combination”. For information about the compensation of the Sponsor and our officers and directors, see “Information About DMY — Executive and Director Compensation”. For information about the securities owned by the Sponsor, including transfer restrictions and required surrender and forfeitures, see “Beneficial Ownership of Securities” and “Certain Relationships and Related Persons Transactions”.

Q:     Who is the Sponsor?

A.     dMY Squared Sponsor, LLC, the Sponsor, is a Delaware limited liability company. The Sponsor was formed prior to the DMY IPO for the purpose of acting as the sponsor of DMY. It is responsible for organizing, directing, and managing the business and affairs of DMY from its incorporation, through the consummation of the DMY IPO, the negotiation of the Business Combination Agreement, until the consummation of the Business Combination. The Sponsor’s activities included identifying and negotiating terms with the underwriter of DMY’s IPO, other third-party service providers such as DMY’s auditors and legal counsel, and DMY’s directors and officers, and searching for and negotiating with potential business combination targets. Other than its investment in DMY and its work on behalf of DMY, the Sponsor is not engaged in any business. Until the execution of the letter of intent by DMY and Horizon on February 13, 2025, there was no agreement, arrangement, or understanding between DMY and DMY’s management or Sponsor with respect to determining whether to explore a business combination with any target business.

The Sponsor made an initial investment of $25,000 to cover certain pre-IPO expenses, in exchange for the issuance of Founder Shares, or approximately $0.02 per share. Simultaneously with the completion of the DMY IPO, the Sponsor purchased an aggregate of 2,884,660 DMY Private Warrants for $1.00 per warrant, or an aggregate of $2,884,660. In connection with the DMY IPO, the Sponsor extended Overfunding Loans to DMY in an aggregate amount of $947,850, equal to $0.15 per DMY Unit sold in the DMY IPO. Additionally, in connection with the Extension of the Combination Period, Mr. You entered into the Extension Note and has made an aggregate of $1,091,667 of Contributions pursuant to the Extension Note. On September 15, 2025, the Sponsor distributed 416,266 Founder Shares to one of its members, pro rata, for no consideration. Such shares were then converted on a one-for-one basis into DMY Class A Shares and donated to charity. Such distribution and donation were permitted transfers pursuant to the terms of the Letter Agreement and the Sponsor Support Agreement.

The Sponsor owns 29.7% of our issued and outstanding DMY Common Stock as of the date of this proxy statement/prospectus. Harry L. You is the manager of the Sponsor. There is no other person who has a direct or indirect material interest in the Sponsor. The Sponsor is exclusively “controlled” for CFIUS purposes by Mr. You, who is a U.S. citizen, and thus we do not believe that the Sponsor is a “foreign person” as defined in the CFIUS regulations.

Mr. You has sponsored eight special purpose acquisition companies, which are summarized in the following table:

SPAC Name	IPO Date and Gross Proceeds	Business Combination Target and Closing Date	Current Trading Price(1)	Role of Sponsor and Mr. You
GTY Technology Holdings Inc. (“GTY”)

October 2016

$552 million

On October 30, 2018, GTY held a special meeting of shareholders to extend the date by which it must complete a business combination from November 1, 2018 to May 1, 2019. In connection with the extension, approximately 34,011,538 public shares were redeemed, or approximately 65% redemptions.

February 2019

Several businesses in the software as a service and cloud software industry: Bonfire Interactive Ltd., CityBase, Inc., eCivis Inc., Open Counter Enterprises Inc., Questica Inc. and Questica USCDN Inc., and Sherpa Government Solutions LLC.

In connection with the vote to approve such business combination, 11,073,040 public shares were redeemed, which, together with the shares redeemed in connection with the extension, totals approximately 86% redemptions.

			N/A. Acquired by GI Partners, a private equity firm, in July 2022.

Sponsor and promoter of GTY prior to its business combination; Chief Financial Officer from September 2016 to August 2019 and President in May 2019 and from September 2016 to February 2019; Vice Chairman of the board of GTY from February 2019 to July 2022.

dMY Technology Group, Inc. (“dMY I”)	February 2020 $230 million There was no vote held to extend the date by which dMY I must consummate a business combination because it consummated its initial business combination within 24 months from the closing of its initial public offering.	December 2020 Rush Street Interactive, Inc., an online casino and sports wagering company. In connection with the vote to approve such business combination, 485 public shares were redeemed, or less than 0.01% of the outstanding public shares.	$17.30	Sponsor and promoter of dMY I prior to its business combination; director of dMY I from September 2019 to December 2020 and director of Rush Street Interactive from December 2020 to June 2022.
dMY Technology Group, Inc. II (“dMY II”)	August 2020 $276 million There was no vote held to extend the date by which dMY II must consummate a business combination because it consummated its initial business combination within 24 months from the closing of its initial public offering.	April 2021 Genius Sports Group, a sports data company. In connection with the vote to approve such business combination, 1,296 public shares were redeemed, or less than 0.01% of the outstanding public shares.	$11.93	Sponsor and promoter of dMY II prior to its business combination; director of dMY II from June 2020 to April 2021 and director of Genius Sports from April 2021 to December 2022.

SPAC Name	IPO Date and Gross Proceeds	Business Combination Target and Closing Date	Current Trading Price(1)	Role of Sponsor and Mr. You
dMY Technology Group, Inc. III (“dMY III”)	November 2020 $300 million There was no vote held to extend the date by which dMY III must consummate a business combination because it consummated its initial business combination within 24 months from the closing of its initial public offering	October 2021 IonQ, Inc., a quantum computing business. In connection with the vote to approve such business combination, 954,523 public shares were redeemed, or approximately 3.2% of the outstanding public shares.	$62.94	Sponsor and promoter of dMY III prior to its business combination; director of dMY III from November 2020 to October 2021 and director of IonQ from October 2021 to February 2025.
dMY Technology Group, Inc. IV (“dMY IV”)	March 2021 $340 million There was no vote held to extend the date by which dMY IV must consummate a business combination because it consummated its initial business combination within 24 months from the closing of its initial public offering.	December 2021 Planet Labs PBC, an Earth observation and analysis company. In connection with the vote to approve such business combination, 702,522 public shares were redeemed, or approximately 2.0% of the outstanding public shares	$13.11	Sponsor and promoter of dMY IV prior to its business combination; director of dMY IV from December 2020 to December 2021 and director of Planet Labs from December 2021 to April 2023.
dMY Technology Group, Inc. VI (“dMY VI”)	October 2021 $241.5 million There was no vote held to extend the date by which dMY VI must consummate a business combination	Liquidated without completing a business combination.	N/A	Sponsor and promoter; co-chairman of the board from April 2021 to April 2023.
Coliseum Acquisition Corp. (“Coliseum”)	June 2021 $150,000,000 In June 2023, November 2023, September 2024 and December 2024, Coliseum held shareholder meetings to extend the date by which it must complete a business combination, and in connection therewith, 9,121,799 public shares, 3,001,840 public shares, 1,089,249 public shares, and 856,188 public shares were redeemed.	December 2024 Rain Enhancement Technologies, Inc., a business formed to develop, improve and commercialize ionization rainfall generation technology. In connection with the vote to approve such business combination, 505,207 public shares were redeemed. Together with the public shares submitted for redemption in connection with the extensions, approximately 97.16% of the public shares issued in Coliseum’s initial public offering were redeemed.	$4.97

Mr. You acquired (directly and indirectly) 70% of the founder shares and private placement warrants of Coliseum from its previous sponsor in June 2023, and became Chairman of the Board of Directors of Coliseum. Executive Chairman and director of Rain Enhancement Technologies Holdco, Inc. from December 2024 to present.

SPAC Name	IPO Date and Gross Proceeds	Business Combination Target and Closing Date	Current Trading Price(1)	Role of Sponsor and Mr. You
Berto Acquisition Corp. (“Berto”)	May 2025 $300,150,000 No votes have been held to extend the date by which Berto must consummate a business combination,	Searching for a target business.	$10.51	Sponsor and promoter of Berto; Executive Chairman from inception to present; Interim Chief Financial Officer from inception to June 2025.

____________

(1)      Reflects the closing price on NYSE or Nasdaq, as applicable, of the listed class of common stock on October 17, 2025.

Past performance by our management team, including with respect to GTY, dMY I, dMY II, dMY III, dMY IV, dMY VI, Coliseum and Berto, is not a guarantee of success with respect to the Business Combination with Horizon. You should not rely on the historical record of the performance of our management team or businesses associated with them, including GTY, dMY I, dMY II, dMY III, dMY IV, dMY VI, Coliseum and Berto as indicative of our future performance of an investment in DMY or Horizon or the returns we will, or are likely to, generate going forward.

For information about conflicts of interest with respect to the Sponsor, see “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and DMY’s Directors and Officers in the Business Combination”. For information about the compensation of the Sponsor and our officers and directors, see “Information About DMY — Executive and Director Compensation”. For information about the securities owned by the Sponsor, including transfer restrictions and required surrender and forfeitures, see “Beneficial Ownership of Securities” and “Certain Relationships and Related Persons Transactions”.

Q:     Did the DMY Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:     No, the DMY Board did not obtain a third-party valuation or fairness opinion with respect to the Aggregate Amalgamation Consideration to be paid by DMY in the Amalgamation pursuant to the Business Combination Agreement.

The officers and directors of DMY have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries, including the quantum computing industry, and the DMY Board concluded that this experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination and its terms. The factors and information considered by the DMY Board, as further described under the heading “Proposal No. 1 — The Business Combination Proposal — DMY Board’s Reasons for Approval of the Business Combination” below, included advice and sector experience provided by DMY’s financial advisor, Needham & Company, LLC (“Needham”), together with reference materials provided by Needham described under the heading “Proposal No. 1 — The Business Combination Proposal — Financial Advisor Reference Materials”. The lack of a third-party valuation or fairness opinion may lead an increased number of shareholders to vote against the proposed Business Combination or seek to redeem their Public Shares for cash, which could potentially impact DMY’s ability to consummate the Business Combination or adversely affect Holdco’s liquidity following the consummation of the Business Combination. The risks related to the DMY Board not obtaining a third-party valuation or fairness opinion or any similar report or appraisal in connection with the determination to approve the Business Combination are further described under the heading “Risks Related to the Business Combination” below, under the subheading “Neither the DMY Board nor any committee thereof obtained a third-party valuation or fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, you have no assurance from an independent source that the price DMY is paying for Horizon is fair to DMY — and, by extension, its securityholders — from a financial point of view.”

Q:     Has the announcement of the Business Combination affected the trading price of the DMY Class A Shares, DMY Units and DMY Warrants?

A:     On September 8, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, the closing price of the DMY Class A Shares on NYSE American was $12.03, the closing price of the DMY Units on NYSE American was $14.04, and the closing price of the DMY Warrants on NYSE

American was $0.94. As of October 17, 2025, the closing price of the DMY Class A Shares on OTCQB was $12.70, the closing price of the DMY Units on OTCID was $15.00, and the closing price of the DMY Warrants on OTCQB was $2.70.

Q:     Are there material differences between my rights as a DMY Shareholder and my rights as a Holdco Shareholder?

A:     Yes, there are certain material differences between your rights as a DMY Shareholder and your rights as a Holdco Shareholder. Please read the sections entitled “Description of Holdco Securities” and “Comparison of Corporate Governance and Shareholder Rights.”

Q:     Do I have redemption rights?

A:     If you are a holder of Public Shares, you have the right to demand that DMY redeem such shares for a pro rata portion of the cash held in DMY’s Trust Account (including interest earned on the Trust Account not previously released to DMY to pay its taxes, net of taxes payable). These rights to demand redemption of the Public Shares are sometimes referred to herein as “redemption rights.” In connection with DMY’s IPO, the Sponsor and DMY’s officers and directors entered into the Insider Letter with DMY, pursuant to which they agreed to waive their redemption rights with respect to their Founder Shares and any Public Shares held by them in connection with the completion of an initial business combination. Such redemption rights waiver was provided at the time of the DMY IPO without any separate consideration paid. Additionally, pursuant to the DMY Support Agreement, the Sponsor and each other Holder Founder Shares agreed not to redeem any DMY Common Stock held by them in connection with the Business Combination. Such redemption rights waiver was provided without any separate consideration paid in connection with providing such waiver.

The closing price of the DMY Class A Shares on [•], the Record Date, was $[•]. The cash held in the Trust Account on the Record Date was approximately $[•] million ($[•] per Public Share). Prior to exercising redemption rights, DMY Shareholders should verify the market price of the DMY Class A Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. DMY cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price, as there may not be sufficient liquidity in the DMY Class A Shares when Public Shareholders wish to sell their shares.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate or any other person with whom he, she or it is acting in concert or as a partnership, syndicate or other group, will be restricted from seeking redemption with respect to more than 15% of the issued and outstanding Public Shares. Accordingly, all Public Shares in excess of 15% held by a shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will not be redeemed.

Q:     Will my ability to exercise redemption rights be impacted by how I vote on the Business Combination Proposal?

A:     No. You may exercise your redemption rights irrespective of whether you vote your Public Shares for or against the Business Combination Proposal, the Advisory Organizational Documents Proposals, the Adjournment Proposal, or any other proposal described by this proxy statement/prospectus and regardless of whether you hold Public Shares on the Record Date. As a result, the Business Combination Agreement can be approved by shareholders who will redeem their Public Shares and no longer remain shareholders, leaving shareholders who choose not to redeem their Public Shares holding shares in a company with a less liquid trading market, fewer shareholders, less cash and the potential inability to meet the listing standards of Nasdaq.

Q:     How do I exercise my redemption rights?

A:     If you are a holder of Public Shares and wish to exercise your redemption rights, you must, prior to [•] Eastern Time, on [•] (two business days prior to the scheduled vote at the Special Meeting), (A) submit a written request to Continental that DMY redeem all or a portion of your Public Shares for cash, which request must include the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, and (B) tender or deliver your Public Shares (and share certificates (if any) and other redemption forms) to Continental physically or electronically using the DTC’s DWAC System. Any holder of Public Shares

(other than the Sponsor and the other Holders of Founder Shares) will be entitled to demand that such holder’s Public Shares be redeemed for a full pro rata portion of the amount then in the Trust Account (including interest earned on the Trust Account not previously released to DMY to pay its taxes, net of taxes payable) (which, for illustrative purposes, was approximately $[•], or $[•] per Public Share, as of [•], 2025).

Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the deadline for submitting redemption requests and thereafter, with DMY’s consent, until the Closing. If you tender or deliver your Public Shares (and share certificates (if any) and other redemption forms) for redemption to Continental and later decide to withdraw such request prior to the deadline for submitting redemption requests, you may request that Continental return the shares (physically or electronically). You may make such request by contacting Continental at the address listed at the end of this section.

Any written demand of redemption rights must be received by Continental prior to the redemption deadline. No demand for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to Continental prior to the deadline for submitting redemption requests.

If the redemption demand is properly made as described above, then, if the Business Combination is consummated, DMY will redeem these Public Shares for a pro rata portion of funds deposited in the Trust Account. If you exercise your redemption rights, then you will be exchanging your Public Shares for cash and will not be entitled to Holdco Class A Ordinary Shares upon consummation of the Business Combination.

Q:     I am a holder of DMY Units. Can I exercise redemption rights with respect to my DMY Units?

A:     No. Holders of issued and outstanding DMY Units must elect to separate the DMY Units into the underlying Public Shares and DMY Public Warrants prior to exercising redemption rights with respect to the Public Shares. If you hold your DMY Units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the DMY Units into the underlying Public Shares and DMY Public Warrants, or if you hold DMY Units registered in your own name, you must contact the Transfer Agent, directly and instruct them to do so. You are requested to cause your Public Shares to be separated and tendered or delivered to the Transfer Agent, along with the redemption forms by 5:00 p.m., Eastern Time, on [•] (two business days before the scheduled date of the Special Meeting) in order to exercise your redemption rights with respect to your Public Shares

Q:     I am a holder of DMY Public Warrants. Can I exercise redemption rights with respect to my DMY Public Warrants?

A:     No. Holders of DMY Public Warrants do not have redemption rights with respect to their DMY Public Warrants.

Holders of Public Shares who also hold DMY Public Warrants may elect to redeem their Public Shares, and still retain their DMY Public Warrants. The aggregate value of the 3,159,500 DMY Public Warrants based on the closing price for the DMY Public Warrants on OTCQB of $2.70 on October 17, 2025, was approximately $8.5 million. Public Shareholders who redeem their Public Shares may continue to hold any DMY Public Warrants that they owned prior to redemption, which will result in additional dilution to non-redeeming holders upon exercise of such DMY Public Warrants, if despite such redemptions, the Business Combination is consummated. For illustrative purposes, assuming the redemption of 1,169,293 Public Shares at $11.59 per share (calculated as of September 30, 2025), or approximately 50% of the outstanding Public Shares, and assuming each redeeming shareholder holds one-half of one DMY Public Warrant for each Public Share redeemed, representing the number of DMY Public Warrants initially included in the DMY Units, up to 584,646 DMY Public Warrants would be retained by redeeming shareholders (assuming the Business Combination occurred despite such redemptions, thereby permitting the exercise of DMY Public Warrants following the Closing) with an aggregate market value of approximately $1.6 million, based on the market price of $2.70 per DMY Public Warrant as of October 17, 2025. The actual market price of the DMY Public Warrants may be higher or lower on the date that DMY Public Warrant holders seek to sell such DMY Public Warrants. Additionally, DMY cannot assure the holders of DMY Public Warrants that they will be able to sell their DMY Public Warrants in the open market as there may not be sufficient liquidity in such securities when Warrant holders wish to sell their DMY Public Warrants. Accordingly, DMY cannot predict the ultimate value of the DMY Public Warrants following consummation of the Business Combination.

As indicated elsewhere in this proxy statement/prospectus, following the Closing, the outstanding Holdco Warrants will represent potential additional dilution to Holdco Shareholders. Accordingly, while the level of redemptions of Public Shares will not directly change the value of the Holdco Warrants because the Holdco

Warrants will remain outstanding regardless of the level of redemptions, as redemptions of Public Shares increase, the holder of Holdco Warrants following the Closing who exercises such Holdco Warrants will ultimately own a greater interest in Holdco because there would be fewer shares outstanding overall. The Holdco Warrants will become exercisable beginning 30 days after the Closing. For a discussion of the risks relating to warrant dilution, see “Risk Factors — Holdco Warrants will become exercisable for Holdco Class A Ordinary Shares, which would increase the number of shares eligible for future resale in the public market and result in dilution to shareholders. Such dilution will increase if more Public Shares are redeemed.”

Q:     How do the Holdco Public Warrants differ from the Holdco Private Warrants and what are the related risks for any Holdco Public Warrant holders after the Business Combination?

A:     The Holdco Public Warrants are identical to the Holdco Private Warrants in their respective material terms and provisions, except that the Holdco Placement Warrants will not be redeemable by Holdco so long as they are held by the Sponsor or any of its permitted transferees. If the Holdco Private Warrants are held by holders other than the Sponsor or any of its permitted transferees, they will be redeemable by Holdco and exercisable by the holders on the same basis as the Holdco Public Warrants. The Sponsor has agreed not to transfer, assign or sell any of the Holdco Private Warrants until 30 days after the consummation of the Business Combination. The aforementioned terms of the Holdco Private Warrants are detailed in the Warrant Agreement and are not expected to be modified as a result of the Business Combination.

Following the consummation of the Business Combination, Holdco has the ability to redeem the outstanding Holdco Public Warrants for cash at any time after they become exercisable and prior to their expiration, in whole and not in part, at a price of $0.01 per Holdco Public Warrant, upon a minimum of 30 days’ prior written notice of redemption to each warrant holder, if, among other things, the closing price of Holdco Class A Ordinary Shares is equal to or exceeds $18.00 per share (as adjusted for sub share sub divisions, share capitalizations, reorganizations, recapitalization and the like) for any 20 trading days within a 30-trading day period ending three business days prior to the date on which Holdco sends the notice of redemption to warrant holders. The value received upon redemption of the Holdco Public Warrants (i) may be less than the value the holders would have received if they have exercised their Holdco Public Warrants at a later time when the underlying share price is higher and (ii) may not compensate the holders for the value of the Holdco Public Warrants.

In addition, Holdco will have the ability to redeem the outstanding Holdco Public Warrants at any time after they become exercisable and prior to their expiration, in whole and not in part, at a price of $0.10 per warrant, upon a minimum of 30 days’ prior written notice of redemption to each warrant holder, if, among other things, the last reported sale price of the Holdco Class A Ordinary Shares equals or exceeds $10.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days prior to the date on which Holdco sends the notice of redemption to the warrant holders. In such a case, the holders will be able to exercise their Holdco Public Warrants on a cashless basis prior to redemption for a number of Holdco Class A Ordinary Shares determined based on the redemption date and the fair market value of the Holdco Class A Ordinary Shares. Such redemption may occur at a time when the Holdco Public Warrants are “out-of-the-money”, in which case warrant holders would lose any potential embedded value from a subsequent increase in the value of Holdco Class A Ordinary Shares had the Holdco Public Warrants remained outstanding. For more information, see “Description of Holdco’s Securities — Warrants — Public Warrants”.

In the event that Holdco determines to redeem the Holdco Public Warrants pursuant to the Warrant Agreement, Holdco will fix a date for the redemption. Notice of redemption will be mailed by first class mail, postage prepaid, by Holdco not less than thirty (30) days prior to the redemption date to the registered holders of the Holdco Public Warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner herein provided will be conclusively presumed to have been duly given whether or not the registered holder received such notice.

Q:     What are the U.S. federal income tax consequences of the SPAC Merger to U.S. investors of DMY Class A Shares and DMY Public Warrants?

A:     As described more fully under the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences to U.S. Holders of the SPAC Merger,” the parties to the Business Combination Agreement intend that the SPAC Merger qualifies as part of a transaction described under Section 351(a) of the

U.S. Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”). However, this intended treatment is not free from doubt, and no assurance can be given that the U.S. Internal Revenue Service (the “IRS”) would not assert, or that a court would not sustain, a contrary position. Subject to the qualifications, assumptions and limitations set forth under the section entitled “Material U.S. Federal Income Tax Considerations,” including the discussion therein regarding the potential application of Section 367(a) of the U.S. Tax Code to the SPAC Merger, and in the U.S. federal income tax opinion filed as Exhibit 8.2, and based on customary tax representations obtained from DMY, Holdco and Horizon, it is the opinion of White & Case LLP, counsel to DMY, that the SPAC Merger should qualify as part of a Section 351 Transaction.

Section 367(a) of the U.S. Tax Code and the Treasury regulations promulgated thereunder, in certain circumstances, may impose additional requirements for certain U.S. Holders (as defined in the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders”) to qualify for tax-deferred treatment with respect to the exchange of DMY Class A Shares for Holdco Class A Ordinary Shares in the SPAC Merger under Section 351(a) of the U.S. Tax Code.

If the SPAC Merger qualifies as part of a transaction described under Section 351(a) of the U.S. Tax Code, then, subject to the potential application of Section 367(a) of the U.S. Tax Code, a U.S. Holder that does not own any DMY Public Warrants generally would not recognize any gain or loss for U.S. federal income tax purposes as a result of the exchange of such U.S. Holder’s DMY Class A Shares for Holdco Class A Ordinary Shares.

The appropriate U.S. federal income tax treatment of the automatic conversion of DMY Public Warrants to Holdco Public Warrants upon the SPAC Merger is uncertain. It is possible that a U.S. Holder of DMY Public Warrants could be treated as exchanging such DMY Public Warrants for new warrants (i.e., Holdco Public Warrants). If so treated, a U.S. Holder could be required to recognize gain or loss in such deemed exchange in an amount equal to the difference between the fair market value of the Holdco Public Warrants held by such U.S. Holder immediately following the SPAC Merger and the adjusted tax basis of the DMY Public Warrants held by such U.S. Holder immediately prior to the Business Combination. Alternatively, it is also possible that a U.S. Holder of DMY Public Warrants could be treated as transferring its DMY Public Warrants and DMY Class A Shares to Holdco for Holdco Class A Ordinary Shares and Holdco Public Warrants in an exchange governed only by Section 351 of the U.S. Tax Code. If so treated, a U.S. Holder should be required to recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such U.S. Holder (generally, the excess of (x) the sum of the fair market values of the Holdco Public Warrants treated as received by such U.S. Holder and the Holdco Class A Ordinary Shares ordinary shares received by such U.S. Holder over (y) such U.S. Holder’s aggregate adjusted tax basis in the DMY Public Warrants and DMY Class A Shares treated as having been exchanged therefor) and (ii) the fair market value of the Holdco Public Warrants treated as having been received by such U.S. Holder in such exchange.

It is also possible that the SPAC Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the U.S. Tax Code (a “Section 368(a) Reorganization”). In that case, subject to the potential application of Section 367(a) of the U.S. Tax Code, U.S. Holders of DMY Class A Shares and DMY Public Warrants generally would not recognize gain or loss for U.S. federal income tax purposes as a result of the SPAC Merger. However, there are significant factual and legal uncertainties as to whether the SPAC Merger could qualify as a Section 368(a) Reorganization. If you are a U.S. Holder of DMY Class A Shares and/or DMY Public Warrants, you are urged to consult your tax advisor to determine the tax consequences of the Business Combination (including the SPAC Merger) to you.

For a more detailed discussion of the U.S. federal income tax considerations of the SPAC Merger for U.S. Holders of DMY Class A Shares and DMY Public Warrants, including the application of Section 367(a) of the U.S. Tax Code, see the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences to U.S. Holders of the SPAC Merger.”

The summary above is qualified in its entirety by the more detailed discussion provided in the section entitled “Material U.S. Federal Income Tax Considerations.”

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     The U.S. federal income tax consequences of exercising your redemption rights with respect to your DMY Class A Shares depends on your particular circumstances. Please see the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences to U.S. Holders of Exercising Redemption Rights” or “Material U.S. Federal Income Tax Considerations — Non-U.S. Holders — Tax Consequences to Non-U.S. Holders of Exercising Redemption Rights” for additional information. You are urged to consult your tax advisors regarding the tax consequences of exercising your redemption rights.

Q:     Do I have appraisal rights if I object to the proposed Business Combination?

A:     No. Neither Public Shareholders nor DMY warrant holders have appraisal rights in connection with the Business Combination. See the section entitled “Appraisal Rights” for more information.

Q:     What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:     As of [•], the Record Date, there was approximately $[•] million in the Trust Account. Upon consummation of the Business Combination, the funds in the Trust Account will be used to pay holders of the Public Shares who properly exercise redemption rights, to fund Holdco’s or its subsidiaries’ working capital, growth and general corporate purposes and to pay fees and expenses incurred in connection with the Business Combination.

Q:     What underwriting and placement agency fees are payable in connection with the Business Combination?

A:     Pursuant to the Underwriting Agreement, dated September 29, 2022 (the “Underwriting Agreement”), by and between DMY and Needham, Needham received an underwriting discount of $0.14 per DMY Unit, or $884,660 in the aggregate, paid upon the closing of the DMY IPO (the “Upfront Discount”). In addition, Needham is entitled to a deferred underwriting discount of $0.35 per DMY Unit, or $2,211,650 in the aggregate (the “Deferred Discount”). The Deferred Discount will become payable from the amounts held in the Trust Account solely in the event that DMY completes a business combination, subject to the terms of the Underwriting Agreement.

The following table illustrates the effective underwriting discount on a percentage basis for Public Shares at each redemption level identified below:

	No Additional Redemptions Scenario	25% Redemptions Scenario	50% Redemptions Scenario	75% Redemptions Scenario	100% Redemptions Scenario
Unredeemed Public Shares(1)	2,338,586	1,753,939	1,169,293	584,646	0
Trust Proceeds to Holdco(2)	$27,106,900	$20,330,175	$13,553,450	$6,776,725	$0
Upfront Discount	$884,660	$884,660	$884,660	$884,660	$884,660
Deferred Discount	$2,211,650	$2,211,650	$2,211,650	$2,211,650	$2,211,650
Total Discount	$3,096,310	$3,096,310	$3,096,310	$3,096,310	$3,096,310
Total %	11.4%	15.2%	22.8%	45.7%	NM	%

____________

(1)      Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios. This amount reflects the assumed redemption of (i) 0 shares under the No Additional Redemptions Scenario, (ii) 584,646 shares under the 25% Redemptions Scenario, (iii) 1,169,293 shares under the 50% Redemptions Scenario, (iv) 1,753,939 shares under the 75% Redemptions Scenario, and (v) 2,338,586 shares under the 100% Redemptions Scenario.

(2)      Represents the product of (i) Unredeemed Public Shares and (ii) the assumed Redemption Price. Uses approximately $11.59 as the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of September 30, 2025.

Additionally, Needham was engaged by DMY on August 14, 2025 to act as financial advisor to DMY in connection with the Business Combination and as DMY’s placement agent in connection with the proposed PIPE Investment. For such services, Needham will receive additional fees. Such fees are described in the section entitled “Proposal No. 1 — The Business Combination Proposal — Certain Engagements in Connection with the Business Combination.”

Q:     What happens if the Business Combination is not consummated?

A:     If DMY does not complete the Business Combination for whatever reason, DMY would search for another target business with which to complete a Business Combination. If DMY does not complete the Business Combination with Horizon or another initial business combination by the end of the Combination Period, DMY will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem one hundred percent (100%) of the Public Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to DMY to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Public Shares, which redemption will completely extinguish rights of the Public Shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of DMY’s remaining shareholders and the DMY Board, in accordance with applicable law, dissolve and liquidate, subject in each case to DMY’s obligations under the MBCA to provide for claims of creditors and other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to DMY Public Warrants or DMY Private Warrants if DMY fails to complete its initial business combination before the end of the Combination Period. The Sponsor and DMY’s officers and directors have no rights to liquidating distributions from the Trust Account with respect to any Founder Shares and any Public Shares held by them if DMY fails to complete an initial business combination within the Combination Period, although they will be entitled to liquidating distributions from assets outside the Trust Account.

Q:     What interests do the Sponsor and DMY’s officers and directors have in the Business Combination?

A:     The Sponsor and DMY’s officers and directors have interests in the Business Combination that are different from or in addition to (and which may conflict with) the interests of unaffiliated DMY Shareholders. Further, DMY’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section titled “Information Related to DMY — Conflicts of Interest”. We believe there were no such opportunities that were not presented as a result of the existing fiduciary or contractual obligations of our officers and directors to other entities. The DMY Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to our shareholders that they vote in favor of the proposals to be presented at the Special Meeting, including the Business Combination Proposal. DMY Shareholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Business Combination Proposal. These interests include, among other things:

•        the fact that the Sponsor holds 1,163,484 Founder Shares which were initially purchased for an aggregate of $25,000, and such shares will have a significantly higher value at the time of the Business Combination. At the Closing, the Sponsor will hold an aggregate of 1,163,484 Holdco Class A Ordinary Shares issued upon the conversion of such Founder Shares, which if unrestricted and freely tradeable, would be valued at approximately $14.8 million, based on the $12.70 closing price of the DMY Class A Shares on OTCQB on October 17, 2025. However, given that such Holdco Class A Ordinary Shares will be subject to a lock-up described elsewhere in this proxy statement/prospectus, DMY believes such shares have less value;

•        the fact that, as a result of the low purchase price paid for the Founder Shares, if the Business Combination is completed, the Sponsor is likely to be able to make a substantial profit on its investment even at a time when the Holdco Class A Ordinary Shares have lost significant value. Accordingly, the economic interests of the Sponsor diverge from the economic interests of Public Shareholders because the Sponsor will realize a gain on its investment from the completion of any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share;

•        the fact that the Sponsor holds 2,884,660 DMY Private Warrants, initially purchased for $1.00 per DMY Private Warrant, or $2,884,660 in the aggregate, in a private placement that occurred simultaneously with the closing of the DMY IPO; such warrants will automatically be assumed by Holdco at the effective time of the SPAC Merger and will become Holdco Private Warrants exercisable for 2,884,660 Holdco

Class A Ordinary Shares at an initial exercise price of $11.50 per share. DMY estimates that, at the Closing, if unrestricted and freely tradeable, such Holdco Warrants would be valued at approximately $7.8 million, based on the $2.70 closing price of the DMY Public Warrants on OTCQB on October 17, 2025. However, given that such Holdco Warrants will be subject to a lock-up described elsewhere in this proxy statement/prospectus, DMY believes such warrants have less value;

•        the fact that Sponsor and has waived its right to redeem any DMY Common Stock held by it in connection with the shareholder vote to approve the Business Combination;

•        the fact that, if DMY were to liquidate rather than complete an initial business combination, the Sponsor will lose its entire investment in DMY, which totals approximately $6,437,807 as of the date of this proxy statement/prospectus, comprising the $25,000 purchase price for the Founder Shares, the $2,884,660 purchase price for the DMY Private Warrants purchased by Sponsor in a private placement concurrently with the DMY IPO, the $947,850 Overfunding Loan, an aggregate of $1,091,667 of Contributions for Extensions to the Combination Period, up to $1.5 million of which may be converted into Holdco Private Warrants or repaid in cash at the Closing, and $1,688,630 of other loans, advances, and out-of-pocket expenses. However, if DMY fails to consummate a business combination within the Combination Period and liquidates, such loans will not be converted into warrants and any loans, advances, and out-of-pocket expenses will only be repaid to the extent of any cash outside of the Trust Account. The potential loss of this investment may have incentivized Sponsor and its affiliates to pursue a business combination transaction on unfavorable terms in order to avoid a liquidation;

•        the fact that, if the Trust Account is liquidated, including in the event DMY is unable to complete an initial business combination within the Combination Period, the Sponsor has agreed that it will be liable to DMY if and to the extent any claims by a third party for services rendered or products sold to DMY, or a prospective target business with which DMY has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.15 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.15 per Public Share due to reductions in the value of the trust assets, less taxes payable and up to $100,000 of interest to pay dissolution expenses; provided that such obligation will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable), any claims by DMY’s independent registered public accounting firm, or any claims under the indemnity of the underwriters of the DMY IPO against certain liabilities, including liabilities under the Securities Act;

•        the fact that Harry You, DMY’s Chairman, Chief Executive Officer, and Chief Financial Officer and an affiliate of the Sponsor, is expected to be a director of Holdco after the Closing. As such, in the future, Mr. You may receive fees for his service as a director, which may consist of cash or stock-based awards, and any other remuneration that the Holdco Board determines to pay to its non-employee directors;

•        the fact that, pursuant to the Registration Rights Agreement, the Sponsor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Holdco Ordinary Shares and Holdco Warrants held by it following the consummation of the Business Combination. DMY estimates that the Sponsor will hold an aggregate of 1,163,484 Holdco Class A Ordinary Shares, 2,884,660 Holdco Warrants, and 2,884,660 Holdco Class A Ordinary Shares underlying Holdco Warrants subject to registration rights;

•        the fact that each of DMY’s directors, other than Harry You, will receive $100,000 in cash as compensation for director services upon the earlier of the Closing or DMY’s liquidation. Although such directors are entitled to receive such compensation even if DMY does not consummate an initial business combination before the end of the Combination Period and liquidates, such persons will not have any claim against the Trust Account for such payments. Accordingly, in the event that DMY liquidates, DMY may be unable to pay such director fees;

•        the fact that Holdco and Horizon agreed to enter into the Sponsor Indemnification Agreement with Sponsor at the Closing, pursuant to which Holdco and Horizon will indemnify, exonerate and hold harmless Sponsor and the Sponsor Indemnified Persons from and against any and all Sponsor Indemnified

Liabilities arising out of or relating to any pending or threatened action, cause of action, suit, litigation, investigation, proceeding, inquiry, arbitration or claim against any of them or in which any of them may be a participant or may otherwise be involved (including as a witness) that arise out of or relates to DMY’s operations or conduct of its business, the Business Combination, and/or any claim against the Sponsor and/or a Sponsor Indemnified Person alleging any expressed or implied management, control or endorsement of any activities of DMY, or any express or implied association with Holdco, Horizon, or DMY, or any of their respective affiliates. The Sponsor Indemnification Agreement will not however apply to claims arising primarily out of (a) any breach by such Sponsor Indemnified Person of any other agreement between such Sponsor Indemnified Person, on the one hand, and Horizon, Holdco or DMY or any of their respective subsidiaries, on the other hand, or (b) the willful misconduct, gross negligence or bad faith of such Sponsor Indemnified Person; and

•        the continued indemnification of former and current directors and officers of DMY and the continuation of directors’ and officer’s liability insurance after the Business Combination.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Massachusetts law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to DMY, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About DMY — Conflicts of Interest.”

Q:     What interests do the Horizon directors and officers have in the Business Combination?

A:     Horizon’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of the DMY Shareholders generally. These interests include, among other things, the interests listed below:

•        Management Following the Business Combination.    As described in the section of this proxy statement/prospectus titled “Management of Holdco Following the Business Combination,” Chief Executive Officer and Chairman of Horizon’s Board, Dr. Joseph Fitzsimons, and Chief Financial Officer Gregory Gould are expected to hold these respective positions with Holdco upon the Closing.

•        Compensation and Benefits.    As described in the section of this proxy statement/prospectus titled “Horizon Executive and Director Compensation,” certain members of the Horizon Board and Horizon’s executive officers are entitled to or are expected to receive, compensation and benefits in connection with their service to Horizon and Holdco.

•        Limitations of Liability, Indemnification and Insurance.    The Horizon Constitution contains and the Holdco A&R Constitution will contain indemnification obligations pursuant to which Horizon’s directors and executive officers are indemnified against all costs, charges, losses, expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Horizon. Horizon believes that the Horizon Constitution and Holdco A&R Constitution provisions are necessary to attract and retain qualified persons as directors and officers. For a discussion of the indemnification and insurance provisions related to Horizon directors and officers under the Business Combination Agreement, please see the section of this proxy statement/prospectus titled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Directors’ and Officers’ Indemnification and Insurance.”

•        Ownership Interests.    As of October 17, 2025, the Horizon Founder beneficially owned, in the aggregate, 8,108,696 Horizon Shares, or approximately 50.6% of the issued and outstanding Horizon Shares. The Horizon Founder will be issued 20,242,712 Holdco Class B Ordinary Shares upon the Closing, each with the right to three (3) votes per share. Upon the closing of the Business Combination, under the No Additional Redemptions Scenario, the Horizon Founder will control approximately 69.1% of the aggregate voting power of Holdco.

Q:     What conditions must be satisfied to complete the Business Combination?

A:     Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain closing conditions of the respective parties, including, without limitation: (i) Aggregate Closing Cash equaling or exceeding the sum of transaction expenses (estimated to be $17 million) plus requisite working capital of $45 million, for a total estimated requirement of $62 million; (ii) the Holdco Class A Ordinary Shares to be issued in connection with the Business Combination having been approved for listing on the Stock Exchange, subject to official notice of issuance; (iii) this registration statement having been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of this registration statement being in effect, and no proceedings for purposes of suspending the effectiveness of this registration statement having been initiated or threatened in writing by the SEC; and (iv) the DMY Shareholder Approval and Horizon Shareholder Approval having been obtained. The Minimum Cash Condition described above is for the benefit of Horizon only and is subject to waiver by Horizon. Conditions (ii) through (iv) above are for the benefit of both DMY and Horizon and are subject to waiver by both of DMY and Horizon. For more information, see “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing.”

Q:     When do you expect the Business Combination to be completed?

A:     It is currently expected that the Business Combination will be consummated in the first quarter of 2026. This date depends, among other things, on the approval of the proposals to be put to DMY Shareholders at the Special Meeting. However, such meeting could be adjourned if the Adjournment Proposal is adopted by DMY’s shareholders at the Special Meeting and DMY elects to adjourn the Special Meeting to a later date or dates in accordance with such proposal. If the Adjournment Proposal is not approved, and a quorum is present, the DMY Board will not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes or take other steps to cause the conditions to the Business Combination to be satisfied, for example. In such event, the Business Combination would not be completed. For a description of the conditions for the completion of the Business Combination, see “Proposal No. 1 — The Business Combination Proposal.”

Q:     Following the Business Combination, will DMY’s securities continue to trade on a stock exchange?

A:     No. DMY anticipates that, following consummation of the Business Combination, the DMY Units will automatically separate into their component parts, the DMY Class A Shares will be exchanged for Holdco Class A Ordinary Shares, the DMY Warrants will automatically become Holdco Warrants, and DMY will deregister its securities under the Exchange Act. Holdco intends to apply to list the Holdco Class A Ordinary Shares and Holdco Warrants on Nasdaq under the symbols “HQ” and “HQW,” respectively, upon the Closing. It is a condition to Horizon’s and DMY’s obligations to consummate the Business Combination that the Holdco Class A Ordinary Shares to be issued in connection with the Business Combination Agreement is approved for listing on the Stock Exchange, subject only to official notice of issuance. DMY and Horizon believe that Holdco will satisfy the initial listing requirements of Nasdaq at the Closing, but there can be no assurance such listing condition will be met. If such listing condition is not met, the Business Combination may not be consummated unless such condition is waived by Horizon and DMY. The Stock Exchange listing condition may be waived by Horizon and DMY at any time prior to the Closing, including after the deadline for submitting redemption requests or the Special Meeting. If Horizon and DMY waive such condition, DMY intends to file a Current Report on Form 8-K within four business days of such event, however you should know that given such timing you may not be notified before the deadline for submitting redemption requests or the Special Meeting.

It is important for you to consider that, at the time of the deadline for submitting redemption requests or the Special Meeting, Holdco may not have received from the Nasdaq either confirmation of the listing of the Holdco Class A Ordinary Shares and Holdco Warrants or confirmation that approval will be obtained prior to the consummation of the Business Combination, and you will not be notified prior to the deadline for submitting redemption requests or the Special Meeting if Holdco has not yet received such approval or confirmation. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without knowing whether the Holdco Class A Ordinary Shares and Holdco Warrants will be listed on Nasdaq or another securities exchange and, further, it is possible that such listing may never be achieved and the Business Combination could still be consummated if such condition is waived. Please see the subsection entitled “The Business Combination — Listing of Holdco Securities on Nasdaq” for additional information.

Q:     What do I need to do now?

A:     DMY urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a DMY Shareholder. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:     Who is entitled to vote at the Special Meeting?

A:     DMY has fixed [•] as the Record Date for the Special Meeting. If you were a shareholder of DMY at the close of business on the Record Date, you are entitled to vote on matters that come before the Special Meeting. However, a shareholder may only vote his, her or its shares if he, she or it is present in person or is represented by proxy at the Special Meeting.

Q:     How many votes do I have?

A:     DMY’s shareholders are entitled to one vote at the Special Meeting for each share of DMY Common Stock held of record as of the Record Date. As of the close of business on the Record Date for the Special Meeting, there were [•] shares of DMY Common Stock issued and outstanding, of which [•] were Public Shares.

Q:     How do I vote?

A:     The Special Meeting will be held at [•] a.m., Eastern Time, on [•]. The Special Meeting will be a virtual meeting conducted via live webcast at [•].

If you are a holder of record of DMY Common Stock on the Record Date, you may vote at the Special Meeting or by submitting a proxy for the Special Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. Any shareholder wishing to attend the meeting should register for the Special Meeting by 5:00 p.m., Eastern Time, on [•], by contacting [•] using one of the contact methods set forth below under the question “Who can help answer my questions?”.

Q:     If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:     No. Your broker, bank or nominee cannot vote your shares unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

Q:     What constitutes a quorum?

A:     A quorum of DMY’s shareholders is necessary to hold a valid meeting. A quorum for the Special Meeting will consist of the holders present in person or by proxy of shares of outstanding DMY capital stock representing a majority of the voting power of all outstanding shares of DMY capital stock entitled to vote at the Special Meeting. The Founder Shares will count towards this quorum. There are [•] shares of DMY Common Stock outstanding as of the Record Date, and therefore, as of the Record Date for the Special Meeting, [•] shares of DMY Common Stock would be required to achieve a quorum.

Q:     What vote is required to approve each proposal at the Special Meeting?

A:     The following votes are required for each proposal at the Special Meeting:

•        Business Combination Proposal:    Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by the holders of shares of DMY Common Stock at the Special Meeting.

•        Advisory Organizational Documents Proposals:    Approval of each Advisory Organizational Documents Proposal requires the affirmative vote of a majority of the shares of DMY Common Stock entitled to vote thereon. The shareholder votes regarding these proposals are advisory in nature, and are not binding on DMY, the DMY Board, Horizon, Holdco or the Holdco Board.

•        Adjournment Proposal:    Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the holders of shares of DMY Common Stock at the Special Meeting.

As of the date hereof, the Sponsor and other Holders of Founder Shares collectively own approximately 40.3% of the issued and outstanding DMY Common Stock. The Sponsor and other Holders of Founder Shares have agreed to vote all DMY Common Stock they own in favor of all of the proposals being presented at the Special Meeting. The existence of financial and personal interests of one or more of DMY’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of DMY and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and DMY’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section of this proxy statement/prospectus entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and DMY’s Directors and Officers in the Business Combination”.

The Business Combination was not structured to require the approval of at least a majority of DMY’s unaffiliated shareholders because such a vote is not required under Massachusetts law.

Q:     What happens if a substantial number of the Public Shareholders vote in favor of the proposals herein and exercise their redemption rights?

A:     Public Shareholders are not required to vote in respect of the Business Combination Proposal in order to exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of Public Shareholders are reduced as a result of redemptions by Public Shareholders.

In the event of significant redemptions, with fewer Public Shares and Public Shareholders, the trading market for Holdco Class A Ordinary Shares may be less liquid than the market for DMY Class A Shares was prior to the Business Combination, and Holdco may not be able to meet the listing standards for Nasdaq or another national securities exchange. If the net proceeds of the Business Combination are less than Horizon anticipates, including as a result of redemptions of Public Shares, and the Minimum Cash Condition is waived by Horizon, Horizon may need to make adjustments to its business plans in light of available capital resources and Horizon may need to seek additional funds earlier than Horizon anticipates. See “Risk Factors — Risks Related to Horizon — We will require a significant amount of cash as we invest in ongoing research and development and business operations. Additionally, we may need additional capital sooner than anticipated to pursue our business objectives, respond to business opportunities, challenges or unforeseen circumstances and we cannot be sure that additional financing will be available. If we are unable to raise additional funding when needed, we may be required to delay, limit or substantially reduce our development efforts.”

The table below presents the Trust Account value per share to a Public Shareholder that elects not to redeem its shares across a range of varying redemptions scenarios. This Trust Account value per share includes the per share cost of the Deferred Discount.

As of September 30, 2025
Trust Account Value	$27,106,900
Total Public Shares	2,338,586
Total Account Value per Public Share	$11.59

	No Additional Redemptions Scenario(1)	25% Redemptions Scenario(2)	50% Redemptions Scenario(3)	75% Redemptions Scenario(4)	100% Redemptions Scenario(5)
Redemptions	$—	$(6,776,725)	$(13,553,450)	$(20,330,175)		$(27,106,900)
Redemptions, shares	—	(584,646)	(1,169,293)	(1,753,939)		(2,338,586)
Deferred Discount	$(2,211,650)	$(2,211,650)	$(2,211,650)	$(2,211,650)		$(2,211,650)
Cash left in Trust Account Post Redemptions Less Deferred Discount	$24,895,250	$18,118,525	$11,341,800	$4,565,075		$(2,211,650)
Public Shares post-redemptions	2,338,586	1,753,939	1,169,293	584,646		0
Remaining Trust Proceeds Per Public Share	$10.65	$10.33	$9.70	$7.81	$	N/A

____________

(1)      This scenario assumes that no Public Shares are redeemed. This scenario also assumes payment of the Deferred Discount of approximately $2.2 million using the funds in the Trust Account.

(2)      This scenario assumes that 584,646 Public Shares, or approximately 25% of the Public Shares subject to redemption, are redeemed for an aggregate payment of approximately $6.8 million (based on the estimated per-share Redemption Price of approximately $11.59 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemptions scenario that could occur. This scenario also assumes payment of the Deferred Discount of approximately $2.2 million using the funds in the Trust Account.

(3)      This scenario assumes that 1,169,293 Public Shares, or approximately 50% of the Public Shares subject to redemption, are redeemed for an aggregate payment of approximately $13.6 million (based on the estimated per-share Redemption Price of approximately $11.59 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemptions scenario that could occur. This scenario also assumes payment of the Deferred Discount of approximately $2.2 million using the funds in the Trust Account.

(3)      This scenario assumes that 1,753,939 Public Shares, or 75% of the Public Shares subject to redemption, are redeemed for an aggregate payment of approximately $20.3 million (based on the estimated per-share Redemption Price of approximately $11.59 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemptions scenario that could occur. This scenario also assumes payment of the Deferred Discount of approximately $2.2 million using the funds in the Trust Account.

(4)      This scenario assumes that 2,338,586 Public Shares, or 100% of the Public Shares subject to redemption, are redeemed for an aggregate payment of approximately $27.1 million (based on the estimated per-share Redemption Price of approximately $11.59 per share) from the Trust Account based on funds in the Trust Account as of September 30, 2025, which is a redemptions scenario that could occur. This scenario also assumes payment of the Deferred Discount of approximately $2.2 million using the funds in the Trust Account.

Q:     Can I vote at the Special if I sell my DMY Class A Shares before the Special Meeting?

A:     The Record Date for the Special Meeting is earlier than the date of the Special Meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your DMY Class A Shares after the applicable Record Date, but before the Special Meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the Special Meeting.

Q:     May I change my vote after I have mailed my signed proxy card?

A:     Yes. Shareholders may send a later-dated, signed proxy card to [•] at the address set forth at the end of this section, so that it is received prior to the vote at the Special Meeting, or attend the Special Meeting in person and vote. Shareholders also may revoke their proxy by sending a notice of revocation to DMY’s Chief Executive Officer, which must be received prior to the vote at the Special Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Q:     What happens if I fail to take any action with respect to the Special Meeting?

A:     If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by shareholders and consummated, you will become a shareholder of Holdco and/or your DMY Warrants will be assumed by Holdco and will become Holdco Warrants. However, if you fail to take any action with respect to the Special Meeting, you will nonetheless be able to elect to redeem your Public Shares in connection with the

Business Combination, provided you follow the instructions in this proxy statement/prospectus for redeeming your shares. If you fail to take any action with respect to the Special Meeting and the Business Combination Proposal is not approved, you will continue to be a shareholder of DMY.

Q:     What should I do with my share certificates and/or warrant certificates?

A:     Those shareholders who do not elect to have their DMY Class A Shares redeemed for their pro rata share of the funds in the Trust Account should not submit their share certificates now. After the consummation of the Business Combination, Holdco will send instructions to DMY Shareholders regarding the exchange of their DMY Class A Shares for Holdco Class A Ordinary Shares. DMY Shareholders who exercise their redemption rights must deliver their share certificates to the Transfer Agent (either physically or electronically) prior to the deadline for submitting redemption requests described above.

Upon consummation of the Business Combination, the DMY Warrants, by their terms, will be assumed by Holdco and thereby entitle holders to purchase Holdco Class A Ordinary Shares (and not DMY Class A Shares) on the same terms as your DMY Warrants. Therefore, Warrant holders need not deliver their DMY Warrants to DMY or Holdco at that time.

Q:     What should I do if I receive more than one set of voting materials?

A:     Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your DMY Common Stock.

Q:     What is the recommendation of the DMY Board?

A:     The DMY Board believes that the Business Combination Proposal and the other proposals to be presented at the Special Meeting are fair, advisable, and in the best interests of DMY’s shareholders and recommends that DMY Shareholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of each of the Advisory Organizational Documents Proposals, and “FOR” the approval of the Adjournment Proposal, if presented.

The existence of financial and personal interests of one or more of DMY’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of DMY and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and DMY’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — Interests of Sponsor and Directors and Officers in the Business Combination”.

Q:     How do the Sponsor and DMY’s officers and directors intend to vote?

A:     The Sponsor and DMY’s officers and directors have agreed to vote in favor of all the proposals being presented at the Special Meeting. No consideration has been or will be paid by DMY, Horizon or Holdco to the Sponsor or other Holders of Founder Shares in connection with such agreements. The Sponsor and other Holders of Founder Shares collectively own approximately 40.3% of the issued and outstanding DMY Common Stock.

The existence of financial and personal interests of one or more of DMY’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of DMY and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and DMY’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See “Proposal No. 1 — The Business Combination Proposal — Interests of Sponsor and Directors and Officers in the Business Combination”.

Q:     Do the Sponsor and DMY’s officers and directors expect to purchase Public Shares or DMY Public Warrants from Public Shareholders or take other actions to incentivize non-redemption?

A:     The Sponsor and DMY’s officers and directors do not have any plans at this time to purchase Public Shares or DMY Public Warrants from Public Shareholders or to take any other actions to incentivize non-redemption. However, at any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding DMY or its securities, the Sponsor and DMY’s officers and directors or their affiliates may purchase Public Shares or DMY Public Warrants in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares or DMY Public Warrants that such persons may purchase in such transactions, subject to compliance with applicable law and Stock Exchange rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares or DMY Public Warrants in such transactions. Such purchases of Public Shares may include a contractual acknowledgment that such shareholder, although still the record holder of DMY’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor and DMY’s officers and directors or their affiliates purchase Public Shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such transaction could be to increase the likelihood of obtaining shareholder approval of the Business Combination, reduce the number of outstanding DMY Public Warrants, or satisfy the Minimum Cash Condition, where it appears that such requirement would otherwise not be met. DMY expects any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of DMY Class A Shares and DMY Public Warrants and the number of beneficial holders of DMY Class A Shares and DMY Public Warrants may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of DMY’s securities on the OTC Markets.

In the event the Sponsor and DMY’s officers and directors or their affiliates were to purchase Public Shares or DMY Public Warrants from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act. To the extent that the Sponsor and DMY’s officers and directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination. See “Business Combination — Potential Purchases of Public Shares or Public Warrants” for more information.

Q:     Who will solicit and pay the costs of soliciting proxies for the Special Meeting?

A:     DMY will pay the cost of soliciting proxies for the Special Meeting. DMY has engaged [•] to assist in the solicitation of proxies for the Special Meeting. DMY has agreed to pay [•] a fee of $[•], plus disbursements. DMY will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of DMY Class A Shares for their expenses in forwarding soliciting materials to beneficial owners of DMY Class A Shares and in obtaining voting instructions from those owners. DMY’s directors and officers may also solicit proxies by telephone, mail, on the internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     Who can help answer my questions?

A:     If you have questions about the Business Combination or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact:

dMY Squared Technology Group, Inc.
80 North Town Center Drive, Suite 100
Las Vegas, NV 89144
Tel: (702) 781-4313
or:

You may also obtain additional information about DMY from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your Public Shares, you will need to tender or deliver your Public Shares (and share certificates (if any) and other redemption forms), either physically or electronically, to Continental at the address below prior to the vote at the Special Meeting. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, New York 10004
Tel: (212) 509-4000
Attention: SPAC Redemptions Team
E-mail: spacredemptions@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that may be important to you. To better understand the proposals to be submitted for a vote at the Special Meeting, including the Business Combination Proposal, you should read this entire document carefully, including the Business Combination Agreement attached as Annex A to this proxy statement/prospectus. The Business Combination Agreement is the legal document that governs the Business Combination and is also described in detail in this proxy statement/prospectus in the section entitled “The Business Combination.”

Parties to the Business Combination

dMY Squared Technology Group, Inc.

DMY is a blank check company incorporated to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. DMY was incorporated on February 15, 2022 as a Massachusetts corporation.

The DMY Class A Shares and DMY Public Warrants are traded on the OTCQB and the DMY Units are traded on the OTCID under the symbols “DMYY”, “DMYYU”, and “DMYYW”, respectively. DMY shareholders should know that there may be a very limited market in which DMY’s securities are traded, the trading price of DMY’s securities may be adversely affected, and the DMY Class A Shares may be deemed to be a “penny stock”. DMY can provide no assurance that its securities will continue to trade on the OTC Market, whether broker-dealers will continue to provide public quotes of its securities on the OTC Market, or whether the trading volume of its securities will be sufficient to provide for an efficient trading market for existing and potential holders of its securities. See “Risk Factors — Risks Related to DMY and the Business Combination — DMY’s securities were delisted from trading on the NYSE American exchange and trade on the OTC Markets, which could limit investors’ ability to make transactions in DMY’s securities and subject DMY to additional trading restrictions.”

The mailing address of DMY’s principal executive offices is 80 North Town Center Drive, Suite 100, Las Vegas, NV, 89144, and its phone number is (702) 781-4313.

Horizon Quantum Computing Pte Ltd.

Horizon is in the business of developing operating systems software and software development tools for quantum computing and related services. Horizon was formed as a Singapore private limited company in 2018.

The mailing address of Horizon’s principal executive offices is 29 Media Cir. #05-22, Singapore, 138565, and its phone number is +65 6591 8840.

Rose Holdco Pte. Ltd.

Holdco is a Singapore private limited company formed for the purpose of effecting the Business Combination and has not carried on any activities other than those in connection with the Business Combination. Holdco’s sole shareholder is the Horizon Founder. The address and telephone number of Holdco’s principal executive offices are the same as those for Horizon.

Rose Acquisition Pte. Ltd.

Merger Sub 1 is a Singapore private limited company formed for the purpose of effecting the Business Combination and has not carried on any activities other than those in connection with the Business Combination. Merger Sub 1 is a wholly-owned subsidiary of Holdco. The address and telephone number of Merger Sub 1’s principal executive offices are the same as those for Horizon.

Horizon Merger Sub 2, Inc.

Merger Sub 2 is a Massachusetts corporation formed for the purpose of effecting the Business Combination and has not carried on any activities other than those in connection with the Business Combination. Merger Sub 2 is a wholly-owned subsidiary of Holdco. The address and telephone number of Merger Sub 2’s principal executive offices are the same as those for Horizon.

Background and Material Terms of the Business Combination

DMY was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. Following the completion of DMY’s IPO, at the direction of the DMY Board, DMY’s management and directors commenced a search for potential business combination targets, leveraging the prior experience and network of DMY’s management and directors. DMY’s management team and the DMY Board considered and analyzed approximately 50 potential acquisition targets other than Horizon, each of which had enterprise values between $500 million and $2 billion. Of those, DMY considered six in greater detail, and entered into non-disclosure agreements with them, which contained customary terms regarding protections of confidentiality but did not impose conditions of exclusivity or other similarly restrictive provisions or standstills. Two such businesses were quantum computing businesses, one was a quantum software business, one was in the logistics industry, one was an entertainment company, and one was a rare earth company. DMY ultimately did not progress its discussions with the other potential target businesses for a variety of reasons, including that DMY did not think their growth trajectory was compelling enough, could not come to terms on valuation, or the target decided to remain private.

DMY was initially introduced to Horizon in December 2024 by Niccolo de Masi, then Co-CEO of DMY. Mr. de Masi had previously connected with the Horizon Founder years prior regarding another SPAC. In January 2025, DMY’s management team started considering Horizon as a potential target candidate due to its business prospects, including its ability to become an industry leader in quantum software, as well as the valuation and the likelihood of successfully consummating a transaction. On January 7, 2025, members of the DMY management team engaged in preliminary discussions with Dr. Fitzsimons of Horizon regarding a potential business combination. However, until the execution of the letter of intent on February 13, 2025, there was no agreement, arrangement, or understanding between Horizon and DMY, Sponsor, or any of DMY’s management team to enter into a business combination with DMY, and no agreement, arrangement, or understanding between DMY and DMY’s management or Sponsor with respect to determining whether to explore a potential business combination with Horizon or to proceed with the Business Combination. The terms of the Business Combination Agreement are the result of extensive negotiations between the representatives of DMY and Horizon, each in consultation with its advisors, which occurred between January 2025 and September 2025.

DMY and Horizon are pursuing potential financing, including the PIPE Investment and Additional Financing, in order to provide additional capital to fund Horizon’s operations after the Business Combination is completed. Horizon entered into a $3 million SAFE prior to the execution of the Business Combination Agreement. As of the date of this proxy statement/prospectus, Horizon has entered into SAFEs for an additional $1 million. No other definitive agreement for any financing has been entered into as of the date of this proxy statement/prospectus, and DMY, Horizon, and Holdco cannot assure you that any financing will be obtained on terms favorable to the parties or at all.

As contemplated by the Business Combination Agreement, the structure and timing of the Business Combination, potential PIPE Investment, and potential Additional Financing are consistent with common practice in initial business combination transactions consummated by special purpose acquisition companies. In addition, the timing for the consummation of the Business Combination provided for in the Business Combination Agreement, which was effectively as soon as reasonably practicable following the execution of the Business Combination Agreement, was determined and agreed by the parties in light of general business considerations weighing in favor of consummating the transaction promptly and the deadline for DMY to complete an initial business combination pursuant to the DMY Articles.

For more information, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination.”

The Business Combination Agreement

Pursuant to the Business Combination Agreement, and subject to the satisfaction or waiver of certain conditions set forth therein, the following will occur: (1) Holdco will be converted from a Singapore private company limited by shares to a Singapore public company limited by shares and, in connection therewith, will adopt the Holdco A&R Constitution. Upon such conversion, Holdco will be known as “Horizon Quantum Holdings Ltd.”; (2) the Amalgamation of Merger Sub 1 and Horizon, whereby Horizon will become a wholly-owned subsidiary of Holdco, in accordance with the Business Combination Agreement and the Singapore Companies Act; (3) the Merger of Merger Sub 2 with and into DMY, with DMY surviving the Merger as a wholly-owned subsidiary of Holdco, in accordance with the

Business Combination Agreement and the Massachusetts Business Corporations Act; and (4) the other transactions contemplated by the Business Combination Agreement and documents related thereto, all as described in more detail elsewhere in this proxy statement/prospectus.

(A)    Prior to the effective time of the Amalgamation, Holdco will adopt, in accordance with the Singapore Companies Act, the Holdco A&R Constitution, which will govern the rights, privileges, and preferences of the holders of Holdco securities upon its conversion into a Singapore public company.

(B)    No later than one business day prior to the effective time of the Amalgamation, the Horizon Preference Share Conversion will occur, whereby all of the issued and outstanding Horizon Preference Shares will be automatically converted into Horizon Ordinary Shares at the applicable conversion ratio set forth in the Horizon Constitution Amendment.

(C)    At the effective time of the Amalgamation, upon the terms and subject to the conditions of the Business Combination Agreement, and in accordance with the applicable provisions of the Singapore Companies Act, Merger Sub 1 and Horizon will amalgamate and continue as one company, with Horizon becoming a direct, wholly-owned subsidiary of Holdco.

(D)    At the effective time of the Amalgamation, (i) each SAFE that has not been terminated or expired, pursuant to its terms, will be canceled and automatically deemed for all purposes to represent the right to receive a number of Holdco Class A Ordinary Shares equal to the Exchange Ratio multiplied by the number of Horizon shares (on an as-converted basis) subject to such SAFE, (ii) each issued and outstanding Horizon Ordinary Share (after taking into account the Horizon Preference Share Conversion and including any Horizon Ordinary Shares issued in any Horizon Pre-Closing Financing) will be automatically converted into the right to receive a number of Holdco Ordinary Shares equal to the Exchange Ratio, on the terms and subject to the conditions of the Business Combination Agreement; provided that Horizon ordinary shares held by the Horizon Founder will be converted into Holdco Class B Ordinary Shares, and the Horizon ordinary shares held by each other Horizon Shareholder will be converted into Holdco Class A Ordinary Shares. Additionally, at the effective time of the Amalgamation, each outstanding and unexercised Horizon Option will become a Holdco Option containing the same terms, conditions, vesting and other provisions as are currently applicable to such Horizon Options, provided that each Holdco Option will be exercisable for the number of Holdco Class A Ordinary Shares equal to the Exchange Ratio multiplied by the number of Horizon ordinary shares subject to the Horizon Option as of immediately prior to the effective time of the Amalgamation, rounded down to the nearest whole share, at an exercise price equal to the per share exercise price of the Horizon Option divided by the Exchange Ratio, rounded up to the nearest whole cent.

(E)    After the effective time of the Amalgamation, and immediately prior to the effective time of the SPAC Merger, DMY will cause each Public Share that a Public Shareholder has timely and validly elected to redeem pursuant to the DMY Articles to be redeemed for cash.

(F)    Additionally, after the effective time of the Amalgamation, and immediately prior to the effective time of the SPAC Merger, the Class B Share Conversion and the Unit Separation will automatically occur.

(G)    Then, the SPAC Merger will occur, whereby Merger Sub 2 will merge with and into DMY, with DMY surviving as a wholly-owned subsidiary of Holdco.

(H)    At the effective time of the SPAC Merger, (i) each outstanding DMY Class A Share (excluding Public Shares validly submitted for redemption and any dissenting shares, but including DMY Class A Shares issued upon the Class B Share Conversion and DMY Class A Shares issued upon the Unit Separation) will be automatically converted into the right to receive one Holdco Class A Ordinary Share, (ii) each outstanding whole DMY Public Warrant (including DMY Public Warrants issued upon the Unit Separation) will be assumed by Holdco and will be exercisable for Holdco Class A Ordinary Shares in lieu of DMY Class A Shares, and (iii) each outstanding DMY Private Warrant will be assumed by Holdco and will be exercisable for Holdco Class A Ordinary Shares in lieu of DMY Class A Shares.

For more information about the Business Combination, please see the section titled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement.” A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A.

Structure Diagrams

The following diagrams illustrate in simplified terms the current structure of Horizon as of the date of this proxy statement/prospectus and the expected structure of Holdco immediately following the Closing.

Horizon Pre-Closing Structure

Holdco Post-Closing Structure

PIPE Investors* (6.0% outstanding 3.3% voting)
Horizon Shareholders excl. Founder (42.8% outstanding 23.0% voting)
Horizon Founder (42.8% outstanding 69.1% voting)
SPAC Public Shareholders** (5.0% outstanding 2.8% voting)
Sponsor and Other Holders of Founder Shares (3.4% outstanding 1.8% voting)
Horizon Quantum Holdings Ltd. (Singapore)
100%
100%
Horizon Quantum Computing Pte. Ltd. (Singapore)
dMY Squared Technology Group, Inc. (Massachusetts)
100%
Horizon Quantum Computing (Ireland) Limited (Ireland)

____________

*        Assumes that there is an aggregate of approximately $33.8 million of PIPE Investment.

**      Assumes the No Additional Redemptions Scenario.

Transfer Restrictions

In connection with the Closing, pursuant to the Business Combination Agreement, the Lock-Up Securityholders will enter into the Lock-Up Agreement with Holdco, pursuant to which the Lock-Up Shares will be subject to lock-up during the Shares Lock-Up Period and the Holdco Warrants and underlying Holdco Ordinary Shares will be subject to lock-up during the Warrants Lock-Up Period. An aggregate of approximately 42.2 million Lock-up Shares are anticipated to be subject to such transfer restrictions, representing approximately 88.9% of the total issued and outstanding Holdco Ordinary Shares following the Business Combination, assuming the No Additional Redemptions Scenario (which scenario includes $1 million of additional SAFEs entered into as of the date of this proxy statement/prospectus, and assumes an aggregate of approximately $33.8 million of PIPE Investment for which there is no binding commitment as of the date of this proxy statement/prospectus and assumes no other financing). An aggregate of 2,884,660 Holdco Warrants, and 2,884,660 Holdco Class A Ordinary Shares issuable upon the exercise of such warrants, are anticipated to be subject to such transfer restrictions, representing approximately 47.7% of the issued and outstanding Holdco Warrants following the Business Combination.

Set forth below is a tabular presentation of the post-closing lock-ups:

Lock-up Party	Number and Type of Securities	Lock-Up Term	Permitted Transferees
Sponsor	1,163,484 Holdco Class A Ordinary Shares.	Shares Lock-Up Period(1)	Permitted Transferees(3)
	2,884,660 Holdco Warrants and 2,884,660 Holdco Class A Ordinary Shares underlying such warrants.	Warrants Lock-Up Period(2)
Harry You	See “Sponsor” above. Mr. You may be deemed to control the Sponsor.	Shares Lock-Up Period(1)	Permitted Transferees(3)
Warrants Lock-Up Period(2)
Other Holders of Founder Shares	416,266	Shares Lock-Up Period(1)	Permitted Transferees(3)
Horizon Shareholders

40,400,620 Holdco Ordinary Shares, which is determined by reference to the estimated Exchange Ratio using the assumed Redemption Price of approximately $11.59, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of September 30, 2025.

		Shares Lock-Up Period(1)	Permitted Transferees(3)

____________

(1)      The Lock-Up Period is the period beginning immediately following the Closing Date until the earlier of (i) the date that is 24 months after the Closing Date and (ii) the date on which Holdco completes a liquidation, merger, capital share exchange, reorganization or other similar transaction that results in all of Holdco’s shareholders having the right to exchange their Holdco Ordinary Shares for cash, securities, or other property.

(2)      The Warrants Lock-Up Period is the period beginning immediately following the Closing Date until the date that is 30 days after the Closing Date.

(3)     The lock-up restrictions will not apply to: a transfer (a) to Holdco’s officers or directors, a holder, any officers, directors, managers, members, partners, trustees, or subscribers of a holder or any affiliate of a holder; (b) in the case of an individual, by gift to the individual’s immediate family, a trust whose beneficiary is the individual or his or her immediate family or an affiliate of such person, or a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon the death of the holder; (d) in the case of an individual, by operation of law or pursuant to an order, such as a qualified domestic relations order, divorce decree or separation agreement; (e) in the case of an individual, to a partnership, limited liability company or other entity of which the holder and/or his or her immediate family are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (f) in the case of an entity that is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of the trust; (g) in the case of an entity, by virtue of the laws of the entity’s jurisdiction or the entity’s organizational documents upon dissolution of the entity; (h) transfers of securities acquired in open market transactions, provided that no such transaction is required to be, or is publicly announced (whether on Form 4,

Form 4, or otherwise, other than a required filing on Schedule 13F, 13D or 13G) during the Shares Lock-Up Period; (i) the exercise of options or warrants to purchase Holdco Ordinary Shares or the vesting of awards of Holdco Ordinary Shares and any related transfer of Holdco Ordinary Shares in connection therewith deemed to occur upon the “cashless” or “net” exercise of such options or warrants or for the purpose of paying the exercise price or paying taxes due as a result of such exercise or vesting, provided that all Holdco Ordinary Shares received upon such exercise, vesting or transfer will be subject to lock-up during the Shares Lock-Up Period; (j) transfers to Holdco pursuant to contractual agreements in effect at Closing that provides for the repurchase by Holdco or forfeiture of Holdco Ordinary Shares or other securities convertible into or exercisable or exchangeable for Holdco Ordinary Shares in connection with the termination of the holder’s service to Holdco; (k) the entry by the holder at any time after the Closing, of any trading plan providing for the sale of Holdco Ordinary Shares by the holder, which trading plan meets the requirements of Rule 10b5-l(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any Holdco Ordinary Shares during the Shares Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Shares Lock-Up Period; and (l) a transfer in connection with liquidation, merger, share exchange or other similar transaction which results in all of Holdco’s shareholders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property.

For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Lock-Up Agreement.”

Sources and Uses of Proceeds

The following tables summarize the anticipated sources and uses of funds in the Business Combination, in various redemptions scenarios. Such tables are for illustrative purposes only, and the currency reported is Singapore Dollars. Where actual amounts are not known or knowable, the figures below represent good faith estimates of such amounts.

Assuming No Additional Redemptions
Sources (in millions)		Uses (in millions)
Cash in the Trust Account (as of September 30, 2025)	S$ 34.5	Redemptions	S$ —
Assumed PIPE Proceeds(1)	43	Transaction expenses	19.1
SAFE Proceeds	5.1	Deferred Discount	2.8
		Related party notes	4.4
		Cash to Balance Sheet	56.3
Total Sources	S$ 82.6	Total Uses	S$ 82.6
Assuming 25% Redemptions
Sources (in millions)		Uses (in millions)
Cash in the Trust Account (as of September 30, 2025)	S$ 34.5	Redemptions	S$ 8.6
Assumed PIPE Proceeds(1)	51.7	Transaction expenses and excise tax	19.1
SAFE Proceeds	5.1	Deferred Discount	2.8
		Related party notes	4.4
	0	Cash to Balance Sheet	56.4
Total Sources	S$ 91.3	Total Uses	S$ 91.3
Assuming 50% Redemptions
Sources (in millions)		Uses (in millions)
Cash in the Trust Account (as of September 30, 2025)	S$ 34.5	Redemptions	S$ 17.2
Assumed PIPE Proceeds(1)	60.4	Transaction expenses and excise tax	19.2
SAFE Proceeds	5.1	Deferred Discount	2.8
		Related party notes	4.4
		Cash to Balance Sheet	56.4
Total Sources	S$ 100.0	Total Uses	S$ 100.0

Assuming 75% Redemptions
Sources (in millions)		Uses (in millions)
Cash in the Trust Account (as of September 30, 2025)	S$ 34.5	Redemptions	S$ 25.9
Assumed PIPE Proceeds(1)	69.1	Transaction expenses and excise tax	19.3
SAFE Proceeds	5.1	Deferred Discount	4.4
		Related party notes	56.4
		Cash to Balance Sheet	2.7
Total Sources	S$ 108.7	Total Uses	S$ 108.7
Assuming 100% Redemptions
Sources (in millions)		Uses (in millions)
Cash in the Trust Account (as of September 30, 2025)	S$ 34.5	Redemptions	S$ 34.3
Assumed PIPE Proceeds(1)	78.7	Transaction expenses and excise tax	19.1
SAFE Proceeds	5.1	Deferred Discount	4.4
		Related party notes	56.4
		Cash to Balance Sheet	4.1
Total Sources	S$ 118.3	Total Uses	S$ 118.3

____________

(1)      For illustrative purposes, assumes an amount of PIPE Investment that, together with the cash retained in the Trust Account after the indicated level of redemptions, would satisfy the Minimum Cash Condition, which is estimated to be $62 million. As of the date of this proxy statement/prospectus, Horizon has entered into agreements for an additional $1 million of SAFE financing, however there has been no binding agreement for a PIPE Investment or other financing.

Financing Cooperation

The Business Combination Agreement requires DMY, Horizon, and Holdco to use their reasonable best efforts to enter into mutually agreed subscription agreements with accredited investors, pursuant to which such investors will agree, subject to the terms and conditions set forth therein, to subscribe for and purchase, at the Closing, Holdco Class A Ordinary Shares at a purchase price equal to the Redemption Price, which we refer to herein as the PIPE Investment. Further, DMY and Horizon may upon mutual determination, seek one or more Additional Financing commitments in the form of (x) SAFEs or any other form of equity financing of Horizon, which financing closes and is funded to Horizon prior to the Closing (which we refer to as the Horizon Pre-Closing Financing), (y) backstops against redemptions by Public Shareholders or non-redemption agreements with Public Shareholders, or (z) equity or equity-linked financing of Holdco or DMY, which closes concurrently with the Closing. Holdco would use the proceeds from the PIPE Investment and/or Additional Financing, if any, together with the proceeds received from the Trust Account, for general corporate purposes. Unless waived by Horizon, Horizon’s obligation to consummate the Business Combination is conditioned on the Minimum Cash Condition being met. DMY and Horizon are actively seeking PIPE Investments and Additional Financing. However, if they are not successful in obtaining PIPE Investments or Additional Financing, or if any such financing, together with the cash held in the Trust Account, is not sufficient to meet the estimated $62 million Minimum Cash Condition, Horizon can either waive such closing condition under the Business Combination Agreement or refuse to close. As of the date of this proxy statement/prospectus, Horizon has entered into agreements for an additional $1 million of SAFE financing, however there has been no binding agreement for a PIPE Investment or other financing.

Any PIPE Investment or Additional Financing, if obtained, would be used by Horizon primarily for two purposes: (i) to fund operating expenses related to the growth of its business, including for research and development activities, and to support sales and marketing activities, compliance, legal, accounting, facilities and other overhead, and (ii) capital expenditures related to the acquisition of equipment and related components to build its hardware testbed.

Closing Conditions

Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain closing conditions of the respective parties, including, without limitation: (i) Aggregate Closing Cash equaling or exceeding the sum of transaction expenses (estimated to be $17 million) plus requisite working capital of $45 million, for a total estimated requirement of $62 million; (ii) the Holdco Class A Ordinary Shares to be issued in connection with the Business Combination having been approved for listing on the Stock Exchange, subject to official notice of issuance; (iii) this registration statement having been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of this registration statement being in effect, and no proceedings for purposes of suspending the effectiveness of this registration statement having been initiated or threatened in writing by the SEC; and (iv) the DMY Shareholder Approval and Horizon Shareholder Approval having been obtained. The Minimum Cash Condition described above is for the benefit of Horizon only and is subject to waiver by Horizon. Conditions (ii) through (iv) above are for the benefit of both DMY and Horizon and are subject to waiver by both DMY and Horizon.

As of the date of this proxy statement/prospectus, the estimated $62 million Minimum Cash Condition has not been satisfied. The parties intend to satisfy the Minimum Cash Condition through a PIPE Investment and Additional Financing and through amounts released from the Trust Account. In the event the Minimum Cash Condition is not satisfied as a result of redemptions of Public Shares which reduce the amount available to be released to the parties from the Trust Account, and/or we obtain less financing proceeds than we expect, Horizon may, in its sole discretion, waive the Minimum Cash Condition. If Horizon waives the Minimum Cash Condition, DMY intends to file a Current Report on Form 8-K within four business days of such event, however such condition may be waived at any time prior to the Closing, including after the deadline for submitting redemption requests or the Special Meeting, and, given such timing, you may not be notified before the deadline for submitting redemption requests or the Special Meeting. For more information, see “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Closing Conditions.”

Termination

The Business Combination Agreement may be terminated in certain circumstances, including, without limitation: (i) by DMY or Horizon, if the Closing has not occurred by December 29, 2025, provided that if DMY obtains the approval of its shareholders to extend the Combination Period, then such outside date, automatically and without action on the part of any party to the Business Combination Agreement, will be extended for an additional period ending on the last date then in effect for DMY to consummate its initial business combination; (ii) by DMY or Horizon, if an applicable governmental or regulatory authority has issued a final and non-appealable order which permanently restrains or otherwise prohibits the Business Combination, (iii) by DMY or Horizon, if DMY or Horizon, as applicable, has breached any of its respective representations, warranties, agreements or covenants under the Business Combination Agreement, and such breach or failure would render certain conditions precedent to the Closing incapable of being satisfied, and such breach or failure is not cured by the time allotted in the Business Combination Agreement; and (iv) DMY shareholder approval or Horizon shareholder approval is not obtained.

If the Business Combination Agreement is terminated, the agreement will become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except for any liability on the part of any party for fraud or willful breach of the Business Combination Agreement. For more information, see “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Termination; Effectiveness.”

Ancillary Agreements

In connection with the Business Combination, DMY, Holdco and Horizon have entered into, or intend to enter into on the Closing Date, several agreements, including the DMY Support Agreement, Horizon Support Agreement, Lock-Up Agreement, Registration Rights Agreement, Warrant Assumption Agreement, and Sponsor Indemnification Agreement. For additional information about each of these agreements, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements.”

Ownership of Holdco after the Closing

The following tables illustrate estimated ownership levels in Holdco, immediately following the consummation of the Business Combination, based on varying levels of redemptions by Public Shareholders. Each redemptions scenario assumes that the estimated $62 million Minimum Cash Condition is met through a combination of assumed illustrative PIPE Financing, Additional Financing, and retained funds in the Trust Account. In the event the Minimum Cash Condition is not satisfied as a result of redemptions of Public Shares which reduce the amount available to be released to us from the Trust Account, and/or we obtain less financing proceeds than we expect, Horizon may, in its sole discretion, waive the Minimum Cash Condition. If Horizon waives the Minimum Cash Condition, DMY intends to file a Current Report on Form 8-K within four business days of such event, however such condition may be waived at any time prior to the Closing, including after the deadline for submitting redemption requests or the Special Meeting, and, given such timing, you may not be notified before the deadline for submitting redemption requests or the Special Meeting.

The following table excludes the dilutive effect of Holdco Warrants, Holdco Options, and Holdco Class A Ordinary Shares that will initially be available for issuance under the 2025 Plan and ESPP.

	No Additional Redemptions Scenario				25% Redemptions Scenario				50% Redemptions Scenario				75% Redemptions Scenario				100% Redemptions Scenario
Pro Forma Ownership	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)
Public Shareholders(2)	2,338,586	—	5.0%	2.8%	1,753,940	—	3.7%	2.0%	1,169,293	—	2.5%	1.4%	584,647	—	1.2%	0.8%	—	—	0.0%	0.0%
Sponsor	1,163,484	—	2.5%	1.3%	1,163,484	—	2.5%	1.3%	1,163,484	—	2.5%	1.3%	1,163,484	—	2.5%	1.3%	1,163,484	—	2.5%	1.3%
Other Holders of Founder Shares	416,266		0.9%	0.5%	416,266		0.9%	0.5%	416,266		0.9%	0.5%	416,266		0.9%	0.5%	416,266		0.9%	0.5%
Horizon shareholders (excluding Horizon Founder)	20,157,908	—	42.8%	23.0%	20,157,908	—	42.8%	23.0%	20,157,908	—	42.8%	23.0%	20,157,908	—	42.8%	23.0%	20,157,908	—	42.8%	23.0%
Horizon Founder	—	20,242,712	42.8%	69.1%	—	20,242,712	42.8%	69.1%	—	20,242,712	42.8%	69.1%	—	20,242,712	42.8%	69.1%	—	20,242,712	42.8%	69.1%
Assumed PIPE shares(3)	2,916,516	—	6.0%	3.3%	3,507,008	—	7.3%	4.1%	4,097,501	—	8.5%	4.7%	4,687,993	—	9.8%	5.3%	5,278,486	—	11.0%	6.1%
Total	26,992,760	20,242,712	100.0%	100.0%	26,998,606	20,242,712	100.0%	100.0%	27,004,452	20,242,712	100.0%	100.0%	27,010,298	20,242,712	100.0%	100.0%	27,016,144	20,242,712	100.0%	100.0%

____________

*        Less than 1%

(1)      Each Holdco Class A Ordinary Share will entitle the holder thereof to one (1) vote per share on all matters on which the Holdco Class A Ordinary Shares are entitled to vote, and each Holdco Class B Ordinary Share will entitle the holder thereof to three (3) votes per share on all matters on which the Holdco Class B Ordinary Shares are entitled to vote.

(2)      Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios. This amount reflects the assumed redemption of (i) 0 shares under the No Additional Redemptions Scenario, (ii) 584,646 shares under the 25% Redemptions Scenario, (iii) 1,169,293 shares under the 50% Redemptions Scenario, (iv) 1,753,939 shares under the 75% Redemptions Scenario, and (v) 2,338,586 shares under the 100% Redemptions Scenario.

(3)      Amount reflects the estimated Holdco Class A Ordinary Shares that would be issued assuming the levels of PIPE Investment required to satisfy the estimated $62 million Minimum Cash Condition at each assumed level of redemptions and assumes no Additional Financing or other financing. These amounts reflect approximately (i) $33.8 million of PIPE Investment in the No Additional Redemptions Scenario, (ii) $40.6 million of PIPE Investment in the 25% Redemptions Scenario, (iii) $47.5 million of PIPE Investment in the 50% Redemptions Scenario, (iv) $54.3 million of PIPE Investment in the 75% Redemptions Scenario, and (v) $61.2 million of PIPE Investment in the 100% Redemptions Scenario. As of the date of this proxy statement/prospectus, Horizon has entered into agreements for an additional $1 million of SAFE financing, however there has been no binding agreement for a PIPE Investment or other financing.

Dilutive Instruments

The following table shows possible sources of dilution and the extent of such dilution that non-redeeming Public Shareholders could experience in connection with the closing of the Business Combination. In an effort to illustrate the extent of such dilution, the table below assumes the exercise of all Holdco Warrants for a cash exercise price of $11.50, the exercise of all Holdco Options for cash, which will each be exercisable for one Holdco Class A Ordinary Share at an average exercise price of approximately $2.48 per share (based on the Estimated Exchange Ratio). The table excludes Holdco Ordinary Shares that will initially be available for issuance under the 2025 Plan and ESPP, as such shares will not be outstanding on the Closing Date. Additionally, assumes that all Working Capital Loans and Overfunding Loans are repaid in cash at the Closing.

	No Additional Redemptions Scenario				25% Redemptions Scenario				50% Redemptions Scenario				75% Redemptions Scenario				100% Redemptions Scenario
Pro Forma Ownership	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)
Public Shareholders(2)	2,338,586	—	3.9%	2.3%	1,753,940	—	2.9%	1.8%	1,169,293	—	1.9%	1.2%	584,647	—	0.9%	0.6%	—	—	0.0%	0.0%
Sponsor	1,163,484	—	2.0%	1.2%	1,163,484	—	2.0%	1.2%	1,163,484	—	2.0%	1.2%	1,163,484	—	2.0%	1.2%	1,163,484	—	2.0%	1.2%
Other Holders of Founder Shares	416,266	—	0.7%	0.4%	416,266	—	0.7%	0.4%	416,266	—	0.7%	0.4%	416,266	—	0.7%	0.4%	416,266	—	0.7%	0.4%
Horizon shareholders (excluding Horizon Founder)	20,157,908	—	34.0%	20.2%	20,157,908	—	34.0%	20.2%	20,157,908	—	34.0%	20.2%	20,157,908	—	34.0%	20.2%	20,157,908	—	34.0%	20.2%
Horizon Founder	—	20,242,712	34.2%	60.9%	—	20,242,712	34.2%	60.9%	—	20,242,712	34.2%	60.9%	—	20,242,712	34.2%	60.9%	—	20,242,712	34.2%	60.9%
Assumed PIPE shares(3)	2,916,516	—	4.9%	2.9%	3,507,008	—	5.9%	3.4%	4,097,501	—	6.9%	4.0%	4,687,993	—	7.9%	4.6%	5,278,486	—	8.8%	5.2%
Public Warrants(4)	3,159,500	—	5.3%	3.2%	3,159,500	—	5.3%	3.2%	3,159,500	—	5.3%	3.2%	3,159,500	—	5.3%	3.2%	3,159,500	—	5.3%	3.2%
Private Warrants(5)	2,884,660	—	4.9%	2.9%	2,884,660	—	4.9%	2.9%	2,884,660	—	4.9%	2.9%	2,884,660	—	4.9%	2.9%	2,884,660	—	4.9%	2.9%
Horizon Options(6)	5,970,124	—	10.1%	6.0%	5,970,124	—	10.1%	6.0%	5,970,124	—	10.1%	6.0%	5,970,124	—	10.1%	6.0%	5,970,124	—	10.1%	6.0%
Total	39,007,044	20,242,712	100.0%	100.0%	39,012,890	20,242,712	100.0%	100.0%	39,018,736	20,242,712	100.0%	100.0%	39,024,582	20,242,712	100.0%	100.0%	39,030,428	20,242,712	100.0%	100.0%

____________

*        Less than 1%

(1)      Each Holdco Class A Ordinary Share will entitle the holder thereof to one (1) vote per share on all matters on which the Holdco Class A Ordinary Shares are entitled to vote, and each Holdco Class B Ordinary Share will entitle the holder thereof to three (3) votes per share on all matters on which the Holdco Class B Ordinary Shares are entitled to vote.

(2)      Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios. This amount reflects the assumed redemption of (i) 0 shares under the No Additional Redemptions Scenario, (ii) 584,646 shares under the 25% Redemptions Scenario, (iii) 1,169,293 shares under the 50% Redemptions Scenario, (iv) 1,753,939 shares under the 75% Redemptions Scenario, and (v) 2,338,586 shares under the 100% Redemptions Scenario.

(3)      Amount reflects the estimated Holdco Class A Ordinary Shares that would be issued assuming the levels of PIPE Investment required to satisfy the estimated $62 million Minimum Cash Condition at each assumed level of redemptions and assumes no Additional Financing or other financing. These amounts reflect approximately (i) $33.8 million of PIPE Investment in the No Additional Redemptions Scenario, (ii) $40.6 million of PIPE Investment in the 25% Redemptions Scenario, (iii) $47.5 million of PIPE Investment in the 50% Redemptions Scenario, (iv) $54.3 million of PIPE Investment in the 75% Redemptions Scenario, and (v) $61.2 million of PIPE Investment in the 100% Redemptions Scenario. As of the date of this proxy statement/prospectus, Horizon has entered into agreements for an additional $1 million of SAFE financing, however there has been no binding agreement for a PIPE Investment or other financing.

(4)      Reflects Holdco Class A Ordinary Shares issuable upon the exercise of the DMY Public Warrants sold as part of the DMY Units in the DMY IPO, assuming all such DMY Public Warrants are exercised for cash immediately upon the Closing.

(5)      Reflects Holdco Class A Ordinary Shares issuable upon the exercise of the DMY Private Warrants sold as in a private placement consummated simultaneous with the DMY IPO, assuming all such DMY Private Warrants are exercised for cash immediately upon the Closing. Upon the closing of the Business Combination, DMY’s Overfunding Loans will be repaid or converted into DMY Class A Shares at a conversion price of $10.00 per share (or a combination of both), at the Sponsor’s discretion, which could result in additional dilution to the Public Stockholders. Additionally, up to $1,500,000 of outstanding Working Capital Loans may be converted into up to 1,500,000 DMY Private Warrants at a price of $1.00 per warrant upon Closing, which could result in additional dilution to the Public Stockholders. However, at this point of time, Sponsor does not intend to convert either the Overfunding Loans or the Working Capital Loans, and therefore, no related dilution is reflected herein.

(6)      Reflects Holdco Class A Ordinary Shares issuable upon the exercise of outstanding Horizon Options, which will be assumed in the Amalgamation and become Holdco Options, assuming all such Horizon Options are exercised for cash immediately upon the Closing.

Share ownership presented in the two tables above is only presented for illustrative purposes and does not necessarily reflect what Holdco’s share ownership will be after the Closing. DMY and Horizon cannot predict how many of the Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the redemption amount and the number of Public Shares redeemed in connection with the Business Combination may differ from the amounts presented above, and therefore the ownership percentages of Public Shareholders may also differ if the actual redemptions are different from these assumptions. The Public Shareholders that do not elect to redeem their Public Shares will experience immediate dilution as a result of the Business Combination. The Public Shareholders currently own approximately 59.7% of the issued and outstanding shares of DMY Common Stock. As noted in the above table, even if no Public Shareholders redeem their Public Shares in the Business Combination, the Public Shareholders’ ownership will decrease from approximately 59.7% of the DMY Common Stock prior to the Business Combination to owning approximately 5.0% and 3.9% of the total outstanding Holdco Ordinary Shares at the Closing (basic and diluted, respectively), and 2.8% and 2.3% of the voting power of the outstanding Holdco Ordinary Shares (basic and diluted, respectively). As redemptions increase, the overall percentage ownership and voting percentage held by Sponsor, other Holders of Founder Shares, and Horizon Shareholders will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. If the amount of PIPE Investment or Additional Financing is greater than the assumptions above, such financing would further increase dilution to Public Shareholders, and the amount of such potential additional dilution will not be calculable until definitive agreements for a PIPE Investment and/or Additional Financing are entered into, if any. For more information about the consideration to be received in the Business Combination, these scenarios, and the underlying assumptions, see “Unaudited Pro Forma Combined Financial Information.” See also “Risk Factors — The Public Shareholders will experience immediate dilution as a consequence of the issuance of Holdco Ordinary Shares as consideration in the Business Combination, potential issuances in connection with financing, and due to future issuances of equity awards to Horizon employees, directors, or consultants. Having a minority share position may reduce the influence that our current shareholders have on the management of Holdco.”

Value of the Equity Stake to be Received by DMY Shareholders and Horizon Shareholders in the Business Combination

The following table sets forth the amount of consideration received or to be received by the DMY Public Shareholders, the Sponsor and other Holders of Founder Shares, the holders of Public Warrants, and the Horizon Shareholders in connection with the Business Combination, in each case, assuming the various redemption scenarios, and using an Estimated Redemption Price of $11.59. If actual facts are different from the assumptions described in the footnotes to the table below, the share amounts and cash value set forth below will be different.

	No Additional Redemptions Scenario		25% Redemptions Scenario		50% Redemptions Scenario		75% Redemptions Scenario		100% Redemptions Scenario
	Holdco Ordinary Shares	Value ($)	Holdco Ordinary Shares	Value ($)	Holdco Ordinary Shares	Value ($)	Holdco Ordinary Shares	Value ($)	Holdco Ordinary Shares	Value ($)
Public Shareholders	2,338,586	$27,106,900	1,753,940	$20,330,181	1,169,293	$13,553,450	584,647	$6,776,731	—	$—
Sponsor	1,163,484	$13,486,117	1,163,484	$13,486,117	1,163,484	$13,486,117	1,163,484	$13,486,117	1,163,484	$13,486,117
Sponsor – DMY Private Warrants(1)	2,884,660	$262,935	2,884,660	$262,935	2,884,660	$262,935	2,884,660	$262,935	2,884,660	$262,935
Other Holders of Founder Shares	416,266	$4,825,001	416,266	$4,825,001	416,266	$4,825,001	416,266	$4,825,001	416,266	$4,825,001
Public Warrantholders(2)	3,159,500	$287,987	3,159,500	$287,987	3,159,500	$287,987	3,159,500	$287,987	3,159,500	$287,987
Horizon Founder	20,242,712	$234,636,302	20,242,712	$234,636,302	20,242,712	$234,636,302	20,242,712	$234,636,302	20,242,712	$234,636,302
Horizon Shareholders (excluding Horizon Founder)	20,157,908	$233,653,326	20,157,908	$233,653,326	20,157,908	$233,653,326	20,157,908	$233,653,326	20,157,908	$233,653,326

____________

(1)      Represents Holdco Class A Ordinary Shares underlying 2,884,660 Holdco Private Warrants, assuming all such warrants are exercised for cash at an exercise price of $11.50 per share. The value of such shares is calculated by multiplying the number of shares by $11.59 and subtracting the aggregate cash exercise price of $33,173,590.

(2)      Represents Holdco Class A Ordinary Shares underlying 3,159,500 Holdco Public Warrants, assuming all such warrants are exercised for cash at an exercise price of $11.50 per share. The value of such shares is calculated by multiplying the number of shares by $11.59 and subtracting the aggregate cash exercise price of $36,334,250.

Interests of the Sponsor and DMY’s Directors and Officers in the Business Combination

In considering the recommendation of the DMY Board to vote in favor of approval of the Business Combination Proposal, the Advisory Organizational Documents Proposals, and the Adjournment Proposal, shareholders should keep in mind that DMY’s Sponsor, DMY’s directors and executive officers, and entities affiliated with them, have interests in such proposals that are different from, or in addition to, the interests of unaffiliated DMY Shareholders. See “Proposal No. 1 — The Business Combination Proposal — Interests of DMY’s Sponsor and Directors and Officers in the Business Combination.”

The existence of financial and personal interests of one or more of DMY’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of DMY and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and DMY’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.

The personal and financial interests of the Sponsor as well as DMY’s directors and officers may have influenced their motivation in identifying and selecting Horizon as a business combination target, completing an initial business combination with Horizon and influencing the operation of the business following the Closing. In considering the recommendation of the DMY Board to vote for the proposals, DMY’s shareholders should consider these interests.

Further, unaffiliated DMY Shareholders should keep in mind that Horizon’s officers, directors, and entities affiliated with them have interests in such proposals that are different from, or in addition to, those of unaffiliated DMY Shareholders. See “Proposal No. 1 — The Business Combination Proposal — Interests of the Horizon Founder and Horizon’s Directors and Officers in the Business Combination” and “Certain Relationships and Related Persons Transactions” for more information related to certain transactions and arrangements between Horizon and Horizon’s directors and officers.

Compensation to be Received by the Sponsor and DMY’s Officers and Directors in Connection with the Business Combination

Set forth below is a summary of the amount of compensation and securities received or to be received by the Sponsor and DMY’s officers and directors in connection with the Business Combination.

	Securities to be Received	Other Compensation
The Sponsor

(i) 1,163,484 Holdco Class A Ordinary Shares upon the exchange of 1,163,484 Founder Shares in the SPAC Merger, which were initially purchased by the Sponsor prior to the DMY IPO for approximately $0.02 per share and (ii) 2,884,660 Holdco Warrants upon the assumption of 2,884,660 DMY Private Warrants, which were initially purchased in a private placement that closed concurrently with the DMY IPO for $1.00 per warrant.

Reimbursement for the Overfunding Loans in an amount of $947,850, assuming cash repayment of the Overfunding Loans. Pursuant to their terms, the Overfunding Loans may be repaid in cash or converted into DMY Class A Shares at a conversion price of $10.00 per share (or a combination of both) at the Closing, at the Sponsor’s discretion.

$10,000 per month through the Closing for office space, utilities, secretarial and administrative support services provided by the Sponsor to members of the DMY management team pursuant to the terms of the Administrative Services Agreement dated October 4, 2022. As of the date of this proxy statement/prospectus, DMY incurred $280,000 in fees for these services.

	Securities to be Received	Other Compensation

Indemnification by Holdco and Horizon pursuant to the Sponsor Indemnification Agreement, and coverage under Holdco’s directors’ and officer’s insurance policy pursuant to the terms of the Business Combination Agreement.

Harry You	See “Sponsor” above. Mr. You may be deemed to control the Sponsor.

See “Sponsor” above. Mr. You may be deemed to control the Sponsor.

Reimbursement for loans, advances, and out-of-pocket expenses: (i) of $1,091,667 of Contributions to the Trust Account in connection with extensions of DMY’s liquidation date as of the date of this proxy statement/prospectus and (ii) $1,688,630 of other loans, advances, or out-of-pocket expenses are outstanding as of the date of this proxy statement/prospectus.

Continued indemnification and the continuation of directors’ and officers’ liability insurance after the Business Combination.

Fees for service as a post-closing director of Holdco, which may consist of cash or stock-based awards, and any other remuneration that the Holdco Board determines to pay to its non-employee directors, including indemnification and directors’ and officers’ liability insurance.

DMY Independent Directors	None.

DMY’s directors, other than Harry You, will each receive $100,000 of cash compensation for their services as directors of DMY, payable upon the earlier of the completion of the Business Combination or DMY’s liquidation. None of the funds in the Trust Account will be used to compensate DMY’s directors.

Reimbursement for loans and advances to DMY; no such amounts are outstanding as of the date of this proxy statement/prospectus.

Reimbursement for out-of-pocket expenses incurred related to identifying, negotiating, investigating and completing the Business Combination; no such amounts are outstanding as of the date of this proxy statement/prospectus.

Continued indemnification and the continuation of directors’ and officers’ liability insurance after the Business Combination.

DMY’s independent directors do not hold shares of DMY Common Stock and are not members of the Sponsor. DMY’s independent directors will each receive $100,000 of cash compensation for their service as directors of DMY, payable upon the earlier of the Closing or DMY’s liquidation. None of the funds in the Trust Account will be used to compensate our directors. However, as detailed above, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, as discussed above. The reimbursement of expenses and advances to the Sponsor and DMY’s officers and directors may result in a material dilution of the equity interests of non-redeeming Public Shareholders.

Potential Purchases of Public Shares and Public Warrants

The Sponsor and DMY’s officers and directors do not have any plans at this time to purchase Public Shares or DMY Public Warrants from Public Shareholders or to take any other actions to incentivize non-redemption. However, at any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding DMY or its securities, the Sponsor and DMY’s officers and directors or their affiliates may purchase Public Shares or DMY Public Warrants in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares or DMY Public Warrants that such persons may purchase in such transactions, subject to compliance with applicable law and Stock Exchange rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares or DMY Public Warrants in such transactions. Such purchases of Public Shares may include a contractual acknowledgment that such shareholder, although still the record holder of DMY’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor and DMY’s officers and directors or their affiliates purchase Public Shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such transaction could be to increase the likelihood of obtaining shareholder approval of the Business Combination, reduce the number of outstanding DMY Public Warrants, or satisfy the Minimum Cash Condition, where it appears that such requirement would otherwise not be met. DMY expects any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of DMY Class A Shares and DMY Public Warrants and the number of beneficial holders of DMY Class A Shares and DMY Public Warrants may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of DMY’s securities on the OTC Markets.

In the event the Sponsor and DMY’s officers and directors or their affiliates were to purchase Public Shares or DMY Public Warrants from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act. To the extent that the Sponsor and DMY’s officers and directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination. See “Business Combination — Potential Purchases of Public Shares or Public Warrants” for more information.

The DMY Board’s Reasons for the Approval of the Business Combination

Before reaching its unanimous decisions that the Business Combination Agreement, each ancillary agreement, and the Business Combination are fair, advisable and in the best interests of DMY and its shareholders, the DMY Board consulted with the DMY management team, its legal counsel and other advisors. The DMY Board considered a variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the DMY Board, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors they took into account in reaching their decision. Different individual members of the DMY Board may have given different weight to different factors in their evaluation of the Business Combination.

The DMY Board determined that the Business Combination presents an attractive business opportunity in light of a variety of factors, including but not limited to its compelling valuation, growth potential and opportunity to achieve market leadership in the quantum software field. The DMY Board also considered the potential detriments of the Business Combination to DMY, including Horizon’s limited operating history, regulatory risks, the uncertainty of the potential benefits of the Business Combination being achieved, macroeconomic risks, the absence of possible structural protections for minority shareholders, and the risks and costs to DMY if the Business Combination is not achieved, including the risk that it may result in DMY being unable to complete a business combination and force DMY to liquidate, along with the other risks set forth in the section titled “Risk Factors”.

For more information about the DMY Board’s reasons for the approval of the Business Combination, see “Proposal No. 1 — The Business Combination Proposal — The DMY Board’s Reasons for the Approval of the Business Combination.”

Horizon Board’s Reasons for the Business Combination

In the course of reaching its decision to approve the Business Combination, the Horizon Board consulted with Horizon’s senior management and legal counsel and considered a wide variety of factors including, but not limited to: expanded access to capital, value creation for existing shareholders, strategic growth drivers, Horizon’s expected cash position after the Business Combination, continued voting control by the Horizon Founder, and creation of liquidity for existing shareholders. The Horizon Board also considered a number of uncertainties and risks in its consideration of the Business Combination and the other transactions contemplated by the Business Combination Agreement, including, but not limited to: potential adverse effects to Horizon’s business from the announcement of the Business Combination, the costs that may be incurred in connection with the Business Combination and as a public company after the Closing, the risk that the Business Combination may not be completed at all or in a timely manner or that the DMY Board may exercise its right under the Business Combination Agreement to change its recommendation to DMY Shareholders, and the other risks set forth in the section “Risk Factors.” Ultimately, the Horizon Board concluded that the Business Combination represented the best option to generate capital resources to support the growth and advancement of Horizon’s business. For more information about, see “Proposal No. 1 — The Business Combination Proposal — Horizon Board’s Reasons for the Business Combination.”

The Special Meeting

The following is a summary of the process and procedures for registering for and attending the Special Meeting, and voting and redeeming your DMY Common Stock in connection with the Special Meeting. For more information, see the section entitled “Special Meeting.”

Date, Time and Place

The Special Meeting will be held at [•] a.m., Eastern Time, on [•]. The Special Meeting will be a virtual meeting conducted via live webcast at [•].

Proposals to be Submitted at the Special Meeting

At the Special Meeting, DMY is asking holders of DMY Common Stock to consider and vote upon:

•        the Business Combination Proposal;

•        the Advisory Organizational Documents Proposals; and

•        the Adjournment Proposal (if presented).

Registering for the Special Meeting

Any shareholder wishing to attend the meeting should register for the meeting by [•], Eastern Time, on [•].

Voting Power; Abstentions and Broker Non-Votes; Record Date

With respect to each proposal in this proxy statement/prospectus, you may vote “FOR,” “AGAINST” or “ABSTAIN.”

If a shareholder fails to return a proxy card and does not attend the Special Meeting in person, then the shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting. If a valid quorum is established, any such failure to vote will have no effect on the outcome of any proposal in this proxy statement/prospectus.

Abstentions will be counted in connection with the determination of whether a valid quorum is established but will have no effect on any of the proposals.

DMY has fixed the close of business on [•], as the “Record Date” for determining DMY Shareholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on the Record Date, there were [•] shares of DMY Common Stock outstanding and entitled to vote. Each share is entitled to one vote at the Special Meeting.

As of the Record Date, the Sponsor and other Holders of Founder Shares held of record and were entitled to vote an aggregate of 1,579,750 shares of DMY Common Stock. The DMY Common Stock held by such persons currently constitute approximately 40.3% of the outstanding DMY Common Stock. Pursuant to the DMY Support Agreement, the Sponsor and the other Holders of Founder Shares have agreed to vote any DMY Common Stock held by them as of the Record Date in favor of the Business Combination, including voting in favor of each of the proposals set forth in this proxy statement/prospectus. No consideration has been or will be paid by DMY, Horizon, or Holdco to the Sponsor and other Holders of Founder Shares in connection with such agreements. To the extent that Sponsor or its affiliates purchase Public Shares or DMY Public Warrants in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination.

Quorum and Vote of DMY Shareholders

A quorum of DMY’s shareholders is necessary to hold a valid meeting. A quorum for the Special Meeting will consist of the holders present in person or by proxy of shares of outstanding DMY capital stock representing a majority of the voting power of all outstanding shares of DMY capital stock entitled to vote at the Special Meeting. The Founder Shares will count towards this quorum. There are [•] shares of DMY Common Stock outstanding as of the Record Date, and therefore, as of the Record Date for the Special Meeting, [•] shares of DMY Common Stock would be required to achieve a quorum.

The following votes are required to approve each Proposal:

•        Business Combination Proposal:    Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by the holders of shares of DMY Common Stock at the Special Meeting.

•        Advisory Organizational Documents Proposals:    Approval of each Advisory Organizational Documents Proposal requires the affirmative vote of a majority of the shares of DMY Common Stock entitled to vote thereon. The shareholder votes regarding these proposals are advisory in nature, and are not binding on DMY, the DMY Board, Horizon, Holdco or the Holdco Board.

•        Adjournment Proposal:    Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the holders of shares of DMY Common Stock at the Special Meeting.

Proxy Solicitation

Proxies may be solicited by mail, telephone, on the internet, or in person. DMY has engaged [•] to assist in the solicitation of proxies. DMY has agreed to pay [•] a fee of $[•], plus disbursements.

If a shareholder grants a proxy, it may still vote its shares if it revokes its proxy before the Special Meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “The Special Meeting — Proxy Solicitation”.

Redemption Rights

Pursuant to the DMY Articles, a Public Shareholder (other than the Sponsor and the other Holders of Founder Shares) may request that DMY redeem all or a portion of his, her or its Public Shares for cash if the Business Combination is consummated. Holders of Public Shares who wish to exercise their redemption rights must, prior to [•], Eastern Time, on [•] (which date is two business days before the scheduled vote at the Special Meeting), (A) submit a written request to the Transfer Agent, which request includes the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that DMY redeem all or a portion of their Public Shares for cash and (B) deliver their Public Shares to the Transfer Agent physically or electronically using the DTC’s DWAC (Deposit and Withdrawal at Custodian) system. Any holder of Public Shares (other than the Sponsor and the other Holders of Founder Shares) will be entitled to demand that such holder’s Public Shares be redeemed for a full pro rata portion of the amount then in the Trust Account (including interest earned on the Trust Account not previously released to DMY to pay its taxes, net of taxes payable) (which, for illustrative purposes, was approximately $[•], or $[•] per Public Share, as of [•], 2025).

Prior to exercising redemption rights, Public Shareholders should verify the market price of the DMY Class A Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. DMY cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in the DMY Class A Shares when Public Shareholders wish to sell their shares.

Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the deadline to submitting redemption requests and thereafter, with DMY’s consent, until the Closing. If a holder delivers his, her or its Public Shares for redemption to the Transfer Agent and later decides to withdraw such request prior to the deadline for submitting redemption requests, the holder may request that the Transfer Agent return the shares (physically or electronically).

Any written demand of redemption rights must be received by the Transfer Agent prior to the redemption deadline. No demand for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to the Transfer Agent prior to the deadline for submitting redemption requests.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate or any other person with whom he, she or it is acting in concert or as a partnership, syndicate or other group, will be restricted from seeking redemption with respect to more than 15% of the issued and outstanding Public Shares. Accordingly, all Public Shares in excess of 15% held by a shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will not be redeemed.

See the section entitled “The Special Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash. See also “Questions and Answers about the Business Combination — Do I have redemption rights?, — Will my ability to exercise redemption rights be impacted by how I vote on the Business Combination Proposal?, — How do I exercise my redemption rights?” for additional information on the exercise of redemption rights.

As set forth in more detail elsewhere in this proxy statement/prospectus, the Public Shareholders that do not elect to redeem their Public Shares will experience immediate dilution as a result of the Business Combination. The Public Shareholders currently own approximately 59.7% of the issued and outstanding DMY Common Stock. Even if no Public Shareholders redeem their Public Shares in the Business Combination, the Public Shareholders’ ownership will decrease from approximately 59.7% of the DMY Common Stock prior to the Business Combination to owning approximately 5.0% and 3.9% of the total outstanding Holdco Ordinary Shares at the Closing (basic and diluted, respectively), and 2.8% and 2.3% of the voting power of the outstanding Holdco Ordinary Shares (basic and diluted, respectively). If the amount of PIPE Investment or Additional Financing is greater than the assumptions above, such financing would further increase dilution to Public Shareholders, and the amount of such potential additional dilution will not be calculable until definitive agreements for a PIPE Investment and/or Additional Financing are entered into, if any. Any PIPE Investment or Additional Financing will further increase dilution to Public Shareholders, and the amount of such potential additional dilution will not be calculable until definitive agreements for a PIPE Investment and/or Additional Financing are entered into, if any. See “Risk Factors — The Public Shareholders will experience immediate dilution as a consequence of the issuance of Holdco Ordinary Shares as consideration in the Business Combination, potential issuances in connection with financing, and due to future issuances of equity awards to Horizon employees, directors, or consultants. Having a minority share position may reduce the influence that our current shareholders have on the management of Holdco.”

Previous Exercises of Redemption Rights

Pursuant to the DMY Articles, Public Shareholders are entitled to request that DMY redeem all or a portion of his, her or its Public Shares for cash in connection with a proposal to amend the DMY Articles to extend the time period that DMY has to complete a business combination or any other amendment that would affect the substance or timing of DMY’s obligation to redeem Public Shares. DMY amended the DMY Articles on one occasion to extend the time it has to complete a business combination. On January 2, 2024, DMY held a special meeting of shareholders to extend the date by which it must complete a business combination from January 4, 2024 to January 29, 2024, and month to month thereafter up to December 29, 2025, provided that $50,000 is deposited into the Trust Account for each month of the extension. In connection with the extension, 3,980,414 Public Shares were redeemed, representing approximately 37.0% of the Public Shares issued in DMY’s IPO.

Appraisal Rights

Neither Public Shareholders nor DMY warrant holders have appraisal rights in connection with the Business Combination.

Under the MBCA, shareholders are entitled to appraisal rights in the event of a merger or share exchange unless all the shareholders holding marketable securities in the merging corporation are to receive only marketable securities of the surviving corporation and/or cash, or are to receive only cash or marketable securities in the amount they would receive upon dissolution; provided in each case that no director, officer or controlling shareholder has a direct or indirect material financial interest in the merger other than in his capacity as a (i) shareholder of the corporation, (ii) a director, officer, employee or consultant of either the merging or the surviving corporation or of any affiliate of the surviving corporation if the shareholder’s financial interest is pursuant to bona fide arrangements with either corporation or any affiliate, or (iii) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of the corporation in the aggregate.

Regulatory Approvals

Each of DMY and Horizon has agreed to use their respective reasonable best efforts, and to cooperate fully with the other party, to take all actions necessary or desirable to complete the Business Combination, including its reasonable best efforts to (i) obtain all necessary actions, nonactions, waivers, consents, approvals and other authorizations from all applicable authorities or other third parties prior to the Merger Effective Time, (ii) avoid an action by any governmental authority and (iii) execute and deliver any additional instruments necessary to consummate the Business Combination. The parties have determined that the Business Combination is not reportable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder. Thus, the Business Combination is not subject to the termination or expiration of any waiting period under the HSR Act. The regulatory approvals to which completion of the Business Combination are subject are described in more detail in the section of this proxy statement/prospectus entitled “The Business Combination — Regulatory Approvals.”

Stock Exchange Listing

Pursuant to the Business Combination Agreement, DMY, Horizon and Holdco agreed to use their respective reasonable best efforts to cause Holdco’s initial listing application with the Stock Exchange in connection with the Business Combination to have been approved.

Holdco intends to apply for listing, to be effective at Closing, of the Holdco Class A Ordinary Shares and Holdco Warrants on Nasdaq under the symbols “HQ” and “HQW”, respectively. However, it is important for you to consider that, at the time of the deadline for submitting redemption requests or the Special Meeting, Holdco may not have received from Nasdaq either confirmation of the listing of the Holdco Class A Ordinary Shares and Holdco Warrants or confirmation that approval will be obtained prior to the consummation of the Business Combination, and you will not be notified prior to the deadline for submitting redemption requests or the Special Meeting if Holdco has not yet received such approval or confirmation. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without knowing whether Holdco’s securities will be listed on Nasdaq or another securities exchange and, further, it is possible that such listing may never be achieved and the Business Combination could still be consummated if such condition is waived. Please see the subsection entitled “The Business Combination — Listing of Holdco’s Securities” for additional information.

Comparison of Shareholders’ Rights

If the Business Combination is successfully completed, holders of DMY Common Stock will become holders of Holdco Class A Ordinary Shares, and their rights as shareholders will be governed by the Holdco A&R Constitution, and holders of DMY Warrants will become holders of Holdco Warrants. There are also differences between the laws governing DMY, a Massachusetts corporation, and Holdco, a Singapore public limited company. Please see the section entitled “Comparison of Shareholders’ Rights.”

Recommendation to the DMY Shareholders

The DMY Board, with the advice and assistance of its financial, legal and other advisors, evaluated the terms of the Business Combination Agreement and the transactions contemplated thereby. After careful consideration, the DMY Board unanimously determined that the Business Combination is fair, advisable, and in the best interests of DMY and its shareholders, and approved and adopted the Business Combination Agreement, each ancillary agreement, the Business Combination and the other agreements and transactions contemplated thereby. The Business Combination was not structured to require the approval of at least a majority of DMY’s unaffiliated shareholders because such a vote is not required under Massachusetts law.

The DMY Board believes that each of the Business Combination Proposal, the Advisory Organizational Documents Proposals, and the Adjournment Proposal (if put to a vote) is fair, advisable, and in the best interests of DMY and its shareholders and recommends that DMY Shareholders vote “FOR” each proposal being submitted to a vote of the DMY Shareholders at the Special Meeting.

For a more complete description of the DMY Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the DMY Board, see the subsection entitled “Proposal No. 1 — The Business Combination Proposal — The DMY Board’s Reasons for the Approval of the Business Combination”.

U.S. Federal Income Tax Considerations

For a discussion summarizing material U.S. federal income tax considerations of the SPAC Merger, exercise of redemption rights and the ownership and disposition of Holdco Class A Ordinary Shares and Holdco Warrants received in the Business Combination, please see “Material U.S. Federal Income Tax Considerations”.

Singapore Income Tax Considerations

For a discussion summarizing material Singapore income tax considerations of the Business Combination and the ownership and disposition of Holdco Class A Ordinary Shares and Holdco Warrants received in the Business Combination, see “Material Singapore Tax Considerations.”

Anticipated Accounting Treatment

The Business Combination is anticipated to be accounted for as a reorganization and recapitalization transaction in accordance with U.S. GAAP. Under this method of accounting, DMY will be treated as the “acquired” company and Horizon will be treated as the “accounting acquirer” for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Horizon issuing Horizon Ordinary Shares at the Closing for the net assets of DMY, accompanied by a recapitalization as of the Closing Date. The net assets of DMY will be stated at historical cost, with no goodwill or other intangible assets recorded. As a result, any transaction costs incurred to effect the recapitalization represent costs related to issuing equity and raising capital and are recognized as a reduction to the total amount of equity raised rather than an expense recorded as incurred. Operations prior to the Business Combination will be those of Horizon.

Horizon has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•        Horizon’s shareholders will hold a majority of the voting power of the combined company under all redemption scenarios;

•        Horizon’s operations will substantially comprise the ongoing operations of the combined company;

•        Horizon’s shareholders will have the ability to nominate the majority of the members of the board of directors of the combined company, and

•        Horizon’s senior management will comprise the senior management of the combined company.

For more information, see “Proposal No. 1 — The Business Combination Proposal — Anticipated Accounting Treatment for the Business Combination.”

Controlled Company

By virtue of being a controlled company under Nasdaq listing rules, Holdco may elect not to comply with certain corporate governance requirements, including that: a majority of the board of directors must be independent directors; the compensation and nominating committees composed solely of independent directors; the compensation of executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors; and director nominees selected or recommended to the board of directors for selection, either by a majority of the independent directors, or a nominating committee composed solely of independent directors. Holdco does not currently expect to rely on these exemptions and intends to fully comply with all corporate governance requirements under the listing standards of Nasdaq. However, if it were to utilize some or all of these exemptions, Horizon would not comply with certain of the corporate governance standards of the Nasdaq, which could adversely affect the protections for other stockholders.

Foreign Private Issuer

Holdco is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, Holdco is permitted to follow the corporate governance practices of its home country, Singapore, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. As a result, Holdco’s shareholders may not have the same protection afforded to shareholders of U.S. domestic companies that are subject to Nasdaq corporate governance requirements. Holdco does not currently expect to rely on these exemptions and intends to fully comply with all corporate governance requirements under the listing standards of Nasdaq. However, if it were to utilize some or all of these exemptions, Horizon would not comply with certain of the corporate governance standards of the Nasdaq, which could adversely affect the protections for other stockholders.

As a foreign private issuer, Holdco is also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules.

Emerging Growth Company

DMY is and Holdco will be an “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. DMY has not elected, and Holdco is not expected to elect, to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as emerging growth companies, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Holdco will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the effectiveness of DMY’s IPO registration statement, (b) in which Holdco has total annual revenue of at least $1.235 billion, or (c) in which Holdco is deemed to be a large accelerated filer, which means the market value of its common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which Holdco has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period.

Smaller Reporting Company

DMY is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. As a foreign private issuer using foreign private issuer forms for Exchange Act reporting requirements (Forms 20-F and 6-K), Holdco is not permitted to take advantage of the scaled reporting requirements available for smaller reporting companies.

Risk Factors Summary

In evaluating the proposals to be presented at the Special Meeting, shareholders should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section of this proxy statement/prospectus entitled “Risk Factors” beginning on page 55. In particular, such risks include, but are not limited to, the following:

Risks Related to Horizon

•        Horizon has a history of operating losses and expects to incur significant expenses and continuing losses for the foreseeable future as it invests in ongoing research and development and business operations. Additionally, Horizon may need additional capital sooner than anticipated to pursue its business objectives;

•        Horizon is in its very early stages and has a limited operating history, which makes it difficult to forecast the future results of Horizon’s operations. It is also possible quantum computing might never become commercially viable or embraced;

•        The quantum computing industry is in its early stages and volatile, and if it does not develop, if it develops slower than Horizon expects, if it develops in a manner that does not require use of Horizon’s quantum computing solutions, or if it encounters negative publicity or if Horizon’s solution does not drive commercial engagement, the growth of Horizon’s business will be harmed;

•        Horizon’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate. Even if the market in which Horizon competes achieves its anticipated growth levels, Horizon’s business could fail to grow at similar rates, if at all;

•        Horizon depends on advances in technology by other companies and academic institutions; if those advances do not materialize, some of Horizon’s products may not be successfully commercialized;

•        If Horizon fails to attract customers, including government entities and large enterprises, and retain and increase the spending of such customers over time, Horizon’s revenue, business, results of operations, financial condition and growth prospects would be harmed;

•        If Horizon cannot maintain and enhance its brand or adequately commercialize its tools, Horizon’s business, results of operations and financial condition could be harmed;

•        Horizon relies on third-party quantum hardware providers to deliver the compute necessary for its software to function. The pace of hardware development, including factors like qubit counts, error rates and availability, is outside of Horizon’s control;

•        Horizon relies on a limited number of suppliers for the design and manufacturing of the quantum computing equipment that Horizon uses to provide its services. Supply chain disruptions or other restrictions on Horizon’s access to its suppliers could delay Horizon’s ability to deploy such equipment and could have a material adverse effect on Horizon’s business, financial position and results of operations;

•        If Horizon is unable to install and maintain a functional quantum computer, Horizon may incur substantial costs and damage to its reputation;

•        If quantum hardware providers prefer to offer their own proprietary software infrastructure, Horizon’s ability to commercialize its products will be limited;

•        Horizon is highly dependent on Joseph Fitzsimons and Si-Hui Tan, and on its ability to attract and retain senior executive leadership and key employees, such as quantum physicists, software engineers and other key technical employees, who are critical to Horizon’s success;

•        Real or perceived errors, failures or bugs in Horizon’s products and services could materially and adversely affect Horizon’s operating results, financial condition and growth prospects;

•        Horizon is required to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, relating to data privacy and security;

•        Horizon may become subject to product liability claims, which could harm Horizon’s financial condition and liquidity if Horizon is not able to successfully defend or insure against such claims;

•        Horizon may be unable to obtain, maintain and protect its intellectual property rights and proprietary information such as if the scope of patent protection obtained is not sufficiently broad;

•        Horizon may face patent infringement and other intellectual property claims that could be costly to defend, result in injunctions and significant damage awards or other costs;

Risks Related to Ownership of Holdco’s Securities

•        Holdco’s only significant asset will be its ownership of Horizon;

•        Holdco will incur higher costs as a result of increased scrutiny associated with being a public company, and Holdco’s management will be required to devote substantial time to public company responsibilities;

•        Holdco’s management team has limited experience managing and operating a U.S. public company;

•        Investors may face difficulties enforcing foreign court judgments against Holdco;

•        Holdco will be an emerging growth company, a foreign private issuer and a controlled company;

•        Holdco’s dual class share structure with different voting rights will limit investors’ ability to influence corporate matters and could discourage others from pursuing change of control transactions;

•        There can be no assurance that Holdco Class A Ordinary Shares and Holdco Warrants will be approved for listing on Nasdaq or that Holdco will be able to comply with the continued listing rules of Nasdaq. An active, liquid trading market for Holdco’s securities may not develop;

•        The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an initial public offering and may create risks for Holdco’s unaffiliated investors;

Risks Related to DMY and the Business Combination

•        DMY’s securities were delisted from trading on the NYSE American exchange and are traded on the OTC Markets, which could limit investors’ ability to make transactions in DMY’s securities and subject DMY to additional trading restrictions;

•        Neither the DMY Board nor any committee thereof obtained a third-party valuation or fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, you have no assurance from an independent source that the price DMY is paying for Horizon is fair to DMY — and, by extension, its securityholders — from a financial point of view;

•        The Sponsor and DMY’s directors and officers and their affiliates have interests in the Business Combination and the proposals described in this proxy statement/prospectus that are different from, or in addition to and/or in conflict with, those of the DMY Shareholders generally;

•        Public Shareholders will experience immediate dilution as a consequence of the issuance of Holdco Ordinary Shares as consideration in the Business Combination, potential issuances in connection with financing, and due to future issuances of equity awards to Horizon employees, directors, or consultants;

•        The ability of Public Shareholders to exercise redemption rights with respect to a large number of Public Shares could increase the probability that the Business Combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your Public Shares;

•        DMY Public Shareholders may not know prior to the redemption deadline or prior to the DMY Special Meeting whether the Minimum Cash Condition is satisfied; and

•        There is no assurance that any PIPE Investment or Additional Financing as contemplated in the Business Combination will be completed.

MARKET PRICE, TICKER SYMBOL AND DIVIDENDS

DMY

Trading Market of DMY Securities

The DMY Class A Shares and DMY Public Warrants are traded on the OTCQB and the DMY Units are traded on the OTCID under the symbols “DMYY”, “DMYYU”, and “DMYYW”, respectively. DMY shareholders should know that there may be a very limited market in which DMY’s securities are traded, the trading price of DMY’s securities may be adversely affected, and the DMY Class A Shares may be deemed to be a “penny stock”. DMY can provide no assurance that its securities will continue to trade on the OTC Market, whether broker-dealers will continue to provide public quotes of its securities on the OTC Market, or whether the trading volume of its securities will be sufficient to provide for an efficient trading market for existing and potential holders of its securities. See “Risk Factors — Risks Related to DMY and the Business Combination — DMY’s securities were delisted from trading on the NYSE American exchange and trade on the OTC Markets, which could limit investors’ ability to make transactions in DMY’s securities and subject DMY to additional trading restrictions.”

On September 8, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, the closing price of the DMY Class A Shares on NYSE American was $12.03, the closing price of the DMY Units on NYSE American was $14.04, and the closing price of the DMY Public Warrants on NYSE American was $0.94. As of October 17, 2025, the closing price of the DMY Class A Shares on OTCQB was $12.70, the closing price of the DMY Units on OTCID was $15.00, and the closing price of the DMY Public Warrants on OTCQB was $2.70. Holders of DMY’s securities should obtain current market quotations for the securities. The market price of DMY’s securities could vary at any time prior to the Closing. Market price information regarding the DMY Class B Shares is not provided here because there is no established public trading market for the DMY Class B Shares.

Holders

As of [•], the Record Date, there were [•] record holders of DMY Class A Shares, [•] record holders of DMY Class B Shares, [•] record holders of DMY Units, and [•] record holders of DMY Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose shares of DMY Common Stock, DMY Units, and DMY Warrants are held of record by banks, brokers and other financial institutions.

Dividends

DMY has not paid any cash dividends to its shareholders to date and does not intend to pay cash dividends prior to the completion of the Business Combination.

Holdco and Horizon

Historical market price information regarding Holdco and Horizon is not provided because there is no public market for their respective securities.

RISK FACTORS

Risks Related to Horizon

Unless the context otherwise requires, references in this subsection “— Risks Related to Horizon” to “we”, “us”, and “our” generally refer to Horizon in the present tense or Holdco from and after the Business Combination.

Risks Related to Our Business and Industry

We will require a significant amount of cash as we invest in ongoing research and development and business operations. Additionally, we may need additional capital sooner than anticipated to pursue our business objectives, respond to business opportunities, challenges or unforeseen circumstances and we cannot be sure that additional financing will be available. If we are unable to raise additional funding when needed, we may be required to delay, limit or substantially reduce our development efforts.

Our business and future plans for expansion are research and development intensive and the specific timing of cash inflows and outflows may fluctuate substantially from period to period for such endeavors. For example, in addition to our continuing investment in our technology roadmap, we continue to invest in the expansion of and upgrades to our modular quantum hardware testbed and infrastructure, cloud computing resources, ongoing commercialization efforts, global talent acquisition and the professional and legal costs associated with our planned Business Combination. The actual amounts we may be required to spend on these and other matters could be significant, and may exceed our expectations.

We believe that upon the completion of the Business Combination our then existing cash, cash equivalents and marketable securities will be sufficient to meet our anticipated operating cash needs for at least the next 12 months based on our current business plan, and expectations and assumptions considering current macroeconomic conditions. Our operating plan may change because of factors currently unknown, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations or other transactions. In addition, we may seek additional capital even if we believe that we have sufficient funds for current or future operating plans. Such financings may result in dilution to shareholders, the issuance of securities with priority as to liquidation and dividend and other rights more favorable than ordinary shares, the imposition of debt covenants and repayment obligations or other restrictions that may adversely affect our business. Any funds we raise may not be sufficient to fund our operations or enable us to continue to implement our long-term business strategy. Further, our ability to raise additional capital may be adversely impacted by worsening global economic conditions, disruptions to and volatility in the credit and financial markets in the United States and current and future military conflicts and wars around the world including related sanctions, tariffs and trade protection measures. There can be no assurance that deterioration in credit and financial markets and loss of confidence in economic conditions will not occur. A severe or prolonged economic downturn could result in a variety of risks to our business, including weakened demand for our products and services and our ability to raise additional capital when needed on acceptable terms, if at all. If the equity and credit markets deteriorate, it may make any necessary financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could impair our ability to achieve our growth strategy, could harm our financial performance and stock price, could require us to delay or abandon our business plans and could require us to delay, limit or substantially reduce our development efforts.

If we are unable to obtain sufficient capital we would be unable to fund our operations and may be required to evaluate alternatives, which could include dissolving and liquidating our assets in which case we may receive less than the value at which those assets are carried on our audited financial statements, and/or seeking protection under bankruptcy laws. A determination to file for bankruptcy could occur at a time that is earlier than when we would otherwise exhaust our cash resources, and it is unclear to what extent we would be able to pay our obligations, and to what extent any assets would be available for distribution to shareholders. This could potentially cause us to cease operations and result in a complete or partial loss of your investment in our securities. We cannot anticipate all of the ways in which the economic climate and financial market and geopolitical conditions could adversely impact our business.

There can be no assurance that financing will be available to us on favorable terms, or at all. In addition, our ability to raise additional capital through the sale of securities could be significantly impacted by the resale of our securities by holders of our securities which could result in a significant decline in the trading price of our securities and potentially hinder our ability to raise capital at terms that are acceptable to us or at all.

We are in our very early stages and have a limited operating history, which makes it difficult to forecast the future results of our operations. It is also possible quantum computing might never become commercially viable or embraced. Our technology roadmap, including the anticipated milestones and timing thereof, may change.

Our business was founded in 2018, and we began developing our current quantum software development tools that same year. As a result of our limited operating history, our ability to accurately forecast our future results of operations is limited and subject to a number of uncertainties, including our ability to plan for and model future growth. Our ability to generate revenues will largely be dependent on our ability to develop our products and services within the quantum computing industry and on the further development and commercialization of quantum computers and their software infrastructure. We are still in the technology development phase of our business plan. Our scalable business model has not been formed as of yet and our technology roadmap may not be realized as quickly as hoped, or even at all. In the future, we may fail to meet publicly announced milestones or fail to meet projected technological milestones. We may further update our technology roadmap in the future, including anticipated milestones and anticipated timeline for milestones. The development of our scalable business model will likely require the incurrence of a substantially higher level of costs than incurred to date, while our revenues will not substantially increase unless and until more powerful, scalable, higher performing computers are produced and commercially available to our potential customers, which requires a number of technological advancements which may not occur on the currently anticipated timetable or at all. As a result, any financial results we achieve in future periods should not be considered indicative of our performance for periods subsequent to those periods. Further, in future periods, our growth could slow or decline for a number of reasons, including but not limited to slowing demand for sales of our quantum software development tools, increased competition, changes to technology, inability to scale up or improve performance of our technology, a decrease in the growth of the market, or our failure, for any reason, to continue to take advantage of growth opportunities.

We are early in our development efforts and we have only recently begun to commercialize our products and services. Our business model is predicated on quantum computing becoming both commercially viable and embraced by our potential customers and target industries. In the event the quantum computing fails to generate meaningful results at a commercially viable cost, we may need to adapt our business model and technology roadmap in response.

We have also encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties and our future growth are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer. Our success as a business ultimately relies upon fundamental research and development breakthroughs in the coming years from our company and quantum computing hardware companies. There is no certainty these research and development milestones will be achieved as quickly as hoped, or even at all.

The quantum computing industry is in its early stages and volatile, and if it does not develop, if it develops slower than we expect, if it develops in a manner that does not require use of our quantum computing solutions, or if it encounters negative publicity or if our solution does not drive commercial engagement, the growth of our business will be harmed.

The nascent market for quantum computer and quantum computing solutions is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards and changing customer demands and behaviors. If demand for quantum computers and quantum solutions in general does not develop as expected, or develops more slowly than expected, our business, prospects, financial condition and operating results could be harmed.

In addition, our growth and future demand for our products is highly dependent upon the adoption by developers and customers of quantum computers, as well as on our ability to demonstrate the value of quantum computing to our potential customers. Delays in future generations of our quantum development tools or technical failures at other quantum computing companies could limit acceptance of our solutions. Negative publicity concerning our solutions or the quantum computing industry as a whole could limit acceptance of our solutions. We believe quantum computing will solve many large-scale problems. However, such problems may never be solvable by quantum computing technology, which will limit the overall market and interest in quantum computing based applications.

If our future clients and partners do not perceive the benefits of our solutions, or if our solutions do not drive member engagement, then demand for our products may not develop at all, or it may develop slower than we expect. If any of these events occur, it could have a material adverse effect on our business, financial condition or results of operations.

Our current business model is built on the assumption that our quantum algorithm synthesis technology can effectively convert classical code into practical, quantum-accelerated applications. However, there is no guarantee that our toolchain will consistently generate quantum applications that outperform classical solutions. If our software cannot deliver a meaningful performance advantage, the market for our products and services may not develop as we anticipate which would materially harm our business and financial prospects.

Our current business model is predicated on the successful development and market adoption of our quantum algorithm synthesis technology. While we believe this technology will enable us to convert classical code into practical, quantum-accelerated applications, there can be no guarantee that we will be successful in doing so. Our existing software toolchain, while functional, may not consistently produce quantum applications that provide a meaningful performance advantage over existing classical solutions.

Specifically, demonstrating a clear and consistent performance advantage is difficult due to several factors, including:

•        the benchmark for what constitutes a “meaningful advantage” is evolving. Classical computing methods and algorithms are continuously improving, and a problem that is difficult for classical computers today may become easier in the future, eroding our potential advantage. Additionally, even if we are able to produce a meaningful advantage when compared with classical computing methods, there is no guarantee we will be able to deliver these results at a commercially reasonable price point for our intended customers;

•        currently available quantum computers, including our own hardware testbed, have limitations in terms of qubit count, error rates and stability. These limitations can hinder our ability to run complex algorithms and demonstrate a tangible performance gain over classical supercomputers;

•        the number of practical, real-world problems for which quantum computing offers a clear and demonstrable advantage remains limited. If we are unable to identify and commercialize compelling use cases where our software consistently outperforms classical methods, our ability to attract and retain customers will be harmed; and

•        if the applications generated by our software do not significantly outperform their classical counterparts in terms of accuracy or efficiency, the market for our products and services may not develop as we anticipate. In this scenario, potential customers may not see a compelling reason to invest in our technology, which would severely harm our business and financial prospects.

We rely on third-party quantum hardware providers to deliver the compute necessary for our software to function. The pace of hardware development, including factors like qubit counts, error rates and availability, is outside of our control. If the underlying hardware ecosystem does not mature as quickly as we expect, or if a major hardware provider fails, it could create delays for our business and severely impact our ability to deliver solutions to potential customers.

We rely on third-party providers for the quantum computing power essential to our software’s operation. This dependence exposes our business to substantial risks, as the pace and quality of hardware development are entirely outside our control. The quantum computing industry is still in its nascent stage, and the hardware landscape is characterized by rapidly changing technology and a limited number of viable providers. The performance and functionality of our software are critically dependent on the technical specifications of the underlying hardware. Two of the most important metrics are:

•        Qubit Count — The number of qubits in a quantum computer directly determines the complexity of the problems it can handle. Our applications are designed to address problems that are intractable for classical computers, and these require a sufficient number of qubits to execute. If a provider’s hardware roadmap for scaling qubit counts is not delivered on schedule, our ability to deliver on our own technology roadmap may be severely compromised.

•        Error Rates — Quantum systems are highly susceptible to errors due to the fragile nature of qubits. These errors can corrupt computations and make results unreliable. Our software is designed with certain assumptions about hardware error rates. If the actual error rates of a provider’s hardware are higher than anticipated, it could require significant modifications to our software to mitigate these errors, leading to delays and increased development costs. For our software to be truly effective, the hardware must have low enough error rates to allow for the use of quantum error correction techniques, which are necessary for complex and long-running algorithms. The threshold for this is generally considered to be below a 1% error rate for two-qubit gates on a reliable basis, a metric still being perfected by many providers.

We rely on a small number of third-party providers; a failure or significant setback at any one of them could have a material and adverse effect on our business. If a major provider experiences a technical failure, ceases operations, or changes its business model in a way that makes their hardware inaccessible or prohibitively expensive, it may affect our services or business model. Should we need to transition to an alternative provider, we may face difficulties securing one on acceptable terms or with the capabilities required to support our systems. Given the early-stage nature of the quantum computing industry, our options for alternative providers may be significantly limited. Furthermore, if the development of quantum computing hardware does not progress as expected or if such hardware becomes unavailable to us or our providers, our business could also be adversely impacted.

Customers may not perceive the value proposition of a classical-to-quantum compilation toolchain or may prefer alternative methods for developing quantum applications or programs.

Our business depends on the adoption and continued use of our classical-to-quantum compilation toolchain by organizations and developers seeking to build and deploy quantum applications. The market for quantum computing is still nascent and rapidly evolving, and potential customers may not yet fully understand or appreciate the advantages of our toolchain. Our potential customers may also determine that existing or alternative development methods such as manually optimized quantum code, hardware-specific programming environments, or competing software platforms better meet their needs, budget, or technical requirements.

If potential customers do not recognize the value of our solution, or if alternative approaches gain broader acceptance, our ability to acquire new users, grow revenues and achieve or sustain profitability could be materially and adversely affected. Additionally, significant investment in educating the market or adapting our offerings to align with customer preferences could increase operating expenses and delay or reduce our expected growth.

We invest significantly in research and development, and to the extent our research and development investments do not translate into new capabilities or material enhancements to Triple Alpha, or any new platform we may create, or if we do not use those investments efficiently, our business and results of operations would be harmed.

A key element of our strategy is to invest significantly in our research and development efforts to develop new products and enhance our existing products to address additional applications and markets. In the six months ended June 30, 2025 and the fiscal years 2024 and 2023, our research and development expenses were 59.3%, 44.0%, and 44.7% of our operating losses, respectively. If we do not spend our research and development budget efficiently or effectively on compelling innovation and technologies, our business could be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling products and generate revenue, if any, from such investment. Additionally, anticipated customer demand for a product we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such product. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in our current or future markets, it could harm our business and results of operations.

Furthermore, our ability to increase any future revenue and attract potential customers will depend in significant part on our ability to anticipate and respond effectively to rapid technological changes and market developments as well as the evolving quantum computing landscape. The success of our Triple Alpha platform, and any other platform we may create, depends on our ability to take such changes into account and invest effectively in our research and development organization to increase the reliability, availability and scalability of our existing solutions and introduce new solutions. If we fail to effectively anticipate, identify or respond to such changes in a timely manner, or at all, our business could be harmed. Even if we adequately fund our research and development efforts there is no guarantee that we will realize a return on such efforts, either monetarily or in the form of increased performance of our existing and future platforms.

We have a history of operating losses and expect to incur significant expenses and continuing losses for the foreseeable future. In addition, we have never generated any material revenue from product sales and may never be profitable.

We incurred net losses of S$7.5 million (US$5.48 million) and S$5.2 million for the years ended December 31, 2024 and December 31, 2023, respectively. As of December 31, 2024, we had an accumulated deficit of S$21.5 million (US$15.7 million). We believe that we will continue to incur operating and net losses each quarter until at least the time we begin generating significant revenue from our quantum software development tools, which may never occur.

We may incur significantly higher losses in future periods as we, among other things, continue to make significant expenses in connection with the design and development of our software development tools; as we expand our research and development activities; increase the size and scope of our facilities; expand our number of developers; increase our sales and marketing activities; develop our infrastructure; and increase our general and administrative functions to support our growing operations and our being a public company.

We may find that these efforts are more expensive than we currently anticipate or that these efforts may not result in revenues, which would further increase our losses. If we are unable to achieve and sustain profitability, or if we are unable to achieve the growth that we expect from these investments, it could have a material adverse effect on our business, financial condition or results of operations. Our business model is unproven and may never allow us to cover our costs.

We currently generate no meaningful revenue and we may never be able to develop our technology or a marketable product. Our ability to generate meaningful revenue, which we do not expect to occur for several years, if ever, remains uncertain. Many factors could affect any future profitability, including but not limited to costs of development, consumer reception to our products, unpredictable market conditions, as well as unforeseen events. There is a possibility that we may never generate revenue or generate adequate revenue to operate profitably or continue as a going concern.

If we cannot successfully execute on our strategy, including due to changing customer needs and new technologies and other market requirements, or achieve our objectives in a timely manner, our business, financial condition and results of operations could be harmed.

The quantum computing and software development markets are characterized by rapid technological change, changing user requirements, uncertain product lifecycles and evolving industry standards. We believe that the pace of innovation will continue to accelerate as technology changes and different approaches to quantum computing mature on a broad range of factors, including system architecture, error correction, performance and scale, ease of programming, user experience, markets addressed, types of data processed and data governance and regulatory compliance. Our future success depends on our ability to continue to innovate and increase future customer adoption of our products and services. If we are unable to enhance our products and services to keep pace with these rapidly evolving potential customer requirements, or if new technologies emerge that are able to deliver competitive products at lower prices, more efficiently, with better functionality, more conveniently, or more securely than our platform, our business, financial condition and results of operations could be adversely affected.

While the potential market for our quantum computing software tools is very broad, our achievement of commercial successes will require continued research and development in order for our products and services to fully address the software market, and if that research and development is not successful this may limit adoption of our products and services to a narrow range of potential customers. If we cannot successfully attract a broad range of future customers to our quantum computing software development tools, our business will be negatively impacted and could fail.

Even if we are successful in executing on our product roadmap and strategy and delivering increasingly more effective quantum computing software development tools and services, competitors in the industry may achieve technological breakthroughs that render our products and services obsolete or inferior to other products and services or that can be offered at lower costs than our products and services.

Our continued growth and success depend on our ability to innovate and develop quantum software technology in a timely manner and effectively market these products. Without the timely introduction of new products, services and enhancements that comply with changing laws and standards, including through the use of new and emerging technologies (e.g., artificial intelligence and machine learning), we could be at a competitive disadvantage and our offerings could become technologically or commercially obsolete over time, in which case our revenue and operating results would suffer. Any technological breakthroughs which render our technology obsolete or inferior to other products could have a material effect on our business, financial condition or results of operations.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate. Even if the market in which we compete achieves its anticipated growth levels, our business could fail to grow at similar rates, if at all.

Our success will depend upon our ability to expand, scale our operations, generate sales and enhance our corresponding support capability. Even if the market in which we compete meets the size estimates and growth forecasted, our business could fail to grow at similar rates, if at all.

Our growth is dependent upon our ability to successfully sell quantum software development tools, expand our solutions and services, bring in new customers, retain such new customers, and retain critical talent. Unforeseen issues associated with scaling up and constructing quantum computing technology at commercially viable levels could have a negative impact on our business, financial condition and results of operations. We do not have experience with supplying a large number of customers with our tools and services, or the sale and retention to new customers. Our growth and long-term success will depend upon the development of our sales and retention capabilities.

Moreover, because of our differentiated technology, our potential customers will require particular support and service functions, some of which are not currently available, and may never be available. If we experience delays in adding such support capacity or servicing our potential customers efficiently or experiencing unforeseen issues with the reliability of our technology, we could overburden our servicing and support capabilities. Similarly, increasing the number of our products and services would require us to rapidly increase the availability of these services. Failure to adequately support and service our potential customers may inhibit our growth and ability to expand.

There is no assurance that we will be able to scale our business to meet our sales and distribution targets globally, that expected growth levels will prove accurate or that the pace of growth or coverage of our customer infrastructure network will meet future customer expectations. For example, our competitors may achieve certain narrow and/or broad quantum milestones faster than us, which may negatively impact our business and prospects. Failure to grow at rates similar to that of the quantum computing industry may adversely affect our operating results and ability to effectively compete within the industry.

Reductions in research and development spending by academic institutions and other research entities could limit demand for our products and services and adversely affect our business, operating results, financial condition and future prospects.

The demand for our current and future quantum computing platforms and software tools may depend in part on the research and development budgets of academic institutions and research entities, which are subject to various factors beyond our control, including:

•        decreases in government funding for quantum computing and broader scientific research initiatives;

•        changes to grant programs that support research institutions, including shifts in funding priorities or administrative processes that extend funding cycles;

•        macroeconomic conditions and shifts in the political landscape;

•        academic and industry perceptions of the utility, scalability and readiness of quantum computing solutions;

•        researchers’ and institutional stakeholders’ evaluations of the performance and reliability of our quantum hardware and software offerings;

•        citation and recognition of our technology in peer-reviewed quantum research publications;

•        emerging changes in national or international regulatory frameworks impacting quantum technologies;

•        variations in procurement and funding cycles, especially for government-backed or grant-funded organizations, where purchasing decisions often align with fiscal year-end timelines;

•        competitive developments in quantum hardware, software, or pricing strategies;

•        the pace of market adoption and maturity of quantum computing technologies; and

•        institutional and governmental efforts to consolidate infrastructure, reduce redundancy and contain costs.

In addition, funding agencies at various governmental levels may face fiscal pressures that could lead to reduced budgets, lower grant allocations, or restructured funding programs. Such developments could limit the ability of academic institutions and other research entities to procure our products or invest in emerging quantum initiatives. For instance, while agencies such as the U.S. Department of Energy (DOE) and the National Science Foundation (NSF) have increased their investment in quantum research in recent years through programs like the National Quantum Initiative, funding levels may fluctuate due to political or economic shifts. A reduction in appropriations or delays in grant approvals from these or similar institutions, such as the European High-Performance Computing Joint Undertaking (EuroHPC) or Japan’s Quantum Technology Innovation Strategy programs, could diminish funding available for quantum research. This, in turn, could lead to fewer opportunities for us to sell our products and services to research institutions, negatively impacting our financial performance.

Any material decrease in the budgets or expenditures of our potential customers, or a reduction in the scale, frequency, or scope of their quantum R&D investments, could materially and adversely affect our business, results of operations, financial condition and growth prospects.

We depend on advances in technology by other companies and academic institutions, if those advances do not materialize, some of our products may not be successfully commercialized.

Our quantum computing solutions depend on continued innovation in areas such as quantum hardware, error correction and cryogenics, much of which is being developed by third parties, including academic institutions, national labs and specialized technology companies. We do not control the pace or success of these external efforts. Delays or failures in these areas could hinder our ability to bring certain products to market, impact performance expectations, or increase development costs. As a result, our commercial prospects could be materially and adversely affected if the broader ecosystem does not progress as anticipated.

If we fail to effectively manage our growth, our business and results of operations could be harmed.

Our failure to manage growth effectively could harm our business, results of operations and financial condition. We anticipate that a period of significant expansion will be required to facilitate potential growth. This expansion will place a significant strain on our management, operational and financial resources. For example, expansion of and upgrades to our facilities and systems is continual and ongoing, and we may not complete expansions and upgrades on terms originally anticipated, in a timely manner or at all, which could have a material impact on our business, financial condition or results of operations. Expansions and upgrades require significant cash investments and management resources and there is no guarantee that there will be future sales of our products or services, or that we will be able to avoid cost overruns or be able to hire additional personnel to support us. In addition, we also need to ensure our compliance with regulatory requirements in various jurisdictions applicable to the sale, installation and servicing of our products.

To manage the growth of our operations and personnel, we must establish and maintain appropriate and scalable operational and financial systems, procedures and controls and establish and maintain a qualified finance, administrative and operations staff. We may be unable to acquire the necessary capabilities and personnel required to manage growth or to identify, manage and exploit potential strategic relationships and market opportunities.

If we fail to attract customers and retain and increase the spending of such customers over time, our revenue, business, results of operations, financial condition and growth prospects would be harmed.

Even if the quantum computing industry, in which we compete, achieves the forecasted growth, our business could fail to grow at similar rates, if at all. Our success will depend upon our ability to expand our platform’s capabilities, scale our operations, build and increase our sales capability, and successfully complete professional services projects, that may or may not progress to in-production applications. Unforeseen issues associated with scaling up and access to quantum computing technology at commercially viable levels could negatively impact our business, financial condition and results of operations.

Our growth is dependent upon our ability to successfully market and sell quantum computing software and development tools. We plan to utilize various unpaid content marketing strategies, including customer events, seminars, webinars, blogs, thought leadership and social media engagement and third-party event sponsorship, to attract prospective users of our development platform and services. These unpaid or paid efforts may not attract a sufficient volume and quality of traffic to our development platform and services, in the future, we may be required to increase our marketing spend to achieve our volume and quality of traffic targets.

We do not have the history with revenue-producing solutions or pricing models necessary to accurately predict optimal pricing necessary to attract new customers and retain such customers.

We may need to identify solutions that can act as sources of revenue or change our pricing model from time to time. As the market for our platform matures, or as competitors introduce new solutions that compete with ours, we may be unable to attract potential customers at the same prices or based on the same pricing models that we intend to implement. Our assessments of competitive pricing may not be accurate and we could be underpricing or overpricing our platform and services. Our limited history of selling quantum software development tools and services means we do not have long-term market data on the optimal method of pricing our services and maximizing the opportunities they represent. In addition, if the offerings on our platform or our services change, we may need to revise our pricing strategies. Any such changes to our pricing strategies or our ability to efficiently price our offerings could adversely affect our business, results of operations and financial condition. In addition, as we continue to expand internationally, we also must determine the appropriate pricing strategy to enable us to compete effectively internationally. Pricing pressures and decisions could result in reduced sales, reduced margins, losses or the failure of our platform to achieve or maintain more widespread market acceptance, any of which could negatively impact our overall business, results of operations and financial condition. Moreover, larger organizations, which are a primary focus of our direct sales efforts, may demand substantial price concessions. As a result, we may be required to price below our targets in the future, which could adversely affect our revenue, gross margin, profitability, cash flows and financial condition.

Our business and growth are dependent on the success of our strategic relationships with third parties.

We depend on, and anticipate that we will continue to depend on, various third-party suppliers in order to sustain and grow our business. Failure of any of these suppliers to continue to provide products and services to maintain, support or secure their technology platforms or our integrations, or errors or defects in their technologies, products or services, could adversely affect our relationships with our potential customers, damage our brand and reputation and result in delays or difficulties in our ability to provide our platform. Shortages or supply interruptions in any of these components will adversely impact our financial performance.

Our platform and products depend on the ability to access and integrate with third-party quantum computing and quantum computer providers. Currently, our software integrates with a number of quantum hardware providers; should we lose the ability to integrate with a number of these providers our business would be adversely harmed. We also depend on the cloud-based quantum services of providers to provide our partners and potential customers with access to remote quantum processors. Additionally, our modular hardware testbed currently relies on the operations, supply chains and services of key quantum hardware and service providers. Any disruption or failure to maintain these relationships, or any significant changes to the technologies they provide, would directly impact our ability to deliver our platform and services.

If we cannot maintain our company culture as we grow, we could lose our innovation, teamwork, passion and focus on execution that we believe contribute to our success and our business may be harmed.

We believe that our corporate culture has been a contributor to our success, which we believe fosters innovation, teamwork, passion and focus on building and marketing our Triple Alpha platform. As we grow, we may find it difficult to maintain our corporate culture. Any failure to preserve our culture could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively and execute on our business strategy. Additionally, our productivity and the quality of our solutions may be adversely affected if we do not integrate and train our new employees quickly and effectively. If we experience any of these effects in connection with future growth, it could impair our ability to attract new customers, retain such customers and expand their use of our Triple Alpha platform, and/or any other new platforms that we develop, all of which would adversely affect our business, financial condition and results of operations.

If we cannot maintain and enhance our brand or adequately commercialize our tools, our business, results of operations and financial condition could be harmed.

We believe that maintaining and enhancing our reputation as a differentiated and category-defining company is critical to our ability to attract customers. The successful promotion of our brand attributes will depend on a number of factors, including our marketing efforts, our ability to continue to develop high-quality products, our ability to minimize and respond to errors, failures, outages, vulnerabilities, or bugs and our ability to successfully differentiate our products from competitive products. In addition, independent industry analysts often provide analyses of products offered in our space, and perception of the relative value of our products in the marketplace may be significantly influenced by these analyses. If these analyses are negative, or less positive as compared to those of our competitors’ products, our brand may be harmed.

The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new markets and as more sales are generated through our partners. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors and we could lose potential customers or fail to attract new customers, any of which could harm our business, our results of operations and financial condition.

Any future indebtedness may limit our flexibility in obtaining additional financing and in pursuing other business opportunities or operating activities.

We do not currently have any indebtedness outstanding. We have the ability to incur debt in the future. Our level of debt could have important consequences to us, including the following:

•        our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•        if we incur a significant amount of debt, we may need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for investment in operations and future business opportunities;

•        if we incur a significant amount of debt, our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

•        if we incur a significant amount of debt, our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service any future debts will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms to us or at all.

The markets in which we participate are intensely competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed. Additionally, competitive pressures may put pressure on our pricing, which may require us to reduce our pricing in order to provide competitively priced access to our products and services.

The markets for our solutions are fragmented, rapidly evolving and highly competitive. We face competition from both traditional, larger software vendors offering developer tools and smaller companies offering point products for features and use cases. Many of our competitors have significantly greater financial resources and expertise in research and development, bringing products to market and possess recognizable brands and strong institutional and commercial relationships in comparison to us. Our principal competitors vary depending on the product category and include IBM (Qiskit), Classiq and Microsoft Quantum Development Kit. In addition, some of our competitors may make acquisitions to offer a more comprehensive product or service offering, which may allow them to compete more effectively with our products. We expect this trend to occur as companies attempt to strengthen or maintain their market positions in an evolving industry. Following such potential consolidations, companies may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively. Smaller or early-stage companies may also prove to be significant competitors, particularly if they pursue competing solutions through collaborative arrangements with large and established companies, such as IBM, Microsoft and Google.

Our competitors, particularly our competitors with much greater financial and operating resources, may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or future customer requirements. With the adoption of new technologies, such as AI and machine learning, and new market entrants, we expect competition to intensify in the future. For example, our competitors may more successfully incorporate AI into their products, gain or leverage superior access to certain AI technologies and achieve higher market acceptance of their AI solutions. In addition, as we continue to expand our focus into new use cases or other product offerings beyond software development teams, we expect competition to increase. Pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses, or the failure of our products to achieve or maintain more widespread market acceptance, any of which could harm our business, results of operations and financial condition.

Many of our current and potential competitors have greater resources than we do, with established marketing relationships, large enterprise sales forces, access to larger customer bases, pre-existing customer relationships and major distribution agreements with consultants, system integrators and resellers. Additionally, our potential customers, particularly large organizations, have elected and may in the future elect to develop or acquire their own internal collaboration and productivity software tools that would reduce or eliminate the demand for our solutions.

Our competitors have extensive experience in developing and protecting intellectual property and may develop and patent processes or products earlier than us, obtain regulatory approvals for competing products more rapidly than we are able to and develop more effective and less expensive products or technologies that would render our products non-competitive or obsolete. We may also face intellectual property litigation risks if competitors assert patents or other intellectual property rights that overlap with our technologies or product offerings.

Our products seek to serve multiple industries, and we are subject to competition from a wide and varied field of competitors, including classic compute-based solutions. Some competitors, particularly new and emerging companies with sizeable venture capital investment, could focus all their energy and resources on one product line or use case and, as a result, any one competitor could develop a more successful product or service in a particular market we serve which could decrease our market share and harm our brand recognition and results of operations. For all of these reasons and others we cannot anticipate today, we may not be able to compete successfully against our current and future competitors, which could harm our business, results of operations and financial condition.

The markets for our products and services in general are competitive. Competition in these markets may increase further if economic conditions or other circumstances cause customer bases and client spending to decrease and service providers to compete for fewer client resources. Our competitors may be able to make more attractive offers to our potential customers, or may be able to respond more quickly to new or emerging technologies or changes in user requirements. Increased competition could result in lower revenues and higher expenses, which would reduce our profitability.

An element of our business is currently dependent upon our relationship with our cloud providers. There are no assurances that we will be able to commercialize our business from our relationships with cloud providers.

We currently depend on the cloud-based quantum services of providers. The companies that own these public clouds have internal quantum computing efforts that are competitive to our technology. There is risk that one or more of these public cloud providers could use their respective control of their public clouds to embed innovations or privileged interoperating capabilities in competing products, bundle competing products, provide us with unfavorable pricing, leverage their public cloud customer relationships to exclude us from opportunities, and treat us and our end users differently with respect to terms and conditions or regulatory requirements than they would treat their similarly situated customers. Further, they have the resources to acquire or partner with existing and emerging providers of competing technology and thereby accelerate adoption of those competing technologies. All of the foregoing could make it difficult or impossible for us to provide products and services that compete favorably with those of the public cloud providers. Any material change in our contractual and other business relationships with our public cloud providers could result in harm to our brand and reputation and reduced use of our systems, which could have a material adverse effect on our business, financial condition and results of operations.

Our business relies on the ability of Triple Alpha, or any other platform we create, to be portable and effective across different quantum computing hardware platforms (e.g., superconducting, trapped ion, etc.). We will also need to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, or changing customer needs, requirements or preferences, to prevent our solutions from becoming less competitive. If we are unable to develop or maintain the necessary integrations, if quantum hardware providers prefer to offer their own proprietary software infrastructure, and if our products and services become less competitive, our ability to commercialize our products will be limited and our business, financial condition and results of operations will be harmed.

Our business model assumes that our software, Triple Alpha, or any other platform we create, can be a compelling and universal tool, effective across a variety of quantum computing hardware platforms. The introduction of new technologies will continue to have a significant effect on competitive conditions to which we are subject. In order to continue to provide value for our future customers, we must offer innovative solutions that allow our future customers to develop and operate quantum software code and applications. Certain technologies and industry developments may negatively impact our ability to compete within certain industry segments. In the event our competitors develop software ecosystems that are closed or limit the interoperability of our solutions, we will be less competitive and less attractive to prospective customers.

Our success is dependent on our ability to develop and maintain the necessary integrations for each of these diverse platforms. Quantum hardware is in its early stages and is not standardized. The underlying architecture and control systems for a superconducting quantum computer are fundamentally different from those of a trapped ion machine. Therefore, to be truly “platform-agnostic,” we must dedicate resources to building and constantly updating distinct software interfaces for each major hardware type. If we fail to keep up with the rapid pace of hardware development, our software could become obsolete on a particular platform, effectively locking our products and services out of a portion of the market. While we are actively engaged in collaborations with multiple leading quantum hardware providers and are developing a modular software architecture designed to adapt quickly to new hardware platforms as they emerge, there can be no assurance that these relationships will result in our ability to adapt quickly to any potential hardware changes.

To keep pace with technological and competitive developments, we have in the past invested and may continue to invest in complementary businesses, technologies, products, services and other assets that expand the products and services that we can offer prospective customers. We may make these investments without being certain that they will result in products or enhancements that will be accepted by prospective customers or that will achieve market acceptance. If we are unable to successfully enhance our products and services to meet evolving customer requirements, increase adoption and use cases of our solution and develop new services and solutions, then our business, financial condition and results of operations would be adversely affected.

Additionally, quantum hardware providers may choose to build and promote their own proprietary software infrastructure. Many hardware manufacturers already offer their own tools and software development kits (SDKs) that are optimized for their specific machines. We do not control the development of such technologies, and so it may be possible in the future that the components of the underlying technologies that interface with or are built into our solution develop in ways that are not beneficial to our growth and technological capabilities. If these providers create “walled gardens” around their hardware, and incentivize their customers to use their in-house software, our business could be materially and adversely harmed. Our ability to commercialize Triple Alpha, or any other platform we create, would be severely limited if we are unable to secure partnerships or if the market develops a preference for single-vendor solutions. This could significantly harm our business, financial condition and results of operations. While we have taken steps to mitigate the risks that proprietary software infrastructure may pose to our business, there is no guarantee our efforts will be successful. Furthermore, if these technologies do not continue to be improved or are replaced with alternative technologies that we do not effectively adapt to, our ability to innovate may be diminished and our market appeal and value to customers may be harmed.

We rely on a limited number of suppliers for the design and manufacturing of the quantum computing equipment that we use to provide our services. Supply chain disruptions or other restrictions on our access to our suppliers could delay our ability to deploy such equipment and could have a material adverse effect on our business, financial position and results of operations.

We rely on a limited number of suppliers for the design and manufacturing of the quantum computing equipment that we use to provide our services. We generally purchase these components on a purchase order basis, and do not have long-term contracts guaranteeing supply. Our reliance on these suppliers exposes us to risks, including reduced control over development costs and constraints based on the then current availability, terms and pricing of these components. If we experience disruption or delay from our suppliers, we may not be able to obtain supplies or components from alternative suppliers on a timely basis or on terms that are favorable to us, if at all. The technology industry has experienced widespread component shortages and delivery delays, including as a result of geopolitical tensions, changes in import and export controls, public health crises and natural disasters. While we have taken steps to mitigate our supply chain risk, supply chain disruptions and delays could nevertheless adversely impact our operations by resulting in increased operating costs.

We have announced our intention to operate our own quantum computer within a hardware testbed. There are significant technological, operational and financial risks associated with developing, building and maintaining a functional quantum computer. If our hardware fails to become operational on committed timelines, or if it does not achieve competitive performance metrics, we may incur substantial costs and damage our reputation, which would negatively impact our business.

The development, installation and maintenance of a quantum computer are resource intensive and could result in a reduction in both human and financial capital that could have been directed to further our other research and development focuses. While we believe that operating our own quantum computer will give us strategic and competitive advantages, there is no guarantee that any advantage we do gain will be greater than our expenditures.

Specifically, building and operating a quantum computer, even on a testbed scale, is an extremely difficult and capital-intensive endeavor. We have collaborated with a number of the premier quantum components suppliers for our first system; however, the path to a functional quantum computer inevitably contains technical challenges, including scaling qubits while maintaining coherence, managing complex wiring systems and operating specialized cryogenic refrigeration units. These challenges could cause substantial delays beyond our committed timelines or result in a system that fails to achieve competitive performance metrics.

Additionally, as we have historically focused on software, we do not have the same level of in-house expertise in quantum hardware design, manufacturing and maintenance as our hardware-focused competitors. Consequently, this could lead to unforeseen operational challenges, increased costs and a greater reliance on our third-party partners.

Finally, any significant delay in making our testbed operational, or a failure to demonstrate its functionality and performance, would not only result in substantial and unrecoverable costs but could also seriously damage our reputation as a leader in the quantum software space. Our ability to attract customers, partners and investors is dependent on a perception of our ability to bridge the gap between software and hardware. Any failure in this regard could have a material adverse effect on our business, financial condition and results of operations.

We could suffer disruptions, outages, defects and other performance and quality problems with our quantum software development tools and services, or with the public cloud, data centers and internet infrastructure on which we rely. This could harm our reputation or subject us to significant liability and adversely affect our business, financial condition and operating results.

Our business depends on our quantum software development tools and services being available. We have experienced and may in the future experience, disruptions, outages, defects and other performance and quality problems with our systems. We have also experienced and may in the future experience, disruptions, outages, defects and other performance and quality problems with the public cloud and internet infrastructure on which our systems rely. These problems can be caused by a variety of factors, including failed introductions of new functionality, vulnerabilities and defects in proprietary and open-source software, hardware components, human error or misconduct, capacity constraints, design limitations, or denial of service attacks or other security-related incidents. We do not have a contractual right with our public cloud providers that compensates us for any losses due to availability interruptions in the public cloud.

Any disruptions, outages, defects and other performance and quality problems with our quantum software development tools and services or with the public cloud and internet infrastructure on which we rely, could result in reduced use of our systems, increased expenses, including service credit obligations, and harm to our brand and reputation, any of which could have a material adverse effect on our business, financial condition and results of operations.

We are highly dependent on Joseph Fitzsimons and Si-Hui Tan, and on our ability to attract and retain senior executive leadership and key employees, such as quantum physicists, software engineers and other key technical employees, who are critical to our success. If we fail to retain talented, highly qualified senior management, engineers and other key employees or attract them when needed, such a failure could negatively impact our business.

Our future success depends on the continuing efforts of Joseph Fitzsimons and Si-Hui Tan. We rely on the knowledge and experience that Dr. Fitzsimons and Dr. Tan provide as it relates to quantum computing technology. They are the cornerstone of our research and development efforts, which have been instrumental in our ability to develop our products and services. The market for such positions is intensely competitive, which could increase our costs to attract and retain talented individuals. In the event Dr. Fitzsimons or Dr. Tan were to become unavailable for any reason, including injury, illness or death, or if they were to leave Horizon or choose other ventures over Horizon, there could be a material adverse impact on our operations. Effective succession planning is also important to our long-term success and may cause disruption to our business due to, among other things, diverting management’s attention away from the operations of the business or causing a deterioration in morale. Failure to ensure effective transfer of knowledge and smooth transitions involving Dr. Fitzsimons or Dr. Tan, or any of our other key employees, could hinder our strategic planning and execution.

Our future success also depends on our continuing ability to attract, develop, motivate and retain highly qualified and skilled employees, such as quantum physicists and software engineers. The market for highly skilled workers and leaders in the quantum computing industry is extremely competitive. In particular, hiring qualified personnel specializing in supply chain management, engineering and sales, as well as other technical staff and research and development personnel is critical to our business and the development of our quantum computing software systems. Some of these professionals are hard to find and we may encounter significant competition in our efforts to hire them. Many of the other companies with which we compete for qualified personnel have greater financial and other resources than we do. And, as we build our brand and become more well-known, there is an increased risk that competitors or other companies may seek to hire our personnel. Our employees are generally “at will” employees and may leave our employment at any time. The loss of the services provided by these individuals will have an adverse impact on the achievement of our business plans.

The effective operation of our supply chain, including the acquisition of critical components and materials, the development and commercialization of our quantum computing technologies and the effective operation of our managerial and operating systems all depend upon our ability to attract, train and retain qualified personnel in the aforementioned specialties.

Additionally, changes in immigration and work permit laws and regulations, the administration, or interpretation of such laws and regulations could impair our ability to attract and retain highly qualified employees. If we cannot attract, train and retain qualified personnel in this competitive environment, we may experience delays in the development of our quantum computing technologies and otherwise be unable to develop and grow our business as expected, or even at all.

Our future growth and success depends on our ability to sell effectively to government entities and large enterprises.

Our potential customers are expected to include government agencies and large enterprises. Therefore, our future success will depend on our ability to effectively sell our products to such customers. Sales to these end-customers involve risks that may not be present (or that are present to a lesser extent) with sales to non-governmental agencies or smaller customers. These risks include, but are not limited to, (i) increased purchasing power and leverage held by such customers in negotiating contractual arrangements with us and (ii) longer sales cycles and the associated risk that substantial time and resources may be spent on a potential end-customer that elects not to purchase our solutions. Sales to government agencies are often fixed fee development contracts, which involve additional risks.

In addition, government contracts generally include the ability of government agencies to terminate early which, if exercised, would result in a lower contract value and lower than anticipated revenues generated by such arrangements.

Government agencies and large organizations often undertake a significant evaluation process that results in a lengthy sales cycle. Our potential future contracts with government agencies are expected to be structured in phases, with each phase subject to satisfaction of certain conditions. As a result, the actual scope of work performed pursuant to any such contracts, in addition to related contract revenue, could be less than total contract value. In addition, product purchases by such organizations are frequently subject to budget constraints, multiple approvals and unanticipated administrative, processing and other delays. Finally, these organizations typically have longer implementation cycles, require greater product functionality and scalability, require a broader range of services, demand that vendors take on a larger share of risks, require acceptance provisions that can lead to a delay in revenue recognition and expect greater payment flexibility. All of these factors can add further risk to business conducted with these potential customers and could lead to lower revenue results than originally anticipated.

Accordingly, our business, financial condition, results of operations and growth prospects may be adversely affected by certain events or activities, including, but not limited to:

•        changes in government fiscal or procurement policies, or decreases in government funding available for procurement of goods and services;

•        changes in government programs or applicable requirements;

•        changes in the political environment, including before or after a change to the leadership within the government administration and any resulting uncertainty or changes in policy or priorities and resultant funding;

•        changes in the government’s attitude towards us as a company or our technology;

•        appeals, disputes, or litigation relating to government procurement, including but not limited to bid protests by unsuccessful bidders on potential or actual awards of contracts to us or our partners by the government;

•        the adoption of new laws or regulations or changes to existing laws or regulations;

•        budgetary constraints, including automatic reductions as a result of “sequestration,” operating under continuing resolutions, disruptions from government shutdowns, or similar measures and constraints imposed by any lapses in appropriations for the federal government or certain of its departments and agencies;

•        influence by, or competition from, third parties with respect to pending, new, or existing contracts with government customers;

•        potential delays or changes in the government appropriations or procurement processes, including as a result of events such as war, incidents of terrorism, natural disasters and public health concerns; and

•        increased or unexpected costs or delays caused by other factors outside of our control.

Any such event or activity, among others, could cause governments and governmental agencies to delay or refrain from entering into contracts with us and/or purchasing our computers in the future, reduce the size or timing of payment with respect to our services to or purchases from new government customers, or otherwise have an adverse effect on our business, results of operations, financial condition and growth prospects.

If we are unable to maintain successful relationships with quantum hardware vendors, our ability to market, sell and distribute our quantum software tools will be limited, and our business, financial position and results of operations will be harmed.

Horizon expects collaborations with leading hardware companies, control systems manufacturers, and software to act as a powerful distribution channel because these providers could embed Horizon software within their ecosystems, providing direct access to their customers. Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with quantum hardware vendors and in training quantum hardware vendors to independently sell and deploy our quantum software development tools. If we fail to effectively manage such relationships, our ability to sell our products and services, and results of operations will be harmed.

If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could experience adverse consequences resulting from such compromise, including but not limited to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; loss of intellectual property or other confidential business information; and other adverse consequences, which may adversely affect our business.

In the ordinary course of our business, we and the third parties upon which we rely, collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit and share (collectively, process), proprietary, confidential and sensitive data, including personal data, intellectual property, controlled unclassified information and trade secrets (collectively, sensitive information). Cybersecurity incidents such as malicious internet-based activity, online and offline fraud, denial-of-service attacks, ransomware attacks, business email compromises, computer malware, viruses and social engineering (including through deep fakes or other attacks using artificial intelligence which may be increasingly more difficult to identify as fake and phishing attacks) as well as natural disasters and other similar activities threaten the confidentiality, integrity and availability of our sensitive information and information technology systems and those of the third parties upon which we rely.

Such threats are prevalent in the technology industry and our prospective customers’ industries and continue to rise, are increasingly difficult to detect, and come from a variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states and nation-state-supported actors. The techniques may be used to sabotage or to obtain unauthorized access to our platform, systems, networks, or physical facilities where our research and development facilities and instruments are stored, and we may be unable to implement adequate preventative measures or stop cybersecurity incidents from occurring or expanding in scope. U.S. law enforcement agencies have indicated that quantum computing technology is of particular interest to certain malicious cyber threat actors, including nation-state-supported actors. In addition, our cybersecurity risk could be increased as a result of the ongoing military conflict between Russia and Ukraine and the related sanctions imposed against Russia.

During times of war and other major conflicts, we, and the third parties upon which we rely, may be vulnerable to a heightened risk of cybersecurity incidents, including retaliatory cyber-attacks, that could materially disrupt our systems and operations, our third-party information systems, supply chain and ability to produce, sell and distribute our products and services. We and the third parties upon which we rely are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, earthquakes, fires, floods and other similar threats.

In particular, severe ransomware attacks are becoming increasingly prevalent and can lead to significant interruptions in our operations, loss of sensitive data and income, reputational harm and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

Remote work has become more common and has increased risks to our information technology systems and data, as more of our employees utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations. In addition, future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

We rely on third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts. Our platform is built to be accessed through third-party public cloud providers such as AWS. These providers may also experience cybersecurity incidents and attacks to their products which may impact our systems. Cybersecurity incidents may also result from non-technical means, such as actions by an employee with access to our systems. Our ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place. If our third-party service providers experience a cybersecurity incident or other interruption, we could experience adverse consequences. While we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award.

We may expend significant resources or modify our business activities to try to protect against security incidents. Certain data privacy and security obligations may require us to implement and maintain specific security measures to protect our information technology systems and sensitive information. While we and our third-party cloud providers have implemented security measures designed to protect against cybersecurity incidents, there can be no assurance that these measures will be effective and these measures could fail or may be insufficient. Although we take steps designed to detect, mitigate and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties upon which we rely), we may not be able to detect and remediate all vulnerabilities on a timely basis because the threats and techniques used to exploit the vulnerability change frequently and are often sophisticated in nature. Therefore, such vulnerabilities could be exploited but may not be detected until after a cybersecurity incident has occurred.

In addition, applicable data privacy and security obligations may require us to notify relevant stakeholders, including affected individuals, customers, regulators and investors of cybersecurity incidents. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences. Actual or perceived cybersecurity incidents affecting sensitive information about Horizon, our partners, our potential customers or third parties could expose us and the parties affected to a risk of loss or misuse of this information, resulting in litigation and potential liability, paying damages, regulatory inquiries or actions, damage to our brand and reputation or other harm to our business. Our efforts to prevent and overcome these challenges could increase our expenses and may not be successful. If we fail to detect or remediate a cybersecurity incident in a timely manner, or it otherwise affects our potential customers or impacts our ability to operate our platform, we may experience adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal data); litigation (including class claims); indemnification obligations; negative publicity; material damage to our reputation; monetary fund diversions; diversions of management attention; interruptions in our operations (including availability of data); financial loss; and other similar harms.

Cybersecurity incidents and attendant consequences may cause future customers to stop using our services, deter new customers from using our services and negatively impact our ability to grow and operate our business. Cybersecurity incidents also may result in current or future competitors obtaining sensitive information, including proprietary information.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

In addition to experiencing a cybersecurity incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveal competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position.

Unfavorable conditions in our industry, the global economy, or other catastrophic events may disrupt our business, could limit our ability to grow and negatively affect our results of operations.

Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our potential customers. The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in customer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates, higher interest rates and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets and any future public health crises could result in similar impacts on the global economy. Similarly, geopolitical tensions in and around Ukraine, Israel and other areas of the world have created extreme volatility in the global capital markets and are expected to have further global economic consequences, including disruptions of the global supply chain and energy markets, and further acts of war, terror, or responses to each could result in similar or increased impacts on the global economy. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. Employee salaries and benefits expenses have increased as a result of economic growth, increased demand for business services, increased competition for trained and talented employees, among other wage-inflationary pressures and we cannot assure you that they will not continue to rise. In addition, higher inflation also could increase our potential customers’ operating costs, which could result in reduced budgets for our potential customers and potentially less demand for our platform and the development of quantum technologies. Any significant increases in inflation and related increase in interest rates could have a material adverse effect on our business, results of operations and financial condition.

Additionally, adverse changes in market conditions, a sustained decline in our stock price, negative changes to Horizon’s competitive position in the market, or lack of growth in demand for our products and services could result in our failure to meet our business plans. Depending on the nature of such changes relative to our assumptions, such adverse changes could be considered to be an impairment triggering event, impacting valuation assumptions relating to the recoverability of assets, and may result in impairment charges to our long-lived assets, other assets or investments, which would have a negative impact on our operating results and harm our business.

In addition, in challenging economic times, our potential future customers may experience cash flow problems and as a result may modify, delay or cancel plans to purchase our products and services. Additionally, if our future customers are not successful in generating sufficient revenue or are unable to secure financing, they may not be able to pay, or may delay payment of, accounts receivable due to us. Moreover, our key suppliers may reduce their output or become insolvent, thereby adversely impacting our ability to develop our products. Furthermore, uncertain economic conditions may make it more difficult for us to raise funds through borrowings or private or public sales of debt or equity securities. We cannot predict the timing, location, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry.

Furthermore, a disruption or failure of our systems or operations because of an earthquake, weather event, cyberattack, terrorist attack, pandemic, or other catastrophic event could cause delays in providing services or performing other critical functions, which could also delay commercial deals and the associated revenue recognition for those deals. A catastrophic event that results in the destruction or disruption of any of our critical business or IT systems, or the infrastructure or systems they rely on could harm our ability to conduct normal business operations.

Unstable market and economic conditions have had and may continue to have serious adverse consequences on our business, financial condition and share price.

At times in the past, the global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates, higher interest rates, bank failures and uncertainty about economic stability. Any volatility or disruptions in market and economic conditions may have adverse consequences on us or the third parties on whom we rely. If general economic conditions were to deteriorate or remain uncertain for an extended period, our liquidity may be harmed and the trading price of Holdco Class A Ordinary Shares and Holdco Warrants could decline.

If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive and we could be forced to delay, reduce or eliminate our research and development programs and other efforts. Increased inflation rates have and are expected to adversely affect us by increasing our costs, including labor, employee benefit costs and costs for equipment and system components associated with system development. In addition, higher inflation could also increase our future customers’ operating costs, which could result in reduced budgets for our future customers and potentially less demand for our systems. Any significant increases in inflation and related increase in interest rates could have a material adverse effect on our business, results of operations and financial condition.

If in the future a financial institution in which we hold funds fails or is subject to significant adverse conditions in the financial or credit markets, we could be subject to a risk of loss of all or a portion of such uninsured funds or be subject to a delay in accessing all or a portion of such uninsured funds. Any such loss or lack of access to these funds could adversely impact our short-term liquidity and ability to meet our operating expense obligations. Further, these events may make financings more difficult to obtain, and additional financing might not be available on reasonable terms, if at all; difficulties obtaining financing could have a material adverse effect on our financial condition, as well as our ability to continue to grow our operations.

If we are unable to maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of Holdco Class A Ordinary Shares could be negatively affected.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls in our Annual Report of Form 20-F. We will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act in our Annual Report on Form 20-F. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of the Holdco Class A Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our results of operations could be adversely affected.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We will base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates will form the basis for making judgments about the carrying values of assets, liabilities and equity, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements will include those related to revenue recognition; allowance for credit losses; valuation of ordinary shares; carrying value and useful lives of long-lived assets; loss contingencies; and the provision for income taxes and related deferred taxes. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below the expectations of industry or financial analysts and investors, resulting in a decline in the market price of our ordinary shares.

Additionally, we will regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards and changes in their interpretation, we might be required to change our accounting policies, alter our operational policies and implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or we may be required to restate our published financial statements. Such changes to existing standards or changes in their interpretation may have an adverse effect on our reputation, business, financial position and profit, or cause an adverse deviation from our revenue and operating profit target, which may negatively impact our financial results.

Our facilities or operations could be damaged or adversely affected as a result of prolonged power outages, natural disasters and other catastrophic events.

Our facilities or operations could be adversely affected by power outages as well as events outside of our control, such as natural disasters and other calamities. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss resulting from such natural disasters, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause delays in development and fabrication, the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services. A significant power outage may disrupt our operations and could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Real or perceived errors, failures or bugs in our products and services could materially and adversely affect our operating results, financial condition and growth prospects.

The hardware and software underlying our platform and products is highly technical and complex. Our hardware and software have previously contained, and may now or in the future contain, undetected errors, bugs, or vulnerabilities. In addition, errors, failures and bugs may be contained in our software utilized in building and operating our products or may result from errors in the deployment or configuration of our platform and development tools. Some errors in our products may only be discovered after a product has been deployed or may never be generally known. In some instances, despite internal testing, we may not be able to identify the cause or causes of these problems or risks within an acceptable period of time. Any errors, bugs or vulnerabilities discovered in our products after it has been deployed, or never generally discovered, could result in interruptions in platform availability, product malfunctioning or data breaches. Since our potential customers may use our services for processes that are critical to their businesses, errors and defects, security vulnerability, service interruptions or software bugs in our platform could result in losses to our potential customers and thereby result in damage to our reputation, adverse effects upon potential customers and users, loss of such customers and relationships with third parties, significant expenditures of capital, a delay or loss in market acceptance, loss of revenue, or liability for damages. In addition, while we will include provisions in our future agreements with our future customers that attempt to limit our exposure to claims, such provisions may not be enforceable or adequate and may not otherwise protect us from liabilities or damages with respect to any particular claim. Even if not successful, a claim brought against us by any of our future customers would likely be time-consuming and costly to defend and could seriously damage our reputation and brand, making it harder for us to sell our solutions and retain our future customers.

If we engage in acquisitions, divestitures, strategic investments, or strategic partnerships and fail to achieve favorable results, our business, financial condition and operating results could be harmed.

We may in the future make acquisitions, divestitures, or certain investments. Any transactions that we enter into could be material to our financial condition and results of operations. The process of acquiring and integrating another company or technology could create unforeseen operating difficulties and expenditures. Acquisitions and investments involve a number of risks, such as:

•        use of resources that are needed in other areas of our business;

•        in the case of an acquisition, implementation or remediation of controls, procedures and policies of the acquired company;

•        in the case of an acquisition, difficulty integrating the accounting systems and operations of the acquired company, including potential risks to our corporate culture;

•        in the case of an acquisition, coordination of product, engineering and selling and marketing functions, including difficulties and additional expenses associated with supporting legacy services and products and hosting infrastructure of the acquired company, as applicable, difficulties associated with supporting new products or services, difficulty converting the customers of the acquired company onto our platform and difficulties associated with contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;

•        in the case of an acquisition, retention and integration of employees from the acquired company;

•        in the case of an acquisition, past intellectual property infringement or data security issues arising from the acquired company;

•        unforeseen costs or liabilities;

•        adverse effects on our then-existing business relationships with customers as a result of the acquisition or investment;

•        the possibility of adverse tax consequences;

•        litigation or other claims arising in connection with the acquired company or investment; and

•        in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations. Acquisitions and investments may also result in dilutive issuances of equity securities, which could adversely affect our share price, or result in issuances of securities with superior rights and preferences to our common shares or the incurrence of debt with restrictive covenants that limit our future uses of capital in pursuit of business opportunities.

Any failure to offer high-quality customer support could harm our relationships with our future customers and our business, results of operations and financial condition.

In deploying and using our products, our future customers will depend on our product support teams to resolve complex technical and operational issues. We may be unable to respond quickly enough to accommodate short-term increases in future customer demand for product support. We also may be unable to modify the nature, scope and delivery of our product support to compete with changes in product support services provided by our competitors. Increased future customer demand for product support, without corresponding revenue, could increase costs and harm our results of operations. In addition, as we continue to grow our operations, we need to be able to provide efficient product support that meets our future customers’ needs globally at scale. In order to meet these needs, we will rely on third-party vendors to fulfill requests about third-party apps and self-service product support to resolve common or frequently asked questions for Horizon products and services, which supplement our customer support teams. If we are unable to provide efficient product support globally at scale, including through the use of third-party vendors and self-service support, our ability to grow our operations could be harmed and we may need to hire additional support personnel, which could harm our results of operations. Our sales will be highly dependent on our business reputation and on positive recommendations from our future customers. Any failure to maintain high-quality product support, or a market perception that we do not maintain high-quality product support, could harm our reputation, our ability to sell our products to prospective customers, and our business, results of operations and financial condition.

We may not be able to scale and adapt our existing technology in a timely and cost-effective manner to meet our future customers’ performance and other requirements.

Our future growth is dependent upon our ability to continue to meet the needs of new customers and the expanding needs of such future customers as their use of our solutions grow. As our future customers gain more experience with our solutions, the number of endpoints and events, the amount of data transferred, processed and stored by us, the number of locations where our platform and services are being accessed may, in the future, expand rapidly. In order to meet the performance and other requirements of our future customers, we intend to continue to make significant investments to increase capacity and to develop and implement new technologies in our products and services. These technologies include hardware and infrastructure, cloud provisioning, software architecture and the team’s capacity to triage and provide direct support. We may not be successful in developing or implementing these technologies. In addition, as our business grows, we must continue to improve and expand our information technology infrastructure. It takes a significant amount of time to plan, develop and test improvements to our technologies and infrastructure, and we may not be able to accurately forecast demand or predict the results we will realize from such improvements. We rely on external ecosystems, such as operating systems, to operate and make our products and services available to future customers. If we are unable to adapt to product or policy changes in such ecosystems, or if we do not effectively operate with such ecosystems, demand for and availability of our products or services could decline. To the extent that we do not effectively scale our operations and infrastructure to meet the needs of our business, our future customer base and to maintain performance as our future customers expand their use of our solutions, we may not be able to grow as quickly as we anticipate, our future customers may reduce or cancel use of our solutions and we may be unable to compete as effectively and our business and results of operations may be harmed.

Furthermore, ongoing improvements to our infrastructure may be more expensive than we anticipate, and may not yield the expected savings in operating costs or the expected performance benefits. In addition, we may be required to re-invest any cost savings achieved from prior cloud infrastructure improvements in future infrastructure projects to maintain the levels of service required by our future customers. We may not be able to maintain or achieve cost savings from our investments, which could harm our financial results.

We utilize AI, which could expose us to liability or adversely affect our business.

We incorporate novel uses of AI technologies, including generative AI, into our operations, such as our internal software applications and our research and development activities, and may make further use of AI in our products in the future. AI is complex and rapidly evolving, and we face significant competition from other companies who may incorporate AI into their products more quickly or more successfully than us, as well as an evolving regulatory landscape. The introduction of AI, and particularly generative AI, a relatively new and emerging technology in the early stages of commercial use, into new or existing products and our operations, may result in new or enhanced governmental or regulatory scrutiny, litigation, confidentiality, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. For example, generative AI has been known to produce a false or “hallucinatory” inferences or output, and certain generative AI uses machine learning and predictive analytics, which may be flawed, insufficient, of poor quality, reflect unwanted forms of bias, or contain other errors or inadequacies, any of which may not be easily detectable. Our future customers or others may rely on or use this flawed content to their detriment, which may expose us to brand or reputational harm, competitive harm, and/or legal liability. In addition, the use of AI by other companies has resulted in, and may in the future result in, data breaches and cybersecurity incidents that implicate the personal information of AI users. Further, the use of AI presents emerging ethical and social issues, and if we enable or offer solutions that draw scrutiny or controversy due to their perceived or actual impact on future customers or on society as a whole, we may experience brand or reputational harm, competitive harm and/or legal liability.

The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, privacy, data protection, cybersecurity, consumer protection, competition, equal opportunity laws and regulations, and are expected to be subject to new laws and regulations or new applications of existing laws and regulations. AI is the subject of ongoing review by various U.S. governmental and regulatory agencies, and various U.S. states and other jurisdictions are applying, or are considering applying, their cybersecurity and data protection laws to AI or are considering general legal frameworks for AI. For example, in Europe, the EU’s AI Act was published in the Official Journal of the EU on July 12, 2024 and entered into force on August 1, 2024. The AI Act establishes, among other things, a risk-based governance framework for regulating AI systems in the EU by categorizing AI systems, based on the risks associated with such AI systems’ intended purposes, as creating unacceptable or high risks, with all other AI systems being considered low risk. This regulatory framework is expected to have a material impact on the way AI is regulated in the EU and beyond. As further indication of a trend in increased regulatory and legislative oversight of the use and development of AI, in 2024, California enacted a range of laws regulating the use and development of AI, which generally relate to transparency, privacy and fairness, among other concerns. On the other hand, Singapore has not enacted omnibus AI legislations but regulatory authorities have issued non-binding guidelines and best practices for organizations using AI. This includes the Model AI Governance Framework for Generative AI published on May 30, 2024, which seeks to address generative AI concerns while continuing to facilitate innovation in Singapore.

As a fast-evolving and complicated technology subject to significant government attention, AI-related legislation and regulation may be developed and apply to AI in unexpected ways. We may not be able to anticipate how to respond to or comply with these rapidly evolving frameworks, and we may need to expend resources to adjust our offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. The cost to comply with such frameworks could be significant and may increase our operating expenses. Additionally, if we do not have sufficient rights to use the data or other material or content on which our AI technologies rely, we may incur liability through the violation of applicable laws or regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party. Further, any content or other output created by our use of AI-powered tools may not be subject to copyright protection, which may adversely affect our ability to enforce our intellectual property rights. Because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of AI.

Catastrophic events may disrupt our business.

Natural disasters, pandemics and other public health emergencies, geopolitical conflicts, social or political unrest, or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. We have employees and operations in Singapore and in Dublin, Ireland. Dublin, as well as many other portions of Ireland, experiences coastal and river flooding that could impact our employees. In the event of a major earthquake, hurricane, typhoon or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack in any of the regions or localities in which we operate, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our product availability, breaches of data security and loss of critical data, all of which could harm our business, results of operations and financial condition. In the event of a power outage, the quantum computer we operate could be damaged. Superconducting quantum processors, like the one we are in the process of building in our testbed, must be maintained at ultra-low temperatures close to absolute zero to function. A power outage would cause a failure of the cryogenic cooling system, leading to a rise in temperature. This could cause significant physical damage to the delicate quantum processor and the surrounding components within the cryostat. Bringing the system back online is a deliberate operation that takes time and must follow a careful sequence of steps in order to re-cool and re-calibrate the system, which could cause a significant interruption to our research and development and our ability to validate our software solutions.

Additionally, we rely on our network and suppliers of third-party infrastructure and applications, internal technology systems and our websites for our development, marketing, internal controls, operational support, hosted services and sales activities. If these systems were to fail or be negatively impacted as a result of a malfunction, natural disaster, disease or pandemic, or catastrophic event, our ability to conduct normal business operations and deliver products to our future customers could be impaired.

As we grow our business, the need for business continuity planning and disaster recovery plans will grow in significance. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, disease or pandemic, or catastrophic event, or if we are unable to successfully execute on those plans, our business and reputation could be harmed.

Our operations, business, and future customers could be adversely affected by climate change.

There are increasing and rapidly evolving concerns over the risks of climate change and related environmental sustainability matters. Our operations, business, and future customers could be adversely affected by climate change. The physical risks of climate change include rising average global temperatures, rising sea levels and an increase in the frequency and severity of extreme weather events and natural disasters. Such events and disasters could disrupt our operations or the operations of future customers or third parties on which we rely and could result in market volatility. Additionally, we may face risks related to the transition to a low-carbon economy. We could experience increased expenses resulting from strategic planning, litigation and changes to our technology, operations, products and services, access to energy and water, as well as reputational harm as a result of negative public sentiment, regulatory scrutiny and reduced stakeholder confidence, due to our response to climate change or real or perceived vulnerability to climate change-related risks. Changes in consumer preferences, our need to travel internationally and legal requirements could increase expenses or otherwise adversely impact our business, future customers and partners.

Our commercial and business operations are international in nature, subjecting us to additional risks and costs, including the ability to engage with partners in new geographies, exposure to foreign currency exchange rate fluctuations, that can adversely affect our business, financial condition, revenues, results of operations or cash flows.

As we begin to generate sales and revenue, we may derive a significant portion of revenue from future international customers. There are a variety of risks and costs associated with international sales and operations, which may include making additional investments prior to the proven adoption of our solutions, the cost of conducting our business internationally and hiring and training international employees and the costs associated with complying with local law. Furthermore, we cannot predict the rate at which our platform and solutions will be accepted in international markets by potential customers.

We believe our ability to attract future customers to purchase our software development tools or services is directly correlated to the level of engagement we obtain with future customers. To the extent we are unable to effectively engage with future customers based outside of Singapore and Ireland due to our limited international footprint, we may be unable to effectively grow in international markets.

As we continue to develop and commercialize our technology, we may need to make additional investments in international markets, and the cost of complying with the local laws and regulations of each country could be significant. Furthermore, the quantum computing industry is still in its early stages of development. We cannot predict the rate at which our platform and solutions will be adopted in international markets, and our business strategy depends on the continued growth and maturity of the global quantum ecosystem.

Given our international presence, we are exposed to the effects of fluctuations in currency exchange rates. While we have primarily transacted in Singapore dollars, we may in the future generate revenues denominated in other currencies. Additionally, fluctuations in the value of the Singapore dollar and foreign currencies may make our products and services more expensive for future customers whose operations are denominated in other currencies, which could harm our business. Additionally, we incur expenses for employee compensation and other operating expenses at our facilities in their respective local currency for such locations. Fluctuations in the exchange rates between the Singapore dollar and other currencies could result in an increase to the Singapore dollar equivalent of such expenses. These fluctuations could cause our results of operations to differ from our expectations or the expectations of our investors. Additionally, such currency exchange rate fluctuations could make it more difficult to detect underlying trends in our business and results of operations.

Our international operations may subject us to greater than anticipated tax liabilities. Future changes in tax laws could have a material adverse effect on our business, cash flow, results of operations or financial conditions.

The amount of taxes we may pay in different jurisdictions depends on the application of the tax laws of various jurisdictions, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for pricing intercompany transactions pursuant to any future intercompany arrangement or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our operations. Our consolidated financial statements could fail to reflect adequate reserves to cover such a contingency. Similarly, a taxing authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions.

Furthermore, new income, sales, use or other tax laws, statutes, rules, regulation or ordinances could be enacted at any time, or interpreted, changed, modified or applied adversely to us, any of which could adversely affect our business, prospects, financial performance and operating results. In particular, there has been a recent change where the Multinational Enterprise (Minimum Tax) Act 2024 implements the Global Anti-Base Erosion Model Rules (Pillar Two) rules (please see the section entitled “Material Singapore Tax Considerations — Global Anti-Base Erosion Model Rules (Pillar Two)” for more information). We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on our business. To the extent that such changes have a negative impact on us, including as a result of related uncertainty, these changes may materially and adversely affect our business, prospects, financial condition and operating results.

Risks Related to Litigation and Government Regulation

We are required to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, relating to data privacy and security. Any actual or perceived failure to comply with these requirements could have a material adverse effect on our business.

We are required to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, relating to data privacy and security. Ensuring compliance with such requirements may increase operating costs, impact our data processing practices and policies and the development of new products or services, and reduce operational efficiency, any of which could adversely affect our business and operations.

For example, in the United States, there are numerous federal, state and local data privacy and security laws, rules and regulations governing the collection, sharing, use, retention, disclosure, security, transfer, storage and other processing of personal information, including federal and state data privacy and security laws, data breach notification laws and data disposal laws. For example, at the federal level, we are subject to, among other laws and regulations, the rules and regulations promulgated under the authority of the Federal Trade Commission (which has the authority to regulate and enforce against unfair or deceptive acts or practices in or affecting commerce, including acts and practices with respect to data privacy and security), as well as the Electronic Communication Privacy Act, the Computer Fraud and Abuse Act, the Health Insurance Portability and Accountability Act and the Gramm Leach Bliley Act. The United States Congress also has considered, is currently considering, and may in the future consider, various proposals for comprehensive federal data privacy and security legislation, to which we may become subject if passed.

As our operation expands, we may be subject to laws and regulations such as the California Consumer Privacy Act, as amended by the California Privacy Rights Act (collectively, the “CCPA”). The CCPA broadly defines personal information and gives California residents expanded privacy rights and protections, such as affording them the right to access and request deletion of their information and to opt out of certain sharing and sales of personal information. The CCPA provides for severe civil penalties and statutory damages for violations and a private right of action for certain data breaches that result in the loss of unencrypted personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. Numerous other states have also enacted, or are in the process of enacting or considering, comprehensive state-level data privacy and security laws, rules and regulations that share similarities with the CCPA. Moreover, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach.

Virtually every jurisdiction in which we operate has established its own data privacy and security legal framework with which we must comply. For example, we are required to comply with the European Union (“EU”) General Data Protection Regulation (“GDPR”) and its equivalent in the U.K. (“U.K. GDPR”), which impose stringent obligations regarding the collection, control, use, sharing, disclosure and other processing of personal data and create mandatory breach notification requirements under certain circumstances. While the GDPR and U.K. GDPR remain substantially similar for the time being, the U.K. government has announced plans and introduced legislative proposals to chart its own path on data protection and reform its relevant laws, including in ways that may differ from the GDPR. While these developments increase uncertainty with regard to data protection regulation in the U.K., even in their current, substantially similar form, the GDPR and U.K. GDPR can expose businesses to divergent parallel regimes that may be subject to potentially different interpretations and enforcement actions for certain violations and related uncertainty. Failure to comply with the GDPR or the U.K. GDPR can result in significant fines and other liability, including, under the GDPR, fines of up to EUR 20 million (or GBP 17.5 million under the U.K. GDPR) or four percent (4%) of annual global revenue, whichever is greater. European data protection authorities have already imposed fines for GDPR violations of up to, in some cases, hundreds of millions of Euros.

Legal developments in the European Economic Area (“EEA”) have created complexity and uncertainty regarding processing and transfers of personal data from the EEA to the United States and other so-called third countries outside the EEA, including in the context of website cookies. Similar complexities and uncertainties also apply to transfers from the U.K. to third countries. While we have taken steps to mitigate the impact on us, such as implementing the European Commission’s standard contractual clauses (“SCCs”) and the U.K.’s international Data Transfer Agreement (or the U.K.’s international data transfer addendum that can be used with the SCCs), the efficacy and longevity of these mechanisms remains uncertain. On July 10, 2023, the European Commission adopted an adequacy decision concluding that the U.S. ensures an adequate level of protection for personal data transferred from the EU to the U.S. under the recently adopted EU-U.S. Data Privacy Framework (followed on October 12, 2023 with the adoption of an adequacy decision in the U.K. for the U.K.-U.S. Data Bridge); however, such new adequacy decision has been challenged in EU courts, and is likely to face additional challenges. Moreover, although the U.K. currently has an adequacy decision from the European Commission, such that SCCs are not required for the transfer of personal data from the EEA to the U.K., that decision will sunset in June 2025 unless extended and it may be revoked in the future by the European Commission if the U.K. data protection regime is reformed in ways that deviate substantially from the GDPR. The EU has also proposed legislation that would regulate non-personal data and establish new cybersecurity standards, and other countries, including the U.K., may similarly do so in the future. If we are otherwise unable to transfer data, including personal data, between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our financial results.

Further, as a Singapore-based company, we are also required to comply with the Singapore Personal Data Protection Act 2012 (“PDPA”) which governs the collection, use and disclosure of individuals’ personal data and seeks to ensure that organizations comply with a baseline standard of protection for personal data of individuals. The PDPA is administered and enforced by the Personal Data Protection Commission (“PDPC”). The PDPA requires organizations to comply with various obligations regarding the collection, use, disclosure and other processing of personal data and similarly requires organizations to comply with a mandatory breach notification obligation under certain circumstances. In addition, an organization must not transfer personal data to a country or territory outside Singapore except in accordance with the requirements prescribed under the PDPA. In this regard, an organization must ensure that the recipient of the personal data in that country outside Singapore is bound by legally enforceable obligations to provide to the transferred personal data a standard of protection that is at least comparable to the protection under the PDPA. Any improper use or disclosure of personal data and breaches of security leading to disclosure of personal data may also lead to criminal sanctions under the PDPA, reputational damage, and a direct loss of business. It is also important to note that for contraventions of the PDPA, the PDPC is empowered to impose financial penalties of up to S$1 million, or 10% of the organization’s annual turnover in Singapore (for organizations with annual turnover exceeding S$10 million), whichever is higher. The PDPC may publish enforcement decisions, which can have reputational consequences for organizations found to be in breach.

While we have implemented controls and procedures designed to comply with the requirements of the data privacy and security laws of some of the jurisdictions in which we operate, such procedures and controls may not be effective in ensuring compliance or preventing unauthorized transfers of personal data.

We are subject to U.S. and foreign anti-corruption, anti-bribery and similar laws, non-compliance with such laws can subject us to criminal or civil liability and harm our business.

We are subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, other anti-bribery and anti-corruption laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, promising, offering, providing, soliciting, or accepting, directly or indirectly, improper payments or benefits to or from any person whether in the public or private sector. We may engage with partners and third-party intermediaries to market our services and to obtain necessary permits, licenses and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities.

We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, and of our employees, representatives, contractors, partners and agents, even if we do not explicitly authorize such activities. We cannot provide any assurance that all of our employees and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible.

Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources and attention from senior management. In addition, noncompliance with anti-corruption or anti-bribery laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties, injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage and other collateral consequences.

Our business is exposed to risks associated with litigation, investigations and regulatory proceedings.

We may in the future face legal, administrative and regulatory proceedings, claims, demands and/or investigations involving stockholder, consumer, competition and/or other issues relating to our business on a global basis, including in connection with the Business Combination. Litigation and regulatory proceedings are inherently uncertain, and adverse rulings could occur, including monetary damages, or an injunction stopping us from engaging in certain business practices, or requiring other remedies, such as compulsory licensing of patents. An unfavorable outcome or settlement may result in a material adverse impact on our business, results of operations, financial position and overall trends. In addition, regardless of the outcome, litigation can be costly, time-consuming and disruptive to our operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future. In addition, the laws and regulations our business is subject to are complex and change frequently. We may be required to incur significant expense to comply with changes in, or remedy violations of, these laws and regulations.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on recoverable amounts. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, even those without merit, which could harm our business prospects, operating results and financial condition. We may face an inherent risk of exposure to claims in the event our development tools, or their outputs, do not perform as expected or malfunction. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our quantum computing software development tools and business and inhibit or prevent the commercialization of other future quantum computers and products, which would have material adverse effects on our brand, business, prospects and operating results. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages either in excess of our coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure additional product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

We are subject to requirements relating to environmental and safety regulations and environmental remediation matters, which could adversely affect our business, results of operations and reputation.

We are subject to numerous governmental environmental laws and regulations governing, among other things, solid and hazardous waste storage, treatment and disposal and remediation of releases of hazardous materials. There are significant capital, operating and other costs associated with compliance with these environmental laws and regulations. Environmental laws and regulations may become more stringent in the future, which could increase costs of compliance or require us to use alternative technologies and materials in our operations.

Governmental authorities also regulate a variety of matters, including, but not limited to, health, safety and permitting in addition to the environmental matters discussed above. New legislation and regulations may require us to make material changes to our operations, resulting in significant increases to the cost of production.

Government actions and regulations, such as tariffs, trade protection measures and national security concerns may limit our ability to provide products and services to our future customers and obtain products from our suppliers, which could have a material adverse impact on our business operations, financial results and growth plans.

Though we are a Singapore based company, political challenges between the United States and countries in our supply chain, including China, and changes to trade policies, including tariff rates and customs duties, trade relations between the United States and China and other macroeconomic and national security issues could adversely impact our business. Specifically, United States-China trade relations remain uncertain. The United States administration has continued to impose tariffs on certain products imported into the United States with China as the country of origin, and China has imposed tariffs in response to the actions of the United States. The likelihood of a further increase in tariffs on goods from China and the imposition of tariffs on goods sourced from other countries has materially increased in light of comments by the new U.S. presidential administration, which has repeatedly communicated an intention to impose additional duties on imports from China, as well as on imports from other countries. The U.S. government continues to add additional entities, in China and elsewhere, to restricted party lists impacting the ability of U.S. companies to provide products and technology, and, in certain cases, services, to these entities and, in some cases, to receive products, technology or services from these entities. The U.S. government also continues to increase end-use restrictions on the provision of products, technology and services to China and other countries including end-uses related to advanced computing. The new administration in the U.S. has indicated that it will impose tariffs against U.S. trading partners, including Canada, and there may be retaliatory tariffs against the U.S. as a result. These tariffs could adversely impact trade relations and result in higher costs. International trade conflict has contributed to (i) increased pressure on the supply chain and could further result in increased energy costs; (ii) inflation, which could result in increases in the cost of developing our products, reduced purchasing power, increased price pressure and reduce or cancelled orders; (iii) increased risk of cybersecurity attacks; and (iv) general market instability, all of which could adversely impact our business, operating results and financial condition. There is also a possibility of future tariffs, trade protection measures or other restrictions imposed on our products or on our future customers by the United States, China or other countries that could have a material adverse effect on our business. In addition, the Chinese government exercises significant control over China’s economy through the allocation of resources, control of the incurrence and payment of foreign currency-denominated obligations, setting of monetary policy and provision of preferential treatment to particular industries or companies. Changes in any of these policies, laws and regulations could adversely affect the overall economy in China or any indirect Chinese suppliers our supply chain may be exposed to, which could harm our business through higher supply costs, reduced availability or both.

Given the relatively fluid regulatory environment and existing national security concerns in China and the United States and uncertainty regarding how the U.S. government or Chinese and other foreign governments will act with respect to tariffs and international trade agreements and policies, a trade war, further governmental action related to tariffs or international trade policies, or additional tax or other regulatory changes in the future could directly and adversely impact our financial results and results of operations. We cannot predict what actions may ultimately be taken with respect to trade relations between the United States and China or other countries, what products may be subject to such actions or what actions may be taken by the other countries in retaliation. If we are unable to obtain or use components for inclusion in our products, if component prices increase significantly or if we are unable to export or sell our products to any of our future customers, our business, liquidity, financial condition and/or results of operations would be materially and adversely affected.

Our ability to use net operating loss carryforwards and other tax attributes may be limited.

We have incurred losses during our history; we do not expect to become profitable in the near future, and we may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire, if at all. As of December 31, 2024 we had net operating loss carryforwards of approximately S$17.5 million.

For example, U.S. federal net operating loss carryforwards generated in taxable periods beginning after December 31, 2017, may be carried forward indefinitely, but the deductibility of such net operating loss carryforwards is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to current federal law.

In addition, Horizon’s unutilized tax losses in Singapore can be carried forward indefinitely and are available for set-off against future taxable income, subject to compliance with the provisions of Section 37 of the Income Tax Act 1947 of Singapore (the “Singapore Income Tax Act”) and with the agreement of the Comptroller of Income Tax. In the event that (i) we are not able to comply with the relevant requirements of Section 37 of the Singapore Income Tax Act, including without limitation, there not having been any substantial change in the shareholders of Horizon and their shareholdings and there not having been any change in Horizon’s principal activities; and/or (ii) we are not able to obtain the Comptroller of Income Tax’s agreement for the carrying forward of unutilized tax losses, at the relevant time in the future, we may not be able to set-off such losses against future taxable income.

If we earn taxable income, such limitations will most likely result in increased future income tax liability and have an adverse effect on our future cash flows. We have recorded a valuation allowance related to our net operating loss carryforwards and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

Failure to comply with existing and changing laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or negatively impact our ability to contract with customers, including those in the public sector.

Our business is subject to regulation by various local and foreign governmental agencies, including agencies responsible for monitoring and enforcing data privacy and security laws and regulations, employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import and export controls, securities laws and tax laws and regulations. Increased scrutiny may also lead to new laws and regulations, or new applications of existing laws and regulations, that target topics such as AI, critical infrastructure software resiliency and concentration risk. Noncompliance by us, our employees, representatives, contractors, agents, intermediaries, or other third parties with applicable regulations or requirements could subject us to:

•        investigations, enforcement actions and sanctions;

•        disgorgement of profits, fines and damages;

•        civil and criminal penalties or injunctions;

•        claims for damages by our future customers;

•        termination of contracts;

•        loss of intellectual property rights;

•        loss of our license to do business in the jurisdictions in which we operate; or

•        temporary or permanent debarment from sales to government organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, results of operations and financial condition.

These laws and regulations impose added costs on our business, and failure by us, our employees, representatives, contractors, agents, intermediaries, or other third parties to comply with these or other applicable regulations and requirements could lead to claims for damages, penalties, termination of contracts, loss of exclusive rights in our intellectual property and temporary suspension or permanent debarment from government contracting. Any such damages, penalties, disruptions or limitations in our ability to do business with potential customers, including those in the public sector, could result in reduced sales of our products or services, substantial product inventory write-offs, reputational damage, penalties and other sanctions, any of which could harm our business, reputation and results of operations.

Additionally, as laws and regulations change in the jurisdictions in which we operate, we may be required to change our procedures, policies and products to ensure compliance with potential changes. Should this occur, the costs of compliance with and other burdens imposed by, industry-specific laws, regulations and interpretive positions may limit our future customers’ use and adoption of our services and reduce overall demand for our services. Compliance with these regulations may also require us to devote greater resources to support certain future customers, which may increase costs and lengthen sales cycles.

Risks Related to our Intellectual Property

We may be unable to obtain, maintain and protect our intellectual property rights and proprietary information such as if the scope of patent protection obtained is not sufficiently broad. Our competitors could develop and commercialize products and technology similar or identical to ours, and our ability to successfully commercialize our products and technology may be adversely affected.

Our intellectual property is important to our business. We rely on a combination of confidentiality clauses, assignment agreements and license agreements with employees and third parties, patents, trade secrets, copyrights and trademarks to protect our intellectual property and competitive advantage, all of which offer only limited protection. The steps we take to protect our intellectual property require significant resources and may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. We may be required to use significant resources to obtain, monitor and protect our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our platform and our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our proprietary information may be unenforceable under the laws of certain jurisdictions and foreign countries. In addition, we may not be able to acquire or maintain appropriate domain names in all countries in which we do business or prevent third parties from acquiring domain names that are similar to, infringe upon, diminish the value of our trademarks and other intellectual property. Furthermore, regulations governing domain names may not protect our trademarks or similar proprietary rights.

We enter into confidentiality and intellectual property agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. These agreements may not be effective in securing ownership of our intellectual property or controlling access to our proprietary information and trade secrets. The confidentiality agreements on which we rely to protect certain technologies may be breached, may not be adequate to protect our confidential information, trade secrets and proprietary technologies and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, trade secrets or proprietary technology. Further, these agreements do not prevent our competitors or others from independently developing technology that is substantially equivalent or superior to our technology. In addition, others may independently discover our trade secrets and confidential information, and in such cases, we likely would not be able to assert any trade secret rights against such parties. Additionally, we may from time to time be subject to opposition or similar proceedings with respect to applications for registrations of our intellectual property, including our trademarks. While we aim to acquire adequate protection of our brand through trademark registrations in key markets, occasionally third parties may have already registered or otherwise acquired rights to identical or similar marks for services that also address our market. We rely on our brand and trademarks to identify our platform and to differentiate our platform and services from those of our competitors, and if we are unable to adequately protect our trademarks third parties may use our brand names or trademarks similar to ours in a manner that may cause confusion in the market, which could decrease the value of our brand and adversely affect our business and competitive advantages.

Policing unauthorized use of our intellectual property and misappropriation of our technology and trade secrets is difficult and we may not always be aware of such unauthorized use or misappropriation. Despite our efforts to protect our intellectual property rights, unauthorized third parties may attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop services with the same or similar functionality as our platform and products. If our competitors infringe, misappropriate, or otherwise misuse our intellectual property rights and we are not adequately protected, or if our competitors are able to develop a platform or product with the same or similar functionality as ours without infringing our intellectual property, our competitive advantage and results of operations could be harmed. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. As a result, we may be aware of infringement by our competitors, but may choose not to bring litigation to enforce our intellectual property rights due to the cost, time and distraction of bringing such litigation. Furthermore, if we do decide to bring litigation, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits challenging or opposing our right to use and otherwise exploit particular intellectual property, services and technology or the enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our platform, prevent or delay introductions of new or enhanced solutions, result in our substituting inferior or more costly technologies into our platform or injure our reputation. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to developing and protecting their technology or intellectual property rights than we do.

Certain intellectual property rights, including patents and trademarks, are territorial in scope and enforceable only in the jurisdictions in which they are registered. Therefore, we may be unable to prevent infringement or unauthorized use of our intellectual property in countries where we do not hold valid registrations. Securing and maintaining protection in each and every jurisdiction in which we currently operate, or may operate in the future, is costly and may not be practicable. This limitation could affect our ability to enforce our rights globally, particularly in jurisdictions with weak intellectual property enforcement regimes or where third parties have already obtained similar prior rights.

Our patent applications may not result in issued patents or our patent rights may be contested, circumvented, invalidated or limited in scope, any of which could have a material adverse effect on our ability to prevent others from interfering with the commercialization of our products.

Our patent applications may not result in issued patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours. The status of patents involves complex legal and factual questions and the breadth of claims allowed is uncertain. As a result, we cannot be certain that any patent applications we have or will file will result in patents being issued, or that our patents and any patents that may be issued to us will afford protection against competitors with similar technology. Numerous patents and pending patent applications owned by others exist in the fields in which we have developed and are developing our technology. In addition to those who may have patents or patent applications directed to relevant technology with an effective filing date earlier than any of our existing patents or pending patent applications, any of our existing or pending patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable. Furthermore, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States, and thus we cannot be certain that foreign patent applications related to issued United States patents will be issued.

Even if our patent applications succeed and we are issued patents in accordance with them, it is still uncertain whether these patents will be contested, circumvented, invalidated or limited in scope in the future. The rights granted under any issued patents may not provide us with meaningful protection or competitive advantages, and some foreign countries provide significantly less effective patent enforcement than in the United States. In addition, the claims under any patents that issue from our patent applications may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. The intellectual property rights of others could also bar us from licensing and exploiting any patents that are issued from our pending applications. In addition, patents issued to us may be infringed upon or designed around by others and others may obtain patents that they need to license or design around, either of which would increase costs and may adversely affect our business, prospects, financial condition and operating results.

We may face patent infringement and other intellectual property claims that could be costly to defend, result in injunctions and significant damage awards or other costs. If third parties claim that we infringe upon or otherwise violate their intellectual property rights, our business could be adversely affected.

The computing and software industries are characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents, copyright and other intellectual property rights. Third parties may assert that our platform, solutions, technology, methods or practices infringe, misappropriate or otherwise violate their intellectual property. We face the risk of claims that we have infringed upon or otherwise violated third parties’ intellectual property rights. Our future success depends in part on not infringing upon or otherwise violating the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we are infringing upon or otherwise violating their intellectual property rights, and we may be found to be infringing upon or otherwise violating such rights. We may be unaware of the intellectual property rights of others that may cover some or all of our technology or conflict with our trademark rights. Any claims of intellectual property infringement or other intellectual property violations, even those without merit, could:

•        be expensive and time consuming to defend;

•        cause us to cease making, licensing or using our platform or products that incorporate the challenged intellectual property;

•        require us to modify, redesign, reengineer or rebrand our platform or products, if feasible;

•        cause significant delays in introducing new or enhanced services or technology;

•        divert management’s attention and resources; or

•        require us to enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property.

Any royalty or licensing agreements, if required, may not be available to us on acceptable terms or at all. A successful claim of infringement against us could result in our being required to pay significant damages, enter into costly settlement agreements, or prevent us from offering our platform or products, any of which could have a negative impact on our operating profits and harm our future prospects. We may also be obligated to indemnify our future customers or business partners in connection with any such litigation and to obtain licenses, modify our platform or products, or refund subscription fees, which could further exhaust our resources. Such disputes could also disrupt our platform or products, adversely affecting our future customer satisfaction and ability to attract potential customers.

We rely on certain open-source software in our systems. If licensing terms change, our business may be adversely affected.

Our platform utilizes software licensed to us by third-party authors under “open-source” licenses and we expect to continue to utilize open-source software in the future. The use of open-source software may entail greater risks than the use of third-party commercial software, as open-source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. To the extent that our platform depends upon the successful operation of the open-source software we use, any undetected errors or defects in this open-source software could prevent the deployment or impair the functionality of our platform, delay new solution introductions, result in a failure of our platform and injure our reputation. For example, undetected errors or defects in open-source software could render us vulnerable to breaches or security attacks, and, in conjunction, make our systems more vulnerable to data breaches.

Furthermore, some open-source licenses require the release of proprietary source code combined with, linked to or distributed with such open-source software to be released to the public. If we combine, link or distribute our proprietary software with open-source software in a specific manner, we could, under some open-source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar solutions with lower development effort and time and ultimately put us at a competitive disadvantage.

Although we monitor our use of open-source software to avoid subjecting our platform to conditions we do not intend to attach to such a platform or our proprietary code, we cannot assure you that our processes for controlling such use will be effective. If we are held to have breached the terms of an open-source software license, we could be required to seek licenses from third parties to continue operating using our solution on terms that are not economically feasible, to re-engineer our solution or the supporting computational infrastructure to discontinue use of code, or to make generally available, in source code form, portions of our proprietary code. This could allow our competitors to create similar solutions with lower development effort and time and ultimately put us at a competitive disadvantage.

Risks Related to Ownership of Holdco’s Securities

Following the consummation of the Business Combination, Holdco’s only significant asset will be its ownership of Horizon, and such ownership may not be sufficient to pay dividends or make distributions or obtain loans to enable Holdco to pay any dividends on its Holdco Ordinary Shares, pay its expenses or satisfy other financial obligations.

Following the consummation of the Business Combination, Holdco will be a holding company and will not directly own any assets other than its ownership of interests in Horizon and DMY. Holdco will depend on Horizon for distributions, loans and other payments to generate the funds necessary to meet its financial obligations, including its expenses as a publicly traded company, and to pay any dividends. The earnings from, or other available assets of, Horizon may not be sufficient to make distributions or pay dividends, pay expenses or satisfy Holdco’s other financial obligations.

Holdco will incur higher costs post-Business Combination as a result of increased legal and regulatory scrutiny associated with being a public company. Holdco’s management will be required to devote substantial time to comply with a public company’s responsibilities and corporate governance practices.

Holdco will incur significant additional legal, accounting, insurance and other expenses, including costs associated with public company reporting requirements following completion of the Business Combination. Holdco will incur higher costs associated with complying with the requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and related rules implemented by the SEC and Nasdaq. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. Additionally, we may need to develop our reporting and compliance infrastructure and may face challenges in complying with new requirements that may become applicable to us over time. If we fall out of compliance, we risk becoming subject to litigation or being delisted, among other potential problems.

Holdco expects these laws and regulations to increase its legal and financial compliance costs after the Business Combination and to render some activities more time-consuming and costly, although Holdco is currently unable to estimate these costs with any degree of certainty. Holdco’s management and other personnel are not experienced in managing a public company and will be required to devote a substantial amount of time to compliance with these requirements. Holdco may need to hire more employees post-Business Combination or engage outside consultants to comply with these requirements, which will increase its post-Business Combination costs and expenses. These laws and regulations could make it more difficult or costly for Holdco to obtain certain types of insurance, including directors’ and officers’ liability insurance, and Holdco may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for Holdco to attract and retain qualified persons to serve on the Holdco Board or board committees or as executive officers.

In the past, shareholders of some public companies brought securities class action suits following periods of instability in the market price of these companies’ securities. Holdco’s involvement in a class action suit could divert a significant amount of its management’s attention and other resources from its business, which could harm its results of operations and require it to incur significant expenses to defend the suit.

Any such class action suit, whether or not successful, could harm Holdco’s reputation and restrict its ability to raise capital in the future. In addition, if a claim is successfully made against it, Holdco may be required to pay significant damages, which could materially adversely affect its financial condition and results of operations.

Horizon’s management team has limited experience managing and operating a U.S. public company.

Members of Horizon’s management team have limited experience managing and operating a U.S. publicly traded company, interacting with U.S. public company investors, and complying with the increasingly complex laws pertaining to U.S. public companies. Its transition to being a U.S. public company subjects Horizon to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from its senior management and could divert their attention away from the day-to-day management of its business. Horizon may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal controls over financial reporting required of U.S. public companies. The development and implementation of the standards and controls necessary for Holdco to achieve the level of accounting standards required of a public company may require costs greater than expected. To support its operations as a U.S. public company, Horizon plans to recruit additional qualified employees or external consultants with relevant experience, which will increase its operating costs in future periods. Notwithstanding these efforts, should the factors described previously materialize, Horizon’s business, financial condition and results of operations could be adversely affected.

Reports published by analysts, including projections in those reports that differ from Holdco’s actual results, could adversely affect the price and trading volume of the Holdco Class A Ordinary Shares and Holdco Warrants.

Holdco’s management currently expects that securities research analysts will establish and publish their own periodic projections for its business. These projections may vary widely and may not accurately predict the results Holdco actually achieves. Trading prices of the Holdco Class A Ordinary Shares and Holdco Warrants may decline if its actual results do not match the projections of these securities research analysts. Similarly, if one or more of the analysts who write reports on Holdco downgrades its stock or publishes inaccurate or unfavorable research about its business, its share price could decline. While Holdco’s management expects research analyst coverage, if no analysts commence coverage of Holdco or if one or more analysts cease coverage, the trading price and volume for Holdco Class A Ordinary Shares and Holdco Warrants could be adversely affected.

Holdco does not expect to pay cash dividends in the foreseeable future.

Any decision to declare and pay dividends in the future will be made at the discretion of the Holdco Board and will depend on, among other things, applicable law, regulations, restrictions, Holdco’s results of operations, financial condition, cash requirements, contractual restrictions, the future projects and plans of Holdco and other factors that the Holdco Board may deem relevant. In addition, Holdco’s ability to pay dividends depends significantly on the extent to which it receives dividends from Horizon and there can be no assurance that Horizon will pay dividends. As a result, capital appreciation, if any, of Holdco Class A Ordinary Shares and Holdco Warrants will be an investor’s sole source of gain for the foreseeable future.

Holdco will have broad discretion in the use of its cash, cash equivalents and investments, and it may invest or spend such amounts in ways with which you may not agree or in ways which may not yield a return.

Holdco’s management will have considerable discretion in the application of its cash, cash equivalents and investments, and its shareholders will not have the opportunity to approve how such funds are being used. If such funds are used for corporate purposes that do not result in an increase to the value of its business, Holdco’s stock price could decline. Pending their use, Holdco may invest its cash, cash equivalents and investments in a manner that does not produce income or that loses value.

Holdco’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Holdco’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated, or the future consolidated results of operations or financial position of Holdco. See the section entitled, “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Investors may face difficulties enforcing foreign court judgments against us.

Currently, substantially all of our assets are located in Singapore and Ireland. It may be difficult for investors to enforce against us judgments obtained from courts outside these jurisdictions with regard to any actions pertaining to our assets located in those jurisdictions.

In addition, certain of our directors and officers are residents of Singapore and Ireland, and the majority of the assets of such persons are located in those countries. As a result, it may be difficult for investors to effect service of process upon our directors and officers who reside in Singapore and Ireland, or to enforce against them judgments obtained in courts outside Singapore and Ireland predicated upon the laws of jurisdictions other than Singapore and Ireland. Furthermore, not all jurisdictions in which we operate are parties to the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards. While some have bilateral treaties concerning the recognition and enforcement of foreign court judgments, they are not parties to any other multinational treaties in this regard. A civil judgment or decision from a foreign court is enforceable in certain countries only if there is a treaty between the countries, a reciprocal agreement, or if it is permitted by the domestic laws of the enforcing country. Certain countries, such as Singapore and Ireland, may establish grounds for their domestic courts to refuse the recognition and enforcement of foreign judgments, decisions, or even foreign arbitral awards.

Provisions in the Holdco A&R Constitution may inhibit a takeover of Holdco, which could limit the price investors might be willing to pay in the future for Holdco’s securities and could entrench management.

The Holdco A&R Constitution will contain provisions that may discourage unsolicited takeover proposals that shareholders of Holdco may consider to be in their best interests. Among other provisions, subject to the right of the shareholders of Holdco as specified in the Holdco A&R Constitution and applicable laws, the Holdco Board has the authority, without further action by its shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with the Holdco Class A Ordinary Shares. Subject to applicable laws, preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of the Holdco or make removal of management more difficult. However, under Singapore law, the Holdco Board may only exercise these rights and powers granted to them under the Holdco A&R Constitution for a proper purpose and for what they believe in good faith to be in the best interests of Holdco.

Claims for indemnification by the Sponsor and our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Provisions in the Holdco A&R Constitution will provide that we will indemnify our directors and officers. Additionally, we will enter into the Sponsor Indemnification Agreement with the Sponsor at the Closing. While we will procure directors’ and officers’ liability insurance policies which cover our directors, officers, and the Sponsor prior to the Closing, such insurance policies may not be available to us in the future at a reasonable rate and may not cover all potential claims for indemnification.

Holdco will be an “emerging growth company,” and it cannot be certain if the reduced SEC reporting requirements applicable to emerging growth companies will make Holdco Class A Ordinary Shares less attractive to investors, which could have a material and adverse effect on Holdco, including its growth prospects.

Upon consummation of the Business Combination, Holdco will be an “emerging growth company” as defined in the JOBS Act. Holdco will remain an “emerging growth company” until the earliest to occur of (i) the last day of the fiscal year (a) following the fifth anniversary of DMY’s initial public offering, (b) in which Holdco has total annual gross revenue of at least $1.235 billion or (c) in which Holdco is deemed to be a large accelerated filer, which means the market value of Holdco Class A Ordinary Shares held by non-affiliates exceeds $700 million as of the last business day of Holdco’s prior second fiscal quarter, and (ii) the date on which Holdco issued more than $1.0 billion in non-convertible debt during the prior three-year period. Holdco intends to take advantage of exemptions from various reporting requirements that are applicable to most other public companies that are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that Holdco’s independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

Furthermore, even after Holdco no longer qualifies as an “emerging growth company,” as long as Holdco continues to qualify as a foreign private issuer under the Exchange Act, Holdco will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 6-K containing unaudited financial and other specified information, upon the occurrence of specified significant events. In addition, Holdco will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, Holdco shareholders may not have access to certain information they deem important. Holdco cannot predict if investors will find Holdco Class A Ordinary Shares less attractive because it relies on these exemptions. If some investors find Holdco Class A Ordinary Shares less attractive as a result, there may be a less active trading market and share price for Holdco Class A Ordinary Shares may be more volatile.

As a “foreign private issuer” under the rules and regulations of the SEC, Holdco is permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules and is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to U.S. issuers.

Holdco is, and will be after the consummation of the Transactions, considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, Holdco is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act, although it may elect to file certain periodic reports and financial statements with the SEC on a voluntary basis on the forms used by U.S. domestic issuers. Holdco is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, Holdco’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Holdco’s securities.

In addition, as a “foreign private issuer”, Holdco is permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements. A foreign private issuer must disclose in its Annual Reports filed with the SEC each Nasdaq requirement with which it does not comply followed by a description of its applicable home country practice. Holdco cannot give any assurances that it will continue to follow such corporate governance requirements in the future, and may therefore in the future rely on available Nasdaq exemptions that would allow Holdco to follow its home country practice. Unlike the requirements of Nasdaq, Holdco is not required, under the corporate governance practice and requirements in Singapore for companies that are not listed on the Singapore Exchange, to have its board consist of a majority of independent directors, nor is Holdco required to have a compensation committee or a nominating and corporate governance committee consisting entirely of independent directors, or have regularly scheduled executive sessions with only independent directors each year. Such Singapore home country practices for companies that are not listed on the Singapore Exchange may afford less protection to holders of Holdco Class A Ordinary Shares. Notwithstanding the foregoing, Holdco does not intend to rely on any foreign private issuer exemptions at this time. For additional information regarding the corporate governance practices Holdco intends to follow in lieu of Nasdaq requirements, see the section of this proxy statement/prospectus entitled “Management of Holdco Following the Business Combination — Corporate Governance Practices.”

Holdco would lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of Holdco’s outstanding voting securities becomes directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of Holdco’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of Holdco’s assets are located in the United States; or (iii) Holdco’s business is administered principally in the United States. If Holdco loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, Holdco would likely incur substantial costs in fulfilling these additional regulatory requirements and members of Holdco’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

The Horizon Shareholders, whose interests may conflict with yours, can exercise significant influence over Holdco. The concentrated voting power of Holdco Ordinary Shares may prevent you and other shareholders from influencing significant decisions or may prevent or discourage unsolicited acquisition proposals or offers for our capital stock, and that may adversely affect the trading price of Holdco Ordinary Shares.

Upon the Closing, the Horizon Shareholders will beneficially own approximately (i) 85.5% of the issued and outstanding Holdco Ordinary Shares, in the No Additional Redemptions Scenario, or (ii) 85.5% of the issued and outstanding Holdco Ordinary Shares, in the 100% Redemptions Scenario. Immediately following the Business Combination, Holdco is expected to be a “controlled company” as defined under the Nasdaq rules, because the

Horizon Founder will beneficially own (i) approximately 69.1% of the voting power of Holdco, in the No Additional Redemptions Scenario, or (ii) approximately 69.1% of the voting power of Holdco, in the 100% Redemptions Scenario. For so long as the Horizon Founder holds at least a majority of the voting interests of Holdco and subject to applicable laws, the Horizon Founder will have the ability to significantly influence decision-making with respect to Holdco’s business direction and policies, and matters over which the Horizon Founder will, directly or indirectly, exercise significant influence following the Closing include: (i) increases or decreases in the size of the Holdco Board and the election of the directors of the Holdco Board; (ii) amendments of the organizational documents; and (iii) approval of other major corporate transactions, such as merger, consolidation, or sale of assets. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of the Horizon Founder. In addition, such concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares that you may feel are in your best interest as one of our shareholders. As a result, such concentrated control may adversely affect the market price of Holdco Class A Ordinary Shares.

Holdco’s dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of Holdco Class A Ordinary Shares may view as beneficial.

Holdco has a dual class share structure such that Holdco Ordinary Shares consist of Holdco Class A Ordinary Shares and Holdco Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, each Holdco Class A Ordinary Share is entitled to one vote and each Holdco Class B Ordinary Share is entitled to three (3) votes. The holder of Holdco Class B Ordinary Shares would have the right to convert each Holdco Class B Ordinary Share into one Holdco Class A Ordinary Share at any time, at the election of the holder of Holdco Class B Ordinary Shares. Upon any sale, assignment, transfer, pledge or other disposition of the Holdco Class B Ordinary Shares, whether or not for value and whether or not voluntary or involuntary (with certain customary exceptions described in more detail elsewhere in this proxy statement/prospectus), such Holdco Class B Ordinary Shares will automatically be converted into Holdco Class A Ordinary Shares at an initial conversion rate of one to one, subject to adjustment by the Holdco Board. Additionally, all outstanding Holdco Class B Ordinary Shares will automatically be converted into Holdco Class A Ordinary Shares at an initial conversion rate of one to one, subject to adjustment by the Holdco Board, as follows: (x) at 5:00 p.m., Singapore time, on the first day following the date on which the Horizon Founder is no longer serving as a director or officer of Holdco, (y) the death or incapacity of the Horizon Founder, and (z) such time as the number of outstanding Holdco Class B Ordinary Shares is less than 50% of the total number of Holdco Class B Ordinary Shares outstanding as of immediately following the Amalgamation (as equitably adjusted for share splits, reverse share splits, share dividends, reorganizations, consolidations, exchanges of shares or other similar transactions). The Holdco Class B Ordinary Shares are also convertible into an equal number of Holdco Class A Ordinary Shares at any time at the option of the holder.

Holdco Class A Ordinary Shares are not convertible into Holdco Class B Ordinary Shares under any circumstances. The holder of Holdco Class B Ordinary Shares will, subject to applicable laws, have the ability to control matters requiring shareholders’ approval, including any amendment of the organizational documents. Any future issuances of Holdco Class B Ordinary Shares may be dilutive to the voting power of holders of Holdco Class A Ordinary Shares. Any conversions of Holdco Class B Ordinary Shares into Holdco Class A Ordinary Shares may dilute the percentage ownership of the existing holders of Holdco Class A Ordinary Shares within their class of Holdco Ordinary Shares. Such conversions may increase the aggregate voting power of the existing holders of Holdco Class A Ordinary Shares. Future issuances of Holdco Class B Ordinary Shares may also be dilutive to holders of Holdco Class B Ordinary Shares.

As a result of the dual class share structure and the concentration of ownership, the Horizon Founder, the sole beneficial owner of Holdco Class B Ordinary Shares, will have considerable influence over decision-making with respect to Holdco’s business direction and policies. Subject to applicable laws, matters over which the Horizon Founder will, directly or indirectly, exercise significant influence following the Closing include: (i) increases or decreases in the size of the Holdco Board and the election of the directors of the Holdco Board; (ii) amendments of the organizational documents; and (iii) approval of other major corporate transactions, such as merger, consolidation, or sale of assets. This disparate voting rights structure may have anti-takeover effects, and may discourage, delay or prevent a change in control of Holdco, which could have the effect of depriving other shareholders of the opportunity to receive a premium for their Holdco Class A Ordinary Shares or Holdco Class A Ordinary Shares as part of a sale of Holdco and may reduce the price of Holdco Ordinary Shares.

Holdco will be a “controlled company” within the meaning of the Nasdaq rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

In addition to being a foreign private issuer, immediately following the Business Combination, Holdco is expected to be a “controlled company” as defined under the Nasdaq rules, because the Horizon Founder will beneficially own approximately 69.1% of the voting power of Holdco. Such controlling interest to be beneficially owned by the Horizon Founder will allow him to indirectly control, subject to applicable laws, matters submitted to the shareholders for vote. For as long as Holdco remains a controlled company under that definition, Holdco is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of the Holdco Board must consist of independent directors, that Holdco has to establish a compensation committee composed entirely of independent directors or that Holdco has independent director oversight of director nominations. However, Holdco does not intend to rely on any controlled company exemptions at this time. For additional information regarding the corporate governance practices Holdco intends to follow in lieu of Nasdaq requirements, see the section of this proxy statement/prospectus entitled “Management of Holdco Following the Business Combination — Corporate Governance Practices.”

Subsequent to completion of the Business Combination, Holdco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition, results of operations and stock price post-Business Combination, which could cause you to lose some or all of your investment.

Even though DMY has conducted due diligence on Horizon, it cannot assure you that this diligence will surface all material issues that may be present, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of DMY’s, Holdco’s or Horizon’s control will not later arise. As a result of these factors, Holdco may be forced to later write-down or write-off assets, restructure Holdco’s operations, or incur impairment or other charges that could result in reporting losses. Even if DMY’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with DMY’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on liquidity, the fact that Holdco reports charges of this nature could contribute to negative market perceptions about its securities post-Business Combination. Accordingly, any equity holders who choose to remain equity holders following the Business Combination could suffer a reduction in the value of their equity. Such equity holders are unlikely to have a remedy for such reduction in value unless they are able to claim successfully that the reduction was due to the breach by DMY directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that this proxy statement/prospectus contained an actionable material misstatement or material omission.

Sales of a substantial number of Holdco securities in the public market following the Business Combination could adversely affect the market price of Holdco Class A Ordinary Shares.

At the Closing, up to 27,994,580 Holdco Class A Ordinary Shares and 20,242,712 Holdco Class B Ordinary Shares are expected to be issued and outstanding, assuming the No Additional Redemptions Scenario (which scenario includes $1 million of additional SAFEs entered into as of the date of this proxy statement/prospectus, and assumes an aggregate of approximately $33.8 million of PIPE Investment for which there is no binding commitment as of the date of this proxy statement/prospectus and assumes no other financing). Of those shares up to 2,388,586 will be freely tradeable subject to registration requirements applicable to persons deemed to be “affiliates” of Holdco after the Closing and 41,980,370 shares will be subject to contractual lock-up obligation pursuant to the Lock-Up Agreement. Additionally, at Closing, 6,044,160 Holdco Class A Ordinary Shares will be issuable upon the exercise of 6,044,160 outstanding Holdco Warrants, 5,970,124 Holdco Class A Ordinary Shares will be issuable upon the exercise of 5,970,124 Holdco Options, and Holdco will have reserved an aggregate of [•] Holdco Class A Ordinary Shares pursuant to the 2025 Plan and [•] Holdco Class A Ordinary Shares pursuant to the ESPP.

When the applicable lock-up periods expire, our security holders subject to lock-up provisions will be able to sell Holdco Class A Ordinary Shares in the public market. Sales of a substantial number of such shares upon expiration of the lock-up provisions, the perception that such sales may occur or early release of these lock-up provisions could cause our market price to fall or make it more difficult for you to sell your Holdco Class A Ordinary Shares at a time and price that you deem appropriate.

The registration statement of which this proxy statement/prospectus forms a part also includes a resale prospectus with respect to the resale by the Selling Securityholder named therein of up to 2,884,660 Warrants and 2,884,660 Class A Ordinary Shares issuable upon the exercise of such Warrants. The Selling Shareholder may sell such securities at any time and from time to time after the expiration of applicable lock-up periods.

In addition, we may file a registration statement to register shares reserved for future issuance under our 2025 Plan and ESPP. Subject to the satisfaction of applicable vesting requirements and expiration of the lock-up provisions referred to above, the shares issued upon exercise of outstanding stock options would be available for immediate resale in the open market.

There can be no assurance that the Holdco Class A Ordinary Shares and Holdco Warrants will be approved for listing on Nasdaq following the Closing, or that Holdco will be able to comply with the continued listing rules of Nasdaq.

The initial eligibility for listing of Holdco’s securities on Nasdaq may depend on, among other things, the number of Public Shares that are redeemed. If Nasdaq refuses to list Holdco’s securities in connection with the Business Combination or if, after the Business Combination, Nasdaq delists the Holdco Class A Ordinary Shares or Holdco Warrants from trading on its exchange for failure to meet its listing rules, Holdco and its shareholders could face significant material adverse consequences including:

•        a limited availability of market quotations for our securities;

•        reduced liquidity for our securities;

•        a determination that Holdco Class A Ordinary Shares is a “penny stock” which will require brokers trading in Holdco Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If the Holdco Class A Ordinary Shares and Holdco Warrants are listed on Nasdaq, they will be covered securities. Although the states are preempted from regulating the sale of covered securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If Holdco’s securities are not, or are no longer listed on Nasdaq, such securities would not qualify as covered securities and Holdco would be subject to regulation in each state in which it offers its securities.

An active, liquid trading market for Holdco Class A Ordinary Shares and Holdco Warrants may not develop, which may limit your ability to sell Holdco Class A Ordinary Shares or Holdco Warrants.

Prior to the completion of the Business Combination, there was no public market for Holdco Class A Ordinary Shares or Holdco Warrants. Although we intend to apply to list the Holdco Class A Ordinary Shares and Holdco Warrants on Nasdaq upon the Closing under the ticker symbols “HQ” and “HQW,” respectively, an active trading market for Holdco Class A Ordinary Shares or Holdco Warrants may never develop or be sustained following the consummation of the Business Combination. The initial valuation of the Holdco Class A Ordinary Shares and Holdco Warrants may not be indicative of the market price of Holdco Class A Ordinary Shares and Holdco Warrants that will prevail in the open market after the consummation of the Business Combination. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of Holdco Class A Ordinary Shares and Holdco Warrants. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing Holdco Class A Ordinary Shares and Holdco Warrants.

The price of Holdco’s securities may be volatile, and the value of its securities may decline.

Holdco cannot predict the prices at which its securities will trade. The price of Holdco’s securities may not bear any relationship to the market price at which its securities will trade after the Business Combination or to any other established criteria of the value of its business and prospects, and the market price of its securities following the Business Combination may fluctuate substantially and may be lower than the price agreed by DMY and Horizon in connection with the Business Combination. In addition, the trading price of Holdco’s securities following the Business Combination could be subject to fluctuations in response to various factors, some of which are beyond its control. These fluctuations could cause you to lose all or part of your investment. Factors that could cause fluctuations in the trading price of Holdco’s securities include the following:

•        actual or anticipated fluctuations in Holdco’s financial condition or results of operations;

•        variance in Holdco’s financial performance from expectations of securities analysts;

•        changes in Holdco’s projected operating and financial results;

•        changes in laws or regulations applicable to Holdco’s business;

•        announcements by Holdco or its competitors of significant business developments, acquisitions or new offerings;

•        sales of Holdco’s securities by its shareholders or warrant holders, as well as the anticipation of lockup releases;

•        significant breaches of disruptions to or other incidents involving Holdco’s information technology systems or those of its business partners;

•        Holdco’s involvement in material litigation;

•        conditions or developments affecting the blue-collar lifetime service industry in China;

•        changes in senior management or key personnel;

•        the trading volume of Holdco’s securities;

•        general economic and market conditions; and

•        other events or factors, including those resulting from war, incidents of terrorism, global pandemics or responses to these events.

Short sellers may engage in manipulative activity intended to drive down the market price of Holdco Class A Ordinary Shares, which could also result in related regulatory and governmental scrutiny, among other effects.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of later buying lower priced identical securities to return to the lender. Accordingly, it is in the interest of a short seller of Holdco Class A Ordinary Shares for the price to decline. At any time, short sellers may publish, or arrange for the publication of, opinions or characterizations that are intended to create negative market momentum. Because we expect to have a limited public float immediately following the Closing, we may be vulnerable to such short seller attacks. Short selling reports may cause increased volatility in our stock price, and result in regulatory and governmental inquiries. Any inquiry or formal investigation from a governmental organization or other regulatory body, including any inquiry from the SEC or the U.S. Department of Justice, could result in a material diversion of our management’s time and could have a material adverse effect on our business and results of operations.

The process of taking a company public by means of a business combination with a special purpose acquisition company is different from taking a company public through an initial public offering and may create risks for Holdco’s unaffiliated investors.

A conventional initial public offering, or IPO, involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of proving that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of an IPO company’s business, financial condition and results of operations. Because there is no independent third-party underwriter involved in the Business Combination or the issuance of securities in connection therewith, investors will not receive the benefit of an outside independent review of Holdco’s, Horizon’s and DMY’s respective finances and operations typically performed in an initial public securities offering. Going public via a business combination with a special purpose acquisition company, such as DMY, may therefore result in less careful vetting of information that is presented to the public.

In addition, going public via a business combination with a special purpose acquisition company does not involve a bookbuilding process as is the case in an IPO. In any IPO, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a business combination involving a special purpose acquisition company, the value of the target company is established by means of negotiations between the target company and the special purpose acquisition company. The process of establishing the value of a target company in a business combination may be less effective than an IPO bookbuilding process and also does not reflect events that may have occurred between the date of the business combination agreement and the closing of the transaction. In addition, while IPOs are frequently oversubscribed, resulting in additional potential demand for shares in the aftermarket following an IPO, there is no comparable process of generating investor demand in connection with a business combination between a target company and a special purpose acquisition company, which may result in lower demand for Holdco’s securities after the Closing, which could in turn decrease liquidity and trading prices as well as increase trading volatility. Specifically, Horizon has discretion to waive certain closing conditions that are negotiated between the parties to the Business Combination Agreement and are not otherwise mandated by regulatory requirements, and as a result, Holdco may not be able to reap the benefits of such negotiations.

The DMY Public and Private Warrants will be assumed by Holdco and converted into warrants to purchase Holdco Class A Ordinary Shares, which will likely increase the number of Holdco Class A Ordinary Shares eligible for future resale in the public market and result in dilution to Holdco’s shareholders.

The DMY Public and Private Warrants will be assumed by Holdco and converted into corresponding warrants to purchase an aggregate of 6,044,160 Holdco Class A Ordinary Shares. The Holdco Public Warrants will not become exercisable until 30 days after the Closing, and will expire five years after the completion of the Business Combination. Each Holdco Warrant will entitle the holder thereof to purchase one ordinary share at a price of $11.50 per Holdco Class A Ordinary Share, subject to adjustment. The Holdco Warrants may be exercised only for a whole number of Holdco Class A Ordinary Shares. To the extent such warrants are exercised, additional Holdco Class A Ordinary Shares will be issued, which will result in dilution to the then-existing holders of Holdco Class A Ordinary Shares and increase the number of shares eligible for resale in the public market. The dilution, as a percentage of outstanding shares, caused by the exercise of the Holdco Warrants will increase if a large number of Public Shareholders elect to redeem their shares in connection with the Business Combination. Holders of the Public Warrants do not have a right to redeem such warrants in connection with the Business Combination. Accordingly, the redemption of Public Shares without any accompanying redemption of Public Warrants will increase the dilutive effect of the exercise of Public Warrants. For illustrative purposes, assuming the redemption of 1,169,293 Public Shares at $11.59 per share (calculated as of September 30, 2025), or approximately 50% of the outstanding Public Shares, and assuming each redeeming shareholder holds one-half of one DMY Public Warrant for each Public Share redeemed, representing the number of DMY Public Warrants initially included in the DMY Units, up to 584,646 DMY Public Warrants would be retained by redeeming shareholders (assuming the Business Combination occurred despite such redemptions, thereby permitting the exercise of DMY Public Warrants following the Closing) with an aggregate market value of approximately $1.6 million, based on the market price of $2.70 per DMY Public Warrant as of October 17, 2025. Sales of substantial numbers of Holdco Class A Ordinary Shares in the public market could adversely affect the market price of Holdco Class A Ordinary Shares.

The Warrant Agreement relating to the Holdco Warrants will provide that Holdco agrees that any action, proceeding or claim against it arising out of or relating in any way to such agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and that Holdco irrevocably submits to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This exclusive forum provision could limit Holdco Warrant holders’ ability to obtain what they believe to be a favorable judicial forum for disputes related to the Warrant Agreement.

In connection with the Business Combination, Holdco will enter into the Warrant Agreement through an assumption of and amendment to the existing warrant agreement entered into by DMY and the warrant agent in connection with DMY’s IPO, which relates to the DMY Warrants. The Warrant Agreement will provide that any action, proceeding or claim against Holdco arising out of or relating in any way to such agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, which will be the exclusive forum for any such action, proceeding or claim. This provision will apply to claims under the Securities Act but, as discussed below, will not apply to claims under the Exchange Act.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision in the Warrant Agreement will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Accordingly, the exclusive forum provision does not designate the courts of the State of New York as the exclusive forum for any derivative action arising under the Exchange Act, as there is exclusive federal jurisdiction in that instance.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the enforceability of the exclusive forum provision in the Warrant Agreement is uncertain, and a court may determine that such provision will not apply to suits brought to enforce any duty or liability created by the Securities Act or any other claim for which the federal and state courts have concurrent jurisdiction. Further, compliance with the federal securities laws and the rules and regulations thereunder cannot be waived by investors in Holdco’s securities.

The exclusive forum provision in the Warrant Agreement may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes related to the Warrant Agreement, which may discourage such lawsuits against Holdco and its directors or officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, Holdco may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition and results of operations and result in a diversion of the time and resources of Holdco’s management and board of directors.

Holdco may redeem unexpired Holdco Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem the outstanding Holdco Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of Holdco Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “Description of Holdco Securities — Holdco Warrants — Public Warrants — Anti-Dilution Adjustments”) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met. If and when the Holdco Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the Holdco Public Warrants as set forth above even if the holders are otherwise unable to exercise the Holdco Public Warrants. Redemption of the outstanding warrants could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would be substantially less than the market value of your warrants. As of the date of this proxy statement/prospectus, DMY Class A Shares have never traded above $18.00 per share, therefore neither current nor recent share prices meet or exceed the threshold that would allow Holdco to redeem Holdco Public Warrants.

In addition, we have the ability to redeem the outstanding Holdco Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that the closing price of Holdco Class A Ordinary Shares equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “Description of Holdco Securities — Holdco Warrants — Public Warrants — Anti-Dilution Adjustments”) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to proper notice of such redemption and provided that certain other conditions are met, including that holders will be able to exercise their warrants prior to redemption for a number of Holdco Class A Ordinary Shares determined based on the redemption date and the fair market value of Holdco Class A Ordinary Shares. Please see “Description of Holdco Securities — Holdco Warrants — Public Warrants — Redemption of warrants when the price per share of Class A common stock equals or exceeds $10.00.” The value received upon exercise of the warrants (i) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (ii) may not compensate the holders for the value of the warrants, including because the number of Holdco Class A Ordinary Shares received is capped at 0.361 Holdco Class A Ordinary Share per warrant (subject to adjustment) irrespective of the remaining life of the warrants. In addition, such redemptions may occur at a time when the Holdco Warrants are “out-of-the-money,” in which case holders thereof would lose any potential embedded value from a subsequent increase in the value of the Holdco Class A Ordinary Shares had such Holdco Warrants remained outstanding.

None of the Holdco Private Warrants will be redeemable by us so long as they are held by the Sponsor or its permitted transferees.

The Holdco Warrants will be recognized and accounted for as derivative liabilities in accordance with ASC 815 and will be recorded at fair value upon issuance with changes in fair value each period reported in earnings, which may have an adverse effect on the market price of the Holdco Class A Ordinary Shares.

The guidance contained in ASC 815-40 provides that because the Holdco Warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability. Accordingly, we will classify each of the Holdco Warrants as a liability at its fair value as determined by us based upon a valuation report obtained from an independent third party valuation firm. At each reporting period (1) the accounting treatment of the Holdco Warrants will be re-evaluated for proper accounting treatment as a liability or equity and (2) the fair value of the liability of the Holdco Warrants is remeasured and the change in the fair value of the liability is recorded as other income (expense) in our income statement. Changes in the inputs and assumptions for the valuation model we use to determine the fair value of such liability may have a material impact on the estimated fair value of the embedded derivative liability. The share price of Holdco Class A Ordinary Shares represents the primary underlying variable that will impact the value of the derivative instruments. Additional factors that may impact the value of the derivative instruments include the volatility of our share price, discount rates and stated interest rates. As a result, our financial statements and results of operations will fluctuate quarterly, based on various factors, such as the share price of the Holdco Class A Ordinary Shares, many of which are outside of our control. In addition, we may change the underlying assumptions used in our valuation model, which could in result in significant fluctuations in our results of operations. If our share price is volatile, we expect that we will recognize non-cash gains or losses on our warrants or any other similar derivative instruments each reporting period and that the amount of such gains or losses could be material. The impact of changes in fair value on earnings may have an adverse effect on the market price of Holdco Class A Ordinary Shares.

The issuance of additional share capital in connection with financings, acquisitions, investments, or otherwise will dilute all other shareholders.

Holdco expects to issue additional share capital in the future that will result in dilution to all other shareholders. Holdco may raise capital through equity financings in the future. As part of Holdco’s business strategy, it may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of the additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of the Holdco Ordinary Shares to decline.

Based on the actual redemptions by Public Shareholders in connection with the Business Combination, Holdco, DMY and Horizon may release from the lock-up restrictions contained in the Lock-Up Agreements all or a portion of the Holdco Class A Ordinary Shares issued to Horizon shareholders.

Holdco, DMY and Horizon are requiring as part of the Business Combination that all shareholders of Horizon sign a Lock-Up Agreement prior to the Closing, which will likely result in little liquidity for Holdco Class A Ordinary Shares immediately after the Closing, since only the Public Shareholders would have freely tradeable securities. However, as a result of such Lock-Up Agreements, if there are significant redemptions by Public Shareholders in connection with the Business Combination, Holdco may not have sufficient public float of the Holdco Class A Ordinary Shares as of the Closing to meet Nasdaq initial listing requirements. The parties have no current plan or expectation of releasing any Horizon Shareholder from such lock-up restrictions. The restrictions set forth in the Lock-Up Agreements are waivable in writing by Holdco, Horizon and DMY at any time prior to the Closing, and they may do so to the extent required for Holdco to have sufficient public float to meet Nasdaq initial listing requirements, which may result in a significant number of additional Holdco Class A Ordinary Shares being freely tradeable in the market immediately after the Closing, which could result in heavy selling of Holdco Class A Ordinary Shares immediately after the Closing by former Horizon shareholders.

Risks Related to Investments in Singapore Companies

Singapore take-over laws contain provisions which may vary from those in other jurisdictions.

Holdco is subject to the Singapore Take-Over Code. The Singapore Take-Over Code contains certain provisions that may possibly delay, deter or prevent a future take-over or change in control of Holdco. Under the Singapore Take-Over Code, except with the consent of the Securities Industry Council of Singapore (“SIC”), any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with him, in 30% or more of Holdco’s voting rights, is required to extend a take-over offer for all the relevant class(es) of shares in Holdco’s capital in accordance with the Singapore Take-Over Code. Except with the consent of the SIC, such a take-over offer is also required to be made if a person holding between 30% and 50% (both inclusive) of Holdco’s voting rights, either on his own or together with parties acting in concert with him, acquires additional voting shares representing more than 1% of Holdco’s voting rights in any six-month period. In the case where Holdco has more than one class of equity share capital, a comparable take-over offer must be made for each class of shares in accordance with the Singapore Take-Over Code and the SIC should be consulted in advance in such cases. While the Singapore Take-Over Code seeks to ensure an equality of treatment among shareholders in take-over or merger situations, its provisions could substantially impede the ability of the shareholders to benefit from a change of control and, as a result, may adversely affect the market price of the ordinary shares and the ability to realize any benefit from a potential change of control. In addition, an offeror must treat all shareholders of the same class in an offeree company equally. This concentration of ownership could accelerate, delay, defer or prevent a change in control of Holdco or a successful offer under the Singapore Take-Over Code by another person.

Risks Related to DMY and the Business Combination

Unless the context otherwise requires, references in this subsection “— Risks Related to DMY and the Business Combination” to “we”, “us”, and “our” generally refer to DMY in the present tense or Holdco from and after the Business Combination.

DMY’s securities were delisted from trading on the NYSE American exchange, effective as of the close of trading on September 29, 2025, which could limit investors’ ability to make transactions in DMY’s securities and subject DMY to additional trading restrictions.

NYSE American Rules Section 119(b) requires a special purpose acquisition company to complete one or more business combinations within 36 months of the effectiveness of its initial public offering registration statement. Because DMY did not complete its initial business combination on or before September 29, 2025, the trading of the DMY Class A Shares, DMY Public Warrants, and DMY units was suspended at the closing of business on September 29, 2025, and a Form 25-NSE was filed with the Securities Exchange Commission, which removed DMY’s securities from listing and registration on NYSE American. Beginning on September 30, 2025, the DMY Class A Shares and DMY Public Warrants are traded on the OTCQB Market and the DMY Units are quoted on the OTCID under the symbols “DMYY”, “DMYYW”, and “DMYYU”, respectively. After delisting from NYSE American, there may be a very limited market in which DMY’s securities are traded, the trading price of DMY’s securities may be adversely affected, and the DMY Class A Shares may be deemed to be a “penny stock”. DMY can provide no assurance that its securities will continue to trade on the OTC Market, whether broker-dealers will continue to provide public quotes of its securities on the OTC Market, or whether the trading volume of its securities will be sufficient to provide for an efficient trading market for existing and potential holders of its securities.

As a result of being traded on the over-the-counter market, DMY could face significant material adverse consequences, including:

•        a limited availability of market quotations for its securities;

•        reduced liquidity for its securities;

•        a determination that the DMY Class A Shares are a “penny stock” which will require brokers trading in the DMY Class A Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•        a limited amount of news and analyst coverage; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Additionally, the National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because DMY’s securities are no longer listed on a national securities exchange, they would not be considered covered securities. As a result, DMY’s securities would be subject to regulation in each state in which it offers its securities. However, since the Business Combination is structured such that Holdco is issuing its securities, rather than DMY, and Holdco’s securities are expected to be listed on Nasdaq upon the closing of the Business Combination, it is not expected that such designation will have a negative impact on the parties’ ability to consummate the Business Combination. Nevertheless, there is no assurance that a state could not seek to hinder or delay the Business Combination, which could possibly lead to DMY being forced to dissolve and liquidate. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by SPACs, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states.

Further, if DMY fails to meet criteria set forth in Rule 15c2-11 under the Exchange Act (for example, by failing to file periodic reports as required by the Exchange Act), various practice requirements are imposed on broker-dealers who sell securities governed by Rule 15c2-11 to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transactions prior to sale. Consequently, Rule 15c2-11 may have a material adverse effect on the ability of broker-dealers to sell DMY securities, which may materially affect the ability of investors to sell the securities in the secondary market. Not being listed on a national securities exchange may make trading in DMY securities difficult for investors, potentially leading to declines in the share price. It may also make it more difficult for DMY to raise additional capital.

We have identified material weaknesses in our internal controls over financial reporting. These material weaknesses could continue to adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

DMY’s management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. DMY’s management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

DMY identified an error in the formula for the redemption value for DMY Class A shares subject to possible redemption as of March 31, 2024, June 30, 2024 and September 30, 2024, which resulted in a material misstatement of DMY Class A Shares subject to possible redemption and the accumulated deficit and related financial disclosures in each of the Quarterly Reports on Form 10-Q as of and for the three months ended March 31, 2024, as of and for the three and six months ended June 30, 2024, and as of and for the three and nine months ended September 30, 2024 (the “2024 Affected Periods”). As a result, our management has concluded that a material weakness existed in the DMY’s internal control over financial reporting as of December 31, 2024, and that the DMY’s disclosure controls and procedures were ineffective as of December 31, 2024. DMY’s intends to take steps to remediate this material weakness, including plans to increase scrutiny over Trust Account balances, to enhance documentation of processes, and to increase communication among DMY’s management and the DMY Board. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects.

Additionally, DMY’s identified an error in our Quarterly Report on Form 10-Q as of and for the three months ended March 31, 2025 (the “2025 Affected Period”). We concluded that we had not properly recognized excise tax payable under the Inflation Reduction Act of 2022 (“IRA”) related to the redemption of 3,980,414 shares of DMY Class A Shares in January 2024. While the impact was previously considered immaterial at December 31, 2024 due to offsetting over-accrued income taxes, that offset was eliminated in the first quarter of 2025, making the full liability material. As a result, the audit committee of the DMY Board, in consultation with management, determined that the financial statements for the quarter ended March 31, 2025 should no longer be relied upon and must be restated.

The error in the 2025 Affected Period reflects a deficiency in our internal controls related to the evaluation and recognition of excise tax obligations. As a result, DMY’s management has concluded that a material weakness existed in DMY’s internal control over financial reporting as of March 31, 2025, and that DMY’s disclosure controls and procedures were not effective as of March 31, 2025. Although we maintain processes to identify and apply accounting requirements, this error highlights the need for enhanced procedures to monitor complex and emerging tax-related guidance and to ensure timely recognition of such obligations. Our remediation plans include increasing access to technical tax resources, strengthening internal review procedures, and consulting more frequently with third-party advisors on new or complex tax and accounting matters.

Efforts to remediate the foregoing material weaknesses may not be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting. If our efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence and cause the market price of DMY Class A Shares to decline.

We can give no assurance that the measures we have taken or plan to take in the future will remediate the material weaknesses identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls.

DMY may face litigation and other risks as a result of the material weaknesses in our internal control over financial reporting.

As discussed above, we have identified material weaknesses in our internal controls over financial reporting. As a result of such material weaknesses, the restatement of our financial statements for the 2025 Affected Period and the 2024 Affected Periods and other matters raised or that may in the future be raised by the SEC, we face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatements and material weaknesses in our internal control over financial reporting and the preparation of our financial statements. As of the date of this Registration Statement, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future.

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

We may not have sufficient liquidity to meet our anticipated obligations prior to the completion of the Business Combination. We have until December 29, 2025 to consummate the Business Combination. Although DMY intends to complete the Business Combination within the Combination Period, there can be no assurance that we will be able to consummate the Business Combination by this time. If the Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of DMY. Accordingly, DMY’s management has determined that the mandatory liquidation, should the Business Combination not occur, and potential subsequent dissolution raises substantial doubt about our ability to continue as a going concern.

Neither the DMY Board nor any committee thereof obtained a third-party valuation or fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, you have no assurance from an independent source that the price DMY is paying for Horizon is fair to DMY — and, by extension, its securityholders — from a financial point of view.

Neither the DMY Board nor any committee thereof is required to obtain an opinion (or any similar report) from an independent investment banking or accounting firm that the price that DMY is paying for Horizon in the Business Combination is fair to DMY or its shareholders from a financial point of view. In analyzing the Business Combination, the DMY Board consulted with its advisors, including legal counsel and Needham, and with DMY management and considered a number of factors, uncertainties and risks, including, but not limited to, those discussed under “Proposal No. 1 — The Business Combination Proposal — DMY Board’s Reasons for the Approval of the Business Combination,” and concluded that the Business Combination was in the best interest of DMY Shareholders. Accordingly, investors will be relying solely on the judgment of the DMY Board in valuing Horizon, and the DMY Board may not have properly valued such businesses. As a result, the terms may not be fair from a financial point of view to DMY Public Shareholders. The lack of a third-party valuation or fairness opinion (or any similar report or appraisal) may also lead an increased number of DMY Shareholders to vote against the Business Combination or demand redemption of their Public Shares, which could potentially impact DMY’s ability to consummate the Business Combination. For information about the standards used by the DMY Board in evaluating the Business Combination Agreement and proposed Business Combination with Horizon, see “Proposal No. 1 — The Business Combination Proposal — Background of the Business Combination”.

The Sponsor, DMY’s Directors and Officers and their affiliates have interests in the Business Combination and the proposals described in this proxy statement/prospectus that are different from, or in addition to and/or in conflict with, those of the DMY Shareholders generally.

When you consider the recommendation of the DMY Board to vote in favor of approval of the Business Combination Proposal and the other proposals included herein, you should keep in mind that the Sponsor and DMY’s directors and officers have interests in such proposals that are different from, in addition to and/or in conflict with, those of the DMY Shareholders generally. These interests include, among other things:

•        the fact that the Sponsor holds 1,163,484 Founder Shares which were initially purchased for an aggregate of $25,000, and such shares will have a significantly higher value at the time of the Business Combination. At the Closing, the Sponsor will hold an aggregate of 1,163,484 Holdco Class A Ordinary Shares issued upon the conversion of such Founder Shares, which if unrestricted and freely tradeable, would be valued at approximately $14.8 million, based on the $12.70 closing price of the DMY Class A Shares on OTCQB on October 17, 2025. However, given that such Holdco Class A Ordinary Shares will be subject to a lock-up described elsewhere in this proxy statement/prospectus, DMY believes such shares have less value;

•        the fact that, as a result of the low purchase price paid for the Founder Shares, if the Business Combination is completed, the Sponsor is likely to be able to make a substantial profit on its investment even at a time when the Holdco Class A Ordinary Shares have lost significant value. Accordingly, the economic interests of the Sponsor diverge from the economic interests of DMY Public Shareholders because the Sponsor will realize a gain on its investment from the completion of any business combination while DMY Public Shareholders will realize a gain only if the post-Closing trading price exceeds $10.00 per share;

•        the fact that the Sponsor holds 2,884,660 DMY Private Warrants, initially purchased for $1.00 per DMY Private Warrant, or $2,884,660 in the aggregate, in a private placement that occurred simultaneously with the closing of the DMY IPO; such warrants will automatically be assumed by Holdco at the effective time of the SPAC Merger and will become Holdco Private Warrants exercisable for 2,884,660 Holdco Class A Ordinary Shares at an initial exercise price of $11.50 per share. DMY estimates that, at the Closing, if unrestricted and freely tradeable, such Holdco Warrants would be valued at approximately

$7.8 million, based on the $2.70 closing price of the DMY Public Warrants on OTCQB on October 17, 2025. However, given that such Holdco Warrants will be subject to a lock-up described elsewhere in this proxy statement/prospectus, DMY believes such warrants have less value;

•        the fact that Sponsor has waived its right to redeem any DMY Common Stock held by it in connection with the shareholder vote to approve the Business Combination;

•        the fact that, if DMY were to liquidate rather than complete an initial business combination, the Sponsor will lose its entire investment in DMY, which totals approximately $6,437,807 as of the date of this proxy statement/prospectus, comprising the $25,000 purchase price for the Founder Shares, the $2,884,660 purchase price for the DMY Private Warrants purchased by Sponsor in a private placement concurrently with the DMY IPO, the $947,850 Overfunding Loan, an aggregate of $1,091,667 of Contributions for Extensions to the Combination Period, up to $1.5 million of which may be converted into Holdco Private Warrants or repaid in cash at the Closing, and $1,688,630 of other loans, advances, and out-of-pocket expenses. However, if DMY fails to consummate a business combination within the Combination Period and liquidates, such loans will not be converted into warrants and any loans, advances, and out-of-pocket expenses will only be repaid to the extent of any cash outside of the Trust Account. The potential loss of this investment may have incentivized Sponsor and its affiliates to pursue a business combination transaction on unfavorable terms in order to avoid a liquidation;

•        the fact that, if the Trust Account is liquidated, including in the event DMY is unable to complete an initial business combination within the Combination Period, the Sponsor has agreed that it will be liable to DMY if and to the extent any claims by a third party for services rendered or products sold to DMY, or a prospective target business with which DMY has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.15 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.15 per Public Share due to reductions in the value of the trust assets, less taxes payable and up to $100,000 of interest to pay dissolution expenses; provided that such obligation will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable), any claims by DMY’s independent registered public accounting firm, or any claims under the indemnity of the underwriters of the DMY IPO against certain liabilities, including liabilities under the Securities Act;

•        the fact that Harry You, DMY’s Chairman, Chief Executive Officer, and Chief Financial Officer and an affiliate of the Sponsor, is expected to be a director of Holdco after the Closing. As such, in the future, Mr. You may receive fees for his service as a director, which may consist of cash or stock-based awards, and any other remuneration that the Holdco Board determines to pay to its non-employee directors;

•        the fact that, pursuant to the Registration Rights Agreement, the Sponsor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Holdco Ordinary Shares and Holdco Warrants held by it following the consummation of the Business Combination. DMY estimates that the Sponsor will hold an aggregate of 1,163,484 Holdco Class A Ordinary Shares, 2,884,660 Holdco Warrants, and 2,884,660 Holdco Class A Ordinary Shares underlying Holdco Warrants subject to registration rights;

•        the fact that each of DMY’s directors, other than Harry You, will receive $100,000 in cash as compensation for director services upon the earlier of the Closing or DMY’s liquidation. Although such directors are entitled to receive such compensation even if DMY does not consummate an initial business combination before the end of the Combination Period and liquidates, such persons will not have any claim against the Trust Account for such payments. Accordingly, in the event that DMY liquidates, DMY may be unable to pay such director fees;

•        the fact that Holdco and Horizon agreed to enter into the Sponsor Indemnification Agreement with Sponsor at the Closing, pursuant to which Holdco and Horizon will indemnify, exonerate and hold harmless Sponsor and the Sponsor Indemnified Persons from and against any and all Sponsor Indemnified

Liabilities arising out of or relating to any pending or threatened action, cause of action, suit, litigation, investigation, proceeding, inquiry, arbitration or claim against any of them or in which any of them may be a participant or may otherwise be involved (including as a witness) that arise out of or relates to DMY’s operations or conduct of its business, the Business Combination, and/or any claim against the Sponsor and/or a Sponsor Indemnified Person alleging any expressed or implied management, control or endorsement of any activities of DMY, or any express or implied association with Holdco, Horizon, or DMY, or any of their respective affiliates. The Sponsor Indemnification Agreement will not however apply to claims arising primarily out of (a) any breach by such Sponsor Indemnified Person of any other agreement between such Sponsor Indemnified Person, on the one hand, and Horizon, Holdco or DMY or any of their respective subsidiaries, on the other hand, or (b) the willful misconduct, gross negligence or bad faith of such Sponsor Indemnified Person; and

•        the continued indemnification of former and current directors and officers of DMY and the Sponsor and the continuation of directors’ and officer’s liability insurance after the Business Combination.

As a result of the foregoing interests, the Sponsor and DMY’s directors and officers will benefit from the completion of the Business Combination and may be incentivized to complete an acquisition of a less favorable target company or on terms that would be less favorable to Public Shareholders. In the aggregate, the Sponsor has approximately $26.3 million at risk that depends upon the completion of the Business Combination.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Massachusetts law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to DMY, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About DMY — Conflicts of Interest.”

The existence of financial and personal interests of one or more of DMY’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of DMY and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals set forth in this proxy statement/prospectus. The financial and personal interests of the Sponsor, as well as DMY’s directors and officers, may have influenced their motivation in identifying and selecting Horizon as the Business Combination target, completing the Business Combination with Horizon and influencing the operation of the business following the initial business combination. In considering the recommendation of the DMY Board to vote in favor of approval of the proposals set forth in this proxy statement/prospectus, unaffiliated DMY Shareholders should keep in mind that the Sponsor and DMY’s directors and officers and entities affiliated with them, have interests in such proposals that are different from, or in addition to, those of unaffiliated DMY Shareholders.

DMY’s officers and directors presently have, and any of them in the future may have additional, fiduciary or contractual obligations to other entities and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

Until the Closing of the Business Combination, DMY is in the business of identifying and combining with one or more businesses. Each of DMY’s officers and directors presently has, and any of them in the future may have, additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favor. Each of DMY’s officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of the DMY officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such other entity. We do not believe, however, that the fiduciary duties or contractual obligations of the DMY officers or directors will materially affect our ability to complete the Business Combination.

In addition, the Sponsor and DMY officers and directors may sponsor or form other special purpose acquisition companies similar to DMY or may pursue other business or investment ventures. Any such companies, businesses or investments may present additional conflicts of interest. For a complete discussion of our executive officers’ and directors’ business affiliations and the potential conflicts of interest, see the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and DMY’s Directors and Officers in the Business Combination.”

DMY’s officers and directors may negotiate employment and consulting agreements with Horizon. These agreements may provide for them to receive compensation following the Business Combination and as a result, may cause them to have conflicts of interest in determining whether the Business Combination is the most advantageous.

DMY’s officers and directors may be able to remain with Holdco after the completion of the Business Combination only if they are able to negotiate employment or consulting agreements with Horizon in connection with the Business Combination. Other than the expectation that Harry You will serve as a director of Holdco following the Closing of the Business Combination and will be entitled to compensation for his service as a director when and as determined by the Holdco Board, Holdco and Horizon have no commitments as of the date of this proxy statement/prospectus to enter into employment or consulting agreements with any other of DMY’s officers and directors. Such negotiations could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to Holdco after the Closing of the Business Combination. The personal and financial interests of such individuals may influence their motivation in completing the Business Combination, subject to their fiduciary duties under Massachusetts law.

The Sponsor and the other Holders of Founder Shares have agreed to vote in favor of the Business Combination and related transactions, regardless of how our Public Shareholders vote.

The Sponsor and other Holders of Founder Shares have agreed to vote in favor of all the proposals being presented at the Special Meeting, regardless of how the Public Shareholders vote. No consideration has been or will be paid by DMY, Horizon, or Holdco to the Sponsor and other Holders of Founder Shares in connection with such agreements. As of the date of this proxy statement/prospectus, the Sponsor and the other Holders of Founder Shares collectively owned 1,579,750 shares of DMY Common Stock, which represented 40.3% of our issued and outstanding DMY Common Stock. The Sponsor also may from time to time purchase DMY Class A Shares prior to the Closing.

Pursuant to the DMY Articles and Massachusetts law, the approval of each of the Business Combination Proposal and Adjournment Proposal (if submitted to DMY Shareholders for a vote) requires the affirmative vote of a majority of the votes cast by the holders of shares of DMY Common Stock at the Special Meeting. As a result, in addition to Founder Shares held by the Sponsor and other Holders of Founder Shares, we would need 379,419, or 16.2%, of the 2,338,586 outstanding DMY Public Shares to be voted in favor of the Business Combination Proposal and the Adjournment Proposal in order to approve each such proposal, assuming all outstanding DMY Common Stock are present and cast a vote at the DMY Special Meeting. If only a minimum quorum of outstanding shares of DMY Common Stock were present at the DMY Special Meeting, then we would not need any DMY Public Shares to be voted in favor of the Business Combination in order to have our initial Business Combination approved.

Pursuant to the DMY Articles and Massachusetts law, the advisory approval of each of the Advisory Organizational Documents Proposals requires the affirmative vote of a majority of the shares of DMY Common Stock entitled to vote thereon. As a result, in addition to Founder Shares held by the Sponsor and other Holders of Founder Shares, we would need 379,419, or 16.2%, of the 2,338,586 outstanding DMY Public Shares to be voted in favor of each of the Advisory Organizational Documents Proposals in order to approve each such proposal.

The Public Shareholders will experience immediate dilution as a consequence of the issuance of Holdco Ordinary Shares as consideration in the Business Combination, potential issuances in connection with financing, and due to future issuances of equity awards to Horizon employees, directors, or consultants. Having a minority share position may reduce the influence that DMY’s current shareholders have on the management of Holdco.

DMY Shareholders will experience immediate dilution as a consequence of the Business Combination. Under the Business Combination Agreement, the number of Holdco Ordinary Shares to be issued to Horizon Shareholders in connection with the Business Combination is estimated to be approximately 85.5% of the issued and outstanding Holdco Ordinary Shares and 92.1% of the voting power of the Holdco Ordinary Shares immediately following the consummation of the Business Combination, assuming the No Additional Redemptions Scenario, using an Estimated Exchange Ratio of 2.50 (based on a Redemption Price of $11.59 as of September 30, 2025), and without giving effect to any dilutive instruments, such as the exercise of the Holdco Options and Holdco Warrants. Currently, the DMY Public Shareholders own approximately 59.7% of the issued and outstanding DMY Common Stock. Assuming the No Additional Redemptions Scenario and a Redemption Price of approximately $11.59 per share (estimated using an assumed Closing Date of September 30, 2025), using an Estimated Exchange Ratio of 2.50, and without giving effect to any dilutive instruments, such as the exercise of the Holdco Options and Holdco Warrants, it is expected that immediately after the consummation of the Business Combination, the DMY Public Shareholders will hold approximately 5.0% of the issued and outstanding Holdco Ordinary Shares and 2.8% of the voting power of the Holdco Ordinary Shares. These percentages assume that no Holdco Warrants or Holdco Options will be exercised and there are no other issuances of equity securities of Holdco prior to or in connection with the Closing, including any equity awards that may be issued to Horizon employees, directors, or consultants following the Business Combination. The No Additional Redemptions Scenario includes $1 million of additional SAFEs entered into as of the date of this proxy statement/prospectus, and assumes an aggregate of approximately $33.8 million of PIPE Investment for which there is no binding commitment as of the date of this proxy statement/prospectus and assumes no other financing. If the actual facts are different from these assumptions, the percentage ownership retained by DMY’s existing shareholders in Holdco will be different.

As redemptions increase, the overall percentage ownership and voting percentage held by the Sponsor, other Holders of Founder Shares, and Horizon Shareholders will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. If the amount of PIPE Investment or Additional Financing is greater than the amount assumed in connection with the No Additional Redemptions Scenario, such financing would further increase dilution to Public Shareholders, and the amount of such potential additional dilution will not be calculable until definitive agreements for a PIPE Investment and/or Additional Financing are entered into, if any.

For more information on the percentage of the issued and outstanding Holdco Ordinary Shares immediately following the Closing that are expected to be held by securityholders, in various redemptions scenarios, see “Questions and Answers About the Business Combination — What equity stake will current DMY shareholders and Horizon shareholders hold in Holdco immediately after the Closing?” and for more information about dilution to Public Shareholders, see “Dilution.”

The ability of our Public Shareholders to exercise redemption rights with respect to a large number of our shares could increase the probability that the Business Combination would be unsuccessful and that you would have to wait for liquidation in order to redeem your Public Shares.

The Business Combination Agreement requires us to have an amount of Aggregate Closing Cash at the Closing equal to the Requisite Working Capital plus Transaction Expenses, which amount is estimated to be $62 million. We do not know how many DMY Public Shareholders may exercise their redemption rights. If a larger number of DMY Public Shares are submitted for redemption than we initially expected and the Minimum Cash Condition is not met, Horizon may elect not to consummate the Business Combination. If the Business Combination is unsuccessful, you would not receive your pro rata portion of the funds in the Trust Account until we liquidate the Trust Account. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time our shares may trade at a discount to the pro rata amount per share in the Trust Account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with your exercise of redemption rights until we liquidate or you are able to sell your shares in the open market.

Further, if a larger number of DMY Public Shares is submitted for redemption than we initially expected, we may need to reserve a greater portion of the cash in the Trust Account or arrange for third-party financing. Raising additional third-party financing may involve dilutive equity issuances or the incurrence of indebtedness at higher than desirable levels. In addition, the amount of the deferred underwriting commissions payable to the underwriter will not be adjusted for any DMY Public Shares that are redeemed in connection with the Business Combination. The per share amount we will distribute to DMY Public Shareholders who properly exercise their redemption rights will not be reduced by the deferred underwriting commission and after such redemptions, the amount held in trust will continue to reflect our obligation to pay the entire deferred underwriting commissions. The above considerations may limit our ability to complete the Business Combination or optimize Holdco’s capital structure.

If a shareholder fails to receive notice of our offer to redeem DMY Public Shares in connection with the Business Combination, or fails to comply with the procedures for submitting its shares, such shares may not be redeemed.

If a shareholder fails to receive our proxy materials, such shareholder may not become aware of the opportunity to redeem its shares. In this proxy statement/prospectus, we require our DMY Public Shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to deliver their shares to Continental prior to the date that is two business days prior to the scheduled vote on the Business Combination Proposal. In addition, we require DMY Public Shareholder seeking redemption of his, her or its DMY Public Shares to also submit a written request for redemption to Continental two business days prior to the scheduled vote on the Business Combination Proposal in which the name of the beneficial owner of such shares is included. In the event that a shareholder fails to comply with these or any other procedures disclosed in this proxy statement/prospectus its shares may not be redeemed.

The Sponsor may elect to purchase DMY Public Shares and DMY Public Warrants from DMY Public Shareholders, which may reduce the public “float” of our DMY Class A Shares.

At any time prior to the DMY Special Meeting, subject to applicable securities laws (including with respect to material non-public information), the Sponsor, our directors, executive officers, or their affiliates may purchase DMY Public Shares or DMY Public Warrants in privately negotiated transactions or in the open market, or may enter into transactions with investors and others to provide them with incentives to acquire DMY Public Shares or DMY Public Warrants or not to redeem their DMY Public Shares, although they are under no obligation to do so. There is no limit on the number of DMY Public Shares or DMY Public Warrants the Sponsor, DMY’s directors, officers, or their affiliates may purchase in such transactions, subject to compliance with applicable law and the OTC Markets rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase DMY Public Shares or DMY Public Warrants in such transactions. Such purchases may include a contractual acknowledgment that such shareholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor, DMY’s directors, executive officers, or their affiliates purchase DMY Public Shares in privately negotiated transactions from DMY Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of any such purchases of DMY Public Shares could be to satisfy the Minimum Cash Condition where it appears that such requirement would otherwise not be met. The purpose of any such purchases of DMY Public Warrants could be to reduce the number of DMY Public Warrants outstanding. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible. In addition, if such purchases are made, the public “float” of Holdco Class A Ordinary Shares and Holdco Warrants and the number of beneficial holders of Holdco’s securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of Holdco’s securities on Nasdaq or another a national securities exchange. However, in the event the Sponsor, DMY’s directors, executive officers, and their affiliates were to purchase shares or warrants from DMY Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act. Additionally, any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent applicable.

A DMY Public Shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account may not put such shareholder in a better future economic position.

The price at which a shareholder may be able to sell its Holdco Ordinary Shares in the future following the completion of the Business Combination is not determinable as of the date of this proxy statement/prospectus. Certain events following the consummation of the Business Combination may cause an increase in Holdco’s share price and may result in a lower value realized now than a DMY Public Shareholder might realize in the future had the shareholder redeemed their DMY Public Shares. Similarly, if a DMY Public Shareholder does not redeem their DMY Public Shares, the shareholder will bear the risk of ownership of Holdco Ordinary Shares after the consummation of the Business Combination, and a shareholder may not be able to sell its Holdco Ordinary Shares in the future for a greater amount than the Redemption Price set forth in this proxy statement/prospectus. A DMY Public Shareholder should consult, and rely solely upon, the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If you or a “group” of shareholders are deemed to hold in excess of 15% of our DMY Class A Shares, you will lose the ability to redeem all such shares in excess of 15% of our DMY Class A Shares.

The SPAC Organizational Documents provide that a DMY Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the DMY Public Shares, which we refer to as the “Excess Shares” without prior consent. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination. Your inability to redeem the Excess Shares will reduce your influence over our ability to complete the Business Combination and you could suffer a material loss on your investment in us if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if we complete the Business Combination. And as a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your DMY Public Shares or warrants, potentially at a loss.

DMY Public Shareholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) our completion of the Business Combination, and then only in connection with those DMY Public Shares that such shareholder properly elected to redeem, subject to the limitations and on the conditions described herein, (ii) the redemption of any DMY Public Shares properly submitted in connection with a shareholder vote to amend the DMY Articles (A) to modify the substance or timing of our obligation to allow redemption in connection with the Business Combination or to redeem 100% of DMY Public Shares if we do not complete the Business Combination within the Combination Period or (B) with respect to any other material provisions relating to shareholders’ rights or pre-Closing activity, and (iii) the redemption of DMY Public Shares if we are unable to complete the Business Combination within the Combination Period, subject to applicable law and as further described herein. In addition, if our plan to redeem DMY Public Shares if we are unable to complete an initial Business Combination within the Combination Period is not completed for any reason, compliance with Massachusetts law may require that we submit a plan of dissolution to our then-existing shareholders for approval prior to the distribution of the proceeds held in our Trust Account. In that case, Public Shareholders may be forced to wait beyond the Combination Period before they receive funds from our Trust Account. In no other circumstances will a Public Shareholder have any right or interest of any kind in the Trust Account. Holders of DMY Warrants will not have any right to the proceeds held in the Trust Account with respect to the warrants. Accordingly, to liquidate your investment, you may be forced to sell your Public Shares or DMY Public Warrants, potentially at a loss.

The net cash available to Holdco from the Trust Account in respect of each Public Share that is not redeemed will be materially less than the price per share ascribed in the Business Combination Agreement to the Holdco Ordinary Shares to be issued to Horizon Shareholders.

In recent litigation following the closing of other de-SPAC transactions, plaintiffs have alleged that it was a material omission for the SPAC not to have disclosed in its proxy statement/prospectus that the “net cash per public share” of the SPAC was materially below the price per share ascribed to the combined company’s shares to be issued to the target shareholders in the business combination. While such litigation has been brought against Delaware SPACs in Delaware courts (and DMY is a Massachusetts corporation), and without acknowledging the relevance of the net cash per share information or the merits of any such claim, DMY Public Shareholders should be aware that the net cash available to Holdco from the Trust Account in respect of each Public Share that is not redeemed will be materially less than the assumed approximately $11.59 per share ascribed in the Business Combination Agreement to the Holdco Ordinary Shares to be issued to Horizon Shareholders (which is equal to the assumed Redemption Price for the DMY Public Shares estimated using an assumed Closing Date of September 30, 2025) due to transaction expenses attributable to DMY and dilution from the DMY Founder Shares, PIPE Investment, and DMY Warrants rollover to Holdco Warrants.

For illustrative purposes, (1) under the No Additional Redemptions Scenario, such amount would be equal to $8.78 per share, which is the quotient of (a)(x) $125.3 million, which includes (i) approximately $27.1 million in cash from the Trust Account (as of September 30, 2025, assuming no redemptions), less (ii) the amount of estimated transaction expenses of $17.4 million, plus (iii) $33.8 million of assumed PIPE Investment proceeds, plus (y) $69.5 million, assuming all Holdco Warrants are exercised for cash, divided by (b) 12,879,012, which is the sum of (i) 2,338,586 (which is the number of DMY Public Shares outstanding assuming no redemptions), plus (ii) 1,579,750 (which is the number of Founder Shares that will remain outstanding upon the Closing), plus (iii) 2,916,516 (which is the assumed number of Holdco Class A Ordinary Shares that would be issued in the PIPE Investment), plus (iv) 6,044,160 (which is the number of Holdco Class A Ordinary Shares issuable upon the exercise of Holdco Warrants, assuming such warrants are in the money), and (2) under the 100% Redemptions Scenario, such amount would be equal to $8.76 per share, which is the quotient of (a)(x) $113.1 million, which includes (i) $0 in cash remaining in the Trust Account (after redemptions of $27.1 million under the 100% Redemptions Scenario), less (ii) the amount of estimated transaction expenses of $17.4 million, plus (iii) $61.2 million of assumed PIPE Investment proceeds, plus (y) $69.5 million, assuming all Holdco Warrants are exercised for cash, divided by (b) 12,902,396, which is the sum of (i) 0 (which is the number of DMY Public Shares that remain outstanding assuming the 100% Redemptions Scenario), plus (ii) 1,579,750 (which is the number of Founder Shares that will remain outstanding upon the Closing), plus (iii) 5,278,486 (which is the assumed number of Holdco Class A Ordinary Shares that would be issued in the PIPE Investment), plus (iv) 6,044,160 (which is the number of Holdco Class A Ordinary Shares issuable upon the exercise of Holdco Warrants, assuming such warrants are in the money). In either case, such “net cash per public share” would be less than the assumed approximately $11.59 price per share ascribed to the Holdco Ordinary Shares to be issued to Horizon Shareholders in the Business Combination Agreement. This calculation does not take into account that, upon the Closing, Horizon will be part of Holdco along with the cash from the Trust Account, and all shareholders of Holdco — not just the Public Shareholders — will bear the dilutive impact of the transaction expenses and the DMY Founder Shares.

We do not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete the Business Combination with which a substantial majority of our shareholders or warrant holders do not agree.

The DMY Articles do not provide a specified maximum redemption threshold. The Business Combination Agreement includes a Minimum Cash Condition equal to the Requisite Working Capital plus Transaction Expenses, which amount is estimated to be $62 million, and while we expect such condition to be met through a mixture of a potential PIPE Investment, Additional Financing, and retained DMY Public Shares, it may be waived by Horizon prior to the Closing. As a result, we may be able to complete the Business Combination even though a substantial majority of DMY Public Shareholders do not agree with the Business Combination and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to the Sponsor. In the event the cash remaining in the Trust Account after the redemption of Public Shares that are validly submitted for redemption plus any PIPE Investment, Additional Financing, and cash available on the balance sheets of DMY and Horizon does not satisfy the Minimum Cash Condition, unless Horizon waives the Minimum Cash Condition, we will not complete the Business Combination or redeem any shares, all DMY Public Shares submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination or liquidate.

DMY Public Shareholders may not know prior to the redemption deadline or prior to the DMY Special Meeting whether the Minimum Cash Condition is satisfied.

If DMY receives valid redemption requests from holders of DMY Public Shares prior to the redemption deadline, DMY may, at its sole discretion, following the redemption deadline and until the Closing Date, seek and permit withdrawals by one or more of such holders of their redemption requests. DMY may select which holders to seek such withdrawals of redemption requests from based on any factors DMY may deem relevant and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account, including where DMY otherwise would not satisfy the Minimum Cash Condition. DMY and Horizon may also continue to seek financing up to the Closing. Accordingly, there may be a period of time after the DMY Special Meeting and before the Closing when shareholders do not know whether this closing condition is satisfied. Accordingly, Public Shareholders may be required to make redemption and voting decisions without knowing whether all of the conditions to closing the Business Combination will be satisfied.

There is no assurance that any PIPE Investment or Additional Financing as contemplated in the Business Combination will be completed.

DMY and Horizon have agreed to use reasonable best efforts to obtain PIPE financing from third-party investors and to consummate a PIPE Investment substantially concurrently with the Closing. Further, DMY and Horizon may upon mutual determination, seek Additional Financing. The Business Combination Agreement is conditioned upon satisfaction of the Minimum Cash Condition, and PIPE Financing or Additional Financing will be required in order to satisfy such condition. Although DMY and Horizon continue to work toward obtaining financing on market terms, and Horizon received $3 million in SAFE financing prior to the execution of the Business Combination Agreement. As of the date of this proxy statement/prospectus Horizon has entered into SAFEs for an additional $1 million. No other definitive agreement for any financings has been entered into as of the date of this proxy statement/prospectus, and DMY, Horizon, and Holcdo cannot assure you that any financing will be obtained on terms favorable to the parties or at all. Accordingly, there are substantial uncertainties with respect to the financing amount, terms and timing of any financing, as well as the dilutive effect of such financing to non-redeeming Public Shareholders. Furthermore, there can be no assurances that any such financing can be secured at all. Lack of financing would cause us to fail to satisfy the Minimum Cash Condition. Further, lack of financing may cause the Business Combination to become less attractive to some investors, which may make it more difficult for us to complete the Business Combination.

We intend to issue shares to PIPE Investors in connection with the Business Combination at the Redemption Price, which may be less than the prevailing market price of our shares at the Closing.

In connection with the Closing, we intend to issue shares pursuant to PIPE Investments in order to complete the Business Combination and provide sufficient liquidity and capital to Holdco. The per share purchase price of the PIPE Investments is expected to be equal to the Redemption Price, which may be less than the market price for our shares at the Closing. This may dilute the interests of the existing DMY Shareholders in a manner that would not ordinarily occur in a traditional IPO and could result in both a reduction in the trading price of our shares to the Redemption Price and fluctuations in the net tangible book value per share of Holdco’s securities following the Closing.

We may issue notes or other debt securities, or otherwise incur substantial debt, to complete the Business Combination, subject to Horizon’s consent, which may adversely affect our leverage and financial condition and thus negatively impact the value of our shareholders’ investment in us.

Although we have no commitments as of the date of this proxy statement/prospectus to issue any notes or other debt securities, or to otherwise incur outstanding debt, we may choose to incur substantial debt to complete the Business Combination, subject to Horizon’s consent, pursuant to the covenants set forth in the Business Combination Agreement. We and our officers have also agreed that we will not incur any indebtedness unless we have obtained from the lender a waiver of any right, title, interest or claim of any kind in or to the monies held in the Trust Account. As such, no issuance of debt will affect the per share amount available for redemption from the Trust Account. Nevertheless, the incurrence of debt could have a variety of negative effects, including:

•        default and foreclosure on our assets if our operating revenues after the Business Combination are insufficient to repay our debt obligations;

•        acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach certain covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•        our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•        our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•        using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on DMY Class A Shares if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•        limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•        increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•        limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

We may be unable to obtain additional financing to complete the Business Combination or to fund the operations and growth of Horizon which could compel us to restructure or abandon the Business Combination.

If any PIPE Investment or Additional Financing plus the funds retained in the Trust Account, net of redemptions, are not sufficient to meet the Minimum Cash Condition, and if Horizon waives the Minimum Cash Condition, Holdco could be required to make adjustments to its business plans in light of available capital resources. Further, we may be required to obtain additional financing in connection with the Closing of the Business Combination for general corporate purposes, including for maintenance or expansion of operations of Horizon, the payment of principal or interest due on indebtedness incurred in completing the Business Combination or to fund the purchase of other companies. For example, Holdco could elect not to pursue or to delay some of Horizon’s current strategic objectives or may be required to raise additional capital earlier than anticipated. We cannot assure you that such financing will be available on acceptable terms, if at all. If we are unable to complete the Business Combination, DMY Public Shareholders may only receive their pro rata portion of the funds in the Trust Account that are available for distribution to DMY Public Shareholders. The failure to secure additional financing could have a material adverse effect on the continued development or growth Holdco and Horizon. None of our officers, directors or shareholders is required to provide any financing to us in connection with or after the Business Combination.

In order to effectuate an initial business combination, SPACs have, in the recent past, amended various provisions of their charters and other governing instruments, including their warrant agreements. We cannot assure you that we will not seek to amend the DMY Articles or other governing instruments, or certain agreements related to the DMY IPO in a manner that will make it easier for us to complete the Business Combination that our shareholders may not support, and such amendments may be done without shareholder approval.

In order to effectuate a business combination, SPACs have, in the recent past, amended various provisions of their charters and governing instruments. For example, SPACs have amended the definition of business combination, increased redemption thresholds and extended the time to consummate an initial business combination and, with respect to their warrants, amended their warrant agreements to require the warrants to be exchanged for cash and/or other securities. Amending the DMY Articles requires the approval of holders of 65% of DMY Common Stock, and amending DMY’s Warrant Agreement requires a vote of holders of at least 50% of the DMY Public Warrants and, solely with respect to any amendment to the terms of the DMY Private Warrants or any provision of the warrant agreement with respect to the DMY Private Warrants, 50% of the number of the then outstanding DMY Private Warrants. In addition, the DMY Articles require DMY to provide DMY Public Shareholders with the opportunity to redeem their DMY Public Shares for cash if we propose an amendment to the DMY Articles (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of DMY Public Shares if we do not complete an initial business combination within the Combination Period or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity. To the extent any of such amendments would be deemed to fundamentally change the nature of the securities offered in the DMY IPO, we would register, or seek an exemption from registration for, the affected securities. We cannot assure you that we will not seek to amend the SPAC Organizational Documents or extend the time to consummate an initial business combination in order to effectuate our initial business combination.

Each of the agreements related to the DMY IPO, other than the Warrant Agreement and the Trust Agreement, may be amended without shareholder approval. Such agreements include: the underwriting agreement; the Insider Letter; the registration rights agreement among DMY and the Sponsor; the private placement warrants purchase agreement between DMY and the Sponsor; and the Administrative Services Agreement dated October 4, 2022, between DMY and the Sponsor. These agreements contain various provisions that DMY Public Shareholders might deem to be material. For example, the Insider Letter and the underwriting agreement contain certain lock-up provisions with respect to the DMY Founder Shares and DMY Private Warrants. Amendments to such agreements would require the consent of the applicable parties thereto and would need to be approved by the DMY Board, which may do so for a variety of reasons, including to facilitate the Business Combination. While we do not expect the DMY Board to approve any amendment to any of these agreements prior to the Business Combination, it may be possible that the DMY Board, in exercising its business judgment and subject to its fiduciary duties, chooses to approve one or more amendments to any such agreement. Any amendment entered into in connection with the consummation of the Business Combination will be disclosed in this proxy statement/prospectus, as applicable, and any other material amendment to any of our material agreements will be disclosed in a filing with the SEC. Any such amendments would not require approval from shareholders, may result in the completion of the Business Combination that may not otherwise have been possible, and may have an adverse effect on the value of an investment in our securities. For example, amendments to the lock-up provision discussed above may result in the Sponsor selling their securities earlier than they would otherwise be permitted, which may have an adverse effect on the price of our securities.

We may not be able to complete the Business Combination within the Combination Period, in which case we would cease all operations except for the purpose of winding up and we would redeem our Public Shares and liquidate.

We must complete the Business Combination within the Combination Period, otherwise the DMY Articles and the Investment Management Trust Agreement dated October 4, 2022, as amended, between DMY and Continental Stock Transfer & Trust Company, as trustee (the “Trust Agreement”) require that we liquidate the Trust Account and wind up. We may not be able to complete the Business Combination within the Combination Period. Our ability to complete the Business Combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. If we have not completed the Business Combination within such time period, and such time period is not extended with the approval of DMY Shareholders, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem one hundred percent (100%) of the Public in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to DMY to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Public Shares, which redemption will completely extinguish rights of the Public Shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the DMY Board in accordance with applicable law, dissolve and liquidate, subject in each case to DMY’s obligations under the MBCA to provide for claims of creditors and other requirements of applicable law.

The Sponsor may decide not to extend the term we have to consummate our initial Business Combination, in which case we would cease all operations except for the purpose of winding up and we would redeem our Public Shares and liquidate.

DMY initially had 15 months from the closing of the DMY IPO, or January 4, 2024, to consummate an initial business combination. The DMY Articles also provided that DMY could, by resolution of the DMY Board, extend the period of time to consummate a business combination twice by an additional 3 month period (for a total of 21 months to complete a Business Combination), subject to the Sponsor depositing into the Trust Account $631,900 in the aggregate for each extension. On January 2, 2024, DMY’s shareholders approved an amendment to the DMY Articles to extend the date by which DMY has to consummate a business combination from January 4, 2024 to January 29, 2024 and to allow DMY, without another shareholder vote, by resolution of the DMY Board, to elect to further extend the extended date up to twenty-three times for an additional one month each time, until up to December 29, 2025, only if the Sponsor or its designee would deposit into the Trust Account as a loan, (i) on or before January 4, 2024, with respect to the initial extension, an amount of $41,667, and (ii) one business day following the public announcement by us disclosing that the DMY Board has determined to implement an additional monthly extension, with respect to each such additional extension, an amount of $50,000. In connection with the shareholder approval of the extension, an aggregate of 3,980,414 DMY Public Shares were redeemed, and DMY paid approximately $42.0 million accordingly on January 4, 2024. DMY shareholders are not entitled to vote or redeem their DMY Public Shares in connection with any such additional extension. However, DMY shareholders will be entitled to vote and redeem their DMY Public Shares in connection with a shareholder meeting held to approve the Business Combination and in connection with any shareholder meeting held to further amend the DMY Articles to extend the Combination Window past December 29, 2025.

As of the date of this proxy statement/prospectus, the DMY Board has approved 21 such monthly extensions, to October 29, 2025, and the Sponsor has deposited an aggregate of $1,091,667 into the Trust Account in connection with such extensions. While we expect the DMY Board will continue to approve monthly extensions, and the Sponsor or its designee will continue to make contributions to the Trust Account, during the pendency of the Business Combination, they are not required to do so.

If we are unable to consummate the Business Combination within the Combination Period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem one hundred percent (100%) of the DMY Public Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to DMY to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Public Shares, which redemption will completely extinguish rights of DMY Public Shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the DMY Board in accordance with applicable law, dissolve and liquidate, subject in each case to DMY’s obligations under the MBCA to provide for claims of creditors and other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants if we fail to complete the Business Combination within the Combination Period.

If the net proceeds of the DMY IPO and sale of the DMY Private Warrants not being held in the Trust Account are insufficient to allow us to operate until the completion of the Business Combination, we will depend on loans from the Sponsor or management team to complete the Business Combination.

As of June 30, 2025, we had approximately $348 in cash available to us outside of the Trust Account to fund our working capital requirements. In order to provide contributions and to finance transaction costs in connection with a Business Combination, DMY issued a convertible note to an affiliate of the Sponsor with a principal amount up to $1.75 million on January 2, 2024. While we believe that the funds available to us under such note will be sufficient to allow us to operate until at least the completion of the Business Combination, we cannot assure you that our estimate is accurate.

Neither the Sponsor, members of DMY’s management team nor any of their affiliates is under any obligation to advance funds to us. Any such advances would be repaid only from funds held outside the Trust Account or from funds released to us upon the Closing. Up to $1,500,000 of any working capital loans may be convertible into Holdco Private Warrants at a price of $1.00 per Holdco Private Warrant at the option of the lender. Such warrants would be identical to the DMY Private Warrants purchased in a private placement, which occurred simultaneously with DMY’s IPO, except that they would be exercisable for Holdco Class A Ordinary Shares in lieu of DMY Class A Shares. Prior to the Closing, we do not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account. If we are unable to complete the Business Combination within the required time period because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. Consequently, our Public Shareholders may only receive an estimated $10.15 per share, or possibly less, on our redemption of our Public Shares. There are no redemption rights or liquidating distributions with respect to our warrants.

During the pendency of the Business Combination, DMY will not be able to enter into an agreement with another party because of restrictions in the Business Combination Agreement. If the Business Combination is not completed, those restrictions may make it harder for DMY to complete an alternate business combination before its liquidation date.

While the Business Combination Agreement is in effect, neither DMY nor Horizon may solicit, assist, facilitate the making, submission or announcement of, or intentionally encourage any alternative acquisition proposal, such as a merger, material sale of assets or equity interests or other Business Combination, with any third party, even though any such alternative acquisition could be more favorable to their respective shareholders than the Business Combination. In addition, if the Business Combination is not completed, these provisions will make it more difficult for DMY to complete an alternative business combination following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect.

The completion of the Business Combination is subject to certain closing conditions under the Business Combination Agreement and any such conditions may not be satisfied on a timely basis, if at all.

The completion of the Business Combination is subject to a number of conditions. The timing and completion of the Business Combination is not assured and is subject to risks, including the risk that DMY and Horizon shareholder approval is not obtained, the failure to meet the Minimum Cash Condition and the failure to obtain approval for listing of Holdco Ordinary Shares on Nasdaq, in each case subject to certain terms specified in the Business Combination Agreement (as described under “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing”), or that other closing conditions are not satisfied.

If DMY does not complete the Business Combination, DMY could be subject to various risks, including:

•        negative reactions from the financial markets, including declines in the price of DMY Public Shares due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

•        the attention of DMY management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

We may not be able to complete the Business Combination since such initial business combination may be subject to regulatory review and approval requirement, including foreign investment regulations and review by government entities such as the Committee on Foreign Investment in the United States (“CFIUS”), or may be ultimately prohibited.

The Business Combination may be subject to regulatory review and approval requirements by governmental entities, or ultimately prohibited. For example, CFIUS has authority to review direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings, and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties choose not to file voluntarily. If CFIUS determines that an investment subject to its jurisdiction presents national security risks, CFIUS has the power to require mitigation measures on the investment or can recommend that the President prohibit it or order divestment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on — among other factors — the nature and structure of the transaction, the nationality of the parties, the level of beneficial ownership interest and the nature of any information or governance rights involved.

DMY is incorporated in Massachusetts and the Sponsor is incorporated in Delaware. The Sponsor is exclusively “controlled” for CFIUS purposes by Harry You, who is a U.S. citizen, and thus we do not believe that the Sponsor is a “foreign person” as defined in the CFIUS regulations. We further do not believe a CFIUS filing would be required for the Business Combination provided that no other foreign person will acquire “control” of Horizon or Holdco and Horizon and Holdco do not have a U.S. business that produces, designs, tests, manufactures, fabricates, or develops one or more “critical technologies,” as those terms are defined in the CFIUS regulations.

Involvement of any non-U.S. persons in the Business Combination (e.g., as existing shareholders of a target company or as investors), however, may increase the risk that the Business Combination becomes subject to regulatory review, including review by CFIUS. If the Business Combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the transaction without notifying CFIUS and risk CFIUS intervention, before or after closing the transaction. If CFIUS were to review the Business Combination, CFIUS may decide to block or delay the Business Combination, impose conditions with respect to the Business Combination, recommend that the President of the United States order us to divest all or a portion of the U.S. target business of the Business Combination that we acquired without first obtaining CFIUS approval, or impose penalties if CFIUS believes that a mandatory notification requirement applied and was not met. In addition, certain federally licensed businesses may be subject to rules or regulations that limit foreign ownership.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete the Business Combination, our failure to obtain any required approvals within the completion window may require us to liquidate. If we are unable to consummate the Business Combination within the completion window, including as a result of extended regulatory review of the Business Combination, we will, as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares for a pro rata portion of the funds held in the Trust Account, subject to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment.

The exercise of DMY management’s discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in the DMY Shareholders’ best interest.

In the period leading up to the Closing, events may occur that may require DMY to agree to amend the Business Combination Agreement, to consent to certain actions taken by Horizon, or to waive rights that DMY is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Horizon’s business, a request by Horizon to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement, or the occurrence of other events that would have a material adverse effect on Horizon’s business. In any of such circumstances, it would be at DMY’s discretion, acting through the DMY Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors may result in a conflict of interest on the part of such director(s) between what he or she or they may believe is best for DMY and DMY Shareholders and what he or she or they may believe is best for himself or herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, DMY does not believe there will be any changes or waivers that DMY management would be likely to make after DMY Shareholder Approval has been obtained. While certain changes could be made without further DMY Shareholders’ approval, DMY will circulate a new or amended proxy statement/prospectus and re-solicit DMY Shareholders if changes to the terms of the transaction that would have a material impact on DMY Shareholders are required prior to the vote on the Business Combination Proposal.

DMY and Horizon will not have any right to make damage claims against each other for the breach of any representation, warranty or covenant made by DMY or Horizon in the Business Combination Agreement.

The Business Combination Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the Closing, except for those covenants that by their terms expressly apply in whole or in part after the Closing and then only with respect to breaches occurring after Closing. As a result, DMY and Horizon will have no remedy available to it if the Business Combination is consummated and it is later revealed that there was a breach of any of the representations, warranties and covenants made by either DMY or Horizon at the time of the Business Combination.

DMY may be targeted by securities class action and derivative lawsuits that could result in substantial costs and may delay or prevent the Business Combination from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on DMY’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed, or from being completed within the expected time frame, which may adversely affect DMY’s and Horizon’s respective businesses, financial condition and results of operation.

If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.15 per share.

Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (except for our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of DMY Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of DMY under the circumstances. WithumSmith+Brown, PC, our independent registered public accounting firm, and the underwriters of the DMY IPO will not execute agreements with us waiving such claims to the monies held in the Trust Account.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of DMY Public Shares, if we are unable to complete the Business Combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the Business Combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by DMY Public Shareholders could be less than the $10.15 per DMY Public Share initially held in the Trust Account, due to claims of such creditors. Pursuant to the Insider Letter, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.15 per DMY Public Share and (ii) the actual amount per DMY Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.15 per DMY Public Share due to reductions in the value of the trust assets, less taxes payable; provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of the DMY IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked the Sponsor to reserve for such indemnification obligations, nor have we independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that the Sponsor’s only assets are securities of DMY. Therefore, we cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.15 per DMY Public Share. In such event, we may not be able to complete the Business Combination, and you would receive such lesser amount per share in connection with any redemption of your DMY Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

DMY’s directors may decide not to enforce the indemnification obligations of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to DMY Public Shareholders.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.15 per DMY Public Share and (ii) the actual amount per DMY Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.15 per DMY Public Share due to reductions in the value of the trust assets, in each case less taxes payable, and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to DMY Public Shareholders may be reduced below $10.15 per DMY Public Share.

We may not have sufficient funds to satisfy indemnification claims of the Sponsor, directors and officers.

We have agreed to indemnify the Sponsor and DMY’s officers and directors to the fullest extent permitted by law. However, the Sponsor and DMY’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate the Business Combination. Our obligation to indemnify the

Sponsor and DMY officers and directors may discourage shareholders from bringing a lawsuit against the Sponsor and our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against the Sponsor and DMY officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

If, before distributing the proceeds in the Trust Account to DMY Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to DMY Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by our shareholders in connection with our liquidation may be reduced.

If, after we distribute the proceeds in the Trust Account to DMY Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of the DMBY Board may be viewed as having breached their fiduciary duties to our creditors, thereby exposing the members of the DMY Board and us to claims of punitive damages.

If, after we distribute the proceeds in the Trust Account to DMY Public Shareholders, we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. In addition, the DMY Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying DMY Public Shareholders from the Trust Account prior to addressing the claims of creditors.

Our shareholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.

Under the MBCA, shareholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our Trust Account distributed to our Public Shareholders upon the redemption of our Public Shares in the event we do not complete our initial Business Combination before the end of the Combination Period may be considered a liquidating distribution under Massachusetts law. If a corporation complies with certain procedures set forth in Sections 14.06, 14.07 and 14.08 of the MBCA intended to ensure that it makes reasonable provision for all claims against it, any liability of shareholders with respect to a liquidating distribution is limited to the lesser of such shareholder’s pro rata share of the claim or the amount distributed to the shareholder within three years of dissolution, and any liability of the shareholder would be barred after the third anniversary of the dissolution. However, it is our intention to redeem our Public Shares as soon as reasonably possible following the end of the Combination Period in the event we do not complete our initial Business Combination and, therefore, we do not intend to comply with the foregoing procedures.

We plan to make adequate provision, by payment or otherwise, for all of the corporation’s then existing and reasonably foreseeable debts, liabilities and obligations, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us following our dissolution. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, etc.) or prospective target businesses. We cannot ensure that we will properly assess all claims that may be potentially brought against us. As such, our shareholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our shareholders may extend beyond the third anniversary of such date.

Members of DMY’s management team and the DMY Board have significant experience as board members, officers or executives of other companies. As a result, certain of those persons have been, may be, or may become, involved in proceedings, investigations and litigation relating to the business affairs of the companies with which they were, are, or may in the future be, affiliated. This may have an adverse effect on us, which may impede our ability to consummate the Business Combination.

During the course of their careers, members of DMY’s management team and the DMY Board have had significant experience as board members, officers or executives of other companies. Such involvement has, and may lead to, media coverage and public awareness. As a result of their involvement and positions in these companies, certain persons were, are now, or may in the future become, involved in litigation, investigations or other proceedings relating to the business affairs of such companies or transactions entered into by such companies which are unrelated to our business. Any such litigation, investigations or other proceedings may divert our management team’s and board’s attention and resources away from consummating the Business Combination and may negatively affect our reputation, which may impede our ability to complete the Business Combination.

Risks Related to U.S. Federal Income Taxation

The IRS may not agree that Holdco should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident of the jurisdiction of its organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, Holdco, which is organized under the laws of the Republic of Singapore, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the U.S. Tax Code provides an exception to this general rule under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. As more fully described in the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Holdco — Tax Residence of Holdco for U.S. Federal Income Tax Purposes,” Holdco is not currently expected to be treated as a U.S. corporation for U.S. federal income tax purposes. However, whether the requirements for the treatment of Holdco as a non-U.S. corporation have been satisfied must be finally determined upon completion of the Business Combination, by which time there could be adverse changes to the relevant facts and circumstances. Further, the rules under Section 7874 are complex, unclear and the subject of ongoing regulatory change. Accordingly, there can be no assurance that the IRS would not assert a contrary position to those described above or that such an assertion would not be sustained by a court in the event of litigation. If Holdco were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial liability for additional U.S. income taxes, and the gross amount of any dividend payments to its non-U.S. investors could be subject to U.S. withholding tax. Please see the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of Holdco — Tax Residence of Holdco for U.S. Federal Income Tax Purposes” for a more detailed discussion of the application of Section 7874 of the U.S. Tax Code to the Business Combination. Investors are urged to consult their advisors regarding the potential application of Section 7874 of the U.S. Tax Code to the Business Combination and to Holdco.

Holdco may be or may become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.

If Holdco or any of its non-U.S. subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder (as defined in the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders”), such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. Holdco and its non-U.S. subsidiaries are not currently expected to be treated as PFICs for U.S. federal income tax purposes for the taxable year of the Business Combination or for foreseeable future taxable years. However, this conclusion is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to change. Accordingly, there can be no assurance that Holdco or any of its non-U.S. subsidiaries will not be treated as a PFIC for any taxable year. Moreover, Holdco does not expect to provide a PFIC annual information statement for the current taxable year or any other taxable years.

Please see the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences of Ownership and Disposition of Holdco Class A Ordinary Shares — Passive Foreign Investment Company Rules” for a more detailed discussion with respect to Holdco’s PFIC status. U.S. investors are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of the Holdco Class A Ordinary Shares and/or the Holdco Public Warrants.

The 1% U.S. federal excise tax is expected to be imposed on DMY in connection with redemptions of DMY Class A Shares.

The Inflation Reduction Act of 2022, among other things, imposes a new U.S. federal 1% excise tax (the “Excise Tax”) on the fair market value of certain repurchases (including certain redemptions) of stock by “covered corporations” (which include publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign (i.e., non-U.S.) corporations), with certain exceptions. DMY (whose securities are currently traded on the OTC Markets and who will become a subsidiary of Holdco, whose securities are expected to be trading on Nasdaq after the Business Combination) is a “covered corporation” for this purpose. The Excise Tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the Excise Tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the Excise Tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year (the “netting rule”). In addition, certain exceptions apply to the Excise Tax. The U.S. Department of Treasury (the “Treasury”) has authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, the Excise Tax.

On April 9, 2024, the Treasury issued proposed Treasury regulations that provide proposed operating rules for the Excise Tax, including rules governing the computation of the Excise Tax, on which taxpayers may rely until the proposed Treasury regulations are finalized, and on June 28, 2024, the Treasury issued final Treasury regulations on the procedural aspects of the Excise Tax reporting and payment (but not on the computation of the Excise Tax). Under the proposed Treasury regulations, the Excise Tax is expected to apply to redemptions by us in connection with the Business Combination that are treated as sales or exchanges for U.S. federal income tax purpose. Although the proposed Treasury regulations clarify certain aspects of the Excise Tax, the interpretation and operation of certain other aspects of the Excise Tax remain unclear. In addition, although taxpayers generally may rely on the proposed Treasury regulations until they are finalized, there is no assurance that the proposed Treasury regulations will be finalized in their current form, and therefore, the Excise Tax might apply to a future transaction undertaken by us (including after a business combination) in a manner that is different than described in the proposed Treasury regulations. Accordingly, there can be no assurance that final Treasury regulations will not adversely affect the accuracy of the below description of the Excise Tax considerations.

The extent of the Excise Tax that may be incurred would depend on a number of factors, including (i) the fair market value of the DMY Class A Shares redeemed, (ii) the extent such redemptions could be treated as dividends and not repurchases, (iii) the nature and amount of the equity issued, if any, by DMY within the same taxable year of the redemption treated as a repurchase of stock (although it is not currently expected that this reduction would be available with respect to redemptions of DMY Class A Shares by DMY and the issuance of Holdco Class A Ordinary Shares by Holdco in connection with the Business Combination), and (iv) the content of any forthcoming regulations and other guidance from the U.S. Department of the Treasury. As noted above, the Excise Tax is imposed on the repurchasing corporation itself, not the shareholders from which shares are repurchased. The imposition of the Excise Tax could reduce the amount of cash available on hand to complete the Business Combination or to effect the redemptions of DMY Class A Shares and thus may affect our ability to complete the Business Combination.

If the SPAC Merger does not qualify as part of a transaction described in Section 351(a) of the U.S. Tax Code, or is taxable under Section 367(a) of the U.S. Tax Code, then the Business Combination generally would be taxable with respect to U.S. investors of DMY Class A Shares.

The SPAC Merger is intended to qualify as part of a transaction described in Section 351(a) of the U.S. Tax Code (a “Section 351 Transaction”). Subject to the qualifications, assumptions and limitations set forth under the section entitled “Material U.S. Federal Income Tax Considerations,” including the discussion therein regarding the potential application of Section 367(a) of the U.S. Tax Code to the SPAC Merger, and in the U.S. federal income tax opinion filed as Exhibit 8.2, and based on customary tax representations obtained from DMY, Holdco and Horizon, it is the opinion of White & Case LLP, counsel to DMY, that the SPAC Merger should qualify as part of a Section 351

Transaction. The Closing of the Business Combination is not conditioned upon the receipt of an opinion of counsel that the SPAC Merger will qualify as part of a Section 351 Transaction, and neither DMY nor Holdco intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the SPAC Merger. Accordingly, no assurance can be given that the IRS will not assert a different position from that described herein or that a court will not sustain such a challenge by the IRS.

If the SPAC Merger does not qualify as part of a Section 351 Transaction (and does not otherwise qualify as a Section 368(a) Reorganization), a U.S. Holder generally would recognize gain or loss with respect to the exchange of DMY Class A Shares and/or DMY Public Warrants for Holdco Class A Ordinary Shares and/or Holdco Public Warrants in the SPAC Merger.

The tax consequences of the Business Combination are complex and will depend on your particular circumstances. For a more detailed discussion of the U.S. federal income tax considerations of the SPAC Merger for U.S. Holders of DMY Class A Shares and DMY Public Warrants, including the requirements for tax-deferred treatment and the application of Section 367(a) of the U.S. Tax Code, see the section entitled “Material U.S. Federal Income Tax Considerations — U.S. Holders — Tax Consequences to U.S. Holders of the SPAC Merger.” If you are a U.S. investor whose DMY Class A Shares and/or DMY Public Warrants are exchanged in the Business Combination (including pursuant to the SPAC Merger), you are urged to consult your tax advisor to determine the tax consequences thereof.

Risks Related to the Adjournment Proposal

If the Adjournment Proposal is not approved, and a quorum is present but an insufficient number of votes have been obtained to approve the Business Combination Proposal, the DMY Board will not have the ability to adjourn the Special Meeting to a later date in circumstances where such adjournment is necessary or desirable.

If, at the Special Meeting, the DMY Board determines that additional time is necessary for the solicitation of proxies because there are not sufficient votes to approve and adopt, or otherwise in connection with, the Business Combination Proposal, or if DMY determines that additional time is needed in order to satisfy one or more of the conditions to Closing, or in connection with a SPAC Change in Recommendation if necessary to provide sufficient time for SPAC Shareholders to consider such SPAC Change in Recommendation, the DMY Board will seek approval to adjourn the Special Meeting to a later date or dates. If the Adjournment Proposal is not approved, and a quorum is present, the DMY Board will not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes or take other steps to cause the conditions to the Business Combination to be satisfied, for example. In such event, the Business Combination would not be completed.

General Risk Factors

We are currently in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by a new U.S. presidential administration and accompanying regulatory activities and economic policies and events related thereto, ongoing military conflicts and geopolitical instability and inflation and interest rates.

U.S. and global markets have recently been experiencing volatility and disruption caused by economic uncertainty, including as a result international trade disputes and ongoing military disputes and related geopolitical uncertainty. International trade disputes, including threatened or implemented tariffs by the Trump administration and threatened or implemented tariffs by foreign countries in retaliation, could adversely impact Horizon’s business. Trade disputes could also adversely impact supply chains which could now or in the future increase costs for Horizon or delay delivery of key inventories and supplies. Trade disputes can also be highly disruptive to global financial markets. The length and impact of the ongoing trade disputes and military conflicts are highly unpredictable. Horizon and DMY are continuing to monitor the trade disputes, inflation, interest rates and the military conflicts and the impacts to global capital markets, to Horizon’s business, and to the parties’ ability to complete the Business Combination.

Recent increases in inflation in the United States and elsewhere could make it more difficult for us to complete the Business Combination.

Recent increases in inflation in the United States and elsewhere may lead to increased price volatility for publicly traded securities, including ours, or other national, regional or international economic disruptions, any of which could make it more difficult for us to complete the Business Combination.

DMY is, and we expect that Holdco will be, an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

DMY is, and we expect that Holdco will be, an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Accordingly, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor internal controls attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As a result, our shareholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of Holdco Class A Ordinary Shares held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

THE SPECIAL MEETING

DMY is furnishing this proxy statement/prospectus to DMY’s shareholders as part of the solicitation of proxies by the DMY Board for use at the Special Meeting to be held at [time], Eastern Time on [date], and at any adjournment thereof. This proxy statement/prospectus provides DMY’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting.

Date, Time and Place

The Special Meeting will be held at [time] a.m., Eastern Time, on [date]. The Special Meeting will be a virtual meeting conducted via live webcast at [•].

Purpose of the Special Meeting

At the Special Meeting, DMY is asking holders of DMY Common Stock to consider and vote upon the following proposals:

•        the Business Combination Proposal;

•        the Advisory Organizational Documents Proposals; and

•        the Adjournment Proposal (if presented).

Recommendation of the DMY Board of Directors

After careful consideration, the DMY Board has unanimously determined that the Business Combination is fair, advisable, and in the best interests of DMY and its shareholders, unanimously approved the Business Combination and unanimously recommends that shareholders vote “FOR” the adoption of the Business Combination Agreement, and approval of the transactions contemplated thereby, including the Amalgamation and SPAC Merger, and “FOR” all other proposals presented to DMY’s shareholders in this proxy statement/prospectus. The Business Combination was not structured to require the approval of at least a majority of DMY’s unaffiliated shareholders because such a vote is not required under Massachusetts law.

The DMY Board believes that each of the Business Combination Proposal, the Advisory Organizational Documents Proposals, and the Adjournment Proposal (if put to a vote) is fair, advisable, and in the best interests of DMY and its shareholders and recommends that DMY Shareholders vote “FOR” each proposal being submitted to a vote of the DMY Shareholders at the Special Meeting.

For a more complete description of the DMY Board’s reasons for the approval of the Business Combination and the unanimous recommendation of the DMY Board, see the subsection entitled “Proposal No. 1 — The Business Combination Proposal — The DMY Board’s Reasons for the Approval of the Business Combination”.

Registering for the Special Meeting

Any shareholder wishing to attend the Special Meeting should register for the meeting by [time], Eastern Time, on [date]. To register for the Special Meeting, please follow these instructions as applicable to the nature of your ownership of DMY Common Stock:

•        If your shares are registered in your name with Continental and you wish to attend the Special Meeting virtually, go to https://www.cstproxy.com/[•], enter the 12-digit control number included on your proxy card or notice of the Special Meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the Special Meeting you will need to log back into the special meeting site using your control number. Pre-registration is recommended, but is not required in order to attend virtually.

•        Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other nominee) who wish to attend the Special Meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to proxy@continentalstock.com. Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the online Special Meeting. After contacting Continental, a beneficial holder will receive an e-mail prior to the Special Meeting with a link and instructions for entering the Special Meeting online. Beneficial shareholders should contact Continental at least five business days prior to the Special Meeting date in order to ensure access.

Record Date; Who is Entitled to Vote

DMY has fixed [•] as the Record Date for the Special Meeting. Shareholders of DMY at the close of business on the Record Date are entitled to vote on matters that come before the Special Meeting. Each share is entitled to one vote. The shareholder may only vote his, hers, or its shares of he, she, or it is present in person or is represented by proxy at the Special Meeting.

As of the Record Date, the Sponsor and other Holders of Founder Shares held of record and were entitled to vote an aggregate of 1,579,750 shares of DMY Common Stock. The DMY Common Stock held by such persons currently constitutes approximately 40.3% of the outstanding DMY Common Stock. Pursuant to the DMY Support Agreement, the Sponsor and the other Holders of Founder Shares have agreed to vote any DMY Common Stock held by them as of the Record Date in favor of the Business Combination, including voting in favor of each Condition Precedent Proposal. No consideration has been or will be paid by DMY, Horizon, or Holdco to the Sponsor and other Holders of Founder Shares in connection with such agreements. To the extent that Sponsor or its affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination.

Quorum

A quorum of DMY’s shareholders is necessary to hold a valid meeting. A quorum for the Special Meeting will consist of the holders present in person or by proxy of shares of outstanding DMY capital stock representing a majority of the voting power of all outstanding shares of DMY capital stock entitled to vote at the Special Meeting. The Founder Shares will count towards this quorum. There are [•] shares of DMY Common Stock outstanding as of the Record Date, and therefore, as of the Record Date for the Special Meeting, [•] shares of DMY Common Stock would be required to achieve a quorum.

Voting Power; Abstentions and Broker Non-Votes; Record Date

With respect to each proposal in this proxy statement/prospectus, you may vote “FOR,” “AGAINST” or “ABSTAIN.”

If a shareholder fails to return a proxy card and does not attend the Special Meeting in person, then the shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting. If a valid quorum is established, any such failure to vote will have no effect on the outcome of any other proposal in this proxy statement.

Abstentions will be counted in connection with the determination of whether a valid quorum is established but will not constitute votes cast at the Special Meeting and therefore will have no effect on any of the proposals as a matter of Massachusetts law.

Vote Required for Approval

The following votes are required to approve each Proposal:

•        Business Combination Proposal:    Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by the holders of shares of DMY Common Stock at the Special Meeting.

•        Advisory Organizational Documents Proposals:    Approval of each Advisory Organizational Documents Proposal requires the affirmative vote of a majority of the shares of DMY Common Stock entitled to vote thereon. The shareholder votes regarding these proposals are advisory in nature, and are not binding on DMY, the DMY Board, Horizon, Holdco or the Holdco Board.

•        Adjournment Proposal:    Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the holders of shares of DMY Common Stock at the Special Meeting.

Voting Your Shares

Shareholders of Record

If you are a shareholder of record, you may vote by mail or at the Special Meeting. Each share of DMY Common Stock that you own in your name entitles you to one vote on each of the proposals on which you are entitled to vote at the Special Meeting. Your one or more proxy cards show the number of shares of DMY Common Stock that you own.

Voting by Mail.    You can vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. By signing and dating the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Special Meeting in the manner you indicate. We encourage you to sign, date and return the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of our common stock will be voted as recommended by our Board. Our Board unanimously recommends voting “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Advisory Organizational Documents Proposals, and “FOR” the approval of the Adjournment Proposal, if presented, to the Special Meeting. Votes submitted by mail must be received by the close of business, New York City time, on [•].

Voting at the Special Meeting.    If you attend the Special Meeting, you may also submit your vote at the Special Meeting via the meeting website at http://www.cstproxy.com/[•], in which case any votes that you previously submitted by mail will be superseded by the vote that you cast at the Special Meeting.

Beneficial Owners

Beneficial owners of shares held in street name may instruct their bank, broker, or other nominee how to vote their shares. Beneficial owners should refer to the materials provided to them by their bank, broker, or other nominee for information on communicating these voting instructions. Beneficial owners may not vote their shares in person at the Special Meeting unless they obtain a legal proxy from the shareholder of record, present it to the inspector of election at the Special Meeting, and produce valid identification. Beneficial owners should contact their bank, broker, or other nominee for instructions regarding obtaining a legal proxy.

Who Can Answer Your Questions About Voting Your Shares

If you have questions about the Special Meeting or how to vote your shares, you should contact:

dMY Squared Technology Group, Inc.
80 North Town Center Drive, Suite 100
Las Vegas, NV 89144
Tel: (702) 781-4313
or:

[•]

You may also obtain additional information about DMY from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your Public Shares, you will need to tender or deliver your Public Shares (and share certificates (if any) and other redemption forms), either physically or electronically, to Continental at the address below prior to the vote at the Special Meeting. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, New York 10004
Tel: (212) 509-4000
Attention: SPAC Redemptions Team
Email: spacredemptions@continentalstock.com

Proxy Solicitation

Proxies may be solicited by mail, telephone, on the internet, or in person. DMY has engaged [•] to assist in the solicitation of proxies. DMY has agreed to pay [•] a fee of $[•], plus disbursements.

If a shareholder grants a proxy, it may still vote its shares if it revokes its proxy before the Special Meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “The Special Meeting — Proxy Solicitation”.

Revoking Your Proxy

If you are a DMY Shareholder of record, you may revoke your proxy at any time before it is voted at the Special Meeting by:

•        timely delivering a written revocation letter to the Chief Executive Officer of DMY;

•        signing and returning by mail a proxy card with a later date so that it is received prior to the Special Meeting; or

•        attending the Special Meeting and voting electronically by visiting the website established for that purpose at https://www.cstproxy.com/[•] and entering the control number found on your proxy card, voting instruction form or notice you previously received. Attendance at the Special Meeting will not, in and of itself, revoke a proxy.

If you are a non-record (beneficial) DMY Shareholder, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.

Redemption Rights

Pursuant to the DMY Articles, a Public Shareholder (other than the Sponsor and the other Holders of Founder Shares) may request that DMY redeem all or a portion of his, her or its Public Shares for cash if the Business Combination is consummated. Holders of Public Shares who wish to exercise their redemption rights must, prior to [•], Eastern Time, on [•] (which date is two business days before the scheduled vote at the Special Meeting), (A) submit a written request to the Transfer Agent, which request includes the legal name, phone number and address of the beneficial owner of the Public Shares for which redemption is requested, that DMY redeem all or a portion of their Public Shares for cash and (B) deliver their Public Shares to the Transfer Agent physically or electronically using the DTC’s DWAC (Deposit and Withdrawal at Custodian) system. Any holder of Public Shares (other than the Sponsor and the other Holders of Founder Shares) will be entitled to demand that such holder’s Public Shares be redeemed for a full pro rata portion of the amount then in the Trust Account (including interest earned on the Trust Account not previously released to DMY to pay its taxes, net of taxes payable) (which, for illustrative purposes, was approximately $[•], or $[•] per Public Share, as of [•], 2025).

Prior to exercising redemption rights, Public Shareholders should verify the market price of the DMY Class A Shares as they may receive higher proceeds from the sale of their Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. DMY cannot assure shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in the DMY Class A Shares when Public Shareholders wish to sell their shares.

Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the deadline to submitting redemption requests and thereafter, with DMY’s consent, until the Closing. If a holder delivers his, her or its Public Shares for redemption to Continental and later decides to withdraw such request prior to the deadline for submitting redemption requests, the holder may request that Continental return the shares (physically or electronically).

Any written demand of redemption rights must be received by Continental prior to the redemption deadline. No demand for redemption will be honored unless the holder’s Public Shares have been delivered (either physically or electronically) to Continental prior to the deadline for submitting redemption requests.

Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate or any other person with whom he, she or it is acting in concert or as a partnership, syndicate or other group, will be restricted from seeking redemption with respect to more than 15% of the issued and outstanding Public Shares. Accordingly, all Public Shares in excess of 15% held by a shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will not be redeemed.

As set forth in more detail elsewhere in this proxy statement/prospectus, the Public Shareholders that do not elect to redeem their Public Shares will experience immediate dilution as a result of the Business Combination. The Public Shareholders currently own approximately 59.7% of the issued and outstanding DMY Common Stock. Even if no Public Shareholders redeem their Public Shares in the Business Combination, the Public Shareholders’ ownership will decrease from approximately 59.7% of the DMY Common Stock prior to the Business Combination to owning approximately 5.0% and 3.9% of the total outstanding Holdco Ordinary Shares at the Closing (basic and diluted, respectively), and 2.8% and 2.3% of the voting power of the outstanding Holdco Ordinary Shares (basic and diluted, respectively). As redemptions increase, the overall percentage ownership and voting percentage held by Sponsor, other Holders of Founder Shares, and Horizon Shareholders will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. If the amount of PIPE Investment or Additional Financing is greater than the amount assumed in connection with the No Additional Redemptions Scenario, such financing would further increase dilution to Public Shareholders, and the amount of such potential additional dilution will not be calculable until definitive agreements for a PIPE Investment and/or Additional Financing are entered into, if any. See “Risk Factors — The Public Shareholders will experience immediate dilution as a consequence of the issuance of Holdco Ordinary Shares as consideration in the Business Combination, potential issuances in connection with financing, and due to future issuances of equity awards to Horizon employees, directors, or consultants. Having a minority share position may reduce the influence that our current shareholders have on the management of Holdco.”

Appraisal Rights

Neither Public Shareholders nor DMY warrant holders have appraisal rights in connection with the Business Combination.

Under the MBCA, shareholders are entitled to appraisal rights in the event of a merger or share exchange unless all the shareholders holding marketable securities in the merging corporation are to receive only marketable securities of the surviving corporation and/or cash, or are to receive only cash or marketable securities in the amount they would receive upon dissolution; provided in each case that no director, officer or controlling shareholder has a direct or indirect material financial interest in the merger other than in his capacity as a (i) shareholder of the corporation, (ii) a director, officer, employee or consultant of either the merging or the surviving corporation or of any affiliate of the surviving corporation if the shareholder’s financial interest is pursuant to bona fide arrangements with either corporation or any affiliate, or (iii) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of the corporation in the aggregate.

Potential Purchases of Public Shares and Public Warrants

At any time prior to the Special Meeting, subject to applicable securities laws (including with respect to material non-public information), the Sponsor or its affiliates may enter into transactions with investors and others to provide them with incentives to acquire Public Shares or DMY Public Warrants, vote their Public Shares in favor of the Business Combination or not redeem their Public Shares. However, the Sponsor and its affiliates have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares or DMY Public Warrants in such transactions.

The purpose of any such transactions could be to increase the likelihood of obtaining shareholder approval of the Business Combination, reduce the number of outstanding DMY Public Warrants or satisfy the Minimum Cash Condition, where it appears that such requirement would otherwise not be met. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of our shares may be reduced and the number of beneficial holders of our shares may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our shares on a national securities exchange. Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements. Additionally, in the event the Sponsor or its affiliates were to purchase Public Shares or DMY Public Warrants from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act including, in pertinent part, through adherence to the following:

•        if the Sponsor or its affiliates were to purchase Public Shares from Public Shareholders, they would do so at a price no higher than the Redemption Price;

•        if the Sponsor or its affiliates were to purchase Public Shares from Public Shareholders, such shares would not be voted in favor of approving the Business Combination;

•        the Sponsor or its affiliates would not possess any redemption rights with respect to our Public Shares or, if they do acquire and possess redemption rights, they would waive such rights; and

•        we would disclose in a Form 8-K, before the Special Meeting to approve the Business Combination, the following material items:

•        the amount of our Public Shares purchased outside of the redemption offer by the Sponsor or its affiliates, along with the purchase price;

•        the purpose of the purchases by the Sponsor or its affiliates;

•        the impact, if any, of the purchases by the Sponsor or its affiliates on the likelihood that the Business Combination will be approved;

•        the identities of our security holders who sold to the Sponsor or its affiliates (if not purchased on the open market) or the nature of our security holders (e.g., 5% security holders) who sold to the Sponsor or its affiliates; and

•        the number of our Public Shares for which we have received redemption requests pursuant to our redemption offer.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

Structure of the Business Combination

The following diagrams illustrate in simplified terms the current structure of Horizon as of the date of this proxy statement/prospectus and the expected structure of Holdco immediately following the Closing.

Horizon Pre-Closing Structure

Holdco Post-Closing Structure

____________

*        Assumes that there is an aggregate of approximately $33.8 million of PIPE Investment.

**      Assumes the No Additional Redemptions Scenario.

Ownership of Holdco after the Closing

The following tables illustrate estimated ownership levels in Holdco, immediately following the consummation of the Business Combination, based on varying levels of redemptions by Public Shareholders. Each redemptions scenario assumes that the estimated $62 million Minimum Cash Condition is met through a combination of assumed illustrative PIPE Financing, Additional Financing, and retained funds in the Trust Account. In the event the Minimum Cash Condition is not satisfied as a result of redemptions of Public Shares which reduce the amount available to be released to us from the Trust Account, and/or we obtain less financing proceeds than we expect, Horizon may, in its sole discretion, waive the Minimum Cash Condition. If Horizon waives the Minimum Cash Condition, DMY intends to file a Current Report on Form 8-K within four business days of such event, however such condition may be waived at any time prior to the Closing, including after the deadline for submitting redemption requests or the Special Meeting, and, given such timing, you may not be notified before the deadline for submitting redemption requests or the Special Meeting.

The following table excludes the dilutive effect of Holdco Warrants, Holdco Options, and Holdco Class A Ordinary Shares that will initially be available for issuance under the 2025 Plan and ESPP.

	No Additional Redemptions Scenario				25% Redemptions Scenario				50% Redemptions Scenario				75% Redemptions Scenario				100% Redemptions Scenario
Pro Forma Ownership	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)
Public Shareholders(2)	2,338,586	—	5.0%	2.8%	1,753,940	—	3.7%	2.0%	1,169,293	—	2.5%	1.4%	584,647	—	1.2%	0.8%	—	—	0.0%	0.0%
Sponsor	1,163,484	—	2.5%	1.3%	1,163,484	—	2.5%	1.3%	1,163,484	—	2.5%	1.3%	1,163,484	—	2.5%	1.3%	1,163,484	—	2.5%	1.3%
Other Holders of Founder Shares	416,266		0.9%	0.5%	416,266		0.9%	0.5%	416,266		0.9%	0.5%	416,266		0.9%	0.5%	416,266		0.9%	0.5%
Horizon shareholders (excluding Horizon Founder)	20,157,908	—	42.8%	23.0%	20,157,908	—	42.8%	23.0%	20,157,908	—	42.8%	23.0%	20,157,908	—	42.8%	23.0%	20,157,908	—	42.8%	23.0%
Horizon Founder	—	20,242,712	42.8%	69.1%	—	20,242,712	42.8%	69.1%	—	20,242,712	42.8%	69.1%	—	20,242,712	42.8%	69.1%	—	20,242,712	42.8%	69.1%
Assumed PIPE shares(3)	2,916,516	—	6.0%	3.3%	3,507,008	—	7.3%	4.1%	4,097,501	—	8.5%	4.7%	4,687,993	—	9.8%	5.3%	5,278,486	—	11.0%	6.1%
Total	26,992,760	20,242,712	100.0%	100.0%	26,998,606	20,242,712	100.0%	100.0%	27,004,452	20,242,712	100.0%	100.0%	27,010,298	20,242,712	100.0%	100.0%	27,016,144	20,242,712	100.0%	100.0%

____________

*        Less than 1%

(1)      Each Holdco Class A Ordinary Share will entitle the holder thereof to one (1) vote per share on all matters on which the Holdco Class A Ordinary Shares are entitled to vote, and each Holdco Class B Ordinary Share will entitle the holder thereof to three (3) votes per share on all matters on which the Holdco Class B Ordinary Shares are entitled to vote.

(2)      Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios. This amount reflects the assumed redemption of (i) 0 shares under the No Additional Redemptions Scenario, (ii) 584,646 shares under the 25% Redemptions Scenario, (iii) 1,169,293 shares under the 50% Redemptions Scenario, (iv) 1,753,939 shares under the 75% Redemptions Scenario, and (v) 2,338,586 shares under the 100% Redemptions Scenario.

(3)      Amount reflects the estimated Holdco Class A Ordinary Shares that would be issued assuming the levels of PIPE Investment required to satisfy the estimated $62 million Minimum Cash Condition at each assumed level of redemptions and assumes no Additional Financing or other financing. These amounts reflect approximately (i) $33.8 million of PIPE Investment in the No Additional Redemptions Scenario, (ii) $40.6 million of PIPE Investment in the 25% Redemptions Scenario, (iii) $47.5 million of PIPE Investment in the 50% Redemptions Scenario, (iv) $54.3 million of PIPE Investment in the 75% Redemptions Scenario, and (v) $61.2 million of PIPE Investment in the 100% Redemptions Scenario. As of the date of this proxy statement/prospectus, Horizon has entered into agreements for an additional $1 million of SAFE financing, however there has been no binding agreement for a PIPE Investment or other financing.

Dilutive Instruments

The following table shows possible sources of dilution and the extent of such dilution that non-redeeming Public Shareholders could experience in connection with the closing of the Business Combination. In an effort to illustrate the extent of such dilution, the table below assumes the exercise of all Holdco Warrants for a cash exercise price of $11.50, the exercise of all Holdco Options for cash, which will each be exercisable for one Holdco Class A Ordinary Share at an average exercise price of approximately $2.48 per share (based on the Estimated Exchange Ratio). The table excludes Holdco Ordinary Shares that will initially be available for issuance under the 2025 Plan and ESPP, as such shares will not be outstanding on the Closing Date. Additionally, assumes that all Working Capital Loans and Overfunding Loans are repaid in cash at the Closing.

	No Additional Redemptions Scenario				25% Redemptions Scenario				50% Redemptions Scenario				75% Redemptions Scenario				100% Redemptions Scenario
Pro Forma Ownership	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)
Public Shareholders(2)	2,338,586	—	3.9%	2.3%	1,753,940	—	2.9%	1.8%	1,169,293	—	1.9%	1.2%	584,647	—	0.9%	0.6%	—	—	0.0%	0.0%
Sponsor	1,163,484	—	2.0%	1.2%	1,163,484	—	2.0%	1.2%	1,163,484	—	2.0%	1.2%	1,163,484	—	2.0%	1.2%	1,163,484	—	2.0%	1.2%
Other Holders of Founder Shares	416,266	—	0.7%	0.4%	416,266	—	0.7%	0.4%	416,266	—	0.7%	0.4%	416,266	—	0.7%	0.4%	416,266	—	0.7%	0.4%
Horizon shareholders (excluding Horizon Founder)	20,157,908	—	34.0%	20.2%	20,157,908	—	34.0%	20.2%	20,157,908	—	34.0%	20.2%	20,157,908	—	34.0%	20.2%	20,157,908	—	34.0%	20.2%
Horizon Founder	—	20,242,712	34.2%	60.9%	—	20,242,712	34.2%	60.9%	—	20,242,712	34.2%	60.9%	—	20,242,712	34.2%	60.9%	—	20,242,712	34.2%	60.9%
Assumed PIPE shares(3)	2,916,516	—	4.9%	2.9%	3,507,008	—	5.9%	3.4%	4,097,501	—	6.9%	4.0%	4,687,993	—	7.9%	4.6%	5,278,486	—	8.8%	5.2%
Public Warrants(4)	3,159,500	—	5.3%	3.2%	3,159,500	—	5.3%	3.2%	3,159,500	—	5.3%	3.2%	3,159,500	—	5.3%	3.2%	3,159,500	—	5.3%	3.2%
Private Warrants(5)	2,884,660	—	4.9%	2.9%	2,884,660	—	4.9%	2.9%	2,884,660	—	4.9%	2.9%	2,884,660	—	4.9%	2.9%	2,884,660	—	4.9%	2.9%
Horizon Options(6)	5,970,124	—	10.1%	6.0%	5,970,124	—	10.1%	6.0%	5,970,124	—	10.1%	6.0%	5,970,124	—	10.1%	6.0%	5,970,124	—	10.1%	6.0%
Total	39,007,044	20,242,712	100.0%	100.0%	39,012,890	20,242,712	100.0%	100.0%	39,018,736	20,242,712	100.0%	100.0%	39,024,582	20,242,712	100.0%	100.0%	39,030,428	20,242,712	100.0%	100.0%

____________

*        Less than 1%

(1)      Each Holdco Class A Ordinary Share will entitle the holder thereof to one (1) vote per share on all matters on which the Holdco Class A Ordinary Shares are entitled to vote, and each Holdco Class B Ordinary Share will entitle the holder thereof to three (3) votes per share on all matters on which the Holdco Class B Ordinary Shares are entitled to vote.

(2)      Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios. This amount reflects the assumed redemption of (i) 0 shares under the No Additional Redemptions Scenario, (ii) 584,646 shares under the 25% Redemptions Scenario, (iii) 1,169,293 shares under the 50% Redemptions Scenario, (iv) 1,753,939 shares under the 75% Redemptions Scenario, and (v) 2,338,586 shares under the 100% Redemptions Scenario.

(3)      Amount reflects the estimated Holdco Class A Ordinary Shares that would be issued assuming the levels of PIPE Investment required to satisfy the estimated $62 million Minimum Cash Condition at each assumed level of redemptions and assumes no Additional Financing or other financing. These amounts reflect approximately (i) $33.8 million of PIPE Investment in the No Additional Redemptions Scenario, (ii) $40.6 million of PIPE Investment in the 25% Redemptions Scenario, (iii) $47.5 million of PIPE Investment in the 50% Redemptions Scenario, (iv) $54.3 million of PIPE Investment in the 75% Redemptions Scenario, and (v) $61.2 million of PIPE Investment in the 100% Redemptions Scenario. As of the date of this proxy statement/prospectus, Horizon has entered into agreements for an additional $1 million of SAFE financing, however there has been no binding agreement for a PIPE Investment or other financing.

(4)      Reflects Holdco Class A Ordinary Shares issuable upon the exercise of the DMY Public Warrants sold as part of the DMY Units in the DMY IPO, assuming all such DMY Public Warrants are exercised for cash immediately upon the Closing.

(5)      Reflects Holdco Class A Ordinary Shares issuable upon the exercise of the DMY Private Warrants sold as in a private placement consummated simultaneous with the DMY IPO, assuming all such DMY Private Warrants are exercised for cash immediately upon the Closing. Upon the closing of the Business Combination, DMY’s Overfunding Loans will be repaid or converted into DMY Class A Shares at a conversion price of $10.00 per share (or a combination of both), at the Sponsor’s discretion, which could result in additional dilution to the Public Stockholders. Additionally, up to $1,500,000 of outstanding Working Capital Loans may be converted into up to 1,500,000 DMY Private Warrants at a price of $1.00 per warrant upon Closing, which could result in additional dilution to the Public Stockholders. However, at this point of time, Sponsor does not intend to convert either the Overfunding Loans or the Working Capital Loans, and therefore, no related dilution is reflected herein.

(6)      Reflects Holdco Class A Ordinary Shares issuable upon the exercise of outstanding Horizon Options, which will be assumed in the Amalgamation and become Holdco Options, assuming all such Horizon Options are exercised for cash immediately upon the Closing.

Share ownership presented in the two tables above is only presented for illustrative purposes and does not necessarily reflect what Holdco’s share ownership will be after the Closing. DMY and Horizon cannot predict how many of the Public Shareholders will exercise their right to have their Public Shares redeemed for cash. As a result, the redemption amount and the number of Public Shares redeemed in connection with the Business Combination may differ from the amounts presented above, and therefore the ownership percentages of Public Shareholders may also differ if the actual redemptions are different from these assumptions. The Public Shareholders that do not elect to redeem their Public Shares will experience immediate dilution as a result of the Business Combination. The Public Shareholders currently own approximately 59.7% of the issued and outstanding shares of DMY Common Stock. As noted in the above table, even if no Public Shareholders redeem their Public Shares in the Business Combination, the Public Shareholders’ ownership will decrease from approximately 59.7% of the DMY Common Stock prior to the Business Combination to owning approximately 5.0% and 3.9% of the total outstanding Holdco Ordinary Shares at the Closing (basic and diluted, respectively), and 2.8% and 2.3% of the voting power of the outstanding Holdco Ordinary Shares (basic and diluted, respectively). As redemptions increase, the overall percentage ownership and voting percentage held by Sponsor, other Holders of Founder Shares, and Horizon Shareholders will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. If the amount of PIPE Investment or Additional Financing is greater than the assumptions above, such financing would further increase dilution to Public Shareholders, and the amount of such potential additional dilution will not be calculable until definitive agreements for a PIPE Investment and/or Additional Financing are entered into, if any. For more information about the consideration to be received in the Business Combination, these scenarios, and the underlying assumptions, see “Unaudited Pro Forma Combined Financial Information.” See also “Risk Factors — The Public Shareholders will experience immediate dilution as a consequence of the issuance of Holdco Ordinary Shares as consideration in the Business Combination, potential issuances in connection with financing, and due to future issuances of equity awards to Horizon employees, directors, or consultants. Having a minority share position may reduce the influence that our current shareholders have on the management of Holdco.”

Background of the Business Combination

The following chronology summarizes the key meetings and events that led to the signing of the Business Combination Agreement. This chronology does not purport to catalogue every correspondence among representatives of DMY and Horizon. Representatives of DMY involved in the discussions and negotiations referenced herein included one or more of Harry You, Chief Executive Officer and Chief Financial Officer of DMY, and Niccolo de Masi, former Chief Executive Officer of DMY. Representatives of Horizon involved in the discussions and negotiations referenced herein included Dr. Joseph Francis Fitzsimons, Chief Executive Officer of Horizon.

The terms of the Business Combination Agreement are the result of extensive negotiations between the representatives of DMY and Horizon. The following is a brief description of the background of the negotiations and the related transactions.

DMY is a blank check company incorporated in Massachusetts on February 15, 2022, whose business is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Prior to the consummation of the DMY IPO, DMY had not selected any specific business combination target and had not, nor had anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with DMY.

Following the completion of the DMY IPO, DMY’s management and directors commenced a search for potential business combination targets, leveraging DMY’s network of relationships. As part of the search process, they were also contacted by a number of individuals and entities with respect to business combination opportunities. DMY was permitted to pursue acquisitions in any sector or industry.

Consistent with DMY’s business strategy, DMY’s management and directors sought to identify companies in the professional and commercial services and transaction processing sectors, with the following characteristics:

•        Size:    enterprise value between $500 million and $2 billion.

•        Management Maturity:    proven and accomplished management teams that are eager to march forward together with and benefit from DMY’s management team’s expertise; management teams with the interest and ability to execute on strategic opportunities, including accretive acquisitions of companies that have the potential to enhance shareholder value.

•        Operational Maturity:    requisite compliance, financial controls and reporting processes in place and are ready for the regulatory requirements of a public entity.

•        Growth:    superior growth relative to their market segment in revenues and cashflows, that are differentiated and can price at a similar or stronger pace than underlying price inflation.

•        Benefit from being public:    management and stakeholders who aspire to have their company become a public entity and generate substantial growth.

•        Reputation and market acceptance:    opportunity to achieve market leadership in their segment; defensible proprietary technology and intellectual property rights; significant advantage in knowhow and technology.

•        Appropriate valuations.

After the DMY IPO and until February 13, 2025, when DMY entered into a letter of intent, which contained an exclusivity arrangement with Horizon, DMY’s management team and the DMY Board considered and analyzed approximately 50 potential acquisition targets other than Horizon, each of which had enterprise values between $500 million and $2 billion. Of those potential targets, DMY considered in greater detail, and entered into non-disclosure agreements, with six of them, which contained customary terms regarding protections of confidentiality but did not impose conditions of exclusivity or other similarly restrictive provisions or standstills. Two such businesses were quantum computing hardware businesses, one was a quantum software business, one was in the logistics industry, one was an entertainment company, and one was a rare earth company. DMY ultimately did not progress its discussions with the other potential target businesses for a variety of reasons, including that DMY did not think their growth trajectory was compelling enough, could not agree with the respective target on valuation, or the target decided to remain private.

Ultimately, DMY determined that Horizon presented the most compelling target for a business combination due to its business prospects, as well as the valuation and the likelihood of successfully consummating a transaction. DMY management and the DMY Board were also focused on Horizon’s ability to become an industry leader in quantum software.

DMY’s Evaluation of and Negotiation with Horizon

On December 16, 2024, Mr. de Masi and Dr. Fitzsimons had a general catch-up call. They had previously connected years prior regarding another SPAC.

On January 7, 2025, Mr. de Masi and Dr. Fitzsimons had a further call, in which a potential business combination between Horizon and DMY was first proposed.

Between January 14, 2025 and January 15, 2025, Messrs. de Masi and You of DMY met in person with Dr. Fitzsimons in Austin, Texas. At such meetings, the parties had a general discussion of the timing and process for a potential transaction, the key business points in the LOI, and potential financing opportunities and Horizon’s financing needs.

On January 15, 2025, DMY sent an initial draft letter of intent (“LOI”) to Horizon. The terms proposed included: (i) a purchase price for all of the equity and vested equity-linked securities of Horizon based on a pre-money valuation of Horizon on a cash-free, debt-free basis, to be set by the bookbuilding process of a PIPE financing, targeted at approximately $500 million; (ii) the purchase price would be paid in shares of Holdco valued at $10.00 per share; (iii) a 24-month lock-up on the Holdco shares issued in the transaction to Horizon’s shareholders, a 12-month lock-up on the shares to be issued to the Sponsor and Horizon’s management team (with the potential for early release from such 12-month lock-up if the closing price of Holdco’s shares exceeds $12.00 per share for any 20 trading days within a 30-trading day period commencing at least 150 days after the closing, or 180 days in the case of Horizon’s management team), and a 30-day lock-up on the DMY Private Warrants and underlying shares; (iv) subscription agreements for a PIPE financing in the amount of $100 million to be signed concurrently with the execution of the definitive agreement for the business combination; (v) a minimum cash condition equal to the amount of funded PIPE; (vi) no forfeiture of Founder Shares; and (vii) indemnification of the Sponsor and its officers and directors by Horizon.

The valuation included in the initial draft of the LOI was determined based on Horizon’s Series A financing which occurred in 2022 and was priced at a post-money valuation of $133.1 million, DMY management’s review of the valuation of selected publicly traded companies and DMY management’s view of the market opportunity for Horizon to be the first publicly traded quantum software company. Such review of selected publicly traded companies included IonQ, Rigetti Computing, and DWave Quantum, which are all quantum computing businesses with modest revenue while private that went public via business combination transactions with special purpose acquisition companies (“de-SPAC transactions”) and have since experienced significant growth, and VMWare and EMC, which DMY management viewed as relevant because they were early innovators in their respective technology sectors that successfully captured market share.

On January 15, 2025, the LOI was shared with the Horizon Board and board observers, and on January 17, 2025, Horizon consulted its Irish legal counsel (Matheson) with respect to a potential business combination transaction.

On February 3, 2025, the potential business combination was discussed at an internal Horizon meeting to gauge support for the proposed transaction; however, no valuation or entity names were communicated to staff.

On February 5, 2025, Horizon sent a revised LOI to DMY, which reflected the following: (i) pre-signing financing in the amount of $50 million, and as part of such financing the current employees and the Horizon Founder would be able to sell up to 2% of the current share capital of Horizon to investors in the financing; and (ii) a dual class common stock structure for Holdco, wherein the Horizon Founder would hold high-vote shares with three votes per share.

On February 9, 2025, DMY sent a further revised LOI to Horizon, which provided that the consideration to be paid to Horizon shareholders in the transaction would be based on the Redemption Price rather than $10.00 per share. Such revised LOI also provided that certain key employees of Horizon, including the Horizon Founder, would enter into mutually agreeable employment agreements concurrently with the execution of the definitive business combination agreement, to be effective at, and conditioned upon, the closing.

On February 13, 2025, the parties executed the LOI. The executed LOI reflected the terms of the February 9, 2025 draft, with the following modification: the 24-month lock-up period would apply to all shareholders of Horizon, including its management team, and to the Sponsor. DMY’s decision to execute the LOI was based on, among other things, DMY’s management’s belief, based on its analysis, initial due diligence, and the terms of the non-binding LOI, that Horizon met certain of its key criteria in a business combination target, including, in particular, its compelling valuation, growth potential and opportunity to achieve market leadership in the quantum software field.

Between February 15, 2025 and February 23, 2025, DMY and Horizon prepared a press release announcing the execution of the non-binding LOI.

DMY’s management informed the DMY Board of the LOI on February 23, 2025. At the direction of the DMY Board, DMY management continued to conduct business, operational and financial due diligence with respect to Horizon, the market for similar companies and the public financing markets in connection with exploring the potential business combination, including through additional discussions with Horizon management.

On February 26, 2025, DMY and Horizon issued a joint press release announcing that they had entered into the LOI.

Also on February 26, 2025, Mr. de Masi notified DMY of his decision to resign as Chief Executive Officer and as a member of the DMY Board, effective immediately, in order to pursue another opportunity. Mr. de Masi’s decision to resign as an officer and director of DMY was not the result of any disagreement with the DMY Board, other officers of DMY or relating to DMY’s operations, policies or practices, or the Business Combination.

On April 7, 2025 Horizon engaged Ellenoff Grossman & Schole LLP (“EGS”) as its U.S. counsel in connection with the Business Combination.

On April 11, 2025, a kick-off call occurred between Mr. You, on behalf of DMY, Dr. Fitzsimons, on behalf of Horizon, and representatives of White & Case LLP, DMY’s legal counsel (“White & Case”) and EGS.

In April 2025, White & Case began to conduct legal due diligence on Horizon on behalf of DMY.

Throughout April, May, and June 2025, representatives of White & Case and EGS had numerous calls to discuss structuring the Business Combination, capitalization, shareholder approval requirements, potential sources of financing, and Nasdaq listing requirements for the combined company.

On April 29, 2025, EGS sent a draft SAFE, which was proposed to be used by Horizon for pre-transaction fundraising. Throughout May 2025, EGS and W&C finalized the terms of the SAFE.

On May 20, 2025, Horizon engaged Rajah & Tann (“R&T”) as Singapore counsel. During the month of June 2025, EGS and R&T held calls to discuss transaction structure and shareholder approval matters.

On July 10, 2025, White & Case sent the initial draft Business Combination Agreement to EGS, which reflected the terms set forth in the LOI.

On July 16, 2025, White & Case sent initial drafts of the Sponsor Support Agreement, Sponsor Indemnification Agreement, and Lock-Up Agreement to EGS, which reflected the terms set forth in the LOI.

On July 19, 2025, Horizon entered into a SAFE with an existing Horizon shareholder, pursuant to which such shareholder invested $3 million in Horizon.

Between July 10, 2025 and September 9, 2025, White & Case, on behalf of DMY, and EGS and R&T, on behalf of Horizon, exchanged numerous revised drafts of the Business Combination Agreement and held videoconferences to discuss terms in question. Terms negotiated included: (i) the calculation of the aggregate transaction consideration payable to Horizon’s securityholders in the transaction and the exchange ratio, including adjustments based on the cash exercise price of unexercised options (ultimately, the parties agreed to use the treasury method for calculating options); (ii) the calculation of the Minimum Cash Condition, and the sources of available cash that would satisfy the condition (ultimately, the parties agreed that the condition would be satisfied by gross cash available from all sources, including the Trust Account proceeds after Redemptions (but before the payment of transaction expenses), cash on the balance sheets of DMY and Horizon, and cash raised in financing), (iii) the payment of transaction expenses, including any expenses for a further extension of DMY’s Combination Period; (iv) the timing of the delivery of Horizon and Holdco financial information (including PCAOB audited financial statements, unaudited interim financial statements, and pro forma financial information); (v) Horizon’s obligation to indemnify the Sponsor; (vi) the DMY Board’s right to change its recommendation to DMY Shareholders with respect to the Business Combination in connection with the exercise of their fiduciary duties; (vii) the timing and delivery of Horizon’s shareholder approval in connection with the transactions; (viii) the interim covenants of Horizon and the exemptions thereto; (ix) the Outside Date; and (x) the entering into and the timing for entering into employment agreements by certain Horizon executives. For further information related to the final terms agreed among the parties, please see the section entitled “— The Business Combination Agreement.”

Between July 16, 2025 and September 9, 2025, and in conjunction with the ongoing negotiation and revision of the Business Combination Agreement, White & Case, EGS and R&T exchanged drafts of the ancillary agreements related to the Business Combination Agreement, including the Sponsor Support Agreement, Sponsor Indemnification Agreement, Lock-Up Agreement, the Warrant Assumption Agreement, the Registration Rights Agreement, and the Holdco A&R Charter. Items negotiated included, with respect to the support agreements, pre-Closing transfer restrictions, and whether any or all Horizon shareholders would deliver written consent or would be required to deliver support agreements (ultimately, the parties agreed that all Horizon shareholders would deliver support agreements in connection with the signing of the Business Combination Agreement and that no Horizon shareholder would deliver a written consent prior to the effective date of the registration statement of which this proxy statement/prospectus forms a part); with respect to the Sponsor Indemnification Agreement, the types of claims that would be indemnified; with respect to the Lock-Up Agreement, certain exceptions to the lock-up; with respect to the Holdco A&R Charter, the terms of the Holdco Class B Ordinary Shares, including sunset provisions on the dual class structure and permitted transfers. For further information related to the ancillary agreements, please see the section entitled “— Certain Agreements Related to the Business Combination.”

Over the same period, White & Case, EGS, and other representatives and advisors for DMY and Horizon held numerous conference calls. In these calls, the attendees, discussed among other things, certain terms and conditions of the Business Combination Agreement, including: (a) the overall structure and legal steps necessary to implement the Business Combination, including agreeing upon the transaction steps and processes by which the Amalgamation and SPAC Merger will occur; (b) the overall suite of representations, warranties and covenants to be provided by each party under the Business Combination Agreement; (c) the governance structure of Holdco following the Closing; and (d) the items noted as negotiated above.

On August 11, 2025, Horizon announced that it had appointed Gregory Matthew Gould as Chief Financial Officer. Mr. Gould brings more than 35 years of experience in finance, technology, and operations, spanning leadership roles in both public and private companies and will lead key financial initiatives that are a part of Horizon’s long-term strategic growth plan. For more information, see the section of this proxy statement/prospectus entitled “Management of Holdco Following the Business Combination”.

On August 14, 2025, DMY engaged Needham as its financial advisor and placement agent in connection with the Business Combination. DMY decided to select Needham due to Needham’s experience with mergers and acquisitions, including previous de-SPAC transactions completed by the DMY management team, as well as Needham’s familiarity with the quantum computing industry generally. For more information, see “Financial Advisor Reference Materials” and “Certain Engagements in Connection with the Business Combination”.

On August 15, 2025, the DMY Board met for the purpose of discussing the terms of the Business Combination, due diligence results, and drafts of the Business Combination Agreement and ancillary agreements prepared by White & Case and EGS. Prior to the meeting, the DMY Board was provided with copies of the current drafts of the Business Combination Agreement and each ancillary agreement, and a legal due diligence report prepared by White & Case, among other materials. Management provided an overview of the proposed transaction, and highlighted Horizon’s opportunity to be a first-mover in the quantum software space. Representatives from Needham described the general market and investment outlook for companies comparable to Horizon, and responded to questions from the DMY Board. Representatives from White & Case reviewed the principal terms and conditions of the transaction agreements and responded to questions from the DMY Board. White & Case also presented their due diligence findings to the DMY Board. The DMY Board discussed the opportunities and challenges of the proposed Business Combination.

On September 4, 2025, the DMY Board met to further discuss the terms of the Business Combination. Prior to the meeting, the DMY Board was provided with a copy of the substantially final draft of the Business Combination Agreement and each ancillary agreement. A representative of TCF Law Group PLLC (“TCF”), DMY’s Massachusetts counsel, presented an overview of Massachusetts fiduciary duties, and responded to questions regarding the same. Additionally, representatives of Needham reviewed for and discussed with the DMY Board selected historical and projected financial and market data ratios for selected publicly traded quantum computing companies, which are discussed in more detail in the section entitled, “Financial Advisor Reference Materials.”

On September 8, 2025, the DMY Board by unanimous written consent determined that the Business Combination Agreement and the transactions contemplated thereby (including the Business Combination) is advisable, fair to, and in the best interests of DMY’s shareholders, and approved and adopted the Business Combination Agreement and each Ancillary Document. The DMY Board also determined that the aggregate fair market value of the Business Combination is and will be equal to at least 80% of the amount held in the Trust Account as of the date the Business Combination Agreement is signed.

On September 8, 2025, the Horizon Board unanimously approved the Business Combination.

On September 9, 2025, DMY and Horizon signed the Business Combination Agreement, Sponsor Support Agreement, and Horizon Support Agreements. The parties announced the signing of the Business Combination Agreement via press release and DMY filed a Current Report on Form 8-K including the Business Combination Agreement, ancillary documents, and the press release.

Following the execution of the Business Combination Agreement, DMY management and Horizon Management, with the assistance of Needham as placement agent, have sought to obtain financing for the combined company through a PIPE Investment. As of the date of this proxy statement/prospectus, the transaction financing process is ongoing and the parties have not obtained any binding commitments for the PIPE Investment.

Additionally, following the execution of the Business Combination Agreement, Horizon management has continued to seek additional SAFE financing. As of the date of this proxy statement/prospectus, the SAFE financing is ongoing and Horizon has entered into an additional $1 million of SAFEs.

On September 29, 2025, DMY received a notice from the NYSE Regulation staff of the NYSE American stating that DMY failed to comply with NYSE American Rules Section 119(b) and that DMY’s securities are subject to delisting. NYSE American Rules Section 119(b) requires a special purpose acquisition company to complete one or more business combinations within 36 months of the effectiveness of its initial public offering registration statement. Because DMY did not complete its initial business combination by September 29, 2025, the trading of the DMY Class A Shares, DMY Public Warrants, and DMY Units was suspended at the closing of business on September 29, 2025, and a Form 25-NSE was filed with the Securities Exchange Commission on October 1, 2025, which removed DMY’s securities from listing and registration on NYSE American.

On September 30, 2025, the DMY Class A Shares and DMY Public Warrants began trading on the OTCQB Market and the DMY Units began trading on the OTCID under the symbols “DMYY”, “DMYYW”, and “DMYYU”, respectively.

On October 7, 2025, Horizon entered into SAFEs for an aggregate purchase price of $1,000,000.

The DMY Board’s Reasons for the Approval of the Business Combination

As detailed above, the prospectus for the DMY IPO identified the general criteria and guidelines that DMY’s management team believed would be important in evaluating prospective target businesses, although in such prospectus DMY also indicated it may enter into a business combination with a target business that does not meet these criteria and guidelines. Horizon met a number of the criteria and guidelines that were identified in the DMY IPO prospectus, and following due diligence conducted by DMY’s management and its advisors, and following detailed discussions with Horizon, DMY believed Horizon to be an attractive business combination target.

The DMY Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the DMY Board, as a whole, did not consider it practicable to, nor did they attempt to, quantify or otherwise assign relative weights to the specific factors they took into account in reaching their decision. Rather, the DMY Board based its evaluation, negotiation and recommendation of the Business Combination on the totality of the information presented to, and considered by, it. The DMY Board considered all of these factors as a whole and, on balance, concluded that they supported a favorable determination that the Business Combination Agreement and the Business Combination are in the best interests of DMY and its shareholders. The DMY Board evaluated the reasons described below with the assistance of DMY’s outside advisors. Individual members of the DMY Board may have given different weight to different factors. This explanation of the reasons for the DMY Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

On September 15, 2025, the DMY Board unanimously (i) approved the Business Combination Agreement and related transaction agreements and the transactions contemplated thereby and (ii) determined that the Business Combination is fair to and in the best interests of DMY and the DMY Shareholders. The DMY Board also recommended that the DMY Shareholders approve and adopt the Business Combination Agreement and related transaction agreements and the transactions contemplated thereby and the other proposals to be presented at the Special Meeting.

Before reaching its decision, the DMY Board reviewed the results of the due diligence conducted by DMY’s management, which included:

•        meetings with Horizon’s management team to understand and analyze Horizon’s business and prospects;

•        legal due diligence;

•        selected historical and projected financial and market data ratios for selected publicly traded quantum computing companies;

•        review of Horizon’s unaudited historical financial information; and

•        review of the proposed structure of the Business Combination and drafts of definitive documents.

The factors considered by the DMY Board included, but were not limited to, the following (which are not weighted or in any order of significance):

•        Multiple Ways to Win.    The DMY Board considered that Horizon is developing a hardware-agnostic software platform that bridges the gaps between quantum hardware and applications, and can serve multiple quantum computing modalities. This platform makes quantum computing accessible to virtually any software developer, by removing the need for deep quantum expertise to develop applications and unleashing quantum’s potential.

•        Future Business and Financial Condition and Prospects.    The DMY Board had knowledge of the quantum computing industry generally. The DMY Board considered Horizon’s current prospects for growth in executing upon and achieving Horizon’s business plan, and noted its innovative technology, its market position within the quantum computing industry, and opportunities for sustained growth, which the DMY Board believe provides Horizon with the opportunity to become an industry leader in quantum computing software.

•        Strong Management.    The DMY Board considered the fact that Horizon is led by Dr. Joseph Fitzsimons, who is a pioneer in the quantum computing field. Prior to founding Horizon in 2018, Dr. Fitzsimons was a tenured professor at the Singapore University of Technology and Design where he led the Quantum Information and Theory group, was a principal investigator at the Centre for Quantum Technologies, contributing to both theoretical computer science and physics through his research, and co-invented the universal blind quantum computing which has since become recognized as an important enabling technology for securing cloud-based quantum computing. The DMY Board also considered the fact that Dr. Si-Hui Tan, the Chief Science Officer of Horizon, has been an active researcher in the quantum information science field for over 18 years and has published in top physics journals and presented at industry conferences. The DMY Board further considered the fact that Horizon had recently engaged Gregory Gould as its Chief Financial Officer. Mr. Gould has more than 35 years of experience in finance, technology, and operations, spanning leadership roles in both public and private companies.

•        Significant Potential Benefits to Transition to a Public Company.    Transitioning to a public company provides significant benefits for Horizon, including additional access to capital as Horizon continues to scale its business and provides brand awareness associated with being a public company.

•        Attractive Valuation.    The DMY Board believed that the $503 million implied valuation for Horizon relative to current valuations experienced by comparable public companies is favorable for DMY and its shareholders. This determination was based in part on selected historical and projected financial and market data ratios for selected publicly traded quantum computing companies. See “Financial Advisor Reference Materials”.

In the course of its deliberations, the DMY Board considered a variety of uncertainties, risks and other challenges relevant to the Business Combination, including the below (which are not weighted or in any order of significance):

•        The Nascent Stage of the Quantum Computing Industry and Horizon’s Limited Operating History.    Evaluating Horizon’s current business and predicting its future performance is difficult based upon limited historical data and inability of the DMY Board to predict the future adoption of quantum computing in line with Horizon’s contemplated business plans. The DMY Board considered that Horizon’s growth and future demand for its products depends upon the adoption by developers and customers of quantum computers. Horizon is still in the technology development phase of its business plan. Its scalable business model has not been formed as of yet and its technology roadmap may not be realized as quickly as hoped, or even at all, and Horizon has not generated significant revenue. No financial projections were provided by Horizon to the DMY Board.

•        Readiness to be a Public Company.    Neither Holdco nor Horizon have previously been a public company and their management teams have not managed a public company before, Holdco may not have all the different types of employees necessary for it to timely and accurately prepare financial statements and reports for filing with the SEC.

•        Benefits Not Achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

•        Liquidation of DMY.    The risks and costs to DMY if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in DMY being unable to effect a business combination by the end of the Combination Period, and force DMY to liquidate.

•        Exclusivity.    The fact that the Business Combination Agreement includes a provision that generally restricts DMY from soliciting other business combination proposals, which limits DMY’s ability, so long as the Business Combination Agreement is in effect, to consider other potential business combinations. In addition, under the Business Combination Agreement, the DMY Board may not change or withdraw its recommendation to the DMY shareholders to vote in favor of the Business Combination Proposal and any other proposals required to consummate the transactions contemplated by the Business Combination Agreement that are submitted to, and require the vote of, the DMY shareholders, unless the DMY Board determines in good faith, after consultation with its outside legal counsel, that in response to an intervening event, the failure to change such recommendation would be inconsistent with its fiduciary duties under applicable law.

•        Financing.    The fact that no PIPE Investment or Additional Financing was committed as of the date of the Business Combination Agreement.

•        Limitations of Review.    The DMY Board considered that they did not obtain a third-party valuation or an opinion from a financial advisor or accounting firm that the consideration to be received by the DMY shareholders is fair to DMY or its shareholders from a financial point of view.

•        Closing Conditions.    The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within DMY’s control, including the Minimum Cash Condition, approval by DMY shareholders of the Business Combination and approval by Nasdaq of the initial listing application in connection with the Business Combination.

•        Litigation.    The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•        External Risks.    Economic downturns and political and market conditions beyond Horizon’s control could adversely affect its business, financial condition, results of operations and prospects.

•        Exchange Listing.    The potential inability to list Holdco’s securities on Nasdaq or another national securities exchange in connection with the Closing or to maintain the listing of Holdco’s securities on a national exchange following Closing.

•        Fees and Expenses.    The fees and expenses associated with completing the Business Combination.

•        Inability to Evolve.    Horizon’s growth prospects may suffer if it is unable to develop successful product offerings, if it fails to pursue additional product offerings or if it loses the services of Dr. Fitzsimons or any of its other key executives or other key employees. In addition, if Horizon fails to make the optimal investment decisions in its product offerings and technology platform, it may not attract and retain key customers and its revenue and results of operations may decline.

•        Interests of Certain Persons.    The DMY Board was aware that the Sponsor and DMY’s officers and directors may have interests in the Business Combination that are in addition to, and that may be different from, the interests of unaffiliated DMY shareholders. For instance, the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders. Such interests are described in more detail under the caption “The Business Combination — Interests of the Sponsor and DMY’s Directors and Officers in the Business Combination.”

•        Public Shareholders Will Have a Minority Ownership Interest in Holdco.    The fact that current Public Shareholders will experience immediate dilution as a consequence of the issuance of Holdco Ordinary Shares as consideration in the Business Combination and, as a result, such Public Shareholders will collectively own a minority interest in Holdco after the Closing. As redemptions increase, the overall percentage ownership and voting percentage held by Sponsor, other Holders of Founder Shares, and Horizon Shareholders will increase as compared to the overall percentage ownership and voting percentage held by Public Shareholders, thereby increasing dilution to Public Shareholders. Any PIPE Investment or Additional Financing will further increase dilution to Public Shareholders, and the amount of such potential additional dilution will not be calculable until definitive agreements for a PIPE Investment and/or Additional Financing are entered into, if any. Having a minority ownership interest may reduce the influence that current Public Shareholders have on the management of Holdco. For more information, see “The Business Combination — Equity Ownership Upon Closing” and “Dilution”.

•        Absence of Possible Structural Protections for Minority Shareholders.    The Business Combination does not require approval of a majority of unaffiliated security holders, and the DMY Board did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination or to prepare a report concerning the approval of the Business Combination.

•        Other Risks.    Various other risks associated with the Business Combination, the business of DMY and the business of Horizon described under the section entitled “Risk Factors.”

The DMY Board concluded that the potential benefits that they expect DMY and its shareholders to achieve as a result of the Business Combination outweighed the potential negative factors associated with the Business Combination. Accordingly, the DMY Board unanimously determined that the Business Combination Agreement and the Business Combination were in the best interests of DMY and its shareholders.

Benefits and Detriments of the Business Combination

The following describes the potential benefits and detriments to certain groups of stakeholders in connection with the Business Combination:

•        DMY:    The DMY Board determined that the Business Combination presents an attractive business opportunity in light of a variety of factors, including but not limited to its compelling valuation, growth potential and opportunity to achieve market leadership in the quantum software field. The DMY Board also reviewed selected historical and projected financial and market data ratios for selected publicly traded quantum computing companies. The DMY Board also considered the potential detriments of the Business Combination to DMY, including Horizon’s limited operating history, the uncertainty of the potential benefits of the Business Combination being achieved, macroeconomic and sector risks, the absence of possible structural protections for minority shareholders, and the risks and costs to DMY if the Business Combination is not achieved, including the risk that it may result in DMY being unable to complete a business combination and force DMY to liquidate. For more information, see “— The DMY Board’s Reasons for the Approval of the Business Combination,” and various risks described under the section entitled “Risk Factors.”

•        Sponsor:    The Sponsor expects to receive substantial consideration in the Business Combination, including the following securities: (i) 1,163,484 Holdco Class A Ordinary Shares upon the exchange of 1,163,484 Founder Shares, which were initially purchased by the Sponsor prior to the DMY IPO for approximately $0.02 per share, and which will be automatically converted on a one-for-one basis into DMY Class A Shares immediately prior to the SPAC Merger, which will then automatically convert at the effective time of the SPAC Merger into an equal number of Holdco Class A Ordinary Shares, valued at the Redemption Price (estimated to be approximately $11.59 per share, as of September 30, 2025), which is the assumed per share price used in the Business Combination pursuant to the Business Combination Agreement, (ii) 2,884,660 Holdco Private Warrants, and 2,884,660 Holdco Class A Ordinary Shares issuable upon the exercise of such warrants, which were in initially purchased by the Sponsor in a private placement that closed concurrently with the DMY IPO for $1.00 per warrant, which will be assumed by Holdco at the time of the SPAC Merger. The Sponsor will also be entitled to continued indemnification by Holdco and Horizon following the Closing pursuant to the terms of the Sponsor Indemnification Agreement. In connection with the DMY IPO, the Sponsor extended Overfunding Loans to DMY in an aggregate amount of $947,850, equal to $0.15 per DMY Unit sold in the DMY IPO. Additionally, in connection with the Extension of the Combination Period, Mr. You entered into the Extension Note and has made an aggregate of $1,091,667 of Contributions pursuant to the Extension Note as of the date of this proxy statement/prospectus. The Sponsor is also entitled to the repayment of any out-of-pocket expenses, advances or loans made by the Sponsor, of which $1,688,630 is outstanding as of the date of this proxy statement/prospectus, and the payment of $10,000 per month by DMY for providing office space, utilities, secretarial and administrative support services pursuant to the Administrative Services Agreement dated October 4, 2022, by and between DMY and the Sponsor. For more information, see “— Compensation to be Received by the Sponsor and DMY’s Officers and Directors in Connection with the Business Combination.” The Sponsor will only be able to realize a return on its investment in DMY (which may be materially higher than the return realized by Public Shareholders) if DMY completes a business combination. In addition, the Sponsor faces potential detriments from the Business Combination, including the possibility of litigation challenging the Business Combination or the Sponsor’s role in the Business Combination, and the risk that if the Business Combination is not achieved, DMY may be unable to consummate a business combination and be forced to liquidate, resulting in the Sponsor’s investment being worthless.

•        Harry You:    In addition to the benefits and detriments set forth above with respect to the Sponsor (which will affect Mr. You, as the controlling person of the Sponsor), Mr. You is expected to be a director of Holdco after the Closing. As such, in the future, Mr. You may receive fees for his service as director, which may consist of cash or stock-based awards, and any other remuneration that the Holdco Board determines to pay to its non-employee directors, including indemnification and directors’ and officers’ liability insurance.

•        DMY Independent Directors:    DMY’s directors, other than Harry You, will each receive $100,000 of cash compensation for their services as directors of DMY, payable upon the earlier of the completion of the Business Combination or DMY’s liquidation. None of the funds in the Trust Account will be used to compensate DMY’s directors. Although such directors are entitled to receive such compensation even if DMY does not consummate an initial business combination before the end of the Combination Period and liquidates, such persons will not have any claim against the Trust Account for such payments. Accordingly, in the event that DMY liquidates, DMY may be unable to pay such director fees. In addition, the DMY directors face potential detriments from the Business Combination, including the possibility of litigation challenging the Business Combination or such directors’ roles in the Business Combination.

•        Horizon Founder:    As of October 17, 2025, the Horizon Founder beneficially owned, in the aggregate, 8,108,696 Horizon Shares, or approximately 50.6% of the issued and outstanding Horizon Shares. Upon the Closing, such shares will be converted into the right to receive 20,242,712 Holdco Class B Ordinary Shares. As a holder of Holdco Class B Ordinary Shares, the Horizon Founder will have three votes per share of Holdco Class B Ordinary Shares owned by him as of the Closing. The Horizon Founder is expected to be the only holder of Holdco Class B Ordinary Shares immediately following the Closing. As a result, the Horizon Founder is expected to own approximately 42.8% of the Holdco Ordinary Shares outstanding and approximately 69.1% of the voting power of outstanding Holdco Ordinary Shares. In addition, the Horizon Founder is expected to be the Chief Executive Officer and a director of Holdco after the Closing.

As such, in the future, the Horizon Founder may receive such compensation, which may consist of cash or stock-based awards, and any other remuneration that the Holdco Board determines to pay to the Chief Executive Officer, including indemnification and directors’ and officers’ liability insurance.

•        Horizon:    The Horizon Board determined that the Business Combination presents an attractive business opportunity in light of certain factors, including that the Business Combination will expand both the access to capital for Horizon and the range of investors potentially available to Horizon as a public company, and taking into account Horizon’s expected cash resources and need for additional capital to fund its operations. Horizon Shareholders (other than the Horizon Founder) are expected to own approximately 42.8% of the Holdco Ordinary Shares outstanding and approximately 23.0% of the voting power of outstanding Holdco Ordinary Shares. The Horizon Board also considered the potential detriments of the Business Combination to Horizon, including the possibility that the Business Combination might not be completed in a timely manner or at all, the uncertainty of the potential benefits of the Business Combination being achieved, the costs involved in connection with completing the Business Combination, and the time and effort of Horizon management required to complete the Business Combination. For more information, see “— Horizon’s Reasons for the Business Combination” and various risks described under the section entitled “Risk Factors.”

•        Unaffiliated DMY Public Shareholders:    The unaffiliated Public Shareholders have the opportunity to evaluate and consider whether or not to redeem their Public Shares in connection with the consummation of the Business Combination. Non-redeeming Public Shareholders will have the opportunity to participate in the potential future growth of Horizon, but may face a number of potential detriments in connection with their continued investment, including the uncertainties and risks identified by the DMY Board described more fully in “— The DMY Board’s Reasons for Approval of the Business Combination”, the various other risks associated with the Business Combination, the business of DMY and the business of Horizon, as described further under the section entitled “Risk Factors,” the potential conflicts of interest described under “— Interests of the Sponsor and DMY’s Directors and Officers in the Business Combination,” and the potential material dilution they may experience as described more fully in the section entitled “Dilution.” Redeeming Public Shareholders have the opportunity to receive their pro rata share of the aggregate amount on deposit in the Trust Account, less taxes paid and payable, calculated as of two business days prior to the consummation of the Business Combination. However, redeeming Public Shareholders face the potential of not realizing any future growth in value of Horizon following the Business Combination.

Financial Advisor Reference Materials

In evaluating whether to approve the Business Combination, the DMY Board considered, among other factors, the reference materials prepared by Needham, DMY’s financial advisor. Pursuant to an engagement letter dated August 14, 2025, DMY engaged Needham to act as financial advisor to DMY in connection with the Business Combination and as DMY’s placement agent in connection with the proposed PIPE Investment.

On September 4, 2025, Needham reviewed its reference materials with the DMY Board and members of DMY’s management. Needham provided its reference materials for the information and assistance of the DMY Board in connection with and for the purpose of the DMY Board’s evaluation of the Business Combination contemplated by the Business Combination Agreement. Needham did not provide any opinion as to the fairness, from a financial point of view, to the holders of DMY capital stock of the Aggregate Amalgamation Consideration to be delivered by Holdco to the holders of equity securities and SAFEs of Horizon in the Business Combination; the Aggregate Amalgamation Consideration was determined through arm’s length negotiations between DMY and Horizon. While Needham provided independent financial advice to the DMY Board during the course of the negotiations between DMY and Horizon, the decision to approve and recommend the Business Combination was made independently by the DMY Board. Needham’s reference materials do not constitute a recommendation to any DMY shareholder as to how that shareholder should vote or act on any matter relating to the Business Combination. Needham did not express any opinion as to the value of Holdco Ordinary Shares or Holdco Warrants when issued pursuant to the Business Combination of the prices at which Holdco Ordinary Shares or Holdco Warrants will actually trade at any time.

In connection with the preparation of its reference materials, Needham assumed and relied on the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and did not independently verify, nor did Needham assume responsibility for independent verification of, any of that information. Needham did not assume any responsibility for or make or obtain any independent evaluation, appraisal or physical inspection of the assets or liabilities of Horizon. Needham’s reference materials were based on economic, monetary and market conditions as they existed and could be evaluated as of its date. As the DMY Board was aware, Horizon did not provide any financial forecasts to the DMY Board. Accordingly, Needham did not perform a discounted cash flow analysis or any multiples-based analyses with respect to Horizon.

For purposes of the reference materials, and using publicly available information, Needham reviewed selected historical and projected financial and market data ratios for selected publicly traded companies. Although Horizon does not have a direct operating peer in the quantum computing sector, based on its professional judgment, Needham deemed that four publicly traded quantum computing companies were relevant for purposes of its reference materials because they were early stage growth companies developing disruptive quantum technologies. The selected companies consisted of the following:

IonQ, Inc.

Rigetti Computing, Inc.

D-Wave Quantum Inc.

Quantum Computing Inc.

The following quantitative information, to the extent it is based on publicly available information and market data, is, except as otherwise indicated, based on publicly available information and market data as they existed on or prior to September 3, 2025, and is not necessarily indicative of current or future market conditions.

The following table sets forth the following values and multiples for the selected companies:

•        enterprise value;

•        enterprise value as a multiple of projected calendar year 2025 revenues;

•        enterprise value as a multiple of projected calendar year 2026 revenues;

•        enterprise value as a multiple of projected calendar year 2027 revenues;

	Enterprise Value ($M)	Enterprise Value/Revenue
		2025E	2026E	2027E
Selected Companies
IonQ, Inc.	$12,831	140.5x	74.9x	40.8x
Rigetti Computing, Inc.	4,692	570.8x	221.0x	124.4x
D-Wave Quantum Inc.	4,653	189.5x	121.6x	65.6x
Quantum Computing Inc.	2,045	4,545.5x	1,105.7x	N/A
Mean	$6,056	1,362.8x	380.8x	76.9x
Median	4,673	382.6x	171.3x	65.6x

In the table immediately above, “N/A” indicates information or sufficient data was unavailable.

The following table sets forth, for the selected companies, consensus research analyst revenue estimates for projected calendar years 2025, 2026 and 2027.

	Consensus Revenue Estimates (in $M)
	2025E	2026E	2027E
Selected Companies
IonQ, Inc.	$91.3	$171.3	$314.8
Rigetti Computing, Inc.	8.1	21.2	37.7
D-Wave Quantum Inc.	24.6	38.3	71.0
Quantum Computing Inc.	0.5	1.9	N/A
Mean	$31.1	$58.2	$141.2
Median	16.4	29.8	71.0

The following tables set forth certain historical and projected financial information with respect to those of the selected companies that consummated their initial public offerings through de-SPAC transactions: IonQ, Inc., D-Wave Quantum Inc., and Rigetti Computing, Inc. Needham noted that each of such companies were of modest scale at the time they completed their respective de-SPAC transactions but have since demonstrated significant growth and operational expansion, reflecting substantial advancement in their respective business scale and market presence through September 3, 2025.

Revenue Forecast Based on Consensus Estimates (as of September 3, 2025)

IonQ, Inc.

$ in millions	For the Year Ending December 31,
	2021A	2022A	2023A	2024A	2025E	2026E	2027E
Total Revenue	$2.1	$11.1	$22.0	$43.1	$91.3	$171.3	$314.8

D-Wave Quantum Inc.

$ in millions	For the Year Ending December 31,
	2021A	2022A	2023A	2024A	2025E	2026E	2027E
Total Revenue	$6.3	$7.2	$8.8	$8.8	$24.6	$38.3	$71.0

Rigetti Computing, Inc.

$ in millions	For the Year Ending December 31,
	2021A	2022A	2023A	2024A	2025E	2026E	2027E
Total Revenue	$8.2	$13.1	$12.0	$10.8	$8.1	$21.2	$37.7

Precedent de-SPAC Case Studies (as of September 3, 2025)

$ in billions	IonQ, Inc.	D-Wave Quantum Inc.	Rigetti Computing, Inc.
Enterprise Value at de-SPAC	$1.4	$1.3	$1.2
Enterprise Value at 9/3/2025	$12.8	$4.7	$4.7

In reviewing the information in its reference materials, Needham noted that any estimates contained in or underlying the information are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those estimates. Additionally, Needham noted that the reference materials do not purport to be appraisals or necessarily reflect the prices at which businesses or assets may actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the information and estimates in the reference materials are inherently subject to substantial uncertainty. Needham’s reference materials were only one of many factors considered by the DMY Board in its evaluation of the Business Combination and should not be viewed as determinative of the views of the DMY Board or management of DMY with respect to the Aggregate Amalgamation Consideration or the Business Combination.

Certain Engagements in Connection with the Business Combination

Under the terms of Needham’s engagement letter with DMY, if during the term of Needham’s engagement or within 12 months thereafter the Business Combination is consummated and the Minimum Cash Condition is satisfied, DMY has agreed to pay Needham a financial advisory fee of $4,000,000 (the “Transaction Fee”). If the Business Combination is consummated but the Transaction Fee is not earned due to the failure to satisfy the Minimum Cash Condition, at DMY’s sole discretion, DMY may pay to Needham an incentive bonus of up to $4,000,000 upon the Closing. In addition, DMY has agreed to pay Needham a placement fee equal to 5.0% of the gross proceeds of sales of securities in the PIPE Investment, other than with respect to sales to certain excluded investors, including affiliates of the Sponsor and Horizon, for which the placement fee will be 3.0% of the gross proceeds of sales of securities. Additionally, the engagement letter provides that, if Needham renders a fairness opinion in connection with the Business Combination, DMY agreed to pay Needham a fee of $1,000,000 (the “Opinion Fee”), with $400,000 of such Opinion Fee payable upon the initial delivery of such fairness opinion and the remaining $600,000 payable upon the earlier of the consummation or termination of the Business Combination. As of the date of this proxy statement/prospectus, no fairness opinion has been delivered by Needham and, accordingly, no Opinion Fee will be paid. Whether or not the Business Combination or the PIPE Investment is consummated, DMY has agreed to reimburse Needham for certain of its out-of-pocket expenses and to indemnify Needham and related persons against various liabilities, including certain liabilities under the federal securities laws. Needham acted as the sole underwriter in the DMY IPO, which closed in October 2022, and received an underwriting discount of $884,660 (before deduction of selling concessions and underwriting expenses) and is also eligible to receive an additional deferred underwriting discount of $2,211,650 that is payable upon completion of the Business Combination.

Needham is a nationally recognized investment banking firm. As part of its investment banking services, Needham is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham believes that it was retained by DMY as DMY’s financial advisor in connection with the Business Combination and placement agent in connection with the PIPE Investment based on Needham’s experience as a financial advisor in mergers and acquisitions as well as Needham’s familiarity with the quantum computing industry generally. Needham has not in the past two years provided any investment banking or financial advisory services to DMY unrelated to its current engagement with respect to the proposed Business Combination and PIPE Investment for which it has received or is entitled to receive compensation. Needham has not in the past two years provided investment banking or financial advisory services to Horizon for which it has received or is entitled to receive compensation. In the past two years, Needham has provided investment banking and/or financial advisory services to two entities affiliated with the Sponsor. Needham was engaged to act as financial advisor to the Transaction Committee of the board of directors of Coliseum Acquisition Corp. in connection with the business combination of Rain Enhancement Technologies, Inc., which closed in December 2024, for which services Needham received a customary fee. In addition, Needham acted as an underwriter in the initial public offering of Berto Acquisition Corp., which closed in May 2025, received a customary underwriting discount and is also eligible to receive a customary deferred underwriting discount that is payable upon completion of an initial business combination. In the past two years, Needham has also provided investment banking and/or financial advisory services to IonQ, Inc., which completed a business combination with a special purpose acquisition company sponsored by DMY’s management team, acting as a sales agent in connection with an at-the-market offering in early 2025, for which Needham received customary compensation. Needham may in the future provide investment banking and financial advisory services to DMY, Holdco, Horizon, the Sponsor and their respective affiliates unrelated to the Business Combination and the PIPE Investment, for which services Needham would expect to receive compensation. In the normal course of its business, Needham may actively trade the equity securities of DMY for its own account or for the account of its customers or affiliates and, therefore, may at any time hold a long or short position in those securities.

Satisfaction of 80% Test

At the time of the execution of the Business Combination Agreement, DMY’s securities were listed on NYSE American. It is a requirement under NYSE American rules that DMY completes one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of DMY’s signing a definitive agreement in connection with its initial business combination.

As of the date of the execution of the Business Combination Agreement, the balance of funds in the Trust Account was approximately $26.9 million, including $2.2 million of deferred underwriting commissions payable and income earned on the Trust Account. 80% thereof was approximately $21.5 million. Based on the implied pre-money equity value of Horizon of approximately $503 million as of the date of the execution of the Business Combination Agreement, the DMY Board determined that such requirement was met. In light of the financial background and experience of the members of DMY’s management team and the DMY Board, the DMY Board believes that the members of DMY’s management team and the DMY Board are qualified to determine whether the Business Combination meets the 80% test.

Interests of the Sponsor and DMY’s Directors and Officers in the Business Combination

In considering the recommendation of the DMY Board to vote in favor of approval of the Business Combination Proposal, the Advisory Organizational Documents Proposals, and the Adjournment Proposal, shareholders should keep in mind that the Sponsor and DMY’s officers and directors have interests in the Business Combination that are different from or in addition to (and which may conflict with) the interests of unaffiliated DMY Shareholders. Further, DMY’s officers and directors have additional fiduciary or contractual obligations to other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity, which are set forth in more detail in the section titled “Information Related to DMY — Conflicts of Interest”. We believe there were no such opportunities that were not presented as a result of the existing fiduciary or contractual obligations of our officers and directors to other entities. The DMY Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Business Combination and Business Combination Agreement and in recommending to our shareholders that they vote in favor of the proposals to be presented at the Special Meeting, including the Business Combination Proposal. DMY Shareholders should take these interests into account in deciding whether to approve the proposals presented at the Special Meeting, including the Business Combination Proposal. These interests include, among other things:

•        the fact that the Sponsor holds 1,163,484 Founder Shares which were initially purchased for an aggregate of $25,000, and such shares will have a significantly higher value at the time of the Business Combination. At the Closing, the Sponsor will hold an aggregate of 1,163,484 Holdco Class A Ordinary Shares issued upon the conversion of such Founder Shares, which if unrestricted and freely tradeable, would be valued at approximately $14.8 million, based on the $12.70 closing price of the DMY Class A Shares on OTCQB on October 17, 2025. However, given that such Holdco Class A Ordinary Shares will be subject to a lock-up described elsewhere in this proxy statement/prospectus, DMY believes such shares have less value;

•        the fact that, as a result of the low purchase price paid for the Founder Shares, if the Business Combination is completed, the Sponsor is likely to be able to make a substantial profit on its investment even at a time when the Holdco Class A Ordinary Shares have lost significant value. Accordingly, the economic interests of the Sponsor diverge from the economic interests of Public Shareholders because the Sponsor will realize a gain on its investment from the completion of any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share;

•        the fact that the Sponsor holds 2,884,660 DMY Private Warrants, initially purchased for $1.00 per DMY Private Warrant, or $2,884,660 in the aggregate, in a private placement that occurred simultaneously with the closing of the DMY IPO; such warrants will automatically be assumed by Holdco at the effective time of the SPAC Merger and will become Holdco Private Warrants exercisable for 2,884,660 Holdco Class A Ordinary Shares at an initial exercise price of $11.50 per share. DMY estimates that, at the Closing, if unrestricted and freely tradeable, such Holdco Warrants would be valued at approximately $7.8 million, based on the $2.70 closing price of the DMY Public Warrants on OTCQB on October 17, 2025. However, given that such Holdco Warrants will be subject to a lock-up described elsewhere in this proxy statement/prospectus, DMY believes such warrants have less value;

•        the fact that Sponsor has waived its right to redeem any DMY Common Stock held by it in connection with the shareholder vote to approve the Business Combination;

•        the fact that, if DMY were to liquidate rather than complete an initial business combination, the Sponsor will lose its entire investment in DMY, which totals approximately $6,437,807 as of the date of this proxy statement/prospectus, comprising the $25,000 purchase price for the Founder Shares, the $2,884,660 purchase price for the DMY Private Warrants purchased by Sponsor in a private placement concurrently with the DMY IPO, the $947,850 Overfunding Loan, an aggregate of $1,091,667 of Contributions for Extensions to the Combination Period, up to $1.5 million of which may be converted into Holdco Private Warrants or repaid in cash at the Closing, and $1,688,630 of other loans, advances, and out-of-pocket expenses. However, if DMY fails to consummate a business combination within the Combination Period and liquidates, such loans will not be converted into warrants and any loans, advances, and out-of-pocket expenses will only be repaid to the extent of any cash outside of the Trust Account. The potential loss of this investment may have incentivized Sponsor and its affiliates to pursue a business combination transaction on unfavorable terms in order to avoid a liquidation;

•        the fact that, if the Trust Account is liquidated, including in the event DMY is unable to complete an initial business combination within the Combination Period, the Sponsor has agreed that it will be liable to DMY if and to the extent any claims by a third party for services rendered or products sold to DMY, or a prospective target business with which DMY has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.15 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.15 per Public

Share due to reductions in the value of the trust assets, less taxes payable and up to $100,000 of interest to pay dissolution expenses; provided that such obligation will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable), any claims by DMY’s independent registered public accounting firm, or any claims under the indemnity of the underwriters of the DMY IPO against certain liabilities, including liabilities under the Securities Act;

•        the fact that Harry You, DMY’s Chairman, Chief Executive Officer, and Chief Financial Officer and an affiliate of the Sponsor, is expected to be a director of Holdco after the Closing. As such, in the future, Mr. You may receive fees for his service as a director, which may consist of cash or stock-based awards, and any other remuneration that the Holdco Board determines to pay to its non-employee directors;

•        the fact that, pursuant to the Registration Rights Agreement, the Sponsor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Holdco Ordinary Shares and Holdco Warrants held by it following the consummation of the Business Combination. DMY estimates that the Sponsor will hold an aggregate of 1,163,484 Holdco Class A Ordinary Shares, 2,884,660 Holdco Warrants, and 2,884,660 Holdco Class A Ordinary Shares underlying Holdco Warrants subject to registration rights;

•        the fact that each of DMY’s directors, other than Harry You, will receive $100,000 in cash as compensation for director services upon the earlier of the Closing or DMY’s liquidation. Although such directors are entitled to receive such compensation even if DMY does not consummate an initial business combination before the end of the Combination Period and liquidates, such persons will not have any claim against the Trust Account for such payments. Accordingly, in the event that DMY liquidates, DMY may be unable to pay such director fees;

•        the fact that Holdco and Horizon agreed to enter into the Sponsor Indemnification Agreement with Sponsor at the Closing, pursuant to which Holdco and Horizon will indemnify, exonerate and hold harmless Sponsor and the Sponsor Indemnified Persons from and against any and all Sponsor Indemnified Liabilities arising out of or relating to any pending or threatened action, cause of action, suit, litigation, investigation, proceeding, inquiry, arbitration or claim against any of them or in which any of them may be a participant or may otherwise be involved (including as a witness) that arise out of or relates to DMY’s operations or conduct of its business, the Business Combination, and/or any claim against the Sponsor and/or a Sponsor Indemnified Person alleging any expressed or implied management, control or endorsement of any activities of DMY, or any express or implied association with Holdco, Horizon, or DMY, or any of their respective affiliates. The Sponsor Indemnification Agreement will not however apply to claims arising primarily out of (a) any breach by such Sponsor Indemnified Person of any other agreement between such Sponsor Indemnified Person, on the one hand, and Horizon, Holdco or DMY or any of their respective subsidiaries, on the other hand, or (b) the willful misconduct, gross negligence or bad faith of such Sponsor Indemnified Person; and

•        the continued indemnification of former and current directors and officers of DMY and the Sponsor and the continuation of directors’ and officer’s liability insurance after the Business Combination.

In addition, as a result of multiple business affiliations, our directors and officers have fiduciary, contractual or similar legal obligations to other entities, which may require our directors and officers to present a business combination opportunity to such other entity and only present it to us if such entity rejects the opportunity, subject to his or her fiduciary duties under Massachusetts law. We believe, however, that there were no such corporate opportunities presented to our directors and officers which were not presented to DMY, and therefore that our directors’ and officers’ additional fiduciary, contractual, or similar legal obligations to other entities did not impact our search for a business combination target. For more information, see “Information About DMY — Conflicts of Interest.”

Compensation to be Received by the Sponsor and DMY’s Officers and Directors in Connection with the Business Combination

Set forth below is a summary of the amount of compensation and securities received or to be received by the Sponsor and DMY’s officers and directors in connection with the Business Combination.

	Securities to be Received	Other Compensation
The Sponsor

(i) 1,163,484 Holdco Class A Ordinary Shares upon the exchange of 1,163,484 Founder Shares in the SPAC Merger, which were initially purchased by the Sponsor prior to the DMY IPO for approximately $0.02 per share and (ii) 2,884,660 Holdco Warrants upon the assumption of 2,884,660 DMY Private Warrants, which were initially purchased in a private placement that closed concurrently with the DMY IPO for $1.00 per warrant.

Reimbursement for the Overfunding Loans in an amount of $947,850, assuming cash repayment of the Overfunding Loans. Pursuant to their terms, the Overfunding Loans may be repaid in cash or converted into DMY Class A Shares at a conversion price of $10.00 per share (or a combination of both) at the Closing, at the Sponsor’s discretion.

$10,000 per month through the Closing for office space, utilities, secretarial and administrative support services provided by the Sponsor to members of the DMY management team pursuant to the terms of the Administrative Services Agreement dated October 4, 2022. As of the date of this proxy statement/prospectus, DMY has incurred $280,000 in fees for these services.

Indemnification by Holdco and Horizon pursuant to the Sponsor Indemnification Agreement, and coverage under Holdco’s directors’ and officer’s insurance policy pursuant to the terms of the Business Combination Agreement.

Harry You	See “Sponsor” above. Mr. You may be deemed to control the Sponsor.

See “Sponsor” above. Mr. You may be deemed to control the Sponsor.

Reimbursement for loans, advances, and out-of-pocket expenses: (i) of $1,091,667 of Contributions to the Trust Account in connection with extensions of DMY’s liquidation date as of the date of this proxy statement/prospectus and (ii) $1,688,630 of other loans, advances, or out-of-pocket expenses are outstanding as of the date of this proxy statement/prospectus.

Continued indemnification and the continuation of directors’ and officers’ liability insurance after the Business Combination.

Fees for service as a post-closing director of Holdco, which may consist of cash or stock-based awards, and any other remuneration that the Holdco Board determines to pay to its non-employee directors, including indemnification and directors’ and officers’ liability insurance.

	Securities to be Received	Other Compensation
DMY Independent Directors	None.

DMY’s directors, other than Harry You, will each receive $100,000 of cash compensation for their services as directors of DMY, payable upon the earlier of the completion of the Business Combination or DMY’s liquidation. None of the funds in the Trust Account will be used to compensate DMY’s directors.

Reimbursement for loans and advances to DMY; no such amounts are outstanding as of the date of this proxy statement/prospectus.

Reimbursement for out-of-pocket expenses incurred related to identifying, negotiating, investigating and completing the Business Combination; no such amounts are outstanding as of the date of this proxy statement/prospectus.

Continued indemnification and the continuation of directors’ and officer’s liability insurance after the Business Combination.

DMY’s independent directors do not hold shares of DMY Common Stock and are not members of the Sponsor. DMY’s independent directors will each receive $100,000 of cash compensation for their service as directors of DMY, payable upon the earlier of the Closing or DMY’s liquidation. None of the funds in the Trust Account will be used to compensate our directors. However, as detailed above, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, as discussed above. The reimbursement of expenses and advances to the Sponsor and DMY’s officers and directors may result in a material dilution of the equity interests of non-redeeming Public Shareholders.

Horizon Board’s Reasons for the Business Combination

In the course of reaching its decision to approve the Business Combination, the Horizon Board consulted with Horizon’s senior management and legal counsel and considered a wide variety of factors. Ultimately, the Horizon Board concluded that the Business Combination represented the best option to generate capital resources to support the growth and advancement of Horizon’s business.

Factors the Horizon Board considered included the following (which factors are not necessarily presented in any order of relative importance):

•        Expanded Access to Capital.    The Business Combination will potentially expand the access to capital and the range of investors available as a public company to support the growth of Horizon’s business, compared to the capital and investors to which Horizon could otherwise gain access if it continued to operate as a privately-held company.

•        Value Creation for Existing Shareholders.    The Horizon Board’s belief that no alternatives to the Business Combination were reasonably likely to create greater value for Horizon shareholders, after considering the various financing and other strategic options to enhance shareholder value.

•        Strategic Growth Drivers.    The Horizon Board believed that greater possible strategic growth opportunities may be available to Horizon as a public company following the Business Combination as compared to the prospects of Horizon as a stand-alone entity in the absence of the Business Combination.

•        Our Cash Position After the Business Combination.    The cash resources of Holdco expected to be available at the Closing assuming the satisfaction of the Minimum Cash Condition through a PIPE Investment and Additional Financing and through amounts released from the Trust Account.

•        Creation of Liquidity for our Existing Shareholders.    The potential to provide Horizon shareholders with greater liquidity by owning shares in a public company, subject to any applicable trading restrictions.

•        Increased Market Awareness of our Brand and Products.    The potential benefits from increased public market awareness of Horizon’s anticipated products for purposes of sales and marketing.

•        The Horizon Board’s Assessment of the Existing Competition.    The competitive nature of the industry in which Horizon operates, including the financial resources available to certain of Horizon’s competitors.

•        The Horizon Board’s Existing Fiduciary Duty.    The Horizon Board’s fiduciary duties to Horizon shareholders.

•        Continued Control by the Horizon Founder.    The Horizon Board considered that the Horizon Founder would maintain voting control over Holdco following the Closing as a result of the dual class share structure and the issuance of Holdco Class B Ordinary Shares to the Horizon Founder.

•        Horizon’s Executive Management and Personnel.    The expectation that Horizon’s current personnel will serve in similar roles at Holdco.

•        The Likelihood Holdco will Obtain a Nasdaq Listing.    The ability to obtain a Nasdaq listing and comply with Nasdaq listing requirements.

•        The Terms of the Business Combination Agreement.    The belief that the terms of the Business Combination Agreement, including the Aggregate Amalgamation Consideration to be issued to Horizon Shareholders, the parties’ representations, warranties and covenants and the conditions to their respective obligations, were reasonable in light of the entire transaction.

•        The Conditions and Obligations of DMY.    The limited number and nature of the conditions of the obligation of DMY to consummate the Business Combination.

•        The Timeliness of a Successful Business Combination.    The likelihood that the Business Combination will be consummated on a timely basis.

The Horizon Board also considered a number of uncertainties and risks in its consideration of the Business Combination and the other transactions contemplated by the Business Combination Agreement, including the following:

•        Potential Adverse Effects of Public Announcement.    The possibility that the Business Combination might not be completed and the potential adverse effect of the public announcement of the Business Combination on the reputation of Horizon and the ability of Horizon to obtain financing in the future in the event the Business Combination is not completed.

•        The Risks of DMY’s Board Changing their Recommendation.    The possibility that the DMY Board could, under certain circumstances, change its recommendation that DMY Shareholders vote in favor of the Proposals.

•        Failure to Complete the Business Combination in a Timely Manner.    The risk that the Business Combination might not be consummated in a timely manner or at all, for a variety of reasons, such as the failure of DMY to obtain the DMY Shareholder Approval.

•        The Costs Incurred as a Result of Pursuing the Business Combination.    The costs involved in connection with completing the Business Combination, the time and effort of Horizon personnel required to complete the Business Combination, the related disruptions or potential disruptions to Horizon’s business operations and future prospects and related administrative challenges associated with combining the companies.

•        The Costs Associated with being a Public Company.    The additional expenses and obligations to Horizon’s business that may result from being a public company and to which Horizon has not previously been subject.

•        Various Other Risks.    Various other risks associated with Holdco and the Business Combination, including the risks described in the section of this proxy statement/prospectus titled “Risk Factors.”

The foregoing information is not intended to be exhaustive, but is believed to include a summary of the material factors considered by the Horizon Board in its consideration of the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. After conducting an overall analysis of these and other factors, the Horizon Board concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. Based on this overall analysis of the factors described above, the Horizon Board unanimously approved the Business Combination Agreement, the Business Combination and the other transactions contemplated by the Business Combination Agreement.

Interests of the Horizon Founder and Horizon’s Directors and Officers in the Business Combination

When you consider the recommendation of the DMY Board in favor of Proposals, you should keep in mind that Horizon’s directors and officers have interests in the Business Combination that are different from or in addition to (and which may conflict with) those of Horizon shareholders and DMY stockholders generally. These interests include, among other things, those listed below:

•        Management Following the Business Combination.    As described in the section of this proxy statement/prospectus titled “Management of Holdco Following the Business Combination,” Chief Executive Officer and Chairman of Horizon’s Board, Dr. Joseph Fitzsimons, and Chief Financial Officer Gregory Gould are expected to hold these respective positions with Holdco upon the Closing.

•        Compensation and Benefits.    As described in the section of this proxy statement/prospectus titled “Horizon Executive and Director Compensation,” certain members of the Horizon Board and Horizon’s executive officers are entitled to or are expected to receive, compensation and benefits in connection with their service to Horizon and Holdco.

•        Limitations of Liability, Indemnification and Insurance.    The Horizon Constitution contains and the Holdco A&R Constitution will contain indemnification obligations pursuant to which Horizon’s directors and executive officers are indemnified against all costs, charges, losses, expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of Horizon. Horizon believes that the Horizon Constitution and Holdco A&R Constitution provisions are necessary to attract and retain qualified persons as directors and officers. For a discussion of the indemnification and insurance provisions related to Horizon directors and officers under the Business Combination Agreement, please see the section of this proxy statement/prospectus titled “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Directors’ and Officers’ Indemnification and Insurance.”

•        Ownership Interests.    As of October 17, 2025, the Horizon Founder beneficially owned, in the aggregate, 8,108,696 Horizon Shares, or approximately 50.6% of the issued and outstanding Horizon Shares. The Horizon Founder will be issued 20,242,712 Holdco Class B Ordinary Shares upon the Closing, each with the right to three (3) votes per share. Upon the closing of the Business Combination, the Horizon Founder will control approximately 69.1% of the aggregate voting power of Holdco.

Anticipated Accounting Treatment for the Business Combination

The Business Combination is anticipated to be accounted for as a reorganization and recapitalization transaction in accordance with U.S. GAAP. Under this method of accounting, DMY will be treated as the “acquired” company and Horizon will be treated as the “accounting acquirer” for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Horizon issuing Horizon Ordinary Shares at the Closing for the net assets of DMY, accompanied by a recapitalization as of the Closing Date. The net assets of DMY will be stated at historical cost, with no goodwill or other intangible assets recorded. As a result, any transaction costs incurred to effect the recapitalization represent costs related to issuing equity and raising capital and are recognized as a reduction to the total amount of equity raised rather than an expense recorded as incurred. Operations prior to the Business Combination will be those of Horizon.

Horizon has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•        Horizon’s shareholders will hold a majority of the voting power of the combined company under all redemption scenarios;

•        Horizon’s operations will substantially comprise the ongoing operations of the combined company;

•        Horizon’s shareholders will have the ability to nominate the majority of the members of the board of directors of the combined company, and

•        Horizon’s senior management will comprise the senior management of the combined company.

The Business Combination Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement.    The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Business Combination Agreement and/or other specific dates. The assertions and obligations embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties thereto in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules of Horizon (the “Horizon Disclosure Schedules”) and the disclosure schedules of DMY (the “DMY Disclosure Schedules” and, jointly with the Horizon Disclosure Schedules, the “Disclosure Schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about the DMY, Horizon, or any other matter.

General

Structure of the Business Combination

Pursuant to the Business Combination Agreement, and subject to the satisfaction or waiver of certain conditions set forth therein, the following will occur: (i) the amalgamation of Merger Sub 1 and Horizon, with Horizon surviving as the amalgamated company and a wholly-owned subsidiary of Holdco, and (ii) the merger of Merger Sub 2 with and into and DMY, with DMY surviving the merger so that, immediately following the Closing, each of Horizon and DMY will be a wholly-owned subsidiary of Holdco.

The Business Combination ascribes a $503 million value to Horizon and is structured as follows:

(a)     Holdco will convert from a Singapore private company limited by shares to a Singapore public company limited by shares and, in connection therewith, will file with ACRA adopt the Holdco A&R Constitution. Upon such conversion, Holdco will be known as “Horizon Quantum Holdings Ltd.”

(b)    No later than one business day prior to the effective time of the Amalgamation, the Horizon Preference Share Conversion will occur. Following the Horizon Preference Share Conversion, all of the Horizon Preference Shares shall no longer be outstanding and shall cease to exist, no payment or distribution shall be made with respect thereto and each holder of Horizon Preference Shares shall thereafter cease to have any rights with respect to such securities.

(c)     On the Closing Date, at the effective time of the Amalgamation, Merger Sub 1 and Horizon will amalgamate and continue as one company, with Horizon being the surviving company of the Amalgamation under the existing name of Horizon and as a direct, wholly-owned subsidiary of Holdco (the “First Surviving Company”).

(d)    On the Closing Date, after the effective time of the Amalgamation, immediately prior to the effective time of the SPAC Merger:

i.       DMY will cause each Public Share that a Public Shareholder has validly submitted for redemption and not withdrawn to be redeemed for cash;

ii.      The Class B Share Conversion will automatically occur; and

iii.     The Unit Separation will automatically occur.

(e)     On the Closing Date, at the effective time of the SPAC Merger, Merger Sub 2 will merge with and into DMY, and the separate existence of Merger Sub 2 will cease, with DMY being the surviving company of the SPAC Merger and as a wholly-owned subsidiary of Holdco (the “Second Surviving Company”).

Transfer Restrictions

In connection with the Closing, pursuant to the Business Combination Agreement, the Lock-Up Securityholders will enter into the Lock-Up Agreement with Holdco, pursuant to which the Lock-Up Shares will be subject to lock-up during the Shares Lock-Up Period and the Holdco Warrants and underlying Holdco Ordinary Shares will be subject to lock-up during the Warrants Lock-Up Period. For more information, see “The Business Combination — Ancillary Agreements — Lock-Up Agreement”.

Closing and Effective Time of the Business Combination

The Closing will take place by exchange of signature pages by email or other electronic transmission (a) as promptly as practicable and in any event no later than the third business day after the conditions to Closing have been satisfied, or if permissible, waived by the party entitled to the benefit of the same (other than those conditions which by their terms are required to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or (b) at such other date and time as Horizon and DMY mutually agree.

Representations and Warranties

Representations and Warranties of Horizon

The Business Combination Agreement contains representations and warranties made by Horizon to DMY relating to a number of matters pertaining to Horizon and its subsidiaries, including the following, in each case subject to certain specified exceptions or qualifications set forth in the Business Combination Agreement:

•        corporate organization, qualification to do business, good standing and corporate power of Horizon;

•        capitalization of Horizon;

•        subsidiaries of Horizon;

•        due authorization to enter into the Business Combination Agreement and the Ancillary Agreements and to consummate the transactions contemplated thereby;

•        absence of conflicts with organizational documents, applicable laws or certain agreements and instruments and the absence of liens as a result of entering into the Business Combination Agreement or the Ancillary Agreements or consummating the transactions contemplated thereby;

•        governmental and regulatory consents required in connection with the execution of the Business Combination Agreement or the Ancillary Agreements or the consummation of the transactions contemplated thereby;

•        litigation matters;

•        broker’s and finder’s fees related to the transactions contemplated in the Business Combination Agreement or the Ancillary Agreements;

•        financial statements of Horizon;

•        absence of undisclosed liabilities;

•        absence of any changes constituting a material adverse effect;

•        matters relating to real property, personal property and assets of Horizon and its subsidiaries;

•        material contracts;

•        compliance with applicable law and possession of licenses and permits required to conduct the business being conducted by Horizon and its subsidiaries;

•        tax matters;

•        matters relating to intellectual property and information technology systems;

•        employee and employment matters (including employee benefits) of Horizon;

•        labor matters and employee relations;

•        Horizon’s compliance with anti-corruption laws, sanctions laws, export control laws, and international trade control laws of various jurisdictions;

•        compliance with environmental laws;

•        matters relating to insurance;

•        matters relating Horizon’s top vendors and suppliers; and

•        accuracy of the information provided by Horizon for inclusion in this proxy statement/prospectus.

Representations and Warranties of Holdco and Merger Subs

The Business Combination Agreement contains representations and warranties made by Holdco and Merger Subs to DMY relating to a number of matters pertaining to Holdco and Merger Subs, including the following, in each case subject to certain specified exceptions or qualifications set forth in the Business Combination Agreement:

•        corporate organization, qualification to do business, good standing and corporate power of Holdco and Merger Subs;

•        capitalization of Holdco and Merge Subs;

•        due authorization to enter into the Business Combination Agreement and the Ancillary Agreements and to consummate the transactions contemplated thereby;

•        governmental and regulatory consents required in connection with the execution of the Business Combination Agreement or the Ancillary Agreements or the consummation of the transactions contemplated thereby;

•        litigation matters;

•        broker’s and finder’s fees related to the transactions contemplated in the Business Combination Agreement or the Ancillary Agreements; and

•        accuracy of the information provided by Holdco and Merger Subs for inclusion in this proxy statement/prospectus.

Representations and Warranties of DMY

The Business Combination Agreement contains representations and warranties made by DMY to Holdco and Horizon relating to a number of matters pertaining to DMY, including the following, in each case subject to certain specified exceptions or qualifications set forth in the Business Combination Agreement:

•        corporate organization, qualification to do business, good standing and corporate power of DMY;

•        capitalization of DMY;

•        compliance of SEC filings with applicable laws and SEC rules and requirements;

•        balance in the Trust Account, arrangements and contracts pertaining to the Trust Account, and effects of the Business Combination on the Trust Account;

•        absence of an employee benefit plan;

•        absence of any changes constituting a material adverse effect;

•        compliance with applicable laws;

•        tax matters;

•        DMY’s compliance with anti-corruption laws, sanctions laws, export control laws, and international trade control laws of various jurisdictions;

•        absence of indebtedness;

•        due authorization to enter into the Business Combination Agreement and the Ancillary Agreements and to consummate the transactions contemplated thereby;

•        absence of conflicts with organizational documents, applicable laws or certain agreements and instruments and the absence of liens as a result of entering into the Business Combination Agreement or the Ancillary Agreements or consummating the transactions contemplated thereby;

•        governmental and regulatory consents required in connection with the execution of the Business Combination Agreement or the Ancillary Agreements or the consummation of the transactions contemplated thereby;

•        litigation matters;

•        broker’s and finder’s fees related to the transactions contemplated in the Business Combination Agreement or the Ancillary Agreements;

•        absence of liabilities;

•        material contracts;

•        the listing of DMY’s securities on NYSE American;

•        that DMY is not an “investment company” within the meaning of the Investment Company Act; and

•        accuracy of the information provided by DMY for inclusion in this proxy statement/prospectus.

Covenants and Agreements

Conduct of Business during the Interim Period

Each of the parties to the Business Combination Agreement has agreed that, from the date of the Business Combination Agreement until the earlier of (1) the date the Business Combination Agreement is terminated and (2) the Closing (such period, the “Interim Period”), it will conduct and operate its business in the ordinary course of business consistent with past practices and to use its commercially reasonable efforts to preserve intact its business operations, goodwill, and business relationships with its employees, lessors, licensors, suppliers, distributors, vendors, customers, and other third parties.

In addition, the parties agreed that, except as required by law, as expressly contemplated by the Business Combination Agreement or the Ancillary Agreements, as consented to in writing by DMY (with respect to Horizon, Holdco or either Merger Sub) or Horizon (with respect to DMY) (which consent may not be unreasonably withheld, conditioned or delayed), or as disclosed in the disclosure schedules, the parties will not, and will cause their respective subsidiaries not to, do any of the following:

(i)        amend or propose to amend its Organizational Documents;

(ii)       form any subsidiaries, or be acquired by any other person;

(iii)      change its principal place of business or jurisdiction of organization or enter into any new line of business;

(iv)      (A) adjust, split, combine, subdivide or reclassify any of its shares or other equity interests, (B) amend any term, right or obligation with respect to any outstanding shares or other equity interests, (C) change or agree to change in any manner the rights of its shares or other equity interests or (D) propose, adopt or effect any plan, or engage in, any reorganization, reclassification, liquidation, dissolution or similar transaction;

(v)       declare, set aside, make or pay, or promise to make or pay, any dividend or other distribution (whether payable in cash, shares, property, a combination thereof or otherwise) in respect of, or enter into any contract with respect to the voting of, any of its equity interests;

(vi)      amend or modify, or waive any rights under, or consent to the termination of, or otherwise compromise in any way or relinquish any material right under, (A) with respect to Horizon, any material contract or (B) with respect to DMY, the Trust Agreement, except in connection with the Extension (in each case of clauses (A) and (B), other than ministerial changes that do not have an economic impact);

(vii)     (A) abandon, cancel, fail to maintain, allow to lapse, fail to prosecute or defend any intellectual property (other than intellectual property that Horizon determines in its reasonable business judgment is immaterial to the business of Horizon); (B) sell, assign, transfer, lease, license, sublicense, convey, covenant not to assert, pledge, grant any security interest in, or otherwise encumber or dispose of any intellectual property (other than non-exclusive licenses granted to customers or service providers in the ordinary course of business); (C) disclose any trade secret; or (D) subject any owned software to copyleft terms;

(viii)    sell, issue, redeem, acquire, assign, transfer, pledge, convey, repurchase or otherwise dispose of any equity interests, other than (i) with respect to DMY, redemptions in accordance with the DMY shareholder redemption rights and (ii) with respect to Horizon, repurchases from Horizon employees and investors holding less than 5% of the fully-diluted company capitalization (excluding any outstanding SAFEs) calculated as of the date of the Business Combination Agreement, in the aggregate, 2% of the fully-diluted company capitalization (excluding any outstanding SAFEs) calculated as of the date of the Business Combination Agreement;

(ix)      delay, accelerate or cancel, or waive any material right with respect to, any receivables or indebtedness owed to such party, as applicable, or write off or make reserves against the same;

(x)       sell, assign, transfer, lease, license, sublicense or make any other disposition of (whether by way of merger, consolidation, sale of shares or assets or otherwise) or pledge, encumber or otherwise subject to any lien, any of its material tangible or intangible properties or assets;

(xi)      solely with respect to Horizon, make any capital expenditures in excess of $500,000 individually, or $1,000,000 in the aggregate;

(xii)     delay or accelerate any accounts payable;

(xiii)    institute, waive, release, settle or compromise, or agree to settle or compromise, any action (A) in each case in excess of $100,000 (exclusive of any amounts covered by insurance) (B) involving any liability of Horizon or any of its subsidiaries or its or their directors, officers, employees or agents (in their capacities as such) or (C) that imposes injunctive or any other non-monetary or equitable relief on such party;

(xiv)    (A) acquire or agree to acquire in any manner, including by way of merger, consolidation, amalgamation, scheme or similar transaction, or purchase of any shares or assets or otherwise, any person or any business, material assets, business organization or division thereof, or (B) make any loans, advances, or capital contributions to, or investments in, any person;

(xv)     solely with respect to Horizon, except as required by any company benefit plan in effect as of the date of the Business Combination Agreement, (A) grant any severance, retention, change in control or termination or similar pay, (B) terminate, adopt, enter into or materially amend or grant any new awards under any company benefit plan or any plan, policy, practice, program, agreement or other arrangement that would be deemed a company benefit plan as of the date of the Business Combination Agreement,

(C) increase the cash compensation, severance, termination or bonus opportunity of any employee, officer, director or other individual service provider, (D) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by Horizon or any of its subsidiaries, (E) hire or engage any new employee or independent contractor if such new employee or independent contractor will receive annual base compensation in excess of $250,000, (F) terminate the employment or engagement, other than for cause, of any employee or independent contractor with an annual compensation in excess of $250,000, (G) make any loan to any present or former employee or other individual service provider of Horizon, other than advancement of expenses in the ordinary course of business consistent with past practices, or (H) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union or labor organization;

(xvi)    adopt or change any accounting principles or the methods of applying such principles, except as required under U.S. GAAP or applicable Law;

(xvii)   (A) make, change or revoke any material tax election; (B) change any material method of tax accounting; (C) file any amended material tax return; (D) settle any audit or other proceeding related to a material amount of taxes; (E) forego any available material refund of taxes; (F) enter into any tax allocation, indemnity, sharing or similar agreement or any Closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-US law); (G) seek any tax ruling from any governmental entity; (H) initiate or enter into any voluntary disclosure agreement or similar agreement with a taxing authority; or (I) take any action that would change the classification of Horizon for US federal (and any applicable state) tax purposes or liquidate or otherwise dissolve Horizon, in each case, to the extent any such action could be reasonably be expected to adversely affect DMY, any of its subsidiaries, or Horizon;

(xviii)  grant, implement or adopt any retention payments that are contingent on the recipient providing continued services following the Closing or experiencing a termination without cause following the Closing;

(xix)    (A) fail to continue to make timely contributions to each employee health and welfare benefit plan in accordance with the terms thereof, or (B) adopt any severance, retention or other employee plan;

(xx)     terminate or allow to lapse any insurance policy protecting any of such party’s assets or properties, unless simultaneously with such termination or lapse, a replacement policy underwritten by an insurance company of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the terminated or lapsed policy for substantially similar premiums or less is in full force and effect;

(xxi)    amend any lease, sublease, license or concession in a manner that would materially modify the rights or obligations of the parties to such lease, sublease, license or concession;

(xxii)   solely with respect to Horizon, fail to take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of the business, including to obtain or maintain all necessary permits or fail to comply in material respects with all applicable laws; and

(xxiii)  agree to or authorize, or commit to agree to or authorize (in writing or otherwise) any of the foregoing.

In addition, during the Interim Period, Horizon will, as promptly as reasonably practicable, inform DMY of the entry into any contract that, if in effect as the date of the Business Combination Agreement, would constitute a material contract.

Access to Information

During the Interim Period, each party will provide the other parties and its officers, directors, affiliates, employees and representatives, upon reasonable notice and reasonable access during normal business hours to the books and records of or relating to the other parties and to the officers, employees and representatives of the other parties; provided, however, that the parties may withhold any document or information where disclosure of such document or information would reasonably be expected to: (i) jeopardize attorney-client privilege; (ii) contravene any laws; or (iii) cause a violation of any legally binding obligation with a third party with respect to confidentiality, non-disclosure or privacy.

Efforts to Consummate the Business Combination

Each of the parties agreed to use its respective reasonable best efforts, to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable under the Business Combination Agreement and applicable laws to consummate the Business Combination as promptly as practicable, including: (i) the obtaining of all necessary actions or nonactions, licenses, permits, orders, notifications, clearances, waivers, authorizations, expirations or terminations of waiting periods, clearances, consents and approvals from governmental entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid any action, injunction or proceeding by, any governmental entity, including in connection with any regulatory law; (ii) the defending of any actions challenging the Business Combination Agreement or the consummation of the Business Combination; and (iii) the execution and delivery of any notification or additional instruments necessary to consummate the Business Combination Agreement and the Business Combination.

Confidentiality

Except as set forth in the Business Combination Agreement, during the Interim Period, and, in the event that the Business Combination Agreement is terminated, for a period of two years after such termination, Horizon, Holdco, and the Merger Subs, on the one hand, and DMY, on the other hand, will hold and will cause their respective affiliates and representatives to hold, in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of applicable law, all documents and information concerning the other party furnished to it by such other party or its representatives in connection with the transactions (the “Confidential Information”) (except to the extent that such information can be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from another source, which source is not the agent of the other party and is not under any obligation of confidentiality with respect to such information); and no party will release or disclose Confidential Information to any other person, except its representatives in connection with the Business Combination Agreement. In the event that any party believes that it is required to disclose any such Confidential Information pursuant to applicable law, to the extent legally permissible, such party must give timely written notice to the other party so that such party may have an opportunity to obtain a protective order or other appropriate relief. Each party will be deemed to have satisfied its obligations to hold Confidential Information concerning or supplied by the other party if it exercises the same care as it takes to preserve confidentiality for its own similar information.

Control of Operations

Without in any way limiting any party’s rights or obligations under the Business Combination Agreement, the parties agreed that nothing contained in the Business Combination Agreement will (a) DMY, directly or indirectly, the right to control or direct Horizon’s operations prior to the Closing, or (b) Horizon, Holdco or the Merger Subs, directly or indirectly, the right to control or direct the DMY’s operations prior to the Closing.

Trust Account

Upon satisfaction or waiver of the conditions to Closing set forth in the Business Combination Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee, in accordance with, subject to and pursuant to the Trust Agreement and the DMY Organizational Documents, at the Closing, DMY (a) will cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) shall instruct the Trustee to distribute the Trust Account as follows: (i) to the public shareholders of DMY holding the DMY Public Shares sold in the DMY IPO who shall have previously validly elected to exercise DMY shareholder redemption rights pursuant to the DMY Organizational Documents, (ii) for any transaction expenses to be paid and/or reimbursed in accordance with the Business Combination Agreement, and (iii) to Holdco to the extent any funds remain in the Trust Account after the payments made in the foregoing sections (i) and (ii), and (c) immediately thereafter, the Trust Account shall terminate, except as otherwise provided in the Trust Agreement.

Exclusivity

During the Interim Period, none of Horizon, Holdco, or the Merger Subs will (or permit any of their respective subsidiaries or representatives to) (i) encourage, facilitate, solicit, initiate, engage or participate in any discussions or negotiations with any person concerning, any Alternative Transaction (as defined below), (ii) take any other action intended or designed to facilitate the efforts of any person relating to a possible Alternative Transaction, including furnishing any information relating to Horizon, Holdco, or the Merger Subs or any of their respective assets or businesses, or affording access to the assets, business, properties, books or records of Horizon, Holdco, or the Merger Subs to any person for the purpose of facilitating an Alternative Transaction, or (iii) approve, recommend, endorse or enter into any Alternative Transaction or any contract related to any Alternative Transaction or publicly announce an intention to enter into an Alternative Transaction. For purposes of the Business Combination Agreement, the term “Alternative Transaction” means any of the following transactions (in a single transaction or series of transactions) involving Horizon, any of its subsidiaries, Holdco or either of the Merger Subs, other than the Transactions: (A) any direct or indirect merger, consolidation, share exchange, business combination, reconsolidation, recapitalization, reorganization, liquidation, dissolution, or other similar transaction, (B) any direct or indirect sale, lease, license, exchange, transfer, option or other disposition of (x) all or a material portion of the assets or properties of Horizon and any of its subsidiaries, taken as a whole, or (y) any class or series of the shares or other equity interests of Horizon, any of its subsidiaries, Holdco or either of the Merger Subs, or (C) any initial public offering or direct listing on any stock exchange. Immediately following the execution of the Business Combination Agreement, each of Horizon, Holdco and the Merger Subs will, and will cause their respective subsidiaries and its and their respective representatives to, immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any person with respect to any Alternative Transaction. Horizon shall promptly (but in any event within forty-eight (48) hours) notify DMY if Horizon, any of its subsidiaries, Holdco, either of the Merger Subs or any of its or their representatives receive any offer or proposal for, or any solicitation to discuss or negotiate, an Alternative Transaction, including the materials terms and conditions thereof (including any changes thereto) and the identity of the person making such offer, proposal or solicitation. Horizon shall thereafter keep DMY informed on a reasonably current basis of material developments with respect to any such offer, proposal or solicitation.

During the Interim Period, DMY will not (and will cause its representatives not to) (i) encourage, facilitate, solicit, initiate, engage, participate in any discussions or negotiations with any Person concerning, any Alternative SPAC Transaction, (ii) take any other action intended or designed to facilitate the efforts of any person relating to a possible Alternative DMY Transaction (as defined below), including furnishing any information relating to DMY or any of its assets or business, or affording access to the assets, business, properties, books or records of DMY to any person for the purpose of facilitating an Alternative DMY Transaction, or (iii) approve, recommend, endorse or enter into any Alternative DMY Transaction or any contract related to any Alternative DMY Transaction or publicly announce an intention to enter into an Alternative DMY Transaction. For purposes of the Business Combination Agreement, the term “Alternative DMY Transaction” means any Business Combination involving DMY, other than the Transactions. DMY will, and will cause its Affiliates and its and their respective representatives to, immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any person (other than Horizon, Holdco, the Merger Subs and their respective Affiliates and representatives) with respect to any Alternative DMY Transaction. DMY will promptly (but in any event within (48) forty-eight hours) notify Horizon, orally and in writing, if DMY or any of its representatives receives any offer or proposal for, or any solicitation to discuss or negotiate, an Alternative DMY Transaction, including the materials terms and conditions thereof (including any changes thereto) and the identity of the person making such offer, proposal or solicitation. DMY shall thereafter keep Horizon informed on a reasonably current basis of material developments with respect to any such offer, proposal or solicitation.

Directors’ and Officers’ Indemnification and Insurance

All rights to indemnification, exculpation and advancement existing in favor of the current or former directors, officers, employees and agents of any of Horizon, DMY, and each person who served at the request of Horizon or DMY as a director, officer, member, manager, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (the “D&O Indemnified Persons”), as provided in the Organizational Documents of Horizon or DMY, as applicable, or in any indemnification agreement or arrangement of Horizon or DMY, as applicable, in effect on the date of the Business Combination Agreement, in each instance, with respect to matters occurring prior to or at the Closing, will survive the consummation of the Transactions and will continue in full force and effect. Additionally, Holdco, Horizon and its or their affiliates agreed to perform and discharge their respective obligations to provide such indemnity and exculpation from and after the Closing for a period of six years or until the settlement or final adjudication of any action commenced during such period. The Holdco A&R Constitution will contain provisions with respect to indemnification, exculpation and advancement of the D&O Indemnified Persons no less favorable to the D&O Indemnified Persons than set forth in the Organizational Documents of Horizon, on the one hand, or DMY, on the other hand, as in effect on the date of the Business Combination Agreement, which provisions will not be amended, repealed or otherwise modified after the Closing in any manner that would be reasonably expected to adversely affect the rights of any D&O Indemnified Person thereunder except as is required under applicable law. From and after the Closing, Holdco will, and will cause Horizon and its affiliates to honor, in accordance with their respective terms, each of the covenants contained in this section.

At or prior to the Closing, Holdco will obtain directors’ and officers’ liability insurance for Holdco, the First Surviving Company, and the Second Surviving Company that will be effective as of Closing and will cover those persons who were directors and officers of Horizon prior to the Closing and those persons who will be the directors and officers of Holdco and its subsidiaries at and after the Closing on terms not less favorable than the better of (x) the terms of the current directors’ and officers’ liability insurance in place for Horizon’s directors and officers and (y) the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on the Stock Exchange, which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as Horizon (the “Closing D&O Policy”).

At or prior to the Closing, Holdco will purchase, a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “SPAC D&O Tail”) in respect of acts or omissions occurring prior to the effective time of the SPAC Merger covering (i) each such person that is currently covered by DMY’s directors’ and officers’ liability insurance policies and (ii) the Sponsor, each on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of the Business Combination Agreement for the six-year period following the Closing; provided that in no event shall Holdco be required to expend on the premium thereof in excess of 350% of the aggregate annual premiums currently payable by DMY with respect to such current policies (the “Premium Cap”); provided, further, that if such minimum coverage under any such SPAC D&O Tail is or becomes not available at the Premium Cap, then any such SPAC D&O Tail shall contain the maximum coverage available at the Premium Cap. Holdco will, and will cause the First Surviving Company to, maintain the SPAC D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by Holdco or the First Surviving Company, as applicable.

At or prior to the Closing, Horizon may, at its sole discretion, purchase, at its expense, a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “Horizon D&O Tail”) in respect of acts or omissions occurring prior to the effective time of the Amalgamation covering each such person that is currently covered by Horizon’s directors’ and officers’ liability insurance policies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of the Business Combination Agreement for the six-year period following the Closing. Holdco will, and will cause the Second Surviving Company to, maintain the Horizon D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Second Surviving Company.

On the Closing Date, Holdco will enter into customary indemnification agreements reasonably satisfactory to each Horizon, DMY, and Holdco with the respective directors and officers of Holdco, which indemnification agreements shall continue to be effective following the Closing. At the effective time of the SPAC Merger, the First Surviving Company will assume all rights and obligations of DMY under all indemnification agreements in effect as of the date of the Business Combination Agreement or immediately prior to the SPAC Merger between DMY and any person who is or was a director or officer of DMY prior to the effective time of the SPAC Merger and that have been made available to Horizon prior to the date of the Business Combination Agreement, which indemnification agreements will continue to be effective following the Closing.

If Holdco, the First Surviving Company or the Second Surviving Company or any of their respective successors or assigns (i) will consolidate with or merge into any other person and will not be the continuing or surviving company, corporation or entity of such consolidation or merger or (ii) will transfer all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions will be made so that the successors and assigns of Holdco, the First Surviving Company or the Second Surviving Company, as applicable, shall assume all of the obligations set forth in this section.

The provisions of this section will survive the Closing and are (i) intended to be for the benefit of, and will be enforceable by, each D&O Indemnified Person, and each D&O Indemnified Person’s heirs, legatees, representatives, successors and assigns, and shall be binding on all successors and assigns of Holdco, the First Surviving Company, and the Second Surviving Company, and may not be terminated or amended in any manner adverse to such D&O Indemnified Person without such D&O Indemnified Person’s prior written consent and (ii) in addition to, and not in substitution for, any other rights to indemnification, exculpation, advancement or contribution that any such person may have by contract or otherwise.

Expenses

All costs and expenses incurred in connection with the Business Combination Agreement, the Ancillary Agreements and the Transactions will be paid as follows: (a) in the case of Transaction Expenses related to regulatory or governmental approvals, antitrust review, and the Registration Statement and Proxy Statement, including filing fees and printer expenses, equally by DMY and Horizon, (b) for all other Horizon Transaction Expenses, by Horizon, and (c) for all other DMY Transaction Expenses, by DMY; provided, that, in the event that the Closing is consummated, at the Closing, all Transaction Expenses shall be paid and/or reimbursed by or on behalf of Holdco by wire transfer of immediately available funds and shall be included in the schedule of wire transfers for the Closing on the Closing Date, from Aggregate Closing Cash, and to the extent such funds are exhausted, will be paid by Holdco in the same manner and pursuant to the same timing.

Notice of Certain Events

During the Interim Period, each of Horizon (on behalf of itself, Holdco and the Merger Subs) and DMY will promptly notify each other of:

(a)     any notice or other communication from any person alleging or raising the possibility that the consent of such person is or may be required in connection with the Transactions or that the Transactions might give rise to any action or other rights by or on behalf of such person or result in the loss of any rights or privileges of Horizon or DMY (or Holdco, post-Closing) to any such person or create any lien on any of Horizon’s, DMY’s, or Holdco’s assets;

(b)    any notice or other communication from any governmental entity in connection with the Transactions;

(c)     any actions commenced (or to such party’s knowledge threatened) against, relating to or involving or otherwise affecting such party (including such party’s shareholders, equity interests, assets, business) or that relate to the consummation of the Transactions;

(d)    the occurrence of any fact or circumstance which constitutes or results in, or would reasonably be expected to constitute or result in, a Material Adverse Effect; and

(e)     any inaccuracy of any representation or warranty of such party contained in the Business Combination Agreement at any time during the term hereof, or any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, that would reasonably be expected to cause any of the conditions to obligations to close not to be satisfied.

No notice pursuant to this section will affect any representation or warranty in the Business Combination Agreement of any party, or any condition to the obligations of any party. Each of Horizon and DMY will cooperate with the other and use reasonable best efforts in the defense or settlement of any action relating to the Transactions which is brought or threatened in writing against (a) DMY, any of its subsidiaries and/or any of their respective directors or officers, or (b) Horizon, Holdco, the Merger Subs, any of their respective subsidiaries and/or any of their respective directors or officers. Such cooperation between the parties will include (i) keeping the other party reasonably and promptly informed of any developments in connection with any such action, and (ii) utilizing counsel reasonably agreeable to both DMY and Horizon (such agreement to counsel not to be unreasonably withheld, conditioned or delayed) and (iii) refraining from compromising, settling, consenting to any order or entering into any agreement in respect of, any such action without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed).

Public Announcements

DMY, Holdco, and Horizon agreed to cooperate in good faith with respect to the preparation of (i) a press release announcing the execution of the Business Combination Agreement, (ii) a Current Report on Form 8-K to be filed by DMY to report the execution of the Business Combination Agreement (the “Signing 8-K”), (iii) a Current Report on Form 8-K to be filed by DMY to report the Closing (the “Closing 8-K”), and (iv) a Current Report on Form 20-F to be filed by Holdco to report the Closing and to include certain other information required by the Exchange Act (the “Super 20-F”), and will use their respective reasonable efforts to provide the other parties with all information reasonably requested by the other parties and required to be included by SEC guidance in such filings.

Between the date of the Business Combination Agreement and the earlier of the filing of the Super 20-F or the termination of Business Combination Agreement, in connection with the preparation of any press release or other public announcement containing information relating to the Business Combination Agreement, the Transaction, or the business of Horizon, any Current Report on Form 8-K, Report on Form 6-K, or other filings (including the Signing 8-K, Closing 8-K, and Super 20-F), or any other statement, filing, notice or application (including any amendments or supplements thereto) made by or on behalf of DMY on the one hand, or Horizon, Holdco and/or the Merger Subs, on the other hand, to any governmental entity in connection with the Transactions (each, a “Reviewable Document”), each party, as applicable, will (i) seek the prior written consent of Horizon, in the case of DMY, or DMY, in the case of Horizon, Holdco and the Merger Subs, provided, that without such prior written consent, each party will be permitted to issue a press release or other public announcement containing information relating to the Business Combination Agreement or the Transactions, and to issue and submit any other Reviewable Document that is substantially consistent with information previously approved pursuant to this section, and (ii) upon request, use its commercially reasonable efforts to furnish Horizon, in the case of DMY, or DMY, in the case of Horizon, Holdco and the Merger Subs, with all information reasonably necessary or advisable in connection with the preparation of such materials, which information provided shall not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading. Without limiting the generality of the foregoing, DMY will use its reasonable best efforts to cooperate with Horizon in connection with the preparation for inclusion in the Super 20-F of pro forma financial statements that comply with SEC guidance, including the requirements of Regulation S-X. Holdco and Horizon will use reasonable best efforts to make the managers, directors, officers and employees of Horizon available to DMY and its counsel in connection with the drafting of the Signing 8-K and Closing 8-K, as reasonably requested by DMY; provided that doing so does not unreasonably interfere with the ongoing operations of Horizon. DMY will use reasonable best efforts to make the managers, directors, officers and employees of DMY available to the Holdco, Horizon and their counsel in connection with the drafting of the Super 20-F, as reasonably requested by Horizon or Holdco; provided that doing so does not unreasonably interfere with the ongoing operations of DMY.

Whenever any event occurs which would reasonably be expected to result in any Reviewable Document containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, Horizon or DMY, as the case may be, will promptly inform the other parties of such occurrence and shall use its reasonable best efforts to furnish to the other parties any information reasonably related to such event and any information reasonably necessary or advisable in order to prepare an amendment or supplement to such Reviewable Document in order to correct such untruth or omission.

Holdco Post-Closing Directors and Officers

The parties will take all actions necessary (including, in the case of Holdco, procuring the resignations of the directors of Holdco, as applicable) such that, immediately following the effective time of the Amalgamation, the Holdco Board will consist of directors who shall be mutually selected by Horizon and DMY (not to be unreasonably withheld, conditioned, or delayed); provided, that, the parties agree that (i) Harry You will be a member of the Holdco Board, and if determined to be independent by the Holdco Board, will be named as the initial lead independent director upon the Closing, and (ii) at least a majority of the Holdco Board shall qualify as independent directors under the rules of the Stock Exchange. The officers of Horizon immediately prior to the effective time of the Amalgamation will be the officers of Holdco as of immediately after the effective time of the Amalgamation, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal.

Holdco Equity Incentive Plan and Holdco ESPP

Prior to the effective date of the Registration Statement, Holdco will adopt a new equity incentive plan in a form to be reasonably agreed upon by DMY and Horizon. The 2025 Plan will have such number of Holdco Class A Ordinary Shares available for issuance equal to 10% of the sum of (x) the Holdco Ordinary Shares to be issued and outstanding immediately after the Closing and (y) the Holdco Ordinary Shares issuable upon conversion, exercise, or exchange of convertible, exercisable, or exchangeable securities outstanding immediately after the Closing, and shall include an “evergreen” provision that will provide for an automatic increase on the first day of each fiscal year of 5% of the number of shares available for issuance under the 2025 Plan. In addition, prior to the effective date of the Registration Statement, Holdco will adopt an employee share purchase plan in a form to be reasonably agreed upon by DMY and Horizon. The ESPP will have such number of Holdco Class A Ordinary Shares available for issuance equal to 1.5% of the sum of (x) the Holdco Ordinary Shares to be issued and outstanding immediately after the Closing and (y) the Holdco Ordinary Shares issuable upon conversion, exercise, or exchange of convertible, exercisable, or exchangeable securities outstanding immediately after the Closing, and shall include an “evergreen” provision that will provide for an automatic increase on the first day of each fiscal year of 1% of the number of shares available for issuance under the ESPP.

Preparation of Registration Statement; Special Meeting

Each of Holdco, Horizon, and DMY agreed to use its reasonable best efforts to cause this Registration Statement and the proxy statement/prospectus included herein to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Each of Holdco, Horizon, and DMY will furnish all information concerning itself and its subsidiaries, officers, directors, and holders of equity securities as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement and the proxy statement/prospectus. Promptly after the Registration Statement is declared effective under the Securities Act, DMY will cause the proxy statement/prospectus to be mailed to shareholders of DMY. Holdco shall keep the Registration Statement continually effective until such time as the Holdco Warrants (and their underlying Holdco Class A Ordinary Shares) registered for resale thereon have been included in an effective registration statement on Form F-1 or F-3 for resale by the Sponsor, and the Sponsor is an express third-party beneficiary of this section.

DMY will include provisions in the proxy statement/prospectus and shall take reasonable action related thereto, with respect to (i) approval the Business Combination Proposal, (ii) non-binding advisory approval of the Advisory Organizational Documents Proposals, (iii) the Adjournment Proposal, and (iv) approval of any other proposals reasonably agreed by DMY and Horizon to be necessary or appropriate in connection with the Transactions.

DMY will, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) establish the record date (which record date shall be mutually agreed with Horizon) for, duly call, give notice of, convene and hold the Special Meeting in accordance with the DMY Organizational Documents and the MBCA, (ii) cause the proxy statement/prospectus to be disseminated to shareholders of DMY as of such record date in compliance with applicable law, and (iii) solicit proxies from the holders of DMY Common Stock to vote in favor of each of the Proposals. DMY will, through the DMY Board, include the DMY Board Recommendation in the proxy statement/prospectus. The DMY Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the DMY Board Recommendation (a “SPAC Change in Recommendation”); provided, that if, at any time prior to obtaining the DMY Shareholder Approval, the DMY Board (or any committee or subgroup thereof) determines in good faith, after consultation with its outside legal counsel, that in response to an Intervening Event (as defined in the Business Combination Agreement), the failure to make a SPAC Change in Recommendation would be inconsistent with its fiduciary duties under applicable law, the DMY Board (or any committee or subgroup thereof) may, prior to obtaining the DMY Shareholder Approval, make a SPAC Change in Recommendation; provided further, that, to the fullest extent permitted by applicable law, DMY’s obligations to establish a record date for, duly call, give notice of, convene and hold the Special Meeting shall not be affected by any SPAC Change in Recommendation.

If on a date for which the Special Meeting is scheduled (i) a quorum is not present within 30 minutes of the time appointed for the Special Meeting, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time and place as is determined by the DMY Board and consented to by Horizon (such consent not to be unreasonably withheld, conditioned or delayed) and if a quorum is not present within 30 minutes of the time appointed for the adjourned meeting, then the DMY Shareholders present in person or by proxy shall constitute a quorum; or (ii) a quorum is present and DMY has not received proxies representing a sufficient number of shares of DMY Common Stock to obtain the DMY Shareholder Approval, then the Adjournment Proposal must be approved by a sufficient number of shares of DMY Common Stock.

Amalgamation Documents

As promptly as reasonably practicable following the date of the Business Combination Agreement, Horizon and Merger Sub 1 will jointly take all actions as may be required under the Singapore Companies Act to effect the amalgamation between Horizon and Merger Sub 1. As promptly as practicable following the date of the Business Combination Agreement:

(a)     Horizon and Merger Sub 1 will prepare or cause to be prepared (1) the amalgamation proposal as prescribed by Section 215B of the Singapore Companies Act (being the amalgamation proposal which requires the approval by the shareholders of each of Horizon and Merger Sub by special resolution at a general meeting for the purposes of Section 215C of the Singapore Companies Act) (the “Amalgamation Proposal”) and (2) directors’ declarations, statements of material interests of directors, solvency statements, accompanying auditors’ reports and such other information or documents relating to the Amalgamation as is or may be required under the Singapore Companies Act, in each case with respect to the Amalgamation (collectively with the Amalgamation Proposal, the “Amalgamation Documents”);

(b)    each of Horizon and Merger Sub 1 will contact and engage with its secured creditors (if any) and such other creditors of Horizon as may be agreed between DMY and Horizon (the “Company Creditors”) and use its reasonable best efforts to obtain the written consent of such Company Creditors to the Amalgamation and the Transactions on terms satisfactory to Horizon and DMY, both acting reasonably;

(c)     Horizon will (1) deliver the relevant Amalgamation Documents to the Horizon Shareholders in accordance with the Singapore Companies Act, (2) deliver the Amalgamation Proposal to the Company Creditors (if any) in accordance with the Singapore Companies Act, and (3) cause the notice of the Amalgamation to be published in one daily English-language newspaper of general circulation in Singapore in accordance with the Singapore Companies Act; and

(d)    each of Horizon and Merger Sub 1 will take all steps necessary to obtain the pre-clearance of the Amalgamation and the Amalgamation Documents by ACRA, and shall provide to DMY reasonable evidence of pre-clearance of the Amalgamation and the Amalgamation Documents by ACRA.

On the Closing Date, Horizon will pay the fee prescribed by ACRA to effect the Amalgamation and file with ACRA the prescribed form relating to the Amalgamation, the Amalgamation Proposal, the required directors’ declarations, the required solvency statements, the required declaration of the directors of each of Horizon and Merger Sub 1 that the Amalgamation has been approved by the shareholders of Horizon and Merger Sub 1, respectively, the required declarations regarding no prejudice to creditors, and the constitution of the First Surviving Company, in each case relating to the Amalgamation and in accordance with the Singapore Companies Act.

Horizon and Merger Sub 1 will, and Horizon will cause each of its subsidiaries to, (i) cause the Amalgamation Documents when delivered to Horizon Shareholders or Company Creditors or filed with ACRA, to comply in all material respects with all laws applicable thereto (including the Singapore Companies Act) and rules and regulations promulgated by ACRA, and (ii) cause the Amalgamation to be declared effective under the Singapore Companies Act as soon as practicable on the Closing Date.

Each of Holdco, Horizon, and Merger Sub 1 will ensure that all of the information supplied by it or on its behalf for inclusion or incorporation by reference in the Amalgamation Documents will, at the time the Amalgamation Documents are dispatched or electronically disseminated to Horizon Shareholders or Company Creditors or filed with ACRA, be true, accurate and not misleading in all material respects.

Company Shareholder Approval

As promptly as practicable after the Registration Statement is declared effective under the Securities Act, Horizon will call and hold a general meeting of the Horizon Shareholders for the purpose of seeking the Horizon Shareholder Approval, or shall seek the Horizon Shareholder Approval by shareholders’ written resolutions in lieu of a meeting, and will include the Horizon Board Recommendation in the materials delivered to the Horizon Shareholders in connection therewith. No later than 21 days after the Amalgamation Documents are delivered to the Horizon Shareholders and Company Creditors and published in a daily English-language newspaper of general circulation in Singapore, in each case in accordance with the Singapore Companies Act, Horizon will deliver to DMY evidence reasonably satisfactory to DMY that the Horizon Shareholder Approval was obtained (x) at a duly called and convened general meeting or (y) by written shareholder resolutions. Neither the Horizon Board, nor any committee thereof, will withhold, withdraw, amend, modify, change, qualify or propose or resolve to withhold, withdraw, amend, modify or change, in each case in a manner adverse to DMY, the Horizon Board Recommendation.

Additional Financial Information

Pursuant to the Business Combination Agreement, Horizon was required to deliver to DMY the audited financial statements of Horizon and its subsidiaries for the twelve month periods ended December 31, 2024 and December 31, 2023 consisting of the audited consolidated balance sheets as of such dates, the audited consolidated income statements for the twelve month periods ended on such dates, and the audited consolidated cash flow statements for the twelve month periods ended on such dates, together with the auditor’s report thereon (the “Company PCAOB Audited Financial Statements”) as promptly as practicable following the date of the Business Combination Agreement, and in any event no later than thirty days following such date. Further, Horizon agreed to deliver to DMY Horizon’s consolidated interim financial statements for the six months ended June 30, 2025 no later than September 30, 2025 (the “Company Unaudited Interim Financial Statements”). Horizon has delivered the Company PCAOB Audited Financial Statements and Company Unaudited Interim Financial Statements to DMY. The Company PCAOB Audited Financial Statements and the Company Unaudited Interim Financial Statements are required to be prepared in conformity with U.S. GAAP consistently applied in accordance with the requirements of the Public Company Accounting Oversight Board for public companies.

Additionally, pursuant to the Business Combination Agreement, Holdco was required to deliver to DMY the audited financial statements of Holdco and its subsidiaries as of a date to be determined in Holdco’s reasonable discretion, consisting of the audited consolidated balance sheet as of such date, together with the auditor’s report thereon (the “Holdco PCAOB Audited Financial Statements”) as promptly as practicable following the date of the Business Combination Agreement, and in any event no later than thirty days following such date. Holdco has delivered the Holdco PCAOB Audited Financial Statements to DMY Further, Holdco agreed to deliver Holdco’s interim financial statements for such periods as required by applicable law or SEC guidance to be included in the Registration Statement (the “Holdco Unaudited Interim Financial Statements” and together with the Company PCAOB Audited Financial Statements, the Company Unaudited Interim Financial Statements, and the Holdco PCAOB Audited Financial Statements, the “Required Financial Statements”). The Holdco PCAOB Audited Financial Statements and the Holdco Unaudited Interim Financial Statements (if any) are required to be prepared in conformity with U.S. GAAP consistently applied in accordance with the requirements of the Public Company Accounting Oversight Board for public companies.

Horizon and Holdco will provide any Company Unaudited Interim Financial Statements and Holdco Unaudited Interim Financial Statements, and Holdco will file a post-effective amendment to the Registration Statement, as necessary to comply with the undertakings in the Registration Statement with respect to the age of financial statements.

During the Interim Period, Horizon will provide DMY with a monthly update of Horizon’s cash position and overall performance relative to any capital expenditure plan previously approved by DMY.

PIPE Investment

During the Interim Period, Holdco, Horizon and DMY will use reasonable best efforts to enter into mutually agreed subscription agreements (the “Subscription Agreements”) with accredited investors (the “PIPE Investors”), pursuant to which the PIPE Investors will agree, subject to the terms and conditions set forth therein, to subscribe for and purchase, at the Closing, Holdco Class A Ordinary Shares at a purchase price equal to the Redemption Price, which we refer to herein as the PIPE Investment. Each of Holdco, DMY, and Horizon will use its reasonable best efforts (a) to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements on or prior to the Closing on the terms described therein, and (b) to satisfy on a timely basis all conditions and covenants applicable to Holdco, DMY, and Horizon, respectively, in the Subscription Agreements and otherwise comply with its obligations thereunder and to enforce the rights of Holdco, DMY, and Horizon under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) Holdco the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms.

Holdco expects to use the proceeds from the PIPE Investment, if any, for general corporate purposes. Unless waived by Horizon, Horizon’s obligation to consummate the Business Combination is conditioned on the Minimum Cash Condition being met. DMY and Horizon are actively seeking PIPE Investments. However, if they are not successful in obtaining PIPE Investments or any other financing (including Additional Financing, as discussed below), or if any such financing, together with the cash held in the Trust Account, is not sufficient to meet the estimated $62 million Minimum Cash Condition, Horizon can either waive such closing condition under the Business Combination Agreement or refuse to close. As of the date of this proxy statement/prospectus, Horizon has entered into agreements for an additional $1 million of SAFE financing, however there has been no binding agreement for a PIPE Investment or other financing.

Financing Cooperation

During the Interim Period and upon mutual determination of DMY and Horizon, each of DMY, Horizon, and Holdco may, but shall not be required to, secure at or prior to the Closing one or more financing commitments, which we refer to as the Additional Financing. The Additional Financing may be in the form of: (a) SAFEs or any other form of equity financing of Horizon, which financing closes and is funded to Horizon after the date of the Business Combination Agreement and prior to the Closing, (b) backstops against exercises of DMY Shareholder Redemption Rights or non-redemption agreements, or (c) equity or equity-linked financing of Holdco or DMY, which closes concurrently with the Closing. The PIPE Investment shall not constitute the Additional Financing. In the event that the Additional Financing is structured as a private placement transaction, Horizon and DMY will mutually select and agree upon a proposed list of potential investors for the Additional Financing. The subscription or other agreements relating to the Additional Financing will be in a form and substance mutually acceptable to the parties, and if DMY is not a party thereto will include DMY as a third-party beneficiary thereto. In furtherance of the foregoing, if the parties mutually determine to seek Additional Financing, the parties will use reasonable best efforts to identify sources of financing for the Additional Financing and to mutually negotiate the underlying subscription, financing and similar agreements and reasonably cooperate in a timely manner in connection with any such efforts, including (x) by providing such information and assistance as the other parties may reasonably request, (y) granting such access to potential investors and their respective representatives as may be reasonably necessary for their due diligence, and (z) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to the Additional Financing. Neither Horizon or Holdco, on the one hand, or DMY, on the other hand, will make or agree to make any amendments, changes, modifications or waivers to any contracts underlying the Additional Financing without the prior written consent of DMY or Horizon, as applicable, which consent may not be unreasonably denied, conditioned, granted or withheld or delayed.

Holdco expects to use the proceeds from the Additional Financing, if any, for general corporate purposes. Unless waived by Horizon, Horizon’s obligation to consummate the Business Combination is conditioned on the Minimum Cash Condition being met. DMY and Horizon are actively seeking Additional Financing. However, if they are not successful in obtaining Additional Financing or any other financing (including PIPE Investments, as discussed above), or if any such financing, together with the cash held in the Trust Account, is not sufficient to meet the estimated $62 million Minimum Cash Condition, Horizon can either waive such closing condition under the Business Combination Agreement or refuse to close. As of the date of this proxy statement/prospectus, Horizon has entered into agreements for an additional $1 million of SAFE financing, however there has been no binding agreement for a PIPE Investment or other financing.

Stock Exchange Listing

From the date of the Business Combination Agreement through the earlier of a NYSE American Triggering Event or the Closing Date, DMY shall use its reasonable best efforts to ensure that the DMY Public Securities remain listed for trading on NYSE American. In connection with the Closing, DMY will take such actions as are reasonably necessary or advisable to cause the DMY Public Securities to be delisted from the NYSE American, to the extent then applicable, and deregistered under the Exchange Act (or to have its Exchange Act registration be succeeded by Holdco) with such delisting and deregistration effective as soon as practicable following the effective time of the SPAC Merger. From the date of the Business Combination Agreement through the Closing, the parties will use their respective reasonable best efforts to have Holdco’s securities approved for listing on the Stock Exchange.

The DMY Class A Shares and DMY Public Warrants are traded on the OTCQB, and the DMY Units are traded on the OTCID, under the symbols “DMYY”, “DMYYU”, and “DMYYW”, respectively, following the delisting from the NYSE American exchange on September 29, 2025 due to DMY’s failure to complete its initial business combination within 36 months of the effectiveness of its initial public offering registration statement. DMY shareholders should know that there may be a very limited market in which DMY’s securities are traded, the trading price of DMY’s securities may be adversely affected, and the DMY Class A Shares may be deemed to be a “penny stock”. DMY can provide no assurance that its securities will continue to trade on the OTC Market, whether broker-dealers will continue to provide public quotes of its securities on the OTC Market, or whether the trading volume of its securities will be sufficient to provide for an efficient trading market for existing and potential holders of its securities. See “Risk Factors — Risks Related to DMY and the Business Combination — DMY’s securities were delisted from trading on the NYSE American exchange and trade on the OTC Markets, which could limit investors’ ability to make transactions in DMY’s securities and subject DMY to additional trading restrictions.”

Conditions to Obligations to Close

Condition to Obligations of Each Party’s to Close

The respective obligations of each party to effect the Transactions will be subject to the satisfaction of all of the following conditions at or prior to the effective time of the Amalgamation, any one or more of which may be waived (where permissible) in writing by both Horizon (on behalf of itself, Holdco, and the Merger Subs) and DMY:

•        there will not be in effect any injunction or other order, or law prohibiting, restraining, enjoining, or making illegal the Business Combination;

•        the affirmative vote of DMY’s shareholders required to approve the proposals set forth in this proxy statement/prospectus, as determined in accordance with applicable law and the DMY Organizational Documents, must be obtained;

•        the affirmative vote of Horizon’s stockholders required to approve the Business Combination, must be obtained;

•        this Registration Statement will have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement will have been issued and no proceedings for that purposes shall have been initiated or threatened by the SEC and not withdrawn;

•        the Holdco Class A Ordinary Shares will have been approved for listing on the Stock Exchange as of the Closing Date, subject only to official notice of issuance;

•        Holdco will have been converted from a Singapore private company to a Singapore public company and in accordance with the Singapore Companies Act; and

•        the Holdco A&R Constitution will have been adopted by Holdco and filed with ACRA.

Condition to DMY’s Obligations to Close

DMY’s obligation to effect the Transactions shall be subject to the satisfaction of all the following further conditions at or prior to the effective time of the Amalgamation, any one or more of which may be waived (where permissible) in writing by DMY in its sole and absolute discretion:

•        the representations and warranties of Horizon:

•        regarding corporate organization, qualification to do business, good standing and corporate power, subsidiaries, due authorization to enter into the Business Combination Agreement and the Ancillary Agreements and to consummate the transactions contemplated thereby, and broker’s and finder’s fees related to the transactions contemplated in the Business Combination Agreement or the Ancillary Agreements will each be true and correct in all material respects as of the date of the Business Combination Agreement and as of the Closing, as if made as of such date and time (other than representations and warranties that are expressly made as of a specific date, which representations and warranties shall have been true and correct in all material respects as of such date);

•        regarding capitalization will be true and correct in all but de minimis respects as of the date of the Business Combination Agreement and as of the Closing, as if made as of such date and time (other than representations and warranties that are expressly made as of a specific date, which representations and warranties shall have been true and correct in all but de minimis respects as of such date); and

•        contained elsewhere in the Business Combination Agreement will be true and correct in all respects as of the date of the Business Combination Agreement and as of the Closing, as if made as of such date and time (other than representations and warranties that are expressly made as of a specific date, which representations and warranties will have been true and correct as of such date) except for breaches or inaccuracies of such representations and warranties that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

•        The representations and warranties of Holdco and each of the Merger Subs:

•        regarding corporate organization, qualification to do business, good standing and corporate power, due authorization to enter into the Business Combination Agreement and the Ancillary Agreements and to consummate the transactions contemplated thereby, and broker’s and finder’s fees related to the transactions contemplated in the Business Combination Agreement or the Ancillary Agreements will each be true and correct in all material respects as of the date of the Business Combination Agreement and as of the Closing, as if made as of such date and time (other than representations and warranties that are expressly made as of a specific date, which representations and warranties shall have been true and correct in all material respects as of such date);

•        regarding capitalization will be true and correct in all but de minimis respects as of the date of the Business Combination Agreement and as of the Closing, as if made as of such date and time (other than representations and warranties that are expressly made as of a specific date, which representations and warranties shall have been true and correct in all but de minimis respects as of such date); and

•        contained elsewhere in the Business Combination Agreement will be true and correct in all respects as of the date of the Business Combination Agreement and as of the Closing, as if made as of such date and time (other than representations and warranties that are expressly made as of a specific date, which representations and warranties shall have been true and correct as of such date) except for breaches or inaccuracies of such representations and warranties that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

•        the covenants and agreements of each of Horizon, Holdco, Merger Sub 1 and Merger Sub 2, respectively, to be performed or complied with by such party on or before the Closing Date in accordance with the Business Combination Agreement will have been duly performed or complied with by such party in all material respects;

•        no Material Adverse Effect has occurred that is continuing;

•        DMY will have received a certificate, dated as of the Closing Date and signed on behalf of Horizon and Holdco (on behalf of itself and the Merger Subs) by an authorized officer of Horizon and Holdco, respectively, stating that the conditions specified above have been satisfied; and

•        the Aggregate Closing Cash shall equal or exceed the sum of (i) Transaction Expenses plus (ii) Requisite Working Capital.

Conditions to Horizon’s Obligations

The obligations of Horizon to consummate the Transactions shall be subject to the satisfaction of all of the following further conditions at or prior to the effective time of the Amalgamation, any one or more of which may be waived (where permissible) in writing by Horizon in its sole and absolute discretion:

•        the representations and warranties of DMY:

•        regarding corporate organization, qualification to do business, good standing and corporate power, due authorization to enter into the Business Combination Agreement and the Ancillary Agreements and to consummate the transactions contemplated thereby, absence of conflicts with organizational documents, applicable laws or certain agreements and instruments and the absence of liens as a result of entering into the Business Combination Agreement or the Ancillary Agreements or consummating the transactions contemplated thereby, and broker’s and finder’s fees related to the transactions contemplated in the Business Combination Agreement or the Ancillary Agreements will each be true and correct in all material respects as of the date of the Business Combination Agreement and as of the Closing, as if made as of such date and time (other than representations and warranties that are expressly made as of a specific date, which representations and warranties shall have been true and correct in all material respects as of such date);

•        regarding capitalization will be true and correct in all but de minimis respects as of the date of the Business Combination Agreement and as of the Closing, as if made as of such date and time (other than representations and warranties that are expressly made as of a specific date, which representations and warranties shall have been true and correct in all but de minimis respects as of such date); and

•        contained elsewhere in the Business Combination Agreement will be true and correct in all respects as of the date of the Business Combination Agreement and as of the Closing, as if made as of such date and time (other than representations and warranties that are expressly made as of a specific date, which representations and warranties shall have been true and correct as of such date) except for breaches or inaccuracies of such representations and warranties that would not have, and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect.

•        the covenants and agreements of DMY to be performed or complied with by DMY on or before the Closing Date in accordance with the Business Combination Agreement will have been duly performed or complied with by DMY in all material respects; and

•        Horizon will have received a certificate, dated as of the Closing Date and signed on behalf of DMY by an authorized officer of DMY, stating that the conditions specified above have been satisfied.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing:

•        by the mutual written consent of Horizon and DMY;

•        by either Horizon or DMY, if:

•        the Closing shall not have occurred on or before December 29, 2025 (the “Outside Date”); provided, that, notwithstanding anything herein to the contrary, if DMY obtains the approval of its shareholders for the Extension, then the Outside Date, automatically and without action on the part of any party, will be extended for an additional period ending on the last date then in effect for DMY to consummate its Business Combination pursuant to the Extension; provided, further, that the right to terminate the Business Combination Agreement under this section will not be available to (1) Horizon, if any of Horizon, Holdco, Merger Sub 1 or Merger Sub 2 has breached any of their respective representations, warranties, covenants or agreements under the Business Combination

Agreement and such breach is the primary cause of or has primarily resulted in the failure of the Closing to be consummated on or before such date or (2) DMY, if DMY has breached any of its representations, warranties, covenants or agreements under the Business Combination Agreement and such breach is the primary cause of or has primarily resulted in the failure of the Closing to be consummated on or before such date;

•        any Order or Law permanently restraining, enjoining, prohibiting or making illegal the consummation of the Transactions becomes effective, final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to (1) Horizon, if any of Horizon, Holdco, Merger Sub 1 or Merger Sub 2 has breached any of their respective representations, warranties, covenants or agreements under this Agreement and such breach is the primary cause of or has primarily resulted in such final, non-appealable Order or Law or (2) the SPAC, if the SPAC has breached any of its representations, warranties, covenants or agreements under this Agreement and such breach is the primary cause of or has primarily resulted in such final, non-appealable Order or Law;

•        by Horizon or DMY if DMY Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Special Meeting (subject to any adjournment or postponement thereof) duly convened therefor or at any adjournment thereof;

•        by DMY, if the representations and warranties of Horizon, Holdco or either of the Merger Subs shall have failed to be true and correct, or Horizon, Holdco or either of the Merger Subs shall have breached or failed to perform any of their covenants, obligations or other agreements contained in the Business Combination Agreement, where such failure or breach (A) would give rise to the failure of a condition to the obligation to close of either party or DMY and (B) cannot be or has not been cured prior to the earlier of (x) noon (eastern time) on the Business Day prior to the Outside Date and (y) the date that is thirty days after the date that DMY notifies Horizon of such failure or breach; provided, however, that DMY’s right to terminate the Business Combination Agreement under this section will not be available if the representations and warranties of DMY will have failed to be true and correct, or DMY shall have breached or failed to perform any covenant, obligation or other agreement contained in the Business Combination Agreement, where such failure or breach would give rise to the failure of a condition to the obligation to close of either party or Horizon (and DMY shall not have cured such failure or breach);

•        by Horizon, if the representations and warranties of DMY shall have failed to be true and correct, or DMY shall have breached or failed to perform any of its covenants, obligations or other agreements contained in the Business Combination Agreement, where such failure or breach (A) would give rise to the failure of a condition to the obligation to close of either party or Horizon and (B) cannot be or has not been cured prior to the earlier of (x) noon (eastern time) on the Business Day prior to the Outside Date and (y) the date that is thirty (30) days after the date that Horizon notifies DMY of such failure or breach; provided, however, that Horizon’s right to terminate the Business Combination Agreement under this section shall not be available if the representations and warranties of Horizon shall have failed to be true and correct, or Horizon, Holdco or the Merger Subs shall have breached or failed to perform any covenant, obligation or other agreement contained in the Business Combination Agreement, where such failure or breach would give rise to the failure of a condition to the obligation to close of either party or DMY (and Horizon, Holdco, or the Merger Subs, shall not have cured such failure or breach); or

•        by DMY, if Horizon shall not have obtained the Horizon Shareholder Approval and delivered evidence of the same to DMY by the Horizon Shareholder Approval Deadline.

In the event the Business Combination Agreement is validly terminated, all further obligations of the parties under the Business Combination Agreement will terminate and will be of no further force and effect (except certain obligations related to confidentiality, public announcements, expenses, effects of termination of the Business Combination Agreement and general provisions, which shall survive), and no party will have any further liability to any other party except for liability arising out of or incurred as a result of such party’s fraud or willful and material breach of the Business Combination Agreement.

Miscellaneous

No Survival of Representations, Warranties, Covenants and Agreements

Other than claims against a party that committed fraud with respect to the making of its applicable representation and warranty in the Business Combination Agreement, the representations and warranties set forth in the Business Combination Agreement and all covenants that are to be fully performed prior to the Closing will not survive the Closing.

Governing Law; Waiver of Jury Trial; Jurisdiction

The laws of the State of New York will govern all claims or matters related to or arising from the Business Combination Agreement (including any tort or non-contractual claims) and any questions concerning the construction, interpretation, validity and enforceability of the Business Combination Agreement, and the performance of the obligations imposed by the Business Combination Agreement, in each case without giving effect to any choice-of-law or conflict-of-law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of New York; provided, that the consummation and effectiveness of the Amalgamation shall be governed by, and construed in accordance with, the Singapore Companies Act. Each party to the Business Combination Agreement irrevocably waived all rights to trial by jury in any proceeding.

Amendments, Waivers and Remedies

No amendment of any provision of the Business Combination Agreement will be valid unless the same will be in writing and signed by each of the parties to the Business Combination Agreement. Each party may, only by an instrument in writing, waive compliance by any other party with any term or provision of the Business Combination Agreement on the part of such other party to be performed or complied with. The waiver by a party of a breach of any term or provision of the Business Combination Agreement by another party will not be construed as a waiver of any subsequent breach. Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing will constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by the Business Combination Agreement. No exercise of any right or remedy with respect to a breach of the Business Combination Agreement will preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach. Except as otherwise expressly provided by the Business Combination Agreement, any and all remedies provided by the same will be deemed cumulative with and not exclusive of any other remedy conferred, or by law or equity upon any party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

Specific Performance

Each party to the Business Combination Agreement agreed that, prior to a valid termination, to prevent breaches or threatened breaches by the parties of any of their respective covenants or obligations set forth in the Business Combination Agreement, including its failure to take all actions required under the express terms of the Business Combination Agreement to consummate the Transactions, and that prior to a valid termination of the Business Combination Agreement, the parties shall be entitled to specific performance of such agreements and covenants in such event and other equitable relief to prevent breaches of the Business Combination Agreement, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agreed that it will not oppose the granting of any such injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Each party waived any requirement to provide any bond or other security in connection with such order or injunction.

Ancillary Agreements

DMY Support Agreement

In connection with the execution of the Business Combination Agreement, on September 9, 2025, the Sponsor, entered into the DMY Support Agreement with DMY, Holdco, and Horizon pursuant to which the Sponsor has agreed (and each other Holders of Founder Shares has agreed) (i) to vote, at any meeting of the shareholders of DMY, and in any action by written consent of the shareholders of DMY, all DMY Class A Shares and DMY Class B Shares in favor of the Business Combination Agreement and each other proposal presented by DMY in this proxy statement/prospectus, and against certain competing proposals or competing transactions, and in favor of any proposal sought by DMY to extend the deadline by which DMY must consummate its initial business combination, (ii) to certain non-solicitation limitations with respect to certain competing transactions, (iii) to irrevocably waive, to the fullest extent permitted by law and the DMY Articles, the anti-dilution provisions of the DMY Articles that would have DMY Class B Shares convert to DMY Class A Shares at a ratio of greater than one-for-one, and (iv) to refrain from selling, assigning or transferring any DMY Common Stock except to certain permitted transferees, until the earliest of (A) the effective time of the SPAC Merger, (B) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (C) the liquidation of DMY, (D) the written agreement of each of the terminating Holders of Founder Shares, DMY and Horizon with respect to terminating the rights and obligations under the DMY Support Agreement of a specific Holder of Founder Shares or a subset of Holders of Founder Shares and (E) the written agreement of all Holders of Founder Shares, DMY and Horizon to terminate the DMY Support Agreement in its entirety. Pursuant to the DMY Support Agreement, the Holders of Founder Shares agreed to comply with their non-redemption obligations as specified in the Insider Letter they entered into with DMY in connection with DMY’s IPO. No consideration has been or will be paid by DMY, Holdco, or Horizon to the Sponsor or other Holders of Founder Shares in connection with such agreements. The DMY Support Agreement is attached to the accompanying proxy statement/prospectus as Annex C.

Horizon Support Agreement

In connection with the execution of the Business Combination Agreement, on September 9, 2025, DMY, Holdco, Horizon, and each of the Horizon Shareholders entered into the Horizon Support Agreement. Pursuant to the Horizon Support Agreement, each Horizon Shareholder (a) agreed to vote (whether pursuant to a duly convened meeting of the Horizon Shareholders or to approve by way of a written resolution of the Horizon Shareholders) all Horizon Shares owned by them in favor of approving the Business Combination Agreement, the Ancillary Agreements to which Horizon is or will be a party and the Business Combination and Horizon Preference Share Conversion, (b) agreed to vote in opposition to any Alternative Transaction (as defined below) and any and all other proposals, actions or agreements for the acquisition of Horizon, that would materially impede the Business Combination, or would result in any material change to the present capitalization of Horizon, any amendment to the Horizon Constitution, or Horizon’s corporate structure or business, among other things, (c) agreed that the Amalgamation, Business Combination, and the entry into the Business Combination Agreement and Ancillary Agreements constitute Affirmative Vote Items, and agreed to consent and approve them for all purposes under the existing Shareholders’ Agreement and the Horizon Constitution, and waive all rights they may have under the Shareholders’ Agreement and the Horizon Constitution in relation to the Business Combination (including to the extent any rights of first refusal, tag-along rights, pre-emptive rights or other transfer restrictions may apply), (d) agreed that the Shareholders’ Agreement shall be automatically terminated and of no further force and effect effective as of, and subject to and conditioned upon, the Closing, (e) agreed not to transfer any of its Horizon Shares except to certain permitted transferees prior to the Closing, in each case, on the terms and subject to the conditions set forth in the Horizon Support Agreements, (f) agreed not to raise any right to dissent, right to demand payment or right of appraisal under applicable law, and (g) in the case of holders of Horizon Preference Shares, they have notified Horizon of their election to convert all of the Horizon Preference Shares held by them into Horizon Ordinary Shares on the date that is one business day before the effective time of the Amalgamation. The form of Horizon Support Agreement is attached to the accompanying proxy statement/prospectus as Annex D.

No consideration has been or will be paid by DMY, Horizon, or Holdco to the Horizon Shareholders in connection with such agreements.

Lock-Up Agreement

In connection with the Closing, pursuant to the Business Combination Agreement, the Lock-Up Securityholders will enter into the Lock-Up Agreement with Holdco, pursuant to which the Lock-Up Shares will be subject to lock-up during the Shares Lock-Up Period and the Holdco Warrants and underlying Holdco Ordinary Shares will be subject to lock-up during the Warrants Lock-Up Period. An aggregate of approximately 42.2 million Lock-up Shares are anticipated to be subject to such transfer restrictions, representing approximately 88.9% of the total issued and outstanding Holdco Ordinary Shares following the Business Combination, assuming the No Additional Redemptions Scenario (which scenario includes $1 million of additional SAFEs entered into as of the date of this proxy statement/prospectus, and assumes an aggregate of approximately $33.8 million of PIPE Investment for which there is no binding commitment as of the date of this proxy statement/prospectus and assumes no other financing). An aggregate of 2,884,660 Holdco Warrants, and 2,884,660 Holdco Class A Ordinary Shares issuable upon the exercise of such warrants, are anticipated to be subject to such transfer restrictions, representing approximately 47.7% of the issued and outstanding Holdco Warrants following the Business Combination. The form of Lock-Up Agreement is attached to this proxy statement/prospectus as Annex E.

Set forth below is a tabular presentation of the post-closing lock-ups:

Lock-up Party	Number and Type of Securities	Lock-Up Term	Permitted Transferees
Sponsor	1,163,484 Holdco Class A Ordinary Shares.	Shares Lock-Up Period(1)	Permitted Transferees(3)
	2,884,660 Holdco Warrants and 2,884,660 Holdco Class A Ordinary Shares underlying such warrants.	Warrants Lock-Up Period(2)
Harry You	See “Sponsor” above. Mr. You may be deemed to control the Sponsor.	Shares Lock-Up Period(1)	Permitted Transferees(3)
Warrants Lock-Up Period(2)
Other Holders of Founder Shares	416,266	Shares Lock-Up Period(1)	Permitted Transferees(3)
Horizon Shareholders

40,400,620 Holdco Ordinary Shares, which is determined by reference to the estimated Exchange Ratio using the assumed Redemption Price of approximately $11.59, the assumed Redemption Price for the Public Shares estimated using an assumed Closing Date of September 30, 2025.

		Shares Lock-Up Period(1)	Permitted Transferees(3)

____________

(1)      The Lock-Up Period is the period beginning immediately following the Closing Date until the earlier of (i) the date that is 24 months after the Closing Date and (ii) the date on which Holdco completes a liquidation, merger, capital share exchange, reorganization or other similar transaction that results in all of Holdco’s shareholders having the right to exchange their Holdco Ordinary Shares for cash, securities, or other property.

(2)      The Warrants Lock-Up Period is the period beginning immediately following the Closing Date until the date that is 30 days after the Closing Date.

(3)     The lock-up restrictions will not apply to: a transfer (a) to Holdco’s officers or directors, a holder, any officers, directors, managers, members, partners, trustees, or subscribers of a holder or any affiliate of a holder; (b) in the case of an individual, by gift to the individual’s immediate family, a trust whose beneficiary is the individual or his or her immediate family or an affiliate of such person, or a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon the death of the holder; (d) in the case of an individual, by operation of law or pursuant to an order, such as a qualified domestic relations order, divorce decree or separation agreement; (e) in the case of an individual, to a partnership, limited liability company or other entity of which the holder and/or his or her immediate family are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (f) in the case of an entity that is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of the trust; (g) in the case of an entity, by virtue of the laws of the entity’s jurisdiction or the entity’s organizational documents upon dissolution of the entity; (h) transfers of securities acquired in open market transactions, provided that no such transaction is required to be, or is publicly announced (whether on Form 4, Form 4, or otherwise, other than a required filing on Schedule 13F, 13D or 13G) during the Shares Lock-Up Period; (i) the exercise of options or warrants to purchase Holdco Ordinary Shares or the vesting of awards of Holdco Ordinary Shares and any related transfer of Holdco Ordinary Shares in connection therewith deemed to occur upon the “cashless” or “net” exercise of such options or warrants or for the purpose of paying the exercise price or paying taxes due as a result of such exercise or vesting, provided that all Holdco Ordinary Shares received upon such exercise, vesting or transfer will be subject to lock-up during the Shares Lock-Up Period; (j) transfers to Holdco pursuant to contractual agreements in effect at Closing that provides for the repurchase by Holdco or forfeiture of Holdco Ordinary Shares or other securities convertible into or exercisable or exchangeable for Holdco Ordinary Shares in connection with the termination of the holder’s service to Holdco; (k) the entry by the holder at any time after the Closing, of any trading plan providing for the sale of Holdco Ordinary Shares by the holder, which trading plan meets the requirements of Rule 10b5-l(c) under the Exchange Act; provided, however, that such plan does not provide for, or permit, the sale of any Holdco Ordinary Shares during the Shares Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Shares Lock-Up Period; and (l) a transfer in connection with liquidation, merger, share exchange or other similar transaction which results in all of Holdco’s shareholders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property.

Registration Rights Agreement

In connection with the Closing, Holdco, the Sponsor and certain former Horizon Shareholders will enter into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, among other things, Holdco will agree that, within 30 calendar days following the Closing Date, Holdco will file with the SEC (at Holdco’s sole cost and expense) the Resale Registration Statement, and Holdco will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. Such holders will be entitled to customary piggyback registration rights and demand registration rights, including underwritten demands. The Registration Rights Agreement will terminate on the earlier of (a) the five year anniversary of the date of the Registration Rights Agreement or (b) with respect to any holder party thereto, on the date that such holder no longer holds any Registrable Securities (as defined therein).

We estimate that approximately 42.2 million Holdco Class A Ordinary Shares will be subject to registration rights pursuant to the Registration Rights Agreement immediately following Closing, representing approximately 88.9% of the total issued and outstanding Holdco Class A Ordinary Shares following the Business Combination, assuming the No Additional Redemptions Scenario (which scenario includes $1 million of additional SAFEs entered into as of the date of this proxy statement/prospectus, and assumes an aggregate of approximately $33.8 million of PIPE Investment for which there is no binding commitment as of the date of this proxy statement/prospectus and assumes no other financing). The form of Registration Rights Agreement is attached to this proxy statement/prospectus as Annex F.

Warrant Assumption Agreement

In connection with the Closing, pursuant to the Business Combination Agreement, Holdco, DMY and Continental Stock Transfer & Trust Company will enter into the Warrant Assumption Agreement. Pursuant to the Warrant Assumption Agreement, each DMY Warrant outstanding immediately prior to the effective time of the SPAC Merger will cease to be a warrant exercisable for DMY Class A Shares and will be assumed by Holdco and become a Holdco Warrant exercisable for Holdco Class A Ordinary Shares pursuant to the Warrant Assumption Agreement. The form of Warrant Assumption Agreement is attached to this proxy statement/prospectus as Annex G.

Sponsor Indemnification Agreement

In connection with the Closing, pursuant to the Business Combination Agreement, Holdco, Horizon, and Sponsor will enter into the Sponsor Indemnification Agreement whereby Holdco and Horizon will agree to indemnify, exonerate and hold harmless Sponsor and its shareholders, members, directors, managers, and officers (each, a “Sponsor Indemnified Person”) from and against any and all any and all actions, causes of action, suits, claims, proceedings, investigations, liabilities, losses, damages, costs, fees, penalties, awards, settlements, judgments, decrees, amounts paid in settlement or expenses (including interest, assessments and other charges in connection therewith and reasonable fees and disbursements of attorneys and other professional advisors and costs of suit) (collectively, the “Sponsor Indemnified Liabilities”) arising out of or relating to any pending or threatened action, cause of action, suit, litigation, investigation, proceeding, inquiry, arbitration or claim against any of them or in which any of them may be a participant or may otherwise be involved (including as a witness) that arise out of or relates to DMY’s operations or conduct of its business, the Business Combination, and/or any claim against the Sponsor and/or a Sponsor Indemnified Person alleging any expressed or implied management, control or endorsement of any activities of DMY, or any express or implied association with Holdco, Horizon, or DMY, or any of their respective affiliates.

The Sponsor Indemnification Agreement will not however apply to claims arising primarily out of (a) any breach by such Sponsor Indemnified Person of any other agreement between such Sponsor Indemnified Person, on the one hand, and Horizon, Holdco or DMY or any of their respective subsidiaries, on the other hand, or (b) the willful misconduct, gross negligence or bad faith of such Sponsor Indemnified Person. The form of Sponsor Indemnification Agreement is attached to this proxy statement/prospectus as Annex H.

Regulatory Approvals

Each of DMY and Horizon has agreed to use their respective reasonable best efforts to take all actions to consummate and make effective the transactions contemplated by the Business Combination Agreement in the most expeditious manner practicable and to obtain in the most expeditious manner practicable all actions, waivers, consents, approvals, orders and authorizations necessary to be obtained from any third party or any governmental entity in order to complete the transactions contemplated by the Business Combination Agreement.

The parties have determined that the Business Combination is not reportable under the HSR Act, and the rules and regulations promulgated thereunder. Thus, the Business Combination is not subject to the termination or expiration of any waiting period under the HSR Act.

Vote Required for Approval

The Closing is conditioned on approval of the Business Combination Proposal. If the Business Combination Proposal is not approved by DMY Shareholders, the Business Combination will not be consummated.

Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by the holders of shares of DMY Common Stock at the Special Meeting. Failure to vote by proxy or to vote in person at the Special Meeting or an abstention from voting will have no effect on the outcome of the vote on the Business Combination Proposal.

The Sponsor and other Holders of Founder Shares have agreed to vote any DMY Common Stock owned by them in favor of the Business Combination Proposal. The Sponsor and other Holders of Founder Shares collectively own 1,579,750 shares of DMY Common Stock, or approximately 40.3% of the issued and outstanding DMY Common Stock. Accordingly, we would need only 379,419, or 16.2%, of the 2,338,586 outstanding Public Shares to be voted in favor of the Business Combination Proposal in order to have the Business Combination Proposal approved, assuming all outstanding shares of DMY Common Stock are present and voted at the Special Meeting. If only a minimum quorum of outstanding shares of DMY Common Stock is present at the Special Meeting, then we would not need any Public Shares to be voted in favor of the Business Combination Proposal in order to approve the Business Combination Proposal.

Recommendation of the DMY Board

THE DMY BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of one or more of DMY’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of DMY and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and DMY’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and DMY’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 2 — THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS

Overview

If the Business Combination Proposal is approved and the Business Combination is consummated, the rights of DMY’s shareholders will no longer be governed by the DMY Articles and DMY Bylaws, under the Massachusetts Business Corporation Act, but instead will be governed by the Holdco A&R Constitution, under the Singapore Companies Act.

DMY’s shareholders are asked to consider and vote upon and to approve, on a non-binding and advisory basis only, seven separate proposals in connection with the replacement of the DMY Articles and DMY Bylaws with the Holdco A&R Constitution. These seven proposals are being presented separately in accordance with SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions and will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Massachusetts or Singapore law, but pursuant to SEC guidance, DMY is required to submit these provisions to its shareholders separately for approval. The shareholder votes regarding these proposals are advisory in nature, and are not binding on DMY, the DMY Board, Horizon, Holdco, or the Holdco Board.

The Holdco A&R Constitution differs materially from the DMY Articles and DMY Bylaws. The following sets forth a summary of the principal changes proposed between the DMY Articles and DMY Bylaws, on the one hand, and Holdco A&R Constitution, on the other hand. This summary is qualified by reference to the complete text of the DMY Articles and DMY Bylaws, which are included as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and, the complete text of the Holdco A&R Constitution, a copy of which is attached to this proxy statement/prospectus as Annex B. All shareholders are encouraged to read the Holdco A&R Constitution in its entirety for a more complete description of their terms. Additionally, as the DMY Articles and DMY Bylaws are governed by the Massachusetts Business Corporation Act and the Holdco Constitution is governed by the Singapore Companies Act, DMY encourages shareholders to carefully consult the information set out under the section of this proxy statement/prospectus entitled “Comparison of Shareholder Rights Under Applicable Corporate Law Before and After Business Combination”.

(a)     Advisory Organizational Documents Proposal 2(a) — Change in Authorized Share Capital:    to provide advisory approval of the absence of any provisions in the Holdco A&R Constitution relating to a cap on the number of authorized shares of Holdco, and the inclusion of the provision that, subject to the Companies Act 1967 of Singapore and the Holdco A&R Constitution, no shares may be issued by the directors of Holdco without the prior approval of Holdco Shareholders in general meeting, to align with the requirements of Singapore law. DMY is currently authorized to issue 41,000,000 shares, consisting of (a) 40,000,000 shares of DMY Common Stock, including (i) 35,000,000 DMY Class A Shares, and (ii) 5,000,000 Class B Shares, and (b) 1,000,000 shares of DMY Preferred Stock.

(b)    Advisory Organizational Documents Proposal 2(b) — Removal of Directors:    to provide advisory approval of the inclusion of provisions in the Holdco A&R Constitution providing that Holdco may in a general meeting, subject to any requirements of the Companies Act 1967 of Singapore, by ordinary resolution of which special notice has been given to all shareholders entitled to receive notices, from time to time remove any director before the expiration of their period of office.

(c)     Advisory Organizational Documents Proposal 2(c) — Shareholder Right to Call Meetings:    to provide advisory approval of the inclusion of provisions in the Holdco A&R Constitution providing that extraordinary general meetings of shareholders may be called by the Holdco Board, and shall also be convened on such requisition by shareholders representing not less than 10% of the total number of paid up shares as of the date of deposit of the requisition carrying the right to vote at a general meeting in accordance with the Companies Act 1967 of Singapore, or in default may be convened by such requisitioning shareholder or shareholders as provided for under the Companies Act 1967 of Singapore.

(d)    Advisory Organizational Documents Proposal 2(d) — Quorum:    to provide advisory approval of the inclusion of provisions in the Holdco A&R Constitution that provide not less than one-third of the issued Holdco Ordinary Shares present in person or by proxy or attorney as quorum for any meeting of Holdco shareholders.

(e)     Advisory Organizational Documents Proposal 2(e) — Dual Class Share Structure:    to provide advisory approval of each outstanding (i) Holdco Class A Ordinary Share being entitled to one (1) vote per share and (ii) Holdco Class B Ordinary Share being entitled to three (3) votes per share.

(f)     Advisory Organizational Documents Proposal 2(f) — Declassified Board:    to provide advisory approval of the absence of any provisions in the Holdco A&R Constitution that would create a classified board of directors that is currently present in the DMY Charter.

(g)    Advisory Organizational Documents Proposal 2(g) — Removal of Blank Check Company Provisions:    to provide advisory approval of the absence of certain blank check provisions in the Holdco A&R Constitution that will not be necessary to include in the Holdco A&R Constitution following the consummation of the Business Combination.

Reasons for the Approval of the Advisory Organizational Documents Proposals

Upon the consummation of the Business Combination, Holdco will be a Singapore public limited company. The proposed Holdco A&R Constitution is consistent with Singapore law. Additional reasons for the advisory organizational documents proposals to be voted on by DMY Shareholders are as follows:

Advisory Organization Documents Proposal 2(a): Change in Authorized Share Capital

The principal purpose of this proposal is to provide for adequate capital for future issuances, if determined by the Holdco Board to be in the best interests of Holdco after the Business Combination, and if approved by Holdco Shareholders. Such shares may be used for a variety of purposes, none of which have been determined as of the date of this proxy statement/prospectus, including for financing its business, acquiring other businesses, forming strategic partnerships and alliances, share dividends and share splits and to issue Holdco Class A Ordinary Shares upon exercise of the equity grants made under the 2025 Plan and provide for shares purchasable under the ESPP. Additionally, because Holdco is a Singapore based company, the provisions of the Holdco A&R Constitution are required to conform with Singapore law.

Please see the subsection entitled “Beneficial Ownership” and the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information about the anticipated capitalization of Holdco following the consummation of the Business Combination.

Advisory Organization Documents Proposal 2(b): Removal of Directors

The principal purpose of this proposal is to provide Holdco Shareholders with the ability to remove directors with or without cause with a majority shareholder vote. Currently, DMY directors may only be removed for Cause (as defined in the MBCA) by the affirmative vote of a majority of the shares entitled to vote at an election of directors and only at a shareholder meeting called for the purpose of removing the Director or Directors where the notice of the meeting states that such removal is the purpose or one of the purposes of the meeting.

The DMY Board believes that it is an important shareholder right for Holdco Shareholders and a good corporate governance practice. The DMY Board also believes that this provision will make it more desirable to be a Holdco Shareholder by allowing shareholders to exercise a more active role in the management of Holdco and provide for increased strategic alignment between shareholders and the Holdco Board. Furthermore, because Holdco is a Singapore company, the provisions of the Holdco A&R Constitution are required to conform with Singapore law.

Advisory Organizational Documents Proposal 2(c): Shareholder Right to Call Meetings

The principal purpose of this proposal is to provide that the Holdco Shareholders can requisition general meetings of shareholders, in accordance with Singapore law. The DMY Board believes it is a good corporate governance practice for minority Holdco Shareholders representing not less than 10% of the total number of paid up shares as of the date of deposit of the requisition carrying the right to vote at a general meeting to have the ability, in accordance with Singapore law, to call general meetings of shareholders for the consideration of matters they consider to be of importance.

Advisory Organizational Documents Proposal 2(d): Quorum

The Holdco A&R Constitution will change the quorum requirement for shareholder meetings from (i) a majority in interest of all DMY Common Stock issued and outstanding and entitled to vote at the meeting to (ii) one-third of the issued Holdco Ordinary Shares present in person or by proxy or attorney.

The principal purpose of this proposal is to allow Holdco to operate with increased flexibility and ensure business operations are not stalled due to difficulties achieving quorum. Additionally, the lower threshold will reduce potential burdens and costs in conducting general and extraordinary general meetings.

Advisory Organizational Documents Proposal 2(e): Dual Class Share Structure

The Holdco Class B Ordinary Shares will be exclusively held by the Horizon Founder to incentivize him to continue to shape the culture, vision and strategic direction of Holdco following the Business Combination. Upon any sale, assignment, transfer, pledge or other disposition of the Holdco Class B Ordinary Shares, whether or not for value and whether or not voluntary or involuntary (with certain customary exceptions described in more detail elsewhere in this proxy statement/prospectus), such Holdco Class B Ordinary Shares will automatically be converted into Holdco Class A Ordinary Shares at an initial conversion rate of one to one, subject to adjustment by the Holdco Board. Additionally, all outstanding Holdco Class B Ordinary Shares will automatically be converted into Holdco Class A Ordinary Shares at an initial conversion rate of one to one, subject to adjustment by the Holdco Board, as follows: (x) at 5:00 p.m., Singapore time, on the first day following the date on which the Horizon Founder is no longer serving as a director or officer of Holdco, (y) the death or incapacity of the Horizon Founder, and (z) such time as the number of outstanding Holdco Class B Ordinary Shares is less than 50% of the total number of Holdco Class B Ordinary Shares outstanding as of immediately following the Amalgamation (as equitably adjusted for share splits, reverse share splits, share dividends, reorganizations, consolidations, exchanges of shares or other similar transactions). The Holdco Class B Ordinary Shares are also convertible into an equal number of Holdco Class A Ordinary Shares at any time at the option of the holder.

Advisory Organization Documents Proposal 2(f): Declassified Board

The principal purpose of this proposal is to declassify the board of directors with the result being that each director will be elected annually to the Holdco Board for a term of one year.

The DMY Board believes that declassifying the board of directors is appropriate because such changes (i) will allow Holdco Shareholders to participate more frequently in the election of directors, (ii) increase director accountability to Holdco Shareholders, as Holdco Shareholders will be able to review each director’s performance with an annual vote, and (iii) allow Holdco Shareholders the ability to influence corporate governance policies and to hold the Holdco Board and management accountable for implementing these policies. The DMY Board also recognizes the importance of annual director elections as a strong corporate governance practice that has become standard for large U.S. public companies and the preferred governance structure for major proxy advisory firms and institutional investors.

Advisory Organizational Documents Proposal 2(g): Removal of Blank Check Company Provisions:

The principal purpose of this proposal is to remove the provisions that relate to the operation of DMY as a blank check company (such as the obligation to dissolve and liquidate if a business combination is not consummated within a certain period of time). The DMY Board believes that it is desirable to remove such provisions because they would not be applicable after the Business Combination.

A copy of the Holdco A&R Constitution, as will be in effect upon consummation of the Business Combination and which will be filed with the Accounting and Corporate Regulatory Authority in Singapore, is attached to this proxy statement/prospectus as Annex B.

Vote Required for Approval

The Closing is not conditioned on approval of the Advisory Organizational Documents Proposals.

Approval of each Advisory Organizational Documents Proposal requires the affirmative vote of a majority of the shares of DMY Common Stock entitled to vote thereon. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting and otherwise will have no effect on a particular proposal under Massachusetts law. As described above, the shareholder votes regarding these proposals are advisory in nature, and are not binding on DMY, the DMY Board, Horizon, Holdco or the Holdco Board.

The Sponsor and other Holders of Founder Shares have agreed to vote any DMY Common Stock owned by them in favor of the Advisory Organizational Documents Proposals. The Sponsor and other Holders of Founder Shares collectively own 1,579,750 shares of DMY Common Stock, or approximately 40.3% of the issued and outstanding DMY Common Stock. Accordingly, we would need only 379,419, or 16.2%, of the 2,338,586 outstanding Public Shares to be voted in favor of the Advisory Organizational Documents Proposals in order to have the Advisory Organizational Documents Proposals approved.

Recommendation of the DMY Board

THE DMY BOARD UNANIMOUSLY RECOMMENDS THAT DMY SHAREHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY ORGANIZATIONAL DOCUMENTS PROPOSALS.

The existence of financial and personal interests of one or more of DMY’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of DMY and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and DMY’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and DMY’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL NO. 3 — THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal allows the DMY Board to submit a proposal to approve the adjournment of the Special Meeting to a later date or dates, if there are not sufficient votes to approve and adopt, or otherwise in connection with, any of the foregoing proposals, or if DMY determines that additional time is needed in order to satisfy one or more of the conditions to Closing, or in connection with a SPAC Change in Recommendation if necessary to provide sufficient time for SPAC Shareholders to consider such SPAC Change in Recommendation. The purpose of the Adjournment Proposal is to permit further solicitation of proxies and votes and to provide additional time for the parties to consummate the Business Combination.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the Special Meeting and is not approved by DMY’s shareholders, the DMY Board may not be able to adjourn the Special Meeting to a later date or dates, if necessary or desirable. In such events, the Business Combination may not be completed.

Vote Required for Approval

Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by the holders of shares of DMY Common Stock at the Special Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting and otherwise will have no effect on a particular proposal under Massachusetts law.

The Sponsor and other Holders of Founder Shares have agreed to vote any DMY Common Stock owned by them in favor of the Adjournment Proposal. The Sponsor and other Holders of Founder Shares collectively own 1,579,750 shares of DMY Common Stock, or approximately 40.3% of the issued and outstanding DMY Common Stock. Accordingly, we would need only 379,419, or 16.2%, of the 2,338,586 outstanding Public Shares to be voted in favor of the Adjournment Proposal in order to have the Adjournment Proposal approved, assuming all outstanding shares of DMY Common Stock are present and voted at the Special Meeting. If only a minimum quorum of outstanding shares of DMY Common Stock is present at the Special Meeting, then we would not need any Public Shares to be voted in favor of the Adjournment Proposal in order to approve the Adjournment Proposal.

Recommendation of the DMY Board

THE DMY BOARD UNANIMOUSLY RECOMMENDS THAT DMY SHAREHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of DMY’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of DMY and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, the Sponsor and DMY’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of the Sponsor and DMY’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax considerations applicable to (x) U.S. Holders and Non-U.S. Holders (each as defined below, and collectively, “Holders”) of DMY Class A Shares and DMY Public Warrants (each, a “DMY Security”), as the case may be, of (i) their election to have their shares of DMY Class A Shares redeemed for cash in connection with the Business Combination and (ii) the consummation of the Business Combination (including the SPAC Merger) and (y) U.S. Holders of the ownership and disposition of Holdco Class A Ordinary Shares and Public Warrants (each, a “Holdco Security”) after the consummation of the Business Combination. This discussion addresses only those Holders that hold DMY Securities as capital assets for U.S. federal income tax purposes (generally, property held for investment). With respect to the U.S. federal income tax considerations of holding Holdco Securities, this discussion is limited to U.S. Holders who acquire such Holdco Securities in connection with the Business Combination and hold Holdco Securities as capital assets for U.S. federal income tax purposes (generally, property held for investment).

The following does not purport to be a complete analysis of all potential tax effects arising in connection with the consummation of the Business Combination, the redemption of DMY Class A Shares, or the ownership and disposition of Holdco Securities following the consummation of the Business Combination. This summary does not discuss any state, local, or non-U.S. tax considerations, any non-income tax (such as gift or estate tax) considerations, the alternative minimum tax or the Medicare tax on net investment income.

This discussion does not address the U.S. federal income tax consequences to DMY’s founders, the Sponsor or any other sponsors, officers or directors of DMY, the Holders of Founder Shares, or to any holders of DMY Class B Shares, private placement units and/or DMY Private Warrants. In addition, this summary does not address any tax consequences to investors that directly or indirectly hold equity interests in Horizon prior to the Business Combination, including holders of DMY Securities that also hold, directly or indirectly, equity interests in Horizon. Moreover, this summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their particular circumstances, or to investors subject to special rules under U.S. federal income tax laws, such as:

•        financial institutions;

•        insurance companies;

•        mutual funds;

•        pension plans;

•        entities or arrangements classified as partnerships or pass-through entities for U.S. federal income tax purposes or holders of equity interests therein;

•        broker-dealers;

•        traders in securities that elect mark-to-market treatment;

•        regulated investment companies;

•        real estate investment trusts;

•        trusts and estates;

•        tax-exempt organizations (including private foundations) or governmental organizations;

•        investors that hold DMY Securities or who will hold Holdco Class A Ordinary Shares as part of a “straddle,” “wash sale,” “hedge,” “conversion,” “synthetic security,” “constructive ownership transaction,” “constructive sale” or other integrated transaction for U.S. federal income tax purposes;

•        investors subject to the alternative minimum tax provisions of the U.S. Tax Code;

•        investors required for U.S. federal income tax purposes to accelerate the recognition of any item of gross income with respect to DMY Securities or Holdco Securities as a result of such income being recognized on an applicable financial statement;

•        U.S. Holders that have a functional currency other than the U.S. dollar;

•        U.S. expatriates;

•        investors subject to the U.S. “inversion” rules;

•        except as specifically provided below, Holders owning or considered as owning (directly, indirectly, or through attribution) 5 percent (measured by vote or value) or more of DMY’s shares, or, following the Business Combination, Holdco Class A Ordinary Shares; and

•        investors who received any of DMY Securities as compensation.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds DMY Securities or Holdco Securities, as the case may be, the tax treatment of a partner in such partnership will generally depend upon the status of the partner, the activities of the partnership and the partner and certain determinations made at the partner level. If you are a partner of a partnership holding DMY Securities or Holdco Securities, you are urged to consult your tax advisor regarding the tax consequences to you of a redemption of DMY Class A Shares, the consummation of the Business Combination and/or the ownership and disposition of Holdco Securities by the partnership.

This summary is based upon the U.S. Tax Code, its legislative history, the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the IRS, and judicial decisions, all as currently in effect. All of the foregoing authorities are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax considerations described below. None of DMY, Holdco or Horizon have sought, or intend to seek, any rulings from the IRS regarding the matters discussed herein.

For purposes of this discussion, because any DMY Unit consisting of one share of DMY Class A Shares and one-half of a DMY Public Warrant is separable at the option of the holder, the holder of a DMY Unit generally should be treated, for U.S. federal income tax purposes, as the owner of the underlying DMY Class A Shares and one-half of a DMY Public Warrant components, and the discussion below with respect to actual Holders of DMY Class A Shares and DMY Public Warrants also should apply to holders of DMY Units (as the deemed owners of the underlying DMY Class A Shares and DMY Public Warrants that constitute the DMY Units). Under this treatment, the separation of a DMY Unit in connection with the consummation of the Business Combination generally should not be a taxable event for U.S. federal income tax purposes. This position is not free from doubt, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. Holders of DMY Class A Shares and DMY Public Warrants are urged to consult their tax advisors concerning the U.S. federal, state, local and any foreign tax consequences of the transactions contemplated by the Business Combination (including any redemption of DMY Class A Shares for cash) with respect to any DMY Class A Shares and DMY Public Warrants held through a DMY Unit (including alternative characterizations of a DMY Unit).

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BUSINESS COMBINATION AND THE U.S. FEDERAL INCOME TAX TREATMENT TO HOLDERS OF DMY SECURITIES DEPEND IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BUSINESS COMBINATION (INCLUDING THE SPAC MERGER), THE EXERCISE OF REDEMPTION RIGHTS WITH RESPECT TO DMY CLASS A SHARES, AND THE OWNERSHIP AND DISPOSITION OF HOLDCO SECURITIES TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF THE BUSINESS COMBINATION (INCLUDING THE SPAC MERGER), THE EXERCISE OF YOUR REDEMPTION RIGHTS WITH RESPECT TO DMY CLASS A SHARES, AND THE OWNERSHIP AND DISPOSITION OF HOLDCO SECURITIES.

U.S. Federal Income Tax Treatment of Holdco

Tax Residence of Holdco for U.S. Federal Income Tax Purposes

A corporation is generally considered for U.S. federal income tax purposes to be a tax resident in the jurisdiction of its organization and incorporation. Accordingly, under generally applicable U.S. federal income tax rules, Holdco, which is incorporated under the laws of the Republic of Singapore, would be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident) for U.S. federal income tax purposes. Section 7874 of the U.S. Tax Code provides an exception to this general rule (more fully discussed below), under which a non-U.S. incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and there is limited guidance regarding their application.

Under Section 7874 of the U.S. Tax Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, as a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if each of the following three conditions are met: (i) the non-U.S. corporation, directly or indirectly, acquires substantially all of the properties held directly or indirectly by a U.S. corporation (including through the acquisition of all of the outstanding shares of the U.S. corporation); (ii) the non-U.S. corporation’s “expanded affiliate group” does not have “substantial business activities” in the non-U.S. corporation’s country of organization or incorporation and (iii) after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (taking into account the receipt of the non-U.S. corporation’s shares in exchange for the U.S. corporation’s shares) as determined for purposes of Section 7874 (this test is referred to as the “ownership test”). The ownership test in clause (iii) above is modified with respect to potential “third-country transactions” such that the ownership test will be met if, after the acquisition, the former shareholders of the acquired U.S. corporation hold at least 60% (by either vote or value) of the shares of the non-U.S. acquiring corporation by reason of holding shares in the U.S. acquired corporation (calculated by excluding from the denominator of the ownership fraction certain shares of the non-U.S. acquiring corporation that otherwise would have been included) (as modified, the “modified ownership test”). Because the Business Combination is a potential third-country transaction, the modified ownership test will apply to determine whether Holdco is treated as a U.S. corporation under Section 7874 of the U.S. Tax Code.

For purposes of Section 7874 of the U.S. Tax Code, the first two conditions described above are expected to be met with respect to the Business Combination because Holdco will acquire indirectly all of the assets of DMY through the SPAC Merger, and Holdco, including its “expanded affiliate group,” is not expected to satisfy the substantial business activities test upon consummation of the Business Combination. As a result, whether Section 7874 will apply to cause Holdco to be treated as a U.S. corporation for U.S. federal income tax purposes following the SPAC Merger should depend on the satisfaction of the modified ownership test.

Based upon the terms of the SPAC Merger, the rules for determining share ownership under Section 7874 of the U.S. Tax Code and the Treasury regulations promulgated thereunder, and certain factual assumptions, DMY and Holdco currently expect that the Section 7874 ownership percentage of the DMY Shareholders in Holdco should be less than 60%. Accordingly, Holdco is not expected to be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the U.S. Tax Code. However, the calculations for determining share ownership for purposes of the ownership test under Section 7874 of the U.S. Tax Code are complex, subject to detailed rules and regulations (the application of which is uncertain in various respects and could be impacted by changes to applicable rules and regulations under U.S. federal income tax laws, with possible retroactive effect), and subject to certain factual uncertainties. In addition, whether the modified ownership test has been satisfied must be finally determined after completion of the SPAC Merger, by which time there could be adverse changes to the relevant facts and circumstances. Furthermore, for purposes of determining the ownership percentage of DMY Shareholders for purposes of Section 7874, among other adjustments required to be taken into account, certain redemptions by DMY prior to the SPAC Merger will be ignored, and the relevant redeemed DMY Class A Shares generally will be deemed to have been outstanding immediately prior to the consummation of the SPAC Merger and exchanged for Holdco Class A Ordinary Shares at the effective time of the SPAC Merger. Accordingly, given the inherently factual nature of the analysis, neither DMY nor Holdco has sought a legal opinion from counsel in respect of the potential applicability of Section 7874 to the SPAC Merger, and there can be no assurance that the IRS would not assert a contrary position to those described above or that such an assertion would not be sustained by a court.

If Holdco were to be treated as a U.S. corporation for U.S. federal income tax purposes, it could be subject to substantial liability for additional U.S. income taxes, and the gross amount of any dividend payments to its non-U.S. investors could be subject to U.S. withholding tax.

The remainder of this discussion assumes that Holdco will not be treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the U.S. Tax Code.

U.S. Holders

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of DMY Securities (and Holdco Securities received in the SPAC Merger in exchange therefor) that is for U.S. federal income tax purposes:

•        an individual who is a U.S. citizen or resident of the United States;

•        a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons (within the meaning of the U.S. Tax Code) who have the authority to control all substantial decisions of the trust or (B) that has in effect a valid election under applicable Treasury regulations to be treated as a United States person (within the meaning of the U.S. Tax Code).

Tax Consequences to U.S. Holders of Exercising Redemption Rights

The following discussion assumes that any redemption of DMY Class A Shares pursuant to the redemption provisions described in the section entitled “The Special Meeting — Redemption Rights” (a “Redemption”) is treated as a transaction that is separate from the other transactions contemplated by the Business Combination. Such treatment is not free from doubt, particularly if a U.S. Holder elects to redeem some, but not all, of the DMY Class A Shares held by it immediately prior to the Business Combination. See “— Tax Consequences to U.S. Holders of the SPAC Merger” below for more information. U.S. Holders are urged to consult their tax advisor regarding the tax consequences to them of electing to redeem some, but not all of their DMY Class A Shares.

Redemption of DMY Class A Shares

If a U.S. Holder elects to redeem some or all of its DMY Class A Shares in a Redemption, the treatment of the transaction for U.S. federal income tax purposes will generally depend on whether the Redemption qualifies as sale of the DMY Class A Shares under Section 302 of the U.S. Tax Code taxable as described below under the heading “— Taxation of Redemptions Treated as Sale or Exchange of DMY Class A Shares,” or as a distribution as described below under the heading “— Taxation of Redemptions Treated as Distributions.” Generally, whether the Redemption qualifies for sale or distribution treatment will depend largely on the total number of DMY’s shares treated as held by the U.S. Holder (including any shares constructively owned by the U.S. Holder, as described in the following paragraph, including as a result of owning DMY Public Warrants and taking into account any actual and constructive ownership in Holdco Class A Ordinary Shares immediately after the Business Combination) relative to all of DMY’s shares outstanding both before and after such Redemption. A Redemption of DMY Class A Shares generally will be treated as a sale of DMY Class A Shares (rather than as a distribution) if the Redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in DMY or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder generally takes into account not only DMY’s shares actually owned by the U.S. Holder but also DMY’s shares that are constructively owned by it. A U.S. Holder may constructively own, in addition to DMY’s shares owned directly, DMY’s shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any DMY’s shares the U.S. Holder has a right to acquire by exercise of an option, which generally would include DMY Class A Shares which could be acquired by such U.S. Holder pursuant to the exercise of any DMY Public Warrants held by it. In order to meet the substantially disproportionate test, the percentage of DMY’s outstanding voting shares (including Holdco Class A Ordinary Shares immediately after the Business Combination) actually and constructively owned by the U.S. Holder immediately following the Redemption of DMY Class A Shares must, among other requirements, be less than 80% of the percentage of DMY’s outstanding voting shares actually and constructively owned by the U.S. Holder immediately before the Redemption (taking into account redemptions by other holders of DMY Class A Shares). There will be a complete termination of a U.S. Holder’s interest if either (i) all of DMY’s shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of DMY’s shares actually owned by the U.S. Holder are redeemed; the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members; and the U.S. Holder does not constructively own any other shares of DMY’s and certain other requirements are met. A Redemption of the DMY Class A Shares will not be essentially equivalent to a dividend if a U.S. Holder’s conversion results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in DMY. Whether the Redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in DMY will depend on the particular facts and circumstances. The IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

If none of the foregoing tests are satisfied, then the Redemption of DMY Class A Shares generally will be treated as a distribution and the tax effects to a redeeming U.S. Holder will be as described below under “— Taxation of Redemptions Treated as Distributions.”

U.S. Holders of DMY Class A Shares considering exercising their Redemption rights are urged to consult their tax advisors regarding the tax consequences of a Redemption of any DMY Class A Shares, including whether the Redemption of their DMY Class A Shares would be treated as a sale or as a distribution under the U.S. Tax Code.

Taxation of Redemptions Treated as Sale or Exchange of DMY Class A Shares

If any Redemption qualifies as a sale of DMY Class A Shares (rather than a distribution with respect to such DMY Class A Shares), a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the cash received in the Redemption of such DMY Class A Shares and (ii) the U.S. Holder’s adjusted tax basis in such DMY Class A Shares. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such DMY Class A Shares exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations.

Taxation of Redemptions Treated as Distributions

If a Redemption of DMY Class A Shares is taxable as a distribution for U.S. federal income tax purposes, such distribution generally will be taxable as a dividend for U.S. federal income tax purposes to the extent paid from DMY’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of DMY’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its DMY Class A Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the DMY Class A Shares and will be treated as described above under “— Taxation of Redemptions Treated as Sale or Exchange of DMY Class A Shares.” Amounts treated as dividends that DMY pays to a U.S. Holder that is treated as a corporation for U.S. federal income tax purposes generally will qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations if the requisite holding period is satisfied. Under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends paid to non-corporate U.S. Holders may constitute “qualified dividend income” that will be subject to tax at the preferential tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to DMY Class A Shares prevents a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be. If the holding period requirements are not satisfied, then a U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may not be able to qualify for the dividends received deduction and would have taxable income equal to the entire dividend amount, and non-corporate U.S. Holders may be subject to tax on such dividend at regular ordinary income tax rates instead of the preferential rate that applies to qualified dividend income.

IF YOU ARE A HOLDER OF DMY CLASS A SHARES CONTEMPLATING EXERCISE OF YOUR REDEMPTION RIGHTS, WE URGE YOU TO CONSULT YOUR TAX ADVISOR CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES THEREOF.

Tax Consequences to U.S. Holders of the SPAC Merger

The SPAC Merger is intended to qualify as part of a Section 351 Transaction. The parties to the Business Combination Agreement have agreed to generally report the SPAC Merger for all applicable tax purposes in a manner consistent with such intended tax treatments. Subject to the qualifications, assumptions and limitations set forth under the heading “Material U.S. Federal Income Tax Considerations,” including the discussion below regarding the potential application of Section 367(a) of the U.S. Tax Code to the SPAC Merger, and in the U.S. federal income tax opinion filed as Exhibit 8.2, and based on customary tax representations obtained from DMY, Holdco and Horizon, it is the opinion of White & Case LLP, counsel to DMY, that the SPAC Merger should qualify as part of a Section 351 Transaction. The provisions of Section 351 of the U.S. Tax Code are complex and qualification as a non-recognition transaction thereunder could be adversely affected by events or actions that occur following the consummation of the Transactions that are beyond the control of DMY and Holdco. For example, if more than 20% of the Holdco Class A Ordinary Shares were subject to an arrangement or agreement to be sold or disposed of at the time of their issuance in the Transactions, one of the requirements for qualifying as a Section 351 Transaction would be violated. The Closing of the Business Combination (including closing of the SPAC Merger) is not conditioned upon the receipt of, and, except as set forth in Exhibit 8.2, neither DMY nor Holdco has received or sought, an opinion of counsel that the SPAC Merger qualifies as part of a Section 351 Transaction, and neither DMY nor Holdco intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Business Combination (including the SPAC Merger). Accordingly, the intended treatment is not free from doubt, and no assurance can be given that the IRS will not assert a different position from that described herein or that a court will not sustain such a challenge by the IRS.

The U.S. federal income tax consequences of the SPAC Merger are complex and will depend on a U.S. Holder’s particular circumstances. It is also possible that the SPAC Merger qualifies as a Section 368(a) Reorganization. In that case, subject to the potential application of Section 367(a) of the U.S. Tax Code, U.S. Holders of DMY Class A Shares and DMY Public Warrants generally would not recognize gain or loss for U.S. federal income tax purposes as a result of the SPAC Merger. However, there are significant factual and legal uncertainties as to whether the SPAC Merger could qualify as a Section 368(a) Reorganization. U.S. Holders of DMY Securities are urged to consult their tax advisors regarding the proper U.S. federal income tax treatment of the SPAC Merger, including with respect to its qualification as part of a Section 351 Transaction and/or as a Section 368(a) Reorganization.

U.S. Holders That Do Not Own DMY Public Warrants and Are Exchanging DMY Class A Shares for Holdco Class A Ordinary Shares

If the SPAC Merger qualifies as part of a Section 351 Transaction, subject to the discussion in “— U.S. Holders Participating in the SPAC Merger and in a Redemption of DMY Class A Shares” and “— Additional Requirements for Tax Deferral” below, in general (i) no gain or loss should be recognized by a U.S. Holder that does not own any DMY Public Warrants and exchanges its DMY Class A Shares solely for Holdco Class A Ordinary Shares pursuant to the SPAC Merger, in which case, the U.S. Holder should have an adjusted tax basis in the Holdco Class A Ordinary Shares received in the SPAC Merger equal to the adjusted tax basis in the DMY Class A Shares surrendered in exchange therefor, and (ii) such U.S. Holder’s holding period for the Holdco Class A Ordinary Shares received in the SPAC Merger should include such U.S. Holder’s holding period for DMY Class A Shares exchanged therefor.

Every “significant transferor” pursuant to the exchange must include a statement on or with such transferor’s U.S. federal income tax return for the taxable year of the exchange. For this purpose, a significant transferor is generally a person that transferred property to a corporation and received stock of the transferee corporation if, immediately after the exchange, such person (i) owned at least 5% (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is publicly traded, or (ii) owned at least 1% (by vote or value) of the total outstanding stock of the transferee corporation if the stock owned by such person is not publicly traded.

U.S. Holders That Own DMY Public Warrants and Are Exchanging DMY Class A Shares for Holdco Class A Ordinary Shares

The U.S. federal income tax consequences of the exchange by U.S. Holders of DMY Public Warrants for Holdco Public Warrants in the SPAC Merger depends on whether the SPAC Merger qualifies as a Section 368(a) Reorganization. If the SPAC Merger qualifies as a Section 368(a) Reorganization, subject to the discussion in “— Additional Requirements for Tax Deferral” below, a U.S. Holder whose DMY Public Warrant is converted into a warrant to purchase Holdco Class A Ordinary Shares (i.e., Holdco Public Warrants) should not recognize gain or loss on such exchange. In such case, a U.S. Holder’s tax basis in the Holdco Public Warrant received should be equal to the U.S. Holder’s adjusted tax basis in the DMY Public Warrant exchanged therefor. A U.S. Holder’s holding period in the Holdco Public Warrants received should include the holding period of the DMY Public Warrants exchanged therefor.

If the SPAC Merger qualifies as a Section 351 Transaction, but not as a Section 368(a) Reorganization, the treatment of a U.S. Holder whose DMY Public Warrants automatically converts into a warrant to purchase Holdco Class A Ordinary Shares (i.e., Holdco Public Warrants) is uncertain. It is possible that a U.S. Holder of DMY Public Warrants is treated for U.S. federal income tax purposes as having exchanged such DMY Public Warrants for new warrants (i.e., Holdco Public Warrants). In such case, a U.S. Holder is required to recognize gain or loss upon the deemed exchange equal to the difference between the fair market value of the Holdco Public Warrants treated as received and such U.S. Holder’s adjusted tax basis in its DMY Public Warrants. A U.S. Holder’s tax basis in its Holdco Public Warrant deemed received in the SPAC Merger should equal the fair market value of such Holdco Public Warrant at the effective time of the SPAC Merger. A U.S. Holder’s holding period in its Holdco Public Warrant should begin on the day after the SPAC Merger.

Alternatively, it is also possible that a U.S. Holder of DMY Public Warrants could be treated as transferring its DMY Public Warrants and DMY Class A Shares to Holdco in exchange for Holdco Public Warrants and Holdco Class A Ordinary Shares in a Section 351 Transaction. If so treated, subject to the discussion in “— U.S. Holders Participating in the SPAC Merger and in a Redemption of DMY Class A Shares” and “— Additional Requirements for Tax Deferral” below, a U.S. Holder that receives Holdco Class A Ordinary Shares in exchange for DMY Class A Shares and owns DMY Public Warrants, which will automatically convert into Holdco Public Warrants at the effective time of the SPAC Merger, generally would recognize gain (but not loss) in an amount equal to the lesser of (i) the amount of gain realized by such U.S. Holder (generally, the sum of the excess (if any) of (x) the fair market values of the Holdco Class A Ordinary Shares and the Holdco Public Warrants received by such U.S. Holder in the SPAC Merger over (y) such U.S. Holder’s adjusted tax basis in the DMY Class A Shares or DMY Public Warrants, as applicable, exchanged therefor) and (ii) the fair market value of the Holdco Public Warrants received by such U.S. Holder in the SPAC Merger; provided that, for purposes of this calculation, each of the DMY Class A Shares and DMY Public Warrants is treated as transferred separately in exchange for a portion of each category of consideration received by such U.S. Holder, allocating the aggregate fair market value of the Holdco Class A Ordinary Shares and the Holdco Public Warrants received by such U.S. Holder in the SPAC Merger to each of the DMY Class A Shares and DMY Public Warrants exchanged in proportion to its relative fair market value). Any such gain generally would be long-term capital gain if the U.S. Holder’s holding period for the DMY Class A Shares and DMY Public Warrants exchanged was more than one year at the time of the SPAC Merger. The U.S. Holder’s holding period for the Holdco Class A Ordinary Shares received in the SPAC Merger would include the holding period during which such U.S. Holder held the DMY Class A Shares exchanged therefor, and the U.S. Holder’s holding period for Holdco Public Warrants received in the SPAC Merger would begin on the day after the SPAC Merger.

U.S. Holders of DMY Public Warrants That Do Not Own Any DMY Class A Shares

Unless the SPAC Merger qualifies as a Section 368(a) Reorganization, a U.S. Holder that does not own any DMY Class A Shares but owns DMY Public Warrants immediately prior to the SPAC Merger would recognize gain or loss upon the automatic conversion of its DMY Public Warrants into Holdco Public Warrants at the effective time of the SPAC Merger in an amount equal to the difference between the fair market value of the Holdco Public Warrants and such U.S. Holder’s adjusted basis in such DMY Public Warrants. The U.S. Holder’s basis in such Holdco Public Warrants would be equal to the fair market value of such DMY Public Warrants, and the U.S. Holder’s holding period in such Holdco Public Warrants would begin on the day after the SPAC Merger.

U.S. Holders Participating in the SPAC Merger and in a Redemption of DMY Class A Shares

Notwithstanding the foregoing, if a U.S. Holder elects to participate in a Redemption with respect to a portion but not all of its DMY Class A Shares, it is possible that such Redemption may be treated as integrated with the SPAC Merger rather than as a separate transaction. In such case, if the SPAC Merger qualifies as part of a Section 351 Transaction, it is possible that such cash may be treated as taxable boot received in a Section 351 Transaction (in which case gain (but not loss) may be recognized on the SPAC Merger and Redemption in an amount equal to the lesser of (A) the amount of gain realized by such U.S. Holder (generally, the sum of the excess (if any) of (x) the sum of the fair market values of the Holdco Class A Ordinary Shares and the Holdco Public Warrants received in the SPAC Merger and the amount of cash received in the Redemption by such U.S. Holder over (y) such U.S. Holder’s adjusted tax basis in the DMY Class A Shares or DMY Public Warrants, as applicable, exchanged therefor pursuant to the SPAC Merger and/or the Redemption) and (B) the sum of the amount of cash received in the Redemption and the fair market value of the Holdco Public Warrants received by such U.S. Holder in the SPAC Merger; provided that, for purposes of this calculation, each of the DMY Class A Shares and DMY Public Warrants is treated as transferred separately in exchange for a portion of each category of consideration received by such U.S. Holder, allocating the amount of cash received in the Redemption and the aggregate fair market value of the Holdco Class A Ordinary Shares and the Holdco Public Warrants received by such U.S. Holder in the SPAC Merger to each of the DMY Class A Shares and DMY Public Warrants exchanged in proportion to its relative fair market value). U.S. Holders should consult their tax advisors to determine how the above rules apply to them. Under the possible integration characterization, such U.S. Holder would not be entitled to recognize any loss with respect to its redeemed DMY Class A Shares and may be required to recognize an amount of gain or income (if any) that is different than if the Redemption of DMY Class A Shares was treated as a separate transaction from the exchange pursuant to the SPAC Merger.

U.S. Holders are urged to consult their tax advisors regarding the possible integration of the Redemption and the SPAC Merger as a single transaction.

Alternative Treatment of the SPAC Merger

If the SPAC Merger does not qualify as part of a Section 351 Transaction (or as a Section 368(a) Reorganization), the SPAC Merger generally would be treated as a taxable exchange of DMY Class A Shares and/or DMY Public Warrants for Holdco Class A Ordinary Shares. If so treated, a U.S. Holder would be required to recognize gain or loss in such taxable exchange in an amount equal to the difference between the fair market value of the Holdco Class A Ordinary Shares held by it immediately following the SPAC Merger and the adjusted tax basis of the DMY Class A Shares and/or DMY Public Warrants, as applicable, held by it immediately prior to the SPAC Merger. Any such capital gain or loss generally would be long-term capital gain or loss if the U.S. Holder’s holding period for the DMY Class A Shares and/or the DMY Public Warrants, as the case may be, so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the DMY Class A Shares have suspended the running of the applicable holding period of the DMY Class A Shares for this purpose. If the running of the holding period for the DMY Class A Shares has been suspended, then non-corporate U.S. Holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment with respect to any gain on the exchange of DMY Class A Shares for Holdco Class A Ordinary Shares, in which case any such gain on such exchange would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

A U.S. Holder’s holding period for the Holdco Class A Ordinary Shares would begin on the day after the SPAC Merger, and the U.S. Holder’s tax basis in the Holdco Class A Ordinary Shares received in the exchange would equal the fair market value of such Holdco Class A Ordinary Shares at the time of the exchange. U.S. Holders that hold different blocks of DMY Securities (generally, DMY Securities purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to U.S. Holders who hold different blocks of DMY Securities.

Additional Requirements for Tax Deferral

Section 367(a) of the U.S. Tax Code and the Treasury regulations promulgated thereunder, in certain circumstances described below, impose additional requirements for a U.S. Holder to qualify for tax-deferred treatment with respect to the exchange of DMY Class A Shares for Holdco Class A Ordinary Shares in the SPAC Merger under Section 351(a) of the U.S. Tax Code (or the conversion of DMY Public Warrants into Holdco Public Warrants under Section 368(a) of the U.S. Tax Code).

Section 367(a) of the U.S. Tax Code potentially may apply to the exchange by a U.S. Holder of DMY Class A Shares and/or DMY Public Warrants for Holdco Class A Ordinary Shares and/or Holdco Public Warrants pursuant to the SPAC Merger. Section 367(a) of the U.S. Tax Code generally requires a U.S. Holder of stock in a U.S. corporation to recognize gain (but not loss) when such stock is exchanged for stock of a non-U.S. corporation in an exchange that would otherwise qualify for tax-deferred treatment (e.g., as part of a Section 351 Transaction) and any of the following is true: (i) the U.S. corporation fails to comply with certain reporting requirements; (ii) U.S. Holders of stock of the acquired U.S. corporation receive more than 50% (by vote or value) of the stock of the non-U.S. corporation; (iii) U.S. persons that are officers, directors, or 5% or greater shareholders of the acquired U.S. corporation own more than 50% (by vote or value) of the stock of the non-U.S. corporation immediately after the acquisition; (iv) such U.S. Holder is a 5% or greater shareholder of the acquired U.S. corporation and fails to enter into a 5-year gain recognition agreement with the IRS to recognize gain with respect to the acquired U.S. corporation stock exchanged in the acquisition; or (v) the U.S. and non-U.S. corporations (and other relevant parties) fail to meet the “active trade or business test.” A holder of an acquired U.S. corporation is presumed to be a U.S. person unless that person signs an ownership statement certifying certain information, including its residency. The “active trade or business test” generally requires (A) that the non-U.S. corporation (and its qualified subsidiaries, including for this purpose Holdco and its subsidiaries) be engaged in an “active trade or business” outside of the United States for the 36-month period immediately before the exchange and that neither the transferors of the U.S. corporation’s stock nor the non-U.S. corporation has an intention to substantially dispose of or discontinue such trade or business, and (B) that the fair market value of the non-U.S. corporation be at least equal to the fair market value of the U.S. corporation, as specifically determined for purposes of Section 367 of the U.S. Tax Code, as of the closing of the exchange (the “substantiality test”). For purposes of applying the substantiality test to the SPAC Merger, the fair market value of DMY generally will be deemed to include the value of any non-ordinary course distributions, as determined under applicable Treasury regulations, made by DMY during the 36-month period ending on the closing of the SPAC Merger, which, for this purpose, includes the distributions made to redeeming DMY Shareholders in connection with the amendment to the DMY Articles for the Extension. Due to the inherently factual nature of the analysis as to whether Section 367(a) of the U.S. Tax Code applies to the SPAC Merger, White & Case LLP is unable to opine on the application of these rules to the SPAC Merger, and no assurance can be provided that Section 367(a) of the U.S. Tax Code will not require U.S. Holders that participate in the SPAC Merger to recognize taxable gain as a result of the SPAC Merger.

To the extent that U.S. Holders of DMY Class A Shares and/or DMY Public Warrants are required to recognize gain under Section 367(a) of the U.S. Tax Code for any of the foregoing reasons, a U.S. Holder generally would recognize gain, if any, in an amount equal to the excess of (i) the sum of the fair market value of the Holdco Class A Ordinary Shares and/or Holdco Public Warrants received by such U.S. Holder, over (ii) such U.S. Holder’s adjusted tax basis in the DMY Class A Shares and/or DMY Public Warrants exchanged therefor. Any such gain would generally be capital gain and would be long-term capital gain if the U.S. Holder’s holding period for the DMY Class A Shares and/or DMY Public Warrants, as applicable, exceeds one year at the time of the SPAC Merger. It is unclear, however, whether the redemption rights with respect to the DMY Class A Shares have suspended the running of the applicable holding period of the DMY Class A Shares for this purpose. If the running of the holding period for the DMY Class A Shares has been suspended, then non-corporate U.S. Holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment with respect to any gain on the exchange of DMY Class A Shares for Holdco Class A Ordinary Shares, in which case any such gain on such exchange would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. In either case described above, the U.S. Holder’s tax basis in the Holdco Class A Ordinary Shares or Holdco Public Warrants, as applicable, received in the exchange would be equal to the fair market value of such Holdco Class A Ordinary Shares or Holdco Public Warrants at the time of the SPAC Merger. U.S. Holders who hold different blocks of DMY Securities (generally, DMY Securities purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them, and the discussion above does not specifically address all of the consequences to U.S. Holders who hold different blocks of DMY Securities.

The rules dealing with Section 367(a) of the U.S. Tax Code discussed above are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders are strongly urged to consult their tax advisor concerning the application of these rules to the exchange of DMY Class A Shares and DMY Public Warrants under their particular circumstances, including, if a U.S. Holder believes that it will be a 5% or greater shareholder, the possibility of entering into a “gain recognition agreement” under applicable Treasury regulations.

Tax Consequences of Ownership and Disposition of Holdco Class A Ordinary Shares

Dividends and Other Distributions on Holdco Class A Ordinary Shares

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” the gross amount of distributions (i.e., before reduction for withholding taxes, if any, (other than certain distributions of shares of Holdco or rights to acquire shares of Holdco)) on Holdco Class A Ordinary Shares will generally be taxable as a dividend for U.S. federal income tax purposes to the extent paid from Holdco’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such dividends generally will be includible in a

U.S. Holder’s income in the year actually or constructively received by such U.S. Holder. Distributions in excess of Holdco’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Holdco Class A Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of the Holdco Class A Ordinary Shares and will be treated as described below under the heading “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Holdco Class A Ordinary Shares.” Amounts treated as dividends that Holdco pays to a U.S. Holder that is treated as a corporation generally will be taxed at regular rates and will not qualify for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to non-corporate U.S. Holders, under tax laws currently in effect and subject to certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), dividends generally will be taxed at the lower applicable long-term capital gains rate only if Holdco Class A Ordinary Shares are readily tradable on an established securities market in the United States (such as Nasdaq) or Holdco is eligible for benefits under an applicable tax treaty with the United States meeting certain requirements, and, in each case, Holdco is not treated as a PFIC with respect to such U.S. Holder for the taxable year in which the dividend was paid or for the preceding taxable year and provided certain holding period requirements are met. There can be no assurance that Holdco Class A Ordinary Shares will be considered readily tradable on an established securities market in any year. In addition, there can be no assurance that Holdco will not be treated as a PFIC with respect to a U.S. Holder for any taxable year (see the discussion below under the heading “— Passive Foreign Investment Company Rules”). U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to Holdco Class A Ordinary Shares.

Subject to certain conditions and limitations, non-refundable non-U.S. taxes (at a rate not in excess of any applicable tax treaty rate), if any, withheld on dividends paid by Holdco may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit rules. For purposes of calculating the U.S. foreign tax credit, dividends paid on Holdco Class A Ordinary Shares generally will be treated as income from sources outside the United States and will generally constitute passive category income. In lieu of claiming a foreign tax credit, a U.S. Holder may deduct any non-U.S. income tax imposed with respect to their Holdco Class A Ordinary Shares in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law. However, the rules governing a U.S. Holder’s ability to claim a U.S. foreign tax credit or deduction are complex. U.S. Holders should consult their tax advisors regarding the availability of the U.S. foreign tax credit or deduction under their particular circumstances.

Possible Constructive Distributions

The terms of each Holdco Public Warrant provide for an adjustment to the number of Holdco Class A Ordinary Shares for which the Holdco Public Warrant may be exercised or to the exercise price of the Holdco Public Warrant in certain events, as discussed under the heading “Description of Holdco Securities — Holdco Warrants — Public Warrants — Anti-Dilution Adjustments.” An adjustment which has the effect of preventing dilution generally is not a taxable event. Nevertheless, a U.S. Holder of a Holdco Public Warrant would be treated as receiving a constructive distribution from Holdco if, for example, an adjustment increases the U.S. Holder’s proportionate interest in Holdco’s assets or earnings and profits (e.g., through an increase in the number of Holdco Class A Ordinary Shares that would be obtained upon exercise, or through a decrease in the exercise price, of such Holdco Public Warrant); such adjustment may be made as a result of a distribution of cash or other property to the holders of Holdco Class A Ordinary Shares. Such constructive distribution to a U.S. Holder of the Holdco Public Warrant would be subject to tax (as described above under “— Taxation of Dividends and Other Distributions on Holdco Class A Ordinary Shares”) in the same manner as if such U.S. Holder received a cash distribution from Holdco equal to the fair market value of such increased interest. The rules governing constructive distributions as a result of certain adjustments with respect to a Holdco Public Warrant are complex, and U.S. Holders are urged to consult their tax advisors on the tax consequences any such constructive distribution with respect to a Holdco Public Warrant.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Holdco Securities

Subject to the PFIC rules discussed below under the heading “— Passive Foreign Investment Company Rules,” upon any sale, taxable exchange or other taxable disposition of Holdco Class A Ordinary Shares or Holdco Public Warrants, a U.S. Holder generally will recognize gain or loss in an amount equal to the difference between (i) the amount realized (i.e., the sum of (x) the amount of cash and (y) the fair market value of any other property received in such sale, taxable exchange or other taxable disposition, in each case before reduction for withholding taxes, if any) and

(ii) the U.S. Holder’s adjusted tax basis in such Holdco Class A Ordinary Shares or Holdco Public Warrants. Any such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period for such Holdco Class A Ordinary Shares or Holdco Public Warrants exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations. This gain or loss generally will be treated as U.S. source gain or loss for U.S. federal tax credit purposes.

Exercise, Lapse or Redemption of a Holdco Public Warrant

A U.S. Holder generally will not recognize gain or loss upon the acquisition of a Holdco Class A Ordinary Share on the exercise of a Holdco Public Warrant for cash. A U.S. Holder’s tax basis in a Holdco Class A Ordinary Share received upon exercise of the Holdco Public Warrant generally should be an amount equal to the sum of the U.S. Holder’s tax basis in the Holdco Public Warrant exchanged therefor and the exercise price. The U.S. Holder’s holding period for a Holdco Class A Ordinary Share received upon exercise of the Holdco Public Warrant will begin on the date following the date of exercise (or possibly the date of exercise) of the Holdco Public Warrant and will not include the period during which the U.S. Holder held the Holdco Public Warrant. If a Holdco Public Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in the Holdco Public Warrant.

The tax consequences of a cashless exercise of a Holdco Public Warrant are not clear under current tax law. Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a cashless exercise may be tax-deferred, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either tax-deferred situation, a U.S. Holder’s basis in the Holdco Class A Ordinary Shares received would equal the U.S. Holder’s basis in the Holdco Public Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, a U.S. Holder’s holding period in the Holdco Class A Ordinary Shares received would be treated as commencing on the date following the date of exercise (or possibly the date of exercise) of the Holdco Public Warrants. If the cashless exercise were treated as a recapitalization, the holding period of the Holdco Class A Ordinary Shares received would include the holding period of the Holdco Public Warrants exercised therefor.

It is also possible that a cashless exercise of a Holdco Public Warrant could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of Holdco Public Warrants having an aggregate fair market value equal to the aggregate exercise price of the total number of Holdco Public Warrants deemed to have been exercised. Subject to the discussion below under “— Passive Foreign Investment Company Rules,” the U.S. Holder would recognize capital gain or loss with respect to the Holdco Public Warrants deemed surrendered in an amount generally equal to the difference between (i) the fair market value of the Holdco Public Warrants deemed surrendered and (ii) the U.S. Holder’s adjusted basis in the Holdco Public Warrants deemed surrendered. In this case, a U.S. Holder’s tax basis in the Holdco Class A Ordinary Shares received would equal the sum of the U.S. Holder’s aggregate tax basis in the Holdco Public Warrants deemed exercised and the aggregate exercise price of such Holdco Public Warrants. A U.S. Holder’s holding period for the Holdco Class A Ordinary Shares received would commence on the date following the date of exercise (or possibly the date of exercise) of the Holdco Public Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise of warrants, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of a cashless exercise of Holdco Public Warrants.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of Holdco Class A Ordinary Shares and Holdco Public Warrants could be materially different from that described above if Holdco is treated as a PFIC for U.S. federal income tax purposes.

A foreign (i.e., non-U.S.) corporation will be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

As of the date hereof, Holdco has not made a determination as to its PFIC status for its most recently ended taxable year or any other taxable year. Whether Holdco is a PFIC is determined on an annual basis. The determination of whether Holdco is a PFIC is a factual determination that depends on, among other things, the composition of Holdco’s income and assets, and the market value of its shares and assets (including the composition of income and assets and the market value of shares and assets of certain subsidiaries) from time to time, and thus the determination can only be made annually after the close of each taxable year. Accordingly, there can be no assurance with respect to Holdco’s status as a PFIC for its current taxable year or any future taxable year, and DMY’s U.S. counsel expresses no opinion with respect to Holdco’s PFIC status for any taxable year.

Although Holdco’s PFIC status is determined annually, a determination that Holdco is a PFIC in a particular taxable year will generally apply for subsequent years to a U.S. Holder who held (or is deemed to have held) Holdco Class A Ordinary Shares while Holdco was a PFIC, whether or not Holdco meets the test for PFIC status in those subsequent years.

It is not entirely clear how various aspects of the PFIC rules apply to Holdco Public Warrants. Section 1298(a)(4) of the U.S. Tax Code provides that, to the extent provided in the U.S. Treasury regulations, any person who has an option to acquire stock in a PFIC shall be considered to own such stock in the PFIC for purposes of the PFIC rules. No final U.S. Treasury regulations are currently in effect under Section 1298(a)(4) of the U.S. Tax Code. However, proposed U.S. Treasury regulations under Section 1298(a)(4) of the U.S. Tax Code have been promulgated with a retroactive effective date (the “Proposed PFIC Option Regulations”). Each U.S. Holder is urged to consult its tax advisors regarding the possible application of the Proposed PFIC Option Regulations to their investment in the Holdco Public Warrants, including their ownership and disposition of Holdco Class A Ordinary Shares received upon the exercise of their Holdco Public Warrants. Solely for discussion purposes, the following discussion assumes that the Proposed PFIC Option Regulations will apply to the Holdco Public Warrants.

If Holdco is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Holdco Class A Ordinary Shares or Holdco Public Warrants and, in the case of Holdco Class A Ordinary Shares, the U.S. Holder did not timely make either a timely mark-to-market election or a qualified electing fund (“QEF”) election for the first taxable year in which Holdco was treated as a PFIC and in which the U.S. Holder held (or is deemed to have held) such Holdco Class A Ordinary Shares, such U.S. Holder generally will be subject to special and adverse rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its Holdco Class A Ordinary Shares or Holdco Public Warrants (which may include gain realized by reason of transfers of Holdco Class A Ordinary Shares or Holdco Public Warrants that would otherwise qualify as nonrecognition transactions for U.S. federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Holdco Class A Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Holdco Class A Ordinary Shares that preceded the taxable year of the distribution) (together, the “excess distribution rules”).

Under these excess distribution rules:

•        the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Holdco Class A Ordinary Shares or Holdco Public Warrants;

•        the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of Holdco’s first taxable year in which Holdco is a PFIC, will be taxed as ordinary income;

•        the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss; and

•        an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year (or portion thereof) of the U.S. Holder without regard to the U.S. Holder’s other items of income and loss.

In general, if Holdco is determined to be a PFIC, a U.S. Holder may be able to avoid the adverse PFIC tax consequences under the excess distribution rules described above in respect of Holdco Class A Ordinary Shares (but, under current law, not Holdco Public Warrants) by making and maintaining a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of Holdco’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which the Company’s taxable year ends.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC Annual Information Statement from Holdco that provides the information necessary for U.S. Holders to make or maintain a QEF election. Holdco does not expect to furnish U.S. Holders with the tax information necessary to enable a U.S. Holder to make a QEF election.

Alternatively, if Holdco is a PFIC and Holdco Class A Ordinary Shares constitute “marketable stock,” a U.S. Holder that owns (or is treated as owning for purposes of this rule) Holdco Class A Ordinary Shares at the close of its taxable year may avoid the adverse PFIC tax consequences under the excess distribution rules discussed above if such U.S. Holder makes a mark-to-market election with respect to such shares for the first taxable year (x) in which it holds (or is deemed to hold) Holdco Class A Ordinary Shares and (y) for which Holdco is determined to be a PFIC. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Holdco Class A Ordinary Shares at the end of such year over its adjusted basis in its Holdco Class A Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Holdco Class A Ordinary Shares over the fair market value of its Holdco Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Holdco Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. Any further gain recognized on a sale or other taxable disposition of its Holdco Class A Ordinary Shares will be treated as ordinary income, and any further loss recognized will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election, and any loss in excess of such prior inclusions generally would be treated as capital loss). Under current law, a mark-to-market election may not be made with respect to Holdco Public Warrants.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq (on which Holdco Class A Ordinary Shares are intended to be listed), or on a foreign exchange or market that is regulated or supervised by a governmental authority of the country in which such exchange or market is located and meets certain other requirements. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the Holdco Class A Ordinary Shares cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to Holdco Class A Ordinary Shares under their particular circumstances.

If Holdco is a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC (such foreign subsidiary, a “lower-tier PFIC”), a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge under the excess distribution rules described above if Holdco receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC, or the U.S. Holder otherwise was deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to any lower-tier PFIC.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and to provide such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS.

The rules dealing with PFICs and with the QEF, purging and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Holdco Class A Ordinary Shares and Holdco Public Warrants are urged to consult their own tax advisors concerning the application of the PFIC rules to Holdco Class A Ordinary Shares and Holdco Public Warrants under their particular circumstances, including, in particular, to any U.S. Holder that acquires Holdco Class A Ordinary Shares pursuant to the exercise of Holdco Public Warrants.

Foreign Asset Reporting

Certain U.S. Holders are required to report their holdings of certain specified foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts, by filing IRS Form 8938 with their federal income tax return. Holdco Class A Ordinary Shares and Holdco Public Warrants are expected to constitute foreign financial assets subject to these requirements unless Holdco Class A Ordinary Shares or Holdco Public Warrants, as applicable, are held in an account maintained at certain financial institutions. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended in the event of a failure to comply. U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of Holdco Class A Ordinary Shares and Holdco Public Warrants and the significant penalties for non-compliance.

Non-U.S. Holders

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of DMY Securities that is for U.S. federal income tax purposes:

•        a non-resident alien individual (other than certain former citizens and residents of the United States subject to U.S. tax as expatriates);

•        a foreign corporation; or

•        an estate or trust that is not a U.S. Holder;

but generally does not include an individual who is present in the United States for 183 days or more in the taxable year of the disposition or redemption of their DMY Securities. Any such individual should consult his or her own tax advisor regarding the U.S. federal income tax consequences of the Business Combination.

Tax Consequences to Non-U.S. Holders of Exercising Redemption Rights

Redemptions of DMY Class A Shares

Subject to the discussion above under the heading “— U.S. Holders — Tax Consequences to U.S. Holders of the SPAC Merger,” in particular, the discussion regarding the potential characterization of the SPAC Merger and a redemption of DMY Class A Shares in connection with the Business Combination as an integrated transaction under the heading “— U.S. Holders — Tax Consequences to U.S. Holders of the SPAC Merger — U.S. Holders Participating in the SPAC Merger and in a Redemption of DMY Class A Shares,” the U.S. federal income tax consequences to a Non-U.S. Holder of DMY Class A Shares that exercises its redemption rights to receive cash from the Trust Account in exchange for all or a portion of its DMY Class A Shares will depend on whether the redemption qualifies as a sale of the DMY Class A Shares redeemed for U.S. federal income tax purposes, as described above under “— U.S. Holders — Tax Consequences to U.S. Holders of Exercising Redemption Rights.”

Taxation of Redemptions Treated as Distributions

If such a redemption does not qualify as a sale of DMY Class A Shares, the Non-U.S. Holder will be treated as receiving a distribution, which, to the extent of DMY’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), will constitute a dividend for U.S. federal income tax purposes and, provided such dividends are not effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States, will be subject to withholding tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable).

Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its DMY Class A Shares and then, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of such DMY Class A Shares, which will be treated as described under “— Taxation of Redemptions Treated as Sale or Exchange of DMY Class A Shares; Gain on Sale or Exchange of DMY Public Warrants” below.

A redemption treated as a dividend by DMY to a Non-U.S. Holder that is effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States) generally will not be subject to U.S. withholding tax, provided such Non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, such dividends generally will be subject to U.S. federal income tax as if the Non-U.S. Holder were a U.S. Holder. In addition, if the Non-U.S. Holder is a non-U.S. corporation, it may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or at a lower applicable treaty rate).

In addition, if it is determined that DMY is likely to be classified as a “United States real property holding corporation” (see “— Taxation of Redemptions Treated as Sale or Exchange of DMY Class A Shares; Gain on Sale or Exchange of DMY Public Warrants” below), DMY (or the applicable withholding agent) generally will withhold 15% of any distribution that exceeds its current and accumulated earnings and profits.

Taxation of Redemptions Treated as Sale or Exchange of DMY Class A Shares; Gain on Sale or Exchange of DMY Public Warrants

Subject to the discussion below under “— Tax Consequences to Non-U.S. Holders of the SPAC Merger — Information Reporting and Backup Withholding” concerning backup withholding, if a redemption of DMY Class A Shares qualifies as a sale of DMY Class A Shares or the SPAC Merger results in gain to a Non-U.S. Holder (as discussed below under “— Tax Consequences to Non-U.S. Holders of the SPAC Merger”), Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the redemption of DMY Class A Shares or sale or exchange of DMY Class A Shares or DMY Public Warrants, unless either:

•        the gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder); or

•        DMY is or has been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder’s holding period for the applicable DMY Security, except (i) in the case where DMY Class A Shares are “regularly traded on an established securities market” (within the meaning of applicable Treasury regulations, referred to herein as “regularly traded”), the Non-U.S. Holder is disposing of DMY Class A Shares and has owned, whether actually or based on the application of constructive ownership rules, 5% or less of DMY Class A Shares at all times within the shorter of the five-year period preceding such disposition of DMY Class A Shares or such Non-U.S. Holder’s holding period for such DMY Class A Shares or (ii) in the case where DMY Public Warrants are “regularly traded,” the Non-U.S. Holder is disposing of DMY Public Warrants and has owned, whether actually or based on the application of constructive ownership rules, 5% or less of the total fair market value of DMY Public Warrants at all times within the shorter of the five-year period preceding such disposition of such DMY Public Warrants or such Non-U.S. Holder’s holding period for such DMY Public Warrants. It is unclear how the rules for determining the 5% threshold for this purpose would be applied with respect to the DMY Class A Shares and DMY Public Warrants, including how a Non-U.S. Holder’s ownership of DMY Public Warrants impacts the 5% threshold determination with respect to its DMY Class A Shares and whether the 5% threshold determination with respect to the DMY Public Warrants must be made with or without reference to the DMY Private Placement Warrants. In addition, special rules may apply in the case of a disposition of DMY Public Warrants if the DMY Class A Shares are considered to be regularly traded, but the DMY Public Warrants are not considered to be regularly traded. Non-U.S. Holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances.

A Non-U.S. Holder described in the first bullet point above will be subject to regular U.S. federal income tax on the net gain derived from the redemption of DMY Class A Shares or the SPAC Merger generally in the same manner as discussed in the section above under “— U.S. Holders — Tax Consequences to U.S. Holders of Exercising Redemption Rights — Taxation of Redemptions Treated as Sale or Exchange of DMY Class A Shares,” unless an applicable income tax treaty provides otherwise. In addition, earnings and profits of a corporate Non-U.S. Holder that are attributable to such gain, as determined after allowance for certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty. If the second bullet point above (but not the exception therein) applies to a Non-U.S. Holder, gain recognized by such Non-U.S. Holder on the redemption of DMY Class A Shares or the SPAC Merger will be subject to tax at generally applicable U.S. federal income tax rates. In addition, DMY (or the applicable withholding agent) may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such redemption or the consummation of the SPAC Merger. DMY will be classified as a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. DMY does not expect to be a USRPHC as of the Closing Date. However, such determination is factual in nature and subject to change, and no assurance can be provided as to whether DMY will be a USRPHC with respect to a Non-U.S. Holder.

IF YOU ARE A NON-U.S. HOLDER OF DMY CLASS A SHARES CONTEMPLATING EXERCISE OF YOUR REDEMPTION RIGHTS, WE URGE YOU TO CONSULT YOUR TAX ADVISOR CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES THEREOF.

Tax Consequences to Non-U.S. Holders of the SPAC Merger

The U.S. federal income tax characterization of the SPAC Merger to Non-U.S. Holders generally will correspond to the U.S. federal income tax characterization of the SPAC Merger to U.S. Holders, as described under “— U.S. Holders — Tax Consequences to U.S. Holders of the SPAC Merger” above, and if the SPAC Merger were to result in any gain with respect to the Non-U.S. Holder’s DMY Class A Shares or DMY Public Warrants, as the case may be, the tax consequences to the Non-U.S. Holder of such gain would correspond to those described above under the heading “— Tax Consequences to Non-U.S. Holders of Exercising Redemption Rights — Taxation of Redemptions Treated as Sale or Exchange of DMY Class A Shares; Gain on Sale or Exchange of DMY Public Warrants” for a Non-U.S. Holder’s gain on the redemption of DMY Class A Shares and/or the SPAC Merger.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. A Non-U.S. Holder may have to comply with certification procedures to establish that it is not a United States person in order to avoid information reporting and backup withholding requirements. The certification procedures required to claim a reduced rate of withholding under a U.S. tax treaty generally will satisfy the certification requirements necessary to avoid the backup withholding as well.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a Holder will be allowed as a credit against the Holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” (Foreign Account Tax Compliance Act) impose withholding of 30% on payments of dividends (including constructive dividends) on DMY Securities to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by United States persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. Holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Thirty percent withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Such proposed regulations also delayed withholding on certain other payments received from other foreign financial institutions that are allocable, as provided for under final Treasury regulations, to payments of U.S.-source dividends, and other fixed or determinable annual or periodic income. Although these proposed Treasury regulations are not final, taxpayers generally may rely on them until final Treasury regulations are issued. However, there can be no assurance that final Treasury regulations will provide the same exceptions from FATCA withholding as the proposed Treasury regulations. Holders should consult their tax advisors regarding the effects of FATCA on their investment in DMY Securities.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO YOU DEPENDING UPON YOUR PARTICULAR SITUATION. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE CONSUMMATION OF THE BUSINESS COMBINATION, THE REDEMPTION OF DMY CLASS A SHARES IN CONNECTION WITH THE BUSINESS COMBINATION AND THE OWNERSHIP AND DISPOSITION OF HOLDCO CLASS A ORDINARY SHARES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, ESTATE, GIFT, NON-U.S. AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

MATERIAL SINGAPORE TAX CONSIDERATIONS

Certain Singapore Taxation Considerations

Dividend Distributions

All Singapore-tax resident companies are currently under the one-tier corporate tax system, or one-tier system.

Under the one-tier system, the income tax paid by a tax resident company is a final tax and its distributable profits can be distributed to shareholders as tax exempt (one-tier) dividends. Such dividends are tax exempt in the hands of a shareholder, regardless of the tax residence status, shareholding level or legal form of the shareholder.

Accordingly, dividends received in respect of the ordinary shares by either a resident or non-resident of Singapore are not subject to Singapore income tax (whether by withholding or otherwise), on the basis that we are a tax resident of Singapore and under the one-tier system.

Foreign shareholders are advised to consult their own tax advisers to take into account the tax laws of their respective countries of residence and the existence of any agreement for the avoidance of double taxation which their country of residence may have with Singapore.

Gains on Disposal of Shares

Any gains considered to be in the nature of capital made from the sale of our shares will not be taxable in Singapore to the extent that they do not fall within the ambit of the new Section 10L of the Income Tax Act 1947 of Singapore (the “SITA”), which came into effect on January 1, 2024.

Gains arising from the disposal of the shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which may be regarded as the carrying on of a trade or business in Singapore. Such gains may also be considered income in nature, even if they do not arise from an activity in the ordinary course of trade or business or an ordinary incident of some other business activity, if the shares were purchased with the intention or purpose of making a profit by sale rather than holding for long-term investment purposes in Singapore.

There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. The characterization of gains arising from the sale of our shares will depend primarily on the facts and circumstances (commonly referred to as the “badges of trade”) of each shareholder.

Subject to specified exceptions and Section 10L of the SITA, Section 13W of the SITA provides for certainty on the non-taxability of gains derived by a corporate taxpayer from the disposal of ordinary shares during the period from June 1, 2012 to December 31, 2027 (both dates inclusive) where:

(i)     the divesting company had legally and beneficially held a minimum shareholding of 20% of the ordinary shares of the company whose shares are being disposed; and

(ii)    the divesting company had maintained the minimum 20% shareholding for a continuous period of at least 24 months immediately prior to the disposal.

The above-mentioned “safe harbor rules” prescribed under Section 13W of the SITA will not apply to a divesting company under the following scenarios:

(a)     a divesting company whose gains or profits from the disposal of shares are included as part of its income based on the provisions of section 26 of the SITA;

(b)    the disposal of shares by a partnership, limited partnership and limited liability partnership one or more of the partners of which is a company or are companies; or

(c)     the disposal of shares on or after June 1, 2022 not listed on a stock exchange in Singapore or elsewhere, being shares in a company that the Singapore Comptroller of Income Tax is satisfied —

(i)     is in the business of trading immovable properties situated in Singapore or elsewhere;

(ii)    principally carries on the activity of holding immovable properties situated (whether in Singapore or elsewhere), whereby passive or no income is derived; or

(iii)   has undertaken property development (whether in Singapore or elsewhere), except where —

(A)    the immovable property developed is used by the company to carry on its trade or business (including the business of letting immovable properties), not being a business mentioned in sub-paragraph (i); and

(B)    the company did not undertake any property development in Singapore or elsewhere for a period of at least 60 consecutive months before the disposal of shares.

Under Section 10L of the SITA, gains received in Singapore by an entity of a relevant group from the sale or disposal of any movable or immovable property outside Singapore will be treated as income chargeable to tax under Section 10(1)(g) of the SITA under certain circumstances. Any registered shares, equity securities or securities will be deemed to be located outside Singapore if the register or principal register (if there is more than one register) is located outside Singapore regardless of where the company is incorporated. If our shares are deemed to be foreign assets, gains from their disposal will be subject to tax if an entity of a relevant group (other than an excluded entity) disposed of our shares on or after January 1, 2024. An entity is a member of a group of entities if its assets, liabilities, income, expenses and cash flows are (a) included in the consolidated financial statements of the parent entity of the group; or (b) excluded from the consolidated financial statements of the parent entity of the group solely on size or materiality grounds or on the grounds that the entity is held for sale. A group is a relevant group if (i) the entities of the group are not all incorporated, registered or established in Singapore; or (ii) any entity of the group has a place of business outside Singapore. An excluded entity is defined in Section 10L of the SITA to include a pure equity-holding company or any other entity with adequate economic substance in Singapore taking into account factors enumerated in Section 10L of the SITA.

Investors are advised to consult their own tax advisors on the applicable tax treatment if they receive gains in Singapore from the disposal of our shares.

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 — Financial Instruments: Recognition and Measurement, or FRS 39; the Singapore Financial Reporting Standard 109 — Financial Instruments, or FRS 109; or the Singapore Financial Reporting Standard (International) 9 — Financial Instruments, or SFRS(I) 9 may for the purposes of Singapore income tax be required to recognize gains or losses in respect of financial instruments (not being gains or losses in the nature of capital) in accordance with FRS 39, FRS 109 or SFRS(I) 9 (as the case may be) (as modified by the applicable provisions of Singapore income tax law) even where no sale or disposal of the shares is made.

Section 34A of the SITA provides the tax treatment for financial instruments in accordance with FRS 39 (subject to certain exceptions and “opt-out” provisions) for taxpayers who are required to comply with FRS 39 for financial reporting purposes. The IRAS has also issued a circular titled “Income Tax Implications Arising from the Adoption of FRS 39 — Financial Instruments: Recognition and Measurement.”

FRS 109 or SFRS(I) 9 (as the case may be) is mandatorily effective for annual periods beginning on or after January 1, 2018, replacing FRS 39. Section 34AA of the SITA requires taxpayers who comply or who are required to comply with FRS 109 or SFRS(I) 9 (as the case may be) for financial reporting purposes to calculate their profit, loss or expense for Singapore income tax purposes in respect of financial instruments in accordance with FRS 109 or SFRS(I) 9 (as the case may be), subject to certain exceptions. The IRAS has also issued a circular titled “Income Tax: Income Tax Treatment Arising from Adoption of FRS 109 — Financial Instruments.”

Shareholders who may be subject to the above mentioned tax treatments, including under Sections 34A or 34AA of the SITA, should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of the shares.

Stamp Duty

There is no stamp duty payable on the subscription and issuance of the shares.

In relation to a transfer of the ordinary shares, no stamp duty is payable if no instrument of transfer is executed or if the instrument of transfer is executed outside Singapore and not received in Singapore. Accordingly, stamp duty is not applicable to electronic transfers of our shares effected solely on a book entry basis outside Singapore. We therefore expect that no Singapore stamp duty will be payable where shares are acquired by U.S. holders solely in book entry form through the facility outside Singapore established by our transfer agent and registrar outside Singapore to the extent that the instruments of transfer (including electronic instruments) are not received in Singapore and all electronic records and any information relating to such transfers are not electronically received by persons in Singapore, stored on any server or device in Singapore or made accessible to any person in Singapore.

Stamp duty will be payable if there is an instrument (including an electronic instrument) for the transfer of our shares which is either executed in Singapore or executed outside Singapore and received in Singapore.

Where the instrument of transfer is executed in Singapore, stamp duty must be paid within 14 days of the execution of the instrument of transfer. Where the instrument of transfer is executed outside Singapore and received in Singapore, stamp duty must be paid within 30 days of receipt of the instrument of transfer in Singapore. An electronic instrument that is executed outside Singapore is treated as received in Singapore in any of the following scenarios: (a) it is retrieved or accessed by a person in Singapore; (b) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (c) an electronic copy of it is stored on a computer in Singapore.

As the relevant deeming provisions under Section 60F of the Stamp Duties Act 1929 of Singapore are quite broad, registered holders of our shares may wish to note that an electronic document executed outside Singapore may still be deemed to be received in Singapore if the branch records are retrieved or accessed in Singapore. As it may not be practical to anticipate the circumstances where an instrument may be considered received in Singapore, investors should consult their tax advisors regarding the particular Singapore stamp duty implications for them.

Stamp duty on an instrument of transfer of shares is payable at the rate of 0.2% of the consideration for, or open market value of, the shares, whichever is higher.

Stamp duty is borne by the purchaser unless there is an agreement to the contrary.

Estate Duty

Singapore estate duty was abolished with respect to all deaths occurring on or after February 15, 2008.

Tax Treaties Regarding Withholding Taxes

There is no comprehensive agreement for the avoidance of double taxation between the U.S. and Singapore which applies to withholding taxes (if any) on dividends or capital gains.

Goods and Services Tax

The sale of the shares by a GST-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in connection with the making of an exempt supply is generally not recoverable from the Singapore Comptroller of GST and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the Goods and Services Tax Act 1993 of Singapore or satisfies certain GST concessions.

Where the shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, the sale should generally, subject to satisfaction of certain conditions, be considered a taxable supply subject to GST at 0%. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business may be fully recoverable from the Singapore Comptroller of GST. Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of the shares.

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of the shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of the shares will be subject to GST at the standard rate, which is currently 9.0%. Similar services rendered by a GST-registered person contractually to an investor belonging outside Singapore and for the direct benefit of such an investor or a GST-registered person belonging in Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%.

Global Anti-Base Erosion Model Rules (Pillar Two)

The Global Anti-Base Erosion Model Rules (Pillar Two) (“BEPS Pillar 2”) rules are implemented in Singapore via the Multinational Enterprise (Minimum Tax) Act 2024 (“MMTA”). It introduces (1) the multinational enterprise top-up tax (“MTT”), and (2) the domestic top-up tax (“DTT”).

The MMTA applies to a multinational enterprise (“MNE”) group for a financial year beginning on or after 1 January 2025 if its annual consolidated group revenue (determined by reference to the consolidated financial statements of its ultimate parent entity) for at least 2 financial years out of the 4 financial years immediately before that financial year is equal to or exceeds EUR 750 million.

MTT applies to a Singapore parent entity’s ownership interest in its relevant entities outside Singapore and its stateless entities but does not apply to its ownership interest in its domestic entities. The minimum rate for MTT is 15% and the top-up amount is computed using the effective tax rate (“ETR”) that is calculated on a jurisdictional basis for an MNE group. The charging provision for MTT is found in section 12 of the MMTA, which imposes MTT on an entity if (1) the entity is a responsible member of an MNE group at any time in the financial year, (2) the MNE group is an in-scope MNE group for the financial year, (3) the entity holds an ownership interest in another constituent entity (“CE”) of the MNE group at any time in the financial year, (4) that other CE is located in a jurisdiction outside Singapore or is a stateless entity, and has a top up amount for the financial year, and (5) the entity is located in Singapore.

The DTT imposes a top-up tax on certain CEs located in Singapore to raise their ETR to at least 15%. The charging provision for the DTT is section 28 of the MMTA, which imposes DTT equivalent to the on an MNE group for a financial year if (1) the MNE group is an in-scope MNE group, (2) at least one of its CEs is located in Singapore or is: (a) a flow through entity established, formed, incorporated or registered under the laws of Singapore, (b) not a responsible member, and (c) a reverse hybrid entity with respect to any of its income, expenditure, profit or loss, and (3) the MNE group has a top up amount for that financial year.

In-scope MNE groups are subject to various administrative requirements. This includes registering under the MMTA, designating a Singapore CE to be a Designated Local DTT Filing Entity (“DFE”)/Designated Local GIR Filing Entity (“GFE”), submitting MTT and DTT returns, and making a GloBE information return (“GIR”) filing.

However, some entities are excluded from the MTT and DTT. While their revenue is still taken into account to determine if the MNE group is in-scope, their attributes such as their profits, losses, taxes accrued, tangible assets, and payroll expenses are excluded from the various computations under MTT and DTT, including the de minimis exclusion. Further, such entities are not subject to any administrative obligations under MTT and DTT, such as the filing of a GloBE Information Return. Excluded entities include a governmental entity, an international organisation and a non-profit organisation.

Further, the MTT and DTT regimes also provide for safe harbours that help reduce the MNE groups’ compliance burden. Where a safe harbour is elected by an MNE group for a jurisdiction, the top-up amounts for qualifying entities of the MNE group in the jurisdiction are treated as nil. Singapore currently has three safe harbours: (1) transitional CbCR Safe Harbour, (2) simplified Calculations Safe Harbour, and (3) QDMTT Safe Harbour.

Penalties may be imposed under the MMT Act where an in-scope MNE group fails to meet its obligations for MTT and DTT. As MTT and DTT rules are new, MNEs will require time to familiarize themselves with the rules. In view that some MNEs have given feedback that such rules are complex, IRAS will adopt a light touch approach for the first 3 FYs from FY 2025, if an MNE group can demonstrate that it has taken reasonable measures to ensure the correct application of the rules.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

Introduction

The following unaudited pro forma condensed combined financial information presents the combination of financial information of DMY and Horizon, adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). DMY has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

The following unaudited pro forma condensed combined balance sheet as of June 30, 2025, assumes that the Business Combination occurred on June 30, 2025. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025, and the year ended December 31, 2024, assume that the Business Combination occurred on January 1, 2024.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what Holdco’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of Holdco. The actual financial position and results of operations of Holdco may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The historical financial information of DMY was derived from the unaudited financial statements of DMY as of and for the six months ended June 30, 2025, and the audited financial statements of DMY for the year ended December 31, 2024, included elsewhere in this proxy statement/prospectus. The historical financial information of Horizon was derived from the unaudited consolidated financial statements of Horizon as of and for the six months ended June 30, 2025, and the audited financial statements for the year ended December 31, 2024, which are included elsewhere in this proxy statement/prospectus. This information should be read together with DMY’s and Horizon’s financial statements, and related notes, the sections titled “DMY Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Horizon Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

Description of the Business Combination

The Business Combination Agreement

Pursuant to the Business Combination Agreement, and subject to the satisfaction or waiver of certain conditions set forth therein, the following will occur: (1) the Amalgamation of Merger Sub 1 and Horizon, whereby Horizon will become a wholly-owned subsidiary of Holdco, in accordance with the Business Combination Agreement and the Singapore Companies Act; (2) the Merger of Merger Sub 2 with and into DMY, with DMY surviving the Merger as a wholly-owned subsidiary of Holdco, in accordance with the Business Combination Agreement and the Massachusetts Business Corporations Act; and (3) the other transactions contemplated by the Business Combination Agreement and documents related thereto, all as described in more detail elsewhere in this proxy statement/prospectus.

Transfer Restrictions

In connection with the Closing, pursuant to the Business Combination Agreement, the Lock-Up Securityholders will enter into the Lock-Up Agreement with Holdco, pursuant to which the Lock-Up Shares will be subject to lock-up during the Shares Lock-Up Period and the Holdco Warrants and underlying Holdco Ordinary Shares will be subject to lock-up during the Warrants Lock-Up Period. An aggregate of approximately 42.2 million Lock-up Shares are anticipated to be subject to such transfer restrictions, representing approximately 88.9% of the total issued and outstanding Holdco Ordinary Shares following the Business Combination, assuming the No Additional Redemptions Scenario (which scenario includes $1 million of additional SAFEs entered into as of the date of this proxy statement/prospectus, and assumes an aggregate of approximately $33.8 million of PIPE Investment for which there is no binding commitment as of the date of this proxy statement/prospectus and assumes no other financing). An aggregate of 2,884,660 Holdco Warrants, and 2,884,660 Holdco Class A Ordinary Shares issuable upon the exercise of such warrants, are anticipated to be subject to such transfer restrictions, representing approximately 47.7% of the issued and outstanding Holdco Warrants following the Business Combination.

Financing Cooperation

The Business Combination Agreement requires DMY, Horizon, and Holdco to use their reasonable best efforts to enter into mutually agreed subscription agreements with accredited investors, pursuant to which such investors will agree, subject to the terms and conditions set forth therein, to subscribe for and purchase, at the Closing, Holdco Class A Ordinary Shares at a purchase price equal to the Redemption Price, which we refer to herein as the PIPE Investment. Further, DMY and Horizon may upon mutual determination, seek one or more Additional Financing commitments in the form of (x) SAFEs or any other form of equity financing of Horizon, which financing closes and is funded to Horizon prior to the Closing (which we refer to as the Horizon Pre-Closing Financing), (y) backstops against redemptions by Public Shareholders or non-redemption agreements with Public Shareholders, or (z) equity or equity-linked financing of Holdco or DMY, which closes concurrently with the Closing. Holdco would use the proceeds from the PIPE Investment and/or Additional Financing, if any, together with the proceeds received from the Trust Account, for general corporate purposes. Unless waived by Horizon, Horizon’s obligation to consummate the Business Combination is conditioned on the Minimum Cash Condition being met. DMY and Horizon are actively seeking PIPE Investments and Additional Financing. However, if they are not successful in obtaining PIPE Investments or Additional Financing, or if any such financing, together with the cash held in the Trust Account, is not sufficient to meet the estimated $62 million Minimum Cash Condition, Horizon can either waive such closing condition under the Business Combination Agreement or refuse to close. As of the date of this proxy statement/prospectus, Horizon has entered into agreements for an additional $1 million of SAFE financing, however there has been no binding agreement for a PIPE Investment or other financing.

The various redemptions scenarios presented in the pro forma financial information reflect the estimated Holdco Class A Ordinary Shares that would be issued assuming the levels of PIPE Investment required to satisfy the estimated $62 million Minimum Cash Condition at each assumed level of redemptions and assumes no Additional Financing or other financing. These amounts reflect approximately (i) $33.8 million of PIPE Investment in the No Additional Redemptions Scenario, (ii) $40.6 million of PIPE Investment in the 25% Redemptions Scenario, (iii) $47.5 million of PIPE Investment in the 50% Redemptions Scenario, (iv) $54.3 million of PIPE Investment in the 75% Redemptions Scenario, and (v) $61.2 million of PIPE Investment in the 100% Redemptions Scenario. As of the date of this proxy statement/prospectus, Horizon has entered into agreements for an additional $1 million of SAFE financing, however there has been no binding agreement for a PIPE Investment or other financing.

Closing Conditions

Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain closing conditions of the respective parties, including, without limitation: (i) Aggregate Closing Cash equaling or exceeding the sum of transaction expenses (estimated to be $17 million) plus requisite working capital of $45 million, for a total estimated requirement of $62 million; (ii) the Holdco Class A Ordinary Shares to be issued in connection with the Business Combination having been approved for listing on the Stock Exchange, subject to official notice of issuance; (iii) this registration statement having been declared effective by the SEC under the Securities Act, no stop order suspending the effectiveness of this registration statement being in effect, and no proceedings for purposes of suspending the effectiveness of this registration statement having been initiated or threatened in writing by the SEC; and (iv) the DMY Shareholder Approval and Horizon Shareholder Approval having been obtained. The Minimum Cash Condition described above is for the benefit of Horizon only and is subject to waiver by Horizon. Conditions (ii) through (iv) above are for the benefit of both DMY and Horizon and are subject to waiver by both DMY and Horizon.

As of the date of this proxy statement/prospectus, the Minimum Cash Condition has not been satisfied. The parties intend to satisfy the Minimum Cash Condition through a PIPE Investment and Additional Financing and through amounts released from the Trust Account. In the event the Minimum Cash Condition is not satisfied as a result of redemptions of Public Shares which reduce the amount available to be released to the parties from the Trust Account, and/or we obtain less financing proceeds than we expect, Horizon may, in its sole discretion, waive the Minimum Cash Condition. If Horizon waives the Minimum Cash Condition, DMY intends to file a Current Report on Form 8-K within four business days of such event, however such condition may be waived at any time prior to the Closing, including after the deadline for submitting redemption requests or the Special Meeting, and, given such timing, you may not be notified before the deadline for submitting redemption requests or the Special Meeting. For more information, see “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Closing Conditions.”

Termination

The Business Combination Agreement may be terminated in certain circumstances, including, without limitation: (i) by DMY or Horizon, if the Closing has not occurred by December 29, 2025, provided that if DMY obtains the approval of its shareholders to extend the Combination Period, then such outside date, automatically and without action on the part of any party to the Business Combination Agreement, will be extended for an additional period ending on the last date then in effect for DMY to consummate its initial business combination; (ii) by DMY or Horizon, if an applicable governmental or regulatory authority has issued a final and non-appealable order which permanently restrains or otherwise prohibits the Business Combination, (iii) by DMY or Horizon, if DMY or Horizon, as applicable, has breached any of its respective representations, warranties, agreements or covenants under the Business Combination Agreement, and such breach or failure would render certain conditions precedent to the Closing incapable of being satisfied, and such breach or failure is not cured by the time allotted in the Business Combination Agreement; and (iv) DMY shareholder approval or Horizon shareholder approval is not obtained.

If the Business Combination Agreement is terminated, the agreement will become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except for any liability on the part of any party for fraud or willful breach of the Business Combination Agreement. For more information, see “Proposal No. 1 — The Business Combination Proposal — The Business Combination Agreement — Termination; Effectiveness.”

Previous Exercises of Redemption Rights

Pursuant to the DMY Articles, Public Shareholders are entitled to request that DMY redeem all or a portion of his, her or its Public Shares for cash in connection with a proposal to amend the DMY Articles to extend the time period that DMY has to complete a business combination or any other amendment that would affect the substance or timing of DMY’s obligation to redeem Public Shares. DMY amended the DMY Articles on one occasion to extend the time it has to complete a business combination. On January 2, 2024, DMY held a special meeting of shareholders to extend the date by which it must complete a business combination from January 4, 2024 to January 29, 2024, and month to month thereafter up to December 29, 2025, provided that $50,000 is deposited into the Trust Account for each month of the extension. In connection with the extension, 3,980,414 Public Shares were redeemed, representing approximately 37.0% of the Public Shares issued in DMY’s IPO (the “January 2024 Redemptions”).

Ownership of Holdco after the Closing

The following table illustrates varying ownership levels of Holdco immediately following the Business Combination. Each redemptions scenario assumes that the estimated $62 million Minimum Cash Condition is met through a combination of assumed illustrative PIPE Financing, Additional Financing, and retained funds in the Trust Account. In the event the Minimum Cash Condition is not satisfied as a result of redemptions of Public Shares which reduce the amount available to be released to us from the Trust Account, and/or we obtain less financing proceeds than we expect, Horizon may, in its sole discretion, waive the Minimum Cash Condition. If Horizon waives the Minimum Cash Condition, DMY intends to file a Current Report on Form 8-K within four business days of such event, however such condition may be waived at any time prior to the Closing, including after the deadline for submitting redemption requests or the Special Meeting, and, given such timing, you may not be notified before the deadline for submitting redemption requests or the Special Meeting.

The following table excludes the dilutive effect of Holdco Warrants, Holdco Options, and Holdco Class A Ordinary Shares that will initially be available for issuance under the 2025 Plan and ESPP.

	No Additional Redemptions Scenario				25% Redemptions Scenario				50% Redemptions Scenario				75% Redemptions Scenario				100% Redemptions Scenario
Pro Forma Ownership	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)	Holdco Class A Ordinary Shares	Holdco Class B Ordinary Shares	Percent of Outstanding Holdco Ordinary Shares	Percent of Voting Power(1)
Public Shareholders(2)	2,338,586	—	5.0%	2.8%	1,753,940	—	3.7%	2.0%	1,169,293	—	2.5%	1.4%	584,647	—	1.2%	0.8%	—	—	0.0%	0.0%
Sponsor	1,163,484	—	2.5%	1.3%	1,163,484	—	2.5%	1.3%	1,163,484	—	2.5%	1.3%	1,163,484	—	2.5%	1.3%	1,163,484	—	2.5%	1.3%
Other Holders of Founder Shares	416,266		0.9%	0.5%	416,266		0.9%	0.5%	416,266		0.9%	0.5%	416,266		0.9%	0.5%	416,266		0.9%	0.5%
Horizon shareholders (excluding Horizon Founder)	20,157,908	—	42.8%	23.0%	20,157,908	—	42.8%	23.0%	20,157,908	—	42.8%	23.0%	20,157,908	—	42.8%	23.0%	20,157,908	—	42.8%	23.0%
Horizon Founder	—	20,242,712	42.8%	69.1%	—	20,242,712	42.8%	69.1%	—	20,242,712	42.8%	69.1%	—	20,242,712	42.8%	69.1%	—	20,242,712	42.8%	69.1%
Assumed PIPE shares(3)	2,916,516	—	6.0%	3.3%	3,507,008	—	7.3%	4.1%	4,097,501	—	8.5%	4.7%	4,687,993	—	9.8%	5.3%	5,278,486	—	11.0%	6.1%
Total	26,992,760	20,242,712	100.0%	100.0%	26,998,606	20,242,712	100.0%	100.0%	27,004,452	20,242,712	100.0%	100.0%	27,010,298	20,242,712	100.0%	100.0%	27,016,144	20,242,712	100.0%	100.0%

____________

*        Less than 1%

(1)      Each Holdco Class A Ordinary Share will entitle the holder thereof to one (1) vote per share on all matters on which the Holdco Class A Ordinary Shares are entitled to vote, and each Holdco Class B Ordinary Share will entitle the holder thereof to three (3) votes per share on all matters on which the Holdco Class B Ordinary Shares are entitled to vote.

(2)      Amount comprises the unredeemed Public Shares in a variety of redemptions scenarios. This amount reflects the assumed redemption of (i) 0 shares under the No Additional Redemptions Scenario, (ii) 584,646 shares under the 25% Redemptions Scenario, (iii) 1,169,293 shares under the 50% Redemptions Scenario, (iv) 1,753,939 shares under the 75% Redemptions Scenario, and (v) 2,338,586 shares under the 100% Redemptions Scenario.

(3)      Amount reflects the estimated Holdco Class A Ordinary Shares that would be issued assuming the levels of PIPE Investment required to satisfy the estimated $62 million Minimum Cash Condition at each assumed level of redemptions and assumes no Additional Financing or other financing. These amounts reflect approximately (i) $33.8 million of PIPE Investment in the No Additional Redemptions Scenario, (ii) $40.6 million of PIPE Investment in the 25% Redemptions Scenario, (iii) $47.5 million of PIPE Investment in the 50% Redemptions Scenario, (iv) $54.3 million of PIPE Investment in the 75% Redemptions Scenario, and (v) $61.2 million of PIPE Investment in the 100% Redemptions Scenario. As of the date of this proxy statement/prospectus, Horizon has entered into agreements for an additional $1 million of SAFE financing, however there has been no binding agreement for a PIPE Investment or other financing.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Frequently Used Terms” and, with respect to the determination of the redemptions scenarios in this section. Additionally, the relative percentages above assume the Business Combination was consummated on June 30, 2025. Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, although DMY will acquire all of the outstanding equity interests of Horizon in the Business Combination, DMY will be treated as the “acquired” company and Horizon will be treated as the accounting acquirer for financial statement reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Horizon issuing stock for the net assets of DMY, accompanied by a recapitalization. The net assets of DMY will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Horizon.

Horizon has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the No Redemption Scenario and the 100% Redemptions Scenario:

•        The shareholders of Horizon will have the greatest voting interest in Holdco;

•        The shareholders of Horizon will have the ability to control decisions regarding election and removal of directors and officers of Holdco;

•        Horizon will comprise the ongoing operations of Holdco; and

•        Horizon’s existing senior management will be the senior management of Holdco.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption for cash of DMY Public Shares:

•        Assuming No Additional Redemptions Scenario:    This presentation assumes that, after the January 2024 Redemptions, no Public Shareholders of DMY will exercise redemption rights with respect to the Public Shares for a pro rata share of the funds in the Trust Account. Also reflects S$43.0 million of PIPE Investment, which is the estimated amount of PIPE Investment required to satisfy the Minimum Cash Condition in the No Additional Redemptions Scenario, and assumes no Additional Financing or other financing.

•        Assuming 25% Redemptions Scenario:    This presentation assumes that, after the January 2024 Redemptions, 584,646 Public Shares are redeemed for aggregate redemption payments of S$8.6 million, assuming a S$14.74 per share redemption price as of September 30, 2025. This scenario includes all adjustments contained in the “no additional redemptions” scenario and presents additional adjustments to reflect the effect of the 25% redemptions. Also reflects S$51.7 million of PIPE Investment, which is the estimated amount of PIPE Investment required to satisfy the Minimum Cash Condition in the 25% Redemptions Scenario, and assumes no Additional Financing or other financing.

•        Assuming 50% Redemptions Scenario:    This presentation assumes that, after the January 2024 Redemptions, 1,169,293 Public Shares are redeemed for aggregate redemption payments of S$17.2 million, assuming a S$14.74 per share redemption price as of September 30, 2025. This scenario includes all adjustments contained in the “no additional redemptions” scenario and presents additional adjustments to reflect the effect of the 50% redemptions. Also reflects S$60.4 million of PIPE Investment, which is the estimated amount of PIPE Investment required to satisfy the Minimum Cash Condition in the 50% Redemptions Scenario, and assumes no Additional Financing or other financing.

•        Assuming 75% Redemption Scenario:    This presentation assumes that, after the January 2024 Redemptions, 1,753,939 Public Shares are redeemed for aggregate redemption payments of S$25.9 million, assuming a S$14.74 per share redemption price as of September 30, 2025. This scenario includes all adjustments contained in the “no additional redemptions” scenario and presents additional adjustments to reflect the effect of the 75% redemptions. Also reflects S$69.1 million of PIPE Investment, which is the estimated amount of PIPE Investment required to satisfy the Minimum Cash Condition in the 75% Redemptions Scenario, and assumes no Additional Financing or other financing.

•        Assuming 100% Redemptions Scenario:    This presentation assumes that, after the January 2024 Redemptions, 2,338,586 Public Shares are redeemed for aggregate redemption payments of S$34.5 million, assuming a S$14.74 per share redemption price as of September 30, 2025. Also reflects S$78.7 million of PIPE Investment, which is the estimated amount of PIPE Investment required to satisfy the Minimum Cash Condition in the 100% Redemptions Scenario, and assumes no Additional Financing or other financing.

Each redemptions scenario assumes that the Minimum Cash Condition is met through a combination of assumed illustrative PIPE Financing, Additional Financing, and retained funds in the Trust Account. As of the date of this proxy statement/prospectus, Horizon has entered into agreements for an additional $1 million of SAFE financing, however there has been no binding agreement for a PIPE Investment or other financing.

The following unaudited pro forma condensed combined balance sheet as of June 30, 2025, and the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2025 and for the year ended December 31, 2024, are based on the audited historical financial statements of DMY and Horizon. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information and include immaterial rounding differences.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
JUNE 30, 2025
(in thousands, except share and per share data)

	Horizon (Historical)	DMY (Historical as converted to SGD)	No Additional Redemptions Scenario			25% Redemptions Scenario			50% Redemptions Scenario			75% Redemptions Scenario			100% Redemptions Scenario
			Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	S$ 919,104	S$ 443	S$ —		S$57,235,500	S$(8,619,309)	F	S$ 57,235,500	S$(8,619,324)	F	S$ 57,235,500	S$ (8,619,309)	F	S$ 57,235,500	S$ (8,619,324)	F	S$ 57,235,500
			34,477,266	B		8,705,502	I		8,705,517	I		8,705,502	I		8,705,517	I
			(19,061,295)	C		(86,193)	L		(86,193)	L		(86,193)	L		(86,193)	L
			42,997,562	I
			(7,185,180)	J
			5,087,600	K
Prepaid expenses	1,120,191	269,110	1,876,053	C	3,265,354	—		3,265,354	—		3,265,354	—		3,265,354	—		3,265,354
Total current assets	2,039,295	269,553	58,192,006		60,500,854	—		60,500,854	—		60,500,854	—		60,500,854	—		60,500,854
Non-current assets
Cash and Investments held in Trust Account		33,935,397	(34,477,266)	B	—	—		—	—		—	—		—	—		—
			541,869	A
Property and equipment, net	2,976,497	—	—		2,976,497	—		2,976,497	—		2,976,497	—		2,976,497	—		2,976,497
Intangible, net	31,648	—	—		31,648	—		31,648	—		31,648	—		31,648	—		31,648
Right of use assets	569,718	—	—		569,718	—		569,718	—		569,718	—		569,718	—		569,718
Security Deposits	190,792	—	—		190,792	—		190,792	—		190,792	—		190,792	—		190,792
Total non-current assets	3,768,655	33,935,397	(33,935,397)		3,768,655	—		3,768,655	—		3,768,655	—		3,768,655	—		3,768,655
Total assets	S$ 5,807,950	S$ 34,204,950	S$ 24,256,609		S$ 64,269,509	S$ —		S$ 64,269,509	S$ —		S$ 64,269,509	S$ —		S$ 64,269,509	S$ —		S$ 64,269,509

LIABILITIES
Current liabilities
Accounts Payable	S$ —	S$ 610,602	S$ (419,218)	C	S$ 191,384	S$ —		S$ 191,384	S$ —		S$ 191,384	S$ —		S$ 191,384	S$ —		S$ 191,384
Accrued Expenses	—	2,110,419	(1,844,280)	C	266,139	—		266,139	—		266,139	—		266,139	—		266,139
Other payables	354,760	—			354,760	—		354,760	—		354,760	—		354,760	—		354,760
Operating lease liabilities	366,032	—			366,032	—		366,032	—		366,032	—		366,032	—		366,032
Convertible note – related parties	—	1,197,706	190,785	A	—	—		—	—		—	—		—	—		—
			(1,388,491)	J
Advances from related parties	—	1,778,121	(1,778,121)	J	—	—		—	—		—	—		—	—		—
Corporate tax payable	—	536,645			536,645	—		536,645	—		536,645	—		536,645	—		536,645
Income tax payable	—	—	—		—	—		—	—		—	—		—	—		—
Total current liabilities	720,792	6,233,493	(5,239,325)		1,714,960	—		1,714,960	—		1,714,960	—		1,714,960	—		1,714,960
Non-current liabilities
Overfunding loans	—	1,205,570	(1,205,570)	J	—	—		—	—		—	—		—	—		—
Derivative warrant liabilities	—	14,683,259			14,683,259	—		14,683,259	—		14,683,259	—		14,683,259	—		14,683,259
Deferred underwriting commissions	—	2,812,998	(2,812,998)	J	—	—		—	—		—	—		—	—		—
Operating lease liabilities, non-current	267,379	—			267,379	—		267,379	—		267,379	—		267,379	—		267,379
Total non-current liabilities	267,379	18,701,827	(4,018,568)		14,950,638	—		14,950,638	—		14,950,638	—		14,950,638	—		14,950,638
Total liabilities	988,171	24,935,320	(9,257,893)		16,665,598	—		16,665,598	—		16,665,598	—		16,665,598	—		16,665,598

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
JUNE 30, 2025 — (Continued)
(in thousands, except share and per share data)

	Horizon (Historical)	DMY (Historical as converted to SGD)	No Additional Redemptions Scenario			25% Redemptions Scenario		50% Redemptions Scenario			75% Redemptions Scenario			100% Redemptions Scenario
			Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Class A ordinary shares subject to possible redemption	—	33,808,207	(34,477,266)	F	—	—		—	—		—	—		—	—		—
			669,059	A

EQUITY
Seed Preferred Shares	1,150,000	—	(1,150,000)	D	—	—		—	—		—	—		—	—		—
			20	K
			(20)	D
Seed Plus Preferred Shares	3,349,184	—	(3,349,184)	D	—	—		—	—		—	—		—	—		—
Series A Preferred Shares	24,362,849	—	(24,362,849)	D	—	—		—	—		—	—		—	—		—
Horizon Ordinary Shares	5,000	—	(5,000)	D	—	—		—	—		—	—		—	—		—
Holdco Class A Ordinary Shares	—	—	2,563	D	3,432	(74)	F	3,433	(74)	F	3,434	(75)	F	3,435	(74)	F	3,436
			498	H		75	I		75	I		75	I		75	I
			371	I

Holdco Class B Ordinary Shares			2,574	D	2,574	—		2,574	—		2,574	—		2,574	—		2,574
DMY Preferred Stock	—	—	—		—	—		—	—		—	—		—	—		—

DMY Class A Common Stock	—	—	297	F	—	—		—	—		—	—		—	—		—
			201	G
			(498)	H

DMY Class B Common Stock	—	201	(201)	G	—	—		—	—		—	—		—	—		—

Additional paid-in capital	7,551,859	—	(3,196,060)	C	79,197,018	(8,619,235)	F	79,197,017	(8,619,250)	F	79,197,016	(8,619,235)	F	79,197,015	(8,619,250)	F	79,197,014
			28,861,916	D		8,705,427	I		8,705,442	I		8,705,427	I		8,705,442	I
			(36,582,437)	E		(86,193)	L		(86,193)	L		(86,193)	L		(86,193)	L
			34,476,969	F
			42,997,191	I
			5,087,580	K
			—	—
Accumulated deficit	(31,744,326)	(24,538,778)	351,084	A	(31,744,326)	—		(31,744,326)	—		(31,744,326)	—		(31,744,326)	—		(31,744,326)
			(669,059)	A
			(11,725,684)	C
			36,582,437	E
Accumulated other comprehensive income	145,213	—	—		145,213	—		145,213	—		145,213	—		145,213	—		145,213
Total equity	4,819,779	(24,538,577)	67,322,709		47,603,911	—		47,603,911	—		47,603,911	—		47,603,911	—		47,603,911
Total equity and liabilities	S$ 5,807,950	S$ 34,204,950	S$ 24,256,609		S$ 64,269,509	S$ —		S$ 64,269,509	S$ —		S$ 64,269,509	S$ —		S$ 64,269,509	S$ —		S$ 64,269,509

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

(1)    Derived from the unaudited consolidated balance sheet of Horizon as of June 30, 2025.

(2)    Derived from the unaudited balance sheet of DMY as of June 30, 2025.

(A)    Reflects the recognition of interest income in the Trust Account through September 30, 2025, of S$0.4 million, the extension deposits paid into the Trust Account through September 30, 2025, of S$0.2 million and the adjustment to common shares subject to redemption of S$0.5 million.

(B)    Reflects the liquidation and reclassification of S$34.5 million of funds in the Trust Account to cash that becomes available upon the closing of the Business Combination.

(C)    Represents preliminary estimated transaction costs expected to be incurred by DMY of approximately S$15.8 million and Horizon of approximately S$3.2 million.

For the DMY transaction costs, S$2.2 million of these fees have been accrued and no fees have been paid as of the pro forma balance sheet date, S$1.9 million of these fees related to the D&O insurance premium have been recorded to prepaid expenses, and S$11.7 million is recorded as an adjustment to accumulated losses. The DMY estimated transaction costs exclude the deferred underwriting fee included in (J) below.

For the Horizon transaction costs, S$0.2 million of these fees have been paid and S$0.05 of these fees have been accrued as of the pro forma balance sheet date. The amount of S$3.2 million is included as an adjustment to additional paid-in capital.

(D)    Represents the exchange of Horizon’s Preferred and Ordinary shares and the SAFE shares (see disclosure for SAFE shares in footnote K below) and the issuance of 20,157,908 Holdco Class A Ordinary Shares and 20,242,712 Holdco Class B Ordinary Shares, par value of S$0.00012719 (or $0.001 USD) per share, upon the Business Combination.

(E)    Reflects the elimination of DMY’s historical accumulated losses after recording the transaction costs to be incurred by DMY as described in (C) above and the adjustment of ordinary shares subject to redemption and the interest earned in the Trust Account subsequent to June 30, 2025 as described in (A) above.

(F)    •        Assuming No Additional Redemptions Scenario:    This presentation assumes that, after the January 2024 Redemptions, no Public Shareholders of DMY will exercise redemption rights with respect to the Public Shares for a pro rata share of the funds in the Trust Account. Also reflects S$43.0 million of PIPE Investment, which is the estimated amount of PIPE Investment required to satisfy the Minimum Cash Condition in the No Additional Redemptions Scenario, and assumes no Additional Financing or other financing.

•        Assuming 25% Redemptions Scenario:    This presentation assumes that, after the January 2024 Redemptions, 584,646 Public Shares are redeemed for aggregate redemption payments of S$8.6 million, assuming a S$14.74 per share redemption price as of September 30, 2025. This scenario includes all adjustments contained in the “no additional redemptions” scenario and presents additional adjustments to reflect the effect of the 25% redemptions. Also reflects S$51.7 million of PIPE Investment, which is the estimated amount of PIPE Investment required to satisfy the Minimum Cash Condition in the 25% Redemptions Scenario, and assumes no Additional Financing or other financing.

•        Assuming 50% Redemptions Scenario:    This presentation assumes that, after the January 2024 Redemptions, 1,169,293 Public Shares are redeemed for aggregate redemption payments of S$17.2 million, assuming a S$14.74 per share redemption price as of September 30, 2025. This scenario includes all adjustments contained in the “no additional redemptions” scenario and presents additional adjustments to reflect the effect of the 50% redemptions. Also reflects S$60.4 million of PIPE Investment, which is the estimated amount of PIPE Investment required to satisfy the Minimum Cash Condition in the 50% Redemptions Scenario, and assumes no Additional Financing or other financing.

•        Assuming 75% Redemption Scenario:    This presentation assumes that, after the January 2024 Redemptions, 1,753,939 Public Shares are redeemed for aggregate redemption payments of S$25.9 million, assuming a S$14.74 per share redemption price as of September 30, 2025. This scenario includes all adjustments contained in the “no additional redemptions” scenario and presents additional adjustments to reflect the effect of the 75% redemptions. Also reflects S$69.1 million of PIPE Investment, which is the estimated amount of PIPE Investment required to satisfy the Minimum Cash Condition in the 75% Redemptions Scenario, and assumes no Additional Financing or other financing.

•        Assuming 100% Redemptions Scenario:    This presentation assumes that, after the January 2024 Redemptions, 2,338,586 Public Shares are redeemed for aggregate redemption payments of S$34.5 million, assuming a S$14.74 per share redemption price as of September 30, 2025. Also reflects S$78.7 million of PIPE Investment, which is the estimated amount of PIPE Investment required to satisfy the Minimum Cash Condition in the 100% Redemptions Scenario, and assumes no Additional Financing or other financing.

Each redemptions scenario assumes that the Minimum Cash Condition is met through a combination of assumed illustrative PIPE Financing, Additional Financing, and retained funds in the Trust Account. As of the date of this proxy statement/prospectus, Horizon has entered into agreements for an additional $1 million of SAFE financing, however there has been no binding agreement for a PIPE Investment or other financing.

(G)    Reflects the conversion of DMY Class B Shares into DMY Class A Shares at the consummation of the Business Combination.

(H)    Reflects the conversion of DMY Class A Shares into Holdco Class A Ordinary Shares at the closing of the Business Combination.

(I)     Reflects the recognition of assumed PIPE proceeds of S$43.0 million to be received to meet the condition in the Business Combination Agreement to leave at least $45 million (or S$57,235,500) in Requisite Working Capital after the Closing. In the 25% redemptions scenario, reflects the recognition of assumed PIPE proceeds to be received of S$51.7 million. In the 50% redemptions scenario, reflects the recognition of assumed PIPE proceeds to be received of S$60.4 million. In the 75% redemptions scenario, reflects the recognition of assumed PIPE proceeds to be received of S$69.1 million. In the 100% redemptions scenario reflects the recognition of assumed PIPE proceeds to be received of S$77.8 million. Horizon is still negotiating the terms with its potential PIPE Investors and deemed entering into such PIPE Investment as probable.

(J)     Reflects the repayment of the deferred underwriting fee of S $2.8 million, the payment of DMY advances from related parties of S$1.8 million, the payment of DMY convertible notes — related parties of S$1.2 million, and the payment of DMY overfunding loans of S$1.2 million upon the consummation of the Business Combination.

(K)    Reflects the conversion of an aggregate of S$5.1 million (or $4 million) of SAFEs into 160,072 SPAC preference shares. Horizon received S$3.8 million (or $3 million) and S$1.3 million (or $1 million) from proceeds of SAFEs in July and October 2025, respectively.

(L)    Reflects the payment of excise tax of 1% of redemption proceeds in connection with levels of redemptions of dMY Public Shares in each scenario.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2025

	Horizon (Historical)	DMY (Historical as converted to SGD)	No Additional Redemptions Scenario				25% Redemptions Scenario			50% Redemptions Scenario			75% Redemptions Scenario			100% Redemptions Scenario
			Transaction Accounting Adjustments		Pro Forma Combined		Transaction Accounting Adjustments	Pro Forma Combined		Transaction Accounting Adjustments	Pro Forma Combined		Transaction Accounting Adjustments	Pro Forma Combined		Transaction Accounting Adjustments	Pro Forma Combined
Revenue	S$ 50,000	S$ —	S$ —		S$ 50,000		S$ —	S$ 50,000		S$ —	S$ 50,000		S$ —	S$ 50,000		S$ —	S$ 50,000

Research and development	5,885,378	—			5,885,378		—	5,885,378		—	5,885,378		—	5,885,378		—	5,885,378
Selling and marketing	784,802	—			784,802		—	784,802		—	784,802		—	784,802		—	784,802
General and administrative costs	2,835,474	1,682,420	(76,314)	BB	4,441,580		—	4,441,580		—	4,441,580		—	4,441,580		—	4,441,580

Corporate tax expenses (benefits)		(4,329)	—		(4,329)		—	(4,329)		—	(4,329)		—	(4,329)		—	(4,329)
Depreciation and amortization	462,608	—	—		462,608		—	462,608		—	462,608		—	462,608		—	462,608
Total operating expenses	9,968,262	1,678,091	(76,314)		11,570,039		—	11,570,039		—	11,570,039		—	11,570,039		—	11,570,039

Loss from operations	(9,918,262)	(1,678,091)	76,314		(11,520,039)		—	(11,520,039)		—	(11,520,039)		—	(11,520,039)		—	(11,520,039)

Other income (expense):
Interest income on operating account	—	127	—		127		—	127		—	127		—	127		—	127
Interest income on investments held in Trust Account	—	705,304	(705,304)	AA	—		—	—		—	—		—	—		—	—
Change in fair value of derivative warrant liabilities	—	(13,361,488)	—		(13,361,488)		—	(13,361,488)		—	(13,361,488)		—	(13,361,488)		—	(13,361,488)
Interest expense	(6,395)	—	—		(6,395)		—	(6,395)		—	(6,395)		—	(6,395)		—	(6,395)
Other income	66,172	—	—		66,172		—	66,172		—	66,172		—	66,172		—	66,172
Foreign exchange (loss) gain	(405,699)	—			(405,699)		—	(405,699)		—	(405,699)		—	(405,699)			(405,699)
Other income (expense):	(345,922)	(12,656,057)	(705,304)		(13,707,283)		—	(13,707,283)		—	(13,707,283)		—	(13,707,283)		—	(13,707,283)

Net loss before provision for income taxes	(10,264,184)	(14,334,148)	(628,990)		(25,227,322)		—	(25,227,322)		—	(25,227,322)		—	(25,227,322)		—	(25,227,322)
Provision for income taxes	—	135,859	(135,859)	CC	—											—	—
Net loss	S$(10,264,184)	S$(14,470,007)	S$(493,131)		S$(25,227,322)		S$ —	S$(25,227,322)		S$ —	S$(25,227,322)		S$ —	S$(25,227,322)		S$ —	S$(25,227,322)

Basic and diluted net income per share		S$ (3.69)

Pro forma weighted average number of shares outstanding – basic and diluted					26,992,760	(2)		26,998,606	(2)		27,004,452	(2)		27,010,298	(2)		27,016,144	(2)

Pro forma loss per share – basic and diluted					S$ (0.93)			S$ (0.93)			S$ (0.93)			S$ (0.93)			S$(0.93)

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

(1)    Derived from the unaudited consolidated statement of operations of Horizon for the six months ended June 30, 2025.

(2)    Derived from the unaudited statement of operations of DMY for the six months ended June 30, 2025.

(AA) Represents an adjustment to eliminate interest earned on marketable securities held in the Trust Account after giving effect to the Business Combination as if it had occurred on January 1, 2024.

(BB) Represents an adjustment to eliminate administrative service fees that will cease at the Business Combination.

(CC) Reflects the elimination of the tax expense resulting from the interest income earned in the Trust account after giving effect to the Business Combination as if it had occurred on January 1, 2024.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

		DMY (Historical as converted to SGD)	No Additional Redemptions Scenario			25% Redemptions Scenario			50% Redemptions Scenario			75% Redemptions Scenario			100% Redemptions Scenario
	Horizon (Historical)		Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments	Pro Forma Combined		Transaction Accounting Adjustments	Pro Forma Combined		Transaction Accounting Adjustments	Pro Forma Combined		Transaction Accounting Adjustments	Pro Forma Combined
Revenue	S$360,000	S$—	S$—		S$360,000	S$—	S$360,000		S$—	S$360,000		S$—	S$360,000		S$—	S$360,000
																—
Research and development	3,458,218	—	—		3,458,218	—	3,458,218		—	3,458,218		—	3,458,218		—	3,458,218
Selling and marketing	986,566	—	—		986,566	—	986,566		—	986,566		—	986,566		—	986,566
General and administrative costs	2,911,370	1,454,434	11,725,684	CC	15,971,488	—	15,971,488		—	15,971,488		—	15,971,488		—	15,971,488
			(120,000)	BB						—			—			—
Corporate tax expenses	—	63,025	—		63,025	—	63,025		—	63,025		—	63,025		—	63,025
Depreciation and amortization	855,249	—	—		855,249	—	855,249		—	855,249		—	855,249		—	855,249
Total operating expenses	8,211,403	1,517,459	11,605,684		21,334,546	—	21,334,546		—	21,334,546		—	21,334,546		—	21,334,546

Loss from operations	(7,851,403)	(1,517,459)	(11,605,684)		(20,974,546)	—	(20,974,546)		—	(20,974,546)		—	(20,974,546)		—	(20,974,546)

Other income (expense):
Interest income on operating account	—	589			589	—	589		—	589		—	589		—	589
Interest income on investments held in Trust Account	—	1,729,365	(1,729,365)	AA	—	—	—		—	—		—	—		—	—
Change in fair value of derivative warrant liabilities	—	(726,910)			(726,910)	—	(726,910)		—	(726,910)		—	(726,910)		—	(726,910)
Interest expense	(49,457)	—	—		(49,457)	—	(49,457)		—	(49,457)		—	(49,457)		—	(49,457)
Other income	124,085	—	—		124,085		124,085			124,085			124,085			124,085
Foreign exchange (loss) gain	293,601	—			293,601		293,601			293,601			293,601			293,601
Other income (expense):	368,229	1,003,044	(1,729,365)		(358,092)	—	(358,092)		—	(358,092)		—	(358,092)		—	(358,092)

Net loss before provision for income taxes	(7,483,174)	(514,415)	(13,335,049)		(21,332,638)	—	(21,332,638)			(21,332,638)			(21,332,638)		—	(21,332,638)
Provision for income taxes	—	580,567	(580,567)	DD	—		—			—			—			—
Net loss	S$(7,483,174)	S$(1,094,982)	S$(12,754,482)		S$(21,332,638)	S$—	S$(21,332,638)		S$—	S$(21,332,638)		S$—	S$(21,332,638)		S$—	S$(21,332,638)

Basic and diluted net income per share		S$(0.28)

Pro forma weighted average number of shares outstanding – basic and diluted					26,992,760		26,998,606	(1)		27,004,452	(1)		27,010,298	(1)		27,016,144	(1)
Pro forma income per share – basic and diluted					S$(0.79)		S$(0.79)			S$(0.79)			S$(0.79)			S$(0.79)

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

(1)    Derived from the audited consolidated statement of operations of Horizon for the year ended December 31, 2024.

(2)    Derived from the audited statement of operations of DMY for the year ended December 31, 2024.

(AA) Represents an adjustment to eliminate interest earned on marketable securities held in the Trust Account after giving effect to the Business Combination as if it had occurred on January 1, 2024.

(BB) Represents an adjustment to eliminate administrative service fees that will cease at the Business Combination.

(CC) Represents the effect of the pro forma balance sheet adjustment presented in (C) above for the direct, incremental costs of the Business Combination expected to be incurred by DMY. As these costs are directly related to the Business Combination, they are not expected to recur in the income of Holdco beyond 12 months after the Business Combination.

(DD) Reflects the elimination of the tax expense resulting from the interest income earned in the Trust account after giving effect to the Business Combination as if it had occurred on January 1, 2024.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Basis of Presentation

The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP as Horizon has been determined to be the accounting acquirer, primarily due to the fact that Horizon’s shareholders will continue to control Holdco. Under this method of accounting, although DMY will acquire all of the outstanding equity interests of Horizon in the Business Combination, DMY will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Horizon issuing stock for the net assets of DMY, accompanied by a recapitalization. The net assets of DMY will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Horizon.

The unaudited pro forma condensed combined balance sheet as of June 30, 2025, assumes that the Business Combination and related transactions occurred on June 30, 2025. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2025 and for the year ended December 31, 2024, presents pro forma effect to the Business Combination as if it had been completed on January 1, 2024.

The unaudited pro forma condensed combined balance sheet as of June 30, 2025, has been prepared using, and should be read in conjunction with, the following:

•        DMY’s unaudited balance sheet as of June 30, 2025 and the related notes for the six months ended June 30, 2025, included elsewhere in this proxy statement/prospectus; and

•        Horizon’s unaudited consolidated balance sheet as of June 30, 2025 and the related notes for the six months ended June 30, 2025, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025, and for the year ended December 31, 2024, have been prepared using, and should be read in conjunction with, the following:

•        DMY’s unaudited statement of operations for the six months ended June 30, 2025, and DMY’s audited statement of operations for the year ended December 31, 2024, and the related notes, included elsewhere in this proxy statement/prospectus; and

•        Horizon’s unaudited statement of operations for the six months ended June 30, 2025, and Horizon’s audited consolidated statement of operations for the year ended December 31, 2024, and the related notes, included elsewhere in this proxy statement/prospectus.

The historical financial statements of DMY have been translated into and are presented in SGD using the following exchange rates:

•        at the period exchange rate as of June 30, 2025, of US$1.00 to SGD$1.2719 for the balance sheet;

•        at the average exchange rate for the six months ended June 30, 2025, of US$1.00 to SGD$1.3237 for the statement of operations ending on that date;

•        the average exchange rate for the year ended December 31, 2024, of US$1.00 to SGD$1.3363 for the statement of operations for the period ending on that date.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of DMY Public Shares:

•        Assuming No Additional Redemptions Scenario:    This presentation assumes that, after the January 2024 Redemptions, no Public Shareholders of DMY will exercise redemption rights with respect to the Public Shares for a pro rata share of the funds in the Trust Account. Also reflects S$43.0 million of PIPE Investment, which is the estimated amount of PIPE Investment required to satisfy the Minimum Cash Condition in the No Additional Redemptions Scenario, and assumes no Additional Financing or other financing.

•        Assuming 25% Redemptions Scenario:    This presentation assumes that, after the January 2024 Redemptions, 584,646 Public Shares are redeemed for aggregate redemption payments of S$8.6 million, assuming a S$14.74 per share redemption price as of September 30, 2025. This scenario includes all adjustments contained in the “no additional redemptions” scenario and presents additional adjustments to reflect the effect of the 25% redemptions. Also reflects S$51.7 million of PIPE Investment, which is the estimated amount of PIPE Investment required to satisfy the Minimum Cash Condition in the 25% Redemptions Scenario, and assumes no Additional Financing or other financing.

•        Assuming 50% Redemptions Scenario:    This presentation assumes that, after the January 2024 Redemptions, 1,169,293 Public Shares are redeemed for aggregate redemption payments of S$17.2 million, assuming a S$14.74 per share redemption price as of September 30, 2025. This scenario includes all adjustments contained in the “no additional redemptions” scenario and presents additional adjustments to reflect the effect of the 50% redemptions. Also reflects S$60.4 million of PIPE Investment, which is the estimated amount of PIPE Investment required to satisfy the Minimum Cash Condition in the 50% Redemptions Scenario, and assumes no Additional Financing or other financing.

•        Assuming 75% Redemption Scenario:    This presentation assumes that, after the January 2024 Redemptions, 1,753,939 Public Shares are redeemed for aggregate redemption payments of S$25.9 million, assuming a S$14.74 per share redemption price as of September 30, 2025. This scenario includes all adjustments contained in the “no additional redemptions” scenario and presents additional adjustments to reflect the effect of the 75% redemptions. Also reflects S$69.1 million of PIPE Investment, which is the estimated amount of PIPE Investment required to satisfy the Minimum Cash Condition in the 75% Redemptions Scenario, and assumes no Additional Financing or other financing.

•        Assuming 100% Redemptions Scenario:    This presentation assumes that, after the January 2024 Redemptions, 2,338,586 Public Shares are redeemed for aggregate redemption payments of S$34.5 million, assuming a S$14.74 per share redemption price as of September 30, 2025. Also reflects S$78.7 million of PIPE Investment, which is the estimated amount of PIPE Investment required to satisfy the Minimum Cash Condition in the 100% Redemptions Scenario, and assumes no Additional Financing or other financing.

Each redemptions scenario assumes that the estimated $62 million Minimum Cash Condition is met through a combination of assumed illustrative PIPE Financing, Additional Financing, and retained funds in the Trust Account. As of the date of this proxy statement/prospectus, Horizon has entered into agreements for an additional $1 million of SAFE financing, however there has been no binding agreement for a PIPE Investment or other financing.

As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that DMY believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. DMY believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position of Holdco would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of Holdco. They should be read in conjunction with the historical financial statements and notes thereto of DMY and Horizon.

Accounting Policies

Upon consummation of the Business Combination, management of Holdco will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management of Holdco may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of Holdco. Based on its initial analysis, management of Holdco did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to depict the Transaction Accounting Adjustments and present the Management’s Adjustments. DMY has elected not to present Management’s Adjustments and is only presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to include all necessary Transaction Accounting Adjustments pursuant to Article 11 of Regulation S-X, including those that are not expected to have a continuing impact.

The unaudited and audited historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to Transaction Accounting Adjustments that reflect the accounting for the transaction under GAAP. Horizon and DMY have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The pro forma combined statement of operations does not reflect a provision for income taxes or any amounts that would have resulted had Holdco filed consolidated income tax returns during the period presented. The pro forma condensed combined balance sheet does not reflect the deferred taxes of Holdco as a result of the Business Combination. Since it is likely that Holdco will record a valuation allowance against the total U.S. and state deferred tax assets given the net operating losses as the recoverability of the tax assets is uncertain, the tax provision is zero.

DMY expects that the redemption event and closing of the Business Combination will both occur during 2025. The extent of the Excise Tax that may be incurred would depend on a number of factors, including (i) the fair market value of the DMY Class A Shares redeemed, (ii) the extent such redemptions could be treated as dividends and not repurchases, (iii) the nature and amount of the equity issued, if any, by DMY within the same taxable year of the redemption treated as a repurchase of stock (although it is not currently expected that this reduction would be available with respect to redemptions of DMY Class A Shares by DMY and the issuance of Holdco Class A Ordinary Shares by Holdco in connection with the Business Combination), and (iv) the content of any forthcoming regulations and other guidance from the U.S. Department of the Treasury. Because of this uncertainty, the pro forma financial statements do not reflect any accrual/payment of such tax. However, see “Risk Factors — The 1% U.S. federal excise tax is expected to be imposed on DMY in connection with redemptions of DMY Class A Shares” for more information.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statement of operations are based upon the number of Holdco Ordinary Shares outstanding, assuming the Business Combination occurred on January 1, 2024.

The unaudited pro forma condensed combined financial information has been prepared assuming five alternative levels of redemption for cash of DMY Public Shares for the six months ended June 30, 2025 and for the year ended December 31, 2024:

	No Additional Redemptions	25% Redemptions	50% Redemptions	75% Redemptions	100% Redemptions
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the six months ended June 30, 2025
Net loss	$(25,227,322)	$(25,227,322)	$(25,227,322)	$(25,227,322)	$(25,227,322)
Weighted average shares outstanding – basic and diluted(1)	26,992,760	26,998,606	27,004,452	27,010,298	27,016,144
Basic and diluted net loss per share	$(0.93)	$(0.93)	$(0.93)	$(0.93)	$(0.93)

Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the year ended December 31, 2024
Net loss	$(21,332,638)	$(21,332,638)	$(21,332,638)	$(21,332,638)	$(21,332,638)
Weighted average shares outstanding – basic and diluted(1)	26,992,760	26,998,606	27,004,452	27,010,298	27,016,144
Basic and diluted net loss per share	$(0.79)	$(0.79)	$(0.79)	$(0.79)	$(0.79)

____________

(1)      For the purposes of calculating diluted earnings per share, all the 3,159,500 shares underlying the DMY Public Warrants, the 2,884,660 shares underlying the DMY Private Warrants, and the 2,391,474, shares underlying the Horizon Options should have been assumed to have been exercised. However, since this results in anti-dilution, the effect of such exercise was not included in calculation of diluted income per share.

DILUTION

DMY shareholders who acquired Public Shares in the DMY IPO will have their ownership interests diluted to the extent of the difference between the initial public offering price of $10.00 per Public Share sold in DMY’s IPO and the net tangible book value per share at the time of the Business Combination assuming various sources of material probable dilution described below but excluding the effects of the consummation of the Business Combination itself.

As of June 30, 2025, DMY’s net tangible book value was S$(24.5 million), calculated as total assets of S$34.2 million less total liabilities of S$24.9 million, and less Public Shares subject to redemption classified in mezzanine equity of S$33.8 million. The number of shares of DMY Common Stock outstanding as of June 30, 2025, was 3,918,336, which includes 2,338,586 DMY Class A Shares and 1,579,750 DMY Class B Shares.

The following table presents the net tangible book value per share at various redemption levels that may occur in connection with the consummation of the Business Combination assuming various sources of material probable dilution, but excluding the effects of the Business Combination transaction itself. This presentation takes into account the reclassification of unredeemed Public Shares of DMY to permanent equity, and the payment of DMY’s estimated transaction costs in connection with the potential Business Combination. In addition to excluding the Business Combination itself, this presentation excludes 6,044,160 and 5,970,124 Holdco Class A Ordinary Shares that will be issuable upon the exercise of dMY Public and Private Warrants and the Horizon Options, respectively.

	No Additional Redemptions	25% Redemptions	50% Redemptions	75% Redemptions	100% Redemptions
Offering Price of the Securities in the DMY IPO per share	S$ 12.72	S$ 12.72	S$ 12.72	S$ 12.72	S$ 12.72
DMY’s net tangible book value as of June 30, 2025, as adjusted	S$ 41,210,567	S$ 41,210,567	S$ 41,210,567	S$ 41,210,567	S$ 41,210,567
DMY’s shares outstanding, as adjusted for redemptions	2,338,586	1,753,940	1,169,293	584,647	—
DMY’s net tangible book value per share as of June 30, 2025, as adjusted	S$ 3.20	S$ 3.20	S$ 3.20	S$ 3.20	S$ 3.19
Dilution per share to the existing DMY’s stockholders	S$ 9.52	S$ 9.52	S$ 9.52	S$ 9.52	S$ 9.52

The following table illustrates the as adjusted net tangible book value to DMY’s stockholders and decrease in net tangible book value to DMY’s stockholders as a result of transaction costs incurred by DMY and funds released from the trust at de-SPAC.

	No Additional Redemptions	25% Redemptions	50% Redemptions	75% Redemptions	100% Redemptions
As adjusted net tangible book value per share	S$3.20	S$3.20	S$3.20	S$3.20	S$3.19

Numerator adjustments:
DMY’s net tangible book value as of June 30, 2025	S$(24,538,577)	S$(24,538,577)	S$(24,538,577)	S$(24,538,577)	S$(24,538,577)
Transaction costs attributed to DMY	S$(11,725,684)	S$(11,811,877)	S$(11,898,070)	S$(11,984,263)	S$(12,070,456)
PIPE Proceeds	S$42,997,562	S$51,703,064	S$60,408,581	S$69,114,083	S$77,819,600
Funds released from Trust	S$34,477,266	S$25,857,957	S$17,238,633	S$8,619,324	—
As adjusted net tangible book value	S$41,210,567	S$41,210,567	S$41,210,567	S$41,210,567	S$41,210,567

Denominator adjustments:
DMY Public Shares outstanding	2,338,586	1,753,940	1,169,293	584,647	—
DMY Founder Shares outstanding	1,579,750	1,579,750	1,579,750	1,579,750	1,579,750
Shares underlying DMY Warrants	6,044,160	6,044,160	6,044,160	6,044,160	6,044,160
Assumed PIPE Shares(1)	2,916,516	3,507,008	4,097,501	4,687,993	5,278,486
As adjusted total shares outstanding	12,879,012	12,884,858	12,890,704	12,896,550	12,902,396

____________

(1)      Amount reflects the estimated Holdco Class A Ordinary Shares that would be issued assuming the levels of PIPE Investment required to satisfy the estimated $62 million Minimum Cash Condition at each assumed level of redemptions and assumes no Additional Financing or other financing. These amounts reflect approximately (i) $33.8 million of PIPE Investment in the No Additional Redemptions Scenario, (ii) $40.6 million of PIPE Investment in the 25% Redemptions Scenario, (iii) $47.5 million of PIPE Investment in the 50% Redemptions Scenario, (iv) $54.3 million of PIPE Investment in the 75% Redemptions Scenario, and (v) $61.2 million of PIPE Investment in the 100% Redemptions Scenario. As of the date of this proxy statement/prospectus, Horizon has entered into agreements for an additional $1 million of SAFE financing, however there has been no binding agreement for a PIPE Investment or other financing.

DMY issued shares in an initial registered offering at S$12.62 per share. After giving effect to the IPO and the January 2024 share redemption, the issued and outstanding Public Shares of DMY are 2,338,586, assuming no further redemptions. In connection with the de-SPAC transaction, 40,400,620 shares will be issued to Horizon Shareholders, assuming no further redemptions. Redemption levels of 0%, 25%, 50%, 75% and 100% have been disclosed in the table below as required by Item 1604(c).

For purposes of Item 1604(c)(1), Holdco would have 47,235,472 total shares after giving effect to the de-SPAC transaction under the no additional redemptions scenario. Where there are no redemptions are none, the company valuation is based on DMY offering price of the securities in the initial registered offering price per share of S$12.72 is therefore calculated as: S$12.72 (per share IPO price) times 47,235,472 shares, or S$600,836,682. The following table illustrates the valuation at the offering Price of the securities in the initial registered offering price of S$12.72 per share for each redemption scenario:

	No Additional Redemptions Scenario	25% Redemptions Scenario	50% Redemptions Scenario	75% Redemptions Scenario	100% Redemptions Scenario
DMY shares valuation based on offering price of the securities in DMY IPO of S$12.72 per share	S$ 44,542,828	S$ 37,106,716	S$ 29,670,591	S$ 22,234,478	S$ 14,798,353
DMY shares outstanding post de-SPAC	3,502,070	2,917,424	2,332,777	1,748,131	1,163,484
Horizon shares valuation based on offering price of the securities in the DMY IPO of S$12.72 per share	S$513,855,486	S$513,855,486	S$513,855,486	S$513,855,486	S$513,855,486
Horizon shares outstanding post de-SPAC	40,400,620	40,400,620	40,400,620	40,400,620	40,400,620
PIPE Investor shares valuation based on offering price of the securities in the DMY IPO of S$12.72 per share	S$ 37,095,167	S$ 44,605,635	S$ 52,116,115	S$ 59,626,583	S$ 67,137,063
PIPE shares outstanding post de-SPAC	2,916,516	3,507,008	4,097,501	4,687,993	5,278,486
Founder shares owned by others valuation based on the offering price of the securities in the DMY IPO of S$12.72 per share	S$ 5,294,487	S$ 5,294,487	S$ 5,294,487	S$ 5,294,487	S$ 5,294,487
Founder shares owned by others outstanding post de-SPAC	416,266	416,266	416,266	416,266	416,266
Total valuation based on offering price of the securities in the DMY IPO of S$12.72 per share	S$ 600,787,968	S$ 600,862,324	S$ 600,936,679	S$ 601,011,034	S$ 601,085,389
Total shares outstanding post de-SPAC	47,235,472	47,241,318	47,247,164	47,253,010	47,258,856

This required disclosure is not a guarantee that the trading price of the combined company will not be below the DMY IPO offering price of DMY, nor is the disclosure a guarantee that the combined company valuation will attain one of the stated levels of valuation.

INFORMATION ABOUT DMY

General

We are a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We have neither engaged in any operations nor generated any revenue to date. Based on our business activities, DMY is a “shell company” as defined under the Exchange Act because we have no operations and nominal assets consisting almost entirely of cash.

DMY’s IPO

DMY completed DMY’s IPO of 6,319,000 DMY Units (including the underwriters’ partial exercise of their over-allotment option) in October 2022, at a price of $10.00 per DMY Unit, generating gross proceeds of $63,190,000. Simultaneously with the completion of the DMY IPO, the Sponsor purchased an aggregate of 2,884,660 DMY Private Warrants for $1.00 per warrant, or an aggregate of $2,884,660. The Sponsor extended Overfunding Loans to DMY in an aggregate amount of $947,850, or approximately $0.15 per DMY Unit sold in the DMY IPO. An aggregate of $64,137,850 of the net proceeds of the DMY IPO, private placement, and Overfunding Loans ($10.15 per DMY Unit sold in the DMY IPO) was placed into the Trust Account.

According to the terms of the Investment Management Trust Agreement, dated October 4, 2022, between DMY and Continental Stock Transfer & Trust Company (the “Trust Agreement”), the funds held in the Trust Account were initially invested in United States government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by DMY, until the earlier of (i) the completion of an initial business combination, (ii) the redemption of Public Shares properly submitted in connection with a shareholder vote to amend the DMY Articles to modify the substance or timing of DMY’s obligation to redeem 100% of its Public Shares if DMY does not complete the initial business combination within the Combination Period or with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, and (iii) return of the funds held in the Trust Account to Public Shareholders as part of the redemption of the Public Shares if DMY does not complete an initial business combination during the Combination Period. On September 25, 2024, DMY instructed Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to transfer its Trust Account out of investment in securities into an interest-bearing bank deposit account in order to mitigate the risk of being deemed an unregistered investment company, and the account was transferred in March 2025.

Extension and Contributions

DMY initially had 15 months from the closing of the DMY IPO, or until January 4, 2024, to complete its initial business combination. The DMY Articles also permitted DMY, by resolution of the DMY Board, to extend the period of time to consummate a business combination twice by an additional three month period (for a total of 21 months to complete a business combination), subject to the Sponsor depositing into the Trust Account $631,900 in the aggregate for each extension (the “Prior Contributions”). The Sponsor did not intend to deposit such Prior Contributions into the Trust Account. Accordingly, following January 4, 2024, DMY would have been forced to liquidate. The DMY Board determined that, in order for DMY to have additional time to complete a business combination in a more cost effective manner, it would be in the best interests of DMY and its shareholders to extend its liquidation date to allow for a period of additional time to consummate an initial business combination.

On January 2, 2024, DMY’s shareholders approved an amendment to the DMY Articles to extend the date by which DMY has to consummate its initial business combination, from January 4, 2024 to January 29, 2024 and to allow DMY, without another shareholder vote, by resolution of the DMY Board, to elect to further extend such date up to twenty-three times for an additional one month each time, until up to December 29, 2025, only if the Sponsor or its designee would deposit into the Trust Account as a loan, (i) on or before January 4, 2024, with respect to the initial extension, an amount of $41,667, and (ii) one business day following the public announcement by DMY disclosing that the DMY Board has determined to implement an additional monthly extension, with respect to each such additional extension, an amount of $50,000. In connection with the shareholder approval of the extension, an aggregate of 3,980,414 Public Shares were redeemed for an aggregate of approximately $42.0 million, representing redemptions of approximately 63% of the Public Shares. As of the date of this proxy statement/prospectus, the DMY Board has extended the Combination Period, monthly, through October 29, 2025, and Mr. You has made an aggregate of $1,091,667 of Contributions pursuant to the Extension Note.

In connection with the shareholder meeting to approve the Extension, DMY’s shareholders also approved proposals to (1) amend the DMY Articles to provide for the right of a holder of DMY Class B Shares to convert their DMY Class B Shares into DMY Class A Shares on a one-for-one basis at any time and from time to time at the election of the holder; (2) amend the DMY Articles to eliminate from the DMY Articles (i) the limitation that DMY may not redeem Public Shares in an amount that would cause DMY’s net tangible assets to be less than $5,000,001 and (ii) the limitation that DMY will not consummate a Business Combination unless DMY has net tangible assets of at least $5,000,001; (3) amend the DMY Articles to permit the DMY Board, in its sole discretion, to elect to wind up DMY’s operations at any time, as determined by the DMY Board and included in a public announcement; and (4) amend the Trust Agreement to reflect the amendments to the DMY Articles.

On September 29, 2025, DMY received a notice from the NYSE Regulation staff of the NYSE American stating that DMY failed to comply with NYSE American Rules Section 119(b) and that DMY’s securities are subject to delisting. NYSE American Rules Section 119(b) requires a special purpose acquisition company to complete one or more business combinations within 36 months of the effectiveness of its initial public offering registration statement. Because DMY did not complete its initial business combination by September 29, 2025, the trading of its DMY Class A Shares, DMY Public Warrants, and DMY Units was suspended at the closing of business on September 29, 2025, and a Form 25-NSE was filed with the Securities Exchange Commission on October 1, 2025, which removed DMY’s securities from listing and registration on NYSE American.

On September 30, 2025, the DMY Class A Shares and DMY Public Warrants began trading on the OTCQB Market and the DMY Units began trading on the OTCID under the symbols “DMYY”, “DMYYW”, and “DMYYU”, respectively. DMY shareholders should know that there may be a very limited market in which DMY’s securities are traded, the trading price of DMY’s securities may be adversely affected, and the DMY Class A Shares may be deemed to be a “penny stock”. DMY can provide no assurance that its securities will continue to trade on the OTC Market, whether broker-dealers will continue to provide public quotes of its securities on the OTC Market, or whether the trading volume of its securities will be sufficient to provide for an efficient trading market for existing and potential holders of its securities. See “Risk Factors — Risks Related to DMY and the Business Combination — DMY’s securities were delisted from trading on the NYSE American exchange and trade on the OTC Markets, which could limit investors’ ability to make transactions in DMY’s securities and subject DMY to additional trading restrictions.”

If DMY does not complete the Business Combination with Horizon or another initial business combination by the end of the Combination Period, DMY will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem one hundred percent (100%) of the Public Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to DMY to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Public Shares, which redemption will completely extinguish rights of the Public Shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of DMY’s remaining shareholders and the DMY Board, in accordance with applicable law, dissolve and liquidate, subject in each case to DMY’s obligations under the MBCA to provide for claims of creditors and other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to DMY Public Warrants or DMY Private Warrants if DMY fails to complete its initial business combination before the end of the Combination Period. The Sponsor and DMY’s officers and directors have no rights to liquidating distributions from the Trust Account with respect to any Founder Shares and any Public Shares held by them if DMY fails to complete an initial business combination within the Combination Period, although they will be entitled to liquidating distributions from assets outside the Trust Account.

The DMY Class A Shares and DMY Public Warrants trade on the OTCQB Market and the DMY Units trade on the OTCID under the symbols “DMYY”, “DMYYW”, and “DMYYU”, respectively.

Effecting DMY’s Initial Business Combination

On September 9, 2025, we entered into the Business Combination Agreement with Horizon, Holdco, and the Merger Subs pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement, the following will occur: (i) the Amalgamation of Horizon and Merger Sub 1, with Horizon surviving as the amalgamated company and as a wholly-owned subsidiary of Holdco; (ii) the Merger of Merger Sub 2 with and into DMY, with DMY surviving the Merger as a wholly-owned subsidiary of Holdco; and (iii) DMY and Horizon will consummate the other transactions contemplated by the Business Combination Agreement. See “Proposal No. 1 — The Business Combination Proposal” for more information.

We are not presently engaged in, and we will not engage in, any operations until the consummation of the Business Combination. We intend to effectuate the Business Combination using cash held in the Trust Account, the proceeds of the PIPE Investment and Additional Financing, if any, and shares issued to Horizon.

If not all of the funds released from the Trust Account are used for redemptions of Public Shares, we may use the balance of the cash released to us from the Trust Account for general corporate purposes, including to pay transaction expenses and for Horizon’s working capital.

Fair Market Value of Horizon’s Business; 80% test

At the time of the execution of the Business Combination, DMY’s securities were listed on the NYSE American. Pursuant to the DMY Articles and NYSE American listing rules, DMY must complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the income earned on the Trust Account) at the time of the signing of the definitive agreement to enter into the business combination. DMY will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. The DMY Board determined that this test was met in connection with the Business Combination with Horizon.

Shareholder Approval of the Business Combination

Under the DMY Articles, because DMY is seeking shareholder approval in connection with the Business Combination, it may only complete such the Business Combination if a majority of the shares of DMY Common Stock that are voted vote in favor of the Business Combination. A quorum will consist of the holders present in person or by proxy of shares of outstanding capital stock of DMY representing a majority of the voting power of all outstanding shares of capital stock of DMY entitled to vote at such meeting. The Holders of Founder Shares will count towards this quorum and, pursuant to the Insider Letter and DMY Support Agreement, our Sponsor, officers and directors have agreed to vote any Founder Shares they hold, and any Public Shares purchased during or after our IPO (including in open market and privately-negotiated transactions) in favor of the Business Combination. For purposes of seeking approval of the majority of our outstanding shares of DMY Common Stock voted, broker non-votes will have no effect on the approval of the Business Combination once a quorum is obtained. As a result, in addition to the Founder Shares, we would need only 379,419, or 16.2%, of the 2,338,586 outstanding Public Shares to be voted in favor of the Business Combination in order to have the Business Combination approved (assuming all outstanding shares are voted). If only a minimum quorum of outstanding shares of DMY Common Stock were present at such meeting, then DMY would not need any Public Shares to be voted in favor of the Business Combination in order to have the Business Combination approved. These quorum and voting thresholds, and the voting agreements of the Sponsor and other Holders of Founder Shares, may make it more likely that we will consummate the Business Combination. Each Public Shareholder may elect to redeem its Public Shares irrespective of whether they vote for or against the Business Combination or whether they were a shareholder on the record date for the Special Meeting. For more information, please see the section entitled “The Special Meeting.”

Potential Purchases of Public Shares and Public Warrants

The Sponsor and DMY’s officers and directors do not have any plans at this time to purchase Public Shares or DMY Public Warrants from Public Shareholders or to take any other actions to incentivize non-redemption. However, at any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding DMY or its securities, the Sponsor and DMY’s officers and directors or their affiliates may purchase Public Shares or DMY Public Warrants in privately negotiated transactions or in the open market, although they are under no obligation to do so. There is no limit on the number of Public Shares or DMY Public Warrants that such persons may purchase in such transactions, subject to compliance with applicable law and Stock Exchange rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase Public Shares or DMY Public Warrants in such transactions. Such purchases of Public Shares may include a contractual acknowledgment that such shareholder, although still the record holder of DMY’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor and DMY’s officers and directors or their affiliates purchase Public Shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. The purpose of such transaction could be to increase the likelihood of obtaining shareholder approval of the Business Combination, reduce the number of outstanding DMY Public Warrants, or satisfy the Minimum Cash Condition, where it appears that such requirement would otherwise not be met. DMY expects any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent such purchasers are subject to such reporting requirements.

In addition, if such purchases are made, the public “float” of DMY Class A Shares and DMY Public Warrants and the number of beneficial holders of DMY Class A Shares and DMY Public Warrants may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of DMY’s securities on the OTC Markets.

In the event the Sponsor and DMY’s officers and directors or their affiliates were to purchase Public Shares or DMY Public Warrants from Public Shareholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act. To the extent that the Sponsor and DMY’s officers and directors or their affiliates purchase Public Shares in compliance with the requirements of Rule 14e-5 under the Exchange Act, such shares would not be voted in favor of approving the Business Combination. See “Proposal No. 1 — The Business Combination Proposal — Potential Purchases of Public Shares or Public Warrants” for more information.

Liquidation if No Business Combination

DMY currently has until October 29, 2025 to complete the Business Combination, which date may be extended by the DMY Board from month to month until up to December 29, 2025, provided that the Sponsor makes the Contribution to the Trust Account.

If DMY does not complete the Business Combination with Horizon or another initial business combination by the end of the Combination Period, DMY will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, subject to lawfully available funds therefor, redeem one hundred percent (100%) of the Public Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to DMY to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Public Shares, which redemption will completely extinguish rights of the Public Shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of DMY’s remaining shareholders and the DMY Board, in accordance with applicable law, dissolve and liquidate, subject in each case to DMY’s obligations under the MBCA to provide for claims of creditors and other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to DMY Public Warrants or DMY Private Warrants if DMY fails to complete its initial business combination before the end of the Combination Period. The Sponsor and DMY’s officers and directors have no rights to liquidating distributions from the Trust Account with respect to any Founder Shares and any Public Shares held by them if DMY fails to complete an initial business combination within the Combination Period, although they will be entitled to liquidating distributions from assets outside the Trust Account.

In connection with DMY’s IPO, the Sponsor and DMY’s officers and directors entered into the Insider Letter with DMY, pursuant to which they have waived their redemption rights with respect to the completion of an initial business combination or extension of the Combination Period, as well as their rights to liquidating distributions from the Trust Account with respect to any Founder Shares and any Public Shares held by them if we fail to complete an initial business combination within the Combination Period, although they will be entitled to liquidating distributions from assets outside the Trust Account. Such redemption rights waiver was provided at the time of the DMY IPO without any separate consideration paid. Additionally, pursuant to the DMY Support Agreement, the Sponsor and each of DMY’s independent directors who hold Founder Shares agreed not to redeem any shares of DMY Common Stock held by them in connection with the Business Combination. Such redemption rights waiver was provided without any separate consideration paid in connection with providing such waiver.

The DMY IPO underwriter has agreed to waive its rights to its deferred underwriting commission held in the Trust Account in the event we do not complete an initial business combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of our Public Shares.

Our Sponsor, officers, and directors have agreed, pursuant to the Insider Letter, that they will not propose any amendment to the DMY Articles (A) to modify the substance or timing of our obligation to allow redemption in connection with an initial business combination or to redeem 100% of our Public Shares if we do not complete an initial business combination within the Combination Period or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, unless we provide the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable), divided by the number of then outstanding Public Shares, subject to limitations and on the conditions described herein. For example, the DMY Board may propose such an amendment if it determines that additional time is necessary to complete the Business Combination, subject to the prior written consent of Horizon under the Business Combination Agreement. In such event, we will conduct a proxy solicitation and distribute proxy materials pursuant to Regulation 14A of the Exchange Act seeking shareholder approval of such proposal, and in connection therewith, provide the Public Shareholders with the redemption rights described above upon shareholder approval of such amendment.

Our placing of funds in the Trust Account may not protect those funds from third party claims against us. Although we will seek to have all vendors, service providers (except for our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of DMY under the circumstances. The underwriter of our IPO as well as our registered independent public accounting firm will not execute agreements with us waiving such claims to the monies held in the Trust Account.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we are unable to complete our initial Business Combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with our initial Business Combination, we will be required to provide for payment of claims of creditors that were not waived that may brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by Public Shareholders could be less than the $10.15 per Public Share initially held in the Trust Account, due to claims of such creditors. Pursuant to the Insider Letter, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.15 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.15 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriter of our IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are securities of DMY. Therefore, we cannot ensure that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial Business Combination and redemptions could be reduced to less than $10.15 per Public Share. In such event, we may not be able to complete our initial Business Combination, and our Public Shareholders will receive such lesser amount per share in connection with any redemption of their Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

Facilities

We maintain executive offices at 80 North Town Center Drive, Suite 100, Las Vegas, NV 89144, provided by the Sponsor as our executive offices at a cost of $10,000 per month. We consider our current office space, combined with the office space otherwise available to our executive officers, adequate for our current operations.

Employees

We currently have one executive officer: Harry You. Mr. You is not obligated to devote any specific number of hours to our matters, but he intends to devote as much of his time as he deems necessary to our affairs until we have completed our initial business combination. The amount of time he will devote in any time period will vary based on whether a target business has been selected for our initial business combination, the stage of the business combination process we are in, and his obligations to other parties. We do not intend to have any full-time employees prior to the completion of our initial business combination.

The Sponsor

DMY Squared Sponsor, LLC, the Sponsor, is a Delaware limited liability company. The Sponsor was formed prior to the DMY IPO for the purpose of acting as the sponsor of DMY. It is responsible for organizing, directing, and managing the business and affairs of DMY from its incorporation, through the consummation of the DMY IPO, the negotiation of the Business Combination Agreement, and until the consummation of the Business Combination. The Sponsor’s activities included identifying and negotiating terms with the underwriter of DMY’s IPO, other third-party service providers such as DMY’s auditors and legal counsel, and DMY’s directors and officers, and searching for and negotiating with potential business combination targets. Other than its investment in DMY and its work on behalf of DMY, the Sponsor is not engaged in any business. Until the execution of the letter of intent by DMY and Horizon on February 13, 2025, there was no agreement, arrangement, or understanding between DMY and DMY’s management or Sponsor with respect to determining whether to explore a business combination with any target business.

The Sponsor made an initial investment of $25,000 to cover certain pre-IPO expenses, in exchange for the issuance of Founder Shares, or approximately $0.02 per share. In connection with the closing of the DMY IPO, the Sponsor purchased 2,884,660 DMY Private Warrants at a price of $1.00 per warrant, for an aggregate purchase price of $2,884,660, and extended Overfunding Loans to DMY in an aggregate amount of $947,850, or approximately $0.15 per DMY Unit sold in the DMY IPO. Additionally, in connection with extensions of the Combination Period, as of the date of this proxy statement/prospectus, Mr. You has made an aggregate of $1,091,667 of Contributions pursuant to the Extension Note. On September 15, 2025, the Sponsor distributed 416,266 Founder Shares to one of its members, pro rata, for no consideration. Such shares were then converted on a one-for-one basis into DMY Class A Shares and donated to charity. Such distribution and donation were permitted transfers pursuant to the terms of the Letter Agreement and the Sponsor Support Agreement.

The Sponsor owns approximately 29.7% of our issued and outstanding shares of DMY Common Stock as of the date of this proxy statement/prospectus. Harry L. You is the manager of the Sponsor. There is no other person who has a direct or indirect material interest in the Sponsor. The Sponsor is exclusively “controlled” for CFIUS purposes by Mr. You, who is a U.S. citizen, and thus we do not believe that the Sponsor is a “foreign person” as defined in the CFIUS regulations.

Mr. You has extensive experience with special purpose acquisition companies (“SPACs”), having sponsored nine SPACs including dMY Squared Technology Group, Inc.:

GTY Technology Holding Inc./GI Partners

In August 2016, Mr. You founded GTY Technology Holdings, Inc. (“GTY”). Mr. You served as chief financial officer of GTY from September 2016 to August 2019 and president from September 2016 to February 2019. GTY completed its initial public offering in October 2016, in which it raised aggregate proceeds of approximately $552,000,000. GTY completed its initial business combination in February 2019 with six companies in the software as a service and cloud software industry, including Bonfire Interactive Ltd., CityBase, Inc., eCivis, Inc., Open Counter Enterprises Inc., Questica Inc. and Questica USCDN Inc. and Sherpa Government Solutions LLC. The pro forma enterprise value of the transaction was approximately $560 million. In October 2018, in connection with a stockholder meeting to approve an extension of the deadline date for GTY to complete an initial business combination, GTY’s public stockholders holding 34,011,538 shares of GTY common stock out of a total of 55,200,000 shares of GTY common stock (approximately 65% of the then outstanding GTY common stock) validly elected to redeem their shares, and, after giving effect to such redemptions, the balance left in GTY’s trust account was approximately $216.8 million. In February 2019, in connection with the stockholders meeting to approve GTY’s initial business combination, holders of 11,073,040 shares of GTY common stock (which, together with the shares redeemed in connection with the extension, totals approximately 86% of the outstanding GTY common stock at the consummation of its initial public offering), exercised their right to redeem those shares for cash at a price of approximately $10.29 per share, or $114 million in the aggregate. GTY raised a PIPE in the amount of approximately $126.3 million in connection with the business combination. Following the business combination, Mr. You served as Vice Chairman of the Board of Directors from February 2019 to July 2022. GTY’s common stock was traded on the New York Stock Exchange under the symbol “GTYH”. On July 7, 2022, GTY was acquired by a private investment firm, GI Partners, for a purchase price of approximately $6.30 per share, or approximately $363 million in aggregate.

dMY Technology Group, Inc./Rush Street Interactive, Inc.

In September 2019, Mr. You founded dMY Technology Group, Inc. (“dMY I”). Mr. You served as a director of dMY I from September 2019 to December 2020. dMY I completed its initial public offering in February 2020, in which it raised aggregate proceeds of approximately $230,000,000. dMY I completed its initial business combination with Rush Street Interactive, Inc. (“Rush Street”), an online casino and sports wagering company, in December 2020, which transaction valued Rush Street at approximately $1.78 billion. There was no vote held to extend the date by which dMY I was required to consummate a business combination because it consummated its initial business combination within 24 months of its initial public offering. In connection with the special meeting of stockholders of dMY I to approve the business combination with Rush Street, holders of 485 shares of dMY I Class A common stock sold in its initial public offering, or less than 0.01% of the outstanding public shares, exercised their right to redeem those shares for cash at a price of approximately $10.03 per share, or $4,866.97 in the aggregate. dMY I and Rush Street raised a PIPE in the amount of $160.4 million in connection with the business combination. Following the business combination, Mr. You served as a director of Rush Street from December 2020 to June 2022. Rush Street’s Class A common stock is traded on the New York Stock Exchange under the symbol “RSI”. On October 17, 2025, the closing sale price of RSI was $17.30, and the aggregate market capitalization of Rush Street was approximately $3.95 billion.

dMY Technology Group, Inc. II/Genius Sports Group

In June 2020, Mr. You founded dMY Technology Group, Inc. II (“dMY II”). Mr. You served as a director of dMY II from June 2020 to April 2021. dMY II completed its initial public offering in October 2020, in which it raised aggregate proceeds of approximately $276,000,000. dMY II completed its initial business combination with Genius Sports Group (“Genius Sports”), a sports data company, in March 2021, which transaction valued Genius Sports at approximately $1.5 billion. There was no vote held to extend the date by which dMY II was required to consummate a business combination because it consummated its initial business combination within 24 months of its initial public offering. In connection with the special meeting of stockholders of dMY II to approve the business combination with Genius Sports, holders of 1,296 shares of dMY II Class A common stock sold in its initial public offering, or less than 0.01% of the outstanding public shares, exercised their right to redeem those shares for cash at a price of approximately $10.00 per share, or $12,966.05 in the aggregate. dMY II and Genius Sports raised a PIPE in the amount of $330 million in connection with the business combination. Following the business combination, Mr. You served as a director of Genius Sports from April 2021 to December 2022. Genius Sports’ ordinary shares are traded on the New York Stock Exchange under the symbol “GENI”. On October 17, 2025, the closing sale price of GENI was $11.93, and the aggregate market capitalization of Genius Sports was approximately $3.02 billion.

dMY Technology Group, Inc. III/IonQ, Inc.

In September 2020, Mr. You founded dMY Technology Group, Inc. III (“dMY III”). Mr. You served as a director of dMY III from September 2020 to October 2021. dMY III completed its initial public offering in November 2020, in which it raised aggregate proceeds of approximately $300,000,000. dMY III completed its initial business combination with IonQ, Inc. (“IonQ”), a quantum computing business, in October 2021, which transaction valued IonQ at approximately $2 billion. There was no vote held to extend the date by which dMY III was required to consummate a business combination because it consummated its initial business combination within 24 months of its initial public offering. In connection with the special meeting of stockholders of dMY III to approve the business combination with IonQ, holders of 950,923 shares of dMY III Class A common stock sold in its initial public offering, or approximately 3.2% of the outstanding public shares, exercised their right to redeem those shares for cash at a price of approximately $10.00 per share, or $9.5 million in the aggregate. dMY III and IonQ raised a PIPE in the amount of $345 million in connection with the business combination. Following the business combination, Mr. You served as a director of IonQ from October 2021 to February 2025. IonQ, Inc.’s common stock and warrants are traded on the New York Stock Exchange under the symbols “IONQ” and “IONQ WS”. On October 17, 2025, the closing sale price of IONQ and IONQ WS were $62.94 and $51.35, respectively, and the aggregate market capitalization of IonQ was approximately $21.9 billion.

dMY Technology Group, Inc. IV/Planet Labs Inc.

In December 2020, Mr. You founded dMY Technology Group, Inc. IV (“dMY IV”). Mr. You served as a director of dMY IV from December 2020 to December 2021. dMY IV completed its initial public offering in March 2021, in which it raised aggregate proceeds of approximately $340,000,000. dMY IV completed its initial business combination with Planet Labs Inc. (“Planet Labs”), an Earth observation and analysis company, in November 2021, which transaction valued Planet Labs at a post-transaction equity value of approximately $2.8 billion. There was no vote held to extend the date by which dMY IV was required to consummate a business combination because it consummated its initial business combination within 24 months of its initial public offering. In connection with the special meeting of stockholders of dMY IV to approve the business combination with Planet Labs, holders of 689,670 shares of dMY IV Class A common stock sold in its initial public offering, or approximately 2.0% of the outstanding public shares, exercised their right to redeem those shares for cash at a price of approximately $10.00 per share, or $6.9 million in the aggregate. dMY IV and Planet Labs raised a PIPE in the amount of $252 million in connection with the business combination. Following the business combination, Mr. You served as a director of Planet Labs from December 2021 to April 2023. Planet Labs’ Class A common stock and warrants are traded on the New York Stock Exchange under the symbols “PL” and “PL WS”. On October 17, 2025, the closing sale price of PL and PL WS were $13.11 and $3.77, respectively, and the aggregate market capitalization of Planet Labs was approximately $4.04 billion.

dMY Technology Group, Inc. VI

In April 2021, Mr. You founded dMY Technology Group, Inc. VI (“dMY VI”). Mr. You served as co-chairman of the board of dMY VI from April 2021 to April 2023. dMY VI completed its initial public offering in October 2021, in which it raised aggregate of approximately $210,000,000. On December 22, 2022, dMY VI announced that it had entered into a definitive agreement for a business combination with Rain Enhancement Technologies, Inc. The business combination was unsuccessful and dMY VI liquidated on April 27, 2023. Prior to its liquidation, dMY VI’s units, Class A common stock and warrants were traded on the New York Stock Exchange under the symbols “DMYS.U,” “DMYS” and “DMYS WS”, respectively.

Coliseum Acquisition Corp./Rain Enhancement Technologies, Inc.

Coliseum Acquisition Corp. (“Coliseum”) completed its initial public offering in June 2021, in which it raised aggregate proceeds of approximately $150,000,000. Mr. You acquired (directly and indirectly) 70% of the founder shares and private placement warrants of Coliseum from its previous sponsor in June 2023, and became Chairman of the Board of Directors of Coliseum. In June 2023, November 2023, September 2024 and December 2024, Coliseum held shareholder meetings to extend the date by which it was required to complete a business combination, and in connection therewith, 9,121,799 public shares, 3,001,840 public shares, 1,089,249 public shares, and 856,188 public shares were redeemed. Coliseum completed its initial business combination Rain Enhancement Technologies, Inc. (“RAIN”), a business formed to develop, improve and commercialize ionization rainfall generation technology, in December 2024. In connection with the special meeting of stockholders of Coliseum to approve the business combination with RAIN, Coliseum shareholders holding 505,207 public shares exercised their rights to redeem those shares for cash at a price of approximately $11.41 per share for an aggregate of $2.37 million. Together with the public shares submitted for redemption in connection with the extension meetings as described above, approximately 97.16% of the public shares issued in Coliseum’s initial public offering were redeemed. Following the business combination, Mr. You serves as executive chairman and a director of RAIN. RAIN’s Class A common stock and warrants are traded on Nasdaq under the ticker symbols “RAIN” and “RAINW,” respectively. On October 17, 2025, the closing sale price of RAIN and RAINW were $4.97 and $0.19, respectively, and the aggregate market capitalization of RAIN was approximately $37.7 million.

Berto Acquisition Corp.

In July 2024, Mr. You founded Berto Acquisition Corp. (“Berto”). Mr. You is the Executive Chairman of the Board of Berto. Berto completed its initial public offering in May 2025, in which it raised an aggregate of $300,150,000. Berto is searching for a target business with which to complete an initial business combination.

Past performance by our management team, including with respect to dMY I, dMY II, dMY III, dMY IV, dMY VI, and Berto is not a guarantee of success with respect to the Business Combination with Horizon. You should not rely on the historical record of the performance of our management team or businesses associated with them as indicative of our future performance of an investment in DMY or Horizon or the returns we will, or are likely to, generate going forward.

Directors and Executive Officers; Biographies

Our officers and directors are as follows:

Name	Age	Position
Harry L. You	65	Chief Executive Officer, Chief Financial Officer, Chairman
Darla Anderson	65	Director
Francesca Luthi	49	Director
Constance Weaver	72	Director

Harry L. You, has been our Chairman and a Director since March 3, 2022, as well as Chief Financial Officer since February 15, 2022, and Chief Executive Officer since February 26, 2025. Mr. You is also currently the Executive Chairman of Berto. From March 3, 2022 until his resignation on March 15, 2023, Mr. You also served as our Co-Chief Executive Officer. Previously, Mr. You was the Chairman of the Board of Coliseum from June 2023 to December 2024 and interim Chief Executive Officer and interim Chief Financial Officer of Coliseum from June 2023 to July 2023. He has served as the Executive Chairman and a director of Rain Enhancement Technologies Holdco Inc. since the company combined with Coliseum on December 31, 2024. He has also been a member of the Audit Committee of Broadcom Inc. since January 2019 as well as Chairman of the Compensation Committee and a member of the Executive Committee of the Board of Directors of Broadcom. Previously, he was Chief Financial Officer from September 2016 to August 2019 and President in May 2019 and from September 2016 to February 2019 of GTY, a software as a service company that offers cloud-based solutions for the public sector. He was Executive Vice President in the Office of the Chairman of EMC Corporation (“EMC”) from 2008 to 2016. When Mr. You joined EMC in 2008, he oversaw corporate strategy and new business development, including mergers and acquisitions, joint ventures and venture capital activity. He was Chief Executive Officer from 2005 to 2007 and Interim Chief Financial Officer from 2005 to 2006 of BearingPoint Inc. He was Executive Vice President and Chief Financial Officer of Oracle Corporation from 2004 to 2005. Prior to joining Oracle, he held several key positions in finance, including as Chief Financial Officer of Accenture Ltd. and managing director in the Investment Banking Division of Morgan Stanley. He also served as a trustee of the U.S. Olympic Committee Foundation from 2016 to 2022. Mr. You served as a director and Chairman of the Audit Committee of IonQ, Inc. from October 2021 to February 2025. Mr. You served as Vice Chairman of the board of GTY from February 2019 to July 2022 and as director of Coupang, Inc. from January 2021 to June 2023, Genius Sports from April 2021 to December 2022, Rush Street from September 2019 to June 2022, dMY II (a special purpose acquisition company) from June 2020 to April 2021, dMY IV (a special purpose acquisition company) from December 2020 to April 2023, and Korn/Ferry International from 2005 to 2016. Mr. You holds an M.A. in Economics from Yale University and a B.A. in Economics from Harvard College. The board of directors has determined that Mr. You is well-qualified to serve on our board of directors due to his extensive and varied deal experience throughout his career, including his experience structuring Dell Technologies Inc.’s $67 billion acquisition of EMC as EMC’s Executive Vice President, his network of contacts in the technology sector, and his prior special purpose acquisition company experience with GTY and seven other special purpose acquisition companies (dMY I, dMY II, dMY III, dMY IV, dMY VI, Coliseum, and Berto).

Darla K. Anderson has served on our board of directors since the completion of the DMY IPO. Ms. Anderson is an Academy Award and Golden Globe winning feature film producer. From 1993 to March 2018, Ms. Anderson was a producer at Pixar Animation Studios, where she produced films such as “Coco,” “Toy Story 3,” “Cars,” “A Bug’s Life,” “Monsters, Inc.” Following her tenure at Pixar, Ms. Anderson served as a producer at Netflix until May 2024. Ms. Anderson was elected to the Producers Council Board of the Producers Guild of America in July 2008. Prior to joining Pixar, Ms. Anderson worked with Angel Studios as the executive producer of their commercial division.

Ms. Anderson has served as a member of the board of directors of Berto since April 2025. Ms. Anderson served as a member of the board of directors of Glu (Nasdaq: GLUU) from March 2019 to April 2021, was a director of dMY VI from September 2021 to April 2023, was a director of dMY IV from March 2021 until the completion of its business combination with Planet Labs in November 2021, was a director of dMY III from November 2020 until the completion of its business combination with IonQ in October 2021, was a director of dMY II from August 2020 until the completion of its business combination with Genius Sports in April 2021, and was a director of dMY I from February 2020 until the completion of its business combination with RSI in December 2020. Ms. Anderson holds a Bachelor of Arts degree in Environmental Science from San Diego State University. Ms. Anderson’s qualifications to serve on our board of directors include her substantial leadership experience in the entertainment industry.

Francesca Luthi has served on our board of directors since the completion of the DMY IPO. Ms. Luthi served as the executive vice president and chief operating officer at Assurant, Inc. (“Assurant”) from November 2023 to September 2025 and was a member of Assurant’s management committee. In this role, she had oversight for the company’s global operations, centers of excellence for AI, customer experience and analytics, among other responsibilities. Previously, she served as chief administrative officer of Assurant from 2020 to 2023 with oversight for several key functional areas including investor relations and sustainability, communications and marketing, human resources, procurement and corporate real estate. Ms. Luthi was also the senior vice president of investor relations, marketing and communications from 2014 until 2015, and the chief communications and marketing officer from 2016 to 2020. Prior to joining Assurant in 2012, Ms. Luthi served as the senior vice president of corporate communication and investor relations at R1 RCM. Before this, Ms. Luthi held senior-level investor relations and communication roles at BearingPoint and Accenture. Ms. Luthi also helped establish the investor relations department at Omnicom Group after serving as a financial analyst in the Investment Banking Division at Morgan Stanley. Ms. Luthi was a director of dMY VI from September 2021 to April 2023, was a director of dMY IV from March 2021 until the completion of its business combination with Planet Labs in November 2021, was a director of dMY III from November 2020 until the completion of its business combination with IonQ in October 2021, was a director of dMY II from August 2020 until the completion of its business combination with Genius Sports in April 2021, and was a director of dMY I from February 2020 until the completion of its business combination with RSI in December 2020. Ms. Luthi holds a Bachelor of Science degree in Economics from Georgetown University’s School of Foreign Service. Ms. Luthi’s qualifications to serve on our board of directors include her financial and business strategy expertise.

Constance (Connie) K. Weaver has served on the Board of Directors since the completion of the DMY IPO. Ms. Weaver was Chief Marketing Officer and a member of the Operating Committee for Equitable Holdings, Inc. (NYSE: EQH) from July 2020 to July 2025, where she also served on Equitable Holdings’ ESG Committee. Prior to joining Equitable, Ms. Weaver was Senior Executive Vice President and Chief Marketing & Communications Officer at TIAA (2010 – 2017), where she led the transformation of TIAA’s marketing strategy, digital experience, and brand. Previously, she served as Senior Vice President and Chief Marketing Officer at The Hartford (2008 – 2010) and as Senior Executive Vice President and Chief Marketing Officer of AT&T (2002 – 2006). Earlier in her career, Ms. Weaver held senior marketing and investor relations leadership roles at BearingPoint (2006 – 2008), AT&T Investor Relations, (1996 – 2002), Microsoft (1995 – 1996), MCI (1990 – 1995), and McGraw-Hill (1980 – 1990), where she built and led award-winning teams recognized for excellence in brand, communications, and stakeholder engagement. Ms. Weaver has extensive board and advisory experience across both corporate and nonprofit sectors. She has served as a director of Berto since April 2025 and currently serves on the boards of Make-A-Wish America (Chair, Revenue Committee), the National Council on Aging (Treasurer; Chair, Finance and Investment Committee), the National Endowment for Financial Education, and Connecticut Public Media. Her previous board service includes Waddell & Reed, Citizens Inc. (NYSE: CIA, 2018 – 2021), Westchester Group Management Holding Company (formerly Silverado Premium Properties, 2011 – 2015), and Primark Corp. (1994 – 2000). Ms. Weaver holds a Bachelor of Science with Honors in Textile Science and Marketing from the University of Maryland. She has also completed executive programs in Financial Management at Stanford University and the Wharton School of Business, Marketing Management at Columbia University, and Global Strategic Planning at IMEDE (Switzerland).

Executive and Director Compensation

DMY’s independent directors do not hold shares of DMY Common Stock and are not members of the Sponsor. DMY’s independent directors will each receive $100,000 of cash compensation for their service as directors of DMY, payable upon the earlier of the Closing or DMY’s liquidation. None of the funds in the Trust Account will be used to compensate our directors. The Sponsor and DMY’s officers and directors will also be reimbursed for loans, advances, and out-of-pocket expenses incurred by them related to identifying, negotiating, investigating and completing the

Business Combination. Harry You has loaned $1,091,667 to DMY under the Extension Note, which amounts were used to make contributions to the Trust Account required in connection with monthly extensions of DMY’s liquidation date. An aggregate of $1,688,630 of other loans, advances, or out-of-pocket expenses are outstanding as of the date of this proxy statement/prospectus. In addition, DMY has agreed to pay the Sponsor $10,000 per month for office space, secretarial and administrative support services provided to members of the DMY management team, of which an aggregate of $280,000 of accrued administrative services fees are owed to the Sponsor as of the date of this proxy statement/prospectus. Additionally, the Sponsor and DMY’s officers and directors will be entitled to continued indemnification and the continuation of directors’ and officer’s liability insurance after the Business Combination.

Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to an initial business combination will be made from funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by DMY to our Sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.

After the completion of the Business Combination, directors or members of our management team who remain with us may be paid consulting or management fees from Holdco. We have not established any limit on the amount of such fees that may be paid by Holdco to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the Business Combination, because the Holdco Board will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the DMY Board for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on the DMY Board.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of the Business Combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with Holdco after the Business Combination. There are no such agreements or arrangements in place as of the date of this proxy statement/prospectus. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Set forth below is a summary of the amount of compensation and securities received or to be received by the Sponsor and officers and directors of DMY in connection with the Business Combination.

	Securities to be Received	Other Compensation
The Sponsor

(i) 1,163,484 Holdco Class A Ordinary Shares upon the exchange of 1,163,484 Founder Shares in the SPAC Merger, which were initially purchased by the Sponsor prior to the DMY IPO for approximately $0.02 per share and (ii) 2,884,660 Holdco Warrants upon the assumption of 2,884,660 DMY Private Warrants, which were initially purchased in a private placement that closed concurrently with the DMY IPO for $1.00 per warrant.

Reimbursement for the Overfunding Loans in an amount of $947,850, assuming cash repayment of the Overfunding Loans. Pursuant to their terms, the Overfunding Loans may be repaid in cash or converted into DMY Class A Shares at a conversion price of $10.00 per share (or a combination of both) at the Closing, at the Sponsor’s discretion.

$10,000 per month through the Closing for office space, utilities, secretarial and administrative support services provided by the Sponsor to members of the DMY management

	Securities to be Received	Other Compensation

team pursuant to the terms of the Administrative Services Agreement dated October 4, 2022. As of the date of this proxy statement/prospectus, DMY has incurred $280,000 in fees for these services.

Indemnification by Holdco and Horizon pursuant to the Sponsor Indemnification Agreement, and coverage under Holdco’s directors’ and officer’s insurance policy pursuant to the terms of the Business Combination Agreement.

Harry You	See “Sponsor” above. Mr. You may be deemed to control the Sponsor.

See “Sponsor” above. Mr. You may be deemed to control the Sponsor.

Reimbursement for loans, advances, and out-of-pocket expenses: (i) of $1,091,667 of Contributions to the Trust Account in connection with extensions of DMY’s liquidation date as of the date of this proxy statement/prospectus and (ii) $1,688,630 of other loans, advances, or out-of-pocket expenses are outstanding as of the date of this proxy statement/prospectus.

Continued indemnification and the continuation of directors’ and officers’ liability insurance after the Business Combination.

Fees for service as a post-closing director of Holdco, which may consist of cash or stock-based awards, and any other remuneration that the Holdco Board determines to pay to its non-employee directors, including indemnification and directors’ and officers’ liability insurance.

DMY Independent Directors	None.

DMY’s directors, other than Harry You, will each receive $100,000 of cash compensation for their services as directors of DMY, payable upon the earlier of the completion of the Business Combination or DMY’s liquidation. None of the funds in the Trust Account will be used to compensate DMY’s directors.

Reimbursement for loans and advances to DMY; no such amounts are outstanding as of the date of this proxy statement/prospectus.

Securities to be Received	Other Compensation

Reimbursement for out-of-pocket expenses incurred related to identifying, negotiating, investigating and completing the Business Combination; no such amounts are outstanding as of the date of this proxy statement/prospectus.

Continued indemnification and the continuation of directors’ and officer’s liability insurance after the Business Combination.

Number and Terms of Office of Officers and Directors

The DMY Board consists of four members and is divided into three classes with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first general meeting) serving a three-year term. In accordance with NYSE American corporate governance requirements, we were not required to hold an annual meeting until one year after our first fiscal year end following our listing on the NYSE American. We have not and may not hold an annual meeting of shareholders to elect new directors prior to the consummation of the Business Combination. The term of office of the first class of directors, consisting of Ms. Anderson and Ms. Luthi, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Ms. Weaver, will expire at the second annual meeting of shareholders. The term of office of the third class of directors, consisting of Mr. You, will expire at the third annual meeting of shareholders.

Our officers are appointed by the DMY Board and serve at the discretion of the DMY Board, rather than for specific terms of office. The DMY Board is authorized to appoint officers as it deems appropriate pursuant to the DMY Articles.

Director Independence

An “independent director” is defined generally as a person who, in the opinion of the DMY Board, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). The DMY Board has determined that Mses. Anderson, Luthi, and Weaver are “independent directors” as defined in NYSE American listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Committees of the DMY Board of Directors

The DMY Board has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The rules of the NYSE American and Rule 10A-3 of the Exchange Act require that the audit committee consist of two members, all of whom must be independent directors, and compensation committee be comprised of at least two members, all of whom must be independent directors. Each committee operates under a charter that was approved by the DMY Board and has the composition and responsibilities described below.

Audit Committee

We have established an audit committee of the DMY Board. Ms. Luthi and Ms. Weaver serve as members of our audit committee, and Ms. Luthi chairs the audit committee. All members of our audit committee are independent of and unaffiliated with our Sponsor and our underwriter.

Each member of the audit committee is financially literate, and the DMY Board has determined that Ms. Luthi qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, and (4) the performance of our internal audit function and independent registered public accounting firm; the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•        pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures; reviewing and discussing with the independent registered public accounting firm all relationships the auditors have with us in order to evaluate their continued independence;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent registered public accounting firm’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•        meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the DMY Board. Ms. Anderson, Ms. Luthi and Ms. Weaver, serve as members of our compensation committee. Ms. Weaver chairs the compensation committee. We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation (if any) evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and making recommendations to the DMY Board with respect to the compensation, and any incentive compensation and equity based plans that are subject to board approval of all of our other officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than the payment to our Sponsor of $10,000 per month until the completion of our initial Business Combination, for office space, utilities and secretarial and administrative support and reimbursement of expenses, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

Our compensation committee charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the NYSE American and the SEC.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee of the DMY Board. The members of our nominating and corporate governance are Ms. Weaver and Ms. Luthi. Ms. Weaver serves as chair of the nominating and corporate governance committee.

We have adopted a nominating and corporate governance committee charter that complies with the rules of the NYSE American and that details the purpose and responsibilities of the nominating and corporate governance committee, including:

•        screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the DMY Board, and recommending to the DMY Board candidates for nomination for election at the annual meeting of shareholders or to fill vacancies on the DMY Board;

•        developing and recommending to the DMY Board and overseeing implementation of our corporate governance guidelines;

•        coordinating and overseeing the annual self-evaluation of the DMY Board, its committees, individual directors and management in the governance DMY; and

•        reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

Our nominating and corporate governance committee charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and is directly responsible for approving the search firm’s fees and other retention terms.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the DMY Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial business combination, holders of our Public Shares will not have the right to recommend director candidates for nomination to the DMY Board.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, in the past year has served, as a member of the compensation committee of any entity that has one or more executive officers serving on the DMY Board.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. We have filed a copy of our form of the Code of Business Conduct and Ethics and our audit committee and compensation committee charters as exhibits to the registration statement that was filed in connection with our IPO. This document may be reviewed by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Business Conduct and Ethics and the charters of the committees will be provided without charge upon request from us.

Insider Trading Policy

We have adopted insider trading policies and procedures governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees and their respective immediate family members, which are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable Nasdaq listing standards while they are in possession of material nonpublic information (the “Insider Trading Policy”). It is also the policy of DMY to comply with all applicable securities laws when transacting in its own securities. A copy of the Insider Trading Policy is filed as an exhibit to DMY’s Annual Report on Form 10-K for the year ended December 31, 2024.

Conflicts of Interest

In general, officers and directors of a corporation incorporated under the laws of the Commonwealth of Massachusetts are liable for any breach of the director’s duty of loyalty to the corporation or its shareholders. A conflict of interest is a transaction in which the director has a material direct or indirect interest and could be a breach of the director’s duty of loyalty unless:

•        the material facts of the transaction and the director’s interest is disclosed or known to the DMY Board, and the DMY Board or a committee of the DMY Board approves the transaction;

•        the material facts of the transaction and the director’s interest are disclosed or known to the shareholders entitled to vote and they approve the transaction; or

•        the transaction is fair to the corporation.

Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our initial business combination.

Below is a table summarizing the entities to which our officers and directors currently have fiduciary duties, contractual obligations, or other material management relationships. The fiduciary duties owed by such individuals are prescribed by applicable law based on the jurisdiction of such entity’s incorporation, formation or organization.

Individual	Entity	Entity’s Business	Affiliation
Harry L. You	Broadcom Inc.	Semiconductor manufacturing company	Director; Member of the Executive Committee; Chairman of the Compensation Committee
	Rain Enhancement Technologies Holdco, Inc.	Environmental technology	Executive Chairman and Director
	Berto Acquisition Corp.	SPAC	Executive Chairman
Darla Anderson	Berto Acquisition Corp.	SPAC	Director

Individual	Entity	Entity’s Business	Affiliation
Francesca Luthi	Assurant	Insurance Company	Executive Vice President and Chief Operating Officer
Constance Weaver	Equitable Holdings, Inc.	Financial services and insurance company	Chief Marketing Officer
	Berto Acquisition Corp.	SPAC	Director

The precise duties owed by a director or officer to an entity can vary depending on the law of jurisdiction of the entity’s formation, and in some cases, may be varied by contractual arrangement with the entity and/or its equity holders. However, in general, the typical common law duties owed by a director or officer to an entity are to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director or officer (as applicable) in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director or officer (as applicable) without those skills.

In addition, the Sponsor and our executive officers and directors may sponsor or form other special purpose acquisition companies similar to ours or may pursue other business or investment ventures during the period in which we are seeking an initial business combination. Any such companies, businesses or investments may present additional conflicts of interest in pursuing an initial business combination. However, we do not believe that any such potential conflicts would materially affect our ability to complete the Business Combination with Horizon.

Potential investors should also be aware of the following other potential conflicts of interest:

•        the fact that the Sponsor holds 1,163,484 Founder Shares which were initially purchased for an aggregate of $25,000, and such shares will have a significantly higher value at the time of the Business Combination. At the Closing, the Sponsor will hold an aggregate of 1,163,484 Holdco Class A Ordinary Shares issued upon the conversion of such Founder Shares, which if unrestricted and freely tradeable, would be valued at approximately $14.8 million, based on the $12.70 closing price of the DMY Class A Shares on OTCQB on October 17, 2025. However, given that such Holdco Class A Ordinary Shares will be subject to a lock-up described elsewhere in this proxy statement/prospectus, DMY believes such shares have less value;

•        the fact that, as a result of the low purchase price paid for the Founder Shares, if the Business Combination is completed, the Sponsor is likely to be able to make a substantial profit on its investment even at a time when the Holdco Class A Ordinary Shares have lost significant value. Accordingly, the economic interests of the Sponsor diverge from the economic interests of Public Shareholders because the Sponsor will realize a gain on its investment from the completion of any business combination while Public Shareholders will realize a gain only if the post-closing trading price exceeds $10.00 per share;

•        the fact that the Sponsor holds 2,884,660 DMY Private Warrants, initially purchased for $1.00 per DMY Private Warrant, or $2,884,660 in the aggregate, in a private placement that occurred simultaneously with the closing of the DMY IPO; such warrants will automatically be assumed by Holdco at the effective time of the SPAC Merger and will become Holdco Private Warrants exercisable for 2,884,660 Holdco Class A Ordinary Shares at an initial exercise price of $11.50 per share. DMY estimates that, at the Closing, if unrestricted and freely tradeable, such Holdco Warrants would be valued at approximately $7.8 million, based on the $2.70 closing price of the DMY Public Warrants on OTCQB on October 17, 2025. However, given that such Holdco Warrants will be subject to a lock-up described elsewhere in this proxy statement/prospectus, DMY believes such warrants have less value;

•        the fact that Sponsor has waived its right to redeem any DMY Common Stock held by it in connection with the shareholder vote to approve the Business Combination;

•        the fact that, if DMY were to liquidate rather than complete an initial business combination, the Sponsor will lose its entire investment in DMY, which totals approximately $6,437,807 as of the date of this proxy statement/prospectus, comprising the $25,000 purchase price for the Founder Shares, the $2,884,660 purchase price for the DMY Private Warrants purchased by Sponsor in a private placement concurrently with the DMY IPO, the $947,850 Overfunding Loan, an aggregate of $1,091,667 of Contributions for

Extensions to the Combination Period, up to $1.5 million of which may be converted into Holdco Private Warrants or repaid in cash at the Closing, and $1,688,630 of other loans, advances, and out-of-pocket expenses. However, if DMY fails to consummate a business combination within the Combination Period and liquidates, such loans will not be converted into warrants and any loans, advances, and out-of-pocket expenses will only be repaid to the extent of any cash outside of the Trust Account. The potential loss of this investment may have incentivized Sponsor and its affiliates to pursue a business combination transaction on unfavorable terms in order to avoid a liquidation;

•        the fact that, if the Trust Account is liquidated, including in the event DMY is unable to complete an initial business combination within the Combination Period, the Sponsor has agreed that it will be liable to DMY if and to the extent any claims by a third party for services rendered or products sold to DMY, or a prospective target business with which DMY has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.15 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.15 per Public Share due to reductions in the value of the trust assets, less taxes payable and up to $100,000 of interest to pay dissolution expenses; provided that such obligation will not apply to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account (whether or not such waiver is enforceable), any claims by DMY’s independent registered public accounting firm, or any claims under the indemnity of the underwriters of the DMY IPO against certain liabilities, including liabilities under the Securities Act;

•        the fact that Harry You, DMY’s Chairman, Chief Executive Officer, and Chief Financial Officer and an affiliate of the Sponsor, is expected to be a director of Holdco after the Closing. As such, in the future, Mr. You may receive fees for his service as a director, which may consist of cash or stock-based awards, and any other remuneration that the Holdco Board determines to pay to its non-employee directors;

•        the fact that, pursuant to the Registration Rights Agreement, the Sponsor will have customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions with respect to the Holdco Ordinary Shares and Holdco Warrants held by it following the consummation of the Business Combination. DMY estimates that the Sponsor will hold an aggregate of 1,163,484 Holdco Class A Ordinary Shares, 2,884,660 Holdco Warrants, and 2,884,660 Holdco Class A Ordinary Shares underlying Holdco Warrants subject to registration rights;

•        the fact that each of DMY’s directors, other than Harry You, will receive $100,000 in cash as compensation for director services upon the earlier of the Closing or DMY’s liquidation. Although such directors are entitled to receive such compensation even if DMY does not consummate an initial business combination before the end of the Combination Period and liquidates, such persons will not have any claim against the Trust Account for such payments. Accordingly, in the event that DMY liquidates, DMY may be unable to pay such director fees;

•        the fact that Holdco and Horizon agreed to enter into the Sponsor Indemnification Agreement with Sponsor at the Closing, pursuant to which Holdco and Horizon will indemnify, exonerate and hold harmless Sponsor and the Sponsor Indemnified Persons from and against any and all Sponsor Indemnified Liabilities arising out of or relating to any pending or threatened action, cause of action, suit, litigation, investigation, proceeding, inquiry, arbitration or claim against any of them or in which any of them may be a participant or may otherwise be involved (including as a witness) that arise out of or relates to DMY’s operations or conduct of its business, the Business Combination, and/or any claim against the Sponsor and/or a Sponsor Indemnified Person alleging any expressed or implied management, control or endorsement of any activities of DMY, or any express or implied association with Holdco, Horizon, or DMY, or any of their respective affiliates. The Sponsor Indemnification Agreement will not however apply to claims arising primarily out of (a) any breach by such Sponsor Indemnified Person of any other agreement between such Sponsor Indemnified Person, on the one hand, and Horizon, Holdco or DMY or any of their respective subsidiaries, on the other hand, or (b) the willful misconduct, gross negligence or bad faith of such Sponsor Indemnified Person; and

•        the continued indemnification of former and current directors and officers of DMY and the Sponsor and the continuation of directors’ and officer’s liability insurance after the Business Combination.

Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full-time employees prior to the completion of an initial business combination. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our officers are not obligated to contribute any specific number of hours per week to our affairs.

Limitation on Liability and Indemnification of Officers and Directors

The DMY Articles provide that our officers and directors will be indemnified by us to the fullest extent authorized by Massachusetts law, as it now exists or may in the future be amended. In addition, the DMY Articles provide that our directors will not be personally liable for monetary damages to us or our shareholders for breaches of their fiduciary duty as directors, except that this does not eliminate or limit their liability for breach of their fiduciary duty of loyalty to us or our shareholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, under the MBCA, or for any transaction from which the they derive an improper personal benefit.

We have entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in the DMY Articles. The DMY Articles also permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, to the fullest extent permitted by the MBCA and applicable law. We have purchased a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors. Except with respect to any Public Shares they may have acquired in our IPO or thereafter (in the event we do not consummate an initial business combination), our officers and directors have agreed to waive (and any other persons who may become an officer or director prior to the initial Business Combination will also be required to waive) any right, title, interest or claim of any kind in or to any monies in the Trust Account, and not to seek recourse against the Trust Account for any reason whatsoever, including with respect to such indemnification.

These provisions may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Legal Proceedings

As of the date of this proxy statement/prospectus, to the knowledge of our management, there was no material litigation, arbitration or governmental proceeding pending against us or any members of our management team in their capacity as such, and we and the members of our management team have not been subject to any such proceeding.

Periodic Reporting and Audited Financial Statements

DMY has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, DMY’s annual reports contain consolidated financial statements audited and reported on by DMY’s independent registered public accounting firm.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DMY

The following discussion and analysis of DMY’s financial condition and results of operations of dMY Squared Technology Group, Inc. (for purposes of this section, “DMY”, “we,” “us” and “our”) should be read in conjunction with the unaudited condensed consolidated financial statements of DMY as of and for the three and six months ended June 30, 2025 and the audited financial statements of DMY as of and for the years ended December 31, 2024 and 2023, and the notes thereto, contained elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.

Overview

DMY is a blank check company incorporated in Massachusetts. We were formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We are an emerging growth company and, as such, we are subject to all of the risks associated with emerging growth companies.

As of June 30, 2025, we had not commenced any operations. All activity for the period from February 15, 2022 (inception) through June 30, 2025 relates to our formation and the DMY IPO, and since the closing of the DMY IPO, the search for a prospective initial business combination. We will not generate any operating revenues until after the completion of our initial business combination, at the earliest. We generate non-operating income from the proceeds derived from the DMY IPO. We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete an initial business combination will be successful.

Tax Withdrawals from Trust Account

In January 2024 and April 2024, we withdrew a total of approximately $1.9 million of funds from the Trust Account for purposes of payment of tax liabilities and tax estimates, and such funds were deposited into our operating account. Funds representing interest earned on the amounts held in the Trust Account are permitted to be withdrawn from the Trust Account for the payment of taxes under the DMY Articles and the terms of the Trust Agreement. On April 17, 2024, we paid approximately $0.89 million for 2023 taxes, leaving approximately $0.97 million remaining to be used for upcoming tax estimates. We used approximately $0.69 million of the balance of the withdrawn funds for the payment of general operating expenses. DMY management determined that the use of funds was not in accordance with the Trust Agreement, and, in March 2025, the Sponsor contributed approximately $0.73 million to us representing the amount of such operating expenses plus approximately $0.04 million in respect of interest that would have been earned on the remaining amount of approximately $0.97 million for the period from the original withdrawals to the date of the contribution. We paid an aggregate of approximately $0.75 million for tax obligations on March 21, 2025. On March 25, 2025, we re-contributed to the Trust Account approximately $0.22 million of the remaining amounts not used for payment of taxes plus approximately $0.04 million in respect of interest that would have been earned had such funds remained in the Trust Account.

Excise Tax

On August 16, 2022, the Inflation Reduction Act of 2022 (H.R. 5376) was signed into federal law. The IRA provides for, among other things, a new 1% U.S. federal excise tax on certain repurchases (including certain redemptions) of stock by publicly traded domestic (i.e. U.S.) corporations and certain domestic subsidiaries of publicly traded foreign (i.e., non-U.S.) corporations (each, a “Covered Corporation”) occurring on or after January 1, 2023 (the “Excise Tax”). The Excise Tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the Excise Tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. For purposes of calculating the Excise Tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year, subject to certain exceptions.

The U.S. Department of Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the Excise Tax. On December 27, 2022, the Treasury published Notice 2023-2, which provided interim guidance addressing the application of the Excise Tax, including with respect to some transactions in which SPACs typically engage. In the notice, the Treasury appears to have intended to exempt from the Excise Tax any distributions by a Covered Corporation in the same year it completely liquidates, which may include those that occur in connection with redemptions. On April 9, 2024, the Treasury and the Internal Revenue Service (the “IRS”) issued two sets of proposed regulations, providing guidance on the application of the Excise Tax and on the reporting and payment of the Excise Tax. The Proposed Regulations generally adopt the guidance provided in Notice 2023-2. On June 28, 2024, the Treasury and IRS finalized certain of the proposed regulations (those relating to procedures for reporting and paying the Excise Tax). The remaining regulations (largely relating to the computation of the Excise Tax) remain in proposed form, but taxpayers may rely on them until final regulations are issued.

Under the proposed regulations, redemptions of our Public Shares in January 2024 in connection with the Special Meeting as described above, are expected to be subject to the Excise Tax, which is due with the Form 720 filing by April 30, 2025. Failure to timely pay the obligation in full would subject our company to additional interest and penalties. As of the date these unaudited condensed financial statements were issued, we have not filed our 2024 excise tax return.

During the three months ended June 30, 2025, we recorded an excise tax expense related to the January 2024 redemption of Public Shares of approximately $420,000. The liability is recorded as a charge to accumulated deficit in accordance with ASC 480-10-S99-3A, “Classification and Measurement of Redeemable Securities”. As disclosed in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on April 3, 2025, the applicability of the Excise Tax to such redemptions was uncertain at year-end due to pending regulatory guidance and other factors. In 2025, based on additional guidance and analysis, management concluded that recognition of the obligation was appropriate.

Liquidity and Capital Resources: Going Concern Consideration

As of June 30, 2025, DMY had minimal cash and working capital deficit of approximately $4.3 million. Further, DMY has incurred and expected to continue to incur significant costs in pursuit of its acquisition plans.

Prior to the consummation of the DMY IPO, DMY’s liquidity needs were satisfied through the payment of $25,000 from the Sponsor to purchase Founder Shares and a loan under a promissory note in the amount of approximately $145,000. DMY fully repaid the note balance on October 4, 2022. The note was no longer available to DMY after closing of its IPO. Subsequent to the closing of the DMY IPO and the underwriters’ partial exercise of their over-allotment option, DMY’s liquidity needs have been satisfied through the net proceeds from the consummation of the DMY IPO and the Private Placement held outside of the Trust Account and advances from related parties (approximately $1.4 million in advances outstanding as of June 30, 2025).

In addition, in order to provide the Contribution and to finance transaction costs in connection with a business combination, DMY issued the Extension Note to Mr. You with a principal amount up to $1.75 million on January 2, 2024 as discussed above. As of June 30, 2025, DMY had an outstanding amount of $941,667 under the Extension Note. Subsequent to June 30, 2025, DMY borrowed an additional amount of $100,000, increasing the total amount outstanding under the Extension Note to $1,041,667. All proceeds received under the Extension Note were contributed into the Trust Account in connection with extensions of the Combination Period to October 29, 2025.

In connection with the management’s assessment of going concern considerations in accordance with FASB Accounting Standards Codification (“ASC”) 205-40, “Presentation of Financial Statements — Going Concern,” DMY’s management has determined that the liquidity condition, mandatory liquidation, should a business combination not occur, and potential subsequent dissolution raises substantial doubt about its ability to continue as a going concern through the earlier of the liquidation date or the completion of the initial business combination. There is no assurance that DMY’s plans to consummate the Business Combination with Horizon will be successful or successful within the Combination Period. The unaudited condensed financial statements included elsewhere in this proxy statement/prospectus do not include any adjustments that might result from the outcome of this uncertainty.

Results of Operations

Our entire activity from February 15, 2022 (inception) through June 30, 2025 is related to our formation and the preparation for our IPO, and since the closing of our IPO, the search for a prospective initial business combination. We will not generate any operating revenues until after the completion of our initial business combination. We generate non-operating income in the form of investment income from the Trust Account. We will continue to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses. Additionally, we recognize non-cash gains and losses within other income (expense) related to changes in recurring fair value measurement of our derivative liabilities at each reporting period.

For the six months ended June 30, 2025, we had net loss of approximately $10.9 million, which consisted of approximately $1.3 million of general and administrative expenses (of which $60,000 was for administrative expenses paid to our Sponsor) and approximately $100,000 of tax expenses, and approximately $10.1 million of loss from change in fair value of the derivative warrant liabilities, partially offset by approximately $533,000 of interest income from operating account and cash and investments held in the Trust Account.

For the six months ended June 30, 2024, we had net loss of approximately $490,000, which consisted of approximately $608,000 of general and administrative expenses (of which $60,000 was for administrative expenses paid to our Sponsor) and approximately $937,000 of tax expenses, partially offset by approximately $670,000 of interest income from operating account and investments held in the Trust Account.

For the year ended December 31, 2024, we had net loss of approximately $819,000, which consisted of approximately $1.1 million of general and administrative expenses (of which $120,000 was for administrative expenses paid to our Sponsor) and approximately $482,000 of tax expenses, and approximately $544,000 of loss from change in fair value of the derivative warrant liabilities, partially offset by approximately $1.3 million of interest income from operating account and investments held in the Trust Account.

For the year ended December 31, 2023, we had net income of approximately $2.3 million, which consisted of approximately $1.6 million of the change in fair value of the derivative warrant liabilities and approximately $3.1 million of interest income from operating account and investments held in Trust Account, partially offset by approximately $1.5 million of general and administrative expenses (of which $120,000 was for administrative expenses paid to our Sponsor) and approximately $947,000 of tax expenses.

Contractual Obligations

Administrative Services Agreement

On October 4, 2022, we entered into an agreement pursuant to which we agreed to pay our Sponsor $10,000 per month for office space, administrative and support services. Upon completion of a business combination or our liquidation, we will cease paying these monthly fees. We recorded $30,000 and $60,000 in connection with such fees during each of the three and six months ended June 30, 2025 and 2024 in the accompanying unaudited condensed statements of operations. We recorded an outstanding balance of $250,000 and $190,000 as of June 30, 2025 and December 31, 2024, respectively in connection with such fees in accrued expenses in the accompanying balance sheets.

Our Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, executive officers or directors, or our or their affiliates.

Registration Rights

The holders of Founder Shares, DMY Private Warrants and warrants that may be issued upon conversion of working capital loans and the Contributions (and any shares of common stock issuable upon the exercise of the DMY Private Warrants or warrants issued upon conversion of the Working Capital Loans and the Contributions and upon conversion of the Founder Shares and the Overfunding Loans), will be entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon the consummation of the DMY IPO. These holders will be entitled to certain demand and “piggyback” registration rights. We will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

Needham, as underwriter of the DMY IPO, received an Upfront Discount of $0.14 per DMY Unit, or $884,660 in the aggregate, paid upon the closing of the DMY IPO, including the underwriters’ partial exercise of their over-allotment option. In addition, Needham is entitled to a Deferred Discount $0.35 per DMY Unit, or $2,211,650 in the aggregate. The Deferred Discount will become payable to Needham from the amounts held in the Trust Account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement.

Overfunding Loans

Simultaneously with the closing of the DMY IPO, the Sponsor extended the Overfunding Loan to DMY in an aggregate amount of $900,000. On October 11, 2022, simultaneously with the sale of additional DMY Units in the underwriters’ partial exercise of their over-allotment option, the Sponsor extended an additional Overfunding Loan to DMY in an amount of $47,850, for an aggregate outstanding principal amount of $947,850 to be deposited in the Trust Account. Upon the closing of the initial Business Combination, the Overfunding Loans will be repaid or converted into DMY Class A Shares at a conversion price of $10.00 per share (or a combination of both), at the Sponsor’s discretion. If DMY does not complete an initial Business Combination, it will not repay the Overfunding Loans from amounts held in the Trust Account, and its proceeds will be distributed to the Public Shareholders; however, DMY may repay the Overfunding Loans if there are funds available outside the Trust Account to do so.

Extension Promissory Note

In connection with the Contribution and advances our Sponsor may make in the future to DMY for working capital expenses, on January 2, 2024, we issued the Extension Note to Harry You, an affiliate of our Sponsor, with a principal amount up to $1.75 million. The Extension Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of our initial business combination, or (b) the date of our liquidation. If we do not consummate an initial business combination by the end of the Combination Period, the Extension Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. Upon the consummation of our initial business combination, up to $1,500,000 of the outstanding principal of the Extension Note may be converted into warrants, at a price of $1.00 per warrant, at the option of the Sponsor. Such warrants will have terms identical to the DMY Private Warrants.

As of June 30, 2025, we had an outstanding amount of $941,667 under the Extension Note. Subsequent to June 30, 2025, we borrowed an additional amount of $100,000, increasing the total amount outstanding under the Extension Note to $1,041,667. All proceeds received under the Extension Note were contributed into the Trust Account in connection with extensions of the Combination Period to October 29, 2025.

The option to convert the Extension Note into warrants qualifies as an embedded derivative under ASC 815 and is required to be recognized at fair value with subsequent changes in fair value recognized in our statements of operations each reporting period until the Extension Note is repaid or converted. As of the funding date and June 30, 2025, the fair value of the embedded conversion option was de minimis.

Critical Accounting Estimates

The preparation of the financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements, and the reported amounts of income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Warrant Liabilities

The DMY Public Warrants and the DMY Private Warrants were recognized as derivative liabilities in accordance with ASC 815. Accordingly, we recognized the warrant instruments as liabilities at fair value and will adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value will be recognized in the statements of operations. The fair value of the DMY Public Warrants and DMY Private Warrants were initially measured at fair value using the Black-Scholes model and the Monte Carlo simulation model, respectively. Beginning in December 2022, the fair value of DMY

Public Warrants has been measured based on the listed market price of such DMY Public Warrants. The estimated fair value of the DMY Private Warrants was subsequently determined using the Monte Carlo simulation method with Level 3 inputs. The determination of the fair value of the derivative warrant liabilities may be subject to change as more current information becomes available and accordingly the actual results could differ significantly.

Off-Balance Sheet Arrangements and Contractual Obligations

As of June 30, 2025, we did not have any off-balance sheet arrangements as defined in Item 303(b)(1) of Regulation S-K and did not have any commitments or contractual obligations.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” under the JOBS Act and are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We elected to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

As an “emerging growth company”, we are not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our IPO or until we are no longer an “emerging growth company,” whichever is earlier.

INFORMATION ABOUT HORIZON

Unless the context requires otherwise, references in this section to “Horizon,” “we,” “our” or “us” refer to Horizon Quantum Computing Pte. Ltd., a Singapore private company limited by shares, and its consolidated subsidiaries.

Overview

Horizon is building software infrastructure to make quantum computers accessible to commercial enterprises and hardware providers. By bridging the gap between today’s hardware and tomorrow’s applications, Horizon seeks to equip developers, researchers, and enterprises with the quantum software infrastructure needed to solve real-world problems.

To do this, Horizon is following an ambitious plan to create development tools that can automatically accelerate code written for conventional computers on quantum computers. With this differentiated approach, Horizon is developing methods to generate quantum-accelerated solutions — exploiting quantum effects such as superposition and entanglement — from legacy code and conventional software.

Today, Horizon’s Triple Alpha software is an integrated development environment that gives users access to Horizon’s development, deployment, and execution infrastructure. It enables developers to create sophisticated, portable, hardware-agnostic quantum programs. Users can code at multiple abstraction levels, compile and optimize programs across many real quantum computers and simulators, and deploy applications as Application Programming Interfaces (“APIs”). Horizon has key collaborative relationships with leading hardware providers including Alice & Bob, Oxford Quantum Circuits Ltd., QuEra Computing Inc., and Rigetti Computing, Inc. (“Rigetti”).

Triple Alpha is currently in early access with select vendors. Horizon has received inbound interest in early access requests from more than 35 major corporations, 75 universities, 10 quantum software companies, and 10 national labs, government agencies and research organizations.

Horizon is still in the early stages of scaling its business. Since its inception, Horizon has incurred operating losses. Its ability to generate revenue sufficient to achieve profitability will depend heavily on the further development and commercialization of quantum computers and their software infrastructure.

The Quantum Software Opportunity

Since its emergence in the 1950s, conventional computing has dramatically altered the way humans live, work, and do business. As powerful as conventional computers have become, there are still many calculations they can’t perform.

Unlike conventional computers, which process information as 0s or 1s, quantum computers store and process information as quantum states. Quantum computers use qubits — which can exist simultaneously in a superposition of both 0 and 1. Qubits in superposition can explore different branches of a computation, and quantum computers can use quantum interference to extract information from that superposition to accelerate certain calculations.

Because of these capabilities, quantum computers have the potential to tackle problems that have long been intractable for conventional computers, such as simulating complex physical systems (from molecular dynamics to fluid flow), accelerating training and inference in machine learning, and solving hard optimization problems across many industries.

For decades, conventional computers improved because integrated circuits followed Moore’s Law: the number of transistors on a chip doubled about every two years, resulting in exponential growth. However, in recent years, this progress has begun to hit physical limits, with the rate of improvement in important performance metrics, such as clock speed and single thread performance, slowing or stopping entirely.

Meanwhile, the power of quantum computers is predicted to grow double exponentially with time — a phenomenon known as Neven’s Law. The number of qubits in quantum computers is doubling regularly, more frequently than transistors doubled in classical computing, but for each incremental qubit, quantum processors become up to twice as hard to simulate. As qubits scale and become more reliable, classical simulation moves out of reach.

After years of anticipation, recent advances at the quantum hardware level suggest that quantum advantage — the point at which quantum computing’s capabilities begin to surpass those of conventional computing — is drawing near. In late 2024, multi-round quantum error correction was convincingly demonstrated for the first time, paving the way for reliable quantum computers. The resources needed to produce error-free logical qubits have fallen by orders of magnitude in recent years, and multiple demonstrations have shown that classical computers can no longer easily simulate quantum ones. The Global Risk Institute’s 2024 report on the state of quantum found that most experts surveyed expect useful commercial applications for quantum computers to emerge in the next three to five years.

But hardware is only half the battle. Every computer needs software to be effective, and classical code doesn’t run on quantum machines.

While the ability to exploit quantum effects gives quantum computers their power, it also makes constructing quantum algorithms especially difficult. To achieve an advantage over classical computation, quantum algorithms must harness interference between different branches in a quantum superposition. Less than a few hundred specialists worldwide have demonstrated the ability to create new quantum algorithms. Without a deep knowledge of quantum mechanics, most developers and domain experts are forced to shoehorn their problems into a limited set of known algorithms rather than create new ones specific to their use case.

Horizon believes that the industry’s recent breakthroughs have fundamentally changed the commercial trajectory for quantum computers. However, a looming question remains: if every company had access to fault-tolerant quantum computers tomorrow, who would program them?

Horizon believes that programming quantum computers should be as accessible and straightforward as programming conventional ones. The company is pursuing the goal of making quantum computing accessible to every software developer — regardless of quantum expertise — to enable the widespread, commercial adoption of quantum computing. In pursuit of this goal, Horizon has developed techniques for automatically constructing quantum accelerated applications based on code written for conventional computers and has developed software infrastructure to close the gap between classical and quantum software development.

Triple Alpha, Horizon’s integrated development environment, aims to set the gold standard for developing and deploying applications on quantum computers. Triple Alpha contains proprietary languages and a compiler, which allow developers to create sophisticated applications that make use of advanced features such as full control flow and dynamic memory allocation in quantum programs, while leveraging Horizon’s deployment and execution infrastructure to run these programs on today’s quantum computers. See “— Horizon’s Technology.”

Horizon believes that the recent pace of hardware advancement suggests that software development will become the limiting factor for real-world applications of quantum advantage. As quantum computing reaches an inflection point, Horizon believes its product development and go-to-market roadmap can deliver the software infrastructure needed to realize practical quantum advantage. While many current quantum software development tools are locked to specific hardware or limited to expressing only static circuits, Horizon expects that its hardware-agnostic approach will allow users to transfer skills and applications across machines, regardless of the vendor or underlying modality, while still taking advantage of advanced capabilities such as dynamic circuits and pulse-level control.

Corporate History

Horizon was founded in 2018 in Singapore to close the gap between quantum hardware and application. In November 2018, Horizon successfully secured seed funding. In March 2019, Horizon hired its first three employees and began operations. In early 2020, Horizon was one of the first external companies to be granted access to Rigetti’s pulse-level programming interface Quil-T, which Horizon used to demonstrate proprietary techniques for rapidly characterizing quantum processors and reducing errors.

In 2021, Horizon demonstrated key parts of its compile chain including automatic recognition of opportunities for quantum acceleration in a subset of the MATLAB programming language. In 2022, Horizon became the first start-up to host a node on Singapore’s National Quantum-Safe Network. This node enabled a collaboration with the AWS Center for Quantum Networking, Fortinet Inc., and the Centre for Quantum Technologies at the National University of Singapore to demonstrate a point-to-point, quantum-secured communications link over approximately 16 kilometers. That year, the company also introduced new techniques for enabling general control flow execution on quantum computers that lack native support for feed-forward.

In 2023, Horizon opened a second office in Dublin, Ireland. Late that year, the company launched early access to Triple Alpha, its integrated development environment, and implemented a first demonstration of interactive quantum computing enabled by the system.

In 2024, Horizon unveiled new capabilities in Triple Alpha, including support for dynamic quantum memory allocation, measurement-based quantum computing, and pulse-level control, along with a powerful new approach to program optimization that works for arbitrary instruction sets. It also initiated development of a hardware testbed at the Singapore headquarters. Designed to host and tightly integrate quantum computers with the Triple Alpha platform, the testbed takes a modular multi-vendor approach, allowing Horizon to deeply integrate its software infrastructure with different hardware configurations and to upgrade the systems over time.

Horizon is a founding partner of both the Southeast Asia Quantum Industry Association and the Quantum Business Network in APAC, and of the Trinity Quantum Alliance in Ireland. The company has also joined industry bodies like the Quantum Industrial Standard Association of Korea and the European Quantum Industry Consortium.

Technology Approach

The Applications Bottleneck: Three Factors Limiting Quantum Software Development

Three interrelated challenges are limiting quantum software development.

•        Algorithm design — The difficulty of writing quantum algorithms is a major barrier. Less than a few hundred specialists worldwide have the quantum expertise to create them. Translating real-world problems into quantum code requires an even rarer combination of skills: deep understanding of the intricacies of both quantum algorithms and the relevant application domain, such as chemistry or finance, which is possessed by only a handful of professionals worldwide.

•        Hardware abstraction — The hardware landscape is diverse and highly fragmented. Each competing platform has its own strengths, limitations, and instruction sets, making it extremely difficult to write programs that run efficiently on multiple devices without substantial rewriting.

•        Programming abstraction — Most available quantum software development tools require a low-level, gate-by-gate programming approach. The absence of high-level abstractions limits developers’ ability to focus on the computational problem itself, forcing them instead to grapple with the mechanics of circuit construction and quantum gates. This complexity also prevents many classical programmers from engaging with the technology as it emerges.

Together, these factors form an applications bottleneck — one that’s poised to slow the commercial adoption of quantum computing by constraining the development of practical, scalable software.

Horizon’s Approach to Algorithm Design

Today, practitioners generally take two broad approaches to constructing quantum algorithms.

The first approach focuses on identifying structures within a problem that a quantum computer can exploit using quantum interference, thereby producing a solution. This method requires carefully analyzing the problem, uncovering these structures and looking for opportunities to exploit known techniques, such as the quantum Fourier transform, to extract enough useful information to reveal a solution with limited classical computation. This approach requires deep expertise but often produces algorithms that are relatively straightforward to analyze, usually making it clear whether these algorithms offer an advantage over their classical counterparts. Well-known examples include Shor’s algorithm for factoring and Grover’s algorithm for unstructured search.

The second approach treats a quantum circuit as a flexible template with adjustable parameters. It uses repeated evaluations of the circuit and classical optimization to find parameter values that achieve the desired outcome. In essence, this amounts to guessing a family of circuits that might contain a circuit capable of solving the problem, then using classical optimization techniques, such as stochastic gradient descent, to tune its parameters to find a solution. Prominent examples of algorithms of this kind include the variational quantum eigensolver (VQE), the quantum approximate optimization algorithm (QAOA), and various variational quantum machine learning approaches. This approach is appealing because it is relatively straightforward to implement on cloud-based quantum computers, and it produces usable results for small problems across many tasks. However, variational algorithms are difficult to analyze, and they provide few guarantees about efficiency or scalability — factors which are key to realizing quantum advantage. They also tend to consume far more compute time than more structured, single-shot algorithms, though they are typically more robust to noise.

Horizon takes a different approach to constructing quantum algorithms. The company views algorithm construction as a compilation problem, so rather than attempting to construct algorithms manually for specific problems, it has developed techniques to enable the automatic construction of quantum algorithms from code written for conventional computers. These techniques include decomposing loops and control-flow into simple primitives that can be recognized and replaced with more efficient quantum subroutines and replacing basic algorithms and data structures with more efficient quantum implementations.

With this approach, Horizon aims to make quantum acceleration broadly applicable wherever a classical program exists or can be written, eliminating the need for a hand-crafted quantum algorithm for each new problem. Because some classical programs simply cannot be improved using quantum techniques, this approach is not guaranteed to speed up every program. However, the same is true for quantum algorithm design in general.

Horizon’s Approach to Hardware Abstraction

The evolution of programming tools developed by hardware vendors have tended to follow a common pattern. Their languages and frameworks have exposed only basic features initially, which are then expanded over time as a manufacturer adds new device capabilities. While this approach lets developers access new features as they become available, the resulting software infrastructure often evolves unevenly. As a result, developers face a moving target when writing software intended to run on future machines, which means that they can generally only begin development work for a future system once its hardware becomes available. This pattern slows down the progress of quantum computing by forcing hardware and software to develop sequentially rather than allowing for parallel development.

Most existing quantum programming frameworks are not built with hardware portability — the ability to run the same quantum program on different types of machines — in mind. Quantum programming approaches that do prioritize portability typically restrict programmers to static, gate-level quantum circuits as a means of maximizing compatibility and reach across platforms. Because static circuit evaluation is a minimum capability requirement supported by most hardware providers, this approach makes it possible to run programs on a relatively wide range of systems. However, the trade-off is limited access to hardware-specific features that differ across systems. Different systems introduce new capabilities — such as control flow and pulse-level control — at different times and in no set order. Because of the diversity of quantum hardware becoming available, fully capturing all these features while maintaining code portability has not yet been possible. As a result, portable programming approaches frequently omit features such as dynamic control, concurrent classical processing, fine-grained timing, and low-level pulse interaction, even though some devices already support them.

Horizon takes a different approach to portability and hardware abstraction. Its programming languages target an idealized abstract machine that pairs a quantum processing unit (QPU) with a classical control computer capable of issuing instructions, receiving results, keeping time, and communicating with external systems. Horizon’s languages (Helium and Hydrogen) target this model. Its execution infrastructure then maps these programs onto current hardware by orchestrating multiple runs and using post-selection, segmentation, and host-side control to emulate more advanced behavior, including general control flow, classical processing, and networking. This software bridge adds some overhead in terms of the number of shots and latency, but it allows developers to express programs and protocols beyond what today’s hardware directly supports while obtaining results on today’s systems. This approach allows developers to program quantum computers in a flexible, portable, and future-proof way. In effect, it lets them focus on programming an ideal quantum computer rather than requiring that they spend their attention managing the details and limitations of individual devices.

Horizon’s Approach to Programming Abstraction

The current state of quantum programming is similar to the early days of classical computing. Most tools still require developers to build quantum circuits gate by gate, sometimes making use of libraries or Python generators. Complete, end-to-end workflows — from describing a problem at a high level to running it on hardware — mostly exist only within specific vendor ecosystems and are often not portable. As a result, developers spend much of their time dealing with the mechanics of circuit construction instead of focusing on the intent of the program.

This situation is compounded by inconsistent support for capabilities expected in future systems, such as general control flow, evaluation of classical functions over measurement results, and dynamic memory management. Some platforms already offer a subset of these features, like dynamic circuits/conditionals or selective pulse/timing access, but the level of support varies between providers.

By adding in abstraction layer by layer, Horizon’s software infrastructure is designed to make quantum programming more accessible. At its base is Hydrogen, a portable, assembly-like language that supports general control flow and concurrent classical computation. It captures core operations expected of an idealized, future quantum computer. Above Hydrogen sits Helium, a BASIC-like language that retains these capabilities while adding higher-level features, including dynamic memory allocation and automatic generation of quantum circuits from C/C++. Beryllium, currently in development, will sit above Helium. It introduces object-oriented quantum programming — native quantum classes, functions, and libraries — so that developers can define reusable quantum data types analogous to those in modern classical languages. Beryllium prioritizes reusability and modularity, making it easier for new programs to draw from a growing library of components. In mature software ecosystems, code modularity produces a well-documented network effect: developers create libraries, which in turn lower the effort required to develop new applications, thereby attracting more developers.

Horizon’s layered approach to quantum programming seeks to enable developers to work at their preferred level of abstraction: those working on algorithm design can start at a higher level compared to those focused on device characterization. Across these layers, each language supports user-defined instruction sets with both gate- and pulse-level control. This design lets teams leverage higher-level abstractions while still expressing low-level behavior — whether reasoning about abstract quantum information processing or engaging directly with the physics of specific processors.

Horizon is developing these layers incrementally to seek to provide a stable platform for future integration with its quantum algorithm synthesis techniques, with the ultimate goal of enabling developers to write complete quantum programs using familiar classical languages.

Cloud-first Approach

Because quantum computers are incredibly sensitive, complex machines requiring highly specialized environments, they are expensive to build, difficult to maintain, and demand a significant amount of expertise to operate. As a result, most quantum computers are not sold for on-premises use; instead, they are housed in secure, controlled facilities and accessed remotely by developers and researchers through the cloud. This model effectively allows anyone with an internet connection to run quantum algorithms, without the prohibitive cost and complexity of owning the hardware themselves.

Horizon seeks to enable developers to write, compile, and deploy quantum programs to a variety of remote quantum processors and simulators without needing to own or manage the underlying hardware. The company has taken a cloud-first approach, where the end point of software development is a deployed web API that manages the execution of the quantum program. This approach is intended to allow developers to seamlessly integrate their quantum programs with a wide range of classical software technologies, with those programs being hosted and served through Horizon’s infrastructure.

Horizon will soon add its own hardware testbed to its resources. Offering both tools and hardware as a service simplifies the user experience, enables seamless deployment, and ensures that Horizon’s platform remains hardware-agnostic and scalable, empowering a broad base of developers to engage with quantum computing.

Horizon’s Technology

Horizon is designing tools that aim to set a new standard for quantum software development. The company’s core approach has been to develop the software infrastructure for the development, deployment, and execution of quantum programs, with significant technological breakthroughs achieved in the development and execution layers.

Development Infrastructure

Triple Alpha, Horizon’s integrated development environment, simplifies the process of creating quantum programs by enabling developers to code at various levels of abstraction, using Horizon’s proprietary languages. Most traditional quantum programming frameworks constrain programmers to working with static circuits, which makes algorithm design difficult, limiting what developers can express. Triple Alpha removes this constraint with its Turing-complete languages.

Helium is a BASIC-like language that simplifies the development of complex quantum programs by allowing classical and quantum operations to be expressed together in a single language. It introduces familiar control structures — loops, conditionals, subroutines — and supports concurrent classical/quantum flows. Because Helium is a Turing-complete language, developers can express algorithms of arbitrary complexity — including ones whose runtime can’t be determined in advance — unlocking a far broader class of quantum applications than traditional quantum programming framework.

Triple Alpha’s optimizing compiler then translates Helium down into Hydrogen, an assembly-level, architecture-agnostic language that can be further compiled to target specific quantum hardware. A portable, lower-level language, Hydrogen uses a structure of code blocks and conditional jumps to represent control flow constructs from Helium, such as “if” statements and “for” and “while” loops. Triple Alpha users can also work directly in Hydrogen, providing quantum computing experts with finer-grain control over the program structure.

Triple Alpha allows users to convert existing C and C++ functions directly into partial quantum circuits, making them available as callable subroutines within Helium. This eliminates the need to hand-design intricate circuits for the classical portions of quantum algorithms. The conversion of these functions into efficient quantum circuits means users can focus on error correction and quantum algorithm design without worrying about the minutiae of implementing functionality as reversible circuits or other gate-level concerns.

Once the program is in a low-level form, Triple Alpha’s program optimization engine applies peephole optimizations and other methods to simplify logic and remove redundant operations, refining circuits and performing gate sequences. It balances performance trade-offs to generate the most efficient implementation and optimizes the program for the target processor’s topology and instruction set. It outputs code in formats readable by different systems, such as QUA, OpenPulse, or QASM.

Contemporary quantum processors differ widely in instruction sets, so the program optimization engine converts code written in terms of a user-defined instruction set into the native instruction set of the target processor, in a noise-aware manner that respects the processor’s coupling constraints. Triple Alpha also quantifies the resources — such as gate count and qubit usage — required to run programs.

Horizon has developed methods to emulate the control flow and other advanced features expressible in Hydrogen on today’s quantum processors using a hybrid classical/quantum approach. As a result, developers can execute programs on almost any quantum hardware, even if the device itself lacks native support for dynamic control. The result is optimized quantum applications that can run across hardware platforms without rewriting, ensuring longevity of code as the hardware landscape evolves.

Triple Alpha gives users access to pulse-level control, enabling developers to directly manipulate the pulses sent to the quantum processor from control systems. Users who want to target specific processors with fine-grain control over their quantum program can also code at the hardware level. At this level, users can write code in Hydrogen or in system-specific languages and frameworks, such as QASM or Quil. This non portable code is customized for constraints (number of qubits, connectivity graph, etc.) specific to the target processor, and users can still take advantage of Horizon’s deployment infrastructure.

Horizon plans to develop additional languages with increasing levels of abstraction, which will make quantum programming much more accessible to developers with experience programming in classical languages. By the end of 2026, the company plans to introduce Beryllium, an object-oriented programming language for quantum program development. It is expected to allow programmers to define what quantum algorithms should do without needing to worry about repeated low-level details. By focusing on high-level operations, users are anticipated to be able to develop and implement quantum algorithms more efficiently, making use of reusable components and data structures.

These planned advancements in programming languages are expected to be complemented by deeper automation efforts in algorithm design. Horizon is pioneering a process called quantum algorithm synthesis, which aims to automatically accelerate code written in classical languages. This process works by automatically refactoring classical programs into a fixed set of algorithmic building blocks that can be recognized and replaced by more efficient implementations that exploit quantum processing. The company has previously demonstrated this approach on programs written in a common subset of Matlab/Octave and holds patents on the technology (see “— Intellectual Property”).

Building on the lessons learned from constructing Triple Alpha, Horizon plans to incorporate methods for algorithm synthesis into its compiler. The company’s ultimate objective in that regard is to develop a complete classical-to-quantum toolchain for major programming languages, with algorithm synthesis expected to emerge through the development of a new compiler layer. This layer would automatically generate quantum algorithms from conventional source code, preserving the exact function of the original program without requiring users to write any quantum-specific code.

This additional compiler layer would be designed to allow developers to program quantum computers in familiar classical languages — removing one of the greatest barriers to practical quantum computing.

Deployment Infrastructure

Horizon’s deployment infrastructure seeks to provide the bridge between quantum programs and front-end technologies. It follows design principles common in modern cloud infrastructure, providing a familiar framework for users. Once a quantum program has been compiled with Triple Alpha, it can be packaged and deployed as a web API. Through these deployed endpoints, users can send encoded inputs, interact with running programs, and retrieve outputs as the program is executed.

With Horizon’s deployment infrastructure, developers can integrate quantum functionality directly into other applications, whether through Python scripts, web interfaces, or even Excel macros, allowing developers to call and interact with quantum programs from familiar environments. Each deployed API includes authentication to ensure only authorized users can access or execute a program. The infrastructure also supports session management for deployed programs, maintaining isolated execution environments for multiple users or concurrent runs. This guarantees that one user’s interaction with a program does not interfere with another’s — a necessity for working in multi-user or collaborative settings.

Beyond deployment and access control, developers can manage program deployments and monitor usage within Triple Alpha. The API for a deployed quantum program allows users to control and oversee their runs, and it also allows classical applications to perform these same actions programmatically — starting, stopping, or canceling runs and monitoring real-time job status to track whether a task is queued, active, or has failed. Together, these features make Horizon’s deployment infrastructure a powerful and convenient tool for delivering quantum processing to end-user facing applications.

Horizon plans to extend its deployment infrastructure to provide developers with more granular control over program and resource management. These plans include refined access and budget controls, usage monitoring at the level of individual users and programs, and improved scheduling mechanisms for allocating access to constrained resources such as specific quantum computers. These enhancements will further strengthen Horizon’s ability to deliver secure, efficient, and scalable quantum workloads for organizations deploying quantum applications.

Execution Infrastructure

Horizon’s execution infrastructure can run programs containing loops and recursive functions, runtime user inputs, mid-circuit measurements, and even calls to classical code or networked processes, capabilities that remove many of the rigid constraints of traditional circuit-based programming approaches. Many of these advanced features are unavailable through other tools on contemporary hardware systems.

Conventional programs rely on constructs like “while” loops and recursive functions, running until a solution is found — or indefinitely, if one isn’t. They aren’t a simple list of sequential instructions, and their runtime can’t always be predetermined. However, most of today’s quantum hardware can only execute fixed-length quantum circuits — programs whose structures must be known in advance, with zero or limited native support for dynamic runtime control, such as loops, recursion, or concurrent classical computation.

Horizon’s execution infrastructure seeks to overcome this limitation with full control flow support, making it possible to execute complex programs on quantum devices that lack native support for general control flow. It extends the capabilities of quantum processors, enabling them to perform beyond their built-in limitations that prohibit runtime decisions.

Control flow in Hydrogen is expressed through blocks — like the nodes of a flow chart — each containing a list of instructions and ending in a halt, advance, or branch instruction. When the program reaches a branch point, it needs new information — a measurement result, a classical computation, or a user input — before deciding what to do next. Horizon’s execution infrastructure provides this missing information through full mid-circuit measurement support, mid-computational classical function support, and full mid-computation I/O support, enabling interactive quantum computation.

With mid-circuit measurement, the system can measure qubits while a computation is still running and immediately use those results to influence subsequent operations — a critical feature for quantum error correction and feedback-based protocols. Building on this capability, Horizon’s execution infrastructure provides full mid-computation classical function support, allowing measurement outcomes to be processed classically during runtime. Once measurements are obtained, they can be injected into classical functions and computed on a classical processor. Then, the execution infrastructure obtains the results, and the quantum program continues. The ability to trigger classical functions from quantum measurements within the same execution is a key differentiating capability to Horizon’s execution infrastructure.

Mid-computation I/O extends this interactivity to the network layer, allowing a program to communicate with external systems or users — sending intermediate results, requesting input, and pausing until a response is received — all while the program remains running. This design extends beyond traditional batch-style quantum execution, creating an interactive feedback loop that influences ongoing computation and enables interactive and adaptive quantum applications.

As part of execution management, Horizon’s infrastructure sources the information a program requires at each branch point — whether that data comes from a qubit measurement, a classical computation, or an external input. Once the needed information is obtained, execution continues following the appropriate branch. In the case of a measurement, the execution infrastructure performs the operation on hardware, records the outcome, and resumes the program using that result. When subsequent branches depend on earlier measurements, the system reruns the program with consistency checks to ensure earlier measurement outcomes match. When results diverge, the program restarts; when they agree, execution proceeds. This proprietary system makes it possible to implement complex control flow even on hardware that lacks native support for fast runtime decisions.

The execution infrastructure’s ability to perform classical computation during quantum execution enables dynamic memory management, giving quantum programs written in Helium the equivalent of the classical malloc() and free() functions. Unlike conventional circuits — where qubits can be pre-labeled and allocated before execution — programs with control flow require allocation on the fly. Triple Alpha users can signal when a qubit is no longer needed, allowing the system to release and repurpose it. At runtime, Horizon’s infrastructure manages this process automatically, determining which physical qubits should store information and tracking which qubits are free and which are in use. When a qubit is no longer needed, the system can release and repurpose it automatically. This on-the-fly allocation enables efficient use of limited hardware resources. By recycling qubits dynamically, programs can execute larger or more complex workloads without requiring additional physical qubits. While such memory management is standard in classical computing, it remains rare in quantum systems.

Horizon’s execution infrastructure also introduces control system abstraction, allowing developers to work in Hydrogen without needing to code for a specific set of control systems. The same Hydrogen program can target different quantum machines, automatically generating the appropriate set of control system instructions. Horizon’s infrastructure also connects to a range of hardware backends (processors and simulators) and manages the execution on each of these systems.

Horizon has plans to integrate its execution infrastructure more closely with control systems and quantum hardware to facilitate the real-time execution of increasingly large amounts Hydrogen’s feature set. The company expects this deeper integration to play an essential role in enabling usage of quantum error correction, fault tolerance, and other technologies that are likely critical to realizing practical quantum advantage. Horizon’s testbed provides the ideal setting for developing and testing these integrations. The first testbed system is designed to support switching between control systems, enabling collaboration with multiple control system manufacturers and providing Horizon with the flexibility needed to develop the most capable tools for quantum software development.

Horizon believes its technical progress with its development, deployment, and execution infrastructures marks the first steps toward a true quantum operating system (“OS”). A quantum OS is a specialized runtime environment that manages the unique resources of quantum hardware, such as qubits, much like a classical OS manages CPU cores and memory while also providing a bridge to software. Horizon’s execution infrastructure — with its compelling capabilities in I/O, measurement, dynamic memory management, and optimization — is designed to lay the foundation for the first true quantum OS.

Taken together, Horizon believes these advances will establish Horizon’s software infrastructure as the most capable and versatile platform for quantum application development, deployment, and execution, empowering developers with the tools needed to harness the power of quantum computing for solving challenging, real-world problems.

Hardware Testbed

Horizon expects to become one of the first software companies to operate its own quantum computers. The company has established an on-site testbed, with capacity for multiple quantum computers and is in the process of standing up the first system.

Horizon views tight integration between hardware and software as the shortest path to truly useful quantum computing. We believe having full control over both hardware and software infrastructure will provide a critical advantage in terms of software development, allowing Horizon to integrate its software directly with control systems and avoid latency issues that prevent fast feed-forward operations in remote settings. This would provide a path for real-time implementation of the full Hydrogen feature set, avoiding the overhead of the current hybrid runtime. The testbed will be connected to Triple Alpha, enabling users to deploy their quantum programs directly to its backends.

Horizon expects to integrate the testbed with conventional computing infrastructure, an ideal setting for testing and executing hybrid workloads that include both classical and quantum elements. This hands-on approach ensures Horizon’s software remains hardware-agnostic while being deeply optimized for the physical realities of quantum processors, demonstrating the company’s commitment to advancing quantum technology not just in theory but in practice.

The testbed has a modular, multi-vendor design. Rather than relying on a single supplier, Horizon has assembled a testbed made up of best-in-class components. The first testbed system is based on a processor supplied by Rigetti and control systems from Quantum Machines Inc.

To date, Horizon has invested a total of S$2.59 million (US$1.99 million) to acquire the components and build our on-site testbed and anticipates the need for an additional S$0.76 million (US$0.59 million). The additional anticipated investment will bring our total investment into our testbed to S$3.35 million (US$2.58 million).

Business Strategy

Horizon is building the software infrastructure to power the development and deployment of applications using quantum computing. At the core of this effort are tools built to help software developers make the most out of quantum computers. The company is creating the kind of software infrastructure familiar to classical developers — from high-level programming languages and optimizing compilers to the system software and runtimes needed to execute complex programs.

Horizon believes that this foundation positions it to serve an expanding market. We expect the total addressable market for quantum computing to grow rapidly in the coming decade, driven by both public and private investment and the emergence of quantum advantage. We believe that the quantum software segment will drive commercial adoption of quantum hardware, Horizon believes it is strategically placed to capitalize on this opportunity. Software infrastructure has proven to be important to creating value across every major computing wave, and, as history shows, the companies that shaped this infrastructure have tended to capture outsized value. Windows defined the PC era. iOS and Android did the same for mobile. AWS transformed web applications. VMware powered the modern data center, and Nvidia CUDA unlocked GPU computing. Horizon’s Triple Alpha platform aims to play that same foundational role for quantum computing.

Because Triple Alpha is expected to connect developers, end-users, and hardware providers, Horizon is positioned to sit at the heart of the quantum computing ecosystem, enabling the company to establish its product as the software infrastructure of choice for the industry. To advance this vision, Horizon’s multi-faceted business strategy focuses on product development, market penetration, and ecosystems collaboration. The company is pursuing three core strategies, through which it intends to capture market share. These are:

•        Solving the Applications Bottleneck:    Triple Alpha is designed to tackle the most significant barrier to adoption — the difficulty of creating useful, portable quantum applications. By making quantum programming accessible to millions of conventional software developers, Horizon expects to dramatically expand the potential developer base and accelerate the discovery of practical use cases for quantum computing.

•        Building a Strategic Ecosystem:    Rather than competing with hardware providers, Horizon seeks to engage with them. The company expects collaborations with leading hardware companies, control systems manufacturers, and software to act as a powerful distribution channel because these providers could embed Horizon software within their ecosystems, providing direct access to their customers.

•        Demonstrating Value:    Horizon plans to establish an applications team, which it expects to be a key driver of growth over time. The Applications team will focus on developing quantum algorithms to demonstrate practical quantum advantage for a small number of high-value problems. The team will work directly with quantum hardware vendors and enterprise customers to identify, develop, and showcase real-world applications with the goal of delivering a clear quantum advantage, driving the adoption of applications built on top of the company’s software infrastructure.

Together, these initiatives reflect a fundamentally different philosophy toward quantum software development than other quantum programing frameworks. Unlike many quantum software companies, Horizon focuses on pushing the boundaries of what today’s quantum systems can achieve, rather than simply providing tools to interact with existing capabilities built by hardware manufacturers. The company aims to develop software that expands what quantum hardware can do, advancing the technology itself instead of merely enabling access to it.

To realize this vision, accelerate technology development, expand market reach, and fuel company growth, Horizon expects to make targeted investments into four key areas:

•        Technology:    Horizon is continuously investing in its core software infrastructure, adding new capabilities such as dynamic quantum memory management, architecture-independent optimization engines, and AI agent framework. These innovations seek to ensure Horizon’s platform remains cutting-edge and provides unique value to users.

•        Team:    Horizon is strengthening its foundation by continuing to invest in talent that adds both scientific depth and business experience to the company. It is expanding its science and engineering teams while also bringing in seasoned tech industry leaders with public market and operational expertise.

•        Infrastructure:    The quantum hardware testbed is a critical investment because it allows Horizon to tightly integrate its software infrastructure with a variety of hardware systems, ensuring it is robust, performant, and seamlessly compatible with the latest technological advancements.

•        Marketing & Distribution:    Horizon will focus marketing and distribution efforts on high-performing industries, such as finance and the physical sciences, where the need for quantum advantage is most pressing. Through targeted marketing and collaborative efforts with potential customers, Horizon will build a reputation for delivering solutions that are both technologically superior and commercially viable.

By investing in these areas, Horizon expects to continue to take steps towards making quantum computing truly useful by removing barriers to practical quantum advantage. The company aims to advance its existing technologies to develop tools that automate the process of quantum algorithm construction, enabling a much broader community of developers to benefit from quantum acceleration — without requiring deep quantum expertise. By empowering experts in the domains where quantum computing will have the greatest impact to use these capabilities directly, Horizon aims to help unlock the technology’s full commercial potential.

The company is taking a hardware-agnostic approach to quantum software development, with programming languages that remain portable while giving developers full flexibility. Currently, the company is focused on collaborating with hardware manufacturers, with the intent of making Triple Alpha the preferred development environment for their systems. This work includes integrating hardware backends into Horizon’s systems and developing solutions to the software-infrastructure challenges unique to each hardware vendor.

Taken together, Horizon believes that these elements contribute to developing a foundational technology for quantum developers and end users that would be difficult to displace. As developers build codebases using the company’s languages and deploy their applications through its infrastructure, their programs become deeply integrated with the platform, making it costly and impractical to switch to another. As primarily a software business, Horizon expects to benefit from higher gross margins and lower capital expenditures requirements than hardware-based peers in the quantum industry. In addition, its hardware-agnostic approach can position it for success regardless of which hardware manufacturers or qubit modalities emerge as leaders in the long run.

Together, Horizon expects these factors to give it a sustainable competitive position as quantum computing transitions from experimentation to commercialization.

Business Model

Horizon has two primary paths to revenue: usage-based pricing on deployed applications and software licensing for on-premises deployment. When customers run applications through the company’s infrastructure (e.g. an API call or quantum job), the company plans to charge them based on usage. This model scales directly with customer activity, mirroring the familiar economics of traditional cloud and SaaS recurring business models.

For organizations that require on-premises control over their systems — such as research institutions, government agencies, or enterprises operating their own quantum hardware — Horizon plans to offer annual software licensing agreements that allow customers to deploy the same core technologies on their own servers or hardware.

Together, these complementary revenue streams are expected to form a hybrid business model that combines recurring cloud usage fees with longer-term enterprise subscription licensing. The result is anticipated to be a structure that provides scalability, visibility and predictability while enabling Horizon to serve cloud-native users as well as customers with specialized infrastructure needs.

By hosting the deployment and execution of customer applications, Horizon can price its services in proportion to the value they create for developers, as reflected in application usage. When developers build and deploy their quantum programs using the company’s infrastructure, those workloads run on its systems rather than simply being compiled there. This setup positions Horizon to measure usage — such as the number of API calls or quantum jobs executed — and charge accordingly, resulting in a value-based model where revenue scales as customers make more use of the company’s technology to power their applications and as those applications gain adoption.

In addition to these core streams, Horizon’s hardware testbed creates a third potential revenue source, enabling the company to offer access to its own quantum systems for running user jobs under a Quantum Computing as a Service (QCaaS) model.

Because academia is expected to be feeder for Horizon’s broader customer base, the company may offer discounted or free access to its software infrastructure for academic research groups. Universities are where future quantum developers and hardware scientists are trained, making academia a strategic channel for long-term engagement. By connecting early with this community, Horizon expects to help ensure that new professionals enter industry already familiar with its tools, reinforcing adoption across all three customer segments.

Horizon expects to serve three main customer groups: hardware vendors, software developers, and enterprise users. This multi-channel approach is intended to diversify revenue and reinforce the platform’s stickiness, as each customer segment is expected to contribute to and depend on the broader network of users built around the company’s technology.

Hardware Vendors

Horizon believes it will be an ideal partner for the next stage of commercialization of quantum computers and beyond. To drive adoption, quantum hardware manufacturers increasingly need development tools that enable practical applications. Through its collaboration model, Horizon seeks to provide vendors with a progressive pathway for integrating Triple Alpha with their hardware. This tiered pathway is expected to give vendors an easy on-ramp for working with Horizon, and it is expected to enable Horizon to offer a manufacturer’s hardware to Triple Alpha users at early stages of the engagement. The pathway begins with an initial integration of a vendor’s system into Triple Alpha. At later stages, the vendor has the option to collaborate more deeply, working with Horizon to achieve technical goals through Triple Alpha, and potentially pursuing joint go-to-market efforts. This approach serves Horizon’s ambition to provide the most capable development tools for each hardware platform, with an aim of Triple Alpha becoming the software infrastructure of choice for application development on that platform. In doing so, it potentially positions Triple Alpha to become the default software infrastructure for a manufacturer’s customers, while allowing the manufacturer to avoid high-risk or untested options.

Quantum Software Vendors

Horizon expects quantum software vendors to become important customers as quantum computing gains adoption. While the number of pure quantum software companies is currently limited, the software sector will be critical to realizing the potential value of quantum computing hardware. For these companies, achieving quantum advantage for industry relevant workloads is an important component of achieving commercial success. Horizon is building the development tools and software infrastructure to enable these developers to get the most out of quantum computing hardware and shorten the path to practical quantum advantage.

Early Enterprise Users

Horizon has received early access requests for Triple Alpha from more than 35 major corporations. The company expects to gain traction in domains where conventional computing is already hitting computational limits and where quantum computing appears to offer a solution. Examples include:

•        Molecular and materials simulation — In computational chemistry, quantum computing has the potential to accelerate advances in drug discovery, catalyst design, polymer science, and battery materials. Quantum algorithms are known to allow for efficient simulation of chemical dynamics, and the inherently noisy nature of the environments in which most reactions happen may allow for quantum advantage to be achieved for simulation even before fault-tolerant quantum computation becomes available. Achieving reliable and efficient simulation of all chemical reactions is expected to allow researchers to shorten design cycles and significantly reduce reliance on costly early-stage physical experiments.

•        Financial modelling and risk management — In these domains, where classical computers strain under extreme complexity, quantum computing offers the potential to generate more accurate models and achieve results in a fraction of the time. Quantum computing has the potential to offer more efficient methods of performing the Monte-Carlo simulations used to price many financial instruments. When paired with more efficient search and optimization quantum algorithms, this could provide a powerful toolbox for the financial industry, with applications ranging from better risk management and portfolio optimization to better coverage of black swan events and more efficient markets through better detection of arbitrage opportunities.

•        Artificial intelligence, machine learning, and data science — Quantum computing has the potential to transform core machine learning tasks both through the acceleration of training and inference for classical models and through the emergence of natively quantum machine learning models capable of recognizing features not easily accessible to classical models. Since much of the current progress in generative AI is enabled only by vast amounts of computational effort, quantum computing has the potential to open up an entirely new phase of the development of the technology.

•        National Laboratories, Research Institutions, Government Agencies, and Universities — Horizon has received early access requests for Triple Alpha from more than 10 national labs, government agencies, and research institutions and more than 75 universities, including eight of the top 20 according to the 2025 Times Higher Education rankings. Through their efforts, these organizations can drive breakthroughs in quantum computing, powering translational research that can lead to practical applications and commercialization over time.

Competition

Several alternate approaches to quantum programming exist, including control-systems programming (e.g. QUA and LabOne Q), pulse-level frameworks (e.g. OpenPulse and Quil-T), gate-level quantum programming languages (e.g. Qiskit, PyQuil, and Cirq), model-based synthesis (Classiq’s approach), and domain libraries (e.g. OpenFermion, TensorFlow Quantum, and PennyLane).

Control-systems programming gives developers access to real-time sequencing, classical feedback, and pulse shapes and timing directly on hardware controllers. This approach maximizes expressivity for calibration, characterization, and bespoke experiments, and in principle, it allows for the construction of any program that the device can physically perform. The trade-off is portability: code written at this level is closely tied to the specific hardware system it was written for.

Pulse-level frameworks let developers specify waveforms, schedules, and calibrations within higher-level SDKs. They offer fine-grained control while integrating with broader ecosystem tooling, but portability depends on each device’s supported primitives and available calibration data. As a result, programs often need backend-specific adjustments.

Gate-level languages represent programs as abstract circuits that are later converted, or transpiled, into the native gates of a specific device. They are widely used, supported by simulators and multiple hardware providers, and offer comparatively good portability. However, they generally sacrifice direct access to analog timing and hardware-specific features, which can limit low-level optimization and experimental control.

Model-based synthesis starts from a high-level description of how to solve a problem and then automatically builds circuits tailored to run efficiently on specific hardware. This approach can boost developer productivity and broaden compatibility, but it reduces transparency and limits direct control over scheduling and pulse operations.

Domain libraries provide packaged, ready-made algorithms and integrations, with examples including chemistry tools such as OpenFermion and hybrid quantum-machine learning workflows such as TensorFlow Quantum and PennyLane. They accelerate application development, but they rely on underlying frameworks and backends, which restricts the amount of direct control developers have at the hardware level.

In practice, existing approaches make trade-offs between flexibility and portability. Control-systems layers offer a lot of flexibility but are tightly bound to specific hardware stacks. Model-based synthesis and domain libraries sacrifice low-level control to achieve broader compatibility. Horizon’s programming languages are designed to overcome this trade-off, providing precise pulse-level control and advanced control flow while maintaining broad portability across supported systems.

Triple Alpha’s advanced capabilities — such as dynamic memory management and circuit synthesis from classical code — further differentiate it from competing quantum programming approaches. With these capabilities, it provides a higher level of abstraction than most approaches while still supporting low-level control when needed. Horizon also holds patents on techniques that automatically construct accelerated quantum algorithms from classical code — moving beyond simply translating the instructions to a quantum-compatible form to actually generating quantum-accelerated implementations of the code’s functionality (see — “Intellectual Property”).

Intellectual Property

Development, know-how, and engineering skills are an essential component of Horizon’s business, resulting in the creation of its broad intellectual property portfolio. The company relies on a combination of patents, trademarks, copyrights, and trade secrets, as well as contractual provisions and restrictions, to establish and protect intellectual property and other proprietary rights in the United States, Europe, and other jurisdictions.

Horizon makes use of trade secrets, patents and copyrights to protect its intellectual property. Horizon pursues patent protection when it is consistent with the company’s overall strategy for safeguarding intellectual property. Horizon’s use of trade secrets, patents and copyrights establishes a strong defensive position around its core compiler technology and its ability to bridge the gap between high-level programming and low-level hardware execution.

Horizon primarily makes use of patents to protect functionality where the mechanism is easily discoverable by users and makes use of trade secrets to protect functionality that cannot easily be reverse engineered through use of its software. Horizon also relies on copyright to protect its proprietary software code, which is owned by Horizon and forms the basis of its quantum software infrastructure.

Horizon has accumulated intellectual property that covers all the main aspects of its technology, including systems and software, and the company intends to protect its innovative inventions. Its patent portfolio includes key technologies, such as systems and methods for constructing quantum algorithms from classical programs and unique methodologies for performing quantum computation with adaptive control flow.

As of October 10, 2025, Horizon has 3 patents issued and 15 patents pending, including 1 issued US patent and 2 US pending patents. The following is a summary of its patent portfolio:

Title	Country	Application Number	Grant Date	Patent Number	Expiration
SYSTEMS AND METHODS FOR UNIFIED COMPUTING ON DIGITAL AND QUANTUM COMPUTERS	US	17/337,873	12-Dec-2023	11,842,177	03-May-2041
SYSTEMS AND METHODS FOR UNIFIED COMPUTING ON DIGITAL AND QUANTUM COMPUTERS	JP	2021-536109	11-Jul-2025	7710984	09-Dec-2040
SYSTEMS AND METHODS FOR UNIFIED COMPUTING ON DIGITAL AND QUANTUM COMPUTERS	AU	2021203658	26-Oct-2023	2021203658	09-Dec-2040
SYSTEMS AND METHODS FOR UNIFIED COMPUTING ON DIGITAL AND QUANTUM COMPUTERS	US	18/525,598	Pending
SYSTEMS AND METHODS FOR UNIFIED COMPUTING ON DIGITAL AND QUANTUM COMPUTERS	CN	202080053179.0	Pending
SYSTEMS AND METHODS FOR UNIFIED COMPUTING ON DIGITAL AND QUANTUM COMPUTERS	HK	62022059978.6	Pending
SYSTEMS AND METHODS FOR UNIFIED COMPUTING ON DIGITAL AND QUANTUM COMPUTERS	AU	2023248094	Pending
SYSTEMS AND METHODS FOR UNIFIED COMPUTING ON DIGITAL AND QUANTUM COMPUTERS	CA	3,121,105	Pending
SYSTEMS AND METHODS FOR UNIFIED COMPUTING ON DIGITAL AND QUANTUM COMPUTERS	EP	21178584.5	Pending
SYSTEMS AND METHODS FOR UNIFIED COMPUTING ON DIGITAL AND QUANTUM COMPUTERS	HK	42022065667.2	Pending
SYSTEMS AND METHODS FOR UNIFIED COMPUTING ON DIGITAL AND QUANTUM COMPUTERS	SG	10202105905R	Pending
SYSTEMS AND METHODS FOR REPRESENTING AND IMPLEMENTING QUANTUM PROGRAMS	US	19/134,915	Pending

Title	Country	Application Number	Grant Date	Patent Number	Expiration
SYSTEMS AND METHODS FOR REPRESENTING AND IMPLEMENTING QUANTUM PROGRAMS	AU	2023390309	Pending
SYSTEMS AND METHODS FOR REPRESENTING AND IMPLEMENTING QUANTUM PROGRAMS	CA	3,274,608	Pending
SYSTEMS AND METHODS FOR REPRESENTING AND IMPLEMENTING QUANTUM PROGRAMS	CN	202380093144.3	Pending
SYSTEMS AND METHODS FOR REPRESENTING AND IMPLEMENTING QUANTUM PROGRAMS	EP	23901210.7	Pending
SYSTEMS AND METHODS FOR REPRESENTING AND IMPLEMENTING QUANTUM PROGRAMS	JP	2025-530278	Pending
SYSTEMS AND METHODS FOR REPRESENTING AND IMPLEMENTING QUANTUM PROGRAMS	SG	11202503329S	Pending

In addition to the above, Horizon also protects its intellectual property and other proprietary rights by entering into confidentiality and invention assignment agreements (or similar agreements) with employees, consultants, collaborators, contractors, and other third parties. Horizon’s trademark registrations include “Horizon Quantum”, “Horizon Quantum Computing” and “Triple Alpha.”

Leadership

Dr Joseph Fitzsimons is the founder and CEO of Horizon. Before launching Horizon in 2018, he was a tenured associate professor at the Singapore University of Technology and Design and a National Research Foundation Fellow. He also served as a principal investigator at the Centre for Quantum Technologies, where his research contributed to both theoretical computer science and physics. Earlier in his career, Dr. Fitzsimons was a fellow of Merton College, Oxford, and a senior research fellow in the Department of Materials at the University of Oxford. During this time, he co-invented universal blind quantum computing which has since become recognized as a key enabling technology for securing cloud-based quantum computing. Dr. Fitzsimons holds a doctorate from the University of Oxford, where his research focused on quantum computing architectures, and a Bachelor of Science in theoretical physics from University College Dublin.

Dr Si-Hui Tan is Horizon’s Chief Science Officer, leading research development and helping to oversee daily operations. With more than 20 years of experience in quantum information science, Dr. Tan has published extensively in leading journals. She was named to the SG100 Women in Tech list in 2021. She holds a BSc in Physics from the California Institute of Technology and a PhD in Physics from Massachusetts Institute of Technology where she pioneered applications of quantum illumination with Prof. Seth Lloyd. Before joining Horizon shortly after its inception, she worked as a research scientist at A*STAR’s Data Storage Institute and the Singapore University of Technology and Design and the Centre for Quantum Technologies.

Gregory Gould is the CFO at Horizon. He brings more than 35 years of experience in finance, technology, and operations, spanning leadership roles in both public and private companies. Mr. Gould was named a Top CFO in Miami by Finance & Investing in 2023 and is currently a Venture Partner at 14 Peaks Capital and an active technology investor. He was previously the CFO of InsurTech company Groundspeed Analytics and AI-driven FitTech company FIT:MATCH.ai. Mr. Gould’s earlier leadership roles include Senior Advisor at Corestate Capital and SVP of Strategic Partnerships & Investor Relations at PropTech startup Quarters, where he spearheaded strategic partnerships, operational efficiencies, and business expansion. He began his career at Goldman Sachs, where he was a top-ranked technology analyst covering the FinTech and IT services sectors. He later became a Managing Director and Co-deputy Business Unit Leader of Goldman’s Global Technology Research Group and oversaw the IPOs of Accenture, Mastercard, Sabre, and Sapient among many others. Mr. Gould holds a B.S. in Finance from the Massachusetts Institute of Technology.

Horizon’s interdisciplinary team blends deep scientific expertise with proven leadership in the technology industry. The company’s core scientific leaders — including its CEO and Chief Science Officer — bring decades of research experience in quantum computing and related fields at leading universities and research organizations. This foundation is complemented by seasoned professionals, ensuring that Horizon’s leadership is well-versed in not only groundbreaking research and practical application but also in business operations.

Governmental Regulations

Privacy and data protection regulations

With respect to the personal data collected by us, we are required to comply with Singapore’s PDPA which governs the collection, use and disclosure of individuals’ personal data (i.e. data, whether true or not, about an individual who can be identified from that data; or from that data and other information to which the relevant organization has or is likely to have access). The PDPA seeks to ensure that organizations comply with a baseline standard of protection for personal data of individuals. The PDPA is administered and enforced by the PDPC.

The PDPA requires, inter alia, organizations to obtain the consent of individuals before collecting, using or disclosing their personal data for purposes that a reasonable person would consider appropriate in the circumstances; have mechanisms in place for individuals to withdraw their consent and reasonable security arrangements in place to prevent unauthorized access, collection, use, disclosure, copying, modification or disposal of personal data.

Any improper use or disclosure of personal data and breaches of security leading to disclosure of personal data may lead to criminal sanctions under the PDPA, reputational damage, and a direct loss of business. It is also important to note that for contraventions of the PDPA, the PDPC is empowered to impose financial penalties of up to S$1 million, or 10% of the organization’s annual turnover in Singapore (for organizations with annual turnover exceeding S$10 million), whichever is higher. The PDPC may publish enforcement decisions, which can have reputational consequences for organizations found to be in breach.

The PDPA is supplemented by subsidiary legislation, such as the Personal Data Protection Regulations 2021, the Personal Data Protection (Do Not Call Registry) Regulations 2013, and the Personal Data Protection (Notification of Data Breaches) Regulations 2021. The PDPC also issues advisory guidelines to assist organizations in interpreting and complying with the PDPA. On 23 September 2014, the PDPC issued one of the key guidelines to the PDPA, the Advisory Guidelines on Key Concepts in the Personal Data Act, which serves to illustrate and further explain the PDPA. This set of guidelines was revised on 16 May 2022 to clarify, amongst others, the definition of personal data, the consent obligation, data accuracy and data breach reporting.

We are also subject to the GDPR and applicable national supplementing laws. The GDPR imposes comprehensive data privacy compliance obligations in relation to our collection, processing, sharing, disclosure, transfer and other use of data relating to an identifiable living individual, “personal data,” including a principal of accountability and the obligation to demonstrate compliance through policies, procedures, training and audit. The GDPR also grants certain privacy rights to individuals and imposes fines for specified breaches, up to the greater of EUR 20 million or 4% of our global annual turnover, and the potential of other penalties for breaches such as regulatory investigations, reputational damage, orders to cease or change our data processing activities, enforcement notices and/or civil claims for damages.

While we endeavour to comply with all applicable laws and regulations relating to privacy, security and data protection, including the GDPR, it is possible that such requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another, in particular as different EU member state regulators may differ as to their interpretation of the GDPR and the approach they may take to breaches, enforcement, complaints or the exercise of rights to access personal data by individuals. Any perceived or actual failure by us to protect confidential data, personal data, any material non-compliance with privacy, security or data protection laws or regulations or any general IT system failure may harm our reputation and credibility, adversely affect our revenues, reduce our ability to attract or retain customers, result in litigation or other actions being brought against us and the imposition of fines and, as a result, could have an adverse effect on our business, results of operations and financial condition.

Facilities

Horizon operates out of two office locations in Singapore and Ireland. Its Singapore office is located at 29 Media Circle, Alice@Mediapolis, #05-19 to 24, Singapore 138565 and is leased from BP-Alice LLP with a total size of 6,203 square feet. Horizon’s 893 square foot Ireland office is located at 24 Fitzwilliam Place, Dublin 2, D02 T296, Dublin, where it has entered an office license agreement with Glandore Business Centres for three office suites.

Human Capital Resources

As of September 30, 2025, Horizon had a 42 person-strong team. Approximately 52% of full-time employees are based in Singapore and approximately 31% of full-time employees are based in Dublin, Ireland. Horizon also engages a small number of independent contractors and staff hired through employer of record service providers (17%) to supplement its workforce. A majority of Horizon’s employees are engaged in research and development and related functions, and a significant portion of its research and development employees hold advanced engineering and scientific degrees, including many from the world’s top universities.

To date, Horizon has not experienced any work stoppages, and none of its employees are subject to a collective bargaining agreement or represented by a labor union.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF HORIZON

Unless the context otherwise requires, references in this section to “we”, “us”, and “our” generally refer to Horizon.

You should read the following discussion and analysis of Horizon’s financial condition and results of operations together with Horizon’s consolidated financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the section titled “Risk Factors” or in other parts of this proxy statement/prospectus. Our historical results are not necessarily indicative of the results that may be expected for any period in the future. Except as otherwise noted, all references to 2024 refer to the year ended December 31, 2024, and all references to 2023 refer to the year ended December 31, 2023.

Overview of Our Business

Horizon is building software infrastructure to make quantum computers accessible to commercial enterprises and hardware providers. By bridging the gap between today’s hardware and tomorrow’s applications, Horizon seeks to equip developers, researchers, and enterprises with the quantum software infrastructure needed to solve real-world problems.

To do this, Horizon is following an ambitious plan to create development tools that can automatically accelerate code written for conventional computers on quantum computers. With this differentiated approach, Horizon is developing methods to generate quantum-accelerated solutions — exploiting quantum effects such as superposition and entanglement — from legacy code and conventional software.

Today, Horizon’s Triple Alpha software is an integrated development environment that gives users access to Horizon’s development, deployment, and execution infrastructure. It empowers developers to create sophisticated, portable, hardware-agnostic quantum programs. Users can code at multiple abstraction levels, compile and optimize programs across many real quantum computers and simulators, and deploy applications as APIs. Horizon has key collaborations with leading hardware providers including Rigetti, Oxford Quantum Circuits Ltd., Alice & Bob, and QuEra Computing Inc.

Triple Alpha is currently in early access with quantum hardware vendors. Horizon has received inbound interest in early access requests from more than 35 major corporations, 75 universities, 10 quantum software companies, and 10 national labs, government agencies and research organizations.

Horizon is still in the early stages of scaling its business. Since its inception, Horizon has incurred operating losses. Its ability to generate revenue sufficient to achieve profitability will depend heavily on the further development and commercialization of quantum computers and their software infrastructure.

Principal Factors Affecting Our Performance

The growth and future success of our business depends on many factors. While these factors present significant opportunities for our business, they also pose risks and challenges, including those discussed below and in the section of this proxy statement/prospectus titled “Risk Factors,” that we must successfully address to achieve growth, improve our results of operations, and generate profits.

Adoption of Quantum Computing.    Quantum computing is an emerging technology, and our business model depends heavily on the pace at which quantum computing achieves meaningful adoption. The adoption of quantum computing is heavily influenced by the ability of participants in the quantum industry, including ourselves, to solve technical challenges to reach “quantum advantage,” which is the point at which quantum computers can solve practical problems beyond the capabilities of classical computers. If “quantum advantage” cannot be achieved, takes longer than expected or is limited in scope, then demand for our software infrastructure may be significantly less than expected.

Performance of Strategic Collaborations.    An important part of our anticipated growth depends on our ability to enter into and maintain collaborations with quantum computer hardware vendors and our ability to access and integrate with such vendors’ systems. Our prospective performance may be adversely impacted if we are unable to establish meaningful relationships with such vendors or are delayed in doing so, especially with faster-growing hardware makers.

Competitive Marketplace.    The market for our solutions is fragmented, rapidly evolving and highly competitive. We face competition from both traditional, larger software vendors offering developer tools and smaller companies offering point products for features and use cases. Many of our competitors have significantly greater financial resources and expertise in research and development and in bringing products to market and also possess recognizable brands and strong institutional and commercial relationships in comparison to us.

Target Customers.    We expect that our potential customers will generally be governmental agencies, large enterprises, universities and other research institutions. Our future success will depend on our ability to effectively sell our products to these categories of customers. Moreover, sales and implementation cycles for such customers tend to be longer and these customers can exert greater purchasing power compared to non-governmental agencies or smaller customers.

R&D.    Since quantum computing is a rapidly evolving field, our success depends on our ability to develop and commercialize reliable and cost effective software tools that enable software applications to harness quantum hardware. This requires substantial technical expertise and an ability to adapt to an evolving technology landscape and is, therefore, subject to significant uncertainty. If we are not able to make the necessary technical progress, then our products may not achieve commercial viability, which would impair our growth prospects.

Senior Management.    Our future success depends on the continuing efforts of Dr. Joseph Fitzsimons and Dr. Si-Hui Tan. We rely on the knowledge and experience that Dr. Fitzsimons and Dr. Tan provide in quantum science and computing technology. They are the cornerstone of our research and development efforts, which have been, and will continue to be, instrumental in our ability to develop our current and future products and services. The market for such positions is intensely competitive, which could increase our costs to attract and retain talented individuals. In the event Dr. Fitzsimons or Dr. Tan were to become unavailable for any reason, including injury, illness or death, there could be a material adverse impact on our operations.

Recent Developments

The Business Combination

On September 9, 2025, we entered into the Business Combination Agreement with DMY, Holdco, and the Merger Subs pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement, the following will occur: (i) the Amalgamation of Horizon and Merger Sub 1, with Horizon surviving as the amalgamated company and as a wholly-owned subsidiary of Holdco; (ii) the Merger of Merger Sub 2 with and into DMY, with DMY surviving the Merger as a wholly-owned subsidiary of Holdco; and (iii) DMY and Horizon will consummate the other transactions contemplated by the Business Combination Agreement. See “Proposal No. 1 — The Business Combination Proposal” for more information.

Financings

On July 19, 2025, we entered into a SAFE for the purchase price of $3,000,000, and, on October 7, 2025, we entered into additional SAFEs for an aggregate purchase price of $1,000,000. Under the terms of the SAFEs, we are permitted to use up to sixteen percent (16%) of the principal amount to fund our working capital requirements and effectuate share buybacks and cancellations of outstanding shares or then vested options of Horizon. The remaining eighty-four percent (84%) is required to be used exclusively to fund our working capital requirements or expenditures approved by the purchaser of the SAFE.

Results of Operations

The results of operations presented below should be reviewed in conjunction with our unaudited consolidated financial statements for the six months ended June 30, 2025 and 2024 and audited consolidated financial statements for the years ended December 31, 2024 and 2023 included elsewhere in this proxy statement/prospectus.

Comparison of the six months ended June 30, 2025 and 2024

The following table sets forth our results of operations for the periods presented:

	Six Months Ended June 30,
	2024	2025		$ Change	% Change
	SGD	SGD	USD	SGD
Revenue	50,000	50,000	39,311	—	0%

Operating Expenses:
Research and development	1,489,897	5,885,378	4,627,233	4,395,481	295%
Selling and marketing	370,609	784,802	617,031	414,193	112%
General and administrative	1,291,976	2,835,474	2,229,321	1,543,498	119%
Depreciation and amortization	280,802	462,608	363,714	181,806	65%
Total operating expenses	3,433,284	9,968,262	7,837,299	6,534,978	190%
Loss from operations	(3,383,284)	(9,918,262)	(7,797,988)	(6,534,978)	-193%

Other income and (expense):
Interest expense	(41,717)	(6,395)	(5,028)	35,322	85%
Other income	44,526	66,172	52,026	21,646	49%
Foreign exchange (loss) gain	384,140	(405,699)	(318,971)	(789,839)	-206%
Income tax expense	—	—	—	—	—
Net loss	(2,996,335)	(10,264,184)	(8,069,961)	(7,267,849)	-243%

Revenues

We are a development stage company and have not generated any material revenue to date. We intend for our revenues to be predominantly generated from our quantum software development tools. Currently, we provide limited quantum research and development services and recognize our revenues when services are delivered to the customer and all criteria for acceptance have been satisfied and generate nominal revenues in connection with these services. The current sources of revenue are not core to our long-term business model, and we do not anticipate that our current sources to be material drivers of revenue in the future.

Revenues for the six months ended June 30, 2025 were S$0.05 million (US$0.04 million), and S$0.05 million during the six months ended June 30, 2024. This was primarily driven by the completion of revenue contract milestones of the same value under which the Company provided research and development services on quantum algorithms.

Research and development expenses

Research and development expenses consist primarily of personnel related costs, including salaries, share-based compensation, travel and benefits expenses for scientists, software engineers and other technical staff engaged in the design, development and testing of our software and hardware systems. It also includes software and other cloud services subscriptions and third-party costs associated with the operation of our hardware testbed. Research and development expenses increased by S$4.40 million, or 295%, to S$5.89 million (US$4.63 million) for the six months ended June 30, 2025, from S$1.49 million during the six months ended June 30, 2024. The increase was primarily driven by: (a) a S$3.64 million increase in share-based compensation expenses attributable to the vesting of employee share options; (b), a S$0.70 million increase in payroll-related expenses as a result of increased hiring of scientists and engineers; and (c) a S$0.05 million increase in miscellaneous costs from the set up of our hardware testbed and additional cloud service subscription costs.

Selling and marketing expenses

Sales and marketing expenses consist primarily of personnel related costs, including salaries, share-based compensation, travel and benefits expenses for our marketing and commercial operations teams. It also consists of public relations, trade show and other advertising costs associated with developing collaborations and industry engagement. Selling and marketing expenses increased by S$0.41 million, or 112%, to S$0.78 million (US$0.62 million) for the six months ended June 30, 2025 from S$0.37 million during the six months ended June 30, 2024. The increase was primarily driven by a S$0.19 million increase in share-based compensation expenses attributable to the vesting of employee share options, a S$0.15 million increase in payroll-related expenses as a result of increased hiring, as well as a S$0.07 million increase in staff and vendor expenses associated with greater participation in industry conferences compared to the six months ended June 30, 2024.

General and administrative expenses

General and administrative expenses consist primarily of personnel related costs, including salaries, share-based compensation, travel and benefits expenses for our finance, human resources, operations and administrative teams. It also consists of expenses for professional services and compliance, such as legal, audit, accounting, consulting fees as well as insurance, facilities and other overhead expenses. General and administrative expenses increased by S$1.54 million, or 119%, to S$2.84 million (US$2.23 million) for the six months ended June 30, 2025 from S$1.29 million during the six months ended June 30, 2024. The increase was driven by: (a) an increase of S$0.58 million in share-based compensation expenses attributable to the vesting of employee share options; (b) a S$0.39 million increase in IT, insurance, travel expenses and other miscellaneous resulting from higher staff and operational requirements; (c) a S$0.28 million increase in M&A related legal expenses; and (d) a S$0.17 million increase in payroll-related expenses due to increased hiring.

Depreciation and amortization expenses

Depreciation and amortization expenses represent the allocation of Horizon’s property, equipment and intangible assets over their estimated lives. Depreciation and amortization expenses increased by S$0.18 million, or 65%, to S$0.46 million (US$0.36 million) for the six months ended June 30, 2025 from S$0.28 million during the six months ended June 30, 2024. The increase was primarily driven by an increase of S$0.14 million from depreciation of capitalized leasehold improvements associated with renovation works at our offices and an increase of S$0.02 million from depreciation of additional computer and related equipment purchased to support higher staff headcount.

Interest expense

Interest expense for the six months ended June 30, 2025 decreased only nominally versus the comparative period of the prior year.

Share-based compensation expenses

Horizon accounts for share-based compensation arrangements granted to employees in accordance with ASC 718, “Compensation: Stock Compensation” (“ASC 718”), by measuring the grant date fair value of the award and recognizing the resulting expense over the period during which the employee is required to perform services in exchange for the award. Equity-based compensation expense is recognized only for awards subject to performance conditions if it is probable that the performance condition will be achieved. Horizon accounts for forfeitures when they occur.

Share-based compensation expenses recognized under research and development, selling and marketing as well as general and administrative expenses increased by S$4.42 million, or a 3597% increase, to S$4.54 million (US$3.57 million) for the six months ended June 30, 2025 from S$0.12 million during the six months ended June 30, 2024. The increase was attributable to new share option grants and related vesting activity during the six months ended June 30, 2025.

Other income

Other income primarily attributable to interest from fixed-rate deposits for the six months ended June 30, 2025 increased only nominally versus the comparative period of the prior year.

Foreign exchange Gain (Loss)

Foreign exchange losses increased by S$0.79 million, or 206%, to S$0.41 million (US$0.32 million) for the six months ended June 30, 2025 from a gain of S$0.38 million during the six months ended June 30, 2024. This was due to the strengthening of the Singapore dollar against the U.S. Dollar, which adversely impacted the remeasurement of cash and bank balances denominated in U.S. Dollars.

Comparison of the years ended December 31, 2024 and 2023

The following tables set forth our consolidated statement of operations data for the years ended December 31, 2024 and 2023, and the dollar and percentage change between the two years:

	December 31,
	2023	2024		$ Change	% Change
	SGD	SGD	USD	SGD
Revenue	50,000	360,000	263,505	310,000	620%

Operating Expenses:
Research and development	2,239,460	3,458,218	2,531,268	1,218,758	54%
Selling and marketing	732,804	986,566	722,124	253,762	35%
General and administrative	1,821,990	2,911,370	2,130,999	1,089,380	60%
Depreciation and amortization	264,414	855,249	626,006	590,835	223%
Total operating expenses	5,058,668	8,211,403	6,010,397	3,152,735	62%
Loss from operations	(5,008,668)	(7,851,403)	(5,746,892)	(2,842,735)	-57%

Other income and (expense):
Interest expense	(2,339)	(49,457)	(36,200)	(47,118)	-2014%
Other income	1,527	124,085	90,825	122,558	8026%
Foreign exchange (loss) gain	(166,037)	293,601	214,903	459,638	277%
Income tax expense	—	—	—	—	—
Net loss	(5,175,517)	(7,483,174)	(5,477,364)	(2,307,657)	-45%

Comparison of the Years Ended December 31, 2023 and 2024

Revenues

Revenues increased by S$0.31 million, or 620% to S$0.36 million (US$0.26 million) for the year ended December 31, 2024, from S$0.05 million for the year ended December 31, 2023. The increase in revenues was primarily driven by the completion of additional contract milestones under which Horizon provided research and development services on quantum algorithms during the year ended December 31, 2024.

Research and development expenses

Research and development expenses increased by S$1.22 million, or 54%, to S$3.46 million (US$2.53 million) for the year ended December 31, 2024, from S$2.24 million during the year ended December 31, 2023. The increase was primarily driven by a S$1.06 million increase in payroll-related expenses as a result of increased hiring within the research and development teams, as well as a S$0.15 million increase in travel and software costs required to support increased headcount and expanded use of outsourced software development services.

Selling and marketing expenses

Selling and marketing expenses increased by S$0.25 million, or 35%, to S$0.99 million (US$0.72 million) for the year ended December 31, 2024, from S$0.73 million during the year ended December 31, 2023. The increase was primarily driven by a S$0.20 million increase in payroll-related expenses as a result of increased hiring, as well as a S$0.05 million increase in staff and vendor expenses associated with greater participation in industry conferences compared to the prior year.

General and administrative expenses

General and administrative expenses increased by S$1.09 million, or 60%, to S$2.91 million (US$2.13 million) for the year ended December 31, 2024, from S$1.82 million during the year ended December 31, 2023. The increase was driven by a S$0.51 million increase in payroll-related expenses as a result of increased hiring, a S$0.33 million increase in IT expenses, professional and outsourced services to support compliance and other operational requirements, a S$0.14 million increase in travel-related expenses as a result of increased staff and a S$0.11 million increase in shared office rental expenses incurred by our Irish subsidiary, reflecting a full twelve-month rental period compared to the six months recognized in the prior year period.

Depreciation and amortization expenses

Depreciation and amortization expenses increased by S$0.59 million, or 223%, to S$0.86 million (US$0.63 million) for the year ended December 31, 2024, from S$0.26 million during the year ended December 31, 2023. The increase was driven by higher depreciable assets compared to the prior year, from an increase of S$0.28 million from the depreciation of capitalized leasehold improvements associated with renovation work at our offices, an increase of S$0.17 million in the depreciation of right-of-use assets recognized under lease arrangements associated with the acquisition of new office spaces, and an increase of S$0.15 million from the depreciation of additional computer and related equipment purchased to support higher staff headcount and operational requirements.

Interest expense

Interest expense for the year ended December 31, 2024 increased only nominally versus the prior year.

Share-based compensation expenses

Share-based compensation expenses recognized under research and development, selling and marketing as well as general and administrative expenses decreased by S$0.16 million, or a 50% decline, to S$0.16 million (US$0.12 million) for the year ended December 31, 2024, from S$0.32 million during the year ended December 31, 2023. The decrease was driven by less employee share option vesting activity in the year ended December 31, 2024, resulting in reduced expense recognition.

Other income

Other income increased by S$0.12 million, or 8,026%, to S$0.12 million (US$0.09 million) for the year ended December 31, 2024, from S$0.02 million during the year ended December 31, 2023. The increase was primarily driven by interest income earned on cash and cash equivalent balances placed in fixed deposit bank accounts.

Foreign exchange Gain (Loss)

Foreign exchange gain increased by S$0.46 million, or 277%, to S$0.29 million (US$0.21 million) for the year ended December 31, 2024, from a loss of S$0.17 million during the year ended December 31, 2023. This was primarily attributable to the weakening of the Singapore dollar against the U.S. Dollar, which positively impacted the remeasurement of cash and bank balances denominated in U.S. Dollars.

Liquidity and Capital Resources; Going Concern

Our operations have been financed primarily through net proceeds from the issuance of Series A convertible preference shares. As of June 30, 2025 and December 31, 2024, we had cash and cash equivalents of S$0.9 million (US$0.7 million) and S$6.6 million (US$4.9 million), respectively.

Our cash is primarily used in two areas, first to fund operating expenses related to the growth of our business, especially for research and development activities, including personnel related costs and overhead associated with the development and testing of our software and hardware systems. Cash is also used to support sales and marketing activities focused on building new collaborations, maintaining existing ones, funding industry engagement efforts and to support company operations in the areas of compliance, legal, accounting, facilities and other overheads. The other significant area of cash use is capital expenditures related to the acquisition of equipment and related components to build our hardware testbed.

We have incurred net losses of S$7.5 million (US$5.5 million) and S$5.2 million (US$3.8 million) during the year ended December 31, 2024 and 2023, respectively, and have an accumulated deficit of S$21.5 million (US$15.7 million) as of December 31, 2024. Expenses are expected to increase in the current fiscal year ended December 31, 2025, primarily due to increased hiring across all functions, and additional overhead required to support increased headcount as well as expenses incurred in bringing the company public. Cash flows of Horizon may not be sufficient to sustain the expansion required, including costs associated with the acquisition of equipment and related components to build our hardware testbed. With our current cash and cash equivalents, our ability to continue as a going concern through the next twelve months is dependent upon our ability to raise sufficient capital to fund our annualized operating and capital expenditure cash requirements of approximately US$12.6 million.

Our future capital requirements will depend on many factors including our ability to begin to recognize revenue and our revenue growth rate, the timing and extent of spending to support further research and development and sales and marketing efforts. In order to finance these opportunities, we will need to raise additional capital. However, we may not be able to raise additional capital on terms acceptable to Horizon or at all. To the extent that Horizon raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its shareholders could be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of its shareholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting its ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Horizon raises funds through collaborations, or other similar arrangements with third parties, it may have to relinquish valuable rights to its quantum computing technology on terms that may not be favorable to Horizon and/or may reduce the value of Horizon’s shares. If we are unable to raise additional capital when desired, we may be required to delay, limit, reduce or terminate our quantum computing development efforts, and our business, results of operations and financial condition would be materially and adversely affected.

The primary objective of our capital management is to ensure that we obtain and maintain a sound capital position in order to support the development of our business and maximize shareholder value. If our Business Combination is successful, it is expected to provide us with access to the public markets and the ability to raise additional capital for growth. However, we cannot assure you that we will be able to raise capital on terms acceptable to Horizon or at all. These and other factors raise substantial doubt about our ability to continue as a going concern. The financial statements included elsewhere in this proxy statement/prospectus do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in our inability to continue as a going concern.

Financings

On July 19, 2025, we entered into a SAFE for the purchase price of $3,000,000, and, on October 7, 2025, we entered into additional SAFEs for an aggregate purchase price of $1,000,000. Under the terms of the SAFEs, we are permitted to use up to sixteen percent (16%) of the principal amount to fund our working capital requirements and effectuate share buybacks and cancellations of outstanding shares or then vested options of Horizon. The remaining eighty-four percent (84%) is required to be used exclusively to fund our working capital requirements or expenditures approved by the purchaser of the SAFE.

In terms of prior financings, Horizon closed its Horizon Series A Preference Shares fundraise in March 2023 for proceeds of US$18.1 million, Horizon Seed Plus Convertible Preference Shares fundraise in April 2020 for proceeds of US$2.35 million and Horizon Seed Convertible Preference Shares fundraise in December 2018 for proceeds of S$1.15 million.

Cash Flows

Comparison of the six months ended June 20, 2025 and 2024

The following table summarized our cash flows for the periods presented:

	Six Months Ended June 30,			$ Change	% Change
	2024	2025
	SGD	SGD	USD	SGD
Net cash used in operating activities	(2,634,226)	(5,198,008)	(4,086,805)	(2,563,782)	-97%
Net cash used in investing activities	(1,759,439)	(251,703)	(197,895)	1,507,736	86%
Net cash provided by financing activities	—	—	—	—	—

Operating Activities

Net cash used in operating activities during the six months ended June 30, 2025, was S$5.2 million (US$4.1 million), resulting primarily from a net loss of S$10.3 million, adjusted for non-cash charges of S$4.5 million in share-based compensation expense, S$0.5 million in depreciation and amortization, S$0.4 million of unrealized foreign exchange loss and offset by S$0.3 million of changes in working capital. The increase in net cash used in operating activities from the prior year was primarily related to the Company’s increase in hiring of research and development personnel and associated operational support costs.

Net cash used in operating activities during the six months ended June 30, 2024, was S$2.6 million, resulting primarily from a net loss of S$3.0 million, adjusted for non-cash charges of S$0.3 million in depreciation and amortization and S$0.1 million in share-based compensation expense, followed by S$0.3 million of changes in working capital and offset by S$0.4 million in unrealized foreign exchange gain.

Investing Activities

Net cash used in investing activities during the six months ended June 30, 2025, was S$0.3 million (US$0.2 million) representing additions of S$0.2 million of purchases relating to computer and office equipment to support increased staff headcount and operational requirements and additions of S$0.1 million to equipment primarily related to the development of a quantum computing system.

Net cash used in investing activities during the six months ended June 30, 2024, was S$1.8 million representing additions of S$1.2 million to equipment primarily related to the development of a quantum computing system, S$0.5 million attributable to capital expenditures for office renovation works and additions of S$0.1 million of purchases relating to computer and office equipment to support increased staff headcount and operational requirements.

Financing activities

Net cash provided by financing activities during the six months ended June 30, 2025 and 2024, was nil for the period as the Company did not undertake any financing transactions.

Comparison of the Years Ended December 31, 2024 and 2023

The following table summarizes our cash flows for the periods presented:

	December 31,			$ Change	% Change
	2023	2024
	SGD	SGD	USD	SGD
Net cash used in operating activities	(4,858,717)	(7,429,105)	(5,437,788)	(2,570,388)	-53%
Net cash used in investing activities	(585,472)	(2,733,902)	(2,001,099)	(2,148,430)	-367%
Net cash provided by financing activities	6,639,522	—	—	(6,639,522)	-100%

Operating Activities

Horizon’s cash flows from operating activities are significantly affected by the growth of its business primarily related to research and development, sales and marketing, and general and administrative activities. Horizon’s operating cash flows are also affected by its working capital needs to support growth in personnel-related expenditures and fluctuations in accounts payable and other current assets and liabilities.

Net cash used in operating activities during the year ended December 31, 2024, was S$7.4 million (US$5.4 million), resulting primarily from a net loss of S$7.5 million, adjusted for non-cash charges of S$0.9 million in depreciation and amortization, S$0.2 million in share-based compensation and offset by S$0.7 million of changes in working capital and S$0.3 million of unrealized foreign exchange gain. The increase of S$2.6 million in net cash used in operating activities from the prior year was primarily related to a S$1.9 million increase in personnel expenses, of which S$1.5 million was from increased hiring, primarily within the research and development team as well as a S$0.4 million increase in staff bonuses, other miscellaneous payments and associated operational support costs, including S$0.1 million in facilities expenses, S$0.1 million in travel related expenses as a result of increased staff and greater participation in industry conferences compared to the prior year, and an increase of S$0.1 million in professional and outsourced services to support compliance and other operational requirements.

Net cash used in operating activities during the year ended December 31, 2023, was S$4.9 million, resulting primarily from a net loss of S$5.2 million, adjusted for non-cash charges of S$0.3 million in depreciation and amortization, S$0.3 million in share-based compensation expense, S$0.2 million in unrealized foreign exchange loss and offset by S$0.4 million of changes in working capital.

Investing Activities

Net cash used in investing activities during the year ended December 31, 2024, was S$2.7 million (US$2.0 million) representing additions of S$1.7 million to equipment primarily related to the development of a quantum computing system, additions of S$0.9 million attributable to capital expenditures for office renovation works, and additions of S$0.1 million of purchases relating to computer and office equipment to support increased staff headcount and operational requirements.

Net cash used in investing activities during the year ended December 31, 2023, was S$0.6 million representing additions of S$0.6 million to computer equipment related to operational requirements.

Financing activities

Net cash provided by financing activities during the year ended December 31, 2024, was nil for the period as Horizon did not undertake any financing transactions.

Net cash provided by financing activities during the year ended December 31, 2023, was S$6.6 million, reflecting net proceeds from the issuance of Series A convertible preference shares.

Contractual Obligations

Horizon leases office space in Singapore under two operating lease agreements with remaining lease terms of around 18 months. The lease agreements provide for monthly rental payments and other service charges. See “Note 7 — Right-Of-Use Assets and Lease Liabilities” in Horizon’s consolidated financial statements and notes for the fiscal years ended December 31, 2024 and 2023 included in this proxy statement/prospectus for more information. Horizon also entered a material purchase commitment with Maybell Quantum Industries Inc. to purchase capital equipment related to its hardware testbed. The unpaid contract value of the agreement is approximately US$581 thousand and payment is required upon delivery and acceptance of the equipment and is expected to close in late 2025.

Off-Balance Sheet Arrangements

As of June 30, 2025 and through the date of this proxy statement/prospectus, we do not have any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting estimates are those estimates made in accordance with GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the company. In accounting for share-based compensation, the use of valuation methods for awards granted when the Horizon Ordinary Shares are not publicly traded, the use of estimates in option valuation model inputs such as expected volatility, term of options, risk-free interest rates are subjective and the change in these assumptions can materially affect the amount of share-based compensation expense recognized in the consolidated financial statements.

Revenue Recognition

See “Note 2 — Revenue Recognition” in Horizon’s consolidated financial statements and notes for the fiscal years ended December 31, 2024 and 2023 included in this proxy statement/prospectus.

Leases

See “Note 2 — Leases” in Horizon’s consolidated financial statements and notes for the fiscal years ended December 31, 2024 and 2023 included in this proxy statement/prospectus.

Share-Based Compensation

See “Note 2 — Share-Based Compensation” in Horizon’s consolidated financial statements and notes for the fiscal years ended December 31, 2024 and 2023 included in this proxy statement/prospectus.

Foreign Operations and Foreign Currency Translation

See “Note 2—“Foreign Operations Foreign Currency Translation” in Horizon’s consolidated financial statements and notes for the fiscal years ended December 31, 2024 and 2023 included in this proxy statement/prospectus.

Loss Contingencies

In the future, we may be involved in various legal proceedings, claims, and regulatory, tax, and government inquiries and investigations that arise in the ordinary course of business. Certain of these matters include claims for substantial or indeterminate amounts of damages. We will record a liability when we believe that a loss is probable, and the amount can be reasonably estimated. If we determine that a loss is reasonably possible and the loss or range of loss can be reasonably estimated, we disclose the possible loss in the accompanying notes to our consolidated financial statements. If we determine that a loss is reasonably possible, but the loss or range of loss cannot be reasonably estimated, we will state in the accompanying notes to our consolidated financial statements that an estimate of the loss cannot be made.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Horizon conducts operations through its Ireland subsidiary and we incur expenses and record assets and liabilities in local currencies such as the Euro. Accordingly, fluctuations in foreign currency exchange rates relative to the Singapore Dollar may impact our consolidated financial statements. For the year ended December 31, 2024 and 2023, Horizon reported foreign currency translation loss of approximately S$17 thousand and a gain of approximately S$8 thousand, respectively. Horizon expects that its exposure to loss in future earnings, fair values or cash flows resulting from foreign exchange risk will increase as its operations in Ireland grow and as a result of future sales in other global markets, such as North America and Europe. Horizon has not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future.

Recent Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position, results of operations, and cash flows is included in Note 2, to Horizon’s notes to our consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this prospectus.

Emerging Growth Company Status

As defined in Section 102(b)(1) of the JOBS Act, Horizon is an emerging growth company (“EGC”). As such, Horizon will be eligible for and intends to rely on certain exemptions and reduced reporting requirements provided by the JOBS Act, including (a) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act, (b) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (c) reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements.

Horizon will remain an EGC until the earliest of (1) the last day of its fiscal year during which it has total annual gross revenues of at least US$1.235 billion; (2) the last day of its fiscal year following the fifth anniversary of the closing of the Business Combination; (3) the date on which Horizon has, during the previous three-year period, issued more than US$1.0 billion in non-convertible debt; or (4) the date on which the Company is deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if Horizon has been a public company for at least 12 months and the market value of its Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter.

MANAGEMENT OF HOLDCO FOLLOWING THE BUSINESS COMBINATION

Executive Officers and Directors of Holdco After the Business Combination

Name	Age	Position
Executive Officers
Dr. Joseph F. Fitzsimons	43	Chief Executive Officer and Chairman of the Board of Directors
Gregory M. Gould	57	Chief Financial Officer
Dr. Si-Hui Tan	44	Chief Science Officer
Non-Employee Directors
Harry L. You	65	Director

Executive Officers

Dr. Joseph Fitzsimons will be the Chief Executive Officer of Holdco following the Business Combination and has been the Chief Executive Officer of Horizon since March 2019, after founding Horizon in January 2018. Dr. Fitzsimons is an academic authority on quantum computing with extensive research and development expertise. Prior to Horizon, from May 2013 to February 2019, Dr. Fitzsimons was a professor at the Singapore University of Technology and Design, achieving the position of a tenured associate professor in 2018. In addition, from November 2010 until February 2019, Dr. Fitzsimons held various position at the Center for Quantum Technologies in Singapore, ultimately becoming a Principal Investigator in 2017, a position Dr. Fitzsimons held for the remainder of his time there. Prior to that, between October 2007 and September 2010, Dr. Fitzsimons simultaneously held positions as a Senior Research Fellow and a Junior Research Fellow within Oxford University’s Department of Materials and Merton College, respectively. Additionally, from 2006 until 2007, Dr. Fitzsimons was a Graduate Teaching Assistant at Oriel College. Dr. Fitzsimons has held multiple visiting positions at academic institutions between 2006 and 2018, included at the University of California, Berkley, University College in Dublin, Ireland and the Institute for Quantum Computing at the University of Waterloo. Dr. Fitzsimons has received several awards and distinctions, most notably from the MIT Technology Review, the Singapore National Research Foundation and the University of Oxford. Since 2008, Dr. Fitzsimons has been awarded ten research grants from a variety of governmental and academic institutions. Dr. Fitzsimons received his doctorate in 2007 from the University of Oxford’s Department of Materials, having completed a doctoral thesis titled Architectures for Quantum Computation under Restricted Controls. Prior to this he was awarded his bachelors of science in theoretical physics from University College Dublin, Ireland, achieving first class honors. Dr. Fitzsimons’ work has been cited over 6,900 times, he is listed as an inventor on three patents related to quantum computing, has authored in excess of 60 publications and is a member of multiple professional societies, including as president of the Southeast Asia Quantum Industry Association and as board member of the Irish Chamber of Commerce in Singapore.

Gregory Gould will be the Chief Financial Officer of Holdco following the Business Combination and has been the Chief Financial Officer of Horizon since August 2025. Mr. Gould is a seasoned professional with deep investment and operational expertise in the tech sector, from AI, to FinTech, InsurTech, blockchain, retail tech and PropTech. In addition to his role at Horizon, Mr. Gould acts as a strategic advisor to Penchant Holdings, Inc., and as a venture partner with 14Peaks Capital Advisors LLC, positions which he has held since December 2024 and May 2022, respectively. From December 2023 to May 2024, Mr. Gould was the Chief Financial Officer of FitMatch Inc., a leading AI-driven ’FitTech company that lets consumers find correct-fitting clothing. Prior to Fit, from May 2022 to September 2023, Mr. Gould was the Chief Financial Officer of Groundspeed Analytics, Inc., an InsurTech solution provider, where he rebuilt the finance team and successfully raised funding and helped drive a merger with Two Sigma Insurance Quantified, LP (a/ka/ Insurance Quantified). Earlier in his career, from January 2019 to January 2021, Mr. Gould was a Senior Vice President at Quarters Holdings GmbH, a PropTech company. From July 2017 to August 2019, was a Senior Advisor at CORESTATE Capital Holdings S.A. (XTERA: CCAP.DE), an investment manager and co-investor. Finally, Mr. Gould began his career at Goldman Sachs Group, Inc. (“Goldman”), where he became a Managing Direct and Co-Deputy Director of Goldman’s Global Technology Investment Research Group, leading equity and fixed income transactions. In 2023, Mr. Gould was identified as a “Top 25 CFO” of Miami by TheTopCFOs.com (f/k/a Finance & Investing), a publication focusing on business news and corporate actions related to banking, finance, and other topics relevant to public and private markets. Mr. Gould obtained his Bachelor of Science (B.S.) in Finance, Sloan School of Management from Massachusetts Institute of Technology, in 1990.

Dr. Si-Hui Tan will be the Chief Science Officer of Holdco following the Business Combination and has been the Chief Science Officer of Horizon since March 2019. Dr. Tan is an accomplished academic and researcher in the field of quantum computing, with extensive experience in research and development. Prior to Horizon, from October 2013 to February 2019, Dr. Tan was a research Scientist at the Singapore University of Technology and Design, where she specialized in research and development as it pertains to quantum computation. Before her time at the Singapore University of Technology and Design, from December 2010 to October 2013, Dr. Tan was a research scientist at A*Star Data Storage Institute, where her research focused primarily on quantum optics and quantum communications. Dr. Tan has received ten academic honors and awards, most recently, as a 2025 SG Digital Leader and in 2021 she was named as a Singapore 100 Women In Tech. Dr. Tan’s publications have also been cited over 1800 times. Dr. Tan obtained her doctorate in physics from Massachusetts Institute of Technology, and her Bachelor of Science (B.S.) in physics from the California Institute of Technology (Caltech).

Non-Employee Directors

Harry You will serve as a director of Holdco following the Business Combination. Mr. You’s biography appears in the section entitled “Information About DMY — Directors and Executive Officers; Biographies.”

[•] will serve as a director of Holdco following the Business Combination.

[•] will serve as a director of Holdco following the Business Combination.

[•] will serve as a director of Holdco following the Business Combination.

[•] will serve as a director of Holdco following the Business Combination.

[•] will serve as a director of Holdco following the Business Combination.

[•] will serve as a director of Holdco following the Business Combination.

Family Relationships

There are no family relationships among any of Holdco’s directors or executive officers.

Director Independence

As a result of its securities being listed on Nasdaq following consummation of the Business Combination, Holdco will adhere to the rules of Nasdaq in determining whether a director is independent. In connection with the consummation of the Business Combination, the Holdco Board will undertake a review of the independence of the individuals named above and will determine which directors qualify as “independent” as defined under the applicable Nasdaq rules.

The Nasdaq definition of “independence” includes a series of objective tests, such as the director or director nominee is not, and was not during the last three years, an employee of the Holdco and has not received certain payments from, or engaged in various types of business dealings with, the Holdco. In addition, as further required by the Nasdaq Listing Rules, the Holdco Board will make a subjective determination as to each director nominee’s independence and expects to determine that no relationships exist which, in the opinion of the Holdco Board, would interfere with such individual’s exercise of independent judgment in carrying out his or her responsibilities as a director. In making these determinations, the Holdco Board will review and discuss information provided by the directors with regard to each director’s business and personal activities as they may relate to Holdco and its management.

Upon the Closing, we anticipate that the size of the Holdco Board will be [seven directors], [•] of whom will qualify as independent within the meaning of the independent director guidelines of Nasdaq. We anticipate that Harry You, [•], [•] and [•] will be “independent directors” as defined in the rules of Nasdaq and applicable SEC rules.

Controlled Company

We anticipate that Dr. Fitzsimons, will hold approximately 69.1% of the voting power of Holdco’s voting securities for the election of directors. As a result, Holdco expects to be a controlled company within the meaning of the Nasdaq rules, and, as a result, may qualify for exemptions from certain corporate governance requirements.

Under Nasdaq rules, a controlled company is exempt from certain corporate governance requirements, including:

•        the requirement that a majority of the board of directors consist of independent directors;

•        the requirement that if a listed company has a nominating and governance committee, it be composed of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•        the requirement that a listed company have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        the requirement for an annual performance evaluation of the nominating and governance committee, if applicable, and compensation committee.

Controlled companies must comply with Nasdaq’s other corporate governance standards. These include having and audit committee and the special meetings of independent or non-management directors.

Although we qualify as a “controlled company,” we do not currently expect to rely on these exemptions and intend to fully comply with all corporate governance requirements under the listing standards of Nasdaq. However, if we were to utilize some or all of these exemptions, we would not comply with certain of the corporate governance standards of the Nasdaq, which could adversely affect the protections for other stockholders.

Committees of the Holdco Board

The Holdco Board will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of the Holdco Board are described below. Members serve on these committees until their resignation or until otherwise determined by the Holdco Board. Holdco may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Holdco’s audit committee will consist of [•], [•] and [•]. The Holdco Board will determine which members of the audit committee qualify as “independent” under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of the audit committee will be [•]. The Holdco Board will determine that [•] is an “audit committee financial expert” within the meaning of SEC regulations. Each member of Holdco’s audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the Holdco Board will examine each audit committee member’s scope of experience and the nature of their employment.

The primary purpose of the audit committee will be to discharge the responsibilities of the Holdco Board with respect to corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee Holdco’s independent registered public accounting firm. Specific responsibilities of the audit committee include:

•        helping the Holdco Board oversee corporate accounting and financial reporting processes;

•        managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit Holdco’s consolidated financial statements;

•        discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, Holdco’s interim and year-end operating results;

•        developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•        reviewing related person transactions; obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes Holdco’s internal quality control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•        approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

The compensation committee will consist of [•], [•] and [•]. The chair of the compensation committee will be [•]. The Holdco Board will determine which members of the compensation committee qualify as “independent” under the Nasdaq listing standards and as “non-employee directors” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of the compensation committee will be to discharge the responsibilities of the Holdco Board in overseeing the compensation policies, plans and programs and to review and determine the compensation to be paid to executive officers, directors and other senior management, as appropriate. Specific responsibilities of the compensation committee will include:

•        reviewing and approving the compensation of the chief executive officer, other executive officers and senior management;

•        reviewing and recommending to the Holdco Board the compensation of directors;

•        administering the equity incentive plans and other benefit programs;

•        reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for the executive officers and other senior management; and

•        reviewing and establishing general policies relating to compensation and benefits of the employees, including the overall compensation philosophy.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee will consist of [•], [•] and [•]. The chair of the nominating and corporate governance committee will be [•]. The Holdco Board will determine which members of the nominating and corporate governance committee qualify as independent under the Nasdaq listing standards.

Specific responsibilities of the nominating and corporate governance committee will include:

•        identifying and evaluating candidates, including the nomination of incumbent directors for re-election and nominees recommended by stockholders, to serve on the Holdco Board;

•        considering and making recommendations to the Holdco Board regarding the composition and chairmanship of the committees of the Holdco Board;

•        developing and making recommendations to the Holdco Board regarding corporate governance guidelines and matters, including in relation to corporate social responsibility; and

•        overseeing periodic evaluations of the performance of the Holdco Board, including its individual directors and committees.

Compensation Committee Interlocks and Insider Participation

None of the intended members of Holdco’s compensation committee has ever been an executive officer or employee of Holdco. None of Holdco’s executive officers currently serve, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the Holdco Board or compensation committee.

Code of Ethics

Following the consummation of the Business Combination, Holdco will have a code of ethics that applies to all of its executive officers, directors and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The code of ethics will be available on Holdco’s website, [•]. In addition, Holdco intends to post on its website all disclosures that are required by law or the listing standards of Nasdaq concerning any amendments to, or waivers from, any provision of the code. The reference to the Holdco website address does not constitute incorporation by reference of the information contained at or available through Holdco’s website, and you should not consider it to be a part of this proxy statement/prospectus.

Limitation on Liability and Indemnification of Directors and Officers

Following the consummation of the Business Combination, the Holdco A&R Constitution will contain provisions requiring that Holdco indemnify its directors, officers, and executives against all costs, charges, losses, expenses, and liabilities incurred by them the execution of their duties or in relation thereto, and to advance expenses (including attorneys’ fees) incurred in defending any action, suit or proceeding for which indemnification would be allowed, all to the extent permissible under Irish law. In addition, Holdco will enter into an indemnification agreement with each of its directors and executive officers that provides for indemnification of that director and/or executive officer against certain claims that arise by reason of their status or service as a director or executive officer. Holdco will purchase directors and officers liability insurance to cover its indemnification obligations to its directors and executive officers as well as to cover directly certain claims made against its directors and executive officers.

HORIZON EXECUTIVE AND DIRECTOR COMPENSATION

Horizon Executive Officer and Director Compensation

The aggregate cash compensation paid by Horizon to its executive officers and directors who are expected to serve as executive officers and directors of Holdco following the consummation of the Business Combination for the year ended December 31, 2024 was S$0.32 million. This amount includes S$0 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses. No share options were awarded by Horizon to the same individuals during the year ended December 31, 2024.

As a foreign private issuer, we will comply with home country compensation disclosure requirements and certain exemptions thereunder rather than the SEC disclosure requirements applicable to U.S. domestic issuers. Under Singapore law, Horizon is not required to disclose compensation paid to its executive officers and directors on an individual basis and this information has not otherwise been publicly disclosed.

Holdco Executive Officer and Director Compensation Following the Business Combination

Overview

The policies of Holdco with respect to the compensation of its executive officers and directors following the Business Combination will be administered by the Holdco Board in consultation with the compensation committee of the Holdco Board. The compensation decisions regarding Holdco’s executives will be based on Holdco’s need to retain those individuals who continue to perform at or above Holdco’s expectations and to attract individuals with the skills necessary for Holdco to achieve its business plan. Holdco intends to establish an executive compensation program that is competitive with other similarly situated companies in its industry following completion of the Business Combination.

It is anticipated that performance-based and equity-based compensation will be an important foundation in executive compensation packages. Holdco believes that performance-based and equity-based compensation can be an important component of the total executive compensation package for maximizing shareholder value while, at the same time, attracting, motivating and retaining high-quality executives.

Holdco’s executive officers will receive a combination of cash and equity-based compensation. Holdco’s compensation committee will be charged with performing an annual review of Holdco’s cash and equity-based compensation programs to determine whether such programs provide appropriate incentives to Holdco’s executive officers, including whether such incentives are aligned with those provided to similarly situated executive officers in its industry. In addition to the guidance provided by its compensation committee, Holdco may utilize the services of third parties from time to time in connection with the hiring and compensation awarded to executive employees. This could include subscriptions to executive compensation surveys and other databases.

Employment Agreements

In connection with the Business Combination, Holdco expects to enter into employment agreements with certain executive officers, including confidentiality and non-disclosure restrictions and non-competition and non-solicitation restrictions that apply during employment and for certain periods following a termination of employment.

Holdco Incentive Plan

Holdco intends to adopt the Horizon Quantum Holdings Ltd. 2025 Equity Incentive Plan, which is referred to in this proxy statement/prospectus as the “2025 Plan.” The purpose of the 2025 Plan is to enhance the ability of Holdco to attract, retain and motivate persons who make important contributions to Holdco by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Equity awards and equity-linked compensatory opportunities are intended to assist in further aligning the interests of directors, employees, and consultants with those of our shareholders. The Plan Administrator may grant awards to any director, employee or consultant of Holdco or its subsidiaries. Only employees are eligible to receive incentive share options.

Material Terms of the 2025 Plan

The material terms of the 2025 Plan are summarized below; however, the summary is qualified in its entirety by reference to the full text of the 2025 Plan, which is included as Annex I to this proxy statement/prospectus.

Administration

The 2025 Plan will be administered by the Holdco Board or one more committees or subcommittees of the Holdco Board, which will be comprised, unless otherwise determined by the Holdco Board, solely of not less than two members who will be non-employee directors (a “Committee”), or any officer that has been delegated administrative authority pursuant to the 2025 Plan for the duration such delegation is in effect (collectively, the “Plan Administrator”). The Plan Administrator will have full power to (i) designate participants; (ii) determine the type or types of awards to be granted to a participant; (iii) determine the number of shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, awards; (iv) determine the terms and conditions of any award; (v) determine whether, to what extent, and under what circumstances awards may be settled or exercised in cash, shares, other securities, other awards or other property, or canceled, forfeited, or suspended, and the method or methods by which awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares, other securities, other awards or other property and other amounts payable with respect to an award shall be made; (vii) interpret, administer, reconcile any inconsistency in, settle any controversy regarding, correct any defect in and/or complete any omission in the 2025 Plan and any instrument or agreement relating to, or award granted under, the 2025 Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Plan Administrator shall deem appropriate for the proper administration of the 2025 Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, awards; (x) to reprice existing awards or to grant awards in connection with or in consideration of the cancellation of an outstanding award with a higher price; and (xi) make any other determination and take any other action that the Plan Administrator deems necessary or desirable for the administration of the 2025 Plan.

Share Reserve

The maximum aggregate number of Holdco Class A Ordinary Shares that may be issued under the 2025 Plan is the sum of (A) ten percent (10%) of the sum of (x) the total number of Holdco Ordinary Shares issued and outstanding immediately after the Closing, plus (y) the total number of Holdco Ordinary Shares issuable upon conversion, exercise, or exchange of convertible, exercisable, or exchangeable securities outstanding immediately after the Closing, plus (B) an increase commencing on January 1, 2026 and continuing annually on each anniversary thereof through and including January 1, 2035, equal to the lesser of (i) five percent (5%) of the shares available for issuance under the 2025 Plan as of the last day of the immediately preceding calendar year and (ii) such smaller number of shares as determined by the Board or the Committee.

Ten percent (10%) of the sum of (x) the total number of Holdco Ordinary Shares issued and outstanding immediately after the Closing, plus (y) the total number of Holdco Ordinary Shares issuable upon conversion, exercise, or exchange of convertible, exercisable, or exchangeable securities outstanding immediately after the Closing may be issued upon the exercise of incentive share options.

Shares issuable under the 2025 Plan may be newly issued or repurchased shares. Upon payment in shares pursuant to the exercise or settlement of an award, the number of shares available for issuance under the 2025 Plan shall be reduced only by the number of shares actually issued in such payment. If a participant pays the exercise price (or purchase price, if applicable) of an award through the tender of shares, or if the shares are tendered or withheld to satisfy any tax withholding obligations, the number of shares so tendered or withheld shall again be available for issuance pursuant to future Awards under the 2025 Plan, although such shares shall not again become available for issuance as incentive share options. Shares shall not be deemed to have been issued pursuant to the 2025 Plan with respect to any portion of an award that is settled in cash. Shares underlying any awards under the 2025 Plan that are settled in cash, forfeited, canceled, repurchased, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding satisfied without the issuance of shares or otherwise terminated (other than by exercise) will be added back to the shares available for issuance under the 2025 Plan, although shares shall not again become available for issuance as incentive share options. Additionally, shares issued as “substitute awards” (as defined in the 2025 Plan) will not count against the 2025 Plan’s share limit.

The share reserve described herein may be subject to certain adjustments in the event of certain changes in the capitalization of Holdco (see “— Equitable Adjustments” below).

Annual Limitation on Awards to Non-Employee Directors

The 2025 Plan contains a limitation whereby the value of all awards under the 2025 Plan and all other cash compensation paid by Holdco to any non-employee director may not exceed $1,000,000 for the first calendar year a non-employee director is initially appointed to the Board, and $750,000 in any other calendar year.

Types of Awards

The 2025 Plan provides for the grant of share options, share appreciation rights, restricted shares, restricted share units, performance awards, dividend equivalent awards, and other share- or cash-based awards (collectively, “awards”).

Share Options.    The 2025 Plan permits the granting of both options intended to qualify as incentive share options under Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) and options that do not so qualify. Options granted under the 2025 Plan will be nonqualified options if they fail to qualify as incentive share options or exceed the annual limit on incentive share options. Incentive share options may only be granted to employees of Holdco and its subsidiaries. Nonqualified options may be granted to any persons eligible to receive awards under the 2025 Plan.

The exercise price of each option will be determined by the Plan Administrator, but such exercise price may not be less than 100% of the fair market value of one Holdco Class A Ordinary Share on the date of grant if the grant could result in adverse tax consequences or, in the case of an incentive share option granted to a 10% or greater shareholder, 110% of such share’s fair market value. The term of each option will be set by the Plan Administrator and may not exceed ten (10) years after the date it is granted to any employee of Holdco or its related corporations (as defined in the Singapore Companies Act) (or five (5) years for an incentive share option granted to a 10% or greater shareholder, or five (5) years after the date any option is granted to any other participant). The Plan Administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Upon exercise of an option, the exercise price must be paid in full either in cash, check or, with approval of the Plan Administrator, by surrender of other shares that meet the conditions established by the Plan Administrator to avoid adverse accounting consequences to Holdco, by broker-assisted cashless exercise, by delivery of a notice of “net exercise” to Holdco, such other consideration and method of payment to the extent permitted by applicable law, or any combination of the foregoing methods of payment.

Share Appreciation Rights.    The Plan Administrator may award share appreciation rights subject to such conditions and restrictions as it may determine. Share appreciation rights entitle the recipient to shares or cash, equal to the value of the appreciation in Holdco’s share price over the exercise price, as set by the Plan Administrator and which will be at least equal to the fair market value of one Holdco Class A Ordinary Share on the grant date. The term of each share appreciation right will be set by the Plan Administrator and may not exceed ten years from the date of grant. The Plan Administrator will determine at what time or times each share appreciation right may be exercised, including the ability to accelerate the vesting of such share appreciation rights.

Restricted Shares.    A restricted share award is an award of shares that vest in accordance with the terms and conditions established by the Plan Administrator. The Plan Administrator will determine the persons to whom grants of restricted share awards are made, the number of restricted shares to be awarded, the price (if any) to be paid for the restricted shares, the time or times within which awards of restricted shares may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of restricted share awards. Unless otherwise provided in the applicable award agreement, a participant generally will have the rights and privileges of a shareholder as to such restricted shares, including without limitation the right to vote such restricted shares and the right to receive cash dividends, if applicable.

Restricted Share Units.    Restricted share units are the right to receive shares at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the Plan Administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with Holdco or its subsidiaries, the passage of time or other restrictions or conditions. The Plan Administrator determines the persons to whom grants of restricted share units are made, the number of restricted share units to be awarded, the time or times within which awards of restricted share units may be subject to forfeiture, the vesting schedule, and rights to acceleration thereof, and all other terms and conditions of the restricted share unit awards. The value of the restricted share units may be paid in shares, cash, other securities, other property, or a combination of the foregoing, as determined by the Plan Administrator.

The holders of restricted share units will have no voting rights. Prior to settlement or forfeiture, restricted share units awarded under the 2025 Plan may, at the Plan Administrator’s discretion, provide for a right to dividend equivalents.

Performance Awards.    The Plan Administrator has the authority to grant share options, share appreciation rights, restricted shares, or restricted share units as a performance award, which means that such awards vest at least in part upon the attainment of one or more specified performance criteria. For each performance period, the Plan Administrator will have the sole authority to select the length of such performance period, the types of performance award to be granted, the performance criteria that will be used to establish the performance goals, and the level(s) of performance which shall result in a performance award being earned. At any time, the Plan Administrator may adjust or modify the calculation of a performance goal for a performance period, to appropriately reflect any circumstance or event that occurs during a performance period and that in the Plan Administrator’s sole discretion, warrants adjustment or modification. Depending on the type of performance award granted, the previously discussed terms and conditions will also apply to a performance award.

Performance criteria for a performance award may be based on the attainment of specific levels of performance of Holdco (and/or one or more subsidiaries, divisions, business segments or operational units, or any combination of the foregoing) and may include, without limitation, any of the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) revenue or revenue growth (measured on a net or gross basis); (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital); (viii) financing and other capital raising transactions (including, but not limited to, sales of Holdco’s equity or debt securities); (ix) earnings before or after taxes, interest, depreciation and/or amortization; (x) gross or operating margins; (xi) productivity ratios; (xii) share price (including, but not limited to, growth measures and total shareholder return); (xiii) expense targets; (xiv) margins; (xv) productivity and operating efficiencies; (xvi) customer satisfaction; (xvii) customer growth; (xviii) working capital targets; (xix) measures of economic value added; (xx) inventory control; (xxi) enterprise value; (xxii) sales; (xxiii) debt levels and net debt; (xxiv) combined ratio; (xxv) timely launch of new facilities; (xxvi) client retention; (xxvii) employee retention; (xxviii) timely completion of new product rollouts; (xxix) cost targets; (xxx) reductions and savings; (xxxi) productivity and efficiencies; (xxxii) strategic partnerships or transactions; and (xxxiii) personal targets, goals or completion of projects. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of Holdco and/or one or more subsidiaries as a whole or any business unit(s) of Holdco and/or one or more subsidiaries or any combination thereof, or any of the above performance criteria may be compared to the performance of a selected group of comparison or peer companies, or a published or special index that the Plan Administrator deems appropriate, or as compared to various stock market indices.

Dividend Equivalents.    An award of dividend equivalents entitles the holder to be credited with an amount equal to all dividends paid on one share while the holder’s tandem award is outstanding. Dividend equivalents may be paid currently or credited to an account for the participant, settled in cash or shares, and subject to the same restriction on transferability and forfeitability as the award with respect to which the dividend equivalents are granted.

Other Share- or Cash-Based Awards.    Other share-based awards may be granted either alone, in addition to, or in tandem with, other awards granted under the 2025 Plan and/or cash awards made outside of the 2025 Plan. The Plan Administrator shall have authority to determine the service providers to whom and the time or times at which other share-based awards shall be made, the amount of such other share-based awards, and all other conditions of the other share-based awards including any dividend and/or voting rights. The Plan Administrator may grant cash awards in such amounts and subject to such performance or other vesting criteria and terms and conditions as the Plan Administrator may determine.

Repricing

Notwithstanding anything to the contrary in the 2025 Plan, unless a repricing is approved by shareholders, in no case may the Plan Administrator (i) amend an outstanding option or share appreciation right to reduce the exercise price of the award, (ii) cancel, exchange, or surrender an outstanding option or share appreciation right in exchange for cash or other awards for the purpose of repricing the award, or (iii) cancel, exchange, or surrender an outstanding option or share appreciation right in exchange for an option or share appreciation right with an exercise price that is less than the exercise price of the original award.

Tax Withholding

Participants in the 2025 Plan are responsible for the payment of any federal, state, or local taxes that Holdco or its subsidiaries are required by law to withhold upon the exercise of options or share appreciation rights or vesting of other awards. Without limitation, the Plan Administrator may, in its sole discretion, permit a participant to satisfy, in whole or in part, the foregoing withholding liability by (A) the delivery of shares (which are not subject to any pledge or other security interest) owned by the participant having a fair market value equal to such withholding liability, (B) having Holdco withhold from the number of shares otherwise issuable or deliverable pursuant to the exercise or settlement of the award a number of shares with a fair market value equal to such withholding liability, (C) deducting an amount sufficient to satisfy such withholding obligation from any payment of any kind otherwise due to a participant, (D) accepting a payment from the participant in cash, by wire transfer of immediately available funds, or by check made payable to the order of Holdco, or (E) if there is a public market for shares at the time the withholding obligation for a tax obligation is to be satisfied, selling shares issued pursuant to the award creating the withholding obligation. The amount withheld pursuant to any of the foregoing payment forms will be determined by Holdco and may be up to (but not in excess of) the aggregate amount of such obligations based on the maximum statutory withholding rates in the participant’s jurisdiction for all tax obligations that are applicable to such taxable income.

Equitable Adjustments

In the event of a merger, consolidation, recapitalization, share split, reverse share split, reorganization, split-up, spin-off, combination, repurchase or other change in corporate structure affecting the shares, the Plan Administrator will adjust (i) the number and class of shares which may be delivered under the 2025 Plan (or number and kind of other securities or other property); (ii) the number, class and price (including the exercise or strike price of options and share appreciation rights) of shares subject to outstanding awards, (iii) any applicable performance criteria, performance period, and other terms and conditions of outstanding performance awards, and (iv) the 2025 Plan’s numerical limits.

Change in Control

In the event of any change in control (as defined in the 2025 Plan), each outstanding Award shall be assumed or an equivalent award substituted by the acquiring or successor corporation or a parent of the acquiring or successor corporation. Unless determined otherwise by the Administrator, in the event that the successor corporation refuses to assume or substitute an Award, (A) the participant shall fully vest in and have the right to exercise the Award as to all of the shares, including those as to which it would not otherwise be vested or exercisable; (B) all applicable restrictions will lapse; and (C) all performance objectives and other vesting criteria will be deemed achieved at targeted levels. If an Option or SAR is not assumed or substituted in the event of a change in control, the Administrator shall notify the participant in writing or electronically that the Option or SAR shall be exercisable, to the extent vested, for a period of up to fifteen (15) days from the date of such notice, and the Option or SAR shall terminate upon the expiration of such period.

Transferability of Awards

Unless determined otherwise by the Plan Administrator, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, except to a participant’s estate or legal representative, and may be exercised, during the lifetime of the participant, only by the participant.

Term

The 2025 Plan will become effective upon the Closing, and, unless terminated earlier, the 2025 Plan will continue in effect for a term of ten (10) years.

Amendment and Termination

The Holdco Board may amend, alter, suspend or terminate the 2025 Plan at any time. No amendment or termination of the 2025 Plan will materially impair the rights of any participant, unless mutually agreed otherwise between the participant and Holdco. Approval of the shareholders shall be required for any amendment, where required by applicable law, as well as (i) to increase the number of shares available for issuance under the 2025 Plan and (ii) to change the persons or class of persons eligible to receive awards under the 2025 Plan.

Recoupment Policy

All awards granted under the 2025 Plan, all amounts paid under the 2025 Plan, and all shares issued under the 2025 Plan shall be subject to reduction, recoupment, clawback, or recovery by Holdco in accordance with applicable laws and with company policy.

Form S-8

Holdco intends to file with the SEC a registration statement on Form S-8 covering the shares issuable under the 2025 Plan.

Material United States Federal Income Tax Considerations

The following is a general summary under current law of the material U.S. federal income tax considerations related to awards and certain transactions under the 2025 Plan, based upon the current provisions of the Code and regulations promulgated thereunder. This summary deals with the general federal income tax principles that apply and is provided only for general information. It does not describe all federal tax consequences under the 2025 Plan, nor does it describe state, local, or foreign income tax consequences or federal employment tax consequences. The rules governing the tax treatment of such awards are quite technical, so the following discussion of tax consequences is necessarily general in nature and is not complete. In addition, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

The 2025 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. Holdco’s ability to realize the benefit of any tax deductions described below depends on Holdco’s generation of taxable income as well as the requirement of reasonableness and the satisfaction of Holdco’s tax reporting obligations.

Incentive Share Options.    No taxable income is generally realized by the optionee upon the grant or exercise of an incentive share option. If shares issued to an optionee pursuant to the exercise of an incentive share option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the Shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) neither Holdco nor its subsidiaries will be entitled to any deduction for federal income tax purposes; provided that such incentive share option otherwise meets all of the technical requirements of an incentive share option. The exercise of an incentive share option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.

If the shares acquired upon the exercise of an incentive share option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the Holdco Class A Ordinary Shares at exercise (or, if less, the amount realized on a sale of such Shares) over the option exercise price thereof, and (ii) Holdco or its subsidiaries will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive share option is paid by tendering shares.

If an incentive share option is exercised at a time when it no longer qualifies for the tax treatment described above, the option is treated as a nonqualified option. Generally, an incentive share option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.

Nonqualified Options.    No income is generally realized by the optionee at the time a nonqualified option is granted. Generally, (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the Holdco Class A Ordinary Shares issued on the date of exercise, and Holdco or its subsidiaries receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the shares have been held. Special rules will apply where all or a portion of the exercise price of the nonqualified option is paid by tendering shares. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value of the Holdco Class A Ordinary Shares over the exercise price of the option.

Share Appreciation Rights, Restricted Shares, Restricted Share Units, Dividend Equivalent Awards and Other Share- and Cash-Based Awards.    The current federal income tax consequences of other awards authorized under the 2025 Plan generally follow certain basic patterns: (i) share appreciation rights are taxed and deductible in substantially the same manner as nonqualified options; (ii) nontransferable restricted shares subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value of the Holdco Class A Ordinary Shares over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election); and (iii) restricted share units, dividend equivalents, and other share- or cash-based awards are generally subject to tax at the time of payment. Holdco or its subsidiaries generally should be entitled to a federal income tax deduction in an amount equal to the ordinary income recognized by the participant at the time the participant recognizes such income.

The participant’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a share appreciation right, restricted shares, restricted share unit, dividend equivalent award, or other share-based award will be the amount paid for such shares plus any ordinary income recognized when the shares were originally delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

Performance Awards.    The tax consequences of performance awards will generally mirror those of the underlying award type, each of which is discussed above.

Parachute Payments.    The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to either Holdco or its subsidiaries, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Section 409A.    The foregoing description assumes that Section 409A of the Code does not apply to an award under the 2025 Plan. In general, share options and share appreciation rights are exempt from Section 409A if the exercise price per share is at least equal to the fair market value per share of the underlying shares at the time the option or share appreciation right was granted. Restricted share awards are not generally subject to Section 409A. Restricted share units are subject to Section 409A unless they are settled within two and one-half months after the end of the later of (1) the end of Holdco’s fiscal year in which vesting occurs or (2) the end of the calendar year in which vesting occurs. If an award is subject to Section 409A and the provisions for the exercise or settlement of that award do not comply with Section 409A, then the participant would be required to recognize ordinary income whenever a portion of the award vested (regardless of whether it had been exercised or settled). This amount would also be subject to a 20% federal tax and premium interest in addition to the federal income tax at the participant’s usual marginal rate for ordinary income.

Interest of Directors and Executive Officers

All of the individuals who are expected to serve as directors and executive officers of Holdco or Horizon following the completion of the Business Combination are eligible for awards under the 2025 Plan and, thus, have a personal interest in the approval of the 2025 Plan. Nevertheless, Horizon believes that it is important to provide incentives and rewards for superior performance and the retention of executive officers and experienced directors by adopting the 2025 Plan.

2025 Employee Share Purchase Plan

The board of directors and our stockholders have approved the adoption of the Horizon Quantum Holdings Ltd. 2025 Employee Share Purchase Plan (the “ESPP”), which will be effective as of the date of this prospectus. The following summary describes the material terms of the ESPP.

The ESPP will provide our employees and employees of participating subsidiaries with an opportunity to acquire a proprietary interest in Holdco through the purchase of Holdco Class A Ordinary Shares. The ESPP has two components — one which is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and one which is not intended to so qualify.

Share reserve.    The initial maximum aggregate number of shares that may be purchased under the ESPP will be equal to one and one-half percent (1.5%) of the sum of (x) the total number of Holdco Ordinary Shares issued and outstanding immediately after the Closing, plus (y) the total number of Holdco Ordinary Shares issuable upon conversion, exercise, or exchange of convertible, exercisable, or exchangeable securities outstanding immediately after the Closing, which shall increase on January 1 of each of 2026 through 2035, by the lesser of (i) one percent (1%) of the shares available for issuance under the ESPP as of the last day of the immediately preceding calendar year, and (ii) such lesser number of shares as determined by the Holdco Board (collectively, the “ESPP Share Reserve”). ”). Provided, subject to adjustment as discussed below, the share reserve can be no more than 50,000,000 Holdco Ordinary Shares.

Administration.    The Holdco Board or a committee appointed by the Holdco Board will administer the ESPP subject to the terms and conditions of the ESPP (the “ESPP Administrator”). Among other things, the ESPP Administrator will have the authority to (i) make rules and regulations for the administration of the ESPP; (ii) interpret the terms and provisions of the ESPP; (iii) make all determinations it deems advisable for the administration of the ESPP; (iv) decide all disputes arising in connection with the ESPP; and (v) otherwise supervise the administration of the ESPP.

Eligibility.    Employees eligible to participate in any offering pursuant to the ESPP generally include any employee who is employed by Holdco or its subsidiaries at the beginning of the applicable offering period. However, any employee who owns (or is deemed to own as a result of attribution) 5% or more of the total combined voting power or value of all classes of Holdco’s capital shares, or the capital shares of one of Holdco’s qualifying subsidiaries in the future, or who will own such amount as a result of participation in the ESPP, will not be eligible to participate in the ESPP. The ESPP Administrator may impose additional restrictions on eligibility from time to time as set forth in the ESPP.

Offering Periods; Enrollment.    Under the ESPP, eligible employees will be offered the option to purchase Holdco Class A Ordinary Shares at a discount over a series of offering periods. Holdco shall make one or more offerings to employees to subscribe for or purchase shares under the ESPP. Offerings shall begin at such time and on such dates as the ESPP Administrator shall determine, or the first business day thereafter. Each offering commencement date shall begin a six (6)-month plan period (the “Plan Period”) during which payroll deductions shall be made and held for the purchase of shares at the end of the Plan Period. However, the ESPP Administrator may, at its discretion, choose a different Plan Period of not more than twelve (12) months for Offerings. New participants may enroll by submitting an enrollment form prior to the start of an offering period. Once an employee is enrolled, participation will be automatic in subsequent offering periods. An employee’s participation automatically ends upon a termination of employment for any reason, and an employee may withdraw from an offering period at any time without affecting his or her eligibility to participate in future offering periods.

Offerings; payroll deductions.    Under the ESPP, eligible employees will be offered the option to purchase Holdco Class A Ordinary Shares at a discount over a series of offering periods by accumulating funds through payroll deductions of between one percent (1%) and fifteen percent (15%) of the employee’s compensation. Unless otherwise determined by the ESPP Administrator, the purchase price for shares purchased under the ESPP will be eighty-five percent (85%) of the lesser of the fair market value of the Holdco Class A Ordinary Shares on (i) the first business day of the applicable offering period and (ii) the date of purchase. However, no participant may purchase more than that number of shares equal to that whole number determined by multiplying $2,083 by the number of full months in the Plan Period divided by the closing price as published in the Wall Street Journal (or another source selected by the ESPP Administrator) on the offering commencement date. The ESPP Administrator, in its discretion, may set a lower maximum amount of shares which may be purchased. In addition, no participant will have the right to purchase shares in an amount, when aggregated with purchase rights under all of Holdco’s employee share purchase plans that are also in effect in the same calendar years, that has a fair market value of more than $25,000, determined as of the first day of the applicable offering period, for each calendar year in which that right is outstanding.

Subject to certain limitations, the number of shares that a participant purchases in each offering period is determined by dividing the total amount of payroll deductions withheld from the participant’s compensation during the offering period by the purchase price. In general, if an employee ceases to be a participant in the ESPP, the employee’s option to purchase shares under the ESPP will be automatically terminated, and the amount of the employee’s accumulated payroll deductions or other contributions will be refunded.

Adjustments upon recapitalization.    If the number of outstanding Holdco Ordinary Shares is changed by a share dividend, recapitalization, share split, reverse share split, subdivision, combination, reclassification, or similar change in our capital structure without consideration, then the ESPP Administrator will proportionately adjust the number and class of our ordinary shares that are available under the ESPP, the purchase price and number of shares any participant has elected to purchase under the ESPP, as well as the maximum number of shares which may be issued to participants under the ESPP.

Reorganization Events.    If we experience a “reorganization event” (as defined in the ESPP), the ESPP Administrator may take any one or more of the following actions regarding options outstanding during an offering on such terms as the ESPP Administrator determines: (i) provide that options shall be assumed, or substantially equivalent options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) provide that all outstanding options shall be terminated immediately prior to the consummation of such reorganization event and that all such outstanding options shall become exercisable to the extent of accumulated payroll deductions as of a date specified by the ESPP Administrator, (iii) provide that all outstanding options will be cancelled as of a date prior to the effective date of the Reorganization Event and that all accumulated payroll deductions will be returned to participating employees on such date, (iv) change the last day of the offering period to be the date of the consummation of such Reorganization Event and make or provide for a cash payment to each employee, (v) provide that, in connection with a liquidation or dissolution of Holdco, options will convert into the right to receive liquidation proceeds (net of the option price thereof), and (vi) any combination of the foregoing.

Transferability.    Rights under the ESPP are not transferable other than by will or the laws of descent and distribution.

Amendment; termination.    The Board may, at any time and from time to time, amend or suspend the ESPP or any portion thereof, except that (a) if the approval of any such amendment by the shareholders of Holdco is required by Section 423 of the Code, such amendment will not be effected without such approval, and (b) in no event may any amendment be made that would cause the ESPP to fail to comply with Section 423 of the Code. The ESPP may be terminated at any time by the Board, and upon such termination, all amounts in the accounts of participating employees will be promptly refunded.

Federal Income Tax Information

The following is a summary of some of the material federal income tax consequences to participants in the ESPP under current federal tax laws. This summary deals with the general tax principles that apply and is provided only for general information. Certain types of taxes, such as state and local income taxes, are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of income taxation that may be relevant to a participant in light of his or her personal investment circumstances. This summarized tax information is not tax advice.

The 423 Component of the ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. The ESPP is not subject to any provisions of the Employee Retirement Income Security Act of 1974.

Assuming the 423 Component qualifies under the Code, no taxable income will be recognized by a participant, and no deductions will be allowable to Holdco, upon either the grant or the exercise of the purchase rights. Taxable income will not be recognized until there is a sale or other disposition of the shares acquired under the ESPP or in the event the participant should die while still owning the purchased shares.

If the participant sells or otherwise disposes of the purchased shares within two years after the start date of the offering period in which such shares were acquired or within one year after the purchase date of those shares, then the participant will recognize ordinary income in the year of sale or disposition equal to the amount by which the fair market value of the shares on the purchase date exceeded the purchase price paid for those shares, and Holdco will be entitled to an income tax deduction, for the taxable year in which such sale or disposition occurs, equal in amount to such excess.

If the participant sells or disposes of the purchased shares more than two years after the start date of the offering period in which the shares were acquired and more than one year after the purchase date of those shares, then the participant will recognize ordinary income in the year of sale or disposition equal to the lesser of (i) the amount by which the fair market value of the shares on the sale or disposition date exceeded the purchase price paid for those shares or (ii) 15 percent (or such other discount determined by the ESPP Administrator, but not more than 15 percent) of the fair market value of the shares on the start date of that offering period, and any additional gain upon the disposition will be taxed as a long-term capital gain. Holdco will not be entitled to an income tax deduction with respect to such sale or disposition.

If the participant still owns the purchased shares at the time of death, then the participant will recognize ordinary income at such time equal to the lesser of (i) the amount by which the fair market value of the shares on the date of death exceeds the purchase price or (ii) 15 percent (or such other discount determined by the ESPP Administrator, but not more than 15 percent) of the fair market value of the shares on the start date of the offering period in which those shares were acquired.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the beneficial ownership of DMY Common Stock as of October 17, 2025, which is prior to the consummation of the Business Combination, (ii) the beneficial ownership of Horizon capital stock, on an as-converted to common stock basis, as of October 17, 2025, which is prior to the consummation of the Business Combination, and (iii) the expected beneficial ownership of Holdco Ordinary Shares immediately following consummation of the Business Combination (assuming the No Additional Redemptions Scenario and the 100% Redemptions Scenario as described below) by:

•        each of DMY’s current executive officers and directors;

•        each of Horizon’s current executive officers and directors;

•        each person who will become an executive officer or director of Holdco post-Business Combination;

•        all executive officers and directors of DMY as a group pre-Business Combination, all executive officers and directors of Horizon as a group pre-Business Combination, and all executive officers and directors of Holdco as a group post-Business Combination; and

•        each person who is the beneficial owner of more than 5% of each class of DMY Common Stock pre-Business Combination, each person who is the beneficial owner of more than 5% of Horizon Ordinary Shares (on an as-converted basis) pre-Business Combination, and each person who is expected to be the beneficial owner of more than 5% of each class of Holdco Ordinary Shares post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options that are currently exercisable or exercisable within 60 days. In computing the number of shares beneficially owned by a person or entity and the percentage ownership of that person or entity in the table below, all shares subject to option held by such person or entity were deemed outstanding prior to the Business Combination if such securities are currently exercisable, or exercisable within 60 days of October 17, 2025 and were deemed outstanding post-Business Combination if such securities are exercisable within 60 days of the Closing. These shares were not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person or entity.

The beneficial ownership of DMY Common Stock pre-Business Combination is based on 3,918,336 shares of DMY Common Stock issued and outstanding as of the date of this proxy statement/prospectus, which includes 2,754,852 DMY Class A Shares and 1,163,484 DMY Class B Shares.

The beneficial ownership of Horizon Ordinary Shares pre-Business Combination is based on 16,183,422 Horizon Ordinary Shares issued and outstanding as of the date of this proxy statement/prospectus, on an as-converted to Horizon Ordinary Shares basis.

The expected beneficial ownership of Holdco Ordinary Shares post-Business Combination assumes two scenarios:

•        No Additional Redemptions Scenario:    This scenario assumes no redemption of the 2,338,586 Public Shares, includes $1 million of additional SAFEs entered into as of the date of this proxy statement/prospectus, and assumes that there is an aggregate of approximately $33.8 million of PIPE Investment, which is the amount of additional funding required to satisfy the estimated $62 million Minimum Cash Condition at this assumed level of redemptions.

•        100% Redemptions Scenario:    This scenario assumes that that holders of all 2,338,586 Public Shares subject to redemption will exercise their redemption rights, includes $1 million of additional SAFEs entered into as of the date of this proxy statement/prospectus, and assumes that there is an aggregate of approximately $61.2 million of PIPE Investment, which is the amount of additional funding required to satisfy the estimated $62 million Minimum Cash Condition at this assumed level of redemptions.

As of the date of this proxy statement/prospectus, Horizon has entered into agreements for an additional $1 million of SAFE financing, however there has been no binding agreement for a PIPE Investment or other financing. The identities of potential PIPE Investors are unknown and therefore not included in the table below.

Based on the foregoing assumptions, in the No Additional Redemptions Scenario we estimate that there would be 47,506,823 Holdco Ordinary Shares issued and outstanding immediately following the consummation of the Business Combination, consisting of 27,264,111 Holdco Class A Ordinary Shares and 20,242,712 Holdco Class B Ordinary Shares, and a total outstanding voting power of ordinary shares of 87,992,247, and in the 100% Redemptions Scenario we estimate that there would be 47,530,207 Holdco Ordinary Shares issued and outstanding immediately following the consummation of the Business Combination, consisting of 27,287,495 Holdco Class A Ordinary Shares and 20,242,712 Holdco Class B Ordinary Shares, and a total outstanding voting power of ordinary shares of 88,015,631. If the actual facts are different from the foregoing assumptions, ownership in Holdco and the columns under Post-Business Combination in the table that follows will be different.

Pre-Business Combination								Post-Business Combination(2)
								Assuming No Additional Redemptions						Assuming 100% Redemptions
Name and Address of Beneficial Owner(1)	Number of DMY Class A Shares	% of Class	Number of DMY Class B Shares	% of Class	% of DMY Common Stock	Number of Horizon Ordinary Shares (on an as- converted basis)	% of Horizon Ordinary Shares	Number of Holdco Class A Ordinary Shares	% of Class	Number of Holdco Class B Ordinary Shares	% of Class	% Outstanding Holdco Ordinary Shares	% Total Voting Power	Number of Shares of Holdco Class A Common Stock	% of Class	Number of Shares of Holdco Class B Common Stock	% of Class	% Outstanding Holdco Ordinary Shares	% Total Voting Power
DMY Directors and Executive Officers
Harry L. You(3)	—	0.00%	1,163,484	100.00%	29.69%	—	0.00%	4,048,144	13.43%	—	0.00%	8.03%	4.45%	4,048,144	13.40%	—	0.00%	8.03%	4.45%
Darla Anderson	—	0.00%	—	0.00%	0.00%	—	0.00%	—	0.00%	—	0.00%	0.00%	0.00%	—	0.00%	—	0.00%	0.00%	0.00%
Francesca Luthi	—	0.00%	—	0.00%	0.00%	—	0.00%	—	0.00%	—	0.00%	0.00%	0.00%	—	0.00%	—	0.00%	0.00%	0.00%
Constance Weaver	—	0.00%	—	0.00%	0.00%	—	0.00%	—	0.00%	—	0.00%	0.00%	0.00%	—	0.00%	—	0.00%	0.00%	0.00%
All DMY Directors and Executive Officers as a group (four individuals)	—	0.00%	1,163,484	100.00%	29.69%	—	0.00%	4,048,144	13.43%	—	0.00%	8.03%	4.45%	4,048,144	13.40%	—	0.00%	8.03%	4.45%
Horizon Quantum Directors and Executive Officers
Joseph Francis Fitzsimons(4)	—	0.00%	—	0.00%	0.00%	8,108,696	50.61%	—	0.00%	20,242,712	100.00%	42.61%	69.02%	—	0.00%	20,242,712	100.00%	42.59%	69.00%
Gregory Gould(5)	—	0.00%	—	0.00%	0.00%	17,831	*	44,514	*	—	0.00%	*	*	44,514	*	—	0.00%	*	*
Dr. Si-Hui Tan(6)	—	0.00%	—	0.00%	0.00%	500,000	3.03%	1,248,210	4.38%	—	0.00%	2.56%	1.40%	1,248,210	4.37%	—	0.00%	2.56%	1.40%
Hsien-Hui Tong(7)	—	0.00%	—	0.00%	0.00%	—	0.00%	—	0.00%	—	0.00%	0.00%	0.00%	—	0.00%	—	0.00%	0.00%	0.00%
All Horizon Quantum Directors and Executive Officers as a group (four individuals)	—	0.00%	—	0.00%	0.00%	8,626,527	53.34%	1,292,724	4.54%	20,242,712	100.00%	45.26%	70.46%	1,292,747	4.53%	20,242,712	100.00%	45.24%	70.45%
Holdco Directors and Executive Officers
Joseph Francis Fitzsimons(4)	—	0.00%	—	0.00%	0.00%	8,108,696	50.61%	—	0.00%	20,242,712	100.00%	42.61%	69.02%	—	0.00%	20,242,712	100.00%	42.59%	69.00%
Gregory Gould(5)	—	0.00%	—	0.00%	0.00%	17,831	*	44,514	*	—	0.00%	*	*	44,514	*	—	0.00%	*	*
Dr. Si-Hui Tan(6)	—	0.00%	—	0.00%	0.00%	500,000	3.03%	1,248,210	4.38%	—	0.00%	2.56%	1.40%	1,248,210	4.37%	—	0.00%	2.56%	1.40%
Harry L. You(3)	—	0.00%	1,163,484	100.00%	29.69%	—	0.00%	4,048,144	13.43%	—	0.00%	8.03%	4.45%	4,048,144	13.40%	—	0.00%	8.03%	4.45%
[•]
[•]
All Holdco Directors and Executive Officers as a group ([•] individuals)	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	[•]	20,242,712	100.00%	[•]	[•]	[•]	[•]	20,242,712	100.00%	[•]	[•]
Greater than 5% Shareholders
dMY Squared Sponsor, LLC(3)	—	0.00%	1,163,484	100.00%	29.69%	—	0.00%	4,048,144	13.43%	—	0.00%	8.03%	4.45%	4,048,144	13.40%	—	0.00%	8.03%	4.45%
Centiva Capital, LP(8)	199,344	7.24%	—	0.00%	5.09%	—	0.00%	199,344	*	—	0.00%	*	*	199,344	*	—	0.00%	*	*
Merus Global Investments, LLC(9)	200,000	7.26%	—	0.00%	5.10%	—	0.00%	200,000	*	—	0.00%	*	*	200,000	*	—	0.00%	*	*
J. Goldman & Co LP(10)	225,000	8.17%	—	0.00%	5.74%	—	0.00%	225,000	*	—	0.00%	*	*	225,000	*	—	0.00%	*	*
National Philanthropic Trust(11)	231,520	8.40%	—	0.00%	5.91%	—	0.00%	231,520	*	—	0.00%	*	*	231,520	*	—	0.00%	*	*
Cambridge in America(12)	184,746	6.71%	—	0.00%	4.71%	—	0.00%	184,746	*	—	0.00%	*	*	184,746	*	—	0.00%	*	*
Singapore Innovate Pte. Ltd.(13)	—	0.00%	—	0.00%	0.00%	1,351,002	8.37%	3,372,669	12.37%	—	0.00%	7.10%	3.83%	3,372,669	12.36%	—	0.00%	7.10%	3.83%
Abies Ventures Fund I, L.P.(14)	—	0.00%	—	0.00%	0.00%	805,400	4.99%	2,010,617	7.37%	—	0.00%	4.23%	2.28%	2,010,617	7.37%	—	0.00%	4.23%	2.28%
Peak XV Partners Seed Investment(15)	—	0.00%	—	0.00%	0.00%	2,532,192	15.80%	6,621,120	24.29%	—	0.00%	13.94%	7.52%	6,621,120	24.26%	—	0.00%	13.93%	7.52%
THL A12 Limited(16)	—	0.00%	—	0.00%	0.00%	1,714,821	10.62%	4,280,914	15.70%	—	0.00%	9.01%	4.87%	4,280,914	15.69%	—	0.00%	9.01%	4.86%

____________

*        Less than 1%.

(1)      Unless otherwise noted, the principal business address of each of the directors and executive officers of DMY is c/o dMY Squared Technology Group, Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, and the principal business address of each of the directors and executive officers of Horizon and Holdco is 29 Media Cir. #05-22, Singapore, 138565.

(2)      After the Closing, holders of record of Holdco Class A Ordinary Shares will be entitled to one (1) vote per share on all matters on which the Holdco Class A Ordinary Shares are entitled to vote and holders of Holdco Class B Ordinary Shares will be entitled to three (3) votes per share on all matters on which the Holdco Class B Ordinary Shares are entitled to vote.

(3)      Represents shares held by dMY Squared Sponsor, LLC (the “Sponsor”). After the Closing, includes 2,884,660 Holdco Class A Ordinary Shares issuable upon the cash exercise of 2,884,660 Holdco Warrants which will be exercisable within 60 days of the Closing Date. Harry L. You is the manager of the Sponsor. Mr. You has voting and investment discretion with respect to the DMY Common Stock and Holdco Ordinary Shares held by the Sponsor. Prior to the Closing, Mr. You is the Chairman, Chief Executive Officer and Chief Financial Officer of DMY. After the Closing, Mr. You is expected to be a director of Holdco.

(4)      After the Closing, represents 20,242,712 Holdco Class B Ordinary Shares. Joseph Francis Fitzsimons is the founder, Chief Executive Officer, and a director of Horizon and is expected to be the Chief Executive Officer and a director of Holdco after the Closing.

(5)      Prior to the Closing, represents 17,831 Horizon Ordinary Shares issuable upon the exercise of vested Horizon Options. After the Closing, represents 44,514 Holdco Class A Ordinary Shares issuable upon the exercise of vested Holdco Options. Does not include 667,715 Holdco Class A Ordinary Shares issuable upon the exercise of Holdco Options which are unvested and will not vest within 60 days of the Closing. Gregory Gould is the Chief Financial Officer of Horizon and is expected to be the Chief Financial Officer of Holdco after the Closing.

(6)      Prior to the Closing, represents 500,000 Horizon Ordinary Shares issuable upon the exercise of vested Horizon Options. After the Closing, represents 1,248,210 Holdco Class A Ordinary Shares issuable upon the exercise of vested Holdco Options. Si-Hui Tan is the Chief Science Officer of Horizon.

(7)      Mr. Tong is a director of Horizon.

(8)      According to a Schedule 13G/A filed with the SEC on February 14, 2024 on behalf of Centiva Capital, LP and Centiva Capital GP, LLC, the address of the business office of such reporting persons is 55 Hudson Yards, Suite 22A, New York, New York 10001.

(9)      According to a Schedule 13G filed with the SEC on March 5, 2025 on behalf of Merus Global Investments, LLC, the address of the business office of such reporting person is 3 Park Avenue, Suite 2900, New York, NY 10016.

(10)    According to a Schedule 13G/A filed with the SEC on August 14, 2025 by: (i) J. Goldman & Co., L.P. (“JGC”) with respect the shares of the Company beneficially owned by J. Goldman Master Fund, L.P. (“JGMF”) and J. Goldman Enhanced Master Fund, L.P. (“JGEMF”); (ii) J. Goldman Capital Management, Inc. (“JGCM”) with respect to shares of the Company beneficially owned by JGMF and JGEMF; and (iii) Mr. Jay G. Goldman with respect to shares of the Company beneficially owned by JGMF and JGEMF. The address of the principal place of business office of JGC, JGCM and Mr. Goldman is c/o J. Goldman & Co., L.P., 510 Madison Avenue, 26th Floor, New York, NY 10022.

(11)    According to a Schedule 13D filed with the SEC on September 19, 2025 by National Philanthropic Trust. The principal business address of National Philanthropic Trust is 165 Township Line Road, Suite 1200, Jenkintown, Pennsylvania 19046.

(12)    The principal business address of Cambridge in America is 1120 Avenue of the Americas, Floor 7, New York, NY 10036.

(13)    Yong Ying-I, Lim Hua Ern John, Jeremy Asher Kranz, Tan Sok Pin, Lee Kheng Nam, Shi Xu, Phuan Ling Fong and Cindy Khoo Seow Chyng, as directors of Singapore Innovate Pte. Ltd., may be deemed to have voting and dispositive power over the shares held by Singapore Innovate Pte Ltd. The foregoing individuals disclaim beneficial ownership of the shares, except to the extent of any pecuniary interest therein. The address of Singapore Innovate Pte Ltd. is 32 Carpenter Street Singapore 059911.

(14)    Abies Ventures Fund I, L.P.’s business address is at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands. Fuyuki Yamaguchi and Sota Nagano are the managing members of Abies Ventures GP I, LLP, the general partner of Abies Ventures Funds I, L.P. and consequently have joint voting control and investment discretion over securities held by Abies Ventures Fund I, L.P.

(15)    Voting and dispositive authority over the shares held by Peak XV Partners Seed Investment is shared by the directors of Peak XV Partners Seed Investment, Satyadeo Bissessur and Krishnacoomari Bundhoo. The mailing address for Peak XV Partners Seed Investment is 5th Floor, Ebene Esplanade, 24 Bank Street, Cybercity Ebene, Mauritius.

(16)    THL A12 Limited is a wholly owned subsidiary of Tencent Holdings Limited (“Tencent”). The mailing address for THL A12 Limited is c/o Tencent Holdings Limited, Level 29, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.

CERTAIN RELATIONSHIPS AND RELATED PERSONS TRANSACTIONS

Horizon

Except as disclosed below, since January 1, 2022, there have been no transactions, nor any currently proposed transactions or loans, to which Horizon was a participant or will be a participant, which are material to Horizon, with any (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, Horizon; (b) Horizon’s associates; (c) individuals owning, directly or indirectly, an interest in the voting power of Horizon that gives them significant influence over Horizon, and close members of any such individual’s family; (d) key management personnel and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Post-Business Combination Arrangements

In connection with the Business Combination Agreement, certain agreements were entered into on September 9, 2025 or will be entered into at the closing of the Business Combination. The agreements described in this section, or forms of such agreements as they will be in effect substantially concurrently with the completion of the Business Combination, are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified by reference thereto. These agreements include:

•        Horizon Support Agreement (see the section entitled “Certain Agreements Related to the Business Combination — Horizon Support Agreement”);

•        DMY Support Agreement (see the section entitled “Certain Agreements Related to the Business Combination — DMY Support Agreement”);

•        Registration Rights Agreement (see the section entitled “Certain Agreements Related to the Business Combination — Registration Rights Agreement”); and

•        Lock-Up Agreement (see the section entitled “Certain Agreements Related to the Business Combination — Lock-Up Agreement”).

•        Employment Agreements with Dr. Joseph Francis Fitzsimons and Gregory Gould (see the section entitled “Management of Holdco After the Business Combination).

DMY

Founder Shares

On March 16, 2022, the Sponsor purchased an aggregate 2,875,000 Founder Shares for a total price of $25,000, or approximately $0.009 per share. On September 8, 2022, the Sponsor surrendered to us 718,750 Founder Shares for no consideration, resulting in the Sponsor owning 2,156,250 Founder Shares and increasing the approximate price paid per Founder Share to $0.012. On September 29, 2022, the Sponsor surrendered to DMY an additional 431,250 Founder Shares for no consideration, resulting in the Sponsor owning 1,725,000 Founder Shares and increasing the approximate price paid per Founder Share to $0.015. The Sponsor forfeited an additional 145,250 Founder Shares on October 11, 2022, following the underwriter’s partial exercise and partial waiver of its over-allotment option, resulting in the Sponsor holding 1,579,750 Founder Shares. Prior to the initial investment in DMY of $25,000 by the Sponsor, DMY had no assets, tangible or intangible.

On September 15, 2025, the Sponsor distributed 416,266 Founder Shares to one of its members, pro rata, for no consideration. Such shares were then converted on a one-for-one basis into DMY Class A Shares and donated to charity. Such distribution and donation were permitted transfers pursuant to the terms of the Letter Agreement and the Sponsor Support Agreement.

Private Placement Warrants

The Sponsor purchased an aggregate of 2,884,660 DMY Private Warrants at a price of $1.00 per DMY Private Warrant, or $2,884,660 in the aggregate, in a private placement that closed simultaneously with the closing of DMY’s IPO. Each DMY Private Warrant entitles the holder to purchase one DMY Class A Share at $11.50 per share. The DMY

Private Warrants (including the DMY Class A Shares issuable upon exercise of the DMY Private Warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of DMY’s initial business combination.

Overfunding Loan

Substantially concurrently with the closing of the DMY IPO, the Sponsor extended an Initial Overfunding Loan to DMY in an aggregate amount of $900,000, equal to $0.15 per DMY Unit, generating proceeds to DMY of $900,000. On October 11, 2022, simultaneously with the sale of additional DMY Units in the underwriters’ partial exercise of their over-allotment option, the Sponsor extended an additional Overfunding Loan to DMY in an aggregate amount of $47,850, equal to $0.15 per DMY Unit, generating proceeds to DMY of $47,850. As a result, DMY entered into a promissory note, dated October 11, 2022, issued to the Sponsor. The Overfunding Loans will be repaid upon the closing of our initial business combination or converted into DMY Class A Shares at a conversion price of $10.00 per share (or any combination thereof) at the Sponsor’s discretion. The Overfunding Loans were extended in order to ensure that the amount in the Trust Account is $10.15 per Public Share. If DMY does not complete an initial business combination, DMY will not repay the Overfunding Loans from amounts held in the Trust Account, and its proceeds will be distributed to Public Shareholders; however, DMY may repay the Overfunding Loans if there are funds available outside the Trust Account to do so.

Administrative Services Agreement

DMY currently utilizes office space at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144 from the Sponsor. Subsequent to the closing of the DMY IPO, DMY agreed to pay Sponsor $10,000 per month for office space, secretarial and administrative services provided to members of DMY’s management team. Upon completion of DMY’s initial business combination or its liquidation, DMY will cease paying these monthly fees.

Contributions

In connection with the Contribution and advances the Sponsor may make in the future to DMY for working capital expenses, on January 2, 2024, DMY issued a convertible promissory note to Harry L. You, Chairman, Chief Executive Officer and Chief Financial Officer of DMY and an affiliate of the Sponsor, with a principal amount up to $1.75 million. The Extension Note bears no interest and is repayable on the earlier of: (i) the date on which DMY consummates an initial business combination and (ii) the liquidation date. If DMY does not consummate a business combination before the end of the Combination Period, the Extension Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. Upon the consummation of DMY’s initial business combination, up to $1,500,000 of the outstanding principal of the Extension Note may be converted into warrants, at a price of $1.00 per warrant, at the option of Mr. You.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended initial business, the Sponsor or an affiliate of the Sponsor or certain of DMY’s officers and directors may, but are not obligated to, loan DMY funds as may be required on a non-interest basis. If DMY completes an initial business combination, DMY would repay such loaned amounts. In the event that the initial business combination does not close, DMY may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such working capital loans may be convertible into warrants of the post-business combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the DMY Private Warrants. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of DMY’s initial business combination, DMY does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as DMY does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account.

Any of the foregoing payments to the Sponsor, repayments of loans from the Sponsor or repayments of working capital loans prior to DMY’s initial business combination will be made using funds held outside the Trust Account.

After DMY’s initial business combination, members of DMY’s management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the proxy solicitation or tender offer materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a shareholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

Agreements Related to the Business Combination

DMY Support Agreement

In connection with the execution of the Business Combination Agreement, on September 9, 2025, the Sponsor, entered into the DMY Support Agreement with DMY, Holdco, and Horizon pursuant to which the Sponsor has agreed (and each other Holder of Founder Shares has agreed) (i) to vote, at any meeting of the shareholders of DMY, and in any action by written consent of the shareholders of DMY, all DMY Class A Shares and DMY Class B Shares in favor of the Business Combination Agreement and each other proposal presented by DMY in this proxy statement/prospectus, and against certain competing proposals or competing transactions, and in favor of any proposal sought by DMY to extend the deadline by which DMY must consummate its initial business combination, (ii) to certain non-solicitation limitations with respect to certain competing transactions, (iii) to irrevocably waive, to the fullest extent permitted by law and the DMY Articles, the anti-dilution provisions of the DMY Articles that would have DMY Class B Shares convert to DMY Class A Shares at a ratio of greater than one-for-one, and (iv) to refrain from selling, assigning or transferring any DMY Common Stock except to certain permitted transferees, until the earliest of (A) the effective time of the SPAC Merger, (B) such date and time as the Business Combination Agreement is terminated in accordance with its terms, (C) the liquidation of DMY, (D) the written agreement of each of the terminating Holders of Founder Shares, DMY and Horizon with respect to terminating the rights and obligations under the DMY Support Agreement of a specific Holder of Founder Shares or a subset of Holders of Founder Shares and (E) the written agreement of all Holders of Founder Shares, DMY and Horizon to terminate the DMY Support Agreement in its entirety. Pursuant to the DMY Support Agreement, the Holders of Founder Shares agreed to comply with their non-redemption obligations as specified in the Insider Letter they entered into with DMY in connection with DMY’s IPO.

No consideration has been or will be paid by DMY, Horizon, or Holdco to the Sponsor and other Holders of Founder Shares in connection with such agreements. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — DMY Support Agreement.”

Horizon Support Agreement

In connection with the execution of the Business Combination Agreement, on September 9, 2025, DMY, Holdco, Horizon, and each of the Horizon Shareholders entered into the Horizon Support Agreement. Pursuant to the Horizon Support Agreement, each Horizon Shareholder (a) agreed to vote (whether pursuant to a duly convened meeting of the Horizon Shareholders or to approve by way of a written resolution of the Horizon Shareholders) all Horizon Shares owned by them in favor of approving the Business Combination Agreement, the Ancillary Agreements to which Horizon is or will be a party and the Business Combination and Horizon Preference Share Conversion, (b) agreed to vote in opposition to any Alternative Transaction and any and all other proposals, actions or agreements for the acquisition of Horizon, that would materially impede the Business Combination, or would result in any material change to the present capitalization of Horizon, any amendment to the Horizon Constitution, or Horizon’s corporate structure or business, among other things, (c) agreed that the Amalgamation, Business Combination, and the entry into the Business Combination Agreement and Ancillary Agreements constitute Affirmative Vote Items, and agreed to consent and approve them for all purposes under the existing Shareholders’ Agreement and the Horizon Constitution, and waive all rights they may have under the Shareholders’ Agreement and the Horizon Constitution in relation to the Business Combination (including to the extent any rights of first refusal, tag-along rights, pre-emptive rights or other transfer restrictions may apply), (d) agreed that the Shareholders’ Agreement shall be automatically terminated and of no further force and effect effective as of, and subject to and conditioned upon, the Closing, (e) agreed not to transfer any of its Horizon Shares except to certain permitted transferees prior to the Closing, in each case, on the terms and subject to the conditions set forth in the Horizon Support Agreements, (f) agreed not to raise any right to dissent, right to demand payment or right of appraisal under applicable law, and (g) in the case of holders of Horizon Preference

Shares, they have notified Horizon of their election to convert all of the Horizon Preference Shares held by them into Horizon Ordinary Shares on the date that is one business day before the effective time of the Amalgamation. The form of Horizon Support Agreement is attached to the accompanying proxy statement/prospectus as Annex D.

No consideration has been or will be paid by DMY, Horizon, or Holdco to the Horizon Shareholders in connection with such agreements. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Horizon Support Agreement.”

Lock-Up Agreement

In connection with the Closing, pursuant to the Business Combination Agreement, the Lock-Up Securityholders will enter into the Lock-Up Agreement with Holdco, pursuant to which the Lock-Up Shares will be subject to lock-up during the Shares Lock-Up Period and the Holdco Warrants and underlying Holdco Ordinary Shares will be subject to lock-up during the Warrants Lock-Up Period. An aggregate of approximately 42.2 million Lock-up Shares are anticipated to be subject to such transfer restrictions, representing approximately 88.9% of the total issued and outstanding Holdco Ordinary Shares following the Business Combination, assuming the No Additional Redemptions Scenario (which scenario includes $1 million of additional SAFEs entered into as of the date of this proxy statement/prospectus, and assumes an aggregate of approximately $33.8 million of PIPE Investment for which there is no binding commitment as of the date of this proxy statement/prospectus and assumes no other financing). An aggregate of 2,884,660 Holdco Warrants, and 2,884,660 Holdco Class A Ordinary Shares issuable upon the exercise of such warrants, are anticipated to be subject to such transfer restrictions, representing approximately 47.7% of the issued and outstanding Holdco Warrants following the Business Combination. For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Lock-Up Agreement.”

Registration Rights Agreement

In connection with the Closing, Holdco, the Sponsor and certain former Horizon Shareholders will enter into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, among other things, Holdco will agree that, within 30 calendar days following the Closing Date, Holdco will file with the SEC (at Holdco’s sole cost and expense) the Resale Registration Statement, and Holdco will use its commercially reasonable efforts to have the Resale Registration Statement declared effective as soon as reasonably practicable after the filing thereof. Such holders will be entitled to customary piggyback registration rights and demand registration rights, including underwritten demands. The Registration Rights Agreement will terminate on the earlier of (a) the five year anniversary of the date of the Registration Rights Agreement or (b) with respect to any holder party thereto, on the date that such holder no longer holds any Registrable Securities (as defined therein).

We estimate that approximately 42.2 million Holdco Class A Ordinary Shares will be subject to registration rights pursuant to the Registration Rights Agreement immediately following Closing, representing approximately 88.9% of the total issued and outstanding Holdco Class A Ordinary Shares following the Business Combination, assuming the No Additional Redemptions Scenario (which scenario includes $1 million of additional SAFEs entered into as of the date of this proxy statement/prospectus, and assumes an aggregate of approximately $33.8 million of PIPE Investment for which there is no binding commitment as of the date of this proxy statement/prospectus and assumes no other financing). For more information, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Registration Rights Agreement.”

Warrant Assumption Agreement

In connection with the Closing, pursuant to the Business Combination Agreement, Holdco, DMY and Continental Stock Transfer & Trust Company will enter into the Warrant Assumption Agreement. Pursuant to the Warrant Assumption Agreement, each DMY Warrant outstanding immediately prior to the effective time of the SPAC Merger will cease to be a warrant exercisable for DMY Class A Shares and will be assumed by Holdco and become a Holdco Warrant exercisable for Holdco Class A Ordinary Shares pursuant to the Warrant Assumption Agreement.

Sponsor Indemnification Agreement

In connection with the Closing, pursuant to the Business Combination Agreement, Holdco, Horizon, and Sponsor will enter into the Sponsor Indemnification Agreement whereby Holdco and Horizon will agree to indemnify, exonerate and hold harmless Sponsor and its affiliates.

Policies and Procedures for Related Persons Transactions

Effective upon the consummation of the Business Combination, our code of business conduct and ethics will require us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the Holdco Board (or the audit committee). Related-party transactions are defined as transactions in which For purposes of Holdco’s code of business conduct and ethics, a “related party” means (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the company that gives them significant influence over the company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the company, including directors and senior management of companies and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person or a member of his or her family, receives improper personal benefits as a result of his or her position.

Our audit committee, pursuant to its written charter, will be responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related-party transaction, including:

•        the related person’s relationship to Holdco and interest in the transaction;

•        the material facts of the proposed transaction, including the proposed aggregate value of the transaction;

•        the impact on a director’s or a director nominee’s independence in the event the related person is a director or director nominee or an immediate family member of the director or director nominee;

•        the benefits to Holdco of the proposed transaction;

•        if applicable, the availability of other sources of comparable products or services; and

•        an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

Holdco’s audit committee will only approve those transactions that are in, or are not inconsistent with, Holdco’s best interests and those of Holdco’s shareholders, as Holdco’s audit committee determines in good faith. In addition, under Holdco’s code of business conduct and ethics, which will be adopted effective upon the consummation of the Business Combination, its employees, directors and director nominees will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

This section of the proxy statement/prospectus describes the material differences between the rights of DMY Shareholders and the rights of Holdco Shareholders upon completion of the Business Combination. DMY is a Massachusetts corporation. The rights of DMY Shareholders are currently governed by the MBCA, Massachusetts law generally and the DMY Articles and DMY Bylaws. Upon completion of the Business Combination, the rights of DMY Shareholders who become shareholders of Holdco will be governed by the Singapore Companies Act and the Holdco A&R Constitution, as they will be in effect as of the Closing. The Singapore Companies Act and Singapore law generally differ in some material respects from laws generally applicable to United States corporations and their stockholders. In addition, the existing organization documents of DMY differ in certain material respects from the Holdco A&R Constitution. As a result, when you become a shareholder of Holdco, your rights will differ in some regards as compared to when you were a shareholder of DMY.

Below are summary charts outlining important similarities and differences in the corporate governance and shareholder rights associated with each of DMY and Holdco according to applicable law and the organizational documents of DMY and Holdco. This section does not include a complete description of all differences between the rights of DMY Shareholders and Holdco Shareholders following completion of the Business Combination, nor does it include a complete description of the specific rights of these shareholders. Furthermore, the identification of some of the differences in the rights of these shareholders as material is not intended to indicate that other differences do not exist.

You are urged to read carefully the relevant provisions of the MBCA and the Singapore Companies Act and the Organizational Documents of each company. This summary is qualified in its entirety by reference to the full text of DMY Articles and the Holdco A&R Constitution, attached to this proxy statement/prospectus as Annex B, as well as the corporate laws of Singapore, including the Singapore Companies Act, to understand how these laws apply to DMY and Holdco.

Comparison of Shareholder Rights Under Applicable Corporate Law

	Massachusetts	Singapore
Stockholder/Shareholder Approval of Business Combinations

Mergers generally require approval of two-thirds of all outstanding shares entitled generally to vote on the matter unless a greater or lesser percentage is provided for in the articles of organization.

Mergers in which the shares to be delivered do not exceed 20% of the acquirer’s stock of the same class or series outstanding immediately before the effectiveness of the merger do not require acquirer stockholder approval.

Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s stockholders.

Mergers in which the corporation survives or is the acquiring corporation in a share exchange do not require stockholder approval.

The Singapore Companies Act mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:

•   notwithstanding anything in the company’s constitution, directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole of the company’s undertaking or property unless those proposals have been approved by shareholders in a general meeting;

•   the company may by special resolution resolve that it be wound up voluntarily;

•   subject to the constitution of each amalgamating company, an amalgamation proposal in accordance with the full amalgamation procedures under the Singapore Companies Act that do not require a court order must be approved by the shareholders of each amalgamating company via special resolution at a general meeting; and

	Massachusetts	Singapore

•   a compromise or arrangement proposed between a company and its shareholders, or any class of shareholders, must, among other things, be approved by a majority representing three-fourths in value of the shareholders or class of shareholders present and voting either in person or by proxy at the meeting ordered by the court; and

•   notwithstanding anything in the company’s constitution, the directors may not, without the prior approval of shareholders, issue shares, including shares being issued in connection with corporate actions.

Stockholder/Shareholder Votes for Routine Matters	Generally, approval of routine corporate matters that are put to a shareholder vote require the affirmative vote of the majority of shares entitled to vote on the matter.

Each Holdco Class A Ordinary Share is entitled to one vote per share and each Holdco Class B Ordinary Share is entitled to three votes per share. As provided in the Holdco A&R Constitution, voting at any meeting of shareholders is by way of poll. On a poll, each holder of ordinary shares who is present in person or by proxy or by attorney, or in the case of a corporation, by a representative, has one vote for every Holdco Class A Ordinary Share which he/it holds or represents and three votes for every Holdco Class B Ordinary Share which he/it holds or represents. Proxies need not be shareholders. There are no limitations imposed by the Holdco A&R Constitution on the rights of non-resident or foreign shareholders to hold or exercise voting rights on Holdco’s shares.

The Singapore Companies Act provides that a shareholder is entitled to attend any general meeting and speak on any resolution put before the general meeting, and that the shareholder may vote on any resolution before a general meeting if in accordance with the Singapore Companies Act, the share confers on the shareholder a right to vote on that resolution. Unless otherwise required by law or by the Holdco A&R Constitution, voting on resolutions put forth at general meetings is by ordinary resolution, requiring an affirmative vote by shareholders of Holdco who on that date represent a simple majority of votes of all the shareholders of Holdco present in person or represented by proxy at the meeting and entitled to vote on the resolution.

Massachusetts	Singapore

An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, which is passed by a an affirmative vote by shareholders of Holdco who on that date represent not less than three-fourths of the votes of all the shareholders of Holdco present in person or represented by proxy at the meeting and entitled to vote on the resolution, is necessary for certain matters under Singapore law, including voluntary winding up, amendments to Holdco’s constitution, a change of Holdco’s corporate name and a reduction in the share capital.

A shareholder entitled to attend and vote at a meeting of the company, or at a meeting of any class of shareholders of the company, shall be entitled to appoint another person or persons, whether a shareholder of the company or not, as his proxy to attend and vote instead of the shareholder at the meeting. A proxy appointed to attend and vote instead of the shareholder shall also have the same right as the shareholder to speak at the meeting, but unless the constitution of the company otherwise provides, (i) a proxy shall not be entitled to vote except on a poll, (ii) a shareholder shall not be entitled to appoint more than two proxies to attend and vote at the same meeting and (iii) where a shareholder appoints two proxies the appointment shall be invalid unless the shareholder specifies the proportions of his or her holdings to be represented by each proxy.

Notwithstanding the foregoing, a registered shareholder having a share capital who is a relevant intermediary (as defined under the Singapore Companies Act) may appoint more than two proxies in relation to a meeting to exercise all or any of his rights to attend and to speak and vote at the meeting, but each proxy must be appointed to exercise the rights attached to a different share or shares held by him (which number and class of shares shall be specified).

Under the Singapore Companies Act, public companies may issue non-voting shares and shares that confer special, limited or conditional voting rights, such that the holder of a share may vote on a resolution before a general meeting of the company if, in accordance with the provisions of Section 64 of the Singapore Companies Act, the share confers on the holder a right to vote on that resolution.

	Massachusetts	Singapore
Appraisal Rights

Generally, a shareholder of a publicly traded corporation does have appraisal rights in connection with a merger, with certain exceptions such as where marketable securities are being exchanged for cash or marketable securities.

There are no equivalent provisions in Singapore under the Singapore Companies Act.
Inspection of Books and Records

Shareholders may inspect the books and records for a proper purpose, as determined by the board of directors, and obtain a copy of the shareholder records. The request must be made in good faith and the corporation must not have determined that disclosure of such records would adversely affect the corporation.

Under the Holdco A&R Constitution, the directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the company or any of them shall be open to the inspection of members and no member (not being a director) or other person shall have any right of inspecting any account or book or document of the company except as conferred by statute or ordered by a court of competent jurisdiction or authorized by the directors or by a resolution of the company in general meeting.

The directors shall from time to time in accordance with the Singapore Companies Act cause to be prepared and to be laid before the company in general meeting such financial statements, balance sheets, reports, statements and other documents as may be necessary. The company must hold its annual general meeting within six months from the end of its financial year (or such other period as may be permitted by the Singapore Companies Act, (where applicable) the rules and regulations of Nasdaq or the principal stock exchange or securities market on which our shares are then listed or quoted or dealt in, and/or any applicable law).

Under the Singapore Companies Act, Holdco is also required to cause minutes of all proceedings of general meetings/resolutions passed by written means to be kept in minute books at the registered office or the principal place of business in Singapore of the company. Such minute books must be open to the inspection of any member of the company without charge and any member of the company is entitled to be furnished a copy of any minutes specified in a request in writing to the company (within 14 days of such request) at a charge not exceeding $1 for every page thereof.

	Massachusetts	Singapore
Stockholder/Shareholder Lawsuits

Shareholders may bring derivative actions against directors for breach of fiduciary duty or claims that the price paid in a merger is too low, provided that, unless otherwise consented to by the corporation, the lawsuit is brought in the Business Litigation Session of the Superior Court for Suffolk County, Massachusetts and the United States District Court for the District of Massachusetts sitting in Boston. The Business Litigation Session of the Superior Court is the sole and exclusive forum for derivative actions, claims of breach of fiduciary duty, or claims based on the MBCA, articles or bylaws.

Standing

Only registered shareholders of Holdco reflected in the register of members are recognized under Singapore law as shareholders of Holdco. As a result, only registered shareholders have legal standing to institute shareholder actions against Holdco or otherwise seek to enforce their rights as shareholders. Holders of book-entry interests in Holdco’s shares will be required to exchange their book-entry interests for certificated shares and to be registered as shareholders in Holdco’s register of members in order to institute or enforce any legal proceedings or claims against Holdco, Holdco’s directors or executive officers relating to shareholder rights.

Personal Remedies in Cases of Oppression or Injustice

A shareholder may apply to the court for an order under Section 216 of the Singapore Companies Act to remedy situations where (i) the company’s affairs are being conducted or other powers of the company’s directors are being exercised in a manner oppressive to, or in disregard of the interests of one or more of the shareholders or holders of debentures of the company, including the applicant; or (ii) the company has done an act, or threatens to do an act, or the shareholders or holders of debentures have passed some resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the company’s shareholders or holders of debentures, including the applicant.

Singapore courts have wide discretion as to the relief they may grant under such application, including, inter alia, directing or prohibiting any act or cancelling or varying any transaction or resolution, providing that the company be wound up or authorizing civil proceedings to be brought in the name of or on behalf of the company by such person or persons and on such terms as the Singapore court directs.

Derivative Actions and Arbitrations

The Singapore Companies Act has a provision which provides a mechanism enabling shareholders to apply to the court for leave to bring a derivative action or commence an arbitration on behalf of the company.

	Massachusetts	Singapore

Applications are generally made by shareholders of the company, but courts are given the discretion to allow such persons as they deem proper to apply (e.g., beneficial owner of shares) in the appropriate circumstances.

It should be noted that this provision of the Singapore Companies Act is primarily used by minority shareholders to bring an action or arbitration in the name and on behalf of the company or intervene in an action or arbitration to which the company is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the company. Prior to commencing a derivative action or arbitration, the court must be satisfied that (i) 14 days’ notice has been given to the directors of the company of the party’s intention to commence such derivative action or arbitration if the directors of the company do not bring, diligently prosecute or defend or discontinue the action or arbitration, (ii) the party is acting in good faith and (iii) it appears to be prima facie in the interests of the company that the action be brought, prosecuted, defended or discontinued.

Class Actions

The concept of class action suits in the U.S., which allows individual shareholders to bring an action seeking to represent a class or classes of shareholders, does not exist in Singapore. However, it is possible as a matter of procedure for a number of shareholders to lead an action and establish liability on behalf of themselves and other shareholders who join in or who are made parties to the action. These shareholders are commonly known as “representative plaintiffs.”

Fiduciary Duties of Directors

Directors must discharge duties: (i) in good faith, (ii) with the care a person in a similar position reasonably believes is appropriate under similar circumstances. (ii) in a manner that the directors reasonably believe to be in the corporation’s best interests (the directors owe these duties to the corporation). Directors may consider the interests of the corporation’s employees, suppliers, creditors and customers, the economy, community and societal considerations, and long-term and short-term interests.

Under Singapore law, members of the board of directors of a Singapore company owe certain fiduciary duties towards the company, including a duty to act in good faith and in the interests of the company. The directors also have a duty to act honestly and to use reasonable diligence in the discharge of their duties. Such duties are governed by statute and common law. Directors generally owe fiduciary duties to the company, and not to the company’s individual shareholders.

A director is not permitted to place himself in a situation where his interests conflict with his duty and breaches of these duties may lead to criminal or civil liabilities.

	Massachusetts	Singapore
Indemnification of Directors and Officers	A corporation is generally permitted to indemnify its directors and officers acting in good faith.

Under Section 172 of the Singapore Companies Act, any provision (whether in the constitution, contract with the company or otherwise) which purports to exempt or provides an indemnity for exempting or indemnifying the officers of a company (including directors) against any liability which by law would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to a company will be void. However, a company is not prohibited from: (a) as provided in Section 172A of the Singapore Companies Act, purchasing and maintaining for an officer of the company insurance against any such liability incurred by him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company; or (b) as provided in Section 172B of the Singapore Companies Act, indemnifying an officer of a company against liability incurred by an officer to a person other than the company, except when the indemnity is against (i) any liability of the officer to pay a fine in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance of any requirement of a regulatory nature (howsoever arising); or (ii) any liability incurred by the officer (A) in defending criminal proceedings in which he or she is convicted; (B) in defending civil proceedings brought by the company or a related company in which judgment is given against him or her; or (C) in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the Singapore courts refuses to grant him or her relief.

The Holdco A&R Constitution provides that, subject to the provisions of and so far as may be permitted by the Singapore Companies Act and every other legislation for the time being in force concerning companies and affecting the company, every director or other officer of the company shall be entitled to be indemnified by the company against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto. Without prejudice to the generality of the foregoing, no director or other officer of the company shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense

Massachusetts	Singapore

happening to the company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of the company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his or her office or in relation thereto unless the same shall happen through his or her own negligence, willful default, breach of duty or breach of trust.

Under the Singapore Companies Act, “officer” in relation to a corporation includes (a) any director or secretary of the corporation or a person employed in an executive capacity by the corporation, (b) a receiver and manager of any part of the undertaking of the corporation appointed under a power contained in any instrument, and (c) any liquidator of a company appointed in a voluntary winding up, but does not include any receiver who is not also a manager, any receiver and manager appointed by the Singapore court, any liquidator appointed by the Singapore court or by the creditors, or a judicial manager appointed under Part 7 of the Singapore Insolvency, Restructuring and Dissolution Act 2018.

In cases where an officer is sued by the company, the Singapore Companies Act gives the court the power to relieve officers either wholly or partially from the consequences of their negligence, default, breach of duty or breach of trust. In order for relief to be obtained, it must be shown that (i) the officer acted reasonably and honestly; and (ii) it is fair, having regard to all the circumstances of the case including those connected with such officer’s appointment, to excuse the officer.

However, Singapore case law has indicated that such relief will not be granted to an officer who has benefited as a result of his or her breach of trust.

	Massachusetts	Singapore
Limited Liability of Directors

A director is not liable for any action taken as a director, or failure to take any action, so long as he or she acted in good faith, with the care that a person in a like position would reasonably believe appropriate under similar circumstances, and in a manner the director reasonably believes to be in the best interests of the corporation. The MBCA permits limiting or eliminating the monetary liability of a director to a corporation or its shareholders, except with regard to breaches of duty of loyalty, acts taken in bad faith, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

Under Section 172 of the Singapore Companies Act, any provision (whether in the constitution, contract with the company or otherwise) which purports to exempt or provides an indemnity for exempting or indemnifying the officers of a company (including directors) against any liability which by law would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to a company will be void. However, a company is not prohibited from: (a) as provided in Section 172A of the Singapore Companies Act, purchasing and maintaining for any director insurance against any such liability incurred by him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company; or (b) as provided in Section 172B of the Singapore Companies Act, indemnifying a director against liability incurred by an officer to a person other than the company, except when the indemnity is against (i) any liability of the officer to pay a fine in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance of any requirement of a regulatory nature (howsoever arising); or (ii) any liability incurred by the officer (A) in defending criminal proceedings in which he or she is convicted; (B) in defending civil proceedings brought by the company or a related company in which judgment is given against him or her; or (C) in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the Singapore courts refuses to grant him or her relief.

The Holdco A&R Constitution provides that, subject to the provisions of and so far as may be permitted by the Singapore Companies Act and every other legislation for the time being in force concerning companies and affecting the company, every director or other officer of the company shall be entitled to be indemnified by the company against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto. Without prejudice to the generality of the foregoing, no director or

Massachusetts	Singapore

other officer of the company shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense happening to the company through the insufficiency or deficiency of title to any property acquired by order of the directors for or on behalf of the company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his or her office or in relation thereto unless the same shall happen through his or her own negligence, willful default, breach of duty or breach of trust.

Under the Singapore Companies Act, “officer” in relation to a corporation includes (a) any director or secretary of the corporation or a person employed in an executive capacity by the corporation, (b) a receiver and manager of any part of the undertaking of the corporation appointed under a power contained in any instrument, and (c) any liquidator of a company appointed in a voluntary winding up, but does not include any receiver who is not also a manager, any receiver and manager appointed by the Singapore court, any liquidator appointed by the Singapore court or by the creditors, or a judicial manager appointed under Part 7 of the Singapore Insolvency, Restructuring and Dissolution Act 2018.

Comparison of Shareholder Rights Under the Applicable Organizational Documents

When the Business Combination is completed, the rights of Holdco’s shareholders will be governed by Singapore law, including the Singapore Companies Act, rather than by the laws of the Commonwealth of Massachusetts. Certain differences exist between the MBCA and the Singapore Companies Act that will alter certain of the rights of shareholders and affect the powers of the Holdco Board and management following the Merger.

Shareholders should consider the following summary comparison of the DMY Articles, on the one hand, and the Holdco A&R Charter, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DMY Articles and the Holdco A&R Charter.

	Existing DMY Articles	Holdco A&R Charter
Authorized Shares	41,000,000 shares, consisting of (a) 40,000,000 shares of common stock, including (i) 35,000,000 DMY Class A Shares and (ii) 5,000,000 DMY Class B Shares, and (b) 1,000,000 shares of preferred stock.

Upon the closing of the Business Combination, Holdco’s share capital shall include two classes of ordinary shares (Holdco Class A Ordinary Shares and Holdco Class B Ordinary Shares) of no par value as there is no concept of authorized share capital under Singapore Law. Upon the closing of the Business Combination, the aggregate share capital of Holdco will be [•] Holdco Class A Ordinary Shares and [•] Holdco Class B Ordinary Shares.

Voting

Holders of record of DMY Class A Shares and DMY Class B Shares are entitled to one vote per share held on all matters to be voted on by DMY shareholders; except that any amendment, repeal or alteration of the DMY Articles that would alter or change the powers, preference or relative, participating, option or other or special rights of the DMY Class B Shares require the approval of a majority of the DMY Class B Shares then outstanding.

Each Holdco Class A Ordinary Share is entitled to one vote per share and each Holdco Class B Ordinary Share is entitled to three votes per share. As provided in the Holdco A&R Constitution and the Singapore Companies Act, voting at any meeting of shareholders is by poll. Proxies need not be shareholders. There are no limitations imposed by the Holdco A&R Constitution on the rights of non-resident or foreign shareholders to hold or exercise voting rights on Holdco’s shares.

The Singapore Companies Act provides that a shareholder is entitled to attend any general meeting and speak on any resolution put before the general meeting, and that the shareholder may vote on any resolution before a general meeting if in accordance with the Singapore Companies Act, the share confers on the shareholder a right to vote on that resolution. Unless otherwise required by law or by the Holdco A&R Constitution, voting on resolutions put forth at general meetings is by ordinary resolution, requiring an affirmative vote by shareholders of Holdco who on that date represent a simple majority of votes of all the shareholders of Holdco present in person or represented by proxy at the meeting and entitled to vote on the resolution.

Existing DMY Articles	Holdco A&R Charter

An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, which is passed by a an affirmative vote by shareholders of Holdco who on that date represent not less than three-fourths of votes of all the shareholders of Holdco present in person or represented by proxy at the meeting and entitled to vote on the resolution, is necessary for certain matters under Singapore law, including voluntary winding up, amendments to Holdco’s constitution, a change of Holdco’s corporate name and a reduction in the share capital.

A shareholder entitled to attend and vote at a meeting of the company, or at a meeting of any class of shareholders of the company, shall be entitled to appoint another person or persons, whether a shareholder of the company or not, as his proxy to attend and vote instead of the shareholder at the meeting. A proxy appointed to attend and vote instead of the shareholder shall also have the same right as the shareholder to speak at the meeting, but unless the constitution of the company otherwise provides, (i) a proxy shall not be entitled to vote except on a poll, (ii) a shareholder shall not be entitled to appoint more than two proxies to attend and vote at the same meeting and (iii) where a shareholder appoints two proxies the appointment shall be invalid unless the shareholder specifies the proportions of his or her holdings to be represented by each proxy.

Notwithstanding the foregoing, a registered shareholder having a share capital who is a relevant intermediary (as defined under the Singapore Companies Act) may appoint more than two proxies in relation to a meeting to exercise all or any of his rights to attend and to speak and vote at the meeting, but each proxy must be appointed to exercise the rights attached to a different share or shares held by him (which number and class of shares shall be specified).

	Existing DMY Articles	Holdco A&R Charter

Under the Singapore Companies Act, public companies may issue non-voting shares and shares that confer special, limited or conditional voting rights, such that the holder of a share may vote on a resolution before a general meeting of the company if, in accordance with the provisions of Section 64 of the Singapore Companies Act, the share confers on the holder a right to vote on that resolution.

Authorize the Company to Make Issuances of Preferred Stock Without Stockholder Consent	The DMY Articles authorize the DMY Board to provide for the issuance of shares of preferred stock in such class or series as may be determined by the DMY Board without further shareholder approval.

The Holdco A&R Constitution provides that, subject to the Singapore Companies Act, every other legislation for the time being in force concerning companies and affecting the company and its constitution, the directors may, subject to prior approval of the company in general meeting, allot and issue shares or grant options over or otherwise deal with or dispose of the same to such persons on such terms and conditions and for such consideration (if any) and at such time and subject or not to the payment of any part of the amount (if any) thereof in cash as the directors may think fit. Such approval, if granted, will lapse at the earlier of the conclusion of the next annual general meeting or the expiration of the period within which the next annual general meeting is required by law to be held (i.e., within six months after the end of each fiscal year). However, any approval may be revoked or varied by Holdco in a general meeting.

Any such shares may be issued with such preferred, deferred or other special, limited or conditional rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, or which do not confer voting rights as the directors may think fit. Preference shares may be issued which are or at the option of Holdco are liable to be redeemed, the terms and manner of redemption being determined by the directors.

	Existing DMY Articles	Holdco A&R Charter

Moreover under the Singapore Companies Act, Holdco may issue preference shares or convert any issued shares into preference shares only if there are set out in the Holdco A&R Constitution the rights of the holders of those shares with respect to repayment of capital, participation in surplus assets and profits, cumulative or non-cumulative dividends, voting and priority of payment of capital and dividends in relation to other shares or other classes of preference shares.

Shareholder/Stockholder Written Consent in Lieu of a Meeting

Any action required or permitted to be taken at any meeting of shareholders may be taken without a meeting by shareholders having not less than the minimum number of votes necessary to take the action at a meeting at which all shareholders entitled to vote on the action are present and voting. Such action shall be evidenced by a consent or consents in writing, setting forth the action so taken, which shall be (i) signed and delivered to the secretary and not revoked by shareholders having the requisite votes, and (ii) filed with the records of the meetings of shareholders.

Subject to the Singapore Companies Act and every other Singapore statute for the time being in force affecting Holdco, under the Holdco A&R Constitution, whenever Holdco’s share capital is divided into different classes of shares, the special rights attached to any class may be varied or abrogated either with the consent in writing of the holders of three quarters of the voting rights of the issued shares of the class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst Holdco is a going concern or during or in contemplation of a winding up. To every such separate general meeting, (i) the necessary quorum shall be two persons (unless all the shares of the class are held by one person whereupon the necessary quorum shall be one person) at least holding or representing by proxy or attorney at least one-third of the voting rights of the issued shares of the class and that any holder of shares of the class present in person or by proxy or by attorney may demand a poll, but where the necessary majority for such a special resolution is not obtained at such general meeting, consent in writing if obtained from the holders of three-fourths of the issued shares of the class concerned within two months of such general meeting shall be as valid and effectual as a special resolution carried at such general meeting; and (ii) where all the issued shares of the class are held by one person, the necessary quorum shall be one person and such holder of shares of the class present in person or by proxy or by attorney may demand a poll.

	Existing DMY Articles	Holdco A&R Charter
Save for the foregoing, the Holdco A&R Constitution does not provide for shareholders to approve resolutions by written means.
Classified Board

DMY’s board is currently divided into three classes: Class I, Class II and Class III, with each director serving for a term ending on the third annual meeting of shareholders following the annual meeting of shareholders at which such director was elected.

The Holdco A&R Constitution does not provide for a classified board.
Corporate Name	The exact name of the corporation is “dMY Squared Technology Group, Inc.”	The Holdco A&R Constitution provides that the name of the corporation is “Horizon Quantum Holdings Ltd.”
Perpetual Existence	The corporation has perpetual existence.

Holdco has perpetual existence.

The Holdco A&R Constitution does not include the provisions under Article IV Section F of the DMY Articles which relate to DMY’s status as a special purpose acquisition company.

Takeovers by Interested Stockholders

Chapter 110F of the Massachusetts General Laws generally provides that, if a person acquires 5% or more of the stock of a Massachusetts corporation without the approval of the board of directors of that corporation, such person may not engage in certain transactions with the corporation for a period of three years following the time that person becomes a 5% shareholder, with certain exceptions.

Under the Singapore Take-over Code, if, in the course of an offer, or even before the date of the announcement of the offer, the board of the offeree company has reason to believe that a bona fide offer is imminent, the board must not, except pursuant to a contract entered into earlier, take any action, without the approval of shareholders at a general meeting, on the affairs of the offeree company that could effectively result in any bona fide offer being frustrated or the shareholders being denied an opportunity to decide on its merits.

Provisions Related to Status as Blank Check Company

Upon consummation of DMY’s initial business combination, the DMY Articles provide holders of Public Shares with the opportunity to redeem their Public Shares at a per-share price, payable in cash equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (such interest shall be net taxes paid or payable, if any), divided by the number of then issued Public Shares.

Not applicable. The Holdco A&R Constitution does not include the provisions under Article IV Section F of the DMY Articles which relate to DMY’s status as a special purpose acquisition company.

Existing DMY Articles	Holdco A&R Charter

If DMY seeks to amend any provision of the DMY Articles that would modify the substance or timing of DMY’s obligation to redeem 100% of the Public Shares or with respect to other material provisions of the Articles relating to shareholders’ rights or pre-initial business combination activity, DMY must provide the Public Shareholders with the opportunity to redeem their Public Shares in connection with such vote.

After consummation of the initial business combination, holders of Public Shares are not entitled to redemption rights with respect to their shares.

In the event that DMY has not completed its initial business combination within the Combination Period, it shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem one hundred percent (100%) of the Public Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to DMY to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Public Shares, which redemption will completely extinguish rights of the Public Shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the DMY Board in accordance with applicable law, dissolve and liquidate, subject in each case to DMY’s obligations under the MBCA to provide for claims of creditors and other requirements of applicable law.

DESCRIPTION OF HOLDCO SECURITIES

This section of the proxy statement/prospectus includes a description of the material terms of the Holdco A&R Constitution, the Assumed Warrant Agreement, and of applicable Singapore law as they will be in effect upon Closing of the Business Combination. The following description is intended as a summary only and does not constitute legal advice regarding those matters and should not be regarded as such. Unless stated otherwise, this description does not address any (proposed) provisions of Singapore law that have not become effective as per the date of this proxy statement/prospectus. The description is qualified in its entirety by reference to the complete text of the Holdco A&R Constitution, the form of which is attached as Annex B to this proxy statement/prospectus, and the Holdco Assumed Warrant Agreement, the form of which is attached as Annex G to this proxy statement/prospectus. We urge you to read the full text of the Holdco A&R Constitution and Holdco Assumed Warrant Agreement.

General

Upon the consummation of the Business Combination, Holdco’s issued and outstanding share capital will consist of Holdco Class A Ordinary Shares and Holdco Class B Ordinary Shares. As of October 21, 2025, there are no Holdco Class A Ordinary Shares and one Holdco Class B Ordinary Share in Holdco issued and outstanding. Each shareholder shall have one vote for every Holdco Class A Ordinary Share of which he is the holder and three votes for every Holdco Class B Ordinary share of which he is the holder. There is no concept of authorized share capital under Singapore law. Under the Singapore Companies Act, there is no limit to the number of new shares that may be issued, but new shares may be issued only with the prior approval of Holdco’s shareholders in a general meeting.

Holdco Class B Ordinary Shares may be issued only to, and registered in the name of the Horizon Founder, or any Permitted Entity, being defined as (a) corporation in which the Horizon Founder directly, or indirectly through one or more Permitted Entities, owns shares with sufficient voting control in the corporation, or otherwise has legally enforceable rights, such that the Horizon Founder retains sole and exclusive voting control with respect to the Holdco Class B Ordinary Shares held by such corporation; (b) a partnership in which the Horizon Founder directly, or indirectly through one or more Permitted Entities, owns partnership interests with sufficient voting control in the partnership, or otherwise has legally enforceable rights, such that the Horizon Founder retains sole and exclusive voting control with respect to the Holdco Class B Ordinary Shares held by such partnership; or (c) a limited liability company in which the Horizon Founder directly, or indirectly through one or more Permitted Entities, owns membership or limited liability company interests with sufficient voting control in the limited liability company, or otherwise has legally enforceable rights, such that the Horizon Founder retains sole and exclusive voting control with respect to the Holdco Class B Ordinary Shares held by such limited liability company, in each case so long as the transfer of Holdco Class B Ordinary Shares to such entity does not involve any direct or indirect payment of cash, securities, property or other consideration (other than an interest in such entity) to the Horizon Founder.

For the purposes of this section, references to “shareholders” mean those shareholders whose names and number of shares are entered in Holdco’s register of members. Only persons who are registered in Holdco’s register of members are recognized under Singapore law as Holdco’s shareholders. As a result, only registered shareholders have legal standing under Singapore law to institute shareholder actions against Holdco or otherwise seek to enforce their rights as shareholders. Holdco’s branch register of members is maintained by Holdco’s transfer agent.

Objects of Holdco

Under the Singapore Companies Act and the Holdco A&R Constitution, subject to the provisions of the Singapore Companies Act and any other written law and the Holdco A&R Constitution, Holdco has full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and for the purposes of the foregoing, full rights, powers and privileges.

Ordinary Shares

The Holdco Ordinary Shares have no par value as there is no concept of authorized share capital under Singapore law. All shares presently issued are fully paid. Although Singapore law does not recognize the concept of “non-assessibility” with respect to newly issued shares, Holdco notes that any subscriber of Holdco Ordinary Shares who has fully paid up all amounts due with respect to such ordinary shares will not be subject under Singapore law to any personal liability to contribute to Holdco’s assets or liabilities in such subscriber’s capacity solely as a holder of such ordinary shares, except in very limited and exceptional circumstances where Singapore courts may consider it fit to “lift the corporate veil.” Holdco believes this interpretation is substantively consistent with the concept of “non-assessability” under most, if not all, U.S. state corporations laws. Holdco cannot, except in the circumstances permitted by the Singapore Companies Act, grant any financial assistance for the acquisition or proposed acquisition of Holdco’s own ordinary shares. Except as described in “— Singapore Code on Take-overs and Mergers” and “— Voting Rights,” there are no limitations in the Holdco’s Constitution or Singapore law on the rights of shareholders not resident in Singapore to hold or vote in respect of Holdco Ordinary Shares.

Voting Rights

Each Holdco Class A Ordinary Share is entitled to one vote per share and each Holdco Class B Ordinary Share is entitled to three votes per share. Voting at any meeting of shareholders is by poll. On a poll, each holder of Holdco Class A Ordinary Shares who is present in person or by proxy or by attorney or in the case of a corporation, by a representative, has one vote for each Holdco Class A Ordinary Share which he holds or represents, while each holder of Holdco Class B Ordinary Shares who is present in person or by proxy or by attorney or in the case of a corporation, by a representative, has three votes for each Class B Ordinary Share which he holds or represents. Proxies need not be shareholders. There are no limitations imposed by the Holdco A&R Constitution on the rights of non-resident or foreign shareholders to hold or exercise voting rights on Holdco’s shares. In addition, there are no provisions in the Holdco A&R Constitution governing the ownership threshold above which shareholder ownership must be disclosed.

Only those shareholders who are registered in Holdco’s register of members will be entitled to vote at any meeting of shareholders in person or by proxy or by attorney or, in the case of a corporation, by a representative. Therefore, since the Holdco ordinary shares are expected to be held through the Depositary Trust Company (“DTC”) or its nominee, DTC or its nominee will grant an omnibus proxy to DTC participants holding Holdco Ordinary Shares in book-entry form through a broker, bank, nominee, or other institution that is a direct or indirect participant of DTC. Such shareholders will have the right to instruct their broker, bank, nominee or other institution holding these ordinary shares on how to vote such ordinary shares by completing the voting instruction form provided by the applicable broker, bank, nominee, or other institution. Holdco’s vote will be voted by the chairman of the meeting according to the results of the votes of the DTC participants (which results will reflect the instructions received from shareholders that own Holdco Ordinary Shares electronically in book-entry form through DTC).

Dividends

Holdco may, by ordinary resolution, declare dividends at a general meeting of Holdco’s shareholders, but no dividend shall be payable except out of Holdco’s profits, and the amount of any such dividend shall not exceed the amount recommended by the Holdco Board. Subject to the Holdco A&R Constitution and in accordance with the Singapore Companies Act, the Holdco Board may, without the approval of Holdco’s shareholders, declare and pay interim dividends, but any final dividends the board declares must be approved by an ordinary resolution at a general meeting of Holdco’s shareholders. Holdco currently has not adopted a dividend policy with respect to future dividends and Holdco does not have any present plan to pay any cash dividends on Holdco Ordinary Shares in the foreseeable future after consummation of the Business Combination.

Capitalization and Other Rights

The Holdco Board may, with the approval of Holdco’s shareholders at a general meeting, capitalize any reserves or profits and distribute them as shares, credited as paid-up, to Holdco’s shareholders in proportion to their shareholdings in accordance with the Holdco A&R Constitution.

Variation of Rights

Subject to the Singapore Companies Act and every other Singapore statute for the time being in force affecting Holdco, under the Holdco A&R Constitution, whenever Holdco’s share capital is divided into different classes of shares, the rights attached to any class may be varied or abrogated either with the consent in writing of the holders of three-quarters of the voting rights of the issued shares of the class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst Holdco is a going concern or during or in contemplation of a winding-up. To every such separate general meeting, (i) the necessary quorum shall be two persons (unless all the shares of the class are held by one person whereupon no quorum is applicable) at least holding or representing by proxy or attorney at least one-third of the voting rights of the issued shares of the class and that any holder of shares of the class present in person or by proxy or by attorney may demand a poll, and on a poll shall, in the case of any holder of ordinary shares, have one vote for every share of the class held by him, provided always that where the necessary majority for such a special resolution is not obtained at such general meeting, consent in writing if obtained from the holders of three-fourths of the issued shares of the class concerned within two months of such general meeting shall be as valid and effectual as a special resolution carried at such general meeting; and (ii) where all the issued shares of the class are held by one person, the necessary quorum shall be one person and such holder of shares of the class present in person or by proxy or by attorney may demand a poll.

Issuances of New Shares

Under the Singapore Companies Act, new shares may be issued only with the prior approval of Holdco’s shareholders in a general meeting. General approval may be sought from Holdco’s shareholders in a general meeting for the issuance of shares. Such approval, if granted, will lapse at the earlier of the conclusion of the next annual general meeting or the expiration of the period within which the next annual general meeting is required by law to be held (i.e., within six months after the end of each fiscal year). However, any approval may be revoked or varied by Holdco in a general meeting.

For the issuance of new shares for the proposed sale to the public, Holdco’s shareholders will provide such general authority to issue new ordinary shares as required by the Singapore Companies Act.

Subject to this and the provisions of the Singapore Companies Act and the Holdco A&R Constitution, Holdco’s board of directors may allot, issue or grant options over or otherwise dispose of new ordinary shares to such persons on such terms and conditions and with the rights and restrictions as they may think fit to impose. Such rights are subject to any condition attached to such issue and the regulations of any stock exchange on which Holdco Ordinary Shares are listed, as well as U.S. federal and blue sky securities laws applicable to such issue.

Conversion of Class B Shares

Under the Holdco A&R Constitution, each Holdco Class B Ordinary Share shall be convertible into one Holdco Class A Ordinary Share (“Conversion Ratio”) at any time at the option of the holder of that Holdco Class B Ordinary Share.

Under the Holdco A&R Constitution, subject to the Singapore Companies Act, on the date of any sale, assignment, transfer, conveyance, pledge, hypothecation or other transfer or disposition of Holdco Class B Ordinary Shares or any legal or beneficial interest in such shares (“Transfer”), whether or not for value, by the initial registered holder thereof, unless provided otherwise in the Holdco A&R Constitution, the Holdco Class B Ordinary Shares held by the holder as registered on the register of members of Holdco shall be automatically converted to Holdco Class A Ordinary Shares at the Conversion Ratio, effective immediately upon such Transfer (“Automatic Conversion Date”), and the person entitled to receive the Holdco Class A Ordinary Shares upon such conversion shall be treated for all purposes as the record holder of such Holdco Class A Ordinary Shares on such date. Notwithstanding anything in the Holdco A&R Constitution, any holder of Holdco Class B Ordinary Shares may charge his, her or its Holdco Class B Ordinary Shares to a chargee pursuant to a bona fide charge of Holdco Class B Ordinary Shares as collateral security for indebtedness due to the chargee so long as the Holdco Class B Ordinary Shares are not transferred to or registered in the name of the chargee. In the event of any charge of the Holdco Class B Ordinary Shares meeting these requirements, the charged shares will not be converted automatically into Holdco Class A Ordinary Shares. If the charged Holdco Class B Ordinary Shares become subject to any foreclosure, realisation or other similar action by the chargee, they will be converted automatically into Holdco Class A Ordinary Shares upon the occurrence of that action.

Subject to compliance with the Singapore Companies Act, each Holdco Class B Ordinary Share shall be automatically converted to Holdco Class A Ordinary Shares at the Conversion Ratio without further action by the Holdco or the holder thereof upon the earliest to occur of the following:

(a)     5:00 p.m., Singapore time, on the first day following the date on which the Horizon Founder is no longer serving as a director or officer of Holdco;

(b)    the death or Incapacity of the Horizon Founder; and

(c)     such time as the number of outstanding Holdco Class B Ordinary Shares is less than 50% the total number of outstanding Holdco Class B Ordinary Shares as of immediately following the completion of the amalgamation between the Horizon and Merger Sub 1, as equitably adjusted for share splits, reverse share splits, share dividends, reorganizations, consolidations, exchanges of shares or other like changes or transactions with respect to the Holdco Ordinary shares.

The Conversion Ratio may be adjusted by the directors of Holdco as necessary from time to time in order to account for any subdivision (by share split, subdivision, exchange, capitalization, rights issue, reclassification, recapitalization or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalization or otherwise) or similar reclassification or recapitalization of the Holdco Class A Ordinary Shares in issue into a greater or lesser number of shares without there being a proportionate and corresponding subdivision, combination or similar reclassification or recapitalization of the Holdco Class B Ordinary Shares in issue.

Preference Shares

Under the Singapore Companies Act, different classes of shares in a public company may be issued only if (a) the issue of the class or classes of shares is provided for in the constitution of the public company and (b) the constitution of the public company sets out in respect of each class of shares the rights attached to that class of shares. The Holdco A&R Constitution provides that it may issue shares of a different class with preferred, deferred or other special, limited or conditional rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, or which do not confer voting rights as the Holdco Board may determine from time to time provided that it is approved by ordinary resolution, or if required by the statutes, special resolution at a general meeting of its shareholder.

Holdco may, subject to the Singapore Companies Act and the prior approval in a general meeting of its shareholders, issue preference shares that are, at its option, subject to redemption provided that such preference shares may not be redeemed out of the capital of Holdco unless:

•        all the directors have made a solvency statement in relation to such redemption; and

•        Holdco has lodged a copy of the solvency statement with the Accounting and Corporate Regulatory Authority of Singapore.

Further, the shares must be fully paid-up before they are redeemed.

The issuance of preference shares could have the effect of decreasing the trading price of Holdco Ordinary Shares, restricting dividends on Holdco Ordinary Shares, diluting the voting power of Holdco Ordinary Shares, impairing the liquidation rights of Holdco Ordinary Shares, or delaying or preventing a change in control of Holdco.

Calls on Shares

Under the Holdco A&R Constitution, the Holdco Board may from time to time, as they think fit, make calls upon the shareholders in respect of any moneys unpaid on their shares or on any class of their shares and not by the conditions of the issue and allotment thereof made payable at fixed times; and each shareholder shall (subject to his having been given at least 14 days’ notice specifying the time or times and place of payment) pay to Holdco at the time or times and place so specified the amount called on his shares. A call may be made payable by instalments. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof. A call may be revoked or postponed as the directors may determine.

Register of Members

Only persons who are registered in Holdco’s register of members are recognized under Singapore law as Holdco’s shareholders with legal standing under Singapore law to institute shareholder actions against Holdco or otherwise seek to enforce their rights as shareholders. Holdco will not, except as required by applicable law, recognize any equitable, contingent, future or partial interest in any ordinary share or other rights for any ordinary share other than the absolute right thereto of the registered holder of that ordinary share. Holdco may close its register of members for any time or times, provided that its register of members may not be closed for more than 30 days in the aggregate in any calendar year and prior notice of closure, stating the period and purpose(s) for which the closure is made, is given to the shareholders. Holdco typically will close its register of members to determine shareholders’ entitlement to receive dividends and other distributions.

The Holdco Ordinary Shares to be issued to DMY Shareholders and Horizon Shareholders in connection with the Business Combination are expected to be held through DTC. Accordingly, DTC or its nominee, Cede & Co., will be the shareholder of record registered in Holdco’s register of members. The holders of Holdco Ordinary Shares held in book-entry interests through DTC or its nominee may become registered shareholders by exchanging their interest in Holdco Ordinary Shares for certificated ordinary shares and being registered in Holdco’s register of members in respect of such ordinary shares. The procedures by which a holder of book-entry interests held through DTC or its nominee may exchange such interests for certificated ordinary shares are determined by DTC and Holdco’s transfer agent, in accordance with their internal policies and guidelines regulating the withdrawal and exchange of book-entry interests for certificated ordinary shares, and following such an exchange, Holdco’s transfer agent will perform the procedures to register the ordinary shares in the register.

Under the Singapore Companies Act, if (a) the name of any person is without sufficient cause entered in or omitted from the register of members; or (b) default is made or unnecessary delay takes place in entering in the register of members the fact of any person having ceased to be a member, the person aggrieved or any member of the public company or the company itself, may apply to the Singapore courts for rectification of the register of members. The Singapore courts may refuse the application or may order rectification of the register of members and payment by the company of any damages sustained by any party to the application. The Singapore courts will not entertain any application for the rectification of a register of members in respect of an entry which was made in the register of members more than 30 years before the date of the application.

Singapore Code on Take-overs and Mergers

The Singapore Take-Over Code regulates, among other things, the acquisition of voting shares of Singapore-incorporated public companies with net tangible assets of S$5.0 million or more. Any person acquiring, whether by a series of transactions over a period of time or not, either on his or her own or together with parties acting in concert with such person, 30% or more of the voting rights in Holdco or any person holding, either on his or her own or together with parties acting in concert with such person, between 30% and 50% (both amounts inclusive) of the voting rights in Holdco, and if such person (or parties acting in concert with him) acquires, either on his or her own or together with parties acting in concert with such person, additional voting shares representing more than 1% of the voting rights in Holdco in any six-month period, must, except with the consent of the SIC, extend a mandatory take-over offer for all the remaining voting shares in accordance with the provisions of the Singapore Take-Over Code. Responsibility for ensuring compliance with the Singapore Take-Over Code rests with parties (including company directors) to a take-over or merger and their advisors.

Under the Singapore Take-Over Code, “parties acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows:

•        a company and its parent company, subsidiaries or fellow subsidiaries (together, the related companies), the associated companies of any of the company and its related companies, companies whose associated companies include any of these foregoing companies and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights;

•        a company with any of its directors (together with their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);

•        a company with any of its pension funds and employee share schemes;

•        a person with any investment company, unit trust or other fund whose investment such person manages on a discretionary basis but only in respect of the investment account which such person manages;

•        a financial or other professional adviser, including a stockbroker, with its customers in respect of the shareholdings of the adviser and persons controlling, controlled by or under the same control as the adviser;

•        directors of a company (together with their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent;

•        partners; and

•        an individual and (i) such person’s close relatives, (ii) such person’s related trusts, (iii) any person who is accustomed to act in accordance with such person’s instructions, (iv) companies controlled by the individual, such person’s close relatives, such person’s related trusts or any person who is accustomed to act in accordance with such person’s instructions and (v) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights.

Subject to certain exceptions, a mandatory offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror for voting rights of the offeree company during the offer period and within the six months prior to its commencement.

Under the Singapore Take-Over Code, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. In the case where Holdco has more than one class of equity share capital, a comparable take-over offer must be made for each class of shares in accordance with the Singapore Take-Over Code and the SIC should be consulted in advance in such cases. In addition, an offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the take-over offer must be given sufficient information, advice and time to enable them to reach an informed decision on the offer. These legal requirements may impede or delay a takeover of Holdco by a third-party.

Holdco intends to submit an application to the SIC for a waiver from the Singapore Take-Over Code so that the Singapore Take-Over Code will not apply to Holdco for so long as Holdco is not listed on a securities exchange in Singapore. Holdco will make an appropriate announcement when the result of the application is known.

Election and Re-election of Directors

Holdco may, by ordinary resolution, remove any director before the expiration of his or her period of office, notwithstanding anything in the Holdco A&R Constitution or in any agreement between Holdco and such director. Holdco may also, by an ordinary resolution, appoint another person in place of a director removed from office pursuant to the foregoing.

The Holdco A&R Constitution provides that its shareholders by ordinary resolution, or its board of directors shall have the power, at any time and from time to time, to appoint any person to be a director either to fill a casual vacancy or as an additional director, provided that the total number of directors shall not at any time be lower than the minimum number or exceed the maximum number (if any) fixed by the Holdco A&R Constitution.

General Meetings of Holdco’s Shareholders

Under the Singapore Companies Act, Holdco is required to hold an annual general meeting of shareholders within six months from the end of its fiscal year. The directors may convene an extraordinary general meeting whenever they think fit and they must do so upon the requisition of shareholders representing not less than 10% of the total number of paid-up shares as of the date of deposit of the requisition carrying the right to vote at a general meeting. In addition, two or more shareholders holding not less than 10% of Holdco’s total number of issued shares (excluding treasury shares) may call a meeting of Holdco’s shareholders.

The Singapore Companies Act provides that a shareholder is entitled to attend any general meeting and speak and vote on any resolution put before the general meeting. Unless otherwise required by law or by Holdco’s constitution, voting on resolutions put forth at general meetings is by ordinary resolution, passed by a simple majority of the voting rights of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution. An ordinary resolution suffices, for example, for the appointment of directors. A special resolution, which is passed by not less than three-fourths of the voting rights of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution, is necessary for certain matters under Singapore law, including voluntary winding-up, amendments to Holdco’s constitution, a change of Holdco’s corporate name and a reduction in the share capital.

Holdco must give at least 21 days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. General meetings convened for the purpose of passing ordinary resolutions generally require at least 14 days’ notice in writing.

Minority Rights

The rights of minority shareholders of Singapore companies are protected under Section 216 of the Singapore Companies Act, which gives the Singapore courts a general power to make any order, upon application by any shareholder of a company, as they think fit to remedy any of the following situations:

•        the affairs of a company are being conducted or the powers of the board of directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of the shareholders, including the applicant; or

•        a company takes an action, or threatens to take an action, or the shareholders pass a resolution, or propose to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the shareholders, including the applicant.

Singapore courts have a wide discretion as to the remedies they may grant and the remedies listed in the Singapore Companies Act itself are not exclusive. If the Singapore courts are of the opinion that, upon an application under Section 216 of the Singapore Companies Act, either of the grounds set out above is established, the Singapore courts may, with a view to bringing to an end or remedying the matters complained of, make such order as it thinks fit and, without prejudice to the generality of the foregoing, the order may:

•        direct or prohibit any act or cancel or modify any transaction or resolution;

•        regulate the conduct of the affairs of the company in the future;

•        authorize civil proceedings to be brought in the name of, or on behalf of, the company by a person or persons and on such terms as the court may direct;

•        provide for the purchase of shares of the company by the other shareholders of the company or by the company itself and, in the case of a purchase of shares by the company, a corresponding reduction of its share capital; or

•        provide that the company be wound up.

In addition, Section 216A of the Singapore Companies Act allows a complainant (including a minority shareholder) to apply to the Singapore courts for leave to bring an action in a court proceeding or arbitration in the name and on behalf of the company or intervene in an action in a court proceeding or arbitration to which a company is a party for the purpose of prosecuting, defending or discontinuing the action or arbitration on behalf of a company.

Liquidation or Other Return of Capital

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Limitation of Liability of Directors and Officers

Under Section 172 of the Singapore Companies Act, any provision (whether in the constitution, a contract with the company or otherwise) that purports to exempt or provides an indemnity for officers of a company (including directors) to any extent from or against any liability that would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void. However, a company is not prohibited from: (a) in the case of providing an indemnity (to any extent) for an officer of a company (including directors) against any liability that would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to the company, purchasing and maintaining for any director and officer of the company insurance against any such liability; or (b) indemnifying the individual against liability incurred by him or her to a person other than the company except when the indemnity is against any liability (i) of the officer of the company to pay a fine in criminal proceedings, (ii) of the officer of the company to pay a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirements of a regulatory nature

(howsoever arising), (iii) incurred by the officer of the company in defending criminal proceedings in which he or she is convicted, (iv) incurred by the officer of the company in defending civil proceedings brought by the company or a related company in which judgment is given against him or her, or (v) incurred by the individual in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the court refuses to grant him or her relief.

Subject to the Singapore Companies Act and every other Singapore statute for the time being in force and affecting Holdco, Holdco’s constitution provides that each of its directors and other officers shall be entitled to be indemnified by Holdco against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto.

Subject to the Singapore Companies Act and every other Singapore statute for the time being in force and affecting Holdco, Holdco may indemnify its directors and officers against costs, charges, fees and other expenses that may be incurred by any of them in defending any proceedings (whether civil or criminal) relating to anything done or omitted or alleged to be done or omitted by such person acting in his or her capacity as a director, officer or employee of Holdco, in which judgment is given in his or her favor, or in which he or she is acquitted or in which the courts have granted relief pursuant to the provisions of the Singapore Companies Act or other applicable statutes, provided that such indemnity shall not extend to any liability which by law would otherwise attach to him or her in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to Holdco, or which would otherwise result in such indemnity being void under applicable Singapore laws.

No director or officer of Holdco shall be liable for any acts, omissions, neglects, defaults or other conduct of any other director or officer, and to the extent permitted by Singapore law, Holdco shall contribute to the amount paid or payable by a director or officer in such proportion as is appropriate to reflect the relative fault of such director or officer, taking into consideration any other relevant equitable considerations, including acts of other directors or officers and Holdco, and the relative fault of such parties in respect thereof.

In addition, subject to the Singapore Companies Act and every other Singapore statute for the time being in force and affecting Holdco, no director (including managing director) or other officer shall be liable for the acts, receipts, neglects or defaults of any other director or officer, or for joining in any receipt or other act for conformity, or for any loss or expense incurred by Holdco, through the insufficiency or deficiency of title to any property acquired by order of the directors for Holdco or for the insufficiency or deficiency of any security upon which any of Holdco’s moneys are invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects are deposited, or any other loss, damage or misfortune which happens in the execution of his or her duties, unless the same happens through his or her own negligence, default, breach of duty or breach of trust.

Holdco Warrants

Public Warrants

Each whole warrant entitles the registered holder to purchase Holdco Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing 30 days after the completion the Business Combination, provided in each case that we have an effective registration statement under the Securities Act covering the Holdco Class A Ordinary Shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or we permit holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrant holder may exercise its warrants only for a whole number of Holdco Class A Ordinary Shares. This means that, once the warrants become exercisable, only a whole warrant may be exercised at any given time by a warrant holder. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any Holdco Class A Ordinary Shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Holdco Class A Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue Holdco Class A Ordinary Shares upon exercise of a warrant unless the Holdco Class A Ordinary Shares issuable upon such warrant exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant.

We have agreed that as soon as practicable, but in no event later than fifteen business days after the closing of the Business Combination, we will use our commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Holdco Class A Ordinary Shares issuable upon exercise of the warrants. We will use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Holdco Class A Ordinary Shares issuable upon exercise of the warrants is not effective by the sixtieth business day after the closing of the Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if Holdco Class A Ordinary Shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Holdco Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and in the event we do not so elect, we will use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Holdco Class A Ordinary Shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Holdco Class A Ordinary Shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the Holdco Class A Ordinary Shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of warrants when the price per Holdco Class A Ordinary Share equals or exceeds $18.00.    Once the warrants become exercisable, we may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon a minimum of 30 days; prior written notice of redemption to each warrant holder; and

•        if, and only if, the last reported sales price of the Holdco Class A Ordinary Shares or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Public Shareholders’ Warrants — Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Holdco Class A Ordinary Shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Holdco Class A Ordinary Shares is available throughout the 30-day redemption period. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Holdco Class A Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) as well as the $11.50 warrant exercise price after the redemption notice is issued.

Redemption of warrants when the price per Holdco Class A Ordinary Share equals or exceeds $10.00.    Once the warrants become exercisable, we may redeem the outstanding warrants:

•        in whole and not in part;

•        at a price of $0.10 per warrant, provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” (as defined below) of Holdco Class A Ordinary Shares except as otherwise described below;

•        upon a minimum of 30 days; prior written notice of redemption to each warrant holder; and

•        if, and only if, the last reported sales price of the Holdco Class A Ordinary Shares or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “— Warrants — Public Shareholders’ Warrants — Anti-Dilution Adjustments”) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders.

Beginning on the date the notice of redemption is given until the warrants are redeemed or exercised, holders may elect to exercise their warrants on a cashless basis. The numbers in the table below represent the number of Holdco Class A Ordinary Shares that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of Holdco Class A Ordinary Shares on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume weighted average price of Holdco Class A Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of a warrant is adjusted as set forth under the heading “— Anti-dilution Adjustments” below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a warrant. If the exercise price of a warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “— Anti-dilution Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “— Anti-dilution Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a warrant pursuant to such exercise price adjustment.

Redemption Date (period to expiration of warrants)	≤10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	≥18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Holdco Class A Ordinary Shares to be issued for each warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of Holdco Class A Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $11.00 per share, and at such time there are 57 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 Holdco Class A Ordinary Shares for each whole warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of Holdco Class A Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the warrants is $13.50 per share, and at such time there are 38 months until the expiration of the warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 Holdco Class A Ordinary Shares for each whole warrant. In no event will the warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 Holdco Class A Ordinary Shares per warrant (subject to adjustment). Finally, as reflected in the table above, if the warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any Holdco Class A Ordinary Shares.

This redemption feature is structured to allow for warrants to be redeemed when the Holdco Class A Ordinary Shares are trading at or above $10.00 per share, which may be at a time when the trading price of Holdco Class A Ordinary Shares is below the exercise price of the warrants. We have established this redemption feature to provide us with the flexibility to redeem the warrants without the warrants having to reach the $18.00 per share threshold set forth above under “— Redemption of warrants when the price per Holdco Class A Ordinary Share equals or exceeds $18.00.” Holders choosing to exercise their warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares for their warrants based on an option pricing model with a fixed volatility input as of September 29, 2022. This redemption right provides us with an additional mechanism by which to redeem all of the outstanding warrants, and therefore have certainty as to our capital structure as the warrants would no longer be outstanding and would have been exercised or redeemed and we will be required to pay the redemption price to warrant holders if we choose to exercise this redemption right and it will allow us to quickly proceed with a redemption of the warrants if we determine it is in our best interest to do so. As such, we would redeem the warrants in this manner when we believe it is in our best interest to update our capital structure to remove the warrants and pay the redemption price to the warrant holders.

As stated above, we can redeem the warrants when the Holdco Class A Ordinary Shares are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing warrant holders with the opportunity to exercise their warrants on a cashless basis for the applicable number of shares. If we choose to redeem the warrants when the Holdco Class A Ordinary Shares are trading at a price below the exercise price of the warrants, this could result in the warrant holders receiving fewer Holdco Class A Ordinary Shares than they would have received if they had chosen to wait to exercise their warrants for Holdco Class A Ordinary Shares if and when such Holdco Class A Ordinary Shares were trading at a price higher than the exercise price of $11.50.

No fractional Holdco Class A Ordinary Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Holdco Class A Ordinary Shares to be issued to the holder. If, at the time of redemption, the warrants are exercisable for a security other than the Holdco Class A Ordinary Shares pursuant to the warrant agreement, the warrants may be exercised for such security. At such time as the warrants become exercisable for a security other than the Holdco Class A Ordinary Shares, Holdco (or surviving company) will use its commercially reasonable efforts to register under the Securities Act the security issuable upon exercise of the warrants.

The redemption rights set forth above under “— Redemption of warrants when the price per Holdco Class A Ordinary Share equals or exceeds $18.00” and “— Redemption of warrants when the price per Holdco Class A Ordinary Share equals or exceeds $10.00” do not apply to the Holdco Private Warrants if, at the time of the redemption, such warrants are held by the Sponsor or certain permitted transferees. If the Holdco Private Warrants are transferred (other than to a permitted transferee), then we may redeem the Holdco Private Warrants on the same terms as the Holdco Public Warrants.

Maximum Percentage

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the Holdco Class A Ordinary Shares outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding Holdco Class A Ordinary Shares is increased by a capitalization or share dividend payable in Holdco Class A Ordinary Shares, or by a split-up of ordinary shares or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of Holdco Class A Ordinary Shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase Holdco Class A Ordinary Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of Holdco Class A Ordinary Shares equal to the product of (i) the number of Holdco Class A Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Holdco Class A Ordinary Shares) and (ii) one minus the quotient of (x) the price per Holdco Class A Ordinary Share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Holdco Class A Ordinary Shares, in determining the price payable for Holdco Class A Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Holdco Class A Ordinary Shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the Holdco Class A Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the Holdco Class A Ordinary Shares on account of such Holdco Class A Ordinary Shares (or other securities into which the warrants are convertible), other than (a) as described above, or (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Holdco Class A Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Holdco Class A Ordinary Shares issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Holdco Class A Ordinary Share in respect of such event.

If the number of outstanding Holdco Class A Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of Holdco Class A Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Holdco Class A Ordinary Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding Holdco Class A Ordinary Shares.

Whenever the number of Holdco Class A Ordinary Shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Holdco Class A Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Holdco Class A Ordinary Shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding Holdco Class A Ordinary Shares (other than those described above or that solely affects the par value of such Holdco Class A Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding Holdco Class A Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the Holdco Class A Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Holdco Class A Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Holdco Class A Ordinary Shares in such a transaction is payable in the form of Holdco Class A Ordinary Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes Warrant Value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.

The warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, and that all other modifications or amendments will require the vote or written consent of the holders of at least 50% of the then outstanding Holdco Public Warrants, and, solely with respect to any amendment to the terms of the Holdco Private Warrants, a majority of the then outstanding Holdco Private Warrants. You should review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive Holdco Class A Ordinary Shares. After the issuance of Holdco Class A Ordinary Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of Holdco Class A Ordinary Shares to be issued to the warrant holder.

Holdco Private Warrants

Except as described below, the Holdco Private Warrants have terms and provisions that are identical to those of the Holdco Public Warrants. The Holdco Private Warrants (including the Holdco Class A Ordinary Shares issuable upon exercise of the Holdco Private Warrants) are not transferable, assignable or salable until 30 days after the completion of the Business Combination (except pursuant to limited exceptions to our officers and directors and other persons or entities affiliated with the initial purchasers of the Holdco Private Warrants) and they will not be redeemable by us so long as they are held by our Sponsor or its permitted transferees (except as otherwise set forth herein). Our Sponsor, or its permitted transferees, has the option to exercise the Holdco Private Warrants on a cashless basis. If the Holdco Private Warrants are held by holders other than our Sponsor or its permitted transferees, the Holdco Private Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the Holdco Public Warrants.

If holders of the Holdco Private Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its warrants for that number of Holdco Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Holdco Class A Ordinary Shares underlying the warrants, multiplied by the excess of the “Sponsor fair market value” (defined below) over the exercise price of the warrants by (y) the Sponsor fair market value. For these purposes, the “Sponsor fair market value” shall mean the average reported closing price of the Holdco Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by our Sponsor and its permitted transferees is because it is not known at this time whether they will be affiliated with us following the Business Combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that restrict insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike Public Shareholders who could exercise their warrants and sell the Holdco Class A Ordinary Shares received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

Working Capital Warrants

In connection with the Extension, DMY issued an Extension Note to Harry You with a principal amount of $1.75 million on January 2, 2024. Up to $1,500,000 of such Extension Note may be convertible into Holdco Warrants at a price of $1.00 per warrant at the option of Mr. You. Such warrants would be identical to the Holdco Private Warrants.

Our Transfer Agent and Warrant Agent

The transfer agent for the Holdco Class A Ordinary Shares and warrant agent for the Holdco Warrants is Continental Stock Transfer & Trust Company. Holdco will agree to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Listing of Securities

Holdco intends to apply to list the Holdco Class A Ordinary Shares and Holdco Warrants on Nasdaq under the symbols “HQ” and “HQW”, respectively, upon the closing of the Business Combination.

It is a condition to Horizon’s and DMY’s obligations to consummate the Business Combination that the Holdco Class A Ordinary Shares to be issued in connection with the Business Combination Agreement is approved for listing on Nasdaq, subject only to official notice of issuance. Additionally, it is a condition to the obligations of the parties to the Subscription Agreements to consummate the PIPE Investments that the Holdco Class A Ordinary Shares, including the PIPE Shares, has been approved for listing on Nasdaq, subject only to official notice of issuance. DMY and Horizon believe that Holdco will satisfy the initial listing requirements of the Nasdaq Global Market at the Closing, but there can be no assurance such listing condition will be met. If such listing condition is not met, the Business Combination may not be consummated unless such condition is waived by Horizon and DMY, and the PIPE Investments may not be consummated unless such condition is waived by the PIPE Investors. The Nasdaq listing condition may be waived by Horizon and DMY, with respect to the Business Combination, and by the PIPE Investors, with respect to the PIPE Investment, at any time prior to the Closing, including after the deadline for submitting redemption requests or the Special Meeting. If Horizon and DMY, on the one hand, and/or the PIPE Investors, on the other hand, waive such condition, DMY intends to file a Current Report on Form 8-K within four business days of such event, however you should know that given such timing you may not be notified before the deadline for submitting redemption requests or the Special Meeting. It is important for you to consider that, at the time of the deadline for submitting redemption requests or the Special Meeting, Holdco may not have received from Nasdaq either confirmation of the listing of the Holdco Class A Ordinary Shares and Holdco Warrants or confirmation that approval will be obtained prior to the consummation of the Business Combination, and you will not be notified prior to the deadline for submitting redemption requests or the Special Meeting if Holdco has not yet received such approval or confirmation. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without knowing whether the Holdco Class A Ordinary Shares and Holdco Warrants will be listed on Nasdaq or another securities exchange and, further, it is possible that such listing may never be achieved and the Business Combination could still be consummated if such condition is waived.

Registration Rights

At the Closing, Holdco will enter into the Registration Rights Agreement, pursuant to which, among other things, the Sponsor and certain Horizon Shareholders will have specified rights to require Holdco to register all or a portion of their Holdco Class A Ordinary Shares and Holdco Warrants under the Securities Act and provide customary demand as well as piggyback registration rights. See the section entitled “The Business Combination — Ancillary Agreements.” The PIPE Investors also have registration rights pursuant to the terms of the Subscription Agreements. For information regarding registration rights of certain securities of Holdco, see “Proposal No. 1 — The Business Combination Proposal — Ancillary Agreements — Registration Rights Agreement.”

PLAN OF DISTRIBUTION OF HOLDCO PUBLIC WARRANTS AND UNDERLYING HOLDCO CLASS A ORDINARY SHARES

This proxy statement/prospectus registers the issuance by Holdco of the Holdco Public Warrants to the holders of DMY Public Warrants pursuant to the Business Combination Agreement. It also registers the issuance by Holdco of the Holdco Class A Ordinary Shares issuable upon the exercise of such Holdco Public Warrants. Holdco will not receive any proceeds from any such offer or sale by the holders, but will receive proceeds to the extent that the Holdco Public Warrants are exercised for cash.

Once issued, holders of Holdco Public Warrants may, from time to time, sell, transfer, distribute, or otherwise dispose of any or all of the Holdco Public Warrants and/or the underlying Holdco Class A Ordinary Shares on any stock exchange, market, or trading facility on which the Holdco Warrants or Holdco Class A Ordinary Shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. Such holders will act independently of us in making decisions with respect to the timing, manner, and size of each sale.

Such holders may use any one or more of the following methods when disposing of their securities or interests therein:

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        one or more underwritten offerings;

•        block trades in which the broker-dealer will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker-dealer as principal and resale by the broker-dealer for its accounts;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        distributions to their members, partners, or stockholders;

•        short sales effected after the date of the registration statement of which this prospectus forms a part is declared effective by the SEC;

•        through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•        in market transactions, including transactions on a national securities exchange or quotations service or over-the-counter market;

•        directly to one or more purchasers;

•        through agents;

•        broker-dealers who may agree with the selling securityholders to sell a specified number of such securities at a stipulated price per share or warrant; or

•        a combination of any such methods of sale.

In addition, a holder of Holdco Public Warrants or underlying Holdco Class A Ordinary Shares that is an entity may elect to make a pro rata in-kind distribution of securities to its members, partners or stockholders pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members, partners or stockholders would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of ours (or to the extent otherwise required by law), we may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

To the extent required, the Holdco Public Warrants and/or underlying Holdco Class A Ordinary Shares to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In connection with the sale of Holdco Public Warrants and/or underlying Holdco Class A Ordinary Shares, the holder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Holdco Public Warrants and/or underlying Holdco Class A Ordinary Shares in the course of hedging the positions they assume. The holders may also sell the Holdco Public Warrants and/or underlying Holdco Class A Ordinary Shares short and deliver these securities to close out their short positions, or loan or pledge the Holdco Public Warrants and/or underlying Holdco Class A Ordinary Shares to broker-dealers that in turn may sell these shares. The holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In offering the securities covered by this prospectus, holders of Holdco Public Warrants and underlying Holdco Class A Ordinary Shares and any underwriters, broker-dealers or agents who execute sales for them may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any discounts, commissions, concessions or profit they earn on any resale of those securities may be underwriting discounts and commissions under the Securities Act. To the extent applicable, we will make copies of this proxy statement/prospectus (as it may be supplemented or amended from time to time) available to such holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the holders of the Holdco Public Warrants and underlying Holdco Class A Ordinary Shares and their affiliates. The holders of Holdco Public Warrants and underlying Holdco Class A Ordinary Shares may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

APPRAISAL RIGHTS

Neither DMY shareholders nor DMY warrant holders have appraisal rights in connection with the business combination.

FUTURE SHAREHOLDER PROPOSALS AND NOMINATIONS

In addition to any other requirements under applicable law and the Holdco A&R Constitution, Holdco must give at least 21 clear days’ notice in writing for every general meeting convened for the purpose of passing a special resolution. General meetings convened for the purpose of passing ordinary resolutions generally require at least 14 clear days’ notice in writing. The notice of general meeting must specify the place the day and the hour of meeting and in case of special business the general nature of that business, and shall be given to such persons as are entitled to receive such notices from the company. All business other than routine business to be transacted shall be considered special business and any notice of meeting called to consider special business shall specify the general nature of the special business, and if any resolution is to be proposed as a special resolution or as requiring special notice, the notice shall contain a statement to that effect and shall be accompanied by a statement regarding the effect of any proposed resolution on Holdco in respect of such special business.

The Holdco A&R Constitution provides that its shareholders by ordinary resolution may appoint any person to be a director either to fill a casual vacancy or as an additional director, provided that the total number of directors shall not at any time be lower than the minimum number or exceed the maximum number (if any) fixed by or in accordance with the Holdco A&R Constitution, as the case may be. In accordance with the Holdco A&R Constitution, the Holdco Board may also at any time and from time to time appoint any person to be a director either to fill a casual vacancy or as an additional director, but any person so appointed by the Holdco Board shall hold office only until Holdco’s next annual general meeting and shall then be eligible for re-election at such meeting. In the case of a public company, the Singapore Companies Act further provides that the appointment of directors at a general meeting must generally be voted on individually. A motion for the appointment of two or more persons as directors by a single resolution shall not be made unless a resolution that it shall be so made has first been agreed to by the meeting without any vote being given against it. A resolution passed in pursuance of a motion made in contravention of this shall be void, whether or not its being so moved was objected to at the time.

According to the Singapore Companies Act, directors of a public company may be removed before expiration of their term of office with or without cause by ordinary resolution (i.e., a resolution requiring the affirmative vote of a simple majority of votes of those shareholders present and voting in person or by proxy) notwithstanding anything in its constitution or in any agreement between the public company and such directors. Notice of the intention to move such a resolution has to be given to the company not less than 28 days before the meeting at which it is moved. The company shall then give notice of such resolution to its shareholders at the same time and in the same manner as it gives notice of the meeting, or if that is not practicable, not less than 14 days before the meeting. Where any director removed in this manner was appointed to represent the interests of any particular class of shareholders or debenture holders, the resolution to remove such director will not take effect until such director’s successor has been appointed. The Holdco A&R Constitution similarly provides that, subject to the provisions of the constitution and any requirements of the Singapore Companies Act, Holdco may by ordinary resolution of which special notice has been given, remove any director before the expiration of his period in office and appoint another person in place of the director so removed.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the DMY Board, any committee chairperson or the non-management directors as a group by writing to the DMY Board or committee chairperson in care of DMY Squared Technology Group, Inc., 80 North Town Center Drive, Suite 100, Las Vegas, NV 89144. Following the Closing, such communications should be sent to Horizon Quantum Holdings Ltd., 29 Media Cir. #05-22, Singapore, 138565. Each communication will be forwarded, depending on the subject matter, to the Holdco Board, the appropriate committee chairperson or the Holdco Secretary.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, DMY and services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of DMY’s annual report to shareholders and DMY’s proxy statement. Upon written or oral request, DMY will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that DMY deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that DMY deliver single copies of such documents in the future. Shareholders may notify DMY of their requests by writing DMY at its principal executive offices at 80 North Town Center Drive, Suite 100, Las Vegas, NV 89144.

LEGAL MATTERS

Rajah & Tann Singapore LLP will pass upon the validity of the securities of Holdco to be issued in connection with the Business Combination.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the DMY Board does not know of any matters that will be presented for consideration at the Special Meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the Special Meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters.

EXPERTS

The financial statements of dMY Squared Technology Group, Inc. as of December 31, 2024 and 2023 and the related statements of operations, changes in shareholders’ deficit and cash flows for the years then ended, have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon (which contains an emphasis of a matter relating to corporate and income tax withdrawals from the Trust Account as described in Note 1 to the financial statements, an emphasis of a matter relating to restatement of unaudited interim condensed financial statements as discussed in Note 2 to the financial statements, and an explanatory paragraph relating to substantial doubt about the ability of DMY to continue as a going concern as described in Note 1 to the financial statements), appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Horizon Quantum Computing Pte. Ltd. as of December 31, 2024 and 2023, and for each of the two years in the period ended December 31, 2024, included in this proxy statement/prospectus, have been audited by PKF Littlejohn LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

The financial statements of Rose Holdco Pte. Ltd. as of August 31, 2025, included in this proxy statement/prospectus, have been audited by PKF Littlejohn LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

HOUSEHOLDING INFORMATION

Unless DMY has received contrary instructions, DMY may send a single copy of this proxy statement/prospectus to any household at which two or more shareholders reside if DMY believes the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce DMY’s expenses. However, if shareholders prefer to receive multiple sets of DMY’s disclosure documents at the same address this year or in future years, the shareholders should follow the instructions described below. Similarly, if an address is shared with another shareholder and together both of the shareholders would like to receive only a single set of DMY’s disclosure documents, the shareholders should follow these instructions:

•        if the shares are registered in the name of the shareholder, the shareholder should contact DMY at the following address:

dMY Squared Technology Group, Inc.
80 North Town Center Drive, Suite 100
Las Vegas, NV 89144

•        if a broker, bank or nominee holds the shares, the shareholder should contact the broker, bank or nominee directly.

WHERE CAN YOU FIND MORE INFORMATION

Rose Holdco Pte. Ltd. has filed a registration statement on Form F-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

DMY files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on DMY at the SEC website containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

All information contained in this proxy statement/prospectus relating to DMY has been supplied by DMY, and all such information relating to Horizon, Holdco, or the Merger Subs has been supplied by Horizon, respectively. Information provided by one another does not constitute any representation, estimate or projection of the other.

(1)    This document is a (i) prospectus of Holdco with respect to the Holdco Ordinary Shares and Holdco Warrants to be issued to DMY Shareholders and Horizon Shareholders if the Business Combination described herein is consummated, and (ii) a proxy statement of DMY for the Special Meeting. DMY, Horizon, and Holdco have not authorized anyone to give any information or make any representation about the Business Combination, DMY, Horizon or Holdco that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

(2)    If you would like additional copies of this proxy statement/prospectus, or if you have questions about the business combination, you should contact in writing:

dMY Squared Technology Group, Inc.
80 North Town Center Drive, Suite 100
Las Vegas, NV 89144

You may also obtain these documents by requesting them in writing or by telephone from DMY’s proxy solicitor at the following address and telephone number:

[•]

If you are a shareholder of DMY and would like to request documents, please do so no later than [•] business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from DMY, DMY will mail them to you by first class mail, or another equally prompt means. Information and statements contained in this proxy statement/prospectus or any Annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other Annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other documents that are not included with this proxy statement/prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

Holdco is incorporated under the laws of the Republic of Singapore, and certain of its officers and directors are residents outside the U.S. In addition, a significant portion of its operations and business is conducted, and a substantial portion of its assets are located, outside the U.S.

Although Holdco is incorporated outside the U.S., it has agreed to accept service of process in the U.S. through Puglisi & Associates, its agent designated for that purpose, located at 850 Library Avenue, Suite 204, Newark, DE 19711. Nevertheless, since a substantial portion of the assets owned by Holdco are located outside the U.S., any judgment obtained in the U.S. against Holdco may not be collectible within the U.S.

An investor may or may not be able to commence an original action against Holdco or its directors or officers, or any person, before the courts outside the U.S. to enforce liabilities under U.S. federal securities laws, depending on the nature of the action.

There is no treaty between the U.S. and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the U.S. based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. In making a determination as to enforceability of a foreign judgment, the Singapore courts need to be satisfied that the foreign judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, a foreign judgment would be enforceable in Singapore unless procured by fraud, or if the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or if the enforcement thereof would be contrary to the public policy of Singapore, or if the judgment would conflict with earlier judgments from Singapore or earlier foreign judgments recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws.

Civil liability provisions of the federal and state securities law of the U.S. permit the award of punitive damages against Holdco and its directors and officers. The Singapore courts do not allow the enforcement of foreign judgments which amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the U.S. awarding such punitive damages would be regarded by the Singapore courts as being pursuant to foreign, penal, revenue or other public laws. Such determination has yet to be conclusively made by a Singapore court in a reported decision.

In addition, holders of book entry interests in Holdco Ordinary Shares will be required to be registered as shareholders in its register of members in order to have standing to bring a shareholder suit and, if successful, to enforce a foreign judgment against Holdco, its directors or its executive officers in the Singapore courts, subject to applicable Singapore laws. A holder of book entry interests in Holdco Ordinary Shares may become Holdco’s registered shareholder by exchanging its interest in Holdco Ordinary Shares for certificated ordinary shares and being registered in Holdco’s register of members. The administrative process of becoming a registered shareholder could result in delays prejudicial to any legal proceeding or enforcement action.

INDEX TO FINANCIAL STATEMENTS

DMY SQUARED TECHNOLOGY GROUP, INC. — UNAUDITED CONDENSED FINANCIAL STATEMENTS

DMY SQUARED TECHNOLOGY GROUP, INC. — AUDITED FINANCIAL STATEMENTS

HORIZON QUANTUM COMPUTING PTE. LTD. — UNAUDITED CONDENSED FINANCIAL STATEMENTS

HORIZON QUANTUM COMPUTING PTE. LTD. — AUDITED FINANCIAL STATEMENTS

ROSE HOLDCO PTE. LTD. — AUDITED FINANCIAL STATEMENTS

DMY SQUARED TECHNOLOGY GROUP, INC.
CONDENSED BALANCE SHEETS

	June 30, 2025	December 31, 2024
	(unaudited)
Assets:
Current assets:
Cash	$348	$309,399
Prepaid expenses	211,581	133,023
Total current assets	211,929	442,422
Cash and Investments held in Trust Account	26,680,869	25,587,986
Total Assets	$26,892,798	$26,030,408

Liabilities and Shareholders’ Deficit:
Current liabilities:
Accounts payable	$480,070	$486,018
Accrued expenses	1,659,265	777,616
Convertible note – related parties	941,667	641,667
Advances from related parties	1,398,004	389,871
Excise tax payable	421,924	—
Corporate tax payable	—	180,115
Income tax payable	—	303,913
Total current liabilities	4,900,930	2,779,200
Overfunding loans	947,850	947,850
Derivative warrant liabilities	11,544,350	1,450,600
Deferred underwriting commissions	2,211,650	2,211,650
Total Liabilities	19,604,780	7,389,300

Commitments and Contingencies
Class A common stock, $0.0001 par value; 35,000,000 shares authorized; 2,338,586 shares subject to possible redemption at approximately $11.37 and $10.90 per share as of June 30, 2025 and December 31, 2024, respectively	26,580,869	25,487,987

Shareholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding as of June 30, 2025 and December 31, 2024	—	—
Class A common stock, $0.0001 par value; 35,000,000 shares authorized; no non-redeemable shares issued or outstanding as of June 30, 2025 and December 31, 2024	—	—
Class B common stock, $0.0001 par value; 5,000,000 shares authorized; 1,579,750 shares issued and outstanding as of June 30, 2025 and December 31, 2024	158	158
Additional paid-in capital	—	—
Accumulated deficit	(19,293,009)	(6,847,037)
Total shareholders’ deficit	(19,292,851)	(6,846,879)
Total Liabilities, Class A Common Stock Subject to Possible Redemption and Shareholders’ Deficit	$26,892,798	$26,030,408

The accompanying notes are an integral part of these unaudited condensed financial statements.

DMY SQUARED TECHNOLOGY GROUP, INC.
UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

	For the three and six months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
General and administrative expenses	$749,559	$230,197	$1,270,961	$607,780
Corporate tax expenses (benefits)	25,900	182,903	(3,270)	267,211
Loss from operations	(775,459)	(413,100)	(1,267,691)	(874,991)

Other income (expenses):
Interest income on operating account	19	156	96	247
Investment income from cash and investments held in Trust Account	268,385	323,704	532,812	669,921
Change in fair value of derivative warrant liabilities	(5,802,390)	—	(10,093,750)	—
Total other income (expenses)	(5,533,986)	323,860	(9,560,842)	670,168
Net loss before provision for income taxes	(6,309,445)	(89,240)	(10,828,533)	(204,823)
Provision for income taxes	65,490	231,821	102,633	284,692
Net loss	$(6,374,935)	$(321,061)	$(10,931,166)	$(489,515)

Weighted average shares outstanding of Class A common stock, basic and diluted	2,338,586	2,338,586	2,338,586	2,404,197
Basic and diluted net loss per share, Class A common stock	$(1.63)	$(0.08)	$(2.79)	$(0.12)
Weighted average shares outstanding of Class B common stock, basic and diluted	1,579,750	1,579,750	1,579,750	1,579,750
Basic and diluted net loss per share, Class B common stock	$(1.63)	$(0.08)	$(2.79)	$(0.12)

The accompanying notes are an integral part of these unaudited condensed financial statements.

DMY SQUARED TECHNOLOGY GROUP, INC.
UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	For the three and six months ended June 30, 2025
	Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance – December 31, 2024	1,579,750	$158	$—	$(6,847,037)	$(6,846,879)
Increase in redemption value of Class A common stock subject to redemption due to extension	—	—	—	(150,000)	(150,000)
Remeasurement for Class A common stock subject to redemption	—	—	—	(524,498)	(524,498)
Net loss	—	—	—	(4,556,231)	(4,556,231)
Balance – March 31, 2025 (unaudited)	1,579,750	158	—	(12,077,766)	(12,077,608)
Increase in redemption value of Class A common stock subject to redemption due to extension	—	—	—	(150,000)	(150,000)
Excise tax payable attributable to redemption of Class A common stock	—	—	—	(421,924)	(421,924)
Remeasurement for Class A common stock subject to redemption	—	—	—	(268,384)	(268,384)
Net loss	—	—	—	(6,374,935)	(6,374,935)
Balance – June 30, 2025 (unaudited)	1,579,750	$158	$—	$(19,293,009)	$(19,292,851)
	For the three and six months ended June 30, 2024
	Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance – December 31, 2023	1,579,750	$158	$—	$(5,079,176)	$(5,079,018)
Increase in redemption value of Class A common stock subject to redemption due to extension	—	—	—	(191,667)	(191,667)
Remeasurement for Class A common stock subject to redemption	—	—	—	(209,038)	(209,038)
Net loss	—	—	—	(168,454)	(168,454)
Balance – March 31, 2024 (unaudited)	1,579,750	158	—	(5,648,335)	(5,648,177)
Increase in redemption value of Class A common stock subject to redemption due to extension	—	—	—	(150,000)	(150,000)
Remeasurement for Class A common stock subject to redemption	—	—	—	526,474	526,474
Net loss	—	—	—	(321,061)	(321,061)
Balance – June 30, 2024 (unaudited)	1,579,750	$158	$—	$(5,592,922)	$(5,592,764)

The accompanying notes are an integral part of these unaudited condensed financial statements.

DMY SQUARED TECHNOLOGY GROUP, INC.
UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2025	2024
Cash Flows from Operating Activities:
Net loss	$(10,931,166)	$(489,515)
Adjustments to reconcile net loss to net cash used in operating activities:
Investment income from cash and investments held in Trust Account	(532,812)	(669,921)
Change in fair value of derivative warrant liabilities	10,093,750	—
General and administrative expenses advanced by related party	241,636	191,887
Changes in operating assets and liabilities:
Prepaid expenses	(78,558)	61,250
Accounts payable	35,728	(177,819)
Accrued expenses	881,649	115,839
Corporate tax payable	(180,115)	(106,797)
Income tax payable	(303,913)	(224,191)
Net cash used in operating activities	(773,801)	(1,299,267)

Cash Flows from Investing Activities:
Cash deposited in Trust Account for extension	(300,000)	(341,667)
Cash re-contributed to the Trust Account for excess tax withdrawals	(260,070)	—
Withdrawal from Trust Account to pay for taxes	—	1,872,655
Withdrawal from Trust Account to pay for redemption	—	42,020,432
Net cash (used in) provided by investing activities	(560,070)	43,551,420

Cash Flows from Financing Activities:
Advances from related parties	724,820	—
Repayment of advances to related party	—	(167,442)
Proceeds received from related parties under convertible note	300,000	341,667
Redemption of Class A common stock	—	(42,020,432)
Net cash provided by (used in) financing activities	1,024,820	(41,846,207)

Net change in cash	(309,051)	405,946

Cash – Beginning of the period	309,399	9
Cash – End of the period	$348	$405,955

Supplemental disclosure of noncash activities:
Accounts payable paid by related party	$41,677	$6,000
Excise tax payable attributable to redemption of Class A common stock	$421,924	$—
Increase in redemption value of Class A common stock subject to redemption due to extension	$300,000	$341,667
Remeasurement for Class A common stock subject to redemption	$792,882	$(317,436)

Supplemental cash flow information:
Cash paid for federal income taxes	$537,526	$508,883

The accompanying notes are an integral part of these unaudited condensed financial statements.

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025

Note 1 — Description of Organization and Business Operations

dMY Squared Technology Group, Inc. (the “Company”) is a blank check company incorporated in Massachusetts. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of June 30, 2025, the Company had not commenced any operations. All activity for the period from February 15, 2022 (inception) through June 30, 2025 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) as described below, and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The Company’s sponsor is dMY Squared Sponsor, LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on September 29, 2022. On October 4, 2022, the Company consummated its Initial Public Offering of 6,000,000 units (the “units” and, with respect to the Class A common stock included in the units offered, the “Class A Shares” or the “Public Shares”), at $10.00 per unit, generating gross proceeds of $60.0 million, and incurring offering costs of approximately $3.7 million, of which $2.1 million and approximately $26,000 were for deferred underwriting commissions (see Note 5) and offering costs allocated to derivative warrant liabilities, respectively. On October 7, 2022, the underwriter exercised its over-allotment option in part, and on October 11, 2022, the underwriter purchased 319,000 additional units (the “Over-Allotment Units”), generating gross proceeds of approximately $3.2 million (the “Partial Over-Allotment”). The underwriter waived the remainder of its over-allotment option. The Company incurred additional offering costs of approximately $156,000 in connection with the Partial Over-Allotment (of which approximately $112,000 was for deferred underwriting fees).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 2,840,000 warrants (the “Initial Private Placement Warrants”), at a price of $1.00 per Initial Private Placement Warrant to the Sponsor, generating proceeds of approximately $2.8 million (see Note 4). On October 11, 2022, simultaneously with the issuance and sale of the Over-Allotment Units, the Company consummated the sale of an additional 44,660 private placement warrants at $1.00 per private placement warrant (the “Additional Private Placement Warrants”, and together with the Initial Private Placement Warrants, the “Private Placement Warrants”), generating additional gross proceeds of approximately $45,000.

In addition, concurrently with the closing of the Initial Public Offering, the Sponsor extended an overfunding loan to the Company in an amount of $900,000 at no interest (the “Initial Overfunding Loan”) to deposit in the Trust Account (as defined below). On October 11, 2022, simultaneously with the sale of the Over-Allotment Units, the Sponsor extended a further overfunding loan to the Company in an aggregate amount of $47,850 (the “Additional Overfunding Loan”, and together with the Initial Overfunding Loan, the “Overfunding Loans”) to deposit in the Trust Account.

Upon the closing of the Initial Public Offering, the Partial Over-Allotment, the Private Placement and the Overfunding Loans, approximately $64.1 million ($10.15 per unit) of the net proceeds of the sale of the units and the Private Placement Warrants and the proceeds from the Overfunding Loans were initially placed in a trust account (the “Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee. According to the terms of the Investment Management Trust Agreement, dated October 4, 2022, between the Company and Continental Stock Transfer & Trust Company (the “Trust Agreement”), the funds held in the Trust Account were initially invested in United States government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of (i) the completion of a Business Combination, (ii) the redemption of Public Shares properly submitted in connection with a shareholder vote to

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025

Note 1 — Description of Organization and Business Operations (cont.)

amend the Amended and Restated Articles of Organization (the “Charter”) to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete the initial Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, and (iii) return of the funds held in the Trust Account to holders of Public Shares (the “Public Shareholders”) as part of the redemption of the Public Shares if the Company does not complete an initial Business Combination during the Combination Period. On September 25, 2024, the Company instructed Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to transfer its Trust Account out of investment in securities into an interest-bearing bank deposit account in order to mitigate the risk of being deemed an unregistered investment company, and the account was transferred in March 2025.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the deferred underwriting commissions and taxes payable on the interest earned on the funds held in the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company provides Public Shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholders’ meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially at $10.15 per Public Share).

The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 5).

These Public Shares are recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”). The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company’s Charter initially required the Company to not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001.

In January 2024, the shareholders approved the proposal to amend the Charter and eliminate such Redemption Limitation (as defined below). If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Charter, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transaction is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders agreed to vote their Founder Shares

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025

Note 1 — Description of Organization and Business Operations (cont.)

(as defined in Note 4) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial shareholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

The Company’s Charter provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor and the Company’s officers agreed not to propose an amendment to the Charter to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below), or with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company’s Charter initially provided 15 months from the closing of the Initial Public Offering, or January 4, 2024 (the “Prior Outside Date”), to consummate an initial Business Combination. The Charter also permitted the Company, by resolution of the board of directors, to extend the period of time to consummate a Business Combination twice by an additional 3-month period (for a total of 21 months to complete a Business Combination), subject to the Sponsor depositing into the Trust Account $631,900 in the aggregate for each extension (the “Prior Contributions”). The Sponsor did not intend to deposit such Prior Contributions into the Trust Account. Accordingly, following January 4, 2024, the Company would have been forced to liquidate.

The Company’s board determined that, in order for the Company to have additional time to complete a Business Combination in a more cost effective manner, it would be in the best interests of the Company and its shareholders to extend the Prior Outside Date to allow for a period of additional time to consummate the Business Combination. On January 2, 2024, the Company held a special meeting of its shareholders (the “Special Meeting”). At the Special Meeting, the Company’s shareholders approved an amendment of the Charter to extend (the “Extension”) the date by which the Company has to consummate a Business Combination from January 4, 2024 to January 29, 2024 (the “Extended Date”) and thereafter for one calendar month each time, until up to December 29, 2025 (each, an “Additional Extended Date”, each monthly extension, an “Extension Period”, and such period in its entirety, from the Initial Public Offering until the final Additional Extended Date, the “Combination Period”), only if the Sponsor or its designee would deposit (the “Contribution”) into the Trust Account as a loan, (i) on or before January 4, 2024, with respect to the initial extension to the Extended Date, an amount of $41,667, and (ii) one business day following the public announcement by the Company disclosing that the board of directors has determined to implement an additional monthly extension, with respect to each such Extension Period, an amount of $50,000. In connection with the shareholder approval of the Extension, an aggregate of 3,980,414 Public Shares were redeemed, and the Company paid approximately $42.0 million accordingly on January 4, 2024.

At the Special Meeting, the Company’s shareholders also approved proposals to (1) amend the Charter to provide for the right of a holder of Class B Shares (as defined below) to convert their Class B Shares into Class A Shares on a one-for-one basis at any time and from time to time at the election of the holder; (2) amend the Charter to eliminate from the Charter (i) the limitation that the Company may not redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 and (ii) the limitation that the Company shall not consummate a Business Combination unless it has net tangible assets of at least $5,000,001 (collectively, the “Redemption Limitation”); (3) amend the Charter to permit the board of directors, in its sole discretion, to elect to wind up operations on an earlier date than the Extended Date or Additional Extended Date, as applicable, as determined by the board of directors and included in a public announcement (the “Liquidation Amendment”); and (4) amend the Investment Management Trust Agreement between the Company and Continental Stock Transfer and Trust Company to reflect the Extension and the Liquidation Amendment.

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025

Note 1 — Description of Organization and Business Operations (cont.)

In connection with the Contribution and advances the Sponsor or its affiliates may make in the future to the Company for working capital expenses, on January 2, 2024, the Company issued a convertible promissory note to Harry L. You, Chairman and Chief Financial Officer and an affiliate of the Sponsor (the “Payee”), with a principal amount up to $1.75 million (the “Convertible Note”). The Convertible Note bears no interest and is repayable on the earlier of (i) the date on which the Company consummates an initial Business Combination and (ii) the liquidation date. If the Company does not consummate a Business Combination before the end of the Combination Period, the Convertible Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. Upon the consummation of the initial Business Combination, up to $1,500,000 of the outstanding principal of the Convertible Note may be converted into warrants, at a price of $1.00 per warrant, at the option of the Payee. Since January 2, 2024, the board of directors has elected to extend the liquidation date to August 29, 2025. Accordingly, the Company has drawn down from the Convertible Note and deposited $991,667 into the Trust Account in connection with such extensions.

If the Company is unable to complete the Business Combination before the end of the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem one hundred percent (100%) of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors in accordance with applicable law, dissolve and liquidate, subject in each case to the Company’s obligations under the MBCA to provide for claims of creditors and other requirements of applicable law.

If the initial shareholders acquire Public Shares, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriter agreed to waive its rights to the deferred underwriting commission (see Note 5) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.15. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.15 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.15 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025

Note 1 — Description of Organization and Business Operations (cont.)

Tax Withdrawals from Trust Account

In January 2024 and April 2024, the Company withdrew a total of approximately $1.9 million of funds from the Trust Account for purposes of payment of tax liabilities and tax estimates, and such funds were deposited into the Company’s operating account. Funds representing interest earned on the amounts held in the Trust Account are permitted to be withdrawn from the Trust Account for the payment of taxes under the Company’s Charter and the terms of the Trust Agreement. On April 17, 2024, the Company paid approximately $0.89 million for 2023 taxes, leaving approximately $0.97 million remaining to be used for upcoming tax estimates. The Company used approximately $0.69 million of the balance of the withdrawn funds for the payment of general operating expenses. Management determined that the use of funds was not in accordance with the Trust Agreement, and, in March 2025, dMY Squared Sponsor, LLC advanced approximately $0.73 million to the Company representing the amount of such operating expenses plus approximately $0.04 million in respect of interest that would have been earned on the remaining amount of approximately $0.97 million for the period from the original withdrawals to the date of the advance. The Company paid an aggregate of approximately $0.75 million for tax obligations on March 21, 2025. On March 25, 2025, the Company re-contributed to the Trust Account approximately $0.22 million of the remaining amounts not used for payment of taxes plus approximately $0.04 million in respect of interest that would have been earned had such funds remained in the Trust Account.

Excise Tax

On August 16, 2022, the Inflation Reduction Act of 2022 (H.R. 5376) (the “IRA”) was signed into federal law. The IR Act provides for, among other things, a new 1% U.S. federal excise tax on certain repurchases (including certain redemptions) of stock by publicly traded domestic (i.e. U.S.) corporations and certain domestic subsidiaries of publicly traded foreign (i.e., non-U.S.) corporations (each, a “Covered Corporation”) occurring on or after January 1, 2023 (the “Excise Tax”). The Excise Tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the Excise Tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. For purposes of calculating the Excise Tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year, subject to certain exceptions.

The U.S. Department of Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the Excise Tax. On December 27, 2022, the Treasury published Notice 2023-2, which provided interim guidance addressing the application of the Excise Tax, including with respect to some transactions in which SPACs typically engage. In the notice, the Treasury appears to have intended to exempt from the Excise Tax any distributions by a Covered Corporation in the same year it completely liquidates, which may include those that occur in connection with redemptions. On April 9, 2024, the Treasury and the Internal Revenue Service (the “IRS”) issued two sets of proposed regulations, providing guidance on the application of the Excise Tax and on the reporting and payment of the Excise Tax. The Proposed Regulations generally adopt the guidance provided in Notice 2023-2. On June 28, 2024, the Treasury and IRS finalized certain of the proposed regulations (those relating to procedures for reporting and paying the Excise Tax). The remaining regulations (largely relating to the computation of the Excise Tax) remain in proposed form, but taxpayers may rely on them until final regulations are issued.

Under the proposed regulations, redemptions of the Company’s Public Shares in January 2024 in connection with the Special Meeting as described above, are expected to be subject to the Excise Tax, which is due with the Company’s Form 720 filing by April 30, 2025. Failure to timely pay the obligation in full would subject the Company to additional interest and penalties. As of the date these unaudited condensed financial statements were issued, the Company has not filed its 2024 excise tax return.

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025

Note 1 — Description of Organization and Business Operations (cont.)

During the three months ended June 30, 2025, the Company recorded an excise tax expense related to the January 2024 redemption of Public Shares of approximately $420,000. The liability is recorded as a charge to accumulated deficit in accordance with ASC 480-10-S99-3A, “Classification and Measurement of Redeemable Securities”. As disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on April 3, 2025, the applicability of the Excise Tax to such redemptions was uncertain at year-end due to pending regulatory guidance and other factors. In 2025, based on additional guidance and analysis, management concluded that recognition of the obligation was appropriate.

Going Concern Consideration

As of June 30, 2025, the Company had minimal cash and working capital deficit of approximately $4.7 million. Further, the Company has incurred and expected to continue to incur significant costs in pursuit of its acquisition plans.

Prior to the consummation of the Initial Public Offering, the Company’s liquidity needs were satisfied through the payment of $25,000 from the Sponsor to purchase Founder Shares (as defined in Note 4) and a loan under the Note (as defined in Note 4) in the amount of approximately $145,000. The Company fully repaid the Note balance on October 4, 2022. The Note was no longer available to the Company after closing of its Initial Public Offering. Subsequent to the closing of the Initial Public Offering and the Partial Over-Allotment, the Company’s liquidity needs have been satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account and advances from related parties (approximately $1.4 million in advances outstanding as of June 30, 2025).

In addition, in order to provide the Contribution and to finance transaction costs in connection with a Business Combination, the Company issued the Convertible Note to the Payee with a principal amount up to $1.75 million on January 2, 2024 as discussed above. As of June 30, 2025, the Company had an outstanding amount of $941,667 under the Convertible Note. Subsequent to June 30, 2025, the Company borrowed an additional amount of $50,000, increasing the total amount outstanding under the Convertible Note to $991,667. All proceeds received under the Convertible Note were contributed into the Trust Account in connection with extensions of the Combination Period to August 29, 2025.

In connection with the management’s assessment of going concern considerations in accordance with FASB Accounting Standards Codification (“ASC”) 205-40, “Presentation of Financial Statements — Going Concern,” the Company’s management has determined that the liquidity condition, mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about its ability to continue as a going concern through the earlier of the liquidation date or the completion of the initial Business Combination. There is no assurance that the Company’s plans to consummate the initial Business Combination will be successful or successful within the Combination Period. The unaudited condensed financial statements included in this Quarterly Report on Form 10-Q do not include any adjustments that might result from the outcome of this uncertainty.

Risks and Uncertainties

Various macroeconomic, geopolitical and regulatory uncertainties and challenges pose risks to economic conditions in the U.S. and globally, including, among others, any resurgence in inflation; changes to trade, immigration, energy and other policies resulting from the new U.S. administration; changes in interest rate policies; the Russia-Ukraine war; conflicts in the Middle East; and economic conditions and tensions involving China.

These and other risks could negatively impact economic growth rates and unemployment levels in the U.S. and other countries and result in volatility and disruptions in financial markets. Such risks could also adversely affect the Company’s search for an initial Business Combination and any target business with which the Company may ultimately consummate an initial Business Combination.

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025

Note 1 — Description of Organization and Business Operations (cont.)

The proposed regulations in connection with the IR Act have not been finalized, and whether and to what extent the Company would be subject to the Excise Tax on a redemption of Public Shares or other stock issued by the Company will depend on various factors, and the amount of such tax could be subject to changes. Funds in the Trust Account, including any interest earned thereon, will not be used to pay for any Excise Tax liabilities with respect to any redemptions that occur prior to or in connection with a Business Combination or liquidation of the Company. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information, Article 8 of Regulation S-X. Certain disclosures normally included in financial statements have been condensed or omitted from these unaudited condensed financial statements as they are not required for interim financial statements under GAAP and the rules of the SEC. Accordingly, they do not include all the information and footnotes necessary for a comprehensive presentation of financial position, results of operations, or cash flows. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation of the financial position, operating results and cash flows for the periods presented have been included. Operating results for the three and six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the year ending December 31, 2025 or any future period.

The accompanying unaudited condensed financial statements should be read in conjunction with the Company’s Annual Report Form 10-K as of December 31, 2024, as filed with the SEC on April 3, 2025, which contains the Company’s audited financial statements and notes thereto.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025

Note 2 — Summary of Significant Accounting Policies (cont.)

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of June 30, 2025 and December 31, 2024.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, regularly exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

Cash and Investments Held in Trust Account

The Company’s portfolio of investments was comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the condensed balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in interest income from investments held in Trust Account in the accompanying unaudited condensed statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information. On September 25, 2024, the Company instructed Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to transfer its Trust Account out of investment in securities into an interest-bearing bank deposit account in order to mitigate the risk of being deemed an unregistered investment company, and the account was transferred in March 2025. As of June 30, 2025, the trust balance was held in cash. As of December 31, 2024 the trust balance was held in US Treasury Bills.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities other than for the Overfunding Loan to the Sponsor, which qualify as financial instruments under FASB ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the condensed balance sheets, either because of the short-term nature of the instruments or because the instrument is recognized at fair value.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025

Note 2 — Summary of Significant Accounting Policies (cont.)

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Warrant Liabilities

The warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants were recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognized the warrant instruments as liabilities at fair value and will adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value will be recognized in the unaudited condensed statements of operations. The fair value of the Public Warrants and Private Placement Warrants were initially measured at fair value using the Black-Scholes model and the Monte Carlo simulation model, respectively. Beginning in December 2022, the fair value of Public Warrants has been measured based on the listed market price of such Public Warrants. The estimated fair value of the Private Placement Warrants was subsequently determined using the Monte Carlo simulation method with Level 3 inputs. The determination of the fair value of the derivative warrant liabilities may be subject to change as more current information becomes available and accordingly the actual results could differ significantly (see Note 8).

Convertible Note Payable — Related Parties

The option to convert the Convertible Note issued to the Payee on January 2, 2024 (see Note 4) into warrants qualifies as an embedded derivative under ASC 815 and is required to be recognized at fair value, with subsequent changes in fair value recognized in the Company’s unaudited condensed statements of operations each reporting period until the Convertible Note is repaid or converted. As of the funding date and June 30, 2025, the fair value of the embedded conversion option had a de minimis value.

Use of Estimates

The preparation of the unaudited condensed financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these unaudited condensed financial statements is the determination of the fair value of the derivative warrant liabilities. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred that were directly related to the Initial Public Offering. Upon completion of the Initial Public Offering, offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025

Note 2 — Summary of Significant Accounting Policies (cont.)

to total proceeds received. Offering costs allocated to the derivative warrant liabilities were charged to operations. Offering costs associated with the Class A Shares were charged against the carrying value of Class A Shares upon the completion of the Initial Public Offering.

Public Shares Subject to Possible Redemption

As discussed in Note 1, all of the Public Shares sold as part of the units in the Initial Public Offering contain a redemption feature. In accordance with ASC 480, redemption provisions not solely within the control of the Company require the securities to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. Therefore, the carrying value of all Public Shares has been classified outside of permanent equity. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable Public Shares resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

For the three and six months ended June 30, 2025 and 2024, the amounts of Public Shares reflected in the unaudited condensed financial statements are reconciled in the following table:

Class A common stock subject to possible redemption – December 31, 2024	$25,487,987
Plus:
Increase in redemption value of Class A common stock subject to possible redemption subject to redemption due to extension	150,000
Remeasurement for Class A common stock subject to redemption	524,498
Class A common stock subject to possible redemption – March 31, 2025 (unaudited)	$26,162,485
Plus:
Increase in redemption value of Class A common stock subject to possible redemption subject to redemption due to extension	150,000
Remeasurement for Class A common stock subject to redemption	268,384
Class A common stock subject to possible redemption – June 30, 2025 (unaudited)	$26,580,869

Net Loss per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A Shares and Class B Shares (or Public Shares and Founder Shares (as defined in Note 4)). Income and losses are shared pro rata between the two classes of shares. Net loss per share of common stock is calculated by dividing the net loss by the weighted average number of common stock outstanding for the respective period. The Company has not considered the effect of the Public Warrants and the Private Placement Warrants to purchase an aggregate of 6,044,160 shares in the calculation of diluted loss per share, since the exercise of the warrants is contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. Accretion associated with the redeemable Public Shares is excluded from earnings per share as the redemption value approximates fair value.

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025

Note 2 — Summary of Significant Accounting Policies (cont.)

The following table presents a reconciliation of the numerator and denominator used to compute basic and diluted net loss per share of common stock for each class of common stock for the three and six months ended June 30, 2025 and 2024:

	For the three months ended June 30,
	2025		2024
	Class A	Class B	Class A	Class B
Basic and diluted net loss per common share:
Numerator:
Allocation of net loss	$(3,804,761)	$(2,570,174)	$(191,619)	$(129,442)

Denominator:
Basic and diluted weighted average common shares outstanding	2,338,586	1,579,750	2,338,586	1,579,750
Basic and diluted net loss per common share	$(1.63)	$(1.63)	$(0.08)	$(0.08)
	For the six months ended June 30,
	2025		2024
	Class A	Class B	Class A	Class B
Basic and diluted net loss per common share:
Numerator:
Allocation of net loss	$(6,524,063)	$(4,407,103)	$(295,408)	$(194,107)

Denominator:
Basic and diluted weighted average common shares outstanding	2,338,586	1,579,750	2,404,197	1,579,750
Basic and diluted net loss per common share	$(2.79)	$(2.79)	$(0.12)	$(0.12)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of June 30, 2025 and December 31, 2024, the Company had gross deferred tax assets of approximately $1.4 million and $949,000, respectively, which were presented net of a full valuation allowance.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of June 30, 2025 and December 31, 2024. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of June 30, 2025 and December 31, 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company has been subject to income tax examinations by major taxing authorities since inception.

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025

Note 2 — Summary of Significant Accounting Policies (cont.)

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on the accompanying unaudited condensed financial statements.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09 (Topic 740), “Improvements to Income Tax Disclosures”. The ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as an expansion of other income tax disclosures. The ASU is effective on a prospective basis for annual reporting periods beginning after December 15, 2024. The Company is currently evaluating the impact this ASU will have on its unaudited condensed financial statements and related disclosures.

Issued in November 2024, ASU 2024-03, “Disaggregation of Income Statement Expenses” (Subtopic 220-40), requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. While early adoption is permitted, the Company does not plan to adopt this standard early. This ASU will likely result in additional disclosures being included in the Company’s unaudited condensed financial statements once adopted. The Company is currently evaluating the provisions of this ASU.

Note 3 — Initial Public Offering

On October 4, 2022, the Company consummated its Initial Public Offering of 6,000,000 units at a price of $10.00 per unit, generating gross proceeds of $60.0 million, and incurring offering costs of approximately $3.7 million, of which $2.1 million and approximately $26,000 was for deferred underwriting commissions and offering costs allocated to derivative warrant liabilities, respectively. The Company granted the underwriter in the Initial Public Offering a 45-day option to purchase up to 900,000 additional units, at $10.00 per unit, to cover over-allotments. On October 7, 2022, the underwriter exercised its over-allotment option in part, and on October 11, 2022, the underwriter purchased 319,000 additional units, generating gross proceeds of approximately $3.2 million. The underwriter waived the remainder of its over-allotment option. The Company incurred additional offering costs of approximately $156,000 in connection with the Partial Over-Allotment (of which approximately $112,000 was for deferred underwriting fees). Each unit consists of one Public Share and one-half of one Public Warrant. Each whole Public Warrant entitles the holder to purchase one Public Share at a price of $11.50 per share, subject to adjustment (see Note 6).

Note 4 — Related Party Transactions

Founder Shares

On March 16, 2022, the Sponsor purchased 2,875,000 shares of the Company’s Class B common stock, par value $0.0001 per share (the “Founder Shares” or the “Class B Shares”), for an aggregate purchase price of $25,000, pursuant to a securities subscription agreement dated March 3, 2022 by and between the Company and the Sponsor (as amended by a subscriber forfeiture and amendment No. 1 to the securities subscription agreement dated September 8, 2022 and a subscriber forfeiture and amendment No. 2 to the securities subscription agreement dated September 29, 2022). On September 8, 2022 and September 29, 2022, the Sponsor surrendered to the Company 718,750 and 431,250 Founder Shares, respectively, in each case for no consideration, resulting in the Sponsor owning 1,725,000 Founder Shares. The initial shareholders agreed to forfeit up to 225,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriter, so that the Founder Shares would represent 20% of the Company’s

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025

Note 4 — Related Party Transactions (cont.)

issued and outstanding shares after the Initial Public Offering. The underwriter partially exercised its over-allotment option on October 11, 2022 and waived the remainder of its over-allotment option. Accordingly, the Sponsor forfeited 145,250 Founder Shares on October 11, 2022.

The initial shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of (A) one year after the completion of the initial Business Combination or earlier if, subsequent to the initial Business Combination, the closing price of the Class A Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, and (B) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the shareholders having the right to exchange their Class A Shares for cash, securities or other property. Notwithstanding the foregoing, the Founder Shares will be released from the lockup if the closing price of the Company’s Class A Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 2,840,000 Initial Private Placement Warrants, at a price of $1.00 per Initial Private Placement Warrant, generating proceeds of approximately $2.8 million. On October 11, 2022, simultaneously with the issuance and sale of the Over-Allotment Units, the Company consummated the sale of 44,660 Additional Private Placement Warrants at $1.00 per Additional Private Placement Warrant, generating additional gross proceeds of approximately $45,000.

Each Private Placement Warrant is exercisable for one Class A Share at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, there will be no redemption rights or liquidating distributions with respect to the Private Placement Warrants. Except as set forth below, the Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or their permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

Related Party Loans

Promissory Note and Advances from Related Parties

On March 3, 2022, the Sponsor agreed to loan the Company an aggregate amount of up to $200,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable on the date on which the Company consummated the Initial Public Offering. The Company borrowed approximately $145,000 under the Note and subsequently fully repaid the Note balance on October 4, 2022. The Note was no longer available to the Company after closing of its Initial Public Offering.

The Company’s Sponsor and its affiliates have paid for certain expenses on behalf of the Company. As of June 30, 2025 and December 31, 2024, the Company had an outstanding advances balance from such parties of approximately $1.4 million and $390,000, respectively.

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025

Note 4 — Related Party Transactions (cont.)

Overfunding Loans

Simultaneously with the closing of the Initial Public Offering, the Sponsor extended the Overfunding Loan to the Company in an aggregate amount of $900,000. On October 11, 2022, simultaneously with the sale of the Over-Allotment Units, the Sponsor extended the Additional Overfunding Loan to the Company in an amount of $47,850, for an aggregate outstanding principal amount of $947,850 to be deposited in the Trust Account. Upon the closing of the initial Business Combination, the Overfunding Loans will be repaid or converted into Class A Shares at a conversion price of $10.00 per share (or a combination of both), at the Sponsor’s discretion. If the Company does not complete an initial Business Combination, it will not repay the Overfunding Loans from amounts held in the Trust Account, and its proceeds will be distributed to the Public Shareholders; however, the Company may repay the Overfunding Loans if there are funds available outside the Trust Account to do so.

Convertible Promissory Note

In connection with the Contribution and advances the Sponsor may make in the future to the Company for working capital expenses, on January 2, 2024, the Company issued a Convertible Note to Harry L. You, Chairman and Chief Financial Officer and an affiliate of the Sponsor with a principal amount up to $1.75 million. The Convertible Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the Company’s initial Business Combination, or (b) the date of the Company’s liquidation. If the Company does not consummate an initial Business Combination by the end of the Combination Period, the Convertible Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. Upon the consummation of the Company’s initial Business Combination, up to $1,500,000 of the outstanding principal of the Convertible Note may be converted into warrants, at a price of $1.00 per warrant, at the option of the Payee. Such warrants will have terms identical to the Private Placement Warrants.

As of June 30, 2025, the Company had an outstanding amount of $941,667 under the Convertible Note. Subsequent to June 30, 2025, the Company borrowed an additional amount of $50,000, increasing the total amount outstanding under the Convertible Note to $991,667. All proceeds received under the Convertible Note were contributed into the Trust Account in connection with extensions of the Combination Period to August 29, 2025.

The option to convert the Convertible Note into warrants qualifies as an embedded derivative under FASB ASC 815 and is required to be recognized at fair value with subsequent changes in fair value recognized in the Company’s unaudited condensed statements of operations each reporting period until the Convertible Note is repaid or converted. As of the funding date and June 30, 2025, the fair value of the embedded conversion option had a de minimis value.

Administrative Services Agreement

On October 4, 2022, the Company entered into an agreement pursuant to which it agreed to pay the Sponsor $10,000 per month for office space, administrative and support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. The Company recorded $30,000 and $60,000 in connection with such fees during each of the three and six months ended June 30, 2025 and 2024 in the accompanying unaudited condensed statements of operations. The Company recorded an outstanding balance of $250,000 and $190,000 as of June 30, 2025 and December 31, 2024, respectively, in connection with such fees in accrued expenses in the accompanying condensed balance sheets.

The Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, executive officers or directors, or the Company’s or their affiliates.

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025

Note 5 — Commitments and Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of working capital loans and the Contributions (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the working capital loans and the Contributions and upon conversion of the Founder Shares and the Overfunding Loans), will be entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon the consummation of the Initial Public Offering. These holders will be entitled to certain demand and “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriter was entitled to an underwriting discount of $0.14 per unit, or approximately $0.8 million in the aggregate, paid upon the closing of the Initial Public Offering. An additional fee of $0.35 per unit, or $2.1 million in the aggregate will be payable to the underwriter for deferred underwriting commissions. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

The underwriter was entitled to an additional fee of approximately $45,000, which was paid upon closing of the Partial Over-Allotment, and approximately $112,000 in deferred underwriting commissions in connection with the consummation of the Partial Over-Allotment.

Note 6 — Derivative Warrant Liabilities

As of June 30, 2025 and December 31, 2024, the Company had an aggregate of 6,044,160 warrants outstanding, comprised of 3,159,500 Public Warrants and 2,884,660 Private Placement Warrants. Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A Shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its best efforts to file with the SEC and have an effective registration statement covering the Class A Shares issuable upon exercise of the warrants and to maintain a current prospectus relating to those Class A Shares until the warrants expire or are redeemed. If a registration statement covering the Class A Shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s Class A Shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants have an exercise price of $11.50 per share, subject to adjustment, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional Class A Shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025

Note 6 — Derivative Warrant Liabilities (cont.)

Shares (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of Class A Shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the Class A Shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until the completion of a Business Combination, subject to certain limited exceptions. Additionally, except as set forth below, the Private Placement Warrants will be non-redeemable so long as they are held by the Sponsor or their permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of Public Warrants when the price per Public Share equals or exceeds $18.00.    Once the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants for cash:

•        in whole and not in part;

•        at a price of $0.01 per Public Warrant;

•        upon a minimum of 30 days’ prior written notice of redemption, referred to as the 30-day redemption period; and

•        if, and only if, the closing price of the Public Shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

Redemption of Public Warrants when the price per share of Public Shares equals or exceeds $10.00.    Once the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•        in whole and not in part;

•        at $0.10 per Public Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Public Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Public Shares; and

•        if, and only if, the closing price of Public Shares equals or exceeds $10.00 per Public Share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends notice of redemption to the warrant holders.

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025

Note 6 — Derivative Warrant Liabilities (cont.)

The “fair market value” of Public Shares shall mean the volume weighted average price of Public Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the Public Warrants be exercisable in connection with this redemption feature for more than 0.361 Public Shares per Public Warrant (subject to adjustment).

If the Company is unable to complete a Business Combination within the Combination and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants.

Note 7 — Shareholders’ Deficit

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of June 30, 2025 and December 31, 2024, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 35,000,000 Class A Shares with a par value of $0.0001 per share. As of June 30, 2025 and December 31, 2024, there were 2,338,586 Class A Shares issued and outstanding, all of which were subject to possible redemption and were classified outside of permanent equity on the accompanying condensed balance sheets.

Class B Common Stock — The Company is authorized to issue 5,000,000 Class B Shares with a par value of $0.0001 per share. As of June 30, 2025 and December 31, 2024, there were 1,579,750 Class B Shares issued and outstanding.

Common shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of Class B Shares will have the right to elect all of the Company’s directors prior to the consummation of the initial Business Combination. On any other matter submitted to a vote of the Company’s shareholders, holders of Class B Shares and holders of Class A Shares will vote together as a single class, except as required by applicable law or stock exchange rule.

The Company’s Charter, as amended in connection with the Special Meeting held on January 2, 2024, provides for the right of a holder of Class B Shares to convert their Class B Shares into Class A Shares, at any time and from time to time at the election of the holder, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A Shares or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A Shares issuable upon conversion of all Class B Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of Class A Shares outstanding after such conversion (after giving effect to any redemptions of shares of Public Shares by Public Shareholders), including the total number of Class A Shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A Shares or equity-linked securities or rights exercisable for or convertible into Class A Shares issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of working capital loans and Contributions and any Class A Shares issued to the Sponsor upon conversion of the Overfunding Loans. In no event will the conversion of Class B Shares occur on a less than one-for-one basis.

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025

Note 8 — Fair Value Measurements

The following tables present information about the Company’s financial liabilities that are measured at fair value on a recurring basis as of June 30, 2025 and December 31, 2024, by level within the fair value hierarchy:

June 30, 2025

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:
Derivative warrant liabilities – Public Warrants	$—	$6,034,650	$—
Derivative warrant liabilities – Private Warrants	$—	$—	$5,509,700

December 31, 2024

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account – U.S. Treasury Bill(1)	$25,587,986	$—	$—
Liabilities:
Derivative warrant liabilities – Public Warrants	$—	$758,280	$—
Derivative warrant liabilities – Private Warrants	$—	$—	$692,320

____________

(1)      The cash balance within the Trust Account includes $617 as of December 31, 2024.

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement in December 2022 when the Public Warrants were separately listed and traded. As of June 30, 2025 and December 31, 2024, the fair value measurement for Public Warrants was transferred to Level 2 measurement due to low trading volume. Level 1 assets include investments in money market funds or U.S. Treasury securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

The fair value of the Public Warrants and the Private Placement Warrants was initially measured using Black-Scholes option pricing model and Monte Carlo simulation method, respectively. Beginning in December 2022, the fair value of Public Warrants has been measured based on the listed market price of such Public Warrants. The estimated fair value of the Private Placement Warrants was determined using a Monte Carlo simulation method with Level 3 inputs as of June 30, 2025 and December 31, 2024. Inherent in a Black-Scholes option pricing model and a Monte Carlo simulation method are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its warrants based on implied volatility from the historical volatility of select peer company’s common stock that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025

Note 8 — Fair Value Measurements (cont.)

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates of June 30, 2025 and December 31, 2024:

	As of June 30, 2025	As of December 31, 2024
Exercise price	$11.50	$11.50
Stock price	$13.00	$10.66
Volatility	3.5%	3.3%
Risk-free rate	3.7%	4.3%
Expected terms (years)	5.08	5.25
Dividend yield	0.0%	0.0%

The changes in the Level 3 fair value of the derivative warrant liabilities for the three and six months ended June 30, 2025 and 2024 are summarized as follows:

Balance as of December 31, 2024 – Level 3	$692,320
Change in fair value of derivative warrant liabilities – Private Warrants	2,048,110
Balance as of March 31, 2025 – Level 3	2,740,430
Change in fair value of derivative warrant liabilities – Private Warrants	2,769,270
Balance as of June 30, 2025 – Level 3	$5,509,700
Balance as of December 31, 2023 – Level 3	$432,700
Change in fair value of derivative warrant liabilities – Private Warrants	—
Balance as of March 31, 2024 – Level 3	432,700
Change in fair value of derivative warrant liabilities – Private Warrants	—
Balance as of June 30, 2024 – Level 3	$432,700

Note 9 — Segment Information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance. The Company’s Chief Financial Officer has been identified as the chief operating decision maker (“CODM”), who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one reportable segment.

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2025

Note 9 — Segment Information (cont.)

The CODM assesses performance for the single segment and decides how to allocate resources based on net income or loss that also is reported on the statements of operations as net income or loss. The measure of segment assets is reported on the balance sheets as total assets. When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Investment income from cash and investments held in Trust Account	$268,385	$323,704	$532,812	$669,921
General and administrative expenses	(749,559)	(230,197)	(1,270,961)	(607,780)
Tax expenses	(91,390)	(414,724)	(99,363)	(551,903)
Other income (expenses)	(5,802,371)	156	(10,093,654)	247
Net loss	$(6,374,935)	$(321,061)	$(10,931,166)	$(489,515)

The CODM reviews investment income from cash and investments in Trust Account to measure and monitor shareholders value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement. General and administrative expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination within the business combination period. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget. General and administrative costs, as reported on the statement of operations, are the significant segment expenses provided to the CODM on a regular basis. All other segment items included in net income or loss are reported on the statement of operations and described within their respective disclosures.

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred up to the date the unaudited condensed financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment to or disclosure in the unaudited condensed financial statements, except as noted below.

Subsequent to June 30, 2025, the Company borrowed an additional amount of $50,000 under the Convertible Note, increasing the total amount outstanding to $991,667, and contributed the full proceeds into the Trust Account in connection with an extension of the Combination Period to August 29, 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
dMY Squared Technology Group, Inc.:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of dMY Squared Technology Group, Inc. (the “Company”) as of December 31, 2024 and 2023, the related statements of operations, changes in shareholders’ deficit and cash flows for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of a Matter — Corporate and Income Tax Withdrawals from Trust Account

As discussed in Note 1 to the financial statements, the Company withdrew $1.9 million of interest income earned in the Trust Account for payment of the Company’s corporate and income tax liabilities as permitted by the terms of the Trust Agreement governing the Trust Account. Through December 31, 2024, the Company did not use such funds to pay its tax obligations and instead deposited the funds in the Company’s unrestricted general account, and they were used for the payment of general operating expenses. The use of funds was not in accordance with the Trust Agreement.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, if the Company is unable to complete a business combination by April 29, 2025, then the Company will cease all operations except for the purpose of liquidating. The date for mandatory liquidation and liquidity condition and subsequent dissolution raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Emphasis of a Matter — Restatement of Unaudited Interim Condensed Financial Statements

As discussed in Note 2 to the financial statements, the unaudited interim condensed financial statements as of and for the three months ended March 31, 2024, as of and for the three and six months ended June 30, 2024, and as of and for the three and nine months ended September 30, 2024 have been restated to correct certain misstatements.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2022.

New York, New York
April 2, 2025

PCAOB ID Number 100

DMY SQUARED TECHNOLOGY GROUP, INC.
BALANCE SHEETS

	December 31,
	2024	2023
Assets:
Current assets:
Cash	$309,399	$9
Prepaid expenses	133,023	155,625
Total current assets	442,422	155,634
Investments held in Trust Account	25,587,986	67,545,266
Total Assets	$26,030,408	$67,700,900
Liabilities and Shareholders’ Deficit:
Current liabilities:
Accounts payable	$486,018	$505,955
Accrued expenses	777,616	577,446
Convertible note – related parties	641,667	—
Advances from related parties	389,871	185,121
Corporate tax payable	180,115	374,267
Income tax payable	303,913	511,031
Total current liabilities	2,779,200	2,153,820
Overfunding loans	947,850	947,850
Derivative warrant liabilities	1,450,600	906,630
Deferred underwriting commissions	2,211,650	2,211,650
Total Liabilities	7,389,300	6,219,950
Commitments and Contingencies
Class A common stock, $0.0001 par value; 35,000,000 shares authorized; 2,338,586 and 6,319,000 shares subject to possible redemption at approximately $10.90 and $10.53 per share as of December 31, 2024 and 2023, respectively	25,487,987	66,559,968
Shareholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; no ne issued or outstanding as of December 31, 2024 and 2023	—	—
Class A common stock, $0.0001 par value; 35,000,000 shares authorized; no non-redeemable shares issued or outstanding as of December 31, 2024 and 2023	—	—
Class B common stock, $0.0001 par value; 5,000,000 shares authorized; 1,579,750 shares issued and outstanding as of December 31, 2024 and 2023	158	158
Additional paid-in capital	—	—
Accumulated deficit	(6,847,037)	(5,079,176)
Total shareholders’ deficit	(6,846,879)	(5,079,018)
Total Liabilities, Class A Common Stock Subject to Possible Redemption and Shareholders’ Deficit	$26,030,408	$67,700,900

The accompanying notes are an integral part of these financial statements.

DMY SQUARED TECHNOLOGY GROUP, INC.
STATEMENTS OF OPERATIONS

	For the years ended December 31,
	2024	2023
General and administrative expenses	$1,088,400	$1,472,490
Corporate tax expenses	47,164	413,612
Loss from operations	(1,135,564)	(1,886,102)
Other income (expenses):
Interest income on operating account	441	46
Investment income from investments held in Trust Account	1,294,140	3,145,323
Change in fair value of derivative warrant liabilities	(543,970)	1,571,480
Total other income	750,611	4,716,849
Net income before provision for income taxes	(384,953)	2,830,747
Provision for income taxes	434,457	533,816
Net income (loss)	$(819,410)	$2,296,931
Weighted average shares outstanding of Class A common stock, basic and diluted	2,371,212	6,319,000
Basic and diluted net income (loss) per share, Class A common stock	$(0.21)	$0.29
Weighted average shares outstanding of Class B common stock, basic and diluted	1,579,750	1,579,750
Basic and diluted net income (loss) per share, Class B common stock	$(0.21)	$0.29

The accompanying notes are an integral part of these financial statements.

DMY SQUARED TECHNOLOGY GROUP, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	For the year ended December 31, 2024
	Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance – December 31, 2023	1,579,750	$158	$—	$(5,079,176)	$(5,079,018)
Increase in redemption value of Class A common stock subject to redemption due to extension	—	—	—	(641,667)	(641,667)
Remeasurement for Class A common stock subject to redemption	—	—	—	(306,784)	(306,784)
Net loss	—	—	—	(819,410)	(819,410)
Balance – December 31, 2024	1,579,750	$158	$—	$(6,847,037)	$(6,846,879)
	For the year ended December 31, 2023
	Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Shareholders’ Deficit
	Shares	Amount
Balance – December 31, 2022	1,579,750	$158	$—	$(5,178,213)	$(5,178,055)
Remeasurement for Class A common stock to redemption amount	—	—	—	(2,197,894)	(2,197,894)
Net income	—	—	—	2,296,931	2,296,931
Balance – December 31, 2023	1,579,750	$158	$—	$(5,079,176)	$(5,079,018)

The accompanying notes are an integral part of these financial statements.

DMY SQUARED TECHNOLOGY GROUP, INC.
STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2024	2023
Cash Flows from Operating Activities:
Net (loss) income	$(819,410)	$2,296,931
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Investment income from investments held in Trust Account	(1,294,140)	(3,145,323)
Change in fair value of derivative warrant liabilities	543,970	(1,571,480)
General and administrative expenses paid by related party under promissory note	366,192	—
Changes in operating assets and liabilities:
Prepaid expenses	22,602	409,847
Accounts payable	(13,937)	369,438
Accrued expenses	200,170	303,827
Advances from related parties	—	92,989
Corporate tax payable	(194,152)	218,612
Income tax payable	(207,118)	424,817
Net cash used in operating activities	(1,395,823)	(600,342)
Cash Flows from Investing Activities:
Cash deposited in Trust Account for extension	(641,667)	—
Withdrawal from Trust Account to pay for taxes	1,872,655	304,000
Withdrawal from Trust Account to pay for redemption	42,020,432	—
Net cash provided by investing activities	43,251,420	304,000
Cash Flows from Financing Activities:
Advances from related parties	—	57,812
Repayment of advances to related party	(167,442)	—
Proceeds received from related parties under convertible note	641,667	—
Redemption of Class A common stock	(42,020,432)	—
Net cash (used in) provided by financing activities	(41,546,207)	57,812
Net change in cash	309,390	(238,530)
Cash – Beginning of the year	9	238,539
Cash – End of the year	$309,399	$9
Supplemental disclosure of noncash activities:
Accounts payable paid by related party	$6,000	$34,320
Increase in redemption value of Class A common stock subject to redemption due to extension	$641,667	$—
Remeasurement for Class A common stock subject to redemption	$306,784	$—
Supplemental cash flow information:
Cash paid for federal income taxes	$508,883	$304,000

The accompanying notes are an integral part of these financial statements

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 1 — Description of Organization and Business Operations

dMY Squared Technology Group, Inc. (the “Company”) is a blank check company incorporated in Massachusetts. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is an emerging growth company and, as such, the Company is subject to all of the risks associated with emerging growth companies.

As of December 31, 2024, the Company had not commenced any operations. All activity for the period from February 15, 2022 (inception) through December 31, 2024 relates to the Company’s formation and the initial public offering (the “Initial Public Offering”) as described below, and since the closing of the Initial Public Offering, the search for a prospective initial Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company generates non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The Company’s sponsor is dMY Squared Sponsor, LLC, a Delaware limited liability company (the “Sponsor”). The registration statement for the Company’s Initial Public Offering was declared effective on September 29, 2022. On October 4, 2022, the Company consummated its Initial Public Offering of 6,000,000 units (the “units” and, with respect to the Class A common stock included in the units offered, the “Class A Shares” or the “Public Shares”), at $10.00 per unit, generating gross proceeds of $60.0 million, and incurring offering costs of approximately $3.7 million, of which $2.1 million and approximately $26,000 were for deferred underwriting commissions (see Note 6) and offering costs allocated to derivative warrant liabilities, respectively. On October 7, 2022, the underwriter exercised its over-allotment option in part, and on October 11, 2022, the underwriter purchased 319,000 additional units (the “Over-Allotment Units”), generating gross proceeds of approximately $3.2 million (the “Partial Over-Allotment”). The underwriter waived the remainder of its over-allotment option. The Company incurred additional offering costs of approximately $156,000 in connection with the Partial Over-Allotment (of which approximately $112,000 was for deferred underwriting fees).

Simultaneously with the closing of the Initial Public Offering, the Company consummated the private placement (“Private Placement”) of 2,840,000 warrants (the “Initial Private Placement Warrants”), at a price of $1.00 per Initial Private Placement Warrant to the Sponsor, generating proceeds of approximately $2.8 million (see Note 5). On October 11, 2022, simultaneously with the issuance and sale of the Over-Allotment Units, the Company consummated the sale of an additional 44,660 private placement warrants at $1.00 per private placement warrant (the “Additional Private Placement Warrants”, and together with the Initial Private Placement Warrants, the “Private Placement Warrants”), generating additional gross proceeds of approximately $45,000.

In addition, concurrently with the closing of the Initial Public Offering, the Sponsor extended an overfunding loan to the Company in an amount of $900,000 at no interest (the “Initial Overfunding Loan”) to deposit in the Trust Account (as defined below). On October 11, 2022, simultaneously with the sale of the Over-Allotment Units, the Sponsor extended a further overfunding loan to the Company in an aggregate amount of $47,850 (the “Additional Overfunding Loan”, and together with the Initial Overfunding Loan, the “Overfunding Loans”) to deposit in the Trust Account.

Upon the closing of the Initial Public Offering, the Partial Over-Allotment, the Private Placement and the Overfunding Loans, approximately $64.1 million ($10.15 per unit) of the net proceeds of the sale of the units and the Private Placement Warrants and the proceeds from the Overfunding Loans were initially placed in a trust account (the “Trust Account”) with Continental Stock Transfer & Trust Company acting as trustee. According to the terms of the Investment Management Trust Agreement, dated October 4, 2022, between the Company and Continental Stock Transfer & Trust Company (the “Trust Agreement”), the proceed was invested in United States government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of (i) the completion of a Business Combination, (ii) the redemption of Public Shares properly submitted in connection with a shareholder vote to amend the

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 1 — Description of Organization and Business Operations (cont.)

Amended and Restated Articles of Organization (the “Charter”) to modify the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete the initial Business Combination within the Combination Period (as defined below) or with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, and (iii) return of the funds held in the Trust Account to holders of Public Shares (the “Public Shareholders”) as part of the redemption of the Public Shares if the Company does not complete an initial Business Combination during the Combination Period. On September 25, 2024, the Company instructed Continental Stock Transfer & Trust Company, the trustee with respect to the Trust Account, to transfer its Trust Account out of investment in securities into an interest-bearing bank deposit account in order to mitigate the risk of being deemed an unregistered investment company.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations having an aggregate fair market value of at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the deferred underwriting commissions and taxes payable on the interest earned on the funds held in the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act.

The Company provides Public Shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholders’ meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then held in the Trust Account (initially at $10.15 per Public Share).

The per-share amount to be distributed to Public Shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriter (as discussed in Note 6).

These Public Shares are recorded at redemption value and classified as temporary equity upon the completion of the Initial Public Offering in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”). The Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination. The Company’s Charter initially required the Company to not redeem the Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001.

In January 2024, the shareholders approved the proposal to amend the Charter and eliminate such Redemption Limitation (as defined below). If a shareholder vote is not required by law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Charter, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, shareholder approval of the transaction is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each Public Shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the initial shareholders agreed to vote their Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of a Business Combination. In addition, the initial shareholders agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 1 — Description of Organization and Business Operations (cont.)

The Company’s Charter provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Public Shares, without the prior consent of the Company.

The Sponsor and the Company’s officers agreed not to propose an amendment to the Charter to modify the substance or timing of the Company’s obligation to redeem 100% of the Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below), or with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity, unless the Company provides the Public Shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.

The Company’s Charter initially provided 15 months from the closing of the Initial Public Offering, or January 4, 2024 (the “Prior Outside Date”), to consummate an initial Business Combination. The Charter also permitted the Company, by resolution of the board of directors, to extend the period of time to consummate a Business Combination twice by an additional 3-month period (for a total of 21 months to complete a Business Combination), subject to the Sponsor depositing into the Trust Account $631,900 in the aggregate for each extension (the “Prior Contributions”). The Sponsor did not intend to deposit such Prior Contributions into the Trust Account. Accordingly, following January 4, 2024, the Company would have been forced to liquidate.

The Company’s board determined that, in order for the Company to have additional time to complete a Business Combination in a more cost effective manner, it would be in the best interests of the Company and its shareholders to extend the Prior Outside Date to allow for a period of additional time to consummate the Business Combination. On January 2, 2024, the Company held a special meeting of its shareholders (the “Special Meeting”). At the Special Meeting, the Company’s shareholders approved an amendment of the Charter to extend (the “Extension”) the date by which the Company has to consummate a Business Combination from January 4, 2024 to January 29, 2024 (the “Extended Date”) and each subsequent Extension Period being one calendar month each time, until up to December 29, 2025 (each, an “Additional Extended Date”, each monthly extension, an “Extension Period”, and such period in its entirety, from the Initial Public Offering until the final Additional Extended Date, the “Combination Period”), only if the Sponsor or its designee would deposit (the “Contribution”) into the Trust Account as a loan, (i) on or before January 4, 2024, with respect to the initial extension to the Extended Date, an amount of $41,667, and (ii) one business day following the public announcement by the Company disclosing that the board of directors has determined to implement an additional monthly extension, with respect to each such Extension Period, an amount of $50,000. In connection with the shareholder approval of the Extension, an aggregate of 3,980,414 Public Shares were redeemed, and the Company paid approximately $42.0 million accordingly on January 4, 2024.

At the Special Meeting, the Company’s shareholders also approved proposals to (1) amend the Charter to provide for the right of a holder of Class B Shares (as defined below) to convert their Class B Shares into Class A Shares on a one-for-one basis at any time and from time to time at the election of the holder; (2) amend the Charter to eliminate from the Charter (i) the limitation that the Company may not redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 and (ii) the limitation that the Company shall not consummate a Business Combination unless it has net tangible assets of at least $5,000,001 (collectively, the “Redemption Limitation”); (3) amend the Charter to permit the board of directors, in its sole discretion, to elect to wind up operations on an earlier date than the Extended Date or Additional Extended Date, as applicable, as determined by the board of directors and included in a public announcement (the “Liquidation Amendment”); and (4) amend the Investment Management Trust Agreement between the Company and Continental Stock Transfer and Trust Company to reflect the Extension and the Liquidation Amendment.

In connection with the Contribution and advances the Sponsor or its affiliates may make in the future to the Company for working capital expenses, on January 2, 2024, the Company issued a convertible promissory note to Harry L. You, Chairman and Chief Financial Officer and an affiliate of the Sponsor (the “Payee”), with a principal amount up to $1.75 million (the “Convertible Note”). The Convertible Note bears no interest and is repayable on the

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 1 — Description of Organization and Business Operations (cont.)

earlier of (i) the date on which the Company consummates an initial Business Combination and (ii) the liquidation date. If the Company does not consummate a Business Combination before the end of the Combination Period, the Convertible Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. Upon the consummation of the initial Business Combination, up to $1,500,000 of the outstanding principal of the Convertible Note may be converted into warrants, at a price of $1.00 per warrant, at the option of the Payee. Since January 2, 2024, the board of directors has elected to extend the liquidation date to April 29, 2025. Accordingly, the Company has drawn down from the Convertible Note and deposited $791,667 into the Trust Account in connection with such extensions.

If the Company is unable to complete the Business Combination before the end of the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem one hundred percent (100%) of the Offering Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to the Company to pay its taxes (less up to $100,000 of interest to pay dissolution expenses), by (B) the total number of then outstanding Offering Shares, which redemption will completely extinguish rights of the Public Shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors in accordance with applicable law, dissolve and liquidate, subject in each case to the Company’s obligations under the MBCA to provide for claims of creditors and other requirements of applicable law.

If the initial shareholders acquire Public Shares, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriter agreed to waive its rights to the deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.15. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party (except for the Company’s independent registered public accounting firm) for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.15 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.15 per Public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or Target that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriter of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Tax Withdrawals from Trust Account

In January 2024 and April 2024, the Company withdrew a total of approximately $1.9 million of funds from the Trust Account for purposes of payment of tax liabilities and tax estimates, and such funds were deposited into the Company’s operating account. Funds representing interest earned on the amounts held in the Trust Account are permitted to be withdrawn from the Trust Account for the payment of taxes under the Company’s Charter and the terms

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 1 — Description of Organization and Business Operations (cont.)

of the Trust Agreement. On April 17, 2024, the Company paid approximately $0.89 million for 2023 taxes, leaving approximately $0.97 million remaining to be used for upcoming tax estimates. The Company used approximately $0.69 million of the balance of the withdrawn funds for the payment of general operating expenses. Management determined that the use of funds was not in accordance with the Trust Agreement, and, in March 2025, dMY Squared Sponsor, LLC advanced approximately $0.73 million to the Company representing the amount of such operating expenses plus approximately $0.04 million in respect of interest that would have been earned on the remaining amount of approximately $0.97 million for the period from the original withdrawals to the date of the advance. The Company paid an aggregate of approximately $0.75 million for tax obligations on March 21, 2025. On March 25, 2025, the Company re-contributed to the Trust Account approximately $0.22 million of the remaining amounts not used for payment of taxes plus approximately $0.04 million in respect of interest that would have been earned had such funds remained in the Trust Account.

Going Concern Consideration

As of December 31, 2024, the Company had approximately $309,000 in cash and working capital deficit of approximately $2.3 million. Further, the Company has incurred and expects to continue to incur significant costs in pursuit of its acquisition plans.

Prior to the consummation of the Initial Public Offering, the Company’s liquidity needs were satisfied through the payment of $25,000 from the Sponsor to purchase Founder Shares (as defined in Note 5) and a loan under the Note (as defined in Note 5) in the amount of approximately $145,000. The Company fully repaid the Note balance on October 4, 2022. The Note was no longer available to the Company after closing of its Initial Public Offering. Subsequent to the closing of the Initial Public Offering and the Partial Over-Allotment, the Company’s liquidity needs have been satisfied through the net proceeds from the consummation of the Initial Public Offering and the Private Placement held outside of the Trust Account and advances from related parties (approximately $390,000 outstanding as of December 31, 2024).

In addition, in order to provide the Contribution and to finance transaction costs in connection with a Business Combination, the Company issued the Convertible Note to the Payee with a principal amount up to $1.75 million on January 2, 2024 as discussed above. As of December 31, 2024, the Company had an outstanding amount of $641,667 under the Convertible Note. Subsequent to December 31, 2024, the Company borrowed and an additional amount of $150,000, increasing the total amount outstanding under the Convertible Note to $791,667. All proceeds received under the Convertible Note were contributed into the Trust Account in connection with extensions to extend the Combination Period to April 29, 2025.

In connection with the management’s assessment of going concern considerations in accordance with FASB Accounting Standards Codification (“ASC”) 205-40, “Presentation of Financial Statements — Going Concern,” the Company’s management has determined that the liquidity condition, mandatory liquidation, should a Business Combination not occur, and potential subsequent dissolution raises substantial doubt about its ability to continue as a going concern through the earlier of the liquidation date or the completion of the initial Business Combination. There is no assurance that the Company’s plans to consummate the initial Business Combination will be successful or successful within the Combination Period. The financial statements included in this Report do not include any adjustments that might result from the outcome of this uncertainty.

Risks and Uncertainties

Various macroeconomic, geopolitical and regulatory uncertainties and challenges pose risks to economic conditions in the U.S. and globally, including, among others, any resurgence in inflation; changes to trade, immigration, energy and other policies resulting from the new U.S. administration; changes in interest rate policies; the Russia-Ukraine war; conflicts in the Middle East; and economic conditions and tensions involving China.

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 1 — Description of Organization and Business Operations (cont.)

These and other risks could negatively impact economic growth rates and unemployment levels in the U.S. and other countries and result in volatility and disruptions in financial markets. Such risks could also adversely affect the Company’s search for an initial Business Combination and any target business with which the Company may ultimately consummate an initial Business Combination.

Note 2 — Restatement of Previously Issued Unaudited Condensed Financial Statements

The Company identified an error in the formula for the redemption value for Class A shares subject to possible redemption as of March 31, 2024, June 30, 2024 and September 30, 2024 due to the incorrect calculation of amounts allowed to be withdrawn from the Trust Account under the Trust Agreement as discussed in Note 1. Therefore, the audit committee of the board of directors, in consultation with management, concluded that the Company’s previously issued unaudited condensed financial statements for the quarter ended March 31, 2024, June 30, 2024 and September 30, 2024 (the “Affected Periods”) should not be relied upon and should be restated to reflect the correct redemption value for the Class A shares subject to possible redemption. On March 25, 2025, the Company re-contributed to the Trust Account approximately $0.22 million of the amounts not used for payment of taxes plus approximately $0.04 million in respect of interest that would have been earned had such funds remained in the Trust Account.

Impact of the Restatement

The impact of the restatement on the unaudited condensed financial statements for the Affected Periods is presented below.

The following tables contain unaudited condensed quarterly financial information for the quarterly periods ended March 31, 2024, June 30, 2024 and September 30, 2024 that have been updated to reflect the restatements of the Company’s financial statements as described above. The restatements had no impact on the statement of operations or cash flows. The Company has not amended its previously filed Quarterly Reports on Form 10-Q for the Affected Periods. The financial information that had been previously filed or otherwise reported for the Affected Periods is superseded by the information in this Annual Report, and the financial statements and related financial information for the Affected Periods contained in such previously filed reports should no longer be relied upon.

Balance Sheets (Unaudited)

As of March 31, 2024

	As Previously Reported	Restatement Adjustment	As Restated
Total Assets	$25,939,067	—	$25,939,067
Total Liabilities	6,647,003	—	6,647,003
Class A common stock subject to possible redemption	24,086,704	853,537	24,940,241
Shareholders’ Deficit:
Class B common stock	158	—	158
Accumulated deficit	(4,794,798)	(853,537)	(5,648,335)
Total shareholders’ deficit	(4,794,640)	(853,537)	(5,648,177)
Total Liabilities, Class A common Stock Subject to Possible Redemption and Shareholders’ Deficit	$25,939,067	—	$25,939,067

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 2 — Restatement of Previously Issued Unaudited Condensed Financial Statements (cont.)

As of June 30, 2024

	As Previously Reported	Restatement Adjustment	As Restated
Total Assets	$25,164,097	—	$25,164,097
Total Liabilities	6,193,094	—	6,193,094
Class A common stock subject to possible redemption	24,009,457	554,310	24,563,767
Shareholders’ Deficit:
Class B common stock	158	—	158
Accumulated deficit	(5,038,612)	(554,310)	(5,592,922)
Total shareholders’ deficit	(5,038,454)	(554,310)	(5,592,764)
Total Liabilities, Class A common Stock Subject to Possible Redemption and Shareholders’ Deficit	$25,164,097	—	$25,164,097

As of September 30, 2024

	As Previously Reported	Restatement Adjustment	As Restated
Total Assets	$25,554,494	—	$25,554,494
Total Liabilities	6,438,011	—	6,438,011
Class A common stock subject to possible redemption	24,247,966	800,600	25,048,566
Shareholders’ Deficit:
Class B common stock	158	—	158
Accumulated deficit	(5,131,641)	(800,600)	(5,932,241)
Total shareholders’ deficit	(5,131,483)	(800,600)	(5,932,083)
Total Liabilities, Class A common Stock Subject to Possible Redemption and Shareholders’ Deficit	$25,554,494	—	$25,554,494

Statements of Changes in Shareholders’ Deficit (Unaudited)

For the three months ended March 31, 2024

	As Previously Reported	Restatement Adjustment	As Restated
Remeasurement for Class A common stock subject to possible redemption – Accumulated Deficit	$644,499	(853,537)	$(209,038)

For the three months ended June 30, 2024

	As Previously Reported	Restatement Adjustment	As Restated
Remeasurement for Class A common stock subject to possible redemption – Accumulated Deficit	$227,247	299,227	$526,474

For the three months ended September 30, 2024

	As Previously Reported	Restatement Adjustment	As Restated
Remeasurement for Class A common stock subject to possible redemption – Accumulated Deficit	$(88,509)	(246,290)	$(334,799)

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 3 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.

As described in Note 2 — Restatement of Previously Issued Financial Statements, the Company’s financial statements for the Affected Periods are restated in this Annual Report to correct the calculations of the redemption value for Class A shares subject to possible redemption in the Company’s previously issued unaudited condensed financial statements for such periods. The restated financial statements are indicated as “Restated” in the unaudited condensed financial statements and accompanying notes, as applicable. See Note 2 — Restatement of Previously Issued Financial Statements for further discussion.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2024 and 2023.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, regularly exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 3 — Summary of Significant Accounting Policies (cont.)

Investments Held in Trust Account

The Company’s portfolio of investments was comprised of U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or investments in money market funds that invest in U.S. government securities and generally have a readily determinable fair value, or a combination thereof. When the Company’s investments held in the Trust Account are comprised of U.S. government securities, the investments are classified as trading securities. When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Trading securities and investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities are included in interest income from investments held in Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities other than for the Overfunding Loan to the Sponsor, which qualifies as financial instruments under FASB ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the balance sheets, either because of the short-term nature of the instruments or because the instrument is recognized at fair value.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Warrant Liabilities

The warrants issued in connection with the Initial Public Offering (the “Public Warrants”) and the Private Placement Warrants were recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognized the warrant instruments as liabilities at fair value and will adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value will be recognized in the statements of operations. The fair value of the Public Warrants and Private Placement Warrants were initially measured at fair value using the Black-Scholes model and the Monte Carlo simulation model, respectively. Beginning in December 2022, the fair value of Public Warrants has been measured based on the listed market price of such Public Warrants. The estimated fair value of the Private Placement Warrants

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 3 — Summary of Significant Accounting Policies (cont.)

was subsequently determined using the Monte Carlo simulation method with Level 3 inputs. The determination of the fair value of the derivative warrant liabilities may be subject to change as more current information becomes available and accordingly the actual results could differ significantly (see Note 9).

Convertible Note Payable — Related Parties

The option to convert the Convertible Note issued to the Payee on January 2, 2024 (see Note 5) into warrants qualifies as an embedded derivative under ASC 815 and is required to be recognized at fair value, with subsequent changes in fair value recognized in the Company’s statements of operations each reporting period until the Convertible Note is repaid or converted. As of the funding date and December 31, 2024, the fair value of the embedded conversion option had a de minimis value.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. One of the more significant accounting estimates included in these financial statements is the determination of the fair value of the derivative warrant liabilities. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates.

Offering Costs Associated with the Initial Public Offering

Offering costs consisted of legal, accounting, underwriting fees and other costs incurred that were directly related to the Initial Public Offering. Upon completion of the Initial Public Offering, offering costs were allocated to the separable financial instruments issued in the Initial Public Offering based on a relative fair value basis, compared to total proceeds received. Offering costs allocated to the derivative warrant liabilities were charged to operations. Offering costs associated with the Class A Shares were charged against the carrying value of Class A Shares upon the completion of the Initial Public Offering.

Public Shares Subject to Possible Redemption

As discussed in Note 1, all of the Public Shares sold as parts of the units in the Initial Public Offering contain a redemption feature. In accordance with ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity’s equity instruments, are excluded from the provisions of ASC 480. Therefore, the carrying value of all Public Shares has been classified outside of permanent equity. Immediately upon the closing of the Initial Public Offering, the Company recognized the accretion from initial book value to redemption amount value. The change in the carrying value of redeemable Public Shares resulted in charges against additional paid-in capital (to the extent available) and accumulated deficit.

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 3 — Summary of Significant Accounting Policies (cont.)

As of December 31, 2024 and 2023, the amounts of Public Shares reflected on the balance sheets are reconciled in the following table:

Class A common stock subject to possible redemption – December 31, 2022	$64,362,074
Plus:
Remeasurement for Class A common stock subject to redemption	2,197,894
Class A common stock subject to possible redemption – December 31, 2023	66,559,968
Plus:
Increase in redemption value of Class A common stock subject to possible redemption subject to redemption due to extension	641,667
Remeasurement for Class A common stock subject to redemption	306,784
Less:
Redemption of Class A common stock subject to possible redemption	(42,020,432)
Class A common stock subject to possible redemption – December 31, 2024	$25,487,987

Net Income (Loss) per Common Share

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, “Earnings Per Share.” The Company has two classes of shares, which are referred to as Class A Shares and Class B Shares (or Public Shares and Founder Shares (as defined in Note 4)). Income and losses are shared pro rata between the two classes of shares. Net income (loss) per share of common stock is calculated by dividing the net income (loss) by the weighted average number of common stock outstanding for the respective period. The Company has not considered the effect of the Public Warrants and the Private Placement Warrants to purchase an aggregate of 6,044,160 shares in the calculation of diluted income (loss) per share, since the exercise of the warrants is contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive. Accretion associated with the redeemable Public Shares is excluded from earnings per share as the redemption value approximates fair value.

The following table presents a reconciliation of the numerator and denominator used to compute basic and diluted net income (loss) per share of common stock for each class of common stock for years ended December 31, 2024 and 2023:

	For the years ended December 31,
	2024		2023
	Class A	Class B	Class A	Class B
Basic and diluted net income (loss) per common share:
Numerator:
Allocation of net income (loss)	$(491,778)	$(327,632)	$1,837,545	$459,386
Denominator:
Basic and diluted weighted average common shares outstanding	2,371,212	1,579,750	6,319,000	1,579,750
Basic and diluted net income (loss) per common share	$(0.21)	$(0.21)	$0.29	$0.29

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under FASB ASC Topic 740, “Income Taxes” (“ASC 740”). Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 3 — Summary of Significant Accounting Policies (cont.)

that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. As of December 31, 2024 and 2023, the Company had gross deferred tax assets of approximately $949,000 and $505,000, respectively, which were presented net of a full valuation allowance.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2024 and 2023. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties as of December 31, 2024 and 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company has been subject to income tax examinations by major taxing authorities since inception.

The Company’s management does not believe that any recently issued, but not yet effective, accounting standards updates, if currently adopted, would have a material effect on the accompanying financial statements.

Recent Accounting Pronouncements

In June 2022, the FASB issued ASU 2022-03, ASC Subtopic 820, “Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions.” The ASU amends ASC 820 to clarify that a contractual sales restriction is not considered in measuring an equity security at fair value and to introduce new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value. The ASU applies to both holders and issuers of equity and equity-linked securities measured at fair value. The amendments in this ASU are effective for the Company in fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company adopted ASU 2022 03 effective January 1, 2024, and the adoption did not have a material impact on the Company’s financial statements or disclosures for year ended December 31, 2024.

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. The amendments in this ASU expand public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The Company adopted ASU 2023-07, which did not have a material impact on the financial statements.

Note 4 — Initial Public Offering

On October 4, 2022, the Company consummated its Initial Public Offering of 6,000,000 units at a price of $10.00 per unit, generating gross proceeds of $60.0 million, and incurring offering costs of approximately $3.7 million, of which $2.1 million and approximately $26,000 was for deferred underwriting commissions and offering costs allocated to derivative warrant liabilities, respectively. The Company granted the underwriter in the Initial Public Offering a 45-day option to purchase up to 900,000 additional units, at $10.00 per unit, to cover over-allotments. On October 7, 2022, the underwriter exercised its over-allotment option in part, and on October 11, 2022, the underwriter purchased 319,000 additional units, generating gross proceeds of approximately $3.2 million. The underwriter waived the remainder of its over-allotment option. The Company incurred additional offering costs of approximately $156,000 in connection with the Partial Over-Allotment (of which approximately $112,000 was for deferred underwriting fees). Each unit consists of one Public Share and one-half of one Public Warrant. Each whole Public Warrant entitles the holder to purchase one Public Share at a price of $11.50 per share, subject to adjustment (see Note 7).

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 5 — Related Party Transactions

Founder Shares

On March 16, 2022, the Sponsor purchased 2,875,000 shares of the Company’s Class B common stock, par value $0.0001 per share (the “Founder Shares” or the “Class B Shares”) for an aggregate purchase price of $25,000, pursuant to a securities subscription agreement dated March 3, 2022 by and between the Company and the Sponsor (as amended by a subscriber forfeiture and amendment No. 1 to the securities subscription agreement dated September 8, 2022 and a subscriber forfeiture and amendment No. 2 to the securities subscription agreement dated September 29, 2022). On September 8, 2022 and September 29, 2022, the Sponsor surrendered to the Company 718,750 and 431,250 Founder Shares, respectively, in each case for no consideration, resulting in the Sponsor owning 1,725,000 Founder Shares. The initial shareholders agreed to forfeit up to 225,000 Founder Shares to the extent that the over-allotment option was not exercised in full by the underwriter, so that the Founder Shares would represent 20% of the Company’s issued and outstanding shares after the Initial Public Offering. The underwriter partially exercised its over-allotment option on October 11, 2022 and waived the remainder of its over-allotment option. Accordingly, the Sponsor forfeited 145,250 Founder Shares on October 11, 2022.

The initial shareholders agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of (A) one year after the completion of the initial Business Combination or earlier if, subsequent to the initial Business Combination, the closing price of the Class A Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, and (B) the date following the completion of the initial Business Combination on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the shareholders having the right to exchange their Class A Shares for cash, securities or other property. Notwithstanding the foregoing, the Founder Shares will be released from the lockup if the closing price of the Company’s Class A Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination.

Private Placement Warrants

Simultaneously with the closing of the Initial Public Offering, the Company consummated the Private Placement of 2,840,000 Initial Private Placement Warrants, at a price of $1.00 per Initial Private Placement Warrant, generating proceeds of approximately $2.8 million. On October 11, 2022, simultaneously with the issuance and sale of the Over-Allotment Units, the Company consummated the sale of 44,660 Additional Private Placement Warrants at $1.00 per Additional Private Placement Warrant, generating additional gross proceeds of approximately $45,000.

Each Private Placement Warrant is exercisable for one Class A Share at a price of $11.50 per share. A portion of the proceeds from the sale of the Private Placement Warrants to the Sponsor was added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, there will be no redemption rights or liquidating distributions with respect to the Private Placement Warrants. Except as set forth below, the Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or their permitted transferees.

The Sponsor and the Company’s officers and directors agreed, subject to limited exceptions, not to transfer, assign or sell any of their Private Placement Warrants until 30 days after the completion of the initial Business Combination.

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 5 — Related Party Transactions (cont.)

Related Party Loans

Promissory Note and Advances from Related Parties

On March 3, 2022, the Sponsor agreed to loan the Company an aggregate amount of up to $200,000 to cover expenses related to the Initial Public Offering pursuant to a promissory note (the “Note”). This loan was non-interest bearing and payable on the date on which the Company consummated the Initial Public Offering. The Company borrowed approximately $145,000 under the Note and subsequently fully repaid the Note balance on October 4, 2022. The Note was no longer available to the Company after closing of its Initial Public Offering.

The Company’s Sponsor and its affiliates have paid for certain expenses on behalf of the Company. As of December 31, 2024 and 2023, the Company had an outstanding advances balance from such parties of approximately $390,000 and $185,000, respectively. Subsequent to December 31, 2024, the Sponsor advanced an additional amount of approximately $725,000 to the Company to be re-contributed to the Trust Account as discussed in Note 1.

Overfunding Loans

Simultaneously with the closing of the Initial Public Offering, the Sponsor extended the Overfunding Loan to the Company in an aggregate amount of $900,000. On October 11, 2022, simultaneously with the sale of the Over-Allotment Units, the Sponsor extended the Additional Overfunding Loan to the Company in an amount of $47,850, for an aggregate outstanding principal amount of $947,850 to be deposited in the Trust Account. Upon the closing of the initial Business Combination, the Overfunding Loans will be repaid or converted into Class A Shares at a conversion price of $10.00 per share (or a combination of both), at the Sponsor’s discretion. If the Company does not complete an initial Business Combination, it will not repay the Overfunding Loans from amounts held in the Trust Account, and its proceeds will be distributed to the Public Shareholders; however, the Company may repay the Overfunding Loans if there are funds available outside the Trust Account to do so.

Convertible Promissory Note

In connection with the Contribution and advances the Sponsor may make in the future to the Company for working capital expenses, on January 2, 2024, the Company issued a Convertible Note to Harry L. You, Chairman and Chief Financial Officer and an affiliate of the Sponsor with a principal amount up to $1.75 million. The Convertible Note bears no interest and is repayable in full upon the earlier of (a) the date of the consummation of the Company’s initial Business Combination, or (b) the date of the Company’s liquidation. If the Company does not consummate an initial Business Combination by the end of the Combination Period, the Convertible Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven. Upon the consummation of the Company’s initial Business Combination, up to $1,500,000 of the outstanding principal of the Convertible Note may be converted into warrants, at a price of $1.00 per warrant, at the option of the Payee. Such warrants will have terms identical to the Private Placement Warrants.

As of December 31, 2024, the Company had an outstanding amount of $641,667 under the Convertible Note. Subsequent to December 31, 2024, the Company borrowed an additional amount of $150,000, increasing the total amount outstanding under the Convertible Note to $791,667. All proceeds received under the Convertible Note were contributed into the Trust Account in connection with extensions to extend the Combination Period to April 29, 2025.

The option to convert the Convertible Note into warrants qualifies as an embedded derivative under FASB ASC 815 and is required to be recognized at fair value with subsequent changes in fair value recognized in the Company’s statements of operations each reporting period until the Convertible Note is repaid or converted. As of the funding date and December 31, 2024, the fair value of the embedded conversion option had a de minimis value.

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 5 — Related Party Transactions (cont.)

Administrative Services Agreement

On October 4, 2022, the Company entered into an agreement pursuant to which it agreed to pay the Sponsor $10,000 per month for office space, administrative and support services. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. The Company recorded $120,000 in connection with such fees during each of the year ended December 31, 2024 and 2023 in the accompanying statements of operations. The Company recorded an outstanding balance of $190,000 and $70,000 as of December 31, 2024 and 2023, respectively, in connection with such fees in accrued expenses in the accompanying balance sheets.

The Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company’s behalf such as identifying potential target businesses and performing due diligence on suitable Business Combinations. The Company’s audit committee will review on a quarterly basis all payments that were made to the Sponsor, executive officers or directors, or the Company’s or their affiliates.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of Founder Shares, Private Placement Warrants and warrants that may be issued upon conversion of working capital loans and the Contributions (and any shares of common stock issuable upon the exercise of the Private Placement Warrants or warrants issued upon conversion of the working capital loans and the Contributions and upon conversion of the Founder Shares and the Overfunding Loans), will be entitled to registration rights pursuant to a registration and shareholder rights agreement signed upon the consummation of the Initial Public Offering. These holders will be entitled to certain demand and “piggyback” registration rights. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriter was entitled to an underwriting discount of $0.14 per unit, or approximately $0.8 million in the aggregate, paid upon the closing of the Initial Public Offering. An additional fee of $0.35 per unit, or $2.1 million in the aggregate will be payable to the underwriter for deferred underwriting commissions. The deferred fee will become payable to the underwriter from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

The underwriter was entitled to an additional fee of approximately $45,000, which was paid upon closing of the Partial Over-Allotment, and approximately $112,000 in deferred underwriting commissions in connection with the consummation of the Partial Over-Allotment.

Note 7 — Derivative Warrant Liabilities

As of December 31, 2024 and 2023, the Company had an aggregate of 6,044,160 warrants outstanding, comprised of 3,159,500 Public Warrants and 2,884,660 Private Placement Warrants. Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the Initial Public Offering; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A Shares issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their Public Warrants on a cashless basis and such cashless exercise is exempt from registration under the Securities Act). The Company agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its best efforts to file with the SEC and have an effective registration statement covering the Class A Shares issuable upon exercise

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 7 — Derivative Warrant Liabilities (cont.)

of the warrants and to maintain a current prospectus relating to those Class A Shares until the warrants expire or are redeemed. If a registration statement covering the Class A Shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s Class A Shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elect, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

The warrants have an exercise price of $11.50 per share, subject to adjustments, and will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. In addition, if (x) the Company issues additional Class A Shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A Shares (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of Class A Shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to % of the higher of the Market Value and the Newly Issued Price, the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to % of the higher of the Market Value and the Newly Issued Price, and the $10.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to the higher of the Market Value and the Newly Issued Price.

The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants and the Class A Shares issuable upon exercise of the Private Placement Warrants will not be transferable, assignable or salable until the completion of a Business Combination, subject to certain limited exceptions. Additionally, except as set forth below, the Private Placement Warrants will be non-redeemable so long as they are held by the Sponsor or their permitted transferees. If the Private Placement Warrants are held by someone other than the Sponsor or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

Redemption of Public Warrants when the price per Public Share equals or exceeds $18.00.    Once the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants for cash:

•        in whole and not in part;

•        at a price of $0.01 per Public Warrant;

•        upon a minimum of 30 days’ prior written notice of redemption, referred to as the 30-day redemption period; and

•        if, and only if, the closing price of the Public Shares equals or exceeds $18.00 per share (as adjusted) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 7 — Derivative Warrant Liabilities (cont.)

Redemption of Public Warrants when the price per share of Public Shares equals or exceeds $10.00.    Once the Public Warrants become exercisable, the Company may redeem the outstanding Public Warrants:

•        in whole and not in part;

•        at $0.10 per Public Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Public Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of Public Shares; and

•        if, and only if, the closing price of Public Shares equals or exceeds $10.00 per Public Share (as adjusted) for any 20 trading days within the 30-trading day period ending three trading days before the Company sends notice of redemption to the warrant holders.

The “fair market value” of Public Shares shall mean the volume weighted average price of Public Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. In no event will the Public Warrants be exercisable in connection with this redemption feature for more than 0.361 Public Shares per Public Warrant (subject to adjustment).

If the Company is unable to complete a Business Combination within the Combination and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants.

Note 8 — Shareholders’ Deficit

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock, par value $0.0001 per share, with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2024 and 2023, there were no shares of preferred stock issued or outstanding.

Class A Common Stock — The Company is authorized to issue 35,000,000 Class A Shares with a par value of $0.0001 per share. As of December 31, 2023, there were 6,319,000 Class A Shares issued and outstanding, all of which were subject to possible redemption and were classified outside of permanent equity (deficit) on the accompanying balance sheet.

In connection with the Special Meeting held on January 2, 2024, a total of 3,980,414 Public Shares were redeemed and the Company paid approximately $42.0 million accordingly on January 4, 2024. As of December 31, 2024, there were 2,338,586 Class A Shares issued and outstanding, all of which were subject to possible redemption and were classified outside of permanent equity on the accompanying balance sheet.

Class B Common Stock — The Company is authorized to issue 5,000,000 Class B Shares with a par value of $0.0001 per share. On March 16, 2022, the Company issued 1,725,000 Class B Shares issued and outstanding, which amount has been retroactively restated to reflect the share surrenders on September 8, 2022 and September 29, 2022 as discussed in Note 4. Of these, up to 225,000 Class B Shares were subject to forfeiture to the Company by the initial shareholders for no consideration to the extent that the underwriter’s over-allotment option was not exercised in full or in part, so that the initial shareholders would collectively own 20% of the Company’s issued and outstanding common stock after the Initial Public Offering. The underwriter partially exercised its over-allotment option on October 11, 2022 and waived the remainder of its over-allotment option. Accordingly, the Sponsor forfeited 145,250 Founder Shares on October 11, 2022. As of December 31, 2024 and 2023, there were 1,579,750 Class B Shares issued and outstanding.

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 8 — Shareholders’ Deficit (cont.)

Common shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders. Holders of Class B Shares will have the right to elect all of the Company’s directors prior to the consummation of the initial Business Combination. On any other matter submitted to a vote of the Company’s shareholders, holders of Class B Shares and holders of Class A Shares will vote together as a single class, except as required by applicable law or stock exchange rule.

The Company’s Charter, as amended in connection with the Special Meeting held on January 2, 2024, provides for the right of a holder of Class B Shares to convert their Class B Shares into Class A Shares, at any time and from time to time at the election of the holder, on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A Shares or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A Shares issuable upon conversion of all Class B Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of Class A Shares outstanding after such conversion (after giving effect to any redemptions of shares of Public Shares by Public Shareholders), including the total number of Class A Shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A Shares or equity-linked securities or rights exercisable for or convertible into Class A Shares issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of working capital loans and Contributions and any Class A Shares issued to the Sponsor upon conversion of the Overfunding Loans. In no event will the conversion of Class B Shares occur on a less than one-for-one basis.

Note 9 — Fair Value Measurements

The following tables present information about the Company’s financial liabilities that are measured at fair value on a recurring basis as of December 31, 2024 and 2023, by level within the fair value hierarchy:

December 31, 2024

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account – Money market fund(1)	$25,587,986	$—	$—
Liabilities:
Derivative warrant liabilities – Public Warrants	$—	$758,280	$—
Derivative warrant liabilities – Private Warrants	$—	$—	$692,320

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 9 — Fair Value Measurements (cont.)

December 31, 2023

Description	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account – U.S. Treasury Bill(1)	$67,545,266	$—	$—
Liabilities:
Derivative warrant liabilities – Public Warrants	$—	$473,930	$—
Derivative warrant liabilities – Private Warrants	$—	$—	$432,700

____________

(1)      Includes $617 and $859 of cash balance held within the Trust Account as of December 31, 2024 and 2023, respectively.

Transfers to/from Levels 1, 2, and 3 are recognized at the beginning of the reporting period. The estimated fair value of the Public Warrants transferred from a Level 3 measurement to a Level 1 fair value measurement in December 2022 when the Public Warrants were separately listed and traded. As of December 31, 2024 and 2023, the fair value measurement for Public Warrants was transferred to Level 2 measurement due to low trading volume. Level 1 assets include investments in money market funds or U.S. Treasury securities. The Company uses inputs such as actual trade data, benchmark yields, quoted market prices from dealers or brokers, and other similar sources to determine the fair value of its investments.

The fair value of the Public Warrants and the Private Placement Warrants was initially measured using Black-Scholes option pricing model and Monte Carlo simulation method, respectively. Beginning in December 2022, the fair value of Public Warrants has been measured based on the listed market price of such Public Warrants. The estimated fair value of the Private Placement Warrants was determined using a Monte Carlo simulation method with Level 3 inputs as of December 31, 2024 and 2023. Inherent in a Black-Scholes option pricing model and a Monte Carlo simulation method are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its warrants based on implied volatility from the historical volatility of select peer company’s common stock that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs at their measurement dates of December 31, 2024 and 2023:

	As of December 31, 2024	As of December 31, 2023
Exercise price	$11.50	$11.50
Stock price	$10.66	$10.60
Volatility	3.3%	5.1%
Risk-free rate	4.3%	3.77%
Expected terms (years)	5.25	5.21
Dividend yield	0.0%	0.0%

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 9 — Fair Value Measurements (cont.)

The changes in the Level 3 fair value of the derivative warrant liabilities for years ended December 31, 2024 and 2023 are summarized as follows:

Note 10 — Segment Information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance. The Company’s Chief Financial Officer has been identified as the chief operating decision maker (“CODM”), who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment.

When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

	For the years ended December 31,
	2024	2023
General and administrative expenses	$1,088,400	$1,472,490
Investment income from investments held in Trust Account	$1,294,140	$3,145,323

The key measures of segment profit or loss reviewed by our CODM are interest earned on marketable securities held in Trust Account and general and administrative expenses. The CODM reviews interest earned marketable securities held in Trust Account to measure and monitor shareholders value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement. General and administrative expenses are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a business combination within the business combination period. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget.

Note 11 — Income Taxes

The income tax provision consists of the following:

	December 31, 2024	December 31, 2023
Current
Federal	$261,958	$575,816
State	132,692	—
Deferred
Federal	(420,563)	(309,223)
State	(67,622)	—
Valuation allowance	488,185	309,223
Income tax provision	394,650	575,816
Adjustment for prior year tax estimate	39,807	(42,000)
Income tax provision, net	$434,457	$533,816

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 11 — Income Taxes (cont.)

The Company’s net deferred tax assets are as follows:

	December 31, 2024	December 31, 2023
Deferred tax assets:
Start-up/organization costs	$949,417	$505,092
Net operating loss carryforwards	—	—
Total deferred tax assets	949,417	505,092
Valuation allowance	(949,417)	(505,092)
Deferred tax asset, net of allowance	$—	$—

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the years ended December 31, 2024 and 2023, the valuation allowances were approximately $949,000 and $505,000, respectively. As of December 31, 2024 and 2023, the Company has no U.S. federal net operating loss carryforwards and no state net operating loss carryovers available to offset future taxable income.

A reconciliation of the statutory federal income tax rate (benefit) to the Company’s effective tax rate (benefit) is as follows:

	December 31, 2024	December 31, 2023
Statutory federal income tax rate	21.0%	21.0%
Change in fair value of warrant liabilities	(41.0)%	(11.7)%
Financing costs – derivative warrant liabilities	0.0%	0.0%
Other	(12.3)%	0.1%
Change in valuation allowance	(80.6)%	10.9%
Income tax expense	(112.9)%	20.3%

There were no unrecognized tax benefits as of December 31, 2024 and 2023. No amounts were accrued for the payment of interest and penalties as of December 31, 2024 and 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company has been subject to income tax examinations by major taxing authorities since inception. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Note 12 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred up to the date the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment to or disclosure in the financial statements, except as noted below.

Subsequent to December 31, 2024, the Company borrowed an additional amount of $150,000 under the Convertible Note, increasing the total amount outstanding to $791,667, and contributed the full proceeds into the Trust Account in connection with an extension of the Combination Period to April 29, 2025. In addition, subsequent to December 31, 2024, the Sponsor advanced an additional amount of approximately $725,000 to the Company to replenish to the Trust Account as discussed in Note 1.

DMY SQUARED TECHNOLOGY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024

Note 12 — Subsequent Events (cont.)

As discussed further in Note 1, in January 2024 and April 2024, the Company withdrew a total of approximately $1.9 million of funds from the Trust Account for purposes of payment of tax liabilities and tax estimates, and such funds were deposited into the Company’s operating account. The Company used approximately $0.69 million of the withdrawn funds for the payment of general operating expenses. Management determined that the use of funds was not in accordance with the Trust Agreement, and, in March 2025, dMY Squared Sponsor, LLC advanced approximately $0.73 million to the Company representing the amount of such operating expenses plus approximately $0.04 million in respect of interest that would have been earned on the remaining amount of approximately $0.97 million for the period from the original withdrawals to the date of the advance. The Company paid an aggregate of approximately $0.75 million for tax obligations on March 21, 2025. On March 25, 2025, the Company re-contributed to the Trust Account approximately $0.22 million of the remaining amounts not used for payment of taxes plus approximately $0.04 million in respect of interest that would have been earned had such funds remained in the Trust Account.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31, 2024	June 30, 2025	June 30, 2025
	SGD	SGD	USD
ASSETS
Current assets
Cash and cash equivalents	6,624,506	919,104	722,623
Receivables, net	150,000	—	—
Prepaid and other current assets	1,242,134	1,120,191	880,723
Total current assets	8,016,640	2,039,295	1,603,346

Property and equipment, net	3,019,348	2,976,497	2,340,197
Intangible assets, net	34,353	31,648	24,882
Right-of-use assets	735,067	569,718	447,927
Security deposits	95,096	190,792	150,005
TOTAL ASSETS	11,900,504	5,807,950	4,566,357

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Other payables	702,609	354,760	278,921
Operating lease liabilities	356,611	366,032	287,784
Total current liabilities	1,059,220	720,792	566,705

Operating lease liabilities, non current	452,014	267,379	210,220
TOTAL LIABILITIES	1,511,234	988,171	776,925

STOCKHOLDERS’ EQUITY
Seed Preferred Shares, 2,500,000 authorized; 2,500,000 issued and outstanding as of June 30, 2025 and December 31, 2024	1,150,000	1,150,000	904,159
Seed Plus Preferred Shares, 2,936,828 authorized; 2,936,828 issued and outstanding as of June 30, 2025 and December 31, 2024	3,349,184	3,349,184	2,633,213
Series A Preferred Shares, 2,586,522 authorized; 2,586,522 issued and outstanding as of June 30, 2025 and December 31, 2024	24,362,849	24,362,849	19,154,689
Ordinary Shares, 8,000,000 authorized; 8,000,000 issued and outstanding as of June 30, 2025 and December 31, 2024	5,000	5,000	3,931
Share-based payment reserve	3,011,966	7,551,859	5,937,463
Accumulated deficit	(21,480,142)	(31,744,326)	(24,958,193)
Accumulated other comprehensive (loss) income	(9,587)	145,213	114,170
TOTAL STOCKHOLDERS’ EQUITY	10,389,270	4,819,779	3,789,432
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	11,900,504	5,807,950	4,566,357

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30,
	2024	2025	2025
	SGD	SGD	USD
Revenue	50,000	50,000	39,311

Operating Expenses:
Research and development	1,489,897	5,885,378	4,627,233
Selling and marketing	370,609	784,802	617,031
General and administrative	1,291,976	2,835,474	2,229,321
Depreciation and amortization	280,802	462,608	363,714
Total operating expenses	3,433,284	9,968,262	7,837,299
Loss from operations	(3,383,284)	(9,918,262)	(7,797,988)

Other income and (expense):
Interest expense	(41,717)	(6,395)	(5,028)
Other income	44,526	66,172	52,026
Foreign exchange (loss) gain	384,140	(405,699)	(318,971)
Income tax expense	—	—	—
Net loss	(2,996,335)	(10,264,184)	(8,069,961)

Basic and diluted weighted average shares outstanding, Ordinary and Preferred shares combined, Basic and diluted	16,023,350	16,023,350	16,023,350
Basic and net (loss) income per Ordinary and Preferred shares combined, Basic and diluted	(0.19)	(0.64)	(0.50)

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2024	2025	2025
	SGD	SGD	USD
Net loss	S$ (2,996,335)	S$ (10,264,184)	S$ (8,069,961)
Other comprehensive loss:
Foreign currency translation adjustment	(2,116)	154,800	121,708
Comprehensive loss	S$ (2,998,451)	S$ (10,109,384)	S$ (7,948,253)

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	Seed Preference Shares		Seed Plus Preference Shares		Series A Preference Shares		Ordinary Shares		Shared Based Payment Reserve	Other Comprehensive income	Accumulated deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2023	2,500,000	1,150,000	2,936,828	3,349,184	2,586,522	24,362,850	8,000,000	5,000	2,852,525	7,598	(13,996,968)	17,730,189
Issuance of share capital	—	—	—	—	—	—	—	—	—	—	—	—
Translation adjustment	—	—	—	—	—	—	—	—	—	(2,116)	—	(2,116)
Shared-based payment reserve	—	—	—	—	—	—	—	—	122,814	—	—	122,814
Net loss	—	—	—	—	—	—	—	—	—	—	(2,996,335)	(2,996,335)
Balance at June 30, 2024	2,500,000	1,150,000	2,936,828	3,349,184	2,586,522	24,362,850	8,000,000	5,000	2,975,339	5,482	(16,993,303)	14,854,552
	Seed Preference Shares		Seed Plus Preference Shares		Series A Preference Shares		Ordinary Shares		Shared Based Payment Reserve	Other Comprehensive income	Accumulated deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
		SGD		SGD		SGD		SGD	SGD	SGD	SGD	SGD
Balance at December 31, 2024	2,500,000	1,150,000	2,936,828	3,349,184	2,586,522	24,362,849	8,000,000	5,000	3,011,966	(9,587)	(21,480,142)	10,389,270
Issuance of share capital	—	—	—	—	—	—	—	—	—	—	—	—
Translation adjustment	—	—	—	—	—	—	—	—	—	154,800	—	154,800
Shared-based payment reserve	—	—	—	—	—	—	—	—	4,539,893	—	—	4,539,893
Net loss	—	—	—	—	—	—	—	—	—	—	(10,264,184)	(10,264,184)
Balance at June 30, 2025	2,500,000	1,150,000	2,936,828	3,349,184	2,586,522	24,362,849	8,000,000	5,000	7,551,859	145,213	(31,744,326)	4,819,779
Balance at June 30, 2025 (USD)	2,500,000	904,159	2,936,828	2,633,213	2,586,522	19,154,689	8,000,000	3,931	5,937,463	114,170	(24,958,193)	3,789,432

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	For the Six Months Ended June 30,
	2024	2025	2025
	SGD	SGD	USD
Cash flows from operating activities
Loss for the period	(2,996,335)	(10,264,184)	(8,069,961)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation	277,966	459,903	361,587
Stock based compensation	122,814	4,539,893	3,569,379
Unrealized foreign currency transaction (gain) loss	(373,612)	410,491	322,738
Amortization	2,836	2,705	2,127
Changes in operating assets and liabilities:			—
Accounts receivable	(270,000)	150,000	117,934
Accounts payable	649,700	(347,850)	(273,488)
Lease liability	(113,287)	(175,214)	(137,758)
Prepaid expenses and other receivables	65,692	26,248	20,637
Net cash used in operating activities	(2,634,226)	(5,198,008)	(4,086,805)

Cash flows from investing activities
Purchase of property and equipment	(1,759,439)	(251,703)	(197,895)
Purchase of intangible assets and trademarks	—	—	—
Net cash used in investing activities	(1,759,439)	(251,703)	(197,895)

Cash flows from financing activities
Proceeds from issuance of preference shares	—	—	—
Net cash provided by financing activities	—	—	—
Effect of exchange rate changes on cash	371,496	(255,691)	(201,031)
Net (decrease) increase in cash and cash equivalents	(4,022,169)	(5,705,402)	(4,485,731)
Cash and cash equivalents at beginning of period	16,512,011	6,624,506	5,208,354
Cash and cash equivalents at end of period	12,489,842	919,104	722,623

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

1. DESCRIPTION OF BUSINESS

Horizon Quantum Computing Pte. Ltd. (the “Company”) is incorporated in the Republic of Singapore. The Company focuses on developing software tools that simplify and accelerate the creation of applications for quantum computers and also provide quantum computing services on an individual basis. The Company’s flagship product, Triple Alpha, is a web-based integrated development environment (IDE) that allows developers to write quantum software using familiar classical programming languages. The Software enables software developers without prior quantum experience to harness the power of quantum computing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Company’s consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation and Significant Accounting Policies

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding annual financial reporting. Any reference in these notes to applicable accounting guidance is meant to refer to the authoritative U.S. GAAP included in the Accounting Standards Codification (“ASC”), and Accounting Standards Update (“ASU”) issued by the Financial Accounting Standards Board (“FASB”).

Use of Estimates

Management of the Company is required to make certain estimates, judgments, and assumptions during the preparation of its consolidated financial statements in accordance with U.S. GAAP. The Company believes that these estimates, judgments and assumptions are reasonable under the circumstances. These estimates, judgments, and assumptions impact the reported amounts of assets, liabilities, revenue, and expenses, and the related disclosure of contingent assets and liabilities. Actual results could differ from these estimates. Changes in such estimates could affect amounts reported in future periods. On an ongoing basis, the Company evaluates its estimates and judgments including those related to: liquidity and going concern, the useful lives and recoverability of property and equipment and definite-lived intangible assets; the recoverability of goodwill and indefinite-lived intangible assets; the carrying value of accounts receivable, including the determination of the allowance for credit losses; inventory, including the determination of allowances for estimated excess or obsolescence; the fair value of warrants; the fair value of acquisition- related contingent consideration arrangements; unrecognized tax benefits; legal contingencies; the incremental borrowing rate for the Company’s leases; and the valuation of stock-based compensation, among others.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive loss, consolidated statements of changes in stockholders’ equity, consolidated statements of cash flows and notes to the consolidated financial statements from SGD into USD as of June 30, 2025 are solely for the convenience of the readers and are calculated at the rate of SGD1.00 = USD0.7862, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2025. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Cash and Cash Equivalents

Cash balances are held in Singaporean and European banks. The Company maintains its cash balances in highly rated financial institutions. At times, cash balances may exceed federally insurable limits.

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value. These typically include treasury bills, money market funds, and other short-term instruments with original maturities of three months or less.

Restricted Cash

The Company is not subject to any contractual agreement that contains restrictions on the Company’s use or withdrawal of its cash or cash equivalents.

Revenue Recognition

Revenue from sale of services in the ordinary course of business is recognized when the Company satisfies a performance obligation (PO) by transferring control of a promised service to the customer.

The amount of revenue recognized is the amount of the transaction price allocated to the satisfied PO.

The transaction price is allocated to each PO in the contract on the basis of the relative stand- alone selling prices of the promised services. The individual standalone selling price of a service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to services with observable stand-alone selling prices. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those POs.

The transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the PO. If a PO is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that PO.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table provides information about the nature and timing of the satisfaction of performance obligations in contract with customers, including significant payment terms, and the related revenue recognition policies:

Rendering of services

Nature of services	The Company provides research and development services on quantum algorithms.
When revenue is recognized	Revenue is recognized when services are delivered to the customer and all criteria for acceptance have been satisfied.
Significant payment terms	30 days credit terms

Accounts Receivable

Trade accounts receivable are recognized and carried at billed amounts less an allowance for credit losses. The Company adopted the Current Expected Credit Losses (“CECL”) guidance effective January 1, 2023. The Company maintains the allowance for estimated losses resulting from the inability of the Company’s customers to make required payments. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations. The allowance for credit losses were not significant as of June 30, 2025 and December 31, 2024.

Property and Equipment, net

Property and equipment, net is stated at cost and depreciated on a straight-line basis of three to seven years for furniture and fixtures and computer equipment. Leasehold improvements are capitalized and amortized over the shorter of their useful lives or remaining lease term. Repair and maintenance costs are charged to operations in the periods incurred. Upon retirement or sale, costs and related accumulated depreciation or amortization are removed from the balance sheets and the resulting gain or loss is included in operating expense in the Company’s consolidated statements of operations and comprehensive loss.

Impairment of Long-Lived Assets

Long-lived assets with finite lives consist primarily of property and equipment, operating lease right-of-use assets, and intangible assets which are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Leases

Leases are accounted for under ASC 842. The Company determines if an arrangement is or contains a lease at inception. The Company’s operating lease arrangements are comprised of real estate and facility leases. Right of use assets represent the Company’s right to use the underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company’s leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the measurement date in determining the present value of the lease payments. Right of use assets also exclude lease incentives.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Stock-Based Compensation

The Company accounts for stock-based compensation expense in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). The Company measures and recognizes compensation expense for all stock-based awards based on estimated fair values on the date of the grant, recognized over the requisite service period. For awards that vest solely based on a service condition, the Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period. The Company accounts for forfeitures in the period in which they occur.

Income and Other Expenses, Operating Income/Losses

Income and other expenses are recognized on an accrual basis when it is probable that economic benefits will flow to or from the Company and the amounts can be reliably measured. Other income may include interest income, foreign exchange gains, and miscellaneous non-operating income.

Operating income or losses represent the profit or loss from the Company’s core business operations, excluding finance costs, taxation, and other non-operating items. It is a key performance measure used by management to assess the results of operations.

Foreign Operations and Foreign Currency Translation

The currency of the primary economic environment in which the operations of the Company are conducted is the Singapore Dollar (“SGD”). The Company uses SGD as its functional currency. The results of the Company’s non-Singaporean subsidiary, whose functional currency are the local currencies of the economic environment in which they operate, are translated into SGD in accordance with U.S. GAAP.

Assets and liabilities are translated at period end exchange rates, while revenues and expenses are translated at average exchange rates during the period. Differences resulting from translation are presented in equity as accumulated other comprehensive loss. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Foreign currency transaction (gain) loss, mainly related to intercompany transactions, is included in the consolidated statements of operations. For the six-months ended June 30, 2025 and 2024, there was a gain of S$154,800 (US$121,708) and a loss of S$2,116 (US$1,664), respectively.

Basic and Diluted Net Loss Per Share

Basic net loss per share is calculated by dividing net loss attributable to Seed Preference, Seed Plus Preference, Series A Preference, and Ordinary Shareholders by the weighted-average number of shares of Seed Preference, Seed Plus Preference, Series A Preference, and Ordinary shares outstanding during the period. Diluted net loss per share is based upon the diluted weighted-average number of shares outstanding during the period. Diluted net loss per share gives effect to all potentially dilutive common share equivalents, including preferred stock and stock options, to the extent they are dilutive. See to Note 9 — Earnings Per Share.

Comprehensive Loss

Comprehensive loss consists of two components, net loss and other comprehensive income (loss), net. Other comprehensive income (loss), net is defined as revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of stockholders’ deficit but are excluded from net loss. The Company’s other comprehensive loss consists of foreign currency translation adjustments that result from the consolidation of its foreign subsidiaries and is reported net of tax effects.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Concentration of Risks

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company maintains its cash with major financial institutions in Singapore, which are regulated by the Monetary Authority of Singapore (“MAS”). While these balances may exceed the amounts insured under the Singapore Deposit Insurance Scheme (“SDIC”), the Company has not experienced any losses.

Segments

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance therefore there is only on reportable segment.

Accounting Pronouncements Recently Adopted

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. This ASU includes amendments that expand the existing reportable segment disclosure requirements and requires disclosure of (i) significant expense categories and amounts by reportable segment as well as the segment’s profit or loss measure(s) that are regularly provided to the chief operating decision maker (the “CODM”) to allocate resources and assess performance; (ii) how the CODM uses each reported segment profit or loss measure to allocate resources and assess performance; (iii) the nature of other segment balances contributing to reported segment profit or loss that are not captured within segment revenues or expenses; and (iv) the title and position of the individual or name of the group or committee identified as the CODM. We adopted the ASU on January 1, 2024, and the adoption did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as reconciling items that meet a quantitative threshold. Further, the ASU requires additional disclosures on income tax expense and taxes paid, net of refunds received, by jurisdiction. The new standard is effective for annual periods beginning after December 15, 2024 on a prospective basis with the option to apply it retrospectively. Early adoption is permitted. The adoption of this guidance will result in the Company being required to include enhanced income tax related disclosures. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40):Disaggregation of Income Statement Expenses” (“ASU 2024-03”). The standard requires additional disclosure of certain costs and expenses within the notes to the financial statements. The provisions of the standard are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. This accounting standards update may be applied either prospectively or retrospectively. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting estimates are those estimates made in accordance with GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the company. In accounting for stock-based compensation, the use of valuation methods for awards granted when the Company’s ordinary shares are not publicly traded, the use of estimates in option valuation model inputs such as expected volatility, term of options, risk-free interest rate are subjective and the change in these assumptions can materially affect the amount of stock-based compensation expense recognized in the consolidated financial statements.

Liquidity and Going Concern

The accompanying financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred net losses of S$10.3 million (US$8.1 million) and S$3.0 million (US$2.4 million) during the six-month period ended June 30, 2025 and 2024, respectively, and has an accumulated deficit of S$31.7 million (US$25.0 million) as of June 30, 2025. Expenses are expected to increase in the forthcoming year and cash flows of the Company may not be able to sustain the expansion required. The continuation of the Company as a going concern through the next twelve months is dependent upon the continued financial support from investors or by taking on additional debt.

The Company’s future capital requirements will depend on many factors including the Company’s revenue growth rate, the timing and extent of spending to support further sales and marketing and research and development efforts. In order to finance these opportunities, the Company may need to raise additional financing. While there can be no assurances, the Company may need to pursue issuances of additional equity raises and debt rounds of financing. If additional financing is required from outside sources, the Company may not be able to raise it on terms acceptable to the Company or at all. If the Company is unable to raise additional capital when desired, the Company’s business, results of operations and financial condition would be materially and adversely affected.

The primary objective of the Company’s capital management is to ensure that it maintains sound capital position in order to support its business and maximize shareholder’s value. The Company has entered a business combination agreement with a special-purpose acquisition company (SPAC) and closing is subject to regulatory approvals and shareholder votes. If successful, the merger would provide access to public markets and additional capital for growth. See Note 12 — Subsequent Events for more details.

These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

3. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31, 2024	June 30, 2025	June 30, 2025

	SGD	SGD	USD
Computer equipment	895,674	1,030,095	809,887
Furniture and fittings	5,598	14,413	11,332
Leasehold Improvements	1,133,740	1,133,740	891,375
Quantum Computing Equipment	1,735,720	1,842,236	1,448,413
Total property and equipment gross	3,770,732	4,020,484	3,161,007
Less – Accumulated depreciation	(751,384)	(1,043,988)	(820,810)
Total property and equipment net	3,019,348	2,976,497	2,340,197

Total depreciation expense for the six-month period ended June 30, 2025 and 2024, totalled S$459,903 (US$361,587) and S$277,966 (US$218,544), respectively.

4. INTANGIBLE ASSETS

Intangible assets consist of the following:

	Patents and trademarks	Accumulated Amortization	Net Intangible Assets
	SGD	SGD	SGD
Balance, January 1, 2024	56,730	(17,125)	39,604
Additions	436	(5,688)	(5,251)
Balance, December 31, 2024	57,166	(22,813)	34,353
Additions	—	(2,705)	(2,705)
Balance, June 30, 2025	57,166	(25,518)	31,648
Balance, June 30, 2025 (USD)	44,945	(20,063)	24,882

Intangible asset amortization expense, for the six-month ended June 30, 2025 and 2024 totalled approximately S$2,705 (US$2,127) and S$2,837 (US$2,231), respectively.

Future estimated amortization expense for the Company’s intangible assets is approximately as follows:

Future estimated amortization as of June 30, 2025	SGD	USD
Remainder of 2025	2,629	2,067
2026	5,258	4,134
2027	5,258	4,134
2028	5,258	4,134
2029	5,258	4,134
Thereafter	7,988	6,279
	31,648	24,882

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

5. ACCOUNTS PAYABLE AND OTHER PAYABLES

Accounts payable and other payables consist of the following:

	December 31, 2024	June 30, 2025	June 30, 2025

	SGD	SGD	USD
Equipment purchase	465,645	—	—
Outsourced services and consulting expenses	75,660	45,304	35,619
Audit fees	92,652	112,650	88,568
Accrued facilities restoration costs	31,934	31,934	25,107
Payroll and payroll related expenses	18,206	34,748	27,320
Legal expenses	2,309	108,668	85,438
Other accrued expenses and current liabilities	16,203	21,456	16,869
Total accounts payable and other payables	702,609	354,760	278,921

6. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Operating lease right-of-use assets and lease liabilities are recognized based on the net present value of remaining lease payments over the lease term. In calculating the present value, the Company uses its estimated incremental borrowing rate, determined based on available information as of the later of the lease commencement date, the lease modification date, or the date of adoption of ASC 842. The right-of-use asset also includes any initial direct costs and is adjusted for lease incentives received.

The right-of-use assets as of June 30, 2025 and December 31 2024 are S$569,718 (US$447,927) and S$735,067 (US$577,928), respectively.

As of June 30, 2025, the maturities of the Company’s operating lease liabilities were as follows:

Year	TOTAL
	SGD	USD
Remainder of 2025	186,375	146,533
2026	377,701	296,958
2027	79,189	62,260
Total lease payments	643,265	505,751
Less: imputed interest	(9,854)	(7,747)
Present values of lease liabilities	633,411	498,004

Operating lease liabilities current	366,032	287,784
Operating lease liabilities noncurrent	267,379	210,220
	633,411	498,004

7. STOCKHOLDERS’ EQUITY

Ordinary shares

The holder of ordinary shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

All issued shares are fully paid, with no par value.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

7. STOCKHOLDERS’ EQUITY (cont.)

Convertible preference shares

The holders of convertible preferences shares (“CPS”) shall be entitled to receive notices of, and attend, speak and vote at, any general meetings of the Company. The holder of the CPS shall have one vote for every ordinary share into which the number of CPS it holds is convertible to.

Upon any declaration of dividends, the CPS shall receive, out of funds legally available, dividends at the rate of 8% of the issue price paid for the subscription of the CPS prior to and in preference to any declaration or payment of any dividend to holders of ordinary shares.

Prior to any initial public offering (“IPO”), the holders of the CPS may, but shall not be obliged tom convert all or some only of the CPS into ordinary shares by delivering to the Company a notice in writing of its intention. The holder of the CPS shall not be required to make any payment to the Company for the conversion of the CPS to ordinary shares. The CPS shall automatically convert into ordinary shares upon IPO.

The CPS will only be redeemable, upon the Company choosing to provide redemption in the event of a default by or liquidation of the Company.

In the event of liquidation (as defined in the investment agreement), the net proceeds from the liquidation event shall be distributed in the following manner:

•        Firstly, the holders of CPS shall receive an amount equal to the amount paid by the holders of CPS for the subscription of the relevant CPS plus all declared or accrued but unpaid dividends.

•        Thereafter, the remaining balance shall be distributed to the holders of CPS and ordinary shares on a pro rata basis.

In the event of default, each of the holders of the CPS may give notice to the Company to require the Company to buy-back or redeem all or part of the CPS held by it.

8. STOCK INCENTIVE PLANS

Employee share option plan (Equity-settled) (“ESOP Plan”)

The Company has granted share options to employees under its Employee Share Option Scheme known as the “The Employee Share Option Plan of Horizon Quantum Computing Pte Ltd (“ESOP”)”. A total of 793,750 and 1,047,900 options were issued on March 1, 2022 and February 1, 2025 respectively, comprising 687,500 options exercisable at S$0.46 per share, 231,250 options exercisable at US$0.80 per share and 922,900 options exercisable at US$7.00 per share.

The vesting conditions for these options are generally structured to occur up to 4 years from the date of grant. Once vested, the options may be exercised at any time up to the maturity date, which is 10 years from the date of grant.

In the event an employee ceases employment with the Company, the treatment of the options depends on the circumstances of departure. If employment is terminated for Cause, all vested and unvested options will be cancelled, and the Company retains the right to repurchase any shares acquired through the exercise of options at the original exercise price. If employment ends for any other reason, unvested options will be cancelled immediately, and vested options must be exercised within the period specified in the Rules; otherwise, they will lapse.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

8. STOCK INCENTIVE PLANS (cont.)

The Company has classified the share options as equity-settled share-based payments at fair value. The following table summarizes stock option activities for the six months ended June 30, 2025:

	Outstanding Options	Weighted Average Exercise Price per Share
		SGD	USD
Outstanding December 31, 2023	793,750	0.64	0.50
Granted	—	—
Forfeited	(23,440)	1.09
Outstanding December 31, 2024	770,310	0.63	0.50
Granted	1,047,900	8.43
Forfeited	(16,500)	9.51
Outstanding June 30, 2025	1,801,710	5.09	4.00

Weighted average remaining life (Years)	8.3
Options vested and exercisable at June 30, 2025	1,801,710	5.09	4.00

The fair value of options granted, determined using the Binomial Valuation Model taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used:

	2022	2025
Dividend yield (%)	0%	0%
Expected volatility (%)	39.59%	100.00%
Risk-free interest rate (%)	2.29%	2.84%
Expected life of options (years)	10	10

9. NET LOSS PER SHARE

Basic and diluted earnings (loss) per share are computed using the two-class method, which is an earnings allocation method that determines earnings (loss) per share for common shares and participating securities. The participating securities consist of the Company’s Preference Shareholders by the weighted-average number of shares of Seed Preference, Seed Plus Preference and Series A Preference. The undistributed earnings are allocated between common shares and participating securities as if all earnings had been distributed during the period. In periods of loss, no allocation is made to the Preference shares and diluted net loss per share is the same as basic net loss per share because common stock equivalents are excluded as their inclusion would be antidilutive.

The Company calculated net income/(loss) per share using the treasury stock method. The table below sets for the computation of basic and diluted net income/(loss) per share for the period presented below.

	For the Six Months Ended June 30,
	2024	2025	2025
	SGD	SGD	USD
Net income (loss)	(2,996,335)	(10,264,184)	(8,069,961)
Basic and diluted weighted average common shares outstanding	16,023,350	16,023,350	16,023,350
Basic and diluted net income (loss) per share	(0.19)	(0.64)	(0.50)

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

9. NET LOSS PER SHARE (cont.)

The following outstanding balances of common share equivalent securities have been excluded from the calculation of diluted weighted average common shares outstanding and diluted net loss per share for the six months ended June 30, 2025 and 2024 because the effect of including them would have been antidilutive.

	June 30, 2025	June 30, 2024
ESOP Pool	2,996,875	2,996,875
	19,020,225	19,020,225

10. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may become involved in various lawsuits and legal proceedings. While the ultimate results of these matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the financial position or results of operations of the Company.

11. SEGMENTATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker (“CODM”) has been identified as the CEO, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.

The CODM assesses the performance of and decides how to allocate resources for the one segment based on consolidated net loss. Further, EBITDA (earnings before interest taxes, depreciation and amortization), which is not presented on the face of the Company’s Consolidated Statements of Operations, is used to assist with the measurement of segment performance and allocate resources. The CODM also uses net loss and adjusted EBITDA, to decide the level of investment in various operating activities and other capital allocation activities.

The measure of segment assets is reported on the Company’s Consolidated Balance Sheets as Total Assets.

The following table presents the Company’s segment results for the six months ended June 30, 2025 and 2024:

	For the Six Months Ended June 30,
	2024	2025	2025
	SGD	SGD	USD
Operating Expenses:
Research and development	1,489,897	5,885,378	4,627,233
Selling and marketing	370,609	784,802	617,031
General and administrative	1,291,976	2,835,474	2,229,321
Depreciation and amortization	280,802	462,608	363,714
Total operating expenses	3,433,284	9,968,262	7,837,299

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

12. SUBSEQUENT EVENTS

The Company evaluated subsequent events from June 30, 2025, the date of these financial statements, through the date on which the financial statements were issued (the “Issuance Date”), for events requiring recording or disclosure in the financial statements as of and for the six months ended June 30, 2025. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements, except as described below.

In July 2025 and October 2025, the Company entered into Simple Agreement for Future Equity (“SAFE”) notes for US$3,000,000 and US$1,000,000 respectively (“Purchase Amount”). The Purchase Amount is comprised of (i) a secondary component, equal to 16% of the Purchase Amount (the “Secondary Component”), and a primary component, equal to 84% of the Purchase Amount (the “Primary Component”). The Company may use the Secondary Component to (i) meet the Company’s working capital requirements, and/or (ii) buy back and cancel Shares and/or cancel allocated and vested Options. The Company will use the Primary Component to meet the Company’s working capital requirements, or for any other purpose approved in accordance with the agreement.

On September 9, 2025, dMY Squared Technology Group, Inc., a Massachusetts corporation (“dMY”), Rose Holdco Pte. Ltd., a Singapore private company limited by shares (“Holdco”), Rose Acquisition Pte. Ltd., a Singapore private company limited by shares and wholly-owned subsidiary of Holdco (“Merger Sub 1”), Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”), and the Company, entered into a Business Combination Agreement. The consummation of the Business Combination will result in dMY’s and the Company’s securityholders becoming securityholders of Holdco, which will become a public company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of
HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY

Opinion on the Consolidated Financial Statements

We have audited the accompanying Consolidated Balance Sheets of Horizon Quantum Computing Pte. Ltd. and its subsidiary (the “Group”) as of December 31, 2024 and 2023, and the related Consolidated Statements of Operations and Comprehensive Loss, Consolidated Statements of Stockholders’ Equity and Consolidated Statements of Cash Flows for each of the two years in the period ended December 31, 2024 and 2023 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the two years in the period ended December 2024 and 2023 in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Substantial Doubt about the Company’s Ability to Continue as Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in note 2 to the consolidated financial statements, the Group are pre-revenue, and its business model requires significant ongoing expenditure to operate the group till revenue streams supporting the business are established and the uncertainty about the availability of future financing raise substantial doubt about the Group’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty.

Basis for opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.

As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Group’s auditor since 2025.

PKF Littlejohn LLP

PCAOB Registration Number 2814

London, England

October 21, 2025

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2024	December 31, 2024
	SGD	SGD	USD
ASSETS
Cash and cash equivalents	16,512,011	6,624,506	4,848,855
Receivables, net	—	150,000	109,794
Prepaid and other current assets	521,400	1,242,134	909,189
Total current assets	17,033,411	8,016,640	5,867,838

Property and equipment, net	560,254	3,019,348	2,210,034
Construction in process	254,672	—	—
Intangible assets, net	39,604	34,353	25,145
Right-of-use assets	23,499	735,067	538,038
Security deposits	44,186	95,096	69,606
TOTAL ASSETS	17,955,626	11,900,504	8,710,661

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Other payables	198,178	702,609	514,280
Operating lease liabilities	27,260	356,611	261,024
Total current liabilities	225,438	1,059,220	775,304

Operating lease liabilities, non-current	—	452,014	330,855
TOTAL LIABILITIES	225,438	1,511,234	1,106,159

STOCKHOLDERS’ EQUITY
Seed Preferred Shares, 2,500,000 authorized; 2,500,000 issued and outstanding as of December 31, 2024 and 2023	1,150,000	1,150,000	841,751
Seed Plus Preferred Shares, 2,936,828 authorized; 2,936,828 issued and outstanding as of December 31, 2024 and 2023	3,349,184	3,349,184	2,451,460
Series A Preferred Shares, 2,586,522 authorized; 2,586,522 issued and outstanding as of December 31, 2024 and 2023	24,362,849	24,362,849	17,832,564
Ordinary Shares, 8,000,000 authorized; 8,000,000 issued and outstanding as of December 31, 2024 and 2023	5,000	5,000	3,660
Share-based payment reserve	2,852,525	3,011,966	2,204,630
Retained Earnings	(13,996,968)	(21,480,142)	(15,722,546)
Accumulated other comprehensive (loss) income	7,598	(9,587)	(7,017)
TOTAL STOCKHOLDERS’EQUITY	17,730,188	10,389,270	7,604,502
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	17,955,626	11,900,504	8,710,661

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	December 31,
	2023	2024	2024
	SGD	SGD	USD
Revenue	50,000	360,000	263,505

Operating Expenses:
Research and development	2,239,460	3,458,218	2,531,268
Selling and marketing	732,804	986,566	722,124
General and administrative	1,821,990	2,911,370	2,130,999
Depreciation and amortization	264,414	855,249	626,006
Total operating expenses	5,058,668	8,211,403	6,010,397
Loss from operations	(5,008,668)	(7,851,403)	(5,746,892)

Other income and (expense):
Interest expense	(2,339)	(49,457)	(36,200)
Other income	1,527	124,085	90,825
Foreign exchange (loss) gain	(166,037)	293,601	214,903
Income tax expense	—	—	—
Net loss	(5,175,517)	(7,483,174)	(5,477,364)

Basic and diluted weighted average shares outstanding, Ordinary and Preferred shares combined
– Basic and diluted	16,023,350	16,023,350	16,023,350
Basic and net (loss) income per Ordinary and Preferred shares combined
– Basic and diluted	(0.32)	(0.47)	(0.34)

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	December 31,
	2023	2024	2024
	SGD	SGD	USD
Net loss	(5,175,517)	(7,483,174)	(5,477,364)
Other comprehensive loss:
Foreign currency translation adjustment	7,598	(17,185)	(12,579)
Comprehensive loss	(5,167,919)	(7,500,359)	(5,489,943)

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Seed Preference Shares		Seed Plus Preference Shares		Series A Preference Shares		Ordinary Shares		Shared Based Payment Reserve	Other Comprehensive income	Accumulated deficit	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
		SGD		SGD		SGD		SGD	SGD	SGD	SGD	SGD
As at January 1, 2023	2,500,000	1,150,000	2,936,828	3,349,184	1,872,013	17,723,327	8,000,000	5,000	2,532,305	—	(8,821,451)	15,938,365
Issuance of share capital	—	—	—	—	714,509	6,639,522	—	—	—	—	—	6,639,522
Shared-based payment reserve	—	—	—	—	—	—	—	—	320,220	—	—	320,220
Translation adjustment	—	—	—	—	—	—	—	—	—	7,598	—	7,598
Loss for the year, representing total comprehensive income for the year	—	—	—	—	—	—	—	—	—	—	(5,175,517)	(5,175,517)
Balance at December 31, 2023	2,500,000	1,150,000	2,936,828	3,349,184	2,586,522	24,362,849	8,000,000	5,000	2,852,525	7,598	(13,996,968)	17,730,188
Translation adjustment	—	—	—	—	—	—	—	—	—	(17,185)	—	(17,185)
Shared-based payment reserve	—	—	—	—	—	—	—	—	159,441	—	—	159,441
Loss for the year, representing total comprehensive income for the year	—	—	—	—	—	—	—	—	—	—	(7,483,174)	(7,483,174)
Balance at December 31, 2024	2,500,000	1,150,000	2,936,828	3,349,184	2,586,522	24,362,849	8,000,000	5,000	3,011,966	(9,587)	(21,480,142)	10,389,270
Balance at December 31, 2024 (USD)	2,500,000	841,751	2,936,828	2,451,460	2,586,522	17,832,564	8,000,000	3,660	2,204,630	(7,017)	(15,722,546)	7,604,502

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	For the year ended December 31,
	2023	2024	2024
	SGD	SGD	USD
Cash flows from operating activities
Loss for the year	(5,175,517)	(7,483,174)	(5,477,364)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation	258,741	849,482	621,785
Stock based compensation	320,220	159,441	116,704
Unrealized foreign currency transaction (gain)/loss	169,893	(257,154)	(188,226)
Amortization	5,673	5,687	4,163
Changes in operating assets and liabilities:			—
Accounts receivable	—	(150,000)	(109,794)
Accounts payable	(109,879)	504,431	369,222
Lease liability	(159,670)	(286,175)	(209,468)
Prepaid expenses and other receivables	(168,178)	(771,643)	(564,810)
Net cash used in operating activities	(4,858,717)	(7,429,105)	(5,437,788)
Cash flows from investing activities
Purchase of property and equipment	(585,472)	(2,733,466)	(2,000,780)
Purchase of intangible assets and trademarks	—	(436)	(319)
Net cash used in investing activities	(585,472)	(2,733,902)	(2,001,099)
Cash flows from financing activities
Proceeds from issuance of preference shares	6,639,522	—	—
Net cash provided by financing activities	6,639,522	—	—
Effect of exchange rate changes on cash	(162,295)	275,502	201,656
Net (decrease) increase in cash and cash equivalents	1,033,038	(9,887,505)	(7,237,231)
Cash and cash equivalents at beginning of year	15,478,973	16,512,011	12,086,086
Cash and cash equivalents at end of year	16,512,011	6,624,506	4,848,855
Supplemental cash flow information
Interest paid	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

1. DESCRIPTION OF BUSINESS

Horizon Quantum Computing Pte. Ltd. (the “Company”) is incorporated in the Republic of Singapore. The Company focuses on developing software tools that simplify and accelerate the creation of applications for quantum computers and also provide quantum computing services on an individual basis. The Company’s flagship product, Triple Alpha, is a web-based integrated development environment (IDE) that allows developers to write quantum software using familiar classical programming languages. The Software enables software developers without prior quantum experience to harness the power of quantum computing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The Company’s consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Horizon Quantum Computing (Ireland) Limited. All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation and Significant Accounting Policies

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding annual financial reporting. Any reference in these notes to applicable accounting guidance is meant to refer to the authoritative U.S. GAAP included in the Accounting Standards Codification (“ASC”), and Accounting Standards Update (“ASU”) issued by the Financial Accounting Standards Board (“FASB”).

Use of Estimates

Management of the Company is required to make certain estimates, judgments, and assumptions during the preparation of its consolidated financial statements in accordance with U.S. GAAP. The Company believes that these estimates, judgments and assumptions are reasonable under the circumstances. These estimates, judgments, and assumptions impact the reported amounts of assets, liabilities, revenue, and expenses. Actual results could differ from these estimates. Changes in such estimates could affect amounts reported in future periods. On an ongoing basis, the Company evaluates its estimates and judgments including those related to the useful lives and recoverability of property and equipment and definite-lived intangible assets; the carrying value of accounts receivable, including the determination of the allowance for credit losses; the incremental borrowing rate for the Company’s leases; and the valuation of stock-based compensation, among others.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of operations, consolidated statements of comprehensive loss, consolidated statements of changes in stockholders’ equity, consolidated statements of cash flows and notes to the consolidated financial statements from SGD into USD as of December 31, 2024 are solely for the convenience of the readers and are calculated at the rate of SGD1.00 = USD0.7320, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. No representation is made that the SGD amounts could have been, or could be, converted, realized or settled into USD at such rate, or at any other rate.

Emerging Growth Company Status

The Company is an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Cash and Cash Equivalents

Cash balances are held in Singaporean and European banks. The Company maintains its cash balances in highly rated financial institutions. At times, cash balances may exceed federally insurable limits.

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value. These typically include treasury bills, money market funds, and other short-term instruments with original maturities of three months or less.

Restricted Cash

The Company is not subject to any contractual agreement that contains restrictions on the Company’s use or withdrawal of its cash or cash equivalents.

Revenue Recognition

Revenue from sale of services in the ordinary course of business is recognized when the Company satisfies a performance obligation (PO) by transferring control of a promised service to the customer.

The amount of revenue recognized is the amount of the transaction price allocated to the satisfied PO.

The transaction price is allocated to each PO in the contract on the basis of the relative stand- alone selling prices of the promised services. The individual standalone selling price of a service that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to services with observable stand-alone selling prices. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those POs.

The transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised services. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue may be recognized at a point in time or over time following the timing of satisfaction of the PO. If a PO is satisfied over time, revenue is recognized based on the percentage of completion reflecting the progress towards complete satisfaction of that PO.

The following table provides information about the nature and timing of the satisfaction of performance obligations in contract with customers, including significant payment terms, and the related revenue recognition policies:

Rendering of services

Nature of services	The Company provides research and development services on quantum algorithms.
When revenue is recognized	Revenue is recognized when services are delivered to the customer and all criteria for acceptance have been satisfied.
Significant payment terms	30 days credit terms

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts Receivable

Trade accounts receivable are recognized and carried at billed amounts less an allowance for credit losses. The Company adopted the Current Expected Credit Losses (“CECL”) guidance effective January 1, 2023. The Company maintains the allowance for estimated losses resulting from the inability of the Company’s customers to make required payments. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations. The allowance for credit losses were not significant as of December 31, 2024 and 2023.

Property and Equipment, net

Property and equipment, net is stated at cost and depreciated on a straight-line basis of three to seven years for furniture and fixtures and computer equipment. Leasehold improvements are capitalized and amortized over the shorter of their useful lives or remaining lease term. Repair and maintenance costs are charged to operations in the periods incurred. Upon retirement or sale, costs and related accumulated depreciation or amortization are removed from the balance sheets and the resulting gain or loss is included in operating expense in the Company’s consolidated statements of operations and comprehensive loss.

Impairment of Long-Lived Assets

Long-lived assets with finite lives consist primarily of property and equipment, operating lease right-of-use assets, and intangible assets which are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Leases

Leases are accounted for under ASC 842. The Company determines if an arrangement is or contains a lease at inception. The Company’s operating lease arrangements are comprised of real estate and facility leases. Right of use assets represent the Company’s right to use the underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company’s leases do not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the measurement date in determining the present value of the lease payments. Right of use assets also exclude lease incentives.

Stock-Based Compensation

The Company accounts for stock-based compensation expense in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”). The Company measures and recognizes compensation expense for all stock-based awards based on estimated fair values on the date of the grant, recognized over the requisite service period. For awards that vest solely based on a service condition, the Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period. The Company accounts for forfeitures in the period in which they occur.

Income and Other Expenses, Operating Income / Losses

Income and other expenses are recognized on an accrual basis when it is probable that economic benefits will flow to or from the Company and the amounts can be reliably measured. Other income may include interest income, foreign exchange gains, and miscellaneous non-operating income.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Operating income or losses represent the profit or loss from the Company’s core business operations, excluding finance costs, taxation, and other non-operating items. It is a key performance measure used by management to assess the results of operations.

Foreign Operations and Foreign Currency Translation

The currency of the primary economic environment in which the operations of the Company are conducted is the Singapore Dollar (“SGD”). The Company uses SGD as their functional currency. The results of the Company’s non-Singaporean subsidiary, whose functional currency are the local currencies of the economic environment in which they operate, are translated into SGD in accordance with U.S. GAAP.

Assets and liabilities are translated at year-end exchange rates, while revenues and expenses are translated at average exchange rates during the year. Differences resulting from translation are presented in equity as accumulated other comprehensive loss. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Foreign currency transaction (gain) loss, mainly related to intercompany transactions, is included in the consolidated statements of operations. For the years ended December 31, 2024 and 2023, there was a loss of S$17,185 (US$12,579) and gain of S$7,598 (US$5,561), respectively.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting estimates are those estimates made in accordance with GAAP that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the company. In accounting for stock-based compensation, the use of valuation methods for awards granted when the Company’s ordinary shares are not publicly traded, the use of estimates in option valuation model inputs such as expected volatility, term of options, risk-free interest rate are subjective and the change in these assumptions can materially affect the amount of stock-based compensation expense recognized in the consolidated financial statements.

Fair Value Measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis in accordance with ASC 820, Fair Value Measurement. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company applies a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.
Level 2	—

Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active, and inputs other than quoted prices that are observable or corroborated by observable market data.

Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

When available, the Company uses quoted market prices to determine fair value and classifies such items within Level 1. If quoted market prices are not available, the Company uses valuation techniques consistent with the market approach, income approach, or cost approach. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and other receivables, accounts payable and accrued liabilities. The Company does not utilize derivative instruments or investments and does not have any outstanding debt as of the date of the consolidated financial statements. The carrying amounts of cash and cash equivalents are at cost which approximates fair value due to the high liquidity of these instruments. Accounts receivable and other receivables are recorded at amortized cost, net of any allowance for doubtful accounts. The Company evaluates the collectability of receivables and records an allowance for expected credit losses when necessary. Accounts payable and accrued liabilities are recorded at cost and approximate fair value due to their short-term nature.

Basic and Diluted Net Loss Per Share

Basic net loss per share is calculated by dividing net loss attributable to Seed Preference, Seed Plus Preference, Series A Preference, and Ordinary Shareholders by the weighted-average number of shares of Seed Preference, Seed Plus Preference, Series A Preference, and Ordinary shares outstanding during the year. Diluted net loss per share is based upon the diluted weighted-average number of shares outstanding during the year. Diluted net loss per share gives effect to all potentially dilutive common share equivalents, including preferred stock and stock options, to the extent they are dilutive. See to Note 10 — Net Loss Per Share.

Comprehensive Loss

Comprehensive loss consists of two components, net loss and other comprehensive income (loss), net. Other comprehensive income (loss), net is defined as revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of stockholders’ deficit but are excluded from net loss. The Company’s other comprehensive loss consists of foreign currency translation adjustments that result from the consolidation of its foreign subsidiaries and is reported net of tax effects.

Concentration of Risks

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents, and accounts receivable. The Company maintains its cash with major financial institutions in Singapore, which are regulated by the Monetary Authority of Singapore (“MAS”). While these balances may exceed the amounts insured under the Singapore Deposit Insurance Scheme (“SDIC”), the Company has not experienced any losses.

Segments

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance therefore there is only on reportable segment.

Accounting Pronouncements Recently Adopted

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”. This ASU includes amendments that expand the existing reportable segment disclosure requirements and requires disclosure of (i) significant expense categories and amounts by reportable segment as well as the segment’s profit or loss measure(s) that are regularly provided to the chief operating decision maker (the “CODM”) to allocate resources and assess performance; (ii) how the CODM uses each reported segment profit or loss measure to allocate resources and assess performance; (iii) the nature of other segment balances contributing to reported segment profit or loss that are not captured within segment revenues or expenses; and (iv) the title and position of the individual or name of the group or committee identified as the CODM. We adopted the ASU on January 1, 2024, and the adoption did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as reconciling items that meet a quantitative threshold. Further, the ASU requires additional disclosures on income tax expense and taxes paid, net of refunds received, by jurisdiction. The new standard is effective for annual periods beginning after December 15, 2024 on a prospective basis with the option to apply it retrospectively. Early adoption is permitted. The adoption of this guidance will result in the Company being required to include enhanced income tax related disclosures. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40):Disaggregation of Income Statement Expenses” (“ASU 2024-03”). The standard requires additional disclosure of certain costs and expenses within the notes to the financial statements. The provisions of the standard are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. This accounting standards update may be applied either prospectively or retrospectively. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

Liquidity and Going Concern

The accompanying financial statements have been prepared using the going concern basis of accounting, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred net losses of S$7.5 million (US$5.5 million) and S$5.2 million (US$3.8 million) during the year ended December 31, 2024 and 2023, respectively, and has an accumulated deficit of S$21.5 million (US$15.7 million) as of December 31, 2024. Expenses are expected to increase in the forthcoming year and cash flows of the Company may not be able to sustain the expansion required. The continuation of the Company as a going concern through the next twelve months is dependent upon the continued financial support from investors or by taking on additional debt.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s future capital requirements will depend on many factors including the Company’s revenue growth rate, the timing and extent of spending to support further sales and marketing and research and development efforts. In order to finance these opportunities, the Company may need to raise additional financing. While there can be no assurances, the Company may need to pursue issuances of additional equity raises and debt rounds of financing. If additional financing is required from outside sources, the Company may not be able to raise it on terms acceptable to the Company or at all. If the Company is unable to raise additional capital when desired, the Company’s business, results of operations and financial condition would be materially and adversely affected.

The primary objective of the Company’s capital management is to ensure that it maintains sound capital position in order to support its business and maximize shareholder’s value. The Company has entered a business combination agreement with a special-purpose acquisition company (SPAC) and closing is subject to regulatory approvals and shareholder votes. If successful, the merger would provide access to public markets and additional capital for growth. If successful, the merger would provide access to public markets and additional capital for growth.

These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and liabilities that may result in the Company not being able to continue as a going concern.

3. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	December 31, 2023	December 31, 2024	December 31, 2024
	SGD	SGD	USD
Computer equipment	776,996	895,674	655,595
Furniture and fittings	5,598	5,598	4,097
Leasehold Improvements	—	1,133,740	829,849
Quantum Computing Equipment	—	1,735,720	1,270,473
Total property and equipment gross	782,594	3,770,732	2,760,014
Less – Accumulated depreciation	(222,340)	(751,384)	(549,980)
Total property and equipment net	560,254	3,019,348	2,210,034

Total depreciation expense for the years ended December 31, 2024 and 2023, totalled S$849,482 (US$621,685) and S$258,741 (US$189,387), respectively.

4. CONSTRUCTION IN PROCESS

Construction in progress consists of the following:

	December 31, 2023	December 31, 2024	December 31, 2024
	SGD	SGD	USD
Renovation works	254,672	—	—

Renovation works for year ended December 31, 2023 was subsequently reclassified to leasehold improvements once construction was complete.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

5. INTANGIBLE ASSETS, NET

Intangible assets consist of the following:

	Patents and trademarks	Accumulated Amortization	Net Intangible Assets
	SGD	SGD	SGD
Balance, January 1, 2023	56,730	(11,452)	45,277
Additions	—	(5,673)	(5,673)
Balance, December 31, 2023	56,730	(17,125)	39,604
Additions	436	(5,688)	(5,251)
Balance, December 31, 2024	57,166	(22,813)	34,353
Balance, December 31, 2024 (USD)	41,843	(16,698)	25,145

Intangible asset amortization expense, for the years ended December 31, 2024 and 2023 totalled approximately S$5,687 (US$4,163) and S$5,673 (US$4,152), respectively.

Future estimated amortization expense for the Company’s intangible assets is approximately as follows:

Future estimated amortization as of December 31, 2024	SGD	USD
2025	5,716	4,184
2026	5,716	4,184
2027	5,716	4,184
2028	5,716	4,184
2029	5,716	4,184
Thereafter	5,773	4,225
	34,353	25,145

6. ACCOUNTS PAYABLE AND OTHER PAYABLES

Accounts payable and other payables consist of the following:

	December 31, 2023	December 31, 2024	December 31, 2024
	SGD	SGD	USD
Equipment purchase	—	465,645	340,832
Outsourced services and consulting expenses	40,907	75,660	55,380
Audit fees	79,996	92,652	67,817
Accrued facilities restoration costs	31,934	31,934	23,374
Payroll and payroll related expenses	12,426	18,206	13,326
Legal expenses	3,726	2,309	1,690
Rent expenses	648	—	—
Other accrued expenses and current liabilities	28,542	16,203	11,861
Total accounts payable and other payables	198,178	702,609	514,280

7. Right-of-Use Assets and Lease Liabilities

Operating lease right-of-use assets and lease liabilities are recognized based on the net present value of remaining lease payments over the lease term. In calculating the present value, the Company uses its estimated incremental borrowing rate, determined based on available information as of the later of the lease commencement date, the lease modification date, or the date of adoption of ASC 842. The right-of-use asset also includes any initial direct costs and is adjusted for lease incentives received.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

7. Right-of-Use Assets and Lease Liabilities (cont.)

The right-of-use asset as of December 31, 2024 and 2023 are S$735,067 (US$538,038) and S$23,499 (US$17,200), respectively.

As of December 31, 2024, the maturities of the Company’s operating lease liabilities were as follows:

Year	TOTAL
	SGD	USD
2025	367,723	269,158
2026	377,884	276,595
2027	79,189	57,963
Total lease payments	824,796	603,716
Less: imputed interest	(16,171)	(11,836)
Present values of lease liabilities	808,625	591,880

Operating lease liabilities current	356,611	261,024
Operating lease liabilities noncurrent	452,014	330,855
	808,625	591,879

8. STOCKHOLDERS’ EQUITY

Ordinary shares

The holder of ordinary shares is entitled to receive dividends as declared from time to time and is entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

All issued shares are fully paid, with no par value.

Convertible preference shares

The holders of convertible preferences shares (“CPS”) shall be entitled to receive notices of, and attend, speak and vote at, any general meetings of the Company. The holder of the CPS shall have one vote for every ordinary share into which the number of CPS it holds is convertible to.

Upon any declaration of dividends, the CPS shall receive, out of funds legally available, dividends at the rate of 8% of the issue price paid for the subscription of the CPS prior to and in preference to any declaration or payment of any dividend to holders of ordinary shares.

Prior to any initial public offering (“IPO”), the holders of the CPS may, but shall not be obliged to convert all or some only of the CPS into ordinary shares by delivering to the Company a notice in writing of its intention. The holder of the CPS shall not be required to make any payment to the Company for the conversion of the CPS to ordinary shares. The CPS shall automatically convert into ordinary shares upon IPO.

The CPS will only be redeemable, upon the Company choosing to provide redemption in the event of a default by or liquidation of the Company.

In the event of liquidation (as defined in the investment agreement), the net proceeds from the liquidation event shall be distributed in the following manner:

•        Firstly, the holders of CPS shall receive an amount equal to the amount paid by the holders of CPS for the subscription of the relevant CPS plus all declared or accrued but unpaid dividends.

•        Thereafter, the remaining balance shall be distributed to the holders of CPS and ordinary shares on a pro rata basis.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

8. STOCKHOLDERS’ EQUITY (cont.)

In the event of default, each of the holders of the CPS may give notice to the Company to require the Company to buy-back or redeem all or part of the CPS held by it.

9. STOCK INCENTIVE PLANS

Employee share option plan (Equity-settled) (“ESOP Plan”)

In 2022, the Company granted share options to key employees under its Employee Share Option Scheme known as the “The Employee Share Option Plan of Horizon Quantum Computing Pte. Ltd. (“ESOP”)”. A total of 793,750 options were issued on March 1, 2022, comprising 562,500 options exercisable at S$0.46 per share and 231,250 options exercisable at USS$ 0.80 (equivalent to SGD 1.09) per share.

The vesting conditions for these options are structured such that 655,468 options were fully vested upon issuance, while the remaining 138,282 options are subject to a vesting schedule of 48 months from the grant date, vesting monthly on a pro-rata basis. Once vested, the options may be exercised at any time up to the maturity date, which is 10 years from the date of grant (March 1, 2032).

In the event an employee ceases employment with the Company, the treatment of the options depends on the circumstances of departure. If employment is terminated for Cause, all vested and unvested options will be cancelled, and the Company retains the right to repurchase any shares acquired through the exercise of options at the original exercise price. If employment ends for any other reason, unvested options will be cancelled immediately, and vested options must be exercised within the period specified in the Rules; otherwise, they will lapse.

The Company has classified the share options as equity-settled share-based payments at fair value. The following table summarizes stock option activities for the years ended December 31, 2024 and 2023:

	Outstanding Options	Weighted Average Exercise Price per Share
		SGD	USD
Outstanding December 31, 2022	793,750	0.64	0.47
Granted	—	—
Forfeited	—	—
Outstanding December 31, 2023	793,750	0.64	0.47
Granted	—	—
Forfeited	(23,440)	1.09
Outstanding December 31, 2024	770,310	0.63	0.46

Weighted average remaining life (Years)	7.2
Options vested and exercisable at December 31, 2024	770,310	0.63	0.46

The fair value of options granted on March 1, 2022, determined using the Binomial Valuation Model taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used:

Dividend yield (%)	0%
Expected volatility (%)	39.59%
Risk-free interest rate (%)	2.29%
Expected life of options (years)	10

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

10. NET LOSS PER SHARE

Basic and diluted earnings (loss) per share are computed using the two-class method, which is an earnings allocation method that determines earnings (loss) per share for common shares and participating securities. The participating securities consist of the Company’s Preference Shareholders by the weighted-average number of shares of Seed Preference, Seed Plus Preference and Series A Preference. The undistributed earnings are allocated between common shares and participating securities as if all earnings had been distributed during the period. In periods of loss, no allocation is made to the Preference shares and diluted net loss per share is the same as basic net loss per share because common stock equivalents are excluded as their inclusion would be antidilutive.

The Company calculated net income/(loss) per share using the treasury stock method. The table below sets for the computation of basic and diluted net income/(loss) per share for the period presented below.

	For the Year Ended December 31,
	2023	2024	2024
	SGD	SGD	USD
Net income (loss)	(5,175,517)	(7,483,174)	(5,477,364)
Basic and diluted weighted average common shares outstanding	16,023,350	16,023,350	16,023,350
Basic and diluted net income (loss) per share	(0.32)	(0.47)	(0.34)

The following outstanding balances of common share equivalent securities have been excluded from the calculation of diluted weighted average common shares outstanding and diluted net loss per share for the years ended December 31, 2024 and 2023 because the effect of including them would have been antidilutive.

	Years ended December 31,
	2024	2023
ESOP Pool	2,996,875	2,996,875
	19,020,225	19,020,225

11. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may become involved in various lawsuits and legal proceedings. While the ultimate results of these matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the financial position or results of operations of the Company.

12. SEGMENTATION

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise that engage in business activities from which it may recognize revenues and incur expenses, and for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker (“CODM”) has been identified as the CEO, who reviews the assets, operating results, and financial metrics for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment.

The CODM assesses the performance of and decides how to allocate resources for the one segment based on consolidated net loss. Further, EBITDA (earnings before interest taxes, depreciation and amortization), which is not presented on the face of the Company’s Consolidated Statements of Operations, is used to assist with the measurement of segment performance and allocate resources. The CODM also uses net loss and adjusted EBITDA, to decide the level of investment in various operating activities and other capital allocation activities.

HORIZON QUANTUM COMPUTING PTE. LTD. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

12. SEGMENTATION (cont.)

The measure of segment assets is reported on the Company’s Consolidated Balance Sheets as Total Assets.

The following table presents the Company’s segment results for the years ended December 31, 2024 and 2023:

	For the Year Ended December 31,
	2023	2024	2024
	SGD	SGD	USD
Operating Expenses:
Research and development	2,239,460	3,458,218	2,531,268
Selling and marketing	732,804	986,566	722,124
General and administrative	1,821,990	2,911,370	2,130,999
Depreciation and amortization	264,414	855,249	626,006
Total operating expenses	5,058,668	8,211,403	6,010,397

13. SUBSEQUENT EVENTS

The Company evaluated subsequent events from December 31, 2024, the date of these financial statements, through the date on which the financial statements were issued (the “Issuance Date”), for events requiring recording or disclosure in the financial statements as of and for the year ended December 31, 2024. The Company concluded that no events have occurred that would require recognition or disclosure in the financial statements, except as described below.

In July 2025 and October 2025, the Company entered into Simple Agreement for Future Equity (“SAFE”) notes for US$3,000,000 and US$1,000,000 respectively (“Purchase Amount”). The Purchase Amount is comprised of (i) a secondary component, equal to 16% of the Purchase Amount (the “Secondary Component”), and a primary component, equal to 84% of the Purchase Amount (the “Primary Component”). The Company may use the Secondary Component to (i) meet the Company’s working capital requirements, and/or (ii) buy back and cancel Shares and/or cancel allocated and vested Options. The Company will use the Primary Component to meet the Company’s working capital requirements, or for any other purpose approved in accordance with the agreement.

On September 9, 2025, dMY Squared Technology Group, Inc., a Massachusetts corporation (“dMY”), Rose Holdco Pte. Ltd., a Singapore private company limited by shares (“Holdco”), Rose Acquisition Pte. Ltd., a Singapore private company limited by shares and wholly-owned subsidiary of Holdco (“Merger Sub 1”), Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”), and the Company, entered into a Business Combination Agreement. The consummation of the Business Combination will result in dMY’s and the Company’s securityholders becoming securityholders of Holdco, which will become a public company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Rose Holdco Pte. Ltd.

Opinion on the Financial Statements

We have audited the accompanying Balance Sheets of Rose Holdco Pte. Ltd. as of August 31, 2025, and the related Statements of Operations and Comprehensive Loss, Statements of Stockholders’ Equity and Statements of Cash Flows for the period from August 26, 2025 to August 31, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of August 31, 2025 and the results of its operations and its cash flows for the period from August 26, 2025 to August 31, 2025, in conformity with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Substantial Doubt about the Company’s Ability to Continue as Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 2 to the financial statements, the Company are pre-revenue, and its business model requires ongoing expenditure to operate the Company till revenue streams supporting the business are established and the uncertainty about the availability of future financing raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.

As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2025.

PKF Littlejohn LLP
PCAOB Registration Number 2814
London, England
October 21, 2025

ROSE HOLDCO PTE. LTD.
BALANCE SHEET

	August 31, 2025
ASSETS
Current assets
Amounts due from a shareholder	S$	1
Total current assets		1
TOTAL ASSETS	S$	1

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Accrued expenses	S$	8,565
Total current liabilities		8,565
TOTAL LIABILITIES	S$	8,565

STOCKHOLDERS’ DEFICIT
Ordinary share, 1 authorized; 1 issued and outstanding as of Aug 31, 2025	S$	1
Accumulated deficit		(8,565)
TOTAL STOCKHOLDERS’ DEFICIT	S$	(8,564)
TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	S$	1

The accompanying notes are an integral part of these audited financial statements.

ROSE HOLDCO PTE. LTD.
STATEMENT OF OPERATIONS
FOR THE PERIOD AUGUST 26, 2025 (INCEPTION)
THROUGH AUGUST 31, 2025

	August 26 to August 31, 2025
Revenue	S$	—
Operating expenses:
Formation costs		8,565
Total operating expenses		8,565
Loss from operations	S$	(8,565)
Income tax expenses		—
Net loss	S$	(8,565)

Weighted average number of ordinary shares outstanding		1
Basic and diluted net loss per ordinary share	S$	(8,565)

The accompanying notes are an integral part of these audited financial statements.

Comprehensive income for the period is S$(8,565).

ROSE HOLDCO PTE. LTD.
STATEMENT OF STOCKHOLDERS’ DEFICIT
FOR THE PERIOD AUGUST 26, 2025 (INCEPTION) THROUGH AUGUST 31, 2025

	Ordinary Shares	Amount		Accumulated Deficit		Total Stockholders’ Deficit
Balance as of August 26, 2025 (inception)	—	S$	—	S$	—	S$	—
Issuance of ordinary shares	1		1		—		1
Net loss	—		—		(8,565)		(8,565)
Balance as of August 31, 2025	1	S$	1	S$	(8,565)	S$	(8,564)

The accompanying notes are an integral part of these audited financial statements.

ROSE HOLDCO PTE. LTD.
STATEMENT OF CASH FLOWS
FOR THE PERIOD AUGUST 26, 2025 (INCEPTION) THROUGH AUGUST 31, 2025

Cash flows from operating activities
Net loss	S$	(8,565)
Changes in operating assets and liabilities:
Amounts due from a shareholder		(1)
Accrued expenses		8,565
Net cash used in operating activities		(1)
Cash flows from financing activities
Proceeds from issuance of ordinary share		1
Net cash provided by financing activities		1

Net change in cash		—
Cash, beginning of period		—
Cash, end of period	S$	—

The accompanying notes are an integral part of these audited financial statements.

ROSE HOLDCO PTE. LTD.
NOTES TO THE FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Rose Holdco Pte. Ltd. (the “Company”) was incorporated in the Republic of Singapore on August 26, 2025. The company was formed for the purpose of effecting a merger between Horizon Quantum Computing Pte. Ltd. (“Horizon”), dMY Squared Technology Group, Inc. (“DMYY”) and certain other affiliated entities through a series of transactions (the “Business Combination”) and it has not conducted any activities other those incidental to its formation and the transactions contemplated by the business combination agreement. As a result of the Business Combination, Horizon and DMYY will each become a wholly-owned, direct or indirect subsidiary of the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are presented in Singapore dollars, denoted as S$, which is also the Company’s functional currency and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the accounting rules and regulations of the SEC. References to GAAP issued by the FASB in these accompanying notes to the financial statements are to the FASB Accounting Standards Codification (“ASC”).

Receivables

Receivables due from a shareholder are recognized when the Company has a contractual or legal right to receive cash or other consideration from a shareholder. They are classified as current assets on the statement of financial position based on the terms. Receivables are recognized at transaction value less allowance for credit losses. The Company adopted the Current Expected Credit Losses (“CECL”) guidance effective January 1, 2023. The Company maintains the allowance for estimated losses resulting from the inability of the Company’s customers to make required payments. The allowance represents the carrying value less estimated losses current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations. The allowance for credit losses were not significant as of August 31, 2025.

Accrued Expenses

Accrued expenses are recorded when the Company becomes obligated for the goods and services received. Accrued expenses represent liabilities for services that have been received or incurred as at balance sheet date but for which invoices have not been received. The amounts recorded at invoiced or estimated settlement amounts are classified as current liabilities when due within one year. The Company recognized accrued expenses in connection with its formation and organization. Formation costs primarily consists of legal, regulatory and professional fees related to the incorporation and establishment of the Company.

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate is the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

ROSE HOLDCO PTE. LTD.
Notes to the Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Segment Information

ASC 280, “Segment Reporting” (“ASC 280”), defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company operates as a single operating segment. The Company’s CODM is the President, who has ultimate responsibility for the operating performance of the Company and the allocation of resources. The CODM uses cash flows as the primary measure to manage the business and does not segment the business for internal reporting or decision making.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution and notes receivables. Cash accounts in a financial institution may at times exceed the Federal Depository Insurance Corporation limit. There was no cash and cash equivalent balance as at August 31, 2025.

Recent Accounting Pronouncements Not Yet Adopted

The Company has evaluated recently issued accounting pronouncements and has determined that none are expected to have a material impact on its financial statements. The Company will adopt new standards on their respective effective dates.

Fair Value Measurement

The Company’s assets consist of receivables due from a shareholder while liabilities consist of payables that qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosure”. The receivables and payables approximate fair value because of the short-term nature of the instrument.

Liquidity and Going Concern

For the period from August 26, 2025 (inception) through August 31, 2025, the Company has not generated revenue and reported a net loss of S$8,565. As of August 31, 2025, the Company had an aggregate cash of $-0- and a net working capital deficit of S$8,565.

The Company assesses its liquidity in terms of its ability to generate adequate amounts of cash to meet current and future needs. Its expected primary uses of cash on a short and long-term basis are for working capital requirements, business acquisitions and other liquidity needs. The Company’s management expects that future operating losses and negative operating cash flows may increase from historical levels because of additional costs and expenses related to the business operations and the development of market and strategic relationships with other businesses.

The Company’s future capital requirements will depend on many factors, including the Company’s timing of the consummation of the Business Combination. In order to finance these opportunities, the Company will need to raise additional financing. While there can be no assurances, the Company intends to raise such capital through issuances of additional common units. If additional financing is required from outside sources, the Company may not be able to raise such capital on terms acceptable to the Company or at all. If the Company is unable to raise additional capital when desired, the Company’s business, results of operations and financial condition would be materially and adversely affected.

As a result of the above, in connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern, management has determined that the Company’s liquidity condition raises substantial doubt about the Company’s ability to continue as a going concern through twelve months from the date these financial statements are available to be issued.

ROSE HOLDCO PTE. LTD.
Notes to the Financial Statements

3. RELATED PARTY TRANSACTIONS

Due from Shareholder

As of August 31, 2025, the Company had an amount receivable from a shareholder of S$1, which is presented as current assets on the accompanying balance sheet. The receivable is non-interest-bearing and due on demand.

4. STOCKHOLDERS’ EQUITY

Ordinary Shares

As of August 31, 2025, the authorized share capital of the Company consists of 1 ordinary share with a total share value of S$1. The holder of ordinary share is entitled to receive dividends as declared from time to time and is entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

5. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may become involved in various lawsuits and legal proceedings. While the ultimate results of these matters cannot be predicted with certainty, management does not expect them to have a material adverse effect on the financial position or results of operations of the Company.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of the financial statements and does not identify any subsequent events with material financial impact on the Company’s financial statements.

Annex A

BUSINESS COMBINATION AGREEMENT

by and among

dmy squared technology group, inc.,

horizon quantum computing pte. ltd.,

ROSE ACQUISITION PTE. LTD.,

horizon MERGER SUB 2, Inc.

AND

ROSE HOLDCO PTE. LTD.

Dated as of September 9, 2025

Annex A-i

Annex A-ii

SCHEDULES AND EXHIBITS

Schedules
Company Disclosure Schedule
SPAC Disclosure Schedule
Schedule 1.1

Exhibits
Exhibit A	Form of Holdco A&R Constitution	A-80
Exhibit B	Sponsor Support Agreement	A-81
Exhibit C	Form of Company Support Agreement	A-82
Exhibit D	Form of Lock-Up Agreement	A-83
Exhibit E	Form of Registration Rights Agreement	A-84
Exhibit F	Form of Warrant Assumption Agreement	A-85
Exhibit G	Form of Sponsor Indemnification Agreement	A-86

Annex A-iii

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”), dated as of September 9, 2025, is entered into by and among dMY Squared Technology Group, Inc., a Massachusetts corporation (the “SPAC”), Rose Holdco Pte. Ltd. (Company Registration No.: 202537774K), a Singapore private company limited by shares (“Holdco”), Rose Acquisition Pte. Ltd. (Company Registration No.: 202537790M), a Singapore private company limited by shares and wholly-owned subsidiary of Holdco (“Merger Sub 1”), Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”), and Horizon Quantum Computing Pte. Ltd. (Company Registration No.: 201802755E), a Singapore private company limited by shares (the “Company”). Each of the SPAC, Holdco, the Merger Subs, and the Company are herein referred to individually as a “Party” and, collectively, as the “Parties.”

RECITALS

WHEREAS, (a) the Company, together with its Subsidiaries, is in the business of developing operating systems software and software development tools for quantum computing and related services (the “Business”), (b) the SPAC is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”), (c) Holdco is a newly formed company that was formed for the purpose of consummating the Transactions, and (d) each of Merger Sub 1 and Merger Sub 2 is a newly formed, wholly-owned, direct subsidiary of Holdco that was formed for the purposes of consummating the Transactions;

WHEREAS, prior to the Amalgamation Effective Time, subject to the terms and conditions of this Agreement and in accordance with the Singapore Companies Act, Holdco shall be converted from a Singapore private company to a Singapore public company and, in connection therewith, will adopt an amended and restated constitution in the form attached hereto as Exhibit A (the “Holdco A&R Constitution”), which will be the constitution of Holdco until thereafter amended in accordance with its terms and the Singapore Companies Act, and which will, among other things, change the name of Holdco to “Horizon Quantum Holdings Ltd.” and provide for a dual class share structure wherein Holdco’s ordinary shares will consist of (i) Holdco Class A Ordinary Shares, entitling the holders thereof to one (1) vote per share on all matters on which the Holdco Ordinary Shares are entitled to vote, and (ii) Holdco Class B Ordinary Shares, which will have economic rights (including dividend and liquidation rights) identical to those of the Holdco Class A Ordinary Shares but the holders thereof will be entitled to three (3) votes per share on all matters on which the Holdco Ordinary Shares are entitled to vote, subject to the terms set forth in the Holdco A&R Constitution;

WHEREAS, subject to the terms and conditions of this Agreement and in accordance with the Singapore Companies Act, on the Closing Date, at the Amalgamation Effective Time, Merger Sub 1 and the Company will amalgamate in accordance with Section 215A of the Singapore Companies Act and continue as one company (the “Amalgamation”), with the Company surviving the Amalgamation as the amalgamated company and as a wholly-owned Subsidiary of Holdco, and each issued and outstanding share of each class of Company Shares will be automatically cancelled and converted into, and shall, as of the Amalgamation Effective Time, represent the right of each shareholder of the Company as of the Amalgamation Effective Time to receive with respect to such cancelled Company Share their respective proportion of the Aggregate Amalgamation Consideration, being such number of Holdco Ordinary Shares equal to the Exchange Ratio, in each case, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the Closing Date, following the Amalgamation and immediately prior to the SPAC Merger Effective Time, each issued and outstanding share of SPAC Class B Common Stock will be automatically converted into shares of SPAC Class A Common Stock, on a one-for-one basis, in accordance with the terms of the SPAC Organizational Documents and the Sponsor Support Agreement (the “SPAC Class B Conversion”), and the SPAC will take all such actions as are necessary to effect the SPAC Class B Conversion;

WHEREAS, on the Closing Date, following the Amalgamation and immediately prior to the SPAC Merger Effective Time, to the extent any SPAC Units remain outstanding and unseparated, the SPAC Class A Common Stock and SPAC Public Warrants comprising each such issued and outstanding SPAC Unit shall be automatically separated (the “SPAC Unit Separation”) and the holder of each SPAC Unit shall be deemed to hold one (1) share of SPAC Class A Common Stock and one-half (1/2) of one SPAC Public Warrant, and immediately following the SPAC Unit Separation, all SPAC Units shall automatically be cancelled and shall cease to exist, and the holders of SPAC Units immediately prior to the SPAC Unit Separation shall cease to have any rights with respect to such SPAC Units except as provided herein;

Annex A-1

WHEREAS, subject to the terms and conditions of this Agreement and in accordance with Massachusetts Business Corporation Act (the “MBCA”), on the Closing Date, immediately following the SPAC Class B Conversion and SPAC Unit Separation, at the SPAC Merger Effective Time, Merger Sub 2 will merge with and into the SPAC (the “SPAC Merger”), with the SPAC surviving as a wholly-owned Subsidiary of Holdco, and each issued and outstanding share of SPAC Class A Common Stock (including, for the avoidance of doubt, the shares of SPAC Class A Common Stock issued in connection with the SPAC Class B Conversion and issued upon the SPAC Unit Separation) will be automatically converted, as of the SPAC Merger Effective Time, into one Holdco Class A Ordinary Share, and the SPAC Warrants will become the Holdco Warrants, in each case, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) the SPAC Merger, viewed together with the Amalgamation and the PIPE Investment, qualify as a tax-deferred contribution under Section 351 of the Code, (b) the SPAC Merger not result in the recognition of gain under Section 367(a)(1) of the Code (other than for any stockholder that would be a “five-percent transferee shareholder” (within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)(ii)) of Holdco following the SPAC Merger that does not enter into a five-year gain recognition agreement as provided under Treasury Regulations section 1.367(a)-8, (c) the SPAC Class B Conversion qualify as a “reorganization” within the meaning of Section 368(a)(1)(E) of the Code, and (d) this Agreement constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder (clauses (a) through (c), collectively, the “Intended Tax Treatment”);

WHEREAS, concurrently with the execution and delivery of this Agreement, dMY Squared Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), the SPAC, Holdco, and the Company have entered into a support agreement in the form attached hereto as Exhibit B (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor has agreed to (a) vote all shares of SPAC Common Stock owned by it in favor of this Agreement, the Ancillary Agreements to which the SPAC is or will be a party and the Transactions, (b) subject to, and conditioned upon and effective as of immediately prior to, the occurrence of the SPAC Merger Effective Time, to elect to effectuate the SPAC Class B Conversion and to waive any adjustment to the conversion ratio set forth in the SPAC Organizational Documents or any other anti-dilution or similar protection, in each case, with respect to the SPAC Class B Common Stock owned by it in connection with the Transactions, and (c) not transfer any of its SPAC Common Stock prior to the Closing, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, the SPAC, Holdco, and the Company have entered into support agreements in the form attached hereto as Exhibit C (collectively, the “Company Support Agreements”) with each of the Company Shareholders (the “Company Supporting Shareholders”), pursuant to which, among other things, the Company Supporting Shareholders have (a) agreed to vote (whether pursuant to a duly convened meeting of the Company Shareholders or to approve by way of a written resolution of the Company Shareholders) all Company Shares owned by them in favor of approving this Agreement, the Ancillary Agreements to which the Company is or will be a party and the Transactions (including the Amalgamation Proposal (as defined herein)), (b) agreed to consent to the Transactions for all purposes under the Company Shareholders’ Agreement and the Company Constitution (including to the extent any Affirmative Vote Items (as defined therein) may apply), and waive all rights they may have under the Company Shareholders’ Agreement and the Company Constitution in relation to the Transactions (including to the extent any rights of first refusal, tag-along rights, pre-emptive rights or other transfer restrictions may apply), (c) agreed not to transfer any of its Company Shares prior to the Closing, in each case, on the terms and subject to the conditions set forth in the Company Support Agreements, (d) agreed not to raise any Amalgamation Objection, in each case, on the terms and subject to the conditions set forth in the Company Support Agreements, and (e) in respect of the holders of the Company Preference Shares, agreed to exercise their conversion rights under the Company Constitution such that, subject to the Company Shareholder Approval for the Amalgamation being obtained, the Company Preference Shares held by them shall be converted into Company Ordinary Shares by no later than one (1) Business Day prior to the Amalgamation Effective Time;

WHEREAS, in connection with the Transactions and concurrently with the Closing, Holdco or a Subsidiary of Holdco will enter into employment agreements with the Company executive employees listed in Section 1.1(a) of the Company Disclosure Schedule, in a form to be mutually agreed upon by the SPAC and the Company (the “Employment Agreements”);

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WHEREAS, in connection with the Transactions and concurrently with the Closing, the Lock-Up Shareholders will enter into and deliver a lock-up agreement substantially in the form attached hereto as Exhibit D (the “Lock-Up Agreement”);

WHEREAS, in connection with the Transactions and concurrently with the Closing, Holdco, the Sponsor, the Founder and the Company Shareholders will enter into a registration rights agreement, substantially in the form attached hereto as Exhibit E (the “Registration Rights Agreement”);

WHEREAS, in connection with the Transactions and concurrently with the Closing, Holdco, the SPAC, and Continental Stock Transfer & Trust Company will enter into a warrant assumption agreement, which will provide for the assumption of the SPAC Warrants by Holdco and reflect that the Holdco Warrants will be exercisable for Holdco Class A Ordinary Shares in lieu of SPAC Class A Common Stock following the Closing, substantially in the form attached hereto as Exhibit F (the “Warrant Assumption Agreement”);

WHEREAS, in connection with the Transactions and concurrently with the Closing, Holdco, the Company, and the Sponsor will enter into an indemnification agreement whereby Holdco and the Company will agree to indemnify, exonerate and hold harmless the Sponsor and its Affiliates, substantially in the form attached hereto as Exhibit G (the “Sponsor Indemnification Agreement”);

WHEREAS, the board of directors of the SPAC (the “SPAC Board”) has unanimously (a) determined that the Transactions to which SPAC is or will be a party are in the best interests of the SPAC and the SPAC Shareholders and are fair to the SPAC Shareholders, (b) approved the execution, delivery and performance of this Agreement and the Ancillary Agreements to which SPAC is or will be a party and the consummation of the Transactions (including the SPAC Merger), in accordance with the provisions of the MBCA, and the SPAC Organizational Documents, and (c) directed that the Proposals be submitted for consideration by the SPAC Shareholders at the Special Meeting and recommended that the SPAC Shareholders approve and adopt the Proposals at the Special Meeting;

WHEREAS, the sole director and the sole shareholder of Holdco have unanimously approved this Agreement, the Ancillary Agreements to which Holdco is or will be a party and the Transactions;

WHEREAS, the sole director of each of the Merger Subs has (a) approved and determined that it is advisable for the relevant Merger Sub to enter into this Agreement, the Ancillary Agreements to which each such Merger Sub is or will be party, the Amalgamation, SPAC Merger and the other Transactions, (b) resolved that this Agreement and the Transactions are in the best interests of each such Merger Sub and its sole shareholder, and (c) resolved to recommend that the sole shareholder of such Merger Sub approve the Amalgamation, SPAC Merger and such other Transactions and adopt this Agreement and the Ancillary Agreements to which each such Merger Sub is or will be a party;

WHEREAS, Holdco, as the sole shareholder of each of the Merger Subs, has (a) approved and determined that it is advisable for the relevant Merger Sub to enter into this Agreement, the Ancillary Agreements to which each such Merger Sub is or will be party, the Amalgamation, SPAC Merger and the other Transactions, and (b) determined that this Agreement and the Transactions are fair to, and in the best interests of, each such Merger Sub.

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) approved the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the Transactions; (b) determined that it is advisable for the Company to enter into this Agreement, the Ancillary Agreements and the documents contemplated hereby and thereby and that the Amalgamation and the other Transactions are in the best interests of the Company and the Company Shareholders; (c) resolved that the adoption of this Agreement be submitted to the Company Shareholders for consideration, and (d) resolved to recommend that the Company Shareholders approve the Amalgamation and such other Transactions and adopt this Agreement and the Ancillary Agreements to which the Company is or will be a party;

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NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1 Defined Terms. For the purposes of this Agreement, the following terms shall have the following meanings:

“ACRA” means the Accounting and Corporate Regulatory Authority of Singapore.

“Action” means any action, lawsuit, arbitration, litigation, proceeding, hearing, complaint, citation, summons, subpoena, charge, claim, demand or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” of any particular Person means any other Person, directly or indirectly, controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management and policies of a Person, whether through the ownership of voting securities, its capacity as a sole or managing member, by contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings). Without limiting the foregoing, a Person (the “controlled Person”) shall be deemed controlled by any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast 50% or more of the votes for election of directors or equivalent governing authority of the controlled Person or (ii) entitled to be allocated or receive 50% or more of the profits, losses, or distributions of the controlled Person. “Affiliate” shall also include, with respect to any individual natural Person, (a) such Person’s spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law or (b) a trust for the benefit of such Person and/or the individuals described in the foregoing clause (a) or of which such Person is a trustee.

“Aggregate Amalgamation Consideration” means such aggregate number of Holdco Ordinary Shares, which shall be determined as follows: (a)(i) $503,000,000 plus (ii) the aggregate amount of Company Pre-Closing Financing (if any), divided by (b) the Redemption Price.

“Aggregate Closing Cash” means the sum (i) the aggregate cash proceeds available for release to SPAC from the Trust Account in connection with the Transactions, after giving effect to the exercise of SPAC Shareholder Redemption Rights but before the payment of any Transaction Expenses, plus (ii) the aggregate cash proceeds received by Holdco in respect of the PIPE Investment, plus (iii) the aggregate cash proceeds received by SPAC, Holdco, or the Company in respect of the Additional Financing, plus (iv) the available Cash and Cash Equivalents on the SPAC’s balance sheet and the Company’s consolidated balance sheet as of the Closing; provided that any amounts included in (ii) or (iii) shall not be included in (iv).

“AI/ML” has the meaning set forth in the definition of Software.

“Ancillary Agreements” means the Sponsor Support Agreement, the Company Support Agreements, the Lock-Up Agreement, the Registration Rights Agreement, the Warrant Assumption Agreement, the Employment Agreements, the Holdco A&R Constitution, and each other agreement, document, instrument and certificate required by, or contemplated in connection with, this Agreement to be executed by any of the Parties, in each case only as is applicable to the relevant Party or Parties who is or are a party to such Ancillary Agreement, as indicated by the context in which such term is used.

“Antitrust Laws” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any federal, state or foreign Law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition, including merger control procedures.

“Benefit Plan” means any (i) “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA); (ii) any other employee benefit plan, program, or arrangement, including any employment, retention, profit-sharing, bonus, share or stock option, stock purchase, restricted share or stock or other equity or equity-based, incentive, deferred compensation, severance, redundancy, termination, retirement, pension, change in

Annex A-4

control, health, welfare, fringe benefit; and (iii) all other plans, employment contracts, directors’ appointment letters and offer letters, schemes, programs, agreements, commitments or arrangements providing money, services, property, or benefits, sponsored, maintained or contributed to by any Person or any of its ERISA Affiliates for the benefit of any employee, officer or director, with respect to which any Person or its ERISA Affiliates have any liability or would reasonably be expected to have liability.

“Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in the State of New York, the Commonwealth of Massachusetts, and Singapore.

“Cash and Cash Equivalents” means cash and cash equivalents, including checks, money orders, marketable securities, short-term instruments, negotiable instruments, funds in time and demand deposits or similar accounts on hand, in lock boxes, in financial institutions or elsewhere, together with all accrued but unpaid interest thereon, and all bank, brokerage or other similar accounts.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Benefit Plan” means each Benefit Plan sponsored, maintained, or contributed to by the Company or any ERISA Affiliate for any employees, officers and directors with respect to which the Company or its ERISA Affiliates have any liability or would reasonably be expected to have any liability.

“Company Constitution” means the Constitution of Horizon Quantum Computing Pte. Ltd., as amended and as may be further amended from time to time in accordance with its terms.

“Company Disclosure Schedule” means the disclosure schedule dated as of the date hereof and delivered by the Company to the SPAC concurrently with entering into this Agreement.

“Company Equity Incentive Plan” means the Employee Share Option Plan of Horizon Quantum Computing Pte. Ltd., as amended from time to time.

“Company Executives” means Dr. Joseph Francis Fitzsimons, Dr. Si-Hui Tan, Eoin Scanlan, Alvin Tan and Gregory Gould.

“Company Financial Statements” means, collectively, the Company Unaudited Financial Statements, Company PCAOB Audited Financial Statements, and Company Unaudited Interim Financial Statements.

“Company IT Systems” means any and all IT Systems that are owned, leased, licensed, outsourced, or controlled by or for the Company or any of its Subsidiaries or used or held for use in the operation of the Business, together with all associated documentation owned or used by or on behalf of the Company and/or any of its Subsidiaries in the conduct of the Business.

“Company Option” means each option to purchase Company Shares granted, and that remains outstanding, under the Company Equity Incentive Plan or otherwise.

“Company Ordinary Shares” means the ordinary shares in the capital of the Company.

“Company Preference Shares” means, collectively, the Company Seed Preference Shares, the Company Seed Plus Preference Shares, and the Company Series A Preference Shares.

“Company Seed Plus Preference Shares” means the seed plus convertible preference shares in the capital of the Company, each bearing the rights and privileges as set forth in the Company Constitution.

“Company Seed Preference Shares” means the seed convertible preference shares in the capital of the Company, each bearing the rights and privileges as set forth in the Company Constitution.

“Company Series A Preference Shares” means the series A convertible preference shares in the capital of the Company, each bearing the rights and privileges as set forth in the Company Constitution.

“Company Shareholders” means the holders of Company Shares.

“Company Shareholders’ Agreement” means the shareholders’ agreement in respect of the Company dated March 29, 2022, by and among the Company and the Company Shareholders.

“Company Shares” means, collectively, the Company Ordinary Shares and the Company Preference Shares.

Annex A-5

“Company Transaction Expenses” means all fees, costs and expenses of the Company and its Subsidiaries, Holdco, and each of the Merger Subs incurred in connection with, or otherwise related to, the Transactions, the negotiation, execution and preparation of this Agreement and the Ancillary Agreements and the performance and compliance with this Agreement and the Ancillary Agreements and conditions contained herein and therein, including the fees, expenses and disbursements of legal counsel, reserves evaluators, auditors and accountants, due diligence expenses, advisory and consulting fees (including financial advisors) and expenses, other third-party fees, and fifty percent (50%) of any and all Filing Fees.

“Consent” means any consent, waiver, approval, notification, license, permit, Order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person.

“Contracts” means all binding contracts, subcontracts, agreements, leases (including real property leases, equipment leases, car leases and capital leases), subleases, licenses, sublicenses, Permits, powers of attorney, commitments, bonds, notes, indentures, deeds of trust, mortgages, debt instruments, client contracts, statements of work (SOWs), sales and purchase orders and other instruments or obligations of any kind, in each case whether oral or written (including any amendments and other modifications thereto).

“Copyleft Terms” means any terms of a license of Open Source Software (including any Software licensed under the GNU General Public License, GNU Lesser General Public License, Mozilla Public License, Affero General Public License, Eclipse Software License, or any other public source code license arrangement) or any similar license, in each case that require, as a condition of or in connection with any use, incorporation, linking, modification, reproduction, or distribution of any Software licensed thereunder (or any Owned Software or other Owned IP that is used by, incorporated into or includes, relies on, is linked to or with, is derived from, or is distributed with such Software), any of the following: (a) the disclosing, making available, distribution, offering or delivering of source code or any information regarding such Owned Software or other Owned IP; (b) the granting of permission for creating modifications to or derivative works of such Owned Software or other Owned IP; (c) the granting of a license, whether express, implied, by virtue of estoppel or otherwise, to any third party under Intellectual Property (including Patents) regarding such Owned Software or other Owned IP (whether alone or in combination with other hardware or Software); or (d) the imposition of restrictions on future patent licensing terms, or other abridgement or restriction of exercise or enforcement of any Intellectual Property rights through any means.

“Copyrights” has the meaning set forth in the definition of Intellectual Property.

“Data Protection Laws” means all Laws worldwide relating to the processing, privacy or security of Personal Information and all regulations or guidance issued thereunder, including to the extent applicable, the Personal Data Protection Act 2012 of Singapore, the EU General Data Protection Regulation (EU) 2016/679 and all laws implementing it, Section 5 of the Federal Trade Commission Act, the FTC Red Flag Rules, the CAN SPAM Act and associated regulations set forth in 16 C.F.R. Part 316, state data breach notification laws, state data privacy laws including the California Consumer Privacy Act, as amended, state data security laws, state consumer protection Laws, and any law concerning requirements for website and mobile application privacy policies and practices, or any outbound commercial communications (including e-mail marketing, telemarketing and text messaging), tracking and marketing.

“Environmental Laws” means all Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including the Environmental Protection and Management Act 1999 of Singapore, Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.

“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, rights of first refusal or first offer, voting, joint venture, equity interest, preemptive right, stock appreciation, phantom stock, profit participation or similar rights in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person that are convertible into, or are exercisable or exchangeable for, or give any person any right or entitlement to acquire any such capital stock or other ownership, partnership, voting, joint venture, equity interest, preemptive right, stock appreciation, phantom stock, profit participation or similar rights, in all cases, whether vested or unvested, of such Person or any similar security or right that is derivative or provides any economic benefit based, directly or indirectly, on the value or price of any such capital stock or other ownership, partnership, voting, joint venture, equity interest, preemptive right, stock appreciation, phantom stock, profit participation or similar rights, in all cases, whether vested or unvested.

Annex A-6

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time, and the applicable rulings and regulations thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” means (a) Aggregate Amalgamation Consideration divided by (b) the Fully-Diluted Company Capitalization.

“Extension Expenses” means all costs, fees and expenses incurred or committed to be incurred pursuant to or in furtherance of an Extension, including with respect to the Extension Proxy Statement, the Extension Meeting, additional amounts deposited into the Trust Account in connection with the Extension, and any and all excise Taxes incurred or payable in connection with the Extension.

“Founder” means Joseph Francis Fitzsimons.

“Fraud” means, with respect to a Person, actual and intentional fraud by such Person, applying the common Law of the State of New York, with respect to the representations and warranties set forth in this Agreement or any of the Ancillary Agreements or any certificate delivered pursuant to this Agreement provided, that, for the avoidance of doubt, the term “Fraud” does not include the doctrine of constructive or equitable fraud.

“Fully-Diluted Company Capitalization” means the sum, without duplication, of (a) the aggregate number of Company Ordinary Shares issued and outstanding as of immediately prior to the Amalgamation Effective Time, plus (b) the aggregate number of Company Seed Preference Shares (on an as-converted to Company Ordinary Shares basis) that are issued and outstanding as of immediately prior to the Amalgamation Effective Time, plus (c) the aggregate number of Company Seed Plus Preference Shares (on an as-converted to Company Ordinary Shares basis) that are issued and outstanding as of immediately prior to the Amalgamation Effective Time, plus (d) the aggregate number of Company Series A Preference Shares (on an as-converted to Company Ordinary Shares basis) that are issued and outstanding as of immediately prior to the Amalgamation Effective Time, plus (e) the aggregate number of Company Shares (on an as-converted basis) issuable upon the conversion of SAFEs that have not terminated or expired as of immediately prior to the Amalgamation Effective Time, plus (f) the aggregate number of Company Ordinary Shares issuable upon, or pursuant to, the exercise of Company Options that are issued and outstanding and vested as of immediately prior to the Amalgamation Effective Time, treating such outstanding and vested Company Options as having been exercised in full (calculated using the treasury stock method of accounting), plus (g) the aggregate number of Company Ordinary Shares issuable upon, or pursuant to, the Company Pre-Closing Financing.

“Governmental Entity” means any nation or government, any federal, state, provincial, local, county, municipal, foreign or other political subdivision thereof, or any department, agency, or instrumentality of any government; any public international organization, or any transnational governmental organization; any court of competent jurisdiction, arbitrator (public or private), administrative agency or commission; any governmental, regulatory or quasi-governmental, quasi-judicial or administrative, authority, body, or agency; any political party; or any national securities exchange or national quotation system.

“Hazardous Material” means any material, emission, chemical, substance or waste that has been designated by any Governmental Entity to be radioactive, toxic, hazardous, a pollutant or a contaminant.

“Hazardous Material Activity” means the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

Annex A-7

“Holdco Class A Ordinary Shares” means the Class A ordinary shares in the capital of Holdco, entitling the holders thereof to one (1) vote per share on all matters on which the Holdco Ordinary Shares are entitled to vote, and with the other rights and preferences set forth in Holdco’s Organizational Documents (or the Holdco A&R Constitution, after its adoption).

“Holdco Class B Ordinary Shares” means the Class B ordinary shares in the capital of Holdco, which will have economic rights (including dividend and liquidation rights) identical to those of the Holdco Class A Ordinary Shares but entitling the holders thereof to three (3) votes per share on all matters on which the Holdco Ordinary Shares are entitled to vote, and with the other rights and preferences set forth in Holdco’s Organizational Documents (or the Holdco A&R Constitution, after its adoption).

“Holdco Ordinary Shares” means the ordinary shares in the capital of Holdco, consisting of the Holdco Class A Ordinary Shares and the Holdco Class B Ordinary Shares.

“Holdco Warrants” means, collectively, the Holdco Assumed Public Warrants and Holdco Assumed Private Placement Warrants.

“Indebtedness” means, with respect to any Person, all of the following, whether matured, unmatured, liquidated, unliquidated, contingent or otherwise: (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements), including with respect thereto, all interests, fees and costs, (b) all obligations of such Person evidenced by bonds, debentures, notes, mortgages or similar instruments or debt security, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business consistent with past practice), (e) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under U.S. GAAP, (g) all guarantees by such Person, (h) all liability of such Person with respect to any hedging obligations, including interest rate or currency exchange swaps, collars, caps or similar hedging obligations, (i) obligations under derivative financial instruments, including hedges, currency and interest rate swaps and other similar instruments, in each case calculated in accordance with U.S. GAAP, (j) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any indebtedness of such Person of the type described in the foregoing clauses (a) through (i), and (k) any agreement to incur any of the same.

“Intellectual Property” means any and all intellectual, industrial, or proprietary property and all rights, title, and interest therein and thereto arising in any and all jurisdictions worldwide, whether registered or unregistered, including any and all: (a) trade names, trademarks and service marks, logos, designs, trade dress, slogans, certification marks, business names, corporate names, brand names, social media usernames, handles and similar identifiers, doing business designations, and all other indicia of origin, all applications, registrations, and renewals in connection therewith, and all goodwill associated with any of the foregoing (collectively, “Trademarks”), (b) patents, patent applications, designs, utility models, and statutory invention registrations, together with all reissues, continuations, continuations-in-part, revisions, divisionals, extensions, and reexaminations in connection therewith (collectively, “Patents”) and inventions (whether or not patentable), (c) copyrights, whether domestic or foreign, copyrightable works, rights in Software, database rights, Internet websites and the contents thereof, moral rights, all works of authorship (whether copyrightable or not), and other rights safeguarding personal and reputational interests of creators (collectively, “Copyrights”), (d) designs, (e) domain names and websites, (f) confidential information, trade secrets, know-how, proprietary information, and technology (such as processes, techniques, formulae, compositions, data analytics, models and methodologies), inventions, invention disclosures, improvements, ideas, blends, mask works, designs, research and development information, methods, plans, descriptions, compositions, drawings, specifications, databases and data, including technical, financial, accounting, customer, marketing and business data, pricing and cost information, business and marketing plans and proposals, licenses, and processes and other non-public or confidential information, in each case, whether or not patentable or reduced to practice, tangible or intangible, and all documentation relating to any of the foregoing (collectively, “Trade Secrets”), (g) any other industrial and intellectual property and rights recognized under applicable Law that are equivalent or similar to any of the foregoing, and (h) all rights with respect to the foregoing, including all causes of action, judgements, settlements, claims and demands related thereto, and rights to prosecute and recover damages for any past, present or future infringements, dilutions, misappropriation and other violations thereof.

Annex A-8

“Intervening Event” means any event, development, circumstance, occurrence, change, condition, effect or state of facts that (i) was not known to or reasonably foreseeable by the SPAC Board as of the date of this Agreement (or if known or reasonably foreseeable, the consequences or magnitude of which were not known or were not known or reasonably foreseeable as of the date of this Agreement) and (ii) does not relate to any Alternative SPAC Transaction.

“IT Systems” means any and all information technology systems, networks, hardware, computers, Software, servers, workstations, routers, hubs, switches, data communication lines, data and databases, communications, telecommunications, peripherals, operational technology, automated processes and storage assets, websites, and other information technology equipment, systems and services, including any outsourced systems and processes, and other similar or related items of automated, computerized, digital, or Software systems.

“Knowledge” means (a) with respect to the Company, the actual knowledge, following reasonable inquiry, of any of the Company Executives, (b) with respect to the SPAC, the actual knowledge, following reasonable inquiry, of the SPAC Executive, and (c) with respect to Holdco and each of the Merger Subs, the actual knowledge, following reasonable inquiry, of the Founder.

“Law” means any national, federal, state, local, municipal, or foreign or other, law, statute, legislation, principle of common law, edict, decree, proclamation, treaty, convention, directive, writ, ordinance, rule, regulation, judgment, code, Order, injunction, settlement, arbitration award, requirement or approval of, or determination by, or interpretation or administration of any of the foregoing by, any Governmental Entity, arbitrator or mediator, or any license or permit of any Governmental Entity, in each case that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Entity, arbitrator or mediator.

“Liability” means any obligation, commitment, liability, or Indebtedness of any kind, character, description, or nature whatsoever, whether known or unknown, whether due or to become due, asserted or unasserted, liquidated, unliquidated, absolute, contingent, accrued, matured or unmatured, determined or determinable, or otherwise.

“Liens” means any and all liens, pledges, charges, claims, security interests, restrictions on transfer (including rights of first offer or rights of first refusal), mortgages, licenses, deeds of trust, or encumbrances of any kind, any option, or any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

“Lock-Up Shareholders” means the Sponsor, each Company Shareholder, and each Person listed on Schedule 1.1.

“Material Adverse Effect” means any event, circumstance, change, condition, development, effect, occurrence or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a material and adverse effect upon the business (including the Business), assets, Liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, however, that, with respect to the foregoing, none of the following (or the effect of the following), alone or in combination, will constitute a Material Adverse Effect, or will be considered in determining whether a Material Adverse Effect has occurred: (i) changes that are the result of factors generally affecting the industries, geographic areas or markets in which the Company operates; (ii) the public announcement or consummation of the Transactions (but in each case only to the extent attributable to such announcement or consummation) (provided that the exception in this clause (ii) shall not apply to any representation or warranty contained in Article III that expressly addresses the effect of the announcement or consummation of the Transactions or to the determination of whether any inaccuracy in such representations or warranties would reasonably be expected to have a Material Adverse Effect for purposes of Section 7.2(a)); (iii) changes in applicable Law or U.S. GAAP or the official interpretation thereof, in each case effected after the date of this Agreement; (iv) any failure of the Company to achieve any projected revenue, earnings, expense, sales or other projections, forecasts, predictions or budgets prior to the Closing (it being understood that events, circumstances, changes, conditions, developments, effects, occurrences or state of facts giving rise to or contributing to such failure that are not otherwise excluded from the definition of Material Adverse Effect may constitute a Material Adverse Effect or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be likely to occur); (v) changes that are the result of economic factors affecting the national, regional or world economy or financial markets (including any escalation or general worsening of any of the foregoing but only to the extent such escalation or worsening was not reasonably foreseeable, it being understood that inflation is reasonably foreseeable); (vi) any change in the financial, banking, or securities markets; (vii) any strike, embargo, labor disturbance, riot, protests, earthquake, hurricane, tsunami, tornado, flood, mudslide, wildfire, other weather-related or meteorological event, pandemic, epidemic, disease outbreak, or

Annex A-9

other natural disaster or act of god (including any escalation or general worsening of any of the foregoing but only to the extent such escalation or worsening was not reasonably foreseeable); (viii) any national or international political conditions in or affecting any jurisdiction in which the Company conducts business or the engagement in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack in any jurisdiction in which the Company conducts business (including any escalation or general worsening of any of the foregoing but only to the extent such event, occurrence, escalation or worsening was not reasonably foreseeable, it being understood that the current conflict between the Russian Federation and Ukraine and the current conflict in Israel and the surrounding region, and in each case any escalations, new participants or other changes therein, are reasonably foreseeable); or (ix) any consequences arising from any action by the Company expressly required by this Agreement or any Ancillary Agreement (other than the Company’s compliance with Section 6.1 hereof); provided, however, that any event, circumstance, change, condition, development, effect, occurrence or state of facts resulting from a matter described in any of the foregoing clauses (i), (iii), (v), (vi), (vii), or (viii) may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be likely to occur only to the extent such event, circumstance, change, condition, development, effect, occurrence or state of facts has a material and disproportionate effect on the Company relative to other comparable entities operating in the industries and markets in which the Company operates.

“NYSE American Triggering Event” has the meaning given to it in Section 5.17 of the SPAC Disclosure Schedule.

“Off-the-Shelf Software” means uncustomized, commercially available, “off-the shelf” software solely used internally in the ordinary course of business under a click-wrap or shrink-wrap license, subscription service, or other standard terms made available from third-party suppliers on arm’s length commercial and standard terms for less than $30,000 annually.

“Open Source Software” means any Software that is subject to, distributed, transmitted, licensed, or otherwise made available pursuant to: (a) under any so-called “public license,” “open source license,” “free license,” “industry standard license,” “intellectual property pool license”; (b) any license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); (c) any license to Software that is considered “free” or “open source software” by the Open Source Foundation or the Free Software Foundation; or (d) any reciprocal license approved by the Open Source Initiative, in each case whether or not source code is available or included in such license, in each case including any similar license.

“Order” means any judgment, decision, decree, order, settlement, injunction, writ, stipulation, determination, rule or award issued or entered by, with, or under the supervision of, any Governmental Entity.

“Organizational Documents” means the memorandum and articles of association, articles of incorporation, certificate of incorporation, charter, constitution, by-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement, limited liability company agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments thereto.

“Owned IP” means any and all Intellectual Property and IT Systems that is owned (or purported to be owned), in whole or in part, by the Company or any of its Subsidiaries and includes Registered IP, Owned Software, and all other Intellectual Property required to be set forth in Section 3.16(a) of the Company Disclosure Schedule.

“Owned Software” means any and all Software owned (or purported to be owned), in whole or in part, by the Company or any of its Subsidiaries.

“Patents” has the meaning set forth in the definition of Intellectual Property.

“Permits” means any and all permits, authorizations, approvals, registrations, franchises, licenses, certificates, waivers, concessions, consents, exemptions, variances or other approvals or similar rights required to be obtained from Governmental Entities.

Annex A-10

“Permitted Liens” means the following Liens: (a) Liens for Taxes, assessments or other governmental charges or levies, in each case that are not yet due or payable or that are being contested in good faith and for which adequate reserves have been established in accordance with U.S. GAAP; (b) statutory Liens of landlords, lessors or renters in each instance, which do not and would not reasonably be expected to impair, individually or in the aggregate, in any material respect the access to or operations of the relevant property; (c) Liens of carriers, warehousemen, mechanics, materialmen, workmen, repairmen and other Liens imposed by Law, in each case that (i) are not yet due and payable or that are being contested in good faith, (ii) that are not material to the business, or the operations and financial condition, of the Person so encumbered, either individually or in the aggregate, and (iii) not resulting from a breach, default or violation by the encumbered Person of any Contract or Law; (d) Liens incurred or deposits made in the ordinary course of business and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security; (e) defects or imperfections of title, encroachments, easements, declarations, conditions, covenants, rights-of-way, restrictions and other charges, instruments or encumbrances or other defects affecting title to real estate (including any leasehold or other interest therein), in each instance, which do not and would not reasonably be expected to impair, individually or in the aggregate, in any material respect the access to or operations of the relevant property; (f) Liens not created by the Company or any of its Subsidiaries that affect the underlying fee interest of any Leased Real Property, including master leases or ground leases, in each instance, which do not and would not reasonably be expected to impair, individually or in the aggregate, in any material respect the access to or operations of the relevant property; (g) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions with respect to real property, in each instance, which do not and would not reasonably be expected to impair, individually or in the aggregate, in any material respect the access to or operations of the relevant property; or (h) Liens to be fully released at the Closing.

“Person” means any natural person, sole proprietorship, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust, unincorporated association, or other entity or organization, including a Governmental Entity.

“Personal Information” means any data or information, on any media that, alone or in combination with other data or information, can, directly or indirectly, be associated with or be reasonably used to identify an individual natural Person (including any part of such Person’s name, physical address, telephone number, email address, financial account number or credit card number, government issued identifier (including social security number and driver’s license number), user identification number and password, billing and transactional information, medical, health or insurance information, date of birth, educational or employment information, vehicle identification number, IP address, cookie identifier, or any other number or identifier that identifies an individual natural Person, or such Person’s vehicle, browser or device), or any other data or information that constitutes personal data, protected health information, personally identifiable information, personal information or similar defined term under any Data Protection Law.

“Proceeding” means any Action, suit, charge, litigation, arbitration, notice of violation or citation received, or other proceeding at law or in equity (whether civil, criminal or administrative) by or before any Governmental Entity.

“Proxy Statement” means the proxy statement included as part of the Registration Statement with respect to the Special Meeting for the purpose of soliciting proxies from the SPAC Shareholders to approve the Proposals (which shall also provide the SPAC Shareholders with the opportunity to redeem their SPAC Public Shares in conjunction with a shareholder vote on the Business Combination).

“Redemption Price” means an amount equal to the price at which each SPAC Public Share is redeemed, as determined in accordance with the SPAC Organizational Documents.

“Regulatory Law” means all applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, lessening of competition through merger, acquisition or investment, or to protect the foreign investment, national security or the national economy of any nation.

“Representatives” of a Person means any Affiliate of such Person and its and their respective officers, directors, employees, financial advisors, attorneys, accountants, consultants, legal counsel and other advisors and representatives.

“Requisite Working Capital” means $45,000,000.

Annex A-11

“SAFE” means securities of the Company representing the right to receive a certain number of Company Shares, or return of the amount of investment made by the holder of such security, upon the occurrence of particular events specified in the underlying Contract.

“SEC” means the Securities and Exchange Commission.

“SEC Guidance” means (a) any publicly available written or oral interpretations, questions and answers, guidance and forms of the SEC, (b) any oral or written comments, requirements or requests of the SEC or its staff, (c) the Securities Act and the Exchange Act and (d) any other rules, bulletins, releases, manuals and regulations of the SEC.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Singapore Companies Act” means the Companies Act 1967 of Singapore, as amended, and the rules and regulations promulgated thereunder.

“Software” means any and all (a) software, firmware, middleware, computer programs, operating systems, applications, and other code of any nature, whether operational, under development or inactive, including any and all software implementations of algorithms, models, APIs, libraries, rules, definitions and methodologies, tools, applets, compilers, assemblers, files, scripts, architecture, algorithms, heuristics, data, data compilations, data files, databases, protocols, specifications, user interfaces, menus, buttons, icons, and other items, as well as foreign language versions, fixes, upgrades, updates, enhancements, and past and future versions and releases, in each case, including all source code, object code, executable code, or human readable code, and development and design tools, (b) deep learning, machine learning, and other artificial intelligence technologies (“AI/ML”), (c) all versions, derivations, updates, enhancements and customizations of any of the foregoing, and (d) manuals, training materials, notes, comments (including source code comments), or documentation for, related to, or embodying any of the foregoing or on which any of the foregoing is recorded.

“SPAC Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of the SPAC.

“SPAC Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of the SPAC.

“SPAC Common Stock” means, collectively, the SPAC Class A Common Stock and the SPAC Class B Common Stock.

“SPAC Disclosure Schedule” means the disclosure schedule dated as of the date hereof and delivered by the SPAC to the Company concurrently with entering into this Agreement.

“SPAC Executive” means Harry L. You.

“SPAC Material Adverse Effect” means any event, change or effect that prevents or materially delays or materially impairs, or would reasonably be expected to prevent or materially delay or materially impair, the ability of the SPAC (a) to satisfy the conditions precedent to the consummation of the Transactions or (b) to perform its obligations under this Agreement and the Ancillary Agreements, including the obligation to consummate the SPAC Merger. Notwithstanding the foregoing, each of the following shall not, individually or in combination, constitute a SPAC Material Adverse Effect or be considered in determining whether a SPAC Material Adverse Effect has occurred: (i) the number of SPAC Public Shares that are redeemed upon the exercise of SPAC Shareholder Redemption Rights, (ii) the failure to obtain SPAC Shareholder Approval, or (iii) a NYSE American Triggering Event and any actions taken by or on behalf of NYSE American relating thereto.

“SPAC Organizational Documents” means, collectively, (i) SPAC’s Amended and Restated Articles of Organization, as amended and as may be further amended from time to time in accordance with its terms, and (ii) SPAC’s Amended and Restated Bylaws, as may be amended from time to time in accordance with its terms.

“SPAC Private Placement Warrants” means the warrants exercisable for shares of SPAC Class A Common Stock initially sold by the SPAC in a private placement concurrently with the IPO.

“SPAC Public Shares” means the SPAC Class A Common Stock initially included in the SPAC Units sold by the SPAC in the IPO.

Annex A-12

“SPAC Public Warrants” means the warrants exercisable for shares of SPAC Class A Common Stock initially included in the SPAC Units sold by the SPAC in the IPO.

“SPAC Shareholder” means a holder of SPAC Common Stock.

“SPAC Shareholder Approval” means (i) the approval of the Business Combination Proposal and Adjournment Proposal (if submitted to the SPAC Shareholders) by a majority of the votes cast by the holders of shares of SPAC Common Stock (which is the requisite vote of SPAC Shareholders with respect to such matters pursuant to the SPAC Organizational Documents and the MBCA) at the Special Meeting, (ii) the advisory approval of each of the Advisory Organizational Documents Proposals by a majority of the shares of SPAC Common Stock entitled to vote thereon, and (iii) with respect to any other proposal proposed to the SPAC Shareholders, the requisite approval required under the SPAC Organizational Documents, the MBCA or any other applicable Law, in each case, at the Special Meeting.

“SPAC Shareholder Redemption Rights” means the right of an eligible (as determined in accordance with the SPAC Organizational Documents) holder of SPAC Public Shares to redeem all or a portion of its SPAC Public Shares (in connection with the Transactions, the Extension, or otherwise) for cash as set forth in the SPAC Organizational Documents.

“SPAC Transaction Expenses” means all fees, costs, expenses, obligations, liabilities, advances and loans (including Working Capital Loans to the extent not converted into SPAC Private Placement Warrants), in each case of the SPAC (including any of the foregoing incurred by Sponsor or its Affiliates or SPAC’s directors or officers, in each case on behalf of the SPAC and that the SPAC is liable for), incurred in connection with, or otherwise related to, the Transactions, the investigation or pursuit of prospective Business Combinations other than the Transactions, the negotiation, execution and preparation of this Agreement and the Ancillary Agreements and the performance and compliance with this Agreement and the Ancillary Agreements and conditions contained herein and therein, including the fees, expenses and disbursements of legal counsel, reserves evaluators, auditors and accountants, due diligence expenses, advisory and consulting fees (including financial advisors) and expenses, other third-party fees, any and all deferred underwriting fees, any and all excise Taxes, the Extension Expenses, and fifty percent (50%) of any and all Filing Fees. For the avoidance of doubt, SPAC Transaction Expenses shall not include any Company Transaction Expenses.

“SPAC Units” means the units of the SPAC issued in the IPO, each consisting of one share of SPAC Class A Common Stock and one-half of one SPAC Public Warrant.

“SPAC Warrants” means, collectively, the SPAC Public Warrants and SPAC Private Placement Warrants.

“Special Meeting” means a meeting of the holders of SPAC Common Stock to be held for the purpose of approving the Proposals.

“Stock Exchange” means the New York Stock Exchange, the NYSE American or Nasdaq, as mutually determined by the SPAC and the Company.

“Subsidiary” with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in any election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one (1) or more of the other Subsidiaries of such Person or a combination thereof; (b) if a limited liability company, partnership, association, trust, or other business entity (other than a corporation), a majority of the ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one (1) or more Subsidiaries of such Person or a combination thereof; or (c) that is otherwise consolidated with such Person for financial reporting purposes.

“Tax” means any tax of any kind, including any federal, state, local and foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, share capital, transfer, registration, social security (or similar), Medicare, production, franchise, gross receipts, payroll, sales, employment, use, property, unclaimed property or escheat liabilities, excise, value-added, unclaimed property, estimated, stamp, alternative or add-on minimum, environmental, customs or similar duties, withholding and any other tax, assessment, fee, levy or duty together with all interest, penalties and additions imposed with respect to such amounts.

Annex A-13

“Tax Return” means any return, declaration, report, claim for refund or information return or statement filed or required to be filed with any Taxing Authority relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Entity responsible for the administration or the imposition of any Tax, including the U.S. Internal Revenue Service and the Inland Revenue Authority of Singapore.

“Terminating Contracts” means the Contracts listed in Section 1.1(b) of the Company Disclosure Schedules.

“Trade Secret” has the meaning set forth in the definition of Intellectual Property.

“Trademark” has the meaning set forth in the definition of Intellectual Property.

“Transaction Expenses” means the Company Transaction Expenses and the SPAC Transaction Expenses.

“Transactions” means the transactions contemplated by this Agreement, including the Amalgamation and the SPAC Merger, and the transactions contemplated by each Ancillary Agreement.

“Trust Account” means the trust account established by the SPAC pursuant to the Trust Agreement.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of October 4, 2022, by and between the SPAC and the Trustee, as amended from time to time.

“Trustee” means Continental Stock Transfer & Trust Company, a New York corporation, acting as trustee of the Trust Account.

“U.S. GAAP” means generally accepted accounting principles in the United States, as in effect from time to time, consistently applied throughout the periods involved.

“Warrant Agreement” means the Warrant Agreement, dated October 4, 2022, by and between the SPAC and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent.

“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by any such party with the actual knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

“Working Capital Loans” means any loan made to the SPAC by the Sponsor, any Affiliate, officer, manager or member of the Sponsor, or the SPAC’s officers or directors, and evidenced by a promissory note, in each case for the purpose of financing the ordinary course working capital of the SPAC or costs incurred as reasonably necessary to facilitate the consummation of the Transactions.

Section 1.2 Further Definitions. The following terms have the meanings set forth in the Sections set forth below:

Term	Location
Additional Financing	Section 6.20
Adjournment Proposal	Section 6.15(c)
Advisory Organizational Documents Proposals	Section 6.15(c)
Agreement	Preamble
Alternative SPAC Transaction	Section 6.7(c)
Alternative Transaction	Section 6.7(a)
Amalgamation	Recitals
Amalgamation Documents	Section 6.16(a)
Amalgamation Effective Time	Section 2.3(a)
Amalgamation Objection	Section 6.16(g)
Amalgamation Proposal	Section 6.16(a)
Anti-Corruption Laws	Section 3.19(a)

Annex A-14

Term	Location
Anti-Money Laundering Laws	Section 3.19(a)
Balance Sheet Date	Section 3.8(b)
Business	Recitals
Business Combination	Recitals
Business Combination Proposal	Section 6.15(c)
Closing	Section 2.2
Closing Consideration Spreadsheet	Section 2.7(a)
Closing D&O Policy	Section 6.9(b)
Closing Date	Section 2.2
Closing 8-K	Section 6.12
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 3.4(c)
Company Converted Option	Section 2.3(e)(i)
Company Creditors	Section 6.16(a)
Company D&O Tail	Section 6.9(d)
Company Group	Section 9.13(b)
Company PCAOB Audited Financial Statements	Section 6.18(a)
Company Pre-Closing Financing	Section 6.20
Company Preference Share Conversion	Section 2.1(a)
Company Shareholder Approval	Section 3.4(d)
Company Shareholder Approval Deadline	Section 6.17
Company Supporting Shareholders	Recitals
Company Unaudited Interim Financial Statements	Section 6.18(a)
Company Unaudited Financial Statements	Section 3.8(a)
Company 2024 Balance Sheet	Section 3.8(a)
Confidential Information	Section 6.4
Contracting Parties	Section 9.14
Covered Activity	Section 3.19(f)
D&O Indemnified Persons	Section 6.9(a)
Dissenting SPAC Shareholder	Section 2.5
Dissenting SPAC Shares	Section 2.5
EGS	Section 9.13(b)
Employment Agreements	Recitals
Enforceability Exceptions	Section 3.4(a)
Export Control Laws	Section 3.19(a)
Extension	Section 6.26
Extension Meeting	Section 6.26
Extension Proxy Statement	Section 6.26
Filing Fees	Section 6.10
First Surviving Company	Section 2.1(c)
First Surviving Company Organizational Documents	Section 2.3(f)
Holdco	Preamble
Holdco A&R Constitution	Recitals
Holdco Assumed Private Placement Warrant	Section 2.4(b)(iii)
Holdco Assumed Public Warrant	Section 2.4(b)(ii)
Holdco Equity Incentive Plan	Section 6.14
Holdco ESPP	Section 6.14
Holdco PCAOB Audited Financial Statements	Section 6.18(b)
Holdco Unaudited Interim Financial Statements	Section 6.18(b)

Annex A-15

Term	Location
Intended Tax Treatment	Recitals
Interim Period	Section 6.1(a)
International Trade Control Laws	Section 3.19(a)
IPO	Section 9.12
Leased Real Property	Section 3.11(b)
Lock-Up Agreement	Recitals
Material Contract	Section 3.12(a)
Material Suppliers	Section 3.22
MBCA	Recitals
Merger Sub 1	Preamble
Merger Sub 2	Preamble
Merger Subs	Preamble
NYSE American	Section 5.3(c)
Outside Date	Section 8.1(b)(i)
Party and Parties	Preamble
PIPE Investment	Section 6.19
PIPE Investors	Section 6.19
Prohibited Party	Section 3.19(b)
Proposals	Section 6.15(c)
Prospectus	Section 9.12
Registered IP	Section 3.16(a)
Registration Rights Agreement	Recitals
Registration Statement	Section 6.15(a)
Related Party	Section 3.12(a)(xii)
Released Claims	Section 9.12
Required Financial Statements	Section 6.18(b)
Reviewable Document	Section 6.12(b)
Sanctioned Countries	Section 3.19(b)
Sanctions	Section 3.19(a)
Second Surviving Company	Section 2.1(g)
Second Surviving Company Organizational Documents	Section 2.4(c)
Section 16	Section 6.8
Signing 8-K	Section 6.12
SPAC	Preamble
SPAC Board	Recitals
SPAC Board Recommendation	Section 5.11(c)
SPAC Certificates	Section 2.4(b)(i)
SPAC Change in Recommendation	Section 6.15(d)
SPAC Class B Conversion	Recitals
SPAC D&O Tail	Section 6.9(c)
SPAC Group	Section 9.13(a)
SPAC Merger	Recitals
SPAC Merger Consideration	Section 2.4(b)(i)
SPAC Merger Effective Time	Section 2.4(a)
SPAC Plan of Merger	Section 2.4(a)
SPAC Public Securities	Section 5.17
SPAC SEC Documents	Section 5.3(a)
SPAC Unit Separation	Recitals
Sponsor	Recitals

Annex A-16

Term	Location
Sponsor Support Agreement	Recitals
Subscription Agreements	Section 6.19
Super 20-F	Section 6.12
Transfer Agent	Section 2.6(a)
Transfer Taxes	Section 6.28(e)
Warrant Assumption Agreement	Recitals
White & Case	Section 9.13(a)

Section 1.3 Construction.

(a) References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement. Captions are not a part of this Agreement, but are included for convenience, only. The headings and captions used in this Agreement and the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized terms used in any Schedule or Exhibit attached hereto or delivered at the same time and not otherwise defined therein shall have the meanings set forth in this Agreement.

(b) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “on the date hereof” and any words of similar import refer to the date of this Agreement.

(c) Any use of the singular or plural, or the masculine, feminine or neuter gender, includes the others, unless the context otherwise requires; the word “including” means “including without limitation”; the word “or” means “and/or” unless the context clearly requires the selection of one (1) (but not more than one (1)) of a number of items; the word “any” means “any one, more than one, or all”; and, unless otherwise specified, any financial or accounting term has the meaning of the term under U.S. GAAP as consistently applied.

(d) Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any amendments thereto, and any reference to a statute or other law means such law as amended, restated, supplemented or otherwise modified from time to time and includes any rule, regulation, ordinance or the like promulgated thereunder, in each case, as amended, restated, supplemented or otherwise modified from time to time. References to “$” or “dollar” or “US$” shall be references to United States dollars. The word “day” means calendar day unless Business Day is expressly specified.

(e) The Company Disclosure Schedules and the SPAC Disclosure Schedules have been arranged, for purposes of convenience only, in separate sections and subsections corresponding to the Sections and subsections of this Agreement. Any information set forth in any section or subsection of the Company Disclosure Schedules or SPAC Disclosure Schedules, as applicable, shall be deemed to be disclosed for purposes of other Sections and subsections of this Agreement, shall be deemed to be incorporated by reference in each of the other sections and subsections of the Company Disclosure Schedules or the SPAC Disclosure Schedules, as applicable, as though fully set forth in such other sections and subsections (whether or not specific cross-references are made) only to the extent the relevance of such information is reasonably apparent from the face of such disclosure. No reference to or disclosure of any item or other matter in the Company Disclosure Schedules or the SPAC Disclosure Schedules, as applicable, shall be construed as an admission or indication that such item or other matter is material, that such item is outside the ordinary course of business or not consistent with past practice, or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedules or the SPAC Disclosure Schedules, as applicable. The information set forth in the Company Disclosure Schedules or the SPAC Disclosure Schedules, as applicable, is disclosed solely for purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party to any third party of any matter whatsoever, including any violation of Law or breach of any Contract. The information set forth in the Company Disclosure Schedules or the SPAC Disclosure Schedules, as applicable, that are not required by this Agreement to be so reflected are set forth solely for informational purposes.

(f) If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

Annex A-17

(g) The phrases “provided”, “delivered”, or “made available”, when used in this Agreement, shall mean that the information referred to has been posted in the “data room” (virtual) hosted by Ideals Virtual Data Room and established by the Company or its Representatives and to which, and to the extent to which, SPAC and its Representatives have had access prior to 10:00 a.m. Eastern Time on the day that is two days prior to the date of this Agreement.

(h) References to “written” or “in writing” include in electronic form.

ARTICLE II

THE AMALGAMATION AND MERGER

Section 2.1 The Amalgamation, Merger, and Related Transactions. On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur on the dates, at the times and in the order set forth in this Section 2.1:

(a) Conversion of Preference Shares. By no later than one (1) Business Day prior to the Amalgamation Effective Time and pursuant to the Company Support Agreements, all of the issued and outstanding Company Preference Shares shall be converted into Company Ordinary Shares at the applicable conversion ratio set forth in the Company Constitution (the “Company Preference Share Conversion”). Following the Company Preference Share Conversion, all of the Company Preference Shares shall no longer be outstanding and shall cease to exist, no payment or distribution shall be made with respect thereto and each holder of Company Preference Shares shall thereafter cease to have any rights with respect to such securities.

(b) Holdco A&R Constitution. Prior to the Amalgamation Effective Time, subject to the terms and conditions of this Agreement and in accordance with the Singapore Companies Act, Holdco shall have adopted and filed with ACRA the relevant documentation in respect of the adoption of the Holdco A&R Constitution. The Holdco A&R Constitution shall be the constitution of Holdco until thereafter amended in accordance with its terms and the Singapore Companies Act.

(c) The Amalgamation. In accordance with the Singapore Companies Act, on the Closing Date, at the Amalgamation Effective Time, Merger Sub 1 and the Company shall amalgamate and continue as one company, with the Company being the surviving company of the Amalgamation under the existing name of the Company and as a direct, wholly-owned Subsidiary of Holdco (the “First Surviving Company”).

(d) SPAC Shareholder Redemptions. On the Closing Date, after the Amalgamation Effective Time, immediately prior to the SPAC Merger Effective Time, SPAC shall cause each SPAC Public Share that a SPAC Shareholder has timely and validly elected to redeem pursuant to the exercise of the SPAC Shareholder Redemption Rights to be redeemed for cash on the terms and subject to the conditions set forth in the SPAC Organizational Documents.

(e) SPAC Class B Conversion. On the Closing Date, after the Amalgamation Effective Time, immediately prior to the SPAC Merger Effective Time, the SPAC Class B Conversion shall automatically occur.

(f) SPAC Unit Separation. On the Closing Date, after the Amalgamation Effective Time, immediately prior to the SPAC Merger Effective Time, the SPAC Unit Separation shall automatically occur.

(g) The SPAC Merger. On the Closing Date, at the SPAC Merger Effective Time, Merger Sub 2 shall merge with and into the SPAC, and the separate existence of Merger Sub 2 shall cease and the SPAC shall continue as the surviving company of the SPAC Merger and as a wholly-owned Subsidiary of Holdco (the “Second Surviving Company”).

Section 2.2 Closing. The consummation of the Transactions (the “Closing”) shall take place by exchange of signature pages by email or other electronic transmission (a) as promptly as practicable and in no event later than the third (3rd) Business Day after the conditions set forth in Article VII have been satisfied, or, if permissible, waived by the Party entitled to the benefit of the same (other than those conditions that by their terms are required to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or (b) at such other date and time as the Company and SPAC mutually agree (the date upon which the Closing occurs, the “Closing Date”).

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Section 2.3 Effecting the Amalgamation.

(a) Amalgamation Effective Time. On or prior to the Closing Date, the Company and Merger Sub 1 shall cause the Amalgamation Documents to be filed with ACRA in accordance with the applicable provisions of the Singapore Companies Act. The Amalgamation Documents shall provide that the Amalgamation shall be consummated on the Closing Date (such time being the “Amalgamation Effective Time”) (which, for the avoidance of doubt, shall be the date set forth in the notice of amalgamation confirming the Amalgamation under Section 215F of the Singapore Companies Act issued by ACRA).

(b) The Amalgamation. At the Amalgamation Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the Singapore Companies Act, Merger Sub 1 and the Company shall amalgamate and continue as one company, with the Company being the First Surviving Company in the Amalgamation and a direct, wholly-owned subsidiary of Holdco.

(c) Effect of the Amalgamation. The effect of the Amalgamation will be as provided in this Agreement, the Amalgamation Documents and the applicable provisions of the Singapore Companies Act. Without limiting the generality of the foregoing, and subject thereto, at the Amalgamation Effective Time, in accordance with Section 215G of the Singapore Companies Act, (i) all the property, rights and privileges of each of the Company and Merger Sub 1 shall be transferred to and vest in the First Surviving Company, (ii) all the liabilities and obligations of each of the Company and Merger Sub 1 shall be transferred to and become the liabilities and obligations of the First Surviving Company, (iii) all proceedings pending by or against each of the Company and Merger Sub 1 may be continued by or against the First Surviving Company, (iv) any conviction, ruling, order or judgement in favor of or against each of the Company and Merger Sub 1 may be enforced by or against the First Surviving Company, and (v) the Equity Interests and rights of the members of each of the Company and Merger Sub 1 shall be cancelled, exchanged or converted into the shares and rights provided for in Section 2.3(d) and the Amalgamation Proposal.

(d) Effect of the Amalgamation on Company Shares, SAFEs, and Merger Sub 1 Shares.

(i) At the Amalgamation Effective Time, by virtue of the Amalgamation and without any further action on the part of Holdco, Merger Sub 1, the Company, or the holders of any of their respective Equity Interests:

(A) each SAFE that has not been terminated or expired immediately prior to the Amalgamation Effective Time, pursuant to its terms, will be canceled and automatically deemed for all purposes to represent the right to receive a number of Holdco Class A Ordinary Shares equal to (1) the Exchange Ratio multiplied by (2) the number of Company Shares (on an as-converted basis) subject to such SAFE, and each such Holdco Class A Ordinary Share will have a deemed issue price equal to the Redemption Price and will be credited as fully paid;

(B) each Company Ordinary Share held by the Founder issued and outstanding immediately prior to the Amalgamation Effective Time (including Company Ordinary Shares issued pursuant to the Company Preference Share Conversion) will automatically be canceled (which cancellation of Company Ordinary Shares shall be deemed not to be a reduction of share capital within the meaning of the Singapore Companies Act) and converted into, and the Founder shall have the right to receive, as consideration for each such Company Ordinary Share, such number of Holdco Class B Ordinary Shares equal to the Exchange Ratio (less such number of Holdco Class B Ordinary Share(s) held by the Founder immediately prior to the Amalgamation Effective Time), and each such Holdco Class B Ordinary Share will have a deemed issue price equal to the Redemption Price and will be credited as fully paid; and

(C) each Company Ordinary Share held by a Company Shareholder (other than the Founder) issued and outstanding immediately prior to the Amalgamation Effective Time (including Company Ordinary Shares issued pursuant to the Company Preference Share Conversion, and including Company Ordinary Shares issued pursuant to the Company Pre-Closing Financing (if any) but not including any shares in the Company’s treasury) will automatically be canceled (which cancellation of Company Ordinary Shares shall be deemed not to be a reduction of share capital

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within the meaning of the Singapore Companies Act) and converted into, and each such Company Shareholder (other than the Founder) shall have the right to receive, as consideration for each such Company Ordinary Share, such number of Holdco Class A Ordinary Shares equal to the Exchange Ratio, and each such Holdco Class A Ordinary Share will have a deemed issue price equal to the Redemption Price and will be credited as fully paid.

From and after the Amalgamation Effective Time, each Company Shareholder and each holder of SAFEs shall cease to have any other rights in and to the Company or the First Surviving Company except as otherwise expressly provided for herein or under applicable Law.

(ii) At the Amalgamation Effective Time, by virtue of the Amalgamation and without any action on the part of any Party or any other Person, each share of Merger Sub 1 that is issued and outstanding immediately prior to the Amalgamation Effective Time shall be automatically converted into one (1) ordinary share in the capital of the First Surviving Company, with the rights, powers and privileges given to such share by the First Surviving Company Organizational Documents and the Singapore Companies Act, and shall constitute the only issued and outstanding shares of the First Surviving Company immediately following the Amalgamation Effective Time. Immediately following the Amalgamation Effective Time, Holdco shall be the holder of all the shares of the First Surviving Company.

(e) Treatment of Company Options.

(i) Prior to the Amalgamation Effective Time, the boards of directors of the Company and Holdco (or any duly authorized committee thereof) shall, as applicable, take all corporate actions necessary, including adopting appropriate resolutions and obtaining consents of the holders of the Company Options, if required, to provide that, as of the Amalgamation Effective Time, each outstanding Company Option (whether vested or unvested and whether granted under the Company Equity Incentive Plan or otherwise) shall be assumed by Holdco and converted into an option to subscribe for Holdco Class A Ordinary Shares under the Holdco Equity Incentive Plan (as so converted, a “Company Converted Option”). Each Company Converted Option shall continue to have, and be subject to, substantially the same terms, conditions, vesting and other provisions as are applicable to such Company Options immediately prior to the Amalgamation Effective Time; provided that (x) each such Company Converted Option shall be exercisable for such number of Holdco Class A Ordinary Shares that equals the Exchange Ratio multiplied by the number of Company Ordinary Shares issuable pursuant to such Company Option as of immediately prior to the Amalgamation Effective Time, in each case at such per share exercise price that shall equal the per share exercise price of such Company Option as of immediately prior to the Amalgamation Effective Time divided by the Exchange Ratio and (y) with respect to each such Company Converted Option, any fractional shares that would be issuable upon exercise thereof will be rounded down to the nearest whole number Holdco Class A Ordinary Shares and the per share exercise price will be rounded up to the nearest whole cent. The per share exercise price and the number of Holdco Class A Ordinary Shares purchasable pursuant to each Company Converted Option shall be determined in a manner consistent with the requirements of Sections 409A and 424 of the Code, as applicable.

(f) First Surviving Company Organizational Documents. In connection with the Amalgamation, the Organizational Documents of the First Surviving Company (the “First Surviving Company Organizational Documents”) shall be the same as the Organizational Documents of Merger Sub 1 as in effect immediately prior to the Amalgamation Effective Time, except that the name of the First Surviving Company shall be “Horizon Quantum Computing Pte. Ltd.”, in each case, until thereafter changed or amended as provided therein or by applicable law.

(g) First Surviving Company Officers and Directors. At the Amalgamation Effective Time, the initial directors and officers of the First Surviving Company shall be the same Persons that are designated as the officers and directors of Holdco, each to hold office in accordance with the First Surviving Company Organizational Documents until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

Section 2.4 Effecting the SPAC Merger.

(a) SPAC Plan of Merger. On the Closing Date, immediately following the SPAC Class B Conversion and SPAC Unit Separation, SPAC and Merger Sub 2 shall cause the SPAC Merger to be consummated by filing with the Secretary of the Commonwealth of Massachusetts, articles of merger including the plan of merger substantially in the

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form to be agreed between SPAC and Merger Sub 2 (which shall, without limitation, include the particulars required pursuant to the MBCA) (the “SPAC Plan of Merger”) and such other documents as may be required in accordance with the applicable provisions of the MBCA or any other applicable law to make the SPAC Merger effective. The SPAC Merger shall become effective on the date at which the SPAC Plan of Merger is filed with the secretary of state of the Commonwealth of Massachusetts or such later date as SPAC and Merger Sub 2 may agree and specify pursuant to the MBCA (the date that the SPAC Merger becomes effective is referred to herein as the “SPAC Merger Effective Time”). The SPAC Merger shall have the effects set forth in this Agreement, the SPAC Plan of Merger, and the applicable provisions of the MBCA. Without limiting the generality of the foregoing, and subject thereto, at the SPAC Merger Effective Time, all of the assets, properties, rights, privileges, powers and franchises of SPAC and Merger Sub 2 shall vest in the Second Surviving Company, in each case, in accordance with the applicable provisions of the MBCA.

(b) Effect on SPAC and Merger Sub 2 Shares.

(i) At the SPAC Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of any Party or any other Person, each share of SPAC Class A Common Stock (after taking into account the SPAC Class B Conversion and the SPAC Unit Separation, but not including any SPAC Public Shares redeemed pursuant to Section 2.1(d), any shares cancelled pursuant to Section 2.4(b)(iv) or any Dissenting SPAC Shares) issued and outstanding as of immediately prior to the SPAC Merger Effective Time shall be automatically canceled and extinguished and converted into the right to receive, as consideration for each share of SPAC Class A Common Stock, one (1) Holdco Class A Ordinary Share (cumulatively, the “SPAC Merger Consideration”), and each such Holdco Class A Ordinary Share will have a deemed issue price equal to the Redemption Price and will be credited as fully paid. From and after the SPAC Merger Effective Time, each SPAC Shareholder’s certificates (the “SPAC Certificates”), if any, evidencing ownership of the SPAC Class A Common Stock and the SPAC Class A Common Stock held in book-entry form issued and outstanding immediately prior to the SPAC Merger Effective Time (and the holders thereof) shall each cease to have any rights with respect to such SPAC Class A Common Stock except the right to receive the applicable portion of the SPAC Merger Consideration or as otherwise expressly provided for herein or under applicable Law.

(ii) At the SPAC Merger Effective Time, each SPAC Public Warrant that is outstanding immediately prior to the SPAC Merger Effective Time (after taking into account the SPAC Unit Separation) shall remain outstanding and shall automatically be adjusted to become a warrant to purchase one Holdco Class A Ordinary Share (each, a “Holdco Assumed Public Warrant”). Each Holdco Assumed Public Warrant will continue to have, and be subject to, the same terms as the SPAC Public Warrants (other than the fact that it is exercisable for one Holdco Class A Ordinary Share) and shall be governed by the Warrant Agreement, as assigned to and assumed by Holdco pursuant to the Warrant Assumption Agreement.

(iii) At the SPAC Merger Effective Time, each SPAC Private Placement Warrant that is outstanding immediately prior to the SPAC Merger Effective Time shall remain outstanding and shall automatically be adjusted to become a warrant to purchase one Holdco Class A Ordinary Share (each, a “Holdco Assumed Private Placement Warrant”). Each Holdco Assumed Private Placement Warrant will continue to have, and be subject to, the same terms as the SPAC Private Placement Warrants (other than the fact that it is exercisable for one Holdco Class A Ordinary Share) and shall be governed by the Warrant Agreement, as assigned to and assumed by Holdco pursuant to the Warrant Assumption Agreement.

(iv) At the SPAC Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of any Party or any other Person, each share of SPAC Common Stock held immediately prior to the SPAC Merger Effective Time by SPAC as a treasury share or held by any direct or indirect Subsidiary of SPAC immediately prior to the SPAC Merger Effective Time shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.

(v) At the SPAC Merger Effective Time, by virtue of the SPAC Merger and without any action on the part of any Party or any other Person, each share of Merger Sub 2 that is issued and outstanding immediately prior to the SPAC Merger Effective Time shall be automatically cancelled and extinguished and converted into one (1) common share, par value $0.0001 per share of the Second Surviving Company,

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with the rights, powers and privileges given to such share by the Second Surviving Company Organizational Documents and the MBCA, and shall constitute the only outstanding shares of the Second Surviving Company immediately following the SPAC Merger Effective Time. Immediately following the SPAC Merger Effective Time, Holdco shall be the sole and exclusive owner of all shares of the Second Surviving Company and the register of members of the Second Surviving Company shall be updated at the SPAC Merger Effective Time to reflect the foregoing.

(c) Second Surviving Company Organizational Documents. At the SPAC Merger Effective Time, the SPAC’s Organizational Documents, as in effect immediately prior to the SPAC Merger Effective Time, shall be amended and restated in a form to be mutually agreed between SPAC and the Company (such agreement not to be unreasonably withheld, conditioned or delayed) (the “Second Surviving Company Organizational Documents”) and, as so amended and restated, shall be the Organizational Documents of the Second Surviving Company on and from the SPAC Merger Effective Time until thereafter changed or amended as provided therein or by applicable Law.

(d) Second Surviving Company Directors and Officers. At the SPAC Merger Effective Time, the initial directors and officers of the Second Surviving Company shall be the same Persons that are designated as the officers and directors of Holdco, each to hold office in accordance with the Second Surviving Company Organizational Documents until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

Section 2.5 Dissenting SPAC Shares. Notwithstanding anything to the contrary herein, if required by the MBCA (but only to the extent required thereby), shares of SPAC Common Stock that are issued and outstanding immediately prior to the SPAC Merger Effective Time and that are held by a SPAC Shareholder (such SPAC Shareholder, a “Dissenting SPAC Shareholder”) who has demanded and perfected such holder’s right to appraisal of such shares of SPAC Common Stock in accordance with Part 13 of the MBCA (the “Dissenting SPAC Shares”), if such Part 13 of the MBCA is determined to be applicable, will not be converted into the right to receive, and the applicable Dissenting SPAC Shareholder shall have no right to receive, the applicable portion of the SPAC Merger Consideration, but such holder will be entitled to such rights as afforded under the MBCA with respect to such Dissenting SPAC Shares unless and until the contemplated transaction has been abandoned or rescinded, any such Dissenting SPAC Shareholder fails to perfect or effectively withdraws or loses its rights to appraisal and payment under the MBCA with respect to such Dissenting SPAC Shares, or a court of competent jurisdiction permanently enjoins or sets aside the action, or its demand for payment is withdrawn with the written consent of the SPAC. At the SPAC Merger Effective Time, any holder of Dissenting SPAC Shares shall cease to have any rights with respect thereto, except the rights provided in Part 13 of the MBCA and as provided in the previous sentence. The SPAC will give the Company and Holdco (i) reasonably prompt notice of any demands received by SPAC for appraisals of shares of SPAC Common Stock, withdrawals of such demands, and any other instruments received by SPAC pursuant to Part 13 of the MBCA and (ii) the opportunity to participate in all negotiations and proceedings with respect to such notices and demands. The Company shall have the right to direct and control all negotiations and proceedings with respect to any such demands, withdrawals or attempted withdrawals of such demands. SPAC shall not, except with the prior written consent of the Company, make any payment with respect to any demands for appraisal or offer to settle or compromise, or settle or compromise or otherwise negotiate, any such demands, or approve any withdrawal of any such demands, or waive any failure to timely deliver a written demand for appraisal or otherwise to comply with Part 13 of the MBCA, or agree to do any of the foregoing. The Second Surviving Company shall be entitled to retain any of the SPAC Merger Consideration not paid on account of the Dissenting SPAC Shares pending resolution of the claims of such holders, and the remaining holders of SPAC Common Stock shall not be entitled to any portion thereof. If, after the SPAC Merger Effective Time, any such holder fails to perfect or effectively withdraws or loses such appraisal right with respect to such Dissenting SPAC Shares, such Dissenting SPAC Shares will thereupon be treated as if they had been converted into and have become exchangeable for, at the SPAC Merger Effective Time, the right to receive the SPAC Merger Consideration, without any interest thereon, the Second Surviving Company shall remain liable for payment of the SPAC Merger Consideration for such shares of SPAC Common Stock, and such Dissenting SPAC Shares shall no longer be deemed Dissenting SPAC Shares under this Agreement.

Section 2.6 Transfer Agent Matters.

(a) Appointment of Transfer Agent. At least three Business Days prior to the Closing Date, Holdco shall appoint a transfer agent reasonably acceptable to the SPAC and the Company (the “Transfer Agent”) (it being understood and agreed that Continental Stock Transfer & Trust Company, or any of its Affiliates, shall be deemed to

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be acceptable to the SPAC and the Company) for the purposes of issuing the Aggregate Amalgamation Consideration to the Company Shareholders pursuant to Section 2.3 and the SPAC Merger Consideration to the SPAC Shareholders pursuant to Section 2.4. Each of the SPAC and the Company shall, and shall cause their respective Representatives to, reasonably cooperate with the Transfer Agent in connection with the covenants and agreements in this Section 2.6, including the provision of any information, or the entry into any agreements or documentation, necessary or advisable, as determined in good faith by Holdco, or otherwise required by the Transfer Agent to fulfill its duties as the Transfer Agent in connection with the Transactions.

(b) Transfer Agent Procedures.

(i) At the Amalgamation Effective Time, Holdco shall, or shall cause the Transfer Agent to, issue the Aggregate Amalgamation Consideration to the record holders of Company Shares and/or SAFEs entitled to receive a portion of the Aggregate Amalgamation Consideration in book-entry form. All Holdco Ordinary Shares issued in accordance with this Section 2.6(b)(i) shall be deemed to have been issued in full satisfaction of all rights pertaining to the Company Shares and/or SAFEs, and there shall be no further registration of transfers on the records of the First Surviving Company of the Company Shares or SAFEs that were outstanding immediately prior to the Amalgamation Effective Time. If, after the Amalgamation Effective Time, Company Shares and/or SAFEs are presented to Holdco or the First Surviving Company for any reason, they shall be cancelled and exchanged as provided in this Section 2.6(b)(i).

(ii) At the SPAC Merger Effective Time, Holdco shall, or shall cause the Transfer Agent to, issue the SPAC Merger Consideration to the record holders of SPAC Common Stock entitled to receive a portion of the SPAC Merger Consideration in book-entry form, and the electronic or book entry positions representing the SPAC Common Stock shall be canceled. All Holdco Ordinary Shares issued in accordance with this Section 2.6(b)(ii) shall be deemed to have been issued in full satisfaction of all rights pertaining to the SPAC Common Stock and there shall be no further registration of transfers on the records of the Second Surviving Company of the SPAC Common Stock that were outstanding immediately prior to the SPAC Merger Effective Time. If, after the SPAC Merger Effective Time, shares of SPAC Common Stock are presented to Holdco or the Second Surviving Company for any reason, they shall be cancelled and exchanged as provided in this Section 2.6(b)(ii).

(c) Distributions with Respect to Unexchanged Company Shares and Unexchanged SPAC Common Stock.

(i) All Holdco Ordinary Shares to be issued as Aggregate Amalgamation Consideration shall be issued and credited as fully paid as of the Amalgamation Effective Time. Subject to the effect of escheat, Tax or other applicable Laws, the holder of whole Holdco Ordinary Shares pursuant to Section 2.3 will be entitled to, without interest (subject to any applicable withholding Tax), the amount of dividends or other distributions with a record date after the Amalgamation Effective Time and theretofore paid with respect to such whole Holdco Ordinary Share.

(ii) All Holdco Ordinary Shares to be issued as SPAC Merger Consideration shall be issued and credited as fully paid as of the SPAC Merger Effective Time. Subject to the effect of escheat, Tax or other applicable Laws, the holder of whole Holdco Ordinary Shares issued in exchange for shares of SPAC Common Stock pursuant to Section 2.4 will be entitled to, without interest (subject to any applicable withholding Tax), the amount of dividends or other distributions with a record date after the SPAC Merger Effective Time and theretofore paid with respect to such whole Holdco Ordinary Share.

Section 2.7 Closing Consideration Spreadsheet.

(a) At least three Business Days prior to the Closing, the Company shall deliver to SPAC a spreadsheet (the “Closing Consideration Spreadsheet”), prepared by the Company in good faith and detailing the following, in each case, as of immediately prior to the Amalgamation Effective Time:

(i) the name and address of record of each Company Shareholder and the number of Company Shares (including the class of Company Shares) held by such Company Shareholder;
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(ii) with respect to each SAFE, the name and address of record of the holder of such SAFE, the stated “Purchase Amount”, “Primary Component”, and “Secondary Component”, and the calculation of the “Primary Component SPAC Price”, “Secondary Component SPAC Price” and the number of “SPAC Preference Shares” deemed to be issued upon the closing of a “SPAC Acquisition” (each such term as defined in the underlying simple agreement for future equity Contract related to such SAFE);

(iii) the names of record of each holder of Company Options, and the exercise price, number of Company Shares issuable pursuant to each of the Company Options held by such holder (including, in the case of unvested Company Options, the vesting schedule, vesting commencement date, and date fully vested); and

(iv) detailed calculations of each of the following (in each case, determined without regard to withholding):

1. The Fully-Diluted Company Capitalization;

2. Exchange Ratio;

3. Aggregate Amalgamation Consideration;

4. The number of Holdco Class B Ordinary Shares to be issued to the Founder in the Amalgamation;

5. The number of Holdco Class A Ordinary Shares (taking into account the Company Preference Share Conversion) to be issued to each Company Shareholder other than the Founder in the Amalgamation;

6. The number of Holdco Class A Ordinary Shares to be issued to each holder of SAFEs in the Amalgamation; and

7. For each Company Converted Option, the exercise price therefor and the number of Holdco Ordinary Shares issuable pursuant to such Company Converted Option.

(b) The contents of the Closing Consideration Spreadsheet delivered by the Company hereunder shall be subject to reasonable review and comment by SPAC, but the Company shall, in all events, remain solely responsible for the contents of the Closing Consideration Spreadsheet. The parties hereto agree that Holdco and Transfer Agent shall be entitled to rely on the Closing Consideration Spreadsheet in issuing Holdco Ordinary Shares in accordance with this Article II, including Section 2.6.

Section 2.8 Withholding. Holdco shall be entitled to deduct and withhold from amounts payable hereunder such amounts as are required to be deducted and withheld under the Code or any provision of federal, state, local or foreign Tax Law with respect to the making of such payment; provided, that Holdco (or an Affiliate thereof) shall use reasonable best efforts to provide the Company and the SPAC, and any other Person in respect of which such deduction or withholding will be made, as soon as reasonably practicable after becoming aware thereof. Holdco shall consider in good faith any certificate or other documentation provided by the Company or the SPAC that establishes a basis to eliminate or reduce any required deduction or withholding under applicable Law. Holdco shall cooperate in good faith with the Company and the SPAC to the extent commercially reasonable to eliminate or reduce any required deduction or withholding. To the extent that amounts are deducted and withheld and are properly remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.9 Equitable Adjustments. In the event of any share subdivision, share capitalization, share consolidation, merger, consolidation, recapitalization, restructuring or other change in the Company’s or SPAC’s Equity Interests from and after the date hereof, the amounts of Aggregate Amalgamation Consideration and SPAC Merger Consideration, respectively, if such adjustment occurs following the date hereof but prior to Closing, shall be equitably adjusted to reflect such changes.

Section 2.10 Fractional Shares. Notwithstanding anything to the contrary in this Agreement, no fraction of a Holdco Ordinary Share will be issued by virtue of the Amalgamation or the SPAC Merger. In lieu of any fractional Holdco Ordinary Share to which each Company Shareholder, holder of a SAFE, or SPAC Shareholder, as applicable, would otherwise be entitled, Holdco shall round down to the nearest Holdco Ordinary Share. No cash settlements will be made with respect to fractional shares eliminated by rounding.

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Section 2.11 Further Assurances. If, at any time after the Closing, any further action is necessary, proper or advisable to carry out the purposes of this Agreement and to vest the First Surviving Company, following the Amalgamation, and the Second Surviving Company, following the SPAC Merger, with full right, title and possession to all assets, property, rights, privileges, powers and franchises of SPAC, the Company and the Merger Subs, then Holdco or its designees shall take all such actions as are necessary, proper or advisable under applicable Laws, so long as such action is consistent with and for the purposes of implementing the provisions of this Agreement.

Section 2.12 Transaction Expenses. Not less than three Business Days prior to the Closing, (i) SPAC shall prepare and deliver to the Company a statement setting forth SPAC’s good faith determination of SPAC Transaction Expenses as of the Closing Date, in reasonable detail and with reasonable supporting documentation, including the respective amounts and wire transfer instructions for the payment of all SPAC Transaction Expenses and applicable Tax forms of the payees, and (ii) the Company and Holdco shall jointly prepare and deliver to SPAC a statement setting forth the Company’s and Holdco’s good faith determination of Company Transaction Expenses as of the Closing Date, in reasonable detail and with reasonable supporting documentation, including the respective amounts and wire transfer instructions for the payment of all Company Transaction Expenses and applicable Tax forms of the payees.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the correspondingly numbered Section of the Company Disclosure Schedule the Company hereby represents and warrants to the SPAC as follows:

Section 3.1 Organization; Standing and Power. The Company is a private company limited by shares, and is duly incorporated, validly existing and in good standing (or the equivalent thereof, if applicable, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of Singapore. The Company has all requisite corporate power and authority to own, lease or otherwise hold, and operate, all of its properties and assets and to carry on the Business as it is presently conducted in all material respects. The Company has offices located only at the addresses set forth in Section 3.1 of the Company Disclosure Schedule. The Company is duly licensed or qualified to do business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of any jurisdiction in which the nature of the Business or character of the properties and assets owned, leased, or held by it or in which the operation of its properties or assets makes such licensing, qualification or good standing necessary, except where the failure to be so licensed, qualified or in good standing has not had, and would not reasonably be expected to have, in each case either individually or in the aggregate, a Material Adverse Effect. A complete and correct copy of the Company Constitution as currently in effect has been made available to SPAC. The Company Constitution is in full force and effect and will be in full force and effect up to immediately prior to the Amalgamation Effective Time. The Company is not in violation of any of the provisions of the Company Constitution.

Section 3.2 Capitalization of the Company.

(a) As of the date of this Agreement, 8,000,000 Company Ordinary Shares, 2,500,000 Company Seed Preference Shares, 2,936,828 Company Seed Plus Preference Shares and 2,586,522 Company Series A Preference Shares are issued and outstanding. There are outstanding and unexercised Company Options pursuant to which an aggregate of 1,851,710 Company Ordinary Shares may be issued. There are outstanding and unexpired SAFEs pursuant to which an aggregate number of Company Ordinary Shares as set forth in Section 3.2(a) of the Company Disclosure Schedule may be issued. A true and complete list of all of the Equity Interests (including the Company Shares, SAFEs and the Company Options) issued and/or outstanding in the Company as of the date of this Agreement and the identity of the Persons that are the record and beneficial holders of record thereof, and with respect to the SAFEs the primary and secondary components of the purchase amount(s) paid by such holder to acquire such SAFE, and with respect to the Company Options, the number of Company Shares issuable thereunder or otherwise subject thereto, the grant date thereof, the vesting terms thereof, and the exercise price and expiration thereof, is provided in Section 3.2 of the Company Disclosure Schedule. The Equity Interests of the Company set forth in Section 3.2 of the Company Disclosure Schedule constitute all of the issued and/or outstanding Equity Interests of the Company.

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(b) All of the issued and outstanding Equity Interests of the Company are duly authorized and validly issued and fully paid, free and clear of all Liens, options, rights of first offer or refusal, purchase options, preemptive rights, subscription rights or any other similar rights, and were not issued or granted or allocated in violation of (i) any agreement, arrangement, Contract or other commitment to which the Company is a party or is subject to; (ii) any preemptive or similar rights of any Person; or (iii) any applicable Law.

(c) Except as set forth in Section 3.2 of the Company Disclosure Schedule, there are no (i) options, subscriptions, warrants or rights of conversion, calls, puts, rights of first refusal, preemptive rights or other similar rights, convertible securities, performance units, restricted share units, restricted shares or other Contracts, rights, agreements, arrangements or commitments of any character relating to the issued or unissued Equity Interests of the Company or any of its Subsidiaries, or Contracts, rights, agreements, arrangements or commitments obligating any of the Company or its Affiliates (including the Company’s Subsidiaries) to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem, any Equity Interests of the Company or any of its Subsidiaries or any interest therein, other equity interests or securities convertible into or exchangeable for Equity Interests in the Company or any of its Subsidiaries, or any other direct or indirect Equity Interests of the Company or any of its Subsidiaries (whether issued or unissued); (ii) share appreciation rights, phantom shares, restricted shares, restricted share units, performance shares, contingent value rights, profit participation or other similar rights or equity equivalents of or with respect to the Company or any of its Subsidiaries; (iii) Company Shares held in treasury or treasury shares in the capital stock of any of the Company’s Subsidiaries; (iv) bonds, debentures, notes or other Indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders (or the equivalent thereof) of the Company or any of its Subsidiaries, respectively, may vote, are issued or outstanding; (v) voting trusts, shareholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Equity Interests of the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; or (vi) outstanding obligations of the Company or any of its Subsidiaries to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person. No claim has been made or, to the Knowledge of the Company, threatened, asserting that any Person is the holder or beneficial owner of, or has the right to acquire beneficial ownership of, any Company Shares or any other Equity Interests in the Company, and to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to a valid claim of such ownership by any Person. No outstanding Company Shares are subject to vesting or forfeiture rights or repurchase by the Company.

(d) All distributions, dividends, cancelations, forfeitures, repurchases and redemptions in respect of the Equity Interests of the Company were undertaken in compliance with the Company Constitution then in effect, all Contracts to which the Company then was a party or subject to and in compliance with applicable Law.

(e) All Company Options are evidenced by award agreements in substantially the forms previously made available to SPAC, and no Company Option is subject to terms that are materially different from those set forth in such forms. Each Company Option was validly granted or issued and properly approved by the Board of Directors of the Company (or appropriate committee thereof) and, in the case of the Company Options, in accordance with the terms of the Company Equity Incentive Plan or the applicable award agreement. Each Company Option (i) was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Equity Incentive Plan or the applicable award agreement, (ii) where required by applicable Law, has an exercise price per Company Share equal to or greater than the fair market value of such share on the date of such grant, as determined in accordance with Section 409A of the Code or Section 422 of the Code, and (iii) has a grant date identical to the date on which the Board of Directors of the Company or compensation committee actually awarded such Company Option. All Company Options qualify for the tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns and the Company Financial Statements, respectively.

(f) All SAFEs are evidenced by simple agreements for future equity in substantially the forms previously made available to SPAC, and no SAFE is subject to terms that are materially different from those set forth in such forms. Each SAFE was validly issued or granted, properly approved by the Board of Directors of the Company (or appropriate committee thereof), and issued or granted in compliance with all applicable Laws.

(g) Except as expressly provided for in this Agreement, as a result of the consummation of the Transactions, no Equity Interests of the Company are issuable and no rights in connection with any Equity Interests of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

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Section 3.3 Subsidiaries.

(a) Horizon Quantum Computing Ireland Limited (the “Irish Subsidiary”) is a wholly-owned Subsidiary of the Company and there are no Equity Interests of the Irish Subsidiary that are issued, outstanding or reserved other than such Equity Interests issued, outstanding or reserved in the name of the Company. Except as set forth in Section 3.3(a) of the Company Disclosure Schedule, all of the issued and outstanding Equity Interests of the Irish Subsidiary have been, and all of the issued and outstanding Equity Interests of the Irish Subsidiary will be as of Closing, duly authorized and validly issued, fully paid and nonassessable, free and clear of all Liens, options, rights of first offer or refusal, purchase options, preemptive rights, subscription rights or any other similar rights, and were not issued or granted or allocated in violation of (i) any agreement, arrangement, Contract or other commitment to which the Company is a party or is subject to; (ii) any preemptive or similar rights of any Person; or (iii) any applicable Law. Since the Irish Subsidiary’s incorporation, no Equity Interests of the Irish Subsidiary have been canceled, forfeited, repurchased, or redeemed by the Irish Subsidiary, and there has been no reduction in the Irish Subsidiary’s share capital nor has the Irish Subsidiary passed any resolution for the reduction of its share capital. All distributions, dividends, cancelations, forfeitures, repurchases and redemptions in respect of the Equity Interests of the Irish Subsidiary were undertaken in compliance with the Organizational Documents of the Irish Subsidiary then in effect, all Contracts to which the Irish Subsidiary then was a party or subject to and in compliance with applicable Law. No claim has been made or, to the Knowledge of the Company, threatened, asserting that any Person is the holder or beneficial owner of, or has the right to acquire beneficial ownership of, any Equity Interests in the Irish Subsidiary, and to the Knowledge of the Company, no facts or circumstances exist that would reasonably be expected to give rise to a valid claim of such ownership by any Person.

(b) The Irish Subsidiary is a private company limited by shares, registered in Ireland, and is duly incorporated, validly existing and in good standing (or the equivalent thereof, if applicable, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of Ireland. The Irish Subsidiary has all requisite power and authority, and all governmental Permits, to own, lease or otherwise hold, and operate all of its properties and assets and to carry on its business as it is presently conducted or proposed to be conducted in all material respects. The Irish Subsidiary has offices located only at the addresses set forth in Section 3.3 of the Company Disclosure Schedule. The Irish Subsidiary is duly licensed or qualified to do business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of any jurisdiction in which the nature of its business or character of the properties and assets owned, leased, or held by it or in which the operation of its properties or assets makes such licensing, qualification or good standing necessary, except where the failure to be so licensed, qualified or in good standing has not had, and would not reasonably be expected to have, in each case either individually or in the aggregate, a Material Adverse Effect. Complete and correct copies of the Organizational Documents of the Irish Subsidiary as currently in effect have been made available to SPAC. The Organizational Documents of the Irish Subsidiary are in full force and effect. The Irish Subsidiary is not in violation of any of the provisions of its Organizational Documents.

(c) Other than the Irish Subsidiary, the Company does not, directly or indirectly, own any Equity Interests in, control, have any equity participation or similar interest in, or have any obligations to acquire any Equity Interests of or make any contribution to or debt or equity investment in, any other Person.

Section 3.4 Authority; No Violation.

(a) The Company has the requisite power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which it is or will be a party and to carry out and perform its obligations hereunder and thereunder and to consummate the Transactions (including the Amalgamation), subject to receipt of the Company Shareholder Approval and the consents, approvals, authorizations or making required filings described under Section 3.5. This Agreement and the Ancillary Agreements to which the Company is a party have been, and the Ancillary Agreements to which the Company will be a party will be, duly and validly executed and delivered by the Company, and the performance by the Company of its obligations hereunder and thereunder, and the consummation by the Company of the Transactions, has been duly authorized by all necessary action on the part of the Company, subject to receipt of the Company Shareholder Approval. Assuming due authorization, execution and delivery of this Agreement by the SPAC, Holdco, and the Merger Subs, and assuming due authorization, execution and delivery by the counterparties to each Ancillary Agreement to which the Company is or will be a party, this Agreement and each such Ancillary Agreement constitutes a valid, legal and binding obligation of the Company, enforceable against the

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Company in accordance with its terms, except as such enforceability may be subject to, and limited by, applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights generally and general equity principles (regardless of whether enforcement is sought in a proceeding at Law or in equity) (collectively, the “Enforceability Exceptions”).

(b) Subject to receipt of the Company Shareholder Approval, the execution, delivery and performance of this Agreement and the Ancillary Agreements to which the Company is a party by the Company, and the consummation of the Transactions, do not (and will not, with or without the lapse of time or the giving of notice, or both): (i) contravene, conflict with or result in a violation or breach of or default under the Company Constitution; (ii) contravene, conflict with or result in a violation or breach of any provision of any Law or Order applicable to the Company or by which any of the Company’s assets or properties is bound; (iii) contravene, conflict with or result in a default or breach of (with or without the giving of notice or the passage of time or both), or violate or give rise to any right of termination, cancellation, payment or acceleration under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties, assets or rights of the Company, under any Permit, Contract, or other instrument or obligation binding upon the Company or by which any of the Company’s assets or properties is bound; except, in the case of clauses (ii) and (iii), where such conflict, violation, default, breach or imposition would not (x) have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (y) reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of the Company to perform its obligations under this Agreement or the Ancillary Agreements. The treatment of the Company Shares set forth in this Agreement will comply in all respects with, and satisfy all requirements of, the Company Constitution.

(c) By resolutions duly adopted (and not thereafter modified or rescinded) by the requisite vote of the Board of Directors of the Company, the Board of Directors of the Company has unanimously (i) approved the execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the Transactions (including the Amalgamation and the Amalgamation Proposal) in accordance with the provisions of the Singapore Companies Act, the Company Constitution and any applicable Contracts; (ii) determined that it is advisable for the Company to enter into this Agreement, the Ancillary Agreements and the documents contemplated hereby and thereby and that the Amalgamation and the other Transactions, and the Amalgamation Proposal, upon the terms and subject to the conditions set forth herein or therein, are in the best interests of the Company and the Company Shareholders; (iii) made any solvency statement or declaration in relation to the Company as required under the Singapore Companies Act; (iv) resolved that the adoption of this Agreement be submitted to the Company Shareholders for consideration and recommended that all of the Company Shareholders adopt this Agreement, and (v) recommended that the Company Shareholders approve the Amalgamation and such other Transactions and adopt this Agreement and the Ancillary Agreements to which the Company is or will be a party (collectively, the “Company Board Recommendation”).

(d) The affirmative votes of (i) Persons holding more than seventy-five percent (75%) of the outstanding Company Shares issued and outstanding as of the date hereof (voting as a single class and on an as-converted basis) and (ii) Persons holding each of the outstanding Company Preference Shares, in each case, who deliver written consents or are present in person or by proxy at a duly called meeting of the Company Shareholders and voting thereon, are required to, and shall be sufficient to, approve this Agreement, the Ancillary Agreements, the Transactions (including the Amalgamation), the Company Preference Share Conversion and the Amalgamation Proposal, in accordance with the Company Shareholders’ Agreement, the Company Constitution, and the Singapore Companies Act (collectively, the “Company Shareholder Approval”). The Company Shareholder Approval is the only vote or consent of any of the holders of any Company Shares or other Equity Interests of the Company that is necessary for the Company to adopt this Agreement and any Ancillary Agreement to which the Company is or will be a party and to approve the Amalgamation and the consummation of the other Transactions. All actions relating to the solicitation and obtaining of the Company Shareholder Approval have been taken in compliance with applicable Law, the Singapore Companies Act, the Company Shareholders’ Agreement, and the Company Constitution.

Section 3.5 Consents and Approvals. The execution and delivery of this Agreement by the Company, or the Ancillary Agreements to which it is a party, does not, and the performance of its obligations hereunder and thereunder will not, require any Consent of any Governmental Entity, except for: (i) the filing of the Amalgamation Documents with ACRA and the issuance of the notice of amalgamation by ACRA in respect of the Amalgamation, each in accordance with the Singapore Companies Act; (ii) the filing and effectiveness of the Registration Statement

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in accordance with the Securities Act and the Exchange Act; (iii) applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder; (iv) the filing of any notifications required pursuant to Antitrust Laws, and the expiration of the required waiting periods thereunder; (v) the Consents described in Section 3.5 of the Company Disclosure Schedule; (vi) the Company Shareholder Approval; and (vii) where the failure to obtain such Consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries (taken as a whole), or reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of the Company to perform its obligations under this Agreement or the Ancillary Agreements.

Section 3.6 Litigation. There is no: (a) Action pending or, to the Knowledge of the Company, threatened (and to the Knowledge of the Company, no event has occurred or circumstances exist that is reasonably likely to give rise to, or serve as a basis for, any Action), against the Company or any of its Subsidiaries, any of its material properties or material assets, or any of the officers or directors of the Company or any of its Subsidiaries (in their capacities as such), in each case, that is or would reasonably be expected to be material to the Company and its Subsidiaries (taken as a whole); (b) material unsatisfied settlement agreement currently in effect with respect to the Company or any of its Subsidiaries; (c) outstanding, pending, or, to the Knowledge of the Company, threatened Orders (and to the Knowledge of the Company, no event has occurred or circumstances exist that is reasonably likely to give rise to, or serve as a basis for, any Order) against, the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is otherwise a party, or against any of its material properties or material assets, or any of the officers or directors of the Company or any of its Subsidiaries (in their capacities as such), in each case, that is or would reasonably be expected to be material to the Company and its Subsidiaries (taken as a whole); or (d) as of the date hereof, Action pending or to the Knowledge of the Company, threatened against the Company or any of its Affiliates (including any of the Company’s Subsidiaries) that challenges or seeks to prevent, enjoin or otherwise delay the Transactions.

Section 3.7 Brokers. No Person is or will be entitled to any brokerage, finder’s or other fee, commission or like payment in respect thereof in connection with the Transactions or based upon arrangements made by or on behalf of the Company or any of its Affiliates.

Section 3.8 Financial Statements.

(a) The Company has delivered to the SPAC true, correct, and complete copies of the unaudited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2024 (the “Company 2024 Balance Sheet”) and December 31, 2023, and the related unaudited consolidated statements of operations, statements of comprehensive loss, statements of stockholders’ equity, and statements of cash flows for the years then ended (together with the Company 2024 Balance Sheet, the “Company Unaudited Financial Statements”). The Company Unaudited Financial Statements have been prepared, in all material respects, in accordance with U.S. GAAP consistently applied throughout the periods covered thereby and present fairly, in all material respects, the financial position of the Company and its Subsidiaries as of the dates thereof and the results of operations of the Company and its Subsidiaries for the periods reflected therein and were derived from the books and records of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries are and have never been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(b) Since December 31, 2024 (the “Balance Sheet Date”), except as required by applicable Law or U.S. GAAP, there has been no change in any accounting principle, procedure or practice followed by the Company or any of its Subsidiaries or in the method of applying any such principle, procedure or practice.

(c) The Company PCAOB Audited Financial Statements and the Company Unaudited Interim Financial Statements, when delivered by the Company in accordance with this Agreement for inclusion in the Registration Statement for filing with the SEC, will have been prepared, in all material respects, in accordance with U.S. GAAP consistently applied throughout the periods covered thereby, will present fairly, in all material respects, the financial position of the Company and its Subsidiaries as of the dates thereof and the results of operations of the Company for the periods reflected therein, will have been derived from, and accurately reflect in all material respects, the books and records of the Company, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC and the Securities Act in effect as of such date, and, with respect to the Company PCAOB Audited Financial Statements, will have been audited by a PCAOB qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act.

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(d) The books and records of the Company accurately and fairly, in reasonable detail, reflect the transactions and dispositions of assets of and the providing of services by the Company and its Subsidiaries. The Company and its Subsidiaries maintain procedures of internal controls sufficient to provide reasonable assurance that: (i) transactions are executed only in accordance with the respective management’s authorization; (ii) all income and expense items are promptly and properly recorded for the relevant periods in accordance with the revenue recognition and expense policies maintained by the Company, as permitted by U.S. GAAP; and (iii) access to assets is permitted only in accordance with the respective management’s authorization. The books and records of the Company and its Subsidiaries have been properly and accurately kept and completed in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(e) The Company has established and maintains a system of internal controls sufficient to provide reasonable assurance (i) that transactions are executed in accordance with management’s authorizations, (ii) that transactions are recorded as necessary to permit preparation of Company Financial Statements to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries and (iv) that accounts, notes and other receivables and inventory are recorded accurately. The Company has not identified or been made aware of, and has not received from its independent auditors any notification of, any (x) “significant deficiency” in the internal controls over financial reporting of the Company or any of its Subsidiaries, (y) “material weakness” in the internal controls over financial reporting of the Company or any of its Subsidiaries or (z) fraud, whether or not material, that involves management or other employees of the Company or any of its Subsidiaries who have a role in the internal controls over financial reporting of the Company or any of its Subsidiaries.

(f) There are no outstanding loans or other extensions of credit made by the Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Company.

(g) The Company is not a party to, and does not have any commitment to become a party to, any material off-balance sheet partnership or similar arrangement (including any Contract or agreement relating to any transaction or relationship between or among the Company and any Subsidiary, on the one hand, and any unconsolidated Affiliate on the other hand), including any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(h) Other than as set forth in Section 3.8(h) of the Company Disclosure Schedule, the Company has no outstanding Indebtedness.

Section 3.9 No Undisclosed Liabilities. The Company does not have any Liabilities of a nature required to be disclosed or reflected in a balance sheet prepared in accordance with U.S. GAAP except: (i) as specifically disclosed, reflected or fully reserved against on the Company 2024 Balance Sheet; (ii) for Liabilities incurred since the Balance Sheet Date in the ordinary course of business of the Company consistent with past practices; (iii) for Liabilities that are executory obligations arising under Contracts to which the Company or any of its Subsidiaries is a party (none of which, with respect to the Liabilities described in clause (ii) and this clause (iii), results from, arises out of, or relates to any breach or violation of, or default under, a Contract or applicable Law); (iv) for the Company Transaction Expenses; and (v) for Liabilities set forth in Section 3.9 of the Company Disclosure Schedule.

Section 3.10 Absence of Certain Changes or Events. Since the Balance Sheet Date, except as expressly contemplated herein or as set forth in Section 3.10 of the Company Disclosure Schedule, (a) the Company has conducted the Business in all respects in the ordinary course of business and consistent with past practice; and (b) neither the Company nor any of its Subsidiaries have taken any action (or agreed or committed to take any action) which, if taken during the Interim Period, would require the SPAC’s consent in accordance with Section 6.1. Since the Balance Sheet Date and through the date of this Agreement, there has been no Material Adverse Effect.

Section 3.11 Title to Assets; Properties.

(a) Neither the Company nor any of its Subsidiaries own, or have ever owned, any real property.

(b) Except as set forth in Section 3.11(b) of the Company Disclosure Schedule (the “Leased Real Property”), neither the Company nor any of its Subsidiaries have entered into, nor are they bound by, any lease, lease guaranty, sublease, agreement for the leasing, use or occupancy of, or otherwise granting a right in or relating to any real property.

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(c) The Company and its Subsidiaries have good, valid and marketable title in and to, or, in the case of leased properties and assets, valid leasehold interests (subject to the terms of the respective leases) in, all of its tangible properties and assets reflected on the Company 2024 Balance Sheet or necessary for the conduct of the Business as presently conducted, free and clear of any Liens, except for Permitted Liens. The Company’s and its Subsidiaries’ assets constitute all of the rights, property and other assets of any kind or description whatsoever, including goodwill, necessary for the Company to operate the Business immediately after the Closing in the same manner as the Business is being conducted as of the date hereof.

Section 3.12 Material Contracts.

(a) Section 3.12(a) of the Company Disclosure Schedule sets forth a true and complete list of all of the following Contracts (excluding any Company Benefit Plan) in effect as of the date hereof to which the Company or any of its Subsidiaries is a party or by which any of their respective assets or properties are bound (collectively, such Contracts that are listed or are required to be listed in Section 3.12(a) of the Company Disclosure Schedule, the “Material Contracts” and each a “Material Contract”):

(i) all Contracts containing any requirement that the Company or any of its Subsidiaries make, directly or indirectly, any advance, loan, extension of credit or capital commitment or contribution to, or other investment in, any Person, or any capital expenditure after the date hereof;

(ii) all Contracts containing any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of the Company or any of its Subsidiaries (or, following the Closing, Holdco or its Affiliates, including the Second Surviving Company) to own, operate, sell, transfer, pledge or otherwise dispose of any material properties or assets;

(iii) all Contracts (1) that limit or purport to limit the ability of the Company or any of its Subsidiaries to compete in any line of business, industry, or business activity or with any Person or in any geographic area or during any period of time, (2) providing for any material exclusivity obligations or any similar requirement in favor of any third party, (3) granting any exclusive rights to products or services, or (4) that require the Company or any of its Subsidiaries to conduct any business on a “most favored nations” basis with any third party;

(iv) all Contracts obligating the Company, any of its Subsidiaries or any counterparty to purchase or obtain a minimum or specified amount of any product or service, or granting any right of first refusal, right of first offer or similar right with respect to any material assets of the Company or any of its Subsidiaries;

(v) all Contracts relating to the acquisition or disposition of (1) any material tangible asset by the Company or any of its Subsidiaries (other than acquisitions or dispositions of inventory in the ordinary course of business consistent with past practice) or (2) any business (whether by merger, sale of shares, sale of assets or otherwise) that include any earn-out or other similar contingent obligation to be paid by the Company or any of its Subsidiaries after the date hereof;

(vi) all Contracts that require, during the remaining term of such Contract, annual or aggregate payments to or from the Company or any of its Subsidiaries of $200,000 or more;

(vii) all interest rate, currency or other hedging Contracts;

(viii) any and all (A) grants of a license, covenant, immunity, assignment, or other rights under or relating to any Intellectual Property or IT Systems owned, licensed, used or held for use in connection with the Company or any of its Subsidiaries’ businesses, (1) by a third party to the Company or any of its Subsidiaries, or (2) by the Company or any of its Subsidiaries in favor of any third party, and (B) Contracts under which the Company or any of its Subsidiaries is obligated to pay royalties for the use of Intellectual Property or IT Systems, and all other material licensing Contracts, including those pursuant to which any Intellectual Property are licensed by or to the Company or any of its Subsidiaries and including material transfer agreements, services agreements, scientific advisory board agreements, coexistence agreements, and agreements with covenants not to sue, in each case, other than (w) in-bound “shrink wrap” or other licenses granting nonexclusive rights to use Off-the-Shelf Software, (x) customer, vendor or channel partner Contracts (including master services agreements, statements of work, work orders, services agreements and consulting

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agreements) substantially on Company’s standard forms entered into in the ordinary course of business consistent with past practice, (y) Contracts with the Company’s or its Subsidiaries’ employees or contractors substantially on Company’s standard forms made available to the SPAC entered into in the ordinary course of business consistent with past practice (and without any material exceptions or modifications thereto), and (z) non-disclosure agreements entered into in the ordinary course of business (and without any material exceptions or modifications thereto) (collectively, the types of Contracts referenced in clauses (w) through (z), the “Standard Contracts”);

(ix) any and all Contracts relating to Patents, Trademarks, Copyrights, Trade Secrets and other Owned IP, other than Standard Contracts;

(x) any joint venture, strategic alliance, partnership or similar arrangement involving a sharing of profits or expenses of payments based on material revenues or profits of the Company or any of its Subsidiaries;

(xi) all Contracts with any Governmental Entity to which the Company or any of its Subsidiaries is a party or any of its assets or properties is bound with aggregate payments or receipts, in the case of each such Contract, equal to or in excess of $150,000, other than any Permits;

(xii) all Contracts that are between or among (x) the Company, on the one hand, and (y) any Company Shareholders, any of the Company’s Affiliates (excluding the Company), or any current or former director, manager, officer or employee of the Company or any of its Subsidiaries, or any immediate family member or Affiliate of any of the foregoing (each, a “Related Party”), on the other hand, and (i) pursuant to which the Company or any of its Subsidiaries uses a property or right, tangible or intangible, that is owned by a Related Party, (ii) pursuant to which any Related Party has any economic interest in any other Contracts of the Company or any of its Subsidiaries or any Contracts that the Company or any of its Subsidiaries or its or their respective assets and properties are bound, or (iii) in which a Related Party is a borrower or lender, as applicable, under any Indebtedness owed by or to the Company or any of its Subsidiaries, and in each case of clauses (i) through (iii), will survive the Closing and, in the case of each such Contract, has aggregate payments or receipts equal to or in excess of $120,000;

(xiii) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts to which the Company or any of its Subsidiaries is a party that have aggregate payments or receipts, in the case of each such Contract, equal to or in excess of $200,000;

(xiv) any Contract relating to the incurrence of Indebtedness for borrowed money (including for the purposes of this Section 3.12(a)(xiv) any letters of credit, performance bonds and surety bonds, whether or not drawn or called, but not including intercompany Indebtedness) having an aggregate principal amount equal to or in excess of $200,000;

(xv) all Contracts relating to the voting or control of the Company Shares or the election of directors of the Company (other than the Company Constitution);

(xvi) all collective bargaining or other agreements with a labor union or labor organization;

(xvii) all Contracts involving the settlement, conciliation or similar agreement of any Action or threatened Action;

(xviii) all Contracts involving the payment of any earnout or similar contingent payment; and

(xix) all Contracts requiring any annual or aggregate capital expenditure or capital commitment equal to or in excess of $200,000.

(b) Each Material Contract is in full force and effect and, in accordance with its terms, constitutes a legal, valid, binding and enforceable obligation of the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, of the other parties thereto, except where such failures to be valid, binding, enforceable or in full force and effect have not been and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Company, and subject to the effect of applicable Enforceability Exceptions. Except as otherwise set

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forth in Section 3.12(b) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries, as applicable, on the one hand, nor, to the Knowledge of the Company, any other party thereto, is in material breach of or default under (whether with or without the passage of time or the giving of notice or both) of any Material Contract. Neither the Company nor any of its Subsidiaries have received any claim of default under any Material Contract, except for any such conflicts, violations, breaches, defaults or other occurrences which are not, or would reasonably be expected not to be, material to the Company and its Subsidiaries (taken as a whole) or the Business. No party to a Material Contract has provided, nor has the Company received, any notice of any intention to terminate, not renew, or materially modify, any Material Contract. Neither the Company nor any of its Subsidiaries, as applicable, have assigned, delegated or otherwise transferred any of their respective rights or obligations under any Material Contract or granted any power of attorney with respect thereto.

(c) Correct and complete copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to the SPAC.

Section 3.13 Permits. Except as would not reasonably be expected to, individually or in the aggregate, materially adversely impact the Company and its Subsidiaries (taken as a whole) or the Business, the Company and its Subsidiaries have all Permits that are required for the operation of the Business as presently conducted, and all such Permits obtained by the Company and its Subsidiaries are valid and in full force and effect. Neither the Company nor any of its Subsidiaries are in default under or violation or breach of, and no event has occurred which, with the lapse of time or the giving of notice, or both, would constitute a default under or violation or breach of, any term, condition or provision of any such Permit or would reasonably be expected to result in the revocation, suspension, lapse or limitation of any such Permit. None of such Permits have been challenged, suspended or revoked and no written statement of intention to challenge, suspend, revoke or terminate any such Permit has been received by the Company. Neither the Company nor any of its Subsidiaries have received any notice from any Governmental Entity regarding any material violation of any such Permit. There has not been and there is not any pending or, to the Company’s Knowledge, threatened Action, investigation or disciplinary proceeding by or from any Governmental Entity against the Company or any of its Subsidiaries involving any such Permit. Such Permits will not be terminated or impaired or become terminable as a result of the Transactions. All fees and charges with respect to such Permits as of the date hereof have been paid in full. The Company has made available to SPAC a true, correct and complete copy of each such Permit.

Section 3.14 Compliance with Laws. The Company currently conducts and, since January 1, 2023 has conducted the Business, in all material respects, in compliance with, all applicable Laws and Orders. Since January 1, 2023, (i) no event has occurred or circumstance exists that (with or without notice or due to lapse of time) would reasonably constitute or result in a material violation by the Company or any of its Subsidiaries of, or failure on the part of the Company or any of its Subsidiaries to comply in all material respects with, or any Liability suffered or incurred by the Company or any of its Subsidiaries in respect of any material violation of or material noncompliance with, any Laws, Orders or policies of any Governmental Entity that are or were applicable to the Company or any of its Subsidiaries or the conduct or operation of the Business or the ownership or use of any of their respective assets and properties and (ii) no Action is pending, or to the Knowledge of the Company, threatened, alleging any such violation or noncompliance by the Company or any of its Subsidiaries.

Section 3.15 Taxes.

(a) The Company and each of its Subsidiaries has duly and timely filed (taking into account any applicable extensions of time to file) all income and other material Tax Returns required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. The Company and each of its Subsidiaries has paid all income and other material Taxes due and payable by it (whether or not shown as due on such Tax Returns). The unpaid Taxes of the Company or of any of its Subsidiaries (for the absence of doubt, calculated on the basis of a closing of the books as of the Closing Date) will not, as of the Closing Date, exceed the reserves for any Liability for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the applicable Company Financial Statements, as adjusted for the passage of time in accordance with the past custom and practice of the Company in filing Tax Returns.

(b) The Company and all of its Subsidiaries have withheld and paid to the appropriate Taxing Authority all material Taxes required to be withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party.

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(c) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency, which waiver or extension has not since expired.

(d) There are no Liens for Taxes upon any of the assets of the Company or any of its Subsidiaries, other than Permitted Liens.

(e) No Tax audits or administrative or judicial Tax proceedings are pending or being conducted, or threatened in writing, with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has been audited by any Taxing Authority and no change or adjustment has been required in connection with any such audit. The Company and its Subsidiaries have not applied for a ruling relating to Taxes or entered into a “closing agreement” as described in Section 7121 of the Code (or any comparable provisions of state, local or foreign Law) with any Governmental Entity which could be binding on Holdco, the SPAC, the Company, any Subsidiaries of the Company, or any of their Affiliates after the Closing Date. No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Company or any of its Subsidiaries, taken as a whole.

(f) The Company and its Subsidiaries (i) have not been a consolidated, affiliated, combined, unitary or other group of companies for any Tax purposes or (ii) have no liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law) or as a transferee or successor. The Company and its Subsidiaries are not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation Contract, or any other contractual obligation to pay the Tax obligation of another Person (other than any Tax allocation, indemnity or sharing provision in agreements entered into in the ordinary course of business consistent with past practice and not primarily concerning Taxes).

(g) Neither the Company nor its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution of shares intended to qualify for tax-free treatment under Section 355 of the Code.

(h) The Company and its Subsidiaries have not been a party to a transaction that is a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax Law.

(i) No claim has ever been made by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by, or required to file a Tax Return in, that jurisdiction.

(j) The Company and its Subsidiaries do not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(k) The Company and each of its Subsidiaries is in compliance in all material respects with all applicable transfer pricing Laws, including the execution and maintenance of contemporaneous documentation substantiating transfer pricing practices and methodologies.

(l) The Company and each Subsidiary is not nor will be liable for any material Tax as a result of (i) a change in method of Tax accounting or period made on or prior to the Closing Date, (ii) an installment sale or “open transaction” disposition occurring on or prior to the Closing Date, (iii) a prepaid amount received, accrued, or paid on or prior to the Closing Date, (iv) intercompany transactions, or (v) any other election prior to the Closing Date that has deferred more than an immaterial amount of income (or accelerated more than an immaterial item of loss or deduction) that would otherwise have accrued, including in each case comparable provisions of state, local and non-U.S. Laws.

(m) The Company and its Subsidiaries have not taken or agreed to take any action, and is not aware, after reasonable diligence, of the existence of any fact or circumstance that could, reasonably be expected to prevent or impede the applicable elements of the Transactions from qualifying for the Intended Tax Treatment.

Section 3.16 Intellectual Property.

(a) Section 3.16(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all (i) registrations or applications for registration of Intellectual Property with any Governmental Entity or authorized private registrar that are owned (whether exclusively, jointly with another Person or otherwise) or filed

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by the Company or any of its Subsidiaries or in which the Company or its Subsidiaries has or purports to have an exclusive interest of any nature (collectively, the “Registered IP”), specifying as to each, as applicable: (A) the nature of such Intellectual Property; (B) the owner of such Intellectual Property and the nature of such ownership; and (C) the jurisdictions by or in which such Intellectual Property has been issued or registered or in which an application for such issuance or registration has been filed, along with the relevant registration or application number, and the filing and registration dates (as applicable); and (ii) material unregistered Company Software, material unregistered Trademarks and material social media accounts, in each case, that are Owned IP. Each item of Registered IP is subsisting and, to the Knowledge of the Company, is valid and enforceable and in each case, has not (x) been adjudged by a court of competent jurisdiction to be invalid or unenforceable in whole or in part, or (y) been challenged in any interference, opposition, reissue, reexamination, revocation or equivalent proceeding, and no such proceeding has been threatened with respect to any such Registered IP. All registration, maintenance and renewal fees currently due in connection with such Registered IP have been paid and all documents, recordations and certificates in connection with such Registered IP currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Registered IP and recording the Company’s or its Subsidiaries’ ownership interests therein.

(b) The Company or one of its Subsidiaries is the sole and exclusive owner to all right, title and interest in and to all Owned IP, including the items of Intellectual Property identified in Section 3.16(a) of the Company Disclosure Schedule as being owned by the Company or its Subsidiaries (other than any co-owners disclosed in Section 3.16(a) of the Company Disclosure Schedule), and Owned Software, and to their Knowledge, otherwise possesses the valid and enforceable rights to use, sell, or license, as currently used, sold, or licensed in the Businesses all other Intellectual Property and IT Systems used in or necessary to conduct the Business, in each case, free and clear of all Liens, other than Permitted Liens. None of the foregoing will be, with or without notice or lapse of time, impaired, altered, extinguished or otherwise impacted by, or result in a breach of or default under any Contract required to be set forth in Section 3.12(a) of the Company Disclosure Schedule, or give any other Person the right or option to cause or declare any of the foregoing (including a loss of, or Lien on, any Owned IP), nor will require any consent, notification, approval, waiver, or payment or grant of additional amounts or consideration, as a result of the execution, delivery, or performance of this Agreement or the Closing. Other than as set forth in Section 3.16(a) of the Company Disclosure Schedule, there are no facts, circumstances, or information that would or reasonably could be expected to materially adversely affect, limit, restrict, impair, or impede the ability of the SPAC or any of its Affiliates to use or practice the Owned IP (or, to the Knowledge of the Company, any other Intellectual Property used in or necessary for the conduct or operation of the Business) upon the Closing in the same manner as currently used and practiced by the Company and its Subsidiaries.

(c) The product candidates under development by the Company or its Subsidiaries or the methods of manufacturing or using the product candidates fall within the scope of the claims of one or more Patent or pending Patent applications owned or co-owned by, or exclusively licensed to, the Company or its Subsidiaries. Each Intellectual Property used by the Company or its Subsidiaries in the performance of any services under any Contract is, and upon the performance of such Contract remains, owned or co-owned by or in-licensed to the Company or its Subsidiaries, and no client, customer or other Person, except as specified in Section 3.16(a) of the Company Disclosure Schedule, has any rights to the Intellectual Property used by the Company or its Subsidiaries in the performance of any such Contract.

(d) Except as set forth in Section 3.16(d) of the Company Disclosure Schedule, to their Knowledge, the Company and its Subsidiaries do not require any Intellectual Property owned by a third party, for which they are not authorized or licensed to use, in order to conduct its Business as currently conducted. Except as set forth in Section 3.16(d) of the Company Disclosure Schedule and to the Knowledge of the Company, (A) the Company, its Subsidiaries, the operation of the Business of the Company and its Subsidiaries as currently conducted (including their products and services or the development, use, sale, offer for sale, marketing, training, teaching, improving, or commercialization thereof), and to the Knowledge of the Company, the use of any Intellectual Property by the Company, its Subsidiaries or by third Persons in the conduct of the Business, does not and did not, infringe, misappropriate, conflict with, or otherwise violate the Intellectual Property rights, including rights of privacy, publicity and endorsement, of any third party, or constitute unfair competition or trade practices; (B) to the Knowledge of the Company, there is no current or past infringement, misappropriation, or other violation by third parties of any Owned IP, and neither the Company nor any of its Subsidiaries has sent to any Person any notice, charge, complaint, claim, or other assertion against such third Person claiming infringement or violation by or misappropriation of any Owned IP; (C) there has been no, and is no pending or, to the Knowledge of the Company, threatened Action by any Person challenging the

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rights of the Company or any of its Subsidiaries in or to any Owned IP; (D) there has been no, and is no, pending or, to the Knowledge of the Company, threatened Action by any Person challenging the validity, enforceability or scope of any Owned IP; (E) there has been no, and is no, pending or, to the Knowledge of the Company, threatened Action by any Person (nor has the Company or any of its Subsidiaries received any claim (including unsolicited offers to license Patents) from a third party) alleging that the Company or any Subsidiary or any of their use of any Intellectual Property or the conduct of the Business (including any product or service) infringes, misappropriates, or otherwise violates, or would, upon the commercialization of any product or service, infringe, misappropriate, or otherwise violate, any Intellectual Property of any other Person.

(e) Each of the Company and each of its Subsidiaries has taken and takes commercially reasonable measures to maintain and protect all Owned IP and to maintain and protect the confidentiality of any and all Trade Secrets included in the Owned IP, including all source code and algorithms for any Owned Software. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has disclosed any confidential Owned IP or Trade Secrets to any third Person, and no third Person (including any or all present or former founders, employees, officers, directors or contractors of or to the Company or any of its Subsidiaries) are privy to any Trade Secrets of the Company or any of its Subsidiaries other than pursuant to a valid and enforceable written non-disclosure and confidentiality agreement (substantially on Company’s standard forms made available to the SPAC or forms of counterparties to those agreements) restricting the use and disclosure thereof without the prior authorization of the Company or its Subsidiaries, and there has been no breach of any such agreement.

(f) The Company and its Subsidiaries are in compliance in all material respects with the license terms of any Open Source Software that is or has been included, incorporated or embedded in, linked to, combined or distributed with, or used in connection with any Owned Software. No Person other than the Company or its Subsidiaries possesses or has an actual or contingent right to access or possess (including pursuant to escrow), a copy in any form of any source code or system documentation for any Owned Software. No Owned Software is subject to Copyleft Terms.

(g) Except as disclosed in Section 3.16(g) of the Company Disclosure Schedule, each Person (including each present or former founder, employee, officer, director, agent, consultant and contractor of the Company or any of its Subsidiaries) who has contributed to or participated in the creation, authorship, modification or development of any Intellectual Property for or on behalf of the Company or any of its Subsidiaries or any predecessor in interest thereto either: (i) is a party to a “work-for-hire” agreement under which the Company or any of its Subsidiaries is deemed to be the original owner/author of all property rights therein; (ii) has executed a valid and enforceable written agreement validly and presently assigning in favor of the Company or any of its Subsidiaries all right, title and interest in and to all Intellectual Property arising out of such Person’s employment by, engagement by, or Contract with the Company or its Subsidiaries (or all such rights vest in the Company or one of its Subsidiaries by operation of law) or (iii) only with respect to rights that cannot be assigned pursuant to an agreement described in clause (i) or (ii) of this Section 3.16(g), has licensed to the Company or its Subsidiaries rights to use such Intellectual Property.

(h) Except as disclosed in Section 3.16(h) of the Company Disclosure Schedule, no funding, facilities or resources of any Governmental Entity, multi-national, bi-national, or international organization, university, college, other educational institution, or similar institution, or research center was used in the development of any item of Owned IP, nor does any such Person have any rights, title, or interest in or to any Owned IP. The Company and its Subsidiaries are not obligated to grant licenses or rights to any Owned IP, or are otherwise restricted from enforcing, licensing or excluding others from using or practicing any Owned IP, as a result of any membership or affiliation with any standards setting bodies or similar bodies.

(i) None of Owned IP or other Intellectual Property used or held for use by the Company or its Subsidiaries is subject to any pending or outstanding Order or other disposition of dispute that adversely restricts the ownership, use, transfer, registration or licensing of any such Intellectual Property by the Company or its Subsidiaries, or that would impair the validity or enforceability of any Owned IP.

(j) To the Knowledge of the Company, none of the execution, delivery or performance by the Company of this Agreement or any of the Ancillary Agreements to which the Company or any of its Subsidiaries is or will be a party or the consummation of the Transactions will, with or without notice or lapse of time: (i) cause any Intellectual Property or IT System, used or held for use by the Company or any of its Subsidiaries immediately prior to the Closing, to not be owned, licensed or available for use by the Company or any of its Subsidiaries on substantially the same terms and conditions immediately following the Closing or (ii) require any additional payment obligations

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by the Company or any of its Subsidiaries in order to use or exploit any other such Intellectual Property or IT Systems to the same extent as the Company or such Subsidiary was permitted before the Closing; or (iii) result in or give any other Person the right or option to cause or declare (A) the disclosure to a third Person of any Owned Software’s source code; (B) a loss of, or Lien on, any Owned IP; (C) the grant, assignment, or transfer to any other Person of any license, immunity, or covenant not to assert, or other right, title or, interest in or to any Owned IP, Company IT Systems, or any other Intellectual Property owned or controlled by the SPAC or any of its Affiliates; or (D) the Company, any of its Subsidiaries, SPAC or any of its Affiliates to be bound by, or subject to, any license, covenant not to assert, or other restriction on the ownership or use of any Owned IP or Company IT System.

(k) Except with respect to the agreements listed in Section 3.12(a)(ix) of the Company Disclosure Schedule, the Company is not, and each of its Subsidiaries are not, obligated under any Contract to make any payments by way of royalties, fees, or otherwise to any owner or licensor of, or other claimant to, any Intellectual Property.

(l) To the Knowledge of the Company, the Company IT Systems are (i) sufficient for the current needs of the Business, including as to capacity, scalability, and ability to process peak volumes in a timely manner; (ii) operate and perform in all respects as required for the operation of the Company and its Subsidiaries; and (iii) together with the Owned Software, are free of all viruses, worms, “back doors”, “time bombs”, “drop dead devices”, Trojan horses and other material contaminants, Software routines, or hardware components that permit unauthorized access or the unauthorized disablement or erasure of data, Company IT Systems, or Software and do not contain any bugs, errors, or problems of a material nature that would disrupt or have an adverse impact on the confidentiality, integrity, operation, and availability of the Company IT Systems, applications, or Software. The Company IT Systems have not, in the prior three (3) years, suffered any material (A) security breaches or unauthorized access that adversely affected the Company IT Systems or the information stored thereon; or (B) failure or malfunction. The Company and its Subsidiaries have implemented commercially reasonable backup, anti-virus, malware protection, server patch, intrusion detection, and disaster recovery technology, policies and procedures and all other security and incident detection and response measures (including access control protocols), in each case, consistent with applicable regulatory standards and industry best practices.

(m) The Company and each of its Subsidiaries has implemented, and required its vendors to implement, adequate policies and commercially reasonable security (i) regarding the collection, use, disclosure, retention, processing, transfer, confidentiality, integrity, availability and value of Personal Information, and business proprietary or sensitive information (including all Trade Secrets, items of Intellectual Property rights that are confidential, confidential information, data and materials licensed by the Company or its Subsidiaries or otherwise used in the operation of the Business); and (ii) regarding the integrity and availability of the information technology networks and software applications the Company or any of its Subsidiaries owns, operates, or outsources. To the Knowledge of the Company, the Company and each of its Subsidiaries is and has been in material compliance with all applicable Data Protection Laws, internal and external Company policies, and contractual obligations relating to data privacy, data protection and data security. To the Knowledge of the Company, the Company and each of its Subsidiaries has not experienced any information security incident that has compromised the integrity or availability of the information technology networks and software applications the Company or any of its Subsidiaries owns, operates, or outsources, and there has been no loss, damage, or unauthorized access, disclosure, use, or breach of security of any information of the Company or any of its Subsidiaries in its possession, custody, or control, or otherwise held or processed on its behalf. Neither the Company nor any of its Subsidiaries has received any notice of any claims, investigations, or alleged violations of law, regulation or contract with respect to Personal Information or information security-related incidents, nor has the Company or any of its Subsidiaries notified, or been required by any Data Protection Law to notify, any person or entity of any Personal Information or information security-related incident. The Transactions will not result in the violation of any Data Protection Laws or the privacy policies of the Company or any of its Subsidiaries.

(n) The Company and its Subsidiaries (i) have not received and have no Knowledge of any (A) complaint, claim, proceeding or litigation alleging that training data used in the development, training, improvement or testing of any proprietary AI/ML Software was falsified, biased, untrustworthy or manipulated in an unethical or unscientific way; (B) report, finding or impact assessment of any internal or external auditor, technology review committee, independent technology consultant, whistle-blower, transparency or privacy advocate, labor union, journalist or academic that makes any such allegation in (A); or (C) request from regulators or legislators concerning any proprietary AI/ML; (ii) have not (1) used any AI/ML to generate, create, or develop any Owned IP; (2) included

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any Owned IP in any prompts or inputs into any AI/ML except for AI/ML hosted within the Company that do not transmit data to any third party or in cases where such AI/ML do not use such information, prompts or services to train the machine learning or algorithm of such tools or improve the services related to such tools; or (3) used any AI/ML (nor sold or offered for sale or distribution any AI product) either (x) for any “Prohibited Artificial Intelligence Practices” (as described in Article 5 of the European Union’s Artificial Intelligence Act); or (y) that is considered “high-risk” (as described in Article 5 of the European Union’s Artificial Intelligence Act). The Company has not used any “scrapers,” “spiders,” “bots” or other automated Software programs or processes to extract or collect information, data, or content from any social media network or any other third party online source.

(o) To the Knowledge of the Company, the Company and its Subsidiaries use all AI/ML in compliance with any applicable license terms, consents, agreements and laws. To their Knowledge, the Company and its Subsidiaries have not included and do not include any sensitive Personal Information, Trade Secrets or other confidential or proprietary information of the Company or any of its Subsidiaries, or of any third Person under an obligation of confidentiality by the Company or any of its Subsidiaries, in any prompts or inputs into any AI/ML, except in cases where such AI/ML do not use such information, prompts or services to train the machine learning or algorithm of such tools or improve the services related to such tools. To their Knowledge, the Company and its Subsidiaries have not used AI/ML to develop any Owned IP that the Company or its Subsidiaries intend to maintain as proprietary in a manner that would reasonably be expected to adversely affect the Company’s or its Subsidiaries’ ownership or rights therein.

Section 3.17 Employee Benefit Plans.

(a) Section 3.17(a) of the Company Disclosure Schedule sets forth a correct and complete list of all Company Benefit Plans. With respect to each Company Benefit Plan, the Company has made available to SPAC a true and complete copy, to the extent applicable, of: (i) each writing constituting a part of such Company Benefit Plan and all amendments thereto, including all plan documents, material employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent annual report and accompanying schedule; (iii) the current summary plan description and any material modifications thereto; (iv) the most recent annual financial reports; (v) the most recent determination letter received by the Company or any of its Subsidiaries from the applicable Governmental Entity regarding the tax-qualified status of such Company Benefit Plan and (vi) the most recent written results of all required compliance testing.

(b) In the past six (6) years, neither the Company or any of its ERISA Affiliates have sponsored, maintained, contributed to or been required to contribute to a plan that is (i) subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA) or (iii) a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(c) There are no pending or, to the Knowledge of the Company, threatened Actions against or relating to the Company Benefit Plans or the assets of any of the trusts under such Company Benefit Plans (other than routine benefits claims). No Company Benefit Plan is presently under audit or examination (nor has notice been received by the Company of a potential audit or examination) by any Governmental Entity.

(d) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company, there are no existing circumstances that could reasonably be expected to affect adversely the qualified status of any such Company Benefit Plan. Each Company Benefit Plan has been established, administered and funded in all material respects accordance with its terms and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws. There is not now, nor, to the Knowledge of the Company, do any circumstances exist that could give rise to, any requirement for the posting of security with respect to any Company Benefit Plan or the imposition of any Lien on the assets of the Company or any of its Subsidiaries under ERISA or the Code. All premiums due or payable with respect to insurance policies funding any Company Benefit Plan have been made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Company 2024 Balance Sheet.

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(e) Neither the Company, any of its Subsidiaries, any Company Benefit Plan nor, to the Knowledge of the Company, any trustee, administrator or other third-party fiduciary and/or party-in-interest thereof, has engaged in any breach of fiduciary responsibility or any non-exempt “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) to which Section 406 of ERISA or Section 4975 of the Code applies and which could subject the Company or any ERISA Affiliate to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code, which, assuming the taxable period of such transaction expired as of the date hereof, could reasonably be expected to result in a material liability to the Company or any of its Subsidiaries.

(f) None of the Company Benefit Plans provide retiree health, welfare or life insurance benefits, except as may be required by Section 4980B of the Code or any other applicable Law.

(g) Neither the execution and delivery of this Agreement nor the consummation of the Transactions could (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company or any of its Subsidiaries with respect to any Company Benefit Plan; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits, (iv) directly or indirectly cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, or (v) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Amalgamation Effective Time. No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from the Company as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.

(h) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in combination with another event) result in the payment of any amount that would, individually or in combination with any other such payment, be an “excess parachute payment” within the meaning of Section 280G of the Code.

(i) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in all material respects in documentary compliance with, and has been administered in all material respects in compliance with Section 409A of the Code.

Section 3.18 Labor Matters.

(a) Section 3.18(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of each of the five highest compensated officers or employees of the Company and its Subsidiaries as of the date hereof, setting forth the name, title, current salary or compensation rate for each such person and total compensation (including bonuses and commissions) paid to each such person for the fiscal year ended December 31, 2024.

(b) (i) The Company and its Subsidiaries have been in compliance in all material respects with all applicable Laws and Orders with respect to the employment of employees of the Company and its Subsidiaries, including employment practices, employee classification, labor relations, health and safety, wages, hours and terms and conditions of employment and fair labor standards, (ii) except as would not result in material liability to the Company and its Subsidiaries, taken as a whole, the Company and each of its Subsidiaries has declared and paid all applicable social security charges and contributions on due time, (iii) there are no material Actions or disputes pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company, any of its Subsidiaries, or any employee of the Company or its Subsidiaries relating to any of the foregoing Laws and (iv) except as would not result in material liability to the Company and its Subsidiaries, taken as a whole, all employees of the Company and its Subsidiaries have been paid all wages, salaries, commissions, bonuses, social insurance, housing fund, overtime payment, benefits and other compensation due to or on behalf of such Person.

(c) The Company and its Subsidiaries have no material liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from overtime wages. Except as would not result in material liability to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries have (x) obtained Forms I-9 for each employee of the Company and/or its Subsidiaries working as an employee in the United States (if any) and such other verification documentation required for such employee whose primary work location is outside of the United States and (y) retained such forms for the required period pursuant to the United States Immigration Reform and Control Act or similar foreign, state or local Laws.

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(d) The Company is not a party to or subject to any collective bargaining agreement, or any similar agreement, and there has been no activity or proceeding by a labor union or representative thereof to organize any employees of the Company. There is no, and in the past three (3) years there has not been any, labor strike, material slowdown or material work stoppage or lockout pending or, to the Knowledge of the Company, threatened against or affecting the Company or its Subsidiaries, and none of the Company or its Subsidiaries has experienced any strike, material slowdown or material work stoppage, lockout or other collective labor action by or with respect to their employees.

(e) There are no pending or, to the Knowledge of the Company, threatened Actions against the Company or its Subsidiaries under any worker’s compensation policy or long-term disability policy. There is no unfair labor practice charge or complaint pending before any applicable Governmental Entity relating to the Company or its Subsidiaries or any employee or other service provider thereof.

(f) To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries, in the ordinary course of his or her duties, has breached any obligation to a former employer in respect of any covenant against competition or soliciting clients or employees or servicing clients or any confidentiality or proprietary right of any former employer.

(g) To the Knowledge of the Company, no allegations of sexual harassment have been made to the Company or its subsidiaries against any individual in his or her capacity as director or an employee of the Company or its Subsidiaries.

(h) The Company and its Subsidiaries have not paid or promised to pay any bonus to any employee in connection with the consummation of the Transactions.

(i) To the Knowledge of the Company, no senior executive or other key employee of the Company or any of its Subsidiaries has provided notice of his or her intention to terminate his or her employment as a result of or following the consummation of the transactions contemplated by this Agreement.

(j) Neither the Company nor any of its Subsidiaries has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Law that remains unsatisfied.

(k) All obligations of the Company and its Subsidiaries applicable to their employees, whether arising by operation of Law, by Contract, by past custom or otherwise, or attributable to payments by the Company and its Subsidiaries to trusts or other funds or to any Governmental Entity, with respect to unemployment compensation benefits, social security benefits or any other benefits due to their employees have been paid. All reasonably anticipated obligations of the Company and its Subsidiaries with respect to such employees (except for those related to wages during the pay period immediately prior to the Closing Date and arising in the ordinary course of business), whether arising by operation of Law, by contract, by past custom, or otherwise, for salaries and holiday pay, bonuses and other forms of compensation payable to such employees in respect of the services rendered by any of them prior to the date hereof have been or will be paid by the Company or its Subsidiaries prior to the Closing Date.

Section 3.19 Anti-Corruption Laws; Anti-Money Laundering Laws; Sanctions; etc.

(a) The Company, its Subsidiaries, its and their directors, officers and employees and, to the Knowledge of the Company, its and their other Representatives (in each case, while acting on behalf of the Company or its Subsidiaries): (i) are and have since April 24, 2019, been in compliance, in all material respects, with economic or financial sanctions, trade embargoes or restrictions administered, enacted or enforced by any Governmental Entity (collectively, “Sanctions”); and (ii) are and for the five years prior to the date hereof have been in compliance, in all material respects, with (A) the Foreign Corrupt Practices Act of 1977, as amended, and the Prevention of Corruption Act 1960 of Singapore, as amended, and any comparable or similar Law of any jurisdiction applicable to the Company and its Subsidiaries relating to anti-bribery or anti-corruption (collectively, “Anti-Corruption Laws”), (B) applicable Laws related to export controls, including the U.S. Export Administration Regulations, 15 C.F.R. §§ 730, et seq., and any other equivalent or comparable Laws of other countries (collectively, “Export Control Laws”), (C) applicable Laws related to anti-money laundering or counter financing of terrorism, including the Money Laundering Control Act of 1986, 18 U.S.C. §§ 1956, 1957, and any other equivalent or comparable Laws of other countries (collectively, “Anti-Money Laundering Laws”), (D) applicable Laws related to anti-boycott regulations, as administered by the U.S.

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Department of Commerce, and (E) applicable Laws related to importation of goods, including Laws administered by the U.S. Customs and Border Protection, Title 19 of the U.S.C. and C.F.R., and any other equivalent or comparable Laws of other countries (collectively, “International Trade Control Laws”).

(b) Neither the Company nor any of its Subsidiaries nor any of its or their directors, officers or employees, nor, to the Knowledge of the Company, any other Representative of the Company or its Subsidiaries, is or is unlawfully acting under the direction of, on behalf of or for the benefit of a Person that is (i) the subject or target of Sanctions; (ii) designated on any applicable Sanctions or similar lists administered by an Governmental Entity, including the U.S. Department of the Treasury’s Specially Designated Nationals List, the U.S. Department of Commerce’s Denied Persons List and Entity List, the U.S. Department of State’s Debarred List, HM Treasury’s Consolidated List of Financial Sanctions Targets and the Investment Bank List, or any similar list enforced by any other relevant Governmental Entity, as amended from time to time, or any Person 50% or greater owned or, as applicable, controlled by any of the foregoing (collectively, “Prohibited Party”); (iii) located, organized or ordinarily resident in a country or territory that is, or whose government is, the subject or target of comprehensive Sanctions, including, as of the date of this Agreement, Crimea, the so-called Donetsk People’s Republic or Luhansk People’s Republic regions of Ukraine, Cuba, Iran, and North Korea (collectively, “Sanctioned Countries”); or (iv) an officer or employee of any Governmental Entity or public international organization, or officer of a political party or candidate for political office. Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any Representative of the Company or its Subsidiaries (while acting on behalf of the Company or its Subsidiaries), (A) has since April 24, 2019, participated in any unlawful transaction involving a Prohibited Party, or any Sanctioned Country (or the government thereof), (B) to the Knowledge of the Company, has in the past five years exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology, or services in material violation of any Export Control Laws, or (C) has in the past five years participated in any transaction in material violation of or connected with any purpose prohibited by Anti-Corruption Laws, Sanctions, Export Control Laws, Anti-Money Laundering Laws or any International Trade Control Laws, including support for international terrorism and nuclear, chemical, or biological weapons proliferation.

(c) Neither the Company nor any of its Subsidiaries has received notice of, nor been since April 24, 2019, the subject of, any investigation, inquiry or enforcement proceedings by any Governmental Entity regarding any Sanctions and, to the Knowledge of the Company, there are no circumstances likely to give rise to any Sanctions against the Company or any of its Subsidiaries.

(d) Neither the Company nor any of its Subsidiaries have received notice of, nor, to the Knowledge of the Company, has it or they or any of its or their Representatives (while acting on behalf of the Company or its Subsidiaries) been, in the five years prior to the date hereof (or since April 24, 2019 in relation to Sanctions), the subject of, any investigation, inquiry or enforcement proceedings by any Governmental Entity regarding any material offense or alleged offense under Anti-Corruption Laws, Export Control Laws, Anti-Money Laundering Laws, or International Trade Control Laws (including by virtue of having made any disclosure relating to any offense or alleged offense) and, to the Knowledge of the Company, there are no circumstances likely to give rise to any such investigation, inquiry or proceeding.

(e) Neither the Company nor any of its Subsidiaries, as a result of or in connection with the Transactions, has agreed to grant access to any material nonpublic technical information (as defined in 31 C.F.R. § 800.232) to any Foreign Person (as defined in 31 C.F.R. § 800.224) shareholder or grant any other rights that would cause any Foreign Person shareholder’s participation in the Transactions to be a “covered transaction” as defined in 31 C.F.R. § 800.213. Nothing in this Section 3.19(e) relates to the Company’s agreement to grant access to material nonpublic technical information in the ordinary course of business and at all times in compliance with all Laws relating to the Committee on Foreign Investment in the United States, including Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. §4565), and all rules and regulations thereunder, including those codified at 31 C.F.R. Parts 800-802.

(f) Neither the Company nor any of its Subsidiaries is a “covered foreign person”, as that term is defined in 31 C.F.R. § 850.209. Neither the Company nor any of its Subsidiaries currently engages, or has plans to engage, directly or indirectly, in a “covered activity”, as that term is defined in 31 C.F.R. § 850.208 (“Covered Activity”). Neither the Company nor any of its Subsidiaries have any joint ventures that engages in or plans to engage in any Covered Activity. Neither the Company nor any of its Subsidiaries, directly or indirectly, holds a board seat on, have a voting or equity interest in, or have any contractual power to direct or cause the direction of the management or policies of any person or persons that engages or plans to engage in any Covered Activity.

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Section 3.20 Environmental Laws. Neither the Company nor any of its Subsidiaries has (i) received any notice of any alleged claim, violation of or liability under any Environmental Law which has not heretofore been cured or for which there is any remaining liability; (ii) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials; arranged for the disposal, discharge, storage or release of any Hazardous Materials; or exposed any employee or other individual to any Hazardous Materials so as to give rise to any liability or corrective or remedial obligation under any Environmental Laws; or (iii) entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to liabilities arising out of Environmental Laws or the Hazardous Material Activities of the Company or its Subsidiaries. There are no Hazardous Materials in, on or under any properties owned, leased or used at any time by the Company or its Subsidiaries that could give rise to any material liability or corrective or remedial obligation of the Company or any of its Subsidiaries under any Environmental Laws.

Section 3.21 Insurance. All forms of insurance owned or held by and insuring the Company, its Subsidiaries or the Business are set forth in Section 3.21 of the Company Disclosure Schedule (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy), and such policies are legal, valid, binding, enforceable and in full force and effect. All premiums with respect to such policies covering all periods up to and including the Closing Date have been or will be paid when due, and no notice of cancellation or termination has been received with respect to any such policy which was not replaced on substantially similar terms prior to the date of such cancellation or termination. There is no existing default or event which, with or without the passage of time or the giving of notice or both, would constitute noncompliance with, or a default under, any such policy or entitle any insurer to terminate or cancel any such policy. Such policies will not in any way be affected by or terminate or lapse by reason of the Transactions. The insurance policies to which the Company or its Subsidiaries, as applicable, is a party are sufficient for compliance with all requirements of all Contracts to which the Company or its Subsidiaries are a party or by which the Company, any of its Subsidiaries or any of its or their assets or properties are bound. Neither the Company nor any of its Subsidiaries have been refused any insurance with respect to its assets or operations or had its coverage limited by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance. The Company and its Subsidiaries do not have any self-insurance or co-insurance arrangements. The Company and its Subsidiaries has reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim. No event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for the denial of any such insurance claim. Neither the Company nor any of its Subsidiaries have made any claim against an insurance policy as to which the insurer has denied coverage.

Section 3.22 Top Vendors and Suppliers. Section 3.22 of the Company Disclosure Schedule sets forth the top ten (10) vendors to and/or suppliers of the Company and its Subsidiaries (taken as a whole) (by spend amount), or all vendors to and/or suppliers of the Company and its Subsidiaries if fewer than ten, for (x) the year ended December 31, 2024 and (y) the period from January 1, 2025 to the date of this Agreement (collectively, the “Material Suppliers”) and the amount of consideration paid to each Material Supplier by the Company during such periods. No such Material Supplier has expressed to the Company or its Subsidiaries its intention to cancel or otherwise terminate, or materially reduce, its relationship with the Company or its Subsidiaries, or that the Company or its Subsidiaries is in material breach of the terms of any Contract with such Material Supplier.

Section 3.23 Information Supplied. The information relating to the Company and its Subsidiaries supplied by or on behalf of Company for inclusion or incorporation by reference (a) in any Current Report on Form 8-K, Report on Form 6-K, Report on Form 20-F, and any exhibits thereto or any other report, form, registration, or other filing made with any Governmental Entity or stock exchange with respect to the Transactions or (b) in the Registration Statement, including the Proxy Statement, does not and will not contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation is made by Company with respect to the information that has been or will be supplied by SPAC or any of its Representatives, or any of Holdco, Merger Sub 1 or Merger Sub 2 or any of its or their Representatives.

Section 3.24 No Other Representations or Warranties; No Reliance.

(a) Except for the representations and warranties contained in this Article III, neither the Company nor any other Person or entity on behalf of the Company has made or makes any representation or warranty, whether express or implied, with respect to the Company, its Affiliates, or any of their respective businesses, affairs, assets,

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Liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the SPAC, its Affiliates or any of their Representatives by or on behalf of the Company. Neither the Company nor any other Person on behalf of the Company has made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the SPAC, its Affiliates or any of their Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or any of its Affiliates, whether or not included in any management presentation.

(b) The Company and each of its Affiliates acknowledges and agrees that, (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of SPAC, (ii) it has been afforded satisfactory access to the books and records, facilities and personnel of SPAC for purposes of conducting such investigation and (iii) except for the representations and warranties contained in Article V, neither the SPAC nor any other Person or entity on behalf of the SPAC has made or makes, and the Company and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the SPAC, its Affiliates or their respective businesses, affairs, assets, Liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company or its Affiliates or any of their Representatives by or on behalf of the SPAC.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HOLDCO AND THE MERGER SUBS

Each of Holdco, Merger Sub 1, and Merger Sub 2, respectively, hereby represents and warrants to the SPAC as follows:

Section 4.1 Organization; Standing and Power. Each of Holdco, Merger Sub 1, and Merger Sub 2 is duly incorporated, formed or organized, validly existing and in good standing (to the extent such concept exists in the relevant jurisdiction) under the laws of its jurisdiction of incorporation, formation or organization. Each of Holdco, Merger Sub 1, and Merger Sub 2 has the requisite corporate or limited liability power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except as would not reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of Holdco, Merger Sub 1, and Merger Sub 2 to perform their obligations under this Agreement or the Ancillary Agreements. None of Holdco, Merger Sub 1, or Merger Sub 2 is in violation of any of the provisions of their respective Organizational Documents. Each of Holdco, Merger Sub 1, and Merger Sub 2 is duly qualified or licensed to do business as a foreign corporation or limited liability company and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary other than in such jurisdictions where the failure to so qualify would not reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of Holdco, Merger Sub 1, and Merger Sub 2 to perform their obligations under this Agreement or the Ancillary Agreements. None of Holdco, Merger Sub 1, or Merger Sub 2 has any assets or properties of any kind other than those incident to its formation and this Agreement, and does not now conduct and has never conducted any business. Holdco, Merger Sub 1 and Merger Sub 2 are each entities that have been formed solely for the purpose of engaging in the Transactions.

Section 4.2 Subsidiaries. Holdco has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any Equity Interests or other interests or investments (whether equity or debt) in any Person other than the Merger Subs. Each of the Merger Subs has no direct or indirect Subsidiaries or participations in joint ventures or other entities, and does not own, directly or indirectly, any Equity Interests or other interests or investments (whether equity or debt) in any Person.

Section 4.3 Capitalization of Holdco and the Merger Subs.

(a) The Founder owns all of the issued and outstanding Equity Interests of Holdco free and clear of all Liens (other than Permitted Liens). Holdco owns all of the issued and outstanding Equity Interests of each of Merger Sub 1 and Merger Sub 2, free and clear of all Liens (other than Permitted Liens).

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(b) All of the issued and outstanding Equity Interests of Holdco, Merger Sub 1, and Merger Sub 2, respectively, have been, and all of the issued and outstanding Equity Interests of Holdco, Merger Sub 1, and Merger Sub 2, respectively, will be as of the Closing, duly authorized and validly issued and fully paid, free and clear of all Liens, options, rights of first offer or refusal, purchase options, preemptive rights, subscription rights or any other similar rights, and were not issued or granted or allocated in violation of (i) any agreement, arrangement, Contract or other commitment to which such Party is a party or is subject to; (ii) any preemptive or similar rights of any Person; or (iii) any applicable Law. With respect to Holdco, Merger Sub 1, and Merger Sub 2, respectively, there are no (1) options, subscription, warrants or rights of conversion, calls, puts, rights of first refusal, preemptive rights or other similar rights, convertible securities, performance units, restricted share units, restricted shares or other Contracts, rights, agreements, arrangements or commitments of any character related to the issued or unissued Equity interests of such Party, or Contracts, rights, agreements, arrangements or commitments obligating such Party to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem, any Equity Interests of such Party or any interest therein, other equity interests or securities convertible into or exchangeable for Equity Interests in such Party, or any other direct or indirect Equity Interests of such Party (whether issued or unissued); (2) share appreciation rights, phantom shares, restricted shares, restricted share units, performance shares, contingent value rights, profit participation or other similar rights or equity equivalents of or with respect to such Party; (3) shares held in treasury; (4) bonds, debentures, notes or other Indebtedness of such Party having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders (or the equivalent thereof) of such Party may vote, are issued or outstanding; (5) voting trusts, shareholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Equity Interests of such Party or to which such Party is a party or by which such Party is bound; or (6) outstanding obligations of such Party to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person.

(c) Except as expressly provided for in this Agreement, as a result of the consummation of the Transactions, no Equity Interests of Holdco, Merger Sub 1 or Merger Sub 2 are issuable and no rights in connection with any Equity Interests of Holdco, Merger Sub 1 or Merger Sub 2 accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).

Section 4.4 Authority; No Violation.

(a) Each of Holdco, Merger Sub 1, and Merger Sub 2 has the requisite corporate power and authority to: (i) execute, deliver and perform this Agreement and the Ancillary Agreements to which it is a party, and each ancillary document that it has executed or delivered or is to execute or deliver pursuant to this Agreement; and (ii) carry out its obligations hereunder and thereunder and to consummate the Transactions (including the Amalgamation and the SPAC Merger). The execution and delivery by Holdco, Merger Sub 1, and Merger Sub 2, respectively, of this Agreement and the Ancillary Agreements to which Holdco, Merger Sub 1, and Merger Sub 2, respectively, is a party, and the consummation by Holdco, Merger Sub 1, and Merger Sub 2, respectively, of the Transactions (including the Amalgamation and the SPAC Merger) have been duly and validly authorized by all necessary corporate action on the part of Holdco, Merger Sub 1, and Merger Sub 2, respectively, and no other proceedings on the part of Holdco, Merger Sub 1, and Merger Sub 2 (or any of their equityholders), respectively, are necessary to authorize this Agreement or the Ancillary Agreements to which they are a party or to consummate the Transactions. This Agreement and the Ancillary Agreements to which Holdco, Merger Sub 1, and Merger Sub 2, respectively, are a party, have been duly and validly executed and delivered by Holdco, Merger Sub 1, and Merger Sub 2, respectively, and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitute the legal and binding obligations of Holdco, Merger Sub 1, and Merger Sub 2, respectively, enforceable against Holdco, Merger Sub 1, and Merger Sub 2, respectively, in accordance with their terms, subject to the effect of any applicable Law relating to Enforceability Exceptions.

(b) The execution, delivery and performance of this Agreement by Holdco, Merger Sub 1 and Merger Sub 2, respectively, and the Ancillary Agreements to which Holdco, Merger Sub 1, and Merger Sub 2, respectively, are a party, and the consummation of the Transactions, do not (and will not, with or without the lapse of time or the giving of notice, or both): (i) contravene, conflict with or result in a violation or breach of or default under the Organizational Documents of such Party; (ii) contravene, conflict with or result in a violation or breach of any provision of any Law or Order applicable to such Party or by which any of such Party’s material assets or properties is bound; (iii) contravene, conflict with or result in a default or breach of (with or without the giving of notice or the passage of time or both), or violate or give rise to any right of termination, cancellation, payment or acceleration under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties, assets or rights of such Party, under any Permit,

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Contract, or other instrument or obligation binding upon such Party or by which any of such Party’s material assets or properties is bound; except, in the case of clauses (ii) and (iii), where such conflict, violation, default, breach or imposition would not reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of such Party to perform its obligations under this Agreement or the Ancillary Agreement to which such party is a Party.

Section 4.5 Consents and Approvals. The execution and delivery of this Agreement by Holdco, Merger Sub 1 and Merger Sub 2, respectively, and the Ancillary Agreements to which Holdco, Merger Sub 1, and Merger Sub 2, respectively, are a party, does not, and the performance of their respective obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for: (i) the filing of the Amalgamation Documents with ACRA and the issuance of the notice of amalgamation by ACRA in respect of the Amalgamation, each in accordance with the Singapore Companies Act; (ii) the filing of the SPAC Plan of Merger with the Secretary of the Commonwealth of Massachusetts; (iii) the filing and effectiveness of the Registration Statement in accordance with the Securities Act and the Exchange Act; (iv) applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder; (v) the filing of any notifications required pursuant to Antitrust Laws, and the expiration of the required waiting periods thereunder; (vi) the filing of the relevant documentation with ACRA and the issuance of a “Certificate of Conversion – Private Company to Public Company” by ACRA in respect of the Holdco in accordance with the Singapore Companies Act; (vii) the filings of the relevant documentation with ACRA in respect of the issuances of the Holdco Ordinary Shares as contemplated in this Agreement, the Warrant Assumption Agreement, and the Transactions contemplated thereunder in accordance with the Singapore Companies Act; and (viii) where the failure to obtain such Consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to be material to Holdco and the Merger Subs (taken as a whole) or reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of any of Holdco, Merger Sub 1, and/or Merger Sub 2 to perform its obligations under this Agreement or the Ancillary Agreements.

Section 4.6 Litigation. As of the date hereof: (a) there are no Actions pending or, to the Knowledge of the Founder, threatened (and to the Knowledge of the Founder, no event has occurred or circumstance exists that is reasonably likely to give rise to, or serve as a basis for, any Action), against any of Holdco, Merger Sub 1, Merger Sub 2, or any of its or their Affiliates, or seeking to prevent the Transactions; and (b) there are no Orders pending or, to the Knowledge of the Founder, threatened, against any of Holdco, Merger Sub 1, Merger Sub 2, or any of its or their Affiliates or to which any of Holdco, Merger Sub 1, Merger Sub 2, or any of its or their Affiliates is otherwise a party, in each case relating to this Agreement or the Transactions.

Section 4.7 Brokers. No Person is or will be entitled to any brokerage, finder’s or other fee, commission or like payment in respect thereof in connection with the Transactions or based upon arrangements made by or on behalf of Holdco or any of its Affiliates.

Section 4.8 Information Supplied. The information relating to Holdco, Merger Sub 1, and Merger Sub 2 supplied by or on behalf of Holdco, Merger Sub 1, or Merger Sub 2 for inclusion or incorporation by reference (a) in any Current Report on Form 8-K, Report on Form 6-K or Report on Form 20-F, and any exhibits thereto or any other report, form, registration, or other filing made with any Governmental Entity or stock exchange with respect to the Transactions or (b) in the Registration Statement, including the Proxy Statement, does not and will not contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation is made by Holdco, Merger Sub 1, or Merger Sub 2 with respect to the information that has been or will be supplied by the Company or any of its Representatives or by the SPAC or any of its Representatives.

Section 4.9 No Other Representations or Warranties; No Reliance.

(a) Except for the representations and warranties contained in this Article IV, neither Holdco, Merger Sub 1, Merger Sub 2, nor any other Person or entity on behalf of Holdco, Merger Sub 1, or Merger Sub 2 has made or makes any representation or warranty, whether express or implied, with respect to Holdco, Merger Sub 1, Merger Sub 2, their Affiliates, or any of their respective businesses, affairs, assets, Liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the SPAC, its Affiliates

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or any of their Representatives by or on behalf of Holdco, Merger Sub 1, and Merger Sub 2. None of Holdco, Merger Sub 1, or Merger Sub 2, nor any other Person on behalf of Holdco, Merger Sub 1, or Merger Sub 2, have made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the SPAC, its Affiliates or any of their Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Holdco, Merger Sub 1, or Merger Sub 2, or any of its or their Affiliates, whether or not included in any management presentation.

(b) Holdco, Merger Sub 1, Merger Sub 2, and each of its and their Affiliates, acknowledges and agrees that, (i) they have conducted their own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of SPAC, (ii) they have been afforded satisfactory access to the books and records, facilities and personnel of SPAC for purposes of conducting such investigation, and (iii) except for the representations and warranties contained in Article V, neither the SPAC nor any other Person or entity on behalf of the SPAC has made or makes, and Holdco, Merger Sub 1, Merger Sub 2, and their Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the SPAC, its Affiliates or their respective businesses, affairs, assets, Liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Holdco, Merger Sub 1, Merger Sub 2, or their Affiliates or any of their Representatives by or on behalf of the SPAC.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE SPAC

Except (i) as disclosed in the SPAC SEC Documents filed prior to the date hereof (other than any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk,” and any other disclosures contained or referenced therein of information, factors, or risks that are predictive, cautionary, or forward-looking in nature), or (ii) as set forth in the correspondingly numbered Section of the SPAC Disclosure Schedule, the SPAC hereby represents and warrants to Holdco and the Company as follows:

Section 5.1 Organization; Standing and Power.

(a) The SPAC is duly incorporated, validly existing and in good standing under the Laws of the Commonwealth of Massachusetts.

(b) The SPAC has all requisite corporate power and authority, and all governmental Permits, to own, lease or otherwise hold, operate, all of its properties and assets and to carry on its business as presently being conducted or proposed to be conducted in all material respects.

Section 5.2 Capitalization of SPAC.

(a) As of the date of this Agreement, the authorized share capital of the SPAC consists of 35,000,000 shares of SPAC Class A Common Stock, 5,000,000 shares of SPAC Class B Common Stock, and 1,000,000 shares of undesignated preferred stock, par value $0.0001 per share. The issued and outstanding capital stock of the SPAC as of the date hereof is as set forth in Section 5.2 of the SPAC Disclosure Schedule. All issued and outstanding SPAC Class A Common Stock, SPAC Class B Common Stock, SPAC Warrants and SPAC Units are validly issued, fully paid and non-assessable and are not subject to preemptive rights.

(b) Except as set forth in Section 5.2 of the SPAC Disclosure Schedule, or contemplated by this Agreement, there are no outstanding (i) securities of the SPAC convertible into or exchangeable for shares or other Equity Interests or voting securities of the SPAC, (ii) options, warrants or other rights (including preemptive rights) or agreements, arrangement or commitments of any character, whether or not contingent, of the SPAC to acquire from any Person, and no obligation of the SPAC to issue, any shares or other Equity Interests or voting securities of the SPAC or any securities convertible into or exchangeable for such shares or other Equity Interests or voting securities, (iii) equity equivalents or other similar rights of or with respect to the SPAC, or (iv) obligations of the SPAC to repurchase, redeem, or otherwise acquire any of the foregoing securities, shares, options, equity equivalents, interests or rights.

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(c) The SPAC has no direct or indirect Equity Interests, participation or voting right or other investment (whether debt, equity or otherwise) in any Person (including any Contract in the nature of a voting trust or similar agreement or understanding) or any other equity equivalents in or issued by any other Person.

Section 5.3 SPAC SEC Documents; Controls.

(a) The SPAC has, since the IPO, timely filed with or furnished to the SEC all forms, reports, schedules and statements required to be filed or furnished by it with the SEC pursuant to the Securities Act and/or the Exchange Act (collectively, as they have been amended, restated, or supplemented since the time of their filing, the “SPAC SEC Documents”). As of their respective filing dates, or, if amended, restated, or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment, restatement, or superseding filing (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), each of the SPAC SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such SPAC SEC Documents, and none of the SPAC SEC Documents contained, when filed or, if amended or superseded prior to the date of this Agreement, as of the date of the last such amendment, restatement, or superseding filing, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of the SPAC, none of the SPAC SEC Documents are the subject of (i) ongoing SEC review or outstanding SEC comment or (ii) outstanding SEC investigation.

(b) The financial statements of the SPAC contained in the SPAC SEC Documents, including any notes and schedules thereto, (i) complied as to form in all material respects with the rules and regulations of the SEC with respect thereto as of their respective dates; (ii) were prepared in accordance with U.S. GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC or as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects in accordance with applicable requirements of U.S. GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the SPAC as of their respective dates and the results of operations and the cash flows of the SPAC for the periods presented therein.

(c) The SPAC has established and maintains a system of “internal controls over financial reporting” (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act and the listing standards of The NYSE American (“NYSE American”). Except as disclosed in the SPAC SEC Documents, the SPAC’s “disclosure controls and procedures” (as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) are reasonably designed to ensure that all material information required to be disclosed by the SPAC in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the SPAC’s management as appropriate to allow timely decisions.

Section 5.4 Trust Account. As of the date of this Agreement, the SPAC has approximately $26,862,762 in the Trust Account, with such funds held in an interest-bearing bank deposit account administered by the Trustee pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of the SPAC and the Trustee, enforceable in accordance with its terms. The Trust Agreement has not been terminated, repudiated, or rescinded, and no such termination, repudiation or rescission is contemplated, and, except as set forth in the SPAC SEC Documents, the Trust Agreement has not been amended, supplemented or modified in any respect, and no further amendment, supplement or modification is contemplated. There are no side letters and there are no agreements, Contracts, with the Trustee or any other Person that would (i) cause the description of the Trust Agreement in the SPAC SEC Documents to be inaccurate in any material respect or (ii) entitle any Person (other than holders of SPAC Public Shares who from and after the date hereof shall have exercised their SPAC Shareholder Redemption Rights) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except (A) to pay taxes from any interest income earned in the Trust Account and (B) to redeem SPAC Public Shares pursuant to the exercise of SPAC Shareholder Redemption Rights. There are no Actions pending or, to the Knowledge of the SPAC, threatened with respect to the Trust Account.

Section 5.5 Employee Benefit Plans. The SPAC does not maintain, sponsor, contribute to or otherwise have any Liability under any Benefit Plan.

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Section 5.6 Absence of Certain Changes or Events. Since the IPO and through the date of this Agreement, (a) there has not been any SPAC Material Adverse Effect and (b) the SPAC has not conducted any business other than its formation, the public offering of its securities (and the related private offerings), the filing or furnishing of public reports under the Exchange Act, the search for, and preparation for the execution of, a Business Combination and in connection with the execution and delivery of this Agreement and the consummation of the Transactions, and other activities in each case that are incidental thereto.

Section 5.7 Compliance with Laws. The SPAC currently conducts and, since the IPO has conducted its business, in all material respects, in compliance with all applicable Laws and Orders. Since the IPO, (i) no event has occurred or circumstance exists that (with or without notice or due to lapse of time) would reasonably constitute or result in a material violation by the SPAC of, or failure on the part of the SPAC to comply in all material respects with, or any Liability suffered or incurred by SPAC in respect of any material violation of or material noncompliance with, any Laws, Orders or policies of any Governmental Entity that are or were applicable to the SPAC or the conduct or operation of its business or the ownership or use of any of its assets and properties and (ii) no Action is pending or, to the Knowledge of the SPAC, threatened, alleging any such violation or noncompliance by the SPAC.

Section 5.8 Taxes.

(a) The SPAC has duly and timely filed (taking into account any applicable extensions of time to file) all income and other material Tax Returns required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. The SPAC has paid all income and other material Taxes due and payable by it (whether or not shown as due on such Tax Returns). The unpaid Taxes of the SPAC (for the absence of doubt, calculated on the basis of a closing of the books as of the Closing Date) will not, as of the Closing Date, exceed the reserves for any Liability for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the applicable financial statements included in the SPAC SEC Documents, as adjusted for the passage of time in accordance with the past custom and practice of the SPAC in filing Tax Returns.

(b) The SPAC has withheld and paid to the appropriate Taxing Authority all material Taxes required to be withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party.

(c) The SPAC has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax assessment or deficiency, which waiver or extension has not since expired.

(d) There are no Liens for Taxes upon any of the assets of the SPAC, other than Permitted Liens.

(e) No Tax audits or administrative or judicial Tax proceedings are pending or being conducted, or threatened in writing, with respect to the SPAC. The SPAC has not been audited by any Taxing Authority and no change or adjustment has been required in connection with any such audit. The SPAC has not applied for a ruling relating to Taxes or entered into a “closing agreement” as described in Section 7121 of the Code (or any comparable provisions of state, local or foreign Law) with any Governmental Entity which could be binding on the SPAC or any of its Affiliates after the Closing Date. No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the SPAC.

(f) The SPAC (i) has not been a consolidated, affiliated, combined, unitary or other group of companies for any Tax purposes or (ii) has no liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law) or as a transferee or successor. The SPAC is not a party to or bound by any Tax indemnity, Tax sharing or Tax allocation Contract, or any other contractual obligation to pay the Tax obligation of another Person (other than any Tax allocation, indemnity or sharing provision in agreements entered into in the ordinary course of business consistent with past practice and not primarily concerning Taxes).

(g) The SPAC has not been a “distributing corporation” or a “controlled corporation” in a distribution of shares intended to qualify for tax-free treatment under Section 355 of the Code.

(h) The SPAC has not been a party to a transaction that is a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 or any other transaction requiring disclosure under analogous provisions of state, local or foreign Tax Law.

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(i) No claim has ever been made by a Taxing Authority in a jurisdiction where the SPAC does not file Tax Returns that the SPAC is or may be subject to taxation by, or required to file a Tax Return in, that jurisdiction.

(j) The SPAC does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized or are treated as “surrogate foreign corporations” as defined in Section 7874(a)(2)(B) of the Code or domestic corporations as a result of the application of Section 7874(b) of the Code.

(k) The SPAC is in compliance in all material respects with all applicable transfer pricing Laws, including the execution and maintenance of contemporaneous documentation substantiating transfer pricing practices and methodologies.

(l) The SPAC is not nor will be liable for any material Tax as a result of (i) a change in method of Tax accounting or period made on or prior to the Closing Date, (ii) an installment sale or “open transaction” disposition occurring on or prior to the Closing Date, (iii) a prepaid amount received, accrued, or paid on or prior to the Closing Date, (iv) intercompany transactions, or (v) any other election prior to the Closing Date that has deferred more than an immaterial amount of income (or accelerated more than an immaterial item of loss or deduction) that would otherwise have accrued, including in each case comparable provisions of state, local and non-U.S. Laws.

(m) The SPAC has not taken or agreed to take any action, and is not aware, after reasonable diligence, of the existence of any fact or circumstance that could, reasonably be expected to prevent or impede the applicable elements of the Transactions from qualifying for the Intended Tax Treatment.

Section 5.9 Anti-Corruption Laws; Anti-Money Laundering Laws; Sanctions; etc.

(a) The SPAC, its directors, officers and employees and, to the Knowledge of the SPAC, its other Representatives (in each case, while acting on behalf of the SPAC): (i) are and have since the IPO, been in compliance, in all material respects, with Sanctions; and (ii) are and for the five years prior to the date hereof have been in compliance, in all material respects, with Anti-Corruption Laws and applicable Export Control Laws, Anti-Money Laundering Laws, anti-boycott regulations, as administered by the U.S. Department of Commerce, and International Trade Control Laws.

(b) Neither the SPAC nor any of its directors, officers or employees, nor, to the Knowledge of the SPAC, any other Representative of the SPAC, is or is unlawfully acting under the direction of, on behalf of or for the benefit of a Person that is (i) the subject or target of Sanctions; (ii) a Prohibited Party, (iii) located, organized or ordinarily resident in a Sanctioned Country; or (iv) an officer or employee of any Governmental Entity or public international organization, or officer of a political party or candidate for political office. Neither the SPAC nor, to the Knowledge of the Company, any Representative of the SPAC (while acting on behalf of the SPAC), (A) has since April 24, 2019, participated in any unlawful transaction involving a Prohibited Party, or any Sanctioned Country (or the government thereof), (B) to the Knowledge of the SPAC, has in the past five years exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology, or services in material violation of any Export Control Laws, or (C) has in the past five years participated in any transaction in material violation of or connected with any purpose prohibited by Anti-Corruption Laws, Sanctions, Export Control Laws, Anti-Money Laundering Laws or any International Trade Control Laws, including support for international terrorism and nuclear, chemical, or biological weapons proliferation.

(c) The SPAC has not received notice of, nor been since the IPO, the subject of, any investigation, inquiry or enforcement proceedings by any Governmental Entity regarding any Sanctions and, to the Knowledge of the SPAC, there are no circumstances likely to give rise to any Sanctions against the SPAC.

(d) The SPAC has not received notice of, nor, to the Knowledge of the SPAC, has it or any of its Representatives (while acting on behalf of the SPAC) been, since the IPO, the subject of, any investigation, inquiry or enforcement proceedings by any Governmental Entity regarding any material offense or alleged offense under Anti-Corruption Laws, Export Control Laws, Anti-Money Laundering Laws, or International Trade Control Laws (including by virtue of having made any disclosure relating to any offense or alleged offense) and, to the Knowledge of the SPAC, there are no circumstances likely to give rise to any such investigation, inquiry or proceeding.

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(e) The SPAC, as a result of or in connection with the Transactions, has not agreed to grant access to any material nonpublic technical information (as defined in 31 C.F.R. § 800.232) to any Foreign Person (as defined in 31 C.F.R. § 800.224) shareholder or grant any other rights that would cause any Foreign Person shareholder’s participation in the Transactions to be a “covered transaction” as defined in 31 C.F.R. § 800.213. Nothing in this Section 5.9(e) relates to the SPAC’s agreement to grant access to material nonpublic technical information in the ordinary course of business and at all times in compliance with all Laws relating to the Committee on Foreign Investment in the United States, including Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. §4565), and all rules and regulations thereunder, including those codified at 31 C.F.R. Parts 800-802.

(f) The SPAC is not a “covered foreign person”, as that term is defined in 31 C.F.R. § 850.209. The SPAC does not currently engage, or have plans to engage, directly or indirectly, in a Covered Activity. The SPAC does not have any joint ventures that engages in or plans to engage in any Covered Activity. The SPAC does not, directly or indirectly, hold a board seat on, have a voting or equity interest in, or have any contractual power to direct or cause the direction of the management or policies of any person or persons that engages or plans to engage in any Covered Activity.

Section 5.10 Indebtedness. Section 5.10 of the SPAC Disclosure Schedule sets forth a list of all outstanding Indebtedness of the SPAC, including, as applicable, the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the issuer thereof.

Section 5.11 Authority; No Violation.

(a) The SPAC has the requisite power and authority to execute, deliver and perform this Agreement and the Ancillary Agreements to which the SPAC is or will be a party and to carry out and perform its obligations hereunder and thereunder and to consummate the Transactions (including the SPAC Merger), subject to the receipt of the SPAC Shareholder Approval. This Agreement and the Ancillary Agreements to which SPAC is a party have been, and the Ancillary Agreements to which the SPAC will be a party will be, duly and validly executed and delivered by the SPAC, and the performance by the SPAC of its obligations hereunder and thereunder, and the consummation by the SPAC of the Transactions, has been duly authorized by all necessary action on the part of the SPAC, subject to receipt of the SPAC Shareholder Approval. Assuming due authorization, execution and delivery of this Agreement by the Company, Holdco, and the Merger Subs, and assuming due authorization, execution and delivery by the counterparties to each Ancillary Agreement to which SPAC is or will be a party, this Agreement and each such Ancillary Agreement constitutes a valid, legal and binding obligation of the SPAC, enforceable against the SPAC in accordance with its terms, subject, to the effect of any applicable Law relating to Enforceability Exceptions.

(b) Subject to the receipt of the SPAC Shareholder Approval, the execution, delivery and performance of this Agreement and the Ancillary Agreements to which the SPAC is a party by the SPAC, and the consummation of the Transactions, do not (and will not, with or without the lapse of time or the giving of notice, or both): (i) contravene, conflict with or result in a violation or breach of or default under the SPAC Organizational Documents; (ii) contravene, conflict with or result in a violation or breach of any provision of any Law or Order applicable to the SPAC or by which any of the SPAC’s assets or properties is or may be bound; or (iii) contravene, conflict with or result in a default or breach of (with or without the giving of notice or the passage of time, or both), or violate or give rise to any right of termination, cancellation, payment or acceleration under, or require any payment or reimbursement, or result in the loss of any benefit to which the SPAC is entitled, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties, assets or rights of the SPAC, under any Permit, Contract, or other instrument or obligation binding upon the SPAC or by which any of the SPAC’s assets or properties is or may be bound; except, in the case of clauses (ii) and (iii), where such conflict, violation, default, breach or imposition would not have, and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect. The treatment of the SPAC Common Stock set forth in this Agreement will comply in all respects with, and satisfy all requirements of, the SPAC Organizational Documents.

(c) By resolutions duly adopted (and not thereafter modified or rescinded) by the requisite vote of the SPAC Board, the SPAC Board has unanimously (i) determined that the Transactions to which SPAC is or will be a party are in the best interests of the SPAC and the SPAC Shareholders and are fair to the SPAC Shareholders, (ii) approved the execution, delivery and performance of this Agreement and the Ancillary Agreements to which SPAC is or will be

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a party and the consummation of the Transactions (including the SPAC Merger), in accordance with the provisions of the MBCA, the SPAC Organizational Documents and any applicable Contracts, and (iii) directed that the Proposals be submitted for consideration by the SPAC Shareholders at the Special Meeting and recommended that the SPAC Shareholders approve and adopt the Proposals at the Special Meeting (the “SPAC Board Recommendation”).

(d) The SPAC Shareholder Approval is the only vote or consent of any of the holders of SPAC Common Stock or other Equity Interests of the SPAC that is necessary for the SPAC to adopt this Agreement and any Ancillary Agreements to which the SPAC is or will be a party and to approve the SPAC Merger and the consummation of the other Transactions. All actions relating to the solicitation and obtaining of the SPAC Shareholder Approval have been and will be taken in compliance with applicable Law.

Section 5.12 Consents and Approvals. The execution and delivery of this Agreement by the SPAC, or the Ancillary Agreements to which it is a party, does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except for: (i) the filing of the SPAC Plan of Merger with the Secretary of the Commonwealth of Massachusetts in accordance with the MBCA; (ii) the filing and effectiveness of the Registration Statement in accordance with the Securities Act and the Exchange Act; (iii) applicable requirements, if any, of the Securities Act, the Exchange Act or blue sky laws, and the rules and regulations thereunder; (iv) the filing of any notifications required pursuant to Antitrust Laws, and the expiration of the required waiting periods thereunder; and (v) where the failure to obtain such Consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to be material to the SPAC, or reasonably be expected to prevent or materially delay or impair the consummation of the Transactions or the ability of the SPAC to perform its obligations under this Agreement or the Ancillary Agreements.

Section 5.13 Litigation. There is no: (a) Action pending or, to the Knowledge of the SPAC, threatened (and to the Knowledge of the SPAC, no event has occurred or circumstances exist that is reasonably likely to give rise to, or serve as a basis for, any Action), against the SPAC, any of its material properties or material assets, or the Sponsor, or any of the officers or directors of the SPAC (in their capacities as such), in each case, that is seeking to prevent the Transactions; and (b) outstanding, pending, or, to the Knowledge of the SPAC, threatened Orders (and to the Knowledge of the SPAC, no event has occurred or circumstances exist that is reasonably likely to give rise to, or serve as a basis for, any Order) against the SPAC or to which the SPAC is otherwise a party, or against any of its material properties or material assets, or the Sponsor, or any of the officers or directors of the SPAC (in their capacities as such), in each case relating to this Agreement or the Transactions.

Section 5.14 Brokers. Except as otherwise set forth in Section 5.14 of the SPAC Disclosure Schedule, no Person is or will be entitled to any brokerage, finder’s or other fee, commission or like payment in respect thereof in connection with the Transactions or based upon arrangements made by or on behalf of the SPAC.

Section 5.15 No Undisclosed Liabilities. The SPAC does not have any Liabilities of a nature required to be disclosed in a balance sheet prepared in accordance with U.S. GAAP, except for those Liabilities (a) reflected or reserved against on the balance sheet of the SPAC dated as of March 31, 2025 (including the notes thereto) contained in the SPAC’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, (b) arising in the ordinary course of business consistent with past practice, (c) that will be discharged or paid off prior to or at the Closing, (d) Liabilities for fees and expenses incurred in connection with the Transaction, including the SPAC Transaction Expenses, or (e) that would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect.

Section 5.16 Material Contracts.

(a) Other than this Agreement and the Ancillary Agreements to which SPAC is a party as of the date hereof or such other Ancillary Agreements that SPAC shall execute after the date hereof, and except as disclosed in the SPAC SEC Documents, Section 5.16(a) of the SPAC Disclosure Schedule set forth a true and complete list of the Contracts in effect as of the date hereof to which SPAC is a party or by which any of its properties or assets are bound, which (i) creates or imposes a Liability greater than $200,000, (ii) may not be cancelled by SPAC on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of SPAC as its business is currently conducted, any acquisition of material property by SPAC, or restricts in any material respect the ability of SPAC from entering into this Agreement or Ancillary Agreement or consummating the Transactions (each, a “SPAC Material Contract”).

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(b) With respect to each SPAC Material Contract: (i) the SPAC Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the SPAC Material Contract is legal, valid, binding and enforceable in all material respects against SPAC and, to the Knowledge of SPAC, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) SPAC is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by SPAC, or permit termination or acceleration by the other party, under such SPAC Material Contract; (iv) no party to a SPAC Material Contract has given written notice of or, to the Knowledge of SPAC, threatened any potential exercise of termination rights with respect to any SPAC Material Contract and (v) to the Knowledge of SPAC, no other party to any SPAC Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by such other party, or permit termination or acceleration by SPAC under any SPAC Material Contract.

Section 5.17 Listing. The issued and outstanding SPAC Public Shares, SPAC Public Warrants and SPAC Units (the foregoing, collectively, the “SPAC Public Securities”) are registered pursuant to Section 12(b) of the Exchange Act. Except as set forth in the SPAC SEC Documents, (i) there is no suit, action, proceeding or investigation pending or, to the Knowledge of the SPAC, threatened against the SPAC by the SEC with respect to any intention by the SEC to deregister any SPAC Public Securities, (ii) other than a potential NYSE American Triggering Event, there is no suit, action, proceeding or investigation pending or, to the Knowledge of the SPAC, threatened against the SPAC by NYSE American to prohibit or terminate the listing of any SPAC Public Securities on NYSE American, and (iii) other than a potential NYSE American Triggering Event, the SPAC has not received any written or, to the SPAC’s Knowledge, oral deficiency notice from NYSE American relating to the continued listing requirements of the SPAC Public Securities which was not cured prior to the date of this Agreement. The SPAC has taken no action that is designed to terminate the registration of the SPAC Public Securities under the Exchange Act.

Section 5.18 Investment Company. The SPAC is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 5.19 Information Supplied. The information relating to the SPAC supplied by or on behalf of the SPAC for inclusion or incorporation by reference (a) in any Current Report on Form 8-K, Report on Form 6-K, Report on Form 20-F, and any exhibits thereto or any other report, form, registration, or other filing made with any Governmental Entity or stock exchange with respect to the Transactions or (b) in the Registration Statement, including the Proxy Statement, does not contain any untrue statement of any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation is made by SPAC with respect to the information that has been or will be supplied by the Company or any of its Representatives, or Holdco, Merger Sub 1, or Merger Sub 2 or any of its or their Representatives.

Section 5.20 No Other Representations or Warranties.

(a) Except for the representations and warranties contained in this Article V, neither the SPAC nor any other Person or entity on behalf of the SPAC has made or makes any representation or warranty, whether express or implied, with respect to the SPAC, its Affiliates or its or their businesses, affairs, assets, Liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company, Holdco, the Merger Subs, any of their Affiliates or any of their Representatives by or on behalf of the SPAC. Neither the SPAC nor any other Person on behalf of the SPAC has made or makes any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to the Company, Holdco, the Merger Subs, any of their Affiliates or any of their Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the SPAC or any of its Affiliates, whether or not included in any management presentation.

(b) The SPAC, on behalf of itself and its Affiliates, acknowledges and agrees that, (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the Company, Holdco or the Merger Subs, (ii) it has been afforded satisfactory access to the books and records, facilities and personnel of the Company, Holdco or the Merger Subs for purposes of conducting

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such investigation, and (iii) except for the representations and warranties contained in Article III and Article IV, none of the Company, Holdco, or the Merger Subs, nor any other Person or entity on behalf of the Company, Holdco or the Merger Subs have made or makes, and the SPAC and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Company, Holdco the Merger Subs, their respective Affiliates or their respective businesses, affairs, assets, Liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects), whether or not included in any management presentation, or with respect to the accuracy or completeness of any other information provided or made available to the SPAC or any of its Affiliates or any of its or their Representatives.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Business.

(a) From the date of this Agreement until the earlier of (1) the date this Agreement is terminated in accordance with Article VIII and (2) the Closing (such period, the “Interim Period”), unless SPAC (with respect to the Company, Holdco or either Merger Sub) or the Company (with respect to SPAC), respectively, shall otherwise give prior written consent (which consent shall not be unreasonably withheld, conditioned, or delayed) and except (x) as required by applicable Law, (y) as expressly required or permitted by this Agreement or any Ancillary Agreement, or (z) as disclosed in Section 6.1(a) of the Company Disclosure Schedule, in the case of the Company, Holdco or either Merger Sub, or as disclosed in Section 6.1(a) of the SPAC Disclosure Schedule, in the case of SPAC, each of the Parties shall, and each shall cause their respective Subsidiaries to, (i) conduct, and cause to be conducted, and operate its business in the ordinary course of business consistent with past practices and (ii) use its commercially reasonable efforts to preserve intact its business operations, goodwill, and business relationships with its employees, lessors, licensors, suppliers, distributors, vendors, customers, and other third parties.

(b) In addition, and without limiting the generality of the foregoing, during the Interim Period, except (w) as required by applicable Law, (x) as expressly required or permitted by this Agreement or any Ancillary Agreement, (y) in connection with any PIPE Investment or Additional Financing, or (z) as disclosed in Section 6.1(b) of the Company Disclosure Schedule, in the case of the Company, Holdco or either Merger Sub, or as disclosed in Section 6.1(b) of the SPAC Disclosure Schedule, in the case of SPAC, without the prior written consent (which consent shall not be unreasonably conditioned, withheld, or delayed) of SPAC (with respect to the Company, Holdco or either Merger Sub) or the Company (with respect to SPAC), respectively, none of the Parties shall, and shall cause their respective Subsidiaries not to, do any of the following:

(i) amend, modify or supplement, or propose to amend, modify or supplement, its or any of its Subsidiaries’ Organizational Documents, except, with respect to the SPAC, in connection with the Extension;

(ii) form any Subsidiaries, or be acquired by any other Person;

(iii) change its principal place of business or jurisdiction of organization or enter into any new line of business;

(iv) (A) adjust, split, combine, subdivide or reclassify any of its shares or other Equity Interests, (B) amend any term, right or obligation with respect to any outstanding shares or other Equity Interests, (C) change or agree to change in any manner the rights of its shares or other Equity Interests or (D) propose, adopt or effect any plan, or engage in, any reorganization, reclassification, liquidation, dissolution or similar transaction;

(v) declare, set aside, make or pay, or promise to make or pay, any dividend or other distribution (whether payable in cash, shares, property, a combination thereof or otherwise) in respect of, or enter into any Contract with respect to the voting of, any of its Equity Interests;

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(vi) amend or modify, or waive any rights under, or consent to the termination of, or otherwise compromise in any way or relinquish any material right under, (A) with respect to the Company, any Material Contract or (B) with respect to SPAC, the Trust Agreement, except in connection with the Extension (in each case of clauses (A) and (B), other than ministerial changes that do not have an economic impact);

(vii) (A) abandon, cancel, fail to maintain, allow to lapse, fail to prosecute or defend any Owned IP (other than Owned IP that the Company determines in its reasonable business judgment is immaterial to the Business); (B) sell, assign, transfer, lease, license, sublicense, convey, covenant not to assert, pledge, grant any security interest in, or otherwise encumber or dispose of any Owned IP (other than non-exclusive licenses granted to customers or service providers in the ordinary course of business); (C) disclose any Trade Secrets (other than pursuant to a valid and enforceable written confidentiality agreement (substantially on Company’s standard forms made available to the SPAC and without any material exceptions or modifications thereto) entered into in the ordinary course of business that contains reasonable protections and preserves all rights of the Company and its Subsidiaries in such Trade Secrets); or (D) subject any Owned Software to Copyleft Terms;

(viii) sell, issue, redeem, acquire, assign, transfer, pledge, convey, repurchase or otherwise dispose of any Equity Interests, other than (i) with respect to the SPAC, redemptions in accordance with the SPAC Shareholder Redemption Rights and (ii) with respect to the Company, repurchases from Company employees and investors holding less than 5% of the Fully-Diluted Company Capitalization (excluding any outstanding SAFEs) calculated as of the date hereof of up to, in the aggregate, 2% of the Fully-Diluted Company Capitalization (excluding any outstanding SAFEs) calculated as of the date hereof;

(ix) (A) incur, assume, guarantee or otherwise become liable for, any Indebtedness (including any drawings under lines of credit) or enter into any Contract for any borrowed money, except, solely with respect to the Company, for such Indebtedness that does not exceed $500,000 in the aggregate, and, solely with respect to the SPAC, for loans or advances from the Sponsor or an Affiliate thereof or SPAC’s officers and directors to finance the SPAC Transaction Expenses (which loans or advances shall be treated as SPAC Transaction Expenses) that do not exceed $500,000 in the aggregate, (B) repay or satisfy any Indebtedness, or (C) amend or modify in any material respect any Indebtedness;

(x) delay, accelerate or cancel, or waive any material right with respect to, any receivables or Indebtedness owed to such Party, as applicable, or write off or make reserves against the same;

(xi) sell, assign, transfer, lease, license, sublicense or make any other disposition of (whether by way of merger, consolidation, sale of shares or assets or otherwise) or pledge, encumber or otherwise subject to any Lien (other than a Permitted Lien), any of its material tangible or intangible properties or assets;

(xii) solely with respect to the Company, make any capital expenditures in excess of $500,000 individually, or $1,000,000 in the aggregate;

(xiii) delay or accelerate any accounts payable;

(xiv) institute, waive, release, settle or compromise, or agree to settle or compromise, any Action (A) in each case in excess of $100,000 (exclusive of any amounts covered by insurance) (B) involving any Liability of the Company or any of its Subsidiaries or its or their directors, officers, employees or agents (in their capacities as such) or (C) that imposes injunctive or any other non-monetary or equitable relief on such party;

(xv) (A) acquire or agree to acquire in any manner, including by way of merger, consolidation, amalgamation, scheme or similar transaction, or purchase of any shares or assets or otherwise, any Person or any business, material assets, business organization or division thereof, or (B) make any loans, advances, or capital contributions to, or investments in, any Person;

(xvi) solely with respect to the Company, except as required by any Company Benefit Plan in effect as of the date of this Agreement, (A) grant any severance, retention, change in control or termination or similar pay, (B) terminate, adopt, enter into or materially amend or grant any new awards under any Company Benefit Plan or any plan, policy, practice, program, agreement or other arrangement that would be deemed a

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Company Benefit Plan as of the date hereof, (C) increase the cash compensation, severance, termination or bonus opportunity of any employee, officer, director or other individual service provider, (D) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company or any of the Company’s Subsidiaries, (E) hire or engage any new employee or independent contractor if such new employee or independent contractor will receive annual base compensation in excess of $250,000, (F) terminate the employment or engagement, other than for cause, of any employee or independent contractor with an annual compensation in excess of $250,000, (G) make any loan to any present or former employee or other individual service provider of the Company, other than advancement of expenses in the ordinary course of business consistent with past practices, or (H) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union or labor organization;

(xvii) adopt or change any accounting principles or the methods of applying such principles, except as required under U.S. GAAP or applicable Law;

(xviii) (A) make, change or revoke any material Tax election; (B) change any material method of Tax accounting; (C) file any amended material Tax Return; (D) settle any audit or other proceeding related to a material amount of Taxes; (E) forego any available material refund of Taxes; (F) enter into any Tax allocation, indemnity, sharing or similar agreement or any Closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-US Law); (G) seek any Tax ruling from any Governmental Entity; (H) initiate or enter into any voluntary disclosure agreement or similar agreement with a Taxing Authority; or (I) take any action that would change the classification of the Company for US federal (and any applicable state) Tax purposes or liquidate or otherwise dissolve the Company, in each case, to the extent any such action could be reasonably be expected to adversely affect the SPAC, any of its Subsidiaries, or the Company; (it being agreed and understood that none of the other clauses of this Section 6.1(b) shall apply to Tax compliance matters and that this clause (xviii) shall apply solely to Tax Returns, and Taxes in respect of Tax Returns, that include only the Company);

(xix) grant, implement or adopt any retention payments that are contingent on the recipient providing continued services following the Closing or experiencing a termination without cause following the Closing;

(xx) (A) fail to continue to make timely contributions to each employee health and welfare benefit plan in accordance with the terms thereof, or (B) adopt any severance, retention or other employee plan;

(xxi) terminate or allow to lapse any insurance policy protecting any of such Party’s assets or properties, unless simultaneously with such termination or lapse, a replacement policy underwritten by an insurance company of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the terminated or lapsed policy for substantially similar premiums or less is in full force and effect;

(xxii) amend any lease, sublease, license or concession in a manner that would materially modify the rights or obligations of the parties to such lease, sublease, license or concession;

(xxiii) solely with respect to the Company, fail to take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of the Business, including to obtain or maintain all necessary Permits or fail to comply in material respects with all applicable Laws; and

(xxiv) agree to or authorize, or commit to agree to or authorize (in writing or otherwise) any of the actions set forth in clauses (i) through (xxiii) above.

(c) During the Interim Period, the Company shall, as promptly as reasonably practicable, inform the SPAC of the entry into each and every Contract that, if in effect as of the date hereof, would constitute a Material Contract.

Section 6.2 Access to Information. During the Interim Period, each Party shall, (a) continue to give the other Parties and their legal counsel and other Representatives reasonable access to the offices, properties, employees, and books and records of such Party and such Party’s Subsidiaries, (b) furnish promptly to the other Parties, their legal

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counsel and their other Representatives, such financial and operating data and other information relating to such Party and such Party’s Subsidiaries and their respective businesses as such other Parties may request and (c) cause such Party’s employees, legal counsel, accountants and other Representatives to reasonably cooperate with such other Parties and their Representatives in such other Parties’ investigation of such Party; provided that any access or cooperation granted pursuant to this Section 6.2 shall be during normal business hours and upon reasonable prior written notice and in such manner as not to interfere unreasonably with the conduct of the business of the Party granting such access or cooperation. Notwithstanding anything to the contrary expressed or implied in this Agreement, none of the Parties shall be required to provide the access or cooperation described above or disclose any information to the Parties if doing so is, in such Party’s reasonable judgement, reasonably likely to (i) result in a waiver of attorney-client privilege, work product doctrine or similar privilege, (ii) violate any applicable Law to which it is subject, or (iii) violate any legally-binding obligation applicable to such Party with respect to confidentiality, non-disclosure or privacy; provided, that, the applicable Parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such waiver or violation. If any of the information or material furnished pursuant to this Section 6.2 includes material or information subject to the attorney-client privilege or attorney work-product doctrine or any other applicable privilege concerning pending or threatened Actions or governmental investigations, each Party understands and agrees that the Parties have a commonality of interest with respect to such matters, and it is the desire, intention and mutual understanding of the Parties that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information, nor its continued protection under the attorney-client protection, attorney work product doctrine, or other applicable privilege, and shall remain entitled to such protection under those privileges, this Agreement, and the joint defense doctrine.

Section 6.3 Efforts.

(a) Except with respect to the matters set forth in Section 6.15, which shall be governed by the terms and conditions of Section 6.15, or otherwise as subject to the terms and conditions of this Agreement, each of the Parties agrees to use its respective reasonable best efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, all things necessary, proper or advisable under this Agreement and applicable Laws to consummate the Transactions as promptly as practicable, including using its reasonable best efforts to: (i) obtain all necessary actions or nonactions, licenses, permits, orders, notifications, clearances, waivers, authorizations, expirations or terminations of waiting periods, clearances, Consents and approvals from Governmental Entities and make all necessary registrations and filings and take all steps as may be necessary to obtain an approval or waiver from, or to avoid any Action, injunction or proceeding by, any Governmental Entity, including in connection with any Regulatory Law; (ii) defend any Actions challenging this Agreement or the consummation of the Transactions; and (iii) execute and deliver any notification or additional instruments necessary to consummate this Agreement and the Transactions.

(b) The Parties shall use reasonable best efforts to promptly obtain, and to cooperate with each other to promptly obtain, all necessary authorizations, approvals, clearances, consents, actions or non-actions of any Governmental Entity. Each Party shall respond as promptly as practicable to any request by any Governmental Entity for information, documentation, other material or testimony, including by responding at the earliest reasonably practicable date to any request under or with respect to any inquiry by any Governmental Entity, and any such other applicable Laws for additional information, documents or other materials received by the Company or the SPAC or any of their respective Affiliates from any Governmental Entity regarding any matter with respect to the Transactions under any Regulatory Law. In furtherance and not in limitation of the foregoing, the Parties shall, and shall cause their Affiliates to, use reasonable best efforts to undertake promptly any and all action required to complete the Transactions as promptly as practicable (but in any event prior to the Outside Date) and any and all action necessary or advisable to avoid, prevent, eliminate or remove the actual or threatened commencement of any Action in any forum by or on behalf of any Governmental Entity or the issuance of any Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Transactions, including to (x) proffer or consent and/or agree to any Order or other agreement providing for the sale, licensing or other disposition, or the holding separate, of particular assets, categories of assets or lines of business or (y) promptly effect the disposition, licensing or holding separate of any assets or lines of business or (z) take any other remedy requested or proposed by any Governmental Entity, in each case, as may be necessary to permit the lawful consummation of the Transactions on or prior to the Outside Date and except as would have or would reasonably be expected to materially and adversely affect the Company, following Closing. The Company and the SPAC shall only be required to undertake any action contemplated by the immediately preceding sentence in the event that such action is conditioned on the consummation of the Transactions.

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(c) Without limiting the generality of the rest of this Section 6.3, each of the Parties shall cooperate, as promptly as practicable, in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry and shall, subject to applicable Law and reasonable confidentiality considerations, as promptly as reasonably practicable (i) furnish to the other such necessary information and reasonable assistance as the other Party may reasonably request in connection with the foregoing; (ii) promptly notify and inform the other Party of any communication received from, or given by such Party or any of their Affiliates to any Governmental Entity, regarding any of the Transactions; and (iii) provide counsel for the other Party with copies of all filings made by such Party, and all correspondence between such Party (and its advisors) with any Governmental Entity, and any other information supplied by such Party and such Party’s Affiliates to a Governmental Entity or received from such a Governmental Entity in connection with the Transactions; provided, however, that materials may be provided on an outside counsel-only basis, and/or may be redacted (A) to remove references concerning competitively sensitive information and the valuation of the Company and the transactions contemplated thereby and (B) as necessary to comply with contractual arrangements. Each Party shall, subject to applicable Law, permit counsel for the other Parties a reasonable opportunity to review in advance, and consider in good faith the views of the other Parties in connection with, any proposed written communication, draft filing, correspondence or submission to any Governmental Entity in connection with the Transactions. Each Party agrees not to participate, nor permit any of its Affiliates or their respective Representatives to participate, in any meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the Transactions, unless it consults with the other Parties in advance and, to the extent not prohibited by such Governmental Entity, gives the other Parties the opportunity to attend and participate.

(d) Any information provided to any Party or its Representatives to another Party or its Representatives in accordance with this Section 6.3 or otherwise pursuant to this Agreement shall be held by the receiving Party and its Representatives in accordance with, and shall be subject to, the confidentiality obligations set forth in Section 6.4.

(e) During the Interim Period, the Parties shall not, and shall not permit any of their Affiliates to, knowingly take any action that could prevent, materially delay or materially impede the consummation of the Transaction.

(f) In case, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each Party shall use their reasonable best efforts to take all such action.

Section 6.4 Confidentiality. Except as set forth herein, during the Interim Period, and, in the event that this Agreement is terminated pursuant to Article VIII, for a period of two (2) years after such termination, the Company, Holdco, and the Merger Subs, on the one hand, and the SPAC, on the other hand, shall hold and shall direct their respective Affiliates and Representatives to hold, in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of applicable Law, all documents and information concerning the other Party furnished to it by such other Party or its Representatives in connection with the Transactions (the “Confidential Information”) (except to the extent that such information can be shown to have been (a) previously known by the Party to which it was furnished, (b) in the public domain through no fault of such Party or (c) later lawfully acquired from another source, which source is not the agent of the other Party and is not under any obligation of confidentiality with respect to such information); and no Party shall release or disclose Confidential Information to any other Person, except its Representatives in connection with this Agreement; and no party shall use Confidential Information other than to consummate the Transactions. In the event that any Party believes that it is required to disclose any such Confidential Information pursuant to applicable Law, to the extent legally permissible, such Party shall give timely written notice to the other Party so that the other Party may have an opportunity to obtain a protective order or other appropriate relief. Each Party shall be deemed to have satisfied its obligations to hold Confidential Information concerning or supplied by the other Party if it exercises the same care as it takes to preserve confidentiality for its own similar information.

Section 6.5 Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, including Section 6.1, the Parties understand and agree that nothing contained in this Agreement shall give (a) the SPAC, directly or indirectly, the right to control or direct the Company’s operations prior to the Closing, or (b) the Company, Holdco or the Merger Subs, directly or indirectly, the right to control or direct the SPAC’s operations prior to the Closing.

Section 6.6 Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee, in accordance with, subject to and pursuant to the Trust

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Agreement and the SPAC Organizational Documents, at the Closing, the SPAC (a) shall cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) shall instruct the Trustee to distribute the Trust Account as follows: (i) to the public shareholders of the SPAC holding the SPAC Public Shares sold in the IPO who shall have previously validly elected to exercise SPAC Shareholder Redemption Rights pursuant to the SPAC Organizational Documents, (ii) for any Transaction Expenses to be paid and/or reimbursed in accordance with Section 6.10, and (iii) to Holdco to the extent any funds remain in the Trust Account after the payments made in the foregoing sections (i) and (ii), and (c) immediately thereafter, the Trust Account shall terminate, except as otherwise provided in the Trust Agreement.

Section 6.7 Exclusivity. During the Interim Period:

(a) None of the Company, Holdco, or the Merger Subs shall, nor shall any of them permit any of their respective Subsidiaries or its or their respective Representatives to, directly or indirectly, (i) encourage, facilitate, solicit, initiate, engage or participate in any discussions or negotiations with any Person concerning, any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction, including furnishing (including through any virtual data room) any information relating to the Company, Holdco, or the Merger Subs or any of their respective assets or businesses, or affording access to the assets, business, properties, books or records of the Company, Holdco, or the Merger Subs to any Person for the purpose of facilitating an Alternative Transaction, or (iii) approve, recommend, endorse or enter into any Alternative Transaction or any Contract related to any Alternative Transaction or publicly announce an intention to enter into an Alternative Transaction. For purposes of this Agreement, the term “Alternative Transaction” means any of the following transactions (in a single transaction or series of transactions) involving the Company, any of its Subsidiaries, Holdco or either of the Merger Subs, but in each case, other than the Transactions and, for the avoidance of doubt, any Company Pre-Closing Financing or Additional Financing: (A) any direct or indirect merger, consolidation, share exchange, business combination, reconsolidation, recapitalization, reorganization, liquidation, dissolution, or other similar transaction, (B) any direct or indirect sale, lease, license, exchange, transfer, option or other disposition of (x) all or a material portion of the assets or properties of the Company and any of its Subsidiaries, taken as a whole, or (y) any class or series of the shares or other Equity Interests of the Company, any of its Subsidiaries, Holdco or either of the Merger Subs, or (C) any initial public offering or direct listing on any stock exchange. Immediately following the execution of this Agreement, each of the Company, Holdco and the Merger Subs shall, and shall cause their respective Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Person (other than SPAC and its Affiliates and Representatives) with respect to any Alternative Transaction. The Company shall promptly (but in any event within forty-eight (48) hours) notify the SPAC, orally and in writing, if the Company, any of its Subsidiaries, Holdco, either of the Merger Subs or any of its or their Representatives receive any offer or proposal for, or any solicitation to discuss or negotiate, an Alternative Transaction, including the materials terms and conditions thereof (including any changes thereto) and the identity of the Person making such offer, proposal or solicitation. The Company shall thereafter keep the SPAC informed on a reasonably current basis of material developments with respect to any such offer, proposal or solicitation.

(b) The SPAC shall not, and shall cause its Representatives not to, directly or indirectly, (i) encourage, facilitate, solicit, initiate, engage, participate in any discussions or negotiations with any Person concerning, any Alternative SPAC Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative SPAC Transaction, including furnishing (including through any virtual data room) any information relating to the SPAC or any of its assets or business, or affording access to the assets, business, properties, books or records of the SPAC to any Person for the purpose of facilitating an Alternative SPAC Transaction, or (iii) approve, recommend, endorse or enter into any Alternative SPAC Transaction or any Contract related to any Alternative SPAC Transaction or publicly announce an intention to enter into an Alternative SPAC Transaction. For purposes of this Agreement, the term “Alternative SPAC Transaction” means any Business Combination involving the SPAC, other than the Transactions. The SPAC shall, and shall cause its Affiliates and its and their respective Representatives to, immediately cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Person (other than the Company, Holdco, the Merger Subs and their respective Affiliates and Representatives) with respect to any Alternative SPAC Transaction. The Company, Holdco and the Merger Subs each hereby acknowledge that prior to the date of this Agreement, the SPAC has provided information relating to the SPAC and has afforded access to, and engaged in discussions with, other Persons in connection with a proposed Alternative SPAC Transaction and that such information, access and discussions could reasonably enable another

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Person to form a basis for an Alternative SPAC Transaction without any breach by the SPAC of this Section 6.7(b). The SPAC shall promptly (but in any event within (48) forty-eight hours) notify the Company, orally and in writing, if the SPAC or any of its Representatives receives any offer or proposal for, or any solicitation to discuss or negotiate, an Alternative SPAC Transaction, including the materials terms and conditions thereof (including any changes thereto) and the identity of the Person making such offer, proposal or solicitation. The SPAC shall thereafter keep the Company informed on a reasonably current basis of material developments with respect to any such offer, proposal or solicitation.

(c) Each Party shall be responsible for any acts or omissions of any of its Representatives that, if they were the acts or omissions of such Party, would be deemed a breach of such Party’s obligations under this Section 6.7 (it being understood that such responsibility shall be in addition to and not by way of limitation of any right or remedy the other Parties may have against such Representatives of such Party with respect to any such acts or omissions).

Section 6.8 Section 16. Prior to the Closing, Holdco’s board of directors, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the issuance of Holdco Ordinary Shares or Holdco Warrants by Holdco pursuant to this Agreement to any officer, director or shareholder (by reason of “director by deputization” status) of the SPAC or the Company who is expected to become a “covered person” of Holdco for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) shall be an exempt transaction for purposes of Section 16.

Section 6.9 Directors’ and Officers’ Indemnification and Insurance.

(a) The Parties acknowledge and agree that, to the fullest extent permitted under applicable Law, all rights to indemnification, exculpation and advancement existing in favor of the current or former directors, officers, employees and agents of each of the Company, the SPAC and each Person who served at the request of the Company or the SPAC as a director, officer, member, manager, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively with such individual’s heirs, executors or administrators, the “D&O Indemnified Persons”), as provided in the Organizational Documents of the Company or SPAC, as applicable, or in any indemnification agreement or arrangement of the Company or SPAC, as applicable, as in effect on the date of this Agreement (or entered into after the date hereof in accordance with Section 6.1), in each instance, with respect to matters occurring prior to or at the Closing, shall survive the consummation of the Transactions and shall continue in full force and effect and that Holdco, the Company and its or their Affiliates will perform and discharge their respective obligations to provide such indemnity and exculpation from and after the Closing for a period of six (6) years or until the settlement or final adjudication of any Action commenced during such period. The Holdco A&R Constitution shall contain provisions with respect to indemnification, exculpation and advancement of the D&O Indemnified Persons no less favorable to the D&O Indemnified Persons than set forth in the Organizational Documents of the Company, on the one hand, or the SPAC, on the other hand, as in effect on the date of this Agreement (unless amended or restated after the date hereof in accordance with Section 6.1), which provisions shall not be amended, repealed or otherwise modified after the Closing in any manner that would be reasonably expected to adversely affect the rights of any D&O Indemnified Person thereunder except as is required under applicable Law. From and after the Closing, Holdco shall, and shall cause the Company and its Affiliates to honor, in accordance with their respective terms, each of the covenants contained in this Section 6.9.

(b) At or prior to the Closing, Holdco, to the fullest extent permitted under applicable Law, shall obtain directors’ and officers’ liability insurance for Holdco, the First Surviving Company, and the Second Surviving Company that shall be effective as of Closing and will cover (i) those Persons who were directors and officers of the Company prior to the Closing and (ii) those Persons who will be the directors and officers of Holdco and its Subsidiaries (including the Second Surviving Company after the Amalgamation Effective Time) at and after the Closing on terms not less favorable than the better of (x) the terms of the current directors’ and officers’ liability insurance in place for the Company’s directors and officers and (y) the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on the Stock Exchange, which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as the Company (the “Closing D&O Policy”).

(c) At or prior to the Closing, Holdco shall, to the fullest extent permitted under applicable Law, purchase, a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “SPAC D&O Tail”) in respect of acts or omissions occurring prior to the SPAC Merger Effective Time covering (i) each such Person that is currently covered by the SPAC’s directors’ and officers’ liability insurance policies and (ii) the Sponsor, each on terms with

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respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six-year period following the Closing; provided that in no event shall Holdco be required to expend on the premium thereof in excess of 350% of the aggregate annual premiums currently payable by SPAC with respect to such current policies (the “Premium Cap”); provided, further, that if such minimum coverage under any such SPAC D&O Tail is or becomes not available at the Premium Cap, then any such SPAC D&O Tail shall contain the maximum coverage available at the Premium Cap. Holdco shall, and shall cause the First Surviving Company to, maintain the SPAC D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by Holdco or the First Surviving Company, as applicable.

(d) At or prior to the Closing, the Company may, at its sole discretion, and to the fullest extent permitted under applicable Law, purchase, at its expense, a “tail” or “runoff” directors’ and officers’ liability insurance policy (the “Company D&O Tail”) in respect of acts or omissions occurring prior to the Amalgamation Effective Time (including with respect to the Transactions and all actions taken in connection with them) covering each such Person that is currently covered by the Company’s directors’ and officers’ liability insurance policies on terms with respect to coverage, deductibles and amounts no less favorable than those of such policy in effect on the date of this Agreement for the six-year period following the Closing. Holdco shall, and shall cause the Second Surviving Company to, maintain the Company D&O Tail in full force and effect for its full term and cause all obligations thereunder to be honored by the Second Surviving Company.

(e) On the Closing Date, Holdco shall, to the fullest extent permitted under applicable Law, enter into customary indemnification agreements reasonably satisfactory to each of Company, SPAC, and Holdco with the respective directors and officers of Holdco, which indemnification agreements shall continue to be effective following the Closing. At the SPAC Merger Effective Time, the First Surviving Company shall assume all rights and obligations of SPAC under all indemnification agreements in effect as of the date hereof or immediately prior to the SPAC Merger between SPAC and any person who is or was a director or officer of SPAC prior to the SPAC Merger Effective Time and that have been made available to the Company prior to the date hereof, which indemnification agreements shall continue to be effective following the Closing.

(f) If Holdco, the First Surviving Company or the Second Surviving Company or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving company, corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Holdco, the First Surviving Company or the Second Surviving Company, as applicable, shall assume all of the obligations set forth in this Section 6.9.

(g) The provisions of this Section 6.9 shall survive the Closing and are (i) intended to be for the benefit of, and will be enforceable by, each D&O Indemnified Person, and each D&O Indemnified Person’s heirs, legatees, representatives, successors and assigns, and shall be binding on all successors and assigns of Holdco, the First Surviving Company, and the Second Surviving Company, and may not be terminated or amended in any manner adverse to such D&O Indemnified Person without such D&O Indemnified Person’s prior written consent and (ii) in addition to, and not in substitution for, any other rights to indemnification, exculpation, advancement or contribution that any such Person may have by Contract or otherwise.

Section 6.10 Expenses. All costs and expenses incurred in connection with this Agreement, the Ancillary Agreements and the Transactions shall be paid as follows: (a) in the case of Transaction Expenses related to regulatory or governmental approvals, Antitrust Laws, and the Registration Statement and Proxy Statement, including filing fees and printer expenses (collectively, “Filing Fees”), equally by the SPAC and the Company, (b) for all other Company Transaction Expenses, by the Company, and (c) for all other SPAC Transaction Expenses, by the SPAC; provided, that, notwithstanding the foregoing, in the event that the Closing is consummated, at the Closing, all Transaction Expenses shall be paid and/or reimbursed by or on behalf of Holdco by wire transfer of immediately available funds and shall be included in the schedule of wire transfers for the Closing on the Closing Date, from Aggregate Closing Cash, and to the extent such funds are exhausted, will be paid by Holdco in the same manner and pursuant to the same timing. The provisions of this Section 6.10 (x) are intended to be for the benefit of, and will be enforceable by, each professional service provider, including SPAC’s attorneys and advisors, whose costs, fees, disbursements and/or expenses are included in the Transaction Expenses incurred by or on behalf of the SPAC and, (y) shall be binding on all successors and assigns of Holdco and the Company and (z) may not be terminated or amended in any manner adverse to such professional service provider without its prior written consent.

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Section 6.11 Notices of Certain Events. During the Interim Period, each of the Company (on behalf of itself, Holdco and the Merger Subs) and the SPAC shall promptly notify each other of:

(a) any notice or other communication from any Person alleging or raising the possibility that the consent of such Person is or may be required in connection with the Transactions or that the Transactions might give rise to any Action or other rights by or on behalf of such Person or result in the loss of any rights or privileges of the Company or the SPAC (or Holdco, post-Closing) to any such Person or create any Lien on any of the Company’s, the SPAC’s, or Holdco’s assets;

(b) any notice or other communication from any Governmental Entity in connection with the Transactions;

(c) any Actions commenced (or to such Party’s knowledge threatened) against, relating to or involving or otherwise affecting such Party (including such Party’s shareholders, Equity Interests, assets, business) or that relate to the consummation of the Transactions;

(d) the occurrence of any fact or circumstance which constitutes or results in, or would reasonably be expected to constitute or result in, a Material Adverse Effect; and

(e) any inaccuracy of any representation or warranty of such Party contained in this Agreement at any time during the term hereof, or any failure of such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, that would reasonably be expected to cause any of the conditions set forth in Article VII not to be satisfied.

No notice pursuant to this Section 6.11 shall affect any representation or warranty in this Agreement of any Party, or any condition to the obligations of any Party. Each of the Company and the SPAC shall cooperate with the other and use reasonable best efforts in the defense or settlement of any Action relating to the Transactions which is brought or threatened in writing against (a) the SPAC, any of its Subsidiaries and/or any of their respective directors or officers, or (b) the Company, Holdco, the Merger Subs, any of their respective Subsidiaries and/or any of their respective directors or officers. Such cooperation between the Parties shall include (i) keeping the other Party reasonably and promptly informed of any developments in connection with any such Action, and (ii) utilizing counsel reasonably agreeable to both the SPAC and the Company (such agreement to counsel not to be unreasonably withheld, conditioned or delayed) and (iii) refraining from compromising, settling, consenting to any order or entering into any agreement in respect of, any such Action without the prior written consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.12 Public Announcements.

(a) The SPAC, Holdco, and the Company shall cooperate in good faith with respect to the preparation of (i) a press release announcing the execution of this Agreement, (ii) a Current Report on Form 8-K to be filed by the SPAC to report the execution of this Agreement (the “Signing 8-K”), (iii) a Current Report on Form 8-K to be filed by the SPAC to report the Closing (the “Closing 8-K”), and (iv) a Report on Form 20-F to be filed by Holdco to report the Closing and to include certain other information required by the Exchange Act (the “Super 20-F”), and shall use their respective reasonable best efforts to provide the other Parties with all information reasonably requested by the other Parties and required to be included by SEC Guidance in such filings.

(b) Between the date of this Agreement and the earlier of the filing of the Super 20-F or the termination of this Agreement, in connection with the preparation of any press release or other public announcement containing information relating to this Agreement, the Transactions, or the Business, any Current Report on Form 8-K, Report on Form 6-K, or other filings (including the Signing 8-K, Closing 8-K, and Super 20-F), or any other statement, filing, notice or application (including any amendments or supplements thereto) made by or on behalf of the SPAC, on the one hand, or the Company, Holdco and/or the Merger Subs, on the other hand, to any Governmental Entity in connection with the Transactions (each, a “Reviewable Document”), each Party, as applicable, shall (i) seek the prior written consent of the Company, in the case of the SPAC, or the SPAC, in the case of the Company, Holdco and the Merger Subs, provided, that without such prior written consent, each Party shall be permitted to issue a press release or other public announcement containing information relating to this Agreement or the Transactions, and to issue and submit any other Reviewable Document that is substantially consistent with information previously approved pursuant to this Section 6.12(b), and (ii) upon request, use its commercially reasonable efforts to furnish the Company, in the case of the SPAC, or the SPAC, in the case of the Company, Holdco and the Merger Subs, with all information

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reasonably necessary or advisable in connection with the preparation of such materials, which information provided shall not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading. Without limiting the generality of the foregoing, the SPAC shall use its reasonable best efforts to cooperate with the Company in connection with the preparation for inclusion in the Super 20-F of pro forma financial statements that comply with SEC Guidance, including the requirements of Regulation S-X. Holdco and the Company shall use reasonable best efforts to make the managers, directors, officers and employees of the Company available to the SPAC and its counsel in connection with the drafting of the Signing 8-K and Closing 8-K, as reasonably requested by the SPAC; provided that doing so does not unreasonably interfere with the ongoing operations of the Company. SPAC shall use reasonable best efforts to make the managers, directors, officers and employees of the SPAC available to the Holdco, the Company and their counsel in connection with the drafting of the Super 20-F, as reasonably requested by the Company or Holdco; provided that doing so does not unreasonably interfere with the ongoing operations of the SPAC.

(c) Whenever any event occurs which would reasonably be expected to result in any Reviewable Document containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, the Company or the SPAC, as the case may be, shall promptly inform the other Parties of such occurrence and shall use its reasonable best efforts to furnish to the other Parties any information reasonably related to such event and any information reasonably necessary or advisable in order to prepare an amendment or supplement to such Reviewable Document in order to correct such untruth or omission.

Section 6.13 Holdco Post-Closing Directors and Officers. The Parties shall take all actions necessary (including, in the case of Holdco, procuring the resignations of the directors of Holdco, as applicable) such that, immediately following the Amalgamation Effective Time, Holdco’s Board of Directors will consist of directors who shall be mutually selected by the Company and the SPAC (not to be unreasonably withheld, conditioned, or delayed); provided, that, the Parties agree that (i) Harry You shall be a member of Holdco’s Board of Directors, and if determined to be independent by Holdco’s Board of Directors, shall be named as the initial lead independent director upon the Closing, and (ii) at least a majority of Holdco’s Board of Directors shall qualify as independent directors under the rules of the Stock Exchange. The officers of the Company immediately prior to the Amalgamation Effective Time shall be the officers of Holdco as of immediately after the Amalgamation Effective Time, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal.

Section 6.14 Holdco Equity Incentive Plan and Holdco ESPP. Prior to the effective date of the Registration Statement, Holdco shall adopt a new equity incentive plan in a form to be reasonably agreed upon by the SPAC and the Company (the “Holdco Equity Incentive Plan”). The Holdco Equity Incentive Plan shall have such number of Holdco Class A Ordinary Shares available for issuance equal to ten percent (10%) of the sum of (x) the Holdco Ordinary Shares to be issued and outstanding immediately after the Closing and (y) the Holdco Ordinary Shares issuable upon conversion, exercise, or exchange of convertible, exercisable, or exchangeable securities outstanding immediately after the Closing, and shall include an “evergreen” provision that will provide for an automatic increase on the first day of each fiscal year of five percent (5%) of the number of shares available for issuance under the Holdco Equity Incentive Plan. In addition, prior to the effective date of the Registration Statement, Holdco shall adopt an employee share purchase plan in a form to be reasonably agreed upon by the SPAC and the Company (the “Holdco ESPP”). The Holdco ESPP shall have such number of Holdco Class A Ordinary Shares available for issuance equal to one and one half percent (1.5%) of the sum of (x) the Holdco Ordinary Shares to be issued and outstanding immediately after the Closing and (y) the Holdco Ordinary Shares issuable upon conversion, exercise, or exchange of convertible, exercisable, or exchangeable securities outstanding immediately after the Closing, and shall include an “evergreen” provision that will provide for an automatic increase on the first day of each fiscal year of one percent (1%) of the number of shares available for issuance under the Holdco ESPP.

Section 6.15 Preparation of Registration Statement; Special Meeting

(a) As promptly as practicable following the execution and delivery of this Agreement, Holdco, the Company, and the SPAC shall jointly prepare, and Holdco and the Company shall file, or cause to be filed, with the SEC, a mutually-acceptable Form F-4 registration statement (as amended or supplemented from time to time, and including the Proxy Statement contained therein and any exhibits thereto, the “Registration Statement”) in connection with the registration under the Securities Act of the Holdco Class A Ordinary Shares, Holdco Class B Ordinary Shares (and their underlying Holdco Class A Ordinary Shares), and Holdco Warrants (and their underlying Holdco Class A

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Ordinary Shares) to be issued under this Agreement, and the registration under the Securities Act of the reoffer and sale by the Sponsor of the Holdco Assumed Private Placement Warrants (and their underlying Holdco Class A Ordinary Shares), which Registration Statement will also contain the Proxy Statement. Each of Holdco, the Company, and the SPAC shall use its reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Transactions. Each of Holdco, the Company, and the SPAC shall furnish all information concerning itself and its Subsidiaries, officers, directors, and holders of equity securities as may reasonably be requested by the other Party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement. Promptly after the Registration Statement is declared effective under the Securities Act, the SPAC will cause the Proxy Statement to be mailed to shareholders of the SPAC. Holdco shall keep the Registration Statement continually effective until such time as the Holdco Assumed Private Placement Warrants (and their underlying Holdco Class A Ordinary Shares) registered for resale thereon have been included in an effective registration statement on Form F-1 or F-3 for resale by the Sponsor, and the Sponsor is an express third-party beneficiary of this Section 6.15(a).

(b) Holdco and the Company (and their respective counsels) shall provide the SPAC (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto, any response to comments to the Registration Statement from the SEC or its staff, and any other correspondence with the SEC or its staff relating to the Registration Statement or the Transactions, prior to filing the same with the SEC, and no such filing shall be made without the consent of the SPAC. If Holdco, the Company, or the SPAC becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such Party shall promptly inform the other Parties and (ii) the Parties shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement. Holdco, the Company, and the SPAC shall use reasonable best efforts to cause the Registration Statement as so amended or supplemented, to be filed with the SEC and to be disseminated to the shareholders of the SPAC, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the SPAC Organizational Documents. Each of Holdco, the Company, and the SPAC shall provide the other Parties with copies of any written comments, and shall inform such other Parties of any oral comments, that Holdco receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other Parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(c) The SPAC shall include provisions in the Proxy Statement and shall take reasonable action related thereto, with respect to (i) approval of the Transactions, including the Amalgamation and the SPAC Merger, and the adoption and approval of this Agreement (the “Business Combination Proposal”), (ii) non-binding advisory approval of the material differences between the Holdco A&R Constitution and the SPAC Organizational Documents (the “Advisory Organizational Documents Proposals”), (iii) adjournment of the Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt, or otherwise in connection with, any of the foregoing proposals, or if SPAC determines that additional time is needed in order to satisfy one or more of the conditions to Closing, or in connection with a SPAC Change in Recommendation if necessary to provide sufficient time for SPAC Shareholders to consider such SPAC Change in Recommendation (the “Adjournment Proposal”), and (iv) approval of any other proposals reasonably agreed by the SPAC and the Company to be necessary or appropriate in connection with the Transactions (the proposals set forth in clause (i) through (iv), collectively, the “Proposals”).

(d) The SPAC shall, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) establish the record date (which record date shall be mutually agreed with the Company) for, duly call, give notice of, convene and hold the Special Meeting in accordance with the SPAC Organizational Documents and the MBCA, (ii) cause the Proxy Statement to be disseminated to shareholders of the SPAC as of such record date in compliance with applicable Law, and (iii) solicit proxies from the holders of SPAC Common Stock to vote in favor of each of the Proposals. The SPAC shall, through the SPAC Board, include the SPAC Board Recommendation in the Proxy Statement. The SPAC Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the SPAC Board Recommendation (a “SPAC Change in Recommendation”); provided, that if, at any time prior to obtaining the SPAC Shareholder Approval, the SPAC Board (or any committee or subgroup thereof) determines in good faith, after consultation with its outside legal counsel, that in response to an Intervening Event, the failure to

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make a SPAC Change in Recommendation would be inconsistent with its fiduciary duties under applicable Law, the SPAC Board (or any committee or subgroup thereof) may, prior to obtaining the SPAC Shareholder Approval, make a SPAC Change in Recommendation; provided further, that, to the fullest extent permitted by applicable Law, the SPAC’s obligations to establish a record date for, duly call, give notice of, convene and hold the Special Meeting shall not be affected by any SPAC Change in Recommendation.

(e) Notwithstanding the foregoing provisions of this Section 6.15, if on a date for which the Special Meeting is scheduled (i) a quorum is not present within 30 minutes of the time appointed for the Special Meeting, the meeting shall stand adjourned to the same time and place seven days hence, or to such other time and place as is determined by the SPAC Board and consented to by the Company (such consent not to be unreasonably withheld, conditioned or delayed) and if a quorum is not present within 30 minutes of the time appointed for the adjourned meeting, then the SPAC Shareholders present in person or by proxy shall constitute a quorum; or (ii) a quorum is present and the SPAC has not received proxies representing a sufficient number of shares of SPAC Common Stock to obtain the SPAC Shareholder Approval, then the Adjournment Proposal must be approved by a sufficient number of shares of SPAC Common Stock.

Section 6.16 Amalgamation Documents.

(a) As promptly as reasonably practicable following the date hereof, the Company and Merger Sub 1 shall jointly take all actions as may be required under the Singapore Companies Act to effect the amalgamation between the Company and Merger Sub 1 in accordance with Section 2.3 of this Agreement. Without limiting the generality of the foregoing, as promptly as practicable following the date hereof:

(i) the Company and Merger Sub 1 shall prepare or cause to be prepared (1) the amalgamation proposal as prescribed by Section 215B of the Singapore Companies Act (being the amalgamation proposal which requires the approval by the shareholders of each of the Company and Merger Sub by special resolution at a general meeting for the purposes of Section 215C of the Singapore Companies Act) (the “Amalgamation Proposal”) and (2) directors’ declarations, statements of material interests of directors, solvency statements, accompanying auditors’ reports and such other information or documents relating to the Amalgamation as is or may be required under the Singapore Companies Act, in each case with respect to the Amalgamation (collectively with the Amalgamation Proposal, the “Amalgamation Documents”);

(ii) each of the Company and Merger Sub 1 shall contact and engage with its secured creditors (if any) and such other creditors of the Company as may be agreed between SPAC and the Company (the “Company Creditors”) and use its reasonable best efforts to obtain the written consent of such Company Creditors to the Amalgamation and the Transactions on terms satisfactory to the Company and the SPAC, both acting reasonably;

(iii) the Company shall (1) deliver the Amalgamation Documents to the Company Shareholders in accordance with the Singapore Companies Act, (2) deliver the Amalgamation Proposal to the Company Creditors (if any) in accordance with the Singapore Companies Act, and (3) cause the notice of the Amalgamation to be published in one daily English-language newspaper of general circulation in Singapore in accordance with the Singapore Companies Act; and

(iv) each of the Company and Merger Sub 1 shall take all steps necessary to obtain the pre-clearance of the Amalgamation and the Amalgamation Documents by ACRA, and shall provide to the SPAC reasonable evidence of pre-clearance of the Amalgamation and the Amalgamation Documents by ACRA.

(b) On the Closing Date, the Company shall pay the fee prescribed by ACRA to effect the Amalgamation and file with ACRA the prescribed form relating to the Amalgamation, the Amalgamation Proposal, the required directors’ declarations, the required solvency statements, the required declaration of the directors of each of the Company and Merger Sub 1 that the Amalgamation has been approved by the shareholders of the Company and Merger Sub 1, respectively, the required declarations regarding no prejudice to creditors, and the constitution of the First Surviving Company, in each case relating to the Amalgamation and in accordance with the Singapore Companies Act.

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(c) The Company and Merger Sub 1 shall, and the Company shall cause each of its Subsidiaries to, (i) cause the Amalgamation Documents when delivered to Company Shareholders or Company Creditors or filed with ACRA, to comply in all material respects with all Laws applicable thereto (including the Singapore Companies Act) and rules and regulations promulgated by ACRA, and (ii) cause the Amalgamation to be declared effective under the Singapore Companies Act as soon as practicable on the Closing Date (with the effective time of the Amalgamation being the Amalgamation Effective Time).

(d) Any filing of, or amendment or supplement to the Amalgamation Documents will be prepared by the Company, subject to the SPAC’s prior approval (not to be unreasonably withheld, conditioned or delayed). The Company shall advise the SPAC, promptly after receiving notice thereof, of the time when the Amalgamation has become effective under the Singapore Companies Act or of any request by the ACRA for amendment of the Amalgamation Documents or comments thereon and responses thereto or requests by ACRA for additional information and responses thereto, and shall provide the SPAC a reasonable opportunity to provide comments and amendments to any such filing, and shall consider any such comments in good faith. The Company and the SPAC shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of ACRA or its staff with respect to the Amalgamation Documents and any amendment to the Amalgamation Documents filed in response thereto.

(e) Each of Holdco, the Company, and Merger Sub 1 shall ensure that all of the information supplied by it or on its behalf for inclusion or incorporation by reference in the Amalgamation Documents will, at the time the Amalgamation Documents are dispatched or electronically disseminated to Company Shareholders or Company Creditors or filed with ACRA, be true, accurate and not misleading in all material respects.

(f) If at any time prior to or after the Amalgamation Effective Time, the Company, Holdco, or Merger Sub 1 becomes aware that any information relating to the Company, Holdco, Merger Sub 1 or any of their respective Subsidiaries, Affiliates, directors or officers set forth in the Amalgamation Documents is required to be amended, so that the Amalgamation Documents would not fail to be true, accurate or not misleading in all material respects, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing and/or correcting such information shall be promptly filed with ACRA and, to the extent required by the Singapore Companies Act, dispatched or electronically disseminated to the Company Shareholders and Company Creditors.

(g) If at any time prior to the Amalgamation Effective Time, the Company, Holdco, or Merger Sub 1 becomes aware that any Company Shareholder or creditor of the Company or any other person to whom the Company or Merger Sub 1 is under an obligation, intends to object or has objected to the Amalgamation Proposal (or the notification of publication thereof) (each, an “Amalgamation Objection”), (i) the Company and SPAC shall discuss in good faith how to address any such Amalgamation Objection and the Company, subject to the following clause (ii), shall, and shall cause its Subsidiaries to, address such Amalgamation Objection (whether by paying or discharging obligations to the applicable creditors or otherwise) so that no Company Shareholder or creditor of the Company or other person to whom the Company or Merger Sub 1 is under an obligation, is able to delay the Amalgamation or cause the Amalgamation not to be consummated pursuant to the Amalgamation Proposal and (ii) neither the Company nor Merger Sub 1 shall agree to any settlement or accommodation in respect of any Amalgamation Objection without the prior written consent of SPAC (not to be unreasonably withheld, conditioned or delayed).

Section 6.17 Company Shareholder Approval. As promptly as practicable after the Registration Statement is declared effective under the Securities Act, the Company shall call and hold a general meeting of the Company Shareholders for the purpose of seeking the Company Shareholder Approval, or shall seek the Company Shareholder Approval by shareholders’ written resolutions in lieu of a meeting, and shall include the Company Board Recommendation in the materials delivered to the Company Shareholders in connection therewith. No later than 21 days after the Amalgamation Documents are delivered to the Company Shareholders and Company Creditors and published in a daily English-language newspaper of general circulation in Singapore, in each case in accordance with the Singapore Companies Act and Section 6.16(a)(iii) (such date, the “Company Shareholder Approval Deadline”), the Company shall deliver to the SPAC evidence reasonably satisfactory to the SPAC that the Company Shareholder Approval was obtained (x) at a duly called and convened general meeting or (y) by written shareholder resolutions. Neither the Company’s Board of Directors, nor any committee thereof, shall withhold, withdraw, amend, modify, change, qualify or propose or resolve to withhold, withdraw, amend, modify or change, in each case in a manner adverse to SPAC, the Company Board Recommendation.

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Section 6.18 Additional Financial Information.

(a) As promptly as practicable following the date of this Agreement, and in any event no later than thirty (30) days following the date hereof, the Company shall deliver to the SPAC the audited financial statements of the Company and its Subsidiaries for the twelve month periods ended December 31, 2024 and December 31, 2023 consisting of the audited consolidated balance sheets as of such dates, the audited consolidated income statements for the twelve month periods ended on such dates, and the audited consolidated cash flow statements for the twelve month periods ended on such dates, together with the auditor’s report thereon (the “Company PCAOB Audited Financial Statements”). The Company shall deliver to the SPAC the Company’s consolidated interim financial statements for the six months ended June 30, 2025 no later than September 30, 2025 (the “Company Unaudited Interim Financial Statements”). The Company PCAOB Audited Financial Statements and the Company Unaudited Interim Financial Statements shall be prepared in conformity with U.S. GAAP consistently applied in accordance with the requirements of the Public Company Accounting Oversight Board for public companies.

(b) As promptly as practicable following the date of this Agreement, and in any event no later than thirty (30) days following the date hereof, Holdco shall deliver to the SPAC the audited financial statements of Holdco and its Subsidiaries as of a date to be determined in Holdco’s reasonable discretion, consisting of the audited consolidated balance sheet as of such date, together with the auditor’s report thereon (the “Holdco PCAOB Audited Financial Statements”). Holdco shall deliver Holdco’s interim financial statements for such periods as required by applicable Law or SEC Guidance to be included in the Registration Statement (the “Holdco Unaudited Interim Financial Statements” and together with the Company PCAOB Audited Financial Statements, the Company Unaudited Interim Financial Statements, and the Holdco PCAOB Audited Financial Statements, the “Required Financial Statements”). The Holdco PCAOB Audited Financial Statements and the Holdco Unaudited Interim Financial Statements (if any) shall be prepared in conformity with U.S. GAAP consistently applied in accordance with the requirements of the Public Company Accounting Oversight Board for public companies.

(c) The representations and warranties set forth in Section 3.8 shall be deemed to apply to the Required Financial Statements, as and when they have been delivered to the SPAC, with the same force and effect as if made on the date of this Agreement (provided, that, in the case of any reviewed financial statements provided pursuant to this Section 6.18, such statements are subject to normal year-end adjustments that were not or are not expected to be material in amount or effect).

(d) The Company and Holdco shall provide any Company Unaudited Interim Financial Statements and Holdco Unaudited Interim Financial Statements, and Holdco shall file a post-effective amendment to the Registration Statement, as necessary to comply with the undertakings in the Registration Statement with respect to the age of financial statements.

(e) During the Interim Period, the Company shall provide the SPAC with a monthly update of the Company’s cash position and overall performance relative to any capital expenditure plan previously approved by the SPAC.

Section 6.19 PIPE Investment. During the Interim Period, Holdco, the Company and the SPAC shall use reasonable best efforts to enter into mutually agreed subscription agreements (the “Subscription Agreements”) with accredited investors (the “PIPE Investors”), pursuant to which the PIPE Investors will agree, subject to the terms and conditions set forth therein, to subscribe for and purchase, at the Closing, Holdco Class A Ordinary Shares at a purchase price equal to the Redemption Price (the “PIPE Investment”). Each of Holdco, the SPAC, and the Company shall use its reasonable best efforts (a) to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the Subscription Agreements on or prior to the Closing on the terms described therein, and (b) to satisfy on a timely basis all conditions and covenants applicable to Holdco, the SPAC, and the Company, respectively, in the Subscription Agreements and otherwise comply with its obligations thereunder and to enforce the rights of Holdco, the SPAC, and the Company under the Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) Holdco the applicable purchase price under each PIPE Investor’s applicable Subscription Agreement in accordance with its terms. As promptly as practicable after a Party acquires knowledge thereof, such Party shall give the other Parties written notice: (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Subscription Agreement; (ii) of the receipt of any written notice or other written communication from

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any party to any Subscription Agreement with respect to any actual, potential or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement; or (iii) if such Party does not expect to receive all or any portion of the PIPE Investment on the terms, in the manner or from the sources contemplated by the Subscription Agreements.

Section 6.20 Financing Cooperation. Without limiting anything to the contrary contained herein, during the Interim Period and upon mutual determination of the SPAC and the Company, each of the SPAC, the Company, and Holdco may, but shall not be required to, secure at or prior to the Closing one or more financing commitments in the form of: (a) SAFEs or any other form of equity financing of the Company, which financing closes and is funded to the Company after the date hereof and prior to the Closing (the “Company Pre-Closing Financing”), (b) backstops against exercises of SPAC Shareholder Redemption Rights or non-redemption agreements, or (c) equity or equity-linked financing of Holdco or the SPAC, which closes concurrently with the Closing (such financing commitments, collectively, the “Additional Financing”). The PIPE Investment shall not constitute the Additional Financing. In the event that the Additional Financing is structured as a private placement transaction, the Company and SPAC shall mutually select and agree upon a proposed list of potential investors for the Additional Financing. The subscription or other agreements relating to the Additional Financing will be in a form and substance mutually acceptable to the Parties, and if the SPAC is not a party thereto will include the SPAC as a third-party beneficiary thereto. In furtherance of the foregoing, if the Parties mutually determine to seek Additional Financing, the Parties shall use reasonable best efforts to identify sources of financing for the Additional Financing and to mutually negotiate the underlying subscription, financing and similar agreements and reasonably cooperate in a timely manner in connection with any such efforts, including (x) by providing such information and assistance as the other Parties may reasonably request, (y) granting such access to potential investors and their respective representatives as may be reasonably necessary for their due diligence, and (z) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to the Additional Financing. All such cooperation, assistance and access shall be subject to the terms of Section 6.2. Each Party shall promptly inform the other Party of all aspects and developments related to obtaining the Additional Financing, including the proposed terms and conditions thereof and any material decisions or actions related to the Additional Financing. Neither the Company or Holdco, on the one hand, or the SPAC, on the other hand, shall make or agree to make any amendments, changes, modifications or waivers to any Contracts underlying the Additional Financing without the prior written consent of the SPAC or the Company, as applicable, which consent may not be unreasonably denied, conditioned, granted or withheld or delayed.

Section 6.21 Stock Exchange Listing. From the date of this Agreement through the earlier of a NYSE American Triggering Event or the Closing Date, the SPAC shall use its reasonable best efforts to ensure that the SPAC Public Securities remain listed for trading on NYSE American. In connection with the Closing, the SPAC shall take such actions as are reasonably necessary or advisable to cause the SPAC Public Securities to be delisted from the NYSE American, to the extent then applicable, and deregistered under the Exchange Act (or to have its Exchange Act registration be succeeded by Holdco) with such delisting and deregistration effective as soon as practicable following the SPAC Merger Effective Time. From the date of this Agreement through the Closing, the Parties shall use their respective reasonable best efforts to have Holdco’s securities approved for listing on the Stock Exchange.

Section 6.22 Lock-Up Agreement. At the Closing, Holdco and the Lock-Up Shareholders will enter into the Lock-Up Agreement.

Section 6.23 Registration Rights Agreement. At the Closing, Holdco, the Sponsor, the Founder, and the Company Shareholders will enter into the Registration Rights Agreement.

Section 6.24 Warrant Assumption Agreement. On the Closing Date, Holdco and the SPAC shall enter into the Warrant Assumption Agreement.

Section 6.25 Sponsor Indemnification Agreement. On the Closing Date, Holdco and the Company shall enter into the Sponsor Indemnification Agreement with the Sponsor.

Section 6.26 SPAC Extension. If the Transactions have not been consummated on or prior to November 14, 2025 and SPAC and the Company mutually determine that it is reasonably likely that the Transactions will not be consummated by December 29, 2025, then SPAC will use its commercially reasonable efforts, in accordance with applicable Law, Stock Exchange rules and the SPAC Organizational Documents, to (i) amend the SPAC Organizational Documents to extend the time period for SPAC to consummate its initial Business Combination from December 29, 2025 to up to March 29, 2026 (the “Extension”) and (ii) prepare (with the reasonable cooperation of the Company) and

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file with the SEC a proxy statement (such proxy statement, together with any amendments or supplements thereto, the “Extension Proxy Statement”) pursuant to which it shall seek the approval of the SPAC Shareholders of the Extension. SPAC and the Company shall discuss in good faith and agree upon the terms of the Extension, including the proposed amendments to the SPAC Organizational Documents and additional economic incentives, if any, to be offered to SPAC Shareholders in connection with their approval of the Extension. After the Extension Proxy Statement is cleared by the SEC, SPAC shall (A) cause the Extension Proxy Statement to be disseminated to the SPAC Shareholders in compliance with applicable Law, (B) duly establish a record date for, give notice of, and convene and hold a meeting of the SPAC Shareholders (the “Extension Meeting”) in accordance with the SPAC Organizational Documents for a date no later than two (2) Business Days prior to December 29, 2025 (or such later date as the Company and SPAC shall agree), (C) solicit proxies from the holders of SPAC Common Stock to vote in favor of the Extension, and (D) provide an opportunity to its shareholders to have their SPAC Public Shares redeemed for the consideration, and on the terms and subject to the conditions and limitations, set forth the SPAC Organizational Documents, the Trust Agreement, and the Extension Proxy Statement in conjunction with obtaining the approval of the SPAC Shareholders of the Extension; provided that, notwithstanding anything to the contrary set forth in this Section 6.26, to the extent (1) the SPAC Shareholder Approval is obtained at any time before the Extension Meeting is held and (2) the Closing has occurred prior to December 29, 2025, all obligations under this Section 6.26 shall terminate and be of no further force or effect.

Section 6.27 No SPAC Securities Transactions. Each of the Company, Holdco, Merger Sub 1 and Merger Sub 2 acknowledges and agrees that it is aware of the restrictions imposed by U.S. federal securities Laws with respect to transactions in the securities of a publicly traded company while in possession of material nonpublic information. From and after the date of this Agreement until the SPAC Merger Effective Time, except as otherwise contemplated by this Agreement, each of the Company, Holdco, Merger Sub 1 and Merger Sub 2 shall not engage in any transactions involving the securities of SPAC or take any other action with respect to SPAC in violation of such Laws, or cause or encourage any third party to do the foregoing.

Section 6.28 Tax Matters.

(a) This Agreement is intended to constitute, and the Parties hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and 1.368-3(a).

(b) Each of the Parties shall use its reasonable best efforts to cause the Transactions to qualify for the Intended Tax Treatment. Except for actions required by this Agreement or the Ancillary Agreements, none of the Parties shall (and none of the Parties shall permit or cause any of their respective Affiliates, Subsidiaries or Representatives to) take or fail to take any action, or become obligated to take or fail to take any action, which action or failure could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment. Each of the Parties shall file all Tax Returns consistent with, and take no position (whether in any audit or examination, on any Tax Return or otherwise) or any other action before or after the Closing, in either case, that is inconsistent with the Intended Tax Treatment, including by completing an IRS Form 8937 and complying with the reporting requirements contained in Treasury Regulations Section 1.367(a)-3(c)(6) except to the extent otherwise required to do so as a result of a “determination” that is final within the meaning of Section 1313(a) of the Code (or similar or comparable provision of state or local or non-U.S. Law) or a change in applicable Law. In furtherance of the foregoing, the Parties shall ensure that any distribution of assets from the Second Surviving Company following the SPAC Merger Effective Time does not cause the Second Surviving Company to be treated as liquidating for U.S. federal income tax purposes as contemplated in Treasury Regulations Section 1.368-2(k)(1)(i)(B) in a manner that would reasonably be expected to impact the Intended Tax Treatment.

(c) Each of the Parties shall reasonably cooperate in good faith with one another in connection with the issuance of any opinion of external counsel relating to the Tax consequences of or related to the Transactions (including if the SEC requires an opinion regarding such Tax consequences to be prepared and submitted in connection with the declaration of effectiveness of the Registration Statement). In connection with the foregoing, each of the Parties shall (and shall cause their cause any of their respective Affiliates, Subsidiaries or Representatives to) deliver to the applicable counsel, upon reasonable request therefore, certificates dated as of the necessary date and signed by an officer of the applicable party containing such customary representations and warranties as shall be in form and substance reasonably satisfactory to the applicable counsel and reasonably necessary or appropriate to enable such counsel to render any such opinion. Notwithstanding anything herein to the contrary, nothing in this Agreement shall require (i) any counsel to the SPAC or its advisors to provide an opinion with respect to any Tax matters affecting the Company or any equityholders of the Company or (ii) any counsel to the Company to provide an opinion with respect

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to any Tax matters affecting the SPAC or its equityholders, in each case of (i) or (ii), including that the relevant portion of the Transactions qualify for its respective portion of the Intended Tax Treatment. Neither this Section 6.28(c) nor any other provision in this Agreement shall require or be deemed to require the provision of a Tax opinion by any Party’s counsel or advisors to be an express condition precedent to the Closing.

(d) At or prior to the Closing Date, the SPAC shall deliver or cause to be delivered to Holdco a FIRPTA certificate dated as of the Closing Date, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Section 1.1445-2(c)(3) and 1.897-2(h), certifying that no interest in the SPAC is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” within the meaning of Sections 897 and 1445 of the Code and, simultaneously with delivery of such FIRPTA certificate, the SPAC shall file a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2).

(e) All transfer, documentary, sales, use, stamp, registration, excise, recording, registration, value added and other such similar Taxes, fees and costs (“Transfer Taxes”) that become payable by any of the Parties in connection with the Transactions shall constitute Company Transaction Expenses (if incurred by or on behalf of the Company) or SPAC Transaction Expenses (if incurred by or on behalf of SPAC). The Party responsible for filing any necessary Tax Returns with respect to Transfer Taxes under applicable Law shall cause such Tax Returns to be filed, and if required by applicable Law, the other Parties shall join in the execution of any such Tax Returns.

(f) The Parties shall reasonably cooperate in connection with Tax compliance matters, including any requests from equityholders of the SPAC.

ARTICLE VII

CONDITIONS TO OBLIGATIONS TO CLOSE

Section 7.1 Conditions to Obligation of Each Party to Close. The respective obligations of each Party to effect the Transactions shall be subject to the satisfaction of all of the following conditions at or prior to the Amalgamation Effective Time, any one or more of which may be waived (where permissible) in writing by both the Company (on behalf of itself, Holdco, and the Merger Subs) and SPAC:

(a) No Injunctions or Illegality. No Governmental Entity having competent jurisdiction over the Parties with respect to the Transactions shall have (i) enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award that is in effect or (ii) issued or granted any Order (whether temporary, preliminary, or permanent) that is in effect and is final and non-appealable, and, in each case of the foregoing clauses (i) and (ii), which has the effect of making the Transactions illegal or otherwise restraining, enjoining, or prohibiting consummation of the Transactions.

(b) SPAC Shareholder Approval. The SPAC Shareholder Approval (other than the approval of the Advisory Organizational Documents Proposals as set forth in section (ii) of the definition thereof) shall have been approved by the requisite vote of SPAC Shareholders with respect to such matter pursuant to the SPAC Organizational Documents and the MBCA.

(c) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purposes shall have been initiated or threatened by the SEC and not withdrawn.

(e) Stock Exchange Listing. The Holdco Class A Ordinary Shares shall have been approved for listing on the Stock Exchange as of the Closing Date, subject only to official notice of issuance.

(f) Conversion from a Singapore private company to a Singapore public company. Holdco shall have been converted from a Singapore private company to a Singapore public company and in accordance with the Singapore Companies Act.

(g) Holdco A&R Constitution. The Holdco A&R Constitution shall have been adopted by Holdco and filed with ACRA.

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Section 7.2 Conditions to the SPAC’s Obligation to Close. The SPAC’s obligation to effect the Transactions shall be subject to the satisfaction of all the following further conditions at or prior to the Amalgamation Effective Time, any one or more of which may be waived (where permissible) in writing by SPAC in its sole and absolute discretion:

(a) Company Representations and Warranties. The representations and warranties of the Company (i) contained in Section 3.1, Section 3.3, Section 3.4, and Section 3.7, shall each be true and correct in all material respects as of the date hereof and as of the Closing, as if made as of such date and time (other than representations and warranties that are expressly made as of a specific date, which representations and warranties shall have been true and correct in all material respects as of such date), (ii) contained in Section 3.2 shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing, as if made as of such date and time (other than representations and warranties that are expressly made as of a specific date, which representations and warranties shall have been true and correct in all but de minimis respects as of such date); and (iii) contained elsewhere in this Agreement shall be true and correct in all respects as of the date hereof and as of the Closing, as if made as of such date and time (other than representations and warranties that are expressly made as of a specific date, which representations and warranties shall have been true and correct as of such date) except for breaches or inaccuracies of such representations and warranties that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided, however, that for purposes of determining the satisfaction of each of the conditions in this Section 7.2(a), no effect shall be given to any “material,” “Material Adverse Effect” or other similar qualifier in such representations and warranties.

(b) Holdco and Merger Subs Representations and Warranties. The representations and warranties of Holdco and each of the Merger Subs (i) contained in Section 4.1, Section 4.4, and Section 4.7, shall each be true and correct in all material respects as of the date hereof and as of the Closing, as if made as of such date and time (other than representations and warranties that are expressly made as of a specific date, which representations and warranties shall have been true and correct in all material respects as of such date), (ii) contained in Section 4.3 shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing, as if made as of such date and time (other than representations and warranties that are expressly made as of a specific date, which representations and warranties shall have been true and correct in all but de minimis respects as of such date); and (iii) contained elsewhere in this Agreement shall be true and correct in all respects as of the date hereof and as of the Closing, as if made as of such date and time (other than representations and warranties that are expressly made as of a specific date, which representations and warranties shall have been true and correct as of such date) except for breaches or inaccuracies of such representations and warranties that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; provided, however, that for purposes of determining the satisfaction of each of the conditions in this Section 7.2(b), no effect shall be given to any “material,” “Material Adverse Effect” or other similar qualifier in such representations and warranties.

(c) Covenants and Agreements. The covenants and agreements of each of the Company, Holdco, Merger Sub 1 and Merger Sub 2, respectively, to be performed or complied with by such Party on or before the Closing Date in accordance with this Agreement (without giving effect to any materiality or similar qualifiers contained therein) shall have been duly performed or complied with by such Party in all material respects.

(d) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect since the date hereof that is continuing.

(e) Officer’s Certificate. The SPAC shall have received a certificate, dated as of the Closing Date and signed on behalf of the Company and Holdco (on behalf of itself and the Merger Subs) by an authorized officer of the Company and Holdco, respectively, stating that the conditions specified in Section 7.2(a) through Section 7.2(d), as such conditions relate to the Company, Holdco and the Merger Subs, have been satisfied.

(f) Termination of Certain Contracts. The Company shall have delivered to SPAC evidence, in form and substance reasonably acceptable to SPAC, that each of the Terminating Contracts shall be terminated effective as of immediately prior to the Amalgamation Effective Time without any further obligations of the Company or Holdco.

(g) Employment Agreements. Holdco (or a Subsidiary of Holdco, as applicable) and the Company executive employees listed in Section 1.1(a) of the Company Disclosure Schedule shall have entered into the Employment Agreements.

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(h) Registration Rights Agreement. Holdco, the Founder, and the Company Shareholders shall have duly executed and delivered to SPAC a copy of the Registration Rights Agreement.

(i) Sponsor Indemnification Agreement. Holdco and the Company shall have duly executed and delivered to SPAC a copy of the Sponsor Indemnification Agreement.

(j) Company Support Agreements. The Company Supporting Shareholders shall have complied in all material respects with the respective covenants required to be performed or complied with by them pursuant to their respective Company Support Agreements and the Company Support Agreements shall not have been terminated.

(k) Lock-Up Agreement. Holdco and the Lock-Up Shareholders shall have duly executed and delivered to the SPAC a copy of the Lock-Up Agreement.

(l) Company Preference Share Conversion. The Company Preference Share Conversion shall have been completed.

Section 7.3 Conditions to the Company’s Obligation to Close. The obligations of the Company to consummate the Transactions shall be subject to the satisfaction of all of the following further conditions at or prior to the Amalgamation Effective Time, any one or more of which may be waived (where permissible) in writing by the Company in its sole and absolute discretion:

(a) Representations and Warranties. The representations and warranties of the SPAC (i) contained in Section 5.1, Section 5.11, and Section 5.14 shall each be true and correct in all material respects as of the date hereof and as of the Closing, as if made as of such date and time (other than representations and warranties that are expressly made as of a specific date, which representations and warranties shall have been true and correct in all material respects as of such date), (ii) contained in Section 5.2 shall be true and correct in all but de minimis respects as of the date hereof and as of the Closing, as if made as of such date and time (other than representations and warranties that are expressly made as of a specific date, which representations and warranties shall have been true and correct in all but de minimis respects as of such date); and (iii) contained elsewhere in this Agreement shall be true and correct in all respects as of the date hereof and as of the Closing, as if made as of such date and time (other than representations and warranties that are expressly made as of a specific date, which representations and warranties shall have been true and correct as of such date) except for breaches or inaccuracies of such representations and warranties that would not have, and would not reasonably be expected to have, individually or in the aggregate, a SPAC Material Adverse Effect; provided, however, that for purposes of determining the satisfaction of each of the conditions in this Section 7.3(a), no effect shall be given to any “material,” “SPAC Material Adverse Effect” or other similar qualifier in such representations and warranties.

(b) Covenants and Agreements. The covenants and agreements of the SPAC to be performed or complied with by the SPAC on or before the Closing Date in accordance with this Agreement (without giving effect to any materiality or similar qualifiers contained therein) shall have been duly performed or complied with by SPAC in all material respects.

(c) Officer’s Certificate. The Company shall have received a certificate, dated as of the Closing Date and signed on behalf of the SPAC by an authorized officer of the SPAC, stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d) Lock-Up Agreement. Holdco and the Lock-Up Shareholders shall have duly executed and delivered to the Company a copy of the Lock-Up Agreement.

(e) Registration Rights Agreement. Holdco and the Sponsor shall have duly executed and delivered to the Company a copy of the Registration Rights Agreement.

(f) Sponsor Support Agreement. Sponsor shall have complied in all material respects with the covenants required to be performed or complied with by it pursuant to the Sponsor Support Agreement and the Sponsor Support Agreement shall not have been terminated.

(g) Minimum Cash. The Aggregate Closing Cash shall equal or exceed the sum of (i) Transaction Expenses plus (ii) Requisite Working Capital.

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Section 7.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by the failure of such Party or its Affiliates to comply with or perform any of its covenants or obligations set forth in this Agreement.

Section 7.5 Waiver of Conditions. Upon the occurrence of the Closing, any condition set forth in this Article VII that was not satisfied as of the Closing shall be deemed to have been waived as of and from the Closing.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of the Company and the SPAC;

(b) by either the Company or the SPAC, if:

(i) the Closing shall not have occurred on or before December 29, 2025 (the “Outside Date”); provided, that, notwithstanding anything herein to the contrary, if SPAC obtains the approval of its shareholders for the Extension, then the Outside Date, automatically and without action on the part of any Party, shall be extended for an additional period ending on the last date then in effect for SPAC to consummate its Business Combination pursuant to the Extension; provided, further, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to (1) the Company, if any of the Company, Holdco, Merger Sub 1 or Merger Sub 2 has breached any of their respective representations, warranties, covenants or agreements under this Agreement and such breach is the primary cause of or has primarily resulted in the failure of the Closing to be consummated on or before such date or (2) the SPAC, if the SPAC has breached any of its representations, warranties, covenants or agreements under this Agreement and such breach is the primary cause of or has primarily resulted in the failure of the Closing to be consummated on or before such date;

(ii) any Order or Law permanently restraining, enjoining, prohibiting or making illegal the consummation of the Transactions becomes effective, final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to (1) the Company, if any of the Company, Holdco, Merger Sub 1 or Merger Sub 2 has breached any of their respective representations, warranties, covenants or agreements under this Agreement and such breach is the primary cause of or has primarily resulted in such final, non-appealable Order or Law or (2) the SPAC, if the SPAC has breached any of its representations, warranties, covenants or agreements under this Agreement and such breach is the primary cause of or has primarily resulted in such final, non-appealable Order or Law;

(iii) by the Company or the SPAC if the SPAC Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Special Meeting (subject to any adjournment or postponement thereof) duly convened therefor or at any adjournment thereof;

(c) by the SPAC, if the representations and warranties of the Company, Holdco or either of the Merger Subs shall have failed to be true and correct, or the Company, Holdco or either of the Merger Subs shall have breached or failed to perform any of their covenants, obligations or other agreements contained in this Agreement, where such failure or breach (A) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.2 and (B) cannot be or has not been cured prior to the earlier of (x) noon (eastern time) on the Business Day prior to the Outside Date and (y) the date that is thirty (30) days after the date that the SPAC notifies the Company of such failure or breach; provided, however, that the SPAC’s right to terminate this Agreement under this Section 8.1(c) shall not be available if the representations and warranties of the SPAC shall have failed to be true and correct, or the SPAC shall have breached or failed to perform any covenant, obligation or other agreement contained in this Agreement, where such failure or breach would give rise to the failure of a condition set forth in Section 7.1 or Section 7.3 (and the SPAC shall not have cured such failure or breach);

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(d) by the Company, if the representations and warranties of the SPAC shall have failed to be true and correct, or the SPAC shall have breached or failed to perform any of its covenants, obligations or other agreements contained in this Agreement, where such failure or breach (A) would give rise to the failure of a condition set forth in Section 7.1 or Section 7.3 and (B) cannot be or has not been cured prior to the earlier of (x) noon (eastern time) on the Business Day prior to the Outside Date and (y) the date that is thirty (30) days after the date that the Company notifies the SPAC of such failure or breach; provided, however, that the Company’s right to terminate this Agreement under this Section 8.1(d) shall not be available if the representations and warranties of the Company shall have failed to be true and correct, or the Company, Holdco or the Merger Subs shall have breached or failed to perform any covenant, obligation or other agreement contained in this Agreement, where such failure or breach would give rise to the failure of a condition set forth in Section 7.1 or Section 7.2 (and the Company, Holdco, or the Merger Subs, shall not have cured such failure or breach); or

(e) by the SPAC, if the Company shall not have obtained the Company Shareholder Approval and delivered evidence of the same to SPAC by the Company Shareholder Approval Deadline in accordance with Section 6.17.

Section 8.2 Notice of Termination. In the event of termination of this Agreement by either or both of the Company and the SPAC pursuant to Section 8.1, written notice of such termination shall be given by the terminating Party to the other Parties.

Section 8.3 Effect of Termination. Notwithstanding anything to the contrary in this Agreement, in the event of termination of this Agreement by either or both of the Company and the SPAC pursuant to Section 8.1, this Agreement shall terminate and become void and have no further force or effect, and there shall be no Liability on the part of any Party (or any shareholder, director, officer, employee, Affiliate, agent, consultant or Representative of such Party) to any other Party or any other Person, except as set forth in Section 6.4, Section 6.10, this Section 8.3 or Article IX; provided, however, that no such termination shall relieve any Party from Liability for any Fraud or Willful Breach of this Agreement; provided, further, that Section 6.4, Section 6.10, this Section 8.3 and Article IX, and any other Section or Article of this Agreement which is required to survive in order to give appropriate effect to Section 6.4, Section 6.10, this Section 8.3 and Article IX, shall survive any termination of this Agreement, in accordance with their respective terms.

ARTICLE IX

MISCELLANEOUS

Section 9.1 No Presumption Against Drafter. The Parties and their respective counsel have reviewed and negotiated this Agreement as the joint agreement and understanding of the Parties, and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person.

Section 9.2 Counterparts. This Agreement and the Ancillary Agreements may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 9.3 No Survival of Representations, Warranties, Covenants and Agreements.

(a) The representations, warranties, covenants and agreements in this Agreement shall terminate at the Closing, except that the covenants and agreements that explicitly contemplate performance after the Closing shall survive the Closing indefinitely (or until fully performed in accordance with this Agreement). The Parties acknowledge and agree that, other than in connection with any Fraud or as otherwise expressly set forth herein, from and after the Closing they shall not be permitted to make, and no Party shall have any Liability or obligation with respect to, any claims for any breach of any representation or warranty set forth herein or any breach of any covenant or agreement

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herein that is to have been performed by another Party on or prior to the Closing. In furtherance of the foregoing, other than in connection with any Fraud or as otherwise expressly set forth herein, from and after the Closing, each Party hereby waives (on behalf of itself, each of its Affiliates and each of its Representatives), to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (including any statutory rights to contribution or indemnification) for any breach of any representation or warranty or covenant or obligation to have been performed prior to the Closing set forth herein or otherwise relating to any of the SPAC, Holdco, the Merger Subs, or the Company or the subject matter of this Agreement that such Party may have against the other Parties or any of their Affiliates or any of their respective Representatives arising under or based upon any theory whatsoever, under any Law, contract, tort or otherwise.

(b) The Parties hereby acknowledge and agree that, except as expressly provided in Section 6.9, Section 6.10, Section 9.3(a), or in connection with any Fraud, from and after the Closing none of the SPAC, the Company, Holdco, the Merger Subs, their Representatives or any of their respective Affiliates, officers, managers, employees or agents, shall have any Liability, responsibility or obligation arising under this Agreement or any Exhibit or Schedule hereto, or any certificate or other document entered into, made, delivered, or made available in connection herewith, or as a result of any of the Transactions, such provisions and other documents being the sole and exclusive remedy (as between the SPAC and its Affiliates, on the one hand, and the Company, Holdco, the Merger Subs and its or their Affiliates, on the other hand) for all claims, disputes and losses arising hereunder or thereunder or in connection herewith or therewith, whether purporting to sound in contract or tort, or at Law or in equity, or otherwise.

Section 9.4 Governing Law; Waiver of Jury Trial; Jurisdiction. The Law of the State of New York shall govern (a) all claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice-of law or conflict-of-law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of New York; provided, that the consummation and effectiveness of the Amalgamation shall be governed by, and construed in accordance with, the Singapore Companies Act. EACH PARTY HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT. EACH PARTY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. Each Party submits to the exclusive jurisdiction of first, the New York Supreme Court, Commercial Division, located in the Borough of Manhattan in the City of New York, in the State of New York or if such court declines jurisdiction, then to any court of the State of New York or the Federal District Court for the Southern District of New York, in any Proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the Proceeding shall be heard and determined in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other courts. Nothing in this Section 9.4, however, shall affect the right of any Party to serve legal process in any other manner permitted by Law or at equity. Each Party agrees that a final judgment in any Proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity.

Section 9.5 Entire Agreement; Third-Party Beneficiaries. This Agreement (including the Schedules and Exhibits to this Agreement) and the Ancillary Agreements constitutes the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede any prior discussion, correspondence, negotiation, proposed term sheet, agreement, understanding or arrangement and there are no agreements, understandings, representations or warranties among the Parties other than those set forth or referred to in this Agreement. Except as expressly provided in this Agreement, including Section 6.9, Section 6.10, Section 6.15(a), Article VIII, and Section 9.14, this Agreement is not intended to confer in or on behalf of any Person not a Party (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

Section 9.6 Notices. Any notice or other communication hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 5:00 PM on a Business Day, addressee’s day and time, on the date of delivery, and otherwise on the first Business Day after such delivery;

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(b) if by email, on the date of transmission; or (c) five (5) days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective Parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a Party shall specify to the others in accordance with these notice provisions:

(a)	If to the Company, Holdco, Merger Sub 1 or Merger Sub 2:
Horizon Quantum Computing Pte. Ltd.
29 Media Cir., #05-22
Singapore, 138565
	Attn:	Joseph Francis Fitzsimons
E-mail:

with a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Fl
New York, NY 10105
Attention:	Adam C. Berkaw; David H. Landau
Email:	aberkaw@egsllp.com; dlandau@egsllp.com
(b)	If to the SPAC:
dMY Squared Technology Group, Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, Nevada 89144
	Attention:	Harry You
Email:

with a copy (which shall not constitute notice) to:

White & Case LLP
1221 Avenue of the Americas
New York, NY 10020
Attention:	Joel Rubinstein, Jonathan Rochwarger, Neeta Sahadev and Daniel Nussen
Email:	joel.rubinstein@whitecase.com, jonathan.rochwarger@whitecase.com, neeta.sahadev@whitecase.com, and daniel.nussen@whitecase.com

Section 9.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided, however, that no Party will assign its rights or delegate any or all of its obligations under this Agreement, including by merger, consolidation, operation of law or otherwise, without the express prior written consent of the other Parties. Any attempted assignment in violation of this Section 9.7 shall be void, in addition to constituting a material breach of this Agreement.

Section 9.8 Amendments, Waivers and Remedies. This Agreement may not be modified or amended except by an instrument or instruments in writing and mutually signed by each of the Parties. Each Party may, only by an instrument in writing, waive compliance by any other Party with any term or provision of this Agreement on the part of such other Party to be performed or complied with. The waiver by a Party of a breach of any term or provision of this Agreement by another Party shall not be construed as a waiver of any subsequent breach. Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any Party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a Party waives or otherwise affects any obligation of that Party or impairs any right of the Party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any

Annex A-75

other breach. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon any Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. Notwithstanding anything to the contrary contained herein, no Party shall seek, nor shall any Party be liable for, punitive or exemplary damages under any tort, contract, equity or other legal theory with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

Section 9.9 Specific Performance. The Parties hereby acknowledge and agree that irreparable injury for which monetary damages (even if available) would not be an adequate remedy would occur if any Parties hereto does not perform any provision of this Agreement in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that, prior to a valid termination, to prevent breaches or threatened breaches by the Parties of any of their respective covenants or obligations set forth in this Agreement, including its failure to take all actions required under the express terms of this Agreement to consummate the Transactions, and that prior to a valid termination of this Agreement, the Parties shall be entitled to specific performance of such agreements and covenants in such event and other equitable relief to prevent breaches of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of any such injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Each Party hereby waives any requirement to provide any bond or other security in connection with such order or injunction.

Section 9.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 9.11 Publicity. Except as required by applicable Law or applicable stock exchange rules and except with respect to the SPAC SEC Documents, the Parties agree that neither they nor their respective Representatives shall issue any press release or make any other public disclosure concerning the Transactions without the prior approval of the other Parties. If a Party is required to make such a disclosure as required by applicable Law or applicable stock exchange rules, the Party making such determination will, if practicable in the circumstances, use reasonable commercial efforts to allow the other Parties reasonable time to comment on such disclosure in advance of its issuance.

Section 9.12 Trust Account Waiver. Reference is made to the final prospectus of the SPAC, filed with the SEC (File No. 333-267381) (the “Prospectus”), and dated as of September 29, 2022. Holdco, the Company, and the Merger Subs each acknowledges that it has read the Prospectus, the Trust Agreement and the SPAC Organizational Documents and understands that the SPAC has established the Trust Account containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO, and interest accrued from time to time thereon, and deposits made pursuant to the SPAC Organizational Documents, for the benefit of the public shareholders of the SPAC and certain parties and that, except as otherwise described in the Prospectus, the SPAC may disburse monies from the Trust Account only: (a) to the public shareholders of the SPAC in the event they elect to exercise their SPAC Shareholder Redemption Rights, (b) to the public shareholders of the SPAC if SPAC fails to consummate a Business Combination within the time period prescribed by the SPAC Organizational Documents (subject to further extension by amendment to the SPAC Organizational Documents), (c) to pay any taxes with any interest earned on the amounts held in the Trust Account, or (d) to the SPAC after or concurrently with the consummation of a Business Combination. For and in consideration of the SPAC entering into this Agreement regarding the Transactions, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, each of the Company, Holdco, Merger Sub 1 and Merger Sub 2 hereby agrees on behalf of itself and its Affiliates notwithstanding anything to the contrary in this Agreement, neither the Company, Holdco, Merger Sub 1, or Merger Sub 2, nor any of its or their Affiliates do now and shall at any time hereafter have any right, title, interest or claim of any kind against the Trust Account (including distributions therefrom), or make any claim or bring any Action against, the Trust Account (including distributions therefrom), and regardless of whether such claim arises as a result of, in connection with or relating in any way to, any proposed or actual business relationship between the

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SPAC or its Representatives, on the one hand, and the Company, Holdco, Merger Sub 1, or Merger Sub 2, or any of its or their Affiliates or respective Representatives, on the other hand, this Agreement, the Transactions or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”). The Company, Holdco, Merger Sub 1, and Merger Sub 2, on behalf of itself and its and their respective Affiliates and Representatives, (i) hereby irrevocably waives any such Released Claims it may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, this Agreement (including the negotiation, execution and performance thereof) any other Contract with the SPAC, the Transactions or any other negotiations, Contracts or other agreements or arrangements with the SPAC and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with the SPAC or its Affiliates), (ii) agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by the SPAC to induce it to enter in this Agreement, and further intends and understands such waiver to be valid, binding and enforceable under applicable Law and (iii) acknowledges and agrees that, to the extent the Company, Holdco, Merger Sub 1, or Merger Sub 2, or any of its or their Affiliates or Representatives commences any Action based upon, in connection with, relating to or arising out of any matter relating to the SPAC, which Action seeks, in whole or in part, monetary relief against the SPAC, the sole remedy of any such Person shall be against funds held outside of the Trust Account and that such claim shall not permit the Company, Holdco, Merger Sub 1, or Merger Sub 2, or its or their Affiliates (or any Person claiming on any of their behalf or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Notwithstanding the foregoing, nothing in this Section 9.12 shall serve to limit or prohibit the right of the Company, Holdco, Merger Sub 1, or Merger Sub 2 to pursue a claim against the SPAC for legal relief against assets of the SPAC held outside the Trust Account, for specific performance or other non-monetary relief.

Section 9.13 Conflicts and Privilege.

(a) Each of the Parties, on its own behalf and on behalf of its respective Affiliates, successors and assigns, hereby agrees that, in the event that a dispute with respect to this Agreement or the Transactions arises after the Closing between or among (x) the Sponsor, the shareholders or holders of other Equity Interests of SPAC or the Sponsor and/or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “SPAC Group”), on the one hand, and (y) any member of the Company Group, on the other hand, any legal counsel, including White & Case LLP (“White & Case”), that represented the SPAC and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the SPAC Group in such dispute even though the interests of such Persons may be directly adverse to the Company, Holdco, SPAC, or the Merger Subs and their respective successors and assigns and even though such counsel may have represented the SPAC Group and/or SPAC in a matter substantially related to such dispute, or may be handling ongoing matters for Holdco, the Company, the SPAC and/or the Sponsor. The Parties, on behalf of their respective successors and assigns, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the Transactions) between or among SPAC, the Sponsor and/or any other member of the SPAC Group, on the one hand, and White & Case, on the other hand, the attorney-client privilege and the expectation of client confidence shall survive the Transactions and belong to the SPAC Group after the Closing, and shall not pass to or be claimed or controlled by Holdco or the Company or any of their successors and assigns. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with SPAC or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Company.

(b) Each of the Parties, on its own behalf and on behalf of its respective Affiliates, successors and assigns, hereby agrees that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among (x) the shareholders or holders of other Equity Interests of the Company, Holdco, the Merger Subs, and/or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “Company Group”), on the one hand, and (y) any member of the SPAC Group, on the other hand, any legal counsel, including Ellenoff Grossman & Schole LLP (“EGS”) that represented the Company prior to the Closing may represent any member of the Company Group in such dispute even though the interests of such Persons may be directly adverse to the Company, Holdco, SPAC or Merger Subs, and even though such counsel may have represented the Company and/or Holdco in a matter substantially related to such dispute, or may be handling ongoing matters for

Annex A-77

the Company and/or Holdco, and further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the Transactions) between or among any member of the Company Group, on the one hand, and EGS, on the other hand, the attorney-client privilege and the expectation of client confidence shall survive the Transactions and belong to the Company Group after the Closing, and shall not pass to or be claimed or controlled by the Holdco or the Company or any of their successors and assigns. Notwithstanding the foregoing, any privileged communications or information shared by SPAC or Sponsor prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of Sponsor.

Section 9.14 No Recourse. All claims, obligations, liabilities, or causes of action (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement or the Ancillary Agreements, or the negotiation, execution, or performance or non-performance of this Agreement or the Ancillary Agreements (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or the Ancillary Agreements), may be made only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties to this Agreement or the applicable Ancillary Agreement (the “Contracting Parties”) except as set forth in this Section 9.14. In no event shall any Contracting Party have any shared or vicarious liability for the actions or omissions of any other Person. No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, financing source, attorney or Representative or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, agent, financing source, attorney or Representative or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or the Ancillary Agreements or for any claim based on, in respect of, or by reason of this Agreement or the Ancillary Agreements or their negotiation, execution, performance, or breach, except with respect to Willful Breach or Fraud against the Person who committed such Willful Breach or Fraud, and, to the maximum extent permitted by applicable Law; and each party waives and releases all such liabilities, claims, causes of action and obligations against any such Nonparty Affiliates. The Parties acknowledge and agree that the Nonparty Affiliates are intended third-party beneficiaries of this Section 9.14. Notwithstanding anything to the contrary herein, none of the Contracting Parties or any Nonparty Affiliate shall be responsible or liable for any multiple, consequential, indirect, special, statutory, exemplary or punitive damages which may be alleged as a result of this Agreement, the Ancillary Agreements or any other agreement referenced herein or therein or the Transactions, or the termination or abandonment of any of the foregoing, except with respect to Willful Breach or Fraud against the Person who committed such Willful Breach or Fraud, and, to the maximum extent permitted by applicable Law.

[Remainder of page left intentionally blank]

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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the Parties as of the day first above written.

HORIZON QUANTUM COMPUTING PTE. LTD.
By:	/s/ Joseph Francis Fitzsimons
Name:	Joseph Francis Fitzsimons
Title:	Chief Executive Officer
ROSE HOLDCO PTE. LTD.
By:	/s/ Joseph Francis Fitzsimons
Name:	Joseph Francis Fitzsimons
Title:	Authorized Signatory
ROSE ACQUISITION PTE. LTD.
By:	/s/ Joseph Francis Fitzsimons
Name:	Joseph Francis Fitzsimons
Title:	Authorized Signatory
Horizon MERGER SUB 2, Inc.
By:	/s/ Joseph Francis Fitzsimons
Name:	Joseph Francis Fitzsimons
Title:	President, Treasurer and Secretary
DMY SQUARED TECHNOLOGY GROUP, INC.
By:	/s/ Harry L. You
Name:	Harry L. You
Title:	Chief Executive Officer, Chief Financial Officer

Annex A-79

Exhibit A

Form of Holdco A&R Constitution

[See Annex B to the Proxy Statement/Prospectus]

Annex A-80

Exhibit B

Sponsor Support Agreement

[See Annex C to the Proxy Statement/Prospectus]

Annex A-81

Exhibit C

Form of Company Support Agreement

[See Annex D to the Proxy Statement/Prospectus]

Annex A-82

Exhibit D

Form of Lock-Up Agreement

[See Annex E to the Proxy Statement/Prospectus]

Annex A-83

Exhibit E

Form of Registration Rights Agreement

[See Annex F to the Proxy Statement/Prospectus]

Annex A-84

Exhibit F

Form of Warrant Assumption Agreement

[See Annex G to the Proxy Statement/Prospectus]

Annex A-85

Exhibit G

Form of Sponsor Indemnification Agreement

[See Annex H to the Proxy Statement/Prospectus]

Annex A-86

Annex B

FORM OF HOLDCO PUBLIC COMPANY CONSTITUTION

THE COMPANIES ACT 1967

PUBLIC COMPANY LIMITED BY SHARES

CONSTITUTION

of

HORIZON QUANTUM HOLDINGS LTD.

INTERPRETATION

1.      In this Constitution, the words standing in the first column of the table below shall bear the meanings set opposite to them respectively in the second column thereof, if not inconsistent with the subject or context:

Interpretation
‘Act’	The Companies Act 1967.
‘Alternate Director’	An Alternate Director appointed pursuant to regulation 126.
‘Auditors’	The auditors for the time being of the Company.
‘Automatic Conversion Date’	Has the meaning ascribed to it in regulation 68.
‘capital’	Share capital.
‘Claim’	Has the meaning ascribed to it in regulation 188.
‘Class A Share’	A class A ordinary share in the capital of the Company.
‘Class B Share’	A class B ordinary share in the capital of the Company.
‘Class B Transfer’

Any sale, assignment, transfer, conveyance, pledge, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, the transfer of, or entering into a binding agreement or arrangement with respect to, voting control over a Class B Share by proxy or otherwise; provided, however, that the following shall not be considered a “Class B Transfer”:

(a)     a Permitted Transfer;

(b)    the granting of a revocable proxy to officers or directors of the Company at the request of the Board in connection with actions to be taken at an annual general meeting or extraordinary general meeting of shareholders;

(c)     entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with shareholders who are holders of Class B Shares that (i) is disclosed either in a Schedule 13D filed with the United States Securities and Exchange Commission or in writing to the Secretary, (ii) either has a term not exceeding one (1) year or is terminable by each holder of the shares subject thereto at any time and (iii) does not involve any payment of cash, securities, property or other consideration to any holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner;

Annex B-1

(d) entering into a voting trust, agreement or arrangement (with or without granting a proxy) pursuant to a written agreement to which the Company is a party;

(e)     the charge of Class B Shares by a shareholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such shareholder continues to exercise voting control over such charged shares; provided, however, that the occurrence of a foreclosure on such shares or other similar action by the chargee shall constitute a Class B Transfer unless such foreclosure or similar action qualifies as a Permitted Transfer;

(f)     transferring a Class B Share to a broker or other nominee, so long as the Founder or another Permitted Transferee continues to hold sole voting control over such share; or

(g)    in connection with a merger, amalgamation or consolidation of the Company with or into any other entity, the conversion of the Company into another entity, or in the case of any other transaction having an effect on shareholders substantially similar to that resulting from a merger, amalgamation or consolidation, that has been approved by the Board, the entering into (i) an agreement or arrangement with respect to any rollover, reinvestment or similar transaction, or (ii) a support, voting, tender or similar agreement or arrangement (in each case, with or without the grant of a proxy) that has also been approved by the Board.

A Class B Transfer shall also be deemed to have occurred with respect to a Class B Share held by an entity that is a Permitted Trust or Permitted Entity, as of such time that there occurs any act or circumstance that causes such entity to no longer be a Permitted Trust or Permitted Entity.

‘Conversion Ratio’	Has the meaning ascribed to it in regulation 68.
‘Company’	Horizon Quantum Holdings Ltd. by whatever name from time to time called.
‘Constitution’	This constitution, as may be amended from time to time.
‘Designated Stock Exchange’

The Nasdaq Stock Market or at any time, in the case of the shares, if they are not at the time listed and traded on the Nasdaq Stock, the principal stock exchange or securities market on which the shares are then listed or quoted or dealt in.

‘Director’	Includes any person acting as a director of the Company and includes any person duly appointed and acting for the time being as an Alternate Director.
‘Directors’ or ‘Board’	The Directors for the time being of the Company as a body or a quorum of the Directors present at a meeting of the Directors.
‘dividend’	Includes bonus.
‘Exchange Act’	Under U.S. law, the Securities and Exchange Act of 1934, as amended.
‘Founder’	Joseph Francis Fitzsimons.

Annex B-2

‘Incapacity’

With respect to an individual, that (i) such individual lacks mental capacity within the meaning of the Mental Capacity Act 2008 to make decisions with respect to the management and administration of his or her property and affairs or under the criteria set forth in the applicable probate legislation applicable to such individual; and (ii) that such condition can be expected to result in death or has lasted or can reasonably be expected to last for a continuous period of not less than twelve (12) months as determined by a licensed medical practitioner. In the event of a dispute regarding whether an individual has suffered an Incapacity, no Incapacity of such individual will be deemed to have occurred unless and until an affirmative ruling regarding such Incapacity has been made in a final and non-appealable judgment of a court of competent jurisdiction.

‘Member’, ‘holder of any share’ or ‘shareholder’

Any registered holder of shares for the time being, save that references in this Constitution to a ‘Member’ shall, where the Act requires, exclude the Company where it is a member by reason of its holding shares as treasury shares, and references in this Constitution to a ‘holder of any share’ or ‘shareholder’ shall, except where otherwise expressly provided in this Constitution, exclude the Company in relation to shares held by it as treasury shares.

‘Office’	The Registered Office for the time being of the Company.
‘Paid up’	Includes credited as paid up.
‘Permitted Class B Owners’	Has the meaning ascribed to it in regulation 8.
‘Permitted Entity’

(a)     A corporation in which the Founder directly, or indirectly through one or more Permitted Entities, owns shares with sufficient voting control in the corporation, or otherwise has legally enforceable rights, such that the Founder retains sole and exclusive voting control with respect to the Class B Shares held by such corporation;

(b)    a partnership in which the Founder directly, or indirectly through one or more Permitted Entities, owns partnership interests with sufficient voting control in the partnership, or otherwise has legally enforceable rights, such that the Founder retains sole and exclusive voting control with respect to the Class B Shares held by such partnership; or

(c)     a limited liability company in which the Founder directly, or indirectly through one or more Permitted Entities, owns membership or limited liability company interests with sufficient voting control in the limited liability company, or otherwise has legally enforceable rights, such that the Founder retains sole and exclusive voting control with respect to the Class B Shares held by such limited liability company.

‘Permitted Transfer’	Any Class B Transfer to a Permitted Transferee.
‘Permitted Transferee’	(i) The Founder, (ii) any Permitted Trust, or (iii) any Permitted Entity.
‘Permitted Trust’	(a) A trust for the benefit of the Founder and for the benefit of no other person; or
(b) a trust for the benefit of the Founder and/or persons other than the Founder so long as the Founder has sole and exclusive voting control with respect to the Class B Shares held by such trust.
‘Register of Members’	The Register of Members of the Company.

Annex B-3

‘regulation’	A regulation of this Constitution, as altered or added to from time to time and any reference to a regulation by number is a reference to the regulation of that number in this Constitution.
‘Sarbanes-Oxley Act’	Has the meaning ascribed to it in regulation 189.
‘Seal’	The Common Seal of the Company or in appropriate cases the Official Seal or duplicate Common Seal.
‘Secretary’

The secretary or secretaries for the time being of the Company and shall include any person appointed by the Directors to perform the duties of secretary and where two or more persons are appointed to act as joint secretaries, or where one or more deputy or assistant secretaries are appointed, shall include any one of those persons.

‘Singapore’	The Republic of Singapore.
‘shares’	Shares in the capital of the Company.
‘Statutes’	The Act and every other legislation for the time being in force concerning companies and affecting the Company.
‘year’	Calendar year.
‘S$’	The lawful currency of Singapore.

(a)     The expressions ‘current address’, ‘electronic communications’, ‘financial statements’, ‘relevant intermediary’ and ‘treasury shares’ shall have the meanings ascribed to them respectively in the Act.

(b)    Expressions referring to writing shall, unless the contrary intention appears, be construed as including references to written or produced by any substitute for writing or partly one and partly another and shall include (except where otherwise expressly specified in this Constitution or the context otherwise requires, and subject to any limitations, conditions or restrictions contained in the Statutes) any representation or reproduction of words, symbols or other information which may be displayed in a visible form, whether in a physical document or in an electronic communication or form or otherwise howsoever.

(c)     Words denoting the singular shall include the plural and vice versa. Words denoting the masculine gender only shall include the feminine gender. Words denoting persons shall include corporations.

(d)    The expression ‘clear days’ notice’ shall, for the purposes of calculating the number of days necessary before a notice is served or deemed to be served, be exclusive of the day on which the notice is served or deemed to be served and of the day for which the notice is given.

(e)     Save as aforesaid, any word or expression used in the Act and the Interpretation Act 1965 shall, if not inconsistent with the subject or context, bear the same meaning in this Constitution.

(f)     The headnotes and marginal notes are inserted for convenience only and shall not affect the construction of this Constitution.

(g)    Any reference in this Constitution to any enactment is a reference to that enactment as for the time being amended or re-enacted.

(h)    A Special Resolution shall be effective for any purposes for which an Ordinary Resolution is expressed to be required under any provision of this Constitution.

Annex B-4

NAME
2. The name of the Company is Horizon Quantum Holdings Ltd.			Name
LIABILITY OF MEMBERS
3. The liability of the Members is limited.			Liability of Members
BUSINESS
4.	(1)	Subject to the provisions of the Act (and where applicable, the rules and regulations of the Designated Stock Exchange) and any other written law and this Constitution, the Company has:	Business or activity
		(a) full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and
		(b) for these purposes, full rights, powers and privileges.
	(2)

Subject to the provisions of the Act, any branch or kind of business which by this Constitution is either expressly or by implication authorised to be undertaken by the Company may be undertaken by the Directors at such time or times as they shall think fit, and further may be suffered by them to be in abeyance whether such branch or kind of business may have been actually commenced or not, so long as the Directors may deem it expedient not to commence or proceed with such branch or kind of business.

PUBLIC COMPANY
5. The Company is a public company.			Public Company
REGISTERED OFFICE
6. The Office shall be at such place in Singapore as the Directors shall from time to time determine.			Place of Office
SHARES
7.	(1)	The rights attaching to shares of a class other than ordinary shares shall be expressed in this Constitution.	Shares of a class other than ordinary shares
	(2)	The Company may issue shares for which no consideration is payable to it.	Issue of shares for no consideration
8.	(1)

Subject to the Statutes and this Constitution, no shares may be issued by the Directors without the prior approval of the Company in general meeting but subject thereto, and to any special rights attached to any shares for the time being issued, the Directors may allot and issue shares or grant options over or otherwise deal with or dispose of the same to such persons on such terms and conditions and for such consideration (if any) and at such time and subject or not to the payment of any part of the amount (if any) thereof in cash as the Directors may think fit.

			Issue of shares
	(2)

Notwithstanding any provision to the contrary in this Constitution, including regulation 8(1), Class B Shares may be issued only to, and registered in the name of the Founder, or any Permitted Transferee (collectively, the “Permitted Class B Owners”)

Annex B-5

9.

Without prejudice to any special rights previously conferred on the holders of any shares or class of shares for the time being issued, any share in the Company may be issued with such preferred, deferred or other special, limited or conditional rights, or subject to such restrictions, whether as regards dividend, return of capital, voting or otherwise, or which do not confer voting rights, as the Company may from time to time by Ordinary Resolution, or, if required by the Statutes, by Special Resolution determine (or, in the absence of any such determination, but subject to the Statutes, as the Directors may determine) and subject to the provisions of the Statutes, the Company may issue preference shares which are, or at the option of the Company are, liable to be redeemed, the terms and manner of redemption being determined by the Directors.

10.

Notwithstanding anything in this Constitution, a treasury share shall be subject to such rights and restrictions as may be prescribed in the Act and may be dealt with by the Company in such manner as may be permitted by, and in accordance with, the Act. For the avoidance of doubt, save as expressly permitted by the Act, the Company shall not be entitled to any rights of a Member under this Constitution.

			Treasury shares
11.	(1)	Preference shares may be issued subject to such limitation thereof as may be prescribed by law (and where applicable, the rules and regulations of the Designated Stock Exchange).	Rights attached to preference shares
	(2)	The Company has power to issue further preference capital ranking equally with, or in priority to, preference shares from time to time already issued or about to be issued.	Issue of further preference shares
12.

If at any time the share capital is divided into different classes, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the provisions of the Act, whether or not the Company is being wound up, be varied or abrogated either with the consent in writing of the holders of three-quarters of the issued shares of the class or with the sanction of a Special Resolution passed at a separate general meeting of the holders of shares of the class and to every such Special Resolution the provisions of Section 184 of the Act shall with such adaptations as are necessary apply. To every such separate general meeting, the provisions of this Constitution relating to general meetings shall mutatis mutandis apply, Provided always that the necessary quorum shall be one or more persons holding, or represented by proxy or by attorney, not less than one-third of the issued shares of the class, but where the necessary majority for such a Special Resolution is not obtained at the meeting, consent in writing if obtained from the holders of three-fourths of the issued shares of the class concerned within two (2) months of the meeting shall be as valid and effectual as a Special Resolution carried at the meeting.

			Variation of rights of shares
13.

The repayment of preference capital other than redeemable preference capital or any other alteration of preference shareholders’ rights, may only be made pursuant to a Special Resolution of the preference shareholders concerned. Provided always that where the necessary majority for such a Special Resolution is not obtained at a meeting, consent in writing if obtained from the holders of three-fourths of the preference shares concerned within two (2) months of the meeting, shall be as valid and effectual as a Special Resolution carried at the meeting.

			Variation of rights of preference shareholders
14.

The rights conferred upon the holders of the shares of any class issued with preferred rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or by this Constitution, be deemed to be varied by the creation or issue of further shares ranking as regards participation in the profits or assets of the Company in some or all respects pari passu therewith but in no respect in priority thereto.

			Issue of further shares affecting preferred rights
15.

If by the conditions of allotment of any shares the whole or any part of the amount of the issue price thereof shall be payable by instalments every such instalment shall, when due, be paid to the Company by the person who for the time being shall be the registered holder of the share or his personal representatives, but this provision shall not affect the liability of any allottee who may have agreed to pay the same.

			Payment of instalments

Annex B-6

16.

The Company may pay any expenses (including brokerage or commission) incurred in any issue of shares or purchase or acquisition of shares at such rate or amount and in such manner as the Directors deem fit. Such expenses may be paid in whole or in part in cash or fully or partly paid shares of the Company. The Company may, in addition to, or in lieu of, such commission, in consideration of any person subscribing or agreeing to subscribe, or of his procuring or agreeing to procure subscriptions, for any shares in the Company, confer on any such person an option call within a specified time for a specified number of shares in the Company at a specified price or on such other terms and conditions as the Directors may deem fit. The requirements of the provisions of the Act shall be observed, as far as applicable.

Payment of expenses (including brokerage and commission)
17.

Save to the extent permitted by the Act (and where applicable, the rules and regulations of the Designated Stock Exchange), no part of the funds of the Company shall, directly or indirectly, be employed in the purchase of or subscription for or making of loans upon the security of any shares (or its holding company, if any). The Company shall not, except as authorised by the Act, give any financial assistance for the purpose of, or in connection with, the acquisition or proposed acquisition of shares or units of shares in the Company (or its holding company, if any).

Company’s shares as security
18.

Where any shares are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a long period, the Company may pay interest on so much of that share capital (except treasury shares) as is for the time being paid up for the period, and, subject to the conditions and restrictions mentioned in Section 78 of the Act, may charge the same to capital as part of the cost of the construction of the works or building or the provision of the plant.

Power to charge interest on capital
19.

Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any share or any interest in any fractional part of a share or (except only as by this Constitution, the regulations of the Designated Stock Exchange or by law otherwise provided) any other rights in respect of any share, except an absolute right to the entirety thereof in the person entered in the Register of Members as the registered holder thereof.

Company need not recognise trust
SHARE CERTIFICATES
20.

Every person whose name is entered as a Member in the Register of Members shall be entitled to receive, within 60 days after allotment or within 30 days after the lodgement of any notice of transfer to one certificate for all his shares of any one class or to several certificates in reasonable denominations each for a part of the shares so allotted or transferred (or such other period as may be prescribed by the Designated Stock Exchange or by the provisions of the Statutes), one certificate for all his shares of any one class or several certificates in reasonable denominations each for a part of the shares so allotted or transferred. Where such a Member transfers part only of the shares comprised in a certificate or where a registered shareholder requires the Company to cancel any certificate or certificates and issue new certificates for the purpose of subdividing his holding in a different manner, the old certificate or certificates shall be cancelled and a new certificate or certificates for the balance of such shares issued in lieu thereof and such Member shall pay a fee not exceeding S$2/- for each such new certificate or such other fee as the Directors may determine having regard to any limitation thereof as may be prescribed, where applicable, by the rules and regulations of the Designated Stock Exchange.

Entitlement to share certificate
21.

The retention by the Directors of any unclaimed share certificates (or stock certificates as the case may be) shall not constitute the Company a trustee in respect thereof. Any share certificate (or stock certificate as the case may be) unclaimed after a period of six (6) years from the date of issue of such share certificate (or stock certificate as the case may be) may be forfeited and if so shall be dealt with in accordance with this Constitution mutatis mutandis.

Retention of certificate

Annex B-7

22.

The certificate of title to shares shall be issued under the Seal in such form as prescribed by the Directors from time to time, or executed as a deed in accordance with the Act. Every certificate shall bear the autographic or facsimile signatures of at least two (2) Directors or by one (1) Director and the Secretary or some other person appointed by the Directors, and shall specify the number and the class of shares to which it relates, whether the shares are fully or partly paid up, the amount (if any) unpaid on the shares and any other information as the Act may require. The facsimile signatures may be reproduced by mechanical, electrical or other means provided the method or system of reproducing signatures has first been approved by the Directors. No certificate shall be issued representing more than one class of shares.

			Form of share certificate
23.	(1)

Any two (2) or more certificates representing shares of any one class held by any person whose name is entered in the Register of Members may at his request be cancelled and a single new certificate for such shares issued in lieu without charge.

			Consolidation of share certificates
	(2)

If any person whose name is entered in the Register of Members shall surrender for cancellation a share certificate representing shares held by him and request the Company to issue in lieu two (2) or more share certificates representing such shares in such proportions as he may specify, the Directors may, if they think fit, comply with such request. Such person shall (unless such fee is waived by the Directors) pay a maximum fee of S$2/- for each share certificate issued in lieu of a share certificate surrendered for cancellation or such other fee as the Directors may from time to time determine having regard to any limitation thereof as may be prescribed, where applicable, by the Designated Stock Exchange.

			Sub-division of share certificates
	(3)	In the case of shares registered jointly in the names of several persons any such request may be made by any one of the registered joint holders.	Requests by joint holders
24.	(1)

Subject to the provisions of the Act, if any share certificates shall be defaced, worn-out, destroyed, lost or stolen, it may be renewed or replaced on such evidence being produced and a letter of indemnity, undertaking and/or statutory declaration (if required) being given by the shareholder, transferee, person entitled, purchaser, (where applicable) member firm or member company of the Designated Stock Exchange or on behalf of its/their client(s) as the Directors shall require, and in the case of defacement or wearing out, on delivery of the old certificate and in any case on payment of such sum not exceeding S$2/- as the Directors may from time to time require. In the case of destruction, loss or theft, the shareholder or person entitled to whom such renewed certificate is given shall also bear the loss and pay to the Company all expenses incidental to the investigations by the Company of the evidence of such destruction, loss or theft.

			Issue of replacement certificates
	(2)

When any shares under the powers in this Constitution herein contained are transferred and the certificate thereof has not been delivered up to the Company by the former holder of the said shares, the Directors may issue a new certificate for such shares distinguishing it in such manner as they may think fit from the certificate not so delivered up.

			New certificate in place of one not surrendered
JOINT HOLDERS OF SHARES
25.	Where two (2) or more persons are registered as the holders of any share, they shall be deemed to hold the same as joint tenants with benefit of survivorship subject to the following provisions:		Joint holders deemed holding as joint tenants
	(a)	the Company shall not be bound to register more than three (3) persons as the holders of any share, except in the case of executors, trustees or administrators of the estate of a deceased Member;	Limited to 3 joint holders
	(b)	the joint holders of a share shall be liable severally as well as jointly in respect of all payments which ought to be made in respect of such share;	Jointly and severally liable
	(c)

on the death of any one (1) of such joint holders the survivor or survivors shall be the only person or persons recognised by the Company as having any title to such share but the Directors may require such evidence of death as they may deem fit;

			Survivorship

Annex B-8

	(d)	any one (1) of such joint holders may give effectual receipts for any dividend or other moneys payable or property distributable to such joint holders on or in respect of the share; and	Receipts
(e)

only the person whose name stands first in the Register of Members as one (1) of the joint holders of any share shall be entitled to delivery of the certificate relating to such share or to receive notices from the Company and any notice given to such person shall be deemed notice to all the joint holders.

Entitlement to delivery of share certificates and notice
TRANSFER OF SHARES
26.

Subject to the restrictions of this Constitution and any restrictions imposed by law (and where applicable, the rules and regulations of the Designated Stock Exchange), any Member may transfer all or any of his shares, but every instrument of transfer of the legal title in shares must be in writing and in the form approved, where applicable, by the Designated Stock Exchange, or in any other form acceptable to the Directors, and must be left at the Office (or such other place as the Directors may appoint) for registration, accompanied by a certificate of stamp duty (if any), the certificate(s) of the shares to be transferred, and such other evidence (if any) as the Directors may require to prove the title of the intending transferor, or his right to transfer the shares.

Form of transfer
27.	Shares of different classes shall not be comprised in the same instrument of transfer.		Different classes of shares
28.

The instrument of transfer of a share shall be signed by or on behalf of the transferor and the transferee and be witnessed. The transferor shall be deemed to remain the holder of the share until the name of the transferee is entered in the Register of Members in respect thereof; Provided always that the Directors may dispense with the execution of the instrument of transfer by the transferee in any case in which they think fit in their discretion so to do.

Transferor and transferee to execute transfer
29.

All instruments of transfer which are registered shall be retained by the Company, but any instrument of transfer which the Directors may refuse to register shall (except in any case of fraud) be returned to the party presenting the same.

Retention of transfer
30.

No share shall in any circumstances be transferred to any infant, bankrupt or person who is mentally disordered and incapable of managing himself or his affairs but nothing herein contained shall be construed as imposing on the Company any liability in respect of the registration of such transfer if the Company has no actual knowledge of the same.

Infant, bankrupt or mentally disordered
31.

Subject to any legal requirements to the contrary, the Company shall be entitled to destroy all instruments of transfer which have been registered at any time after the expiration of six (6) years from the date of registration thereof and all dividend mandates and notifications of change of address at any time after the expiration of six (6) years from the date of recording thereof and all share certificates which have been cancelled at any time after the expiration of six (6) years from the date of the cancellation thereof and it shall be conclusively presumed in favour of the Company that every entry in the Register of Members purporting to have been made on the basis of an instrument of transfer or other documents so destroyed was duly and properly made and every instrument of transfer so destroyed was a valid and effective instrument duly and properly registered and every share certificate so destroyed was a valid and effective certificate duly and properly cancelled and every other document hereinbefore mentioned so destroyed was a valid and effective document in accordance with the recorded particulars thereof in the books or records of the Company,

Destruction of transfer
Provided always that:
	(a)	the provisions aforesaid shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties thereto) to which the document might be relevant;

Annex B-9

(b)

nothing herein contained shall be construed as imposing upon the Company any liability in respect of the destruction of any such document earlier than as aforesaid or in any circumstances which would not attach to the Company in the absence of this regulation; and

	(c)	references herein to the destruction of any document include references to the disposal thereof in any manner.
32.	(1)

There shall be no restriction on the transfer of fully paid up shares (except where required by law or, where applicable, the listing rules of, or bye-laws and rules governing the Designated Stock Exchange) but the Directors may in their discretion decline to register any transfer of shares upon which the Company has a lien and in the case of shares not fully paid up may refuse to register a transfer to a transferee of whom they do not approve, Provided always that in the event of the Directors refusing to register a transfer of shares, they shall within such period of time as may be prescribed by the Act (or, where applicable, as may be prescribed by the rules and regulations of the Designated Stock Exchange) beginning with the date on which the application for a transfer of shares was made, serve a notice in writing to the applicant stating the facts which are considered to justify the refusal as required by the Statutes.

Directors’ power to decline to register
	(2)	The Directors may decline to recognise any instrument of transfer of shares unless:
(a)

a fee not exceeding S$2/- (or such other fee as the Directors may determine having regard to any limitation thereof as may be prescribed by the Designated Stock Exchange) as the Directors may from time to time require, is paid to the Company in respect thereof;

Payment of fee and deposit of transfer
		(b)	the amount of proper duty (if any) with which each instrument of transfer of shares is chargeable under any law for the time being in force relating to stamp duty is paid;
(c)

the instrument of transfer is deposited at the Office (or such other place as the Directors may appoint) and is accompanied by a certificate of payment of stamp duty (if any), the certificate of the shares to which the transfer relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer, and where the instrument is executed by some other person on his behalf, the authority of the person so to do; and

		(d)	the instrument of transfer is in respect of only one (1) class of shares.
33.

If the Directors refuse to register a transfer of any shares, they shall give to the transferor and to the transferee notice of their refusal to register as required by the Act (where applicable, within such period of time as may be prescribed by the rules and regulations of the Designated Stock Exchange).

Notice of refusal to register
34.	(1)

The Company shall keep in one or more books a Register of Members and shall enter therein particulars required by the Act. Subject to the Act, the Company may keep an overseas or local or other branch register of Members resident in any place which shall be deemed to be part of the Company’s Register of Members, and the Directors may make and vary such regulations as it determines in respect of the keeping of any such register.

Register of Members Closure of Register of Members
(2)

The Register of Members may be closed at such times and for such period as the Directors may from time to time determine; Provided always that it shall not be closed for more than thirty (30) days in any year (in aggregate) and during such periods the Directors may suspend the registration of transfers. Further Provided always that the Company shall give prior notice of such closure in an appointed newspaper and as may be required to the Designated Stock Exchange, stating the period and purpose or purposes for which the closure is to be made.

35.	Nothing in this Constitution shall preclude the Directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.			Renunciation of allotment
Annex B-10

36.

Neither the Company nor its Directors nor any of its officers shall incur any liability for registering or acting upon a transfer of shares apparently made by relevant parties, although the same may, by reason of any fraud or other cause not known to the Company or its Directors or other officers, be legally inoperative or insufficient to pass the property in the shares proposed or professed to be transferred, and although the transfer may, as between the transferor and transferee, be liable to be set aside, and notwithstanding that the Company may have notice that such instrument of transfer was signed or executed and delivered by the transferor in blank as to the name of the transferee or the particulars of the shares transferred, or otherwise in defective manner. In every such case, the person registered as transferee, his executors, trustees, administrators and assigns, alone shall be entitled to be recognised as the holder of such shares and the previous holder shall, so far as the Company is concerned, be deemed to have transferred his whole title thereto.

Indemnity against wrongful transfer
TRANSMISSION OF SHARES
37.

In the case of the death of a Member whose name is registered in the Register of Members, the survivors or survivor where the deceased was a joint holder, and the executors, trustees or administrators of the deceased where he was a sole or only surviving holder, shall be the only persons recognised by the Company as having any title to his interest in the shares, but nothing herein contained shall release the estate of a deceased shareholder from any liability in respect of any share solely or jointly held by him.

Transmission on death
38.	(1)

Any person becoming entitled to the legal title in a share in consequence of the death or bankruptcy of any Member whose name is entered in the Register of Members, and any guardian of an infant becoming entitled to the legal title in a share and whose name is entered in the Register of Members, and any person as properly has the management of the estate of a Member whose name is entered in the Register of Members and who is mentally disordered and incapable of managing himself or his affairs or any person becoming entitled to a share by virtue of a vesting order by a court of competent jurisdiction and recognised by the Company as having any title to that share may, upon producing such evidence of title as the Directors shall require, elect either to be registered himself as holder of the share or transfer the share to some other person, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the share by a Member.

Person becoming entitled in certain circumstances may be registered
(2)

If the person so becoming entitled shall elect to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to transfer the share to another person he shall testify his election by executing to that person a transfer of the share. All the limitations, restrictions and provisions of this Constitution relating to the right to transfer and the registration of transfers of shares shall be applicable to any such notice or transfer as aforesaid as if the event upon which transmission took place had not occurred and the notice or transfer were a transfer signed by the person from whom the title by transmission is derived.

Requirements regarding transmission of shares
(3)

The Directors may at any time give notice requiring any such person to elect whether to be registered himself as a Member in the Register of Members in respect of the share or to transfer the share and if the notice is not complied with within sixty (60) days the Directors may thereafter withhold payment of all dividends or other moneys payable in respect of the share until the requirements of the notice have been complied with.

Notice to register to unregistered executors and trustees
39.

Save as otherwise provided by or in accordance with this Constitution, a person becoming entitled to a share pursuant to regulation 37 or 38 (upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share) shall be entitled to the same dividends and other advantages as those to which he would be entitled if he were the Member in respect of the share except that he shall not be entitled in respect thereof (except with the authority of the Directors) to exercise any right conferred by membership in relation to meetings of the Company or (save as aforesaid) to any of the rights or privileges of a Member in respect of the share, unless and until he shall be registered as the holder thereof.

Rights of unregistered persons entitled to a share

Annex B-11

40.

There shall be paid to the Company in respect of the registration of any probate, letter of administration, certificate of marriage or death, power of attorney or other document relating to or affecting the title to any shares, such fee not exceeding S$2/-, or, where applicable, such other sum as may be approved by the Designated Stock Exchange from time to time, as the Directors may from time to time require or prescribe.

Fees for registration of probate etc.
CALLS ON SHARES
41.

The Directors may from time to time, as they think fit, make calls upon the Members in respect of any moneys unpaid on their shares or on any class of their shares and not by the conditions of the issue and allotment thereof made payable at fixed times; and each Member shall (subject to his having been given at least fourteen (14) days’ notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be made payable by instalments. The joint holders of a share shall be jointly and severally liable to pay all calls, instalments and interest due in respect thereof. A call may be revoked or postponed as the Directors may determine.

Directors may make calls on shares
42.	A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.	Time when new call made
43.

If before or on the day appointed for payment thereof, a call payable in respect of a share is not paid, the person from whom the amount of the call is due shall pay interest on such amount at such rate not exceeding ten per cent (10%) per annum as the Directors may determine from the day appointed for payment thereof to the time of actual payment, and shall also pay all costs, charges and expenses which the Company may have incurred or become liable for in order to procure payment of or in consequence of the non-payment of such call or instalment, but the Directors shall be at liberty to waive payment of such interest, costs, charges and expenses wholly or in part.

Interest and other late payment costs
44.

Any sum which by the terms of issue of a share is made payable upon allotment or at any fixed date and any instalment of a call shall for all purposes of this Constitution be deemed to be a call duly made and payable on the date fixed for payment and, in the case of non-payment, the provisions of this Constitution as to payment of interest and expenses, forfeiture and the like and all other relevant provisions of the Statutes or of this Constitution shall apply as if such sum were a call duly made and notified as hereby provided.

Sum due on allotment or other fixed date
45.	The Directors may on the issue of shares differentiate between the holders as to the amount of calls to be paid and the time of payment of such calls.	Power of Directors to differentiate
46.

The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the money uncalled and unpaid upon the shares held by him and such payments in advance of calls shall extinguish (so far as the same shall extend) the liability upon the shares in respect of which it is made, and upon the money so received or so much thereof as from time to time exceeds the amount of the calls then made upon the shares concerned, the Company may pay interest at a rate agreed between the Member paying such sum and the Directors provided that such rate may not exceed eight per cent (8%) per annum without the sanction of the Company in general meeting. Capital paid on shares in advance of calls shall not whilst carrying interest confer a right to participate in profits and until appropriated towards satisfaction of any call shall be treated as a loan to the Company and not as part of its capital and shall be repayable at any time if the Directors so decide.

Payment in advance of calls
FORFEITURE OF SHARES
47.

If a Member fails to pay the whole or any part of any call or instalment of a call by or on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued thereon and any expenses incurred by the Company by reason of such non-payment.

Notice requiring payment of unpaid calls

Annex B-12

48.

The notice shall name a further day (not being less than fourteen (14) days from the date of service of the notice) on or before which the payment required by the notice is to be made. It shall also name the place where payment is to be made and shall state that, in the event of non-payment at or before the time appointed, the shares in respect of which the call was made will be liable to be forfeited.

Notice to state time and place of payment
49.

If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

Forfeiture of shares for non-compliance with notice
50.	A forfeiture of shares shall include all dividends in respect of the shares not actually paid before the forfeiture notwithstanding that they shall have been declared.	Forfeiture to include all dividends
51.	The Directors may accept a surrender of any share liable to be forfeited hereunder.	Directors may accept surrender in lieu
52.

The forfeiture or surrender of a share shall involve the extinction at the time of forfeiture or surrender of all interest in and all claims and demands against the Company in respect of the share, and all other rights and liabilities incidental to the share as between the Member whose share is forfeited or surrendered and the Company, except only such of those rights and liabilities as are by this Constitution expressly saved, or as are by the Act given or imposed in the case of past Members.

Extinction of forfeited share
53.

Notwithstanding any such forfeiture, the Directors may, at any time before the forfeited share has been otherwise disposed of, annul the forfeiture, upon the terms of payment of all calls and interest due thereon and all expenses incurred in respect of the share and upon such further terms (if any) as they shall see fit.

Directors may allow forfeited share to be redeemed
54.

A share so forfeited or surrendered shall become the property of the Company and may be sold, re-allotted or otherwise disposed of either to the person who was before such forfeiture or surrender the holder thereof or entitled thereto or to any other person, on such terms and in such manner as the Directors think fit and at any time before a sale or disposition, the forfeiture or surrender may be cancelled on such terms as the Directors think fit. To give effect to any such sale, re-allotment or other disposition, the Directors are empowered to or may authorise some other person to transfer the shares to the purchaser.

Sale of forfeited shares
55.

The Company may receive the consideration, if any, given for the share on any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed and he shall thereupon be registered as the holder of the share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

Company may receive consideration of sale
56.

If any shares are forfeited and sold, any residue after the satisfaction of the unpaid calls and accrued interest and expenses, shall be paid to the person whose shares have been forfeited, or his executors, trustees, administrators or assignees or as he directs.

Application of residue of proceeds of forfeiture
57.

A person whose shares have been forfeited or surrendered shall cease to be a Member in respect of the shares, but shall, notwithstanding such forfeiture or surrender, remain liable to pay to the Company all moneys which at the date of forfeiture or surrender were payable by him to the Company in respect of the shares with interest thereon at the rate of ten per cent (10%) per annum (or such lower rate as the Directors may approve) from the date of the forfeiture or surrender until payment in respect of the shares; but his liability shall cease if and when the Company shall have received payment in full of all such moneys in respect of the shares. The Directors may at their absolute disclosure enforce payment without any allowance for the value of the shares at the time of forfeiture or surrender or waive payment either wholly or in part.

Liabilities of Members whose shares forfeited

Annex B-13

58.

Notice of any forfeiture shall forthwith be given to the holder of the share forfeited or to the person entitled by transmission to the share forfeited as the case may be. An entry of the forfeiture with the date thereof and the fact of the notice given shall be made in the Register of Members opposite the share. The provisions of this regulation are directory only, and no forfeiture shall be in any manner invalidated by any omission to give such notice or to make such entry as aforesaid.

Notice of forfeiture
LIEN ON SHARES
59.	(1)

The Company shall have a first and paramount lien and charge on (a) all the shares not fully paid up in the name of a Member (whether solely or jointly with others) and all dividends, interest and other distributions from time to time declared in respect of such shares; and (b) the shares not fully paid up in the name of a single person for all moneys presently payable by the person or the person’s estate to the Company. The Directors may waive any lien which has arisen and may resolve that any share shall for some limited period be exempt wholly or partially from the provisions of this regulation.

Company’s lien
(2)

No Member shall be entitled to receive any dividend or to exercise any privileges as a Member until he shall have paid all calls for the time being due and payable on every share held by him, whether along or jointly with any other person, together with interest and expenses (if any).

60.

For the purpose of enforcing such lien, the Directors may sell all or any of the shares subject thereto in such manner as they think fit, but no sale shall be made unless some sum in respect of which the lien exists is presently payable and until a notice in writing stating the amount due and demanding payment and giving notice of intention to sell in default, shall have been served in such a manner as the Directors shall think fit on such Member or the person (if any) entitled by transmission to the shares, and default in payment shall have been made by him or them for fourteen (14) days after such notice. To give effect to any such sale or other disposition, the Directors are empowered or may authorise some other person to transfer the shares to the purchaser.

Sale of shares subject to lien
61.

The net proceeds of any such sale shall be applied in or towards satisfaction of the unpaid calls and accrued interest and expenses due from the Member to the Company in respect of the shares and the residue (if any) shall be paid to the person whose shares have been forfeited or his executors, trustees, administrators or assignees or as he directs; Provided always that the Company shall be entitled to a lien upon such residue in respect of any money due to the Company but not presently payable like to that which it had upon the shares immediately before the sale thereof.

Application of proceeds of sale
62.

To give effect to any such sale, the Directors may authorise some person to transfer the shares sold to the purchaser and the Directors may enter the purchaser’s name in the Register of Members as holder of the shares and the purchaser shall not be bound to see to the regularity or validity of the transfer or be affected by any irregularity or invalidity in the proceedings or be bound to see to the application of the purchase money. After his name has been entered in the Register of Members the validity of the sale shall not be impeached by any person and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

Transfer and title to shares sold
63.

A statutory declaration in writing by a Director that a share has been duly forfeited or surrendered or sold to satisfy a lien of the Company on a date stated in the declaration shall be conclusive evidence of the facts stated therein as against all persons claiming to be entitled to the share, and such declaration and the receipt of the Company of the consideration (if any) given for the share on the sale, re-allotment or disposal thereof, together with the certificate under seal for the share delivered to a purchaser or allottee thereof, shall (subject to the execution of a transfer if the same be required) constitute a good title to the share and the person to whom the share is sold, re-allotted or disposed of shall be entered in the Register of Members as the holder of the share in respect of the share and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the forfeiture, surrender, sale, re-allotment or disposal of the share.

Statutory declaration that share duly forfeited

Annex B-14

CONVERSION OF SHARES INTO STOCK
64.	The Company may from time to time by Ordinary Resolution convert any paid up shares into stock and may from time to time by like resolution reconvert such stock into paid up shares.			Conversion from share to stock and back to share
65.

When any shares have been converted into stock, the several holders of such stock may transfer their respective interests therein or any part of such interests in such manner as the Company in general meeting shall direct, but in the absence of such direction, the respective interests may be transferred in the same manner and subject to the same regulations as the shares from which the stock arose would have been transferred prior to conversion or as near thereto as circumstances will admit. But the Directors may if they think fit from time to time fix the minimum number of stock units transferable.

Transfer of stock
66.

The holders of stock shall, according to the number of stock units held by them, have the same rights, privileges and advantages as regards dividend, return of capital, voting and other matters as if they held the shares from which the stock arose, but no such privilege or advantage (except as regards dividend and return of capital and the assets on winding up) shall be conferred by the number of stock units which would not, if existing in shares, have conferred that privilege or advantage, and no such conversion shall affect or prejudice any preference or other special privileges attached to the shares so converted.

Rights of stock-holders
67.

All such provisions of this Constitution as are applicable to paid up shares shall apply to stock and in all such provisions the words ‘share’ and ‘shareholder’ shall include ‘stock’ and ‘stockholder’.

Interpretation
CLASS A SHARES AND CLASS B SHARES
68.	(1)

The rights attaching to all shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to regulation 12) with the exception that the holder of a Class B Share shall have the conversion rights and voting rights referred to in this regulation.

Rights attaching to shares
(2)

Subject to the Act, this Constitution and to any special rights or restrictions as to voting attached to any class of shares, every such Member shall have one (1) vote for every Class A Share of which he is the holder and three (3) votes for every Class B Share of which he is the holder.

Voting Rights of Class A Shares and Class B Shares
(3)

Subject to the Act, on the date of any Class B Transfer, whether or not for value, by a Permitted Class B Owner, other than a Permitted Transfer, the Class B Shares held by such Permitted Class B Owner shall be automatically converted to Class A Shares at the Conversion Ratio (as may be adjusted pursuant to regulation 68(8)), effective immediately upon such Class B Transfer (“Automatic Conversion Date”), and the person entitled to receive the Class A Shares upon such conversion shall be treated for all purposes as the record holder of such Class A Shares on such date.

Automatic conversion of Class B Shares
(4)

Subject to the Act, each Class B Share shall automatically be converted to Class A Shares at the Conversion Ratio (as may be adjusted pursuant to regulation 68(8)), without further action by the Company or the holder thereof upon the earliest to occur of the following:

Automatic conversion of all Class B Shares
		(a)	5:00 p.m., Singapore time, on the first (1st) day following such date on which the Founder is no longer serving as a director or an officer of the Company;
		(b)	the death or Incapacity of the Founder; and
(c)

such time as the number of outstanding Class B Shares is less than 50% the total number of outstanding Class B Shares as of immediately following the completion of the amalgamation between Horizon Quantum Computing Pte. Ltd. and Rose Acquisition Pte. Ltd., as equitably adjusted for share splits, reverse share splits, share dividends, reorganizations, consolidations, exchanges of shares or other like changes or transactions with respect to the ordinary shares.

Annex B-15

	(5)

In the event of an automatic conversion pursuant to regulation 68(3) or (4), each holder of the relevant Class B shares shall surrender its/his certificate for Class B Shares being converted (or, if such certificate(s) have been lost or destroyed, such evidence of title and such indemnity as the Directors may reasonably require) to the Company at the registered office of the Company within five (5) days of the Automatic Conversion Date, failing which, the Directors may issue a new certificate for such converted Shares distinguishing such certificate in such manner as they may think fit from the certificate not so delivered up. All rights with respect to the Class B Shares converted pursuant to regulation 68(3) or (4), including the rights, if any, to receive notices and vote in respect of the Class B Shares so converted will terminate on the Automatic Conversion Date (notwithstanding the failure of the holder of holders thereof to surrender any certificates for such Class B Shares).

			Procedure for automatic conversion of Class B Shares
	(6)

Notwithstanding the other provisions in this Constitution, each Class B Share shall be convertible into one Class A Share the (“Conversion Ratio”) at any time at the option of the holder of that Class B Share.

			Conversion of Class B Shares at the option of the holder
	(7)

Each holder of Class B Shares who elects to convert its Class B Shares into Class A Shares shall surrender the relevant share certificate or certificates thereof at the registered office of the Company, and shall, at the time of such surrender, give written notice to the Company that such holder has elected to convert the same and shall state in such notice the number of Class B Shares being converted (disregarding fractional shares), which shall be converted within ten (10) Business Days after receipt of such notice and the accompanying share certificates by the Company (or agreement for indemnification satisfactory to the Board in the case of a lost certificate).

			Procedure for conversion of Class B Shares at the option of the Holder
	(8)

The Conversion Ratio may be adjusted by the Board as necessary from time to time in order to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares without there being a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

			Adjustments to Conversion Ratio
	(9)

Subject to any the Act, a conversion of Class B Shares pursuant to this regulation shall not require any further authority from the directors, the members or the holder(s) of any class of Shares and such conversion shall not be subject to the requirements of regulation 12.

	(10)	References in this regulation to “converted” or “conversion” shall mean a conversion of Class B Shares to Class A Shares as described above.
	(11)	For the avoidance of doubt, the holder of the Class B Shares shall not be required to make any payment whatsoever to the Company for the conversion of the Class B Shares to Class A Shares.
ALTERATIONS OF CAPITAL
69.	(1)

Subject to this Constitution, the provisions of the Act and any resolutions of the Company in a general meeting passed pursuant thereto, the issue of new shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper. The Directors shall also have the power to issue shares for which no consideration is payable and/or capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full new shares, in each case on terms that such shares shall, upon issue, be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by the Members in a General Meeting and on such terms as the Directors shall think fit.

			Issue of new shares

Annex B-16

	(2)

Except so far as otherwise provided by the conditions of issue or by this Constitution, all new shares shall be subject to the provisions of the Statutes and of this Constitution with reference to allotments, payment of calls, lien, transfer, transmission, forfeiture and otherwise.

70.

Notwithstanding regulation 69 above but subject to the Act, the Directors shall not be required to offer any new shares or make or grant any instruments to Members to whom by reason of foreign securities laws such offer of shares or making or granting of instruments may not be made without registration of the shares or instruments or a prospectus or other document, but may, at their absolute discretion and on such terms and conditions as the Directors deem fit, sell the entitlements to the new shares on behalf of such Members in such manner as they think most beneficial to the Company.

71.

Subject to any directions that may be given in accordance with the powers contained in this Constitution, any capital raised by the creation of new shares shall be considered as part of the original capital as consisting of ordinary shares and shall be subject to the same provisions with reference to the payment of calls, transfer, transmission, forfeiture, lien and otherwise as if it had been part of the original capital.

			Capital raised deemed original capital
72.	(1)	The Company may by Ordinary Resolution or as otherwise permitted by the provisions of the Statutes:	Power to consolidate, cancel and sub-divide shares
		(a) consolidate and divide all or any of its shares;
		(b)

subdivide its shares or any of them (subject nevertheless to the provisions of the Statutes and this Constitution) provided always that in such subdivision the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

		(c)

cancel any shares which, at the date of the passing of the resolution, have not been taken, or agreed to be taken, by any person or which have been forfeited and diminish the amount of its capital by the number of the shares so cancelled; and

		(d) subject to the provisions of the Statutes, convert its share capital or any class of shares from one currency to another currency.
	(2)	The Company may by Special Resolution and subject to and in accordance with the Statutes, convert one class of shares into another class of shares.	Power to convert shares.
73.	(1)	The Company may reduce its share capital or any undistributable reserve in any manner, subject to any requirements and consents required by law.	Reduction of share capital
	(2)

Subject to and in accordance with the provisions of the Act, (where applicable) the rules and regulations of the Designated Stock Exchange and any applicable legislation or regulation, the Company may authorise the Directors in general meeting to purchase or otherwise acquire ordinary shares, stocks, preference shares, options, debentures, debenture stocks, bonds, obligations, securities, and all other equity, derivative, debt and financial instruments issued by it on such terms as the Company may think fit and in the manner prescribed by the Act. The Company may deal with any such share which is so purchased or acquired by the Company in such manner as may be permitted by, and in accordance with, the Act (including without limitation, to hold such share as a treasury share). Without prejudice to the foregoing, upon cancellation of shares purchased or otherwise acquired by the Company pursuant to this Constitution and the Act, the number of issued shares of the Company shall be diminished by the number of shares so cancelled, and where any such cancelled shares were purchased or acquired out of the capital of the Company, the amount of the share capital of the Company shall be reduced accordingly.

			Power to repurchase shares

Annex B-17

GENERAL MEETINGS
74.

Save as otherwise permitted under the Act, an annual general meeting shall be held in accordance with the requirements of the Act and, where applicable, the listing rules of any securities exchange upon which the shares in the Company are listed, at such time and place as may be determined by the Directors, but not more than six (6) months shall be allowed to elapse between the end of each financial year and such general meeting, unless the Registrar of Companies authorises an extension of time to hold such general meeting or as otherwise permitted by the Act. All general meetings other than annual general meetings shall be called extraordinary general meetings. The time and place of any general meeting shall be determined by the Directors.

Annual general meetings and extraordinary general meetings
75.

The Directors may whenever they think fit convene an extraordinary general meeting and an extraordinary general meeting shall also be convened on such requisition by Members in accordance with the Act or in default may be convened by such requisitionist as provided for under the Act. If at any time there are not within Singapore sufficient Directors capable of action to form a quorum at a meeting of Directors, any Director may convene an extraordinary general meeting in the same manner as nearly as possible as that in which such a meeting may be convened by the Directors.

Calling for extraordinary general meetings
NOTICE OF GENERAL MEETINGS
76.

Any general meeting at which it is proposed to pass Special Resolutions or (save as provided by the Statutes and the regulations of the Designated Stock Exchange) a resolution of which special notice has been given to the Company pursuant to the Act, shall be called by at least twenty-one (21) clear days’ notice in writing. An annual general meeting or any other general meeting shall be called by at least fourteen (14) clear days’ notice in writing. The notice must specify the place, the day and the hour of the meeting. Such notice shall be given in the manner hereinafter mentioned to all Members other than those who are not under the provisions of this Constitution and the Act entitled to receive such notices from the Company. The period of notice shall be exclusive of the day on which it is served or deemed to be served and of the day on which the meeting is to be held.

Notice of meeting

Subject to the provisions of the Act and, where applicable, the rules and regulations of the Designated Stock Exchange, notwithstanding that it has been called by a shorter notice than that specified above, a general meeting shall be deemed to have been duly called if it is agreed:

Shorter notice
	(a)	in the case of an annual general meeting by all the Members entitled to attend and vote thereat; and
(b)

in the case of an extraordinary general meeting by a majority in number of the Members having a right to attend and vote thereat, being a majority together holding not less than ninety-five per cent (95%) of the total voting rights of all the Members having a right to vote at that meeting.

Provided also that the accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at the meeting.

Accidental omission
77.	Notice of every general meeting shall be given in any manner authorised by this Constitution to:		Persons to whom notice of meeting is to be given
(a)

every Member holding shares conferring the right to attend and vote at the meeting who at the time of the convening of the meeting shall have paid all calls or other sums presently payable by him in respect of shares;

	(b)	every person entitled to a share in consequence of the death or bankruptcy or otherwise of a Member who but for the same would be entitled to receive notice of the meeting;

Annex B-18

	(c)	every Director;
	(d)	the Auditors, without prejudice to regulation 176; and
	(e)	where applicable, the Designated Stock Exchange.

No other person shall be entitled to receive notices of general meetings; Provided always that if the meeting is called for the alteration of the objects of the Company, the notice shall comply with the provisions of Section 33 of the Act regarding notices to debenture holders.

78.

There shall appear with reasonable prominence in every such notice a statement that a Member entitled to attend and vote is entitled to appoint a proxy to attend and to vote instead of him and that such proxy need not be a Member.

Contents of notice for general meeting
79.	Routine business shall mean and include only business transacted at an annual general meeting of the following classes, that is to say:		Routine and special business
	(a)	laying before the Company the financial statements, the Directors’ statement, the Auditor’s report and other documents required to be attached to the financial statements;
	(b)	appointing or re-appointing Directors to fill vacancies arising at the meeting on retirement;
	(c)	fixing of the fees of Directors proposed to be paid under regulation 103(1);
	(d)	declaring dividends; and
	(e)	appointing or re-appointing Auditors and fixing the remuneration of the Auditors or determining the manner in which such remuneration is to be fixed.
Any notice of a meeting called to consider special business shall be accompanied by a statement regarding the effect of any proposed resolution on the Company in respect of such special business.
80.

In the case of any general meeting at which business other than routine business is to be transacted (special business), the notice shall specify the general nature of the special business, and if any resolution is to be proposed as a Special Resolution or as requiring special notice, the notice shall contain a statement to that effect.

Notice to specify nature of special business
PROCEEDINGS AT GENERAL MEETINGS
81.

No business other than the appointment of a chairman shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. Save as herein otherwise provided, the quorum at any general meeting shall be one or more persons holding, or represented by proxy or by attorney, not less than one-third of the issued ordinary shares of the Company.

Quorum
82.

If within half an hour from the time appointed for the holding of a general meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, the meeting if convened on the requisition of Members shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week (or if that day is a public holiday then the next business day following that public holiday) at the same time and place or to such other day, time or place as the Directors may determine. If at the adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.

Adjournment if quorum not present
83.

The Chairman of the Board or, in his absence, the Deputy Chairman (if any) shall preside as Chairman at every general meeting, but if there be no such Chairman or Deputy Chairman, or if at any meeting he shall not be present within fifteen (15) minutes after the time appointed for holding the same, or shall be unwilling to act as Chairman, the Members present shall choose some Director, or if no Director be present, or if all the Directors present decline to take the chair, one of themselves to be Chairman of the meeting. In the case of equality of votes, the Chairman of the meeting shall not be entitled to a casting vote.

Chairman

Annex B-19

84.

The Chairman of the meeting may, with the consent of any meeting at which a quorum is present, and shall, if so directed by the meeting, adjourn the meeting from time to time (or sine die) and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. Where a meeting is adjourned sine die, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for thirty (30) days or more or sine die, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give notice of an adjournment or of the business to be transacted at an adjourned meeting.

Adjournment by chairman
85.	All resolutions at general meetings shall be voted by poll (unless such requirement is waived by the Designated Stock Exchange).	Mandatory Polling

A declaration by the Chairman that a resolution has been carried or carried unanimously or by a particular majority or lost and an entry to that effect in the minute book shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

86.

A poll shall be taken in such manner (including the use of ballot or voting papers or tickets) as the Chairman of the meeting may direct. In case of any dispute as to the admission or rejection of a vote, the Chairman shall determine the same and such determination made in good faith shall be final and conclusive. The Chairman of the meeting may (and where applicable, if required by the rules and regulations of the Designated Stock Exchange or if so directed by the meeting shall) appoint scrutineer(s) and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

How a poll is to be taken
87.

Subject to the rules and regulations of the Designated Stock Exchange (where applicable), if at any general meeting any votes shall be counted which ought not to have been counted or might have been rejected, or if votes are not counted which ought to have been counted, the error shall not vitiate the result of the vote unless it is pointed out at the same meeting at which the vote is taken or at any adjournment thereof, and is in the opinion of the Chairman of sufficient magnitude to vitiate the result of the voting. The decision of the Chairman of the meeting on such matters shall be final and conclusive.

Error in counting votes
88.

The Members may, if the Directors at their absolute discretion deem fit, participate at a general meeting by telephone or video conference or by means of similar communication equipment whereby all persons participating in the meeting are able to hear and, if applicable, see each other and such participation shall constitute presence in person at such meeting and Members (or their proxy or, in the case of a corporation, their respective corporate representatives) so participating shall be counted in the quorum for the meeting. Such a meeting shall be deemed to take place where the largest group of Members (or their proxy, or in the case of a corporation, their respective corporate representatives) present for purposes of the meeting is assembled or, if there is no such group, where the Chairman of the meeting is present.

Meetings via electronic means
89.

Subject to any additional requirements as may be imposed by the Act or as set forth in this Constitution, all resolutions of the Members shall be adopted by a simple majority of votes of the Members personally present or represented by proxy, attorney or representative appointed, and entitled to vote at such general meeting.

VOTES OF MEMBERS
90.

Subject and without prejudice to any special privileges or restrictions as to voting for the time being attached to any special class of shares for the time being forming part of the capital of the Company and to regulation 10, each Member entitled to vote may vote in person or by proxy or by attorney or (in the case of a corporation) by an authorised representative. A person entitled to more than one (1) vote need not use all his votes or cast all the votes he uses in the same way.

Voting rights of Members

Annex B-20

91.

A Member who is mentally disordered or whose person or estate is liable to be dealt with in any way under the law relating to mental capacity may vote, whether on a show of hands or on a poll, by his committee, curator bonis or such other person as properly has the management of his estate and any such committee, curator bonis or other person may vote by proxy or attorney, but no person claiming to vote pursuant to this regulation shall do so unless such evidence as the Directors may require of his authority shall have been deposited at the Office not less than seventy-two (72) hours before the time for holding the meeting at which he wishes to vote.

			Voting rights of Members who are mentally disordered
92.

In the case of joint Members, any one (1) of such Members may vote and be reckoned in a quorum at any general meeting, whether in person or by proxy, but if more than one (1) such Member is present at the meeting, then in voting upon any question, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members. Several executors, trustees or administrators of a deceased Member in whose name any share stands shall for the purpose of this regulation be deemed joint holders thereof.

			Voting rights of joint holders
93.

Save as expressly provided herein or in the Act, no person other than a Member duly registered, and only in respect of shares upon which all calls due to the Company have been paid, shall be entitled to be present or to vote on any question, either personally or by proxy, attorney or representative at any general meeting.

			Right to vote
94.	(1)

Subject to the provisions of the Statutes, a Member may appoint more than two (2) proxies to attend, speak and vote at the same general meeting, but each proxy must be appointed to exercise the rights attached to a different share or shares held by such Member, and the proxy form shall specify the number and class of shares in relation to which each proxy has been appointed.

			Appointment of proxies
	(2)

The Company shall be entitled and bound, in determining rights to vote and other matters in respect of a completed instrument of proxy submitted to it, to have regard to the instructions (if any) given by and the notes (if any) set out in the instrument of proxy.

			Notes and instructions
	(3)	A proxy or attorney need not be a Member.	Proxy need not be a Member
	(4)

Voting right(s) attached to any shares in respect of which a Member has not appointed a proxy may only be exercised at the relevant general meeting by the Member personally or by his attorney, or in the case of a corporation by its representative.

	(5)

A Member who has deposited an instrument appointing any number of proxies to vote on his behalf at a general meeting shall not be precluded from attending and voting in person at that general meeting. Any such appointment of all the proxies concerned shall be deemed to be revoked upon the attendance of the Member appointing the proxy/proxies at the relevant general meeting.

			Attendance of Member at meeting
95.	(1)	An instrument appointing a proxy shall be in writing in any usual or common form or in any other form which the Directors may approve and:	Execution of proxies
		(a) in the case of an individual, shall be:

(i)     signed by the appointor or his attorney if the instrument is delivered personally or sent by post; or

(ii)    authorised by that individual through such method and in such manner as may be approved by the Directors, if the instrument is submitted by electronic communication; and

Annex B-21

(b) in the case of a corporation, shall be:

(i)     either given under its common seal, executed as a deed in accordance with the Act or signed on its behalf by an attorney or a duly authorised officer of the corporation, or in some other manner approved by the Directors, if the instrument is delivered personally or sent by post; or

(ii)    authorised by that corporation through such method and in such manner as may be approved by the Directors, if the instrument is submitted by electronic communication.

The Directors may, for the purposes of this regulation, designate procedures for authenticating any such instrument, and any such instrument not so authenticated by use of such procedures shall be deemed not to have been received by the Company.

(2)

The signature on, or authorisation of, such instrument need not be witnessed. Where an instrument appointing a proxy is signed or authorised on behalf of the appointor by an attorney, the letter or power of attorney or a duly certified copy thereof must (failing previous registration with the Company) be lodged with the instrument of proxy pursuant to regulation 96(1), failing which the instrument may be treated as invalid.

Witness and authority
	(3)	The Directors may, in their absolute discretion:	Directors may approve method and manner, and designate procedure, for electronic communications
(a) approve the method and manner for an instrument appointing a proxy to be authorised; and
(b) designate the procedure for authenticating an instrument appointing a proxy,

as contemplated in regulations 95(1)(a)(ii) and 95(1)(b)(ii) for application to such Members or class of Members as they may determine. Where the Directors do not so approve and designate in relation to a Member (whether of a class or otherwise), regulation 95(1)(a)(i) and/or (as the case maybe) regulation 95(1)(b)(i) shall apply.

96.	(1) An instrument appointing a proxy:		Deposit of proxies

(a)     if sent personally or by post, must be left at such place or one of such places (if any) as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting (or, if no place is so specified, at the Office); or

(b)    if submitted by electronic communication, must be received through such means as may be specified for that purpose in or by way of note to or in any document accompanying the notice convening the meeting, and in either case, not less than seventy-two (72) hours before the time appointed for the holding of the meeting or adjourned meeting at which it is to be used, and in default shall not be treated as valid. The instrument shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates; Provided always that an instrument of proxy relating to more than one meeting (including any adjournment thereof) having once been so delivered in accordance with this regulation 96 for the purposes of any meeting shall not be required again to be delivered for the purposes of any subsequent meeting to which it relates.

Annex B-22

(2)

The Directors may, in their absolute discretion, and in relation to such Members or class of Members as they may determine, specify the means through which instruments appointing a proxy may be submitted by electronic communications, as contemplated in regulation 96(1)(b). Where the Directors do not so specify in relation to a Member (whether of a class or otherwise), regulation 96(1)(a) shall apply.

Directors may specify means for electronic communications
(3)

In the event that forms of proxy are sent to Members together with any notice of meeting, the accidental omission to include the form of proxy to, or the non-receipt of such form of proxy by, any person entitled to receive a notice of meeting shall not invalidate any resolution passed or any proceeding at any such meeting.

Accidental omission of proxy form
	(4)	An instrument appointing a proxy shall be deemed to include the right to demand or join in demanding a poll, to move any resolution or amendment thereto and to speak at the meeting.	Rights of proxies
97.

Unless otherwise directed by the Chairman of the meeting, a vote cast by proxy shall not be invalidated by the previous death or mental disorder of the principal or by the revocation of the appointment of the proxy or of the authority under which the appointment was made, Provided always that no intimation in writing of such death, mental disorder or revocation shall have been received by the Company at the Office at least one (1) hour before the commencement of the meeting or adjourned meeting the time appointed for the taking of the poll at which the vote is cast.

Intervening death or mental disorder of Member
98.

Any corporation which is a Member may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members and the persons so authorised shall be entitled to exercise the same powers on behalf of the corporation as the corporation could exercise if it were an individual Member and such corporation shall for the purposes of this Constitution (but subject to the Act) be deemed to be present in person at any such meeting if a person so authorised is present in such capacity thereat. The Company shall be entitled to treat a certificate under the seal of the corporation as conclusive evidence of the appointment or revocation of appointment of a representative under this regulation.

Corporations acting via representative
99.

No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the Chairman of the meeting whose decision as to its validity shall be final and conclusive.

Objections
100.

Subject to this Constitution and any applicable legislation, the Board may, at its sole discretion, approve and implement, subject to such security measures as may be deemed necessary or expedient, such voting methods to allow Members who are unable to vote in person at any general meeting the option to vote in absentia, including but not limited to voting by mail, electronic mail, or facsimile.

Voting in absentia
DIRECTORS
101.	Subject to the Act and, where applicable, to the rules and regulations of the Designated Stock Exchange, the number of Directors, all of whom shall be natural persons, shall not be less than two (2).		Number of Directors
102.

A Director need not be a Member and shall not be required to hold any shares of the Company by way of qualification. A Director who is not a Member shall nevertheless be entitled to receive notice of, attend and speak at all general meetings of the Company.

Qualifications

Annex B-23

103.	(1)

The fees of the Directors shall be determined from time to time by an Ordinary Resolution of the Company and such fees shall (unless such resolution otherwise provides) not be increased except pursuant to an Ordinary Resolution passed at a general meeting where notice of the proposed increase shall have been given in the notice convening the meeting. Such fees shall (unless such resolution otherwise provides) be divided among the Directors in such proportions and manner as they may agree and in default of agreement equally, except that in the latter event any Director who shall hold office for part only of the period in respect of which such fee is payable shall be entitled only to rank in such division for the proportion of fee related to the period during which he has held office.

		Fees for Directors
	(2)

Any Director who holds any executive office or serves on any committee or who otherwise performs or renders services, which in the opinion of the Directors are outside the scope of his ordinary duties as a Director, may, subject to the Act, be paid such extra remuneration as the Directors may determine, subject however as is hereinafter provided in this regulation. Such extra remuneration may be made payable to such Director in addition to or in substitution for his ordinary remuneration as a Director, and may be made payable by a lump sum or by way of salary.

		Extra remuneration
104.

The Directors shall be entitled to be repaid all travelling or such reasonable expenses as may be incurred in attending and returning from meetings of the Directors or of any committee of the Directors or general meetings or otherwise howsoever in or about the business of the Company, in the course of the performance of their duties as Directors.

		Reimbursement of expenses
105.

The Directors may procure the establishment and maintenance of or participate in or contribute to any non-contributory or contributory pension or superannuation fund or life assurance scheme or any other scheme whatsoever for the benefit of and pay, provide for or procure the grant of donations, gratuities, pensions, allowances, benefits or emoluments to any persons (including Directors and other officers) who are or shall have been at any time in the employment or service of the Company or of the predecessors in business of the Company or of any subsidiary company, and the wives, widows, families or dependants of any such persons. The Directors may also procure the establishment and subsidy of, or subscription and support to, any institutions, associations, clubs, funds or trusts calculated to be for the benefit of any such persons as aforesaid or otherwise to advance the interests and well-being of the Company or of any such other company as aforesaid or of its Members and payment for or towards the insurance of any such persons as aforesaid, and subscriptions or guarantees of money for charitable or benevolent objects or for any exhibition or for any public, general or useful object.

		Benefits for employees
106.	(1)

Other than the office of auditor, a Director may hold any other office or place of profit in the Company and he or any firm of which he is a member or any company of which he is a Director or shareholder may act in a professional capacity for the Company in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine. Subject to the Act, no Director or intending Director shall be disqualified by his office from contracting or entering into any arrangement with the Company whether as vendor, purchaser, lessor, lessee, mortgagor, mortgagee, manager, agent, broker or otherwise howsoever nor shall such contract or arrangement or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested whether directly or indirectly be avoided nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason only of such Director holding that office or of the fiduciary relation thereby established. Provided always that he has complied with the requirements of Section 156 of the Act as to disclosure.

		Power of Directors to hold office of profit and to contract with Company

Annex B-24

(2)

Every Director and any relevant officer of the Company (to whom Section 156 of the Act applies) shall observe the provisions of Section 156 of the Act relating to the disclosure of the interests in transactions or proposed transactions with the Company or of any office or property held by him which might create duties or interests in conflict with his duties or interests as a Director or such officer (as the case may be). Subject to such disclosure, a Director shall be entitled to vote in respect of any transaction or arrangement in which he is interested and he shall be taken into account in ascertaining whether a quorum is present.

Directors and Chief Executive Officer to observe Section 156 of the Act
107.	(1)

A Director may be or become a director of, or hold any office or place of profit (other than as auditor), or be otherwise interested in any company in which the Company may be interested as vendor, purchaser, shareholder or otherwise and such Director shall not be accountable for any fees, remuneration or other benefits received by him as a Director or officer of, or by virtue of his interest in such other company unless the Company otherwise directs.

Holding of office in other companies
(2)

Subject always to regulation 106(2), the Directors may exercise the voting power conferred by the shares in any company held or owned by the Company in such manner and in all respects as the Directors think fit in the interests of the Company (including the exercise thereof in favour of any resolution appointing the Directors or any of them to be directors of such company or voting or providing for the payment of remuneration to the directors of such company) and any such director of the Company may vote in favour of the exercise of such voting powers in the manner aforesaid notwithstanding that he may be or be about to be appointed a director of such other company.

Directors may exercise voting power conferred by Company’s shares in another company
108.

The Company in general meeting may, subject to the provisions of this Constitution and any requirements of the Act, by Ordinary Resolution of which special notice has been given to all Members entitled to receive notices, from time to time remove any Director before the expiration of his period of office (notwithstanding anything in this Constitution or in any agreement between the Company and such Director) and appoint another person in place of the Director so removed, and may increase or reduce the number of Directors, and may alter their share qualifications (if any). Such removal shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him and the Company. In default of such appointment the vacancy so arising may be filled by the Directors as a casual vacancy in accordance with regulation 112. Until otherwise determined by a general meeting, there shall be no maximum number of Directors.

Removal of Director and change in number of Directors
109.	Subject as herein otherwise provided, the office of a Director shall be vacated in any of the following events, namely:		Vacation of office of Director
	(a)	if he is prohibited by law from acting as a Director;
	(b)	if he ceases to be a Director by virtue of any of the provisions of the Act;
(c)

if (not being a Director holding any executive office for a fixed term) he shall resign by writing under his hand left at the Office or if he shall in writing offer to resign and the Directors shall resolve to accept such offer;

	(d)	if a bankruptcy order is made against him or if he suspends payments or makes any arrangement or composition with his creditors generally;
(e)

if he becomes mentally disordered and incapable of managing himself or his affairs or if in Singapore or elsewhere an order shall be made by any court claiming jurisdiction in that behalf on the ground (however formulated) of mental disorder for his detention or for the appointment of a guardian or for the appointment of a receiver or other person (by whatever name called) to exercise powers with respect to his property or affairs;

Annex B-25

	(f)	if he becomes disqualified from acting as a director by virtue of his disqualification or removal or the revocation of his appointment as a director, as the case may be, under any applicable laws;
(g)

if he absents himself from the meetings of the Directors during a continuous period of three (3) months without special leave of absence from the Board and they pass a resolution that he has by reason of such absence vacated office;

	(h)	if he is removed from office by the Company in general meeting pursuant to this Constitution; and
	(i)	if he is disqualified from acting as a director in any jurisdiction for reasons other than on technical grounds (in which case he must immediately resign from the Board).
110.	(1)

The Directors may from time to time appoint one or more of their body to be the holder of an executive office (including, where considered appropriate, the office of Chairman or Deputy Chairman) on such terms and for such period as they may (subject to the provisions of the Act) determine and, without prejudice to the terms of any contract entered into in any particular case, may at any time revoke such appointment.

Directors may hold executive offices
(2)

The appointment of any Director to the office of Chairman or Deputy Chairman shall automatically determine if he ceases to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

Cessation of directorship of Chairman or Deputy Chairman
(3)

The appointment of any Director to any other executive office shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds office shall expressly state otherwise, in which event such determination shall be without prejudice to any claim for damages for breach of any contract of service between him and the Company.

Cessation of directorship of Executive Director
(4)

The Directors may entrust to and confer upon any Directors holding any executive office any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit, and either collaterally with or to the exclusion of or in substitution for all or any of their own powers, and may from time to time revoke, withdraw, alter, or vary all or any of those powers.

Power of Executive Directors
111.

Subject to any provision in the Act to the contrary, a resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any General Meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

Resolution for appointment of Directors
112.

The Company may by Ordinary Resolution appoint any person to be a Director either to fill a casual vacancy or as an additional Director but the total number of Directors shall not at any time exceed the maximum number (if any) fixed by this Constitution. Without prejudice thereto, the Directors shall have power at any time and from time to time to appoint any person to be a Director either to fill a casual vacancy or as an additional Director, but any person so appointed by the Directors shall hold office only until the next annual general meeting and shall then be eligible for re-election at such meeting.

Directors’ power to fill casual vacancies and to appoint additional Directors
CHIEF EXECUTIVE OFFICER
113.

The Directors may from time to time appoint one or more of their body or any other person(s) to be Chief Executive Officer(s) of the Company (or any equivalent appointment(s) howsoever described) and may from time to time (subject to the provisions of any contract between him or them and the Company) remove or dismiss him or them from office and appoint another or others in his or their places.

Appointment, resignation and removal of Chief Executive Officer

Annex B-26

114.

Subject to the provisions of any contract between a Chief Executive Officer and the Company, the Chief Executive Officer (or any person holding an equivalent appointment) who is a Director shall comply with the same provisions as to resignation and removal as the other Directors. The appointment of such Chief Executive Officer (or any person holding an equivalent appointment) who is a Director shall not automatically determine if he ceases from any cause to be a Director, unless the contract or resolution under which he holds the office shall expressly state otherwise.

Chief Executive Officer subject to resignation and removal
115.

A Chief Executive Officer (or any person holding an equivalent appointment) shall, subject to the Act and to the terms of any agreement entered into in any particular case, receive such remuneration (whether by way of salary, commission or participation in profit, or partly in one way and partly in another) as the Directors may determine.

Remuneration of Chief Executive Officer
116.

The Directors may entrust to and confer upon a Chief Executive Officer (or any person holding an equivalent appointment) any of the powers exercisable by them upon such terms and conditions and with such restrictions as they may think fit, and either collaterally with or to the exclusion of or in substitution for all or any of their own powers, and may from time to time revoke, withdraw, alter, or vary all or any of those powers. A Chief Executive Officer (or any person holding an equivalent appointment) shall be subject to the control of the Board.

Power of Chief Executive Officer
POWERS AND DUTIES OF DIRECTORS
117.

The business and affairs of the Company shall be managed by, or under the direction or supervision of, the Directors who may exercise all such powers of the Company as are not by the Statutes or by this Constitution required to be exercised by the Company in general meeting. The Directors shall not carry into effect any proposals for selling or disposing of the whole or substantially the whole of the Company’s undertaking unless such proposals have been approved by the Company in a general meeting. The general powers given by this regulation shall not be limited or restricted by any special authority or power given to the Directors by any other regulation.

Directors’ general power to manage
118.

The Directors may establish any local boards or agencies for managing any affairs of the Company, either in Singapore or elsewhere, and may appoint any persons to be members of such local boards or any managers or agents, and may fix their remuneration and may delegate to any local board, manager or agent any of the powers, authorities and discretions vested in the Directors, with power to sub-delegate, and may authorise the members of any local board or any of them to fill any vacancies therein and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed, and may annul or vary any such delegation, but no person acting in good faith and without notice of any such annulment or variation shall be affected thereby.

Establishing local Boards
119.

Subject to the Statutes and the provisions of this Constitution, the Directors may at their discretion exercise all powers of the Company to borrow or otherwise raise money, to mortgage, charge or hypothecate all or any of the property or business of the Company including any uncalled or called but unpaid capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Power to borrow
120.	(1)

The Directors may delegate any of their powers or discretion to committees consisting of one or more members of their body as they think fit and (if thought fit) one or more other persons co-opted as hereinafter provided. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may from time to time be imposed upon them by the Board. Any such regulations may provide for or authorise the co-option to the committee of persons other than Directors and for such co-opted members to have voting rights as members of the committee.

Power to delegate to committee

Annex B-27

(2)

Without prejudice to the generality of regulation 120(1), the Directors must, if required to do so pursuant to the Act, at a minimum appoint an audit committee, and, where applicable, such other committees as may be prescribed by the rules and regulations of the Designated Stock Exchange as deemed appropriate by the Directors. Each of these committees must in the exercise of the powers delegated to them conform with the Act (and any such regulations made thereunder), (where applicable) the rules and regulations of the Designated Stock Exchange, and such terms of reference as are put together.

121.

The meetings and proceedings of any such committee consisting of two (2) or more members shall be governed mutatis mutandis by the provisions of this Constitution regulating the meetings and proceedings of the Directors, so far as the same are applicable and are not superseded by any regulations made by the Directors under the last preceding regulation, save that a resolution in writing of any committee of Directors shall only be effective as a resolution duly passed at a meeting of that committee of Directors duly convened and held if such resolution in writing is signed or approved by such number of the Directors or their alternates for the time being (who are not prohibited by law or the provisions of the relevant committee charter from voting on such resolutions) comprising such committee as may be specified in the charter of that committee.

Proceedings of committees
122.

The Directors may, at any time, and from time to time, by power of attorney or otherwise, appoint any corporation, firm, limited liability partnership, or person or any body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under this Constitution), and for such period and subject to such conditions as the Directors may from time to time think fit, and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the Directors may think fit and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions vested in him.

Power to appoint attorneys
123.

All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments in which the Company is in any way concerned or interested and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall from time to time by resolution determine.

Signing of cheques and bills
124.

All acts done by any meeting of Directors or of a committee of Directors or by any person acting as Director or as a member of any such committee, shall as regards all persons dealing in good faith with the Company, notwithstanding that there was some defect in the appointment of any such Director or person acting as aforesaid or that they or any of them were or was disqualified or had vacated office or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a Director or member of the committee and had been entitled to vote.

Validity of acts despite defect in appointment
125.

The Company or the Directors on behalf of the Company may in exercise of the powers in that behalf conferred by the Act, cause to be kept a Branch Register or Register of Members, and the Directors may (subject to the provisions of the Act) make and vary such regulations as they may think fit in respect of the keeping of any such Register.

Branch register
ALTERNATE DIRECTOR
126.

Any Director may at any time by writing under his hand and deposited at the Office, or delivered at a meeting of the Directors, appoint any person (other than another Director or an Alternate Director) approved by a majority of his co-Directors to be his Alternate Director during such period as he thinks fit and may in like manner at any time terminate such appointment. Any appointment or removal by electronic communication shall be confirmed as soon as possible by letter, but may be acted upon by the Company meanwhile.

Appointment of Alternate Director
127.

A Director or any other person may act as an Alternate Director to represent more than one Director and such Alternate Director shall be entitled at Directors’ meetings to one (1) vote for every Director whom he represents in addition to his own vote if he is a Director.

Annex B-28

128.

The appointment of an Alternate Director shall ipso facto terminate on the happening of any event which if he were a Director would render his office as a Director to be vacated and his appointment shall also terminate ipso facto if his appointor ceases for any reason to be a Director.

Determination of appointment
129.

An Alternate Director shall (subject to his giving to the Company an address in Singapore) be entitled to receive notices of meetings of the Directors and to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a Director and for the purposes of the proceedings of such meeting the provisions of this Constitution shall apply as if he (instead of his appointor) were a Director. If his appointor is for the time being absent from Singapore or temporarily unable to act through ill health or disability, his signature to any resolution in writing of the Directors shall be as effective as the signature of his appointor. To such extent as the Directors may from time to time determine in relation to any committee of the Directors, the foregoing provisions of this paragraph shall also apply mutatis mutandis to any meeting of any such committee of which his appointor is a member. An Alternate Director shall not (save as aforesaid) have power to act as a Director nor shall he be deemed to be a Director for the purposes of this Constitution.

Notices and attendance at meetings
130.

An Alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director but he shall not be entitled to receive from the Company in respect of his appointment as Alternate Director any remuneration except such proportion (if any) of the remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct. Any fee paid to an Alternate Director shall be deducted from the remuneration otherwise payable to his appointor.

Remuneration
131.

An Alternate Director shall not be taken into account in reckoning the minimum or maximum number of Directors allowed for the time being under this Constitution but he shall be counted for the purpose of reckoning whether a quorum is present at any meeting of the Directors attended by him at which he is entitled to vote.

Alternate Director counted for quorum purposes
132.	An Alternate Director shall not be required to hold any share qualification.	Alternate Director need not hold share qualification
PROCEEDINGS OF DIRECTORS
133.

The Directors or any committee of Directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. The quorum necessary for the transaction of the business of the Directors may be fixed from time to time by the Directors and unless so fixed at any other number, a majority of the Directors for the time being appointed to the Board shall be a quorum. Subject to the provisions of this Constitution, questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes, the Chairman shall not have a second or casting vote. A meeting of the Directors or any committee of Directors at which a quorum is present at the time the meeting proceeds to business shall be competent to exercise all the powers and discretions for the time being exercisable by the Directors or such committee of Directors.

Meetings of Directors and quorum
134.

A Director may, and on the request of a Director the Secretary shall, at any time summon a meeting of the Directors by notice served upon the several members of the Board. Notice of a meeting of Directors shall be given to all Directors or whether or not he is in Singapore. A Director may also waive notice of any meeting and such waiver may be retrospective.

Convening meetings
135.	The accidental omission to give any Director, or the non-receipt by any Director of, a notice of meeting of Directors shall not invalidate the proceedings at that meeting.	Accidental omission

Annex B-29

136.

The Directors or any committee of Directors may from time to time elect a Chairman and, if desired, a Deputy Chairman and determine the period for which he is or they are to hold office. The Deputy Chairman shall perform the duties of the Chairman during the Chairman’s absence. The Chairman, or in his absence, the Deputy Chairman shall preside as Chairman at their meetings, but if no such Chairman or Deputy Chairman be elected or if at any meeting the Chairman and the Deputy Chairman are not present within fifteen (15) minutes after the time appointed for holding the same, a substitute for that meeting shall be appointed by such meeting from among the Directors present. Any Director acting as Chairman of a meeting of the Directors shall not, in the case of an equality of votes, have the Chairman’s right to a second or casting vote where applicable.

Chairman
137.

The Directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the minimum number fixed by or pursuant to this Constitution, the continuing Directors or Director may, except in an emergency, act for the purpose (i) of appointing sufficient Directors to bring the Board up to that number or (ii) of summoning a general meeting of the Company notwithstanding that there shall not be a quorum, but not for any other purpose. If there are no Directors or Director able or willing to act, then any two (2) Members may summon a general meeting for the purpose of appointing Directors.

Proceeding in case of vacancies
138.

A resolution in writing signed or approved by a majority of the Directors or their alternates for the time being (who are not prohibited by law or this Constitution from voting on such resolutions) and constituting a quorum shall be as effective as a resolution duly passed at a meeting of the Directors duly convened and held. Any such resolution may be contained in a single document or may consist of several documents all in like form, each signed or approved as aforesaid provided that where a Director is not so present but has an alternate who is so present, then such resolution must also be signed by such alternate. A resolution pursuant to this regulation shall be deemed to have been passed on the date when the resolution is signed or approved by the last Director constituting a simple majority of the Directors. For the purpose of this regulation ‘in writing’ and ‘signed’ include approval by letter, telex, facsimile, cable, telegram, email or any other form of electronic communication or telegraphic communication or means approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors.

Resolutions in writing
139.

The meetings of Directors may be conducted by means of telephone or video conference or other methods of simultaneous communication by electronic, audio, audio-visual or other similar means or other technology by which all Directors participating in the meeting are able to hear and be heard by or to communicate with all the other Directors participating, for the despatch of business, adjourn or otherwise regulate their meetings as they think fit and the quorum for such teleconference meetings shall be the same as the quorum required for a Directors’ meeting provided in these regulations. A resolution passed by such a teleconference shall, notwithstanding that the Directors are not present together at one (1) place at the time of the meeting, be deemed to have been passed at the meeting of the Directors held on the day and at the time at which the conference was held, and all Directors participating at that meeting shall be deemed for all purposes of these regulations to be present at that meeting. The minutes of such a meeting signed by the Chairman of the meeting shall be conclusive evidence of any resolution of any meeting so conducted. Such a meeting shall be deemed to be held at the place where the largest group of Directors present for purposes of the meeting is assembled or, if there is no such group, where the Chairman of the meeting is present.

Meetings via electronic means
140.

The Directors participating in any such meeting shall be counted in the quorum for such meeting and, subject to there being a requisite quorum under this Constitution, all resolutions agreed by the Directors in such meeting shall be deemed to be as effective as a resolution passed at a meeting in person of the Directors duly convened and held.

Directors participating in electronic meetings counted towards quorum
141.

In the case of a meeting which is not held in person, the fact that a Director is taking part in the meeting must be made known to all the other Directors taking part, and no Director may disconnect or cease to take part in the meeting unless he makes known to all other Directors taking part that he is ceasing to take part in the meeting.

Participation of Director must be made known

Annex B-30

142.

The Directors shall cause proper minutes to be made in books to be provided for the purpose of recording all the proceedings of all meetings of Directors and committees of Directors and of the attendances thereat and of the proceedings of all meetings of the Company and all business transacted, resolutions passed, appointments of officers made by the Directors and orders made at such meetings and any such minutes of any meeting, if purporting to be signed by the Chairman of such meeting or by the Chairman of the next succeeding meeting of the Company or Directors or committee as the case may be, shall be sufficient evidence without any further proof of the facts therein stated.

Minutes
143.

The Directors shall duly comply with the provisions of the Act and in particular the provisions with regard to the registration of charges created by or affecting property of the Company, a Register of Members, a Register of mortgages and charges and a Register of Directors’ and Chief Executive Officer’s Share and Debenture Holdings, and the production and furnishing of copies of such Registers and of any Register of Holders of Debentures of the Company.

Keeping of Registers, etc
144.

Any register, index, minute book, accounting record, minute or other document required by this Constitution or by the Act to be kept by or on behalf of the Company may be kept either in hard copy form or in electronic form, subject to compliance with the provisions of the Act. In any case in which bound books are not used, the Directors shall take adequate precautions for guarding against falsification and for facilitating discovery.

Form of Registers, etc.
SECRETARY
145.

The Secretary or joint Secretaries shall, and a Deputy or Assistant Secretaries may, be appointed by the Directors for such term at such remuneration and upon such conditions as they may think fit; and any Secretary, joint Secretary, Deputy or Assistant Secretary so appointed may be removed by them, but without prejudice to any claim he may have for damages for breach of any contract of service between him and the Company. The appointment and duties of the Secretary shall not conflict with the provisions of the Act.

Appointment and removal of Secretary
146.

A provision of the Act or this Constitution requiring or authorising a thing to be done by or in relation to a Director and the Secretary shall not be satisfied by its being done by or in relation to the same person acting as Director and as or in place of the Secretary.

Only Director and Secretary can act
147.

A provision of the Act or this Constitution requiring or authorising a thing to be done by or in relation to the Secretary shall be satisfied by its being done by or in relation to one or more of the joint Secretaries if any for the time being appointed by the Directors.

Joint Secretaries
THE SEAL
148.

The Directors shall provide for the safe custody of the Seal (if any) which shall only be used with the authority of the Directors or of a committee of the Directors authorised by the Directors in that behalf; and every instrument to which the Seal shall be affixed shall be (subject to the provisions of this Constitution as to certificates for shares) signed by one (1) Director and shall be countersigned by the Secretary or by a second Director or by some other person appointed by the Directors for the purpose. Any facsimile signature may be reproduced by mechanical, electronic or such other method as may from time to time be approved by the Directors.

Use of Seal
149.

The Company may exercise all the powers conferred by Section 41 of the Act to have an official seal for use abroad and such powers shall be vested in the Directors and such official seal shall be affixed by the authority and in the presence of and the instruments sealed therewith shall be signed by such persons as the Directors shall from time to time by writing under the seal appoint.

Official Seal overseas
150.

The Company may have a duplicate common seal as referred to in Section 124 of the Act which shall be a facsimile of the common seal of the Company with the addition on its face of the words ‘Share Seal’.

Share Seal

Annex B-31

AUTHENTICATION OF DOCUMENTS
151.

Any Director or the Secretary or any person appointed by the Directors for the purpose, shall have power to authenticate any documents affecting the Constitution of the Company; any resolutions passed by the Company, the Directors or any committee; and any books, records, documents, accounts and financial statements relating to the business of the Company. Such persons shall have the authority to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents, accounts or financial statements are elsewhere than at the Office, the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. Any authentication or certification made pursuant to this regulation may be made by any electronic means approved by the Directors from time to time incorporating, if the Directors deem necessary, the use of security procedures or devices approved by the Directors.

Power to authenticate documents
152.

A document purporting to be a copy of a resolution or an extract from the minutes of a meeting, of the Company or of the Directors or any committee, which is certified as aforesaid shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that any minute so extracted is a true and accurate record of proceedings at a duly constituted meeting. Any authentication or certification made pursuant to regulation 151 above and/or this regulation may be made by any electronic means approved by the Directors for such purpose from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors.

Certified copies of resolution of Directors
DIVIDENDS AND RESERVES
153.

Subject to any rights or restrictions attached to any shares or class of shares and except as otherwise permitted by the Act, (a) all dividends shall be declared and paid in proportion to the number of shares held by a Member but where shares are partly paid all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares; and (b) all dividends shall be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid, but if any share is issued on terms providing that it shall rank for dividend as from a particular date such share shall rank for dividend accordingly. For the purposes of this regulation, no amount paid or credited as paid on a share in advance of a call shall be treated as paid on the share.

Apportionment of dividends
154.

The Directors may, from time to time, set aside out of the profits of the Company and carry to reserve, such sum or sums as they think proper which shall, at the discretion of the Directors, be applicable for any purpose to which the profits of the Company may properly be applied and pending such application, may either be employed in the business of the Company or be invested. The Directors may divide the reserve fund into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any special funds into which the reserve may have been divided. The Directors may also, without placing the same to reserve, carry forward any profits. In carrying sums to reserve and in applying the same the Directors shall comply with the provisions (if any) of the Statutes.

Power to set aside profits as reserve
155.

The Directors may, upon the recommendation of the Directors and with the sanction of an Ordinary Resolution at a general meeting, from time to time declare dividends, but no such dividend shall (except as by the Statutes expressly authorised) be payable otherwise than out of the profits of the Company. No higher dividend shall be paid than is recommended by the Directors and a declaration by the Directors as to the amount of the profits at any time available for dividends shall be conclusive. The Directors may, if they think fit, and if in their opinion the profits of the Company justifies such payment, without any such sanction as aforesaid, from time to time declare and pay fixed dividends (either in cash or in specie) on any class of shares carrying a fixed dividend expressed to be payable on a fixed date on the half-yearly or other dates (if any) prescribed for the payment thereof by the terms of issue of the shares, and may also from time to time pay to the holders of any class of shares interim dividends of such amounts and on such dates and in respect of such periods as they may think fit.

Declaration and payment of dividends Interim dividends

Annex B-32

156.

The Company may upon the recommendation of the Directors by Ordinary Resolution, direct payment of a dividend in whole or in part in specie by the distribution of specific assets (and in particular of paid-up shares or debentures or debenture stock of any other company or any combination of any specific assets) and the Directors shall give effect to such resolution. Where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular, may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments shall be made to any Members in terms of the value so fixed, in order to adjust the rights of all parties. The Directors may vest any such specific assets in trustees as may seem expedient to the Directors and no valuation, adjustment or arrangement so made shall be questioned by any Member.

Payment of dividends in specie
157.	(1)

Whenever the Directors or the Company in general meeting have resolved or proposed that a dividend (including an interim, final, special or other dividend) be paid or declared on shares of a particular class in the capital of the Company, the Directors may further resolve that Members entitled to such dividend be entitled to elect to receive an allotment of shares of that class credited as fully paid in lieu of cash in respect of the whole or such part of the dividend as the Directors may think fit. In such case, the following provisions shall apply:

Scrip Dividends
(a) the basis of any such allotment shall be determined by the Directors;

(b)    the Directors shall determine the manner in which Members shall be entitled to elect to receive an allotment of shares of the relevant class credited as fully paid in lieu of cash in respect of the whole or such part of any dividend in respect of which the Directors shall have passed such a resolution as aforesaid. The Directors may make such arrangements as to the giving of notice to Members, providing for forms of election for completion by Members (whether in respect of a particular dividend(s) or generally), determining the procedure for making such elections or revoking the same and the place at which and the latest date and time by which any forms of election or other documents by which elections are made or revoked must be lodged, and otherwise make all such arrangements and do all such things, as the Directors consider necessary or expedient in connection with the provisions of this regulation;

(c)     the right of election may be exercised in respect of the whole of that portion of the dividend in respect of which the right of election has been accorded, provided that the Directors may determine, either generally or in specific cases, that such right shall be exercisable in respect of the whole or any part of that portion; and

(d)    the dividend (or that part of the dividend in respect of which a right of election has been accorded) shall not be payable in cash on the shares of the relevant class in respect of which the share election has been duly exercised (the “elected shares”) and in lieu of cash and in satisfaction thereof shares of the relevant class shall be allotted and credited as fully paid to the holders of the elected shares on the basis of allotment determined as aforesaid. For such purpose, and notwithstanding the provisions of regulation 166, the Directors shall (i) capitalise and apply out of the amount standing to the credit of any of the Company’s reserve accounts or any sum standing to the credit of the profit and loss account or otherwise available for distribution as the Directors may determine, such sums as may be required to pay up in full the appropriate number of shares of the relevant class for allotment and distribution to and among the holders of the elected shares on such basis, or (ii) apply the sum which would otherwise have been payable in cash to the holders of the elected shares towards payment of the appropriate number of shares of the relevant class for allotment and distribution to and among the holders of the elected shares on such basis.

Annex B-33

(2)

(a)     The shares of the relevant class allotted pursuant to the provisions of paragraph (1) of this regulation shall rank pari passu in all respects with the shares of that class then in issue save only as regards participation in the dividend which is the subject of the election referred to above (including the right to make the election referred to above) or any other distributions, bonuses or rights paid, made, declared or announced prior to or contemporaneous with the payment or declaration of the dividend which is the subject of the election referred to above, unless the Directors shall otherwise specify.

Ranking of shares and other actions

(b)    The Directors may do all acts and things considered necessary or expedient to give effect to any capitalisation pursuant to the provisions of paragraph (1) of this regulation, with full power to make such provisions as they may think fit in the case of shares of the relevant class becoming distributable in fractions (including, notwithstanding any provision to the contrary in this Constitution, provisions whereby, in whole or in part, fractional entitlements are disregarded or rounded up or down, or whereby the benefit of fractional entitlements accrues to the Company rather than the Members) and to authorise any person to enter on behalf of the Members interested into agreement(s) with the Company providing for any such appropriation, capitalisation, application, payment and distribution of funds and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

(3)

The Directors may, on any occasion when they resolve as provided in paragraph (1) of this regulation, determine that the rights of election under that paragraph shall not be made available to the persons who are registered as holders of shares in the Register of Members, or in respect of shares the transfer of which is registered, after such date as the Directors may fix subject to such exceptions as the Directors think fit and, in such event, the provisions of this regulation shall be read and construed subject to such determination.

Record date
(4)	The Directors may, on any occasion when they resolve as provided in paragraph (1) of this regulation, further determine that:-	Cash in lieu of shares

(a)     no allotment of shares or rights of election for shares under that paragraph shall be made available or made to Members whose registered addresses entered in the Register of Members are outside Singapore or to such other Members or class of Members as the Directors may in their sole discretion decide and, in such event, the only entitlements of the Members aforesaid shall be to receive in cash the relevant dividend resolved or proposed to be paid or declared; and

(b)    no allotment of shares or rights of election for shares under paragraph (1) of this regulation shall be made available or made to a person, or any persons, if such allotment or rights of election would in the opinion of the Directors cause such person, or such persons, to hold or control voting shares in excess of any shareholding or other limits which may from time to time be prescribed in any Statute, without the approval of the applicable regulatory or other authority as may be necessary.

(5)

Notwithstanding the foregoing provisions of this regulation, if at any time after the Directors’ resolution to apply the provisions of paragraph (1) of this regulation in relation to any dividend but prior to the allotment of shares pursuant thereto, the Directors shall consider that, by reason of any event or circumstance (whether arising before or after such resolution) or by reason of any matter whatsoever, it is no longer expedient or appropriate to implement that proposal, the Directors may at their absolute discretion and as they deem fit in the interests of the Company, cancel the proposed application of paragraph (1) of this regulation.

Cancellation

Annex B-34

158.

No shareholder shall be entitled to receive any dividend or to be present or vote at any meeting, or to exercise any privilege as a Member until he shall have paid all calls for the time being due and payable on every share held by him, whether alone or jointly with any other person, together with interest and expenses (if any).

		No right to dividends where calls outstanding
159.

The Directors may deduct from any dividend or other moneys payable to a Member in respect of any share held by such Member, either alone or jointly with any other Member, any or all sums of money as may be due and payable by him, either alone or jointly with any other person in respect of any debts, liabilities or engagements to the Company on account of calls or otherwise towards satisfaction (in whole or in part) of such debts, liabilities or engagements, or any other account which the Company is required by law to deduct.

		Deduction from debts due to Company
160.	A transfer of a share shall not pass the right to any dividend declared in respect thereof before the transfer has been registered.	Effect of transfer of shares
161.	(1)

The Directors may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

		Retention of dividends on shares subject to lien
	(2)

The Directors may retain the dividends payable on shares in respect of which any person is under this Constitution, as to the transmission of shares, entitled to become a Member, or which any person under this Constitution is entitled to transfer, until such person shall become a Member in respect of such shares or shall duly transfer the same.

		Retention of dividends on shares pending transmission
162.

The waiver in whole or in part of any dividend on any share by any document (whether or not under seal) shall be effective only if such document is signed by the Member (or the person entitled to the share in consequence of the death or bankruptcy of the holder) and delivered to the Company and if or to the extent that the same is accepted as such or acted upon by the Company.

		Waiver of dividends
163.	(1)

Any dividend or other moneys payable in cash on or in respect of a share may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled thereto (or, if several persons are registered as joint holders of the share or are entitled thereto in consequence of the death or bankruptcy of the holder, to any one of such persons) or to such Member or person at such address as such persons may in writing direct or by such means (including, by electronic means) as the Directors may decide at their absolute discretion. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to such person as the holder or joint holders or person or persons entitled to the share in consequence of the death or bankruptcy of the holder may direct and payment of the cheque if purporting to be endorsed or the receipt of any such person shall be a good discharge to the Company. Every such cheque or warrant shall be sent at the risk of the person entitled to the money represented thereby and the Company shall not be responsible for the loss of any cheque or warrant sent through the post, which shall be sent by post duly addressed to the Member for whom it is intended.

		Dividend paid by cheque or warrant
	(2)

Any resolution declaring a dividend on shares of any class, whether a resolution of the Company in general meeting or a resolution of the Directors, may specify that the same shall be payable to the persons registered as holders of such shares in the Register of Members at the close of business on a particular date and thereupon the dividend shall be payable to them in accordance with their respective holdings so registered, but without prejudice to the rights inter se in respect of such dividend of transferors and transferees of any such shares.

		Resolution declaring dividends

Annex B-35

164.

The payment by the Directors of any unclaimed dividends or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. All dividends and other moneys payable on or in respect of a share that are unclaimed after first becoming payable may be invested or otherwise made use of by the Directors for the benefit of the Company and any dividend or any such moneys unclaimed after a period of six (6) years from the date they are first payable may be forfeited and if so forfeited, shall revert to the Company. However, the Directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the dividends or moneys so forfeited to the person entitled thereto prior to the forfeiture. For the avoidance of doubt no Member shall be entitled to any interest, share of revenue or other benefit arising from any unclaimed dividends or moneys, howsoever and whatsoever. Unclaimed dividends or other moneys

165.	No dividend or other monies payable on or in respect of a share shall bear interest as against the Company.		No interest on dividends
BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES
166.	The Company may, upon the recommendation of the Directors, with the sanction of an Ordinary Resolution (including any Ordinary Resolution passed pursuant to regulation 69(2)):		Power to capitalise profits
	(a)	issue bonus shares for which no consideration is payable to the Company to the persons registered as holders of shares in the Register of Members at the close of business on:
(i) the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or
(ii) (in the case of an Ordinary Resolution passed pursuant to regulation 69(2)) such other date as may be determined by the Directors, in proportion to their then holdings of shares; and/or
(b)

capitalise any part of the amount for the time being standing to the credit of the Company’s reserve accounts or other undistributable reserve or any sum standing to the credit of the profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members at the close of business on

(i) the date of the Ordinary Resolution (or such other date as may be specified therein or determined as therein provided); or
(ii) (in the case of an Ordinary Resolution passed pursuant to regulation 69(2)) such other date as may be determined by the Directors,

in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full new shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, new shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up and amongst them as bonus shares in the proportion aforesaid.

167.

The Directors may do all acts and things considered necessary or expedient to give effect to any such bonus issue and/or capitalisation under regulation 166, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all the Members entitled thereto into an agreement with the Company providing for any such bonus issue and/or capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all such Members.

Directors to give effect to bonus issues and/or capitalisation

Annex B-36

168.

In addition and without prejudice to the powers provided for by regulations 166 and 167 above, the Directors shall have power to issue shares for which no consideration is payable and/or to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full new shares, in each case on terms that such shares shall, upon issue:

Power to issue free shares and/or to capitalise reserves for employee share-based incentive plans
(a)

be held by or for the benefit of participants of any share incentive or option scheme or plan implemented by the Company and approved by Members in general meeting and on such terms as the Directors shall think fit; or

(b)

be held by or for the benefit of non-executive Directors as part of their remuneration under regulation 103(1) and/or regulation 103(2) approved by Members in general meeting in such manner and on such terms as the Directors shall think fit.

The Directors may do all such acts and things considered necessary or expedient to give effect to any of the foregoing.
FINANCIAL STATEMENTS
169.

Accounting records sufficient to show and explain the Company’s transactions and otherwise complying with the Statutes shall be kept at the Office, or, at such other place as the Directors think fit and shall always be open to inspection by Directors.

Location of books of accounts
170.

The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members and no Member (not being a Director) or other person shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or ordered by a court of competent jurisdiction or authorised by the Directors or by a resolution of the Company in general meeting.

Inspection
171.

In accordance with the provisions of the Act, the Directors shall from time to time in accordance with the Act cause to be prepared and to be laid before the Company in general meeting such financial statements, balance sheets, reports, statements and other documents as may be necessary. The Company must hold its annual general meeting within six months from the end of its financial year (or such other period as may be permitted by the Act, (where applicable) the rules and regulations of the Designated Stock Exchange, and/or any applicable law).

Preparation and presentation of financial statements
172.

A copy of the financial statements and, if required, the balance sheet (including every document required by law to be attached thereto) which is duly audited and which is to be laid before the Company in general meeting accompanied by a copy of the Auditor’s report thereon, shall not less than fourteen (14) days before the date of the meeting be sent to every Member of the Company and to every other person who is entitled to receive notices of meetings from the Company under the provisions of the Statutes or this Constitution; Provided always that:

Copies of financial statements
(a)

these documents may, where applicable, subject to the rules and regulations of the Designated Stock Exchange, be sent less than fourteen (14) days before the date of the meeting if all persons entitled to receive notices of meetings from the Company so agree;

(b)

this regulation shall not require a copy of those documents to be sent to any person of whose address the Company is not aware or to more than one of any joint holders of any shares in the Company or the several persons entitled thereto in consequence of the death or bankruptcy of the holder or otherwise, but any Member to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the Office; and

Annex B-37

	(c)

such number of each document as is referred to in this regulation or, where applicable, such other number as may be required by the Designated Stock Exchange shall be forwarded to the Designated Stock Exchange at the same time as such documents are sent to the Members.

AUDIT AND AUDITORS
173.	Auditors of the Company shall be appointed and their duties regulated in accordance with the provisions of the Act.		Regulation of Auditors
174.	Every auditor of the Company shall have a right of access at all times to the accounting and other records of the Company and shall make his report as required by the Act.		Auditor’s rights to documents
175.

Subject to the provisions of the Act, all acts done by any person acting as an auditor of the Company shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in his appointment or that he was at the time of his appointment not qualified for appointment or subsequently became disqualified.

			Acts of Auditors valid despite defect in appointment
176.

The auditors of the Company or their agent authorised by them in writing for the purpose shall be entitled to attend any general meeting and to receive all notices of and other communications relating to any general meeting to which any Member is entitled and to be heard at any general meeting on any part of the business of the meeting which concerns them as auditors of the Company.

			Auditor’s right to receive notice and attend meetings
NOTICES
177.

Any notice or document (including a share certificate) may be served on or delivered to any Member either personally or by sending it through the post in a prepaid cover addressed to such Member at his registered address appearing in the Register of Members, or (if he has no registered address within Singapore) to the address, if any, within Singapore supplied by him to the Company as his address for the service of notices, or by delivering it to such address as aforesaid. Where a notice or other document is served or sent by post, service or delivery shall be deemed to be effected at the time when the cover containing the same is posted, and in proving such service or delivery, it shall be sufficient to prove that such cover was properly addressed, stamped and posted. When a given number of days’ notice or notice extending over any other period is required to be given, the day of service shall not, unless otherwise provided for or required by these regulations or by the Act, be counted in such number of days or period.

			Service of notice
178.	(1)

Without prejudice to the provisions of regulation 177 but subject otherwise to the Act and any regulations made thereunder relating to electronic communications, any notice or document (including, without limitation, any accounts, balance sheets, financial statements, circulars or reports) which is required or permitted to be given, sent or served under the Act or under this Constitution by the Company, or by the Directors, to a Member or officer or Auditor of the Company may be given, sent or served using electronic communications (including by electronic mail or short message service):

			Service by electronic communications
		(a) to the current address of that person;
		(b) by making it available on a website prescribed by the Company from time to time; or
		(c) in such manner as such Member expressly consents to by giving notice in writing to the Company,
		in accordance with the provisions of this Constitution, the Statutes, (where applicable) and/or any other applicable regulations or procedures.
	(2)

For the purposes of regulation 178(1), a Member shall be implied to have agreed to receive such notice or document by way of such electronic communications and shall not have a right to elect to receive a physical copy of such notice or document.

			Implied consent

Annex B-38

(3)

Notwithstanding regulation 178(2) above, the Directors may, at their discretion, at any time give a Member an opportunity to elect within a specified period of time whether to receive such notice or document by way of electronic communications or as a physical copy, and such Member shall be deemed to have consented to receive such notice or document by way of electronic communications if he was given such an opportunity and he failed to make an election within the specified time, and he shall not in such an event have a right to receive a physical copy of such notice or document.

Deemed consent
(4)

Notwithstanding regulations 177(2) and 177(3) above, the Company shall send to the Members physical copies of such notices or documents as may be specified by law or, where applicable, the rules and regulations of the Designated Stock Exchange, and shall inform the Members as soon as practicable of how to request a physical copy of such notice or document and provide a physical copy of such notice or document upon such a request.

Physical copies
	(5)	Where a notice or document is given, sent or served by electronic communications:	When notice given by electronic communications deemed served

(a)     to the current address of a person pursuant to regulation 178(1)(a), it shall be deemed to have been duly given, sent or served at the time of transmission of the electronic communication by the email server or facility operated by the Company, its service provider or agent, to the current address of such person (notwithstanding any delayed receipt, non-delivery or “returned mail” reply message or any other error message indicating that the electronic communication was delayed or not successfully sent), unless otherwise provided under the Act and/or, where applicable, the rules and regulations of the Designated Stock Exchange; and

(b)    by making it available on a website pursuant to regulation 178(1)(b), it shall be deemed to have been duly given, sent or served on the date on which the notice or document is first made available on the website, unless otherwise provided under the Act and/or, where applicable, the rules and regulations of the Designated Stock Exchange.

(6)

Where a notice or document is given, sent or served to a Member by making it available on a website pursuant to regulation 178(1)(b), the Company shall give separate notice to the Member of the publication of the notice or document on that website and the manner in which the notice or document may be accessed by any one or more of the following means:

Notice to be given of service on website
(a) by sending such separate notice to the Member personally or through the post pursuant to regulation 177;
(b) by sending such separate notice to the Member using electronic communications to his current address pursuant to regulation 178(1)(a); and/or
(c) where applicable, by way of announcement on the Designated Stock Exchange.
179.

All notices, communications and/or documents (including a share certificate) with respect to any share to which persons are jointly entitled, shall be given to whichever of such persons is named first in the Register of Members, and notice so given shall be sufficient notice to all the holders of such shares. For such purpose a joint holder having no registered address in Singapore and not having supplied an address within Singapore for the service of notices shall be disregarded.

Service of notices to joint holders

Annex B-39

180.

Any Member described in the Register of Members by an address not within Singapore who shall from time to time give notice in writing to the Company of an address within Singapore at which notices, communications and/or documents may be served upon him shall be entitled to have served upon him at such address any notice, communications and/or documents to which he would be entitled under this Constitution but, save as aforesaid, no Member other than a Member with a registered address within Singapore shall be entitled to receive any notice, communications and/or documents from the Company.

Service on overseas Members
181.

A person entitled to a share in consequence of the death or bankruptcy of a Member upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, and upon supplying also to the Company an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the Member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any Member or given, sent or served to any Member using electronic communications in pursuance of this Constitution shall, notwithstanding that such member be then dead or bankrupt or in liquidation, and whether or not the Company shall have notice of his death or bankruptcy or liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such Member in the Register of Members as sole or first-named joint holder.

Service of notice after death or bankruptcy
182.

Any notice on behalf of the Company or of the Directors shall be deemed effectual if it purports to bear the signature of the Secretary or other duly authorised officer of the Company, whether such signature is printed or written.

Signature on notice
183.

Any summons, notice, order or other document required to be sent to or served upon the Company, or upon any officer of the Company may be sent or served by leaving the same or sending it through registered mail in a prepaid letter, addressed to the Company or to such officer at the Office.

Service on Company
WINDING-UP
184.

If the Company shall be wound up, subject to due provision being made for satisfying the claims of any holders of shares having attached thereto any special rights in regard to the repayment of capital, the surplus assets shall be applied in repayment of the capital paid up or credited as paid up on the shares at the commencement of the winding up.

Distribution of surplus assets
185.

If the Company shall be wound up (whether the liquidation is voluntary under supervision or by the Court), the liquidator may, with the sanction of a Special Resolution, divide among the Members in specie or kind the whole or any part of the assets of the Company, whether or not the assets shall consist of property of one kind or shall consist of properties of different kinds, and may for such purpose set such value as he deems fair upon any one or more class or classes of property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members, but if any division is resolved otherwise than in accordance with such rights, the Members shall have the same right of dissent and consequential rights as if such resolution were a Special Resolution passed pursuant to Section 178 of the Insolvency, Restructuring and Dissolution Act 2018. A Special Resolution sanctioning a transfer or sale to another company duly passed pursuant to the said Section may in like manner authorise the distribution of any shares or other consideration receivable by the liquidator amongst the Members otherwise than in accordance with their existing rights; and any such determination shall be binding upon all the Members subject to the right of dissent and consequential rights conferred by the said Section.

Distribution of assets in specie
186.

The liquidator may, as he thinks fit, vest the whole or any part of the assets in trustees upon such trusts for the benefit of Members and the liquidation of the Company may be closed and the Company dissolved but so that no Member shall be compelled to accept any shares or other securities in respect of which there is a liability.

Trust of assets

Annex B-40

187.

In the event of a winding up of the Company, every Member who is not for the time being in Singapore shall be bound, within fourteen (14) days after the passing of an effective resolution to wind up the Company voluntarily, or within the like period after the making of an order for the winding up of the Company, to serve notice in writing on the Company appointing some person in Singapore upon whom all summonses, notices, processes, orders and judgments in relation to or under the winding up of the Company may be served, and in default of such nomination the liquidator of the Company shall be at liberty on behalf of such Member to appoint some such person, and service upon any such appointee shall be deemed to be a good personal service on such Member for all purposes, and where the liquidator makes any such appointment he shall with all convenient speed, give notice thereof to such Member by advertisement in any English newspaper widely circulated in Singapore or by a registered letter sent through the post and addressed to such Member at his address as appearing in the Register of Members, and such notice shall be deemed to be served on the day following that on which the advertisement appears or the letter is posted.

Service of notice
INDEMNITY
188.

Subject to the provisions of and so far as may be permitted by the Statutes, every Director or other officer for the time being of the Company shall be entitled to be indemnified by the Company against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto (a “Claim”). Without prejudice to the generality of the foregoing, no Director or other officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other Director or officer or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any moneys, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatsoever which shall happen in the execution of the duties of his office or in relation thereto unless the same shall happen through his own negligence, wilful default, breach of duty or breach of trust.

Indemnity
189.	Notwithstanding the foregoing, the Company shall not be obligated to indemnify any person pursuant to this Constitution in connection with any Claim (or any part of any Claim):
(a)

for which payment has actually been made to and received by or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(b)

for any reimbursement of the Company by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Company, as required in each case under the Exchange Act (including any such reimbursements that arise from an accounting restatement of the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the payment to the Company of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act), if such person is held liable therefor (including pursuant to any settlement arrangements), or any other remuneration paid to such person if it shall be determined by a final judgment or other final adjudication that such remuneration was in violation of law; and

	(c)	if prohibited by applicable law.
SECRECY
190.

No Member shall be entitled to require discovery of or any information relating to any detail of the Company’s trade or any matter which may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Directors it will be inexpedient in the interest of the Members of the Company to communicate to the public save as may be authorised by law or, where applicable, required by the rules and regulations of the Designated Stock Exchange.

Secrecy

Annex B-41

PERSONAL DATA
191.	(1)

A Member who is a natural person is deemed to have consented to the collection, use and disclosure of his personal data (whether such personal data is provided by that Member or is collected through a third party) by the Company (or its agents or service providers) from time to time for any of the following purposes:

Personal data
(a) implementation and administration of any corporate action by the Company (or its agents or service providers);
(b) internal analysis and/or market research by the Company (or its agents or service providers);
(c) investor relations communications by the Company (or its agents or service providers);
(d) administration by the Company (or its agents or service providers) of that Member’s holding of shares in the Company;

(e)     implementation and administration of any service provided by the Company (or its agents or service providers) to its Members to receive notices of meetings, annual reports and other Member communications and/or for proxy appointment, whether by electronic means or otherwise;

(f)     processing, administration and analysis by the Company (or its agents or service providers) of proxies and representatives appointed for any general meeting (including any adjournment thereof) and the preparation and compilation of the attendance lists, minutes and other documents relating to any general meeting (including any adjournment thereof);

(g) implementation and administration of, and compliance with, any provision of this Constitution;
(h) compliance with any applicable laws, listing rules, take-over rules, regulations and/or guidelines;
(i) any other purposes specified in the Company’s prevailing privacy or data protection policies; and
(j) purposes which are reasonably related to any of the above purposes.
(2)

Any Member who appoints a proxy and/or representative for any general meeting including any adjournment thereof is deemed to have warranted that where such Member discloses the personal data of such proxy and/or representative to the Company (or its agents and service providers), that Member has obtained the prior consent of such proxy and/or representative for the collection, use and disclosure by the Company (or its agents or service providers) of the personal data of such proxy and/or representative for the purposes specified in regulation 191(1) and for any purposes reasonably related to regulation 191(1), and is deemed to have agreed to indemnify the Company in respect of any penalties, liabilities, claims, demands, losses and damages as a result of or in connection with such Member’s breach of warranty.

Personal data of proxies and/or representatives

Annex B-42

We, the persons whose names and addresses are subscribed, are desirous of being formed into a Company in pursuance of this Constitution, and we respectively agree to take the number of shares in the capital of the Company set opposite our respective names.

Names, Addresses, and Description of Subscriber(s)	Number of Shares taken by the Subscriber(s)	Signatory
Joseph Francis Fitzsimons	One (1) Class B Share

Dated this [•] day of 2025

Witness to the above signatures:

Annex B-43

Annex C

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Agreement”) is dated as of September 9, 2025, by and among dMY Squared Technology Group, Inc., a Massachusetts corporation (“SPAC”), dMY Squared Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), Rose Holdco Pte. Ltd. (Company Registration No.: 202537774K), a Singapore private company limited by shares (“Holdco”) and Horizon Quantum Computing Pte. Ltd. (Company Registration No.: 201802755E), a Singapore private company limited by shares (the “Company”), and the other parties set forth on the signature pages hereto or which execute a joinder to this Agreement (such parties, together with Sponsor, the “Insiders”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, each Insider is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such number of shares of SPAC Common Stock and SPAC Warrants as set forth opposite such Insider’s name on Schedule I attached hereto (all such securities of such Insider are referred to herein as the “Subject Securities”);

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Holdco, Rose Acquisition Pte. Ltd., a Singapore private company limited by shares and wholly-owned subsidiary of Holdco (“Merger Sub 1”), Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”), and the SPAC, have entered into a Business Combination Agreement (as may be amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which, among other things, on the Closing Date, following the Amalgamation and immediately prior to the SPAC Merger Effective Time, each issued and outstanding share of SPAC Class B Common Stock will be automatically converted into shares of SPAC Class A Common Stock, on a one-for-one basis, in accordance with the terms of the SPAC Organizational Documents and this Agreement (the “SPAC Class B Conversion”);

WHEREAS, subject to the terms and conditions of the Business Combination Agreement and in accordance with the Massachusetts Business Corporation Act, on the Closing Date, at the SPAC Merger Effective Time, Merger Sub 2 will merge with and into the SPAC (the “SPAC Merger”), with the SPAC surviving as a wholly-owned subsidiary of Holdco, and each issued and outstanding share of SPAC Class A Common Stock (including, for the avoidance of doubt, the shares of SPAC Class A Common Stock issued in connection with the SPAC Class B Conversion) will be automatically converted, as of the SPAC Merger Effective Time, into one Holdco Class A Ordinary Share, and the SPAC Warrants will become the Holdco Warrants, in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement; and

WHEREAS, as an inducement to the SPAC, Holdco and the Company to enter into the Business Combination Agreement and to consummate the Transactions as contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree, as follows:

ARTICLE I

SUPPORT AGREEMENT; COVENANTS

Section 1.01 Binding Effect of Business Combination Agreement. Each Insider hereby acknowledges that it has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors to understand their tax and legal implications. During the period commencing on the date hereof and ending on the earlier to occur of (a) the Closing Date, (b) such date and time as the Business Combination Agreement is terminated in accordance with Section 8.1 (Termination) thereof, (c) the liquidation of the SPAC, (d) the written agreement of each of the terminating Insider (or Insiders (as applicable)), the SPAC, Holdco, and the Company with respect to terminating the rights and obligations under this Agreement of a specific Insider or a subset of Insiders, and (e) the written agreement of all Insiders, SPAC, Holdco and the Company to terminate this Agreement in its

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entirety (such earlier date, the “Expiration Time”), each Insider shall be bound by and comply with Section 6.4 (Confidentiality), Section 6.6 (Trust Account), Section 6.7 (Exclusivity), Section 6.12 (Public Announcements), Section 6.19 (PIPE Investment) and Section 6.20 (Financing Cooperation) of the Business Combination Agreement (and any relevant definitions contained in such Section) as if such Insider was an original signatory to the Business Combination Agreement with respect to such provision.

Section 1.02 No Transfer. From the date hereof until the Expiration Time, no Insider shall (except in each case, pursuant to the Transactions), without the prior written consent of the Company and Holdco, (i) sell, offer to sell, contract or agree to sell, assign, transfer (including by operation of law), hypothecate, pledge, distribute, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly (other than pursuant to any non-redemption agreements that may be entered into by SPAC and such Insider in connection with the Transactions), file (or participate in the filing of) a registration statement with the SEC (other than the Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Subject Securities of such Insider, (ii) deposit any Subject Securities of such Insider into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities of such Insider, or (iv) publicly announce any intention to effect any transaction specified in clauses (i) through (iii), (clauses (i), (ii) and (iii), collectively, a “Transfer”), except, in each case, for any Transfers of Subject Securities of such Insider (a) to the SPAC’s officers or directors, any affiliate or family member of any of the SPAC’s officers or directors, any affiliate of the Sponsor or to any members of the Sponsor or any of their affiliates, or to such Insider’s officers or directors, any affiliate or family member of any of such Insider’s officers or directors; (b) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made in connection with any forward purchase agreement or similar arrangement or in connection with the consummation of the Transactions at prices no greater than the price at which the securities were originally purchased; (f) in case of an entity, to any Affiliate of such entity, any shareholder, partner or member of such entity or their Affiliates, any investment fund or other entity managing or managed by such entity or any Affiliate of such entity, or who shares a common investment advisor of such entity; (g) in the event of the SPAC’s liquidation prior to the completion of an initial business combination; (h) by virtue of the laws of the State of Delaware or the Sponsor’s limited liability company agreement upon dissolution of the Sponsor; or (i) in the event of the SPAC’s liquidation, merger, capital stock exchange or other similar transaction which results in all of the SPAC’s shareholders having the right to exchange their SPAC Common Stock for cash, securities or other property subsequent to the SPAC’s completion of an initial business combination (each of the foregoing clauses (a) through (i), a “Permitted Transfer”); provided, however, that in the case of clauses (a) through (e) or (h), any Permitted Transfer shall be permitted only if, as a precondition to such Permitted Transfer, the transferee also agrees in a writing, reasonably satisfactory in form and substance to the SPAC and the Company, to assume all of the obligations of the transferring Insider under, and be bound by all of the terms of, this Agreement; provided, further, that any Transfer permitted under this Section 1.02 shall not relieve such Insider of its obligations under this Agreement. Any Transfer in violation of this Section 1.02 with respect to the Subject Securities of an Insider shall be void ab initio and of no force or effect.

Section 1.03 New Shares. In the event that, during the period commencing on the date hereof and ending at the Expiration Time, (a) any Subject Securities are issued to an Insider after the date of this Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Subject Securities or otherwise, (b) such Insider purchases or otherwise acquires beneficial ownership of any Subject Securities or (c) such Insider acquires the right to vote or share in the voting of any Subject Securities (collectively the “New Securities”), then such New Securities acquired or purchased by such Insider shall be subject to the terms of this Agreement to the same extent as if they constituted the Subject Securities owned by the Insider as of the date hereof.

Section 1.04 Voting Agreements. (a) From the date hereof until the Expiration Time, at any meeting of the holders of SPAC Common Stock, however called (or any adjournment or postponement thereof), or in any other circumstance in which the vote, consent or other approval of the holders of SPAC Common Stock is sought, each

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Insider shall (x) appear at each such meeting, in person or by proxy, or otherwise cause all of its SPAC Common Stock to be counted as present thereat for purposes of calculating a quorum and (y) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its SPAC Common Stock:

(i) in favor of the Proposals;

(ii) against any Alternative SPAC Transaction;

(iii) against any business combination agreement or merger (other than the Business Combination Agreement and the Transactions), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC;

(iv) against any proposal, action or agreement that would (A) materially impede, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement or the Transactions, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of SPAC under the Business Combination Agreement or (C) result in any of the conditions set forth in Article VII of the Business Combination Agreement not being fulfilled.

(b) From the date hereof until the Expiration Time, each Insider hereby unconditionally and irrevocably agrees it, as applicable, shall:

(i) not commit or agree to take any action inconsistent with the foregoing covenants set forth in Section 1.04(a); and

(ii) not redeem any SPAC Class A Common Stock owned by the Insider in connection with the exercise of SPAC Shareholder Redemption Rights in connection with the Transactions or the Extension (if any).

No Insider shall commit or agree to take any action inconsistent with the foregoing. The obligations under this Section 1.04 shall apply whether or not the SPAC Board or other governing body or any committee or subgroup thereof recommends any of the Proposals and regardless of any SPAC Change in Recommendation.

Section 1.05 Insider Letter. From the date hereof until the Expiration Time, for the benefit of Holdco, (a) each Insider agrees that it shall fully comply with, and perform all of its obligations, covenants and agreements set forth in, the Insider Letter (as defined below), (b) SPAC agrees to enforce the Insider Letter in accordance with its terms and conditions, and (c) each Insider and SPAC agree not to amend, modify or waive any provision of the Insider Letter without the prior written consent of Holdco (not to be unreasonably withheld, delayed or conditioned).

Section 1.06 Waiver of Conversion Ratio Adjustment. As of and conditioned upon the Closing, each Insider hereby irrevocably relinquishes and waives any and all rights that such Insider has or will have under the SPAC Organizational Documents to any adjustment to the conversion ratio applicable to the shares of SPAC Class B Common Stock set forth in the SPAC Organizational Documents or any other anti-dilution or similar protection. The waiver specified in this Section 1.06 shall be applicable only in connection with the Transactions and shall be void and of no force and effect if the Business Combination Agreement shall be terminated for any reason.

Section 1.07 Consent to Disclosure. Each Insider hereby consents to the publication and disclosure in the Registration Statement and the Proxy Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by the Company or SPAC to any Governmental Entity or to securityholders of SPAC) of the identity of such Insider and beneficial ownership of Subject Securities and the nature of such Insider’s commitments, arrangements and understandings under and relating to this Agreement and, if deemed appropriate by the Company or SPAC, a copy of this Agreement. Each Insider will promptly provide any information reasonably requested by the SPAC, Holdco or the Company for any applicable regulatory application or filing made or approval sought in connection with the transactions contemplated by the Business Combination Agreement (including filings with the SEC).

Section 1.08 Dissenters’ Rights. Each Insider hereby irrevocably waives, and agrees not to exercise or attempt to exercise, any right to dissent, right to demand payment or right of appraisal or any similar provision under applicable Law in connection with the SPAC Merger, and the other Transactions; provided, however, that such Insider

Annex C-3

shall not be prohibited from exercising or attempting to exercise any of the foregoing in the event of fraud or material misrepresentation pertaining to this Agreement or any Ancillary Agreement to which such Insider is a party on the part of any of SPAC, Holdco, or the Company that results or would reasonably be expected to result in a material harm to the Insider.

Section 1.09 No Challenges. Each Insider agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against SPAC, Holdco, the Merger Subs, the Company or any of their respective successors or officers or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement, or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Business Combination Agreement. Notwithstanding anything herein to the contrary, nothing in this Agreement shall limit or restrict the ability of such Insider to enforce its rights under the Business Combination Agreement, this Agreement or any other Ancillary Agreement to which such Insider is a party or has third-party beneficiary rights with respect to or seek any other remedies with respect to any breach of the Business Combination Agreement, this Agreement or such other Ancillary Agreement by any other party hereto or thereto, including by commencing any Action in connection therewith.

Section 1.10 Closing Date Deliverables. On the Closing Date, the Insiders shall deliver to SPAC and Holdco a duly executed copy of (i) the Lock-Up Agreement in substantially the form attached as Exhibit E to the Business Combination Agreement and (ii) the Registration Rights Agreement in substantially the form attached as Exhibit F to the Business Combination Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Each Insider represents and warrants as of the date hereof to SPAC, Holdco, and the Company (solely with respect to such Insider and not with respect to any other Insider) as follows:

Section 2.01 Organization; Due Authorization. With respect to an Insider that is a legal entity, such Insider is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within its powers and have been duly authorized by all necessary actions on the part of such Insider. With respect to an Insider that is a natural person, such Insider has full legal capacity, right and authority to execute and deliver this Agreement and to perform his or her obligations hereunder. This Agreement has been duly executed and delivered by such Insider and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Insider, enforceable against such Insider in accordance with the terms hereof.

Section 2.02 Ownership. Such Insider is the record and/or beneficial owner (as defined in the Securities Act) of, and has good title to, all of the Subject Securities listed across from such Insider’s name on Schedule I hereto, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Subject Securities (other than transfer restrictions under the Securities Act)) affecting any such Subject Securities, other than Liens pursuant to (i) this Agreement, (ii) SPAC’s Organizational Documents, (iii) the Business Combination Agreement, (iv) that Letter Agreement, dated October 4, 2022, by and between SPAC, the Insiders, and the other parties thereto (the “Insider Letter”), or (v) any applicable securities Laws. The Subject Securities of such Insider listed across from such Insider’s name on Schedule I hereto are the only equity securities in SPAC owned of record or beneficially by such Insider on the date of this Agreement, and none of the Subject Securities held by such Insider are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Subject Securities, except as provided hereunder or under the Insider Letter. Such Insider has full voting power with respect to the Subject Securities held by such Insider. Other than the Subject Securities held by such Insider, such Insider does not hold or own any rights to acquire (directly or indirectly) any equity securities of SPAC or any equity securities convertible into, or which can be exchanged for equity securities of SPAC.

Section 2.03 No Conflicts. The execution and delivery of this Agreement by such Insider does not, and the performance by such Insider of its obligations hereunder will not, (i) conflict with or result in a violation of, if such Insider is a legal entity, its Organizational Documents, (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any contract binding upon such Insider or

Annex C-4

Insider’s Subject Securities), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Insider of its obligations under this Agreement or (iii) conflict with or violate any applicable Law.

Section 2.04 Litigation. There are no (a) no Actions pending against such Insider, or to the knowledge of such Insider threatened against such Insider, seeking to prevent the Transactions; or (b) Orders pending against such Insider, or to the knowledge of such Insider threatened against such Insider or to which such Insider is otherwise a party, in each case relating to this Agreement, the Business Combination Agreement or the Business Combination.

Section 2.05 Brokerage Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finder’s fee or other commission in connection with the Transactions based upon arrangements made by such Insider, for which Holdco or any of its Affiliates may become liable.

Section 2.06 Acknowledgment. Such Insider understands and acknowledges that each of SPAC, Holdco and the Company is entering into the Business Combination Agreement in reliance upon such Insider’s execution and delivery of this Agreement.

Section 2.07 Adequate Information. Such Insider is a sophisticated shareholder and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding this Agreement, the SPAC Merger, and the other Transactions and has independently and without reliance upon the SPAC, Holdco, or the Company and based on such information as such Insider has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Insider acknowledges that the SPAC, Holdco, or the Company has not made and does not make any representation or warranty to such Insider, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Insider acknowledges that the agreements contained herein with respect to the Subject Securities held by such Insider are irrevocable.

ARTICLE III

MISCELLANEOUS

Section 3.01 Termination.

(a) This Agreement and all of its provisions (other than those provisions which expressly survive the Closing, as set forth in this Article III) shall terminate and be of no further force or effect upon the Expiration Time.

(b) Upon any termination of this Agreement in the entirety, all obligations of the parties hereto under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Agreement prior to such termination.

(c) Notwithstanding anything to the foregoing, this Article III shall survive the termination of this Agreement.

Section 3.02 Governing Law. The Law of the State of New York shall govern (a) all claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice-of-law or conflict-of-law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of New York.

Section 3.03 Consent to Jurisdiction and Service of Process; Waiver of Jury Trial.

(a) Each party hereto submits to the exclusive jurisdiction of first, the New York Supreme Court, Commercial Division, located in the Borough of Manhattan in the City of New York, in the State of New York or if such court declines jurisdiction, then to any court of the State of New York or the Federal District Court for the Southern District of New York, in any Proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the Proceeding shall be heard and determined in any such court and agrees not to bring any Proceeding arising out

Annex C-5

of or relating to this Agreement in any other courts. Nothing in this Section 3.03, however, shall affect the right of any party to serve legal process in any other manner permitted by Law or at equity. Each party hereto agrees that a final judgment in any Proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity.

(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT. EACH PARTY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

Section 3.04 Successors and Assigns. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns; provided, however, that, except in connection with a Permitted Transfer, no party hereto will assign its rights or delegate any or all of its obligations under this Agreement, including by merger, consolidation, operation of law or otherwise, without the express prior written consent of the other parties hereto. Any attempted assignment in violation of this Section 3.04 shall be void, in addition to constituting a material breach of this Agreement.

Section 3.05 Specific Performance. The parties hereto hereby acknowledge and agree that irreparable injury for which monetary damages (even if available) would not be an adequate remedy would occur if any parties hereto does not perform any provision of this Agreement in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the parties hereto acknowledge and agree that, prior to a valid termination, to prevent breaches or threatened breaches by the parties hereto of any of their respective covenants or obligations set forth in this Agreement, including its failure to take all actions required under the express terms of this Agreement to consummate the transactions contemplated hereby, and that prior to a valid termination of this Agreement, the parties hereto shall be entitled to specific performance of such agreements and covenants in such event and other equitable relief to prevent breaches or threatened breaches of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of any such injunction, specific performance and other equitable relief on the basis that any other party hereto has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Each party hereto hereby waives any requirement to provide any bond or other security in connection with such order or injunction.

Section 3.06 Amendments, Waivers and Remedies. This Agreement may not be modified or amended except by an instrument or instruments in writing and mutually signed by each of the parties hereto. Each party hereto may, only by an instrument in writing, waive compliance by any other party hereto with any term or provision of this Agreement on the part of such other party hereto to be performed or complied with. The waiver by a party hereto of a breach of any term or provision of this Agreement by another party hereto shall not be construed as a waiver of any subsequent breach. Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party hereto from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party hereto waives or otherwise affects any obligation of that party hereto or impairs any right of the party hereto giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon any party hereto, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy. Notwithstanding anything to the contrary contained herein, no party hereto shall seek, nor shall any party hereto be liable for, punitive or exemplary damages under any tort, contract, equity or other legal theory with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

Annex C-6

Section 3.07 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 3.08 Notices. Any notice or other communication hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 5:00 PM on a Business Day, addressee’s day and time, on the date of delivery, and otherwise on the first Business Day after such delivery; (b) if by email, on the date of transmission; or (c) five (5) days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties hereto as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party hereto shall specify to the others in accordance with these notice provisions:

If to SPAC:

dMY Squared Technology Group, Inc.

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

Attention:	Harry You
Email:

with a copy (which shall not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020

Attention:	Joel Rubinstein; Neeta Sahadev; Daniel Nussen; Jonathan Rochwarger
Email:	joel.rubinstein@whitecase.com; neeta.sahadev@whitecase.com; daniel.nussen@whitecase.com; jonathan.rochwarger@whitecase.com

If to the Company or Holdco:

Horizon Quantum Computing Pte. Ltd.

29 Media Cir., #05-22

Singapore, 138565

Attn:	Joseph Fitzsimons
E-mail:

with a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Fl

New York, NY 10105

Attention:	Adam C. Berkaw; David H. Landau
Email:	aberkaw@egsllp.com; dlandau@egsllp.com

Annex C-7

If to an Insider:

To such Insider’s address set forth in Schedule I

with a copy (which shall not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020

Attention:	Joel Rubinstein; Neeta Sahadev; Daniel Nussen; Jonathan Rochwarger
Email:	joel.rubinstein@whitecase.com; neeta.sahadev@whitecase.com; daniel.nussen@whitecase.com; jonathan.rochwarger@whitecase.com

Section 3.09 Capacity. Each Insider is signing this Agreement solely in such Insider’s capacity as a holder of Subject Securities, and not in that Insider’s capacity as a director, officer or employee of SPAC or in such Insider’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding anything herein to the contrary, nothing herein shall in any way restrict a director or officer of SPAC in the exercise of his or her fiduciary duties as a director or officer of SPAC or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director or officer of SPAC or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee or fiduciary, provided that nothing contained in this Section 3.09 shall obviate any of such Insider’s obligations under Article I of this Agreement.

Section 3.10 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered (by telecopy, electronic delivery or otherwise) to the other parties hereto. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 3.11 Entire Agreement. This Agreement and the agreements referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter of this Agreement and supersede any prior discussion, correspondence, negotiation, proposed term sheet, agreement, understanding or arrangement and there are no agreements, understandings, representations or warranties among the parties hereto other than those set forth or referred to in this Agreement.

[Signature Page Follows]

Annex C-8

IN WITNESS WHEREOF, Insider, SPAC, Holdco and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

DMY SQUARED SPONSOR, LLC.
By:	/s/ Harry L. You
Name:	Harry L. You
Title:	Managing Member
DMY SQUARED TECHNOLOGY GROUP, INC.
By:	/s/ Harry L. You
Name:	Harry L. You
Title:	Chief Executive Officer, Chief Financial Officer
ROSE HOLDCO PTE. LTD.
By:	/s/ Joseph Francis Fitzsimons
Name:	Joseph Francis Fitzsimons
Title:	Authorized Signatory
HORIZON QUANTUM COMPUTING PTE. LTD.
By:	/s/ Joseph Francis Fitzsimons
Name:	Joseph Francis Fitzsimons
Title:	Chief Executive Officer

[Signature Page to the Sponsor Support Agreement]

Annex C-9

Annex D

FORM OF COMPANY SUPPORT AGREEMENT

This Company Support Agreement (this “Agreement”) is made as of September 9, 2025 by and among (i) dMY Squared Technology Group, Inc., a Massachusetts corporation (together with its successors, the “SPAC”), (ii) Rose Holdco Pte. Ltd. (Company Registration No.: 202537774K), a Singapore private company limited by shares (“Holdco”), (iii) Horizon Quantum Computing Pte. Ltd. (Company Registration Number 201802755E), a Singapore private company limited by shares (the “Company”), and (iv) the undersigned shareholders of the Company (collectively, the “Holders” and each, a “Holder”). Capitalized terms used but not defined in this Agreement shall have the meaning ascribed to such terms in the Business Combination Agreement (as defined below).

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, Holdco, Rose Acquisition Pte. Ltd., a Singapore private company limited by shares and wholly-owned subsidiary of Holdco (“Merger Sub 1”), Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”), and SPAC, have entered into a Business Combination Agreement (as may be amended, supplemented, restated or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which, among other things, (i) at the Amalgamation Effective Time, Merger Sub 1 and the Company will amalgamate in accordance with Section 215A of the Singapore Companies Act and continue as one company (the “Amalgamation”), with the Company surviving the Amalgamation as the amalgamated company and as a wholly-owned Subsidiary of Holdco, and each issued and outstanding Company Share will be automatically cancelled and converted into, and shall, as of the Amalgamation Effective Time, represent the right to receive their respective proportion of the Aggregate Amalgamation Consideration, and (ii) following the Amalgamation, at the SPAC Merger Effective Time, Merger Sub 2 will merge with and into the SPAC, with the SPAC surviving as a wholly-owned Subsidiary of Holdco, and each issued and outstanding share of SPAC Class A Common Stock (including, for the avoidance of doubt, the shares of SPAC Class A Common Stock issued in connection with the SPAC Class B Conversion and issued upon the SPAC Unit Separation) will be automatically converted, as of the SPAC Merger Effective Time, into one Holdco Class A Ordinary Share, and the SPAC Warrants will become the Holdco Warrants (the “SPAC Merger,” and, with the Amalgamation and the other transactions contemplated by the Business Combination Agreement, the “Transactions”), in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement;

WHEREAS, as of the date hereof, each Holder is the sole record owner and sole beneficial (as such term is defined in Rule 13d-3 under the Exchange Act, which meaning shall apply for all purposes of this Agreement whenever the term “beneficial” or “beneficially” is used) owner, and has full voting power over (a) the number of Company Ordinary Shares (“Company Ordinary Shares”), set forth opposite such Holder’s name on Schedule A next to the heading “Company Ordinary Shares,” (b) the number of preference shares of the Company (“Company Preference Shares”, and together with the Company Ordinary Shares, the “Company Shares”), set forth opposite such Holder’s name on Schedule A next to the applicable class heading (all such shares of Company Ordinary Shares specified on Schedule A shall be referred to herein as the Holder’s “Subject Ordinary Shares”, all such shares of Company Preference Shares specified on Schedule A shall be referred to herein as the Holder’s “Subject Preference Shares,” and the Holder’s Subject Ordinary Shares and Subject Preference Shares shall be referred to herein collectively as the Holder’s “Subject Shares”); and

WHEREAS, as a condition to the willingness of the SPAC to enter into the Business Combination Agreement, and as an inducement and in consideration therefor, and in view of the valuable consideration to be received by each Holder thereunder, and the expenses and efforts to be undertaken by the SPAC and the Company to consummate the Transactions, the SPAC, the Company and such Holder desire to enter into this Agreement in order to agree to certain matters as set forth herein, including for such Holder to provide certain assurances to the SPAC regarding the manner in which such Holder is bound hereunder to vote its Subject Shares during the period from and including the date hereof through and including the Expiration Time (as defined below) (the “Voting Period”) with respect to the Business Combination Agreement, the Amalgamation, the Ancillary Agreements and the Transactions.

Annex D-1

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Covenant to Vote in Favor of Transactions and Other Actions in Connection with the Transactions. Each Holder, in its capacity as a Company Shareholder, and solely with respect to such Holder and not with respect to any other Holder, agrees, with respect to all of such Holder’s Subject Shares:

(a) during the Voting Period, at each meeting of the shareholders of the Company (the “Company Shareholders”) or any class or series thereof, and in each written consent or resolution of any of the Company Shareholders in which such Holder is entitled to vote or consent as a shareholder of the Company, such Holder hereby unconditionally and irrevocably agrees to be present for such meeting or otherwise be counted as present thereat for the purpose of establishing a quorum and vote (in person or by proxy), or consent to any action by written consent or resolution, in accordance with the applicable provisions of the Company Constitution, and with respect to, as applicable, the Subject Shares (i) in favor of, and adopt, the Amalgamation Proposal, the Business Combination Agreement, the Ancillary Agreements, and all of the other Transactions (and any actions required in furtherance thereof), (ii) in favor of the other matters set forth in the Business Combination Agreement, (iii) in favor of the Company Preference Share Conversion (as defined below), (iv) in opposition to: (A) any Alternative Transaction and any and all other proposals, actions, or agreements (v) for the acquisition of the Company, (x) that would materially impede, frustrate, prevent or nullify any provision of this Agreement, the Business Combination Agreement, or the Transactions, or (y) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Company under the Business Combination Agreement; (B) other than as expressly contemplated by the Business Combination Agreement or the Ancillary Agreements, any material change in (x) the present capitalization of the Company or any amendment of the Company Constitution or (y) the Company’s corporate structure or business; or (C) any other action, agreement, or proposal involving the Company or its subsidiaries that is intended, or would reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect in any material respect the Transactions or would reasonably be expected to result in any of the conditions to the Closing under the Business Combination Agreement not being fulfilled;

(b) that, notwithstanding anything to the contrary contained in that shareholders’ agreement, dated as of March 29, 2022, by and among the Company, Joseph Francis Fitzsimons and the investors party thereto (the “Shareholders’ Agreement”), (i) the Shareholders’ Agreement shall be automatically terminated and of no further force and effect (including any provision of the Shareholders’ Agreement that, by its terms, survives such termination) effective as of, and subject to and conditioned upon the occurrence of, the Closing, and (ii) upon such termination, none of the Company, such Holder, or any of their respective Affiliates shall have any further obligations or liabilities under such Shareholders’ Agreement;

(c) to promptly execute and deliver all related documentation and take such other customary action in support of the Amalgamation, the Company Preference Share Conversion, the Business Combination Agreement, any Ancillary Agreements and any of the Transactions as shall reasonably be requested by Holdco, the Company or the SPAC in order to carry out the terms and provision of this Section 1, including, without limitation, (i) any actions by written consent of the Company Shareholders (including those of holders of the Company Preference Shares) presented to such Holder, and (ii) any applicable Ancillary Agreements (including, without limitation, a Lock-Up Agreement), customary instruments of conveyance and transfer, and any consent, waiver, governmental filing, and any similar or related documents;

(d) that the Amalgamation, the Transactions and the entry into of the Business Combination Agreement and Ancillary Agreements may constitute Affirmative Vote Items (as defined in the Company Constitution and Shareholders’ Agreement) and each Holder hereby agrees to consent and approve the Amalgamation, the Transactions and the entry into of the Business Combination Agreement and Ancillary Agreements for all purposes under the Company Constitution, the Shareholders’ Agreement, any other agreement, contract and/or arrangement (whether written or unwritten), at law or otherwise;

(e) not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Subject Shares owned by such Holder or such Holder’s Affiliates in a voting trust or subject any Subject Shares to any arrangement or agreement with respect to the voting of such Subject Shares, unless specifically requested to do so jointly by the Company and the SPAC in connection with the Business Combination Agreement, the Ancillary Agreements or the Transactions;

Annex D-2

(f) except as expressly contemplated by the Business Combination Agreement or the Ancillary Agreements, not make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any Subject Shares in connection with any vote or other action with respect to the Transactions, other than to recommend that the shareholders of the Company vote in favor of adoption of the Business Combination Agreement and the Transactions and any other proposal, the approval of which is a condition to the obligations of the parties under the Business Combination Agreement (and any actions required in furtherance thereof and otherwise as expressly provided by Section 1 of this Agreement);

(g) to refrain from (i) exercising, and such Holder hereby unconditionally and irrevocably waives, and agrees not to exercise or attempt to exercise, any right to dissent, right to demand payment or right of appraisal or any similar provision under applicable Law; or (ii) making any application to object to any competent court or any other similar proceedings, in each case, at any time with respect to the Amalgamation, the Business Combination Agreement, the Ancillary Agreements and any of the Transactions, including pursuant to the Singapore Companies Act;

(h) that, in connection with the Amalgamation, each Holder (i) hereby notifies the Company of such Holder’s election to convert all of the Subject Preference Shares (as set forth opposite such Holder’s name on Schedule A) into Company Ordinary Shares in accordance with the terms and conditions of the Company Constitution and the Shareholders’ Agreement on the date falling one (1) Business Day prior to the Amalgamation Effective Time (the “Company Preference Share Conversion”), such Company Preference Share Conversion being conditional upon the due and valid approval of the Amalgamation Proposal (“Shareholders’ Approval”); (ii) undertakes to surrender the relevant share certificate(s) representing all of the Subject Preference Shares (or deliver an express indemnity and undertaking in a form acceptable to the Company and the SPAC in the case of any certificate found to be missing) at the registered office of the Company no later than one (1) Business Day prior to the Amalgamation Effective Time; and (iii) acknowledges and agrees that all Company Ordinary Shares issued to such Holder pursuant to the Company Preference Share Conversion shall constitute Subject Ordinary Shares and Subject Shares under this Agreement. Subject to Shareholders’ Approval having been obtained, (i) for purposes of the Company Constitution and the Shareholders’ Agreement, notice of the Company Preference Share Conversion shall be deemed to be given or made by each Holder on the date falling one (1) Business Day prior to the Amalgamation Effective Time and the Company Preference Share Conversion shall take place on the same date; and (ii) each Holder hereby appoints any director or the company secretary of the Company (or such person(s) as may be authorized by the directors of the Company) to execute and file all documentation in connection with the Company Preference Share Conversion with any applicable Governmental Entity; and

(i) that each Holder hereby unconditionally and irrevocably waives any and all pre-emption rights, rights of first offer, rights of first refusal, rights of participation, tag-along rights and all other similar rights that each Holder may have in respect of the Amalgamation, the Business Combination and/or the transactions contemplated under the Business Combination Agreement, whether such rights arise from the Company Constitution, the Shareholders’ Agreement, any other agreement, contract and/or arrangement (whether written or unwritten), at law or otherwise.

For the avoidance of doubt, during the Voting Period, no Holder shall commit or agree to take any action inconsistent with the foregoing.

2. Grant of Power of Attorney. Each Holder, with respect to all of such Holder’s Subject Shares, hereby irrevocably grants to, and appoints, the SPAC and any designee of the SPAC (determined in the SPAC’s sole discretion) as such Holder’s attorney-in-fact and proxy, with full power of substitution and resubstitution, for and in such Holder’s name, to vote, or cause to be voted (including by proxy or written consent, if applicable) any Subject Shares owned (whether beneficially or of record) by such Holder as of the date hereof and as of immediately prior to the Amalgamation Effective Time or grant a written consent or approval or approve a written resolution in respect of the Subject Shares, with respect to any matter related to the Amalgamation, Company Preference Share Conversion, Business Combination Agreement and the Transactions. The irrevocable power of attorney granted by such Holder pursuant to this Section 2 is irrevocable and is granted in consideration of the SPAC entering into this Agreement and the Business Combination Agreement. Each Holder hereby affirms that such irrevocable power of attorney is coupled with an interest by reason of the Business Combination Agreement and, except upon the termination of this Agreement

Annex D-3

in accordance with Section 5(a), is intended to be irrevocable to the extent permitted under Applicable Law. Each Holder hereby agrees, until this Agreement is terminated in accordance with Section 5(a), to vote its Subject Shares in accordance with Section 1 above.

3. Other Covenants.

(a) No Transfers. Each Holder agrees that during the Voting Period it shall not, and shall cause its Affiliates not to, without the SPAC’s prior written consent, (A) offer for sale, sell (including short sales), transfer, tender, hypothecate, pledge, encumber, assign, distribute, grant any option to purchase or otherwise dispose of (including by gift) or agree to dispose of, directly or indirectly, any or all of the Subject Shares, (B) enter into any contract, option, derivative, hedging, right or warrant to purchase or other agreement or arrangement or understanding (including any profit-sharing arrangement) with respect to, or consent to, a Transfer of, any or all of the Subject Shares; (C) grant any proxies or powers of attorney with respect to any or all of the Subject Shares; (D) permit to exist any lien of any nature whatsoever (other than those imposed by this Agreement, applicable securities Laws or the Company Constitution, as in effect on the date hereof) with respect to any or all of the Subject Shares; or (E) take any action that would have the effect of preventing, impeding, interfering with or adversely affecting such Holder’s ability to perform its obligations under this Agreement (collectively, a “Transfer”). The Company hereby agrees that it shall not permit any Transfer of the Subject Shares made in violation of this Agreement. Each Holder agrees with, and covenants to, the SPAC and the Company (or any of its directors, secretaries or authorized representatives) that such Holder shall not request that the Company register the Transfer (book-entry, by lodging a notice of transfer with the Accounting and Corporate Regulatory Authority of Singapore (“ACRA”); or otherwise) of any certificate or uncertificated interest representing any Subject Shares during the term of this Agreement without the prior written consent of the SPAC, and the Company hereby agrees that it shall not effect any such Transfer. Notwithstanding the foregoing, for purposes of Subsections (A) or (B), the following Transfers shall not be prohibited: (i) in case of a Holder, to such Holder’s officers or directors, any affiliate or family member of any of such Holder’s officers or directors; (ii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an affiliate of such individual or to a charitable organization; (iii) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (iv) in the case of an individual, pursuant to a qualified domestic relations order; (v) in case of an entity, to any Affiliate of such entity, any shareholder, partner or member of such entity or their Affiliates, any investment fund or other entity managing or managed by such entity or any Affiliate of such entity, or who shares a common investment advisor of such entity; (vi) in the event of the Company’s liquidation prior to the completion of an initial business combination; or (vii) by virtue of the laws of the Holder’s Organizational Documents upon dissolution of the Holder (each of the foregoing clauses (i) through (vii), a “Permitted Transfer”); provided, however, that in the case of clauses (i) through (v) or (vii), any Permitted Transfer shall be permitted only if, as a precondition to such Permitted Transfer, the transferee also agrees in a writing, reasonably satisfactory in form and substance to the SPAC and the Company, to assume all of the obligations of the transferring Insider under, and be bound by all of the terms of, this Agreement; provided, further, that any Transfer permitted under this Section 3(a) shall not relieve such Holder of its obligations under this Agreement. Any Transfer in violation of this Section 3(a) with respect to the Subject Shares of a Holder shall be void ab initio and of no force or effect.

(b) Changes to Company Shares. In the event that, during the Voting Period, (i) any Company Shares are issued to a Holder after the date of this Agreement pursuant to any equity distribution, or any change in the equity interests of the Company by reason of any equity distribution, equity split, recapitalization, consolidation, conversion, exchange of equity interests or the like, (ii) such Holder purchases or otherwise acquires beneficial ownership of any Company Shares or (iii) such Holder acquires the right to vote or share in the voting of any Company Shares (collectively the “New Shares”), then such New Shares acquired or purchased by such Holder shall be subject to the terms of this Agreement to the same extent as if they constituted the Company Shares and Subject Shares owned by the Holder as of the date hereof. Each Holder agrees during the Voting Period to notify the SPAC and the Company promptly in writing of the number and type of any changes to Holder’s ownership of or voting rights with respect to the Subject Shares, upon Holder’s acquisition or commitment to acquire any additional Company Shares or upon any other changes involving Holder relating to the equity interests or securities convertible or exercisable for equity interests of the Company, in each case, except for in respect of any transaction that is expressly contemplated under the Business Combination Agreement or any Ancillary Agreement.

Annex D-4

(c) Compliance with Business Combination Agreement. Each Holder hereby acknowledges that it has read the Business Combination Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors to understand their tax and legal implications. During the Voting Period, each Holder agrees not to take or agree or commit to take any action that would make any representation and warranty of such Holder contained in this Agreement inaccurate in any material respect. Each Holder further agrees that it shall use its commercially reasonable efforts to cooperate with the SPAC to effect the Amalgamation, all other Transactions, the Business Combination Agreement, the Ancillary Agreements and the provisions of this Agreement. During the Voting Period, each Holder shall not and shall not authorize or permit any of its Representatives to, directly or indirectly, take any action that the Company is prohibited from taking pursuant to Section 6.4 (Confidentiality), Section 6.6 (Trust Account), and Section 6.7 (Exclusivity) of the Business Combination Agreement (unless the SPAC shall have consented thereto in advance in writing). [Notwithstanding anything to the contrary in this Agreement, for purposes of this Agreement, with respect to a Holder, all references to the Business Combination Agreement and any Ancillary Agreement shall be in such form as provided to such Holder on or prior to the date hereof, and shall not be read to incorporate any subsequent amendment thereof to the extent (i) such amendment has a material adverse economic impact on such Holder or (ii) such amendment has any impact on such Holder that is disproportionate to the impact on any other Holder in a manner that is materially adverse to such Holder without such Holder’s written consent.]1

(d) Registration Statement. During the Voting Period, each Holder agrees to provide to Holdco, the SPAC, the Company and their respective Representatives any information regarding such Holder or the Subject Shares that is reasonably requested by Holdco, the SPAC, Company or their respective Representatives for inclusion in the Registration Statement.

(e) Publicity. No Holder shall issue any press release or otherwise make any public statements with respect to the Transactions or the transactions contemplated herein without the prior written approval of the Company and the SPAC.

(f) No Other Company Support Agreement. Each of the SPAC, Holdco, and the Company has caused and will cause all Company Shareholders, including any person who becomes a Company Shareholder during the Voting Period, to be bound as a Holder under this Agreement. None of the SPAC, Holdco, the Company or their respective Affiliates has entered into, or shall enter into, any other agreement, arrangement, or understanding (including any side letters) with any Holder that is inconsistent with, or that provides for terms or provisions more favorable than, those set forth in this Agreement, without the prior written consent of each Holder.

4. Representations and Warranties of Holders. Each Holder hereby represents and warrants to the SPAC and the Company as follows:

(a) Binding Agreement. Such Holder (i) if a natural person, is of legal age to execute this Agreement and is legally competent to do so and (ii) if not a natural person, is (A) a corporation, limited liability company, company or partnership duly organized or incorporated and validly existing under the laws of the jurisdiction of its organization or incorporation and (B) has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. If such Holder is not a natural person, the execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby by such Holder has been duly authorized by all necessary corporate, limited liability partnership or other action on the part of such Holder, as applicable. This Agreement, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of such Holder, enforceable against such Holder in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles). Such Holder understands and acknowledges that the SPAC is entering into the Business Combination Agreement in reliance upon the execution and delivery of this Agreement by such Holder.

(b) Ownership of Company Shares. As of the date hereof, such Holder has legal and beneficial ownership over the Company Shares as set forth on Schedule A, has the sole power to vote or cause to be voted such Company Shares (to the extent the Company Shares have associated voting rights), and, except for Permitted Liens, has good and valid title to such Company Shares, free and clear of any and all pledges, mortgages, encumbrances,

____________

1        Note to Draft: Not included within version executed by Horizon Quantum Computing Pte. Ltd.’s Chief Executive Officer.

Annex D-5

charges, proxies, voting agreements, liens, adverse claims, options, security interests and demands of any nature or kind whatsoever, other than those imposed by this Agreement, applicable securities Laws, the Shareholders’ Agreement, or the Company Constitution, as in effect on the date hereof. There are no claims for finder’s fees or brokerage commission or other like payments in connection with this Agreement or the transactions contemplated hereby payable by such Holder pursuant to arrangements made by such Holder. Except for the Company Shares of the Company set forth on Schedule A, as of the date of this Agreement, such Holder is not a legal or beneficial owner or record holder of any: (i) equity securities of the Company, (ii) securities of the Company having the right to vote on any matters on which the holders of equity securities of the Company may vote or which are convertible into or exchangeable for, at any time, equity securities of the Company or (iii) options, warrants or other rights to acquire from the Company any equity securities or securities convertible into or exchangeable for equity securities of the Company.

(c) No Conflicts. Other than as set forth in the Business Combination Agreement and the filings of the relevant documentation with ACRA in respect of the conversion of the Subject Preference Shares, no filing with, or notification to, any Governmental Entity, and no consent, approval, authorization or permit of any other person is necessary for the execution of this Agreement by such Holder, the performance of its obligations hereunder or the consummation by it of the transactions contemplated hereby. None of the execution and delivery of this Agreement by such Holder, the performance of its obligations hereunder or the consummation by it of the transactions contemplated hereby shall (i) conflict with or result in a violation of, if such Holder is a legal entity, its Organizational Documents, (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any contract binding upon such Holder or Holder’s Subject Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Holder of its obligations under this Agreement or (iii) conflict with or violate any applicable Law.

(d) No Inconsistent Agreements. Holder hereby covenants and agrees that, except for this Agreement and the Shareholders’ Agreement, Holder (i) has not entered into, nor will enter into at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Subject Shares, (ii) has not granted, nor will grant at any time while this Agreement remains in effect, a proxy, a consent or power of attorney with respect to the Subject Shares and (iii) has not entered into any agreement or knowingly taken any action (nor will enter into any agreement or knowingly take any action) that would make any representation or warranty of Holder contained herein untrue or incorrect in any material respect or have the effect of preventing Holder from performing any of its material obligations under this Agreement.

(e) Litigation. There are no (i) no Actions pending against such Holder, or to the knowledge of such Holder threatened against such Holder, seeking to prevent the Transactions; or (ii) Orders pending against such Holder, or to the knowledge of such Holder threatened against such Holder or to which such Holder is otherwise a party, in each case relating to this Agreement, the Business Combination Agreement or the Business Combination.

(f) Holder Acknowledgements. Such Holder acknowledges that the SPAC, Holdco, or the Company has not made and does not make any representation or warranty to such Holder, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Holder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Holder are irrevocable. The representations and warranties made by each of the SPAC, Holdco, and the Company, as applicable, in the following sections of the Business Combination Agreement are expressly incorporated herein by reference mutatis mutandis, and made as of the date hereof: Section 3.1 (Organization; Standing and Power); Section 3.4 (Authority; No Violation); Section 3.5 (Consents and Approvals); Section 3.6 (Litigation); Section 4.1 (Organization; Standing and Power); Section 4.4 (Authority; No Violation); Section 4.5 (Consents and Approvals); Section 4.6 (Litigation); Section 5.1 (Organization; Standing and Power); Section 5.11 (Authority; No Violation); Section 5.12 (Consents and Approvals) and Section 5.13 (Litigation).

5. Miscellaneous.

(a) Termination. Notwithstanding anything to the contrary contained herein, this Agreement shall automatically terminate, and none of the SPAC, the Company or any Holder shall have any rights or obligations hereunder, upon the earliest to occur of (i) the Closing Date (following the performance of the obligations of the parties hereunder required to be performed at or prior to the Closing), (ii) such date and time of termination of the Business Combination Agreement in accordance with Section 8.1 (Termination) thereof, and (iii) the mutual written consent of all Holders, SPAC, Holdco, and the Company to terminate this Agreement in its entirety (such earlier date, the “Expiration Time”). The termination of this Agreement shall not prevent any party hereunder from seeking any

Annex D-6

remedies (at law or in equity) against another party hereto or relieve such party from liability for such party’s breach of any terms of this Agreement. Notwithstanding anything to the contrary herein, the provisions of this Section 5 shall survive the termination of this Agreement.

(b) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Except in connection with a Permitted Transfer, this Agreement and all obligations of Holder are personal to Holder and may not be assigned, transferred or delegated by operation of Law or otherwise without the prior written consent of the SPAC and the Company (and, after the Closing, Holdco), and any purported assignment, transfer or delegation without such consent shall be null and void; provided that no such assignment shall relieve the assigning party of its obligations hereunder. The SPAC may freely assign any or all of its rights under this Agreement, in whole but not in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder.

(c) Consent to Disclosure. Each Holder hereby consents to the publication and disclosure in the Registration Statement and the Proxy Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by the Company or SPAC to any Governmental Entity or to securityholders of SPAC) of the identity of such Holder and beneficial ownership of Subject Shares and the nature of such Holder’s commitments, arrangements and understandings under and relating to this Agreement (the “Holder Information”) and, if deemed appropriate by the Company or SPAC, a copy of this Agreement, in accordance with the requirements of the relevant Laws and regulations. Each Holder will promptly provide any information reasonably requested by the SPAC, Holdco or the Company for any applicable regulatory application or filing made or approval sought in connection with the transactions contemplated by the Business Combination Agreement (including filings with the SEC). Notwithstanding anything to the contrary herein, prior to disclosure of Holder Information with respect to a Holder, the SPAC, Holdco or the Company, as applicable, shall provide such Holder with a reasonable opportunity to review and comment upon the first instance of disclosure of Holder Information (such “reasonable opportunity” not to exceed five (5) Business Days).

(d) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person that is not a party hereto or thereto or a successor or permitted assign of such a party.

(e) Governing Law; Jurisdiction. This Agreement and any dispute or controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York (or in any appellate court thereof) (the “Specified Courts”). Each party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Courts for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Courts. Each party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth in Section 5(h) (and in the case of Holder, the address set forth on Schedule A). Nothing in this Section 5(e) shall affect the right of any party to serve legal process in any other manner permitted by applicable law.

(f) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION,

Annex D-7

SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5(f).

(g) Interpretation. The titles and subtitles contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs, including any defined terms, include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; (iv) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; and (v) the term “or” means “and/or”. The parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(h) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by electronic means (including email), with affirmative confirmation of receipt, (iii) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the SPAC, to: dMY Squared Technology Group, Inc. 1180 North Town Center Drive, Suite 100 Las Vegas, Nevada 89144 Attention: Harry You Email:

with a copy (which will not constitute notice) to:

White & Case LLP
1221 Avenue of the Americas
New York, NY 10020
Attention: Joel Rubinstein, Jonathan Rochwarger,
Neeta Sahadev and Daniel Nussen
Email: joel.rubinstein@whitecase.com;
jonathan.rochwarger@whitecase.com;
neeta.sahadev@whitecase.com; and
daniel.nussen@whitecase.com

If to the Company or Holdco, to: Horizon Quantum Computing Pte. Ltd. 29 Media Cir., #05-22 Singapore, 138565 Attn: Joseph Fitzsimons E-mail:

with a copy (which will not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn: Adam Berkaw, Esq., David Landau, Esq.;
Telephone No.: (212) 370-1300
Email: aberkaw@egsllp.com;
dlandau@egsllp.com

If to a Holder, to: the address set forth opposite such Holder’s name on Schedule A, with a copy (which will not constitute notice) to, if not the party sending the notice, each of the Company and the SPAC (and each of their copies for notices hereunder).

(i) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of each of the parties hereto. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

Annex D-8

(j) Severability. If any term, provision, covenant, or restriction of this Agreement shall be held invalid, void or unenforceable in a jurisdiction by a court of competent jurisdiction or other authority, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(k) Specific Performance. The parties hereto hereby acknowledge and agree that irreparable injury for which monetary damages (even if available) would not be an adequate remedy would occur if any parties hereto does not perform any provision of this Agreement in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the parties hereto acknowledge and agree that, prior to a valid termination, to prevent breaches or threatened breaches by the parties hereto of any of their respective covenants or obligations set forth in this Agreement, including its failure to take all actions required under the express terms of this Agreement to consummate the transactions contemplated hereby, and that prior to a valid termination of this Agreement, the parties hereto shall be entitled to specific performance of such agreements and covenants in such event and other equitable relief to prevent breaches or threatened breaches of this Agreement, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of any such injunction, specific performance and other equitable relief on the basis that any other party hereto has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Each party hereto hereby waives any requirement to provide any bond or other security in connection with such order or injunction.

(l) Expenses. Each party shall be responsible for its own fees and expenses (including the fees and expenses of investment bankers, accountants and counsel) in connection with the entering into of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby.

(m) No Partnership, Agency or Joint Venture. This Agreement is intended to create a contractual relationship among the Holders, Company, SPAC, and Holdco, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among the parties hereto or among any other holders of Company Shares entering into voting agreements with the Company or the SPAC. No Holder is affiliated with any other holder of Company Shares entering into a voting or support agreement with the Company or the SPAC in connection with the Business Combination Agreement and Holder has acted independently regarding its decision to enter into this Agreement. Nothing contained in this Agreement shall be deemed to vest in the Company or the SPAC any direct or indirect ownership or incidence of ownership of or with respect to any Company Shares.

(n) Further Assurances. From time to time, at another party’s request and without further consideration, each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

(o) Entire Agreement. This Agreement (together with the agreements referenced herein) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Business Combination Agreement or any Ancillary Agreement. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of the SPAC or any of the obligations of any Holder under any other agreement between such Holder and the SPAC or any certificate or instrument executed by such Holder in favor of the SPAC, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of the SPAC or any of the obligations of such Holder under this Agreement.

(p) Counterparts. This Agreement may be executed and delivered (including by electronic signature or by email in portable document format) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Annex D-9

IN WITNESS WHEREOF, the parties have executed this Company Support Agreement as of the date first written above.

The SPAC:
DMY SQUARED TECHNOLOGY GROUP, INC.
By:	/s/ Harry You
Name:	Harry You
Title:	Chief Executive Officer, Chief Financial Officer
The Holdco:
ROSE HOLDCO PTE. LTD.
By:	/s/ Joseph Francis Fitzsimons
Name:	Joseph Francis Fitzsimons
Title:	Authorized Signatory
The Company:
HORIZON QUANTUM COMPUTING PTE. LTD.
By:	/s/ Joseph Francis Fitzsimons
Name:	Joseph Francis Fitzsimons
Title:	Chief Executive Officer
Holder:
by	[Name of Each Holder]
Name:	[Name of Each Holder]

[Signature Page to the Company Support Agreement]

Annex D-10

Annex E

FORM OF LOCK-UP AGREEMENT

This Lock-Up Agreement (this “Agreement”) is dated as of [•], 2025, by and among Horizon Quantum Holdings Ltd., a Singapore public company limited by shares (“Holdco”), the shareholders of Holdco listed on the signature pages hereto under the heading “Lock-up Securityholders”, each officer and director of Holdco, the Company (as defined below) and SPAC (as defined below) who hold Holdco Ordinary Shares and/or Holdco Warrants as of the Closing Date, and the other persons who enter into a joinder to this Agreement substantially in the form of Exhibit A hereto in order to become a “Lock-up Securityholder” for purposes of this Agreement (collectively, the “Lock-up Securityholders”, and each individually, a “Lock-up Securityholder”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, the Lock-up Securityholders own equity interests in Holdco pursuant to the terms of the Business Combination Agreement (as defined below);

WHEREAS, on the date hereof, Holdco consummated the transactions contemplated by that certain Business Combination Agreement (the “Business Combination Agreement”) dated as of September 9, 2025, entered into by and among Holdco, Horizon Quantum Computing Pte. Ltd., a Singapore private company limited by shares (the “Company”), dMY Squared Technology Group, Inc., a Massachusetts corporation (the “SPAC”), Rose Acquisition Pte. Ltd., a Singapore private company limited by shares and wholly-owned subsidiary of Holdco (“Merger Sub 1”), and Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Merger Sub 2”), pursuant to which, among other things, on the Closing Date, the Amalgamation, the Class B Conversion and SPAC Merger have occurred; and

WHEREAS, in connection with the Business Combination, the parties hereto wish to set forth herein certain understandings between such parties with respect to restrictions on the transfer of certain equity interests in Holdco acquired pursuant to the terms of the Business Combination Agreement.

NOW, THEREFORE, the parties agree as follows:

1.    Subject to the exceptions set forth in Section 3, and if applicable, any amendment, modification or waiver set forth in Section 6, each Lock-up Securityholder shall not, without the prior written consent of the board of directors of Holdco, (a) Transfer any Lock-Up Shares until the end of the Shares Lock-up Period (as defined below) and (b) Transfer any Lock-Up Warrants until the end of the Warrants Lock-up Period (as defined below).

2.    As used herein:

a.    the term “Transfer” means (i) sell, offer to sell, contract or agree to sell, assign, transfer (including by operation of law), hypothecate, pledge, distribute, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to any Lock-up Securities (as defined below), (ii) deposit any Lock-up Securities into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-up Securities, or (iv) publicly announce any intention to effect any transaction specified in clauses (i) through (iii);

b.    the term “Lock-up Securities” means the Lock-Up Shares and Lock-Up Warrants;

c.    the term “Lock-Up Shares” means the Class A ordinary shares in the capital of Holdco and Class B ordinary shares in the capital of Holdco (collectively, the “Holdco Ordinary Shares”) held by a Lock-up Securityholder set forth on Schedule I hereto; provided, that “Lock-Up Shares” does not include any Holdco Ordinary Shares issuable upon the exercise of Holdco Warrants.

Annex E-1

d.    the term “Lock-Up Warrants” means the Holdco Warrants held by a Lock-up Securityholder set forth on Schedule I hereto, and any Holdco Ordinary Shares received upon the exercise of such Holdco Warrants.

e.    the term “Shares Lock-up Period” means the period beginning on the Closing Date and ending on the earlier of (x) twenty-four (24) months after the Closing Date and (y) the date on which Holdco completes a liquidation, merger, capital share exchange, reorganization or other similar transaction that results in all of Holdco’s shareholders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property; and

f.    the term “Warrants Lock-up Period” means the period beginning on the Closing Date and ending on the earlier of (x) thirty (30) days after the Closing Date and (y) the date on which Holdco completes a liquidation, merger, capital share exchange, reorganization or other similar transaction that results in all of Holdco’s shareholders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property.

3.    The restrictions set forth in Section 1 shall not apply to:

a.    a Transfer to Holdco’s directors or officers, any affiliates or family members of Holdco’s directors or officers, a Lock-up Securityholder, any officers, directors, managers, members, partners, trustees, or subscribers of a Lock-up Securityholder or any affiliate of a Lock-up Securityholder;

b.    in the case of an individual, a Transfer by gift to a member of the individual’s immediate family (as defined below), or to a trust, the beneficiary of which is the individual or a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization;

c.    in the case of an individual, Transfers by virtue of laws of descent and distribution upon death of the individual;

d.    in the case of an individual, Transfers by operation of law or pursuant to a court order, such as a qualified domestic relations order, divorce decree or separation agreement;

e.    in the case of an individual, Transfers to a partnership, limited liability company or other entity of which the undersigned and/or the immediate family (as defined below) of the undersigned are the legal and beneficial owner of all of the outstanding equity securities or similar interests;

f.    in the case of an entity, Transfers to (i) any Affiliate of such entity, (ii) any shareholder, partner or member of such entity or their Affiliates, (iii) any investment fund or other entity managing or managed by such entity or Affiliates of such entity, or who shares a common investment advisor with such entity;

g.    in the case of an entity that is a trust, Transfers to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust;

h.    in the case of an entity, Transfers by virtue of the laws of the state of the entity’s organization and the entity’s organizational documents upon dissolution of the entity;

i.     the exercise of share options or warrants to purchase Holdco Ordinary Shares or the vesting of share awards of Holdco Ordinary Shares and any related transfer of Holdco Ordinary Shares to Holdco in connection therewith (x) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (y) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or share awards, or as a result of the vesting of such Holdco Ordinary Shares, it being understood that all Holdco Ordinary Shares received upon such exercise, vesting or transfer will remain subject to the restrictions of this Agreement during the Shares Lock-Up Period;

j.     Transfers to Holdco pursuant to any contractual arrangement in effect at the Closing that provides for the repurchase by Holdco or forfeiture of Holdco Ordinary Shares or other securities convertible into or exercisable or exchangeable for Holdco Ordinary Shares in connection with the termination of the Lock-up Securityholder’s service to Holdco;

Annex E-2

k.      the entry, by any Lock-up Securityholder, at any time after the Closing, of any trading plan providing for the sale of Holdco Ordinary Shares by the Lock-up Securityholder, which trading plan meets the requirements of Rule 10b5-l(c) under the Exchange Act, provided, however, that such plan does not provide for, or permit, the sale of any Holdco Ordinary Shares during the Shares Lock-Up Period and no public announcement or filing is voluntarily made or required regarding such plan during the Shares Lock-Up Period; and

l.       Transfers in the event of completion of a liquidation, merger, share exchange or other similar transaction which results in all of the Holdco Shareholders having the right to exchange their Holdco Ordinary Shares for cash, securities or other property.

provided, however, that (A) in the case of clauses (a) through (h), these permitted transferees must enter into a written agreement, in substantially the form of this Agreement (it being understood that any references to “immediate family” in the agreement executed by such transferee shall expressly refer only to the immediate family of the Lock-up Securityholder and not to the immediate family of the transferee), agreeing to be bound by these Transfer restrictions. For purposes of this Section 3, “immediate family” shall mean a spouse, domestic partner, child (including by adoption), father, mother, brother or sister of the undersigned, and lineal descendant (including by adoption) of the undersigned or of any of the foregoing persons; and “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act of 1933, as amended.

4.    For the avoidance of doubt, each Lock-up Securityholder shall retain all of its rights as a shareholder of Holdco with respect to the Lock-up Securities during the Shares Lock-Up Period, including the right to vote any Lock-up Securities that are entitled to vote.

5.    In furtherance of the foregoing, Holdco, and any duly appointed transfer agent for the registration or transfer of the securities described therein, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Agreement, and such purported Transfer shall be null and void ab initio. In addition, during the Shares Lock-Up Period and Warrants Lock-up Period, each certificate or book-entry position evidencing the Lock-Up Securities shall be marked with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED HEREBY ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT BY AND AMONG THE ISSUER AND THE REGISTERED HOLDER OF THE SECURITIES (OR THE PREDECESSOR IN INTEREST TO THE SECURITIES). A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

6.    Holdco represents that (i) each of the Company Shareholders, holders of SAFEs, the Sponsor, the directors and officers of the SPAC and the Sponsor, and any transferees of any shares of SPAC Common Stock and/or SPAC Private Placement Warrants held by the Sponsor, who receive Holdco Ordinary Shares and/or Holdco Warrants at the Closing (collectively, “Relevant Lock-up Securityholders”), has entered into this Agreement as a Lock-up Securityholder with respect to all Holdco Ordinary Shares and Holdco Warrants beneficially owned by such person immediately after the Closing (except to the extent otherwise agreed to by all the Relevant Lock-up Securityholders), (ii) Holdco has not entered into any side letter or agreement with any Lock-up Securityholder which modified, amended, reduced or eliminated the Shares Lock-up Period with respect to any Lock-Up Shares, and (iii) Holdco will not enter into any such side letter or agreement unless such modification, amendment, reduction or elimination of the Shares Lock-up Period with respect to any Lock-Up Shares is also concurrently offered to the other Lock-up Securityholders. Additionally, Holdco agrees that this Agreement shall not be amended or modified, and no terms or conditions thereof waived, in a manner that modifies, amends, reduces or eliminates the Shares Lock-up Period of any Lock-up Securityholder, unless the terms of such modification, amendment, reduction or elimination are also concurrently offered to the other Lock-up Securityholders. For the avoidance of doubt, if (a) any Relevant Lock-up Securityholder does not enter into this Agreement or is not subject to the terms and conditions of this Agreement with respect to all Holdco Ordinary Shares and Holdco Warrants beneficially owned by such person immediately after the Closing, or (b) Holdco enters into any side letter or agreement with any Lock-up Securityholder which provides any modification, amendment, reduction or elimination of the Shares Lock-up

Annex E-3

Period to such Lock-up Securityholder, then such modification, amendment, reduction or elimination of the Shares Lock-up Period shall automatically apply to each other Lock-up Securityholder with respect to such Lock-Up Shares beneficially owned by such Lock-up Securityholder equally and on a pro-rata basis.

7.    This Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Business Combination Agreement or any documents related thereto or referred to therein. This Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by the undersigned (i) Lock-up Securityholder and (ii) Holdco.

8.    No party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written consent of the other party. Any purported assignment in violation of this Section 8 shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on the Lock-up Securityholder and each of its respective successors, heirs and assigns and permitted transferees.

9.    The Law of the State of New York shall govern (a) all claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of New York.

10.  Each party hereto submits to the exclusive jurisdiction of first, the New York Supreme Court, Commercial Division, located in the Borough of Manhattan in the City of New York, in the State of New York or if such court declines jurisdiction, then to any court of the State of New York or the Federal District Court for the Southern District of New York, in any Proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the Proceeding shall be heard and determined in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other courts. Nothing in this Section 10, however, shall affect the right of any party to serve legal process in any other manner permitted by Law or at equity. Each party hereto agrees that a final judgment in any Proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT. EACH PARTY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

11.  The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. It is accordingly agreed that the parties hereto shall be entitled to seek and obtain an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the New York Supreme Court, Commercial Division, located in the Borough of Manhattan in the City of New York, in the State of New York, this being in addition to any other remedy to which such party is entitled at law or in equity. Each party hereto hereby further agrees that in the

Annex E-4

event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

12.  This Agreement shall terminate on the expiration of the Shares Lock-up Period.

[Remainder of Page Intentionally Left Blank]

Annex E-5

In Witness Whereof, each of the parties has duly executed this Lock-Up Agreement as of the Effective Date.

Holdco:
HORIZON QUANTUM HOLDINGS LTD.
By:
Name:
Title:
Lock-up Securityholders:
[•]
By:
Name:
Title:

[Signature Page to the Lock-Up Agreement]

Annex E-6

Annex F

FORM OF REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this “Agreement”), dated as of [•], 2025, is made and entered into by and among Horizon Quantum Holdings Ltd., a Singapore public company limited by shares (the “Company”), dMY Squared Sponsor, LLC, a Delaware limited liability company (the “SPAC Sponsor”), the executive officers and directors of the SPAC (as defined below) as of immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement (as defined below) (such executive officers and directors, together with the SPAC Sponsor, the “Sponsor Parties”), certain shareholders of the Company set forth on Schedule 1 hereto, and the executive officers and directors of the Company as of immediately following the consummation of the transactions contemplated by the Business Combination Agreement (such Company shareholders and executive officers and directors, collectively, the “Company Holders”) (each such Sponsor Party or Company Holder and any other Person (as defined below) who hereafter becomes a party to this Agreement, each a “Holder”, and, collectively, the “Holders”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, the Company is party to that certain Business Combination Agreement, dated as of September 9, 2025 (the “Business Combination Agreement”), by and among the Company, Horizon Quantum Computing Pte. Ltd., a Singapore private company limited by shares (“Horizon”), Rose Acquisition Pte. Ltd., a Singapore private company limited by shares and wholly-owned subsidiary of the Company, Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of the Company, and dMY Squared Technology Group, Inc., a Massachusetts corporation (the “SPAC”), pursuant to which, among other things, at the Amalgamation Effective Time (as defined in the Business Combination), Horizon and Rose Acquisition Pte. Ltd. amalgamated, with Horizon surviving as a wholly-owned subsidiary of the Company, and at the SPAC Merger Effective Time (as defined in the Business Combination Agreement) Horizon Merger Sub 2, Inc. merged with and into the SPAC, with the SPAC surviving as a wholly-owned subsidiary of the Company;

WHEREAS, as a result of the Business Combination, the Holders were issued securities of the Company, all on the terms and conditions set forth in the Business Combination Agreement;

[WHEREAS, on [•], 2025, the Company, SPAC, and Horizon entered into subscription agreements with certain accredited investors (the “PIPE Investors”), pursuant to which the PIPE Investors agreed, subject to the terms and conditions set forth therein, to subscribe for and purchase Company Ordinary Shares at a purchase price equal to the Closing Share Price (as defined in the Business Combination Agreement), for an aggregate cash amount of $[•]];1

WHEREAS, the Sponsor Parties and the SPAC are parties to that certain Registration Rights Agreement, dated as of October 4, 2022 (the “Prior Agreement”);

WHEREAS, in connection with the transactions contemplated by the Business Combination Agreement, the parties to the Prior Agreement desire to terminate the Prior Agreement and all rights and obligations created pursuant thereto will be terminated;

WHEREAS, in connection with the Business Combination, the Company and the Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

____________

1        Note to Draft: To be included if a Holder participates in the PIPE.

Annex F-1

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1	Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which, in the good faith judgment of the Chief Executive Officer, the President, such other principal executive officer, the Chief Financial Officer, or the principal financial officer of the Company, after consultation with outside counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any Misstatement, (b) would not be required to be made at such time but for the filing, effectiveness or continued use of such Registration Statement or Prospectus, as the case may be, and (c) the Company has (x) a bona fide business purpose for not making such information public or (y) determined the premature disclosure of such information would materially adversely affect the Company.

“Agreement” shall have the meaning given in the Preamble.

“A&R Constitution” means the amended and restated constitution of the Company, as may be amended, restated, or modified from time to time.

“Board” shall mean the board of directors of the Company.

“Block Trade” shall have the meaning given in subsection 2.5.1.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Claims” shall have the meaning given in subsection 4.1.1.

“Closing Date” shall mean the date of this Agreement.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble.

“Company Class A Ordinary Shares” shall mean the Class A ordinary shares in the capital of the Company, entitling the holders thereof to one (1) vote per share on all matters on which the Company Ordinary Shares are entitled to vote, and with the other rights and preferences set forth in the A&R Constitution.

“Company Class B Ordinary Shares” shall mean the Class B ordinary shares in the capital of the Company which have economic rights (including dividend and liquidation rights) identical to those of the Company Class A Ordinary Shares but entitle the holders thereof to three (3) votes per share on all matters on which the Company Ordinary Shares are entitled to vote, and with the other rights and preferences set forth in the A&R Constitution.

“Company Ordinary Shares” shall mean, collectively, the Company Class A Ordinary Shares and the Company Class B Ordinary Shares.

“Demanding Holders” shall mean the applicable Holders having the right to make, and actually making, a written demand for an Underwritten Offering of Registrable Securities pursuant to subsection 2.1.5.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Form F-1 Shelf” shall have the meaning given in subsection 2.1.1.

“Form F-3 Shelf” shall have the meaning given in subsection 2.1.2.

“Holders” shall have the meaning given in the Preamble hereto.

Annex F-2

“Lock-Up Period” shall mean either the Shares Lock-Up Period or Warrants Lock-Up Period as defined in this Section 1.1, as applicable given the relevant context.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.6.

“Minimum Amount” shall have the meaning given in subsection 2.1.5.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading.

“Other Coordinated Offering” shall have the meaning given in subsection 2.5.1.

“Permitted Transferees” shall mean a Person to whom the Holders party to the Lock-Up Agreement, dated as of [•], 2025 (the “Lock-Up Agreement”) are permitted to transfer Registrable Securities prior to the expiration of the applicable Lock-Up Period with respect to the Registrable Securities owned by such Holder pursuant to the terms of the Lock-Up Agreement.

“Person” shall mean any individual, corporation, partnership, limited liability company, association, joint venture, an association, a joint stock company, trust, unincorporated organization, governmental or political subdivision or agency, or any other entity of whatever nature.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

[“PIPE Investment” shall have the meaning given in the Recitals hereto.]

“Prior Agreement” shall have the meaning given in the Recitals hereto.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any Company Class A Ordinary Shares and Warrants held by a Holder as of the Closing Date (including the Company Class A Ordinary Shares issued or issuable upon the exercise of the Warrants, conversion of the Company Class B Ordinary Shares, or the exercise or conversion of any other equity security issued to a Holder pursuant to the terms of the Business Combination Agreement [and the PIPE Investment]2), (b) any Company Class A Ordinary Shares acquired by a Holder following the Closing Date to the extent that such shares are (i) “restricted securities” (as defined in Rule 144), (ii) held by an “affiliate” (as defined in Rule 144) of the Company, or (iii) otherwise cannot be sold pursuant to Rule 144 or any successor rule promulgated under the Securities Act with no volume or other restrictions or limitations as to the manner or timing of sale, and (c) any other equity security of the Company issued or issuable with respect to the securities referred to in the foregoing clauses (a) and (b) by way of a share dividend or share split or in connection with a consolidation of shares, recapitalization, merger, consolidation or other reorganization or otherwise; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement by the applicable Holder; (ii) (x) such securities shall have been otherwise transferred (other than to a Permitted Transferee), (y) new certificates for such securities not bearing (or book entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company to the Holder and (z) subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities may be sold, transferred, disposed of or exchanged without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations as to the manner or timing of sale); or (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

____________

2        Note to Draft: To be included if a Holder participates in the PIPE.

Annex F-3

“Registration” shall mean a registration effected by preparing and filing a Registration Statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.

“Registration Expenses” shall mean the documented, out-of-pocket expenses of a Registration, including, without limitation, the following:

(a) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority) and any securities exchange on which the Company Class A Ordinary Shares or Warrants are then listed;

(b) fees and expenses of compliance with securities or blue-sky laws (including reasonable and documented fees and disbursements of outside counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c) printing, messenger, telephone, delivery and road show or other marketing expenses;

(d) reasonable and documented fees and disbursements of counsel for the Company;

(e) reasonable and documented fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration;

(f) reasonable and documented fees and expenses of one (1) legal counsel selected by the Company to render any local counsel opinions in connection with the applicable Registration; and

(g) in an Underwritten Offering, Block Trade or Other Coordinated Offering, the reasonable and documented fees and expenses of one (1) legal counsel (not to exceed $50,000 in the aggregate for each Registration without the prior written approval of the Company) selected by the majority-in-interest of the Demanding Holders.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time, and the rules and regulations of the Commission promulgated thereunder.

“Shares Lock-Up Period” shall have the meaning ascribed to such term in the Lock-Up Agreement.

“Shelf” shall mean a Form F-1 Shelf or Form F-3 Shelf.

“SPAC” shall have the meaning given in the Preamble.

“SPAC Sponsor” shall have the meaning given in the Recitals.

“Transfer” shall mean (i) sell, offer to sell, contract or agree to sell, assign, transfer (including by operation of law), hypothecate, pledge, distribute, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any security, (ii) deposit any security into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto, or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, or (iv) publicly announce any intention to effect any transaction specified in clauses (i) through (iii);

“Transfer Agent” shall have the meaning given in Section 3.6.

“Sponsor Parties” shall have the meaning given in the Preamble.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

Annex F-4

“Underwritten Demand Notice” shall have the meaning given in subsection 2.1.5.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Warrant Agreement” shall mean that certain Warrant Agreement, dated as of October 4, 2022, by and between the SPAC and Continental Stock Transfer & Trust Company, as warrant agent, as assumed by the Company in connection with the Business Combination.

“Warrants” shall mean the warrants of the Company, each exercisable for one Company Class A Ordinary Share at an initial exercise price of $11.50 per share, which were assumed by the Company in the Business Combination and are governed by the terms of the Warrant Agreement.

“Warrants Lock-Up Period” shall have the meaning ascribed to such term in the Lock-Up Agreement.

ARTICLE II

REGISTRATIONS

2.1	Shelf Registration.

2.1.1 Filing. The Company shall (i) file a Registration Statement under the Securities Act within thirty (30) calendar days after the Closing Date (the “Filing Deadline”) to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) on the terms and conditions specified in this subsection 2.1.1 and (ii) use its reasonable best efforts to cause such Registration Statement to be declared effective as soon as practicable after the filing thereof, but no later than the earlier of (x) the 60th calendar day (or 120th calendar day if the Commission notifies the Company that it will “review” the Registration Statement) following the earlier of (A) the filing of the Registration Statement and (B) Filing Deadline and (y) the 5th Business Day after the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such date, the “Effectiveness Deadline”); provided, that (1) if the Effectiveness Deadline falls on a Saturday, Sunday or other day that the Commission is closed for business, the Effectiveness Deadline shall be extended to the next Business Day on which the Commission is open for business and (2) if the Commission is closed for operations due to a government shutdown, the Effectiveness Deadline shall be extended by the same number of Business Days on which the Commission remains closed. The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be a shelf registration statement on Form F-1 (a “Form F-1 Shelf”) or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to cause a Registration Statement filed pursuant to this subsection 2.1.1 to remain effective and available (including to add Registrable Securities held by a Holder or to add as selling stockholders any Permitted Transferees) for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities.

2.1.2 Conversion to Form F-3. The Company shall use its commercially reasonable efforts to convert the Form F-1 Shelf filed pursuant to subsection 2.1.1 to a shelf registration statement on Form F-3 (a “Form F-3 Shelf”) as promptly as practicable after the Company is eligible to use a Form F-3 Shelf and have the Form F-3 Shelf declared effective as promptly as practicable and to cause such Form F-3 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities.

2.1.3 Subsequent Shelf. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its reasonable best efforts to, as promptly as practicable, cause such Shelf to again become effective under the Securities Act and shall use

Annex F-5

its reasonable best efforts to, as promptly as practicable, amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of the Shelf or file an additional Registration Statement as a shelf registration to register the resale of all Registrable Securities (a “Subsequent Shelf”). If a Subsequent Shelf is filed, the Company shall use its reasonable best efforts to (i) cause such Subsequent Shelf to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf shall be on Form F-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf shall be on another appropriate form. The Company’s obligation under this subsection 2.1.3, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.4 Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon written request of such Holder at any time beginning 30 days prior to the expiration of the Warrants Lock-Up Period or Shares Lock-Up Period, as applicable, shall promptly use its reasonable best efforts to cause the resale of such Registrable Securities to be covered by filing a Subsequent Shelf and cause the same to become effective as soon as practicable after such filing and such Subsequent Shelf shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such additional Registrable Securities to be so covered twice per calendar year for each of (i) the Sponsor Parties, on the one hand, and (ii) the Company Holders, on the other hand.

2.1.5 Underwritten Demands. At any time following the expiration of the Lock-Up Period, if applicable, and subject to Section 3.4, Holders of a majority-in-interest of the Registrable Securities (“Demanding Holders”) may demand that the Company effect an Underwritten Offering of all or a portion of their Registrable Securities, whether through to a Prospectus filed pursuant to an existing Shelf or Subsequent Shelf or a newly filed Registration Statement; provided that the Company shall only be obligated to effect an Underwritten Offering for such Demanding Holders if such Underwritten Offering shall (i) include Registrable Securities proposed to be sold by the Demanding Holders with gross offering proceeds reasonably expected to exceed, in the aggregate, $20 million the “Minimum Amount”). All such demands for an Underwritten Offering shall be made by giving written notice to the Company (the “Underwritten Demand Notice”). Each Underwritten Demand Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Underwritten Offering, as well as the intended method of distribution. The Company shall, within ten (10) days of the Company’s receipt of the Underwritten Demand Notice, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to such Demand Registration shall so notify the Company, in writing, within five (5) days after the receipt by such Holder of the notice from the Company and shall be deemed to be a “Demanding Holder” for all purposes of this Agreement. Subject to the provisions of subsection 2.3 and subsection 2.1.6, the Company shall include in such Underwritten Offering all Registrable Securities of such Demanding Holders described in the Underwritten Demand Notice. The Company shall, together with all participating Holders of Registrable Securities of the Company proposing (and permitted) to distribute their securities through such Underwritten Offering, enter into an underwriting agreement in customary form for such Underwritten Offering with the managing Underwriter or Underwriters selected by the original Demanding Holders (which shall consist of one or more reputable nationally recognized investment banks), subject to the Company’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). The Company shall not be obligated to effect more than an aggregate of two Underwritten Offerings.

2.1.6 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters, in good faith, advises the Company and the Demanding Holders, in writing that, in its opinion, the dollar amount or number of Registrable Securities that the Demanding Holders desire to sell, taken together with all other Company Class A Ordinary Shares or other equity securities that the Company desires to sell for its own account and the Company Class A Ordinary Shares or other equity securities, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other shareholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in such Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as

Annex F-6

applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (a) first, the Registrable Securities of the Demanding Holders pro rata based on the number of securities requested to be sold that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Company Class A Ordinary Shares or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Company Class A Ordinary Shares or other equity securities of other Persons that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such Persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.7 Withdrawal. A majority in interest of the Demanding Holders initiating an Underwritten Offering shall have the right to withdraw its Registrable Securities included in an Underwritten Offering pursuant to subsection 2.1.5 for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of its intention to so withdraw at any time up to one business (1) day prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Offering; provided, however, that upon withdrawal of an amount of Registrable Securities included by the Holders in such Underwritten Offering, in their capacity as Demanding Holders, resulting in the gross offering proceeds of such Underwritten Offering being reasonably expected to be less than the Minimum Amount, the Company shall cease all efforts to effect the Underwritten Offering; provided, further, that a Sponsor Party or a Company Holder may elect to have the Company continue an Underwritten Offering if the Minimum Amount would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Offering by such Sponsor Party, Company Holder or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Offering shall constitute a demand for an Underwritten Offering by the withdrawing Demanding Holder for purposes of subsection 2.1.5, unless such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Offering (or, if there is more than one Demanding Holder, each Demanding Holder reimburses the Company for a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering); provided that, if an Demanding Holder elects to continue an Underwritten Offering pursuant to the proviso in the immediately preceding sentence, such Underwritten Offering shall instead count as an Underwritten Offering demanded by such Sponsor Party or such Company Holder, as applicable, for purposes of subsection 2.1.5. Following the receipt of any withdrawal notice, the Company shall promptly forward such withdrawal notice to any other Holders that had elected to participate in such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Offering prior to its withdrawal under this subsection 2.1.7, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to the immediately preceding sentence.

2.2	Piggyback Registration.

2.2.1 Piggyback Rights. If the Company proposes to conduct a registered offering of, or to file a Registration Statement under the Securities Act with respect to, an offering of Company Class A Ordinary Shares (including equity securities exercisable or exchangeable for, or convertible into, Company Class A Ordinary Shares), for its own account or for the account of shareholders of the Company, other than a Registration Statement (or other registered offering with respect thereto) (a) filed in connection with any employee share option or other benefit plan, whether on Form S-8 or otherwise, (b) on Form F-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), or any successor form, (c) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (d) for an offering of debt that is convertible into equity securities of the Company, (e) for a dividend reinvestment plan or similar plans, (f) filed pursuant to Section 2.1, (g) for a rights offering, (h) for an equity line of credit or an at-the-market offering of securities, or (i) for a Block Trade or Other Coordinated Offering, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable (but not less than ten (10) days prior to the anticipated filing by the Company with the Commission of any Registration Statement with respect thereto or, in the case of any offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering), which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution (including whether such registration will be pursuant to a shelf registration statement), the proposed date of filing of such Registration Statement with the Commission and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, in each case to the extent then known, (B) describe such Holders’ rights under

Annex F-7

this Section 2.2 and (C) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”); provided, in the case of an “overnight” or “bought” offering, such requests must be made by the Holders within two (2) business days after delivery of any such notice by the Company; provided further that if the Company has been advised in writing by the managing Underwriter(s) that the inclusion of Registrable Securities for sale for the benefit of the Holders will have an adverse effect on the price, timing, or distribution of the Company Class A Ordinary Shares in an Underwritten Offering, then (1) if no Registrable Securities can be included in the Underwritten Offering in the opinion of the managing Underwriter(s), the Company shall not be required to offer such opportunity to such Holders or (2) if any Registrable Securities can be included in the Underwritten Offering in the opinion of the managing Underwriter(s), then the amount of Registrable Securities to be offered for the accounts of Holders shall be determined based on the provisions of subsection 2.2.2. Subject to the foregoing proviso and to subsection 2.2.2, the Company shall, in good faith, cause such Registrable Securities identified in a Holder’s response notice described in the foregoing sentence to be included in such Piggyback Registration and shall use its reasonable best efforts to cause the managing Underwriter or Underwriters, if any, to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company or Company shareholder(s) for whose account the Registration Statement is to be filed included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1, subject to Section 3.3 and Article IV, shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company or Company shareholder(s) for whose account the Registration Statement is to be filed. For purposes of this Section 2.2, the filing by the Company of an automatic shelf registration statement for offerings pursuant to Rule 415(a) that omits information with respect to any specific offering pursuant to Rule 430B shall not trigger any notification or participation rights hereunder until such time as the Company amends or supplements such Registration Statement to include information with respect to a specific offering of Registrable Securities (and such amendment or supplement shall trigger the notice and participation rights provided for in this Section 2.2).

2.2.2 Reduction of Piggyback Registration. If a Piggyback Registration is to be an Underwritten Offering and the managing Underwriter or Underwriters, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that, in its opinion, the dollar amount or number of the Company Class A Ordinary Shares or other equity securities that the Company desires to sell, taken together with (a) the Company Class A Ordinary Shares or other equity securities, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with Persons other than the Holders of Registrable Securities hereunder, (b) the Registrable Securities as to which registration has been requested pursuant to this Section 2.2 hereof, and (c) the Company Class A Ordinary Shares or other equity securities, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

2.2.2.1 if the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration (a) first, the Company Class A Ordinary Shares or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, pro rata based on the number of securities requested to be included, which can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a), and (b), the Company Class A Ordinary Shares or other equity securities, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other shareholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and

2.2.2.2 if the Registration or registered offering is pursuant to a request by Persons other than the Holders of Registrable Securities, then the Company shall include in any such Registration (a) first, the Company Class A Ordinary Shares or other equity securities, if any, of such requesting Persons, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof,

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pro rata based on the number of securities requested to be included, which can be sold without exceeding the Maximum Number of Securities; (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), the Company Class A Ordinary Shares or other equity securities that the Company desires to sell for its own account, which can be sold without exceeding the Maximum Number of Securities; and (d) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a), (b) and (c), the Company Class A Ordinary Shares or other equity securities of other Persons that the Company is obligated to register pursuant to separate written contractual arrangements with such Persons, which can be sold without exceeding the Maximum Number of Securities;

2.2.2.3 if the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1, then the Company shall include in any such Registration or registered offering the securities in the priority set forth in subsection 2.1.6.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Offering, and related obligations, shall be governed by subsection 2.1.7) shall have the right to withdraw all or any portion of its Registrable Securities in a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw such Registrable Securities from such Piggyback Registration up to (a) in the case of a Piggyback Registration not involving an Underwritten Offering, one (1) day prior to the effective date of the applicable Registration Statement or (b), in the case of any Piggyback Registration involving an Underwritten Offering, one (1) business day prior to the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. The Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to and including its withdrawal under this subsection 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to this Section 2.2 hereof shall not be counted as a Registration pursuant to an Underwritten Offering effected under subsection 2.1.5.

2.3

Restrictions on Registration Rights. If (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (b) the Holders have demanded an Underwritten Offering and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (c) in the good faith judgment of the Board a Registration pursuant to the terms of this Agreement would be seriously detrimental to the Company and the Board concludes as a result that it is essential to delay the filing of the applicable Registration Statement at such time, the Company shall have the right, upon giving prompt written notice of such action to the affected Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose.

2.4

Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if reasonably requested by the managing Underwriters, each Holder that is (a) an executive officer, (b) a director or (c) Holder in excess of five percent (5%) of the outstanding Company Ordinary Shares (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any Company Ordinary Shares or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders).

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2.5	Block Trades; Other Coordinated Offerings.

2.5.1 Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, at any time and from time to time following the expiration of the Lock-up Period, if applicable, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” or an offer commonly known as a “block trade” (a “Block Trade”), or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal (an “Other Coordinated Offering”), in each case, (x) with a total offering price reasonably expected to exceed $15 million in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder shall notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters, brokers, sales agents or placement agents prior to making such request in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.5.2 Prior to the filing of the applicable “red herring” Prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in-interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and any brokers, sales agents or placement agents (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this subsection 2.5.2.

2.5.3 Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to this Agreement.

2.5.4 The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and any brokers, sales agents or placement agents (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.5.5 A Demanding Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.5 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.5 shall not be counted as a demand for an Underwritten Offering pursuant to subsection 2.1.5 hereof.

ARTICLE III

COMPANY PROCEDURES

3.1

General Procedures. If the Company is required to effect the Registration of Registrable Securities, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:

3.1.1 prepare and file with the Commission a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or have ceased to be Registrable Securities;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

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3.1.3 except in connection with the Shelf, prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders (provided that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”));

3.1.4 prior to any public offering of Registrable Securities, use its commercially reasonable efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company or otherwise and do any and all other acts and things that may be necessary or advisable, in each case, to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 use its reasonable best efforts to cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or Prospectus the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued, as applicable;

3.1.8 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event or the existence of any condition as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, and then to correct such Misstatement or include such information as is necessary to comply with law, in each case as set forth in Section 3.4 hereof, at the request of any such Holder promptly prepare and furnish to such Holder a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such Prospectus shall not include a Misstatement or such Prospectus, as supplemented or amended, shall comply with law;

3.1.9 permit a representative of the Holders, the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such Person’s own expense, in the preparation of any Registration Statement, and will cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.10 use its reasonable best efforts to obtain a “cold comfort” letter (including a bring-down letter dated as of the date the Registrable Securities are delivered for sale pursuant to such Registration) from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering

Annex F-11

or sale by a broker, placement agent or sales agent pursuant to such Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders and any Underwriter;

3.1.11 in connection with an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, use commercially reasonable efforts to obtain for the underwriter(s) opinions of counsel for the Company, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such underwriters;

3.1.12 in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a broker, placement agent or sales agent pursuant to such Registration, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.13 otherwise use its reasonable best efforts to make available to its security holders, as soon as reasonably practicable, an earnings statement that satisfies the provisions of Section 11(a) of the Securities Act and the rules and regulations thereunder, including Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission), which requirement will be deemed satisfied if the Company timely files its annual report on Form 20-F as may be required to be filed under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;

3.1.14 with respect to an Underwritten Offering, if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50 million, use its reasonable best efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.15 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders consistent with the terms of this Agreement in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, broker, sales agent or placement agent if such Underwriter, broker, sales agent or placement agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, broker, sales agent or placement agent, as applicable.

3.2

Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs, stock transfer taxes and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.

3.3

Participation in Underwritten Offerings. In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”). Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. No Person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated pursuant to the terms of this Agreement unless such Person (a) agrees to sell such Person’s securities on the basis provided in any underwriting, sales, distribution or placement arrangements approved by the Company and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting or other agreements and other customary documents as may be reasonably required under the terms of such underwriting, sales or distribution arrangements. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the Registration of other Registrable Securities to be included in such Registration.

Annex F-12

3.4

Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, or in the opinion of counsel for the Company it is necessary to supplement or amend such Prospectus to comply with law, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement or including the information counsel for the Company believes to be necessary to comply with law (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice such that the Registration Statement or Prospectus, as so amended or supplemented, as applicable, will not include a Misstatement and complies with law), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders (which notice shall not specify the nature of the event giving rise to such delay or suspension), delay the filing or initial effectiveness of, or suspend use of, such Registration Statement on not more than three (3) occasions for not more than sixty (60) consecutive calendar days on each occasion or not more than one hundred and twenty (120) total calendar days, in each case, during twelve (12)-month period, determined in good faith by the Board to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company. The Company shall promptly notify the Holders of the expiration of any period during which the Company exercised its rights under this Section 3.4. The Holders shall maintain the confidentiality of such notice and its contents.

3.5

Reporting Obligations of the Company. As long as any Holder shall own Registrable Securities, the Company shall at all times while it shall be a reporting company under the Exchange Act, file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to EDGAR that are publicly available shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. The Company shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission). Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

3.6

Restrictive Legend Removal. In connection with any sale or other disposition of the Registrable Securities by a Holder pursuant to an effective Registration Statement with a current Prospectus or Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) and upon compliance by the Holder with the requirements of this Section 3.6, if requested by the Holder, the Company shall use commercially reasonable efforts to (i) cause the Company’s transfer agent (the “Transfer Agent”) to remove any legend from the book entry position evidencing its Registrable Securities and cause the Transfer Agent to issue a certificate without such legend to the holder of the Subscribed Shares upon which it is stamped or issue to such holder by electronic delivery at the applicable balance account at The Depository Trust Company (“DTC”), and, (ii) if requested by the Transfer Agent, cause an opinion of the Company’s counsel to be provided, in a form reasonably acceptable to the Transfer Agent to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act; provided that the Company and the Transfer Agent shall have received such customary representations and other documentation reasonably acceptable to the Company and the Transfer Agent in connection therewith including, but not limited to, customary representations that such Registrable Securities (x) have been sold or transferred pursuant to an effective Registration Statement with a current Prospectus, pursuant to the plan of distribution set forth in such Prospectus or (y) have been sold pursuant to Rule 144. The Company shall be responsible for the fees of its Transfer Agent and all DTC fees associated with such issuance.

Annex F-13

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1	Indemnification.

4.1.1 The Company shall indemnify and hold harmless, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and agents and each Person who controls such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) from and against all losses, claims, actions or proceedings (whether commenced or threatened), damages, liabilities and out-of-pocket expenses (including reasonable and documented outside attorneys’ fees) (collectively, “Claims”), to which any such Holder or other Persons may become subject, insofar as such Claims arise out of or are based on (a) any untrue or alleged untrue statement of any material fact contained in or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of a Prospectus, in light of the circumstances in which they were made) or (b) any violation or alleged violation by the Company of the Securities Act, any state securities laws, or any rule or regulation thereunder applicable to the Company and relating to an action taken or inaction required of the Company in connection with the offering of Registrable Securities; except insofar as the Claim arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such filing in reliance upon and in conformity with information or affidavit furnished in writing to the Company by such Holder expressly for use therein.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating pursuant to this Agreement, such Holder shall furnish (or cause to be furnished) to the Company an undertaking reasonably satisfactory to the Company, to indemnify the Company, its officers, directors, partners, managers, shareholders, members, employees and agents and each Person who controls the Company (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) from and against any Claims, to which any the Company or such other Persons may become subject, insofar as such Claims arise out of or are based on any untrue statement of any material fact contained in or incorporated by reference in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of a Prospectus, in light of the circumstances in which they were made), but only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission is contained in (or is not contained in, in the case of an omission) any information furnished in writing by or on behalf of such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each Person who controls such Underwriters (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3 Any Person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any Claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such Claim, permit such indemnifying party to assume the defense of such Claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one (1) counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) and which settlement includes a statement or admission of fault or culpability on the part of such indemnified party or does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

Annex F-14

4.1.4 The indemnification and contribution provided for under this Agreement (a) shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of Registrable Securities and (b) are not exclusive and shall not limit any rights or remedies which may be available to any indemnified party at law or in equity or pursuant to any other agreement.

4.1.5 If the indemnification provided under this Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Claims, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Claims in such proportion as is appropriate to reflect the relative fault of the indemnifying party or parties on the one hand and the indemnified party on the other hand in connection with the statements or omissions that resulted in such Claims, as well as any other relevant equitable considerations; provided, however, that the aggregate liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. In connection with any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto filed by the Company, the relative fault of the indemnifying party or parties, on the one hand, and the indemnified party or parties, on the other hand, shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any Person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1

Notices. Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by electronic mail. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service or electronic mail, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to: Horizon Quantum Holdings Ltd., 29 Media Cir., #05-22, Singapore, 138565, Attention: Joseph Fitzsimons, with a required copy to (which copy shall not constitute notice) to [•] and, if to any Holder, at such Holder’s address or email address as set forth on the signature pages hereto. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2	Assignment; No Third-Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2 Prior to the expiration of the Lock-up Period with respect to the Registrable Securities owned by such Holder, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except to such Holder’s applicable Permitted Transferees.

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the applicable Holders, which shall include Permitted Transferees.

Annex F-15

5.2.4 This Agreement shall not confer any rights or benefits on any Persons that are not parties hereto, other than as expressly set forth in this Agreement and this Section 5.2 hereof.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (a) written notice of such assignment as provided in Section 5.1 hereof and (b) the written agreement of the assignee, in a form substantially similar to Exhibit A, to be bound by the terms and provisions of this Agreement. Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3

Severability. If any portion of this Agreement shall be declared void or unenforceable by any court or administrative body of competent jurisdiction, such portion shall be deemed severable from the remainder of this Agreement, which shall continue in all respects to be valid and enforceable.

5.4

Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced. The words “execution,” “signed,” “signature,” “delivery” and words of like import in or relating to this Agreement or any document to be signed in connection with this Agreement shall be deemed to include electronic signatures, deliveries or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper-based recordkeeping system, as the case may be, and the parties hereto consent to conduct the transactions contemplated hereunder by electronic means.

5.5

Governing Law; Venue; Waiver of Jury Trial. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the internal laws of the State of New York. Any action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may only be brought first, in the New York Supreme Court, Commercial Division, located in the Borough of Manhattan in the City of New York, in the State of New York or if such court declines jurisdiction, then in any court of the State of New York or the Federal District Court for the Southern District of New York, and each of the parties hereto irrevocably submits to the exclusive jurisdiction of such courts in any such action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the action shall be heard and determined only in any such court, and agrees not to bring any action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action brought pursuant to this Section 5.5. EACH OF THE PARTIES HERETO HEREBY KNOWINGLY, INTENTIONALLY, VOLUNTARILY AND IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5.6

Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority-in-interest of the then outstanding number of Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof shall also require the written consent of Harry You so long as Harry You and his Affiliates hold, in the aggregate, at least five percent (5%) of the outstanding Company Class A Ordinary Shares and provided, further, that any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the securities of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party. No waiver by a party hereto shall be effective unless made in a written instrument duly executed by the party against whom such waiver is sought to be enforced, and only to the extent set forth in such instrument.

Annex F-16

5.7

Other Registration Rights. Other than [(i) as provided in any subscription agreement entered into by the Company and the investors party thereto in connection with a PIPE Investment] (ii) pursuant to the terms of the Warrant Agreement, and (iii) any subscription agreement entered into by the Company and the investors party thereto in connection with a Closing Offering (as defined in the Business Combination Agreement), the Company represents and warrants that no Person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other Person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions among the parties thereto and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.8

Prior Agreement. The Sponsor Parties and the SPAC, as parties to the Prior Agreement, hereby agree that the Prior Agreement is terminated as of the Closing Date and is replaced in its entirety by this Agreement.

5.9

Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

5.10

Term. This Agreement shall terminate and be void and of no further force and effect on the earlier of (a) the fifth anniversary of the date of this Agreement and (b) with respect to any Holder, on the date on which such Holder ceases to hold Registrable Securities. The provisions of Article IV shall survive any termination.

5.11

Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

5.12

Further Assurances. From time to time, at another party’s request and without further consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

[Signature Pages Follow]

Annex F-17

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:
HORIZON QUANTUM HOLDINGS LTD.
By:
Name:
Title:
SPONSOR PARTIES:
DMY SQUARED SPONSOR, LLC
By:
Name:	Hary L. You
Title:	Managing Member
Address:

[•]
Address:
COMPANY HOLDERS:

[•]
Address:

Annex F-18

Exhibit A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Registration Rights Agreement, dated as of [•], 2025 (as the same may hereafter be amended, the “Registration Rights Agreement”), among Horizon Quantum Holdings Ltd., a Singapore public company limited by shares (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s Company Class A Ordinary Shares and Warrants shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein.

Accordingly, the undersigned has executed and delivered this Joinder as of the __________ day of __________, 20__.

Signature of Stockholder

Print Name of Stockholder
Its:
Address:
Agreed and Accepted as of
____________, 20__
HORIZON QUANTUM HOLDINGS LTD.
By:
Name:
Its:

Annex F-19

Annex G

FORM OF WARRANT ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT

among

DMY SQUARED TECHNOLOGY GROUP, INC.,

HORIZON QUANTUM HOLDINGS LTD.

and

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

Dated [•], 2025

THIS WARRANT ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT (this “Agreement”), dated [•], 2025 and effective as of the effective time of the SPAC Merger (as defined below), is made by and among dMY Squared Technology Group, Inc., a Massachusetts corporation (the “SPAC”), Horizon Quantum Holdings Ltd., a Singapore public company limited by shares (“Holdco”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (in such capacity, the “Warrant Agent”), and amends the Warrant Agreement (the “Existing Warrant Agreement”), dated October 4, 2022, by and between the SPAC and the Warrant Agent. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Existing Warrant Agreement.

WHEREAS, the SPAC issued and sold (a) 3,159,500 redeemable warrants as part of the units sold to public investors in its initial public offering (the “Public Warrants”), with each whole Public Warrant being exercisable for one share of Class A common stock of the SPAC, par value $0.0001 per share (“Class A Common Stock”) at an initial exercise price of $11.50 per share, and (b) 2,884,660 redeemable warrants in a private placement transaction (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”), with each whole Private Placement Warrant exercisable for one share of Class A Common Stock at an initial exercise price of $11.50 per share;

WHEREAS, in order to finance the SPAC’s transaction costs in connection with the Business Combination, dMY Squared Sponsor, LLC or certain of the SPAC’s officers and directors may, but are not obligated to, from time to time loan to the SPAC such funds as the SPAC may require (the “Working Capital Loans”);

WHEREAS, up to $1,500,000 of the Working Capital Loans are convertible into additional Private Placement Warrants at a price of $1.00 per Private Placement Warrant;

WHEREAS, the terms of the Warrants are governed by the Existing Warrant Agreement;

WHEREAS, on September 9, 2025, the SPAC, Holdco, Rose Acquisition Pte. Ltd., a Singapore private company limited by shares and wholly-owned subsidiary of Holdco, Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Merger Sub 2”), and Horizon Quantum Computing Pte. Ltd., a Singapore private company limited by shares (“Horizon”), entered into that certain Business Combination Agreement (as amended, modified or supplemented from time to time, the “Business Combination Agreement”);

WHEREAS, pursuant to the Business Combination Agreement, among other things, at the SPAC Merger Effective Time (as defined in the Business Combination Agreement), Merger Sub 2 will merge with and into the SPAC, with the SPAC surviving as a wholly-owned Subsidiary of Holdco (the “SPAC Merger”), and as a result of the SPAC Merger, at the SPAC Merger Effective Time (i) each share of Class A Common Stock that is issued and outstanding as of immediately prior to the SPAC Merger Effective Time (including the shares of Class A Common Stock issued in connection with the SPAC Class B Conversion and the SPAC Unit Separation, but not including any redeemed SPAC Public Shares, any shares cancelled pursuant to Section 2.4(b)(iv) of the Business Combination Agreement, or any Dissenting SPAC Shares (each as defined in the Business Combination Agreement)) shall automatically be converted into one Holdco Class A ordinary share (“Holdco Class A Ordinary Shares”) (ii) each Public Warrant that is issued and outstanding as of immediately prior to the SPAC Merger Effective Time will be assumed by Holdco (each, a “Holdco Public Warrant”) and will no longer be exercisable for Class A Common Stock of SPAC but instead will be exercisable (subject to the terms of the Existing Warrant Agreement, as amended by this Agreement) for Holdco Class A Ordinary Shares, at an initial exercise price of $11.50 per share; and (iii) each Private Placement Warrant that is issued and

Annex G-1

outstanding as of immediately prior to the SPAC Merger Effective Time will be assumed by Holdco (each, a “Holdco Private Placement Warrant” and together with the Holdco Public Warrants, the “Holdco Warrants”) and will no longer be exercisable for Class A Common Stock of SPAC but instead will be exercisable (subject to the terms of the Existing Warrant Agreement, as amended by this Agreement) for Holdco Class A Ordinary Shares, at an initial exercise price of $11.50 per share;

WHEREAS, the Holdco Class A Ordinary Shares constitute the Alternative Issuance pursuant to Section 4.5 of the Existing Warrant Agreement;

WHEREAS, the Board of Directors of the SPAC has determined that the consummation of the transactions contemplated by the Business Combination Agreement constitute a Business Combination;

WHEREAS, in connection with the SPAC Merger, the SPAC desires to assign all of its right, title and interest in the Existing Warrant Agreement to Holdco, and Holdco wishes to accept such assignment; and

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the SPAC and the Warrant Agent may amend the Existing Warrant Agreement without the consent of any Registered Holders for the purpose of curing any ambiguity, or correcting any mistake or defective provision contained therein or adding or changing any other provisions with respect to matters or questions arising under the Existing Warrant Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the Registered Holders.

NOW, THEREFORE, in consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

Section 1. Assignment and Assumption; Consent.

1.1 Assignment and Assumption. As of and with effect on and from the SPAC Merger Effective Time, (i) the SPAC hereby assigns to Holdco all of the SPAC’s right, title and interest in and to the Existing Warrant Agreement (as amended hereby), and (ii) Holdco hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of the SPAC’s liabilities and obligations under the Existing Warrant Agreement (as amended hereby) arising on, from and after the SPAC Merger Effective Time.

1.2 Consent. The Warrant Agent hereby consents to (i) the assignment of the Existing Warrant Agreement by the SPAC to Holdco pursuant to this Section 1 and the assumption of the Existing Warrant Agreement by Holdco from the SPAC pursuant to Section 1 hereof, in each case effective as of the SPAC Merger Effective Time, and (ii) the continuation of the Existing Warrant Agreement (as amended hereby), in full force and effect from and after the SPAC Merger Effective Time.

Section 2. Amendment of Existing Warrant Agreement.

2.1 Effective as of the SPAC Merger Effective Time, the SPAC and the Warrant Agent hereby amend the Existing Warrant Agreement as provided in this Section 2, and acknowledge and agree that the amendments to the Existing Warrant Agreement set forth in this Section 2 are to provide for the delivery of the Alternative Issuance pursuant to Section 4.5 of the Existing Warrant Agreement (in connection with the SPAC Merger and the transactions contemplated by the Business Combination Agreement).

2.2 References to the Company. The preamble to the Existing Warrant Agreement is hereby amended by deleting “dMY Squared Technology Group, Inc.” and replacing it with “Horizon Quantum Holdings Ltd.” As a result thereof, all references to the “Company” in the Existing Warrant Agreement shall be references to Horizon Quantum Holdings Ltd. rather than dMY Squared Technology Group, Inc.

2.3 References to Common Stock. All references to the “Common Stock” that holders of Warrants are entitled to purchase in the Existing Warrant Agreement (including Exhibit B thereto) shall be references to “Class A Ordinary Shares” of Holdco.

2.4 References to Articles. All references to the “Articles” shall be references to the “Amended & Restated Constitution” of Horizon Quantum Holdings Ltd.

Annex G-2

2.5 References to Business Combination. All references to “Business Combination” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to the transactions contemplated by the Business Combination Agreement, and references to “the consummation of its initial Business Combination,” “the completion by the Company of an initial Business Combination” and all variations thereof in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to the consummation of the transactions contemplated by the Business Combination Agreement.

2.6 References to Business Day. All references to “Business Day” in the Existing Warrant Agreement (including all Exhibits thereto) shall mean any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in the State of New York, the Commonwealth of Massachusetts and Singapore.

2.7 References to Current Report on Form 8-K and Quarterly Report on Form 10-Q. All references to “Current Report on Form 8-K” and “Quarterly Report on Form 10-Q” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to “Current Report on Form 6-K”.

2.8 References to Annual Report on Form 10-K. All references to “Annual Report on Form 10-K” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to “Annual Report on Form 20-F”.

2.9 Detachability of Warrants. Section 2.4 of the Existing Warrant Agreement is hereby amended by deleting such Section and replacing it entirely as follows:

“[intentionally omitted]”.

2.10 Fractional Warrants. Section 2.5 of the Existing Warrant Agreement is hereby amended by deleting such Section and replacing it entirely as follows:

“2.5 Fractional Warrants. The Company shall not issue fractional Warrants.”

2.11 Private Placement Warrants. Sections 2.6(e) and (g) of the Existing Warrant Agreement are amended by deleting such Sections and replacing them entirely as follows:

“[intentionally omitted]”.

2.12 Extension Warrants. Section 2.7 of the Existing Warrant Agreement is hereby amended by deleting such Section and replacing it entirely as follows:

“[intentionally omitted]”.

2.13 Duration of Warrants. Section 3.2 of the Existing Warrant Agreement is amended and restated by deleting it and inserting the following:

“3.2 Duration of Warrants. A Warrant may be exercised only during the period (the “Exercise Period”) (A) commencing the date that is thirty (30) days after [•]1, and (B) terminating at the earliest to occur of (x) 5:00 p.m., New York City time on the date that is five (5) years after [•]2 and (y) other than with respect to the Private Placement Warrants then held by the Sponsor or its Permitted Transferees with respect to a redemption pursuant to Sections 6.1 or 6.2 hereof, 5:00 p.m., New York City time on the Redemption Date (as defined below) as provided in Section 6.3 hereof (the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in subsection 3.3.2 below, with respect to an effective registration statement or a valid exemption therefrom being available. Except with respect to the right to receive the Redemption Price (as defined below) (other than with respect to a Private Placement Warrant then held by the Sponsor or its Permitted Transferees) in the event of a redemption (as set forth in Section 6 hereof), each Warrant (other than a Private Placement Warrant then held by the Sponsor or its Permitted Transferees) not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m. New

____________

1        Note to Draft: To be the SPAC Merger Effective Time.

2        Note to Draft: To be the SPAC Merger Effective Time.

Annex G-3

York City time on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided that the Company shall provide at least twenty (20) days prior written notice of any such extension to Registered Holders of the Warrants; provided further that any such extension shall be identical in duration among all the Warrants.”

2.14 Extraordinary Dividends. Section 4.1.2 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“4.1.2 Extraordinary Dividends. If the Company, at any time while the Warrants are outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities, or other assets to all or substantially all of the holders of the Class A Ordinary Shares on account of such Class A Ordinary Shares (or other securities of the Company’s share capital into which the Warrants are convertible), other than (a) as described in subsection 4.1.1 above or (b) Ordinary Cash Dividends (as defined below) (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the Company’s board of directors (the “Board”), in good faith) of any securities or other assets paid on each Class A Ordinary Share in respect of such Extraordinary Dividend. For purposes of this subsection 4.1.2, “Ordinary Cash Dividends” means any cash dividend or cash distribution which, when combined on a per share basis with the per share amounts of all other cash dividends and cash distributions paid on the Class A Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution to the extent it does not exceed $0.50 (which amount shall be adjusted to appropriately reflect any of the events referred to in other subsections of this Section 4 and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of Class A Ordinary Shares issuable on exercise of each Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share (which amount shall be adjusted to appropriately reflect any of the events referred to in other subsections of this Section 4 and excluding cash dividends or cash distributions that resulted in an adjustment to the Warrant Price or to the number of shares of Class A Ordinary Shares issuable on exercise of each Warrant).”

2.15 Raising of the Capital in Connection with the Initial Business Combination. Section 4.4 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“[intentionally omitted]”.

2.16 Replacement of Securities upon Reorganization, etc. Section 4.5(ii) of the Existing Warrant Agreement is hereby amended to remove the clause “(other than a tender, exchange or redemption offer made by the Company in connection with redemption rights held by shareholders of the Company as provided for in the Articles or as a result of the redemption of Common Stock by the Company if a proposed initial Business Combination is presented to the shareholders of the Company for approval)”, which clause shall be deemed deleted.

2.17 No Adjustment. Section 4.10 of the Existing Warrant Agreement is hereby amended by deleting such Section and replacing it entirely as follows:

“[intentionally omitted]”.

2.18 Fractional Warrants. Section 5.3 of the Existing Warrant Agreement is hereby amended by deleting such Section and replacing it entirely as follows:

“5.3 Fractional Warrants. The Warrant Agent shall not be required to effect any registration of transfer or exchange which shall result in the issuance of a warrant certificate or book-entry position for a fraction of a Warrant.”

2.19 Transfer of Warrants. Section 5.6 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“[intentionally omitted]”.

Annex G-4

2.20 Redemption of Warrants for Shares of Common Stock. The last paragraph of Section 6.2 of the Existing Warrant Agreement is hereby amended by deleting such paragraph and replacing it entirely as follows:

“The share prices set forth in the column headings of the table above shall be adjusted as of any date on which the number of shares issuable upon exercise of a Warrant or the Warrant Price is adjusted pursuant to Section 4 hereof. If the number of shares issuable upon exercise of a Warrant is adjusted pursuant to Section 4 hereof, the adjusted share prices in the column headings shall equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Warrant as so adjusted. The number of shares in the table above shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Warrant. If the Warrant Price of a warrant is adjusted in the case of an adjustment pursuant to Section 4.1.2 hereof, the adjusted share prices in the column headings shall equal the share prices immediately prior to such adjustment less the decrease in the Warrant Price pursuant to such Warrant Price adjustment. In no event shall the number of shares issued in connection with a Make-Whole Exercise exceed 0.361 shares of Common Stock per Warrant (subject to adjustment).”.

2.21 Registration of Common Stock. Section 7.4.1 of the Existing Warrant Agreement is hereby amended by deleting such Section and replacing it entirely as follows:

“The Company agrees that as soon as practicable, but in no event later than fifteen (15) Business Days after [•]3, it shall use its commercially reasonable efforts to file with the Commission a registration statement for the registration, under the Securities Act, of the shares of Common Stock issuable upon exercise of the Warrants. The Company shall use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Warrants in accordance with the provisions of this Agreement. If any such registration statement has not been declared effective by the sixtieth (60th) Business Day following [•]4, holders of the Warrants shall have the right, during the period beginning on the sixty-first (61st) Business Day after [•]5 and ending upon such registration statement being declared effective by the Commission, and during any other period when the Company shall fail to have maintained an effective registration statement covering the shares of Common Stock issuable upon exercise of the Warrants, to exercise such Warrants on a “cashless basis,” by exchanging the Warrants (in accordance with Section 3(a)(9) of the Securities Act or another exemption) for that number of shares of Common Stock equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the excess of the “Fair Market Value” (as defined below) less the Warrant Price by (y) the Fair Market Value and (B) 0.361. Solely for purposes of this subsection 7.4.1, “Fair Market Value” shall mean the volume-weighted average price of the Class A Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the Warrant Agent from the holder of such Warrants or its securities broker or intermediary. The date that notice of “cashless exercise” is received by the Warrant Agent shall be conclusively determined by the Warrant Agent. In connection with the “cashless exercise” of a Public Warrant, the Company shall, upon request, provide the Warrant Agent with an opinion of counsel for the Company (which shall be an outside law firm with securities law experience) stating that (i) the exercise of the Warrants on a “cashless basis” in accordance with this subsection 7.4.1 is not required to be registered under the Securities Act and (ii) the Class A Ordinary Shares issued upon such exercise shall be freely tradable under United States federal securities laws by anyone who is not an affiliate (as such term is defined in Rule 144 (or any successor rule) under the Securities

____________

3        Note to Draft: To be the SPAC Merger Effective Time.

4        Note to Draft: To be the SPAC Merger Effective Time.

5        Note to Draft: To be the SPAC Merger Effective Time.

Annex G-5

Act) of the Company and, accordingly, shall not be required to bear a restrictive legend. Except as provided in subsection 7.4.2, for the avoidance of any doubt, unless and until all of the Warrants have been exercised or have expired, the Company shall continue to be obligated to comply with its registration obligations under the first three sentences of this subsection 7.4.1.”

2.22 Waiver. Section 8.6 of the Existing Warrant Agreement is hereby amended by deleting such Section and replacing it entirely as follows:

“[intentionally omitted]”.

2.23 Warrant Certificate. Exhibit A to the Existing Warrant Agreement is hereby amended by deleting Exhibit A in its entirety and replacing it with a new Exhibit A attached hereto.

2.24 Notice Clause. Section 9.2 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:

Horizon Quantum Computing Pte. Ltd.
29 Media Cir., #05-22
Singapore, 138565
Attn: Joseph Fitzsimons
E-mail:

with a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Fl
New York, NY 10105
Attention: Adam C. Berkaw; David H. Landau
Email: aberkaw@egsllp.com; dlandau@egsllp.com

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:

Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, NY 10004
Attention: Compliance Department”

Section 3. Miscellaneous Provisions.

3.1 Effectiveness of the Amendment. Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the occurrence of the SPAC Merger and shall automatically be terminated and shall be null and void if the Business Combination Agreement shall be terminated for any reason.

3.2 Successors. All the covenants and provisions of this Agreement by or for the benefit of Holdco, the SPAC or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

Annex G-6

3.3 Applicable Law and Exclusive Forum. The validity, interpretation, and performance of this Agreement shall be governed in all respects by the laws of the State of New York. Subject to applicable law, each of Holdco and the SPAC hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive forum for any such action, proceeding or claim. Each of Holdco and the SPAC hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

3.4 Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

3.5 Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

3.6 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[Signature Page Follows]

Annex G-7

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

DMY SQUARED TECHNOLOGY GROUP, INC.
By:
Name:
Title:
HORIZON QUANTUM HOLDINGS LTD.
By:
Name:
Title:
CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent
By:
Name:
Title:

[Signature Page to Warrant Assignment, Assumption and Amendment Agreement]

Annex G-8

EXHIBIT A

FORM OF WARRANT CERTIFICATE

[Form of Warrant Certificate]

[FACE]

Number ___

Warrants

THIS WARRANT SHALL BE NULL AND VOID IF NOT EXERCISED PRIOR TO
THE EXPIRATION OF THE EXERCISE PERIOD PROVIDED FOR
IN THE WARRANT AGREEMENT DESCRIBED BELOW

HORIZON QUANTUM HOLDINGS LTD.
Incorporated Under the Laws of Singapore

CUSIP [•]

Warrant Certificate

This warrant certificate (this “Warrant Certificate”) certifies that, or registered assigns, is the registered holder of warrant(s) evidenced hereby (the “Warrants,” and each, a “Warrant”) to purchase Class A ordinary shares (“Class A Ordinary Shares”) of Horizon Quantum Holdings Ltd., a Singapore public company limited by shares (the “Company”). Each whole Warrant entitles the holder, upon exercise during the period set forth in the Warrant Agreement referred to below, to receive from the Company that number of fully paid and non-assessable Class A Ordinary Shares as set forth below, at the exercise price (the “Warrant Price”) as determined pursuant to the Warrant Agreement, payable in lawful money of the United States of America (or through “cashless exercise” as provided for in the Warrant Agreement) upon surrender of this Warrant Certificate and payment of the Warrant Price at the office or agency of the Warrant Agent referred to below, subject to the conditions set forth herein and in the Warrant Agreement. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Each whole Warrant is initially exercisable for one Class A Ordinary Share. No fractional shares will be issued upon exercise of any Warrant. If, upon the exercise of Warrants, a holder would be entitled to receive a fractional interest in a Class A Ordinary Shares, the Company will, upon exercise, round down to the nearest whole number of Class A Ordinary Shares to be issued to the Warrant holder. The number of Class A Ordinary Shares issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain events as set forth in the Warrant Agreement.

The initial Warrant Price is equal to $11.50 per Class A Ordinary Share. The Warrant Price is subject to adjustment upon the occurrence of certain events as set forth in the Warrant Agreement.

Subject to the conditions set forth in the Warrant Agreement, the Warrants may be exercised only during the Exercise Period and, to the extent not exercised by the end of such Exercise Period, such Warrants shall become void. The Warrants may be redeemed, subject to certain conditions, as set forth in the Warrant Agreement.

Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Warrant Certificate shall not be valid unless countersigned by the Warrant Agent, as such term is used in the Warrant Agreement.

Annex G-9

This Warrant Certificate shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflicts of laws principles thereof.

HORIZON QUANTUM HOLDINGS LTD.
By:
Name:
Title:
CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent
By:
Name:
Title:

Annex G-10

[Form of Warrant Certificate]

[Reverse]

The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants entitling the holder on exercise to receive Class A Ordinary Shares and are issued or to be issued pursuant to a Warrant Agreement, dated October 4, 2022 as duly executed and delivered by dMY Squared Technology Group, Inc., a Massachusetts corporation (the “SPAC”), to Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”), as amended by the Warrant Assignment, Assumption and Amendment Agreement, dated as of [____________], by and among the SPAC, the Warrant Agent and the Company (as amended, the “Warrant Agreement”), which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties, and immunities thereunder of the Warrant Agent, the Company, and the holders (the words “holders” or “holder” meaning the Registered Holders or Registered Holder, respectively) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company.

Warrants may be exercised at any time during the Exercise Period set forth in the Warrant Agreement. The holder of Warrants evidenced by this Warrant Certificate may exercise them by surrendering this Warrant Certificate, with the form of Election to Purchase set forth hereon properly completed and executed, together with payment of the Warrant Price as specified in the Warrant Agreement (or through “cashless exercise” as provided for in the Warrant Agreement) at the principal corporate trust office of the Warrant Agent. In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the holder hereof or his, her, or its assignee, a new Warrant Certificate evidencing the number of Warrants not exercised.

Notwithstanding anything else in this Warrant Certificate or the Warrant Agreement, no Warrant may be exercised unless, at the time of exercise, (i) a registration statement covering the Class A Ordinary Shares to be issued upon exercise is effective under the Securities Act and (ii) a prospectus thereunder relating to the Class A Ordinary Shares is current, except through “cashless exercise” as provided for in the Warrant Agreement.

The Warrant Agreement provides that, upon the occurrence of certain events, the number of Class A Ordinary Shares issuable upon exercise of the Warrants set forth on the face hereof may, subject to certain conditions, be adjusted. If, upon exercise of a Warrant, the holder thereof would be entitled to receive a fractional interest in a Class A Ordinary Share, the Company shall, upon exercise, round down to the nearest whole number of Class A Ordinary Shares to be issued to the holder of the Warrant.

Warrant Certificates, when surrendered at the principal corporate trust office of the Warrant Agent by the Registered Holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

Upon due presentation for registration of transfer of this Warrant Certificate at the office of the Warrant Agent, a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

The Company and the Warrant Agent may deem and treat the Registered Holder(s) hereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a shareholder of the Company.

Annex G-11

Election to Purchase

(To Be Executed Upon Exercise of Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to _________ Class A Ordinary Shares, and herewith tenders payment for such Class A Ordinary Shares to the order of the Company in the amount of $_________ in accordance with the terms hereof. The undersigned requests that certificates for such Class A Ordinary Shares be registered in the name of _________, whose address is _________, and that such Class A Ordinary Shares be delivered to _________, whose address is _________. If said number of Class A Ordinary Shares is less than all of the Class A Ordinary Shares purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such Class A Ordinary Shares be registered in the name of _________, whose address is _________, and that such Warrant Certificate be delivered to _________, whose address is _________.

In the event that the Warrant has been called for redemption by the Company pursuant to Section 6.2 of the Warrant Agreement and a holder thereof elects to exercise its Warrant pursuant to a Make-Whole Exercise, the number of Class A Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(c) or Section 6.2 of the Warrant Agreement, as applicable.

In the event that the Warrant is a Private Placement Warrant that is to be exercised on a “cashless basis” pursuant to subsection 3.3.1(c) of the Warrant Agreement, the number of Class A Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(c) of the Warrant Agreement.

In the event that the Warrant is to be exercised on a “cashless basis” pursuant to Section 7.4 of the Warrant Agreement, the number of Class A Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with Section 7.4 of the Warrant Agreement.

In the event that the Warrant may be exercised, to the extent allowed by the Warrant Agreement, through cashless exercise (i) the number of Class A Ordinary Shares that this Warrant is exercisable for would be determined in accordance with the relevant section of the Warrant Agreement which allows for such cashless exercise and (ii) the holder hereof shall complete the following: The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the cashless exercise provisions of the Warrant Agreement, to receive Class A Ordinary Shares. If said number of Class A Ordinary Shares is less than all of the Class A Ordinary Shares purchasable hereunder (after giving effect to the cashless exercise), the undersigned requests that a new Warrant Certificate representing the remaining balance of such Class A Ordinary Shares be registered in the name of _________, whose address is _________, and that such Warrant Certificate be delivered to _________, whose address is _________.

[Signature Page Follows]

Annex G-12

Date: ________________

(Signature)

(Address)

(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS, AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO RULE 17Ad-15 (OR ANY SUCCESSOR RULE) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED).

Annex G-13

Annex H

FORM OF SPONSOR INDEMNIFICATION AGREEMENT

This Sponsor Indemnification Agreement (this “Agreement”) is dated as of [•], 2025, by and among Horizon Quantum Holdings Ltd., a Singapore public company limited by shares (“Holdco”), Horizon Quantum Computing Pte. Ltd., a Singapore private company limited by shares (the “Company”), and dMY Squared Sponsor, LLC, a Delaware limited liability company (the “Sponsor”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Business Combination Agreement, dated as of September 9, 2025, entered into by and among dMY Squared Technology Group, Inc., a Massachusetts corporation (the “SPAC”), Holdco, Rose Acquisition Pte. Ltd., a Singapore private company limited by shares and wholly-owned subsidiary of Holdco, Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco, and the Company (the “Business Combination Agreement”).

RECITALS

WHEREAS, on the date hereof, Holdco consummated the transactions contemplated by the Business Combination Agreement; and

WHEREAS, in connection with the Business Combination, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, the parties hereto agree, as follows:

1.

Holdco and the Company each hereby agrees to and shall indemnify, exonerate and hold harmless the Sponsor and its shareholders, members, directors, managers and officers (each, a “Sponsor Indemnified Person”), from and against any and all actions, causes of action, suits, claims, proceedings, investigations, liabilities, losses, damages, costs, fees, penalties, awards, settlements, judgments, decrees, amounts paid in settlement or expenses (including interest, assessments and other charges in connection therewith and reasonable fees and disbursements of attorneys and other professional advisors and costs of suit) (collectively, the “Sponsor Indemnified Liabilities”) arising out of or relating to any pending or threatened action, cause of action, suit, litigation, investigation, proceeding, inquiry, arbitration or claim against any of them or in which any of them may be a participant or may otherwise be involved (including as a witness) that arises out of or relates to the SPAC’s operations or conduct of its business (including, for the avoidance of doubt, the Transactions), and/or any claim against the Sponsor and/or a Sponsor Indemnified Person alleging any expressed or implied management, control or endorsement of any activities of the SPAC, or any express or implied association with Holdco, the Company, or the SPAC, or any of their respective affiliates (each of the foregoing, a “Claim”); provided, that the foregoing shall not apply to any Sponsor Indemnified Liabilities to the extent arising primarily out of (a) any breach by such Sponsor Indemnified Person of any other agreement between such Sponsor Indemnified Person, on the one hand, and the Company, Holdco or the SPAC or any of their respective Subsidiaries, on the other hand, or (b) the willful misconduct, gross negligence or bad faith of such Sponsor Indemnified Person.

2.

Holdco and the Company will, at their expense, undertake the defense of any Claim with attorneys of their own choosing reasonably satisfactory in all respects to the applicable Sponsor Indemnified Person, subject to the right of such Sponsor Indemnified Person to undertake such defense as hereinafter provided. The applicable Sponsor Indemnified Person may participate in such defense with counsel of such Sponsor Indemnified Person’s choosing at the expense of Holdco and the Company. In the event that Holdco or the Company does not undertake the defense of any Claim within a reasonable time after the applicable Sponsor Indemnified Person has given the notice thereof, pursuant to Section 13 hereof, or in the event that such Sponsor Indemnified Person shall in good faith determine that the defense of any Claim by Holdco and/or the Company is inadequate or may conflict with the interest of such Sponsor Indemnified Person, such Sponsor Indemnified Person may, at the expense of Holdco and the Company and after giving notice, pursuant to Section 13 hereof, to Holdco or the Company of such action, undertake the defense of the Claim and compromise or settle the Claim, all for the account of and at the risk of Holdco and the Company.

3.

Holdco and the Company shall pay all reasonable and documented costs and expenses (including, without limitation, attorneys’ fees and costs of experts) incurred by any Sponsor Indemnified Person in connection with such Sponsor Indemnified Person’s defense of any such Claim promptly after receipt of any statement therefor.

Annex H-1

4.

In the defense of any Claim against a Sponsor Indemnified Person, the Company and Holdco shall not, except with the prior written consent of such Sponsor Indemnified Person, consent to entry of any judgment or enter into any settlement that includes any injunctive or other non-monetary relief or any payment of money by such Sponsor Indemnified Person, or that does not include as an unconditional term thereof the giving by the person or persons asserting such Claim to such Sponsor Indemnified Person of an unconditional release from all liability on any of the matters that are the subject of such Claim and an acknowledgement that such Sponsor Indemnified Person denies all wrongdoing in connection with such matters.

5.

The Company and Holdco shall not be obligated to indemnify a Sponsor Indemnified Person against amounts paid in settlement of a Claim if such settlement is effected by such Sponsor Indemnified Person without the prior written consent of the Company or Holdco, which shall not be unreasonably withheld or delayed.

6.

If the indemnification provided for in this Agreement is for any reason not available to a Sponsor Indemnified Person as a matter of law in respect of any losses, claims, damages or liabilities referred to herein, then, in lieu of indemnifying such Sponsor Indemnified Person therefor, the Company and Holdco shall contribute to the amount paid or payable by such Sponsor Indemnified Person as a result of such losses, claims, damages or liabilities (and expenses relating thereto):

a.       in such proportion as is appropriate to reflect the relative benefits to the Sponsor Indemnified Person, on the one hand, and the Company and Holdco, on the other hand, of the subject matter of this Agreement; or

b.        if the allocation provided by clause (a) above is not available, in such proportion as is appropriate to reflect not only the relative benefits referred to in such clause (a) but also the relative fault of each of such Sponsor Indemnified Person and the Company and Holdco, as well as any other relevant equitable considerations.

7.

The provisions of this Agreement are (x) intended to be for the benefit of, and will be enforceable by, each Sponsor Indemnified Person and each such Sponsor Indemnified Person’s heirs, legatees, representatives, successors and assigns, and shall be binding on all successors and assigns of Holdco and the Company and may not be terminated or amended in any manner adverse to such Sponsor Indemnified Person without its prior written consent and (y) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Sponsor Indemnified Person may have by contract or otherwise. For the avoidance of doubt, no amendment, alteration, or repeal of this Agreement or of any provision hereof shall limit or restrict any right of each Sponsor Indemnified Person under this Agreement in respect of any Claim (regardless of when such Claim is first threatened, commenced, or completed), issue, or matter therein arising out of, or related to, any action taken or omitted by such Sponsor Indemnified Person prior to such amendment, alteration, or repeal.

8.

This Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Business Combination Agreement or any documents related thereto or referred to therein. This Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by the undersigned.

9.

The Company and Holdco shall require and cause any of its successors (whether direct or indirect by purchase, merger, consolidation, or otherwise) to this Agreement, by written agreement in form and substance satisfactory to each Sponsor Indemnified Person, expressly to assume and agree to perform this Agreement to the fullest extent permitted by law. This Agreement shall be binding on the undersigned and each of its respective successors (whether direct or indirect by purchase, merger, consolidation, or otherwise), heirs and assigns and permitted transferees.

10.

The Law of the State of New York shall govern (a) all claims or matters related to or arising from this Agreement (including any tort or non-contractual claims) and (b) any questions concerning the construction, interpretation, validity and enforceability of this Agreement, and the performance of the obligations imposed by this Agreement, in each case without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of New York.

Annex H-2

11.

Each party hereto submits to the exclusive jurisdiction of first, the New York Supreme Court, Commercial Division, located in the Borough of Manhattan in the City of New York, in the State of New York or if such court declines jurisdiction, then to any court of the State of New York or the Federal District Court for the Southern District of New York, in any Proceeding arising out of or relating to this Agreement, agrees that all claims in respect of the Proceeding shall be heard and determined in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other courts. Nothing in this Section 11, however, shall affect the right of any party to serve legal process in any other manner permitted by Law or at equity. Each party hereto agrees that a final judgment in any Proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by Law or at equity. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT. EACH PARTY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

12.

The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity without the necessity of proving the inadequacy of money damages as a remedy and without bond or other security being required, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto hereby further acknowledges that the existence of any other remedy contemplated by this Agreement does not diminish the availability of specific performance of the obligations hereunder or any other injunctive relief. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the New York Supreme Court, Commercial Division, located in the Borough of Manhattan in the City of New York, in the State of New York, this being in addition to any other remedy to which such party is entitled at law or in equity. Each party hereto hereby further agrees that in the event of any action by any other party for specific performance or injunctive relief, it will not assert that a remedy at law or other remedy would be adequate or that specific performance or injunctive relief in respect of such breach or violation should not be available on the grounds that money damages are adequate or any other grounds.

13.

Any notice or other communication hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 5:00 PM on a Business Day, addressee’s day and time, on the date of delivery, and otherwise on the first Business Day after such delivery; (b) if by email, on the date of transmission; or (c) five (5) days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties hereto as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party hereto shall specify to the others in accordance with these notice provisions:

If to Holdco or the Company:

Horizon Quantum Computing Pte. Ltd.

29 Media Cir., #05-22

Singapore, 138565

Attention:	Joseph Fitzsimons
E-mail:

with a copy (which shall not constitute notice) to:

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Fl

New York, NY 10105

Attention:	Adam C. Berkaw; David H. Landau
Email:	aberkaw@egsllp.com; dlandau@egsllp.com

Annex H-3

If to Sponsor:

dMY Squared Sponsor, LLC

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

Attention:	Harry You
Email:

with a copy (which shall not constitute notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020

Attention:	Joel Rubinstein; Jonathan Rochwarger; Neeta Sahadev; Daniel Nussen
Email:	joel.rubinstein@whitecase.com; jonathan.rochwarger@whitecase.com;
neeta.sahadev@whitecase.com; daniel.nussen@whitecase.com

[Signature Page Follows]

Annex H-4

IN WITNESS WHEREOF, Holdco, the Company, and Sponsor have each caused this Sponsor Indemnification Agreement to be duly executed as of the date first written above.

HORIZON QUANTUM HOLDINGS LTD.
By:
Name:
Title:
HORIZON QUANTUM COMPUTING PTE. LTD.
By:
Name:	Joseph Fitzsimons
Title:	Chief Executive Officer
DMY SQUARED SPONSOR, LLC.
By:
Name:	Harry L. You
Title:	Managing Member

[Signature Page to the Sponsor Indemnification Agreement]

Annex H-5

Annex I

FORM OF HORIZON QUANTUM HOLDINGS LTD. 2025 EQUITY INCENTIVE PLAN

1.    Purpose

The Plan’s purpose is to attract, retain, and motivate persons who make important contributions to the Company by providing these individuals with the opportunity to acquire Shares. Additionally, the Plan is intended to align the interests of these individuals to those of the Company’s other shareholders.

2.    Definitions

2.1.      Administrator means the Board or a Committee to the extent the Board’s powers and authorities under the Plan have been delegated to a Committee. “Administrator” also includes any officer that has been delegated authority pursuant to Section 4.2 for such time as such delegation is in effect.

2.2.      Affiliate means (i) any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company and/or (ii) to the extent provided by the Board or a Committee, any person or entity in which the Company has a significant interest as determined by the Board or a Committee in its discretion. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise.

2.3.      Applicable Law means any applicable law, including without limitation: (i) provisions of the Singapore Companies Act, the Singapore Securities and Futures Act, the Code, the Securities Act, the Exchange Act and any rules or regulations thereunder, (ii) corporate, securities, tax or other laws, statutes, rules, requirements, or regulations, whether federal, state, local, or foreign, and (iii) rules of any securities exchange or automated quotation system on which the Shares are listed, quoted, or traded.

2.4.      Award means an Option award, Share Appreciation Right award, Restricted Share award, Restricted Share Unit award, Performance Award, Dividend Equivalents award, or Other Share or Cash Based Award granted to a Participant under the Plan.

2.5.      Award Agreement means an agreement (written or electronic) made and delivered in accordance with Section 12.3 of this Plan, evidencing the grant of an Award hereunder.

2.6.      Board means the Board of Directors of the Company.

2.7.      Cause means, in the case of a particular Award, unless the applicable Award Agreement states otherwise, (i) the Company or an Affiliate having “cause” to terminate a Participant’s employment or service, as defined in any employment or consulting agreement or similar document or policy between the Participant and the Company or an Affiliate in effect at the time of such termination or (ii) in the absence of any such employment or consulting agreement, document or policy (or the absence of any definition of “Cause” contained therein), (A) a continuing material breach or material default (including, without limitation, any material dereliction of duty) by Participant of any agreement between the Participant and the Company, except for any such breach or default which is caused by the Participant’s Disability, or a continuing failure by the Participant to follow the direction of a duly authorized representative of the Company; (B) gross negligence, willful default or breach of fiduciary duty to the Company or Affiliate by the Participant; (C) the commission by the Participant of an act of fraud, embezzlement or any crime of dishonesty in connection with the Participant’s duties to the Company or Affiliate; or (D) the Participant’s conviction of, or plea of nolo contendere or other guilty plea to, any crime that would materially and adversely affect: (i) the business reputation of the Company or Affiliate or (ii) the performance of the Participant’s duties to the Company or an Affiliate. Any determination of whether Cause exists shall be made by the Administrator in its sole discretion.

Annex I-1

2.8.      Change in Control shall, in the case of a particular Award, unless the applicable Award Agreement provides otherwise or contains a different definition of “Change in Control” be deemed to occur upon:

2.8.1.  A tender offer or other offer (or series of related offers) which is made and consummated for the ownership of 50% or more of the outstanding voting securities of the Company, unless as a result of such tender offer more than 50% of the outstanding voting securities of the surviving or resulting corporation or entity are owned in the aggregate by (A) the shareholders of the Company (as of the time immediately prior to the commencement of such offer), or (B) any employee benefit plan of the Company or its Subsidiaries, and their Affiliates;

2.8.2.  The consummation of the Company’s amalgamation, merger or consolidation with another corporation, unless as a result of such amalgamation, merger or consolidation, more than 50% of the outstanding voting securities of the surviving or resulting corporation or entity shall be owned in the aggregate by (A) the shareholders of the Company (as of the time immediately prior to such transaction); provided, that an amalgamation, merger or consolidation of the Company with another company which is controlled by persons owning more than 50% of the outstanding voting securities of the Company shall constitute a Change in Control unless the Administrator, in its discretion, determine otherwise, or (B) any employee benefit plan of the Company or its Subsidiaries, and their Affiliates;

2.8.3.  The consummation of the Company’s sale of substantially all of its assets to another entity that is not wholly owned by the Company, unless as a result of such sale more than 50% of such assets shall be owned in the aggregate by (A) the shareholders of the Company (as of the time immediately prior to such transaction), or (B) any employee benefit plan of the Company or its Subsidiaries, and their Affiliates;

2.8.4.  The consummation of a transaction, or series of transactions, in which a Person acquires securities carrying 50% or more of the voting rights of the Company (whether directly, indirectly, beneficially or of record), unless as a result of such acquisition securities carrying more than 50% of the voting rights of the surviving or resulting corporation or entity shall be owned in the aggregate by (A) the shareholders of the Company (as of the time immediately prior to the first acquisition of such securities by such Person), or (B) any employee benefit plan of the Company or its Subsidiaries, and their Affiliates; or

2.8.5. The Incumbent Directors cease to constitute a majority of the Board for any reason.

For purposes of this Section 2.8, ownership of voting securities shall take into account and shall include ownership as determined by applying the provisions of Rule 13d-3(d)(1)(i) (as in effect on the date hereof) under the Exchange Act.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award or portion thereof that provides for the deferral of compensation that is subject to Section 409A, then to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described above in this Section 2.8 with respect to such Award or portion thereof shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).

The Administrator shall have the authority, in its sole discretion, to determine whether a Change in Control has occurred, the effective date of such Change in Control, and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

2.9.      Clawback Policies means any policy of the Company regarding the reduction, recoupment, clawback or recovery of compensation, as such policies may be amended from time to time. “Clawback Policies” includes the Company’s policies to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act, or other Applicable Law, as well as any implementing regulations and/or listing standards.

Annex I-2

2.10.    Closing means the closing of the business combination agreement, dated as of September 9, 2025, by and between dMY Squared Technology Group, Inc., the Company, Rose Acquisition Pte. Ltd., a Singapore private company limited by shares and wholly-owned subsidiary of the Company, [Horizon Merger Sub 2, Inc.], a Massachusetts corporation and wholly-owned subsidiary of the Company, and Horizon Quantum Computing Pte. Ltd., a Singapore private company limited by shares.

2.11.    Code means the Internal Revenue Code of 1986, as amended, and any successor thereto. References in this Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance issued by any governmental authority under such section, and any amendments or successor provisions to such section, regulations or guidance.

2.12.    Committee means one or more committees or subcommittees of the Board, which shall be comprised, unless otherwise determined by the Board, solely of not less than two members who shall be (i) Non-Employee Directors, and (ii) “Non-Employee Directors” within the meaning of Rule 16b-3.

2.13.    Company means Horizon Quantum Holdings Ltd. (UEN: 202537774K), a Singapore public company limited by shares.

2.14.    Consultant means any person, including any adviser, engaged by the Company or a Subsidiary to render services to such entity if the consultant or adviser: (i) renders bona fide services to the Company or a Subsidiary, (ii) renders services not in connection with the offer or sale of securities in a capital-raising transaction and does not directly or indirectly promote or maintain a market for the Company’s securities, and (iii) who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Securities Act.

2.15.    Designated Beneficiary means, if permitted by the Company, the beneficiary or beneficiaries the Participant designates, in a manner the Company determines, to receive amounts due or exercise the Participant’s rights if the Participant dies. If a Participant does not make an effective designation, then the “Designated Beneficiary” will mean the Participant’s estate or legal heirs.

2.16.    Director means a Board member.

2.17.    Disability means a permanent and total disability under Code Section 22(e)(3).

2.18.    Dividend Equivalents means a right granted to a Participant to receive the equivalent value (in cash or Shares) of dividends paid on a specified number of Shares. Such Dividend Equivalents shall be converted to cash or additional Shares, or a combination of cash and Shares, by such formula and at such time and subject to such limitations as may be determined by the Administrator.

2.19.    Effective Date has the meaning ascribed to such term in Section 21.

2.20.    Employee means any employee of the Company or any of its Subsidiaries.

2.21.    Exchange Act means the United States Securities Exchange Act of 1934, as amended, and all regulations, guidance, and other interpretive authority issued thereunder.

2.22.    Fair Market Value means unless otherwise provided by the Administrator in accordance with Applicable Law, on a given date, (i) if the Shares are listed on a national securities exchange, the closing sales price on the principal exchange of the Shares on such date, as reported in The Wall Street Journal or another source the Administrator deems reliable, or, in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported, or (ii) if the Shares are not listed on a national securities exchange, the mean between the bid and offered prices as quoted by any nationally recognized interdealer quotation system for such date, as reported in The Wall Street Journal or another source the Administrator deems reliable, provided that if the Shares are not quoted on an interdealer quotation system or it is determined that the fair market value is not properly reflected by such quotations, Fair Market Value will be determined by such other method as the Administrator determines in good faith to be reasonable and in compliance with Section 409A.

2.23.    GAAP means United States Generally Accepted Accounting Principles.

Annex I-3

2.24.    Greater Than 10% Shareholder means an individual then owning (within the meaning of Code Section 424(d)) more than 10% of the total combined voting power of all classes of shares of the Company or of any Parent or of any Subsidiary.

2.25.    Incentive Share Option means an Option that meets the requirements to qualify as an “incentive stock option” as defined in Code Section 422.

2.26.    Incumbent Directors means, for any period of 12 consecutive months, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in clause 2.8.1 or 2.8.3 of the Change in Control definition) whose election or nomination for election to the Board was approved by a vote of at least a majority (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for Director without objection to such nomination) of the Directors then still in office who either were Directors at the beginning of the 12-month period or whose election or nomination for election was previously so approved. No individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to Directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be an Incumbent Director.

2.27.    Non-Employee Director means a Director who is not an Employee.

2.28.    Nonqualified Option means an Option that by its terms, or in operation, does not qualify or is not intended to qualify as an Incentive Share Option.

2.29.    Option means an Award granted pursuant to Section 6 hereof (excepting Share Appreciation Rights) to purchase a specified number of Shares at a specified price per Share during a specified time period, each as specified in an Award Agreement. An Option may be either an Incentive Share Option or a Nonqualified Option.

2.30.    Other Share or Cash Based Awards means cash awards, awards of Shares, and other awards valued by reference to or based on, Shares or other property.

2.31.    Parent means a “parent corporation,” whether now or hereafter existing, as defined by Code Section 424(e).

2.32.    Participant means a Service Provider who has been granted an Award.

2.33.    Performance Award means an Award granted hereunder that vests or is earned based at least in part upon the attainment of performance criteria established by the Administrator.

2.34.    Period of Restriction means the period during which the transfer of Restricted Shares is subject to restrictions and a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of certain performance criteria, or the occurrence of other events as determined by the Administrator.

2.35.    Person means as defined in Section 3(a)(9) of the Exchange Act, as modified and used in Sections 13(d) and 14(d) thereof; however, a Person shall not include (A) the Company or any of its Subsidiaries; (B) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Subsidiaries; (C) an underwriter temporarily holding securities pursuant to an offering of such securities; or (D) a corporation owned, directly or indirectly, by the shareholders of the Company in substantially the same proportion as their ownership of shares of the Company.

2.36.    Plan means this Horizon Quantum Holdings Ltd. 2025 Equity Incentive Plan.

2.37.    Restricted Shares means Shares, subject to a Period of Restriction or certain other specified restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous service for a specified period of time), granted under Section 7 or issued pursuant to the early exercise of an Option.

Annex I-4

2.38.    Restricted Share Unit or RSU means an unfunded and unsecured promise to deliver Shares, cash, other securities, or other property, subject to certain restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous service for a specified period of time), granted under Section 8.

2.39.    Restrictive Covenant means any non-competition, non-solicitation, confidentiality, non-disparagement, non-disclosure, or similar agreement between a Participant and the Company or an Affiliate.

2.40.    Rule 16b-3 means Rule 16b-3 promulgated under the Exchange Act, as amended.

2.41.    Securities Act means the United States Securities Act of 1933, as amended, and all regulations, guidance, and other interpretive authority issued thereunder.

2.42.    Section 409A means Code Section 409A and the regulations and other guidance promulgated thereunder by the United States Treasury Department, as amended.

2.43.    Service Provider means an Employee, Consultant, or a Director.

2.44.    Singapore Companies Act means the Companies Act 1967 of Singapore as from time to time modified, re-enacted or consolidated, and includes any subsidiary or subordinate legislation made from time to time under that statute or statutory provision.

2.45.    Singapore Securities and Futures Act means the Securities and Futures Act 2001 of Singapore as from time to time modified, re-enacted or consolidated, and includes any subsidiary or subordinate legislation made from time to time under that statute or statutory provision.

2.46.    Share Limit has the meaning ascribed to such term in Section 5.1.

2.47.    Shares means the Class A ordinary shares of the Company (and any shares or other securities into which such common shares may be converted or into which they may be exchanged).

2.48.    Share Appreciation Right or SAR means a right granted under Section 6 hereof to receive a payment equal to the excess of the Fair Market Value of a specified number of Shares on the date the right is exercised over the exercise price set forth in the applicable Award Agreement.

2.49.    Subsidiary means a “subsidiary corporation,” whether now or hereafter existing, as defined by Code Section 424(f).

2.50.    Substitute Awards means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company or other entity acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

2.51.    Tax Obligations means all tax obligations (including personal income tax) and social security contributions whether in Singapore or elsewhere, including but not limited to any United States and non-United States federal, state, and/or local taxes, including income tax, social insurance contributions, fringe benefit tax, employment tax, stamp tax, and any employer tax liability which has been transferred to a Participant, for which a Participant is liable in connection with Awards and/or Shares.

2.52.    Termination of Service means the time at which a Participant has terminated from all service or engagement with the Company and its Affiliates (including cessation as a director), for any reason. A Termination of Service shall occur when: (a) a Participant is no longer a Consultant, Employee, or Non-Employee Director; or (b) where a Participant is a Director and an Employee, the Participant’s employment with the Company is terminated or the Participant ceases to be a director of the Company, whichever is earlier. Where applicable, a “Termination of Service” shall only occur when such termination is also a “separation from service” (as defined by Section 409A). The Company, in its sole discretion, shall make all determinations regarding whether a Termination of Service has occurred.

Annex I-5

3.    Eligibility

Service Providers are eligible to receive Awards pursuant to the Plan, subject to the Plan’s conditions and limitations. No Service Provider shall have any right to be granted an Award pursuant to the Plan, and neither the Company nor the Administrator is obligated to treat Service Providers, Participants, or other persons uniformly.

4.    Administration

4.1.  Generally. The Plan will be administered by the Administrator. The Administrator is authorized, subject to the provisions of the Plan, to establish such rules and regulations as it deems necessary for the proper administration of the Plan and to make such determinations and interpretations, and to take such action in connection with the Plan and any benefits granted hereunder as it deems necessary or advisable. Without limiting the foregoing, the Administrator shall have the sole discretion to (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Shares to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, Shares, other securities, other Awards or other property, or canceled, forfeited, or suspended, and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Shares, other securities, other Awards or other property and other amounts payable with respect to an Award shall be made; (vii) interpret, administer, reconcile any inconsistency in, settle any controversy regarding, correct any defect in and/or complete any omission in this Plan and any instrument or agreement relating to, or Award granted under, this Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Administrator shall deem appropriate for the proper administration of this Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards; (x) to reprice existing Awards or to grant Awards in connection with or in consideration of the cancellation of an outstanding Award with a higher price; and (xi) make any other determination and take any other action that the Administrator deems necessary or desirable for the administration of the Plan. All determinations and interpretations made by the Administrator shall be binding and conclusive on all Participants and their legal representatives.

4.2.  Delegation. The Board or a Committee may delegate its powers and authorities to one or more Committees or officers of the Company, provided, however, that no officer of the Company or any Subsidiary may be delegated authority to grant, amend, modify, make any administrative determination to, or cancel any Awards held by either (A) any person subject to Section 16 of the Exchange Act or (B) an officer who has been delegated any authority under the Plan. All delegations shall be subject to terms and conditions determined by the Board or a Committee. Any delegation of authority under the Plan may be revoked at any time. Regardless of any delegation, the Board or a Committee may act as the Administrator at any time in accordance with Applicable Law.

4.3.  Liability. Neither the Administrator nor any employee of the Company shall be liable for any act or failure to act hereunder, except in circumstances involving his or her bad faith, gross negligence, or willful misconduct, or for any act or failure to act hereunder by any other member or employee or by any agent to whom duties in connection with the administration of this Plan have been delegated. To the extent permitted by Applicable Law and the constitution of the Company, the Company shall indemnify members of the Administrator and any agent of the Administrator who is an employee of the Company, a Subsidiary, or an Affiliate against any and all liabilities or expenses to which they may be subjected by reason of any act or failure to act with respect to their duties on behalf of the Plan, except in circumstances involving such person’s bad faith, gross negligence or willful misconduct.

4.4.  Administrative Delegation and Reliance. The Administrator may delegate to one or more of its members, or to one or more agents, such administrative duties as it may deem advisable, and the Administrator, or any person to whom it has delegated duties as aforesaid, may employ one or more persons to render advice with respect to any responsibility the Administrator or such person may have under the Plan. The Administrator may employ such legal or other counsel, consultants, and agents as it may deem desirable for the administration of the Plan and may rely upon any opinion or computation received from any such counsel, consultant, or agent.

Annex I-6

5.    Plan Limits

5.1.  Number of Shares Available for Issuance. Subject to the provisions of Section 11, the maximum aggregate number of Shares that may be issued under the Plan shall be the sum of (A) ten percent (10%) of the sum of (x) the total number of the Company’s ordinary shares issued and outstanding immediately after the Closing, plus (y) the total number of the Company’s ordinary shares issuable upon conversion, exercise, or exchange of convertible, exercisable, or exchangeable securities outstanding immediately after the Closing, plus (B) an increase commencing on January 1, 2026 and continuing annually on each anniversary thereof through and including January 1, 2035, equal to the lesser of (i) five percent (5%) of the Shares available for issuance under the Plan as of the last day of the immediately preceding calendar year and (ii) such smaller number of Shares as determined by the Board or the Committee (the “Share Limit”). The Shares subject to the Plan may be newly issued or repurchased shares.

5.2.  Share Recycling. Upon payment in Shares pursuant to the exercise or settlement of an Award, the number of Shares available for issuance under the Plan shall be reduced only by the number of Shares actually issued in such payment. If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender of Shares, or if the Shares are tendered or withheld to satisfy any tax withholding obligations, the number of Shares so tendered or withheld shall again be available for issuance pursuant to future Awards under the Plan, although such Shares shall not again become available for issuance as Incentive Share Options. Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. If any outstanding Award expires or is terminated or canceled without having been exercised or settled in full, or if the Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company, the Shares allocable to the terminated portion of such Award or such forfeited or repurchased Shares shall again be available for grant under the Plan.

5.3.  Incentive Share Option Limit. No more than ten percent (10%) of the sum of (x) the total number of the Company’s ordinary shares issued and outstanding immediately after the Closing, plus (y) the total number of the Company’s ordinary shares issuable upon conversion, exercise, or exchange of convertible, exercisable, or exchangeable securities outstanding immediately after the Closing, Shares (subject to adjustment pursuant to Section 11) may be issued under the Plan upon the exercise of Incentive Share Options.

5.4.  Substitute Awards. Substitute Awards shall not be counted against the Share Limit; provided, however, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding Options intended to qualify as Incentive Share Options shall be counted against the Incentive Share Option limit in Section 5.3. Additionally, Shares subject to Substitute Awards shall not be added to the Shares available for Awards under the Plan pursuant to Section 5.2. If the Company or any Subsidiary acquires or combines with a company that has shares available under an equity plan approved by shareholders and in place prior to such acquisition or combination (and not adopted in contemplation of such acquisition or combination), the available shares under the acquired or combined entity’s plan (as appropriately adjusted to reflect the transaction) may be used for Awards under the Plan and shall not count against the Share Limit (and Shares subject to such Awards may again become available for Awards under the Plan as provided in Section 5.2). Awards made from the available shares of an acquired or combined entity’s plan shall not be made after the date awards or grants could not be under the terms of the acquired or combined entity’s plan prior to the acquisition or combination, and shall only be made to individuals who were not Service Providers prior to such acquisition or combination. Substitute Awards may be granted on such terms and conditions as the Administrator deems appropriate.

5.5.  Non-Employee Director Award Limit. Notwithstanding any provision to the contrary in the Plan or in any policy of the Company regarding Non-Employee Director compensation, the sum of the grant date fair value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all equity-based Awards and the maximum amount that may become payable pursuant to all cash-based Awards that may be granted to a Service Provider as compensation for services as a Non-Employee Director during any calendar year shall not exceed $1,000,000 for such Service Provider’s first year of service as a Non-Employee Director and $750,000 for each year thereafter.

Annex I-7

6.    Options and Share Appreciation Rights

6.1.  General. The Administrator, at any time and from time to time, may grant Options or Share Appreciation Rights under the Plan to Service Providers. Each Option or Share Appreciation Right shall be subject to such terms and conditions consistent with the Plan as the Administrator may impose from time to time, subject to the limitations in this Section 6. Any Option or Share Appreciation Rights granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. Exercising an Option or Share Appreciation Right in any manner will decrease the number of Shares thereafter available for purchase under the Option or Share Appreciation Right, by the number of Shares as to which the Option or Share Appreciation Right is exercised.

6.2.  Exercise Price. The per share exercise price for Shares to be issued pursuant to the exercise of an Option or Share Appreciation Right will be determined by the Administrator; provided, however, that if it is necessary to avoid the imposition of taxes under Section 409A, the exercise price per Share shall be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant, subject to Section 5.4. In the case of an Option or Share Appreciation Right that is a Substitute Award or if the taxes under Section 409A do not apply, the exercise price for Shares subject to such Option or Share Appreciation Right may be less than the Fair Market Value per Share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Code Sections 424 and 409A.

6.3.  Exercise Period. Options and Share Appreciation Rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that no Option or Share Appreciation Right shall be exercisable later than (i) ten (10) years after the date it is granted to any Participant who is an employee of the Company or its related corporations (as defined in the Singapore Companies Act), and (ii) five (5) years after the date it is granted to any other Participant. No portion of an Option or Share Appreciation Right which is unexercisable at a Participant’s Termination of Service shall thereafter become exercisable and the portion of an Option or Share Appreciation Right which is unexercisable at a Participant’s Termination of Service shall automatically expire on the date of such Termination of Service. Options and Share Appreciation Rights granted to an Employee who is a non-exempt employee for purposes of overtime pay under the United States Fair Labor Standards Act of 1938 shall not become exercisable earlier than six months after its date of grant. Options and Share Appreciation Rights shall terminate at such earlier times and upon such conditions or circumstances as the Administrator shall in its discretion set forth in such Award Agreement at the date of grant; provided, however, the Administrator may, in its sole discretion, later waive any such condition. If, prior an Option’s or Share Appreciation Right’s exercise and prior to its termination, a Participant commits an act of Cause (to be determined by the Administrator), or violates a Restrictive Covenant, the Administrator may terminate the Participant’s right to exercise the Option or Share Appreciation Right when it reasonably believes that the Participant may have participated in such act or violation.

6.4.  Exercise. Options and Share Appreciation Rights may be exercised by delivering to the Company (or such other person or entity designated by the Administrator) a notice of exercise, in a form and manner the Company approves, which may be written or electronic, signed or authenticated by the person authorized to exercise the Option or Share Appreciation Right, together with, as applicable, (a) payment in full of the exercise price for the number of Shares for which the Option is exercised in a manner consistent with Section 6.5 and (b) satisfaction in full of any withholding obligations for Tax Obligations in a manner specified in Section 12.5. The Administrator may, in its discretion, require that any partial exercise of an Option or Share Appreciation Right be with respect to a minimum number of Shares.

6.5.  Payment Upon Exercise. To the extent permitted by Applicable Law, the Participant may pay the Option exercise price by cash, wire transfer, or check and, if approved by the Administrator, as determined in its sole discretion, by the following methods:

6.5.1. surrender of other Shares that meet the conditions established by the Administrator to avoid adverse accounting consequences to the Company (as determined by the Administrator);
Annex I-8

6.5.2. by a broker-assisted cashless exercise in accordance with procedures approved by the Administrator, whereby payment of the exercise price may be satisfied, in whole or in part, with Shares subject to the Option by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Administrator) to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price;

6.5.3. for a Nonqualified Option, by delivery of a notice of “net exercise” to the Company, pursuant to which the Participant shall surrender Shares then issuable upon the Nonqualified Option’s exercise valued at their Fair Market Value on the exercise date;

6.5.4. such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Law;

6.5.5. any combination of the foregoing methods of payment.

6.6.  Incentive Share Options.

6.6.1. Each Option will be designated in the Award Agreement as either an Incentive Share Option or a Nonqualified Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Share Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company, its Parent, or any Subsidiary) exceeds $100,000 (or such other limit established in the Code), such Options will be treated as Nonqualified Options. For purposes of this Section 6.6.1, Incentive Share Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option is granted.

6.6.2. In the case of an Incentive Share Option, the exercise price will be determined by the Administrator, but shall be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. The term of any Incentive Share Option will be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Share Option granted to a Greater Than 10% Shareholder, the term of the Incentive Share Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement and the exercise price shall not be less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant.

6.6.3. No Option shall be treated as an Incentive Share Option unless this Plan has been approved by the shareholders of the Company in a manner intended to comply with the shareholder approval requirements of Code Section 422(b)(1), provided that any Option intended to be an Incentive Share Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Option unless and until such approval is obtained.

6.6.4. In the case of an Incentive Share Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Code Section 422. If for any reason an Option intended to be an Incentive Share Option (or any portion thereof) shall not qualify as an Incentive Share Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Option appropriately granted under this Plan.

6.6.5. By accepting an Incentive Share Option, the Participant agrees to give prompt notice to the Company of dispositions or other transfers (other than in connection with a Change in Control) of Shares acquired under the Option made within the later of (a) two years from the grant date of the Option or (b) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, or other consideration, in such disposition or transfer. Neither the Company nor the Administrator will be liable to a Participant, or any other party, if an Incentive Share Option fails or ceases to qualify as an “incentive stock option” under Code Section 422. Any Incentive Share Option or portion thereof that fails to qualify as an “incentive stock option” under Code Section 422 for any reason, will be a Nonqualified Option.

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7.    Restricted Shares

7.1.  Generally. The Administrator, at any time and from time to time, may grant Restricted Shares to Service Providers in such amounts as the Administrator, in its sole discretion, will determine, subject to the limitations of this Section 7. Each Award of Restricted Shares will be evidenced by an Award Agreement that will specify the Period of Restriction and the applicable restrictions, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Restricted Shares may be awarded in consideration for (i) cash, check, bank draft or money order payable to the Company, (ii) past service, or (iii) any other form of legal consideration (including future Service) that may be acceptable to the Administrator, in its sole discretion, and permissible under Applicable Laws.

7.2.  Restrictions; Voting Rights; Transferability. Unless the Administrator determines otherwise, Restricted Shares will be held by the Company as escrow agent until the restrictions on such Restricted Shares have lapsed. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed. During the Period of Restriction, a Participant holding Restricted Shares may exercise the voting rights applicable to those restricted Shares, unless the Administrator determines otherwise. Restricted Shares may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

7.3.  Dividends and Other Distributions. Except as provided in the Award Agreement, during the Period of Restriction, a Participant holding Restricted Shares will be entitled to receive all dividends and other distributions paid with respect to such Restricted Shares. If any such dividends or distributions are paid in Shares, such Shares will be subject to the same restrictions on transferability and forfeitability as the Restricted Shares with respect to which they were paid.

7.4.  Return of Restricted Shares to the Company. On the date set forth in the Award Agreement, the Restricted Shares for which restrictions have not lapsed will be forfeited and will revert to the Company and again will become available for grant under the Plan.

7.5.  Section 83(b) Election. If a Participant makes an election under Code Section 83(b) to be taxed with respect to the Restricted Shares as of the date of transfer of the Restricted Shares rather than as of the date or dates upon which such Participant would otherwise be taxable under Code Section 83(a), such Participant shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof.

8.    Restricted Share Units (RSUs)

8.1.  Generally. The Administrator, at any time and from time to time, may grant RSUs under the Plan to Service Providers. Each RSU shall be subject to such terms and conditions as are consistent with the Plan and as the Administrator may impose from time to time, subject to this Section 8. Each Award of RSUs will be evidenced by an Award Agreement that will specify the terms, conditions, and restrictions related to the grant, including the number of RSUs and such other terms and conditions as the Administrator, in its sole discretion, will determine. A Participant holding RSUs will have only the rights of a general unsecured creditor of the Company until delivery of Shares, cash, other securities, other property, or a combination of the foregoing.

8.2.  Vesting and Other Terms. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of RSUs that will be settled or paid out to the Participant. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout or other settlement of the RSUs as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of RSUs, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout or other settlement of the RSUs.

8.3.  Form and Timing of Payment. Payment of earned RSUs will be made as soon as practicable after the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned RSUs in Shares, cash, other securities, other property, or a combination of the foregoing. If a cash payment is made in lieu of delivering Shares, the amount of such payment shall be equal to the fair market value of the Shares as of the date on which the restricted period lapsed with respect to such RSUs, less an amount equal to any taxes required to be withheld or paid. The Administrator may provide that RSUs will be deferred, on a mandatory basis or at the Participant’s election, subject to compliance with Applicable Law.

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8.4.  Voting. The holders of RSUs shall have no voting rights as the Company’s shareholders.

9.    Performance Awards

9.1.  Generally. The Administrator shall have the authority to designate any Award described in Sections 6 through 8 of the Plan as a Performance Award. Additionally, the Administrator shall have the authority to make an award of a cash bonus to any Participant and designate such Award as a Performance Award.

9.2.  Discretion of Administrator. The Administrator shall have the discretion to establish the terms, conditions, and restrictions of any Performance Award. For each performance period, the Administrator shall have the sole authority to select the length of such performance period, the types of Performance Awards to be granted, the performance criteria that will be used to establish the performance goals, and the level(s) of performance which shall result in a Performance Award being earned.

9.3.  Performance Criteria. The Administrator may establish performance-based conditions for an Award as specified in the Award Agreement, which may be based on the attainment of specific levels of performance of the Company (and/or one or more Subsidiaries, divisions, business segments or operational units, or any combination of the foregoing) and may include, without limitation, any of the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) revenue or revenue growth (measured on a net or gross basis); (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital); (viii) financing and other capital raising transactions (including, but not limited to, sales of the Company’s equity or debt securities); (ix) earnings before or after taxes, interest, depreciation and/or amortization; (x) gross or operating margins; (xi) productivity ratios; (xii) share price (including, but not limited to, growth measures and total shareholder return); (xiii) expense targets; (xiv) margins; (xv) productivity and operating efficiencies; (xvi) customer satisfaction; (xvii) customer growth; (xviii) working capital targets; (xix) measures of economic value added; (xx) inventory control; (xxi) enterprise value; (xxii) sales; (xxiii) debt levels and net debt; (xxiv) combined ratio; (xxv) timely launch of new facilities; (xxvi) client retention; (xxvii) employee retention; (xxviii) timely completion of new product rollouts; (xxix) cost targets; (xxx) reductions and savings; (xxxi) productivity and efficiencies; (xxxii) strategic partnerships or transactions; and (xxxiii) personal targets, goals or completion of projects. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of the Company and/or one or more Subsidiaries as a whole or any business unit(s) of the Company and/or one or more Subsidiaries or any combination thereof, as the Administrator may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison or peer companies, or a published or special index that the Administrator, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Administrator also has the authority to provide for accelerated vesting of any Award based on the achievement of performance criteria specified in this paragraph. Any performance criteria that are financial metrics, may be determined in accordance with GAAP or may be adjusted when established to include or exclude any items otherwise includable or excludable under GAAP.

9.4.  Modification of Performance Goals. At any time, the Administrator may adjust or modify the calculation of a performance goal for a performance period, to appropriately reflect any circumstance or event that occurs during a performance period and that in the Administrator’s sole discretion, warrants adjustment or modification. Adjustments the Administrator may make include but are not limited to the following: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) unusual and/or infrequently occurring items; (vi) acquisitions or divestitures; (vii) discontinued operations; (viii) any other specific unusual or infrequently occurring or non-recurring events, or objectively determinable category thereof; (ix) foreign exchange gains and losses; and (x) a change in the Company’s fiscal year.

9.5.  Terms and Conditions to Payment. Except as otherwise provided in an Award Agreement, a Participant must be employed by the Company on the last day of a performance period to be eligible to vest and receive Shares, cash, or other consideration in respect of a Performance Award for such performance period. A Participant shall be eligible to receive payment in respect of a Performance Award only to the extent that the

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performance goals for such period are achieved and any other vesting conditions specified in the Participant’s Award Agreement are satisfied. Following the completion of a performance period, the Administrator shall determine whether, and to what extent, the performance goals for the performance period have been achieved and determine the number of Shares, cash or other consideration that will be settled pursuant to Performance Awards.

9.6.  Timing of Award Payments. Except as provided in an Award agreement, Performance Awards granted for a performance period shall be paid to Participants as soon as administratively practicable following the Administrator’s determination in accordance with Section 9.5.

10.  Other Awards

10.1.General. The Administrator may grant Dividend Equivalents or Other Share or Cash Based Awards, to one or more Service Providers, in such amounts and subject to such terms and conditions as are consistent with the Plan.

10.2.Dividend Equivalents. The Administrator may provide that any Award, other than an Option or Share Appreciation Right, may provide a Participant with the right to receive Dividend Equivalents. Dividend Equivalents may be paid currently or credited to an account for the Participant, settled in cash or Shares and subject to the same restrictions on transferability and forfeitability as the Award with respect to which the Dividend Equivalents are granted. The payment of Dividend Equivalents shall be specified in the applicable Award Agreement and shall in all cases be subject to Applicable Law.

10.3.Other Share or Cash Based Awards. Other Share-Based Awards may be granted either alone, in addition to, or in tandem with, other Awards granted under the Plan and/or cash awards made outside of the Plan. The Administrator shall have authority to determine the Service Providers to whom and the time or times at which Other Share-Based Awards shall be made, the amount of such Other Share-Based Awards, and all other conditions of the Other Share-Based Awards including any dividend and/or voting rights. The Administrator may grant Cash Awards in such amounts and subject to such performance or other vesting criteria and terms and conditions as the Administrator may determine. Cash Awards shall be evidenced in such form as the Administrator may determine.

11.  Adjustments; Change in Control

11.1.Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, share split, reverse share split, share consolidation, reorganization, amalgamation, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs such that an adjustment is determined by the Administrator (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Administrator shall, in such manner as it may deem equitable, adjust (i) the number and class of Shares which may be delivered under the Plan (or number and kind of other securities or other property); (ii) the number, class and price (including the exercise or strike price of Options and SARs) of Shares subject to outstanding Awards, (iii) any applicable performance criteria, performance period, and other terms and conditions of outstanding Performance Awards, and (iv) the numerical limits in Section 5. Notwithstanding the preceding, the number of Shares subject to any Award always shall be rounded down to the nearest whole number in the event of fractional entitlements.

11.2.Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise an Award, to the extent applicable, until ten (10) days prior to such transaction as to all of the Shares covered thereby, including Shares as to which the Award would not be vested or otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse one hundred percent (100%), and that any Award vesting shall accelerate one hundred percent (100%), provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously vested and, if applicable, exercised, an Award will terminate immediately prior to the consummation of such proposed action.

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11.3.Change in Control. In the event of a Change in Control, each outstanding Award shall be assumed or an equivalent award substituted by the acquiring or successor corporation or a parent of the acquiring or successor corporation. Unless determined otherwise by the Administrator, in the event that the successor corporation refuses to assume or substitute an Award, (A) the Participant shall fully vest in and have the right to exercise the Award as to all of the Shares, including those as to which it would not otherwise be vested or exercisable; (B) all applicable restrictions will lapse; and (C) all performance objectives and other vesting criteria will be deemed achieved at targeted levels. If an Option or SAR is not assumed or substituted in the event of a Change in Control, the Administrator shall notify the Participant in writing or electronically that the Option or SAR shall be exercisable, to the extent vested, for a period of up to fifteen (15) days from the date of such notice, and the Option or SAR shall terminate upon the expiration of such period. For the purposes of this Section 11.3, the Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether shares, cash, or other securities or property) received in the Change in Control by holders of Shares for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common shares of the acquiring or successor corporation or its parent, the Administrator may, with the consent of the acquiring or successor corporation, provide for the consideration to be received, for each Share subject to the Award, to be solely common shares of the acquiring or successor corporation or its parent equal in fair market value to the per share consideration received by holders of Shares in the Change in Control. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or the acquiring or successor corporation modifies any of such performance goals without the Participant’s consent; provided, however, that a modification to such performance goals only to reflect the acquiring or successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption. Payments under this Section 11.3 may be delayed to the same extent that payment of consideration to the holders of Shares in connection with the Change in Control is delayed as a result of escrows, earnouts, holdbacks, or any other contingencies.

12.  Provisions Applicable to Awards

12.1.Conditions Upon Issuance of Shares. Shares will not be issued pursuant to an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Law and will be further subject to the approval of counsel for the Company with respect to such compliance. As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving such Award to represent and warrant at the time of any such exercise or receipt that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required or desirable.

12.2.Transferability. No Award may be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, except by will or the laws of intestacy, descent and distribution. Each Participant may file with the Administrator a written designation of one or more persons as the beneficiary(ies) who shall be entitled to receive the amounts payable with respect to an Award, if any, due under this Plan upon his or her death. A Participant may, from time to time, revoke or change his or her beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Administrator. The last such designation filed with the Administrator shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Administrator prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his or her spouse or, if the Participant is unmarried at the time of death, his or her estate. Upon the occurrence of a Participant’s divorce (as evidenced by a final order or decree of divorce), any spousal designation previously given by such Participant shall automatically terminate.

12.3.Documentation. All Awards made under the Plan shall be made pursuant to an Award Agreement. The Administrator may, in its sole discretion, determine the terms and conditions set forth in each Award Agreement, provided that all such terms and conditions are consistent with the Plan.

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12.4.Discretion. All Awards made pursuant to the Plan may be made alone or in addition to or in conjunction with any other Award. The terms of each Award are not required to be identical, and the Administrator does not have to treat Participants or Awards uniformly.

12.5.Withholding. A Participant shall be required to pay to the Company or any Affiliate, or the Company or any Affiliate shall have the right and is hereby authorized to withhold, from any cash, Shares, other securities or other property deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, Shares, other securities or other property) of any required withholding taxes, including any Tax Obligations, in respect of an Award, its exercise, or any payment or transfer under an Award or under this Plan and to take such other action as may be necessary in the opinion of the Administrator or the Company to satisfy all obligations for the payment of such withholding and taxes. In addition, the Administrator, in its discretion, may make arrangements mutually agreeable with a Participant who is not an employee of the Company or an Affiliate to facilitate the payment of applicable income and self-employment taxes. Without limitation, the Administrator may, in its sole discretion, permit a Participant to satisfy, in whole or in part, the foregoing withholding liability by (A) the delivery of Shares (which are not subject to any pledge or other security interest) owned by the Participant having a fair market value equal to such withholding liability, (B) having the Company withhold from the number of Shares otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a fair market value equal to such withholding liability, (C) to the extent required or permitted under Applicable Law, deducting an amount sufficient to satisfy such withholding obligation from any payment of any kind otherwise due to a Participant, (D) accepting a payment from the Participant in cash, by wire transfer of immediately available funds, or by check made payable to the order of the Company, or (E) if there is a public market for Shares at the time the withholding obligation for Tax Obligations is to be satisfied, selling Shares issued pursuant to the Award creating the withholding obligation. The amount withheld pursuant to any of the foregoing payment forms shall be determined by the Company and may be up to (but not in excess of) the aggregate amount of such obligations based on the maximum statutory withholding rates in the Participant’s jurisdiction for all Tax Obligations that are applicable to such taxable income.

12.6.Award Modification; Repricing. The Administrator may at any time, and from time to time, amend the terms of any one or more Awards without the consent of any Participant; provided, however, that the Administrator may not make any amendment which would otherwise constitute an impairment of the material rights under any Award unless the Participant consents to such impairment in writing. Notwithstanding anything to the contrary in Section 4 and except for an adjustment pursuant to Section 11 or a repricing approved by shareholders, in no case may the Administrator (i) amend an outstanding Option or Share Appreciation Right to reduce the exercise price of the Award, (ii) cancel, exchange, or surrender an outstanding Option or Share Appreciation Right in exchange for cash or other awards for the purpose of repricing the Award, or (iii) cancel, exchange, or surrender an outstanding Option or Share Appreciation Right in exchange for an Option or Share Appreciation Right with an exercise price that is less than the exercise price of the original Award.

12.7.Acceleration. The Administrator may at any time provide that any Award will become immediately vested and fully or partially exercisable, free of some or all restrictions or conditions, or otherwise fully or partially realizable, in each case, subject to Applicable Law.

12.8.Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan. The Administrator shall determine whether cash, additional Awards, or other property shall be issued or paid in lieu of fractional Shares or whether any fractional Shares should be rounded down, forfeited, or otherwise eliminated.

13.  Section 409A

13.1.General. The Plan is intended to comply with Section 409A to the extent subject thereto, and shall be interpreted and administered to be in compliance therewith. Any payments described in the Plan that are due within the “short-term deferral period” (as defined in Section 409A) shall not be treated as deferred compensation unless Applicable Law requires otherwise. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Administrator may, without a Participant’s consent, amend this Plan or any Award, adopt policies and procedures, make corrective filings, or take any other actions (including amendments and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including exempting the Plan and Awards from Section 409A or complying with 409A.

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13.2.Payments to Specified Employees. Notwithstanding anything in the Plan or an Award Agreement to the contrary, any payment or settlement made pursuant to an Award to a “specified employee” (as defined by Section 409A and as determined by the Administrator) due to such Participant’s “separation from service” (as defined by Section 409A) will, to the extent necessary to avoid adverse tax consequences to the Participant, be delayed for the six-month period immediately following such “separation from service (or, if earlier, on the “specified employee’s” death) and will instead be paid on the day immediately following such six-month period or as soon as practicable thereafter. Any delayed payment under this Section 13.2 shall not accrue interest during the delay. All payments of “nonqualified deferred compensation” (as defined by Section 409A) that are scheduled to be paid more than six months following a “specified employee’s” termination, shall be made on their regular schedule.

13.3.Change in Control. If any Award is or becomes subject to Code Section 409A and if payment of such Award would be accelerated or otherwise triggered under a Change in Control, then the definition of Change in Control shall be deemed modified, only to the extent necessary to avoid the imposition of an excise tax under Code Section 409A, to mean a “change in control event” as such term is defined for purposes of Code Section 409A.

14.  Amendment of the Plan

The Board may at any time amend, alter, suspend, or terminate the Plan. The Company may obtain shareholder approval of any Plan amendment to the extent necessary or, as determined by the Administrator in its sole discretion, desirable to comply with Applicable Law, including any amendment that (i) increases the number of Shares available for issuance under the Plan or (ii) changes the persons or class of persons eligible to receive Awards. No amendment, alteration, suspension, or termination of the Plan will materially impair the rights of any Participant with respect to outstanding Awards, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

15.  Foreign Participants

The Administrator may from time to time establish sub-plans under the Plan for purposes of satisfying securities, tax, or other laws of various jurisdictions in which the Company intends to grant Awards. Any sub-plans shall contain such limitations and other terms and conditions as the Administrator determines are necessary or desirable. All sub-plans shall be deemed a part of the Plan, but each sub-plan shall apply only to the Participants in the jurisdiction for which the sub-plan was designed.

16.  Clawbacks

Notwithstanding any other provisions in the Plan, the Administrator may cancel any Award, require reimbursement of any Award, and effect any other right of recoupment of equity or other compensation provided under the Plan in accordance with Company policies, including the Company’s Clawback Policies. A Participant may be required to repay to the Company previously paid compensation, whether provided pursuant to the Plan or an Award Agreement, in accordance with the Clawback Policies. By accepting an Award, the Participant agrees to be bound by the Clawback Policies and to adhere to the Clawback Policies to the extent required by Applicable Law.

17.  No Right to Continued Service

Nothing in the Plan or any instrument executed or Award granted pursuant thereto shall confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or shall affect the right of the Company or an Affiliate to terminate (i) a Participant’s employment with or without notice and with or without Cause, or (ii) a Participant’s service as a Consultant or Director.

18.  No Rights as a Shareholder

Except as provided in the Plan or an Award Agreement, no Participant shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any Shares subject to such Award unless and until such Participant has satisfied all requirements for exercise of the Award pursuant to its terms and no adjustment shall

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be made for dividends (ordinary or extraordinary, whether in cash, securities, or other property) or distributions of other rights for which the record date is prior to the date such Share certificates are issued, except as provided in Section 11.

19.  Miscellaneous

19.1.Limitations on Liability. Neither the Company, nor its Parent, nor any Subsidiary, nor any person serving as Administrator shall have any liability to a Participant in the event an Award held by the Participant fails to achieve its intended characterization under the tax, securities, or other applicable laws and regulations.

19.2.Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

19.3.Severability. Notwithstanding any contrary provision of the Plan or an Award Agreement, if any one or more of the provisions (or any part thereof) of this Plan or an Award Agreement shall be held invalid, illegal, or unenforceable in any respect, such provision shall be modified so as to make it valid, legal, and enforceable, and the validity, legality, and enforceability of the remaining provisions (or any part thereof) of the Plan or Award Agreement, as applicable, shall not in any way be affected or impaired thereby.

19.4.Governing Documents. The Plan and each Award Agreement evidencing an Award are intended to be read together, and together, set forth the complete terms and conditions of each Award. To the extent of any contradiction between the Plan and any Award Agreement or other written agreement between a Participant and the Company, the Plan will govern unless the Award Agreement or other written agreement was approved by the Administrator and expressly provides that a specific provision of the Plan will not apply.

19.5.Governing Law. The Plan will be governed by and construed in accordance with the internal laws of the State of Delaware, without reference to any choice of law principles.

19.6.Data Privacy. As a condition for receiving any Award, each Participant explicitly and unambiguously consents to the collection, use, disclosure, and transfer, in any form, of personal data as described in this section by and among the Company and its Subsidiaries, Affiliates, and their agents exclusively for implementing, administering, and managing the Participant’s participation in the Plan. The Company, its Subsidiaries, and Affiliates may hold certain personal information and/or personal data about a Participant, including the Participant’s name, address, telephone number, birthday, social security or other identification number, salary, nationality, job title(s), any Shares held in the Company, its Subsidiaries, and Affiliates, and Award details to implement, manage, and administer the Plan and Awards (the “Data”). The Company, its Subsidiaries, and Affiliates may, in accordance with applicable data protection laws, transfer the Data amongst themselves as necessary to implement, administer, and manage a Participant’s participation in the Plan, and the Company, its Subsidiaries, and Affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration, and management. These third-party recipients may be located in the United States or elsewhere, and the applicable location may be subject to different data privacy laws than the Participant’s home country. By accepting an Award, each Participant authorizes each recipient to receive, possess, use, retain, and transfer the Data, in electronic or other form, to implement, administer, and manage the Participant’s participation in the Plan, including any required Data transfer to a broker or other thirty party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant’s participation in the Plan. A Participant may, at any time, view the Data that the Company holds regarding such Participant, request additional information about the storage and processing of the Data regarding such Participant, recommend any necessary corrections to the Data regarding the Participant, or refuse or withdraw the consents in this section in writing, without cost, by contacting the local human resources representative. The Company may cancel the Participant’s ability to participate in the Plan and, in the Administrator’s discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents in this section.

19.7.Titles and Headings. The titles and headings in the Plan are for purposes of convenience only and are not intended to define or limit the construction of the provisions hereof.

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19.8.Intended to Comply with Applicable Law. The Plan and all Awards granted hereunder are intended to fully comply with Applicable Law. All administrative actions, determinations, and exercises of discretion by the Administrator shall comply with Applicable Law. To the extent permitted by Applicable Law, the Plan and all Award Agreements will be deemed amended as necessary to conform to Applicable Law.

20.  Shareholder Approval

The Plan will be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval will be obtained in the manner and to the degree required under Applicable Law. All Awards hereunder are contingent on approval of the Plan by the Company’s shareholders. Notwithstanding any other provision of this Plan, if the Plan is not approved by the Company’s shareholders within twelve (12) months after the date the Plan is adopted, the Plan and any Awards hereunder shall be automatically terminated.

21.  Effective Date

The Plan shall be effective as of the Closing, which is ________________ ___, 2025, the date on which the Plan was adopted by the Board (the “Effective Date”).

Unless terminated earlier under Section 14, this Plan shall terminate on ________ ___, 2035, ten (10) years after the Effective Date.

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HORIZON QUANTUM HOLDINGS LTD

2025 EQUITY INCENTIVE PLAN (the “PLAN”)

IRELAND – IRISH SUB-PLAN

(Current as at [•])

Capitalized terms not explicitly defined in this Irish Supplement but defined in the Plan shall have the same definitions as in the Plan, unless the context otherwise requires.

1            Purpose and Eligibility

The purpose of this sub-plan to the Plan (the “Irish Supplement”) is to enable the Board (as defined in the Plan) to grant Awards, including Option awards, Share Appreciation Right awards, Restricted Share awards, Restricted Share Unit awards, Performance Awards, Dividend Equivalents awards, or Other Share or Cash Based Awards, or any combination of the foregoing (the “Award” or “Awards”), to eligible Employees, Directors and Consultants (as defined in the Plan) who are based in Ireland. The Irish Supplement should be read and construed as one document with the Plan. Awards may only be granted under the Irish Supplement to eligible Employees, Directors and Consultants. Any person to whom an Award or Share has been granted under the Irish Supplement is a Participant for the purposes of the Plan.

The tax and social security consequences of participating in the Plan are based on complex tax and social security laws, which may be subject to varying interpretations, and the application of such laws may depend, in large part, on the surrounding facts and circumstances. Therefore, we recommend that the Participant consults with their own tax advisor regularly to determine the consequences of taking or not taking any action concerning their participation in the Plan and to determine how the tax, social security or other laws in Ireland (or elsewhere) apply to their specific situation.

2            Terms

Awards granted pursuant to the Plan shall be governed by the terms of the Plan, subject to any such amendments set out herein and as are necessary to give effect to Section 1 of the Irish Supplement, and by the terms of the Award Agreement entered into between the Company and the Participant. To the extent that there is a conflict between the rules of the Plan and the Irish Supplement or the Award Agreement and the Irish Supplement, the provisions of the Irish Supplement shall prevail.

3            Taxes

The references in the Plan and/or the supporting documents to “tax” or “taxes” includes any and all taxes, charges, levies and contributions in Ireland or elsewhere, to include, in particular, Universal Social Charge (USC) and Pay Related Social Insurance (PRSI) (“Taxes”).

4            Tax Indemnity

4.1         The Participant shall be accountable for any Taxes, which are chargeable on any assessable income deriving from the grant, exercise, purchase, or vesting of, or other dealing in, Awards or Shares issued pursuant to an Award. Neither the Company nor any Subsidiary shall become liable for any Taxes, as a result of the Participant’s participation in the Plan. In respect of such assessable income, the Participant shall indemnify the Company and (at the direction of the Company) any Subsidiary, which is or may be treated as the employer of the Participant in respect of the Taxes (the “Tax Liabilities”).

4.2         Pursuant to the indemnity referred to in Section 4.1, where necessary, the Participant shall make such arrangements as the Company or any Subsidiary requires to meet the cost of the Tax Liabilities, including at the direction of the Company any of the following:

(a)         making a cash payment of an appropriate amount to the relevant company in the Company’s group whether by cheque, banker’s draft or deduction from salary in time to enable the relevant company to remit an appropriate amount of Taxes to the Irish Revenue Commissioners in accordance with its statutory requirements or as otherwise required by the Company; or

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(b)         appointing the Company as agent and/or attorney for the sale of sufficient Shares acquired pursuant to the grant, exercise, purchase or vesting of, or other dealing in, Awards or Shares issued pursuant to an Award to cover the Tax Liabilities and authorising the payment to the relevant company of the appropriate amount (including all reasonable fees, commissions and expenses incurred by the relevant company in relation to such sale) out of the net proceeds of sale of the Shares.

5            Employment Rights

5.1         The Participant acknowledges that his or her terms of employment (including, but without limitation, his or her remuneration) shall not be affected in any way by his or her participation in the Plan which shall not form part of such terms (either expressly or impliedly). The Participant acknowledges that his or her participation in the Plan shall be subject at all times to the rules of the Plan as may be amended from time to time (including, but not limited to, any clawback provisions). If on termination of the Participant’s employment (whether lawfully, unlawfully, or in breach of contract) he or she loses any rights or benefits under the Plan (including any rights or benefits which he or she would not have lost had his or her employment not been terminated), the Participant hereby acknowledges that he or she shall not be entitled to (and hereby waives) any compensation for the loss of any rights or benefits under the Plan, or any replacement or successor plan.

5.2         The Plan is entirely discretionary and may be administered by the Board (as defined under the Plan). Subject to Section 14 of the Plan, the Plan may be amended, suspended or terminated by the Board (as defined in the Plan) at any time and for any reason. Participation in the Plan is entirely discretionary and does not create any contractual or other right to receive future grants of Awards, or benefits in lieu of Awards. All determinations with respect to future grants will be at the discretion of the Board (as defined under the Plan). Rights under the Plan are not pensionable.

6            Data Protection

6.1         The Company will collect, use, disclose, transfer and otherwise process in electronic or other form, any personal data (the “Data”) regarding the Participant’s employment, the nature of the Participant’s salary and benefits and the details of the Participant’s participation in the Plan (including but not limited to) the Participant’s home address, telephone number, date of birth, personal public service number, job title, entitlements under an Award, and number of Shares, which were granted, exercised, purchased, vested or dealt with under an Award, or issued pursuant to an Award, to the extent required for the purposes of implementing, administering and managing the Participant’s participation in the Plan.

6.2         In connection with such purposes, the Company may obtain the data from the Participant’s employer and may disclose and transfer the Data to any of its Subsidiaries and to any carefully selected third party involved with the implementation, administration and management of the Plan, including relevant tax authorities and any requisite transfer to a broker or other third party assisting with the grant, exercise, purchase or vesting of, or dealing with Awards or Shares issued pursuant to an Award, or with whom the Shares may be deposited. The transfer of Data to such third parties is necessary to facilitate the Participant’s participation in the Plan.

6.3         Some recipients of Data may be located in countries outside the European Economic Area and that those countries may have data protection laws which do not provide the same level of protection as those in Ireland and other European Union countries. However, in the case of transfer to such non-European Economic Area countries, the Company will ensure that appropriate transfer mechanisms are put in place and shall ensure that the Data is transferred lawfully and in accordance with applicable data protection laws. For further details relating to the Company’s data transfers, please contact the Company’s human resources department.

6.4         Additional information regarding the Company’s data protection practices are set out in the Company’s data protection policy, which will be provided upon request.

Adopted by the Board on [•] 2025

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Annex J

FORM OF HORIZON QUANTUM HOLDINGS LTD. 2025 EMPLOYEE SHARE PURCHASE PLAN

The purpose of this 2025 Employee Share Purchase Plan (the “Plan”) is to provide eligible employees of Horizon Quantum Holdings Ltd. (UEN: 202537774K), a Singapore public company limited by shares (the “Company”), and certain of its subsidiaries with opportunities to subscribe for or purchase shares of the Company’s Class A ordinary shares (the “Ordinary Shares”), commencing at such time and on such dates as the Board of Directors of the Company (the “Board”) shall determine. Subject to adjustment under Section 15 hereof, the number of Ordinary Shares that have been approved for this purpose is the sum of:

(a)         One and one-half percent (1.5%) of the sum of (x) the total number of the Company’s ordinary shares issued and outstanding immediately after the Closing (as defined below), plus (y) the total number of the Company’s ordinary shares issuable upon conversion, exercise, or exchange of convertible, exercisable, or exchangeable securities outstanding immediately after the Closing; plus

(b)         an annual increase to be added on the first day of each fiscal year, commencing on January 1, 2026 and continuing for each fiscal year until, and including, January 1, 2035, equal to the lower of (i) one percent (1%) of the Ordinary Shares available for issuance under the Plan as of the last day of the immediately preceding calendar year, and (ii) a number of Ordinary Shares determined by the Board. Subject to Section 15 hereof, no more than 50,000,000 Ordinary Shares may be issued pursuant to the Plan.

The Plan is intended to qualify as an “employee stock purchase plan” as defined in Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations issued thereunder, and shall be interpreted in a manner consistent therewith.

1.    Administration. The Plan shall be administered by the Board or by a committee appointed by the Board (the “Administrator”). The Administrator has authority to (i) make rules and regulations for the administration of the Plan; (ii) interpret the terms and provisions of the Plan; (iii) make all determinations it deems advisable for the administration of the Plan; (iv) decide all disputes arising in connection with the Plan; and (v) otherwise supervise the administration of the Plan, and its interpretation and decisions with regard thereto shall be final and conclusive.

2.    Eligibility. All employees of the Company and all employees of any subsidiary of the Company (as defined in Section 424(f) of the Code) designated by the Administrator from time to time (a “Designated Subsidiary”), are eligible to participate in any one or more of the offerings of Options (as defined in Section 9) to subscribe for or purchase Ordinary Shares under the Plan, provided that:

(a)  they are customarily employed by the Company or a Designated Subsidiary for more than 20 hours a week and for more than five months in a calendar year;

(b)  they have been employed by the Company or a Designated Subsidiary for at least three months prior to enrolling in the Plan; and

(c)  they are employees of the Company or a Designated Subsidiary on the first day of the applicable Plan Period (as defined below).

No employee may be granted an Option hereunder if such employee, immediately after the Option is granted, would own five percent (5%) or more of the total combined voting power or value of the issued and paid-up share capital of the Company or any subsidiary. For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code shall apply in determining the share ownership of an employee, and all ordinary shares that the employee has a contractual right to subscribe for or purchase shall be treated as ordinary shares owned by the employee.

The Company retains the discretion to determine which eligible employees may participate in an offering pursuant to and consistent with Treasury Regulation Sections 1.423-2(e) and (f).

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3.    Offerings. The Company shall make one or more offerings (“Offerings”) to employees to subscribe for or purchase Ordinary Shares under the Plan. Offerings shall begin at such time and on such dates as the Administrator shall determine, or the first business day thereafter (such dates, the “Offering Commencement Dates”). Each Offering Commencement Date shall begin a six (6)-month period (each, a “Plan Period”) during which payroll deductions shall be made and held for the purchase of Ordinary Shares at the end of the Plan Period. However, the Administrator may, at its discretion, choose a different Plan Period of not more than twelve (12) months for Offerings.

4.    Participation. An employee eligible on the Offering Commencement Date of any Offering may participate in such Offering by completing and forwarding either a written or electronic payroll deduction authorization form to the employee’s appropriate payroll office at least 15 days (or such other number of days as is determined by the Company) prior to the applicable Offering Commencement Date. The form will authorize a regular payroll deduction from the Compensation (as defined below) received by the employee during the Plan Period. Unless an employee files a new form or withdraws from the Plan, his or her deductions and purchases will continue at the same rate for future Offerings under the Plan as long as the Plan remains in effect. The Administrator shall determine what constitutes “Compensation” for the purposes of the Plan. In the absence of a determination by the Administrator, the term “Compensation” shall mean the amount of money reportable on the employee’s Federal Income Tax Withholding Statement (or analogous non-U.S. statement), excluding overtime, shift premium, incentive or bonus awards, allowances and reimbursements for expenses such as relocation allowances for travel expenses, income or gains associated with the grant or vesting of restricted shares, income or gains on the exercise of Company share options or share appreciation rights, and similar items, whether or not shown or separately identified on the employee’s Federal Income Tax Withholding Statement (or analogous non-U.S. statement), but including, in the case of salespersons, sales commissions to the extent determined by the Administrator.

5.    Deductions. The Company shall maintain payroll deduction accounts for all participating employees. With respect to any Offering made under the Plan, an employee may authorize a payroll deduction in any percentage amount (in whole percentages) at a minimum of one percent (1%) up to a maximum of fifteen percent (15%) of the Compensation that he or she receives during the Plan Period or such shorter period during which deductions from payroll are made. The Administrator may, at its discretion, designate a lower maximum contribution rate. The minimum payroll deduction is such percentage of Compensation as may be established from time to time by the Administrator.

6.    Deduction Changes. An employee may decrease or discontinue his or her payroll deduction once during any Plan Period, by filing either a written or electronic new payroll deduction authorization form, as determined by the Company. However, an employee may not increase his or her payroll deduction during a Plan Period. If an employee elects to discontinue his or her payroll deductions during a Plan Period, but does not elect to withdraw his or her funds pursuant to Section 8 hereof, funds deducted prior to his or her election to discontinue will be applied to the purchase of Ordinary Shares on the Exercise Date (as defined below).

7.    Interest. Interest will not be paid on any employee accounts, except to the extent that the Administrator, in its sole discretion, elects to credit employee accounts with interest at such rate as it may from time to time determine.

8.    Withdrawal of Funds. An employee may at any time prior to the close of business on the fifteenth (15th) business day prior to the end of a Plan Period (or such other number of days as is determined by the Company) and for any reason permanently draw out the balance accumulated in such employee’s account and thereby withdraw from participation in an Offering. Partial withdrawals are not permitted. The employee may not begin participation again during the remainder of the Plan Period during which the employee withdrew his or her balance. The employee may participate in any subsequent Offering in accordance with the terms and conditions established by the Administrator.

9.           Purchase of Shares.

(a)         Number of Shares. On the Offering Commencement Date for the applicable Plan Period, the Company will grant to each eligible employee who is then a participant in the Plan an option (an “Option”) to subscribe for or purchase on the last business day of such Plan Period (the “Exercise Date”) at the applicable subscription or purchase price (the “Option Price”) up to the whole number of Ordinary Shares determined by multiplying $2,083 by

Annex J-2

the number of full months in the Plan Period and dividing the result by the closing price (as determined below) on the Offering Commencement Date; provided, however, that no employee may be granted an Option which permits his or her rights to subscribe for or purchase Ordinary Shares under the Plan and any other employee stock purchase plan (as defined in Section 423(b) of the Code) of the Company and its subsidiaries, to accrue at a rate which exceeds $25,000 of the fair market value of such Ordinary Shares (determined at the date such Option is granted) for each calendar year in which the Option is outstanding at any time; and, provided, further, however, that the Administrator may, in its discretion, set a different fixed number of Ordinary Shares that each eligible employee may subscribe for or purchase per Plan Period, which number shall not be greater than the number of Ordinary Shares determined using the formula in this Section 9(a), and both of which shall be subject to the first proviso of this Section 9(a).

(b)          Option Price.    The Administrator shall determine the Option Price for each Plan Period, including whether such Option Price shall be determined based on the lesser of the closing price of the Ordinary Shares on (i) the first business day of the Plan Period or (ii) the Exercise Date, or shall be based solely on the closing price of the Ordinary Shares on the Exercise Date; provided, however, that such Option Price shall be at least 85% of the applicable closing price. In the absence of a determination by the Administrator, the Option Price shall be 85% of the lesser of the closing price of the Ordinary Shares on (i) the first business day of the Plan Period or (ii) the Exercise Date. The closing price shall be (a) the closing price (for the primary trading session) on any national securities exchange on which the Ordinary Shares are then listed or (b) the average of the closing bid and asked prices in the over-the-counter-market, whichever is applicable, as published in The Wall Street Journal or another source selected by the Administrator. If no sales of Ordinary Shares were made on such a day, the price of the Ordinary Shares shall be the reported price for the last preceding day on which sales were made.

(c)         Exercise of Option.    Each employee who continues to be a participant in the Plan on the Exercise Date shall be deemed to have exercised his or her Option at the Option Price on such date and shall be deemed to have subscribed for or purchased from the Company the number of whole Ordinary Shares reserved for the purpose of the Plan that his or her accumulated payroll deductions on such date will pay for, but not in excess of the maximum numbers determined in the manner set forth above.

(d)         Return of Unused Payroll Deductions.    Any balance remaining in an employee’s payroll deduction account at the end of a Plan Period shall be automatically refunded to the employee, except that any balance that is less than the purchase price of one Ordinary Share shall be carried forward into the employee’s payroll deduction account for the following Offering, unless the employee elects not to participate in the following Offering under the Plan, in which case the balance in the employee’s account shall be refunded.

10.         Issuance of Certificates. Certificates (if applicable) representing Ordinary Shares subscribed for or purchased under the Plan may be issued only in the name of the employee, in the name of the employee and another person of legal age as joint holders of such Ordinary Shares with rights of survivorship, or (in the Company’s sole discretion) in the name of a brokerage firm, bank, or other nominee holder designated by the employee. The Company may, in its sole discretion and in compliance with applicable laws, authorize the use of book-entry registration of shares in lieu of issuing certificates in respect of any book entry interests in the Ordinary Shares held by the employee.

11.         Rights on Retirement, Death or Termination of Employment. If a participating employee’s employment with the Company or a Designated Subsidiary ends before the last business day of a Plan Period, no payroll deduction shall be taken from any pay then due and owing to the employee and the balance in the employee’s account shall be paid to the employee. In the event of the employee’s death before the last business day of a Plan Period, the Company shall, upon notification of such death, pay the balance of the employee’s account (a) to the executor or administrator of the employee’s estate or (b) if no such executor or administrator has been appointed to the knowledge of the Company, to such other person(s) as the Company may, in its discretion, designate. If, before the last business day of the Plan Period, the Designated Subsidiary by which an employee is employed ceases to be a subsidiary of the Company, or if the employee is transferred to a subsidiary of the Company that is not a Designated Subsidiary, the employee shall be deemed to have terminated employment for the purposes of the Plan.

12.         Optionees Not Shareholders. Neither the granting of an Option to an employee nor the deductions from his or her pay shall make such employee a shareholder of the Ordinary Shares covered by an Option under the Plan unless and until he or she has subscribed for or purchased and been issued and allotted or transferred such shares. Prior to an employee’s purchase of Ordinary Shares, he or she shall not have any of the rights or privileges of a

Annex J-3

shareholder. Except as provided in Section 15 or otherwise determined by the Administrator, no adjustments shall be made for ordinary cash dividends or distribution or other rights for which the record date occurs prior to the date of an employee’s subscription for or purchase of Ordinary Shares.

13.         Options Not Transferable. Options under the Plan are not transferable by a participating employee other than by will or the laws of intestacy, descent and distribution, and are exercisable during the employee’s lifetime only by the employee.

14.         Application of Funds. All funds received or held by the Company under the Plan may be combined with other corporate funds and may be used for any corporate purpose.

15.         Adjustment for Changes in Ordinary Shares and Certain Other Events.

(a)         Changes in Capitalization.    In the event of any share split, reverse share split, share consolidation, dividend, recapitalization, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Ordinary Shares other than an ordinary cash dividend, (i) the number and class of securities available under the Plan, (ii) the share limitations set forth in Section 9, and (iii) the Option Price shall be equitably adjusted to the extent determined by the Administrator.

(b)         Reorganization Events.

(1)          Definition.    A “Reorganization Event” shall mean: (a) any amalgamation, merger or consolidation of the Company with or into another entity as a result of which all of the Ordinary Shares of the Company are converted into or exchanged for the right to receive cash, securities or other property or are cancelled, (b) any transfer or disposition of all of the Ordinary Shares of the Company for cash, securities or other property pursuant to a share exchange or other transaction or (c) any liquidation or dissolution of the Company.

(2)          Consequences of a Reorganization Event on Options.    In connection with a Reorganization Event, the Administrator may take any one or more of the following actions as to outstanding Options on such terms as the Administrator determines: (i) provide that Options shall be assumed, or substantially equivalent Options shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to employees, provide that all outstanding Options shall be terminated immediately prior to the consummation of such Reorganization Event and that all such outstanding Options shall become exercisable to the extent of accumulated payroll deductions as of a date specified by the Administrator in such notice, which date shall be ten (10) days preceding the effective date of the Reorganization Event (or such other number of days as is determined by the Administrator), (iii) upon written notice to employees, provide that all outstanding Options shall be cancelled as of a date prior to the effective date of the Reorganization Event and that all accumulated payroll deductions will be returned to participating employees on such date, (iv) in the event of a Reorganization Event under the terms of which holders of Ordinary Shares shall receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event (the “Acquisition Price”), change the last day of the Plan Period to be the date of the consummation of such Reorganization Event and make or provide for a cash payment to each employee equal to (A) (1) the Acquisition Price times (2) the number of Ordinary Shares that the employee’s accumulated payroll deductions as of immediately prior to the Reorganization Event could subscribe for or purchase at the Option Price, where the Acquisition Price is treated as the fair market value of the Ordinary Shares on the last day of the applicable Plan Period for purposes of determining the Option Price under Section 9(b) hereof, and where the number of shares that could be subscribed for or purchased is subject to the limitations set forth in Section 9(a), minus (B) the result of multiplying such number of shares by such Option Price, (v) provide that, in connection with a liquidation or dissolution of the Company, Options shall convert into the right to receive liquidation proceeds (net of the Option Price thereof), and (vi) any combination of the foregoing.

For purposes of clause (i) above, an Option shall be considered assumed if, following consummation of the Reorganization Event, the Option confers the right to subscribe for or purchase, for each Ordinary Share subject to the Option immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, securities or other property) received as a result of the Reorganization Event by holders of Ordinary Shares for each Ordinary Share held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Ordinary Shares); provided, however, that if the consideration received as a result of the Reorganization Event is not solely ordinary shares of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent

Annex J-4

of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise of Options to consist solely of such number of ordinary shares of the acquiring or succeeding corporation (or an affiliate thereof) that the Board determines to be equivalent in value (as of the date of such determination or another date specified by the Board) to the per share consideration received by holders of outstanding Ordinary Shares as a result of the Reorganization Event.

16.         Amendment of the Plan. The Board may, at any time and from time to time, amend or suspend the Plan or any portion thereof, except that (a) if the approval of any such amendment by the shareholders of the Company is required by Section 423 of the Code, such amendment shall not be effected without such approval, and (b) in no event may any amendment be made that would cause the Plan to fail to comply with Section 423 of the Code.

17.         Insufficient Shares. If the total number of Ordinary Shares specified in elections to be subscribed for or purchased under any Offering plus the number of shares subscribed for or purchased under previous Offerings under the Plan exceeds the maximum number of shares issuable or available for purchase under the Plan, the Administrator will allot the shares then available on a pro-rata basis.

18.         Termination of the Plan. The Plan may be terminated at any time by the Board. Upon termination of the Plan all amounts in the accounts of participating employees shall be promptly refunded.

19.         Governmental Regulations. The Company’s obligation to issue, sell and/or deliver Ordinary Shares under the Plan is subject to listing on a national stock exchange (to the extent the Ordinary Shares are then so listed or quoted) and the approval of all governmental authorities required in connection with the authorization, issuance or sale of such shares.

20.         Governing Law. The Plan shall be governed by Delaware law, except to the extent that such law is preempted by federal law.

21.         Issuance of Shares. Shares may be issued upon exercise of an Option from newly issued Ordinary Shares or from shares held in the treasury of the Company.

22.         Notification upon Sale of Shares. Each employee agrees, by participating in the Plan, to promptly give the Company notice of any disposition of shares purchased under the Plan where such disposition occurs within two (2) years after the date of grant of the Option pursuant to which such shares were purchased.

23.         Grants to Employees in Foreign Jurisdictions. The Company may, to comply with the laws of a foreign jurisdiction, grant Options to employees of the Company or a Designated Subsidiary who are citizens or residents of such foreign jurisdiction (without regard to whether they are also citizens of the United States or resident aliens (within the meaning of Section 7701(b)(1)(A) of the Code)) with terms that are less favorable (but not more favorable) than the terms of Options granted under the Plan to employees of the Company or a Designated Subsidiary who are resident in the United States. Notwithstanding the preceding provisions of the Plan, employees of the Company or a Designated Subsidiary who are citizens or residents of a foreign jurisdiction (without regard to whether they are also citizens of the United States or resident aliens (within the meaning of Section 7701(b)(1)(A) of the Code)) may be excluded from eligibility under the Plan if (a) the grant of an Option under the Plan to a citizen or resident of the foreign jurisdiction is prohibited under the laws of such jurisdiction or (b) compliance with the laws of the foreign jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code. The Company may add one or more appendices to the Plan describing the operation of the Plan in those foreign jurisdictions in which employees are excluded from participation or granted less favorable Options.

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24.         Authorization of Sub-Plans. The Administrator may from time to time establish one or more sub-plans under the Plan with respect to one or more Designated Subsidiaries, provided that such sub-plan complies with Section 423 of the Code.

25.         Withholding. If applicable tax laws impose a tax withholding obligation, each affected employee shall, no later than the date of the event creating the tax liability, make a provision satisfactory to the Administrator for payment of any taxes required by law to be withheld in connection with any transaction related to Options granted to or shares acquired by such employee pursuant to the Plan. The Company may, to the extent permitted by law, deduct any such taxes from any payment of any kind otherwise due to an employee.

26.         Equal Rights and Privileges. Subject to Section 23, all employees eligible to participate in the Plan will have equal rights and privileges under the Plan so that the Plan qualifies as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Subject to Section 23, any provision of the Plan that is inconsistent with Section 423 of the Code will, without further act or amendment by the Company, the Board, or the Administrator, be reformed to comply with the equal rights and privileges requirement of Section 423 of the Code.

27.         Effective Date and Approval of Shareholders. The Plan shall take effect upon the closing (the “Closing”) of the business combination agreement, dated as of [_____], 2025, by and between dMY Squared Technology Group, Inc., the Company, Rose Acquisition Pte. Ltd., a Singapore private company limited by shares and wholly-owned subsidiary of the Company, Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of the Company, and Horizon Quantum Computing Pte. Ltd., a Singapore private company limited by shares (the date on which such closing occurs, the “Effective Date”), subject to approval by the shareholders of the Company as required by Section 423 of the Code, which approval must occur within twelve months of the adoption of the Plan by the Board.

Adopted by the Board of Directors on [            ], 2025

Approved by the shareholders on [            ], 2025

Annex J-6

HORIZON QUANTUM HOLDINGS LTD

2025 EMPLOYEE SHARE PURCHASE PLAN (the “PLAN”)

IRELAND – IRISH SUB-PLAN

(Current as at 1 October 2025)

Capitalized terms not explicitly defined in this Irish Supplement but defined in the Plan shall have the same definitions as in the Plan, unless the context otherwise requires.

1            Purpose and Eligibility

The purpose of this sub-plan to the Plan (the “Irish Supplement”) is to enable the Board to provide eligible Irish-based employees with opportunities to subscribe for or purchase Ordinary Shares. The Irish Supplement should be read and construed as one document with the Plan. Only eligible employees may subscribe for or purchase Ordinary Shares. Any person who has subscribed for or purchased Ordinary Shares under the Irish Supplement is a participant for the purposes of the Plan.

The tax and social security consequences of participating in the Plan are based on complex tax and social security laws, which may be subject to varying interpretations, and the application of such laws may depend, in large part, on the surrounding facts and circumstances. Therefore, we recommend that the participant consults with their own tax advisor regularly to determine the consequences of taking or not taking any action concerning their participation in the Plan and to determine how the tax, social security or other laws in Ireland (or elsewhere) apply to their specific situation.

2            Terms

Ordinary Shares subscribed for or purchased pursuant to the Plan shall be governed by the terms of the Plan, subject to any such amendments set out herein and as are necessary to give effect to Section 1 of the Irish Supplement, and by the terms of any agreement entered into between the Company and the participant. To the extent that there is a conflict between the rules of the Plan and the Irish Supplement or any agreement relating to the purchase of or subscription for Ordinary Shares and the Irish Supplement, the provisions of the Irish Supplement shall prevail.

3            Taxes

The references in the Plan and/or the supporting documents to “tax” or “taxes” includes any and all taxes, charges, levies and contributions in Ireland or elsewhere, to include, in particular, Universal Social Charge (USC) and Pay Related Social Insurance (PRSI) (“Taxes”).

4            Tax Indemnity

4.1         The participant shall be accountable for any Taxes, which are chargeable on any assessable income deriving from the subscription or purchase, or other dealing in, Ordinary Shares acquired pursuant to the Plan. Neither the Company nor any subsidiary shall become liable for any Taxes, as a result of the participant’s participation in the Plan. In respect of such assessable income, the participant shall indemnify the Company and (at the direction of the Company) any subsidiary, which is or may be treated as the employer of the participant in respect of the Taxes (the “Tax Liabilities”).

4.2         Pursuant to the indemnity referred to in Section 4.1, where necessary, the participant shall make such arrangements as the Company or any subsidiary requires to meet the cost of the Tax Liabilities, including at the direction of the Company any of the following:

(a)         making a cash payment of an appropriate amount to the relevant company in the Company’s group whether by cheque, banker’s draft or deduction from salary in time to enable the relevant company to remit an appropriate amount of Taxes to the Irish Revenue Commissioners in accordance with its statutory requirements or as otherwise required by the Company; or

Annex J-7

(b)         appointing the Company as agent and/or attorney for the sale of sufficient Ordinary Shares acquired pursuant to the Plan to cover the Tax Liabilities and authorising the payment to the relevant company of the appropriate amount (including all reasonable fees, commissions and expenses incurred by the relevant company in relation to such sale) out of the net proceeds of sale of the Ordinary Shares.

5            Employment Rights

5.1         The participant acknowledges that his or her terms of employment (including, but without limitation, his or her remuneration) shall not be affected in any way by his or her participation in the Plan which shall not form part of such terms (either expressly or impliedly). The participant acknowledges that his or her participation in the Plan shall be subject at all times to the rules of the Plan as may be amended from time to time (including, but not limited to, any clawback provisions). If on termination of the participant’s employment (whether lawfully, unlawfully, or in breach of contract) he or she loses any rights or benefits under the Plan (including any rights or benefits which he or she would not have lost had his or her employment not been terminated), the participant hereby acknowledges that he or she shall not be entitled to (and hereby waives) any compensation for the loss of any rights or benefits under the Plan, or any replacement or successor plan.

5.2         The Plan is entirely discretionary and may be administered by the Board. The Plan may be amended, suspended or terminated by the Board at any time and for any reason. Participation in the Plan is entirely discretionary and does not create any contractual or other right to subscribe for or purchase Ordinary Shares, or benefits in lieu of Ordinary Shares. All determinations with respect to future grants will be at the discretion of the Board. Rights under the Plan are not pensionable.

6            Data Protection

6.1         The Company will collect, use, disclose, transfer and otherwise process in electronic or other form, any personal data (the “Data”) regarding the participant’s employment, the nature of the participant’s salary and benefits and the details of the participant’s participation in the Plan (including but not limited to) the participant’s home address, telephone number, date of birth, personal public service number, job title, and number of Ordinary Shares, which were subscribed for or purchased, to the extent required for the purposes of implementing, administering and managing the participant’s participation in the Plan.

6.2         In connection with such purposes, the Company may obtain the data from the participant’s employer and may disclose and transfer the Data to any of its subsidiaries and to any carefully selected third party involved with the implementation, administration and management of the Plan, including relevant tax authorities and any requisite transfer to a broker or other third party assisting with the subscription for or purchase of or dealing with Ordinary Shares issued pursuant to the Plan, or with whom the Ordinary Shares may be deposited. The transfer of Data to such third parties is necessary to facilitate the participant’s participation in the Plan.

6.3         Some recipients of Data may be located in countries outside the European Economic Area and that those countries may have data protection laws which do not provide the same level of protection as those in Ireland and other European Union countries. However, in the case of transfer to such non-European Economic Area countries, the Company will ensure that appropriate transfer mechanisms are put in place and shall ensure that the Data is transferred lawfully and in accordance with applicable data protection laws. For further details relating to the Company’s data transfers, please contact the Company’s human resource department.

6.4         Additional information regarding the Company’s data protection practices are set out in the Company’s data protection policy, which will be provided upon request.

Adopted by the Board on [•] 2025

Annex J-8

Annex K

PRELIMINARY PROXY CARD – SUBJECT TO COMPLETION DATED OCTOBER 21, 2025

dMY Squared Technology Group, Inc.
1180 North Town Center Drive, Suite 100
Las Vegas, NV 89144

SPECIAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
DMY SQUARED TECHNOLOGY GROUP, INC.

The undersigned hereby appoints Harry You as the proxy (the “Proxy”), with full power of substitution, and hereby authorizes him to represent and to vote, as designated on the reverse side, all shares of common stock of dMY Squared Technology Group, Inc. (“Coliseum”) held of record by the undersigned on [•], at the Special Meeting of Shareholders to be held at [•] a.m. Eastern Time on [•], virtually via live webcast at [•]. The Special Meeting may be held at such other date, time and place to which such meeting may be adjourned, to consider and vote on the proposals.

The undersigned acknowledges receipt of the accompanying proxy statement/prospectus and revokes all prior proxies for the Special Meeting of Shareholders.

THE COMMON STOCK REPRESENTED BY THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO SPECIFIC DIRECTION IS GIVEN AS TO ONE OR MORE OF THE PROPOSALS ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” EACH SUCH PROPOSAL PRESENTED TO THE SHAREHOLDERS. THIS PROXY IS SOLICITATED ON BEHALF OF THE BOARD OF DIRECTORS. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.

(Continued and to be marked, dated and signed on reverse side)

Important Notice Regarding the Availability of Proxy Materials for the
Special Meeting of Shareholders to be held on [•]

The Notice of Special Meeting of Shareholders and the accompanying proxy statement/prospectus are available at: https://www.cstproxy.com/[•]

Annex K-1

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 2 AND 3 BELOW. THE DMY BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

(1)  Proposal No. 1 — The Business Combination Proposal — To consider and vote upon a proposal to approve and adopt the Business Combination Agreement, dated as of September 9, 2025 (as it may be amended, restated, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), by and among DMY, Rose Holdco Pte. Ltd., a Singapore private company limited by shares (“Holdco”), Rose Acquisition Pte. Ltd., a Singapore private company limited by shares and a wholly-owned subsidiary of Holdco (“Merger Sub 1”), Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”), and Horizon Quantum Computing Pte. Ltd., a Singapore private company limited by shares (“Horizon”), pursuant to which the following will occur: (1) Holdco will be converted from a Singapore private company limited by shares to a Singapore public company limited by shares and, in connection therewith, will adopt an amended and restated constitution (the “Holdco A&R Constitution”). Upon such conversion, Holdco will be knowns as “Horizon Quantum Holdings Ltd.”; (2) the amalgamation of Merger Sub 1 and Horizon under Section 215A of the Companies Act 1967 of Singapore, as amended (the “Singapore Companies Act”), with Horizon surviving as the amalgamated company and a wholly-owned subsidiary of Holdco (the “Amalgamation”); (3) the merger of Merger Sub 2 with and into and DMY, pursuant to the Massachusetts Business Corporation Act (the “MBCA”), with DMY surviving the merger as a wholly-owned subsidiary of Holdco (the “SPAC Merger”); and (4) the other transactions contemplated by the Business Combination Agreement and documents related thereto (such transactions, together with the Amalgamation and the SPAC Merger, the “Business Combination”), all as described in more detail in the accompanying proxy statement/prospectus. A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

☐ FOR	☐ AGAINST	☐ ABSTAIN

(2)  Proposal No. 2 — The Advisory Organizational Documents Proposals — To consider and vote upon the following seven separate proposals (collectively, the “Advisory Organizational Documents Proposals”) to approve on a non-binding and advisory basis only the following material differences between DMY’s amended and restated articles of association (the “DMY Articles”) and DMY’s bylaws (the “DMY Bylaws”), on the one hand, and the Holdco A&R Constitution, on the other hand. A copy of the Holdco A&R Constitution is attached to the accompanying proxy statement/prospectus as Annex B.

(A) Advisory Organizational Documents Proposal 2(a) – Change in Authorized Share Capital: to provide advisory approval of the absence of any provisions in the Holdco A&R Constitution relating to a cap on the number of authorized shares of Holdco, and the inclusion of the provision that, subject to the Companies Act 1967 of Singapore and the Holdco A&R Constitution, no shares may be issued by the directors of Holdco without the prior approval of Holdco Shareholders in general meeting, to align with the requirements of Singapore law. DMY is currently authorized to issue 41,000,000 shares, consisting of (a) 40,000,000 shares of DMY Common Stock, including (i) 35,000,000 shares of DMY Class A Common Stock, and (ii) 5,000,000 shares of Class B Common Stock, and (b) 1,000,000 shares of DMY Preferred Stock.

☐ FOR	☐ AGAINST	☐ ABSTAIN

(B) Advisory Organizational Documents Proposal 2(b) – Removal of Directors: to provide advisory approval of the inclusion of provisions in the Holdco A&R Constitution providing that Holdco may in a general meeting, subject to any requirements of the Companies Act 1967 of Singapore, by ordinary resolution of which special notice has been given to all shareholders entitled to receive notices, from time to time remove any director before the expiration of their period of office.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Annex K-2

(C) Advisory Organizational Documents Proposal 2(c) – Shareholder Right to Call Meetings: to provide advisory approval of the inclusion of provisions in the Holdco A&R Constitution providing that extraordinary general meetings of shareholders may be called by the board of directors of Holdco (the “Holdco Board”), and shall also be convened on such requisition by shareholders representing not less than 10% of the total number of paid up shares as of the date of deposit of the requisition carrying the right to vote at a general meeting in accordance with the Companies Act 1967 of Singapore, or in default may be convened by such requisitioning shareholder or shareholders as provided for under the Companies Act 1967 of Singapore.

☐ FOR	☐ AGAINST	☐ ABSTAIN

(D) Advisory Organizational Documents Proposal 2(d) – Quorum: to provide advisory approval of the inclusion of provisions in the Holdco A&R Constitution that provide not less than one-third of the issued Holdco Ordinary Shares present in person or by proxy or attorney as quorum for any meeting of Holdco shareholders.

☐ FOR	☐ AGAINST	☐ ABSTAIN

(E)  Advisory Organizational Documents Proposal 2(e) – Dual Class Share Structure: to provide advisory approval of each outstanding (i) Holdco Class A Ordinary Share being entitled to one (1) vote per share and (ii) Holdco Class B Ordinary Share being entitled to three (3) votes per share.

☐ FOR	☐ AGAINST	☐ ABSTAIN

(F)  Advisory Organizational Documents Proposal 2(f) – Declassified Board: to provide advisory approval of the absence of any provisions in the Holdco A&R Constitution that would create a classified board of directors that is currently present in the DMY Charter.

☐ FOR	☐ AGAINST	☐ ABSTAIN

(G) Advisory Organizational Documents Proposal 2(g) – Removal of Blank Check Company Provisions: to provide advisory approval of the absence of certain blank check provisions in the Holdco A&R Constitution that will not be necessary to include in the Holdco A&R Constitution following the consummation of the Business Combination.

☐ FOR	☐ AGAINST	☐ ABSTAIN

(3)  Proposal No. 3 — The Adjournment Proposal — To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt, or otherwise in connection with, any of the foregoing proposals, or if DMY determines that additional time is needed in order to satisfy one or more of the conditions to Closing, or in connection with a SPAC Change in Recommendation (as defined below) if necessary to provide sufficient time for SPAC Shareholders to consider such SPAC Change in Recommendation.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Annex K-3

To change the address on your account, please check the box and indicate your new address in the address space provided below ☐

SHAREHOLDER’S SIGNATURE

Signature of Shareholder	Date
Address

Signature of Shareholder	Date
Address

Note: Please sign exactly as your name or names appear on this proxy. When shares of common stock are held jointly, each holder should sign. When signing as an executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign in full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

IMPORTANT: PLEASE MARK, SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

Annex K-4

[RESALE PROSPECTUS ALTERNATE PAGE]

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION DATED OCTOBER 21, 2025

PROSPECTUS FOR 2,884,660 WARRANTS
AND 2,884,660 CLASS A ORDINARY SHARES ISSUABLE UPON THE EXERCISE OF SUCH WARRANTS, IN EACH CASE,

OF

ROSE HOLDCO PTE. LTD. (WHICH WILL BE CONVERTED FROM A SINGAPORE PRIVATE COMPANY LIMITED BY SHARES TO A SINGAPORE PUBLIC COMPANY LIMITED BY SHARES PRIOR TO THE AMALGAMATION DESCRIBED HEREIN. UPON SUCH CONVERSION, THE REGISTRANT WILL BE KNOWN AS “HORIZON QUANTUM HOLDINGS LTD.”) (For reoffer)

This prospectus covers the resale by the selling securityholder (including its transferees, donees, pledgees, and other successors-in-interest) named in this prospectus (the “Selling Securityholder”) of 2,884,660 Holdco Private Warrants to be received by such Selling Securityholder in the Business Combination (as defined below) and 2,884,660 Holdco Class A Ordinary Shares issuable upon exercise of such Holdco Private Warrants (collectively, the “Resale Securities”). The Selling Securityholder is deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended. The Selling Securityholder may sell all, some or none of the Resale Securities. Holdco will not receive any proceeds from any such offer or sale by the Selling Securityholder, but will receive proceeds to the extent that the Holdco Private Warrants are exercised for cash. We will bear all costs, expenses, and fees in connection with the registration of the Resale Securities. The Selling Securityholder will bear all commissions and discounts, if any, attributable to its sales.

The Holdco Private Warrants (as defined below) and underlying Holdco Class A Ordinary Shares (as defined below) will be subject to lock-up immediately following the closing of the Business Combination (as defined below) until the date that is 30 days after the Closing Date. The Holdco Private Warrants that are being registered for resale would constitute 47.7% of the outstanding Holdco Warrants following the completion of the Business Combination. The Holdco Class A Ordinary Shares that are being registered for resale would constitute approximately 4.4% of the outstanding Holdco Class A Ordinary Shares and 2.8% of the voting power of outstanding Holdco Class A Ordinary Shares following the completion of the Business Combination in the No Additional Redemptions Scenario. Following the expiration of applicable lockups, the Selling Securityholder may offer, sell or distribute all or a portion of the Resale Securities publicly or through private transactions at prevailing market prices or at negotiated prices. We provide more information about how the Selling Securityholder may sell the Resale Securities in the section titled “Plan of Distribution.” For more information about potential dilution relating to the potential sale of the Resale Securities, see “Risk Factors — Risks Related to Ownership of Holdco’s Securities — Sales of a substantial number of Holdco securities in the public market following the Business Combination could adversely affect the market price of Holdco Class A Ordinary Shares.”

The Holdco Private Warrants and underlying Holdco Class A Ordinary Shares being registered for resale were initially purchased by dMY Squared Sponsor, LLC (“Sponsor”) in the form of private placement warrants of dMY Squared Technology Group, Inc., a Massachusetts corporation (“DMY”), at a price of $1.00 per warrant, or $2,884,660 in the aggregate, in a private placement that occurred simultaneously with the closing of DMY’s IPO; such warrants will automatically be assumed by Holdco at the effective time of the SPAC Merger (as defined below) and will become Holdco Private Warrants exercisable for 2,884,660 Holdco Class A Ordinary Shares at an initial exercise price of $11.50 per share.

On September 8, 2025, the DMY board of directors (“DMY Board”) unanimously approved the Business Combination Agreement, entered into on September 9, 2025, by and among DMY, Rose Holdco Pte. Ltd. (Company Registration No.: 202537774K), a Singapore private company limited by shares (“Holdco”), Rose Acquisition Pte. Ltd. (Company Registration No.: 202537790M), a Singapore private company limited by shares and a wholly-owned subsidiary of Holdco (“Merger Sub 1”), Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Merger Sub 2”, and together with Merger Sub 1, the “Merger Subs”), and Horizon Quantum Computing Pte. Ltd. (Company Registration No.: 201802755E), a Singapore private company limited by shares (“Horizon”) (as it may be amended, restated, supplemented, or otherwise modified from time to time, the “Business Combination Agreement”), pursuant to which the following will occur: (1) Holdco will be converted from a Singapore private company limited by shares to a Singapore public company limited by shares and, in connection therewith, will adopt an amended and restated constitution (the “Holdco A&R Constitution”), and, among other things, upon such conversion, Holdco will be known as “Horizon Quantum Holdings Ltd.”; (2) the amalgamation of Merger Sub 1 and Horizon under Section 215A of the Companies Act 1967 of Singapore, as amended (the “Singapore Companies Act”), with Horizon surviving as the amalgamated company and a wholly-owned subsidiary of Holdco (the “Amalgamation”); (3) the merger of Merger Sub 2 with and into and DMY, pursuant to the Massachusetts Business Corporation Act (the “MBCA”), with DMY surviving the merger as a wholly-owned subsidiary of Holdco (the “SPAC Merger”); and (4) the other transactions contemplated by the Business Combination Agreement and documents related thereto (such transactions, together with the Amalgamation and the SPAC Merger, the “Business Combination”), all as described in more detail in the accompanying proxy statement/prospectus. A copy of the Business Combination Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

Holdco was incorporated in Singapore with a constitution (the “Holdco Constitution”) which, among other things, implements a dual class structure wherein Holdco’s ordinary shares (the “Holdco Ordinary Shares”) consist of Class A ordinary shares of the share capital of Holdco (the “Holdco Class A Ordinary Shares”) and Class B ordinary shares of the share capital of Holdco (the “Holdco Class B Ordinary Shares”). The rights attaching to the Holdco Class B Ordinary Shares and the Holdco Class A Ordinary Shares are identical in all respects and the Holdco Class A Ordinary Shares and Holdco Class B Ordinary Shares vote together as a single class on all matters, except that the holders of Holdco Class A Ordinary Shares will have one vote per share of Holdco Class A Ordinary Shares and the holders of Holdco Class B Ordinary Shares will have three votes per share of Holdco Class B Ordinary Shares. Upon any sale, assignment, transfer, conveyance, pledge, hypothecation or other transfer or disposition of the Holdco Class B Ordinary Shares, whether or not for value and whether or not voluntary or involuntary (with certain customary exceptions described in more detail in the accompanying proxy statement/prospectus) or by operation of law, such Holdco Class B Ordinary Shares will automatically convert into Holdco Class A Ordinary Shares at an initial conversion rate of one to one, subject to adjustment by the Holdco Board. Additionally, all outstanding Holdco Class B Ordinary Shares will automatically be converted into Holdco Class A Ordinary Shares at an initial conversion rate of one to one, subject to adjustment by the Holdco Board, as follows: (x) at 5:00 p.m., Singapore time, on the first day following the date on which the Horizon Founder (as defined below) is no longer serving as a director or officer of Holdco, (y) the death or incapacity of the Horizon Founder, and (z) such time as the number of outstanding Holdco Class B Ordinary Shares is less than 50% of the total number of Holdco Class B Ordinary Shares outstanding as of immediately following the Amalgamation (as equitably adjusted for share splits, reverse share splits, share dividends, reorganizations, consolidations, exchanges of shares or other similar transactions). The Holdco Class B Ordinary Shares are also convertible into an equal number of Holdco Class A Ordinary Shares at any time at the option of the holder. Prior to the effective time of the Amalgamation, Holdco will adopt, in accordance with the Singapore Companies Act, the Holdco A&R Constitution, which will govern the rights, privileges, and preferences of the holders of Holdco securities upon its conversion into a Singapore public company. A copy of the Holdco A&R Constitution is attached to the accompanying proxy statement/prospectus as Annex B.

No later than one business day prior to the effective time of the Amalgamation, each Horizon Preference Share (as defined below) will be exchanged and converted into Horizon Ordinary Shares (as defined below) at the applicable conversion ratio set forth in the Horizon Constitution (the “Horizon Preference Share Conversion”). Prior to the effective time of the Amalgamation, Holdco will adopt the Holdco A&R Constitution. At the effective time of the Amalgamation, (i) each simple agreement for future equity (“SAFE”) that has not been terminated or expired, pursuant to its terms, will be canceled and automatically deemed for all purposes to represent the right to receive a number of Holdco Class A Ordinary Shares equal to the Exchange Ratio (as defined below) multiplied by the number of Horizon shares (on an as-converted basis) subject to such SAFE, (ii) each issued and outstanding ordinary share in the share capital of Horizon (the “Horizon Ordinary Shares”) (after taking into account the Horizon Preference

Share Conversion and including any ordinary shares issued in any Horizon Pre-Closing Financing (as defined below)) will be automatically converted into the right to receive a number of Holdco Ordinary Shares equal to the Exchange Ratio, on the terms and subject to the conditions of the Business Combination Agreement; provided that Horizon Ordinary Shares held by Dr. Joseph Fitzsimons, the founder and Chief Executive Officer of Horizon (the “Horizon Founder”), will be converted into Holdco Class B Ordinary Shares, and the Horizon Ordinary Shares held by each other shareholder of Horizon will be converted into Holdco Class A Ordinary Shares. Additionally, at the effective time of the Amalgamation, each outstanding and unexercised option to subscribe for Horizon Ordinary Shares (each, a “Horizon Option”) will become an option to subscribe for Holdco Class A Ordinary Shares (each, a “Holdco Option”) containing the same terms, conditions, vesting and other provisions as are currently applicable to such Horizon Options, provided that each Holdco Option will be exercisable for the number of Holdco Class A Ordinary Shares equal to the Exchange Ratio (as defined below) multiplied by the number of Horizon Ordinary Shares subject to the Horizon Option as of immediately prior to the effective time of the Amalgamation, rounded down to the nearest whole share, at an exercise price equal to the per share exercise price of the Horizon Option divided by the Exchange Ratio, rounded up to the nearest whole cent.

The “Aggregate Amalgamation Consideration”, being the aggregate number of new Holdco Ordinary Shares to be issued to the holders of Horizon’s capital stock (the “Horizon Shareholders”) and holders of SAFEs in connection with the Amalgamation, will be a number of Holdco Ordinary Shares determined by dividing (a) the sum of (i) $503,000,000 plus (ii) the aggregate amount of any Horizon Pre-Closing Financing (of which $1 million has been raised as of the date of this proxy statement/prospectus), by (b) the per share price at which each Public Share (as defined below) may be redeemed in connection with the Business Combination (the “Redemption Price”). The “Exchange Ratio” is the number of Horizon Ordinary Shares to be issued in exchange for issued and outstanding Horizon capital stock upon the Amalgamation, and is equal to the quotient obtained by dividing (x) the Aggregate Amalgamation Consideration by (y) the Fully Diluted Horizon Capitalization. The “Fully-Diluted Horizon Capitalization” means the sum, without duplication of (i) the aggregate number of Horizon Ordinary Shares issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (ii) the aggregate number of seed convertible preference shares of Horizon (“Horizon Seed Preference Shares”) (on an as-converted to Horizon Ordinary Shares basis) issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (iii) the aggregate number of seed plus convertible preference shares of Horizon (“Horizon Seed Plus Preference Shares”) (on an as-converted to Horizon Ordinary Shares basis) issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (iv) the aggregate number of Series A convertible preference shares of Horizon (“Horizon Series A Preference Shares”, and together with the Horizon Seed Preference Shares and Horizon Seed Plus Preference Shares, the “Horizon Preference Shares”, and together with the Horizon Ordinary Shares, the “Horizon Shares”) (on an as-converted to Horizon Ordinary Shares basis) issued and outstanding as of immediately prior to the effective time of the Amalgamation, plus (v) the aggregate number of Horizon Shares (on an as-converted basis) issuable upon the conversion of SAFEs that have not terminated or expired as of immediately prior to the effective time of the Amalgamation, plus (vi) the aggregate number of Horizon Ordinary Shares issuable upon, or pursuant to, the exercise of Horizon Options that are issued and outstanding and vested as of immediately prior to the effective time of the Amalgamation, treating such outstanding and vested Horizon Options as having been exercised in full (calculated using the treasury stock method of accounting), plus (vii) the aggregate number of Horizon Ordinary Shares issuable upon, or pursuant to, the Horizon Pre-Closing Financing, if any.

After the effective time of the Amalgamation and immediately prior to the effective time of the SPAC Merger, (1) DMY will effect the redemption of the shares of Class A common stock of DMY, par value $0.0001 per share (the “DMY Class A Shares”), initially issued as part of the DMY Units (as defined below) sold in DMY’s IPO (the “Public Shares” and the holders of Public Shares, the “Public Shareholders”) that are validly submitted for redemption and not withdrawn, (2) each outstanding share of Class B common stock of DMY, par value $0.0001 per share (the “DMY Class B Shares”, and together with the DMY Class A Shares, the “DMY Common Stock”), will be automatically converted into DMY Class A Shares on a one-for-one basis (the “Class B Share Conversion”), and (3) each unit sold in DMY’s IPO (the “DMY Units”) will be automatically separated into its component parts (the “Unit Separation”) and the holder of each DMY Unit will be deemed to hold one DMY Class A Share and one-half of one warrant to purchase DMY Class A Shares (“DMY Public Warrants”) (provided that no fractional DMY Public Warrants will be issued upon the separation of the DMY Units and only whole DMY Public Warrants will be assumed by Holdco and become Holdco Warrants).

At the effective time of the SPAC Merger, (a) each outstanding DMY Class A Share (excluding Public Shares validly submitted for redemption and any dissenting shares, but including DMY Class A Shares issued upon the Class B Share Conversion and DMY Class A Shares issued upon the Unit Separation) will be automatically converted into the right to receive one Holdco Class A Ordinary Share, (b) each outstanding whole DMY Public Warrant (including DMY Public Warrants issued upon the Unit Separation) will be assumed by Holdco and will be exercisable for Holdco Class A Ordinary Shares in lieu of DMY Class A Shares (the “Holdco Public Warrants”), and (c) each outstanding private placement warrant of DMY initially issued in a private placement simultaneous with DMY’s IPO (the “DMY Private Warrants”) will be assumed by Holdco and will be exercisable for Holdco Class A Ordinary Shares in lieu of DMY Class A Shares (the “Holdco Private Warrants”, and together with the Holdco Public Warrants, the “Holdco Warrants”).

The DMY Class A Shares and DMY Public Warrants are traded on the OTCQB market (“OTCQB”), operated by the OTC Markets Group (“OTC Markets”), and the DMY Units are traded on the OTCID market (“OTCID”), under the symbols “DMYY”, “DMYYU”, and “DMYYW”, respectively, following the delisting from the NYSE American exchange on September 29, 2025 due to DMY’s failure to complete its initial business combination within 36 months of the effectiveness of its initial public offering registration statement. DMY shareholders should know that there may be a very limited market in which DMY’s securities are traded, the trading price of DMY’s securities may be adversely affected, and the DMY Class A Shares may be deemed to be a “penny stock”. DMY can provide no assurance that its securities will continue to trade on the OTC Market, whether broker-dealers will continue to provide public quotes of its securities on the OTC Market, or whether the trading volume of its securities will be sufficient to provide for an efficient trading market for existing and potential holders of its securities. See “Risk Factors — Risks Related to DMY and the Business Combination — DMY’s securities were delisted from trading on the NYSE American exchange and trade on the OTC Markets, which could limit investors’ ability to make transactions in DMY’s securities and subject DMY to additional trading restrictions.”

On September 8, 2025, the last trading day before announcement of the execution of the Business Combination Agreement, the closing price of the DMY Class A Shares on the NYSE American exchange was $12.03, the closing price of the DMY Units on the NYSE American exchange was $14.04, and the closing price of the DMY Public Warrants on the NYSE American exchange was $0.94. As of [•], 2025, the closing price of the DMY Class A Shares on the OTCQB was $[•], the closing price of the DMY Units on the OTCID was $[•], and the closing price of the DMY Public Warrants on the OTCQB was $[•].

Although Holdco is not currently a public reporting company, following the effectiveness of the registration statement of which this prospectus forms a part and the Closing, Holdco will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended.

Holdco intends to apply for listing, to be effective at Closing, of the Holdco Class A Ordinary Shares and Holdco Warrants on the Nasdaq Stock Market (“Nasdaq”) under the symbols “HQ” and “HQW”, respectively. It is a condition to Horizon’s and DMY’s obligations to consummate the Business Combination that the Holdco Class A Ordinary Shares to be issued in connection with the Business Combination Agreement is approved for listing on the Stock Exchange, subject only to official notice of issuance. DMY and Horizon believe that Holdco will satisfy the initial listing requirements of Nasdaq at the Closing, but there can be no assurance such listing condition will be met. If such listing condition is not met, the Business Combination may not be consummated unless such condition is waived by Horizon and DMY. The Stock Exchange listing condition may be waived by Horizon and DMY at any time prior to the Closing, including after the deadline for submitting redemption requests or the Special Meeting. If Horizon and DMY waive such condition, DMY intends to file a Current Report on Form 8-K within four business days of such event, however you should know that given such timing you may not be notified before the deadline for submitting redemption requests or the Special Meeting. It is important for you to consider that, at the time of the deadline for submitting redemption requests or the Special Meeting, Holdco may not have received from Nasdaq either confirmation of the listing of the Holdco Class A Ordinary Shares and Holdco Warrants or confirmation that approval will be obtained prior to the consummation of the Business Combination, and you will not be notified prior to the deadline for submitting redemption requests or the Special Meeting if Holdco has not yet received such approval or confirmation. As a result, you may be asked to vote to approve the Business Combination and the other proposals included in this proxy statement/prospectus without knowing whether the Holdco Class A Ordinary Shares and Holdco Warrants will be listed on Nasdaq or another securities exchange and, further, it is possible that such listing may never be achieved and the Business Combination could still be consummated if such condition is waived.

As a result of the concentration of Holdco Class B Ordinary Shares and voting control in the Horizon Founder, upon the consummation of the Business Combination, Holdco may qualify as a “controlled company” as defined under the corporate governance rules of Nasdaq, because it is expected that the Horizon Founder will beneficially own more than 50% of the total voting power of all issued and outstanding Holdco. Ordinary Shares immediately following the consummation of the Business Combination. For so long as Holdco remains a controlled company under that definition, it is permitted to elect to rely, and may rely, on certain exemptions from Stock Exchange corporate governance rules.

In addition, Holdco is a foreign private issuer within the meaning of the rules under the Exchange Act and, as such, Holdco is permitted to follow the corporate governance practices of its home country, Singapore, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. As a foreign private issuer, Holdco is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. Holdco does not currently expect to rely on these exemptions and intends to fully comply with all corporate governance requirements under the listing standards of Nasdaq. However, if it were to utilize some or all of these exemptions, Horizon would not comply with certain of the corporate governance standards of the Nasdaq, which could adversely affect the protections for other stockholders.

DMY is, and Holdco will be, an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and has elected to comply with certain reduced public company reporting requirements.

Investing in the Holdco Warrants and underlying Holdco Class A Ordinary Shares involves a high degree of risk. More information about DMY, Horizon, Holdco, and the Business Combination is contained in the accompanying prospectus. DMY, Horizon and Holdco urge you to read the accompanying prospectus, including the financial statements and annexes and other documents referred to herein, carefully and in their entirety. In particular, you should carefully consider the matters discussed under “Risk Factors” beginning on page 55 of the accompanying prospectus.

This resale prospectus is dated            , 2025.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION OR THE SECURITIES TO BE RESOLD BY THE SELLING SECURITYHOLDER, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

[RESALE PROSPECTUS ALTERNATE PAGE]

SELLING SECURITYHOLDER

This section is part of the “resale prospectus” pertaining to the registration under the Securities Act of the resale by the Selling Securityholder of 2,884,660 Holdco Private Warrants and 2,884,660 Holdco Class A Ordinary Shares issuable upon the exercise of such warrants. The Selling Securityholder may sell all, some or none of such Holdco Private Warrants and Holdco Class A Ordinary Shares it holds. Holdco will not receive any proceeds from any such offer or sale by the Selling Securityholder, but will receive proceeds to the extent that the Holdco Private Warrants are exercised for cash.

The table below sets forth the name of the Selling Securityholder and the aggregate number of Holdco Private Warrants and Holdco Class A Ordinary Shares that the Selling Securityholder may offer for sale pursuant to this prospectus. Percentages assume the No Additional Redemptions Scenario. For more information, see “Beneficial Ownership of Securities.”

Pursuant to the terms of the Lock-Up Agreement, the Holdco Private Warrants and underlying Holdco Class A Ordinary Shares may not be sold by the Selling Security holder until 30 days after the Closing Date.

Because the Selling Shareholder may, from time to time, sell, transfer or otherwise dispose of all, some or none of the Holdco Private Warrants and Holdco Class A Ordinary Shares covered by this prospectus, Holdco cannot determine the number of such securities that will be sold, transferred or otherwise disposed of by the Selling Securityholder or the amount or percentage of securities that will be beneficially held by the Selling Securityholder upon termination of the resale.

	Securities Owned Before the Offering					Securities to be Sold			Securities Owned After the Offering
Name of Selling Security holder	Ordinary Shares		Percentage of Class	Warrants	Percentage of Class	Ordinary Shares		Warrants	Ordinary Shares	Percentage of Class	Warrants	Percentage of Class
dMY Squared Sponsor, LLC(1)	4,048,144	(2)	14.89%	2,884,660	47.73%	2,884,660	(2)	2,884,660	1,163,484	2.59%	—	—
Total	4,084,144		14,89%	2,884,660	47.73%	2,884,660		2,884,660	1,163,484	2.59%	—	—

____________

(1)      The Sponsor was formed prior to the DMY IPO for the purpose of acting as the sponsor of DMY. Harry L. You is the manager of the Sponsor and has voting and investment discretion with respect to the securities held by the Sponsor. Mr. You is the Chairman, Chief Executive Officer, and Chief Financial Officer of DMY prior to the Business Combination and is expected to become a director of Holdco at the Closing. Mr. You disclaims beneficial ownership of the securities held by the Sponsor except to the extent of his pecuniary interest therein. The business address of the Sponsor is c/o dMY Squared Technology Group, Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, NV 89144.

(2)      Includes 2,884,660 Holdco Class A Ordinary Shares underlying 2,884,660 Holdco Private Warrants held by the Sponsor.

Registration of the resale of Holdco Private Warrants and Holdco Class A Ordinary Shares does not mean that such securities necessarily will be offered or sold. Holdco will not receive any proceeds from any such offer or sale by the Selling Securityholder, but will receive proceeds to the extent that the Holdco Private Warrants are exercised for cash.

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[RESALE PROSPECTUS ALTERNATE PAGE]

PLAN OF DISTRIBUTION

The Selling Securityholder and any of its pledgees, donees, assignees and successors-in-interest may, after the expiration of the Warrants Lock-Up Period, from time to time, sell any or all of the Holdco Private Warrants and underlying Holdco Class A Ordinary Shares being offered under this resale prospectus on any stock exchange, market or trading facility on which such securities are traded or in private transactions, at market prices prevailing at the time of sale or at negotiated prices. The Selling Securityholder may use any one or more of the following methods when disposing of shares:

•        ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•        block trades in which the broker-dealer will attempt to sell the shares as agent but may position; and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        coverage of short sales made after the date that the registration statement of which this resale prospectus is a part is declared effective by the SEC;

•        broker-dealers may agree with the Selling Securityholder to sell a specified number of such shares at a stipulated price per share;

•        a combination of any of these methods of sale; and

•        any other method permitted pursuant to applicable law.

The Holdco Private Warrants and Holdco Class A Ordinary Shares may also be sold, after the expiration of the Warrants Lock-Up Period, under Rule 144 under the Securities Act, if available for the Selling Securityholder, rather than under this resale prospectus. The Selling Securityholder has the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

After expiration of the Warrants Lock-Up Period, the Selling Securityholder may pledge its shares to its brokers under the margin provisions of customer agreements. If the Selling Securityholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

In addition, the Selling Securityholder may elect to make an in-kind distribution of securities to its members pursuant to the registration statement of which this prospectus is a part by delivering a prospectus with a plan of distribution. Such members would thereby receive freely tradeable securities pursuant to the distribution through a registration statement. To the extent a distributee is an affiliate of Holdco (or to the extent otherwise required by law), Holdco may file a prospectus supplement in order to permit the distributees to use the prospectus to resell the securities acquired in the distribution.

If broker-dealers are used in the sale of the Holdco Private Warrants and/or Holdco Class A Ordinary Shares offered under this resale prospectus, the Selling Securityholder will sell such Holdco Private Warrants or Holdco Class A Ordinary Shares to such broker-dealers as principals. They may then resell the Holdco Private Warrants or Holdco Class A Ordinary Shares to the public at varying prices determined by the broker-dealers at the time of resale. Broker-dealers engaged by the Selling Securityholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Securityholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

The Selling Securityholder and any broker-dealers or agents that are involved in selling the shares offered under this resale prospectus are deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting discount under the Securities Act. To the extent that broker-dealers are used in the

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sale of the Holdco Private Warrants and Holdco Class A Ordinary Shares offered under this resale prospectus, any such broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this resale prospectus unless and until Holdco sets forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this resale prospectus or, if required, in a replacement resale prospectus included in a post-effective amendment to the registration statement of which this resale prospectus is a part. Because the Selling Securityholder is deemed an “underwriter” within the meaning of Section 2(11) of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act.

The Selling Securityholder and any other persons participating in the sale or distribution of the shares offered under this resale prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

Any FINRA member firm participating in the resale, on behalf of Selling Securityholder, of the securities on a principal or agency basis shall satisfy the filing and disclosure requirements of Rule 5110 and NASD Notice to Members 88-101, and shall not receive compensation in excess of that allowable under FINRA rules, including Rule 5110, in connection with the resale of the securities by the Selling Securityholder.

If any of the Holdco Private Warrants and Holdco Class A Ordinary Shares offered for sale pursuant to this resale prospectus are transferred other than pursuant to a sale under this resale prospectus, then subsequent holders could not use this resale prospectus until a post-effective amendment or prospectus supplement, is filed, naming such holders. Holdco offers no assurance as to whether the Selling Securityholder will sell all or any portion of the shares offered under this resale prospectus.

Holdco has agreed to pay all fees and expenses it incurs incident to the registration of the shares being offered under this resale prospectus. However, the Selling Securityholder and subsequent purchaser is responsible for paying any discount, and similar selling expenses it incurs.

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PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Holdco’s constitution provides that, subject to the provisions of and so far as may be permitted by the Singapore Companies Act and every other legislation for the time being in force concerning companies and affecting our company, every director or other officer of Holdco shall be entitled to be indemnified by it against all costs, charges, losses, expenses and liabilities incurred or to be incurred by him in the execution and discharge of his duties or in relation thereto.

Under Section 172 of the Singapore Companies Act, any provision (whether in the constitution, contract with the company or otherwise) which purports to exempt or provides an indemnity for exempting or indemnifying the officers of a company (including directors) against any liability which by law would otherwise attach to them in connection with any negligence, default, breach of duty or breach of trust in relation to a company will be void. However, a company is not prohibited from: (a) as provided in Section 172A of the Singapore Companies Act, purchasing and maintaining for an officer of the company insurance against any such liability incurred by him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company; or (b) as provided in Section 172B of the Singapore Companies Act, indemnifying an officer of a company against liability incurred by an officer to a person other than the company, except when the indemnity is against (i) any liability of the officer to pay a fine in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance of any requirement of a regulatory nature (howsoever arising); or (ii) any liability incurred by the officer (A) in defending criminal proceedings in which he or she is convicted; (B) in defending civil proceedings brought by the company or a related company in which judgment is given against him or her; or (C) in connection with an application for relief under Section 76A(13) or Section 391 of the Singapore Companies Act in which the Singapore courts refuses to grant him or her relief.

Under the Singapore Companies Act, “officer” in relation to a corporation includes (a) any director or secretary of the corporation or a person employed in an executive capacity by the corporation, (b) a receiver and manager of any part of the undertaking of the corporation appointed under a power contained in any instrument, and (c) any liquidator of a company appointed in a voluntary winding up, but does not include any receiver who is not also a manager, any receiver and manager appointed by the Singapore court, any liquidator appointed by the Singapore court or by the creditors, or a judicial manager appointed under Part 7 of the Singapore Insolvency, Restructuring and Dissolution Act 2018.

In cases where an officer is sued by the company, the Singapore Companies Act gives the court the power to relieve officers either wholly or partially from the consequences of their negligence, default, breach of duty or breach of trust. In order for relief to be obtained, it must be shown that (i) the officer acted reasonably and honestly; and (ii) it is fair, having regard to all the circumstances of the case including those connected with such officer’s appointment, to excuse the officer.

However, Singapore case law has indicated that such relief will not be granted to an officer who has benefited as a result of his or her breach of trust.

Item 21. Exhibits and Financial Statement Schedules.

(a)     The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
2.1*†

Business Combination Agreement, by and among dMY Squared Technology Group, Inc., Rose Holdco Pte. Ltd., Rose Acquisition Pte. Ltd., Horizon Merger Sub 2, Inc., and Horizon Quantum Computing Pte. Ltd., dated as of September 9, 2025 (included as Annex A to this proxy statement/prospectus).

3.1*

dMY Squared Technology Group, Inc. Amended and Restated Articles of Organization (incorporated by reference to Exhibit 3.1 to DMY’s Current Report on Form 8-K (File No. 001-41519), filed with the SEC on October 4, 2022).

3.2*

Certificate of Amendment to DMY’s Amended and Restated Articles of Organization (incorporated by reference to Exhibit 3.1 to DMY’s Current Report on Form 8-K (File No. 001-41519), filed with the SEC on January 8, 2024).

Exhibit No.	Description
3.3*

dMY Squared Technology Group, Inc. Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to DMY’s Current Report on Form 8-K (File No. 001-41519), filed with the SEC on March 15, 2023).

3.4*	Horizon Quantum Holdings Ltd. Amended and Restated Constitution (included as Annex B to this proxy statement/prospectus).
3.5***	Form of Plan of Merger, by and between dMY Squared Technology Group, Inc. and Horizon Merger Sub 2, Inc.
4.1***	Specimen Class A Ordinary Share Certificate of Horizon Quantum Holdings Ltd.
4.2***	Specimen Warrant Certificate of Horizon Quantum Holdings Ltd.
4.3*

Warrant Agreement, dated October 4, 2022, between dMY Squared Technology Group, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to DMY’s Current Report on Form 8-K (File No. 001-41519), filed with the SEC on October 4, 2022).

4.4*

Form of Warrant Assumption and Amendment Agreement between dMY Squared Technology Group, Inc., Horizon Quantum Holdings Ltd., and Continental Stock Transfer & Trust Company (included as Annex G to this proxy statement/prospectus).

5.1***	Opinion of Rajah & Tann Singapore LLP.
5.2***	Opinion of Ellenoff Grossman & Schole LLP.
8.1***	Opinion of Rajah & Tann Singapore LLP regarding Singapore tax matters.
8.2***	Opinion of White & Case LLP regarding U.S. federal income tax matters.
10.1*

Sponsor Support Agreement, dated as of September 9, 2025, by and among dMY Squared Technology Group, Inc., Rose Holdco Pte. Ltd., Horizon Quantum Computing Pte. Ltd., dMY Squared Sponsor, LLC, and certain other shareholders of dMY Squared Technology Group, Inc. (included as Annex C to this proxy statement/prospectus).

10.2*

Form of Support Agreement, dated as of September 9, 2025, by and among dMY Squared Technology Group, Inc., Rose Holdco Pte. Ltd., Horizon Quantum Computing Pte. Ltd., and all shareholders of Horizon (included as Annex D to this proxy statement/prospectus).

10.3*	Form of Lock-Up Agreement (included as Annex E to this proxy statement/prospectus)
10.4*	Form of Registration Rights Agreement (included as Annex F to this proxy statement/prospectus).
10.5*	Form of Sponsor Indemnification Agreement (included as Annex H to this proxy statement/prospectus).
10.6+***	Form of Holdco Employment Agreement.
10.7+	Form of Horizon Quantum Holdings Ltd. 2025 Equity Incentive Plan (included as Annex I to this proxy statement/prospectus).
10.8+	Form of Horizon Quantum Holdings 2025 Employee Share Purchase Plan (included as Annex J to this proxy statement/prospectus).
10.9*

Investment Management Trust Agreement, dated October 4, 2022 between dMY Squared Technology Group, Inc. and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 10.1 to DMY’s Current Report on Form 8-K (File No. 001-41519), filed with the SEC on October 4, 2022).

10.10*

Amendment to the Investment Management Trust Agreement, dated January 2, 2024 by and between dMY Squared Technology Group, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to DMY’s Current Report on Form 8-K (File No. 001-41519), filed with the SEC on January 8, 2024).

10.11*

Private Placement Warrants Purchase Agreement, dated October 4, 2022 between dMY Squared Technology Group, Inc. and dMY Squared Sponsor, LLC (incorporated by reference to Exhibit 10.3 to DMY’s Current Report on Form 8-K (File No. 001-41519), filed with the SEC on October 4, 2022).

10.12*

Administrative Services Agreement, dated October 4, 2022 between dMY Squared Technology Group, Inc. and dMY Squared Sponsor, LLC (incorporated by reference to Exhibit 10.4 to DMY’s Current Report on Form 8-K (File No. 001-41519), filed with the SEC on October 4, 2022).

10.13*

Letter Agreement, dated October 4, 2022 between dMY Squared Technology Group, Inc., dMY Squared Sponsor, LLC and each of the executive officers and directors of DMY (incorporated by reference to Exhibit 10.5 to DMY’s Current Report on Form 8-K (File No. 001-41519), filed with the SEC on October 4, 2022).

10.14*

Form of Promissory Note (Over-Allotment) between dMY Squared Technology Group, Inc. and dMY Squared Sponsor, LLC (incorporated by reference to Exhibit 10.11 to DMY’s Current Report on Form S-1 (File No. 333-6770), filed with the SEC on September 12, 2022).

Exhibit No.	Description
10.15*

Promissory Note, dated October 11, 2022, issued to dMY Squared Sponsor, LLC (incorporated by reference to Exhibit 10.1 to DMY’s Current Report on Form 8-K (File No. 001-41519), filed with the SEC on October 12, 2022).

10.16*

Promissory Note, dated January 2, 2024, issued to Mr. Harry L. You (incorporated by reference to Exhibit 10.2 to DMY’s Current Report on Form 8-K (File No. 001-41519), filed with the SEC on January 8, 2024).

10.17***	Form of SAFE
23.1***	Consent of WithumSmith+Brown, PC.
23.2***	Consent of PKF Littlejohn LLP with respect to the financial statements of Horizon Quantum Computing Pte. Ltd.
23.3***	Consent of PKF Littlejohn LLP with respect to the financial statements of Rose Holdco Pte. Ltd.
23.4***	Consent of Rajah & Tann Singapore LLP (included within Exhibit 5.1).
23.5***	Consent of Ellenoff Grossman & Schole LLP (included within Exhibit 5.2).
23.6***	Consent of Rajah & Tann Singapore LLP (included within Exhibit 8.1).
23.7***	Consent of White & Case LLP (included within Exhibit 8.2).
24.1*	Power of Attorney (included on the signature pages hereto).
99.1***	Consent of Harry L. You to be named as a Director Designee.
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
107***	Calculation of Registration Fee Table.

____________

*        Filed herewith.

**      Previously filed.

***    To be filed by amendment.

†        Certain schedules and similar attachments to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted schedules and similar attachments to the SEC upon its request.

#        Portions of this exhibit have been omitted because they are both (i) not material and (ii) the type of information that the Co-Registrant treats as private or confidential.

+        Denotes management contract or compensatory plan or arrangement.

Item 22. Undertakings.

(a)     The undersigned registrant hereby undertakes as follows:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

(5)    That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)    That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)    That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [location].

Date: [•], 2025	ROSE HOLDCO PTE. LTD.
By:
	Name:	Joseph Fitzsimons
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph Fitzsimons and Gregory Gould, and each or any of them, her or his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and Director	[•], 2025
Joseph Fitzsimons	(Principal Executive Officer)
	Chief Financial Officer and Director	[•], 2025
Gregory Gould	(Principal Financial and Accounting Officer)
	Chief Science Officer	[•], 2025
Dr. Si-Hui Tan

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Rose Holdco Pte. Ltd., has signed this registration statement or amendment thereto in the City of Newark, State of Delaware, on [•], 2025

By:
Name:	Donald J. Puglisi
Title:	Puglisi & Associates, Managing Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Co-Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in [location].

Date: [•], 2025	HORIZON QUANTUM COMPUTING PTE. LTD
By:
	Name:	Joseph Fitzsimons
	Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph Fitzsimons her or his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons on behalf of the Co-Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and Chairman	[•], 2025
Joseph Fitzsimons	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)
	Chief Financial Officer	[•], 2025
Gregory Gould	(Principal Financial Officer and Principal Accounting Officer)
	Chief Science Officer, Director	[•], 2025
Dr. Si-Hui Tan
	Director	[•], 2025
Hsien-Hui Tong

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Horizon Quantum Computing Pte. Ltd., has signed this registration statement or amendment thereto in the City of Newark, State of Delaware, on [•], 2025

By:
Name:	Donald J. Puglisi
Title:	Puglisi & Associates, Managing Director